As filed with the Securities and Exchange Commission on January 10, 2022

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________________

Bright Lights Parent Corp.*

(Exact Name of Registrant as Specified in Its Charter)

_____________________

Delaware	6770	87-3606320
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

12100 Wilshire Blvd, Suite 1150
Los Angeles, CA 90025
Telephone: (310) 421-1472

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

_____________________

Michael Mahan
Chief Executive Officer
c/o Bright Lights Acquisition Corp.
12100 Wilshire Blvd, Suite 1150
Los Angeles, CA 90025
Telephone: (310) 421-1472

(Name, address, including zip code, and telephone number, including area code, of agent for service)

_____________________

Copies to:

Gregg A. Noel, Esq. Michael J. Mies, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue, Suite 1400 Palo Alto, CA 94301 (650) 470-4500	Jeremy Weitz, Esq. Tanya Viner, Esq. Peter Hogan, Esq. Buchalter PC 1000 Wilshire Boulevard, Suite 1500 Los Angeles, CA 90017 (213) 891-0700

___________________________________

Approximate date of commencement of proposed sale of the securities to the public:    As soon as practicable after this registration statement is declared effective and all other conditions to the Business Combination described in the enclosed proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer) ☐

____________

*         Upon the closing of the business combination referred to in the proxy statement/prospectus within this registration statement, the name of the registrant is expected to change to Manscaped Holdings, Inc.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered(1)(10)		Proposed maximum offering price per unit		Proposed maximum aggregate offering price		Amount of registration fee
Class A Common Stock, $.0001 par value	28,175,000	(1)	$9.88	(2)	$278,369,000	(2)	$25,804.81
Class A Common Stock, $.0001 par value	32,533,199	(3)	$9.65	(4)	$313,945,370.35	(4)	$29,102.74
Class B Common Stock, $.0001 par value	54,533,747	(5)	—	(6)	—	(6)	—
Redeemable Warrants to purchase Class A Common Stock	18,100,000	(7)	$0.76	(9)	$13,756,000	(9)	$1,275.19
Class A Common Stock, $.0001 par value, underlying Warrants	18,100,000		$11.50	(8)	$208,150,000.00		$19,295.51
Total	—		—		$814,220,370.35		$75,478.25

____________

(1)      Relates to Class A common stock, par value $0.0001 per share, of the registrant (“ParentCo Class A Common Stock”) issuable upon a series of mergers involving Bright Lights Acquisition Corp. (“BLTS”) as further described herein. The amount of ParentCo Class A Common Stock to be registered is based on the estimate that such number of shares of the common stock of BLTS will be outstanding and held by such stockholders immediately prior to the business combination.

(2)      Pursuant to Rules 457(c) and 457(f) under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to the product obtained by multiplying (a) $9.88, which represents the average of the high and low prices of the BLTS Class A Common Stock on January 5, 2022, by (b) 28,175,000, based on the estimate that 28,055,000 shares of BLTS Class A Common Stock will be outstanding immediately prior to the business combination and 120,000 shares of BLTS Class B Common Stock will be outstanding immediately prior to the business combination.

(3)      The number of shares of common stock is based upon 22,244,958 shares of ParentCo Class A Common Stock estimated to be issued to the equityholders of Manscaped Holdings, LLC (“Manscaped Holdings”), who are also stockholders of Manscaped, Inc. prior to the Manscaped, Inc. Merger (as defined below), in connection with the closing of the proposed Business Combination. Also includes 10,288,241 shares of ParentCo Class A Common Stock that may be issued after the Business Combination (defined below), to certain stockholders of Manscaped, Inc. prior to the Manscaped, Inc. Merger and certain equityholders of Manscaped Holdings, LLC (“Manscaped Holdings”) following the Business Combination, upon the achievement of certain milestones as further described herein.

(4)     Pursuant to Rule 457(f) under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is based on the aggregate book value of the securities of Manscaped, Inc. as of January 5, 2022.

(5)      The number of shares of common stock is based upon 54,533,747 shares of ParentCo Class B Common Stock estimated to be issued to certain equityholders of Manscaped Holdings, who are also stockholders of Manscaped, Inc. prior to the Manscaped, Inc. Merger (as defined below), in connection with the closing of the proposed Business Combination.

(6)      Pursuant to Rule 457(i), no additional registration fee is owed with respect to such securities as no additional consideration is to be received in connection with the conversion of the ParentCo Class B Common Stock into ParentCo Class A Common Stock that are registered hereunder.

(7)      Reflects warrants to purchase 18,100,000 shares of ParentCo Class A Common Stock (“ParentCo Warrants”) based on the maximum number of public and private warrants of BLTS that will be converted into ParentCo Warrants pursuant to the business combination. No fee required pursuant to Rule 457(g).

(8)      Pursuant to Rule 457(g)(1) under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price of the ParentCo Class A Common Stock underlying the ParentCo Warrants is calculated based on the $11.50 exercise price of the ParentCo Warrants.

(9)      Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the warrants of BLTS on Nasdaq on January 5, 2022 ($0.76 per warrant) (such date being within five business days of the date that this registration statement was first filed with the SEC). This calculation is in accordance with Rule 457(f)(1) of the Securities Act.

(10)    Pursuant to Rule 416(a) under the Securities Act, there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described in this preliminary proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 10, 2022

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS
OF BRIGHT LIGHTS ACQUISITION CORP.

AND PROSPECTUS FOR 78,808,199 SHARES OF CLASS A COMMON STOCK, 54,533,747 SHARES OF CLASS B COMMON STOCK AND 18,100,000 REDEEMABLE WARRANTS
OF BRIGHT LIGHTS PARENT CORP. (AFTER THE BUSINESS COMBINATION DESCRIBED HEREIN)

As previously announced, on November 22, 2021, Bright Lights Acquisition Corp., a Delaware corporation (“BLTS”), entered into a Business Combination Agreement with Manscaped Holdings, LLC, a Delaware limited liability company (“Manscaped Holdings”), Bright Lights Parent Corp., a Delaware corporation (“ParentCo”) (whose name is expected to change to Manscaped Holdings, Inc. immediately prior to the closing of the Business Combination), Mower Intermediate Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of BLTS (“Intermediate Holdco”), Mower Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of BLTS (“Merger Sub Corp”), and Mower Merger Sub 2, LLC, a Delaware limited liability company and a wholly owned subsidiary of Intermediate Holdco (“Merger Sub LLC”), attached to this proxy statement/prospectus as Annex A (as it may be amended, restated, supplemented or otherwise modified from time to time, the “BCA” or the “Business Combination Agreement”), pursuant to which BLTS and Manscaped Holdings (the parent company of the “Manscaped” business) have agreed to combine certain of their subsidiaries through a series of transactions (collectively, the “Business Combination”) that will result, among other things, in ParentCo becoming a publicly traded company on The Nasdaq Stock Market LLC (“Nasdaq”) and ParentCo acquiring a controlling interest in (with Intermediate Holdco becoming the managing member of) Manscaped Holdings in an “Up-C” structure in which Manscaped Holdings will continue to hold the Manscaped business.

In connection with the Business Combination, we will hold a special meeting of BLTS stockholders (the “Special Meeting”) via live webcast on the Internet at            Pacific Time,            . Only BLTS stockholders of record as of            , 2022, the record date for the Special Meeting, are entitled to notice of and to attend and vote at the Special Meeting. Such BLTS stockholders may attend the Special Meeting by visiting the Special Meeting website at            , where they will be able to listen to the meeting live and vote during the meeting. Please note that there will not be any in person attendance at the Special Meeting and you will only be able to attend the Special Meeting by means of remote communication.

At the Special Meeting, BLTS stockholders will be asked to adopt the BCA and approve the Business Combination and other transactions contemplated by the Business Combination Agreement (the “BCA Proposal”), as well as to approve certain other proposals in connection with the consummation of the Business Combination, including, among other things (i) a proposal to approve the amended and restated certificate of incorporation of ParentCo that will be adopted prior to the closing of the Business Combination, as well as separate proposals to approve specific amendments thereto, as described herein (the “Organizational Documents Proposals”), (ii) a proposal to elect 5 directors to serve staggered terms, and until their respective successors are duly elected and qualified or until their earlier resignation, removal or death (the “Director Election Proposal”), with 2 additional directors to be appointed prior to Closing; (iii) a proposal to approve certain equity issuances in connection with the Business Combination for purposes of complying with the applicable listing standards of the Nasdaq (the “Stock Issuance Proposal”); (iv) a proposal to approve and adopt the Manscaped Holdings, Inc. 2022 Omnibus Incentive Plan (the “Equity Incentive Plan Proposal”); (v) a proposal to approve and adopt the Manscaped Holdings Management Incentive Plan (the “Management Incentive Plan Proposal”); and (vi) a proposal to approve the adjournment of the Special Meeting to a later date or dates, if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the BCA Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal, and the Management Incentive Plan Proposal (the “Adjournment Proposal”) ((i)-(vi), collectively, the “Transaction Proposals”).

Each of the proposals is more fully described in the accompanying Notice of Special Meeting of Stockholders for the Special Meeting and the proxy statement/prospectus. If the BCA Proposal and the Organizational Documents Proposals are not approved, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal, and the Management Incentive Plan Proposal will not be presented to the BLTS stockholders for a vote. The approval of each of the BCA Proposal, the Organizational Documents Proposals, the election of each director nominee pursuant to the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal,

and the Management Incentive Plan Proposal, is a precondition to the consummation of the Business Combination (collectively, the “Condition Precedent Proposals”). This document is both a proxy statement/prospectus containing information about the Special Meeting and a prospectus of ParentCo with respect to the securities to be issued to BLTS’s securityholders and equityholders of Manscaped Holdings in the Business Combination.

ParentCo, Intermediate Holdco, Merger Sub Corp. and Merger Sub LLC are newly formed entities that were formed for the sole purpose of entering into and consummating the transactions described in the BCA. Each of ParentCo, Intermediate Holdco and Merger Sub Corp are wholly-owned direct subsidiaries of BLTS, and Merger Sub LLC is a wholly-owned direct subsidiary of Intermediate Holdco.

Pursuant to the BCA, subject to the terms and conditions set forth therein, among others: (i) BLTS and ParentCo will enter into a merger transaction pursuant to which BLTS will merge with and into ParentCo (the “ParentCo Merger”), pursuant to which the separate corporate existence of BLTS will cease and ParentCo will be the surviving corporation, (ii) pursuant to an Exchange Agreement (the “Exchange Agreement”), to be entered into by Manscaped Holdings, ParentCo and certain other parties thereto, certain holders of unvested incentive units of Manscaped Holdings shall surrender their unvested incentive units in exchange for restricted stock units of ParentCo, and immediately thereafter, all exchanged incentive units of Manscaped Holdings shall be cancelled, (iii) Merger Sub Corp will merge with and into Manscaped, Inc., a Delaware corporation and a wholly owned subsidiary of Manscaped Holdings (“Manscaped, Inc.”), pursuant to which the separate corporate existence of Merger Sub Corp will cease and Manscaped, Inc. will be the surviving corporation and a wholly owned subsidiary of ParentCo (the “Manscaped, Inc. Merger”), (iv) Manscaped, Inc. will merge with and into Merger Sub LLC (such merger, the “Second Merger” and, together with the Manscaped, Inc. Merger, the “Mergers”), with Merger Sub LLC being the surviving entity of the Second Merger (the “Surviving Entity”), and (v) following the Mergers, (x) Intermediate Holdco will contribute all of its interest in the Surviving Entity to Manscaped Holdings in exchange for limited liability company interests of Manscaped Holdings and (y) Intermediate Holdco will become the managing member of Manscaped Holdings pursuant to an amended and restated limited liability company agreement of Manscaped Holdings. Prior to the closing (the “Closing”) of the Business Combination, the name of ParentCo is expected to change to Manscaped Holdings, Inc.

Concurrently with entering into the Business Combination Agreement, BLTS and ParentCo also entered into subscription agreements with various investors, pursuant to which such investors agreed to purchase shares of ParentCo Class A Common Stock having an aggregate purchase price of approximately $75,000,000 at a purchase price of $9.20 per share (the “PIPE Investment”). The closing of the PIPE Investment is conditioned on the satisfaction or waiver of all conditions set forth in the BCA as well as other customary closing conditions, and on the Business Combination being consummated immediately following the closing of the PIPE Investment.

Prior to completion of the Business Combination, (i) each of the outstanding limited liability company units of Manscaped Holdings (other than incentive units) will be recapitalized into a single class of limited liability company units (“LLC Units”) and (ii) 100% of the capital stock of Manscaped, Inc. will be distributed to certain equityholders of Manscaped Holdings, in each case in accordance with their terms and conditions of that certain Restructuring Agreement, dated as of November 22, 2021 (the “Restructuring Agreement”).

If BLTS stockholders approve the BCA Proposal and the parties consummate the Business Combination: (i) the holders of shares of BLTS’s common stock (“BLTS Common Stock”) issued and outstanding immediately prior to the effective time of the Business Combination (other than any redeemed shares) will receive one share of Class A Common Stock of ParentCo (“ParentCo Class A Common Stock”) in exchange for each share of BLTS Common Stock held by them, (ii) the holders of each whole warrant to purchase BLTS Common Stock will receive one warrant to purchase ParentCo Class A Common Stock at an exercise price of $11.50 per share in exchange for each whole warrant to purchase BLTS Common Stock pursuant to the Assignment, Assumption and Amendment Agreement, dated as of November 22, 2021, by and among BLTS, ParentCo and Continental Stock Transfer & Trust Company (“Continental”), as warrant agent (the “Warrant Amendment”), (iii) each of the then issued and outstanding units of BLTS that have not been previously separated into the underlying shares of BLTS Class A Common Stock and underlying BLTS Warrants upon the request of the holder thereof, will be cancelled and will entitle the holder thereof to one share of ParentCo Class A Common Stock and one-half of one ParentCo Warrant; (iv) pursuant to the Exchange Agreement, certain holders of unvested incentive units of Manscaped Holdings shall agree to the cancellation of their respective unvested incentive units in exchange for restricted stock units of ParentCo, and immediately thereafter, all exchanged incentive units of Manscaped Holdings shall be cancelled, and (v) certain equityholders of Manscaped Holdings will receive an aggregate of 22,244,958 shares of ParentCo Class A Common Stock and, in the case of holders of voting units of Manscaped Holdings, 54,533,747 shares of ParentCo Class B Common Stock, as consideration for their shares of Manscaped, Inc. stock. As a result of the Business Combination, Manscaped Holdings will become a partially owned subsidiary of ParentCo.

Pursuant to the Business Combination Agreement and Manscaped Holdings’ limited liability company agreement (which will be amended and restated at Closing), following the achievement of certain milestones, ParentCo will issue ParentCo Class A Common Stock or restricted stock units in ParentCo Class A Common Stock to each holder of Manscaped, Inc. capital stock or restricted stock units of ParentCo as of immediately prior to the effective time of the Manscaped, Inc. Merger with a pro rata portion thereof in excess of zero (each, a “ParentCo Participant”) in accordance with such ParentCo Participant’s pro rata portion thereof (“ParentCo Earnout”), and Manscaped Holdings will issue earnout units in Manscaped Holdings to each holder of equity of Manscaped Holdings as of immediately following the Closing (each a “Manscaped Participant”) in accordance with such Manscaped Participant’s pro rata portion thereof (“Manscaped Earnout”). The earnout milestones are as follows: (A) if the closing share price of ParentCo Class A Common Stock equals or exceeds $12.50 per share for any 20 trading days within any consecutive 30-trading day period commencing on or after the 150th day after the date on which the Closing takes place (the “Closing Date”) and ending on or prior to the five-year anniversary of the Closing Date (such period, the “Earnout Period”); (B) if the closing share price of ParentCo Class A Common Stock equals or exceeds $15.00 per share for any 20 trading days within any consecutive 30-trading day period during the Earnout Period; and (C) if the closing share price of ParentCo Class A Common Stock equals or exceeds $17.50 per share for any 20 trading days within any consecutive 30-trading day period during the Earnout Period. The $12.50, $15.00 and $17.50 share price milestones, respectively, shall also be deemed to have been achieved if (1) after the Closing Date and prior to the five-year anniversary of the Closing Date, there is a merger, consolidation, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction with respect to ParentCo and its subsidiaries, taken as a whole, whereby all or substantially all of the holders of the outstanding shares of ParentCo Class A Common Stock have such shares converted, exchanged or otherwise replaced with the right to receive cash, securities or other property (an “Earnout Strategic Transaction”), or a definitive agreement providing therefor has been entered into during such time and such transaction is ultimately consummated, and (2) the per share value of the consideration to be received in such transaction equals or exceeds $12.50, $15.00 or $17.50 per share, respectively. Earnout shares or units in respect of each milestone may be issued and earned only once. A total of 38,270,011 shares of ParentCo Class A Common Stock shall be subject to the earnout, taking into account both the ParentCo Earnout and the Manscaped Earnout (on an as converted to ParentCo Class A Common Stock basis).

On January 10, 2022, the Business Combination Agreement was amended (such amendment, the “BCA Amendment”). The BCA Amendment provides that each of the outstanding Company LLC Units (as defined in the BCA) and the shares issuable pursuant to the applicable earnout milestone will be treated as converted to ParentCo Class A Common Stock, as applicable, issued and to be taken into account in calculating the per share price for purposes of determining whether any earnout milestone has been achieved in connection with an Earnout Strategic Transaction. Additionally, pursuant to the BCA Amendment, the definition of “Earnout Consideration” is amended with respect to each holder of ParentCo Class A Common Stock and each holder of restricted stock units of ParentCo to equal a portion of the available earnout shares or the available earnout restricted stock units, respectively, as determined by the Board of Managers of Manscaped Holdings. The BCA Amendment also removes the definition of “Earnout Pro Rata Portion”. The BCA Amendment also revises the figure in Section 2.4(a) of the BCA to read “22,244,958 Company LLC Units” and amends Section 6.3(a) of the BCA such that, if the registration statement of which this proxy statement/prospectus forms a part is not effective by February 15, 2022, Manscaped shall act in good faith to deliver to BLTS its audited financial statements as of and for the years ended December 31, 2021, as soon as reasonably practicable following such date.

Additionally, pursuant to the Sponsor Support Agreement, dated as of November 22, 2021 (the “Sponsor Support Agreement”), Bright Lights Sponsor LLC, a Delaware limited liability company and stockholder of BLTS (the “Sponsor”), has agreed immediately prior to the consummation of the ParentCo Merger (but subject to the prior satisfaction of all of the conditions to Closing), Sponsor will contribute, transfer, assign, convey and deliver to BLTS all of its 5,630,000 outstanding shares of BLTS Class B Common Stock, and in exchange, BLTS will issue to Sponsor 5,055,000 shares of BLTS Class A Common Stock. The Sponsor also agreed to subject 1,035,000 shares of its ParentCo common stock (the “Sponsor Earnout Shares”), which are comprised of two equal tranches (the “First Target Sponsor Earnout Shares” and the “Second Target Sponsor Earnout Shares,” respectively), to potential forfeiture to ParentCo for no consideration until the occurrence of certain earnout vesting conditions. If, at any time during the period beginning on the Closing Date and ending five years after the Closing Date (such period, the “Sponsor Earnout Period”), the closing share price of ParentCo Class A Common Stock for 20 out of any 30 consecutive trading days equals or exceeds $12.50, then the First Target Sponsor Earnout Shares, or if such price equals or exceeds $15.00 per share, then the Second Target Sponsor Earnout Shares, will immediately vest and no longer be subject to forfeiture. If, upon the expiration of the Sponsor Earnout Period, either such condition has not been met, any Sponsor Earnout Shares that failed to vest will be automatically forfeited and transferred to ParentCo for no consideration. Additionally, in the event that there is an Earnout Strategic Transaction during the Sponsor Earnout Period, then, to the extent that the holders of shares of ParentCo Class A Common Stock receive a price per share of ParentCo Class A Common Stock (such price, the “Earnout Strategic Transaction Price”) that is greater than or equal to the applicable ParentCo trading price described above, any Sponsor Earnout Shares that have not previously vested will be deemed to have vested to the extent that such Sponsor Earnout Shares would have vested if the ParentCo trading price had been the Earnout Strategic Transaction Price for any 20 trading days within any period of 30 trading days during the Sponsor Earnout Period immediately prior to the closing of such transaction.

On January 10, 2022, the Sponsor Support Agreement was amended (such amendment, the “SSA Amendment”). Pursuant to the SSA Amendment, the definition of “Earnout Strategic Transaction Price” was amended such that the Sponsor Earnout Shares to be issued are to be taken into account when determining the Earnout Strategic Transaction Price.

The BLTS units, shares of BLTS Class A Common Stock and BLTS Warrants are currently listed on Nasdaq under the symbols “BLTSU,” “BLTS” and “BLTSW,” respectively. ParentCo is applying for listing, to be effective at the time of the Business Combination, of ParentCo Class A Common Stock and ParentCo Warrants on Nasdaq under the proposed symbols “MANS” and “MANSW,” respectively.

This proxy statement/prospectus provides stockholders of BLTS with detailed information about the proposed business combination and other matters to be considered at the Special Meeting.    We encourage you to read this entire document, including the Annexes and other documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in the section titled “Risk Factors” beginning on page 32 of this proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated            , 2022, and

is first being mailed to BLTS’s stockholders on or about            , 2022.

BRIGHT LIGHTS ACQUISITION CORP.
12100 Wilshire Blvd, Suite 1150
Los Angeles, CA 90025

Dear Bright Lights Acquisition Corp. Stockholders:

You are cordially invited to virtually attend a special meeting of stockholders (such meeting, together with any adjournment or postponement thereof, the “Special Meeting”) of Bright Lights Acquisition Corp., a Delaware corporation (“BLTS”), at            , Pacific Time, on            , 2022, at            , or at such other time, on such other date and at such other place to which the meeting may be adjourned.

At the Special Meeting, BLTS stockholders will be asked to consider and vote upon a proposal, which is referred to herein as the “BCA Proposal,” to approve and adopt the Business Combination Agreement, dated as of November 22, 2021 (as the same may be amended, the “BCA” or the “Business Combination Agreement”), by and among BLTS, Manscaped Holdings, LLC, a Delaware limited liability company (“Manscaped Holdings”), Bright Lights Parent Corp., a Delaware corporation (“ParentCo”) (whose name is expected to change to Manscaped Holdings, Inc. following the closing of the Business Combination), Mower Intermediate Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of BLTS (“Intermediate Holdco”), Mower Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of ParentCo (“Merger Sub Corp”), and Mower Merger Sub 2, LLC, a Delaware limited liability company and a wholly owned subsidiary of Intermediate Holdco (“Merger Sub LLC”), attached to this proxy statement/prospectus as Annex A, pursuant to which BLTS and Manscaped Holdings (the parent company of the “Manscaped” business) have agreed to combine certain of their subsidiaries through a series of transactions (collectively, the “Business Combination”) that will result, among other things, in ParentCo becoming a publicly traded company on The Nasdaq Stock Market LLC (“Nasdaq”) and ParentCo acquiring a controlling interest in (with Intermediate Holdco becoming the managing member of) Manscaped Holdings in an “Up-C” structure in which Manscaped Holdings will continue to hold the Manscaped business, in accordance with the terms and subject to the conditions of the BCA as more fully described elsewhere in the accompanying proxy statement/prospectus.

Pursuant to the BCA, subject to the terms and conditions set forth therein, among others: (i) BLTS and ParentCo will enter into a merger transaction pursuant to which BLTS will merge with and into ParentCo (the “ParentCo Merger”), pursuant to which the separate corporate existence of BLTS will cease and ParentCo will be the surviving corporation, (ii) Merger Sub Corp will merge with and into Manscaped, Inc., a Delaware corporation and a wholly owned subsidiary of Manscaped (“Manscaped, Inc.”), pursuant to which the separate corporate existence of Merger Sub Corp will cease and Manscaped, Inc. will be the surviving corporation and a wholly owned subsidiary of ParentCo (the “Manscaped, Inc. Merger”), (iii) pursuant to an Exchange Agreement (the “Exchange Agreement”), to be entered into by Manscaped Holdings, ParentCo and certain other parties thereto, certain holders of unvested incentive units of Manscaped Holdings shall surrender their unvested incentive units in exchange for restricted stock units of ParentCo, and immediately thereafter, all exchanged incentive units of Manscaped Holdings shall be cancelled, (iv) Manscaped, Inc. will merge with and into Merger Sub LLC (such merger, the “Second Merger” and, together with the Manscaped, Inc. Merger, the “Mergers”), with Merger Sub LLC being the surviving entity of the Second Merger (the “Surviving Entity”), and (v) following the Mergers, (x) Intermediate Holdco will contribute all of its interest in the Surviving Entity to Manscaped in exchange for limited liability company interests of Manscaped and (y) Intermediate Holdco will become the managing member of Manscaped pursuant to an amended and restated limited liability company agreement of Manscaped. Following the closing (the “Closing”) of the series of transactions contemplated by the Business Combination Agreement (such transactions, the “Business Combination”), the name of ParentCo is expected to change to Manscaped Holdings, Inc.

Concurrently with entering into the Business Combination Agreement, BLTS and ParentCo also entered into subscription agreements with various investors, pursuant to which such investors agreed to purchase shares of ParentCo Class A Common Stock having an aggregate purchase price of approximately $75,000,000 at a purchase price of $9.20 per share (the “PIPE Investment”). The closing of the PIPE Investment is conditioned on the satisfaction or waiver of all conditions set forth in the BCA as well as other customary closing conditions, and on the Business Combination being consummated immediately following the closing of the PIPE Investment.

Prior to completion of the Business Combination, (i) each of the outstanding limited liability company units of Manscaped Holdings (other than incentive units) will be recapitalized into a single class of limited liability company units and (ii) 100% of the capital stock of Manscaped, Inc. will be distributed to certain equityholders of Manscaped Holdings, in each case in accordance with their terms and conditions of that certain Restructuring Agreement, dated as of November 22, 2021 (the “Restructuring Agreement”).

If BLTS stockholders approve the BCA Proposal and the parties consummate the Business Combination: (i) the holders of shares of BLTS’s common stock (“BLTS Common Stock”) issued and outstanding immediately prior to the effective time of the Business Combination (other than any redeemed shares) will receive one share of Class A Common Stock of ParentCo (“ParentCo Class A Common Stock”) in exchange for each share of BLTS Common Stock held by them, (ii) the holders of each whole warrant to purchase BLTS Common Stock will receive one warrant to purchase ParentCo Class A Common Stock at an exercise price of $11.50 per share in exchange for each whole warrant to purchase BLTS Common Stock pursuant to the Assignment, Assumption and Amendment Agreement, dated as of November 22, 2021, by and among BLTS, ParentCo and Continental Stock Transfer & Trust Company (“Continental”), as warrant agent (the “Warrant Amendment”), (iii) each of the then issued and outstanding units of BLTS that have not been previously separated into the underlying shares of BLTS Class A Common Stock and underlying BLTS Warrants upon the request of the holder thereof, will be cancelled and will entitle the holder thereof to one share of ParentCo Class A Common Stock and one-half of one ParentCo Warrant; (iv) pursuant to the Exchange Agreement, certain holders of unvested incentive units of Manscaped Holdings shall agree to the cancellation of their respective unvested incentive units in exchange for restricted stock units of ParentCo, and immediately thereafter, all exchanged incentive units of Manscaped Holdings shall be cancelled; and (v) certain equityholders of Manscaped Holdings will receive an aggregate of 22,244,958 shares of ParentCo Class A Common Stock and, in the case of holders of voting units of the Company, 54,533,747 shares of ParentCo Class B Common Stock, as consideration for their shares of Manscaped, Inc. stock. As a result of the Business Combination, Manscaped Holdings will become a partially owned subsidiary of ParentCo. BLTS units that have not previously been separated at the election of the holder will automatically separate into the component securities upon the Closing.

Additionally, pursuant to the Business Combination Agreement and Manscaped’s limited liability company agreement (which will be amended at Closing), following the achievement of certain milestones, ParentCo will issue ParentCo Class A Common Stock or restricted stock units in ParentCo Class A Common Stock to each holder of Manscaped, Inc. capital stock or restricted stock units of ParentCo as of immediately prior to the effective time of the Manscaped, Inc. Merger with a pro rata portion thereof in excess of zero (each, a “ParentCo Participant”) in accordance with such ParentCo Participant’s pro rata portion thereof (“ParentCo Earnout”), and Manscaped will issue earnout units in Manscaped to each holder of Manscaped as of immediately following the Closing (each a “Manscaped Participant”) in accordance with such Manscaped Participant’s pro rata portion thereof (“Manscaped Earnout”). The earnout milestones are as follows: (A) if the closing share price of ParentCo Class A Common Stock equals or exceeds $12.50 per share for any 20 trading days within any consecutive 30-trading day period commencing on or after the 150th day after the date on which the Closing takes place (the “Closing Date”) and ending on or prior to the five-year anniversary of the Closing Date (such period, the “Earnout Period”); (B) if the closing share price of ParentCo Class A Common Stock equals or exceeds $15.00 per share for any 20 trading days within any consecutive 30-trading day period during the Earnout Period; and (C) if the closing share price of ParentCo Class A Common Stock equals or exceeds $17.50 per share for any 20 trading days within any consecutive 30-trading day period during the Earnout Period. The $12.50, $15.00 and $17.50 share price milestones, respectively, shall also be deemed to have been achieved if (1) after the Closing Date and prior to the five-year anniversary of the Closing Date, there is a merger, consolidation, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction with respect to ParentCo and its subsidiaries, taken as a whole, whereby all or substantially all of the holders of the outstanding shares of ParentCo Class A Common Stock have such shares converted, exchanged or otherwise replaced with the right to receive cash, securities or other property (an “Earnout Strategic Transaction”), or a definitive agreement providing therefor has been entered into during such time and such transaction is ultimately consummated, and (2) the per share value of the consideration to be received in such transaction equals or exceeds $12.50, $15.00 or $17.50 per share, respectively. Earnout shares or units in respect of each milestone may be issued and earned only once. A total of 38,270,011 shares of ParentCo Class A Common Stock shall be subject to the earnout, taking into account both the ParentCo Earnout and the Manscaped Earnout (on an as converted to ParentCo Class A Common Stock basis).

On January 10, 2022, the Business Combination Agreement was amended (such amendment, the “BCA Amendment”). The BCA Amendment provides that each of the outstanding Company LLC Units (as defined in the BCA) and the shares issuable pursuant to the applicable earnout milestone will be treated as converted to ParentCo Class A Common Stock, as applicable, issued and to be taken into account in calculating the per share price for purposes of determining whether any earnout milestone has been achieved in connection with an Earnout Strategic Transaction. Additionally, pursuant to the BCA Amendment, the definition of “Earnout Consideration” is amended with respect to each holder of ParentCo Class A Common Stock and each holder of restricted stock units of ParentCo to equal a portion of the available earnout shares or the available earnout restricted stock units, respectively, as determined by the Board of Managers of Manscaped Holdings. The BCA Amendment also removes the definition of “Earnout Pro Rata Portion”. The BCA Amendment also revises the figure in Section 2.4(a) of the BCA to read “22,244,958 Company LLC Units” and amends Section 6.3(a) of the BCA such that, if the registration statement of which this proxy statement/prospectus forms a part is not effective by February 15, 2022, Manscaped shall act in good faith to deliver to BLTS its audited financial statements as of and for the years ended December 31, 2021, as soon as reasonably practicable following such date.

Additionally, pursuant to the Sponsor Support Agreement, dated as of November 22, 2021 (the “Sponsor Support Agreement”), Bright Lights Sponsor LLC, a Delaware limited liability company and stockholder of BLTS (the “Sponsor”), has agreed immediately prior to the consummation of the ParentCo Merger (but subject to the prior satisfaction of all of the conditions to Closing), Sponsor will contribute, transfer, assign, convey and deliver to BLTS all of its 5,630,000 outstanding shares of BLTS Class B Common Stock, and in exchange, BLTS will issue to Sponsor 5,055,000 shares of BLTS Class A Common Stock. The Sponsor also agreed to subject 1,035,000 shares of its ParentCo common stock (the “Sponsor Earnout Shares”), which are comprised of two equal tranches (the “First Target Sponsor Earnout Shares” and the “Second Target Sponsor Earnout Shares,” respectively), to potential forfeiture to ParentCo for no consideration until the occurrence of certain earnout vesting conditions. If, at any time during the period beginning on the Closing Date and ending five years after the Closing Date (such period, the “Sponsor Earnout Period”), the closing share price of ParentCo Class A Common Stock for 20 out of any 30 consecutive trading days equals or exceeds $12.50, then the First Target Sponsor Earnout Shares, or if such price equals or exceeds $15.00 per share, then the Second Target Sponsor Earnout Shares, will immediately vest and no longer be subject to forfeiture. If, upon the expiration of the Sponsor Earnout Period, either such condition has not been met, any Sponsor Earnout Shares that failed to vest will be automatically forfeited and transferred to ParentCo for no consideration. Additionally, in the event that there is an Earnout Strategic Transaction during the Sponsor Earnout Period, then, to the extent that the holders of shares of ParentCo Class A Common Stock receive a price per share of ParentCo Class A Common Stock (such price, the “Earnout Strategic Transaction Price”) that is greater than or equal to the applicable ParentCo trading price described above, any Sponsor Earnout Shares that have not previously vested will be deemed to have vested to the extent that such Sponsor Earnout Shares would have vested if the ParentCo trading price had been the Earnout Strategic Transaction Price for any 20 trading days within any period of 30 trading days during the Sponsor Earnout Period immediately prior to the closing of such transaction.

On January 10, 2022, the Sponsor Support Agreement was amended (such amendment, the “SSA Amendment”). Pursuant to the SSA Amendment, the definition of “Earnout Strategic Transaction Price” was amended such that the Sponsor Earnout Shares to be issued are to be taken into account when determining the Earnout Strategic Transaction Price.

You will also be asked to adopt the BCA and approve the BCA Proposal, as well as to approve certain other proposals in connection with the consummation of the Business Combination, including, among other things (i) a proposal to approve the amended and restated certificate of incorporation of ParentCo that will be adopted prior to the closing of the Business Combination, as well as separate proposals to approve specific amendments thereto, as described herein (the “Organizational Documents Proposals”), (ii) a proposal to elect 5 directors to serve staggered terms, and until their respective successors are duly elected and qualified or until their earlier resignation, removal or death (the “Director Election Proposal”), with 2 additional directors to be appointed prior to Closing; (iii) a proposal to approve certain equity issuances in connection with the Business Combination for purposes of complying with the applicable listing standards of the Nasdaq (the “Stock Issuance Proposal”); (iv) a proposal to approve and adopt the Manscaped Holdings, Inc. 2022 Omnibus Incentive Plan (the “Equity Incentive Plan Proposal”); (v) a proposal to approve and adopt the Manscaped Holdings 2022 Management Incentive Plan (the “Management Incentive Plan Proposal”); and (vi) a proposal to approve the adjournment of the Special Meeting to a later date or dates, if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the BCA Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal, and the Management Incentive Plan Proposal ((i)-(vi), collectively, the “Transaction Proposals”). Each of the proposals is more fully described in the accompanying Notice of Special Meeting of Stockholders for the Special Meeting and the proxy statement/prospectus. If the BCA Proposal and the Organizational Documents Proposals are not approved, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal, and the Management Incentive Plan Proposal will not be presented to the BLTS stockholders for a vote. The approval of each of the BCA Proposal, the Organizational Documents Proposals, the

election of each director nominee pursuant to the Director Election Proposal, the Stock Issuance Proposal, Equity Incentive Plan Proposal, and the Management Incentive Plan Proposal, is a precondition to the consummation of the Business Combination (collectively, the “Condition Precedent Proposals”).

In connection with the Business Combination, certain related agreements have been, or will be entered into on or prior to the date of the Closing of the Business Combination (the “Closing Date”), including (i) the Sponsor Support Agreement (as defined below), (ii) the Manscaped Equityholders Support Agreement, (iii) the Registration Rights Agreement, and (iv) the Subscription Agreements. For additional information, see the section titled “BCA Proposal — Related Agreements” in the accompanying proxy statement/prospectus.

Pursuant to the BLTS Governing Documents (as defined below), a holder (a “public stockholder”) of public shares, which excludes shares held by the Sponsor (as defined below), may request that BLTS redeem all or a portion of such stockholder’s public shares for cash if the Business Combination is consummated. Holders of units must elect to separate the units into the underlying public shares and warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent directly and instruct it to do so. Public stockholders may elect to redeem their public shares even if they vote “for” the BCA Proposal or any other Condition Precedent Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public stockholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, BLTS’s transfer agent, ParentCo will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of our initial public offering (the “Trust Account”), including any interest earned on the funds held in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of September 30, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public stockholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the ParentCo Merger and, accordingly, it is shares of ParentCo Class A Common Stock that will be redeemed immediately after consummation of the Business Combination. See the section titled “Special Meeting of BLTS — Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, if we seek stockholder approval of the Business Combination and we do not conduct redemptions in connection with the Business Combination pursuant to the tender offer rules, a public stockholder, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 20% of the public shares without the prior consent of BLTS. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the public shares, then any such shares in excess of that 20% limit would not be redeemed for cash without the prior consent of BLTS.

Bright Lights Sponsor LLC, a Delaware limited liability company and stockholder of BLTS (the “Sponsor”), and each director and officer of BLTS have agreed to, among other things, vote in favor of the BCA and the transactions contemplated thereby, subject to the terms and conditions contemplated by the Sponsor Support Agreement, dated as of November 22, 2021, a copy of which is attached to this proxy statement/prospectus as Annex B (the “Sponsor Support Agreement”) and to waive their redemption rights in connection with the consummation of the Business Combination with respect to any founder shares and shares of BLTS Class A Common Stock held by them (both of which will be subsequently converted into ParentCo Class A Common Stock), in each case, subject to the terms and conditions contemplated in the letter agreement, dated as of January 6, 2021. The Sponsor has also agreed to exchange its 5,630,000 shares of BLTS Class B Common Stock for 5,055,000 shares of BLTS Class A Common Stock, and to subject 1,035,000 of its shares of ParentCo common stock to vesting and potential forfeiture to ParentCo for no consideration until the occurrence of certain earnout vesting conditions. As of the date of the accompanying proxy statement/prospectus, the Sponsor and BLTS’s directors and officers own 20.0% of the issued and outstanding BLTS Class A Common Stock. If BLTS is not able to complete the Business Combination with Manscaped or another business combination by January 11, 2023, then the Sponsor and each director and officer of BLTS will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold.

The BCA provides that the obligations of Manscaped to consummate the Merger are conditioned on, among other things, that as of the Closing, the amount of cash available in the Trust Account, after deducting the amount required to satisfy BLTS’s obligations to its stockholders (if any) that exercise their rights to redeem their public shares pursuant to the BLTS Governing Documents (but prior to the payment of any (i) deferred underwriting commissions being held in the Trust Account and (ii) transaction expenses of BLTS or its affiliates) (such amount, the “Trust Amount”) plus the PIPE Investment Amount (as defined herein) actually received by BLTS at or prior to the Closing Date (as defined herein), is at least equal to $75 million (the “Minimum Available Cash Amount”) (such condition, the “Minimum Cash Condition”), provided, that, Sponsor or any of its or its members’ affiliates shall have the right, but not the obligation, prior to the Closing to acquire common stock of ParentCo (on the same terms and conditions as set forth in the Subscription Agreements) and the proceeds of such acquisition shall constitute additional available cash. This condition is for the sole benefit of Manscaped. If such condition is not met, and such condition is not or cannot be waived under the terms of the BCA, then the BCA could terminate and the proposed Business Combination may not be consummated. In addition, pursuant to the BLTS Governing Documents, in no event will BLTS redeem public shares in an amount that would cause ParentCo’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

The BCA is also subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus (including the absence of a material adverse effect on Manscaped and the approval of the BCA and the transactions contemplated thereby, by the affirmative vote or written consent of the holders of at least a majority of the voting power of the outstanding limited liability units of Manscaped Holdings). There can be no assurance that the parties to the BCA would waive any such provision of the BCA.

BLTS is providing the accompanying proxy statement/prospectus and accompanying proxy card to BLTS’s stockholders in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournments of the Special Meeting. Information about the Special Meeting, the Business Combination and other related business to be considered by BLTS’s stockholders at the Special Meeting is included in the accompanying proxy statement/prospectus. Whether or not you plan to attend the Special Meeting, all of BLTS’s stockholders are urged to read the accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in the section titled “Risk Factors” beginning on page 32 of this proxy statement/prospectus.

After careful consideration, the board of directors of BLTS has unanimously approved the Business Combination and unanimously recommends that stockholders vote “FOR” adoption of the BCA, and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other proposals presented to BLTS’s stockholders in the accompanying proxy statement/prospectus.    When you consider the recommendation of these proposals by the board of directors of BLTS, you should keep in mind that BLTS’s directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section titled “BCA Proposal — Interests of BLTS’s Directors and Executive Officers in the Business Combination” in the accompanying proxy statement/prospectus for a further discussion of these considerations. Your vote is very important. Whether or not you plan to attend the Special Meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the Special Meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Special Meeting. The transactions contemplated by the BCA will be consummated only if the Condition Precedent Proposals are approved at the Special Meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the Special Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Special Meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting and will not be voted. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Special Meeting. If you are a stockholder of record and you attend the Special Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO BLTS’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE GENERAL MEETING. YOU MAY TENDER YOUR SHARES BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

On behalf of BLTS’s board of directors, I would like to thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,

Michael Mahan Chief Executive Officer and Director

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated            , 2022 and is first being mailed to stockholders on or about            , 2022.

BRIGHT LIGHTS ACQUISITION CORP.

12100 Wilshire Blvd, Suite 1150
Los Angeles, CA 90025

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON            , 2022

TO THE STOCKHOLDERS OF BRIGHT LIGHTS ACQUISITION CORP.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Bright Lights Acquisition Corp., a Delaware corporation (“BLTS”), will be held at            , Pacific Time, on            , 2022, at            (such meeting, together with any adjournment or postponement thereof, the “Special Meeting”). In light of COVID-19, we will hold the Special Meeting virtually. We are pleased to utilize virtual stockholder meeting technology to (a) provide ready access and cost savings to BLTS stockholders and BLTS and (b) to promote social distancing pursuant to guidance provided by the Centers for Disease Control and Prevention and the U.S. Securities and Exchange Commission (“SEC”) due to the novel coronavirus (COVID-19) pandemic. The virtual meeting format will allow attendance by BLTS stockholders from any location in the world. You can participate in the virtual Special Meeting as described in the section titled “The Special Meeting — How to Attend the Special Meeting.” The Special Meeting is being held to consider and vote upon proposals to approve: You are cordially invited to attend the Special Meeting, which will be held for the following purposes:

•        Proposal No. 1 — The BCA Proposal — to consider and vote upon a proposal to approve and adopt the Business Combination Agreement, dated as of November 22, 2021 (as may be amended, the “BCA” or the “Business Combination Agreement”), by and among BLTS, Manscaped Holdings, LLC, a Delaware limited liability company (“Manscaped Holdings”), Bright Lights Parent Corp., a Delaware corporation (“ParentCo”) (whose name is expected to change to Manscaped Holdings, Inc. following the closing of the Business Combination), Mower Intermediate Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of BLTS (“Intermediate Holdco”), Mower Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of ParentCo (“Merger Sub Corp”) and Mower Merger Sub 2, LLC, a Delaware limited liability company and a wholly owned subsidiary of Intermediate Holdco (“Merger Sub LLC”), pursuant to which:

•        upon the terms and subject to the conditions of the BCA, and in accordance with the Delaware General Corporation Law (“DGCL”), BLTS and ParentCo will enter into a merger transaction pursuant to which: (x) BLTS will merge with and into ParentCo (the “ParentCo Merger”), pursuant to which the separate corporate existence of BLTS will cease and ParentCo will be the surviving corporation (ParentCo, in its capacity as the surviving corporation of the ParentCo Merger, is sometimes referred to as the “Surviving Corporation”), (y) all of the issued and outstanding shares of BLTS Common Stock (as defined below) will be exchanged on a one-for-one basis for shares of ParentCo Class A Common Stock (as defined below), and all of the outstanding warrants to purchase BLTS Common Stock will be exercisable for an equal number of shares of ParentCo Class A Common Stock on the existing terms and conditions of such warrants and (z) each of the then issued and outstanding units of BLTS that have not been previously separated into the underlying shares of BLTS Class A Common Stock and underlying BLTS Warrants upon the request of the holder thereof, will be cancelled and will entitle the holder thereof to one share of ParentCo Class A Common Stock and one-half of one ParentCo Warrant;

•        upon the terms and subject to the conditions of the BCA, and in accordance with the DGCL, Mower Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of ParentCo (“Mower Merger Sub Corp.”), will merge with and into Manscaped, Inc. (the “Manscaped, Inc. Merger”), pursuant to which the separate corporate existence of Mower Merger Sub Corp. will cease and Manscaped, Inc. will be the surviving corporation and a wholly owned subsidiary of the ParentCo;

•        upon the terms and subject to the conditions of the BCA, and in accordance with the DGCL, following the Manscaped, Inc. Merger and as part of the same overall transaction as the Manscaped, Inc. Merger, Manscaped, Inc., a Delaware corporation and wholly-owned subsidiary of Manscaped Holdings (“Manscaped, Inc.”), will merge with and into Merger Sub LLC (the “Second Merger” and, together with the Manscaped, Inc. Merger, the “Mergers”), with Merger Sub LLC being the surviving entity of the Second Merger (Merger Sub LLC, in its capacity as the surviving entity of the Second Merger, is sometimes referred to herein as the “Surviving Entity”);

•        pursuant to an Exchange Agreement (the “Exchange Agreement”), to be entered into by Manscaped Holdings, ParentCo and certain other parties thereto, certain holders of unvested incentive units of Manscaped Holdings shall surrender their unvested incentive units in exchange for restricted stock units of ParentCo, and immediately thereafter, all exchanged incentive units of Manscaped Holdings shall be cancelled;

•        upon the terms and subject to the conditions of the BCA, and in accordance with the DGCL, following the Mergers (i) Intermediate Holdco will contribute all of its interest in the Surviving Entity to Manscaped Holdings in exchange for limited liability company interests of Manscaped Holdings; and (ii) Intermediate Holdco will become the managing member of Manscaped Holdings pursuant to an amended and restated limited liability company agreement of Manscaped Holdings (the “Amended Manscaped LLC Agreement”);

(such transactions, collectively, the “Business Combination,” and such proposal the “BCA Proposal”).

Prior to completion of the Business Combination, (i) each of the outstanding limited liability company units of Manscaped Holdings (other than incentive units) will be recapitalized into a single class of limited liability company units (i.e., the “LLC Units”) and (ii) 100% of the capital stock of Manscaped, Inc. will be distributed to certain equityholders of Manscaped Holdings, in each case in accordance with their terms and conditions of that certain Restructuring Agreement, dated as of November 22, 2021 (the “Restructuring Agreement”).

•        Proposal No. 2 — Organizational Documents Proposals — to consider and vote upon the following 7 separate proposals (collectively, the “Organizational Documents Proposals”) to approve the following material differences between BLTS’s Amended and Restated Certificate of Incorporation (the “Existing Charter”) and the current amended and restated bylaws of BLTS (as may be amended from time to time) (the “Existing Bylaws” and, together with the Existing Charter, the “BLTS Governing Documents”) and the proposed new certificate of incorporation (“Proposed Certificate of Incorporation”) and the proposed new bylaws (“Proposed Bylaws”) of ParentCo, which will be renamed “Manscaped Holdings, Inc.” in connection with the Business Combination:

(A)    Organizational Documents Proposal A — ParentCo will have 605,000,000 shares of authorized capital stock, which will consist of (i) 500,000,000 shares of Class A Common Stock, par value $0.0001 per share (“ParentCo Class A Common Stock”), (ii) 100,000,000 shares of Class B Common Stock, par value $0.0001 per share (“ParentCo Class B Common Stock”), and (iii) 5,000,000 shares of preferred stock, as opposed to BLTS having 401,000,000 shares of authorized capital stock, which consists of (i) 380,000,000 shares of BLTS Class A Common Stock and (ii) 20,000,000 shares of Class B Common Stock, par value $0.0001 per share, (“BLTS Class B Common Stock,” and together with BLTS Class A Common Stock, “BLTS Common Stock”) and (iii) 1,000,000 shares of preferred stock;

(B)    Organizational Documents Proposal B — The Proposed Certificate of Incorporation will provide that holders of ParentCo Class A Common Stock are entitled to one (1) vote per share and holders of ParentCo Class B Common Stock are entitled to ten (10) votes per share, as opposed to holders of BLTS Class A Common Stock and BLTS Class B Common Stock are entitled to one vote per share of BLTS Common Stock, pursuant to the BLTS Governing Documents;

(C)    Organizational Documents Proposal C — ParentCo will amend its name to “Manscaped Holdings, Inc.” from “Bright Lights Acquisition Corp.”;

(D)    Organizational Documents Proposal D — ParentCo Board shall consist of not less than three (3) nor more than eleven (11) members, with the exact number initially fixed at seven (7) and adjusted thereafter from time to time by the Board, as opposed to the BLTS Governing Documents which provide that the Board shall consist of not less than one (1) nor more than fifteen (15) members, with the exact number initially fixed at one (1) and adjusted thereafter from time to time by the Board;

(F)    Organizational Documents Proposal E — The Proposed Certificate of Incorporation does not include any provisions relating to ParentCo’s ongoing existence and the default under the DGCL will make ParentCo’s existence perpetual, as opposed to the BLTS Governing Documents providing that if BLTS does not consummate a business combination (as defined in the BLTS Governing Documents) by January 11, 2023, BLTS will cease all operations except for the purposes of winding up and will redeem the public shares and liquidate the Trust Account;

(G)    Organizational Documents Proposal F — The Proposed Certificate of Incorporation will eliminate various provisions applicable only to blank check companies; and

(H)    Organizational Documents Proposal G — The Proposed Bylaws contain a lock-up provision under which, after the consummation of the Business Combination and subject to certain exceptions, the Sponsor, BLTS’s directors and officers and certain Manscaped Unitholders will be contractually restricted from selling or transferring any of their shares of common stock until the earliest of (i) the date that is 365 days after the closing of the Business Combination, (ii) the closing of a merger, liquidation, stock exchange, reorganization or other similar transaction that results in all of the public stockholders of ParentCo having the right to exchange their shares of ParentCo Class A Common Stock for cash securities or other property, or (iii) the day after the date on which the closing price of the ParentCo Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the closing date of the Business Combination.

•        Proposal No. 3 — The Director Election Proposal — to consider and vote upon a proposal, assuming the BCA Proposal and the Organizational Documents Proposals are approved, to elect 5 directors to serve staggered terms, and until their respective successors are duly elected and qualified or until their earlier resignation, removal or death (the “Director Election Proposal”), with 2 additional directors to be appointed prior to Closing;

•        Proposal No. 4 — The Stock Issuance Proposal — to consider and vote upon a proposal to approve, for purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635, the issuance of (a) ParentCo Class A Common Stock and Parent Warrants to the BLTS security holders as consideration for their shares, warrants and units of BLTS pursuant to the Business Combination Agreement and the ParentCo Merger, (b) ParentCo Class A Common Stock to the PIPE Investors pursuant to the PIPE Investment and (c) shares of ParentCo Common Stock to certain Manscaped Unitholders as consideration for their shares of Manscaped, Inc. pursuant to the Business Combination Agreement and the Manscaped, Inc. Merger;

•        Proposal No. 5 — The Equity Incentive Plan Proposal — to consider and vote upon a proposal to approve the Manscaped Holdings, Inc. 2022 Omnibus Incentive Plan (this proposal is referred to herein as the “Equity Incentive Plan Proposal”);

•        Proposal No. 6 — The Management Incentive Plan Proposal — to consider and vote upon a proposal to approve the Manscaped Holdings 2022 Management Incentive Plan (the “Management Incentive Plan Proposal”);

•        Proposal No. 7 — The Adjournment Proposal — to consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Special Meeting (the “Adjournment Proposal”).

Each of Proposals No. 1 through 7 is cross-conditioned on the approval of each other (except for the Adjournment Proposal). Pursuant to BLTS’s Amended and Restated Certificate of Incorporation and the BCA, BLTS is required to obtain stockholder approval of the Business Combination with Manscaped Holdings. Consequently, the Business Combination Proposal must be approved for any such transaction to be completed. The Adjournment Proposal is also not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

These items of business are described in this proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting.

Only holders of record of ParentCo Class A Common Stock at the close of business on            , 2022 are entitled to notice of and to vote and have their votes counted at the Special Meeting and any adjournment of the Special Meeting.

This proxy statement/prospectus and accompanying proxy card is being provided to BLTS’s stockholders in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournment of the Special Meeting. Whether or not you plan to attend the Special Meeting, all of BLTS’s stockholders are urged to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in the section titled “Risk Factors” beginning on page 32 of this proxy statement/prospectus.

After careful consideration, the board of directors of BLTS has unanimously approved the Business Combination and unanimously recommends that stockholders vote “FOR” adoption of the BCA, and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other proposals presented to BLTS’s stockholders in this proxy statement/prospectus.    When you consider the recommendation of these proposals by the board of directors of BLTS, you should keep in mind that BLTS’s directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section titled “BCA Proposal — Interests of BLTS’s Directors and Executive Officers in the Business Combination” in this proxy statement/prospectus for a further discussion of these considerations.

Pursuant to the BLTS Governing Documents, a holder of public shares (a “public stockholder”) may request of BLTS that ParentCo redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

(i)     (a) hold public shares, or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

(ii)    submit a written request to Continental Stock Transfer & Trust Company (“Continental”), BLTS’s transfer agent, that ParentCo redeem all or a portion of your public shares for cash; and

(iii)   deliver your public shares to Continental electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Pacific Time, on            , 2022 (two business days before the Special Meeting) in order for their shares to be redeemed.

Holders of units must elect to separate the units into the underlying public shares and warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and warrants, or if a holder holds units registered in its own name, the holder must contact Continental directly and instruct them to do so. Public stockholders may elect to redeem public shares regardless of if or how they vote in respect of the BCA Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank.

If the Business Combination is consummated, and if a public stockholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, ParentCo will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of our initial public offering (the “Trust Account”), calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of September 30, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public stockholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the ParentCo Merger and, accordingly, it is shares of BLTS Common Stock that will be redeemed promptly after consummation of the Business Combination. See the section titled “Special Meeting of BLTS — Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, if we seek stockholder approval of the Business Combination and we do not conduct redemptions in connection with the Business Combination pursuant to the tender offer rules, a public stockholder, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 20% of the public shares without the prior consent of BLTS. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the public shares, then any such shares in excess of that 20% limit would not be redeemed for cash without the prior consent of BLTS.

Bright Lights Sponsor LLC, a Delaware limited liability company and stockholder of BLTS (the “Sponsor”), and each director and officer of BLTS have agreed to, among other things, vote in favor of the BCA and the transactions contemplated thereby, subject to the terms and conditions contemplated by the Sponsor Support Agreement, dated as of November 22, 2021, a copy of which is attached to this proxy statement/prospectus as Annex B (the “Sponsor Support Agreement”) and to waive their redemption rights in connection with the consummation of the Business Combination with respect to any founder shares and shares of BLTS Class A Common Stock held by them (both of which will be subsequently converted into ParentCo Class A Common Stock), in each case, subject to the terms and conditions contemplated in the letter agreement, dated as of January 6, 2021. The Sponsor has also agreed to exchange its 5,630,000 shares of BLTS Class B Common Stock for 5,055,000 shares of BLTS Class A Common Stock, and to subject 1,035,000 of its shares of ParentCo common stock to potential forfeiture to ParentCo for no consideration until the occurrence of certain earnout vesting conditions. As of the date of the accompanying proxy statement/prospectus, the Sponsor and BLTS’s directors and officers own 20.0% of the issued and outstanding ParentCo Class A Common Stock. If BLTS is not able to complete the Business Combination with Manscaped or another business combination by January 11, 2023, then the Sponsor and each director and officer of BLTS will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold.

The BCA provides that the obligations of Manscaped to consummate the Merger are conditioned on, among other things, that as of the Closing, the amount of cash available in the Trust Account plus the PIPE Investment Amount (as defined herein) actually received by BLTS at or prior to the Closing Date (as defined herein), is at least equal to $75 million (the “Minimum Available Cash Amount”) (such condition, the “Minimum Cash Condition”), provided, that, Sponsor or any of its or its members’ affiliates shall have the right, but not the obligation, prior to the Closing to acquire common stock of ParentCo (on the same terms and conditions as set forth in the Subscription Agreements) and the proceeds of such acquisition shall constitute additional available cash. This condition is for the sole benefit of Manscaped. If such condition is not met, and such condition is not or cannot be waived under the terms of the BCA, then the BCA could terminate and the proposed Business Combination may not be consummated. In addition, pursuant to the BLTS Governing Documents, in no event will BLTS redeem public shares in an amount that would cause ParentCo’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

The BCA is also subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus. There can be no assurance that the parties to the BCA would waive any such provision of the BCA.

In order for the BCA Proposal to be approved, a majority of the issued and outstanding shares of BLTS Common Stock must vote in favor of such proposal. The approval of each of the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal, the Management Incentive Plan Proposal, and the Adjournment Proposal, require the affirmative vote of the holders of at least a majority of the outstanding shares of BLTS Common Stock voting together as a single class, represented in person or by proxy and entitled to vote thereon at the Special Meeting. The approval of the Organizational Documents Proposals requires the affirmative vote of the holders of at least a majority of the outstanding shares of BLTS Common Stock. In addition, Organizational Documents Proposal A (Changes in

Share Capital) and Organizational Documents Proposal B (Changes in Voting Power) require the affirmative vote of the holders of at least a majority of the outstanding shares of BLTS Class B Common Stock and at least a majority of the outstanding shares of BLTS Class A Common Stock, in each case voting separately as a single class.

Your vote is very important. Whether or not you plan to attend the Special Meeting, please vote as soon as possible by following the instructions in this proxy statement/prospectus to make sure that your shares are represented at the Special Meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Special Meeting. The transactions contemplated by the BCA will be consummated only if the Condition Precedent Proposals are approved at the Special Meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the Special Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Special Meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting and will not be voted. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the Special Meeting. If you are a stockholder of record and you attend the Special Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

Your attention is directed to the remainder of the proxy statement/prospectus following this notice (including the Annexes and other documents referred to herein) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. You are encouraged to read this proxy statement/prospectus carefully and in its entirety, including the Annexes and other documents referred to herein. If you have any questions or need assistance voting your ParentCo Class A Common Stock, please contact Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200 or banks and brokers can call collect at (203) 658-9400, or by emailing BLTS.info@investor.morrowsodali.com.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors of Bright Lights Acquisition Corp.,            , 2022

Michael Mahan Chief Execuctive Officer and Director

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO BLTS’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

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ANNEXES

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by ParentCo (File No. 333-            ), constitutes a prospectus of ParentCo under Section 5 of the Securities Act, with respect to the shares of ParentCo Class A Common Stock, warrants to purchase ParentCo Class A Common Stock and units consisting of one share of ParentCo Class A Common Stock and one-half of a warrant to purchase shares of ParentCo Class A Common Stock, each to be issued if the Business Combination described below is consummated. This document also constitutes a notice of special meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to the Special Meeting of BLTS stockholders at which BLTS stockholders will be asked to consider and vote upon a proposal to approve the Business Combination by the approval and adoption of the BCA, among other matters.

Information contained on the BLTS website, the Manscaped website or any other website, is expressly not incorporated by reference into the accompanying proxy statement/prospectus.

References To Additional Information

This proxy statement/prospectus incorporates important business and financial information that is not included in or delivered with this proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov.

You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other publicly available information concerning BLTS, without charge, by written request to Secretary at Bright Lights Acquisition Corp., 12100 Wilshire Blvd, Suite 1150, Los Angeles, CA 90025, or by telephone request at (310) 421-1472; or Morrow Sodali LLC, BLTS’s proxy solicitor, by calling (800) 662-5200 or banks and brokers can call collect at (203) 658-9400, or by emailing BLTS.info@investor.morrowsodali.com, or from the SEC through the SEC website at the address provided above.

In order for BLTS’s stockholders to receive timely delivery of the documents in advance of the Special Meeting of BLTS to be held on            , 2022, you must request the information no later than            , 2022, five business days prior to the date of the Special Meeting.

Trademarks

This document contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. BLTS does not intend its use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of it by, any other companies.

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Selected Definitions

Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, references to:

•        “2019 Plan” are to the Manscaped Holdings, LLC Equity Incentive Plan, effective as of June 11, 2019 (as amended on July 3, 2019 by the first amendment thereto, and on November 30, 2021 by the second amendment thereto, and as may be further amended or restated from time to time);

•        “2022 Plan” are to the Manscaped Holdings, Inc. 2022 Omnibus Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex G;

•        “2022 MIP” are to the Manscaped Holdings, LLC 2022 Management Incentive Plan, as amended from time to time, a copy of which is attached to this proxy statement/prospectus as Annex J.

•        “Amended Manscaped LLC Agreement” are to the Third Amended and Restated Limited Liability Company Operating Agreement, to be adopted by Manscaped Holdings following the Third Effective Time.

•        “BLTS” are to Bright Lights Acquisition Corp. prior to its ParentCo Merger as a corporation in the State of Delaware;

•        “BLTS Class A Common Stock” are to BLTS’s Class A Common Stock, par value $0.0001 per share (prior to the ParentCo Merger);

•        “BLTS Class B Common Stock” are to BLTS’s Class B Common Stock, par value $0.0001 per share (prior to the ParentCo Merger);

•        “BLTS Common Stock” are to the shares of BLTS Class A Common Stock and the shares of BLTS Class B Common Stock, collectively;

•        “BLTS Governing Documents” are to the current amended and restated certificate of incorporation of BLTS under the DGCL (as may be amended from time to time, the “Existing Charter”) and the current amended and restated bylaws of BLTS (as may be amended from time to time, the “Existing Bylaws”);

•        “BLTS units” and “units” are to the units of BLTS, each unit representing one share of BLTS Class A Common Stock and one-half of one redeemable warrant to acquire one share of BLTS Class A Common Stock, that were offered and sold by BLTS in its initial public offering and registered pursuant to the Registration Statement on Form S-1 (333-2512513) filed by BLTS in connection with its initial public offering, which became effective on January 6, 2021 (less the number of units that have been separated into the underlying public shares and underlying warrants upon the request of the holder thereof);

•        “Business Combination” are to transactions contemplated by the BCA;

•        “Closing” are to the closing of the Business Combination;

•        “Company,” “we,” “us” and “our” are to BLTS prior to its ParentCo Merger as a corporation in the State of Delaware and to ParentCo after the ParentCo Merger as a corporation incorporated in the State of Delaware, including after its change of name to ParentCo;

•        “Condition Precedent Approvals” are to approval at the Special Meeting of the Condition Precedent Proposals;

•        “Condition Precedent Proposals” are to the BCA Proposal, the Organizational Documents Proposals, The Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal, and the Management Incentive Plan Proposal, collectively;

•        “Continental” are to Continental Stock Transfer & Trust Company;

•        “DGCL” are to the General Corporation Law of the State of Delaware;

•        “Effective Time” are to the date and time the ParentCo Merger becomes effective;

•        “Equity Incentive Plan Proposal” means the proposal to be considered at the Special Meeting to approve and adopt the 2022 Plan.

•        “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•        “founder shares” are to the shares of BLTS Class B Common Stock purchased by the Sponsor in a private placement prior to the initial public offering, the shares of BLTS Class A Common Stock that will be issued upon the conversion thereof, and the shares of ParentCo Class A Common Stock that will be issued as a matter of law upon the conversion thereof at the time of the ParentCo Merger;

•        “GAAP” are to accounting principles generally accepted in the United States of America;

•        “HSR Act” are to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•        “initial public offering” are to BLTS’s initial public offering that was consummated on January 11, 2021;

•        “Intermediate Holdco” Mower Intermediate Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of BLTS (“Intermediate Holdco”);

•        “IRS” are to the U.S. Internal Revenue Service;

•        “JOBS Act” are to the Jumpstart Our Business Startups Act of 2012;

•        “Major Company Equityholders” means, collectively, TranCorp, Inc., Kings Xing, LLC, Thompson Family Trust, SPV Investments, LLC, Smash Ventures Monet, LP.;

•        “Manscaped” or “Manscaped Holdings” are to Manscaped Holdings, LLC;

•        “Manscaped Equityholders Support Agreement” are to that certain Support Agreement, dated November 22, 2021, by and among BLTS, Manscaped and certain Manscaped Unitholders, as amended and modified from time to time;

•        “Manscaped, Inc. Merger” are to the merger of Mower Merger Sub Corp. with and into Manscaped, Inc., a Delaware corporation and wholly-owned subsidiary of Manscaped Holdings, pursuant to which the separate corporate existence of Merger Sub Corp. will cease and Manscaped, Inc. will be the surviving corporation;

•        “Manscaped Unitholders” are the holders of Manscaped Units.

•        “Manscaped Units” are (i) the limited liability company units of Manscaped Holdings having the rights and obligations specified with respect to the “Common Units” in the Manscaped LLC Agreement, (ii) the limited liability company units of Manscaped Holdings having the rights and obligations specified with respect to “Incentive Units” in the Manscaped LLC Agreement, (iii) the limited liability company units of Manscaped Holdings having the rights and obligations specified with respect to the Series A-1 Preferred Units, Series A-2 Preferred Units, Series A-3 Preferred Units and Series A-4 Preferred Units, collectively, in the Manscaped LLC Agreement, (iv) the limited liability company units of Manscaped Holdings having the rights and obligations specified with respect to the “LLC Units” in the Amended Manscaped LLC Agreement (“LLC Units”), (v) the limited liability company units of Manscaped Holdings having the rights and obligations specified with respect to “Incentive Units” in the Amended Manscaped LLC Agreement (“Incentive Units”) and (vi) the limited liability company units of Manscaped Holdings having the rights and obligations specified with respect to “LTIP Units” in the Amended Manscaped LLC Agreement;

•        “Mergers” are to the Manscaped, Inc. Merger and the Second Merger;

•        “Minimum Cash Condition” are to the Trust Amount and the PIPE Investment Amount being greater than $75 million;

•        “Nasdaq” are to The Nasdaq Capital Market LLC;

•        “ParentCo” are to Bright Lights Parent Corp., prior to the ParentCo Merger, and collectively to BLTS and Bright Lights Parent Corp., following the ParentCo Merger;

•        “ParentCo Class A Common Stock” are to shares of Class A common stock of ParentCo, par value $0.0001 per share, which have one (1) vote per share;

•        “ParentCo Class B Common Stock” are to shares of Class B common stock of ParentCo, par value $0.0001 per share, which have no economic rights (including no rights to dividends and distributions upon liquidation) and which have ten (10) votes per share;

•        “ParentCo Common Stock” are to shares of ParentCo Class A Common Stock and ParentCo Class B Common Stock, collectively;

•        “ParentCo Merger” are to the merger of BLTS with and into ParentCo, pursuant to which the separate corporate existence of BLTS will cease and ParentCo will be the surviving corporation;

•        “ParentCo Warrants” are to warrants to purchase one (1) share of ParentCo Class A Common Stock at an exercise price of $11.50;

•        “Person” are to any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or instrumentality or other entity of any kind;

•        “PIPE Investment” are to the purchase of shares of ParentCo Class A Common Stock pursuant to the Subscription Agreements;

•        “PIPE Investment Amount” are to the aggregate gross purchase price actually received by BLTS prior to or substantially concurrently with Closing for the shares in the PIPE Investment;

•        “PIPE Investors” are to those certain investors participating in the PIPE Investment pursuant to the Subscription Agreements;

•        “private placement warrants” are to the BLTS private placement warrants outstanding as of the date of this proxy statement/prospectus and the warrants of ParentCo issued as a matter of law upon the conversion thereof at the time of the ParentCo Merger;

•        “pro forma” are to giving pro forma effect to the Business Combination and the other related events contemplated by the BCA and the other transaction documents;

•        “Proposed Bylaws” are to the proposed bylaws of ParentCo upon the effective date of the ParentCo Merger attached to this proxy statement/prospectus as Annex I;

•        “Proposed Certificate of Incorporation” are to the proposed certificate of incorporation of ParentCo upon the effective date of the ParentCo Merger attached to this proxy statement/prospectus as Annex H;

•        “Proposed Organizational Documents” are to the Proposed Certificate of Incorporation and the Proposed Bylaws;

•        “public stockholders” are to holders of public shares, whether acquired in BLTS’s initial public offering or acquired in the secondary market;

•        “public shares” are to the shares of BLTS Class A Common Stock (including those that underlie the units) that were offered and sold by BLTS in its initial public offering and registered pursuant to the Registration Statement on Form S-1 (333-2512513) filed by BLTS in connection with its initial public offering, which became effective on January 6, 2021 or the shares of ParentCo Class A Common Stock issued as a matter of law upon the conversion thereof at the time of the ParentCo Merger, as context requires;

•        “public warrants” are to the redeemable warrants (including those that underlie the units) that were offered and sold by BLTS in its initial public offering and registered pursuant to the Registration Statement on Form S-1 (333-2512513) filed by BLTS in connection with its initial public offering, which became effective on January 6, 2021 or the redeemable warrants of ParentCo issued as a matter of law upon the conversion thereof at the time of the ParentCo Merger, as context requires;

•        “redemption” are to each redemption of public shares for cash pursuant to the BLTS Governing Documents and the Proposed Organizational Documents;

•        “Registration Rights Agreement” are to the Amended and Restated Registration Rights Agreement to be entered into at Closing, by and among ParentCo, the Sponsor, certain of BLTS’s directors and officers and the Major Company Equityholders;

•        “Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002, as amended;

•        “SEC” are to the United States Securities and Exchange Commission;

•        “Second Merger” are to the merger of Manscaped, Inc. with and into Merger Sub LLC, pursuant to which the separate corporate existence of Manscaped, Inc. will cease and Merger Sub LLC will be the surviving entity;

•        “Second Manscaped LLC Agreement” are to the Second Amended and Restated Limited Liability Company Operating Agreement, to be adopted by Manscaped Holdings prior to the Effective Time.

•        “Securities Act” are to the Securities Act of 1933, as amended;

•        “Sponsor” are to Bright Lights Sponsor LLC, a Delaware limited liability company;

•        “Sponsor Related PIPE Investors” are to those certain related parties of the Sponsor participating in the PIPE Investment pursuant to the Subscription Agreements;

•        “Sponsor Support Agreement” are to that certain Support Agreement, dated November 22, 2021, by and among the Sponsor, BLTS, each director and officer of BLTS and Manscaped, as amended and modified from time to time;

•        “Subscription Agreements” are to the subscription agreements pursuant to which the PIPE Investment will be consummated;

•        “Third Effective Time” are to the date and time the merger of Manscaped, Inc. and Mower Merger Sub 2, LLC becomes effective;

•        “Third Party PIPE Investors” are to are to those certain investors, other than the Sponsor Related PIPE Investors, participating in the PIPE Investment pursuant to the Subscription Agreements;

•        “TRA” are to the Tax Receivable Agreement, which will be entered into prior to Closing by ParentCo, Intermediate Holdco, Manscaped Holdings, and certain members of Manscaped Holdings.

•        “trust account” are to the trust account established at the consummation of BLTS’s initial public offering at JP Morgan Chase Bank, N.A. and maintained by Continental, acting as trustee;

•        “Trust Amount” are to the amount of cash available in the trust account as of the Closing, after deducting the amount required to satisfy BLTS’s obligations to its stockholders (if any) that exercise their redemption rights (but prior to the payment of any (i) deferred underwriting commissions being held in the trust account and (ii) transaction expenses of BLTS or its affiliates);

•        “Warrant Agreement” are to Warrant Agreement, dated as of January 6, 2021, between BLTS and Continental;

•        “Warrant Amendment” are to the Assignment, Assumption and Amendment Agreement, dated as of November 22, 2021, by and among BLTS, ParentCo and Continental Stock Transfer & Trust Company; and

•        “warrants” are to the public warrants and the private placement warrants.

Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, all references in this proxy statement/prospectus to shares of BLTS Class A Common Stock, shares of ParentCo Class A Common Stock or warrants include such securities underlying the units.

Cautionary Statement Regarding Forward-Looking Statements

This proxy statement/prospectus contains statements that are forward-looking and as such are not historical facts. This includes, without limitation, statements regarding the financial position, business strategy and the plans and objectives of our and Manscaped’s management for future operations, including as they relate to the potential Business Combination. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this proxy statement/prospectus, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When we and Manscaped discuss strategies or plans, including as they relate to the potential Business Combination, we and Manscaped are making projections, forecasts or forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, our and Manscaped’s management.

Forward-looking statements in this proxy statement/prospectus and in any document incorporated by reference in this proxy statement/prospectus may include, for example, statements about:

•        BLTS’s ability to complete the Business Combination or, if BLTS does not consummate such Business Combination, any other initial business combination;

•        satisfaction or waiver (if applicable) of the conditions to the Merger, including, among other things:

•        the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the respective stockholders of BLTS and equityholders of Manscaped, (ii) effectiveness of the registration statement of which this proxy statement/prospectus forms a part of, (iii) expiration or termination of the waiting period under the HSR Act, (iv) receipt of approval for listing on Nasdaq of the shares of ParentCo Class A Common Stock and ParentCo Warrants to be issued in connection with the Business Combination, (v) that BLTS have at least $5,000,001 of net tangible assets upon Closing; (vi) the absence of any injunctions; (vii) the employment agreements with Anh Hao Tran (also known as “Paul Tran”) and Kevin Datoo shall remain in full force and effect and neither of Paul Tran and Kevin Datoo have terminated or indicated an interest to terminate their employment with ParentCo following the Closing; and (viii) the Pre-Closing Restructuring (as defined below) shall have been completed in accordance with the terms of the Restructuring Agreement.

•        that the amount of cash available in the trust account, after deducting the amount required to satisfy BLTS’s obligations to its stockholders (if any) that exercise their rights to redeem their shares of BLTS Class A Common Stock pursuant to the BLTS Governing Documents (but prior to the payment of any (i) deferred underwriting commissions being held in the trust account and (ii) transaction expenses of BLTS or its affiliates) plus the PIPE Investment Amount at or prior to the Closing Date, is at least equal to the Minimum Available Cash Amount;

•        the occurrence of any other event, change or other circumstances that could give rise to the termination of the BCA;

•        the projected financial information, anticipated growth rate, and market opportunity of ParentCo;

•        the ability to obtain or maintain the listing of ParentCo Class A Common Stock and ParentCo Warrants on Nasdaq or the NYSE following the Business Combination;

•        our public securities’ potential liquidity and trading;

•        factors relating to the business, operations and financial performance of Manscaped and its subsidiaries, including:

•        our ability to raise financing in the future;

•        our success in retaining or recruiting, or changes required in, our officers, key employees or directors following the completion of the Business Combination;

x

•        BLTS officers and directors allocating their time to other businesses and potentially having conflicts of interest with BLTS’s business or in approving the Business Combination;

•        the use of proceeds not held in the trust account or available to us from interest income on the trust account balance;

•        the impact of the regulatory environment and complexities with compliance related to such environment;

•        the impact of the COVID-19 pandemic;

•        reductions in discretionary consumer spending;

•        Manscaped’s relationships with retail customers and distributors;

•        Manscaped’s relationships with third-party manufacturers;

•        exposure to damage to Manscaped’s brand reputation;

•        the ability of Manscaped to manage risks from unanticipated business disruptions;

•        the ability of Manscaped to retain its officers and key employees;

•        the ability of Manscaped to comply with laws and regulations relating to privacy and the protection of data;

•        the ability of Manscaped to execute its business strategy;

•        the ability of Manscaped to respond to future product liability suits or product recalls;

•        the ability of Manscaped to maintain the popularity of successful products;

•        the ability of Manscaped to respond to intense competition and rapid changes associated with its industry;

•        the risks associated with doing business outside of the United States;

•        the ability of Manscaped to respond to attacks by hackers or other IT system breach or disruptions;

•        the ability of Manscaped to protect the confidentiality of its trade secrets;

•        the ability of Manscaped to manage its indebtedness;

•        Manscaped’s principal stockholders will control a significant percentage of ParentCo’s voting power and will be able to exert significant control over the direction of ParentCo’s business; and

•        other factors detailed under the section titled “Risk Factors.”

The forward-looking statements contained in this proxy statement/prospectus and in any document incorporated by reference in this proxy statement/prospectus are based on current expectations and beliefs concerning future developments and their potential effects on us or Manscaped. There can be no assurance that future developments affecting us or Manscaped will be those that BLTS or Manscaped have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond BLTS’s control or the control of Manscaped) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the section titled “Risk Factors” beginning on page 32 of this proxy statement/prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. BLTS and Manscaped undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

In addition, statements that “BLTS believes,” “Manscaped believes,” “ParentCo believes,” “we believe” and similar statements reflect our and Manscaped’s beliefs and opinions on the relevant subject. These statements are based upon information available to us or Manscaped, as the case may be, as of the date of this proxy statement/prospectus, and while we or Manscaped, as the case may be, believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that such party has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements as predictions of future events.

Before any BLTS stockholder grants its proxy or instructs how its vote should be cast or votes on the proposals to be put to the Special Meeting, such stockholder should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect us.

Questions And Answers For Stockholders Of BLTS

The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the Special Meeting, including with respect to the proposed Business Combination.    The following questions and answers do not include all the information that is important to BLTS’s stockholders. BLTS urges stockholders to read this proxy statement/prospectus, including the Annexes and the other documents referred to herein, carefully and in their entirety to fully understand the proposed Business Combination and the voting procedures for the Special Meeting, which will be held virtually at            a.m., Pacific Time, on            , 2022.

Q:     Why am I receiving this proxy statement/prospectus?

A:     BLTS stockholders are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the BCA and approve the Business Combination. BLTS, Manscaped Holdings and the other parties thereto, have agreed to combine certain of their subsidiaries through a series of transactions that will result, among other things, in ParentCo becoming a publicly traded company on Nasdaq and acquiring a controlling interest in (with Intermediate Holdco, a wholly owned subsidiary of ParentCo, becoming the managing member of) Manscaped Holdings in an “Up-C” structure. Pursuant to the terms of the BCA, among other things: (i) BLTS and ParentCo will enter into a merger transaction pursuant to which BLTS will merge with and into ParentCo, pursuant to which the separate corporate existence of BLTS will cease and ParentCo will be the surviving corporation, (ii) ParentCo will, through a series of mergers and related transactions, acquire Manscaped, Inc., a wholly owned subsidiary of Manscaped Holdings, as well as a controlling interest in (and become the managing member of) Manscaped Holdings, which will continue to hold the Manscaped business.

         As a result of and upon the Effective Time, (1) each of the then issued and outstanding Class A Common Stock, par value $0.0001 per share, of BLTS (the “BLTS Class A Common Stock”), will convert automatically, on a one-for-one basis, into a share of Class A Common Stock, par value $0.0001 per share, of ParentCo (the “ParentCo Class A Common Stock”), (2) each of the then issued and outstanding Class B Common Stock, par value $0.0001 per share, of BLTS (the “BLTS Class B Common Stock”), will convert automatically, on a one-for-one basis, into a share of ParentCo Class A Common Stock, (3) each then issued and outstanding redeemable warrant of BLTS (the “BLTS Warrant”) will convert automatically into a redeemable warrant to acquire one share of ParentCo Class A Common Stock (the “ParentCo Warrant”) pursuant to the Warrant Amendment, (4) pursuant to an Exchange Agreement (the “Exchange Agreement”), to be entered into by Manscaped Holdings, ParentCo and certain other parties thereto, certain holders of unvested incentive units of Manscaped Holdings shall surrender their unvested incentive units in exchange for restricted stock units of ParentCo, and immediately thereafter, all exchanged incentive units of Manscaped Holdings shall be cancelled and (5) each of the then issued and outstanding units of BLTS that have not been previously separated into the underlying shares of BLTS Class A Common Stock and underlying BLTS Warrants upon the request of the holder thereof (the “BLTS units”), will be cancelled and will entitle the holder thereof to one share of ParentCo Class A Common Stock and one-half of one ParentCo Warrant. As used herein, “public shares” shall mean the shares of BLTS Class A Common Stock (including those that underlie the BLTS units) that were registered pursuant to the Registration Statement on Form S-1 and the shares of ParentCo Class A Common Stock issued as a matter of law upon the conversion thereof on the effective date of the ParentCo Merger.

         This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the Special Meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety. For more information about the Business Combination, see the section titled “The BCA Proposal.” A copy of the BCA is attached to this proxy statement/prospectus as Annex A and you are encouraged to read it in its entirety.

         THE VOTE OF STOCKHOLDERS IS IMPORTANT. STOCKHOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS, INCLUDING THE ANNEXES AND THE ACCOMPANYING FINANCIAL STATEMENTS OF BLTS AND MANSCAPED, CAREFULLY AND IN ITS ENTIRETY.

Q:     What proposals are stockholders of BLTS being asked to vote upon?

A:     At the Special Meeting, BLTS is asking holders of Common Stock to consider and vote upon:

•        a proposal to adopt the BCA;

•        the following 7 separate proposals to approve the following material differences between the BLTS Governing Documents and the Proposed Organizational Documents:

•        a proposal to change the authorized share capital;

•        a proposal to change the voting power of ParentCo Class B Common Stock to have 10 votes per share;

•        a proposal to change ParentCo’s name;

•        a proposal to change the number of directors;

•        a proposal to make ParentCo’s existence perpetual;

•        a proposal to eliminate various of provisions applicable only to blank check companies in the Proposed Organizational Documents; and

•        a proposal to add a lock up to the ParentCo bylaws;

•        a proposal to approve the election of 5 directors to serve staggered terms, who, upon consummation of the Business Combination, will be the directors of ParentCo, in addition to 2 directors to be appointed prior to Closing;

•        a proposal to approve for purposes of complying with applicable listing rules of Nasdaq, the issuance of (a) ParentCo Class A Common Stock and Parent Warrants to the BLTS security holders as consideration for their shares, warrants and units of BLTS pursuant to the Business Combination Agreement and the ParentCo Merger, (b) ParentCo Class A Common Stock to the PIPE Investors pursuant to the PIPE Investment and (c) shares of ParentCo Common Stock to certain Manscaped Unitholders as consideration for their shares of Manscaped, Inc. pursuant to the Business Combination Agreement and the Manscaped, Inc. Merger;

•        a proposal to approve the 2022 Equity Incentive Plan; and

•        a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Special Meeting.

         If BLTS’s stockholders do not approve each of the Condition Precedent Proposals, then unless certain conditions in the BCA are waived by the applicable parties to the BCA, the BCA could terminate and the Business Combination may not be consummated. See the sections titled “BCA Proposal,” “Organizational Documents Proposals,” “Director Election Proposal,” “Stock Issuance Proposal,” “Equity Incentive Plan Proposal,” “Management Incentive Plan Proposal,” and “Adjournment Proposal.”

         BLTS will hold the Special Meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the Special Meeting. Stockholders of BLTS should read it carefully.

         After careful consideration, BLTS’s board of directors has determined that the Transaction Proposals are in the best interests of BLTS and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

         The existence of financial and personal interests of one or more of BLTS’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BLTS and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, BLTS’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section titled “BCA Proposal — Interests of BLTS’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:     Are the proposals conditioned on one another?

A:     Yes. The Business Combination is conditioned on the approval of each of the Condition Precedent Proposals at the Special Meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal. If our stockholders do not approve each of the proposals, the Merger may not be consummated.

Q:     Why is BLTS proposing the Business Combination?

A:     BLTS was organized to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

         Based on its due diligence investigations of Manscaped and the industry in which it operates, including the financial and other information provided by Manscaped in the course of BLTS’s due diligence investigations, the BLTS board of directors believes that the Business Combination with Manscaped is in the best interests of BLTS and its stockholders and presents an opportunity to increase stockholder value. However, there is no assurance of this. See the section titled “BCA Proposal — BLTS’s Board of Directors’ Reasons for the Business Combination” for additional information.

         Although BLTS’s board of directors believes that the Business Combination with Manscaped presents a unique business combination opportunity and is in the best interests of BLTS and its stockholders, the board of directors did consider certain potentially material negative factors in arriving at that conclusion. These factors are discussed in greater detail in the section titled “BCA Proposal — BLTS’s Board of Director’s Reasons for the Business Combination,” as well as in the sections entitled “Risk Factors — Risks Related to Manscaped’s Business and Industry.”

Q:     What consideration will BLTS stockholders receive in the Business Combination?

A:     As a result of and upon the Effective Time, (1) each of the then issued and outstanding shares of BLTS Class A Common Stock will convert automatically, on a one-for-one basis, into a share of ParentCo Class A Common Stock, (2) each of the then issued and outstanding shares of BLTS Class B Common Stock will convert automatically, on a one-for-one basis, into a share of ParentCo Class A Common Stock; (3) each then issued and outstanding BLTS warrant will convert automatically into a ParentCo Warrant, pursuant to the Warrant Amendment; and (4) each of the then issued and outstanding units of BLTS that have not been previously separated into the underlying shares of BLTS Class A Common Stock and underlying BLTS Warrants upon the request of the holder thereof, will be cancelled and will entitle the holder thereof to one share of ParentCo Class A Common Stock and one-half of one ParentCo Warrant. For further details, see the section titled “BCA Proposal — The BCA — Consideration — ParentCo Merger Consideration.”

Q:     What will Manscaped Unitholders receive in the Business Combination?

A:     Pursuant to an Exchange Agreement (the “Exchange Agreement”), to be entered into by Manscaped Holdings, ParentCo and certain other parties thereto, certain holders of unvested incentive units of Manscaped Holdings shall surrender their unvested incentive units in exchange for restricted stock units of ParentCo, and immediately thereafter, all exchanged incentive units of Manscaped Holdings shall be cancelled. Under the Business Combination Agreement, at the Second Effective Time, by virtue of the Manscaped, Inc. Merger and pursuant to the terms of the Business Combination Agreement, each issued and outstanding share of Manscaped, Inc. stock immediately prior to the Second Effective Time shall be cancelled and converted into the right to receive (i) one share of ParentCo Class A Common Stock (and in the case of holders of voting units of the Company, one share of ParentCo Class B Common Stock) and (ii) the contingent right to receive the applicable earnout described below. For further details, see the section titled “BCA Proposal — The BCA — Consideration — Manscaped, Inc. Merger Consideration.”

Q:     What are the U.S. federal income tax consequences of the Mergers to Manscaped Unitholders?

A:     As discussed more fully under the section titled “Tax Consequences of the Mergers to Manscaped Unitholders,” the parties intend that the Mergers, taken together, qualify as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), pursuant to a certain provision of the Code. Assuming that the Mergers so qualify, Manscaped Unitholders that receive solely shares of ParentCo Class A Common Stock in the Mergers will generally not recognize gain or loss upon the exchange of shares of Manscaped, Inc. stock for shares of ParentCo Class A Common Stock pursuant to the Mergers. There can be no assurance, however, that the IRS will not successfully assert an alternative characterization of the transactions contemplated by the Restructuring Agreement and the BCA, including the Mergers.

         The U.S. federal income tax consequences of the Mergers depend on each stockholder’s particular facts and circumstances. Accordingly, all Manscaped Unitholders are urged to consult their tax advisors regarding the tax consequences to them of the Mergers, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Mergers, see the section titled “U.S. Federal Income Tax Considerations.”

Q:     What equity stake will current BLTS stockholders and Manscaped Unitholders hold in ParentCo immediately after the consummation of the Business Combination?

A:     As of the date of this proxy statement/prospectus, there are 28,750,000 shares of BLTS Common Stock issued and outstanding, which includes 5,750,000 founder shares held by the Sponsor and related parties and 23,000,000 public shares. As of the date of this proxy statement/prospectus, there are 18,100,000 BLTS Warrants outstanding, which include the 6,600,000 private placement warrants held by the Sponsor and the 11,500,000 public warrants. Each whole warrant entitles the holder thereof to purchase one share of BLTS Class A Common Stock and, following the ParentCo Merger, will entitle the holder thereof to purchase one share of ParentCo Class A Common Stock. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination), the BLTS fully diluted share capital would be 46,850,000.

         It is anticipated that, following the Business Combination, (1) BLTS’s public stockholders are expected to own approximately 18.12% of the outstanding ParentCo Common Stock, (2) Manscaped Unitholders (without taking into account any public shares held by Manscaped Unitholders prior to the consummation of the Business Combination) are expected to own approximately 71.38% of the outstanding ParentCo Common Stock, (3) the Sponsor and related parties (including the Sponsor Related PIPE Investors) are expected to collectively own approximately 4.51% of the outstanding ParentCo Common Stock (after the exchange of 5,630,000 shares of BLTS Class B Common Stock for 5,055,000 shares of BLTS Class A Common Stock pursuant to the Sponsor Support Agreement) and (4) the Third Party PIPE Investors are expected to own approximately 5.99% of the outstanding ParentCo Common Stock. These percentages assume (i) that no public stockholders exercise their redemption rights in connection with the Business Combination, (ii) no exercise of the public warrants, (iii) that Sponsor exchanges its 5,630,000 shares of BLTS Class B Common Stock for 5,055,000 shares of BLTS Class A Common Stock pursuant to the Sponsor Support Agreement, (iv) full conversion of the outstanding LLC Units of Manscaped Holdings into ParentCo Class A Common Stock; and (v) that (x) ParentCo issues or reserves for issuance 76,778,705 shares of ParentCo Common Stock to certain Manscaped Unitholders as part of the consideration in connection with the Manscaped, Inc. Merger (but not including 38,270,011 shares of ParentCo Class A Common Stock that may be issued after the Business Combination, to certain stockholders of Manscaped, Inc. prior to the Manscaped, Inc. Merger and certain equityholders of Manscaped Holdings following the Business Combination, upon the achievement of certain milestones as further described herein) and (y) ParentCo issues approximately 8,153,483 shares of ParentCo Common Stock to the PIPE Investors pursuant to the PIPE Investment. If the actual facts are different from these assumptions, the percentage ownership retained by the Company’s existing stockholders in ParentCo will be different.

         The following table illustrates varying ownership levels in ParentCo immediately following the consummation of the Business Combination based on the assumptions above.

	Share Ownership in ParentCo
	Pro Forma Combined (Assuming No Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)(1)
	Number of Shares	% Ownership	Number of Shares	% Ownership
Manscaped Unitholders(2)	90,585,735	71.38%	90,585,735	82.60%
BLTS’s public stockholders	23,000,000	18.12%	5,750,000	5.24%
Sponsor & related parties(3)	5,718,479	4.51%	5,718,479	5.22%
Third Party PIPE Investors	7,610,004	5.99%	7,610,004	6.94%
Total	126,914,218	100.0%	109,664,218	100.0%

____________

(1)      Assumes that 17,250,000 public shares are redeemed at approximately $10.00 per share based on trust account figures as of September 30, 2021 (the closing of the PIPE Investment is conditioned on, among other things, that no more than 75% of the BLTS Class A Common Stock eligible for redemption, based upon not only the terms of BLTS’s certificate of incorporation but also any contractual arrangements between a holder of BLTS common shares and BLTS, shall have been submitted to BLTS for redemption and not withdrawn prior to the Closing).

(2)      Includes an estimated 22,244,958 shares of ParentCo Class A Common Stock and 1,605,855 restricted stock units of ParentCo expected to be issued to Manscaped Unitholders in connection with the Manscaped, Inc. Merger as well as 66,734,922 LLC Units of Manscaped Holdings, LLC which are exchangeable for ParentCo Class A Common Stock.

(3)      Includes 543,479 shares subscribed for by the Sponsor Related PIPE Investors and 5,175,000 shares beneficially owned by the directors and officers of BLTS (after accounting for the exchange of 5,630,000 shares of BLTS Class B Common Stock for 5,055,000 shares of BLTS Class A Common Stock pursuant to the Sponsor Support Agreement).

          For further details, see the section titled “BCA Proposal — The BCA — Consideration — Aggregate Merger Consideration.”

Q:     What are the possible sources and the extent of dilution that the public stockholders that elect not to redeem their shares will experience in connection with the Business Combination?

A:     After the completion of the Business Combination, BLTS’s public stockholders will own a significantly smaller percentage of the combined company than they currently own of BLTS. Consequently, BLTS’s public stockholders, as a group, will have reduced ownership and voting power in the combined company compared to their ownership and voting power in BLTS.

	Assuming No Redemptions		Assuming 25% Redemptions		Assuming 50% Redemptions		Assuming Maximum Redemptions(1)
	Shares	%	Shares	%	Shares	%	Shares	%
Manscaped Unitholders(2)	90,585,735	62.47%	90,585,735	65.05%	90,585,735	67.85%	90,585,735	70.90%
BLTS’s public stockholders	23,000,000	15.86%	17,250,000	12.38%	11,500,000	8.61%	5,750,000	4.50%
Sponsor & related parties(3)	5,718,479	3.94%	5,718,479	4.11%	5,718,479	4.28%	5,718,479	4.48%
Third Party PIPE Investors	7,610,004	5.25%	7,610,004	5.46%	7,610,004	5.70%	7,610,004	5.95%
Shares underlying warrants	18,100,000	12.48%	18,100,000	13.00%	18,100,000	13.56%	18,100,000	14.17%
Total	145,014,218	100.00%	139,264,218	100.00%	133,514,218	100.00%	127,764,218	100.00%

____________

(1)      Assumes that 17,250,000 public shares are redeemed in connection with the Business Combination at approximately $10.00 per share based on trust account figures as of September 30, 2021 (the closing of the PIPE Investment is conditioned on, among other things, that no more than 75% of the BLTS Class A Common Stock eligible for redemption, based upon not only the terms of BLTS’s certificate of incorporation but also any contractual arrangements between a holder of BLTS common shares and BLTS, shall have been submitted to BLTS for redemption and not withdrawn prior to the Closing).

(2)      Includes an estimated 22,244,958 shares of ParentCo Class A Common Stock and 1,605,855 restricted stock units of ParentCo expected to be issued to Manscaped Unitholders in connection with the Manscaped, Inc. Merger as well as 66,734,922 LLC Units of Manscaped Holdings, LLC which are exchangeable for ParentCo Class A Common Stock.

(3)      Includes 543,479 shares subscribed for by the Sponsor Related PIPE Investors and 5,175,000 shares beneficially owned by the directors and officers of BLTS (after accounting for the exchange of 5,630,000 shares of BLTS Class B Common Stock for 5,055,000 shares of BLTS Class A Common Stock pursuant to the Sponsor Support Agreement). Our directors and officers have the ability to purchase shares and warrants of ParentCo on the open market.

         Additionally, outstanding warrants to purchase an aggregate of 18,100,000 shares of ParentCo Class A Common Stock, comprised of 11,500,000 public warrants and 6,600,000 private placement warrants, will become exercisable in accordance with the terms of the Warrant Agreement governing those securities. These warrants will become exercisable at any time commencing on the later of 30 days after the completion of the Business Combination and 12 months from the closing of our initial public offering. The likelihood that these warrants will be exercised increases if the trading price of shares of ParentCo Class A Common Stock exceeds the exercise price of the warrants. The exercise price of these warrants will be $11.50 per share.

         Based on the closing price of $0.75 per warrant on Nasdaq on January 5, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus, the public warrants and the private placement warrants have an aggregate market value of approximately $13.6 million. However, there is no guarantee that the warrants will ever be in the money after they become exercisable and prior to their expiration, and as such, the warrants may expire worthless.

         To the extent such warrants are exercised, additional shares of ParentCo Class A Common Stock will be issued, which will result in dilution to the holders of ParentCo Common Stock and increase the number of shares eligible for resale in the public market. The dilution, as a percentage of outstanding shares, caused by the exercise of the warrants will increase if a large number of BLTS Stockholders elect to redeem their shares in connection with the Business Combination. Holders of warrants do not have a right to redeem the warrants. Further, the redemption of BLTS Class A Common Stock without any accompanying redemption of public warrants will increase the dilutive effect of the exercise of public warrants. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of ParentCo Common Stock. However, there is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless. See the section titled “Risks Related to the Business Combination and BLTS—Even if the Business Combination is consummated, the public warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 65% of the then outstanding public warrants approve of such amendment.” See also “Risk Factors—Warrants will become exercisable for ParentCo Class A Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.”

Q:     How has the announcement of the Business Combination affected the trading price of the Company’s Class A Common Stock?

A:     On November 22, 2021, the trading date before the public announcement of the Business Combination, BLTS’s public units, Class A Common Stock and warrants closed at $10.12, $9.79 and $0.71, respectively. On January 5, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus, BLTS’s public units, Class A Common Stock and warrants closed at $10.26, $9.89 and $0.75, respectively.

Q:     Will the Company obtain new financing in connection with the Business Combination?

A:     Yes. The PIPE Investors have agreed to purchase in the aggregate approximately 8,153,483 shares of ParentCo Class A Common Stock, for approximately $75,000,000 of gross proceeds, in the PIPE Investment. The PIPE Investment is contingent upon, among other things, the closing of the Business Combination. See the section titled “BCA Proposal — Related Agreements — Subscription Agreements.”

Q:     What amendments will be made to the current constitutional documents of BLTS?

A:     The consummation of the Business Combination is conditioned, among other things, on the ParentCo Merger. Accordingly, in addition to voting on the Business Combination, BLTS’s stockholders are also being asked to consider and vote upon a proposal to approve the ParentCo Merger and replace BLTS Governing Documents, in each case, under the DGCL, with the Proposed Organizational Documents, in each case, under the DGCL, which differ materially from the BLTS Governing Documents in several respects, including the following:

	BLTS Governing Documents	Proposed Organizational Documents
Organizational Documents Proposal A — Changes in Share Capital	The BLTS Governing Documents authorize 401,000,000 shares, consisting of 380,000,000 shares of BLTS Class A Common Stock, 20,000,000 shares of BLTS Class B Common Stock and 1,000,000 Preferred Stock.

ParentCo will have 605,000,000 shares of authorized capital stock, which will consist of (i) 500,000,000 shares of ParentCo Class A Common Stock, par value $0.0001 per share, (ii) 100,000,000 shares of Class B Common Stock, par value $0.0001 per share (“ParentCo Class B Common Stock”), and (iii) 5,000,000 shares of preferred stock.

	See Section 4.1 of the Amended and Restated Certificate of Incorporation.	See Section 4.1 of the Proposed Certificate of Incorporation.
Organizational Documents Proposal B — Changes in Voting Power

The BLTS Governing Documents provide that the holders of BLTS Class A Common Stock are entitled to one (1) vote per share and holders of BLTS Class B Common Stock are entitled to one (1) vote per share.

The Proposed Certificate of Incorporation will provide that holders of ParentCo Class A Common Stock are entitled to one (1) vote per share and holders of ParentCo Class B Common Stock are entitled to ten (10) votes per share, as opposed to holders of BLTS Class A Common Stock and BLTS Class B Common Stock are entitled to one vote per share of BLTS Common Stock, pursuant to the BLTS Governing Documents.

	See Section 4.3(a)(ii) of the Amended and Restated Certificate of Incorporation.	See Section 5.1(i) of the Proposed Certificate of Incorporation.
Organizational Documents Proposal C — Change in Corporation Name	The BLTS Governing Documents provide the name of the company is “Bright Lights Acquisition Corp.”	ParentCo will amend its name to “Manscaped Holdings, Inc.” from “Bright Lights Acquisition Corp.”
	See paragraph 1 of the Amended and Restated Certificate of Incorporation.	See paragraph 1 of the Proposed Certificate of Incorporation.
Organizational Documents Proposal D — Change in the Number of Directors

The BLTS Governing Documents provide that the Board will consist of not less than one (1) nor more than fifteen (15) members, the exact number initially fixed at one (1) and adjusted thereafter from time to time by the Board.

The Proposed Certificate of Incorporation provides that the board of directors of ParentCo (the “ParentCo Board”) will consist of not less than three (3) nor more than eleven (11) members, the exact number initially fixed at seven (7) and adjusted thereafter from time to time by the Board

	See Section 3.2 of the Bylaws.	See Section 3.2 of the Bylaws. See Section 7.1 of the Proposed Certificate of Incorporation.

	BLTS Governing Documents	Proposed Organizational Documents
Organizational Documents Proposal E — Change in Perpetual Existence

The BLTS Governing Documents provide that if BLTS does not consummate a business combination (as defined in the BLTS Governing Documents) by January 11, 2023, BLTS will cease all operations except for the purposes of winding up and will redeem the public shares and liquidate BLTS’s trust account.

The Proposed Certificate of Incorporation does not include any provisions relating to ParentCo’s ongoing existence and the default under the DGCL will make ParentCo’s existence perpetual.
	See Section 9.2(d) of the Amended and Restated Certificate of Incorporation.	N/A
Organizational Documents Proposal F — Removal of Blank Check Company Provisions	The BLTS Governing Documents include various provisions related to BLTS’s status as a blank check company prior to the consummation of a business combination.	The Proposed Certificate of Incorporation will eliminate various provisions applicable only to blank check companies.
	See Article IX of the Amended and Restated Certificate of Incorporation.	N/A
Organizational Documents Proposal G — Lock-up Provisions	N/A

The Proposed Bylaws contain a lock-up provision under which, after the consummation of the Business Combination and subject to certain exceptions, the Sponsor, BLTS’s directors and officers and certain Manscaped Unitholders will be contractually restricted from selling or transferring any of their shares of common stock until the earliest of (i) the date that is 365 days after the closing of the Business Combination, (ii) the closing of a merger, liquidation, stock exchange, reorganization or other similar transaction that results in all of the public stockholders of ParentCo having the right to exchange their shares of ParentCo Class A Common Stock for cash securities or other property, or (iii) the day after the date on which the closing price of the ParentCo Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the closing date of the Business Combination.

	N/A	See Section 7.11 of the Bylaws.

Q:     What are the U.S. federal income tax consequences of the ParentCo Merger?

A:     As discussed more fully under the section titled “U.S. Federal Income Tax Considerations,” it is intended that the ParentCo Merger will constitute a reorganization within the meaning of Section 368(a)(l)(F) of the Code. Assuming that the ParentCo Merger so qualifies, holders of BLTS Class A Common Stock or warrants will generally not recognize gain or loss upon the exchange of such securities for ParentCo Class A Common Stock or warrants.

         The U.S. federal income tax consequences of the ParentCo Merger depend on each stockholder’s particular facts and circumstances. Accordingly, all holders are urged to consult their tax advisors regarding the tax consequences to them of the ParentCo Merger, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws. For a more complete discussion of the U.S. federal income tax considerations of the ParentCo Merger, see the section titled “U.S. Federal Income Tax Considerations.”

Q:     Do I have redemption rights?

A:     If you are a holder of public shares, you have the right to request that we redeem all or a portion of your public shares for cash provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus. Public stockholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the BCA Proposal. If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”

         Notwithstanding the foregoing, if we seek stockholder approval of the Business Combination and we do not conduct redemptions in connection with the Business Combination pursuant to the tender offer rules, a public stockholder, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 20% of the public shares without the prior consent of BLTS. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the public shares, then any such shares in excess of that 20% limit would not be redeemed for cash without the prior consent of BLTS.

         The Sponsor and each director and officer of BLTS agreed, for no consideration at the time of the IPO, to waive their redemption rights with respect to all of the founder shares and BLTS Common Stock held by them in connection with the consummation of the Business Combination, subject to the terms and conditions contemplated in the letter agreement, dated as of January 6, 2021.

         On a pro forma basis for the period from September 15, 2020 (inception), through December 31, 2020, the basic and diluted net loss per share attributable to BLTS Common Stock holders is $0.00 per share assuming no redemptions, assuming 25% redemptions, assuming 50% redemptions and assuming 75% redemptions. On a pro forma basis for the nine months ended September 30, 2021, the basic and diluted net loss per share attributable to BLTS Common Stock holders is $(0.05) per share assuming no redemptions and $(0.06) per share assuming 25% redemptions, and would increase to $(0.08) per share assuming 50% redemptions and $(0.12) per share assuming 75% redemptions.

Q:     How do I exercise my redemption rights?

A:     If you are a public stockholder and wish to exercise your right to redeem the public shares, you must:

(i)     (a) hold public shares, or (b) if you hold public shares through units, elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

(ii)    submit a written request to Continental, BLTS’s transfer agent, that ParentCo, the surviving corporation of the ParentCo Merger, redeem all or a portion of your public shares for cash; and

(iii)   deliver your public shares to Continental, BLTS’s transfer agent, electronically through The Depository Trust Company (“DTC”).

         Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Pacific Time, on            , 2022 (two business days before the Special Meeting) in order for their shares to be redeemed.

         The address of Continental, BLTS’s transfer agent, is listed under the question “Who can help answer my questions?” below.

         Holders of units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental, BLTS’s transfer agent, directly and instruct them to do so.

         Public stockholders will be entitled to request that their public shares be redeemed for a pro rata portion of the amount then on deposit in the trust account calculated as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the trust account and not previously released to us (net of taxes payable). For illustrative purposes, as of September 30, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. However, the proceeds deposited in the trust account could become subject to the claims of BLTS’s creditors, if any, which could have priority over the claims of the public stockholder, regardless of whether such public stockholder votes or, if they do vote, irrespective of if they vote for or against the BCA Proposal. Therefore, the per share distribution from the trust account in such a situation may be less than originally expected due to such claims. Whether you vote, and if you do vote irrespective of how you vote, on any proposal, including the BCA Proposal, will have no impact on the amount you will receive upon exercise of your redemption rights. It is expected that the funds to be distributed to public stockholders electing to redeem their public shares will be distributed promptly after the consummation of the Business Combination.

         Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the BCA Proposal at the Special Meeting. If you deliver your shares for redemption to Continental, BLTS’s transfer agent, and later decide prior to the Special Meeting not to elect redemption, you may request that BLTS’s transfer agent return the shares (electronically) to you. You may make such request by contacting Continental, BLTS’s transfer agent, at the phone number or address listed at the end of this section.

         Any corrected or changed written exercise of redemption rights must be received by Continental, BLTS’s transfer agent, prior to the vote taken on the BCA Proposal at the Special Meeting. If you deliver your public shares for redemption to Continental and later decide prior to the Special Meeting not to elect redemption, you may request that Continental return the shares (electronically). No request for redemption will be honored unless the holder’s public shares have been delivered (electronically) to Continental, BLTS’s agent, at least two business days prior to the vote at the Special Meeting.

         If a holder of public shares properly makes a request for redemption and the public shares are delivered as described above, then, if the Business Combination is consummated, ParentCo will redeem the public shares for a pro rata portion of funds deposited in the trust account, calculated as of two business days prior to the consummation of the Business Combination. The redemption will take place following the ParentCo Merger and, accordingly, it is shares of ParentCo Class A Common Stock that will be redeemed immediately after consummation of the Business Combination.

         If you are a holder of public shares and you exercise your redemption rights, such exercise will not result in the loss of any warrants that you may hold.

Q:     If I am a holder of units, can I exercise redemption rights with respect to my units?

A:     No. Holders of issued and outstanding units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying public shares and public warrants, or if you hold units registered in your own name, you must contact Continental, BLTS’s transfer agent, directly and instruct them to do so. You are requested to cause your public shares to be separated and delivered to Continental, BLTS’s transfer agent, by 5:00 p.m., Pacific Time, on            , 2022 (two business days before the Special Meeting) in order to exercise your redemption rights with respect to your public shares.

Q:     What are the U.S. federal income tax consequences of exercising my redemption rights?

A:     In most circumstances, it is expected that a U.S. Holder (as defined in “U.S. Federal Income Tax Considerations”) that exercises its redemption rights to receive cash from the trust account in exchange for its ParentCo Common Stock will generally be treated as selling such ParentCo Common Stock, resulting in the recognition of capital gain or capital loss. There may be certain circumstances, however, in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of ParentCo Common Stock that such U.S. Holder owns or is deemed to own under certain constructive attribution rules (including through the ownership of warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see the section titled “U.S. Federal Income Tax Considerations.”

         All holders considering exercising redemption rights are urged to consult their tax advisors regarding the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws.

Q:     What happens to the funds deposited in the trust account after consummation of the Business Combination?

A:     Following the closing of BLTS’s initial public offering, an amount equal to $230.0 million ($10.00 per unit) of the net proceeds from BLTS’s initial public offering and the sale of the private placement warrants was placed in the trust account. As of September 30, 2021, funds in the trust account totaled $230,010,063 and were comprised entirely of U.S. government treasury obligations with a maturity of 185 days or less or of money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), which invest only in direct U.S. government treasury obligations. These funds will remain in the trust account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (1) the completion of a business combination (including the Closing), (2) the redemption of any public shares properly tendered in connection with a stockholder vote to amend the BLTS Governing Documents (A) to modify the substance or timing of BLTS’s obligation to allow for redemption in connection with BLTS’s initial business combination or to redeem 100% of the public shares if it does not complete a business combination by January 11, 2023 or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity and (3) the redemption of all of the public shares if BLTS is unable to complete a business combination by January 11, 2023 (or if such date is further extended at a duly called extraordinary general meeting, such later date), subject to applicable law.

         Upon consummation of the Business Combination, the funds deposited in the trust account will be released to pay holders of BLTS public shares who properly exercise their redemption rights; to pay transaction fees and expenses associated with the Business Combination; and for working capital and general corporate purposes of ParentCo following the Business Combination. See the section titled “Summary of the Proxy Statement/Prospectus — Sources and Uses of Funds for the Business Combination.”

Q:     What happens if a substantial number of the public stockholders vote in favor of the BCA Proposal and exercise their redemption rights?

A:     Our public stockholders are not required to vote in respect of the Business Combination in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the trust account and the number of public stockholders are reduced as a result of redemptions by public stockholders.

         The BCA provides that the obligations of Manscaped to consummate the Business Combination are conditioned on, among other things, that as of the Closing, the Trust Amount plus the PIPE Investment Amount is at least equal to the Minimum Available Cash Amount. If such conditions are not met, and such conditions are not or cannot be waived under the terms of the BCA, then the BCA could terminate and the proposed Business Combination may not be consummated. In addition, in no event will we redeem public shares in an amount that would cause ParentCo’s net tangible assets (as determined in accordance with Rule 3a5 1-1 (g)(1) of the Exchange Act) to be less than $5,000,001.

Q:     What conditions must be satisfied to complete the Business Combination?

A:     The BCA is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the respective stockholders of BLTS and equityholders of Manscaped, (ii) effectiveness of the registration statement of which this proxy statement/prospectus forms a part of, (iii) expiration or termination of the waiting period under the HSR Act, (iv) receipt of approval for listing on Nasdaq of the shares of ParentCo Class A Common Stock and ParentCo Warrants to be issued in connection with the Business Combination, (v) that BLTS have at least $5,000,001 of net tangible assets upon Closing; (vi) the absence of any injunctions; (vii) the employment agreements with Paul Tran and Kevin Datoo shall remain in full force and effect and neither of Paul Tran and Kevin Datoo have terminated or indicated an interest to terminate their employment with ParentCo following the Closing; and (viii) satisfaction of the Minimum Cash Condition.

         In addition, prior to the Closing, Manscaped will consummate the restructuring transactions as set forth in the BCA (the “Pre-Closing Restructuring”), and it is a condition to the obligations of BLTS and its subsidiaries to consummate the Business Combination that the Pre-Closing Restructuring has been completed.

         For more information about conditions to the consummation of the Business Combination, see the section titled “BCA Proposal — The BCA.”

Q:     How do the public warrants differ from the private placement warrants and what are the related risks for any public warrant holders post Business Combination?

A:     The private placement warrants are identical to the warrants sold as part of the units in BLTS’s initial public offering except that, so long as they are held by the Sponsor or its permitted transferees: (1) they will not be redeemable by the Company; (2) they (including the shares issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of BLTS’s initial business combination; (3) they may be exercised by the holders on a cashless basis; and (4) they (including the shares issuable upon exercise of these warrants) are entitled to registration rights.

         In addition, following the consummation of the Business Combination, ParentCo has the ability to redeem the outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant if, among other things, the last reported sale price of ParentCo’s common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which ParentCo sends the notice of redemption to the warrant holders equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like). If and when the warrants become redeemable by ParentCo, ParentCo may exercise its redemption right even if ParentCo is unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, ParentCo may redeem the warrants as set forth above even if the holders are otherwise unable to exercise the warrants. Redemption of the outstanding warrants as described above could force you to: (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so; (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants; or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, ParentCo expects would be substantially less than the market value of your warrants. None of the private placement warrants will be redeemable by ParentCo so long as they are held by the Sponsor or its permitted transferees. ParentCo does not intend to pay cash dividends for the foreseeable future.

         In the event ParentCo determines to redeem the outstanding warrants, holders of the outstanding warrants would be notified of such redemption as described in the Warrant Agreement (as amended). For more information, see “Risk Factors — We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.”

Q:     How do Redemptions of BLTS Class A Common Stock Impact the Closing of The Business Combination and the Minimum Cash Condition?

A:      The Minimum Cash Condition is solely for the benefit of Manscaped and, as a result, Manscaped has the sole right to waive the Minimum Cash Condition and, subject to satisfaction or waiver of the other conditions to the closing of the Business Combination, to cause the closing of the Business Combination to occur even if the Available Bright Lights Cash balance is less than $75.0 million. Based on the amount of $230 million in the Trust Account as of            , 2022, and taking into account the anticipated proceeds of $75 million from the PIPE Investment, if all 23,000,000 shares of BLTS Class A Common Stock are redeemed, the Minimum Cash Condition will still be satisfied.

However, the closing of the PIPE Investment is conditioned on, among other things, that no more than 75% of the BLTS Class A Common Stock eligible for redemption (based upon not only the terms of BLTS’s certificate of incorporation but also any contractual arrangements between a holder of BLTS common shares and BLTS), shall have been submitted to BLTS for redemption and not withdrawn prior to the Closing. Assuming a redemption value of $10.00 per share, no more than 17,250,000 shares of BLTS Class A Common Stock may be redeemed for BLTS to meet this condition. This condition may be waived by a 90% majority in interest of the investors in the PIPE Investment (based on the collective amounts committed to purchase).

Accordingly, if BLTS experiences more than 75% redemptions and the investors in the PIPE Investment do not fund the PIPE Investment, the Available Bright Lights Cash balance would fall below $57.5 million. As a result, Manscaped does not expect to waive the Minimum Cash Condition. However, in the event that Manscaped does waive the Minimum Cash Condition, BLTS and Manscaped would require the agreement of the PIPE Investors to waive their closing condition relating to the maximum redemption percentage, in order for the PIPE transaction to close. In the event these parties are unwilling to waive their respective closing conditions, BLTS and Manscaped may be required to seek alternative financing arrangements in order to ensure sufficient funds in order to repay the existing Manscaped indebtedness in full and facilitate additional investment in the on-going business.

In addition, even if the Minimum Cash Condition was waived by Manscaped, pursuant to the BLTS Existing Organizational Documents, in no event will BLTS redeem public shares in an amount that would cause BLTS’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

Q:     When do you expect the Business Combination to be completed?

A:     It is currently expected that the Business Combination will be consummated in the first half of 2022. This date depends, among other things, on the approval of the proposals to be put to BLTS stockholders at the Special Meeting. However, such meeting could be adjourned if the Adjournment Proposal is adopted by BLTS’s stockholders at the Special Meeting and BLTS elects to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Special Meeting. For a description of the conditions for the completion of the Business Combination, see the section titled “BCA Proposal — The BCA.”

Q:     What happens if the Business Combination is not consummated?

A:     BLTS will not complete the ParentCo Merger unless all other conditions to the consummation of the Business Combination have been satisfied or waived by the parties in accordance with the terms of the BCA. If BLTS is not able to complete the Business Combination with Manscaped or another business combination by January 11, 2023, in each case, as such date may be extended pursuant to the BLTS Governing Documents (the “Extended Period”), BLTS will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible, but no more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. The Sponsor and the officers and directors of BLTS have entered into agreements with BLTS, pursuant to which they have agreed to waive their rights to liquidating distributions from the trust account with respect to their founder shares if BLTS fails to complete its initial business combination within 24 months from the closing of the initial public offering or during any Extended Period. However, if the initial stockholders or officers and directors of BLTS acquire public shares in or after this offering, they will be entitled to liquidating distributions from the trust account with respect to such public shares if BLTS fails to complete the initial business combination within the prescribed time period.

         Pursuant to the Letter Agreement, dated as of January 6, 2021, by and among BLTS, the Sponsor and each of the executive officers and directors of BLTS, the Sponsor and directors and officers of BLTS agreed, for no consideration at the time of the IPO, to waive their redemption rights with respect to all of the Founder Shares and any public shares held by them.

Q:     Do I have appraisal rights in connection with the proposed Business Combination and the proposed ParentCo Merger?

A:     Neither BLTS’s stockholders nor BLTS’s warrant holders have appraisal rights in connection with the Business Combination or the ParentCo Merger under the DGCL.

Q:     What are the material differences, if any, in the terms and price of securities issued at the time of BLTS’s initial public offering as compared to the securities that will be issued as part of the PIPE Investment at the closing of the Business Combination? Will the Sponsor or any of its directors, officers or affiliates participate in the PIPE Investment?

A:     BLTS issued BLTS units in its initial public offering at an offering price of $10.00 per BLTS unit, with each BLTS unit consisting of one share of BLTS Class A Common Stock and one-half of one redeemable warrant to acquire one share of BLTS Class A Common Stock. Pursuant to the Business Combination, (i) the holders of shares of BLTS Common Stock issued and outstanding immediately prior to the effective time of the Business Combination (other than any redeemed shares) will receive one share of ParentCo Class A Common Stock in exchange for each share of BLTS Common Stock held by them, (ii) the holders of each whole warrant to purchase BLTS Common Stock will receive one warrant to purchase ParentCo Class A Common Stock at an exercise price of $11.50 per share in exchange for each whole warrant to purchase BLTS Common Stock pursuant to the Warrant Amendment, (iii) each of the then issued and outstanding BLTS units that have not been previously separated into the underlying shares of BLTS Class A Common Stock and underlying BLTS warrants upon the request of the holder thereof, will be cancelled and will entitle the holder thereof to one share of ParentCo Class A Common Stock and one-half of one ParentCo Warrant. In connection with the consummation of the Business Combination, the PIPE Investors will purchase ParentCo Class A Common Stock at $9.20 per share as part of the PIPE Investment and will therefore hold the same security as the holders of BLTS Common Stock immediately after the Business Combination.

Certain affiliates of the Sponsor are participating in the PIPE Investment and have agreed to invest up to an aggregate of approximately $5 million on generally similar terms as the other PIPE Investors in the PIPE Investment.

Q:     What do I need to do now?

A:     BLTS urges you to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety and to consider how the Business Combination will affect you as a stockholder or warrant holder. BLTS’s stockholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:     How do I vote?

A:     If you are a holder of record of BLTS Common Stock on the record date for the Special Meeting, you may vote in person at the Special Meeting or by submitting a proxy for the Special Meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the Special Meeting and vote in person, obtain a valid proxy from your broker, bank or nominee.

Q:     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:     No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent, and you may need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker, bank or nominee as to how to vote your shares. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe all the proposals presented to the stockholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares and you should instruct your broker to vote your shares in accordance with directions you provide. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote.” Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Special Meeting, and otherwise will have no effect on a particular proposal.

Q:     When and where will the Special Meeting be held?

A:     The Special Meeting will be held at            a.m., Pacific Time, on            , 2022, unless the Special Meeting is adjourned. The Special Meeting will be a completely virtual meeting of stockholders, which will be conducted via live webcast on the Internet. BLTS stockholders will be able to attend the Special Meeting remotely and vote their shares electronically during the Special Meeting by visiting the virtual meeting website at            and entering the control number included on their proxy card.

Q:     Who is entitled to vote at the Special Meeting?

A:     BLTS has fixed            , 2022 as the record date for the Special Meeting. If you were a stockholder of BLTS at the close of business on the record date, you are entitled to vote on matters that come before the Special Meeting. However, a stockholder may only vote his or her shares if he or she is present in person or is represented by proxy at the Special Meeting.

Q:     How many votes do I have?

A:     BLTS stockholders are entitled to one vote at the Special Meeting for each share of BLTS Common Stock held of record as of the record date. As of the close of business on the record date for the Special Meeting, there were 28,750,000 shares of BLTS Common Stock issued and outstanding, of which 23,000,000 were issued and outstanding public shares.

Q:     What constitutes a quorum?

A:     A quorum of BLTS stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if the holders of a majority of the issued and outstanding shares of capital stock of BLTS entitled to vote at the Special Meeting are represented in person or by proxy. As of the record date for the Special Meeting, 14,375,001 shares of BLTS Common Stock would be required to achieve a quorum.

Q:     What vote is required to approve each proposal at the Special Meeting?

A:     The following votes are required for each proposal at the Special Meeting:

(i)     BCA Proposal:    The BCA Proposal requires the affirmative vote of the majority of the issued and outstanding shares of BLTS Common Stock. An abstention will have the effect of a vote “AGAINST” the BCA Proposal. Broker non-votes will have no effect on the vote for the BCA Proposal. Pursuant to the Sponsor Support Agreement, the Sponsor and certain of BLTS’s officers and directors have agreed to vote shares representing 20.0% of the aggregate voting power of the BLTS Common Stock in favor of the BCA Proposal. As such, only the affirmative vote of 8,625,001, or 37.5%, more of the outstanding public shares are required in order to approve the BCA Proposal.

(ii)    Organizational Documents Proposals:    (i) the separate approval of each of the Organizational Documents Proposals requires the affirmative vote of the majority of the issued and outstanding shares of BLTS Common Stock; and (ii) Organizational Documents Proposal A (Changes in Share Capital) and Organizational Documents Proposal B (Changes in Voting Power) require the affirmative vote of the holders of at least a majority of the outstanding shares of BLTS Class B Common Stock and at least a majority of the outstanding shares of BLTS Class A Common Stock, in each case voting separately as a single class. Abstentions and broker non-votes will have the effect of a vote “AGAINST” the Organizational Documents Proposals. Pursuant to the Sponsor Support Agreement, the Sponsor and certain of BLTS’s officers and directors have agreed to vote shares representing 20.0% of the aggregate voting power of the BLTS Common Stock in favor of each of the Organizational Documents Proposals. As such, (i) only the affirmative vote of 8,625,001, or 37.5%, more of the outstanding public shares are required in order to approve the Organizational Documents Proposals (except with respect to Organizational Documents Proposal A (Changes in Share Capital) and Organizational Documents Proposal B (Changes in Voting Power), as described below); (ii) the affirmative vote of any additional shares of BLTS Class B Common Stock is not required in order to approve Organizational Documents Proposal A (Changes in Share Capital) and Organizational Documents Proposal B (Changes in Voting Power); and (iii) only the affirmative vote of 11,500,001, or 50.0%, of the outstanding shares of BLTS Class A Common Stock are required in order to approve Organizational Documents Proposal A (Changes in Share Capital) and Organizational Documents Proposal B (Changes in Voting Power).

(iii)   Director Election Proposal:    The directors subject to the Director Election Proposal will be elected by a plurality of the votes cast, online or by proxy. This means that the five director nominees will be elected if they receive more affirmative votes than any other nominee for the same position. Abstentions and broker non-votes will have no effect on the Director Election Proposal.

(iv)   Stock Issuance Proposal:    The Stock Issuance Proposal requires the affirmative vote of the majority of the issued and outstanding shares of BLTS Common Stock present by virtual attendance or represented by proxy and entitled to vote at the Special Meeting. Abstentions will have the effect of a vote “AGAINST” the Stock Issuance Proposal. Broker non-votes will have no effect on the vote for the Stock Issuance Proposal. Pursuant to the Sponsor Support Agreement, the Sponsor and certain of BLTS’s officers and directors have agreed to vote shares representing 20.0% of the aggregate voting power of the BLTS Common Stock in favor of the Stock Issuance Proposal. As such, assuming all outstanding shares of BLTS Common Stock are present by virtual attendance or represented by proxy and entitled to vote at the Special Meeting, only the affirmative vote of 8,625,001, or 37.5%, more of the outstanding public shares are required in order to approve the Stock Issuance Proposal.

(v)    Equity Incentive Plan Proposal:    The Equity Incentive Plan Proposal requires the affirmative vote of the majority of the issued and outstanding shares of BLTS Common Stock present in person by virtual attendance or represented by proxy and entitled to vote at the Special Meeting. Abstentions will have the effect of a vote “AGAINST” the Equity Incentive Plan Proposal. Broker non-votes will have no effect on the vote for the Equity Incentive Plan Proposal. Pursuant to the Sponsor Support Agreement, the Sponsor and certain of BLTS’s officers and directors have agreed to vote shares representing 20.0% of the aggregate voting power of the BLTS Common Stock in favor of the Equity Incentive Plan Proposal. As such, assuming all outstanding shares of BLTS Common Stock are present by virtual attendance or represented by proxy and entitled to vote at the Special Meeting, only the affirmative vote of 8,625,001, or 37.5%, more of the outstanding public shares are required in order to approve the Equity Incentive Plan Proposal.

(vi)   Management Incentive Plan Proposal:    The Management Incentive Plan Proposal requires the affirmative vote of the majority of the issued and outstanding shares of BLTS Common Stock present in person by virtual attendance or represented by proxy and entitled to vote at the Special Meeting. Abstentions will have the effect of a vote “AGAINST” the Management Incentive Plan Proposal. Broker non-votes will have no effect on the vote for the Management Incentive Plan Proposal. Pursuant to the Sponsor Support Agreement, the Sponsor and certain of BLTS’s officers and directors have agreed to vote shares representing 20.0% of the aggregate voting power of the BLTS Common Stock in favor of the Management Incentive Plan Proposal. As such, assuming all outstanding shares of BLTS Common Stock are present by virtual attendance or represented by proxy and entitled to vote at the Special Meeting, only the affirmative vote of 8,625,001, or 37.5%, more of the outstanding public shares are required in order to approve the Management Incentive Plan Proposal.

(vii)  Adjournment Proposal:    The Adjournment Proposal requires the affirmative vote of the majority of the issued and outstanding shares of BLTS Common Stock present in person by virtual attendance or represented by proxy and entitled to vote at the Special Meeting. Abstentions will have the effect of a vote “AGAINST” the Adjournment Proposal. Broker-non votes have no effect on the vote for the Adjournment Proposal. Pursuant to the Sponsor Support Agreement, the Sponsor and certain of BLTS’s officers and directors have agreed to vote shares representing 20.0% of the aggregate voting power of the BLTS Common Stock in favor of the Adjournment Proposal. As such, assuming all outstanding shares of

BLTS Common Stock are present by virtual attendance or represented by proxy and entitled to vote at the Special Meeting, only the affirmative vote of 8,625,001, or 37.5%, more of the outstanding public shares are required in order to approve the Adjournment Proposal.

Q:     What are the recommendations of BLTS’s board of directors?

A:     BLTS’s board of directors believes that the BCA Proposal and the other proposals to be presented at the Special Meeting are in the best interest of BLTS’s stockholders and unanimously recommends that its stockholders vote “FOR” the BCA Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the Management Incentive Plan Proposal, and “FOR” the Adjournment Proposal, in each case, if presented to the Special Meeting.

         The existence of financial and personal interests of one or more of BLTS’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BLTS and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, BLTS’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section titled “BCA Proposal — Interests of BLTS’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:     How does the Sponsor intend to vote their shares?

A:     Unlike some other blank check companies in which the initial stockholders agree to vote their shares in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination, the Sponsor and each director and officer of BLTS have agreed to vote all the founder shares and any other public shares they may hold in favor of all the proposals being presented at the Special Meeting. As of the date of this proxy statement/prospectus, Sponsor and BLTS’s directors and officers own 20.0% of the issued and outstanding BLTS Common Stock.

         At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing equityholders of Manscaped or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future, or (iii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Condition Precedent Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of BLTS’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the existing equityholders of Manscaped or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the BLTS Common Stock, represented in person or by proxy and entitled to vote at the Special Meeting, vote in favor of the Transaction Proposals, (2) satisfaction of the Minimum Cash Condition, (3) otherwise limiting the number of public shares electing to redeem and (4) BLTS’s net tangible assets (as determined in accordance with Rule 3a51(g)(1) of the Exchange Act) being at least $5,000,001.

         Entering into any such arrangements may have a depressive effect on BLTS Common Stock (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination).

         If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. BLTS will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the Special Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

         The existence of financial and personal interests of one or more of BLTS’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BLTS and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, BLTS’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section titled “BCA Proposal — Interests of BLTS’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:     What happens if I sell my BLTS Common Stock before the Special Meeting?

A:     The record date for the Special Meeting is earlier than the date of the Special Meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your public shares after the applicable record date, but before the Special Meeting, unless you grant a proxy to the transferee, you will retain your right to vote at such general meeting but the transferee, and not you, will have the ability to redeem such shares (if time permits).

Q:     May I change my vote after I have mailed my signed proxy card?

A:     Yes. Stockholders may send a later-dated, signed proxy card to BLTS’s Secretary at BLTS’s address set forth below so that it is received by BLTS’s Secretary prior to the vote at the Special Meeting (which is scheduled to take place on            , 2022) or attend the Special Meeting in person and vote. Stockholders also may revoke their proxy by sending a notice of revocation to BLTS’s Secretary, which must be received by BLTS’s Secretary prior to the vote at the Special Meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q:     What happens if I fail to take any action with respect to the Special Meeting?

A:     If you fail to take any action with respect to the Special Meeting and the Business Combination is approved by stockholders and the Business Combination is consummated, you will become a stockholder or warrant holder of ParentCo. If you fail to take any action with respect to the Special Meeting and the Business Combination is not approved, you will remain a stockholder or warrant holder of BLTS. However, if you fail to vote with respect to the Special Meeting, you will nonetheless be able to elect to redeem your public shares in connection with the Business Combination (if time permits).

Q:     What should I do with my share certificates, warrant certificates or unit certificates?

A:     Our stockholders who exercise their redemption rights must deliver (electronically) their share certificates to Continental, BLTS’s transfer agent, prior to the Special Meeting.

         Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Pacific Time, on            , 2022 (two business days before the Special Meeting) in order for their shares to be redeemed.

         Our warrant holders should not submit the certificates relating to their warrants. Public stockholders who do not elect to have their public shares redeemed for the pro rata share of the trust account should not submit the certificates relating to their public shares.

         Upon the ParentCo Merger, holders of BLTS units, shares of BLTS Class A Common Stock, shares of BLTS Class B Common Stock and BLTS Warrants will receive shares of ParentCo Class A Common Stock and ParentCo Warrants, as the case may be, without needing to take any action and, accordingly, such holders should not submit any certificates relating to their units, shares of BLTS Class A Common Stock (unless such holder elects to redeem the public shares in accordance with the procedures set forth above), shares of BLTS Class B Common Stock or BLTS Warrants.

Q:     What should I do if I receive more than one set of voting materials?

A:     Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your BLTS Common Stock.

Q:     Who will solicit and pay the cost of soliciting proxies for the Special Meeting?

A:     BLTS will pay the cost of soliciting proxies for the Special Meeting. BLTS has engaged Morrow Sodali LLC (“Morrow Sodali”) to assist in the solicitation of proxies for the Special Meeting. BLTS has agreed to pay Morrow Sodali a fee of $30,000, plus disbursements (to be paid with non-trust account funds). BLTS will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of BLTS Class A Common Stock for their expenses in forwarding soliciting materials to beneficial owners of shares of BLTS Class A Common Stock and in obtaining voting instructions from those owners. BLTS’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:     Where can I find the voting results of the Special Meeting?

A:     The preliminary voting results will be expected to be announced at the Special Meeting. BLTS will publish final voting results of the Special Meeting in a Current Report on Form 8-K within four business days after the Special Meeting.

Q:     Who can help answer my questions?

A:     If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus, any document incorporated by reference in this proxy statement/prospectus or the enclosed proxy card, you should contact:

Morrow Sodali LLC
333 Ludlow Street
5th Floor, South Tower
Stamford, CT 06902
Individuals call toll-free: (800) 662-5200
Banks and Brokerage Firms, please call (203) 658-9400
Email: BLTS.info@investor.morrowsodali.com

You also may obtain additional information about BLTS from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information; Incorporation by Reference.” If you are a holder of public shares and you intend to seek redemption of your public shares, you will need to deliver your public shares (electronically) to Continental, BLTS’s transfer agent, at the address below prior to the Special Meeting. Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to            p.m., Pacific Time, on            , 2022 (two business days before the Special Meeting) in order for their shares to be redeemed. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company
One State Street, 30th floor
New York, New York 10004
Attention: Mark Zimkind
E-mail: mzimkind@continentalstock.com

Summary Of The Proxy Statement/Prospectus

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the Special Meeting, including the Business Combination, you should read this proxy statement/prospectus, including the Annexes and other documents referred to herein, carefully and in their entirety. The BCA is the primary legal document that governs the Business Combination and the other transactions that will be undertaken in connection with the Business Combination. The BCA is also described in detail in this proxy statement/prospectus in the section titled “BCA Proposal — The BCA.”

Unless otherwise specified, all share calculations (1) assume no exercise of redemption rights by the public stockholders in connection with the Business Combination and (2) do not include any shares issuable upon the exercise of the warrants.

Combined Business Summary

The Parties to the Business Combination

ParentCo

Bright Lights Parent Corp. was incorporated under the laws of the State of Delaware on November 10, 2021, for the purpose of effectuating the Business Combination described herein and is currently a wholly owned subsidiary of BLTS.

Upon consummation of the Business Combination, ParentCo will change its name to “Manscaped Holdings, Inc.” and will become the holding company for the combined business and will have a controlling interest in Manscaped Holdings. We intend to list the shares of Class A Common Stock, par value $0.0001 per share (“ParentCo Class A Common Stock”) that will be issued in the Business Combination on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “MANS” and the ParentCo Warrants under the symbol “MANSW” For a description of ParentCo’s securities following the consummation of the Business Combination, please see the section titled “Description of ParentCo Securities” for additional information.

ParentCo’s principal executive office is located at 12100 Wilshire Blvd, Suite 1150, Los Angeles, CA 90025. Its telephone number is (310) 421-1472.

BLTS

Bright Lights Acquisition Corp. (“BLTS”) is a blank check company formed on September 15, 2020 as a Delaware corporation for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. BLTS has neither engaged in any operations nor generated any revenue to date. Based on BLTS’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.

On January 11, 2021, BLTS consummated its initial public offering of its units, with each unit consisting of one share of BLTS Class A Common Stock and one-half of one public warrant. Simultaneously with the closing of the initial public offering, BLTS completed the private sale of 6,600,000 private placement warrants at a purchase price of $1.00 per private placement warrant, to the Sponsor generating gross proceeds to us of $6.6 million. The private placement warrants are identical to the warrants sold as part of the units in BLTS’s initial public offering except that, so long as they are held by the Sponsor or its permitted transferees: (1) they will not be redeemable by the Company; (2) they (including the shares issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of BLTS’s initial business combination; (3) they may be exercised by the holders on a cashless basis; and (4) they (including the shares issuable upon exercise of these warrants) are entitled to registration rights.

Following the closing of BLTS’s initial public offering, a total of $230.0 million ($10.00 per unit) of the net proceeds from its initial public offering and the sale of the private placement warrants was placed in the trust account. The proceeds held in the trust account may be invested by the trustee only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the

Investment Company Act, which invest only in direct U.S. government treasury obligations. As of September 30, 2021, funds in the trust account totaled $230,010,063. These funds will remain in the trust account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (1) the completion of a business combination (including the closing of the Business Combination), (2) the redemption of any public shares properly tendered in connection with a stockholder vote to amend BLTS’s Amended and Restated Certificate of Incorporation (as may be amended from time to time, the “Existing Charter”) (A) to modify the substance or timing of BLTS’s obligation to allow for redemption in connection with BLTS’s initial business combination or to redeem 100% of the public shares if it does not complete a business combination by January 11, 2023 or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, and (3) the redemption of all of the public shares if BLTS is unable to complete a business combination by January 11, 2023, subject to applicable law.

The BLTS units, shares of BLTS Class A Common Stock and BLTS Warrants are currently listed on Nasdaq under the symbols “BLTSU,” “BLTS” and “BLTSW,” respectively.

BLTS’s principal executive office is located at 12100 Wilshire Blvd, Suite 1150, Los Angeles, CA 90025. Its telephone number is (310) 421-1472. BLTS’s corporate website address is www.brightlightsacquisition.com. BLTS’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.

Intermediate Holdco

Mower Intermediate Holdings, Inc. (“Intermediate Holdco”) was formed as a corporation under the laws of the State of Delaware on November 10, 2021, and is currently a wholly owned subsidiary of BLTS. Intermediate Holdco does not own any material assets or operate any business. Upon consummation of the Business Combination, Intermediate Holdco will serve as the managing member of Manscaped Holdings.

Intermediate Holdco’s principal executive office is located at 12100 Wilshire Blvd, Suite 1150, Los Angeles, CA 90025. Its telephone number is (310) 421-1472.

The Merger Subs

Mower Merger Sub Corp. was formed as a corporation under the laws of the State of Delaware on November 10, 2021, and is currently a wholly owned subsidiary of Intermediate Holdco (“Merger Sub Corp”). Mower Merger Sub 2, LLC was formed as a limited liability company under the laws of the State of Delaware on November 10, 2021, and is currently a wholly owned subsidiary of BLTS (“Merger Sub LLC”). Merger Sub Corp and Merger Sub LLC are referred thereto individually as “Merger Sub” and together as the “Merger Subs”. The Merger Subs were formed for the purpose of effectuating the Business Combination described herein and have not conducted any activities other than those incidental to their formation and the transactions contemplated by the Business Combination Agreement. The Merger Sub Corp will not be the surviving entity in any of the series of mergers contemplated in connection with the Business Combination, but Merger Sub LLC will be the surviving entity of the Second Merger and the Mergers. Upon consummation of the Business Combination, Merger Sub LLC will be a wholly owned subsidiary of Manscaped Holdings.

Each of the Merger Sub’s principal executive office is located at 12100 Wilshire Blvd, Suite 1150, Los Angeles, CA 90025. Its telephone number is (310) 421-1472.

Manscaped Holdings

Manscaped Holdings, LLC was formed as a limited liability company under the laws of the State of Delaware on June 6, 2019. Its sole operations and business are holding equity of Manscaped, Inc. and Manscaped, LLC. Upon consummation of the Business Combination, Manscaped Holdings will be controlled by Intermediate Holdco.

Manscaped Holdings’s principal executive office is located at 3753 Howard Hughes Parkway, Suite 200, Las Vegas, NV 89169. Its telephone number is (800) 497-3037.

Proposals to be Put to the Stockholders of BLTS at the Special Meeting

The following is a summary of the proposals to be put to the Special Meeting of BLTS and certain transactions contemplated by the BCA. Each of the proposals below, except the Adjournment Proposal, is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus. The transactions contemplated by the BCA will be consummated only if the Condition Precedent Proposals are approved at the Special Meeting.

BCA Proposal

As discussed in this proxy statement/prospectus, BLTS is asking its stockholders to approve and adopt the Business Combination Agreement, dated as of November 22, 2021, by and among BLTS, Intermediate Holdco, the Merger Subs and Manscaped Holdings, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A. The BCA provides for, among other things, (i) BLTS and ParentCo will enter into a merger transaction pursuant to which BLTS will merge with and into ParentCo (the “ParentCo Merger”), pursuant to which the separate corporate existence of BLTS will cease and ParentCo will be the surviving corporation, (ii) Merger Sub Corp will merge with and into Manscaped, Inc., a Delaware corporation and a wholly owned subsidiary of Manscaped Holdings (“Manscaped, Inc.”), pursuant to which the separate corporate existence of Merger Sub Corp will cease and Manscaped, Inc. will be the surviving corporation and a wholly owned subsidiary of ParentCo (the “Manscaped, Inc. Merger”), (iii) pursuant to an Exchange Agreement (the “Exchange Agreement”), to be entered into by Manscaped Holdings, ParentCo and certain other parties thereto, certain holders of unvested incentive units of Manscaped Holdings shall surrender their unvested incentive units in exchange for restricted stock units of ParentCo, and immediately thereafter, all exchanged incentive units of Manscaped Holdings shall be cancelled, (iv) Manscaped, Inc. will merge with and into Merger Sub LLC (such merger, the “Second Merger” and, together with the Manscaped, Inc. Merger, the “Mergers”), with Merger Sub LLC being the surviving entity of the Second Merger (the “Surviving Entity”), and (v) following the Mergers, (x) Intermediate Holdco will contribute all of its interest in the Surviving Entity to Manscaped Holdings in exchange for limited liability company interests of Manscaped and (y) Intermediate Holdco will become the managing member of Manscaped Holdings pursuant to an amended and restated limited liability company agreement of Manscaped Holdings. Following the closing (the “Closing”) of the series of transactions contemplated by the Business Combination Agreement (such transactions, the “Business Combination”), the name of ParentCo is expected to change to Manscaped Holdings, Inc. After consideration of the factors identified and discussed in the section titled “BCA Proposal — BLTS’s Board of Directors’ Reasons for the Business Combination,” BLTS’s board of directors concluded that the Business Combination met all of the requirements disclosed in the prospectus for BLTS’s initial public offering, including that the business of Manscaped and its subsidiaries had a fair market value equal to at least 80% of the net assets held in trust (excluding the deferred underwriting commissions and taxes payable on the income earned on the trust account). For more information about the transactions contemplated by the BCA, see the section titled “BCA Proposal.”

Aggregate Merger Consideration

ParentCo Merger Consideration.    If BLTS stockholders approve the BCA Proposal and the parties consummate the Business Combination: (i) the holders of shares of BLTS’s common stock (“BLTS Common Stock”) issued and outstanding immediately prior to the effective time of the ParentCo Merger (other than any redeemed shares) will receive one share of Class A Common Stock of ParentCo (“ParentCo Class A Common Stock”) in exchange for each share of BLTS Common Stock held by them, (ii) the holders of whole warrants to purchase BLTS Common Stock will receive one warrant to purchase ParentCo Class A Common Stock, at an exercise price of $11.50 per share, in exchange for each whole warrant to purchase BLTS Common Stock, pursuant to the Assignment, Assumption and Amendment Agreement, dated as of November 22, 2021, by and among BLTS, ParentCo and Continental Stock Transfer & Trust Company (“Continental”), as warrant agent (the “Warrant Amendment”), (iii) each of the then issued and outstanding units of BLTS that have not been previously separated into the underlying shares of BLTS Class A Common Stock and underlying BLTS Warrants upon the request of the holder thereof, will be cancelled and will entitle the holder thereof to one share of ParentCo Class A Common Stock and one-half of one ParentCo Warrant; and (iv) the equityholders of Manscaped Holdings will receive an aggregate of 22,244,958 shares of ParentCo Class A Common Stock and 54,533,747 shares of ParentCo Class B Common Stock, as consideration for their shares of Manscaped, Inc. stock. As a result of the Business Combination, Manscaped Holdings will become a partially owned subsidiary of ParentCo.

Manscaped Inc. Merger Consideration.    At the Second Effective Time, by virtue of the Manscaped, Inc. Merger and pursuant to the terms of the Business Combination Agreement, each issued and outstanding share of Manscaped, Inc. stock immediately prior to the Second Effective Time shall be cancelled and converted into the right to receive (i) one share of ParentCo Class A Common Stock (and in the case of holders of voting units of the Company, one share of ParentCo Class B Common Stock) and (ii) the contingent right to receive the applicable earnout described below. For further details, see the section titled “BCA Proposal — The BCA — Consideration — Aggregate Merger Consideration.”

Earnout

Pursuant to the Business Combination Agreement and Manscaped Holdings’ limited liability company agreement (which will be amended at Closing), following the achievement of certain milestones, ParentCo will issue ParentCo Class A Common Stock or restricted stock units in ParentCo Class A Common Stock to each holder of Manscaped, Inc. capital stock or restricted stock units of ParentCo as of immediately prior to the effective time of the Manscaped, Inc. Merger with a pro rata portion thereof in excess of zero (each, a “ParentCo Participant” ) in accordance with such ParentCo Participant’s pro rata portion thereof (“ParentCo Earnout”), and Manscaped Holdings will issue earnout units in Manscaped Holdings to each holder of Manscaped as of immediately following the Closing (each a “Manscaped Participant”) in accordance with such Manscaped Participant’s pro rata portion thereof (“Manscaped Earnout”). The earnout milestones are as follows: (A) if the closing share price of ParentCo Class A Common Stock equals or exceeds $12.50 per share for any 20 trading days within any consecutive 30-trading day period commencing on or after the 150th day after the date on which the Closing takes place (the “Closing Date”) and ending on or prior to the five-year anniversary of the Closing Date (such period, the “Earnout Period”); (B) if the closing share price of ParentCo Class A Common Stock equals or exceeds $15.00 per share for any 20 trading days within any consecutive 30-trading day period during the Earnout Period; and (C) if the closing share price of ParentCo Class A Common Stock equals or exceeds $17.50 per share for any 20 trading days within any consecutive 30-trading day period during the Earnout Period. The $12.50, $15.00 and $17.50 share price milestones, respectively, shall also be deemed to have been achieved if (1) after the Closing Date and prior to the five-year anniversary of the Closing Date, there is a merger, consolidation, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction with respect to ParentCo and its subsidiaries, taken as a whole, whereby all or substantially all of the holders of the outstanding shares of ParentCo Class A Common Stock have such shares converted, exchanged or otherwise replaced with the right to receive cash, securities or other property (an “Earnout Strategic Transaction”), or a definitive agreement providing therefor has been entered into during such time and such transaction is ultimately consummated, and (2) the per share value of the consideration to be received in such transaction equals or exceeds $12.50, $15.00 or $17.50 per share, respectively. Earnout shares or units in respect of each milestone may be issued and earned only once. A total of 38,270,011 shares of ParentCo Class A Common Stock shall be subject to the earnout, taking into account both the ParentCo Earnout and the Manscaped Earnout (on an as converted to ParentCo Class A Common Stock basis).

On January 10, 2022, the Business Combination Agreement was amended (such amendment, the “BCA Amendment”). The BCA Amendment provides that each of the outstanding Company LLC Units (as defined in the BCA) and the shares issuable pursuant to the applicable earnout milestone will be treated as converted to ParentCo Class A Common Stock, as applicable, issued and to be taken into account in calculating the per share price for purposes of determining whether any earnout milestone has been achieved in connection with an Earnout Strategic Transaction. Additionally, pursuant to the BCA Amendment, the definition of “Earnout Consideration” is amended with respect to each holder of ParentCo Class A Common Stock and each holder of restricted stock units of ParentCo to equal a portion of the available earnout shares or the available earnout restricted stock units, respectively, as determined by the Board of Managers of Manscaped Holdings. The BCA Amendment also removes the definition of “Earnout Pro Rata Portion”. The BCA Amendment also revises the figure in Section 2.4(a) of the BCA to read “22,244,958 Company LLC Units” and amends Section 6.3(a) of the BCA such that, if the registration statement of which this proxy statement/prospectus forms a part is not effective by February 15, 2022, Manscaped shall act in good faith to deliver to BLTS its audited financial statements as of and for the years ended December 31, 2021, as soon as reasonably practicable following such date.

Closing Conditions

The BCA is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the respective stockholders of BLTS and equityholders of Manscaped, (ii) effectiveness of the registration statement of which this proxy statement/prospectus forms a part of, (iii) expiration or termination of the waiting period under the HSR Act,

(iv) receipt of approval for listing on Nasdaq of the shares of ParentCo Class A Common Stock and ParentCo Warrants to be issued in connection with the Business Combination, (v) that BLTS have at least $5,000,001 of net tangible assets upon Closing; (vi) the absence of any injunctions; (vii) the employment agreements with Paul Tran and Kevin Datoo shall remain in full force and effect and neither of Paul Tran and Kevin Datoo have terminated or indicated an interest to terminate their employment with ParentCo following the Closing; and (viii) the Pre-Closing Restructuring (as defined below) shall have been completed in accordance with the terms of the Restructuring Agreement.

Other conditions to Manscaped’s obligations to consummate the Merger include, among others, that as of the Closing, (i) the ParentCo Merger has been completed, and (ii) the amount of cash available in the trust account, after deducting the amount required to satisfy BLTS’s obligations to its stockholder (if any) that exercise their redemption rights pursuant to the BLTS Governing Documents, or the Trust Amount and the PIPE Investment Amount, in the aggregate, is at least equal to $75 million (the “Minimum Available Cash Amount”), provided, that, Sponsor or any of its or its members’ affiliates shall have the right, but not the obligation, prior to the Closing to acquire common stock of ParentCo (on the same terms and conditions as set forth in the Subscription Agreements) and the proceeds of such acquisition shall constitute additional Available Cash (defined below). If the Available Cash (the sum of the Trust Amount and PIPE Investment) is equal to or greater than the Minimum Available Cash Amount, then the Minimum Cash Condition will be deemed to have been satisfied. This condition is for the sole benefit of Manscaped. If such condition is not met, and such condition is not or cannot be waived under the terms of the BCA, then the BCA could terminate and the proposed Business Combination may not be consummated. In addition, pursuant to the BLTS Governing Documents, in no event will BLTS redeem public shares in an amount that would cause ParentCo’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

For further details, see the section titled “BCA Proposal — The BCA.”

Organizational Documents Proposals

If the BCA Proposal is approved, BLTS will ask its stockholders to approve 7 separate proposals (collectively, the “Organizational Documents Proposals”) in connection with the replacement of the BLTS Governing Documents, under the DGCL, with the Proposed Organizational Documents, under the DGCL. BLTS’s board has unanimously approved each of the Organizational Documents Proposals and believes such proposals are necessary to adequately address the needs of ParentCo after the Business Combination. Approval of each of the Organizational Documents Proposals is a condition to the consummation of the Business Combination. A brief summary of each of the Organizational Documents Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Organizational Documents.

(A)    Organizational Documents Proposal A — ParentCo will have 605,000,000 shares of authorized capital stock, which will consist of (i) 500,000,000 shares of ParentCo Class A Common Stock and (ii) 100,000,000 shares of ParentCo Class B Common Stock, and (iii) 5,000,000 shares of preferred stock, as opposed to BLTS having 401,000,000 shares of authorized capital stock, which consists of (i) 380,000,000 shares of BLTS Class A Common Stock and (ii) 20,000,000 shares of Class B Common Stock, par value $0.0001 per share, (“BLTS Class B Common Stock,” and together with BLTS Class A Common Stock, “BLTS Common Stock”) and (iii) 1,000,000 shares of preferred stock;

(B)    Organizational Documents Proposal B — The Proposed Certificate of Incorporation will provide that holders of ParentCo Class A Common Stock are entitled to one (1) vote per share and holders of ParentCo Class B Common Stock are entitled to ten (10) votes per share, as opposed to holders of BLTS Class A Common Stock and BLTS Class B Common Stock are entitled to one vote per share of BLTS Common Stock, pursuant to the BLTS Governing Documents;

(C)    Organizational Documents Proposal C — ParentCo will amend its name to “Manscaped Holdings, Inc.” from “Bright Lights Acquisition Corp.”;

(D)    Organizational Documents Proposal D — ParentCo Board shall consist of not less than three (3) nor more than eleven (11) members, with the exact number initially fixed at seven (7) and adjusted thereafter from time to time by the Board, as opposed to the BLTS Governing Documents which provide that the Board shall be consist of not less than one (1) nor more than fifteen (15) members, with the exact number initially fixed at one (1) and adjusted thereafter from time to time by the Board;

(E)    Organizational Documents Proposal E — The Proposed Certificate of Incorporation does not include any provisions relating to ParentCo’s ongoing existence and the default under the DGCL will make ParentCo’s existence perpetual, as opposed to the BLTS Governing Documents providing that if BLTS does not consummate a business combination (as defined in the BLTS Governing Documents) by January 11, 2023, BLTS will cease all operations except for the purposes of winding up and will redeem the public shares and liquidate BLTS’s trust account;

(F)    Organizational Documents Proposal F — The Proposed Certificate of Incorporation will eliminate various provisions applicable only to blank check companies; and

(G)    Organizational Documents Proposal G — The Proposed Bylaws contain a lock-up provision under which, after the consummation of the Business Combination and subject to certain exceptions, the Sponsor, BLTS’s directors and officers and certain Manscaped Unitholders will be contractually restricted from selling or transferring any of their shares of common stock until the earliest of (i) the date that is 365 days after the closing of the Business Combination, (ii) the closing of a merger, liquidation, stock exchange, reorganization or other similar transaction that results in all of the public stockholders of ParentCo having the right to exchange their shares of ParentCo Class A Common Stock for cash securities or other property, or (iii) the day after the date on which the closing price of the ParentCo Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the closing date of the Business Combination. The Proposed Organizational Documents differ in certain material respects from the BLTS Governing Documents and BLTS encourages stockholders to carefully review the information set out in the section titled “Organizational Documents Proposals” and the full text of the Proposed Organizational Documents of ParentCo.

Director Election Proposal

Assuming the BCA Proposal, each of the Organizational Documents Proposals, the Stock Issuance Proposal, the Equity Incentive Plan Proposal, and the Management Incentive Plan Proposal are approved, BLTS’s stockholders are also being asked to approve the Director Election Proposal. Upon the consummation of the Business Combination, the Board will consist of 7 directors, with 2 additional directors to be appointed prior to Closing. For additional information on the proposed directors, see the section titled “Director Election Proposal.”

Stock Issuance Proposal

Assuming the BCA Proposal, each of the Organizational Documents Proposals, the Director Election Proposal, the Equity Incentive Plan Proposal, and the Management Incentive Plan Proposal are approved, BLTS’s stockholders are also being asked to approve the Stock Issuance Proposal. For additional information, see the section titled “Stock Issuance Proposal.”

Equity Incentive Plan Proposal

Assuming the BCA Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, and the Management Incentive Plan Proposal are approved, BLTS’s stockholders are also being asked to approve the Manscaped Holdings, Inc. 2022 Omnibus Incentive Plan, in order to comply with Nasdaq Listing Rule 5635(c) and the Internal Revenue Code. For additional information, see the section titled “Equity Incentive Plan Proposal.”

Management Incentive Plan Proposal

Assuming the BCA Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, and the Equity Incentive Plan Proposal are approved, BLTS’s stockholders are also being asked to approve the 2022 Management Incentive Plan, in order to comply with Nasdaq Listing Rule 5635(c) and the Internal Revenue Code. For additional information, see the section titled “Management Incentive Plan Proposal.”

Adjournment Proposal

If, based on the tabulated vote, there are not sufficient votes at the time of the Special Meeting to authorize BLTS to consummate the Business Combination (because any of the Condition Precedent Proposals have not been approved (including as a result of the failure of any other cross-conditioned Condition Precedent Proposals to be approved)), BLTS’s board of directors may submit a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies. For additional information, see the section titled “Adjournment Proposal.”

BLTS’s Board of Directors’ Reasons for the Business Combination

BLTS was organized for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

In evaluating the Business Combination, the BLTS board of directors consulted with BLTS’s management and considered a number of factors. In particular, the BLTS board of directors considered, among other things, the following factors, although not weighted or in any order of significance:

•        Manscaped’s Leadership Position in the Men’s Grooming Products Industry.    According to Manscaped, Manscaped has sold over 4 million trimmers, has strong brand awareness, and is a leader in the personal care/groin trimmer market. Unlike other companies in the men’s grooming category, Manscaped has successfully created a product portfolio that includes hard goods (e.g., trimmers) and soft goods (e.g., shampoo, conditioner, body wash, etc.).

•        Manscaped’s Relationships with a Broad, Diverse and Growing Customer Base.    According to Manscaped, Manscaped derives a majority of revenue from its 2.6 million U.S. direct to consumer (“D2C”) customers. According to Manscaped, its D2C customer base is diverse, with 8% of its D2C customers falling in the 18-25 age range, 27% in the 25-35 age range, 26% in the 35-45 age range, 20% in the 45-55 age range, 12% in the 55-65 age range and 8% in the 65+ age range. Within the US, customer are not geographically concentrated. Manscaped’s highest indexing states include Utah, North Dakota, Colorado and New Jersey. Additionally, according to Manscaped, Manscaped saw 1.2 million new customers in 2020, and expects to achieve similar numbers in 2021. Manscaped also has a subscription program that boasts more than 1 million subscribers.

•        Manscaped’s Large Addressable Market.    According to Manscaped, the global men’s grooming market is a $70 billion market. Having sold over 4 million trimmers, Manscaped has reached less than 5% of the U.S. target audience, presenting an immense global market opportunity.

•        Manscaped’s Brand Equity.    The BLTS board of directors believes that Manscaped has strong brand awareness; according to Manscaped, it reached over 40% brand awareness in the US in December 2020. Additionally, Manscaped’s Net Promoter Score is 50, Manscaped maintains its marketing IP in-house, and outpaces other brands in both social media presence and website traffic.

•        Attractive Valuation.    The BLTS board of directors determined that if Manscaped is able to meet its financial projections, then BLTS’s stockholders will have acquired their shares in the combined entity at an attractive valuation, which would increase shareholder value.

•        Manscaped’s Unique Product Offering.    The BLTS board of directors believes that Manscaped’s products are transformative in the men’s grooming products industry, where industry players have traditionally underinvested in products specifically designed for the groin, at least as compared to Manscaped. The BLTS board of directors believes that Manscaped has been at the forefront of the creation of groin-specific men’s grooming products and has successfully built a complete lifestyle brand.

•        Manscaped’s Management’s Capital Stewardship.    Manscaped was able to grow its trailing twelve month revenue from $3 million in Q1 2018 to nearly $300 million in Q3 2021 while only raising $23 million in equity capital.

•        Manscaped’s Growth Strategies, Including Retail Distribution and International Penetration.    According to Manscaped, the total addressable market of U.S. men ages 15+ is 120 million individuals, providing a large number of potential customers in the U.S. alone. Manscaped has a successful track record of launching new products, and, similar to its approach to the groin grooming routine, Manscaped expects to develop additional grooming routines to become an all-encompassing grooming experience. According to Manscaped, with over 60% of international consumers practicing regular groin grooming and only 5% of international consumers currently using a groin-specific trimmer, Manscaped expects to replicate its success in the U.S. on a global scale.

•        Experienced and Proven Management Team.    Manscaped’s CEO, Paul Tran, has extensive experience in personal care and e-commerce businesses, having founded Whiff, Inc., a fragrance company that emphasizes collaboration with a wide variety of brand partners, and IDK, a global Innovation Laboratory. Additionally, Manscaped’s President, Kevin Datoo, previously worked as Chief Operating Officer of Dollar Shave Club for nearly 7 years, and Manscaped’s Chief Financial Officer, Phillip Unthank, has over 20 years of experience in accounting, finance and operations at various companies.

For a more complete description of the BLTS board of directors’ reasons for approving the Business Combination, including other factors and risks considered by the BLTS board of directors, see the section titled “BCA Proposal — BLTS’s Board of Directors’ Reasons for the Business Combination.”

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the BCA. For additional information, see the section titled “BCA Proposal — Related Agreements.”

Sponsor Support Agreement

In connection with the execution of the BCA, BLTS entered into a sponsor support agreement with the Sponsor and each director and officer of BLTS and Manscaped, a copy of which is attached to the accompanying proxy statement/prospectus as Annex B (the “Sponsor Support Agreement”). Pursuant to the Sponsor Support Agreement, the Sponsor and each director and officer of BLTS agreed to, among other things, vote in favor of the BCA and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. Additionally, the Sponsor has also agreed to exchange its 5,630,000 shares of BLTS Class B Common Stock for 5,055,000 shares of BLTS Class A Common Stock, and to subject 1,035,000 of its shares of ParentCo common stock to potential forfeiture to ParentCo for no consideration until the occurrence of certain earnout vesting conditions. For additional information, see the section titled “BCA Proposal — Related Agreements — Sponsor Support Agreement.”

Manscaped Equityholders Support Agreement

In connection with the execution of the BCA, BLTS entered into a support agreement with Manscaped and certain equityholders of Manscaped (the “Requisite Manscaped Unitholders”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex C (the “Manscaped Equityholders Support Agreement”). Pursuant to the Manscaped Equityholders Support Agreement, the Requisite Manscaped Unitholders agreed to, among other things, vote to adopt and approve, upon the effectiveness of the Registration Statement, the BCA and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of the Manscaped Equityholders Support Agreement. For additional information, see the section titled “BCA Proposal — Related Agreements — Manscaped Equityholders Support Agreement.”

Registration Rights Agreement

The BCA contemplates that, at the Closing, ParentCo, the Sponsor, certain of BLTS’s directors and officers and the Major Company Equityholders, will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which ParentCo will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of ParentCo Common Stock and other equity securities of ParentCo that are held by the parties thereto from time to time. For additional information, see the section titled “BCA Proposal — Related Agreements — Registration Rights Agreement.”

Subscription Agreements

In connection with the execution of the BCA, BLTS and ParentCo entered into Subscription Agreements with the PIPE Investors pursuant to which the PIPE Investors, including affiliates and related parties of the Sponsor, agreed to purchase, in the aggregate, approximately 8,153,483 shares of ParentCo Common Stock at $9.20 per share for an aggregate commitment amount of approximately $75,000,000. In the case of Subscription Agreements entered into with entities, the purchase of shares is subject to certain concentration limits. The Subscription Agreement for entities permits PIPE Investors prior to the Closing to reduce the number of PIPE Shares that they are required to purchase at the Closing with shares of ParentCo Class A Common Stock acquired after the date of the Subscription Agreement and not redeemed, shares of ParentCo Class A Common Stock issuable upon warrants acquired after the date of the Subscription Agreement and not transferred, and such that the shares subscribed for do not result in the PIPE Investor exceeding the beneficial ownership limit for ParentCo’s Class A Common Stock that is set forth on such PIPE Investor’s signature page. The obligation of the parties to consummate the purchase and sale of the shares covered by the Subscription Agreement is conditioned upon (i) there not being in force any injunction or order enjoining or prohibiting the issuance and sale of the shares covered by the Subscription Agreement, (ii) there not being any amendment or waiver of the terms of the BCA (including the conditions thereto) in a manner that is materially adverse to the PIPE Investor (in its capacity as such), (iii) solely with respect to the PIPE Investor’s obligation to close, the representations and warranties made by BLTS and ParentCo, and solely with respect to ParentCo’s obligation to close, the representations and warranties made by the PIPE Investor, in each case, in each Subscription Agreement being true and correct in all material respects as of the Closing Date, subject to certain qualifications and (iv) solely with respect to the PIPE Investor’s obligation to close, BLTS and ParentCo having performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing, (v) solely with respect to the PIPE Investor’s obligation to close, and independently and separately from clause (vi) below, and unless waived by a 90% majority in interest of the PIPE Investor and the other PIPE Investors as a group (based on the collective aggregate amounts committed to purchase in the Subscription Agreements), no more than 75% of the shares of BLTS Class A Common Stock eligible for redemption in connection with the Business Combination), shall have been submitted to BLTS for redemption and not withdrawn prior to the Closing, (vi) solely with respect to the obligation to close of a PIPE Investor that (together with its affiliates) is acquiring at least 100,000 shares, and independently and separately from clause (v) above, no more than 85% of the BLTS Class A Common Stock eligible for redemption in connection with the Business Combination, shall have been submitted to BLTS for redemption and not withdrawn prior to the Closing, (vii) solely with respect to the PIPE Investor’s obligation to close, none of BLTS or ParentCo shall have entered into any other Subscription Agreement with a lower per share subscription price or other term (economic or otherwise) more favorable in any material respect to another PIPE Investor than as set forth in the PIPE Investor’s Subscription Agreement, and there shall not have been any amendment, waiver or modification to any other Subscription Agreement that materially benefits any other PIPE Investor unless the PIPE Investor has been offered the same benefit, and (vii) solely with respect to the PIPE Investor’s obligation to close: (A) there has been no default in the performance of the obligations of any other PIPE Investor with respect to the other Subscription Agreements, that represents $10 million or more in aggregate proceeds; and (B) the sum of (x) the net proceeds due from the PIPE Investor under the Subscription Agreement and (y) the net proceeds actually raised from the non-defaulting other PIPE Investors at Closing are no less than $75 million. The closings of the sales of the shares covered by the Subscription Agreements are also conditioned upon the prior or substantially concurrent consummation of the Business Combination. The closings under the Subscription Agreements will occur substantially concurrently with the Closing. For additional information, see the section titled “BCA Proposal — Related Agreements — Subscription Agreements.”

Warrant Amendment

In connection with the execution of the BCA, BLTS, ParentCo and Continental Stock Transfer & Trust Company entered into an Assignment, Assumption and Amendment Agreement (the “Warrant Amendment”), which is attached to the accompanying proxy statement/prospectus as Annex K, pursuant to which the Warrant Agreement was amended, effective as of the Effective Time, to provide for the delivery of “Alternative Issuance” pursuant to Section 4.5 of the Warrant Agreement (in connection with the ParentCo Merger and the transactions contemplated by the BCA) such that BLTS shall assign all of its right, title and interest in and to the Warrant Agreement to ParentCo. The Warrant Amendment also amends the Warrant Agreement such that, among other things, (i) all references to BLTS in the Warrant Agreement (including all exhibits thereto) shall be references to ParentCo; (ii) all references to “Common Stock” in the Warrant Agreement (including all exhibits thereto) shall be references to shares of ParentCo Class A Common Stock and (iii) all references to “Business Combination” in the Warrant Agreement (including all exhibits thereto) shall be references to the transactions contemplated by the BCA, and references to “the completion of its initial Business Combination,” “the completion of the Company’s initial Business Combination” and all variations thereof in the Warrant Agreement (including all exhibits thereto) shall be references to the effective time of the ParentCo Merger. The Warrant Amendment also amends the notice provisions of the Warrant Agreement to contemplate notice to ParentCo under such agreement. For additional information, see the section titled “BCA Proposal -— Related Agreements — Warrant Amendment.”

Amended Manscaped LLC Agreement

The BCA contemplates that, following the Third Effective Time, the Second Manscaped LLC Agreement shall be amended and restated in substantially the form of the Amended Manscaped LLC Agreement, the form of which is attached to the accompanying proxy statement/prospectus as Annex L, which shall be the limited liability company agreement of Manscaped Holdings until thereafter amended as provided therein and under the Delaware Limited Liability Company Act. The Amended Manscaped LLC Agreement will set forth, among other things, the rights and obligations of the members, including the managing member, of Manscaped Holdings. For additional information, see the section titled “BCA Proposal -— Related Agreements — Amended Manscaped LLC Agreement.”

Ownership of ParentCo following Business Combination

As of the date of this proxy statement/prospectus, there are 28,750,000 shares of BLTS Common Stock issued and outstanding, which includes 5,750,000 founder shares held by the Sponsor and related parties and 23,000,000 public shares. As of the date of this proxy statement/prospectus, there are 18,100,000 BLTS Warrants outstanding, which include the 6,600,000 private placement warrants held by the Sponsor and the 11,500,000 public warrants. Each whole warrant entitles the holder thereof to purchase one share of BLTS Class A Common Stock and, following the ParentCo Merger, will entitle the holder thereof to purchase one share of ParentCo Class A Common Stock. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination), the BLTS fully diluted share capital would be 46,850,000.

It is anticipated that, following the Business Combination, (1) BLTS’s public stockholders are expected to own approximately 18.12% of the outstanding ParentCo Common Stock, (2) Manscaped Unitholders (without taking into account any public shares held by Manscaped Unitholders prior to the consummation of the Business Combination) are expected to own approximately 71.38% of the outstanding ParentCo Common Stock, (3) the Sponsor and related parties (including the Sponsor Related PIPE Investors) are expected to collectively own approximately 4.51% of the outstanding ParentCo Common Stock (after the exchange of 5,630,000 shares of BLTS Class B Common Stock for 5,055,000 shares of BLTS Class A Common Stock pursuant to the Sponsor Support Agreement) and (4) the Third Party PIPE Investors are expected to own approximately 5.99% of the outstanding ParentCo Common Stock. These percentages assume (i) that no public stockholders exercise their redemption rights in connection with the Business Combination, (ii) no exercise of the public warrants, (iii) that Sponsor exchanges its 5,630,000 shares of BLTS Class B Common Stock for 5,055,000 shares of BLTS Class A Common Stock pursuant to the Sponsor Support Agreement, (iv) full conversion of the outstanding LLC Units of Manscaped Holdings into ParentCo Class A Common Stock; and (v) that (x) ParentCo issues or reserves for issuance 76,778,705 shares of ParentCo Common Stock to certain Manscaped Unitholders as part of the consideration in connection with the Manscaped, Inc. Merger (but not including 38,270,011 shares of ParentCo Class A Common Stock that may be issued after the Business Combination, to certain stockholders of Manscaped, Inc. prior to the Manscaped, Inc. Merger and certain equityholders of Manscaped Holdings following the Business Combination, upon the achievement of certain milestones as further described herein) and (y) ParentCo issues approximately 8,153,483 shares of ParentCo Common Stock to the PIPE Investors pursuant to the PIPE Investment. If the actual facts are different from these assumptions, the percentage ownership retained by the Company’s existing stockholders in ParentCo will be different.

The following table illustrates varying ownership levels in ParentCo immediately following the consummation of the Business Combination based on the assumptions above.

	Share Ownership in ParentCo
	Pro Forma Combined (Assuming No Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)(1)
	Number of Shares	% Ownership	Number of Shares	% Ownership
Manscaped Unitholders(2)	90,585,735	71.38%	90,585,735	82.60%
BLTS’s public stockholders	23,000,000	18.12%	5,750,000	5.24%
Sponsor & related parties(3)	5,718,479	4.51%	5,718,479	5.22%
Third Party PIPE Investors	7,610,004	5.99%	7,610,004	6.94%
Total	126,914,218	100.0%	109,664,218	100.0%

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(1)      Assumes that 17,250,000 public shares are redeemed at approximately $10.00 per share based on trust account figures as of September 30, 2021 (the closing of the PIPE Investment is conditioned on, among other things, that no more than 75% of the BLTS Class A Common Stock eligible for redemption, based upon not only the terms of BLTS’s certificate of incorporation but also any contractual arrangements between a holder of BLTS common shares and BLTS, shall have been submitted to BLTS for redemption and not withdrawn prior to the Closing).

(2)      Includes an estimated 22,244,958 shares of ParentCo Class A Common Stock and 1,605,855 restricted stock units of ParentCo expected to be issued to Manscaped Unitholders in connection with the Manscaped, Inc. Merger as well as 66,734,922 LLC Units of Manscaped Holdings, LLC which are exchangeable for ParentCo Class A Common Stock.

(3)      Includes 543,479 shares subscribed for by the Sponsor Related PIPE Investors and 5,175,000 shares beneficially owned by the directors and officers of BLTS after taking into account the exchange of 5,630,000 shares of BLTS Class B Common Stock for 5,055,000 shares of BLTS Class A Common Stock pursuant to the Sponsor Support Agreement.

For further details, see the section titled “BCA Proposal — The BCA — Consideration — Aggregate Merger Consideration.”

Date, Time and Place of Special Meeting of BLTS’s Stockholders

The Special Meeting of the stockholders of BLTS will be held at            , Pacific Time, on            , 2022, at            , to consider and vote upon the proposals to be put to the Special Meeting, including if necessary, the Adjournment Proposal, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, each of the Condition Precedent Proposals have not been approved.

Voting Power; Record Date

BLTS stockholders will be entitled to vote or direct votes to be cast at the Special Meeting if they owned Common Stock at the close of business on            , 2022, which is the “record date” for the Special Meeting. Stockholders will have one vote for each share of BLTS Common Stock owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. BLTS Warrants do not have voting rights. As of the close of business on the record date, there were 28,750,000 Common Stock issued and outstanding, of which 23,000,000 were issued and outstanding public shares.

Quorum and Vote of BLTS Stockholders

A quorum of BLTS stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if the holders of a majority of the issued and outstanding shares of capital stock of BLTS entitled to vote at the Special Meeting are represented in person or by proxy. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Special Meeting. As of the record date for the Special Meeting, 14,375,001 Common Stock would be required to achieve a quorum.

The Sponsor and each director and officer of BLTS have agreed to vote all of their founder shares and any other public shares held by them in favor of the proposals being presented at the Special Meeting. As of the date of this proxy statement/prospectus, the Sponsor and BLTS’s directors and officers own 20.0% of the issued and outstanding shares of BLTS Common Stock.

The proposals presented at the Special Meeting require the following votes:

•        BCA Proposal:    The BCA Proposal requires the affirmative vote of the majority of the issued and outstanding shares of BLTS Common Stock.

•        Organizational Documents Proposals:    (i) the separate approval of each of the Organizational Documents Proposals requires the affirmative vote of the majority of the issued and outstanding shares of BLTS Common Stock; and (ii) Organizational Documents Proposal A (Changes in Share Capital) and Organizational Documents Proposal B (Changes in Voting Power) require the affirmative vote of the holders of at least a majority of the outstanding shares of BLTS Class B Common Stock and at least a majority of the outstanding shares of BLTS Class A Common Stock, in each case voting separately as a single class.

•        Director Election Proposal:    The directors subject to the Director Election Proposal will be elected by an affirmative vote of the majority of the issued and outstanding shares of BLTS Common Stock voting together as a single class present by virtual attendance or represented by proxy and entitled to vote at the Special Meeting.

•        Stock Issuance Proposal:    The Stock Issuance Proposal requires the affirmative vote of the majority of the issued and outstanding BLTS Common Stock voting together as a single class present by virtual attendance or represented by proxy and entitled to vote at the Special Meeting.

•        Equity Incentive Plan Proposal:    The Equity Incentive Plan Proposal requires the affirmative vote of the majority of the issued and outstanding shares of BLTS Common Stock voting together as a single class present in person by virtual attendance or represented by proxy and entitled to vote at the Special Meeting.

•        Management Incentive Plan Proposal:    The Management Incentive Plan Proposal requires the affirmative vote of the majority of the issued and outstanding shares of BLTS Common Stock voting together as a single class present in person by virtual attendance or represented by proxy and entitled to vote at the Special Meeting.

•        Adjournment Proposal:    The Adjournment Proposal requires the affirmative vote of the majority of the issued and outstanding shares of BLTS Common Stock voting together as a single class present in person by virtual attendance or represented by proxy and entitled to vote at the Special Meeting.

Redemption Rights

Pursuant to the BLTS Governing Documents, a public stockholder may request of BLTS that ParentCo redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

•        hold public shares or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

•        submit a written request to Continental, BLTS’s transfer agent, that ParentCo redeem all or a portion of your public shares for cash; and

•        deliver your public shares to Continental, BLTS’s transfer agent, electronically through DTC.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Pacific Time, on            , 2022 (two business days before the Special Meeting) in order for their shares to be redeemed.

Holders of units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares.    If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental, BLTS’s transfer agent, directly and instruct them to do so. Public stockholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the BCA Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public stockholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, BLTS’s transfer agent, ParentCo will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of September 30, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public stockholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the ParentCo Merger and, accordingly, it is shares of ParentCo Common Stock that will be redeemed immediately after consummation of the Business Combination. See the section titled “Special Meeting of BLTS — Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, if we seek stockholder approval of the Business Combination and we do not conduct redemptions in connection with the Business Combination pursuant to the tender offer rules, a public stockholder, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 20% of the public shares without the prior consent of BLTS. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the public shares, then any such shares in excess of that 20% limit would not be redeemed for cash without the prior consent of BLTS.

Pursuant to the Letter Agreement, dated as of January 6, 2021, by and among BLTS, the Sponsor and each of the executive officers and directors of BLTS, the Sponsor and directors and officers of BLTS agreed, for no consideration at the time of the IPO, to waive their redemption rights with respect to all of the Founder Shares and any public shares held by them.

The Sponsor and each director and officer of BLTS have agreed to vote in favor of the Business Combination, regardless of how our public stockholders vote. Unlike some other blank check companies in which the initial stockholders agree to vote their shares in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination, the Sponsor and each director and officer of BLTS have agreed to, among other things, vote in favor of the BCA and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, the Sponsor and BLTS’s directors and officers own 20.0% of the issued and outstanding Common Stock.

Holders of the warrants will not have redemption rights with respect to the warrants.

Appraisal Rights

Neither BLTS stockholders nor BLTS warrant holders have appraisal rights in connection with the Business Combination or the ParentCo Merger under the DGCL or under the DGCL.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. BLTS has engaged Morrow Sodali LLC to assist in the solicitation of proxies.

If a stockholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the Special Meeting. A stockholder also may change its vote by submitting a later-dated proxy as described in the section titled “Special Meeting of BLTS — Revoking Your Proxy.”

Interests of BLTS’s Directors and Executive Officers in the Business Combination

When you consider the recommendation of BLTS’s board of directors in favor of approval of the BCA Proposal, you should keep in mind that the Sponsor and BLTS’s directors and executive officers have interests in such proposal that are different from, or in addition to, those of BLTS stockholders and warrant holders generally. These interests include, among other things, the interests listed below:

•        Prior to BLTS’s initial public offering, the Sponsor purchased 5,750,000 shares of BLTS Class B Common Stock for an aggregate purchase price of $25,000, or approximately $0.004 per share, and transferred an aggregate of 120,000 of such shares to Ciara Wilson, Peter Guber, Mark Shapiro, and Selena Kalvaria,

at their original per-share purchase price. If BLTS does not consummate a business combination by January 11, 2023 (or if such date is extended at a duly called extraordinary general meeting, such later date), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. In such event, the 5,750,000 shares of BLTS Class B Common Stock collectively owned by the Sponsor and BLTS’s directors and officers would be worthless because following the redemption of the public shares, BLTS would likely have few, if any, net assets and because the Sponsor and BLTS’s directors and officers have agreed to waive their respective rights to liquidating distributions from the trust account in respect of any shares of BLTS Class B Common Stock held by it or them, as applicable, if BLTS fails to complete a business combination within the required period (although they will be entitled to liquidating distributions from the trust account with respect to any shares of BLTS Class A Common Stock they hold if BLTS fails to complete its initial business combination within the prescribed time frame. Additionally, in such event, the 6,600,000 private placement warrants purchased by the Sponsor simultaneously with the consummation of BLTS’s initial public offering for an aggregate purchase price of $6.6 million, will also expire worthless. Certain of BLTS’s directors and executive officers, including Michael Mahan, Hahn Lee and Allen Shapiro also have an indirect economic interest in such private placement warrants and in the 5,630,000 shares of BLTS Class B Common Stock owned by the Sponsor. The 5,175,000 shares of ParentCo Common Stock into which the 5,175,000 shares of BLTS Class B Common Stock collectively held by the Sponsor and certain of BLTS’s directors and officers, will automatically convert in connection with the Merger (including after giving effect to the ParentCo Merger and after taking into account Sponsor’s exchange of 5,630,000 outstanding shares of BLTS Class B Common Stock for 5,055,000 shares of BLTS Class A Common Stock), if unrestricted and freely tradable, would have had an aggregate market value of $51.2 million based upon the closing price of $9.89 per public share on Nasdaq on January 5, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given that such shares of ParentCo Common Stock will be subject to certain restrictions, including those described above, BLTS believes such shares have less value. The 6,600,000 ParentCo Warrants into which the 6,600,000 private placement warrants held by the Sponsor will automatically convert in connection with the Merger (including after giving effect to the ParentCo Merger), if unrestricted and freely tradable, would have had an aggregate market value of $5.0 million based upon the closing price of $0.75 per public warrant on Nasdaq on January 5, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus.

•        The Sponsor will benefit from the completion of the Business Combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to BLTS stockholders rather than liquidate.

•        Given the differential in purchase price that the Sponsor paid for the Founder Shares as compared to the price of the units sold in BLTS’s initial public offering and the substantial number of shares of ParentCo Common Stock that the Sponsor will receive upon conversion of the Founder Shares in connection with the Business Combination, the Sponsor and its affiliates may realize a positive rate of return on such investments even if other stockholders of BLTS experience a negative rate of return following the Business Combination.

•        The Sponsor and its affiliates are active investors across a number of different investment platforms, which BLTS and the Sponsor believe improved the volume and quality of opportunities that were available to BLTS. However, it also creates potential conflicts and the need to allocate investment opportunities across multiple investment vehicles. In order to provide the Sponsor with the flexibility to evaluate opportunities across these platforms, the BLTS Governing Documents provide that BLTS renounces its interest in any corporate opportunity offered to any director or officer of BLTS which may be an opportunity for such director, on the one hand, or BLTS, on the other. This waiver allows the Sponsor and its affiliates to allocate opportunities based on a combination of the objectives and fundraising needs of the target, as well as the investment objectives of the investment vehicle. BLTS does not believe that the waiver of the corporate opportunities doctrine otherwise had a material impact on its search for an acquisition target.

•        The Sponsor (including its representatives and affiliates) and BLTS’s directors and officers, may in the future become, affiliated with entities that are engaged in a similar business to BLTS. The Sponsor and BLTS’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to BLTS completing its initial business combination (assuming BLTS has entered into the BCA). Moreover, certain of BLTS’s directors and officers have time and attention requirements for investment funds of which affiliates of the Sponsor are the investment managers. BLTS’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to BLTS, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in BLTS’s favor and such potential business opportunities may be presented to other entities prior to their presentation to BLTS, subject to applicable fiduciary duties under Delaware law. BLTS Governing Documents provide that BLTS renounces its interest in any corporate opportunity offered to any director or officer of BLTS which may be an opportunity for such director, on the one hand, or BLTS, on the other.

•        BLTS’s existing directors and officers will be eligible for continued indemnification and continued coverage under BLTS’s directors’ and officers’ liability insurance after the Merger and pursuant to the BCA.

•        In the event that BLTS fails to consummate a business combination within the prescribed time frame (pursuant to the BLTS Governing Documents), or upon the exercise of a redemption right in connection with the Business Combination, BLTS will be required to provide for payment of claims of creditors that were not waived that may be brought against BLTS within the ten years following such redemption. In order to protect the amounts held in BLTS’s trust account, the Sponsor has agreed that it will be liable to BLTS if and to the extent any claims by a third party (other than BLTS’s independent auditors) for services rendered or products sold to BLTS, or a prospective target business with which BLTS has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case, net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under the indemnity of the underwriters of BLTS’s IPO against certain liabilities, including liabilities under the Securities Act.

•        In order to finance transaction costs in connection with BLTS’s initial business combination (including any amounts which are currently outstanding), the Sponsor or an affiliate of the Sponsor, or certain of BLTS’s officers and directors may, but are not obligated to, loan funds to BLTS as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes that would each become due and payable in full, without interest, upon completion of BLTS’s initial business combination, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon completion of a business combination into warrants at a price of $1.00 per warrant. Such warrants would be identical to BLTS’s private placement warrants. In the event that BLTS does not complete its initial business combination within the prescribed time frame, BLTS may use a portion of its working capital held outside of its trust account to repay any Working Capital Loans made to BLTS, but no proceeds held in the trust account would be used to repay such Working Capital Loans, and the applicable related party lender or lenders may not be able to recover the value it or they have loaned to BLTS pursuant to such Working Capital Loans.

•        Pursuant to the Registration Rights Agreement, the Sponsor, certain of BLTS’s directors and officers and the Major Company Equityholders will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of ParentCo Common Stock and warrants held by such parties following the consummation of the Business Combination.

The Sponsor and each director and officer of BLTS have agreed to vote in favor of the Business Combination, regardless of how our public stockholders vote. Unlike some other blank check companies in which the initial stockholders agree to vote their shares in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination, the Sponsor and each director and officer of BLTS have agreed to, among other things, vote in favor of the BCA and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, the Sponsor and BLTS’s directors and officers own 20.0% of the issued and outstanding Common Stock.

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing equityholders of Manscaped or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future, or (iii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Condition Precedent Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of BLTS’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the existing equityholders of Manscaped or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the BLTS Common Stock, represented in person or by proxy and entitled to vote at the Special Meeting, vote in favor of the Transaction Proposals, (2) satisfaction of the Minimum Cash Condition, (3) otherwise limiting the number of public shares electing to redeem and (4) BLTS’s net tangible assets (as determined in accordance with Rule 3a51(g)(1) of the Exchange Act) being at least $5,000,001.

Entering into any such arrangements may have a depressive effect on the Common Stock (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. BLTS will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the Special Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The existence of financial and personal interests of one or more of BLTS’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BLTS and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, BLTS’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section titled “BCA Proposal — Interests of BLTS’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Interests of Manscaped’s Directors and Executive Officers in the Business Combination

When you consider the recommendation of BLTS’s board of directors in favor of approval of the BCA Proposal, you should keep in mind that Manscaped’s directors and executive officers may have interests in such proposal that are different from, or in addition to, those of BLTS stockholders and warrant holders generally. These interests include, among other things, the interests listed below:

•        Paul Tran has an employment agreement with Manscaped, Inc. whereby he receives a base salary of $480,000. His employment arrangement is at-will, however, he would be entitled to 12 months severance in the event he were terminated without cause. His employment agreement additionally contemplates grants of LTIP Units as described below. Certain incentive units of Manscaped Holdings, LLC previously granted to Paul Tran will be subject to accelerated vesting due to the consummation of the Business Combination.

•        Kevin Datoo has an employment agreement with Manscaped, Inc. whereby he receives a base salary of $450,000. His employment arrangement is at-will, however, he would be entitled to 12 months severance in the event he were terminated without cause. His employment agreement additionally contemplates grants of LTIP Units as described below.

•        As soon as reasonably practicable following the consummation of the Business Combination, and in order to incentivize future employee performance and retention, Manscaped expects to make grants to Paul Tran and Kevin Datoo of LTIP Units of Manscaped Holdings under the 2022 Management Incentive Plan.

The number of LTIP Units that are expected to be granted to Paul Tran is an amount equivalent to 12.5% of the post-transaction outstanding shares of Class A Common Stock of ParentCo (on a fully diluted and as converted basis and inclusive of the shares reserved under the 2022 Incentive Plan) as of the Closing. These LTIP Units are expected to be earned upon satisfaction of certain market capitalization milestones and to vest in installments over a period of three to ten years, as follows: (i) LTIP Units earned prior to the third anniversary of the grant date are expected to vest in two equal installments on the third and fourth anniversaries of the grant date; and (ii) LTIP Units earned after the third anniversary of the grant date are expected to vest in three equal installments upon achievement of the applicable market capitalization milestone and one-third on each of the first and second anniversaries of the grant date that follow the date the particular market capitalization milestone is achieved (with full vesting of any earned, but unvested LTIP Units on the tenth anniversary of the grant date).

The number of LTIP Units that are expected to be granted to Kevin Datoo is an amount equivalent to 2.4% of the post-transaction outstanding shares of Class A Common Stock of ParentCo (on a fully diluted and as converted basis and inclusive of the shares reserved under the 2022 Incentive Plan) as of the Closing (as defined in the Business Combination Agreement). These LTIP Units are expected to be earned upon satisfaction of certain market capitalization milestones and to vest in installments over a period of five to ten years, as follows: (i) LTIP Units earned prior to the fifth anniversary of the grant date are expected to vest in three equal installments on the fifth, sixth, and seventh anniversaries of the grant date; and (ii) LTIP Units earned after the fifth anniversary of the grant date are expected to vest in three equal installments upon achievement of the applicable market capitalization milestone and one-third on each of the first and second anniversaries of the grant date that follow the date the particular market capitalization milestone is achieved (with full vesting of any earned, but unvested LTIP Units on the tenth anniversary of the grant date).

The LTIP Unit grants to Paul Tran and Kevin Datoo are expected to be subject to the following terms (i) an LTIP Unit that is both earned and vested will automatically convert into an LLC Unit pursuant to the Amended Manscaped LLC Agreement which in turn may be converted into Class A Common Stock of ParentCo Common Stock; (ii) vesting of earned LTIP Units will accelerate in the event of a termination without cause, termination for good reason, death, disability and certain change in control events, as such terms are defined in the 2022 Management Incentive Plan; and (iii) upon termination for cause or voluntary termination without good reason, LTIP Units that are not both earned and vested will be forfeited.

For additional information about the 2022 Management Incentive Plan, see the section entitled “Management Incentive Plan Proposal” in this proxy statement/prospectus.

Recommendation to Stockholders of BLTS

BLTS’s board of directors believes that the BCA Proposal and the other proposals to be presented at the Special Meeting are in the best interest of BLTS’s stockholders and unanimously recommends that its stockholders vote “FOR” the BCA Proposal, “FOR” the Stock Issuance Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the Management Incentive Plan Proposal, and “FOR” the Adjournment Proposal, in each case, if presented to the Special Meeting.

The existence of financial and personal interests of one or more of BLTS’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BLTS and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, BLTS’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section titled “BCA Proposal — Interests of BLTS’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the Business Combination. These figures assume (i) that no public stockholders exercise their redemption rights in connection with the Business Combination or our extension proposal and (ii) that ParentCo issues or reserves for issuance 60,514,998 shares of ParentCo Class A Common Stock and 54,533,747 shares of ParentCo Class B Common Stock to the Manscaped Unitholders as part of the Manscaped, Inc. Merger Consideration pursuant to the BCA. If the actual facts are different from these assumptions, the below figures will be different.

Sources		Uses
($ in millions)
Cash and investments held in trust account(1)	$230.0	Cash to balance sheet(3)	$235.0
Issuance of Shares(5)(6)	890.0	Stock Consideration to Target	890.0
PIPE Investment(2)	75.0	Transaction Expenses(4)	35.0
		Repayment of Indebtedness	35.0
Total sources	$1,195.0	Total uses	$1,195.0

____________

(1)      Calculated as of September 30, 2021.

(2)      Shares issued in the PIPE Investment are issued at $9.20 per share.

(3)      Assumes no redemption by BLTS existing shareholders. Note that if we assume redemptions of 17,250,000 BLTS Class A Common Stock in connection with the Business Combination at approximately $10.00 per share based on trust account figures as of September 30, 2021, which is the maximum redemptions scenario described under the section titled “Unaudited Pro Forma Condensed Combined Financial Information,” we expect to satisfy the Minimum Available Cash Amount required to consummate the Business Combination of at least $75 million, after giving effect to the PIPE Investment and before giving effect to the payment of the estimated transaction costs of $35 million, including BLTS’s deferred underwriting commissions from its IPO, incurred in connection with the Business Combination.

(4)      Includes deferred underwriting commission of $7.57 million and estimated transaction expenses.

(5)      Assumes no redemptions by BLTS existing shareholders. Pro forma share count does not include warrants (consisting of Bright Lights public warrants and private placement warrants) expected to be outstanding at closing. Pro forma share count also does not include earnout shares.

(6)      Shares issued are a combination of shares issued in exchange for shares of Manscaped, Inc. and shares that are convertible in exchange for Manscaped Holdings Units.

U.S. Federal Income Tax Considerations

For a discussion summarizing the U.S. federal income tax considerations of the ParentCo Merger and exercise of redemption rights, please see the section titled “U.S. Federal Income Tax Considerations.”

Expected Accounting Treatment

The ParentCo Merger

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of BLTS as a result of the ParentCo Merger. The business, capitalization, assets and liabilities and financial statements of ParentCo immediately following the ParentCo Merger will be the same as those of BLTS immediately prior to the ParentCo Merger.

The Business Combination

The Business Combination is expected to be accounted for in accordance with ASC 805, Business Combinations, using the acquisition method of accounting, with ParentCo expected to be considered the acquirer and Manscaped Holdings considered the acquiree. For accounting purposes, the acquirer is the entity that obtains control of the other entity. The determination of whether control has been obtained starts with an evaluation of whether the entities involved are variable interest entities or voting interest entities in accordance with ASC 810, Consolidations. As defined by GAAP, if the acquiree is a variable interest entity, the primary beneficiary is the accounting acquirer. Manscaped

Holdings is expected to meet the definition of a variable interest entity and ParentCo (through Intermediate Holdco) is expected to be determined the primary beneficiary as a result of the proposed transaction. Upon the consummation of the Business Combination, the identifiable assets and liabilities of Manscaped Holdings will be recognized at fair value, and any consideration in excess of the fair value of the net assets acquired (including identifiable intangible assets) will be recognized as goodwill. See the subsection titled “BCA Proposal — The BCA — Expected Accounting Treatment of the Business Combination.”

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the two filings of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. On December 23, 2021, BLTS and Manscaped filed the required forms under the HSR Act with respect to the Business Combination with the Antitrust Division and the FTC and requested early termination.

At any time before or after consummation of the Business Combination, notwithstanding termination of the respective waiting periods under the HSR Act, the Department of Justice or the FTC, or any state or foreign governmental authority could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. BLTS cannot assure you that the Antitrust Division, the FTC, any state attorney general or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, BLTS cannot assure you as to its result.

None of BLTS nor Manscaped are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Emerging Growth Company

BLTS is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and for so long as it remains an emerging growth company it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to,

•        not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•        reduced disclosure obligations regarding executive compensation in BLTS’s periodic reports, proxy statements, and registration statements;

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved; and

•        an extended transition period for complying with new or revised accounting standards by allowing an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act.

We have elected to take advantage of certain of the reduced disclosure obligations in this proxy statement/prospectus and may elect to take advantage of other reduced reporting requirements in future filings and reports. Accordingly, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

We have also elected under the JOBS Act to use the extended transition period for complying with new or revised accounting standards. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of BLTS’s initial public offering. If certain events occur prior to the end of such five-year period, including if (i) we become a “large accelerated filer” which means at least $700.0 million of equity securities are held by non-affiliates; (ii) our annual gross revenue exceeds $1.07 billion; or (iii) we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

Smaller Reporting Company

BLTS is also a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We will remain a smaller reporting company and may take advantage of certain scaled disclosures available to smaller reporting companies for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our equity securities held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Summary Risk Factors

In evaluating the proposals to be presented at the BLTS extraordinary general meeting, a stockholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section titled “Risk Factors.” Below are some of these risks, any one of which could adversely affect the business, financial condition, results of operations, and prospects of BLTS, ParentCo or Manscaped.

•        The Sponsor and each of BLTS’s officers and directors have agreed to vote in favor of the Business Combination, regardless of how BLTS’s public stockholders vote.

•        Neither the BLTS board of directors nor any committee thereof obtained a third-party valuation in determining whether or not to pursue the Business Combination.

•        Since the Sponsor and the members of BLTS’s management team have interests that are different, or in addition to (and which may conflict with), the interests of BLTS’s stockholders, a conflict of interest may have existed in determining whether the Business Combination is appropriate as BLTS’s initial business combination. Such interests include that the Sponsor will lose its entire investment in BLTS if a business combination is not completed by January 11, 2023 (or a later date approved by BLTS’s stockholders in accordance with the Existing Charter).

•        The exercise of the BLTS board of directors’ discretion in agreeing to changes or waivers in the terms of the Business Combination Agreement and related agreements, including closing conditions, may result in a conflict of interest when determining whether such changes to the terms or waivers of conditions are appropriate and in BLTS’s stockholders’ best interest.

•        Subsequent to the consummation of the Business Combination, ParentCo may be exposed to unknown or contingent liabilities and may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on ParentCo’s financial condition, results of operations and the price of its securities, which could cause you to lose some or all of your investment.

•        The historical financial results of Manscaped and unaudited pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what Manscaped’s actual financial position or results of operations would have been if it were a public company.

•        The BCA contains a minimum cash requirement for BLTS. This requirement may make it more difficult for BLTS to complete the Business Combination as contemplated.

•        The Sponsor, the existing equityholders of Manscaped or BLTS’s or their respective directors, officers, advisors or respective affiliates may elect to purchase shares or warrants from public stockholders prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of BLTS’s securities.

•        If third parties bring claims against BLTS, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by holders of BLTS Class A Common Stock may be less than $10.00 per share.

•        BLTS’s stockholders may be held liable for claims by third parties against BLTS to the extent of distributions received by them upon redemption of their shares.

•        Public stockholders who wish to redeem their public shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the Trust Account.

•        If a stockholder of BLTS or a “group” of stockholders of which such stockholder is a part is deemed to hold an aggregate of more than 20% of the public shares, such stockholder (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 20% of the public shares.

•        There is no guarantee that a stockholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the stockholder in a better future economic position.

•        If BLTS is not able to complete the Business Combination by January 11, 2023 (or a later date approved by BLTS’s stockholders in accordance with the Existing Charter) nor able to complete another initial business combination by such date, BLTS would cease all operations except for the purpose of winding up and it would redeem its public shares and liquidate, in which case BLTS’s public stockholders may receive only $10.00 per share, or less than such amount in certain circumstances, and BLTS’s warrants will expire worthless.

•        The COVID-19 pandemic has had and may continue to have, and other public health crises or epidemics could in the future have, a material adverse impact on our business, operations, financial condition, liquidity and results of operations.

•        Reductions in discretionary consumer spending, including as a result of global and regional economic downturns, could have an adverse effect on our business, financial condition and results of operations.

•        If we do not effectively maintain and further develop our relationships with retail customers and distributors, our business, financial condition and results of operations could be harmed. If our retailers and distributors fail to promote our products and services actively and effectively, or if they implement operational decisions that are inconsistent with our interests, our future growth and results of operations may suffer.

•        We were dependent on one retailer for approximately 83% of our retail sales in 2020. If our relationship with that particular retailer is harmed, it could have an adverse effect on our business, financial condition and results of operations.

•        We depend upon third-party manufacturers, and if our relationship with any of them is harmed or if they encounter difficulties in their manufacturing processes, we could experience product defects, production delays, unplanned costs or higher product costs, or the inability to fulfill orders on a timely basis, any of which could adversely affect our business, financial condition and results of operations.

•        Damage to our brand reputation could have a material adverse effect on our business, financial condition and results of operations.

•        We have limited operating results and our operating results may fluctuate from quarter to quarter and year to year due to the seasonality of our business and the timing of new product releases.

•        We are subject to risks from unanticipated business disruptions.

•        Our success is critically dependent on the efforts and dedication of our officers and other employees, and the loss of one or more key employees, or our inability to attract and retain qualified personnel could adversely affect our business.

•        A failure to comply with laws and regulations relating to privacy and the protection of data, both domestic and international, relating to individuals and certain audiences may result in negative publicity, claims, investigations and litigation, and adversely affect our financial performance.

•        We could be subject to future product liability suits or product recalls which could have a significant adverse effect on our business, financial condition and results of operations.

•        Our success and ability to maintain and grow our business depend on our ability to execute our business strategy, along with a number of factors which are outside of our control.

•        We cannot assure you that we will be able to design and develop products that will be popular with consumers, or that we will be able to maintain the popularity of successful products. A sustained decline in demand for our products could adversely impact our business, financial condition and results of operations.

•        Our industry is intensely competitive and subject to rapid changes, including technological changes, which may materially and adversely affect our revenues and profitability. If we are unable to compete effectively with existing or new competitors, our sales, market share and profitability could decline.

•        Our businesses are subject to risks associated with doing business outside of the United States.

•        Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen.

•        Failure to adequately protect the confidentiality of our trade secrets, know-how, proprietary applications, business processes and other proprietary information could adversely affect the value of our technology and products.

•        Our indebtedness could adversely affect our financial health and competitive position.

•        Our strategy to grow international sales may also increase our marketing spend. Our failure to obtain new consumers or manage unique challenges in new international markets could have an adverse effect on our business, financial condition, results of operations and prospects.

•        Manscaped’s principal stockholders will control a significant percentage of ParentCo’s voting power and will be able to exert significant control over the direction of ParentCo’s business.

The summary risk factors described above should be read together with the text of the full risk factors in the section titled “Risk Factors” and the other information set forth in this proxy statement/prospectus. The risks summarized above or described in full under the section titled “Risk Factors” are not the only risks that we face. Additional risks and uncertainties not precisely known to us, or that we currently deem to be immaterial may also harm our business, financial condition, results of operations and future growth prospects.

Selected Historical Financial Information Of BLTS

The selected historical statement of operations data of BLTS for the period from September 15, 2020 (inception), through December 31, 2020, are derived from BLTS’s audited financial statements included elsewhere in this proxy statement/prospectus. The selected historical condensed balance sheet data as of September 30, 2021, are derived from BLTS’s unaudited condensed financial statements included elsewhere in this proxy statement/prospectus. The selected historical condensed statements of operations data of BLTS for the nine months ended September 30, 2021, are derived from BLTS’s unaudited condensed financial statements included elsewhere in this proxy statement/prospectus. The unaudited interim condensed financial data set forth below have been prepared on the same basis as our audited financial statements and, in the opinion of BLTS’s management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of such data.

BLTS’s historical results are not necessarily indicative of the results that may be expected in the future and BLTS’s results for the nine months ended September 30, 2021 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2021 or any other period. You should read the following selected historical financial data together with the sections entitled “BLTS’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and accompanying notes included elsewhere in this proxy statement/prospectus.

STATEMENT OF OPERATIONS
FOR THE PERIOD FROM SEPTEMBER 15, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

Formation and operating costs	$4,251
Net Loss	$(4,251)
Weighted average shares outstanding, basic and diluted(1)	5,000,000
Basic and diluted net loss per common shares	$(0.00)

____________

(1)      Excluded an aggregate of up to 750,000 shares of Class B common stock that were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option was exercised (see Note 5).

CONDENSED BALANCE SHEETS

September 30, 2021
(Unaudited)
ASSETS
Current assets
Cash	$229,867
Prepaid expenses	512,001
Total Current Assets	741,868

Deferred offering costs	—
Marketable securities held in Trust Account	230,010,063
TOTAL ASSETS	$230,751,931

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Accrued expenses	$3,162,138
Accrued offering costs	—
Promissory note – related party	—
Total Current Liabilities	3,162,138

Deferred underwriting fee payable	7,568,750
Warrant liabilities	17,376,000
Total Liabilities	28,106,888

Commitments and Contingencies
Class A common stock, $0.0001 par value; 380,000,000 shares authorized; 23,000,000 and no shares subject to possible redemption at redemption value at September 30, 2021 and December 31, 2020, respectively	230,000,000

Stockholders’ (Deficit) Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 5,750,000 shares issued and outstanding at September 30, 2021 and December 31, 2020	575
Additional paid-in capital	—
Accumulated deficit	(27,355,532)
Total Stockholders’ (Deficit) Equity	(27,354,957)
TOTAL LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY	$230,751,931

CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)

Nine Months Ended September 30, 2021
Operating and formation costs	$4,308,085
Loss from operations	(4,308,085)

Other income (expense):
Interest earned on investments held in Trust Account	10,063
Change in fair value of warrant liabilities	5,430,000
Transaction costs associated with the Initial Public Offering	(788,627)
Loss on initial issuance of Private Placement Warrants	(1,716,000)
Total other (expense) income, net	2,935,436
Net loss	$(1,372,649)

Weighted average shares outstanding of Class A common stock	22,073,260
Basic and diluted net loss per share, Class A	$(0.05)
Weighted average shares outstanding of Class B common stock	5,719,780
Basic and diluted net loss per share, Class B	$(0.05)

Selected HistoricaL CONSOLIDATED Financial AND OPERATING DATA Of Manscaped

The following selected financial data is only a summary of Manscaped’s consolidated financial statements and should be read in conjunction with Manscaped’s consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Manscaped” contained elsewhere in this proxy statement/prospectus. Manscaped’s historical results are not necessarily indicative of future results, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. The following selected consolidated statement of operations data for nine months ended September 30, 2021 and September 30, 2020, and fiscal years ended December 31, 2020 and December 31, 2019, and the following selected consolidated balance sheets data as of September 30, 2021, December 31, 2020 and December 31, 2019 have been derived from Manscaped’s consolidated financial statements included elsewhere in this proxy statement/prospectus.

Consolidated Statements of Operations

(in thousands, except for per unit data)	Fiscal Year Ended December 31, 2020	Fiscal Year Ended December 31, 2019	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020
Net sales	$210,659	$65,048	$212,301	$138,113
Gross profit	105,271	38,116	106,696	68,704
Loss from operations	(52,235)	(19,881)	(259,455)	(37,879)
Net loss	(54,177)	(21,360)	(263,224)	(38,788)
Net loss attributable to common unit holders	(56,308)	(21,360)	(263,224)	(40,919)
Net loss per unit – basic and diluted	$(8.80)	$(3.34)	$(41.13)	$(6.39)

Consolidated Balance Sheets

(in thousands)	As of December 31, 2020	As of December 31, 2019	As of September 30, 2021
Total current assets	77,318	14,985	86,128
Total non-current assets	1,569	159	4,742
Total assets	78,887	15,144	90,870
Total current liabilities	34,919	12,752	45,872
Total non-current liabilities	77,844	23,953	331,981
Total liabilities	112,763	36,705	377,853
Total mezzanine equity	40,937	—	40,937
Total members’ deficit	(74,813)	(21,561)	(327,920)
Total liabilities, mezzanine equity and members’ deficit	78,887	15,144	90,870

Selected Unaudited Pro Forma Condensed Combined Financial Information

The selected unaudited pro forma condensed combined financial information (the “Selected Pro Forma Information”) gives effect to the Business Combination and the other events contemplated by the BCA described in the section titled “Unaudited Pro Forma Condensed Combined Financial Information.” The Business Combination is expected to be accounted using the acquisition method of accounting in accordance with GAAP. Under this method of accounting, Manscaped is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, under the acquisition method of accounting, the purchase price will be allocated to the tangible and identifiable intangible assets acquired and liabilities assumed of Manscaped, based on their estimated acquisition-date fair values. These estimates will be determined through established and generally accepted valuation techniques. Operations prior to the Business Combination will be those of Manscaped in future reports of the ParentCo.

The selected unaudited pro forma condensed combined balance sheet data as of September 30, 2021 gives pro forma effect to the Business Combination as if it had occurred on September 30, 2021. The selected unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2021 and the year ended December 31, 2020 give effect to the Business Combination as if it had occurred on January 1, 2020.

The Selected Pro Forma Information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information of ParentCo appearing elsewhere in this proxy statement/prospectus and the accompanying notes in the section titled “Unaudited Pro Forma Condensed Combined Financial Information.” The unaudited pro forma condensed combined financial information is derived from, and should be read in conjunction with, the historical financial statements and related notes of BLTS and Manscaped for the applicable periods included elsewhere in this proxy statement/prospectus. The Selected Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what ParentCo’s financial position or results of operations actually would have been had the Business Combination and the other events contemplated by the BCA been completed as of the dates indicated. The Selected Pro Forma Information does not purport to project the future financial position or operating results of ParentCo.

BLTS is providing the following Selected Pro Forma Information to assist you in your analysis of the financial aspects of the Business Combination. The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption by BLTS’s public stockholders of shares of shares of BLTS Class A Common Stock for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the trust account:

•        Assuming No Redemptions — this scenario assumes that no public stockholders of BLTS exercise their redemption rights with respect to their public shares for a pro rata share of the funds in the trust account.

•        Assuming Maximum Redemptions — this scenario assumes 75% or 17,250,000 of the public shares are redeemed for their pro rata share of the funds in BLTS’s trust account for an aggregate payment of $172.5 million, which is derived from the number of shares that could be redeemed in connection with the Business Combination at an assumed redemption price of approximately $10.00 per share based on funds held in the trust account as of September 30, 2021 and still satisfy the Minimum Available Cash Amount required to consummate the Business Combination of at least $75 million, after giving effect to the PIPE Investment and before giving effect to the payment of the estimated transaction costs of $35 million, including BLTS’s deferred underwriting commissions from its IPO, incurred in connection with the Business Combination. The PIPE Investment is not guaranteed for redemptions of public shares above 75% and, as a result, the Minimum Available Cash Amount may not be satisfied if more than 17,250,000 public shares are redeemed.

The following summarizes the pro forma ParentCo Common Stock issued and outstanding immediately after the Business Combination, presented under the two assumed redemption scenarios:

	Pro Forma Combined (Assuming No Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)(1)
	Number of Shares	% Ownership	Number of Shares	% Ownership
Manscaped Unitholders(2)	90,585,735	71.38%	90,585,735	82.60%
BLTS’s public stockholders	23,000,000	18.12%	5,750,000	5.24%
Sponsor & related parties(3)	5,718,479	4.51%	5,718,479	5.22%
Third Party PIPE Investors	7,610,004	5.99%	7,610,004	6.94%
Total	126,914,218	100.0%	109,664,218	100.0%

____________

(1)      Assumes that 17,250,000 public shares are redeemed at approximately $10.00 per share based on trust account figures as of September 30, 2021 (the closing of the PIPE Investment is conditioned on, among other things, that no more than 75% of the BLTS Class A Common Stock eligible for redemption, based upon not only the terms of BLTS’s certificate of incorporation but also any contractual arrangements between a holder of BLTS common shares and BLTS, shall have been submitted to BLTS for redemption and not withdrawn prior to the Closing).

(2)      Includes an estimated 22,244,958 shares of ParentCo Class A Common Stock and 1,605,855 restricted stock units of ParentCo expected to be issued to Manscaped Unitholders in connection with the Manscaped, Inc. Merger as well as 66,734,922 LLC Units of Manscaped Holdings, LLC which are exchangeable for ParentCo Class A Common Stock.

(3)      Includes 543,479 shares subscribed for by the Sponsor Related PIPE Investors and 5,175,000 shares beneficially owned by the directors and officers of BLTS after taking into account the exchange of 5,630,000 shares of BLTS Class B Common Stock for 5,055,000 shares of BLTS Class A Common Stock pursuant to the Sponsor Support Agreement.

The two alternative levels of redemptions assumed in the unaudited pro forma condensed combined balance sheet and statements of operations are based on the assumption that there are no adjustments for the outstanding Warrants issued in connection with the IPO as such securities are not exercisable until 30 days after the Closing.

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different and those changes could be material.

	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data Nine months ended September 30, 2021 (in thousands of $, except share and per share amounts)
Net sales	$212,301	$212,301
Net loss attributable to ParentCo	$(63,909)	$(52,803)
Net loss per share – basic and diluted	$(1.11)	$(1.31)
Weighted-average shares outstanding – basic and diluted	57,538,441	40,288,441

Statement of Operations Data Year Ended December 31, 2020 (in thousands of $, except share and per share amounts)
Net sales	$210,659	$210,659
Net loss attributable to ParentCo	$(241,138)	$(199,510)
Net loss per share – basic and diluted	$(4.19)	$(4.95)
Weighted-average shares outstanding – basic and diluted	57,538,441	40,288,441

Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data as of September 30, 2021 (in thousands of $)
Cash and cash equivalents	$257,060	$84,552
Total assets	$1,612,851	$1,409,332
Total liabilities	$233,694	$202,683
Total mezzanine equity and stockholders’ equity	$1,379,157	$1,206,649

Comparative Per Share Information

The comparative per share information sets forth summary historical per share information for BLTS and Manscaped and unaudited pro forma condensed combined per share information after giving effect to the Business Combination, presented under two assumed redemption scenarios as follows:

•        Assuming No Redemptions — this scenario assumes that no public stockholders of BLTS exercise their redemption rights with respect to their public shares for a pro rata share of the funds in the trust account.

•        Assuming Maximum Redemptions — this scenario assumes 75% or 17,250,000 of the public shares are redeemed for their pro rata share of the funds in BLTS’s trust account for an aggregate payment of $172.5 million, which is derived from the number of shares that could be redeemed in connection with the Business Combination at an assumed redemption price of approximately $10.00 per share based on funds held in the trust account as of September 30, 2021 and still satisfy the Minimum Available Cash Amount required to consummate the Business Combination of at least $75 million, after giving effect to the PIPE Investment and before giving effect to the payment of the estimated transaction costs of $35 million, including BLTS’s deferred underwriting commissions from its IPO, incurred in connection with the Business Combination. The PIPE Investment is not guaranteed for redemptions of public shares above 17,250,000 and as a result the Minimum Available Cash Amount may not be satisfied if more than 17,250,000 public shares are redeemed.

The selected unaudited pro forma condensed combined book value information as of September 30, 2021 gives pro forma effect to the Business Combination as if it had occurred on September 30, 2021. The selected unaudited pro forma condensed combined net loss per share and weighted average shares outstanding information for the nine months ended September 30, 2021 and for the year ended December 31, 2020 gives pro forma effect to the Business Combination as if it had occurred on January 1, 2020.

The two alternative levels of redemptions assumed in the selected unaudited pro forma condensed combined per share information is based on the assumption that there are no adjustments for the outstanding Warrants issued in connection with the IPO as such securities are not exercisable until 30 days after the Closing.

This information is only a summary and should be read in conjunction with the historical financial statements of BLTS and Manscaped and related notes included elsewhere in this proxy statement/prospectus. The unaudited pro forma condensed combined per share information of BLTS and Manscaped is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and related notes included elsewhere in this proxy statement/prospectus in the section titled “Unaudited Pro Forma Condensed Combined Financial Information.”

The unaudited pro forma condensed combined net loss per share information below does not purport to represent the net loss per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma condensed combined book value per share information below does not purport to represent what the value of BLTS and Manscaped would have been had the companies been combined during the periods presented.

BLTS is providing the following comparative per share information to assist you in your analysis of the financial aspects of the Business Combination.

			Pro Forma Combined
	BLTS (Historical)	Manscaped (Historical)	(Assuming No Redemptions)	(Assuming Maximum Redemptions)
As of and for the nine months ended September 30, 2021 (1)
Book Value per share(2)	$(4.76)	$(51.24)	$9.63	$9.47
Net loss per share – basic and diluted	$(0.05)	$(41.13)	$(1.11)	$(1.31)
Weighted average shares outstanding – basic and diluted	27,793,040 (3)	6,400,000	57,538,441	40,288,441

As of and for the year ended December 31, 2020(1)
Net loss per share – basic and diluted	$(0.00)	$(8.80)	$(4.19)	$(4.95)
Weighted average shares outstanding – basic and diluted	5,000,000	6,400,000	57,538,441	40,288,441

____________

(1)      There were no cash dividends declared in the period presented.

(2)      Book value per share is calculated as (a) total permanent equity divided by (b) the total number of shares of common stock outstanding classified in permanent equity.

(3)      The BLTS historical weighted average shares outstanding includes 22,073,260 shares of Class A common stock and 5,719,780 shares of Class B common stock. The net loss per share for both Class A common stock and Class B common stock was $(0.05) for the nine months ended September 30, 2021.

Market Price And Dividend Information

BLTS units, BLTS Class A Common Stock and public warrants are currently listed on The Nasdaq Capital Market under the symbols “BLTSU” and “BLTS” and “BLTSW,” respectively.

The most recent closing price of the units, common stock and redeemable warrants as of November 22, 2021, the last trading day before announcement of the execution of the BCA, was $10.12, $9.79 and $0.71, respectively. As of            , 2022, the record date for the Special Meeting, the most recent closing price for each unit, common stock and redeemable warrant was $            , $            and $            , respectively.

Holders of the units, public shares and public warrants should obtain current market quotations for their securities. The market price of BLTS’s securities could vary at any time before the Business Combination.

Holders

As of the date of this proxy statement/prospectus there was one holder of record of BLTS’s Class A Common Stock, five holders of record of BLTS’s Class B Common Stock, one holder of record of BLTS units and two holders of BLTS Warrants. See the section titled “Manscaped Executive Compensation — Beneficial Ownership of Securities.”

Dividend Policy

BLTS has not paid any cash dividends on its Class A Common Stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition of ParentCo subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of ParentCo’s board of directors. BLTS’s board of directors is not currently contemplating and does not anticipate declaring stock dividends nor is it currently expected that ParentCo’s board of directors will declare any dividends in the foreseeable future. Further, the ability of ParentCo to declare dividends may be limited by the terms of financing or other agreements entered into by ParentCo or its subsidiaries from time to time.

Price Range of Manscaped’s Securities

Historical market price information regarding Manscaped is not provided because there is no public market for Manscaped’s securities. For information regarding Manscaped’s liquidity and capital resources, see the section titled “Manscaped’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Risk Factors

BLTS stockholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the relevant proposals described in this proxy statement/prospectus.

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of Manscaped Holdings, LLC and its subsidiaries prior to the consummation of the Business Combination, which will be the business of ParentCo and its subsidiaries (including Manscaped Holdings, LLC and Manscaped, Inc.) following the consummation of the Business Combination.

Risks Related to Manscaped’s Business, Brand, Products and Industry

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, including our consolidated financial statements and the related notes and “Manscaped’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in shares of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occurs, our business, financial condition, results of operations and prospects could be adversely affected. In this case, the trading price of our common stock could decline and you might lose part or all of your investment.

Our significant growth may not be indicative of our future growth and, if we continue to grow rapidly, we may not be able to effectively manage our growth or evaluate our future prospects. If we fail to effectively manage our future growth or evaluate our future prospects, our business could be adversely affected.

We have experienced significant growth since our launch in 2016. For example, our revenue increased from $65 million in 2019 to $210.7 million in 2020. The number of our full-time employees increased from 49 at December 31, 2019 to 119 at December 31, 2020. This growth has placed significant demands on our management, financial, operational, technological and other resources. The anticipated growth and expansion of our business depends on a number of factors, including our ability to:

•        increase awareness of our brand and successfully compete with other companies;

•        price our products effectively so that we are able to attract new consumers and expand sales to our existing consumers;

•        expand distribution to new points of sale with new and existing consumers;

•        continue to innovate and introduce new products;

•        maintain and improve our technology platform supporting our e-commerce business;

•        expand our supplier and fulfillment capacities;

•        maintain quality control over our product offerings; and

•        expand internationally.

Such growth and expansion of our business will place significant demands on our management and operations teams and require significant additional resources, financial and otherwise, to meet our needs, which may not be available in a cost-effective manner, or at all. We expect to continue to expend substantial resources on:

•        our sales and marketing efforts to increase brand awareness, further engaging our existing and prospective consumers, and driving sales of our products;

•        product innovation and development;

•        technology platform maintenance to support sales of our products;

•        general administration, including increased finance, legal and accounting expenses associated with being a public company; and

•        expanding internationally.

These investments may not result in the growth of our business. Even if these investments do result in the growth of our business, if we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy consumer requirements or maintain high-quality product offerings, any of which could adversely affect our business, financial condition, results of operations and prospects. You should not rely on our historical rate of revenue growth as an indication of our future performance or the rate of growth we may experience in any new category or internationally.

In addition, to support continued growth, we must effectively integrate, develop and motivate a large number of new employees while maintaining our corporate culture. We face significant competition for personnel. To attract top talent, we have had to offer, and expect to continue to offer, competitive compensation and benefits packages before we can validate the productivity of new employees. We may also need to increase our employee compensation levels to remain competitive in attracting and retaining talented employees. The risks associated with a rapidly growing workforce will be particularly acute as we choose to expand into new product categories and global markets. Additionally, we may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs or successfully integrate new hires, our efficiency, ability to meet forecasts, and employee morale, productivity and retention could suffer, which could have an adverse effect on our business, financial condition, results of operations and prospects.

We are also required to manage numerous relationships with various vendors and other third parties. Further growth of our operations, vendor base, fulfillment centers, information technology systems or internal controls and procedures may not be adequate to support our operations. If we are unable to manage the growth of our organization effectively, our business, financial condition, results of operations, and prospects may be adversely affected.

Our quarterly operating results may fluctuate, which could cause our stock price to decline.

Our quarterly operating results may fluctuate for a variety of reasons, many of which are beyond our control, including:

•        fluctuations in revenue, including as a result of adverse market conditions due to the COVID-19 pandemic and the opening of retail and travel opportunities as the pandemic abates, the seasonality of market transactions and fluctuations in sales through our retail and digital channels;

•        the amount and timing of our operating expenses;

•        our success in attracting new and maintaining relationships with existing retail and digital marketplace partners;

•        our success in executing on our strategy and the impact of any changes in our strategy;

•        the timing and success of product launches, including new products that we may introduce;

•        the success of our marketing efforts;

•        adverse economic and market conditions, such as those related to the current COVID-19 pandemic, currency fluctuations and other adverse global events;

•        disruptions in our supply chain, the ability of our third-party manufacturers to produce our products, ability of our distributors to distribute our products, or in our shipping arrangements;

•        the impact of competitive developments and our response to those developments;

•        fluctuations in inventory and working capital; and

•        our ability to recruit and retain employees.

Fluctuations in our quarterly operating results and the price of our common stock may be particularly pronounced in the current economic environment due to the uncertainty caused by and the unprecedented nature of the current COVID-19 pandemic, consumer spending patterns, and the impacts of the gradual reopening of the offline economy and lessening of restrictions on movement and travel as the COVID-19 pandemic abates. Fluctuations in our quarterly operating results may cause those results to fall below our financial guidance or other projections, or the expectations of analysts or investors, which could cause the price of our common stock to decline. Fluctuations in our results could also cause other problems, including, for example, analysts or investors changing their models for valuing our common stock, particularly post-pandemic. We could experience short-term liquidity issues, our ability to retain or attract key personnel may diminish, and other unanticipated issues may arise.

We believe that our quarterly operating results may vary in the future and that period-to-period comparisons of our operating results may not be meaningful. For example, our overall historical growth rate and the impacts of the COVID-19 pandemic may have overshadowed the effect of seasonal variations on our historical operating results. Any seasonal effects may change or become more pronounced over time, which could also cause our operating results to fluctuate. You should not rely on the results of any given quarter as an indication of future performance.

The COVID-19 pandemic could continue to have an adverse effect on supply chain.

In connection with the COVID-19 pandemic, governments have implemented significant measures, including closures, quarantines, travel restrictions and other social distancing directives, intended to control the spread of the virus. Companies have also taken precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. The impact of the COVID-19 pandemic on any of our suppliers, manufacturers, retail or ecommerce partners or transportation or logistics providers may negatively affect the price and availability of our materials and impact our supply chain. Currently, the cost and timing of transportation from our suppliers has increased from historical levels. As part of our strategy to manage potential disruptions to our supply chain, we have purchased inventory in amounts that we believe are sufficient to help mitigate any further potential disruptions to our supply chain. Given the fluid nature of the COVID-19 pandemic and uncertainties regarding the related supply chain disruptions, future disruptions to our supply chain could have an adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to compete successfully in our highly competitive market.

The markets in which we operate are highly competitive and rapidly evolving, with many new brands and product offerings emerging in the marketplace. We face significant competition from both established, well-known legacy CPG players and emerging direct-to-consumer brands. Numerous brands and products compete for limited shelf space in the retail channel, and for favorable positioning and promotion among digital marketplace partners. We compete based on various product attributes including effectiveness and design, as well as our ability to establish direct relationships with our consumers through digital channels and subscriptions.

Select competitors in the men’s grooming market include Braun, Phillips, Wahl, Remington, Meridian, Ballsy, Proctor & Gamble. Many of these competitors have substantially greater financial and other resources than us and some of their products are well accepted in the marketplace today. Many also have longer operating histories, larger fulfilment infrastructures, greater technical capabilities, faster shipping times, lower-cost shipping, lower operating costs, greater financial, marketing, institutional and other resources, and larger consumer bases than we do. These factors may also allow our competitors to derive greater revenue and profits from their existing consumer bases, acquire consumers at lower costs or respond more quickly than we can to new or emerging technologies and changes in product trends and consumer shopping behavior. These competitors may engage in more extensive research and development efforts, enter into or expand their presence in any or all ecommerce or retail channels where we compete, undertake more far-reaching marketing campaigns, and adopt more aggressive pricing policies, which may allow them to build larger consumer bases or generate revenue from their existing consumer bases more effectively than we do. As a result, these competitors may be able to offer comparable or substitute products to consumers at similar or lower costs. This could put pressure on us to lower our prices, resulting in lower revenue and margins or cause us to lose market share even if we lower prices.

We expect competition in the CPG industry to continue to increase. We believe that our ability to compete successfully in this market depends upon many factors both within and beyond our control, including:

•        the size and composition of our consumer base;

•        the number of products that we offer and feature across our sales channels;

•        our information technology infrastructure;

•        the quality and responsiveness of our customer service;

•        our selling and marketing efforts;

•        the quality and price of the products that we offer;

•        the convenience of the shopping experience that we provide on our website;

•        our ability to distribute our products and manage our operations; and

•        our reputation and brand strength.

If we fail to compete successfully in this market, our business, financial condition, results of operations and prospects could be adversely affected.

If we fail to cost-effectively acquire new consumers or retain our existing consumers, our business could be adversely affected. Our sales and profit are dependent upon our ability to expand our existing consumer relationships and acquire new consumers.

Our success, and our ability to increase revenue and achieve profitability, depend in part on our ability to cost-effectively acquire new consumers, retain existing consumers and keep existing consumers engaged so that they continue to purchase our products. While we intend to continue to invest significantly in sales and marketing to educate consumers about our brand, our values and our products, there is no assurance that these efforts will generate further demand for our products or expand our consumer base. Our ability to attract new consumers and retain our existing consumers will depend on, among other items, the perceived value and quality of our products, consumer demand for thoughtfully designed and effective products at a premium, competitive offering, our ability to offer new and relevant products, and the effectiveness of our marketing efforts. We may also lose loyal consumers to our competitors if we are unable to meet consumer demand in a timely manner. If we are unable to cost-effectively acquire new consumers, retain existing consumers and keep existing consumers engaged, our business, financial condition, results of operations and prospects could be adversely affected.

Any strategies we employ to pursue this growth are subject to numerous factors outside of our control. The expansion of our business also depends on our ability to increase sales through ecommerce channels and increase breadth and depth of distribution at retail partners. Any growth within our existing distribution channels may also affect our existing consumer relationships and present additional challenges, including those related to pricing strategies. Our direct connections to our consumers may become more limited as we expand our non-DTC channels. Additionally, we may need to increase or reallocate spending on marketing and promotional activities, such as temporary price reductions, off-invoice discounts, retailer advertisements, product coupons and other trade activities, and these expenditures are subject to risks, including risks related to consumer acceptance of our efforts. Our strategy to grow international sales may also increase our marketing spend. Our failure to obtain new consumers, or expand our business with existing consumers, could have an adverse effect on our business, financial condition, results of operations and prospects.

We also use paid and non-paid advertising. Our paid advertising may include search engine marketing, display, paid social media, product placement, and traditional advertising, such as direct mail, television, radio and magazine advertising. Our non-paid advertising efforts include search engine optimization, non-paid social media and e-mail marketing. We drive a significant amount of traffic to our website via search engines and, therefore, rely heavily on search engines. Search engines frequently update and change the logic that determines the placement and display of a user’s search results, such that the purchased or algorithmic placement of links to our website can be negatively affected. Moreover, a search engine could, for competitive or other purposes, alter its search algorithms or results, causing our website to place lower in search query results.

We also drive a significant amount of traffic to our website via social networking or other ecommerce channels used by our current and prospective consumers. As social networking and ecommerce channels continue to rapidly evolve, we may be unable to develop or maintain a presence within these channels. If we are unable to cost-effectively drive traffic to our website, our ability to acquire new consumers could be adversely affected. Additionally, if we fail to increase our revenue per active consumer, generate repeat purchases or maintain high levels of consumer engagement, our business, financial condition, results of operations and prospects could be adversely affected.

Failure to introduce new products may adversely affect our ability to continue to grow.

A key element of our growth strategy depends on our ability to develop and market new men’s grooming products that meet our standards for quality and appeal to our consumers. The success of our innovation and product development efforts is affected by our ability to anticipate changes in consumer preferences, the technical capability of our innovation staff, developing products and prototypes, our ability to comply with applicable governmental regulations, and the success of our management and sales and marketing teams in introducing and marketing new products. Our product offerings have changed since our launch, which makes it difficult to forecast our future results of operations. There can be no assurance that we will successfully develop and market new products that appeal to consumers. For example, products we develop may not contain the product attributes desired by our consumers. Any such failure may lead to a decrease in our growth, sales, and ability to achieve profitability, which could adversely affect our business, financial condition, results of operations and prospects.

Additionally, the development and introduction of new products requires substantial marketing expenditures, which we may be unable to recoup if new products do not gain widespread market acceptance. If we are unsuccessful in meeting our objectives with respect to new or improved products, our business, financial condition, results of operations and prospects could be adversely affected.

The loss of a significant third-party retail partner could negatively impact our sales and ability to achieve or maintain profitability.

In 2020, we generated 28% of our total revenue from digital marketplace and retail partners (including their websites). In 2020, digital marketplace and retailer partners accounted for approximately 19% and 9% of our revenue, respectively. We sell products to each third-party channel provider under each of their standard vendor agreements. Our vendor agreements with Amazon, Target, and Best Buy do not include a term or duration as sales under each vendor agreement are generally made on a purchase order basis. We have vendor agreements that include termination provisions. The loss of a large partner, the reduction of purchasing levels or the cancellation of any business from a third-party retail partner for an extended length of time could negatively impact our sales and ability to achieve or maintain profitability.

Our business, including our costs and supply chain, is subject to risks associated with sourcing and manufacturing, and the loss of any of our key suppliers could negatively impact our business.

All of the products we offer are manufactured by a limited number of third-party manufacturers, and as a result we may be subject to price fluctuations or demand disruptions. Our operating results would be negatively impacted by increases in the costs of our products, and we have no guarantees that costs will not rise. In addition, as we expand into new categories and product types, we expect that we may not have strong purchasing power in these new areas, which could lead to higher costs than we have historically seen in our current categories. We may not be able to pass increased costs on to consumers, which could adversely affect our operating results. Moreover, in the event of a significant disruption in the supply of the materials used in the manufacture of the products we offer, we and the vendors that we work with might not be able to locate alternative suppliers of materials of comparable quality at an acceptable price.

We purchase significant amounts of product supply from a limited number of suppliers with limited supply capabilities. Our Lawn Mower 4.0 and other trimmers are currently manufactured by a sole supplier. There can be no assurance that this sole supplier will be able to accommodate our anticipated growth or continue to supply current quantities at preferential prices. We are currently working to identify and enter into new relationships with other suppliers for the Lawn Mower 4.0 product and other trimmer products. Any inability to identify and enter into relationships with other suppliers or inability of our current suppliers to continue to provide materials in a timely or cost-effective manner could impair our growth and have an adverse effect on our business, financial condition, results of operations and prospects.

If we fail to develop and maintain our brand, our business could suffer.

We have developed a strong and trusted brand that has contributed significantly to the success of our business, and we believe our continued success depends on our ability to maintain and grow the value of the Manscaped brand. Maintaining, promoting and positioning our brand and reputation will depend on, among other factors, the success of our product offerings, product safety, quality assurance, marketing and merchandising efforts, our continued focus on delivering well-designed, and effective products to our consumers and our ability to provide a consistent, high-quality consumer experience.

Any negative publicity, regardless of its accuracy, could have an adverse effect on our business. Brand value is based on perceptions of subjective qualities, and any incident that erodes the loyalty of our consumers, suppliers or manufacturers, including changes to our products or packaging, adverse publicity or a governmental investigation, litigation or regulatory enforcement action, could significantly reduce the value of our brand, and adversely affect our business, financial condition, results of operations and prospects.

Economic downturns or a change in consumer preferences, perception and spending habits in the men’s grooming categories, in particular, could limit consumer demand for our products and negatively affect our business.

We have positioned our brand to capitalize on growing consumer interest in men’s grooming products. The men’s grooming product industry is sensitive to national and regional economic conditions, and the demand for the products that we distribute may be adversely affected from time to time by economic downturns that impact consumer spending, including discretionary spending. Future economic conditions such as employment levels, business conditions, housing starts, interest rates, inflation rates, energy and fuel costs and tax rates could reduce consumer spending or change consumer purchasing habits. Among these changes could be a reduction in the number of name brand consumer products that consumers purchase where there are alternatives, given that many products in this category often have higher retail prices than do their conventional counterparts.

Further, the men’s grooming market in which we operate is subject to changes in consumer preference, perception and spending habits. Our performance depends significantly on factors that may affect the level and pattern of consumer spending in the markets in which we operate. Such factors include consumer preference, consumer confidence, consumer income, consumer perception of the safety and quality of our products and shifts in the perceived value for our products relative to alternatives. A general decline in the consumption of our products could occur at any time as a result of change in consumer preference, perception, confidence and spending habits, including an unwillingness to pay a premium or an inability to purchase our products due to financial hardship or increased price sensitivity. If consumer preferences shift away from men’s grooming products, our business, financial condition and results of operations could be adversely affected.

The success of our products depends on a number of factors including our ability to accurately anticipate changes in market demand and consumer preferences, our ability to differentiate the quality of our products from those of our competitors, and the effectiveness of our marketing and advertising campaigns for our products. We may not be successful in identifying trends in consumer preferences and developing products that respond to such trends in a timely manner. We also may not be able to effectively promote our products by our marketing and advertising campaigns and gain market acceptance. If our products fail to gain market acceptance or have quality problems, we may not be able to fully recover costs and expenses incurred in our operation, and our business, financial condition, results of operations and prospects could be adversely affected.

Our ability to maintain our competitive position is largely dependent on the services of our senior management and other key personnel, including our founder and Chief Executive Officer, Paul Tran, and our President, Kevin Datoo.

Our ability to maintain our competitive position is largely dependent on the services of our senior management and other key personnel, including our founder and Chief Executive Officer, Paul Tran, and our President, Kevin Datoo. The loss of the services of any of these individuals could have an adverse effect on our business, financial condition, results of operations and prospects.

In addition, our future success depends on our continued ability to attract, develop, motivate and retain highly qualified and skilled employees. The market for such positions is competitive. Qualified individuals are in high demand, and we may incur significant costs to attract them. In addition, the loss of any of our senior management or other key employees or our inability to recruit and develop mid-level managers could adversely affect our ability to execute our business plan and we may be unable to find adequate replacements. If we fail to retain talented senior management and other key personnel, or if we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business, financial condition, results of operations and prospects could be adversely affected.

Use of social media and influencers may adversely affect our reputation or subject us to fines or other penalties.

We utilize third-party social media platforms as, among other things, marketing tools. For example, we maintain Instagram, Facebook, Pinterest and Twitter accounts, among others. We also maintain relationships with numerous social media influencers and engage in sponsorship initiatives. As existing ecommerce and social media platforms continue to rapidly evolve and new platforms develop, we must continue to maintain a presence on these platforms and establish a presence on new or emerging social media platforms. If we are unable to cost-effectively utilize social media platforms as marketing tools or if the social media platforms we utilize change their policies or algorithms, we may not be able to fully optimize such platforms, and our ability to maintain and acquire consumers and our financial condition may suffer. Furthermore, as laws, regulations and public opinion rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees, our network of social media influencers, our sponsors or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices or otherwise could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have an adverse effect on our business, financial condition, results of operations and prospects.

In addition, an increase in the use of social media influencers for product promotion and marketing may cause an increase in the burden on us to monitor compliance of the content they post, and increase the risk that such content could contain problematic product or marketing claims in violation of applicable laws and regulations. For example, in some cases, the Federal Trade Commission, or the FTC, has sought enforcement action where an endorsement has failed to clearly and conspicuously disclose a financial relationship or material connection between an influencer and an advertiser. We do not control the content that our influencers post, and if we were held responsible for any false, misleading or otherwise unlawful content of their posts or their actions, we could be fined or subjected to other monetary liabilities or forced to alter our practices, which could have an adverse impact on our business.

Negative commentary regarding us, our products or influencers and other third parties who are affiliated with us may also be posted on social media platforms and may be adverse to our reputation or business. Influencers with whom we maintain relationships could engage in behavior or use their platforms to communicate directly with our consumers in a manner that reflects poorly on our brand and may be attributed to us or otherwise adversely affect us. It is not possible to prevent such behavior, and the precautions we take to detect this activity may not be effective in all cases. Our target consumers often value readily available information and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate, without affording us an opportunity for redress or correction.

We may be unable to accurately forecast revenue and appropriately plan our expenses in the future.

Revenue and results of operations are difficult to forecast because they generally depend on the volume, timing and type of orders we receive across our various channels, all of which are uncertain. Forecasts may be particularly challenging as we expand into new markets and geographies and develop and market new products. We base our expense levels and investment plans on our estimates of revenue and gross margin. We cannot be sure the same growth rates and trends are meaningful predictors of future growth. If our assumptions prove to be wrong, we may spend more than we anticipate to acquire and retain consumers or may generate lower revenue per consumer than anticipated, either of which could have an adverse effect on our business, financial condition, results of operations and prospects.

Our results of operations could be harmed if we are unable to accurately forecast demand for our products.

To ensure adequate inventory supply, we must forecast inventory needs and place orders with our third-party manufacturers before firm orders are placed by our consumers or our retail and third-party ecommerce partners. If we fail to accurately forecast consumer and customer demand, we may experience excess inventory levels or a shortage of product to deliver to our consumers and customers. Factors that could affect our ability to accurately forecast demand for our products include: an unanticipated increase or decrease in demand for our products; our failure to accurately forecast acceptance for our new products; product introductions by competitors; unanticipated changes in general market conditions or other factors, which may result in cancellations of advance orders or a reduction or increase in the rate of reorders or at-once orders placed by retailers; the impact on demand due to unseasonable weather conditions; weakening of economic conditions or customer confidence in future economic conditions, which could reduce demand for discretionary items, such as our products; and terrorism or acts of war, or the threat thereof, or political or labor instability or unrest, which could adversely affect customer confidence and spending or interrupt production and distribution of product and raw materials.

Inventory levels in excess of consumer or customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices or in less preferred distribution channels, which could impair our brand image and harm our business. In addition, if we underestimate the demand for our products, our third-party manufacturers may not be able to produce products to meet our consumer or customer requirements, and this could result in delays in the shipment of our products and our ability to recognize revenue, lost sales, as well as damage to our reputation and retailer and distributor relationships.

The difficulty in forecasting demand also makes it difficult to estimate our future results of operations and financial condition from period to period. A failure to accurately predict the level of demand for our products could adversely affect our business, financial condition, results of operations and prospects.

Significant product returns or refunds could harm our business.

We allow our DTC consumers to return products, and we offer refunds, subject to our return and refunds policy. In addition, some of our agreements with our retail or third-party ecommerce partners provide that we are responsible for the costs of certain returns. If product returns or refunds are significant or higher than anticipated and forecasted, our business, financial condition, results of operations and prospects could be adversely affected. Further, we and our retail and third-party ecommerce partners modify policies relating to returns or refunds from time to time, and may do so in the future, which may result in consumer dissatisfaction and harm to our reputation or brand, or an increase in the number of product returns or the amount of refunds we make. From time to time our products are damaged in transit, which can increase return rates and harm our brand.

Severe weather, including hurricanes, earthquakes and natural disasters could disrupt normal business operations, which could result in increased costs and have an adverse effect on our business, financial condition, results of operations and prospects.

Our services and operations, including several of our fulfillment centers, customer service centers, data centers, executive and corporate offices are located in California, Nevada, Georgia, New Jersey, Utah, and other areas that are vulnerable to damage or interruption from natural disasters, power losses, telecommunication failures, terrorist attacks, human errors, break-ins and similar events. The occurrence of a natural disaster or other unanticipated problems at our facilities could result in lengthy interruptions in our services as well as higher insurance premiums. We may not be able to efficiently relocate our fulfillment and delivery operations due to disruptions in service if one of these events occurs, and our insurance coverage may be insufficient to compensate us for such losses. Because the San Diego area, where our corporate offices (our principal executive office is in Nevada) and a warehouse facility are located, is in an earthquake fault zone, and because the San Diego area is subject to the increased risk of wildfires, we are particularly sensitive to the risk of damage to, or total destruction of, our primary offices and one of our key fulfillment and delivery centers. Although we are insured up to certain limits against certain losses or expenses that may result from a disruption to our business due to earthquakes or wildfires, either of these events, if incurred, could adversely affect our business, financial condition, results of operations and prospects.

A disruption in our operations could have an adverse effect on our business.

As a company engaged in sales domestically and internationally, our operations, including those of our third-party manufacturers, suppliers and delivery service providers, are subject to the risks inherent in such activities, including industrial accidents, environmental events, strikes and other labor disputes, disruptions in information systems, product quality control, safety, licensing requirements and other regulatory issues, as well as natural disasters, pandemics or other public health emergencies, border disputes, acts of terrorism and other external factors over which we and our third-party manufacturers, suppliers and delivery service providers have no control. The loss of, or damage to, the manufacturing facilities or fulfillment centers of our third-party manufacturers, suppliers and delivery service providers could have an adverse effect on our business, financial condition, results of operations and prospects.

We depend heavily on ocean container delivery to receive shipments of our products from our third-party manufacturers located in China and other places and contracted third-party delivery service providers to deliver our products to our fulfillment centers located in the United States, Canada, U.K., Europe, Australia, UAE and other places, and from there to our consumers and retail partners. Further, we rely on postal and parcel carriers for the delivery of products sold directly to consumers through Manscaped.com. Interruptions to or failures in these delivery services could prevent the timely or successful delivery of our products. These interruptions or failures may be due to unforeseen events that are beyond our control or the control of our third-party delivery service providers, such as labor unrest or natural disasters. For example, a labor strike at a port could negatively impact the delivery of our products, and the ongoing trade dispute between the United States and China has, and may in the future restrict the flow of the goods from China to the United States. Any failure to provide high-quality delivery services to our consumers may negatively affect the shopping experience of our consumers, damage our reputation and cause us to lose consumers.

Our ability to meet the needs of our consumers and retail partners depends on our and our distribution partners’ proper operation of our fulfillment centers, where most of our inventory that is not in transit is housed. Although we currently insure our inventory, our insurance coverage may not be sufficient to cover the full extent of any loss or damage to our inventory or fulfillment centers, and any loss, damage or disruption of this facility, or loss or damage of the inventory stored there, could have an adverse effect on our business, financial condition, results of operations and prospects.

Our ability to raise capital in the future may be limited and our failure to raise capital when needed could prevent us from growing.

In the future, we could be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. We may sell common stock, convertible securities and other equity securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, investors in our common stock may be materially diluted. New investors in such subsequent transactions could gain rights, preferences and privileges senior to those of holders of our common stock. Debt financing, if available, may involve restrictive covenants and could reduce our operational flexibility or ability to achieve or maintain profitability. If we cannot raise funds on acceptable terms, we may be forced to raise funds on undesirable terms, our business may contract or we may be unable to grow our business or respond to competitive pressures, any of which could have an adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Legal and Governmental Regulation

Health and safety incidents or advertising inaccuracies or product mislabeling may have an adverse effect on our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings.

Men’s grooming products involve inherent legal and other risks, and there is increasing governmental scrutiny of and public awareness regarding product safety. Illness, injury or death related to foreign material contamination or other product safety incidents caused by our products, or involving our suppliers, could result in the disruption or discontinuance of sales of these products or our relationships with such suppliers, or otherwise result in increased operating costs, regulatory enforcement actions or harm to our reputation.

Shipment of adulterated or misbranded products, even if inadvertent, can result in criminal or civil liability. Such incidents could also expose us to product liability, negligence or other lawsuits, including consumer class action lawsuits. Any claims brought against us may exceed or be outside the scope of our existing or future insurance policy coverage or limits. Any judgment against us that is more than our policy limits or not covered by our policies or not subject to insurance would have to be paid from our cash reserves, which would reduce our capital resources.

The occurrence of adverse reactions, ineffectiveness or other safety incidents could also adversely affect the price and availability of affected materials, resulting in higher costs, disruptions in supply and a reduction in our sales. Furthermore, any instances of contamination, defects, or regulatory noncompliance, whether or not caused by our actions, could compel us, our suppliers, our retail or ecommerce customers, or our consumers, depending on the circumstances, to conduct a recall in accordance with the Consumer Product Safety Commission (the “CPSC”), or other federal regulations and policies, and comparable state laws, regulations and policies. Product recalls could result in significant losses due to their costs, the destruction of product inventory, lost sales due to the unavailability of the product for a period of time and potential loss of existing retail or ecommerce partners or consumers and a potential negative impact on our ability to attract new consumers due to negative consumer experiences or because of an adverse impact on our brand and reputation. The costs of a recall could be outside the scope of our existing or future insurance policy coverage or limits.

In addition, companies that sell men’s grooming and personal care products have been subject to targeted, large-scale tampering as well as to opportunistic, individual product tampering, and we, like any such company, could be a target for product tampering. Forms of tampering could include the introduction of foreign material, chemical contaminants and pathological organisms into products, as well as product substitution. Governmental regulations require companies like us to analyze, prepare and implement mitigation strategies specifically to address tampering designed to inflict widespread public health harm. If we do not adequately address the possibility, or any actual instance, of product tampering, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Adverse publicity about these matters may discourage consumers from buying our products. The cost of defending against any such claims could be significant. Any loss of confidence on the part of consumers in the truthfulness of our labeling, advertising or ingredient claims would be difficult and costly to overcome and may significantly reduce our brand value. Any of these events could adversely affect our reputation and brand and decrease our sales, which could have an adverse effect on our business, financial condition, results of operations and prospects.

We are subject to extensive governmental regulation and we may incur material liabilities under, or costs in order to comply with, existing or future laws and regulation, and our failure to comply may result in enforcements, recalls, and other adverse actions.

We are subject to a broad range of federal, state, local, and foreign laws and regulations intended to protect public and worker health and safety, and consumers. Our operations are subject to regulation by the Occupational Safety and Health Administration, (“OSHA”), the CPSC, the FTC, and by various other federal, state, local and foreign authorities regarding the manufacture, processing, packaging, storage, sale, order fulfillment, advertising, labeling, import and export of our products.

In addition, we and our manufacturing partners are subject to additional regulatory requirements, including environmental, health and safety laws and regulations administered by the EPA, state, local and foreign environmental, health and safety legislative and regulatory authorities and the National Labor Relations Board, covering such areas as discharges and emissions to air and water, the use, management, disposal and remediation of, and human exposure to, hazardous materials and wastes, and public and worker health and safety. Violations of or liability under any of these laws and regulations may result in administrative, civil or criminal fines, penalties or sanctions against us, revocation or modification of applicable permits, licenses or authorizations, environmental, health and safety investigations or remedial activities, voluntary or involuntary product recalls, warning or untitled letters or cease and desist orders against operations that are not in compliance, among other things. Such laws and regulations generally have become more stringent over time and may become more so in the future, and we may incur (directly, or indirectly through our manufacturing partners) material costs to comply with current or future laws and regulations or in any required product recalls. Liabilities under, and/or costs of compliance, and the impacts on us of any non-compliance, with any such laws and regulations could have an adverse effect on our business, financial condition, results of operations and prospects. In addition, changes in the laws and regulations to which we are subject, or in the prevailing interpretations of such laws and regulations by courts and enforcement authorities, could impose significant limitations and require changes to our business, which may increase our compliance expenses, make our business more costly and less efficient to conduct, and compromise our growth strategy, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Changes in existing laws or regulations or related official guidance, or the adoption of new laws or regulations or guidance, may increase our costs and otherwise adversely affect our business, financial condition, results of operations and prospects.

The manufacture and marketing of men’s grooming and personal care products is highly regulated. We, our suppliers and manufacturers are subject to a variety of laws and regulations. These laws and regulations apply to many aspects of our business, including the manufacture, packaging, labeling, import, distribution and order fulfillment, advertising, sale, quality and safety of our products, as well as the health and safety of our employees and the protection of the environment.

In the United States, we are subject to regulation by various government agencies, including OHSA, the FTC, and the CPSC, as well as various other federal, state and local agencies. We are also regulated outside the United States by various international regulatory bodies. In addition, we are subject to certain standards and review by voluntary organizations, such as the Council of Better Business Bureaus’ National Advertising Division. The regulatory environment in which we operate has changed in the past and could change significantly and adversely in the future. We could incur costs, including fines, penalties and third-party claims, because of any violations of, or liabilities under, such requirements, including any competitor or consumer challenges relating to compliance with such requirements. For example, in connection with the marketing and advertisement of our products, we could be the target of claims relating to false or deceptive advertising, including under the auspices of the FTC and the consumer protection statutes of some states.

Moreover, any change in manufacturing, advertising, labeling or packaging requirements for our products may lead to an increase in costs or interruptions in production, either of which could adversely affect our business, financial condition, results of operations and prospects. New or revised government laws, regulations or guidelines could result in additional compliance costs and, in the event of non-compliance, civil remedies, including fines, injunctions, withdrawals, recalls or seizures and confiscations, as well as potential criminal sanctions, any of which could have an adverse effect on our business, financial condition, results of operations and prospects.

Failure by our network of retail and ecommerce partners, suppliers or manufacturers to comply with product safety, environmental or other laws and regulations, or with the specifications and requirements of our products, may disrupt our supply of products and adversely affect our business.

If our network of retail and ecommerce partners, suppliers or manufacturers fail to comply with environmental, health and safety or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted and our reputation could be harmed. Additionally, our retail and ecommerce partners, suppliers and manufacturers are required to maintain the quality of our products and to comply with our standards and specifications. In the event of actual or alleged non-compliance, we might be forced to find alternative retail or ecommerce partners, suppliers or manufacturers and we may be subject to lawsuits and/or regulatory enforcement actions related to such non-compliance by the suppliers and manufacturers. As a result, our supply of men’s grooming products could be disrupted or our costs could increase, which could adversely affect our business, financial condition, results of operations and prospects. The failure of any partner or manufacturer to produce products that conform to our standards could adversely affect our reputation in the marketplace and result in product recalls, product liability claims, government or third-party actions and economic loss.

Class action litigation, other litigation and legal claims and regulatory enforcement actions could subject us to liability for damages, civil and criminal penalties and other monetary and non-monetary liability and could otherwise adversely affect our reputation, business, financial condition, results of operations and prospects.

We operate in a highly regulated environment with constantly evolving legal and regulatory frameworks. Consequently, we are subject to a heightened risk of consumer class action litigation, other legal claims, government investigations or other regulatory enforcement actions. The product marketing and labeling practices of companies operating in the men’s grooming products segment of the marketplace receive close scrutiny from the private plaintiff’s class action bar and from public consumer protection agencies. Accordingly, there is risk that consumers will bring class action lawsuits and that the FTC and/or state attorneys general or other consumer protection law enforcement authorities will bring legal actions concerning the truth and accuracy of our product marketing and labeling claims. Examples of causes of action that may be asserted in a consumer class action lawsuit include fraud, false advertising, unfair and deceptive practices, negligent misrepresentation and breach of state consumer protection statutes. Although we have implemented policies and procedures designed to ensure compliance with existing laws and regulations, there can be no assurance that our employees, consultants, independent contractors, suppliers, manufacturers or retail or ecommerce partners will not violate our policies and procedures. Moreover, a failure to maintain effective control processes could lead to violations, unintentional or otherwise, of laws and regulations. Legal claims, litigation, government investigations or regulatory enforcement actions arising out of our failure or alleged failure to comply with applicable laws and regulations could subject us to civil and criminal penalties and liabilities that could adversely affect our product sales, reputation, financial condition and operating results. These liabilities could include (i) obligations to reformulate products or remove them from the marketplace, (ii) remove and rework offending marketing, product labeling and packing and (iii) obligations to disgorge revenue and to accept burdensome injunctions that limit our freedom to market our products. In addition, the costs and other effects of defending potential and pending litigation and administrative actions against us may be difficult to determine and could adversely affect our reputation, business, brand image, financial condition, results of operations and prospects.

Even when not merited, the defense of these lawsuits may divert our management’s attention, and we may incur significant expenses in defending these lawsuits. The results of litigation and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse monetary damages, penalties or injunctive relief against us, which could have an adverse effect on our business, financial condition, results of operations and prospects. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future.

Furthermore, although we believe that the extent of our insurance coverage is consistent with industry practice, any claim under our insurance policies may be subject to certain exceptions, may not be honored fully, in a timely manner, or at all, and we may not have purchased sufficient insurance to cover all losses incurred. If we were to incur substantial liabilities, as a result of civil or criminal penalties or otherwise, or if our business operations were interrupted for a substantial period of time, we could incur costs and suffer losses. Such liabilities, including inventory and business interruption losses, may not be covered by our insurance policies. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations. Additionally, in the future, insurance coverage may not be available to us at commercially acceptable premiums, or at all.

We (and our vendors) are subject to stringent and changing laws, regulations, industry standards, information security policies, self-regulatory schemes and contractual obligations related to data processing, protection, privacy and security. The actual or perceived failure by us, our consumers, partners or vendors to comply with such laws, regulations, industry standards, information security policies, self-regulatory schemes and contractual obligations related to data processing, protection, privacy and data security could have an adverse effect on our business, financial condition, results of operations and prospects.

We process, and our vendors process on our behalf, substantial amounts of personal information, confidential information and other information necessary to provide and deliver our products through our DTC channel to operate our business, for legal and marketing purposes, and for other business-related purposes.

Data privacy and information security have become significant issues in the United States, countries in Europe, and in many other countries in which we operate and where we offer our products and services. The legal and regulatory framework for privacy and security issues is rapidly evolving and is expected to increase our compliance costs and exposure to liability. There are numerous federal, state, local, and international laws, orders, codes, regulations and regulatory guidance regarding privacy, information security and the collection, receipt, storage, generation, use, transfer, disclosure, making accessible, protecting, securing, disposal of, sharing and other processing (which we collectively refer to as “Process” or “Processing”) of information and data, including personal information (collectively, “Data Protection Laws”), the number and scope of which is changing, subject to differing applications and interpretations, and which may be inconsistent among jurisdictions, or in conflict with other rules, laws or Data Protection Obligations (defined below). We expect that there will continue to be new Data Protection Laws and Data Protection Obligations, and we cannot yet determine the impact such future Data Protection Laws or Data Protection Obligations may have on our business. Any significant change to Data Protection Laws and Data Protection Obligations, including without limitation, regarding the manner in which the express or implied consent of consumers for Processing is obtained, requirements to grant certain rights to individuals and requirements to inform individuals of security breaches, could increase our costs and require us to modify our operations, possibly in a material manner, which we may be unable to complete and may limit our ability to Process consumer data and operate our business.

Data Protection Laws and data protection compliance worldwide is, and is likely to remain, uncertain for the foreseeable future, and our actual or perceived failure to address or comply with these laws and obligations could have an adverse effect on our business, financial condition, results of operations and prospects. Additionally, public scrutiny of or complaints about technology companies or their data practices, even if unrelated to our business, industry, or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

We are or may also be subject to the terms of our external and internal privacy and security policies, codes, representations, certifications, industry standards, publications and frameworks (collectively, “Privacy Policies”) and contractual obligations to third parties related to privacy, information security and Processing, including contractual obligations to indemnify and hold harmless third parties from the costs or consequences of non-compliance with Data Protection Laws or other obligations (collectively, “Data Protection Obligations”).

In the United States, these include rules and regulations promulgated under the authority of the Federal Trade Commission, the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, the California Consumer Privacy Act, (the “CCPA”), and other state and federal laws relating to privacy and data security. The CCPA requires certain companies that Process information of California residents to make new disclosures to consumers about their data collection, use and sharing practices, allows consumers to opt out of the sale of personal information to third parties, allows consumers to exercise certain rights with respect to their personal information, including requesting deletion of all such personal information, and provides a private right of action and statutory damages for data breaches. The CCPA may increase our compliance costs and potential liability. In addition, California voters recently approved the California Privacy Rights Act of 2020 (“CPRA”), which goes into full effect on January 1, 2023. The CPRA will, among other things, give California residents the ability to limit the use of their sensitive information, provide for penalties for CPRA violations concerning California residents under the age of 16, and require business that Process personal information that presents a significant risk to California residents’ privacy to conduct annual audits and regular risk assessments. Other jurisdictions in the United States are beginning to propose laws similar to the CCPA. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business, financial condition, results of operations and prospects.

In Europe, the General Data Protection Regulation (2016/679), (the “GDPR”), went into effect in May 2018 and introduced strict requirements for Processing the personal data of European Union data subjects. Following the United Kingdom’s exit from the European Union, the GDPR has been transposed into the national laws of the United Kingdom (the “UK GDPR”). The GDPR/UK GDPR applies to us with respect to our operations in the European Union and United Kingdom and our Processing of the personal data of European Union and United Kingdom data subjects. Companies that must comply with the GDPR/UK GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements, an order prohibiting processing of European/United Kingdom data subject personal data and potential and separate fines for noncompliance of up to €20 million/£17.5 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. European/United Kingdom data protection laws including the GDPR/UK GDPR also generally prohibit the transfer of personal data from the European Economic Area, or EEA, the United Kingdom, and Switzerland, to the United States and most other countries unless the parties to the transfer have established a legal basis for the transfer and implemented specific safeguards to protect the transferred personal data. One of the primary mechanisms allowing U.S. companies to import personal information from Europe and the United Kingdom in compliance with the GDPR/UK GDPR has been certification to the EU-U.S. Privacy Shield and Swiss-U.S. Privacy Shield frameworks administered by the U.S. Department of Commerce. However, in July 2020, the Court of Justice of the European Union, in the “Schrems II” ruling, recently invalidated the EU-U.S. Privacy Shield framework. The Swiss Federal Data Protection and Information Commissioner also recently opined that the Swiss-U.S. Privacy Shield is inadequate for transfers of data from Switzerland to the U.S.

The Schrems II decision also raised questions about whether one of the primary alternatives to the EU-U.S. Privacy Shield, namely, the European Commission’s Standard Contractual Clauses, can lawfully be used for personal data transfers from Europe/the United Kingdom to the United States or most other countries. At present, there are few, if any, viable alternatives to the EU-U.S. Privacy Shield and the Standard Contractual Clauses, or SCCs. The European Commission recently updated the SCCs on June 4, 2021, and additional regulatory guidance has been released that seeks to imposes additional obligations on companies seeking to rely on the SCCs. As such, any transfers by us or our vendors of personal data from Europe/United Kingdom may not comply with European/United Kingdom data protection laws, may increase our exposure to the GDPR/UK GDPR’s heightened sanctions for violations of its cross-border data transfer restrictions and may reduce demand for our products from companies subject to European/United Kingdom data protection laws. The updated SCCs apply only to the transfer of data outside of the EEA and not the United Kingdom. Although the European Commission adopted an adequacy decision for the United

Kingdom on 28 June 2021, allowing the continued flow of personal data from the EEA to the United Kingdom, this decision will be regularly reviewed going forward and may be revoked if the United Kingdom diverges from its current adequate data protection laws following its exit from the European Union. Additionally, other countries outside of Europe have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our products and operating our business. The UK Information Commissioner’s Office, or ICO, for example, has undergone a period of public consultation on its own specific international data transfer agreement to safeguard the flows of United Kingdom data to third countries.

Any failure or perceived failure by us to comply with Data Protection Laws, Privacy Policies and Data Protection Obligations, or if our Privacy Policies are, in whole or part, found to be inaccurate, incomplete, deceptive, unfair, or misrepresentative of our actual practices, such violations may put our customers’ and/or employees’ personal information at risk, may result in governmental investigations or enforcement actions, fines, litigation, claims (including data subject-led class actions), or public statements against us by consumer advocacy groups or others and could result in significant liability, and otherwise materially and adversely affect our reputation, business financial condition, results of operations and prospects. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to us may limit the adoption and use of, and reduce the overall demand for, our products or services. Despite our efforts, we may not be successful in achieving compliance if our employees, partners or vendors do not comply with applicable Data Protection Laws, Privacy Policies and Data Protection Obligations, potentially giving rise to any of the aforementioned liabilities and adverse effects.

Government regulation of the Internet, ecommerce and electronic marketing is evolving, and unfavorable changes or failure by us to comply with these regulations could have an adverse effect on our business, financial condition, results of operations and prospects.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet and ecommerce. Existing and future regulations and laws could impede the growth of the Internet, ecommerce or mobile commerce, which could in turn adversely affect our growth. These regulations and laws may involve taxes, tariffs, privacy and data security, anti-spam, content protection, electronic contracts and communications, consumer protection, sales practices and Internet neutrality. It is not clear how existing laws governing issues such as property ownership, sales and other taxes, and consumer privacy apply to the Internet as the vast majority of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or ecommerce. It is possible that general business regulations and laws, or those specifically governing the Internet or ecommerce, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot be sure that our practices have complied, comply or will comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities, customers, suppliers or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, decrease the use of our website and mobile applications by customers and suppliers and may result in the imposition of monetary liabilities and burdensome injunctions. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations. As a result, adverse developments with respect to these laws and regulations could have an adverse effect on our business, financial condition, results of operations and prospects.

We rely on a variety of marketing techniques and practices, including email and social media marketing, online targeted advertising and cookie-based Processing to sell our products and services and to attract new consumers, and we, and our vendors, are subject to various current and future Data Protection Laws and Data Protection Obligations that govern marketing and advertising practices. Governmental authorities continue to evaluate the privacy implications inherent in the use of third-party “cookies” and other methods of online tracking for behavioral advertising and other purposes, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. In recent years, U.S., European and United Kingdom lawmakers and regulators have expressed concern over electronic marketing and related tracking technology. In the European Union/United Kingdom, marketing is defined broadly to include any promotional material and the rules specifically on e-marketing are currently set out in the ePrivacy Directive, as implemented under national laws. In the European Union, the ePrivacy Directive is meant to be replaced by an ePrivacy Regulation, the timing of which is still uncertain. While the ePrivacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is still going through the European legislative process.

The current draft of the ePrivacy Regulation imposes additional opt-in e-marketing rules with limited exceptions for business-to-business communications within the European Union and significantly increases fining powers to €10 million or 2% of the annual global revenues of the noncompliant company, whichever is greater.

Regulation of cookies, web beacons and other tracking technologies may lead to broader restrictions on our online activities, including efforts to understand customers’ and potential customers’ Internet usage and promote ourselves to them. The United Kingdom has implemented the ePrivacy Directive into national law through the U.K. Privacy and Electronic Communications Regulation 2003; however, the ePrivacy Regulation when it comes into effect will have no bearing on the United Kingdom following its withdrawal from the European Union. This again introduces the possibility we will be subject to, and required to comply with, a separate and additional legal regime with respect to electronic marketing and related tracking technology, which may result in substantial costs and may necessitate changes to our business practices, which in turn may otherwise adversely affect our business, reputation, legal exposures, financial condition, results of operations and prospects.

Additionally, some providers of consumer devices, web browsers and mobile app stores have implemented, or announced plans to implement, means to make it easier for Internet users to prevent the placement of cookies or to block other tracking technologies, require additional consents, or limit the ability to track user activity, which could if widely adopted result in the use of third-party cookies and other methods of online tracking becoming significantly less effective. Laws and regulations regarding the use of these cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such technologies could increase our costs of operations and limit our ability to acquire new consumers on cost-effective terms, which, in turn, could have an adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Our Intellectual Property and Information Technology

We may be unable to adequately obtain, maintain, protect and enforce our intellectual property rights.

We regard our brand, consumer lists, trademarks, trade dress, domain names, trade secrets, patents, copyrights, proprietary technology and similar intellectual property as critical to our success. We rely on trademark and copyright law, trade secret protection, and confidentiality agreements with our employees and others to protect our proprietary rights.

Effective intellectual property protection may not be available in every country in which our products are, or may be made, available. The protection of our intellectual property rights may require the expenditure of significant financial, managerial and operational resources. Moreover, the steps we take to protect our intellectual property may not adequately protect our rights or prevent third parties from infringing, misappropriating or otherwise violating our proprietary rights, and we may be unable to broadly enforce all of our intellectual property rights. Any of our intellectual property rights may be challenged by others or invalidated through administrative process or litigation.

Our pending and future trademark applications may never be granted. Additionally, the process of obtaining trademark protection is expensive and time-consuming, and we may be unable to prosecute all necessary or desirable trademark applications at a reasonable cost or in a timely manner. There can be no assurance that our registered trademarks or pending applications, if registered, will adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of trademark and other intellectual property rights are constantly evolving and vary by jurisdiction. We also cannot be certain that others will not independently develop or otherwise acquire equivalent or superior technology or intellectual property rights.

Our pending patent applications may never be granted. The process of obtaining patent protection is expensive and time-consuming. There can be no assurance that our patents or pending applications, if granted, will adequately protect our business.

We further rely on confidentiality agreements to protect our intellectual property rights. Our confidentiality agreements with our employees and certain of our consultants, contract employees, suppliers and independent contractors, including some of our manufacturers who use our designs and formulations to manufacture our products, generally require that all information made known to them be kept strictly confidential. The effectiveness of these agreements are important as some of our formulations have been developed by or with our suppliers and manufacturers. However, the duration of the confidentiality obligations in such agreements may not be sufficient to adequately protect our rights, and we may fail to enter into confidentiality agreements with all parties who have access to our trade secrets or other confidential information. In addition, parties may breach such agreements and disclose our proprietary information, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Even if we are successful in prosecuting such claims, any remedy awarded may be insufficient to fully compensate us for the improper disclosure or misappropriation. In addition, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us and our competitive position would be harmed.

We might be required to spend significant resources to monitor and protect our intellectual property rights. For example, we may initiate claims or litigation against others for infringement, misappropriation or other violation of our intellectual property rights or other proprietary rights or to establish the validity of such rights. However, we may be unable to discover or determine the extent of any such infringement, misappropriation or other violation. Despite our efforts, we may be unable to prevent third parties from committing such infringement, misappropriation or other violation. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which could have an adverse effect on our business, financial condition, results of operations and prospects.

The loss of any registered trademark or other intellectual property could enable other companies to compete more effectively with us.

We consider our trademarks to be valuable assets that reinforce our brand and consumers’ perception of our products. We have invested a significant amount of time and money in establishing and promoting our brand, including via registered trademarks. Our continued success depends, to a significant degree, upon our ability to protect and preserve our registered trademarks and to successfully obtain additional trademark registrations in the future.

We may not be able to obtain trademark protection in all territories that we consider to be important to our business. In addition, we cannot assure you that the steps we have taken to protect our trademarks are adequate, that our trademarks can be successfully defended and asserted in the future or that third parties will not infringe upon or otherwise violate any such rights. Our trademark rights and related registrations may be challenged, opposed, infringed, diluted, tarnished, cancelled, circumvented or declared generic, or determined to be infringing on other marks, as applicable. Additionally, if a court were to determine that we did not take adequate steps to maintain our trademark rights, they could be diminished or extinguished. Failure to protect or maintain our trademark rights could prevent us in the future from challenging third parties who use names and logos similar to our trademarks, which may in turn cause consumer confusion or negatively affect consumers’ perception of our brand and products. Moreover, any trademark disputes may result in a significant distraction for management and significant expense, which may not be recoverable even if we are successful. Such proceedings may be protracted with no certainty of success, and an adverse outcome could subject us to liabilities, force us to cease use of certain trademarks or other intellectual property or force us to enter into licenses with others. Any one of these occurrences could have an adverse effect on our business, financial condition, results of operations and prospects.

The loss of our patents or the abandonment of our patent applications could enable other companies to compete more effectively with us.

We consider our patents and patent applications to be valuable assets that protect our business and provide us with a competitive advantage. We have invested a significant amount of time and money in establishing our issued patents and filing applications for additional patents. Our continued success may depend upon our ability to protect and preserve our issued patents and to successfully prosecute our pending applications.

We may not be successful in obtaining issued patents in all countries that we consider to be important to our business. In addition, we cannot assure you that the steps we have taken to protect our patents are adequate, that our patents can be successfully defended and asserted in the future or that third parties will not infringe upon our current or future patent rights. Our patent applications may be rejected, such that we may have to abandon our applications. Failure to successfully prosecute or defend our patent assets could prevent us in the future from challenging third parties who infringe on our patent rights. Moreover, any patent disputes may result in a significant distraction for management and significant expense, which may not be recoverable regardless of whether we are successful in such disputes. Any one of these occurrences could have an adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to claims or other allegations that we infringe, misappropriate or otherwise violate the intellectual property rights of third parties, which could result in substantial damages and diversion of management’s efforts and attention.

Third parties may claim in the future, that we have infringed, misappropriated or otherwise violated their intellectual property rights. These claims, whether meritorious or not, could be time-consuming, result in considerable litigation costs, result in injunctions against us or the payment of substantial damages by us, require significant amounts of management time or result in the diversion of significant operational resources and expensive changes to our business model, or require us to enter into costly royalty or licensing agreements, if available. In addition, we may be unable to obtain or utilize on terms that are favorable to us, or at all, licenses or other rights with respect to intellectual property we do not own. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims. Any payments we are required to make and any injunctions we are required to comply with as a result of these claims could have an adverse effect on our business, financial condition, results of operations and prospects.

We are increasingly dependent on information technology and our ability to process data in order to operate and sell our goods and services, and if we (or our vendors) are unable to protect against software and hardware vulnerabilities, service interruptions, data corruption, cyber-based attacks, ransomware or security breaches, or if we fail to comply with our commitments and assurances regarding the privacy and security of such data, our operations could be disrupted, our ability to provide our goods and services could be interrupted, our reputation may be harmed and we may be exposed to liability and loss of consumers and business.

We rely on information technology networks and systems and data processing (some of which are managed by third-party service providers) to market, sell and deliver our products and services, to fulfill orders, to Process personal information, confidential or proprietary information, financial information and other information, to manage a variety of business processes and activities, for financial reporting purposes, to operate our business, process orders and to comply with regulatory, legal and tax requirements (which we collectively refer to as “Business Functions”). These information technology networks and systems, and the Processing they perform, may be susceptible to damage, disruptions or shutdowns, software or hardware vulnerabilities, security incidents, ransomware attacks, social engineering attacks, supply-side attacks, failures during the process of upgrading or replacing software, databases or components, power outages, fires, natural disasters, hardware failures, computer viruses, attacks by computer hackers, telecommunication failures, user errors or catastrophic events. We are vulnerable to cyber-based attacks from multiple vectors due to our reliance on third parties to host and develop applications, our own DTC ecommerce operations, and our integration of numerous third-party ecommerce portals. Failure to properly assess our third-party vendors’ cybersecurity and data privacy practices could leave us vulnerable to such attacks. Due to the COVID-19 pandemic, many of our personnel are temporarily working remotely and relying on their own computers, routers and other equipment, which may pose additional data security risks to networks, systems and data. Any material disruption of our networks, systems or data Processing activities, or those of our third-party service providers, could disrupt our ability to undertake, and cause a material adverse impact to, our Business Functions and our business, reputation and financial condition. If our information technology networks and systems or data Processing (or of our third-party service providers) suffers damage, security breaches, vulnerabilities, disruption or shutdown, and we do not effectively resolve the issues in a timely manner, they could cause a material adverse impact to, our Business Functions and our business, reputation and financial condition. Our DTC and ecommerce operations are critical to our business and our financial performance. Our website serves as an effective extension of our marketing strategies by exposing potential new consumers to our brand, product offerings and enhanced content. Due to the importance of our website and DTC operations, any material disruption of our networks, systems or data Processing activities related to our websites and DTC operations could reduce DTC sales and financial performance, damage our brand’s reputation and materially adversely impact our business.

Our policies and practices are not fully formalized and may not be sufficient to ensure the security, privacy, integrity, confidentiality, availability, and authenticity of data Processing, information and information technology networks and systems, and we cannot guarantee that our security measures will prevent security breaches. As such, we may not be able to anticipate or to implement effective preventive and remedial measures against all data security and privacy threats. The recovery systems, security protocols, network protection mechanisms and other security measures that we have integrated into our systems, networks and physical facilities, which are designed to protect against, detect and minimize security breaches, may not be adequate to prevent or detect service interruption, system failure data loss or theft, or other material adverse consequences. No security solution, strategy, or measures can address all possible security threats or block all methods of penetrating a network or otherwise perpetrating a security incident, and the solutions, strategies, and measures that we do implement may not be viewed as sufficient to mitigate these risks. The risk of unauthorized circumvention of our security measures or those of our third-party providers, clients and partners has been heightened by advances in computer and software capabilities and the increasing sophistication of hackers who employ complex techniques, including without limitation, the theft or misuse of personal and financial information, counterfeiting, “phishing” or social engineering incidents, ransomware, extortion, publicly announcing security breaches, account takeover attacks, denial or degradation of service attacks, malware, fraudulent payment and identity theft. Because the techniques used by hackers change frequently, we may be unable to anticipate these techniques or implement adequate preventive measures. Our applications, systems, networks, software and physical facilities could have material vulnerabilities, be breached or personal or confidential information could be otherwise compromised due to employee error or malfeasance, if, for example, third parties attempt to fraudulently induce our personnel or our consumers to disclose information or user names and/or passwords, or otherwise compromise the security of our networks, systems and/or physical facilities. Third parties may also exploit vulnerabilities in, or obtain unauthorized access to, platforms, software, applications, systems, networks, sensitive information, and/or physical facilities utilized by our vendors. Improper access to our systems or databases could result in the theft, publication, deletion or modification of personal information, confidential or proprietary information, financial information and other information. An actual or perceived breach of our security systems or those of our third-party service providers may require notification under applicable data privacy regulations or contractual obligations, or for consumer relations or publicity purposes, which could result in reputational harm, costly litigation (including class action litigation), material contract breaches, liability, settlement costs, loss of sales, regulatory scrutiny, actions or investigations, a loss of confidence in our business, systems and Processing, a diversion of management’s time and attention, and significant fines, penalties, assessments, fees and expenses.

The costs to respond to a security breach and/or to mitigate any security vulnerabilities that may be identified could be significant, our efforts to address these problems may not be successful, and these problems could result in unexpected interruptions, delays, cessation of service, negative publicity, and other harm to our business and our competitive position. We could be required to fundamentally change our business activities and practices in response to a security breach or related regulatory actions or litigation, which could have an adverse effect on our business.

We may have contractual and other legal obligations to notify relevant stakeholders of any security breaches and maintain minimum security standards. Many jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities, and others of security breaches involving certain types of data or requiring the adoption of minimum information security standards that are often vaguely defined and difficult to implement. In addition, our agreements with certain consumers and partners may require us to notify them in the event of a security breach. Such mandatory disclosures are costly, could lead to negative publicity, may cause our consumers to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the actual or perceived security breach, and may cause us to breach consumer or ecommerce or retail customer contracts. Our agreements with certain consumers or ecommerce or retail customers, our representations, or industry standards, may require us to use industry-standard or reasonable measures to safeguard sensitive personal information or confidential information. A security breach could lead to claims by our consumers or ecommerce or retail customers, or other relevant stakeholders that we have failed to comply with such legal or contractual obligations. As a result, we could be subject to legal action or our consumers or ecommerce or retail customers could end their relationships with us. There can be no assurance that any limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages.

We may not have adequate insurance coverage for security incidents or breaches, including fines, judgments, settlements, penalties, costs, attorney fees and other impacts that arise out of incidents or breaches. If the impacts of a security incident or breach, or the successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), it could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage, cyber coverage and coverage for errors and omissions will continue to be available on acceptable terms or that our insurers will not deny coverage as to all or part of any future claim or loss. Our risks are likely to increase as we continue to expand, grow our consumer base, and Process and transmit increasingly large amounts of proprietary and sensitive data.

Risks Related to Conducting Business Internationally

If we cannot successfully manage the unique challenges presented by international markets, we may not be successful in expanding our operations outside the United States.

Our strategy includes the potential expansion of our operations to international markets. We currently sell products through retailers in Canada, the United Kingdom, Australia, certain countries in the European Union, UAE and elsewhere. Although some of our executive officers have experience in international business from prior positions, we have little experience with operations outside the United States. Our ability to successfully execute this strategy is affected by many of the same operational risks we face in expanding our U.S. operations. In addition, our ability to expand internationally may be adversely affected by our inability to identify and gain access to local suppliers, obtain and protect relevant trademarks, domain names, and other intellectual property, as well as by local laws and customs, legal and regulatory constraints, political and economic conditions and currency regulations of the countries or regions in which we may operate in the future. Risks inherent in expanding our operations internationally also include, among others, the costs and difficulties of managing international operations, adverse tax consequences, domestic and international tariffs and other barriers to trade.

In addition, competition is likely to intensify in the international markets in which we expect to expand our operations. Local companies based in markets outside the United States may have a substantial competitive advantage because of their greater understanding of, and focus on, those local markets. Some of our competitors may also be able to develop and grow in international markets more quickly than we will.

Our business activities may be subject to the U.S. Foreign Corrupt Practices Act and similar anti-bribery and anti-corruption laws of other countries in which we operate, as well as U.S. and certain foreign export controls, trade sanctions, and import laws and regulations. Compliance with these legal requirements could limit our ability to compete in foreign markets and subject us to liability if we violate them.

We derive a significant portion of our products from third-party manufacturing and supply partners in foreign countries and territories, including countries and territories perceived to carry an increased risk of corrupt business practices. The U.S. Foreign Corrupt Practices Act, (the “FCPA”) prohibits U.S. corporations and their employees and representatives from, directly or indirectly, offering, promising, making, giving, or authorizing others to give anything of value to any foreign government official, political party or official thereof, or political candidate to influence official action or otherwise in an attempt to obtain or retain business. In addition, the FCPA also requires that we make and keep accurate books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls and compliance procedures designed to prevent violations of anti-corruption laws. We may be held liable for the corrupt or other illegal activities of our employees and representatives, even if we do not explicitly authorize such activities. We cannot assure you that all of our employees and representatives will not take actions in violation of anti-corruption laws for which we may be ultimately held responsible. As we increase our international business, our risks under anti-corruption laws may increase.

In addition, our products may be subject to U.S. and foreign export controls, trade sanctions, and import laws and regulations. Governmental regulation of the import or export of our products, or our failure to obtain any required import or export authorization for our products, when applicable, could harm our international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our products may create delays in the introduction of our products in international markets or, in some cases, prevent the export of our products to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments, and persons targeted by U.S. sanctions.

If we or our employees or representatives are determined to have violated the FCPA, U.S. export control laws and economic sanctions, or any of the anti-corruption, anti-bribery, export control, and sanctions laws in the countries and territories where we and our representatives do business, we could suffer severe fines and penalties, profit disgorgement, injunctions on future conduct, securities litigation, bans on transacting certain business, and other consequences that may have an adverse effect on our business, financial condition, results of operations and prospects. In addition, the costs we may incur in defending against any investigations stemming from our or our employees’ or representatives’ improper actions could be significant. Moreover, any actual or alleged corruption or sanctions concerns in our supply chain could carry significant reputational harm, including negative publicity, loss of goodwill, and decline in share price.

International trade disputes and the U.S. government’s trade policy could adversely affect our business.

International trade disputes could result in tariffs and other protectionist measures that could adversely affect our business. Tariffs could increase the cost of our products and the components and raw materials that go into making them. These increased costs could adversely impact the gross margin that we earn on our products. Countries may also adopt other protectionist measures that could limit our ability to offer our products.

The U.S. government recently has adopted a new approach to trade policy and in some cases has renegotiated, or terminated, certain existing bilateral or multi-lateral trade agreements. It has also initiated tariffs on certain foreign goods and has raised the possibility of imposing significant, additional tariff increases or expanding the tariffs to capture other types of goods. Although the tariffs that have been initiated to date have not had a material impact on our operating results, to the extent that significant additional tariffs are imposed, depending on the extent of such tariffs, they could have a material impact on our operating results.

We cannot predict the extent to which the United States or other countries will impose quotas, duties, tariffs, taxes or other similar restrictions upon the import or export of our products in the future, nor can we predict future trade policy or the terms of any renegotiated trade agreements and their impact on our business. The adoption and expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs, trade agreements or policies has the potential to adversely impact demand for our products, our costs, our consumers, our suppliers, and the U.S. economy, which in turn could have an adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to the Business Combination and BLTS

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to BLTS prior to the consummation of the Business Combination.

A challenge by tax authorities to the Intended Tax Treatment of the Business Combination could result in significant tax liability to ParentCo and Manscaped Unitholders.

The parties to the BCA intend for the Mergers to be treated as a “reorganization” within the meaning of Section 368(a) of the Code, and the Exchange to be treated as a contribution under Section 721 of the Code by Intermediate Holdco of its interest in the Surviving Entity to the Company. Although we believe that the Intended Tax Treatment of such transactions should be respected, this treatment is not binding on tax authorities or the courts. Accordingly, there can be no assurance that the IRS or other tax authorities will not successfully assert that the transactions contemplated by the Restructuring Agreement and BCA fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In such case, Manscaped, Inc. could be treated as recognizing taxable gain in an amount equal to the difference at the time of the Manscaped, Inc. Merger between the fair market value of its assets and its adjusted basis in such assets, with ParentCo succeeding to any tax liability attributable to the recognition of such gain. This treatment could also result in the recognition of gain by Manscaped Unitholders on a deemed disposition of the stock of Manscaped, Inc.

For a more complete discussion of the U.S. federal income tax considerations of the Mergers to Manscaped Unitholders, see “U.S. Federal Income Tax Considerations — Tax Consequences of the Mergers to Manscaped Unitholders.”

The Sponsor and each director and officer of BLTS have agreed to vote in favor of the Business Combination, regardless of how BLTS’s public stockholders vote.

Unlike some other blank check companies in which the initial stockholders agree to vote their shares in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination, the Sponsor and each director and officer of BLTS have agreed to, among other things, vote in favor of the BCA and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, the Sponsor and BLTS’s directors and officers own 20.0% of the issued and outstanding BLTS Common Stock.

Neither the BLTS board of directors nor any committee thereof obtained a third party valuation in determining whether or not to pursue the Business Combination.

Neither the BLTS board of directors nor any committee thereof is required to obtain an opinion that the price that we are paying for Manscaped is fair to us from a financial point of view. Neither the BLTS board of directors nor any committee thereof obtained a third party valuation in connection with the Business Combination. In analyzing the Business Combination, the BLTS board of directors and management conducted due diligence on Manscaped. The BLTS board of directors reviewed comparisons of selected financial data of Manscaped with its peers in the industry and the financial terms set forth in the BCA, and concluded that the Business Combination was in the best interest of BLTS’s stockholders. Accordingly, investors will be relying solely on the judgment of the BLTS board of directors and management in valuing Manscaped, and the BLTS board of directors and management may not have properly valued such businesses. The lack of a third party valuation may also lead an increased number of stockholders to vote against the Business Combination or demand redemption of their shares, which could potentially impact our ability to consummate the Business Combination.

We may be forced to close the Business Combination even if we determined it is no longer in our stockholders’ best interest.

Our public stockholders are protected from a material adverse event of Manscaped arising between the date of the BCA and the Closing primarily by the right to redeem their public shares for a pro rata portion of the funds held in the trust account, calculated as of two business days prior to the vote at the Special Meeting. Accordingly, if a material adverse event were to occur after approval of the Condition Precedent Proposals at the Special Meeting, we may be forced to close the Business Combination even if we determine it is no longer in our stockholders’ best interest to do so (as a result of such material adverse event) which could have a significant negative impact on our business, financial condition or results of operations.

Additionally, if we do not obtain stockholder approval at the Special Meeting, Manscaped can continually obligate us to hold additional extraordinary general meetings to vote on the Condition Precedent Proposals until the earlier of such stockholder approval being obtained and the Agreement End Date. This could limit our ability to seek an alternative business combination that our stockholders may prefer after such initial vote.

Since the Sponsor and BLTS’s directors and executive officers have interests that are different, or in addition to (and which may conflict with), the interests of our stockholders, a conflict of interest may have existed in determining whether the Business Combination with Manscaped is appropriate as our initial business combination. Such interests include that Sponsor will lose its entire investment in us if our business combination is not completed.

When you consider the recommendation of BLTS’s board of directors in favor of approval of the BCA Proposal, you should keep in mind that the Sponsor and BLTS’s directors and officers have interests in such proposal that are different from, or in addition to, those of BLTS stockholders and warrant holders generally. These interests include, among other things, the interests listed below:

•        If BLTS does not consummate a business combination by January 11, 2023 (or if such date is extended at a duly called extraordinary general meeting, such later date), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. In such event, the 5,630,000 shares of BLTS Class B Common Stock owned by the Sponsor and the 120,000 shares of BLTS Class B Common Stock directly owned by BLTS’s independent directors, in aggregate, would be worthless because following the redemption of the public shares, BLTS would likely have few, if any, net assets and because the Sponsor and BLTS’s independent directors have agreed to waive its rights to liquidating distributions from the trust account if BLTS fails to complete a business combination within the required period. The Sponsor purchased the shares of BLTS Class B Common Stock prior to BLTS’s initial public offering for approximately $0.004 per share and BLTS’s Chief Executive Officer and Director, Michael Mahan, has an economic interest in such shares. The 5,175,000 shares of ParentCo Class A Common Stock that the Sponsor and BLTS’s directors and officers (excluding the Sponsor Related PIPE Investors) will hold following the ParentCo Merger (after taking into account Sponsor’s exchange of 5,630,000 outstanding shares of BLTS Class B Common Stock for

5,055,000 shares of BLTS Class A Common Stock), if unrestricted and freely tradable, would have had an aggregate market value of $51.2 million based upon the closing price of $9.89 per public share on Nasdaq on January 5, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus. Given such shares of ParentCo Class A Common Stock will be subject to certain restrictions, including those described above, BLTS believes such shares have less value.

•        The Sponsor (including its representatives and affiliates) and BLTS’s directors and officers, may in the future become, affiliated with entities that are engaged in a similar business to BLTS. The Sponsor and BLTS’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to BLTS completing its initial business combination (assuming BLTS has entered into the BCA). Moreover, certain of BLTS’s directors and officers have time and attention requirements for investment funds of which affiliates of the Sponsor are the investment managers. BLTS’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to BLTS, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in BLTS’s favor and such potential business opportunities may be presented to other entities prior to their presentation to BLTS, subject to applicable fiduciary duties under Delaware law. BLTS Governing Documents provide that BLTS renounces its interest in any corporate opportunity offered to any director or officer of BLTS which may be an opportunity for such director, on the one hand, or BLTS, on the other.

•        BLTS’s existing directors and officers will be eligible for continued indemnification and continued coverage under BLTS’s directors’ and officers’ liability insurance after the Business Combination and pursuant to the BCA.

•        In the event that BLTS fails to consummate a business combination within the prescribed time frame (pursuant to the BLTS Governing Documents), or upon the exercise of a redemption right in connection with the Business Combination, BLTS will be required to provide for payment of claims of creditors that were not waived that may be brought against BLTS within the ten years following such redemption. In order to protect the amounts held in BLTS’s trust account, the Sponsor has agreed that it will be liable to BLTS if and to the extent any claims by a third party (other than BLTS’s independent auditors) for services rendered or products sold to BLTS, or a prospective target business with which BLTS has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case, net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under the indemnity of the underwriters of BLTS’s IPO against certain liabilities, including liabilities under the Securities Act.

•        In order to finance transaction costs in connection with BLTS’s initial business combination (including any amounts which are currently outstanding), the Sponsor or an affiliate of the Sponsor, or certain of BLTS’s officers and directors may, but are not obligated to, loan funds to BLTS as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes that would each become due and payable in full, without interest, upon completion of BLTS’s initial business combination, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon completion of a business combination into warrants at a price of $1.00 per warrant. Such warrants would be identical to BLTS’s private placement warrants. In the event that BLTS does not complete its initial business combination within the prescribed time frame, BLTS may use a portion of its working capital held outside of its trust account to repay any Working Capital Loans made to BLTS, but no proceeds held in the trust account would be used to repay such Working Capital Loans, and the applicable related party lender or lenders may not be able to recover the value it or they have loaned to BLTS pursuant to such Working Capital Loans.

•        Pursuant to the Registration Rights Agreement, the Sponsor, certain of BLTS’s directors and officers and the Major Company Equityholders will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of ParentCo Common Stock and warrants held by such parties following the consummation of the Business Combination.

The existence of financial and personal interests of one or more of BLTS’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BLTS and its stockholders and what he, she or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. In addition, BLTS’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section titled “Certain Relationships and Related Persons Transactions” for a further discussion of these considerations.

The personal and financial interests of the Sponsor and BLTS’s directors and officers may have influenced their motivation in identifying and selecting Manscaped as a business combination target, completing an initial business combination with Manscaped and influencing the operation of the business following the initial business combination. In considering the recommendations of BLTS’s board of directors to vote for the proposals, its stockholders should consider these interests.

The exercise of BLTS’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in BLTS’s stockholders’ best interest.

In the period leading up to the Closing, events may occur that, pursuant to the BCA, would require BLTS to agree to amend the BCA, to consent to certain actions taken by Manscaped or to waive rights that BLTS is entitled to under the BCA. Such events could arise because of changes in the course of Manscaped’s business or a request by Manscaped to undertake actions that would otherwise be prohibited by the terms of the BCA. In any of such circumstances, it would be at BLTS’s discretion, acting through its board of directors, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors (and described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is best for BLTS and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, BLTS does not believe there will be any changes or waivers that BLTS’s directors and executive officers would be likely to make after stockholder approval of the BCA Proposal has been obtained. While certain changes could be made without further stockholder approval, BLTS will circulate a new or amended proxy statement/prospectus and resolicit BLTS’s stockholders if changes to the terms of the transaction that would have a material impact on its stockholders are required prior to the vote on the BCA Proposal.

We and Manscaped will incur significant transaction and transition costs in connection with the Business Combination.

We and Manscaped have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. We and Manscaped may also incur additional costs to retain key employees. Certain transaction expenses incurred in connection with the BCA (including the Business Combination), including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be paid by ParentCo following the closing of the Business Combination.

We may not have sufficient funds to satisfy indemnification claims of our directors and executive officers.

We have agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the trust account and to not seek recourse against the trust account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by us only if (i) we have sufficient funds outside of the trust account or (ii) we consummate an initial business combination. Our obligation to indemnify our officers and directors may discourage stockholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

Legal proceedings in connection with the Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the business combination.

In connection with business combination transactions similar to the proposed Business Combination, it is not uncommon for lawsuits to be filed against the parties and/or their respective directors and officers alleging, among other things, that the proxy statement/prospectus/consent solicitation statement provided to stockholders contains false and misleading statements and/or omits material information concerning the transaction. Although no such lawsuits have yet been filed in connection with the Business Combination, it is possible that such actions may arise and, if such actions do arise, they generally seek, among other things, injunctive relief and an award of attorneys’ fees and expenses. Defending such lawsuits could require the BLTS and/or Manscaped to incur significant costs and draw the attention of the BLTS’s and Manscaped’s management teams away from the Business Combination. Further, the defense or settlement of any lawsuit or claim that remains unresolved at the time the Business Combination is consummated may adversely affect the combined company’s business, financial condition, results of operations and cash flows. Such legal proceedings could delay or prevent the Business Combination from becoming effective within the expected timeframe.

The announcement of the proposed Business Combination could disrupt ParentCo’s relationships with Manscaped employees, customers, suppliers, business partners and others, as well as its operating results and business generally.

Whether or not the Business Combination and related transactions are ultimately consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the Business Combination on Manscaped’s business include the following:

•        its employees may experience uncertainty about their future roles, which might adversely affect ParentCo’s ability to retain and hire key personnel and other employees;

•        customers, suppliers, business partners and other parties with which Manscaped maintains business relationships may experience uncertainty about its future and seek alternative relationships with third parties, seek to alter their business relationships with ParentCo or fail to extend an existing relationship with ParentCo; and

•        ParentCo has expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed Business Combination.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact ParentCo’s results of operations and cash available to fund its business.

The historical financial results of Manscaped and unaudited pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what ParentCo’s actual financial position or results of operations would have been.

The historical financial results of Manscaped included in this proxy statement/prospectus do not reflect the financial condition, results of operations or cash flows it would have achieved as a standalone Surviving Corporation during the periods presented or those ParentCo will achieve in the future. This is primarily the result of the following factors: (i) ParentCo will incur additional ongoing costs as a result of the Business Combination, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act; and (ii) ParentCo’s capital structure will be different from that reflected in Manscaped’s historical financial statements. ParentCo’s financial condition and future results of operations could be materially different from amounts reflected in its historical financial statements included elsewhere in this proxy statement/prospectus, so it may be difficult for investors to compare ParentCo’s future results to historical results or to evaluate its relative performance or trends in its business.

Similarly, the unaudited pro forma financial information in this proxy statement/prospectus is presented for illustrative purposes only and has been prepared based on a number of assumptions including, but not limited to, BLTS being treated as the “acquired” company for financial reporting purposes in the Business Combination, the total debt obligations and the cash and cash equivalents of Manscaped on the Closing Date and the number of shares of BLTS Class A Common Stock that are redeemed in connection with the Business Combination. Accordingly, such pro forma financial information may not be indicative of ParentCo’s future operating or financial performance and ParentCo’s actual financial condition and results of operations may vary materially from ParentCo’s pro forma results of operations and balance sheet contained elsewhere in this proxy statement/prospectus, including as a result of such assumptions not being accurate. See the section titled “Selected Unaudited Pro Forma Condensed Combined Financial Information.”

We have a specified maximum redemption threshold. This redemption threshold may make it more difficult for us to complete the Business Combination as contemplated.

The BCA provides that Manscaped’s obligation to consummate the Business Combination is conditioned on, among other things, that as of the Closing, (i) the amount of cash available in (x) the trust account into which substantially all of the proceeds of our initial public offering and private placements of our warrants have been deposited for the benefit of BLTS, certain of our public stockholders and the underwriters of our initial public offering (the “Trust Account”), after deducting the amount required to satisfy our obligations to our stockholders (if any) that exercise their rights to redeem their shares of BLTS Class A Common Stock pursuant to the BLTS Governing Documents (but prior to payment of (a) any deferred underwriting commissions being held in the Trust Account and (b) any transaction expenses of BLTS or its affiliates) (the “Trust Amount”) plus (y) the PIPE Investment, is at least equal to or greater than $75 million (the “Minimum Cash Condition”), provided, that, Sponsor or any of its or its members’ affiliates shall have the right, but not the obligation, prior to the Closing to acquire common stock of ParentCo (on the same terms and conditions as set forth in the Subscription Agreements) and the proceeds of such acquisition shall constitute additional available cash.

The closing of the PIPE Investment is conditioned on, among other things, that no more than 75% of the BLTS Class A Common Stock eligible for redemption, based upon not only the terms of BLTS’s certificate of incorporation but also any contractual arrangements between a holder of BLTS common shares and BLTS, shall have been submitted to BLTS for redemption and not withdrawn prior to the Closing. If more than 75% of the BLTS Class A Common Stock eligible for redemption is submitted to BLTS for redemption and not withdrawn prior to Closing, and the PIPE Investors do not waive this condition, Manscaped may still waive the Minimum Cash Condition, which would release certain PIPE Investors from their obligations to purchase shares of ParentCo at Closing. In such an event, the cash held by ParentCo and its subsidiaries (including Manscaped) in the aggregate, after the Closing may not be sufficient to allow us to operate and pay our bills as they become due. Furthermore, our affiliates are not obligated to make loans to us in the future (other than the Sponsor’s commitment to provide us loans in order to finance transaction costs in connection with a business combination). We may be unable to take such actions as may be desirable in order to optimize the capital structure of ParentCo after consummation of the Business Combination and we may not be able to raise additional financing from unaffiliated parties necessary to fund our expenses and liabilities after the Closing. Any such event in the future may negatively impact the analysis regarding our ability to continue as a going concern at such time.

If the Trust Amount when added to the PIPE Investment (such aggregate amount, the “Available Cash”) is equal to or greater than the Minimum Available Cash Amount, then this condition will be deemed to have been satisfied (such condition, the “Minimum Cash Condition”). This condition is for the sole benefit of Manscaped. If such condition is not met, and such condition is not or cannot be waived under the terms of the BCA, then the BCA could terminate and the proposed Business Combination may not be consummated. In addition, pursuant to the BLTS Governing Documents, in no event will BLTS redeem public shares in an amount that would cause ParentCo’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

There can be no assurance that Manscaped could and would waive the Minimum Cash Condition. Furthermore, as provided in the BLTS Governing Documents, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. If such conditions are not met, and such conditions are not or cannot be waived under the terms of the BCA, then the BCA could terminate and the proposed Business Combination may not be consummated.

If such conditions are waived and the Business Combination is consummated with less than the Minimum Available Cash Amount in the trust account, the cash held by ParentCo and its subsidiaries (including Manscaped) in the aggregate, after the Closing may not be sufficient to allow us to operate and pay our bills as they become due. Furthermore, our affiliates are not obligated to make loans to us in the future (other than the Sponsor’s commitment to provide us loans in order to finance transaction costs in connection with a business combination). The additional exercise of redemption rights with respect to a large number of our public stockholders may make us unable to take such actions as may be desirable in order to optimize the capital structure of ParentCo after consummation of the

Business Combination and we may not be able to raise additional financing from unaffiliated parties necessary to fund our expenses and liabilities after the Closing. Any such event in the future may negatively impact the analysis regarding our ability to continue as a going concern at such time.

Deferred underwriting fees in connection with the IPO and payable at the consummation of the Business Combination will not be adjusted to account for redemptions by the Public Stockholders; if the Public Stockholders exercise their redemption rights, the amount of effective total underwriting commissions as a percentage of the aggregate proceeds from the IPO will increase.

The underwriters in the IPO are entitled to deferred underwriting commissions totaling $7,568,750 upon the consummation of the Business Combination, such amounts being held in the Trust Account until the consummation of the Business Combination. Such amounts will not be adjusted to account for redemptions of BLTS Class A Common Stock by the Public Stockholders. Accordingly, the amount of effective total underwriting commissions as a percentage of the aggregate proceeds from the IPO will increase as the number of shares of BLTS Class A Common Stock redeemed increases. If no Public Stockholders exercise redemption rights with respect to their shares of BLTS Class A Common Stock, the amount of effective underwriting commissions due to the underwriters upon the consummation of the Business Combination will represent 3.29% of the aggregate proceeds from the IPO retained by BLTS. If Public Stockholders exercise redemption rights with respect to 5,750,000 shares of BLTS Class A Common Stock, the amount of effective underwriting commissions due to the underwriters upon the consummation of the Business Combination will represent 4.39% of the aggregate proceeds from the IPO retained by BLTS taking into account such redemptions. If Public Stockholders exercise redemption rights with respect to 11,500,000 shares of BLTS Class A Common Stock, the amount of effective underwriting commissions due to the underwriters upon the consummation of the Business Combination will represent 6.58% of the aggregate proceeds from the IPO retained by BLTS taking into account such redemptions. If Public Stockholders exercise redemption rights with respect to 17,250,000 shares of BLTS Class A Common Stock, the amount of effective underwriting commissions due to the underwriters upon the consummation of the Business Combination will represent 13.16% of the aggregate proceeds from the IPO retained by BLTS taking into account such redemptions.

Public stockholders who wish to redeem their public shares for a pro rata portion of the trust account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If BLTS stockholders fail to comply with the redemption requirements specified in this proxy statement/consent solicitation statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the trust account.

A public stockholder will be entitled to receive cash for any public shares to be redeemed only if such public stockholder: (i)(a) holds public shares, or (b) if the public stockholder holds public shares through units, the public stockholder elects to separate its units into the underlying public shares and public warrants prior to exercising its redemption rights with respect to the public shares; (ii) submits a written request to Continental, BLTS’s transfer agent, in which it (a) requests that ParentCo redeem all or a portion of its public shares for cash, and (b) identifies itself as a beneficial holder of the public shares and provides its legal name, phone number, and address; and (iii) delivers its share certificates (if any) and other redemption forms (as applicable) to Continental physically or electronically through DTC. Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to            , Pacific Time, on            , 2022 (two business days before the extraordinary general meeting) in order for their shares to be redeemed. In order to obtain a physical share certificate, a public stockholder’s broker and/or clearing broker, DTC and Continental, will need to act to facilitate this request. It is BLTS’s understanding that public stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because BLTS does not have any control over this process or over DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, public stockholders who wish to redeem their public shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

If the Business Combination is consummated, and if a public stockholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to Continental, ParentCo will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of the initial public offering, calculated as of two business days prior to the consummation of the Business Combination. Please see the section titled “Special Meeting of BLTS — Redemption Rights” for additional information on how to exercise your redemption rights.

If a public stockholder fails to receive notice of BLTS’s offer to redeem public shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

If, despite BLTS’s compliance with the proxy rules, a public stockholder fails to receive BLTS’s proxy materials, such public stockholder may not become aware of the opportunity to redeem his, her, or its public shares. In addition, the proxy materials that BLTS is furnishing to holders of public shares in connection with the Business Combination describes the various procedures that must be complied with in order to validly redeem the public shares. In the event that a public stockholder fails to comply with these procedures, its public shares may not be redeemed. Please see the section titled “Special Meeting of BLTS — Redemption Rights” for additional information on how to exercise your redemption rights.

If you or a “group” of stockholders of which you are a part are deemed to hold an aggregate of more than 15% of the public shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the public shares.

A public stockholder, together with any of his, her, or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her, or its shares or, if part of such a group, the group’s shares, in excess of 15% of the public shares. In order to determine whether a stockholder is acting in concert or as a group with another stockholder, BLTS will require each public stockholder seeking to exercise redemption rights to certify to BLTS whether such stockholder is acting in concert or as a group with any other stockholder. Such certifications, together with other public information relating to stock ownership available to BLTS at that time, such as Section 13D, Section 13G, and Section 16 filings under the Exchange Act, will be the sole basis on which BLTS makes the above-referenced determination. Your inability to redeem any such excess shares will reduce your influence over BLTS’s ability to consummate the Business Combination and you could suffer a material loss on your investment in BLTS if you sell such excess shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such excess shares if BLTS consummates the Business Combination. As a result, you will continue to hold that number of shares aggregating to more than 15% of the public shares and, in order to dispose of such excess shares, would be required to sell your stock in open market transactions, potentially at a loss. BLTS cannot assure you that the value of such excess shares will appreciate over time following the Business Combination or that the market price of the public shares will exceed the per-share redemption price. Notwithstanding the foregoing, stockholders may challenge BLTS’s determination as to whether a stockholder is acting in concert or as a group with another stockholder in a court of competent jurisdiction.

However, BLTS stockholders’ ability to vote all of their shares (including such excess shares) for or against the Business Combination is not restricted by this limitation on redemption.

There is no guarantee that a public stockholder’s decision whether to redeem its shares for a pro rata portion of the trust account will put the public stockholder in a better future economic position.

BLTS can give no assurance as to the price at which a public stockholder may be able to sell its public shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in BLTS share price, and may result in a lower value realized now than a public stockholder might realize in the future had the public stockholder not redeemed its shares. Similarly, if a public stockholder does not redeem its shares, the public stockholder will bear the risk of ownership of the public shares after the consummation of any initial business combination, and there can be no assurance that a public stockholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/consent solicitation statement/prospectus. A public stockholder should consult the public stockholder’s own financial advisor for assistance on how this may affect his, her, or its individual situation.

The Sponsor, the existing equityholders of Manscaped or our or their respective directors, officers, advisors or respective affiliates may elect to purchase shares or warrants from public stockholders prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of our securities.

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing equityholders of Manscaped or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future, or (iii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Condition Precedent Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of BLTS’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the existing equityholders of Manscaped or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the BLTS Common Stock, represented in person or by proxy and entitled to vote at the Special Meeting, vote in favor of the Transaction Proposals, (2) satisfaction of the Minimum Cash Condition, (3) otherwise limiting the number of public shares electing to redeem and (4) BLTS’s net tangible assets (as determined in accordance with Rule 3a51(g)(1) of the Exchange Act) being at least $5,000,001. A purchase of warrants by the Sponsor, the existing equityholders of Manscaped or our or their respective directors, officers, advisors or respective affiliates may have the effect of increasing share ownership of Manscaped on a fully diluted basis.

Entering into any such arrangements may have a depressive effect on the BLTS Common Stock (e.g., by giving an investor or holder the ability to effectively purchase shares or warrants at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares or warrants by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. In addition, if such purchases are made, the public “float” of our securities and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share redemption amount received by stockholders may be less than $10.00 per share (which was the offering price per unit in our initial public offering).

Our placing of funds in the trust account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent auditors), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of our public shares, if we have not completed our business combination within the required time period, or upon the exercise of a redemption right in connection with our business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per share redemption amount received by public stockholders could be less than the $10.00 per public share initially held in the trust account, due to claims of such creditors.

The Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent auditors) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (1) $10.00 per public share or (2) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of our company. The Sponsor may not have sufficient funds available to satisfy those obligations. We have not asked the Sponsor to reserve for such obligations, and therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the trust account, the funds available for our business combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete our business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our directors or officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

If, after we distribute the proceeds in the trust account to our public stockholders, BLTS files a bankruptcy case or an involuntary bankruptcy case is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our board of directors may be exposed to claims of punitive damages.

If, after we distribute the proceeds in the trust account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our stockholders. In addition, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, by paying public stockholders from the trust account prior to addressing the claims of creditors, thereby exposing itself and us to claims of punitive damages. We cannot assure you that claims will not be brought against us for these reasons.

If, before distributing the proceeds in the trust account to our public stockholders, we file a bankruptcy case or an involuntary bankruptcy case is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our stockholders and the per share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the trust account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the trust account, the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.

Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we are forced to enter into an insolvent liquidation, any distributions received by stockholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors or may have acted in bad faith, and thereby exposing themselves and our company to claims, by paying public stockholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

The public stockholders will experience immediate dilution as a consequence of the issuance of ParentCo Common Stock as consideration in the Business Combination and the PIPE Investment and due to future issuances pursuant to the Manscaped Holdings, Inc. 2022 Omnibus Incentive Plan and the Manscaped Holdings 2022 Management Incentive Plan and pursuant to the earnout provisions of the Business Combination Agreement and the Amended Manscaped LLC Agreement. Having a minority share position may reduce the influence that our current stockholders have on the management of ParentCo.

It is anticipated that, following the Business Combination, (1) BLTS’s public stockholders are expected to own approximately 18.12% of the outstanding ParentCo Common Stock, (2) Manscaped Unitholders (without taking into account any public shares held by Manscaped Unitholders prior to the consummation of the Business Combination) are expected to own approximately 71.38% of the outstanding ParentCo Common Stock, (3) the Sponsor and related parties (including the Sponsor Related PIPE Investors) are expected to collectively own approximately 4.51% of the outstanding ParentCo Common Stock (after the exchange of 5,630,000 shares of BLTS Class B Common Stock for 5,055,000 shares of BLTS Class A Common Stock pursuant to the Sponsor Support Agreement) and (4) the Third Party PIPE Investors are expected to own approximately 5.99% of the outstanding ParentCo Common Stock. These percentages assume (i) that no public stockholders exercise their redemption rights in connection with the Business Combination, (ii) no exercise of the public warrants, (iii) that Sponsor exchanges its 5,630,000 shares of BLTS Class B Common Stock for 5,055,000 shares of BLTS Class A Common Stock pursuant to the Sponsor Support Agreement, (iv) full conversion of the outstanding LLC Units of Manscaped Holdings into ParentCo Class A Common Stock; and (v) that (x) ParentCo issues or reserves for issuance 76,778,705 shares of ParentCo Common Stock to certain Manscaped Unitholders as part of the consideration in connection with the Manscaped, Inc. Merger (but not including 38,270,011 shares of ParentCo Class A Common Stock that may be issued after the Business Combination, to certain stockholders of Manscaped, Inc. prior to the Manscaped, Inc. Merger and certain equityholders of Manscaped Holdings following the Business Combination, upon the achievement of certain milestones as further described herein) and (y) ParentCo issues approximately 8,153,483 shares of ParentCo Common Stock to the PIPE Investors pursuant to the PIPE Investment. If the actual facts are different from these assumptions, the percentage ownership retained by the Company’s existing stockholders in ParentCo will be different.

In addition, Manscaped management teams, employees and consultants hold, and after Business Combination, are expected to be granted, equity awards under the Manscaped Holdings, Inc. 2022 Omnibus Incentive Plan and the Manscaped Holdings 2022 Management Incentive Plan. You will experience additional dilution when those equity awards and purchase rights become vested and settled or exercisable, as applicable, for shares of ParentCo Common Stock.

In addition, additional shares of ParentCo Common Stock may be issued following the Business Combination upon the achievement of certain milestones pursuant to certain earnout provisions of the Business Combination Agreement. You will experience additional dilution if those shares are issued. See “BCA Proposal — Earnout” for more information.

The issuance of additional common stock will significantly dilute the equity interests of existing holders of BLTS securities and may adversely affect prevailing market prices for our units, public shares or public warrants.

Public Stockholders who redeem their shares of BLTS Class A Common Stock may continue to hold any warrants that they own, which results in additional dilution to non-redeeming holders upon exercise of the warrants.

Public stockholders who redeem their shares of BLTS Class A Common Stock may continue to hold any warrants that they owned prior to redemption, which results in additional dilution to non-redeeming holders upon exercise of such warrants. Assuming the maximum redemption of the shares of BLTS Class A Common Stock held by the redeeming Public Stockholders, 8,625,000 warrants would be retained by redeeming Public Stockholders with an aggregate market value of $            , based on the market price of $            per warrant as of ,            2022. As a result, the redeeming Public Stockholders would recoup their entire investment and continue to hold public warrants with an aggregate market value of $            , while non-redeeming Public Stockholders would suffer additional dilution in their percentage ownership and voting interest of Manscaped upon exercise of the FirstMark Warrants held by redeeming Public Stockholders.

Even if the Business Combination is consummated, the public warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 65% of the then outstanding public warrants approve of such amendment.

The warrants were issued in registered form under a Warrant Agreement between Continental, as warrant agent, and BLTS. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants and, solely with respect to any amendment to the terms of the private placement warrants or any provision of the warrant agreement with respect to the private placement warrants, 65% of the number of the then outstanding private placement warrants. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 65% of the then outstanding public warrants approve of such amendment. Although our ability to amend the terms of the public warrants with the consent of at least 65% of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of shares of ParentCo Common Stock purchasable upon exercise of a warrant.

Our warrants are accounted for as liabilities and the changes in value of our warrants could have a material effect on our financial results.

On April 12, 2021, the SEC issued a statement (the “Statement”) discussing the accounting implications of certain terms that are common in warrants issued by special purpose acquisition companies (“SPACs”). In light of the Statement and guidance in ASC 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity,” our management evaluated the terms of the Warrant Agreement entered into in connection with its initial public offering and concluded that its public warrants and private placement warrants (together, the “Warrants”) include provisions that, based on the Statement, preclude the Warrants from being classified as components of equity. As a result, we have classified the Warrants as liabilities. Under this accounting treatment, we are required to measure the fair value of the Warrants at the end of each reporting period and recognize changes in the fair value from the prior period in our operating results for the current period. As a result of the recurring fair value measurement, our financial statements and results of operations may fluctuate quarterly based on factors which are outside our control. We expect that we will recognize non-cash gains or losses due to the quarterly fair valuation of our Warrants and that such gains or losses could be material.

BLTS’s and Manscaped’s ability to consummate the Business Combination, and the operations of ParentCo following the Business Combination, may be materially adversely affected by the COVID-19 pandemic.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which has and is continuing to spread throughout the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a “Public Health Emergency of International Concern.” On January 31, 2020, the U.S. Department of Health and Human Services declared a public health emergency for the United States to aid the U.S., and on March 11, 2020, the World Health Organization characterized the COVID-19 outbreak as a “pandemic.”

The COVID-19 pandemic has resulted, and other infectious diseases could result, in a widespread health crisis that has and could continue to adversely affect the economies and financial markets worldwide, which may delay or prevent the consummation of the Business Combination, and the business of Manscaped or ParentCo following the Business Combination could be materially and adversely affected. The extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

The parties will be required to consummate the Business Combination even if Manscaped, its business, financial condition and results of operations are materially affected by COVID-19. The disruptions posed by COVID-19 have continued, and other matters of global concern may continue, for an extensive period of time, and if Manscaped is unable to recover from business disruptions due to COVID-19 or other matters of global concern on a timely basis, Manscaped’ ability to consummate the Business Combination and ParentCo’s financial condition and results of operations following the Business Combination may be materially adversely affected. Each of Manscaped and ParentCo may also incur additional costs due to delays caused by COVID-19, which could adversely affect ParentCo’s financial condition and results of operations.

Past performance by our management team may not be indicative of future performance of an investment in ParentCo.

Past performance by our and Manscaped’s management teams is not a guarantee of success with respect to the Business Combination. You should not rely on the historical record of our and Manscaped’s management teams as indicative of the future performance of an investment in ParentCo or the returns ParentCo will, or is likely to, generate going forward.

The scope of due diligence BLTS has conducted in conjunction with the Business Combination may be different than would typically be conducted in the event Manscaped pursued an underwritten initial public offering, and you may be less protected as an investor from any material issues with respect to Manscaped’s business, including any material omissions or misstatements contained in the registration statement or this proxy statement/prospectus than an investor in an initial public offering.

The scope of due diligence BLTS has conducted in conjunction with the Business Combination may be different than would typically be conducted in the event Manscaped pursued an underwritten initial public offering. In a typical initial public offering, the underwriters of the offering conduct due diligence on the company to be taken public, and following the offering, the underwriters are subject to liability to private investors for any material misstatements or omissions in the registration statement. While potential investors in an initial public offering typically have a private right of action against the underwriters of the offering for any of these material misstatements or omissions, there are no underwriters of the Manscaped Class A Common Stock that will be issued pursuant to the registration statement and thus no corresponding right of action is available to investors in the Business Combination, for any material misstatements or omissions in the registration statement or this proxy statement/prospectus. Therefore, as an investor in the Business Combination, you may be exposed to future write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on Manscaped’s financial condition and its share price, which could cause you to lose some or all of your investment without certain recourse against any underwriter that may be available in an underwritten public offering.

If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of BLTS’s securities or, following the Closing, ParentCo’s securities, may decline.

If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of BLTS’s securities prior to the Closing may decline. The market values of ParentCo’s securities at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus, or the date on which BLTS’s stockholders vote on the Business Combination.

In addition, following the Business Combination, fluctuations in the price of ParentCo’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for Manscaped’s securities. Accordingly, the valuation ascribed to Manscaped may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for ParentCo’s securities develops and continues, the trading price of ParentCo’s securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond ParentCo’s control. Any of the factors listed below could have a negative impact on your investment in ParentCo’s securities and ParentCo’s securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of ParentCo’s securities may not recover and may experience a further decline.

Factors affecting the trading price of ParentCo’s securities may include:

•        actual or anticipated fluctuations in ParentCo’s quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

•        changes in the market’s expectations about ParentCo’s operating results;

•        success of competitors;

•        failure to attract analyst coverage for ParentCo’s stock or one or more analysts ceases coverage of ParentCo’s stock or fails to publish reports on ParentCo regularly;

•        ParentCo’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

•        changes in financial estimates and recommendations by securities analysts concerning ParentCo’s or the transportation industry in general;

•        operating and share price performance of other companies that investors deem comparable to ParentCo’s;

•        ParentCo’s ability to market new and enhanced products and technologies on a timely basis;

•        changes in laws and regulations affecting ParentCo’s business;

•        ParentCo’s ability to meet compliance requirements;

•        commencement of, or involvement in, litigation involving ParentCo;

•        changes in ParentCo’s capital structure, such as future issuances of securities or the incurrence of debt;

•        the volume of ParentCo’s shares of common stock available for public sale;

•        any major change in ParentCo’s board of directors or management;

•        sales of substantial amounts of ParentCo’s shares of common stock by ParentCo’s directors, executive officers or significant stockholders or the perception that such sales could occur; and

•        general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of ParentCo’s securities irrespective of ParentCo’s operating performance. The stock market in general, and Nasdaq in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of ParentCo’s securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to ParentCo’s could depress ParentCo’s share price regardless of ParentCo’s business, prospects, financial conditions or results of operations. A decline in the market price of ParentCo’s securities also could adversely affect ParentCo’s ability to issue additional securities and ParentCo’s ability to obtain additional financing in the future.

BLTS is subject to, and ParentCo will be subject to, changing law and regulations regarding regulatory matters, corporate governance, and public disclosure that have increased both BLTS’s costs and the risk of non-compliance and will increase both ParentCo’s costs and the risk of non-compliance.

BLTS is, and ParentCo will be, subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. BLTS’s efforts to comply with new and changing laws and regulations have resulted in, and ParentCo’s efforts to comply likely will result in, increased general and administrative expenses and a diversion of management time and attention.

Moreover, because these laws, regulations, and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to ParentCo’s disclosure and governance practices. If BLTS fails to address and comply with these regulations and any subsequent changes, BLTS may be subject to penalty and BLTS’s business may be harmed.

Risks Related to ParentCo

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to ParentCo following the consummation of the Business Combination.

We are a “controlled company” within the meaning of the Nasdaq listing standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon the completion of the Business Combination, the equityholders of Manscaped, Inc. immediately prior to the Business Combination (including Paul Tran) will continue to control a majority of the voting power of our common stock. As a result, we will be a “controlled company” within the meaning of the Nasdaq listing standards.

Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements of the Nasdaq, including the requirement that a majority of the board of directors consist of independent directors and the requirement that we have a compensation committee that is composed entirely of independent directors. Following the Business Combination, we intend to rely on some or all of these exemptions. As a result, we will not have a majority of independent directors and our compensation committee will not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

The Tax Receivable Agreement may require ParentCo to make payments in excess of its actual cash savings.

Payments under the TRA will be based on tax reporting positions determined by ParentCo. The IRS or another taxing authority may challenge all or a part of the amount of tax basis or other tax benefits subject to the TRA, and a court could sustain such challenge. The TRA parties will not reimburse ParentCo for any payments previously made if such tax basis or other tax benefits are subsequently challenged by a taxing authority and are ultimately disallowed, except that any such excess payments made to a TRA party will be netted against future payments otherwise to be made to such TRA party, if any, after ParentCo’s determination of such excess. In addition, the actual state or local tax savings ParentCo may realize may be lower than the amount of such tax savings ParentCo is deemed to realize under the TRA, which will be based on an assumed combined state and local tax rate applied to ParentCo’s reduction in taxable income as determined for U.S. federal income tax purposes as a result of the tax attributes subject to the TRA. In both such circumstances, ParentCo could make payments under the TRA that are greater than ParentCo’s actual cash tax savings, and ParentCo may not be able to recoup those payments, which could negatively impact ParentCo’s liquidity.

In addition, the TRA provides that (1) in the event that ParentCo breaches any of ParentCo’s material obligations under the TRA or (2) if, at any time, ParentCo elects an early termination of the TRA, ParentCo’s obligations under the TRA (with respect to all applicable Manscaped Units, whether or not such units have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that ParentCo would have sufficient taxable income to fully utilize the deductions arising from the tax basis and other tax attributes subject to the TRA. The TRA also provides that, upon certain mergers, asset sales or other forms of business combination, or certain other changes of control, the obligations of ParentCo or ParentCo successor’s obligations with respect to tax benefits would be based on certain assumptions, including that ParentCo or ParentCo’s successor would have sufficient taxable income to fully utilize the increased tax deductions and tax basis and other benefits covered by the TRA. As a result, upon such a breach, early termination at the election of ParentCo, or change of control, ParentCo could be required to make payments under the TRA that are greater than the specified percentage of ParentCo’s actual cash tax savings, which could negatively impact ParentCo’s liquidity. The change of control provisions in the TRA may result in situations where the historic members of Manscaped Holdings have interests that differ from or are in addition to those of ParentCo’s other stockholders.

In addition, because ParentCo is a holding company with no operations of its own, ParentCo’s ability to make payments under the TRA depends on the ability of Manscaped Holdings to make distributions to Intermediate Holdco, which would be distributed to ParentCo. To the extent that ParentCo is unable to make payments under the TRA for any reason, such payments will be deferred and will accrue interest until paid, which could negatively impact ParentCo’s results of operations and could also affect ParentCo’s liquidity in periods in which such payments are made.

Any disparity between the U.S. corporate tax rate and the U.S. tax rate applicable to non-corporate members of Manscaped Holdings may complicate ParentCo’s ability to maintain its intended capital structure, which could impose transaction costs on it and require management attention.

Manscaped Holdings is treated as a partnership for U.S. federal income tax purposes and, as such, generally is not subject to U.S. federal income tax. Instead, its taxable income is generally allocated to its members, including Intermediate Holdco. If and when Manscaped Holdings generates taxable income, it will generally make cash distributions, or tax distributions, to each of its members, including Intermediate Holdco, based on each member’s allocable share of net taxable income (calculated under certain assumptions) multiplied by an assumed tax rate. The assumed tax rate for this purpose will be the highest effective marginal combined federal, state, and local income tax rate applicable to an individual or corporate member (whichever is higher). In the event of any disparity between the tax rates applicable to corporate and non-corporate taxpayers, Intermediate Holdco could receive tax distributions from Manscaped Holdings in excess of its actual tax liability, which could result in it accumulating cash in excess of its tax liability. This would complicate ParentCo’s ability to maintain certain aspects of its capital structure. Such cash, if retained, could cause the value of a Manscaped Holdings Unit to deviate from the value of a share of ParentCo Class A Common Stock. In addition, such cash, if used to purchase additional Manscaped Holdings Units, could result in deviation from the one-to-one relationship between the shares of ParentCo Class A Common Stock outstanding and Manscaped Holdings Units indirectly held by ParentCo unless a corresponding number of additional shares of ParentCo Class A Common Stock are distributed as a stock dividend. ParentCo may, if permitted under its debt agreements, choose to pay dividends to all holders of ParentCo Class A Common Stock with any excess cash. These considerations could have unintended impacts on the pricing of the ParentCo Class A Common Stock and may impose transaction costs and require management efforts to address on a recurring basis. To the extent that ParentCo does not distribute such excess cash as dividends on ParentCo Class A Common Stock and instead, for example, holds such cash balances or lends them to Manscaped Holdings, holders of Manscaped Holdings Units during a period in which ParentCo holds such cash balances could benefit from the value attributable to such cash balances as a result of redeeming or exchanging their Manscaped Holdings Units and obtaining ownership of ParentCo Class A Common Stock (or a cash payment based on the value of ParentCo Class A Common Stock). In such case, these holders of Manscaped Holdings Units could receive disproportionate value for their Manscaped Holdings Units exchanged during this time frame.

The dual-class structure of ParentCo Common Stock will have the effect of concentrating voting power with the current ParentCo stockholders, which will limit an investor’s ability to influence the outcome of important transactions, including a change in control.

Shares of ParentCo Class B Common Stock will have ten (10) votes per share, while shares of ParentCo Class A Common Stock will have one vote per share. Upon the consummation of the Business Combination, certain Manscaped Unitholders will hold all of the issued and outstanding shares of ParentCo Class B Common Stock. Accordingly, upon the consummation of the Business Combination, certain Manscaped Unitholders will hold, directly or indirectly, and assuming maximum redemptions by the public stockholders, approximately 96.7% of the voting power of ParentCo’s capital stock on a fully-diluted basis and will be able to control matters submitted to ParentCo stockholder for approval, including the election of directors, amendments of ParentCo’s organizational documents, and any merger, consolidation, sale of all or substantially all of ParentCo’s assets, or other major corporate transactions. Such Manscaped Unitholders may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing, or deterring a change in control of ParentCo, could deprive ParentCo stockholders of an opportunity to receive a premium for their capital stock as part of a sale of ParentCo, and might ultimately affect the market price of shares of ParentCo Class A Common Stock. For information about ParentCo’s dual-class structure, see the section titled “Description of ParentCo Securities.”

ParentCo cannot predict the impact its dual-class structure may have on the stock price of ParentCo Class A Common Stock.

ParentCo cannot predict whether its dual-class structure will result in a lower or more volatile market price of ParentCo Class A Common Stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell and S&P Dow Jones announced that they would cease to allow most newly-public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, ParentCo’s dual-class capital structure would make ParentCo ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track those indices will not invest in ParentCo Class A Common Stock. These policies are still fairly new and it is unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Because of ParentCo’s dual-class structure, ParentCo will likely be excluded from certain of these indices and ParentCo cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from stock indices would likely preclude investment by many of these funds and could make shares of ParentCo Class A Common Stock less attractive to other investors. As a result, the market price of shares of ParentCo Class A Common Stock could be adversely affected.

No public market for Manscaped’s securities currently exists, and an active public trading market may not develop or be sustained following the Business Combination.

No public market for Manscaped’s securities currently exists. An active public trading market for Manscaped’s securities may not develop following the completion of the Business Combination or, if developed, may not be sustained. The PIPE offering price for was determined through negotiations with investment bankers, and the negotiated price may not be indicative of the market price of ParentCo’s securities following the Closing. The market value of ParentCo’s securities may decrease from the PIPE price. As a result of these and other factors, you may be unable to resell your shares at or above the PIPE price. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your shares. An inactive market may also impair ParentCo’s ability to raise capital to continue to fund operations by selling shares and may impair ParentCo’s ability to acquire other companies by using its shares as consideration.

Future resales of common stock after the consummation of the Business Combination may cause the market price of ParentCo’s securities to drop significantly, even if ParentCo’s business is doing well.

Pursuant to the Registration Rights Agreement, the Amended Manscaped LLC Agreement and the Proposed Bylaws, after the consummation of the Business Combination and subject to certain exceptions, the Sponsor, BLTS’s directors and officers and certain Manscaped Unitholders will be contractually restricted from selling or transferring any of their shares of common stock (not including the shares of ParentCo Common Stock issued in the PIPE Investment pursuant to the terms of the Subscription Agreements) (the “Lock-up Shares”). Such restrictions begin at Closing and end on the earlier of (i) the date that is 365 days after Closing, (ii) the closing of a merger, liquidation, stock exchange, reorganization or other similar transaction after the Closing Date of the Merger that results in all of the public stockholders of ParentCo having the right to exchange their shares of ParentCo Class A Common Stock for cash, securities or other property, or (iii) the day after the date on which the closing price of the ParentCo Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the closing date of the Merger.

However, following the expiration of such lock-up, the Sponsor, BLTS’s directors and officers and the Manscaped Unitholders will not be restricted from selling shares of ParentCo’s Common Stock held by them, other than by applicable securities laws. Additionally, the PIPE Investors will not be restricted from selling any of their shares of our Class A Common Stock following the closing of the Business Combination, other than by applicable securities laws. As such, sales of a substantial number of shares of ParentCo Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of ParentCo Common Stock. Upon completion of the Business Combination, the Sponsor, BLTS’s directors and officers and the Manscaped Unitholders will collectively beneficially own approximately 54.4% of the outstanding shares of ParentCo Common Stock (not including the shares of ParentCo Class A Common Stock issued in the PIPE Investment pursuant to the terms of the Subscription Agreements), assuming that no additional public stockholders redeem their public shares in connection with the Business Combination. Assuming 17,250,000 public shares are redeemed in connection with the Business Combination, in the aggregate, the ownership of the Sponsor, BLTS’s directors and officers and the Manscaped Unitholders would rise to 82.7% of the outstanding shares of ParentCo Common Stock (not including the shares of ParentCo Class A Common Stock issued to Third Party PIPE Investors in the PIPE Investment pursuant to the terms of the Subscription Agreements).

The shares held by the Sponsor, BLTS’s directors and officers and the Manscaped Unitholders may be sold after the expiration of the applicable lock-up period under the Registration Rights Agreement, the Amended Manscaped LLC Agreement and the Proposed Bylaws. As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in ParentCo’s share price or the market price of ParentCo Common Stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem the outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant if, among other things, the last reported sale price of ParentCo’s common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders equals or exceeds $18.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like). If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the warrants as set forth above even if the holders are otherwise unable to exercise the warrants. Redemption of the outstanding warrants as described above could force you to: (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so; (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants; or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, we expect would be substantially less than the market value of your warrants. None of the private placement warrants will be redeemable by us so long as they are held by the Sponsor or its permitted transferees. ParentCo does not intend to pay cash dividends for the foreseeable future.

Following the Business Combination, ParentCo currently intends to retain its future earnings, if any, to finance the further development and expansion of its business and does not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of ParentCo’s board of directors and will depend on its financial condition, results of operations, capital requirements and future agreements and financing instruments, business prospects and such other factors as its board of directors deems relevant.

Nasdaq may not list ParentCo’s securities on its exchange, and ParentCo may not be able to comply with the continued listing standards of Nasdaq, which could limit investors’ ability to make transactions in ParentCo’s securities and subject ParentCo to additional trading restrictions.

In connection with the Business Combination, in order to continue to maintain the listing of our securities on Nasdaq, we will be required to demonstrate compliance with Nasdaq’s initial listing requirements, which are more rigorous than Nasdaq’s continued listing requirements. We will apply to have ParentCo’s securities listed on Nasdaq upon consummation of the Business Combination. We cannot assure you that we will be able to meet all initial listing requirements. Even if ParentCo’s securities are listed on Nasdaq, ParentCo may be unable to maintain the listing of its securities in the future.

If ParentCo fails to meet the initial listing requirements and Nasdaq does not list its securities on its exchange, Manscaped would not be required to consummate the Business Combination. In the event that Manscaped elected to waive this condition, and the Business Combination was consummated without ParentCo’s securities being listed on Nasdaq or on another national securities exchange, ParentCo could face significant material adverse consequences, including:

•        a limited availability of market quotations for ParentCo’s securities;

•        reduced liquidity for ParentCo’s securities;

•        a determination that ParentCo Common Stock is a “penny stock” which will require brokers trading in ParentCo Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for ParentCo’s securities;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If ParentCo’s securities were not listed on Nasdaq, such securities would not qualify as covered securities and we would be subject to regulation in each state in which we offer our securities because states are not preempted from regulating the sale of securities that are not covered securities.

Subsequent to consummation of the Business Combination, we may be exposed to unknown or contingent liabilities and may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our share price, which could cause you to lose some or all of your investment.

We cannot assure you that the due diligence conducted in relation to Manscaped has identified all material issues or risks associated with Manscaped, its business or the industry in which it competes. Furthermore, we cannot assure you that factors outside of Manscaped’s and our control will not later arise. As a result of these factors, we may be exposed to liabilities and incur additional costs and expenses and we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on our financial condition and results of operations and could contribute to negative market perceptions about our securities or ParentCo. Additionally, we have no indemnification rights against the Manscaped Unitholders under the BCA and substantially all of the purchase price consideration will be delivered at the Closing.

Accordingly, any stockholders or warrant holders of BLTS who choose to remain ParentCo stockholders or warrant holders following the Business Combination could suffer a reduction in the value of their shares, warrants and units. Such stockholders or warrant holders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our directors or officers of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or proxy statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.

Additional Risks Related to Ownership of ParentCo Common Stock Following the Business Combination and ParentCo Operating as a Public Company

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to ParentCo following the consummation of the Business Combination.

The price of ParentCo’s common stock and warrants may be volatile.

Upon consummation of the Business Combination, the price of ParentCo Common Stock, as well as ParentCo and warrants may fluctuate due to a variety of factors, including:

•        changes in the industries in which ParentCo and its customers operate;

•        developments involving ParentCo’s competitors;

•        developments involving ParentCo’s suppliers;

•        market demand and acceptance of ParentCo’s products;

•        changes in laws and regulations affecting its business, including export control laws;

•        variations in its operating performance and the performance of its competitors in general;

•        actual or anticipated fluctuations in ParentCo’s quarterly or annual operating results;

•        publication of research reports by securities analysts about ParentCo or its competitors or its industry;

•        the public’s reaction to ParentCo’s press releases, its other public announcements and its filings with the SEC;

•        actions by stockholders, including the sale by the Third Party PIPE Investors of any of their shares of ParentCo’s common stock;

•        additions and departures of key personnel;

•        commencement of, or involvement in, litigation involving ParentCo;

•        changes in its capital structure, such as future issuances of securities or the incurrence of additional debt;

•        the volume of shares of ParentCo Common Stock available for public sale; and

•        general economic and political conditions, such as the effects of the COVID-19 outbreak, recessions, interest rates, local and national elections, fuel prices, international currency fluctuations, corruption, political instability and acts of war or terrorism.

These market and industry factors may materially reduce the market price of ParentCo Common Stock and warrants regardless of the operating performance of ParentCo.

Warrants will become exercisable for ParentCo Class A Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

Outstanding warrants to purchase an aggregate of 18,100,000 shares of ParentCo Class A Common Stock, comprising 11,500,000 public warrants and 6,600,000 private placement warrants will become exercisable in accordance with the terms of the Warrant Agreement governing those securities. These warrants will become exercisable at any time commencing on the later of 30 days after the completion of the Business Combination and 12 months from the closing of our initial public offering. The likelihood that these warrants will be exercised increases if the trading price of shares of ParentCo Class A Common Stock exceeds the exercise price of the warrants. The exercise price of these warrants will be $11.50 per share.

Based on the closing price of $0.75 per warrant on Nasdaq on January 5, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus, the public warrants and the private placement warrants have an aggregate market value of approximately $13.6 million. However, there is no guarantee that the warrants will ever be in the money after they become exercisable and prior to their expiration, and as such, the warrants may expire worthless.

To the extent such warrants are exercised, additional shares of ParentCo Class A Common Stock will be issued, which will result in dilution to the holders of ParentCo Common Stock and increase the number of shares eligible for resale in the public market. The dilution, as a percentage of outstanding shares, caused by the exercise of the warrants will increase if a large number of BLTS Stockholders elect to redeem their shares in connection with the Business Combination. Holders of warrants do not have a right to redeem the warrants. Further, the redemption of BLTS Class A Common Stock without any accompanying redemption of public warrants will increase the dilutive effect of the exercise of public warrants. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of ParentCo Common Stock. However, there is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless. See the section titled “Risks Related to the Business Combination and BLTS — Even if the Business Combination is consummated, the public warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 65% of the then outstanding public warrants approve of such amendment.”

The registration under the Securities Act or any state securities laws of the shares of ParentCo Class A Common Stock issuable upon exercise of the warrants may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise its warrants and causing such warrants to expire worthless.

Under the terms of the Warrant Agreement, we have agreed that, as soon as practicable, but in no event later than 15 business days after the closing of our initial business combination, we will use our commercially reasonable efforts to file with the SEC a registration statement covering the issuance of the shares of ParentCo Class A Common Stock issuable upon exercise of the warrants, and we will use our commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of our initial business combination and to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of ParentCo Class A Common Stock until the warrants expire or are redeemed. We cannot assure you that we will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current, complete or correct or the SEC issues a stop order. If the shares issuable upon exercise of the warrants are not registered under the Securities Act in accordance with the above requirements, we will be required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder or an exemption from registration is available. Notwithstanding the above, if ParentCo’s Class A Common Stock is at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In no event will we be required to net cash settle any warrant, or issue securities or other compensation in exchange for the warrants in the event that we are unable to register or qualify the shares underlying the warrants under applicable state securities laws and no exemption is available. If the issuance of the shares upon exercise of the warrants is not so registered or qualified or exempt from registration or qualification, the holder of such warrant shall not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In such event, holders who acquired their warrants as part of a purchase of units will have paid the full unit purchase price solely for the shares of ParentCo Class A Common Stock included in the units. There may be a circumstance where an exemption from registration exists for holders of our private placement warrants to exercise their warrants while a corresponding exemption does not exist for holders of the public warrants. In such an instance, the Sponsor and its permitted transferees (which may include our directors and executive officers) would be able to exercise their warrants and sell the ParentCo Class A Common Stock underlying their warrants while holders of our public warrants would not be able to exercise their warrants and sell the underlying ParentCo Class A Common Stock. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying shares of ParentCo Class A Common Stock for sale under all applicable state securities laws. As a result, we may redeem the warrants as set forth above even if the holders are otherwise unable to exercise their warrants.

ParentCo does not intend to pay cash dividends for the foreseeable future.

Following the Business Combination, ParentCo currently intends to retain its future earnings, if any, to finance the further development and expansion of its business and does not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of ParentCo’s board of directors and will depend on its financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as its board of directors deems relevant.

Following the consummation of the Business Combination, our only significant asset will be our ownership interest in Manscaped and such ownership may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on ParentCo Common Stock or satisfy our other financial obligations.

Following the consummation of the Business Combination, we will have no direct operations and no significant assets other than our ownership of Manscaped. We and certain investors, the Manscaped Unitholders, and directors and officers of Manscaped and its affiliates will become stockholders of ParentCo. We will depend on Manscaped for distributions, loans and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company and to pay any dividends with respect to ParentCo Common Stock. The financial condition and operating requirements of Manscaped may limit our ability to obtain cash from Manscaped. The earnings from, or other available assets of, Manscaped may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on ParentCo Common Stock or satisfy our other financial obligations.

This lack of diversification may subject us to numerous economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to our Business Combination.

The obligations associated with being a public company will involve significant expenses and will require significant resources and management attention, which may divert from ParentCo’s business operations.

As a public company, ParentCo will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires the filing of annual, quarterly and current reports with respect to a public company’s business and financial condition. The Sarbanes-Oxley Act requires, among other things, that a public company establish and maintain effective internal control over financial reporting. As a result, ParentCo will incur significant legal, accounting and other expenses that Manscaped did not previously incur. ParentCo’s entire management team and many of its other employees will need to devote substantial time to compliance, and may not effectively or efficiently manage its transition into a public company.

These rules and regulations will result in ParentCo incurring substantial legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations will likely make it more difficult and more expensive for ParentCo to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be difficult for ParentCo to attract and retain qualified people to serve on its board of directors, its board committees or as executive officers.

We are currently an emerging growth company within the meaning of the Securities Act and, to the extent we have taken advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies. We run the risk of losing our status as an emerging growth company in the near future which could impact how we report under the Securities Act.

We are currently an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information they may deem important. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

The Proposed Certificate of Incorporation will designate the Court of Chancery of the State of Delaware and the federal district courts of the United States of America as the exclusive forums for certain disputes between ParentCo and its stockholders, which will restrict such stockholders’ ability to choose the judicial forum for disputes with ParentCo or its directors, officers, or employees.

The Proposed Certificate of Incorporation provides that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court or federal district court located within the State of Delaware) is the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on behalf of ParentCo; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of ParentCo’s current or former directors, officers, or other employees to ParentCo or its stockholders; (iii) any action or proceeding asserting a claim against ParentCo or any of its current or former directors, officers or other employees arising out of or pursuant to any provision of the DGCL; and (iv) any action or proceeding asserting a claim against ParentCo or any of its current or former directors, officers, or other employees that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, or the Securities Act. In addition, to prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Proposed Certificate of Incorporation provides that, unless ParentCo consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such provision.

These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with ParentCo or its directors, officers, or other employees. While Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring such a claim arising under the Securities Act against ParentCo, its directors, officers, or other employees in a venue other than in the federal district courts of the United States of America. In such instance, ParentCo would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of the Proposed Certificate of Incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and ParentCo cannot assure you that the provisions will be enforced by a court in those other jurisdictions. If a court were to find either exclusive-forum provision in the Proposed Certificate of Incorporation to be inapplicable or unenforceable in an action, ParentCo may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could harm ParentCo’s business.

Risks Related to the Consummation of the ParentCo Merger

Delaware law and ParentCo’s Proposed Organizational Documents contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

The Proposed Organizational Documents that will be in effect upon consummation of the Business Combination, and the DGCL contains provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, and therefore depress the trading price of ParentCo Common Stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of ParentCo’s board of directors or taking other corporate actions, including effecting changes in our management. Among other things, the Proposed Organizational Documents include provisions regarding:

•        10 votes per share for each outstanding share of ParentCo’s Class B Common Stock;

•        providing for a classified board of directors with staggered, three-year terms;

•        the ability of ParentCo’s board of directors to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•        the ParentCo Proposed Certificate of Incorporation will prohibit cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•        the limitation of the liability of, and the indemnification of, ParentCo’s directors and officers;

•        the ability of ParentCo’s board of directors to amend the bylaws, which may allow ParentCo’s board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt; and

•        advance notice procedures with which stockholders must comply to nominate candidates to ParentCo’s board of directors or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in ParentCo’s board of directors and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of ParentCo.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in ParentCo’s board of directors or management.

Risks if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, our board of directors will not have the ability to adjourn the Special Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved, and, therefore, the Business Combination may not be consummated.

Our board of directors is seeking approval to adjourn the Special Meeting to a later date or dates if, at the Special Meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Condition Precedent Proposals. If the Adjournment Proposal is not approved, our board of directors will not have the ability to adjourn the Special Meeting to a later date and, therefore, will not have more time to solicit votes to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

Risks if the ParentCo Merger and the Business Combination are not Consummated

If we are not able to complete the Business Combination with Manscaped by January 11, 2023 nor able to complete another business combination by such date, in each case, as such date may be further extended pursuant to the BLTS Governing Documents, we would cease all operations except for the purpose of winding up and we would redeem our Class A Common Stock and liquidate the trust account, in which case our public stockholders may only receive approximately $10.00 per share and our warrants will expire worthless.

Our ability to complete our initial business combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein. For example, the outbreak of COVID-19 continues to grow in the U.S. and, while the extent of the impact of the outbreak on BLTS will depend on future developments, it could limit our ability to complete our initial business combination, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all. Additionally, the outbreak of the COVID-19 may negatively impact ParentCo’s business following the Business Combination.

If BLTS is not able to complete the Business Combination with Manscaped or another business combination by January 11, 2023, in each case, as such date may be extended pursuant to the BLTS Governing Documents (the “Extended Period”), BLTS will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible, but no more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public shares and/or public warrants, potentially at a loss.

Our public stockholders will be entitled to receive funds from the trust account only upon the earliest to occur of (1) our completion of an initial business combination (including the Closing), and then only in connection with those public shares that such public stockholder properly elected to redeem, subject to certain limitations; (2) the redemption of any public shares properly submitted in connection with a stockholder vote to amend the BLTS Governing Documents to (A) modify the substance and timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of the public shares if we do not complete a business combination by January 11, 2023 or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; and (3) the redemption of the public shares if we have not completed an initial business combination by January 11, 2023, subject to applicable law. In no other circumstances will a stockholder have any right or interest of any kind to or in the trust account. Holders of public warrants will not have any right to the proceeds held in the trust account with respect to the public warrants. Accordingly, to liquidate your investment, you may be forced to sell your public shares and/or public warrants, potentially at a loss.

If we have not completed our initial business combination, our public stockholders may be forced to wait until after January 11, 2023 before redemption from the trust account.

If we have not completed our initial business combination by January 11, 2023 (or if such date is further extended at a duly called extraordinary general meeting, such later date), we will distribute the aggregate amount then on deposit in the trust account (less up to $100,000 of the net interest to pay dissolution expenses and which interest shall be net of taxes payable), pro rata to our public stockholders by way of redemption and cease all operations except for the purposes of winding up of our affairs, as further described in this proxy statement/prospectus. Any redemption of public stockholders from the trust account shall be affected automatically by function of the BLTS Governing Documents prior to any voluntary winding up. If we are required to wind-up, liquidate the trust account and distribute such amount therein, pro rata, to our public stockholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the DGCL. In that case, investors may be forced to wait beyond January 11, 2023 (or if such date is further extended at a duly called extraordinary general meeting, such later date), before the redemption proceeds of the trust account become available to them, and they receive the return of their pro rata portion of the proceeds from the trust account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless, prior thereto, we consummate our initial business combination or amend certain provisions of our BLTS Governing Documents and only then in cases where investors have properly sought to redeem their public shares. Only upon our redemption or any liquidation will public stockholders be entitled to distributions if we have not completed our initial business combination within the required time period and do not amend certain provisions of our BLTS Governing Documents prior thereto.

If the net proceeds of our initial public offering not being held in the trust account are insufficient to allow us to operate through to January 11, 2023 and we are unable to obtain additional capital, we may be unable to complete our initial business combination, in which case our public stockholders may only receive $10.00 per share, and our warrants will expire worthless.

As of September 30, 2021, BLTS had cash of $229,867 held outside the trust account, which is available for use by us to cover the costs associated with identifying a target business and negotiating a business combination and other general corporate uses.

The funds available to us outside of the trust account may not be sufficient to allow us to operate until January 11, 2023, assuming that our initial business combination is not completed during that time. Of the funds available to us, we could use a portion of the funds available to us to pay fees to consultants to assist us with our search for a target business. We could also use a portion of the funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into a letter of intent where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we might not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.

If we are required to seek additional capital, we would need to borrow funds from Sponsor, members of our management team or other third parties to operate or may be forced to liquidate. Neither the members of our management team nor any of their affiliates is under any further obligation to advance funds to BLTS in such circumstances. Any such advances would be repaid only from funds held outside the trust account or from funds released to us upon completion of our initial business combination. If we are unable to obtain additional financing, we may be unable to complete our initial business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. Consequently, our public stockholders may only receive approximately $10.00 per share on our redemption of the public shares and the public warrants will expire worthless.

BLTS is relying on the availability of the funds from the PIPE Investment to be used as part of the consideration in the Business Combination. If the purchases under any of the PIPE Investments fail to close, BLTS may lack sufficient funds to complete the Business Combination.

The funds from the PIPE Investment will be used as part of the consideration in the Business Combination. The obligations under the PIPE Investment, (although the obligations of the parties thereto to fund their respective purchase price is subject to the closing of the Business Combination, which is conditioned on the Company having a Minimum Cash Amount of $75 million, provided, that, Sponsor or any of its or its members’ affiliates shall have the right, but not the obligation, prior to the Closing to acquire common stock of ParentCo (on the same terms and conditions as set forth in the Subscription Agreements) and the proceeds of such acquisition shall constitute additional available cash, and which may be impacted by redemptions), are intended to provide BLTS with a minimum funding level for the Business Combination. However, if the PIPE Investment does not close, BLTS may lack sufficient funds to complete the Business Combination. The closing of the PIPE Investment is also conditioned on, among other things, that no more than 75% of the BLTS Class A Common Stock eligible for redemption, based upon not only the terms of BLTS’s certificate of incorporation but also any contractual arrangements between a holder of BLTS common shares and BLTS, shall have been submitted to BLTS for redemption and not withdrawn prior to the Closing.

General Risk Factors

ParentCo may be subject to securities litigation, which is expensive and could divert management attention.

The market price of ParentCo Common Stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. ParentCo may be the target of this type of litigation in the future. Securities litigation against ParentCo could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm its business.

If analysts do not publish research about ParentCo’s business or if they publish inaccurate or unfavorable research, ParentCo’s stock price and trading volume could decline.

The trading market for the common stock of ParentCo will depend in part on the research and reports that analysts publish about its business. Manscaped does not have any control over these analysts. If one or more of the analysts who cover ParentCo downgrade its common stock or publish inaccurate or unfavorable research about its business, the price of its common stock would likely decline. If few analysts cover ParentCo, demand for its common stock could decrease and its common stock price and trading volume may decline. Similar results may occur if one or more of these analysts stop covering ParentCo in the future or fail to publish reports on it regularly.

ParentCo will have broad discretion in the use of the net proceeds from the Business Combination and PIPE financing and may not use them effectively.

ParentCo will have broad discretion in the application of the net proceeds received from the Business Combination and PIPE financing, and you will not have the opportunity as part of your voting decision to assess whether the net proceeds will be used appropriately. Because of the number and variability of factors that will determine the use of the net proceeds received from this Business Combination and PIPE financing, their ultimate use may vary substantially from our currently intended use. Shareholders will need to rely upon the judgment of ParentCo’s management with respect to the use of such proceeds. Pending use, we may invest the net proceeds received from the Business Combination and PIPE financing in short-term, investment-grade, interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield for our stockholders. Additionally, ParentCo may use excess proceeds received from the Business Combination and PIPE financing to repurchase its securities. If we do not use the net proceeds that we receive effectively, our business, financial condition, results of operations and prospects could be adversely affected, and the market price of our common stock could decline.

Certain stockholders will have substantial control over us and will be able to influence corporate matters.

Upon the completion of the Business Combination, the equityholders of Manscaped, Inc. immediately prior to the Business Combination (including Paul Tran) will control a majority of the voting power of our common stock. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of ParentCo or its assets. For example, these stockholders may be able to control elections of directors, amendments of organizational documents or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for ParentCo common stock that you may feel are in your best interest. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock, and might affect the prevailing market price for ParentCo common stock. See “Risk Factors — We are a “controlled company” within the meaning of the Nasdaq listing standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.” for more information.

If Manscaped’s estimates or judgments relating to its critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, Manscaped’s operating results could be adversely affected.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments, and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Manscaped bases its estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in “Manscaped’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity as of the date of the financial statements, and the amount of revenue and expenses, during the periods presented, that are not readily apparent from other sources. Significant assumptions and estimates used in preparing Manscaped’s consolidated financial statements include those related to revenue recognition, inventories, and share-based compensation. Manscaped’s operating results may be adversely affected if its assumptions change or if actual circumstances differ from those in Manscaped’s assumptions, which could cause its operating results to fall below the expectations of industry or financial analysts and investors, resulting in a decline in the trading price of Manscaped’s common stock.

Special Meeting of BLTS

General

BLTS is furnishing this proxy statement/prospectus to our stockholders as part of the solicitation of proxies by our board of directors for use at the Special Meeting of BLTS to be held on            , 2022, and at any adjournment thereof. This proxy statement/prospectus is first being furnished to our stockholders on or about            , 2022 in connection with the vote on the proposals described in this proxy statement/prospectus. This proxy statement/prospectus provides our stockholders with information they need to know to be able to vote or instruct their vote to be cast at the Special Meeting.

Date, Time and Place

The Special Meeting will be held on            , 2022, at            , Pacific Time, unless the Special Meeting is adjourned.

The Special Meeting will be a completely virtual meeting of stockholders, which will be conducted via live webcast on the Internet. BLTS stockholders will be able to attend the Special Meeting remotely and vote their shares electronically during the Special Meeting by visiting the virtual meeting website at            and entering the control number included on their proxy card.

We are pleased to utilize virtual stockholder meeting technology to (a) provide ready access and cost savings to BLTS stockholders and BLTS, and (b) to promote social distancing pursuant to guidance provided by the Centers for Disease Control and Prevention and the SEC due to the COVID-19 pandemic. The virtual meeting format will allow attendance by BLTS stockholders from any location in the world.

Purpose of the Special Meeting

At the Special Meeting, BLTS is asking holders of Common Stock to:

•        consider and vote upon a proposal to approve and adopt the BCA attached to this proxy statement/prospectus as Annex A, pursuant to which, among other things, BLTS, Manscaped Holdings and the other parties thereto, have agreed to combine certain of their subsidiaries through a series of transactions that will result, among other things, in ParentCo becoming a publicly traded company on Nasdaq and acquiring a controlling interest in (with Intermediate Holdco, a wholly owned subsidiary of ParentCo, becoming the managing member of) Manscaped Holdings in an “Up-C” structure. Pursuant to the terms of the BCA, among other things: (i) BLTS and ParentCo will enter into a merger transaction pursuant to which BLTS will merge with and into ParentCo, pursuant to which the separate corporate existence of BLTS will cease and ParentCo will be the surviving corporation, (ii) ParentCo will, through a series of mergers and related transactions, acquire Manscaped, Inc., a wholly owned subsidiary of Manscaped Holdings, as well as a controlling interest in (and become the managing member of) Manscaped Holdings, which will continue to hold the Manscaped business (the “BCA Proposal”);

•        consider and vote upon the following 7 separate proposals (collectively, the “Organizational Documents Proposals”) to approve, assuming the BCA Proposal is approved and adopted, the following material differences between the BLTS Governing Documents and the Proposed Organizational Documents:

•        Organizational Documents Proposal A — ParentCo will have 605,000,000 shares of authorized capital stock, which will consist of (i) 500,000,000 shares of Class A Common Stock, par value $0.0001 per share (“ParentCo Class A Common Stock”), (ii) 100,000,000 shares of Class B Common Stock, par value $0.0001 per share (“ParentCo Class B Common Stock”), and (iii) 5,000,000 shares of preferred stock, as opposed to BLTS having 401,000,000 shares of authorized capital stock, which consists of (i) 380,000,000 shares of BLTS Class A Common Stock and (ii) 20,000,000 shares of Class B Common Stock, par value $0.0001 per share, (“BLTS Class B Common Stock,” and together with BLTS Class A Common Stock, “BLTS Common Stock”) and (iii) 1,000,000 shares of preferred stock;

•        Organizational Documents Proposal B — The Proposed Certificate of Incorporation will provide that holders of ParentCo Class A Common Stock are entitled to one (1) vote per share and holders of ParentCo Class B Common Stock are entitled to ten (10) votes per share, as opposed to holders of BLTS Class A Common Stock and BLTS Class B Common Stock are entitled to one vote per share of BLTS Common Stock, pursuant to the BLTS Governing Documents;

•        Organizational Documents Proposal C — ParentCo will amend its name to “Manscaped Holdings, Inc.” from “Bright Lights Acquisition Corp.”;

•        Organizational Documents Proposal D — ParentCo Board shall consist of not less than three (3) nor more than eleven (11) members, with the exact number initially fixed at seven (7) and adjusted thereafter from time to time by the Board, as opposed to the BLTS Governing Documents which provide that the Board shall be consist of not less than one (1) nor more than fifteen (15) members, with the exact number initially fixed at one (1) and thereafter from time to time by the Board;

•        Organizational Documents Proposal E — The Proposed Certificate of Incorporation does not include any provisions relating to ParentCo’s ongoing existence and the default under the DGCL will make ParentCo’s existence perpetual, as opposed to the BLTS Governing Documents providing that if BLTS does not consummate a business combination (as defined in the BLTS Governing Documents) by January 11, 2023, BLTS will cease all operations except for the purposes of winding up and will redeem the public shares and liquidate BLTS’s trust account;

•        Organizational Documents Proposal F — The Proposed Certificate of Incorporation will eliminate various provisions applicable only to blank check companies; and

•        Organizational Documents Proposal G — The Proposed Bylaws contain a lock-up provision under which, after the consummation of the Business Combination and subject to certain exceptions, the Sponsor, BLTS’s directors and officers and certain Manscaped Unitholders will be contractually restricted from selling or transferring any of their shares of common stock until the earliest of (i) the date that is 365 days after the closing of the Business Combination, (ii) the closing of a merger, liquidation, stock exchange, reorganization or other similar transaction that results in all of the public stockholders of ParentCo having the right to exchange their shares of ParentCo Class A Common Stock for cash securities or other property, or (iii) the day after the date on which the closing price of the ParentCo Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the closing date of the Business Combination.

•        consider and vote upon a proposal to elect 5 directors to serve staggered terms, and until their respective successors are duly elected and qualified or until their earlier resignation, removal or death (the “Director Election Proposal”) with 2 additional directors to be appointed prior to Closing;

•        consider and vote upon a proposal to approve, for purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635, the issuance of (a) ParentCo Class A Common Stock to the PIPE Investors pursuant to the PIPE Investment and (b) shares of ParentCo Common Stock to the Manscaped Unitholders as consideration for their shares of Manscaped, Inc. pursuant to the Business Combination Agreement and the Manscaped, Inc. Merger (the “Stock Issuance Proposal”);

•        consider and vote upon a proposal to approve the Manscaped Holdings, Inc. 2022 Omnibus Incentive Plan (the “Equity Incentive Plan Proposal”);

•        consider and vote upon a proposal to approve the Manscaped Holdings 2022 Management Incentive Plan (the “Management Incentive Plan Proposal” and collectively with the BCA Proposal, the Director Election Proposal, the Organizational Documents Proposals, the Stock Issuance Proposal, and the Equity Incentive Plan Proposal, the “Condition Precedent Proposals”); and

•        consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Special Meeting (the “Adjournment Proposal”).

Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

Recommendation of BLTS Board of Directors

BLTS’s board of directors believes that the BCA Proposal and the other proposals to be presented at the Special Meeting are in the best interest of BLTS’s stockholders and unanimously recommends that its stockholders vote “FOR” the BCA Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the Management Incentive Plan Proposal, and “FOR” the Adjournment Proposal, in each case, if presented to the Special Meeting.

The existence of financial and personal interests of one or more of BLTS’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BLTS and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, BLTS’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section titled “BCA Proposal — Interests of BLTS’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Record Date; Who is Entitled to Vote

BLTS stockholders will be entitled to vote or direct votes to be cast at the Special Meeting if they owned BLTS Common Stock at the close of business on            , 2022, which is the “record date” for the Special Meeting. Stockholders will have one vote for each share of BLTS Common Stock owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. BLTS Warrants do not have voting rights. As of the close of business on the record date, there were 28,750,000 Common Stock issued and outstanding, of which 23,000,000 were issued and outstanding public shares.

The Sponsor and each director and officer of BLTS have agreed to, among other things, vote in favor of the BCA and the transactions contemplated thereby, subject to the terms and conditions contemplated by the Sponsor Support Agreement, and waive their redemption rights in connection with the consummation of the Business Combination with respect to any founder shares and BLTS Common Stock held by them, subject to the terms and conditions contemplated in the letter agreement, dated as of January 6, 2021. As of the date of the accompanying proxy statement/prospectus, the Sponsor and BLTS’s directors and officers own 20.0% of the issued and outstanding Common Stock. If BLTS is not able to complete the Business Combination with Manscaped or another business combination by January 11, 2023, then the Sponsor and each director and officer of BLTS will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold.

Quorum

A quorum of BLTS stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if the holders of a majority of the issued and outstanding shares of capital stock of BLTS entitled to vote at the Special Meeting are represented in person or by proxy. As of the record date for the Special Meeting, 14,375,001 shares of BLTS Common Stock would be required to achieve a quorum.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to BLTS but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters, but they will not be treated as shares voted on the matter. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe all the proposals presented to the stockholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction.

Vote Required for Approval

The following votes are required for each proposal at the Special Meeting:

•        BCA Proposal:    The BCA Proposal requires the affirmative vote of the majority of the issued and outstanding shares of BLTS Common Stock.

•        Organizational Documents Proposals:    (i) the separate approval of each of the Organizational Documents Proposals requires the affirmative vote of the majority of the issued and outstanding shares of BLTS Common Stock; and (ii) Organizational Documents Proposal A (Changes in Share Capital) and Organizational Documents Proposal B (Changes in Voting Power) require the affirmative vote of the holders of at least a majority of the outstanding shares of BLTS Class B Common Stock and at least a majority of the outstanding shares of BLTS Class A Common Stock, in each case voting separately as a single class.

•        Director Election Proposal:    The directors subject to the Director Election Proposal will be elected by an affirmative vote of the majority of the issued and outstanding shares of BLTS Common Stock voting together as a single class present by virtual attendance or represented by proxy and entitled to vote at the Special Meeting.

•        Stock Issuance Proposal:    The Stock Issuance Proposal requires the affirmative vote of the majority of the issued and outstanding BLTS Common Stock voting together as a single class present by virtual attendance or represented by proxy and entitled to vote at the Special Meeting.

•        Equity Incentive Plan Proposal:    The Equity Incentive Plan Proposal requires the affirmative vote of the majority of the issued and outstanding shares of BLTS Common Stock voting together as a single class present in person by virtual attendance or represented by proxy and entitled to vote at the Special Meeting.

•        Management Incentive Plan Proposal:    The Management Incentive Plan Proposal requires the affirmative vote of the majority of the issued and outstanding shares of BLTS Common Stock voting together as a single class present in person by virtual attendance or represented by proxy and entitled to vote at the Special Meeting.

•        Adjournment Proposal:    The Adjournment Proposal requires the affirmative vote of the majority of the issued and outstanding shares of BLTS Common Stock voting together as a single class present in person by virtual attendance or represented by proxy and entitled to vote at the Special Meeting.

Voting Your Shares

Each BLTS Common Stock that you own in your name entitles you to one vote. Your proxy card shows the number of BLTS Common Stock that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are two ways to vote your BLTS Common Stock at the Special Meeting:

•        You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by BLTS’s board “FOR” the BCA Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the Management Incentive Plan Proposal, and “FOR” the Adjournment Proposal, in each case, if presented to the Special Meeting. Votes received after a matter has been voted upon at the Special Meeting will not be counted.

•        You can attend the Special Meeting and vote in person. You will receive a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee. That is the only way BLTS can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are a BLTS stockholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card with a later date;

•        you may notify BLTS’s Secretary in writing before the Special Meeting that you have revoked your proxy; or

•        you may attend the Special Meeting, revoke your proxy, and vote online, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your BLTS Common Stock, you may call Morrow Sodali LLC, BLTS’s proxy solicitor, by calling (800) 662-5200 or banks and brokers can call collect at (203) 658-9400, or by emailing BLTS.info@investor.morrowsodali.com.

Redemption Rights

Pursuant to the BLTS Governing Documents, a public stockholder may request of BLTS that ParentCo redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

•        hold public shares, or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

•        submit a written request to Continental, BLTS’s transfer agent, that ParentCo redeem all or a portion of your public shares for cash; and

•        deliver your public shares to Continental, BLTS’s transfer agent, electronically through DTC.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Pacific Time, on            , 2022 (two business days before the Special Meeting) in order for their shares to be redeemed.

Holders of units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares.    If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental, BLTS’s transfer agent, directly and instruct them to do so. Public stockholders may elect to redeem all or a portion of the public shares held by them, regardless of if or how they vote in respect of the BCA Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public stockholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, BLTS’s transfer agent, ParentCo will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of September 30, 2021, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public stockholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the ParentCo Merger and, accordingly, it is shares of ParentCo Common Stock that will be redeemed immediately after consummation of the Business Combination.

If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. ParentCo public shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through DTC’s DWAC (deposit withdrawal at custodian) system. The transfer agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the proposed business combination is not consummated this may result in an additional cost to stockholders for the return of their shares.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the BCA Proposal at the Special Meeting. If you deliver your shares for redemption to Continental, BLTS’s transfer agent, and later decide prior to the Special Meeting not to elect redemption, you may request that BLTS’s transfer agent return the shares (electronically) to you. You may make such request by contacting Continental, BLTS’s transfer agent, at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by Continental, BLTS’s transfer agent, prior to the vote taken on the BCA Proposal at the Special Meeting. No request for redemption will be honored unless the holder’s public shares have been delivered (electronically) to Continental, BLTS’s agent, at least two business days prior to the vote at the Special Meeting.

Notwithstanding the foregoing, if we seek stockholder approval of the Business Combination and we do not conduct redemptions in connection with the Business Combination pursuant to the tender offer rules, a public stockholder, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 20% of the public shares without the prior consent of BLTS. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the public shares, then any such shares in excess of that 20% limit would not be redeemed for cash without the prior consent of BLTS.

The Sponsor and each director and officer of BLTS have agreed to, among other things, vote in favor of the BCA and the transactions contemplated thereby, subject to the terms and conditions contemplated by the Sponsor Support Agreement, and waive their redemption rights in connection with the consummation of the Business Combination with respect to any founder shares and BLTS Common Stock held by them. As of the date of the accompanying proxy statement/prospectus, the Sponsor and BLTS’s directors and officers own 20.0% of the issued and outstanding Common Stock.

If BLTS is not able to complete the Business Combination with Manscaped or another business combination by January 11, 2023, then the Sponsor and each director and officer of BLTS will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold.

Holders of the warrants will not have redemption rights with respect to the warrants.

The closing price of the public shares on January 5, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus, was $9.89. As of September 30, 2021, funds in the trust account totaled $230,010,063 and were comprised entirely of U.S. government treasury obligations with a maturity of 185 days or less or of money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations, or approximately $10.00 per issued and outstanding public share.

Prior to exercising redemption rights, public stockholders should verify the market price of the public shares as they may receive higher proceeds from the sale of their public shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. BLTS cannot assure its stockholders that they will be able to sell their public shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

Appraisal Rights

Neither BLTS’s stockholders nor BLTS’s warrant holders have appraisal rights in connection with the Business Combination or the ParentCo Merger under the DGCL or under the DGCL.

Proxy Solicitation Costs

BLTS is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. BLTS and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. BLTS will bear the cost of the solicitation.

BLTS has hired Morrow Sodali LLC to assist in the proxy solicitation process. BLTS will pay that firm a fee of $30,000, plus disbursements. Such fee will be paid with non-trust account funds.

BLTS will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. BLTS will reimburse them for their reasonable expenses.

BLTS Initial Stockholders

As of the date of this proxy statement/prospectus, there are 28,750,000 Common Stock issued and outstanding, which include the 5,750,000 shares of BLTS Class B Common Stock held by the Sponsor and related parties, and the 23,000,000 public shares. In addition, as of the date of this proxy statement/prospectus, there is outstanding an aggregate of 18,100,000 warrants to acquire Common Stock, which includes the 6,600,000 private placement warrants held by the Sponsor and the 11,500,000 public warrants.

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing equityholders of Manscaped or our or each of their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future, or (iii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Condition Precedent Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of BLTS’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the existing equityholders of Manscaped or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the BLTS Common Stock, represented in person or by proxy and entitled to vote at the Special Meeting, vote in favor of the Transaction Proposals, (2) satisfaction of the Minimum Cash Condition, (3) otherwise limiting the number of public shares electing to redeem and (4) BLTS’s net tangible assets (as determined in accordance with Rule 3a51(g)(1) of the Exchange Act) being at least $5,000,001.

Entering into any such arrangements may have a depressive effect on the BLTS Common Stock (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination).

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the Special Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

BCA Proposal

BLTS is asking its stockholders to approve and adopt the BCA. BLTS stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the BCA, a copy of which is attached as Annex A to this proxy statement/prospectus. Please see the subsection titled “The BCA” below for additional information and a summary of certain terms of the BCA. You are urged to read carefully the BCA in its entirety before voting on this proposal.

Because BLTS is holding a stockholder vote on the Merger, BLTS may consummate the Business Combination only if it is approved by the affirmative vote of the holders of a majority of BLTS Common Stock that are voted at the Special Meeting.

The BCA

This subsection of the proxy statement/prospectus describes the material provisions of the BCA, but does not purport to describe all of the terms of the BCA. The following summary is qualified in its entirety by reference to the complete text of the BCA, a copy of which is attached as Annex A to this proxy statement/prospectus. You are urged to read the BCA in its entirety because it is the primary legal document that governs the Merger.

The BCA contains representations, warranties and covenants that the respective parties made to each other as of the date of the BCA or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the BCA. The representations, warranties and covenants in the BCA are also modified in part by the underlying disclosure letters (the “disclosure letters”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure letters contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the BCA may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the BCA or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about BLTS, Manscaped or any other matter.

Structure of the Business Combination

On November 22, 2021, BLTS entered into the Business Combination Agreement, with Manscaped Holdings, ParentCo, Intermediate Holdco, Merger Sub Corp. and Merger Sub LLC, pursuant to which, among other things: (i) BLTS and ParentCo will enter into a merger transaction pursuant to which BLTS will merge with and into ParentCo (the “ParentCo Merger”), pursuant to which the separate corporate existence of BLTS will cease and ParentCo will be the surviving corporation, (ii) Merger Sub Corp will merge with and into Manscaped, Inc., a Delaware corporation and a wholly owned subsidiary of Manscaped Holdings (“Manscaped, Inc.”), pursuant to which the separate corporate existence of Merger Sub Corp will cease and Manscaped, Inc. will be the surviving corporation and a wholly owned subsidiary of ParentCo (the “Manscaped, Inc. Merger”), (iii) pursuant to the Exchange Agreement, to be entered into by Manscaped Holdings, ParentCo and certain other parties thereto, each holder of incentive units of Manscaped Holdings shall agree to the cancellation of their respective unvested incentive units in exchange for restricted stock units of ParentCo, and immediately thereafter, all exchanged incentive units of Manscaped Holdings shall be cancelled, (iv) Manscaped, Inc. will merge with and into Merger Sub LLC (such merger, the “Second Merger” and, together with the Manscaped, Inc. Merger, the “Mergers”), with Merger Sub LLC being the surviving entity of the Second Merger (the “Surviving Entity”), and (v) following the Mergers, (x) Intermediate Holdco will contribute all of its interest in the Surviving Entity to Manscaped Holdings in exchange for limited liability company interests of Manscaped and (y) Intermediate Holdco will become the managing member of Manscaped Holdings pursuant to an amended and restated limited liability company agreement of Manscaped Holdings. Following the closing (the “Closing”) of the series of transactions contemplated by the Business Combination Agreement (such transactions, the “Business Combination”), the name of ParentCo is expected to change to Manscaped Holdings, Inc.

Upon the Effective Time, (1) each of the then issued and outstanding BLTS Class A Common Stock will convert automatically, on a one-for-one basis, into a share of ParentCo Class A Common Stock, (2) each of the then issued and outstanding BLTS Class B Common Stock will convert automatically, on a one-for-one basis, into a share of ParentCo

Class A Common Stock, (3) each then issued and outstanding redeemable warrant of BLTS Warrant will convert automatically into a redeemable warrant to acquire one share of ParentCo Class A Common Stock pursuant to the Warrant Amendment; (4) pursuant to an Exchange Agreement, to be entered into by Manscaped Holdings, ParentCo and certain other parties thereto, certain holders of unvested incentive units of Manscaped Holdings shall surrender their unvested incentive units in exchange for restricted stock units of ParentCo, and immediately thereafter, all exchanged incentive units of Manscaped Holdings shall be cancelled, and (5) each of the then issued and outstanding units of BLTS that have not been previously separated into the underlying shares of BLTS Class A Common Stock and underlying BLTS Warrants upon the request of the holder thereof (the “BLTS units”), will be cancelled and will entitle the holder thereof to one share of ParentCo Class A Common Stock and one-half of one ParentCo Warrant. As used herein, “public shares” shall mean the shares of BLTS Class A Common Stock (including those that underlie the BLTS units) that were registered pursuant to the Registration Statement on Form S-1 and the shares of ParentCo Class A Common Stock issued as a matter of law upon the conversion thereof on the effective date of the ParentCo Merger.

As a result of the transactions contemplated by the BCA, ParentCo and Manscaped Holdings will have an organizational structure which is commonly referred to as an “Up-C” (or umbrella partnership corporation) structure. The Up-C structure will allow the continuing Manscaped Unitholders to retain their equity ownership in Manscaped Holdings, which will now be represented by Manscaped Holdings Units.

Prior to completion of the Business Combination, (i) each of the outstanding limited liability company units of Manscaped Holdings (other than incentive units) will be recapitalized into a single class of limited liability company units and (ii) 100% of the capital stock of Manscaped, Inc. will be distributed to certain equityholders of Manscaped Holdings, in each case in accordance with their terms and conditions of that certain Restructuring Agreement, dated as of November 22, 2021 (the “Restructuring Agreement”).

The Business Combination Agreement and the transactions contemplated thereby were unanimously approved by the BLTS board of directors, the Intermediate Holdco board of directors and the sole member of Merger Sub LLC.

Consideration

ParentCo Merger Consideration

As a result of and upon the Effective Time, (1) each of the then issued and outstanding Class A Common Stock, par value $0.0001 per share, of BLTS (the “shares of BLTS Class A Common Stock”), will convert automatically, on a one-for-one basis, into a share of Class A Common Stock, par value $0.0001 per share, of ParentCo (the “ParentCo Class A Common Stock”), (2) each of the then issued and outstanding Class B Common Stock, par value $0.0001 per share, of BLTS (the “shares of BLTS Class B Common Stock”), will convert automatically, on a one-for-one basis, into a share of ParentCo Class A Common Stock, (3) each then issued and outstanding redeemable warrant of BLTS (the “BLTS Warrants”) will convert automatically into a redeemable warrant to acquire one share of ParentCo Class A Common Stock (the “ParentCo Warrants”) pursuant to the Warrant Amendment, and (4) each of the then issued and outstanding units of BLTS that have not been previously separated into the underlying shares of BLTS Class A Common Stock and underlying BLTS Warrants upon the request of the holder thereof (the “BLTS units”), will be cancelled and will entitle the holder thereof to one share of ParentCo Class A Common Stock and one-half of one ParentCo Warrant. As used herein, “public shares” shall mean the shares of BLTS Class A Common Stock (including those that underlie the BLTS units) that were registered pursuant to the Registration Statement on Form S-1 (333-251513) and the shares of ParentCo Class A Common Stock issued as a matter of law upon the conversion thereof on the effective date of the ParentCo Merger.

Manscaped Inc. Merger Consideration

At the Second Effective Time, by virtue of the Manscaped, Inc. Merger and pursuant to the terms of the Business Combination Agreement, each issued and outstanding share of Manscaped, Inc. stock immediately prior to the Second Effective Time shall be cancelled and converted into the right to receive (i) one share of ParentCo Class A Common Stock (and in the case of holders of voting units of the Company, one share of ParentCo Class B Common Stock) and (ii) the contingent right to receive the applicable earnout described below.

Earnout

Additionally, pursuant to the Business Combination Agreement and Manscaped’s limited liability company agreement (which will be amended at Closing), following the achievement of certain milestones, ParentCo will issue ParentCo Class A Common Stock or restricted stock units in ParentCo Class A Common Stock to each holder of Manscaped, Inc. capital stock or restricted stock units of ParentCo as of immediately prior to the effective time of the Manscaped, Inc. Merger with a pro rata portion thereof in excess of zero (0) (each, a “ParentCo Participant”) in accordance with such ParentCo Participant’s pro rata portion thereof (“ParentCo Earnout”), and Manscaped will issue earnout units in Manscaped to each holder of Manscaped as of immediately following the Closing (each a “Manscaped Participant”) in accordance with such Manscaped Participant’s pro rata portion thereof (“Manscaped Earnout”). The earnout milestones are as follows: (A) if the closing share price of ParentCo Class A Common Stock equals or exceeds $12.50 per share for any 20 trading days within any consecutive 30-trading day period commencing on or after the 150th day after the closing date of the Business Combination and ending on or prior to the five (5)-year anniversary of the closing date of the Business Combination (such period, the “Earnout Period”); (B) if the closing share price of ParentCo Class A Common Stock equals or exceeds $15.00 per share for any 20 trading days within any consecutive 30-trading day period during the Earnout Period; and (C) if the closing share price of ParentCo Class A Common Stock equals or exceeds $17.50 per share for any 20 trading days within any consecutive 30-trading day period during the Earnout Period. The $12.50, $15.00 and $17.50 share price milestones, respectively, shall also be deemed to have been achieved if, (1) after the closing date of the Business Combination and prior to the five (5)-year anniversary of the closing date of the Business Combination, there is a merger, consolidation, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction with respect to ParentCo and its subsidiaries, taken as a whole, whereby all or substantially all of the holders of the outstanding shares of ParentCo Class A Common Stock have such shares converted, exchanged or otherwise replaced with the right to receive cash, securities or other property (an “Earnout Strategic Transaction”), or a definitive agreement providing therefor has been entered into during such time and such transaction is ultimately consummated, and (2) the per share value of the consideration to be received in such transaction equals or exceeds $12.50, $15.00 or $17.50 per share, respectively. Earnout shares or units in respect of each milestone may be issued and earned only once. A total of 38,270,011 shares of ParentCo Class A Common Stock shall be subject to the earnout, taking into account both the ParentCo Earnout and the Manscaped Earnout (on an as converted to ParentCo Class A Common Stock basis).

On January 10, 2022, the BCA was amended (such amendment, the “BCA Amendment”). The BCA Amendment provides that each of the outstanding Company LLC Units (as defined in the BCA) and the shares issuable pursuant to the applicable earnout milestone will be treated as converted to ParentCo Class A Common Stock, as applicable, issued and to be taken into account in calculating the per share price for purposes of determining whether any earnout milestone has been achieved in connection with an Earnout Strategic Transaction. Additionally, pursuant to the BCA Amendment, the definition of “Earnout Consideration” is amended with respect to each holder of ParentCo Class A Common Stock and each holder of restricted stock units of ParentCo to equal a portion of the available earnout shares or the available earnout restricted stock units, respectively, as determined by the Board of Managers of Manscaped Holdings. The BCA Amendment also removes the definition of “Earnout Pro Rata Portion”. The BCA Amendment also revises the figure in Section 2.4(a) of the BCA to read “22,244,958 Company LLC Units” and amends Section 6.3(a) of the BCA such that, if the registration statement of which this proxy statement/prospectus forms a part is not effective by February 15, 2022, Manscaped shall act in good faith to deliver to BLTS its audited financial statements as of and for the years ended December 31, 2021, as soon as reasonably practicable following such date.

Closing

In accordance with the terms and subject to the conditions of the BCA, the closing of the Business Combination (the “Closing”) will take place at 7:00 a.m., Pacific Time, on the date that is the second business day after the satisfaction or waiver of the conditions set forth in the BCA (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), unless another time or date is mutually agreed to in writing by the parties. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Representations and Warranties

The BCA contains representations and warranties of BLTS and its subsidiaries (including the Merger Subs) and Manscaped, certain of which are qualified by materiality and material adverse effect (as defined below) and may be further modified and limited by the disclosure letters. See the section titled “BCA Proposal — The BCA — Material

Adverse Effect” below. The representations and warranties of BLTS are also qualified by information included in BLTS’s public filings, filed or submitted to the SEC on or prior to the date of the BCA (subject to certain exceptions contemplated by the BCA).

Representations and Warranties of Manscaped

Manscaped has made representations and warranties relating to, among other things, company organization, subsidiaries, due authorization, no conflict, governmental authorities and consents, capitalization of Manscaped and its subsidiaries, financial statements, undisclosed liabilities, litigation and proceedings, legal compliance, contracts and no defaults, Manscaped benefit plans, labor relations and employees, taxes, brokers’ fees, insurance, licenses, equipment and other tangible property, real property, intellectual property, privacy and cybersecurity, environmental matters, absence of changes, anti-corruption compliance, anti-money laundering laws, sanctions and international trade compliance, information supplied, customers and vendors, government contracts, product warranty and product liability, regulatory matters, sufficiency of assets and no additional representation or warranties.

The representations and warranties of Manscaped identified as fundamental under the terms of the BCA are those made pursuant to: (i) the first and second sentences of Section 4.1 of the BCA (“Company Organization”), the first and second sentences of Section 4.2 of the BCA (“Subsidiaries”), Section 4.3 of the BCA (“Due Authorization”), Section 4.6 of the BCA (“Capitalization of the Company”), Section 4.7 of the BCA (“Capitalization of Subsidiaries”) and Section 4.16 of the BCA (“Brokers’ Fees”) (collectively, the “Manscaped Fundamental Representations”).

Representations and Warranties of BLTS and Its Subsidiaries

BLTS and its subsidiaries have made representations and warranties relating to, among other things, company organization, due authorization, no conflict, litigation and proceedings, SEC filings, internal controls, listing and financial statements, governmental authorities and consents, trust account, Investment Company Act and JOBS Act, absence of changes, no undisclosed liabilities, capitalization of BLTS, brokers’ fees, indebtedness, taxes, business activities, Nasdaq stock market quotation, registration statement, proxy statement and proxy statement/registration statement, no outside reliance and no additional representation or warranties.

Survival of Representations and Warranties

Except as the effect of termination provision and the Confidentiality Agreement entered into among the parties to the BCA, or in the case of claims against a person in respect of such person’s actual fraud, the representations and warranties of the respective parties to the BCA generally will not survive the Closing, except for (i) those covenants and agreements contained in the BCA that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the closing and (ii) the miscellaneous sections in BCA.

Material Adverse Effect

Under the BCA, certain representations and warranties of Manscaped are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. Under the BCA, certain representations and warranties of BLTS are qualified in whole or in part by a material adverse effect on the ability of BLTS to enter into and perform its obligations under the BCA standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the BCA, a material adverse effect with respect to Manscaped (“Manscaped Material Adverse Effect”) means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of Manscaped and its subsidiaries, taken as a whole or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent the ability of Manscaped to consummate the Merger.

However, in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Manscaped Material Adverse Effect”:

(a)     any change in applicable laws or GAAP or any interpretation thereof following the date of the BCA;

(b)    any change in interest rates or economic, political, business or financial market conditions generally;

(c)     the taking of any action required by the BCA;

(d)    any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic or change in climate;

(e)     any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions;

(f)     any failure of Manscaped to meet any projections or forecasts (provided that this clause (f) shall not prevent a determination that any Event not otherwise excluded from this definition of Manscaped Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Manscaped Material Adverse Effect);

(g)    any Events generally applicable to the industries or markets in which Manscaped and its subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers);

(h)    the announcement of the BCA and consummation of the transactions contemplated thereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of Manscaped and its subsidiaries (it being understood that this clause (h) shall be disregarded for purposes of the representation and warranty in Section 4.4 of the BCA and the condition to Closing with respect thereto);

(i)     any matter set forth on Manscaped’s disclosure letter;

(j)     any action taken by, or at the request of BLTS or its affiliates (other than any consents that BLTS is required not to unreasonably withhold, condition or delay relating to Manscaped’s conduct of business during the Interim Period;

Any Event referred to in clauses (a), (b), (d), (e) or (g) above may be taken into account in determining if a Manscaped Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of Manscaped and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which Manscaped and its subsidiaries conduct their respective operations (which will include the semiconductor and related technology industries generally), but only to the extent of the incremental disproportionate effect on Manscaped and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which Manscaped and its subsidiaries conduct their respective operations.

Covenants and Agreements

Manscaped has made covenants relating to, among other things, conduct of business, inspection, preparation and delivery of certain audited and unaudited financial statements, affiliate agreements, acquisition proposals and payoff letters.

BLTS has made covenants relating to, among other things, employee matters, trust account proceeds and related available equity, Nasdaq/NYSE listing, no solicitation by BLTS, BLTS conduct of business, post-closing directors and officers of ParentCo, indemnification and insurance, BLTS public filings, PIPE subscriptions and stockholder litigation.

Conduct of Business by Manscaped

Manscaped has agreed that from the date of the BCA through the earlier of the Closing or the termination of the BCA (the “Interim Period”), it will, and will cause its subsidiaries to, except as otherwise explicitly contemplated by the BCA or the Ancillary Agreements (as defined below), as consented to by BLTS in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or as required by applicable law, use reasonable best efforts to operate the business of Manscaped in the ordinary course consistent with past practice.

During the Interim Period, Manscaped has also agreed not to, and to cause its subsidiaries not to, except as otherwise contemplated by the BCA, including the Manscaped disclosure letter thereto (the “Manscaped Disclosure Letter”), as consented to by BLTS in writing or as required by applicable law:

•        change or amend the governing documents of Manscaped or any of Manscaped’s subsidiaries or form or cause to be formed any new subsidiary of Manscaped;

•        make or declare any dividend or distribution to equityholders of Manscaped or make any other distributions in respect of any of Manscaped’s capital stock or equity interests;

•        split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of Manscaped’s or any of its subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly-owned subsidiary of Manscaped that remains a wholly-owned subsidiary of Manscaped after consummation of such transaction;

•        purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of Manscaped or its subsidiaries, except for (i) the acquisition by Manscaped or any of its subsidiaries of any shares of capital stock, membership interests or other equity interests of Manscaped or its subsidiaries in connection with the forfeiture or cancellation of such interests, including, for the avoidance of doubt, redemptions of equity securities from former employees upon the terms set forth in the underlying agreements governing such equity securities or (ii) transactions between Manscaped and any wholly-owned subsidiary of Manscaped or between wholly-owned subsidiaries of Manscaped;

•        enter into, modify in any material respect or terminate any contract of a type required to be listed on Section 4.12(a) of Manscaped’s disclosure letter or any real property lease, or waive, release or assign any rights under any contract of a type required to be listed on Section 4.12(a) of Manscaped’s disclosure letter or any real property lease;

•        sell, assign, transfer, convey, lease, sublease, sub-sublease or otherwise dispose of or mortgage, pledge or subject to any encumbrance any assets or properties of Manscaped or its subsidiaries, including, without limitation, any leased real property, except for (i) dispositions of obsolete or worthless equipment (ii) transactions among Manscaped and its wholly-owned subsidiaries or among its wholly-owned subsidiaries and (iii) transactions in the ordinary course of business consistent with past practice;

•        acquire any ownership interest in any real property;

•        other than as required by law, an existing benefit plan or certain contractual obligations, (i) grant or adopt or enter into any arrangement for any severance, retention, change in control or termination or similar pay, except in connection with the promotion, hiring or termination of employment of any non-officer employee having an annual base salary less than or equal to $175,000 in the ordinary course of business consistent with past practice, (ii) make any change in the key management structure of Manscaped or any of Manscaped’s subsidiaries, including the hiring or termination of any employees with an annual base salary of $175,000 or more, other than terminations for cause or due to death or disability, (iii) terminate, adopt, enter into or materially amend any Manscaped benefit plan, (iv) increase the cash compensation or bonus opportunity of any employee, officer, director or other individual service provider, except for increases to non-officer employees in the ordinary course of business consistent with past practice, (v) establish any trust or take any other action to secure the payment of any compensation payable by Manscaped or any of Manscaped’s subsidiaries or (vi) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by Manscaped or any of Manscaped’s subsidiaries;

•        acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

•        issue or sell any debt securities or warrants or other rights to acquire any debt securities of Manscaped or any subsidiary of Manscaped or otherwise incur or assume any indebtedness, or (ii) guarantee any indebtedness of another person, the sum of (i) and (ii) not to be in excess of $250,000 in the aggregate, in each case, other than (x) in the ordinary course of business consistent with past practice and (y) as between Manscaped and its subsidiaries;

•        make or change any material election in respect of material taxes, (ii) materially amend any filed material tax return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material taxes, (iv) enter into any closing agreement as described in Section 7121 of the Code (or any similar provision of state, local, or foreign law) with any governmental authority in respect of material taxes executed on or prior to the Closing Date or enter into any tax sharing or similar agreement (other than any such agreement solely between Manscaped and its existing subsidiaries and customary commercial contracts (or contracts entered into in the ordinary course of business) not primarily related to taxes), (v) settle any claim or assessment in respect of material taxes or (vi) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes;

•        take or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time (the “Treasury Regulations”) and prevent the Exchange from qualifying as a contribution under Section 721 of the Code by Intermediate Holdco to the Company;

•        discharge any secured or unsecured obligation or liability (whether accrued, absolute, contingent or otherwise) which individually or in the aggregate exceeds $750,000, except as such obligations become due;

•        issue any additional limited liability units of Manscaped Holdings or securities exercisable for or convertible into limited liability units of Manscaped Holdings, or grant ay additional limited liability company units of Manscaped having the rights and obligations specified with respect to “Incentive Units” in the Manscaped LLC Agreement, including both voting and non-voting incentive units, or other equity or equity-based compensation;

•        adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Manscaped or its subsidiaries (other than the Mergers);

•        waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, action, litigation or other legal proceedings, except in the ordinary course of business or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $500,000 in the aggregate;

•        assign, transfer, pledge, sell or license to any person rights to any intellectual property that is material to Manscaped or any of Manscaped’s subsidiaries, or dispose of, abandon, permit to lapse or fail to preserve any rights to any intellectual property that is material to Manscaped or any of its subsidiaries, except for the expiration of Manscaped registered intellectual property in accordance with the applicable statutory term or for the grant of non-exclusive licenses in the ordinary course of business, consistent with past practice;

•        deliver, license or make available to any escrow agent or other person source code for any software owned or purported to be owned by Manscaped or any of its subsidiaries;

•        modify in any material respect any of the privacy policies, or any administrative, technical or physical safeguards related to privacy or cybersecurity, except (i) to remediate any security issue, (ii) to enhance data security or integrity, (iii) to comply with applicable law, or (iv) as otherwise directed or required by a governmental authority;

•        disclose or agree to disclose to any person (other than BLTS or any of its representatives) any trade secret or any other material confidential or proprietary information, know-how or process of Manscaped or any of its subsidiaries other than in the ordinary course of business consistent with past practice and pursuant to obligations to maintain the confidentiality thereof;

•        make or commit to make capital expenditures;

•        manage Manscaped’s and its subsidiaries’ working capital (including paying amounts payable in a timely manner when due and payable) in a manner other than in the ordinary course of business consistent with past practice;

•        other than as required by applicable law, modify, enter into or extend any collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, labor organization, works council or group of employees of Manscaped or its subsidiaries, or recognize or certify any labor union, labor organization, works council or group of employees of Manscaped or its subsidiaries as the bargaining representative for any employees of Manscaped or its subsidiaries;

•        terminate without replacement or fail to use reasonable efforts to maintain any license that is material to the conduct of the business of Manscaped and its subsidiaries, taken as a whole;

•        waive the restrictive covenant obligations of any current or former employee or independent contractor of Manscaped or any of Manscaped’s subsidiaries;

•        limit the right of Manscaped or any of Manscaped’s subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any person or (ii) grant any exclusive rights to any person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of Manscaped and its subsidiaries, taken as a whole;

•        terminate without replacement or amend in a manner materially detrimental to Manscaped and its subsidiaries, taken as a whole, any insurance policy insuring the business of Manscaped or any of Manscaped’s subsidiaries; or

•        enter into any agreement to do any action specified above.

Conduct of Business of BLTS

BLTS has agreed that during the Interim Period, it will, and shall cause each of its subsidiaries to, except as contemplated by the BCA (including as contemplated by the PIPE Investment), or as consented to by Manscaped in writing (which consent shall not be unreasonably withheld, conditioned or delayed), operate its business in the ordinary course and consistent with past practice.

During the Interim Period, BLTS has also agreed not to, and to cause each of its subsidiaries not to, except as otherwise contemplated by the BCA (including as contemplated by the PIPE Investment) or the Ancillary Agreements (as defined below), as consented to by Manscaped in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) or as required by law:

•        change, modify or amend the Investment Management Trust Agreement, dated January 6, 2021, by and between BLTS and Continental, as trustee (the “Trust Agreement”) or the governing documents of BLTS or any of its subsidiaries, except as otherwise contemplated by the Condition Precedent Proposals;

•        make or declare any dividend or distribution to the stockholders of BLTS or make any other distributions in respect of any of BLTS capital stock, Intermediate Holdco capital stock, ParentCo Class A Common Stock, Merger Sub Corp. capital stock or Merger Sub LLC units, share capital or equity interests, (ii) split, combine, reclassify or otherwise amend any terms of any shares or series of BLTS capital stock, Intermediate Holdco capital stock, ParentCo Class A Common Stock, Merger Sub Corp. capital stock or Merger Sub LLC units or equity interests or (iii) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of BLTS, Intermediate Holdco, ParentCo, Merger Sub Corp. or Merger Sub LLC, other than a redemption of shares of shares of BLTS Class A Common Stock effected in connection with the redemption;

•        make or change any material election in respect of material taxes, (ii) amend any filed material tax return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material taxes, (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or foreign law) with any governmental authority in respect of material taxes or enter into any tax sharing or similar agreement, (v) settle any claim or assessment in respect of material taxes, or (vi) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes;

•        take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent either the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations and prevent the Exchange from qualifying as a contribution under Section 721 of the Code by Intermediate Holdco to the Company;

•        other than as expressly required by the Sponsor Support Agreement, enter into, renew or amend in any material respect, any transaction or contract with an affiliate of BLTS, Intermediate Holdco, ParentCo, Merger Sub Corp. or Merger Sub LLC (including, for the avoidance of doubt, (i) the Sponsor and (ii) any person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

•        incur or assume any indebtedness or guarantee any indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of BLTS or any of its subsidiaries or guaranty any debt securities of another person, other than any indebtedness for borrowed money or guarantee (i) incurred in the ordinary course of business consistent with past practice and in an aggregate amount not to exceed $100,000 or (ii) incurred between BLTS and any of its subsidiaries, or between or among any of its subsidiaries or (iii) in respect of any working capital loan in an aggregate not to exceed $1,500,000;

•        incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness or otherwise knowingly and purposefully incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations other than fees and expenses for professional services incurred in support of the transactions contemplated by the BCA and the Ancillary Agreements (as defined below) or in support of the ordinary course operations of BLTS (which the parties agree shall include any indebtedness in respect of any working capital loan incurred in the ordinary course of business);

•        issue any securities of BLTS or securities exercisable for or convertible into securities of BLTS, other than the issuance of the shares of ParentCo Class A Common Stock in connection with the ParentCo Merger, (ii) grant any options, warrants or other equity-based awards with respect to securities of BLTS, not outstanding on the date of the BCA or (iii) amend, modify or waive any of the material terms or rights set forth in any BLTS warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein; or

•        enter into any agreement to do any of the above actions specified above.

Covenants of BLTS

Pursuant to the BCA, BLTS has agreed, among other things, to:

•        prior to the Closing Date, obtain approval for and adopt the Manscaped Holdings, Inc. 2022 Omnibus Incentive Plan and the Manscaped Holdings 2022 Management Incentive Plan;

•        within two business days following the expiration of the sixty-day period after ParentCo has filed current Form 10 information with the SEC, ParentCo shall file an effective registration statement on Form S-8 with respect to ParentCo Class A Common Stock issuable under the Manscaped Holdings, Inc. 2022 Omnibus Incentive Plan and use reasonable best efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus contained therein) for so long as awards granted thereunder remain outstanding;

•        Manscaped Holdings shall grant LTIP Units exchangeable for ParentCo Class A Common Stock to the Company’s Chief Executive Officer and the Company’s President on the Closing Date under the Manscaped Holdings 2022 Management Incentive Plan in the amounts and in accordance with the general terms set forth in the Manscaped Holdings 2022 Management Incentive Plan.

•        take certain actions so that the Trust Amount will be released from the trust account and so that the trust account will terminate thereafter, in each case, pursuant to the terms and subject to the terms and conditions of the Trust Agreement;

•        during the Interim Period, ensure BLTS remains listed as a public company on Nasdaq and obtain approval for the listing of ParentCo Class A Common Stock on Nasdaq from and after the effective time of the Merger;

•        during the Interim Period, not, and cause its subsidiaries not to, and instruct its and their representatives not to, initiate any negotiations or enter into any agreements for certain alternative transactions and to terminate any such negotiations ongoing as of the date of the BCA;

•        subject to the terms of ParentCo’s governing documents, ParentCo shall take all such action within its power as may be necessary or appropriate such that immediately following the effective time of the Merger:

•        the Board shall consist of up to seven (7) directors, which shall initially include: one (1) director nominee to be designated by ParentCo who shall initially be Michael Mahan, the four (4) directors of Manscaped immediately prior to the effective time of the Business Combination and two (2) independent director nominees to be designated by Manscaped with the assistance of BLTS as soon as reasonably practicable following the date of the BCA;

•        the Board shall have a majority of “independent” directors for the purposes of Nasdaq, each of whom shall serve in such capacity in accordance with the terms of the governing documents of ParentCo following the effective time of the Merger; and

•        the initial officers of ParentCo will be as set forth in Manscaped’s disclosure letter, who will serve in such capacity in accordance with the terms of the governing documents of ParentCo following the effective time of the Merger;

•        ParentCo shall and shall cause all its subsidiaries to comply with BLTS Governing Documents, the Trust Agreement and all other agreements that BLTS or its subsidiaries may be a party.

•        after the effective time of the Merger, indemnify and hold harmless each present and former director and officer of Manscaped and BLTS and each of their respective subsidiaries against any costs, expenses, damages or liabilities incurred in connection with any legal proceeding, to the fullest extent that would have been permitted under applicable law and the applicable governing documents to indemnify such person;

•        maintain, and cause its subsidiaries to maintain for a period of not less than six years from the effective time of the Business Combination (i) provisions in its governing documents and those of its subsidiaries concerning the indemnification and exoneration of its subsidiaries and their subsidiaries’ former and current officers, directors and employees and agents, no less favorable than as contemplated by the applicable governing documents of Manscaped immediately prior to the effective time of the Business Combination and (ii) a directors’ and officers’ liability insurance policy covering those persons who are currently covered by BLTS’s, Manscaped’s or their respective subsidiaries’ directors’ and officers’ liability insurance policies on terms not less favorable than the terms of such current insurance coverage, provided, however, that (x) BLTS may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six (6) year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the effective time of the ParentCo Merger and (ii) if any claim is asserted or made within such six (6) year period, any insurance required to be maintained under Section 7.7 of the BCA shall be continued in respect of such claim until the final disposition thereof;

•        on the Closing Date, enter into customary indemnification agreements reasonably satisfactory to each of Manscaped and ParentCo with the post-Closing directors and officers of ParentCo, which indemnification agreements will continue to be effective following the Closing;

•        from the date of the BCA through the effective time of the Merger, keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable law;

•        except as otherwise approved in writing by Manscaped (which approval shall not be unreasonably withheld, conditioned or delayed), not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the Subscription Agreements, except for any such actions that would not increase conditionality or impose any new obligation on Manscaped, ParentCo or BLTS, reduce or impair the rights of BLTS or ParentCo under any PIPE Subscription Agreement or otherwise adversely affect any rights of BLTS, ParentCo or Manscaped under any PIPE Subscription Agreement and except for any assignment or transfer contemplated therein or expressly permitted thereby;

•        use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it deems to be proper or advisable to consummate the transaction contemplated by the Subscription Agreements on the terms described therein, including using its reasonable best efforts to enforce its rights under the Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) ParentCo the applicable purchase price under each PIPE Investor’s applicable Subscription Agreement in accordance with its terms; and

•        prior to the Closing Date, promptly notify and keep Manscaped reasonably informed of the status of any litigation brought or, to BLTS’s knowledge, threatened in writing against BLTS or its or ParentCo’s board of directors by any of BLTS’s stockholders in connection with the BCA, any Ancillary Agreement or the transactions contemplated therein, and will provide Manscaped with the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of such litigation, give due consideration to Manscaped’s advice with respect to such litigation and will not settle or any such litigation without the prior written consent of Manscaped (such consent not to be unreasonably withheld, conditioned or delayed).

Covenants of Manscaped

Pursuant to the BCA, Manscaped has agreed, among other things, to:

•        subject to confidentiality obligations that may be applicable to information furnished to Manscaped or any of its subsidiaries by third parties that may be in Manscaped’s or any of its subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege (provided that, to the extent possible, the parties will cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), and to the extent permitted by applicable law, afford and cause its subsidiaries to afford, BLTS and its accountants, counsel and other representatives reasonable access during the Interim Period during normal business hours and with reasonable advance notice in such manner as to not materially interfere with the ordinary course of business of Manscaped and its subsidiaries, to their respective properties, books, contracts, commitments, tax returns, records and appropriate officers and employees of Manscaped and its subsidiaries, and furnish such representatives with all financial and operating data and other information concerning the affairs of Manscaped and its subsidiaries as such representatives may reasonably request (provided that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of Manscaped or its subsidiaries without the prior written consent of Manscaped;

•        provide, and cause its subsidiaries to provide, to BLTS and, if applicable, its accountants, counsel or other representatives, (i) such information and such other materials and resources relating to any legal proceeding initiated, pending or threatened during the Interim Period, or to the compliance and risk management operations and activities of Manscaped and its subsidiaries during the Interim Period, in each case, as BLTS or such representative may reasonably request, (ii) prompt written notice of any material status updates in connection with any such legal proceedings or otherwise relating to any compliance and risk management matters or decisions of Manscaped or its subsidiaries, and (iii) copies of any communications sent or received by Manscaped or its subsidiaries in connection with such legal proceedings, matters and decisions (and, if any such communications occurred orally, Manscaped shall, and shall cause its subsidiaries to, memorialize such communications in writing to BLTS);

•        act in good faith to deliver to BLTS, (i) as soon as reasonably practicable following the date of the BCA, audited financial statements (together with the auditor’s reports thereon) of Manscaped and its subsidiaries as of and for the years ended December 31, 2020, and December 31, 2019, and, (ii) if the registration statement of which this proxy statement/prospectus forms a part is not declared effective by February 15, 2022, deliver to BLTS as soon as reasonably practicable following such date the audited financial statements (together with the auditor’s reports thereon) of Manscaped and its subsidiaries as of and for the years ended December 31, 2021;

•        as promptly as practicable, provide BLTS with all other information concerning Manscaped and its management, operations and financial condition of Manscaped and its subsidiaries, in each case, reasonably requested or required by BLTS for inclusion in this proxy statement/prospectus;

•        at or prior to Closing, terminate and settle all Affiliate Agreements (as defined in the BCA) set forth in the applicable section of Manscaped’s disclosure letter without further liability to BLTS, Manscaped or any of its subsidiaries (other than as set forth in the applicable section of Manscaped’s disclosure letter);

•        during the Interim Period, not, and to use reasonable best efforts to cause its representatives to not, (i) initiate any negotiations with any person with respect to, or provide any non-public information or data concerning Manscaped or any of Manscaped’s subsidiaries to any person relating to, certain alternative transactions, (ii) enter into an agreement with respect to any such alternative transactions or proposed transactions, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (iv) otherwise knowingly facilitate any inquiries, proposals, discussions, or negotiations or any effort or attempt by any person to make a proposal with respect to any such alternative transaction;

•        use, and cause each of its subsidiaries to use, commercially reasonable efforts to (i) obtain the Payoff Letters (as defined in the BCA) in accordance with Section 6.6 of the BCA and (ii) provide BLTS with a copy of such Payoff Letters at least three (3) business days prior to the Closing Date.

Joint Covenants of BLTS and Manscaped

In addition, each of BLTS and Manscaped has agreed, among other things, to take certain actions set forth below.

•        Each of BLTS and Manscaped will (and, to the extent required, will cause its affiliates to) comply promptly, but in no event later than ten business days after the date of the BCA, with the notification and reporting requirements of the HSR Act.

•        Each of BLTS and Manscaped will substantially comply with any information or document requests with respect to antitrust matters as contemplated by the BCA.

•        Each of BLTS and Manscaped will (and, to the extent required, will cause its affiliates to) (x) request early termination of any waiting period or periods under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period or periods under the HSR Act and (ii) prevent the entry, in any legal proceeding brought by an antitrust authority or any other person, of any governmental order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by the BCA and (y) take certain other actions to cooperate to avoid any governmental order from an antitrust authority that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger, including sharing relevant information with the other parties thereto for such purposes and each paying one-half of any applicable antitrust filing fees (subject to, as applicable, a requirement to obtain Manscaped’s prior written consent with respect to certain such actions identified above as contemplated by the BCA).

•        ParentCo, BLTS and Manscaped will jointly prepare and ParentCo will file with the SEC the proxy statement/registration statement in connection with the registration under the Securities Act of certain of the shares of ParentCo Class A Common Stock to be issued in the ParentCo Merger.

•        Each of ParentCo, BLTS and Manscaped will use its reasonable best efforts to cause the proxy statement/registration statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement (as defined below) declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated by the BCA and otherwise ensure that the information contained therein contains no untrue statement of material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made (with respect to the Proxy Statement/Prospectus), not misleading.

•        BLTS will, as promptly as practicable after the registration statement is declared effective under the Securities Act, (i) disseminate proxy statement to stockholders of BLTS in compliance with applicable law, (ii) give notice, convene and hold a meeting of the stockholders, in each case in accordance with its governing documents then in effect and Nasdaq Listing Rule 5620(b), as applicable, for a date no later than 30 business days following the date the registration statement is declared effective, (iii) solicit proxies from the holders of common stock of BLTS to vote in favor of each of the Condition Precedent Proposals, and (iv) provide its stockholders with the opportunity to elect to effect a redemption.

•        Manscaped will use its reasonable best efforts to obtain the requisite stockholder approval necessary to consummate the BCA and the transactions contemplated thereby, including the Mergers (the “Manscaped Unitholder Approval”), either by (i) irrevocable written consent of each of the Requisite Company Equityholders (as defined in the Company Equityholders Support Agreement) sufficient to obtain Manscaped Unitholder Approval as soon as reasonably practicable after the registration statement shall have been declared effective under the Securities Act or (ii) in the event Manscaped is unable to obtain such written consent, by convening a meeting of the equityholders of Manscaped for the purpose of voting solely upon the adoption of the BCA, the other agreements contemplated thereby and the transactions contemplated by the BCA and such other agreements, including the Merger, as soon as reasonably practicable after the registration statement is declared effective under the Securities Act.

•        BLTS and Manscaped will each, and will each cause their respective subsidiaries to (i) provide all third parties notice as required in connection with the Business Combination and the other transactions contemplated by the BCA, (ii) use reasonable best efforts to obtain all consents and approvals of third parties as required in connection with the Business Combination and the other transactions contemplated by the BCA and (iii) take such other action as may be reasonably necessary or as another party to the BCA may reasonably request to comply with the BCA and to consummate the transactions contemplated thereby as soon as practicable.

•        Notwithstanding anything to the contrary in the BCA, unless otherwise agreed in writing by ParentCo, Manscaped shall make the election under Section 6226 of the Code (or any similar provision of state, local or other tax law) with respect to the alternative to payment of imputed underpayment for any pre-closing tax period. In the event that ParentCo, BLTS or Manscaped seeks a tax opinion from its respective tax advisor regarding the Intended Tax Treatment (as defined in the BCA), or the SEC requests or requires tax opinions, each party shall use reasonable efforts to execute and deliver customary tax representation letters (not to be inconsistent with the BCA) as the applicable tax advisor may reasonably request in form and substance reasonably satisfactory to such advisor. If the SEC (or its staff) requests or requires any opinion on the Intended Tax Treatment or other tax consequences of the transactions contemplated by the BCA, Manscaped shall cause such opinion (as so required or requested) to be provided by one of its advisors.

•        Each of Manscaped and BLTS will, prior to the Closing, take all such steps as may be required (to the extent permitted under applicable law) to cause any dispositions of limited liability units of Manscaped Holdings or acquisitions of shares of ParentCo Class A Common Stock (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated by the BCA by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated thereby to be exempt under Rule B-3 promulgated under the Exchange Act.

•        Prior to the Closing, each of Manscaped and BLTS shall, and each of them shall cause their respective subsidiaries and affiliates (as applicable) and its and their officers, directors, managers, employees, consultants, counsel, accounts, agents and other representatives to reasonably cooperate in a timely manner in connection with any financing arrangement the parties mutually agree to seek in connection with the transactions contemplated by the BCA.

Closing Conditions

The consummation of the Business Combination is conditioned upon the satisfaction or waiver by the applicable parties to the BCA of the conditions set forth below. Therefore, unless these conditions are waived or satisfied by the applicable parties to the BCA, the Business Combination may not be consummated. There can be no assurance that the parties to the BCA would waive any such provisions of the BCA.

Minimum Cash Condition

The BCA provides that the obligations of Manscaped to consummate the Business Combination are conditioned on, among other things, that as of the Closing, the amount of cash available in the trust account, after deducting the amount required to satisfy BLTS’s obligations to its stockholders (if any) that exercise their rights to redeem their public shares pursuant to the BLTS Governing Documents (but prior to the payment of any (i) deferred underwriting commissions being held in the trust account and (ii) transaction expenses of BLTS, including transaction expenses incurred, accrued, paid or payable by affiliates of BLTS on BLTS’s behalf) (such amount, the “Trust Amount”) plus the PIPE Investment Amount expected to be received by ParentCo prior to or substantially concurrently with the Closing, is at least equal to or greater than $75 million (the “Minimum Cash Condition”), provided that Sponsor or any of its or its members’ affiliates shall have the right, but not the obligation, prior to the Closing to acquire common stock of ParentCo (on the same terms and conditions as set forth in the Subscription Agreements) and the proceeds of such acquisition shall constitute additional available cash. The Minimum Cash Condition is for the sole benefit of Manscaped.

Conditions to the Obligations of Each Party

The obligations of each party to the BCA to consummate, or cause to be consummated, the Business Combination are subject to the satisfaction of the following conditions at or prior to the Closing, any one or more of which may be waived in writing by all of such parties:

•        the approval of the Condition Precedent Proposals by BLTS’s stockholders will have been obtained (the “BLTS Stockholder Approval”);

•        Manscaped Unitholder Approval shall have been obtained;

•        the registration statement of which this proxy statement/prospectus forms a part (the “Registration Statement”) will have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC and not withdrawn;

•        the waiting period or periods (and any extension thereof) under the HSR Act applicable to the transactions contemplated by the BCA, or the (i) Sponsor Support Agreement, (ii) Manscaped Holders Support Agreement and (iii) Confidentiality Agreement (clauses (i), (ii) and (iii), collectively, the “Ancillary Agreements”) will have expired or been terminated;

•        there will not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award (entered by or with any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal (a “Governmental Order”), in each case, to the extent such governmental authority has jurisdiction over the parties to the BCA and the transactions contemplated thereby), statute, rule or regulation enjoining or prohibiting the consummation of the Merger;

•        BLTS will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act);

•        the shares of ParentCo Class A Common Stock and ParentCo Warrants to be issued in connection with the ParentCo Merger will have been approved for listing on Nasdaq;

•        the Employment Agreements (as defined in the BCA) shall remain in full force and effect and shall not have been revoked, rescinded, or otherwise repudiated by the respective employee signatories thereto, and neither Paul Tran nor Kevin Datoo shall have terminated his employment or engagement or indicated that he is not willing or does not intend to be employed or engaged by ParentCo (or any of its subsidiaries) following the Closing; and

•        the Pre-Closing Restructuring shall have been completed in accordance with the terms of the Restructuring Agreement.

Conditions to the Obligations of BLTS and Its Subsidiaries

The obligations of BLTS and its subsidiaries to consummate, or cause to be consummated, the Business Combination are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by BLTS and its subsidiaries:

•        the representations and warranties of Manscaped pertaining to the capitalization of Manscaped will be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties that speak as to an earlier date, which representations and warranties will be true and correct in all but de minimis respects at and as of such date, except for changes after the date of the BCA which are contemplated or expressly permitted by the BCA or the Ancillary Agreements;

•        each of the Manscaped Fundamental Representations (other than those portions of the capitalization representations referenced above) will be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties will be true and correct in all material respects at and as of such date, except for changes after the date of the BCA which are contemplated or expressly permitted by the BCA or the Ancillary Agreements;

•        each of the remaining representations and warranties of Manscaped contained in the BCA other than the Manscaped Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) will be true and correct as of the Closing Date, except with respect to such representations and warranties that speak as to an earlier date, which representations and warranties will be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Manscaped Material Adverse Effect, provided that that the representations and warranties set forth in Section 4.8(c) and Section 4.9 of the BCA will be true and correct solely as of the date of the BCA, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Manscaped Material Adverse Effect;

•        each of the covenants of Manscaped to be performed as of or prior to the Closing will have been performed in all material respects (subject to a 20-day cure period);

•        the Minimum Cash Condition (for more information, see the section titled “— Minimum Cash Condition” above); and

•        there has not been any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a Manscaped Material Adverse Effect.

Conditions to the Obligations of Manscaped

The obligation of Manscaped to consummate, or cause to be consummated, the Business Combination is subject to the satisfaction of the following conditions any one or more of which may be waived in writing by Manscaped:

•        each of the representations and warranties of BLTS regarding its capitalization, as provided for in the BCA, will be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties that speak as to an earlier date, which representations and warranties will be true and correct in all but de minimis respects at and as of such date, except for changes after the date of the BCA which are contemplated or expressly permitted by the BCA;

•        each of the representations and warranties of BLTS contained in the BCA other than Section 5.12 of the BCA (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) will be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties that speak as to an earlier date, which representations and warranties will be true and correct in all material respects at and as of such date, except for changes after the date of BCA which are contemplated or expressly permitted by BCA or the Ancillary Agreements;

•        each of the covenants of BLTS to be performed as of or prior to the Closing will have been performed in all material respects; and

•        the Minimum Cash Condition. For more information, see the section titled “— Minimum Cash Condition” above.

Termination; Effectiveness

The BCA may be terminated and the transactions contemplated thereby abandoned:

•        by written consent of Manscaped and BLTS;

•        by Manscaped or BLTS if any governmental authority has enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and nonappealable and has the effect of making consummation of the Business Combination illegal or otherwise preventing or prohibiting the consummation of the Merger;

•        by Manscaped if the BLTS Stockholder Approval will not have been obtained by reason of the failure to obtain the required vote at a meeting of BLTS’s stockholders duly convened therefor or at any adjournment or postponement thereof;

•        by Manscaped if there has been a modification in recommendation of the board of directors of BLTS with respect to any of the Condition Precedent Proposals;

•        prior to the Closing, by written notice to Manscaped from BLTS in the event of certain uncured breaches on the part of Manscaped, except if the breach by Manscaped is curable by Manscaped through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by Manscaped of notice from BLTS of such breach, but only as long as Manscaped continues to use its respective reasonable best efforts to cure such breach, such termination shall not be effective, and such termination shall become effective only if such breach is not cured within such 30-day cure period, or if the Closing has not occurred on or before June 22, 2022 (the “Agreement End Date”), unless BLTS is in material breach of the BCA;

•        by BLTS, if Manscaped shall not have obtained approval from each of the Requisite Company Equityholders (as defined in the BCA) and the transactions contemplated within forty-eight (48) hours of the effective date of this proxy statement/prospectus; or

•        prior to the Closing, by written notice to BLTS from Manscaped in the event of certain uncured breaches on the part of BLTS, Intermediate Holdco, ParentCo Merger Sub Corp or Merger Sub LLC except if the breach is curable by BLTS through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by BLTS of notice from Manscaped of such breach, but only as long as BLTS continues to use its respective reasonable best efforts to cure such breach, such termination shall not be effective, and such termination shall become effective only if such breach is not cured within such 30-day period, or if the Closing has not occurred on or before the Agreement End Date, unless Manscaped is in material breach of the BCA.

In the event of the termination of the BCA, the BCA will become void and have no effect, without any liability on the part of any party thereto or its respective affiliates, officers, directors or equityholders, other than liability of Manscaped, BLTS, ParentCo, Intermediate Holdco, Merger Sub Corp or Merger Sub LLC, as the case may be, for any willful and material breach of the BCA occurring prior to such termination, other than with respect to certain exceptions contemplated by the BCA that will survive any termination of the BCA.

Waiver; Amendments

Any party to the BCA may, at any time prior to the Closing, by action taken by its board of directors, board of managers, managing members or other officers or persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in the BCA or (c) waive compliance by the other parties to the BCA with any of the agreements or conditions contained in the BCA, but such extension or waiver will be valid only if in writing signed by the waiving party.

The BCA may be amended or modified in whole or in part, only by a duly authorized agreement in writing that is executed in the same manner as the BCA and which makes reference to the BCA.

Fees and Expenses

If the Closing does not occur, each party to the BCA will be responsible for and pay its own expenses incurred in connection with the BCA and the transactions contemplated thereby, including all fees of its legal counsel, financial advisers and accountants. If the Closing occurs, BLTS shall (i) pay or cause to be paid, the Unpaid Transaction Expenses (as defined in the BCA), and (ii) pay or cause to be paid, any transaction expenses of BLTS (including transaction expenses incurred, accrued, paid or payable by BLTS’s affiliates on BLTS’ behalf), in each of case (i) and (ii), in accordance with Section 2.5(c) of the BCA. For the avoidance of doubt, any payments to be made (or to cause to be made) by BLTS pursuant to this expenses section of the BCA shall be paid upon consummation of the Business Combination and release of proceeds from the trust account.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the BCA (together, the “Related Agreements”), but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The full text of the Related Agreements, or forms thereof, are filed as annexes to this proxy statement/prospectus or as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified in their entirety by the full text of such annexes and exhibits. Stockholders and other interested parties are urged to read such Related Agreements in their entirety prior to voting on the proposals presented at the Special Meeting.

Restructuring Agreement

In connection with the execution of the BCA, Manscaped Holdings and certain equityholders of Manscaped Holdings entered into the Restructuring Agreement, dated as of November 22, 2021, a copy of which is attached to the accompanying proxy statement/prospectus as Annex M. Pursuant to the Restructuring Agreement, (i) each of the outstanding limited liability company units of Manscaped Holdings (other than incentive units) will be recapitalized into a single class of limited liability company units and (ii) 100% of the capital stock of Manscaped, Inc. will be distributed to certain equityholders of Manscaped Holdings, in each case, subject to the terms and conditions of the Restructuring Agreement.

Exchange Agreement

The BCA contemplates that, following the Effective Time (as defined in the BCA), ParentCo, Manscaped Holdings, and certain equityholders of Manscaped Holdings will enter into an Exchange Agreement (the “Exchange Agreement”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex N. Pursuant to the Exchange Agreement (a) each holder of Company Incentive Units of Manscaped Holdings listed therein (each, an “Exchanging Incentive Unit Holder”) shall agree to the cancellation of their respective unvested Incentive Units in exchange for the issuance of the number of restricted stock units of ParentCo set forth therein, subject to the terms and conditions of the 2022 Plan and an award agreement to be entered into by and between ParentCo and each Exchanging Incentive Unit Holder, and (b) immediately thereafter, all exchanged Incentive Units shall be cancelled, in each case, subject to the terms and conditions of the Exchange Agreement.

Tax Receivable Agreement

As described in more detail under the heading “Amended Manscaped Operating Agreement” below, beginning in 2023, during certain specified quarterly redemption periods, holders of vested Incentive Units and LLC Units (other than Intermediate Holdco) will have the right (the “Redemption Right”), subject to the terms of and restrictions in the Amended Manscaped LLC Agreement, to require Manscaped Holdings to redeem or exchange all or any portion of their LLC Units and/or vested Incentive Units for shares of ParentCo Class A Common Stock on a one-for-one basis and/or cash. In connection with such a redemption or exchange, ParentCo will succeed to the share of the existing tax basis that Manscaped Holdings has in its assets that is allocable to the redeemed or exchanged units, which may reduce the amount of income tax that ParentCo would otherwise be required to pay in the future. In addition, Manscaped Holdings intends to make an election under Section 754 of the Code (a “§ 754 election”), effective for each taxable year in which a redemption or exchange of Manscaped Units for shares or cash occurs. This § 754 election is expected to result in increases to the tax basis of the assets of Manscaped Holdings at the time of a redemption or exchange of LLC Units. These increases in tax basis are also expected to reduce the amount of income tax that ParentCo would otherwise be required to pay in the future.

The BCA contemplates that prior to Closing, ParentCo, Intermediate Holdco, certain members of Manscaped Holdings (each, a “TRA party”), and Manscaped Holdings will enter into a Tax Receivable Agreement (the “TRA”¬). Pursuant to the TRA, ParentCo generally will be required to pay to the TRA parties, in the aggregate, 85% of the amount of any U.S. federal, state and local income tax benefit that the ParentCo group actually realizes as a result of (i) future taxable redemptions and exchanges of Manscaped Units by TRA parties, (ii) certain payments made under the TRA, and (iii) deductions in respect of interest under the TRA. For purposes of the TRA, this tax benefit will be computed by comparing ParentCo’s actual income tax liability to the amount of taxes that ParentCo would have been required to pay in the absence of the relevant attributes of Manscaped Holdings (calculated by making certain assumptions). These tax benefits generally would not be available to ParentCo in the absence of the transactions contemplated by the BCA, and are expected to reduce the amount of income tax that ParentCo would otherwise be required to pay in the future.

Payments required to be made under the TRA are obligations of ParentCo, and not of Manscaped Holdings. ParentCo expects that the payments it will be required to make under the TRA will be substantial. The actual amounts ParentCo will be required to pay under the TRA are unclear because the potential future tax savings that ParentCo will be deemed to realize will depend in part on (i) the market value of a share of ParentCo Class A Common Stock at the time of each redemption or exchange, (ii) the prevailing applicable federal tax rate (plus the assumed combined state and local tax rate) applicable to ParentCo over the life of the TRA and (iii) ParentCo generating sufficient future taxable income to realize the tax benefits that are subject to the TRA. Payments under the TRA are not conditioned on our existing members’ continued ownership of ParentCo after a redemption or exchange.

Payments under the TRA will be based on tax reporting positions determined by ParentCo. The TRA parties will not reimburse ParentCo for any payments previously made if such tax basis or other tax benefits are subsequently challenged by a taxing authority and are ultimately disallowed, except that any such excess payments made to a TRA party will be netted against future payments otherwise to be made to such TRA party, if any, after ParentCo’s determination of such excess. In addition, the actual state or local tax savings ParentCo may realize may be different than the amount of such tax savings ParentCo is deemed to realize under the TRA, which will be based on an assumed combined state and local tax rate applied to ParentCo’s reduction in taxable income as determined for U.S. federal income tax purposes as a result of the tax attributes subject to the TRA. In both such circumstances, ParentCo could make payments under the TRA that are greater than ParentCo’s actual cash tax savings.

The TRA provides that (1) in the event that ParentCo breaches any of ParentCo’s material obligations under the TRA or (2) if, at any time, ParentCo elects an early termination of the TRA, ParentCo’s obligations under the TRA (with respect to all applicable Manscaped Units, whether or not such units have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that ParentCo would have sufficient taxable income to fully utilize the deductions arising from the tax basis and other tax attributes subject to the TRA. The TRA also provides that, upon certain mergers, asset sales or other forms of business combination, or certain other changes of control, the obligations of ParentCo or ParentCo successor’s obligations with respect to tax benefits would be based on certain assumptions, including that ParentCo or ParentCo’s successor would have sufficient taxable income to fully utilize the increased tax deductions and tax basis and other benefits covered by the TRA.

Because ParentCo is a holding company with no operations of its own, ParentCo’s ability to make payments under the TRA depends on the ability of Manscaped Holdings to make distributions to Intermediate Holdco, which would be distributed to ParentCo. To the extent that ParentCo is unable to make payments under the TRA for any reason, such payments will be deferred and will accrue interest until paid.

Sponsor Support Agreement

In connection with the execution of the BCA, BLTS, the Sponsor, Manscaped and the Persons set forth on Schedule I thereto entered into the Sponsor Support Agreement, dated as of November 22, 2021, a copy of which is attached to the accompanying proxy statement/prospectus as Annex B. Pursuant to the Sponsor Support Agreement,

the Sponsor and each director and officer of BLTS agreed to, among other things, vote to adopt and approve the BCA and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of the Sponsor Support Agreement.

Pursuant to the Sponsor Support Agreement, Sponsor has agreed immediately prior to the consummation of the ParentCo Merger (but subject to the prior satisfaction of all of the conditions to Closing), Sponsor will contribute, transfer, assign, convey and deliver to BLTS all of its 5,630,000 outstanding shares of BLTS Class B Common Stock, and in exchange, BLTS will issue to Sponsor 5,055,000 shares of BLTS Class A Common Stock. The Sponsor also agreed to subject 1,035,000 shares of its ParentCo common stock (the “Sponsor Earnout Shares”), which are comprised of two equal tranches (the “First Target Sponsor Earnout Shares” and the “Second Target Sponsor Earnout Shares,” respectively), to potential forfeiture to ParentCo for no consideration until the occurrence of certain earnout vesting conditions. If, at any time during the period beginning on the Closing Date and ending five years after the Closing Date (such period, the “Sponsor Earnout Period”), the closing share price of ParentCo Class A Common Stock for 20 out of any 30 consecutive trading days equals or exceeds $12.50, then the First Target Sponsor Earnout Shares, or if such price equals or exceeds $15.00 per share, then the Second Target Sponsor Earnout Shares, will immediately vest and no longer be subject to forfeiture. If, upon the expiration of the Sponsor Earnout Period, either such condition has not been met, any Sponsor Earnout Shares that failed to vest will be automatically forfeited and transferred to ParentCo for no consideration. Additionally, in the event that there is an Earnout Strategic Transaction during the Sponsor Earnout Period, then, to the extent that the holders of shares of ParentCo Class A Common Stock receive a price per share of ParentCo Class A Common Stock (such price, the “Earnout Strategic Transaction Price”) that is greater than or equal to the applicable ParentCo trading price described above, any Sponsor Earnout Shares that have not previously vested will be deemed to have vested to the extent that such Sponsor Earnout Shares would have vested if the ParentCo trading price had been the Earnout Strategic Transaction Price for any 20 trading days within any period of 30 trading days during the Sponsor Earnout Period immediately prior to the closing of such transaction.

On January 10, 2022, the Sponsor Support Agreement was amended (such amendment, the “SSA Amendment”). Pursuant to the SSA Amendment, the definition of “Earnout Strategic Transaction Price” was amended such that the Sponsor Earnout Shares to be issued are to be taken into account when determining the Earnout Strategic Transaction Price.

The Sponsor Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (a) the Expiration Time (as defined in the Sponsor Support Agreement), (b) the liquidation of BLTS and (c) the written agreement of BLTS, the Sponsor, the persons set forth on Schedule I thereto and Manscaped. Upon such termination of the Sponsor Support Agreement, all obligations of the parties under the Sponsor Support Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated hereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of the Sponsor Support Agreement will not relieve any party thereto from liability arising in respect of any breach of the Sponsor Support Agreement prior to such termination.

Manscaped Equityholders Support Agreement

In connection with the execution of the BCA, BLTS entered into a support agreement with Manscaped and certain equityholders of Manscaped (the “Manscaped Unitholders”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex C (the “Manscaped Equityholders Support Agreement”). Pursuant to the Manscaped Equityholders Support Agreement, Manscaped Unitholders agreed to, among other things, vote to adopt and approve, upon the effectiveness of the Registration Statement, the BCA and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of the Manscaped Equityholders Support Agreement, and vote against any alternative merger, purchase of assets or proposals that would impede, frustrate, prevent or nullify any provision of the Merger, the BCA or the Manscaped Equityholders Support Agreement or result in a breach of any covenant, representation, warranty or any other obligation or agreement thereunder.

Pursuant to the Manscaped Equityholders Support Agreement, Manscaped Unitholders also agreed to, among other things, (a) to approve and adopt the BCA and the Business Combination; (b) to authorize and approve the Business Combination to the extent the approval of any of the Manscaped Unitholders is required or applicable pursuant to the Company’s First Amended and Restated Limited Liability Company Agreement (“Manscaped LLC Agreement”),

(c) to exercise the drag-along rights pursuant to and in accordance with the Manscaped LLC Agreement; (d) to authorize and approve the Manscaped, Inc. Merger to the extent the approval of any of the stockholders of Manscaped, Inc. is required or applicable pursuant to the organizational documents of Manscaped, Inc., and (e) to approve and consent any such other circumstances where a consent or approval is required under Manscaped governing documents or the Manscaped financing agreements or otherwise sought with respect to the BCA and the Business Combination.

The Manscaped Equityholders Support Agreement will terminate in its entirety, and be of no further force or effect, upon the earliest to occur of (a) the Expiration Time (as defined in Manscaped Equityholders Support Agreement) and (b) as to each Company Stockholder (as defined in Manscaped Equityholders Support Agreement), the written agreement of BLTS, Manscaped and such Company Stockholder. Upon such termination of Manscaped Equityholders Support Agreement, all obligations of the parties under Manscaped Equityholders Support Agreement will terminate, without any liability or other obligation on the part of any party thereto to any person in respect thereof or the transactions contemplated hereby, and no party thereto will have any claim against another (and no person will have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter thereof; provided, however, that the termination of Manscaped Equityholders Support Agreement will not relieve any party thereto from liability arising in respect of any breach of Manscaped Equityholders Support Agreement prior to such termination.

Registration Rights Agreement

The BCA contemplates that, at the Closing, ParentCo, Sponsor, BLTS’s directors and officers and the Major Company Equityholders, will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which ParentCo will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of ParentCo Common Stock and other equity securities of ParentCo that are held by the parties thereto from time to time.

The Registration Rights Agreement amends and restates the registration rights agreement that was entered into by BLTS, Sponsor and the other parties thereto in connection with BLTS’s initial public offering. The Registration Rights Agreement will terminate on the earlier of (a) the ten year anniversary of the date of the Registration Rights Agreement or (b) with respect to any Manscaped Holder, on the date that such Manscaped Holder no longer holds any Registrable Securities (as defined therein).

Subscription Agreements

In connection with the execution of the BCA, BLTS and ParentCo entered into Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors agreed to purchase, in the aggregate, approximately 8,153,483 shares of BLTS Class A Common Stock at $9.20 per share for an aggregate commitment amount of approximately $75.0 million. In the case of Subscription Agreements entered into with entities, the purchase of shares is subject to certain concentration limits. The Subscription Agreement for entities permits PIPE Investors prior to the Closing to reduce the number of PIPE Shares that they are required to purchase at the Closing with shares of ParentCo Class A Common Stock acquired after the date of the Subscription Agreement and not redeemed, shares of ParentCo Class A Common Stock issuable upon warrants acquired after the date of the Subscription Agreement and not transferred, and such that the shares subscribed for do not result in the PIPE Investor exceeding the beneficial ownership limit for ParentCo’s Class A Common Stock that is set forth on such PIPE Investor’s signature page. The obligation of the parties to consummate the purchase and sale of the shares covered by the Subscription Agreement is conditioned upon (i) there not being in force any injunction or order enjoining or prohibiting the issuance and sale of the shares covered by the Subscription Agreement, (ii) there not being any amendment or waiver of the terms of the BCA (including the conditions thereto) in a manner that is materially adverse to the PIPE Investor (in its capacity as such), (iii) solely with respect to the PIPE Investor’s obligation to close, the representations and warranties made by BLTS and ParentCo, and solely with respect to ParentCo’s obligation to close, the representations and warranties made by the PIPE Investor, in each case, in each Subscription Agreement being true and correct in all material respects as of the Closing Date, subject to certain qualifications and (iv) solely with respect to the PIPE Investor’s obligation to close, BLTS and ParentCo having performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing, (v) solely with respect to the PIPE Investor’s obligation to close, and independently and separately from clause (vi) below, and unless waived by a 90% majority in interest of the PIPE Investor and the other PIPE Investors as a group (based on the collective aggregate amounts committed to purchase in the Subscription

Agreements), no more than 75% of the shares of BLTS Class A Common Stock eligible for redemption in connection with the Business Combination), shall have been submitted to BLTS for redemption and not withdrawn prior to the Closing, (vi) solely with respect to the obligation to close of a PIPE Investor that (together with its affiliates) is acquiring at least 100,000 shares, and independently and separately from clause (v) above, no more than 85% of the BLTS Class A Common Stock eligible for redemption in connection with the Business Combination, shall have been submitted to BLTS for redemption and not withdrawn prior to the Closing, (vii) solely with respect to the PIPE Investor’s obligation to close, none of BLTS or ParentCo shall have entered into any other Subscription Agreement with a lower per share subscription price or other term (economic or otherwise) more favorable in any material respect to another PIPE Investor than as set forth in the PIPE Investor’s Subscription Agreement, and there shall not have been any amendment, waiver or modification to any other Subscription Agreement that materially benefits any other PIPE Investor unless the PIPE Investor has been offered the same benefit, and (vii) solely with respect to the PIPE Investor’s obligation to close: (A) there has been no default in the performance of the obligations of any other PIPE Investor with respect to the other Subscription Agreements, that represents $10 million or more in aggregate proceeds; and (B) the sum of (x) the net proceeds due from the PIPE Investor under the Subscription Agreement and (y) the net proceeds actually raised from the non-defaulting other PIPE Investors at Closing are no less than $75 million. The closings of the sales of the shares covered by the Subscription Agreements are also conditioned upon the prior or substantially concurrent consummation of the Business Combination. The closings under the Subscription Agreements will occur substantially concurrently with the Closing.

The Subscription Agreements provide that, solely with respect to subscriptions by third-party investors, BLTS is required to file with the SEC, within thirty (30) calendar days after the consummation of the transactions contemplated by the BCA, a shelf registration statement covering the resale of the shares acquired by the PIPE Investors pursuant to the Subscription Agreements and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof but no later than the earlier of (i) the 60th day after the Filing Deadline (defined as 30 calendar days after the closing date under the Subscription Agreements), or the 90th day if the SEC notifies BLTS that it will “review” such registration statement and (ii) the fifth business day after the date BLTS is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be “reviewed” or will not be subject to further review.

Additionally, pursuant to the Subscription Agreements, the PIPE Investors agreed to waive any claims that they may have against BLTS, in or to any monies held in the trust account, at the Closing (as defined in the Subscription Agreements) or in the future as a result of, or arising out of, the Subscription Agreements. The Subscription Agreements will terminate, and be of no further force and effect, upon the earlier to occur of (i) such date and time as the BCA is terminated in accordance with its terms, (ii) upon the mutual written agreement of BLTS and the applicable PIPE Investor, (iii) if the conditions to Closing (as defined in the Subscription Agreements) set forth in Section 3 therein are not satisfied or are not capable of being satisfied prior to the Closing (as defined in the Subscription Agreements) and, as a result thereof, the transactions contemplated therein will not be or are not consummated at the Closing (as defined in the Subscription Agreements), and (iv) June 22, 2022, if the closing of the Mergers has not occurred on or before such date.

Warrant Amendment

In connection with the execution of the BCA, BLTS, ParentCo and Continental Stock Transfer & Trust Company entered into an Assignment, Assumption and Amendment Agreement (the “Warrant Amendment”), which is attached to the accompanying proxy statement/prospectus as Annex K, pursuant to which the Warrant Agreement is amended to provide for the delivery of “Alternative Issuance” pursuant to Section 4.5 of the Warrant Agreement (in connection with the ParentCo Merger and the transactions contemplated by the BCA) such that BLTS shall assign all of its right, title and interest in and to the Warrant Agreement to ParentCo. The Warrant Amendment also amends the Warrant Agreement such that, among other things, (i) all references to BLTS in the Warrant Agreement (including all exhibits thereto) shall be references to ParentCo; (ii) all references to “Common Stock” in the Warrant Agreement (including all exhibits thereto) shall be references to shares of ParentCo Class A Common Stock and (iii) all references to “Business Combination” in the Warrant Agreement (including all exhibits thereto) shall be references to the transactions contemplated by the BCA, and references to “the completion of its initial Business Combination,” “the completion of the Company’s initial Business Combination” and all variations thereof in the Warrant Agreement (including all exhibits thereto) shall be references to the effective time of the ParentCo Merger. The Warrant Amendment also amends the notice provisions of the Warrant Agreement to contemplate notice to ParentCo under such agreement.

Amended Manscaped LLC Agreement

The BCA contemplates that, following the Third Effective Time, the Manscaped LLC Agreement will be amended and restated in substantially the same form as the form of the Amended Manscaped LLC Agreement, which is attached to the accompanying proxy statement/prospectus as Annex L, The Amended Manscaped LLC Agreement will be the limited liability company agreement of Manscaped Holdings until thereafter amended as provided therein or under the Delaware Limited Liability Company Act.

In accordance with the terms of the Amended Manscaped LLC Agreement, ParentCo will operate the Manscaped business through its direct wholly owned subsidiary, Intermediate Holdco, which will be the managing member of Manscaped Holdings. As the parent of the managing member of Manscaped Holdings, ParentCo will have general control over all of the affairs and decision making of Manscaped Holdings, subject to limitations in the Amended Manscaped LLC Agreement and Delaware law. As such, through our officers and directors, ParentCo will be responsible for all operational and administrative decisions of the Manscaped business through ParentCo’s indirect ownership of Manscaped Holdings. ParentCo will generally fund any dividends to our stockholders by (i) causing Manscaped Holdings to make distributions to the holders of Manscaped Units, including Intermediate Holdco, and (ii) causing Intermediate Holdco to make dividends to ParentCo, subject to any limitations imposed by debt agreements. Prior to entering into the Amended Manscaped LLC Agreement, the Manscaped LLC Agreement will be replaced by the Second Manscaped LLC Agreement. In connection with the Restructuring Agreement, the issued and outstanding incentive units of Manscaped Holdings will be recapitalized such that they will no longer be subject to distribution thresholds. At the Third Effective Time, any remaining incentive units of Manscaped Holdings will remain outstanding with a $0 distribution threshold.

Net profits or net losses for each fiscal year of Manscaped Holdings will generally be allocated to holders of Manscaped Units, pro rata, in accordance with the percentages of their respective ownership of LLC Units, though certain non-pro rata adjustments will be made to reflect tax depreciation, amortization and special allocations. The Amended Manscaped LLC Agreement will provide for quarterly pro rata cash distributions to the holders of Manscaped Units for purposes of funding their U.S. federal, state and local income tax obligations in respect of the respective distributive shares of the taxable income of Manscaped Holdings. Generally, these tax distributions will be computed based on Manscaped Holdings’ estimate of the net taxable income of Manscaped Holdings allocable to the holders of LLC Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident (whichever is higher) of Los Angeles, California or New York, New York (whichever is higher), taking into account the character of the income, the non-deductibility of certain expenses and certain other items. Tax distributions to a member will offset and reduce future distributions to be made by Manscaped Holdings to such member.

Mirror Share-Unit Structure.

Except as otherwise determined by Intermediate Holdco, if at any time ParentCo issues a share of ParentCo Class A Common Stock (including earnout shares and shares issued upon the settlement of a ParentCo restricted stock unit), the net proceeds received by ParentCo with respect to such share, if any, will be concurrently invested in Intermediate Holdings and Intermediate Holdings will concurrently invest any such net proceeds in Manscaped Holdings. Simultaneously, Manscaped Holdings will issue to Intermediate Holdco one LLC Unit per share of ParentCo Class A Common Stock issued by ParentCo, subject to certain exceptions described in the Amended Manscaped LLC Agreement (including where ParentCo issues the share to fund the cash purchase of a Manscaped Unit pursuant to a unitholder’s exercise of the Redemption Right, in which case such net proceeds will instead be transferred to the such unitholder as consideration for such purchase).

Similarly, except as otherwise determined by Intermediate Holdco, (i) Manscaped Holdings may not issue any additional LLC Units to Intermediate Holdco (or ParentCo or any ParentCo affiliate that becomes a Member of Manscaped Holdings) unless substantially simultaneously therewith ParentCo issues or sells an equal number of shares of ParentCo Class A Common Stock and (ii) Manscaped Holdings many not issue any additional LLC Units to a historic member of Manscaped Holdings (or any other person who is neither Intermediate Holdco, ParentCo nor a ParentCo affiliate) unless substantially simultaneously therewith ParentCo issues or sells an equal number of shares of ParentCo Class B Common Stock to such person.

Conversely, subject to certain exceptions to the Amended Manscaped Operating Agreement, if at any time any shares of ParentCo Class A Common Stock are redeemed, purchased or otherwise acquired by ParentCo, Intermediate

Holdco or any ParentCo affiliate that may become a member of Manscaped Holdings, then Manscaped Holdings will redeem, purchase or otherwise acquire an equal number of LLC Units held by Intermediate Holdco, ParentCo or a ParentCo affiliate upon the same terms and for the same price per security as the shares of ParentCo Class A Common Stock are redeemed, purchased or otherwise acquired by us.

In addition, Manscaped Holdings may not effect a subdivision (by any unit split, unit distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse unit split, reclassification, reorganization, recapitalization or otherwise) of the LLC Units unless it is accompanied by substantively identical subdivision or combination, as applicable, of Incentive Units, LTIP Units, and each class of ParentCo common stock. Likewise, ParentCo may not effect a subdivision or combination of any class of ParentCo common stock unless it is accompanied by a substantively identical subdivision or combination, as applicable, of the LLC Units, Incentive Units and LTIP Units.

Redemption Right.

Beginning in 2023, during certain specified quarterly redemption periods, holders of LLC Units (other than Intermediate Holdco) and holders of vested Incentive Units will have the Redemption Right, subject to the terms of and restrictions in the Amended Manscaped LLC Agreement, upon delivery of a written redemption notice to the Company, to require Manscaped Holdings to redeem or exchange all or any portion of their LLC Units and/or vested Incentive Units in exchange for, at ParentCo’s election, either (i) shares of ParentCo Class A Common stock on a one-for-one basis (a “share settlement”) or (ii) cash payment equal to the volume-weighted average market price of one share of ParentCo Class A Common Stock for each Manscaped Unit redeemed or the net proceeds from a substantially contemporaneous issuance or sale of ParentCo Class A Common stock that funds such cash payment (a “cash settlement”). If ParentCo elects to make a cash settlement, then the member will have the option to rescind its redemption notice within a specified time period. In the event that ParentCo selects a share settlement, the member will be entitled to revoke its redemption notice or delay the consummation of the redemption upon certain conditions specified in the Amended Manscaped Agreement if such member delivers written notice to ParentCo.

Upon a member’s exercise of the Redemption Right, the member will surrender its Manscaped Units to Manscaped Holdings for cancellation. ParentCo will contribute cash or shares of ParentCo Class A Common Stock to Intermediate Holdco, which Intermediate Holdco will contribute to Manscaped Holdings in exchange for newly-issued LLC Units in Manscaped Holdings that will be issued to ParentCo in an amount equal to the number of redeemed units. Manscaped Holdings will then distribute the cash or shares received from Intermediate Holdings to the member to complete the redemption.

In addition, in lieu of a redemption upon a redemption request, ParentCo may, at ParentCo’s option, effect a direct exchange of cash or shares of ParentCo Class A Common Stock for Manscaped Units in lieu of such a redemption. Whether by redemption or exchange, ParentCo is obligated to ensure that at all times the number of LLC Units that Intermediate Holdco owns equals the number of shares of issued and outstanding ParentCo Class A Common Stock (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities). Shares of ParentCo Class B Common Stock will be cancelled on a one-for-one basis if ParentCo, following a redemption request from a holder of Manscaped Units, redeems or exchanges such holder’s Manscaped Units pursuant to the terms of the Amended Manscaped LLC Agreement. The proposed ParentCo Bylaws contain a lock-up provision under which after the consummation of the Business Combination and subject to certain exceptions, certain Manscaped Unitholders will be contractually restricted from selling or transferring any of their shares of ParentCo Class A Common Stock until the earliest of (i) the date that is 365 days after the closing of the Business Combination, (ii) the closing of a merger, liquidation, stock exchange, reorganization or other similar transaction that results in all of the public stockholders of ParentCo having the right to exchange their shares of ParentCo Class A Common Stock for cash securities or other property, or (iii) the day after the date on which the closing price of the ParentCo Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the closing date of the Business Combination.

Background to the Business Combination

The terms of the Business Combination are the result of negotiations between representatives of BLTS and Manscaped Holdings. The following is a brief description of the background of these negotiations and the resulting Business Combination.

BLTS is a blank check company incorporated in Delaware on September 15, 2020, and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

On January 11, 2021, BLTS closed its initial public offering (the “IPO”) for the sale of 23,000,000 units (the “Units”) at a price of $10.00 per Unit, yielding gross proceeds of $230,000,000. Substantially concurrently with the closing of the IPO, BLTS completed the private sale of 6,600,000 warrants (the “Private Placement Warrants”) to BLTS’s sponsor, BLTS Sponsor LLC (the “Sponsor”), at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds to BLTS of $6,600,000. Prior to the consummation of the IPO, neither BLTS nor anyone on its behalf engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to any initial business combination with BLTS.

Upon the consummation of the IPO, BLTS’s management team commenced an active search for prospective businesses to acquire in its initial business combination. Through the networks of relationships of its management team, the Sponsor and their affiliates, representatives of BLTS contacted, and representatives of BLTS were contacted by, a number of individuals, financial advisors and other entities who offered to present ideas for business combination opportunities.

During this search process, BLTS evaluated approximately forty-three (43) business combination opportunities across a broad range of sectors, including retail/apparel, subscription services, electric vehicles, jewelry, party games, health and wellness, energy, education and air transportation. Among the companies it evaluated, BLTS executed non-disclosure agreements with eleven (11) potential target businesses and entered into substantive discussions with several potential target businesses and/or significant stockholders thereof. In many instances, BLTS engaged industry experts to help evaluate target companies, including engaging the former chairman and CEO of a U.S. automaker to assess a potential business combination opportunity with an electric car manufacturer, and engaging an energy industry subject matter expert to advise BLTS with respect to a potential business combination with an energy company. BLTS ultimately decided not to pursue business combination opportunities with other targets for a variety of reasons, including, without limitation, (i) BLTS’ management was unsure about certain potential target companies’ future prospects and profitability, (ii) BLTS’ desire for a celebrity partnership model was incompatible with certain potential target companies, (iii) BLTS and certain target companies could not agree on valuation, (iv) BLTS’s advisors and subject matter experts expressed skepticism about certain potential target companies, (v) early stages of diligence revealed material issues with certain potential target companies, (vi) certain potential target companies decided not to pursue business combinations with special purpose acquisition companies and (vii) certain potential target companies did not appear to BLTS to be growing quickly enough.

Among the potential targets with which BLTS had substantive discussions, BLTS executed a letter of intent with Manscaped Holdings. During the course of this process, the Chief Executive Officer of BLTS kept various members of the BLTS board of directors (the “the BLTS Board”) apprised of the various target businesses, the discussions with such businesses and the status thereof. Beginning in January 2021, certain members of BLTS’s board of directors and management team held recurring weekly meetings to discuss the status of discussions with target businesses, including those with Manscaped. BLTS ultimately determined that pursuing a potential business combination with Manscaped Holdings would be an attractive opportunity for BLTS and its stockholders, because there were a number of features of Manscaped Holdings that BLTS and the Sponsor determined would make it an attractive acquisition target, including, but not limited to, (1) Manscaped Holdings’ first mover advantage and leadership position in the men’s below-the-waist grooming industry, (2) the large potential addressable market providing for significant growth potential, including into the overall men’s personal care market, (3) the belief that Manscaped Holdings has sustainable competitive advantages to maintain its leadership position in the men’s below-the-waist grooming industry, (4) that Manscaped Holdings has an experienced management team, (5) that Manscaped Holdings has the potential to grow organically, (6) that Manscaped Holdings could benefit from the capabilities and relationships of the Sponsor and its affiliates and BLTS’s management team to help improve its marketing operations, (7) BLTS management’s and certain of the Sponsor’s affiliates’ familiarity with media and consumer products as well as celebrity partnerships that could enhance the value of Manscaped Holdings post-transaction and (8) that entry into international markets could provide future growth. For more information about the factors considered by the BLTS Board in approving the Business Combination, see the section titled “— BLTS’s Board of Directors’ Reasons for the Business Combination.”

On July 6, 2020, Manscaped Holdings engaged Financo — Raymond James (“Raymond James”) to act as its financial advisor to explore potential strategic alternatives. From February to April of 2021, Manscaped Holding contacted approximately eleven (11) blank check companies regarding a potential business combination. Raymond

James and Manscaped Holdings set up an electronic data room for potential blank check companies in March of 2021. Manscaped Holdings and its advisors entered into substantive discussions with several potential blank check companies and Manscaped Holdings ultimately decided to pursue a business combination opportunity with BLTS because of a number of factors including the benefit it could receive from the capabilities and relationships of BLTS’ management team.

The following is a brief description of the background of the negotiations between BLTS and Manscaped Holdings, and summarizes the key meetings and events that led to the signing of the BCA. The following chronology does not purport to catalogue every conversation among the parties to the BCA or their representatives.

On September 12, 2020, BLTS engaged Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) as its legal counsel and on February 15, 2021, BLTS engaged Skadden to assist on the potential Business Combination.

On January 26, 2021, Michael Mahan met with a member of Manscaped’s board of directors, during which meeting the Manscaped director discussed the possibility of Manscaped as a potential business combination opportunity for BLTS. On January 26, 2021, the same Manscaped director introduced Michael Mahan to Paul Tran, CEO of Manscaped, via email. On January 27, 2021, Michael Mahan and Paul Tran met for the first time via video conference.

On or about February 1, 2021, Manscaped Holdings engaged Buchalter Law Firm (“Buchalter”) to assist with potential corporate transactions, including a potential IPO or sale of the company.

On February 12, 2021, representatives of BLTS and its financial advisor, Moelis & Company LLC (“Moelis”), had a telephone call with representatives of one of Manscaped Holdings’ investors, Smash Ventures Monet, LP, to discuss a potential transaction between BLTS and Manscaped Holdings. On the same day, representatives of BLTS had a meeting with representatives of KPMG LLP (“KPMG”), BLTS’s transaction services adviser, to discuss financial, commercial, tax and IT due diligence matters with respect to Manscaped Holdings. KPMG and BLTS executed an engagement letter on May 5, 2021.

On February 15, 2021, a representative of Raymond James, financial advisor to Manscaped Holdings, reached out to Michael Mahan about entering into a non-disclosure agreement and engaging in conversations about a potential business combination between the parties. On the same day, representatives of Raymond James sent an initial draft of a non-disclosure agreement to representatives of BLTS. Later that day, representatives of BLTS sent a revised draft of the non-disclosure agreement to representatives of Financo. BLTS and Manscaped Holdings executed a non-disclosure agreement on February 19, 2021.

On February 19, 2021, representatives of BLTS met with representatives of Financo, representatives of Moelis and Paul Tran to discuss the process and timeline related to a potential transaction between BLTS and Manscaped Holdings.

On March 5, 2021, representatives of Manscaped Holdings held a presentation for the BLTS Board, with representatives of KPMG and Moelis in attendance, to provide information related to Manscaped Holdings’ brand, products and business model.

On March 10, 2021, Manscaped Holdings began preparing a virtual data room (the “Data Room”) to provide BLTS with due diligence materials. Beginning on April 14, 2021, representatives of BLTS and its representatives were invited into the Data Room so that BLTS could begin its diligence of Manscaped Holdings. Beginning on April 21, 2021, and continuing through the next several weeks, the BLTS management team and its advisors continued their due diligence of Manscaped Holdings, including reviewing materials in the Data Room, requesting additional documentation, reviewing additional information provided, and holding various due diligence video and telephonic conferences with Manscaped Holdings’ management team, employees and advisors. On May 12, 2021, representatives of Skadden, on behalf of BLTS, provided a due diligence request list to Manscaped Holdings setting forth the Manscaped Holdings materials BLTS would like to review in addition to what was previously provided by Manscaped Holdings. Additional information was provided in the Data Room and a number of follow-up diligence calls were hosted over the next several weeks as requested by representatives of BLTS and its representatives, during which time representatives of BLTS and Manscaped Holdings discussed an overview of Manscaped Holdings and its current and future products, Manscaped Holdings’ technology, operations, sales and marketing, Manscaped Holdings’ corporate legal structure and material contracts, Manscaped Holdings’ intellectual property portfolio, Manscaped Holdings’ facilities and related matters, Manscaped Holdings’ historical, current and projected financial condition and financial modeling, Manscaped Holdings’ employment structure, human resources and related matters and other diligence matters. Further detailed information provided by Manscaped Holdings included detailed financial and reporting backup and detailed contract and legal documentation. Such diligence continued as requested by BLTS up through negotiation and finalization of the definitive documentation and associated schedules.

On March 12, 2021, the BLTS board of directors met to discuss, among other things, the possibility of entering into a non-binding letter of intent (the “LOI”) with Manscaped Holdings. At that meeting, the BLTS Board authorized BLTS to enter into such LOI.

From March 12, 2021, through the week of April 12, 2021, Michael Mahan and Hahn Lee spoke to members of the BLTS board of directors to inform them that representatives of BLTS were negotiating the terms of a potential business combination with Manscaped Holdings. The BLTS board of directors was provided additional background information about Manscaped Holdings in relation to, among other things, its business, existing stockholders and financial condition. During these conversations, the BLTS board of directors discussed the proposed terms of a potential business combination between Manscaped Holdings and BLTS and timing considerations.

On March 16, 2021, representatives of Manscaped Holdings held a presentation for the BLTS Board and representatives of Moelis and KPMG to provide information related to Manscaped Holdings’ strategy, brand, product portfolio, customer metrics, marketing activities, distribution channels, operations, infrastructure and financials.

On March 23, 2021, representatives of BLTS and Moelis met to discuss Manscaped’s business, including, without limitation, Manscaped’s revenue projections, product category mix, average order values, subscriber growth and churn rate, customer metrics and distribution channel partners.

On March 24, 2021, Michael Mahan met with Paul Tran in Las Vegas, Nevada to discuss a potential transaction between Manscaped Holdings and BLTS.

On March 29, 2021, representatives of BLTS, Moelis and Manscaped Holdings had a telephone call to discuss Manscaped Holdings’ historical and projected financials, including operating metrics and key performance drivers.

On March 29, 2021, BLTS began drafting the LOI, reflecting the parties’ discussions to date with respect to an initial business combination. On March 31, 2021, Michael Mahan, Hahn Lee and representatives of Skadden had a telephone call to discuss the terms of the LOI. The terms of the LOI were further discussed by representatives of BLTS and Moelis during a telephone call on April 5, 2021. On March 31, 2021, representatives of Moelis sent representatives of Financo a list of follow-up questions from the call that was held on March 29, 2021. Representatives of Financo responded to such questions on the same day.

During the weeks of March 29, 2021 and April 5, 2021, representatives of BLTS and Manscaped Holdings discussed various aspects of a potential business combination, including, among other things, valuation, process considerations applicable to transactions with special purpose acquisition companies (including required approvals, typical due diligence process and investor outreach), public company readiness, Manscaped Holdings’ capital structure, financing options, and transaction structure.

During the weeks of April 5, 2021 and April 12, 2021, representatives of BLTS and Manscaped Holdings held additional video and telephone calls during which they continued to discuss the terms of a possible business combination. After further negotiation and discussion among the parties and receiving feedback from their respective advisors, BLTS and Manscaped Holdings agreed to a valuation on a pro-forma combined cash-free, debt-free basis at $1.5 billion, which would equate to $1.3725 billion equity consideration.

On April 7, 2021, representatives of BLTS submitted the LOI to representatives of Manscaped Holdings. The LOI contemplated a business combination between BLTS and Manscaped Holdings whereby BLTS, or a newly formed holding company of BLTS and Manscaped Holdings, would acquire 100% of the outstanding equity and equity equivalents of Manscaped Holdings. This initial draft of the LOI included that the initial pro-forma combined cash-free, debt-free basis valuation with respect to the Manscaped business was $1.5 billion (or $1.3725 billion equity consideration), consistent with BLTS management’s evaluation of the business. The LOI also contemplated a proposed PIPE Investment to close simultaneously with the Closing with gross proceeds of at least $150 million (with a target of $170 million), pursuant to which such investors would agree to subscribe for newly issued Class A common stock of ParentCo. The LOI included exclusivity restrictions on BLTS and Manscaped Holdings, prohibiting them from soliciting, initiating, knowingly encouraging or entering into any agreement with third parties in connection with an alternative transaction or business combination during the exclusivity period.

In the following days, representatives of BLTS and Manscaped Holdings held various video and telephone calls during which they negotiated the terms of the LOI. Such calls and meetings took place on April 12, 2021, between representatives of Moelis and Financo, and on April 14, 2021, between representatives of BLTS and Moelis. The principal terms being negotiated were deal structure, exclusivity, lock-up provision, governance, closing cash, secondary offering and employment terms for key officers.

On April 13, 2021, representatives of Manscaped Holdings provided representatives of BLTS with a proposed revised LOI. Among the topics proposed to be changed from the Manscaped Holdings proposal were the addition of an “Up-C” transaction structure implementing a tax receivable agreement with customary sharing of economic benefits resulting from a tax basis step-up, an equity incentive plan to be equal to 10% of the outstanding public company common stock, that the lockup conditions in respect of the BLTS founder shares would be negotiated at a later time, the addition of a secondary sale of between $110 million to $130 million in connection with the closing of the Business Combination and that each of Paul Tran and Kevin Datoo would enter into employment offer letters.

On April 16, 2021, the parties finalized the terms of the LOI, subject to approval by each of their respective boards of directors, and the LOI was executed on the same day. The parties executed extensions to the period of exclusivity described in the LOI on June 1, 2021, July 17, 2021, August 27, 2021, and October 26, 2021.

Following execution of the LOI, beginning the week of April 19, 2021, through July 19, 2021, representatives of BLTS, Manscaped Holdings and their respective financial advisors and attorneys organized their efforts for the PIPE Investment, including representatives of BLTS and its advisors providing comments on the investor presentation and representatives of BLTS, Jefferies LLC (“Jefferies”), Moelis and Financo identifying potential investors to approach regarding the PIPE Investment. The parties planned to launch the PIPE Investment solicitation process on July 20, 2021.

On April 23, 2021, representatives of BLTS met with representatives of KPMG and Moelis to discuss the scope of commercial due diligence. From May 7, 2021, to May 28, 2021, representatives of BLTS and KPMG met regularly to discuss due diligence findings. Such due diligence related to commercial, finance and accounting, tax and IT matters, and public company readiness. On June 3, 2021, representatives of KPMG presented a summary of commercial due diligence findings to representatives of BLTS and members of Manscaped’s management.

Beginning in May 2021, BLTS and Manscaped Holdings searched for various potential celebrity partners to be involved in the Business Combination, including Channing Tatum. In November 2021, Mr. Tatum’s role was finalized as an investor and a creative content partner for Manscaped Holdings.

On June 24, 2021, BLTS signed an engagement letter with Moelis to act as its financial advisor in connection with the potential transaction with Manscaped Holdings.

Beginning on July 14, 2021, the Placement Agents (defined below) contacted potential investors on a “wall cross” basis to arrange for investor meetings with Manscaped Holdings and BLTS. From July 20, 2021, through November 17, 2021, Manscaped Holdings and BLTS, together with the Placement Agents, held investor meetings with certain potential investors in the PIPE Investment. Paul Tran, Kevin Datoo and Phillip Unthank attended various investor meetings on behalf of Manscaped Holdings, and Mike Mahan, Hahn Lee, Allen Shapiro and John Howard attended various investor meetings on behalf of BLTS. On August 5, 2021, BLTS signed engagement letters with each of Jefferies and Moelis to serve as placement agents for the PIPE Investment, and on September 17, 2021, BLTS signed an engagement letter with Deutsche Bank Securities Inc. (“Deutsche Bank”) to act as placement agent along with Jefferies and Moelis (collectively, the “Placement Agents”) for the PIPE Investment. Manscaped Holdings arranged for a virtual data room to be established to provide certain materials to prospective investors in the PIPE Investment who agreed to receive confidential information and related restrictions. A draft subscription agreement was made available to potential investors through the virtual data room on August 3, 2021. During this time, the parties negotiated the terms of the Subscription Agreement with prospective investors and their respective counsel and received indications of interest. Representatives of the Placement Agents, BLTS and Manscaped Holdings finalized proposed allocations with the prospective investors on or about November 22, 2021.

Concurrently with the outreach to potential PIPE investors and the continuing due diligence process, Skadden began drafting the BCA. Over the next few months, legal counsel to BLTS and Manscaped Holdings exchanged drafts and negotiated the terms of the BCA, the exhibits and annexes thereto, and the ancillary agreements related to the Business Combination, including the disclosures letters to the BCA, the Restructuring Agreement, the Exchange Agreement, the Tax Receivable Agreement, the Sponsor Support Agreement, the Manscaped Equityholders Support

Agreement, the Registration Rights Agreement, the Subscription Agreements, the Warrant Amendment, the Proposed Certificate of Incorporation and Proposed Bylaws, the Manscaped Holdings, Inc. 2022 Omnibus Incentive Plan, the 2022 Management Incentive Plan and the Amended Manscaped LLC Agreement.

Beginning on July 22, 2021, a shareholder of BLTS and a potential investor in the PIPE investment (the “Potential Investor”) expressed interest in the Business Combination. In the following weeks, the Potential Investor suggested a slightly lower valuation combined with an earnout in order to attract additional potential PIPE investors. After further negotiations between representatives of BLTS and the Potential Investor, the parties settled on a valuation of approximately $1 billion and an earnout provision, in order to both attract potential PIPE investors and reflect the ownership levels of the Sponsor and equityholders of Manscaped Holdings that had been contemplated by the higher valuation.

From June 24, 2021 to November 22, 2021, representatives of Skadden, BLTS, Buchalter and Manscaped Holdings discussed the terms of the Subscription Agreements, pursuant to which, among other things, the PIPE Investors agreed to purchase, in the aggregate, 8,245,873 shares of ParentCo Common Stock at $9.20 per share for an aggregate commitment amount of approximately $75,000,000. In the case of Subscription Agreements entered into with entities, the purchase of shares is subject to certain concentration limits. The Subscription Agreement for entities permits PIPE Investors prior to the Closing to reduce the number of PIPE Shares that they are required to purchase at the Closing with shares of ParentCo Class A Common Stock acquired after the date of the Subscription Agreement and not redeemed, shares of ParentCo Class A Common Stock issuable upon warrants acquired after the date of the Subscription Agreement and not transferred, and such that the shares subscribed for do not result in the PIPE Investor exceeding the beneficial ownership limit for ParentCo’s Class A Common Stock that is set forth on such PIPE Investor’s signature page. Multiple drafts of the Subscription Agreements were exchanged prior to the execution of the agreed forms thereof by the parties thereto on November 22, 2021. See “BCA Proposal — Related Agreements — Subscription Agreements” for additional information.

From June 29, 2021 and June 30, 2021, respectively, to November 22, 2021, representatives of Skadden, BLTS, Buchalter and Manscaped Holdings discussed the terms of the Proposed Bylaws and the Proposed Certificate of Incorporation, which will govern ParentCo (to be renamed Manscaped Holdings, Inc.) following the closing of the Business Combination. Multiple drafts of the Proposed Bylaws and the Proposed Certificate of Incorporation were exchanged prior to the finalization of the agreed forms thereof by the parties on November 22, 2021. See “Organizational Documents Proposals” for additional information.

From June 30, 2021 to November 22, 2021, representatives of Skadden, BLTS, Buchalter and Manscaped Holdings discussed the terms of the Registration Rights Agreement, pursuant to which, among other things, ParentCo will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of ParentCo Common Stock and other equity securities of ParentCo that are held by the parties thereto from time to time. Multiple drafts of the Registration Rights Agreement were exchanged prior to the finalization of the agreed form thereof by the parties thereto on November 22, 2021. See “BCA Proposal — Related Agreements — Registration Rights Agreement” for additional information.

From July 6, 2021 to November 22, 2021, representatives of Skadden, BLTS, Buchalter and Manscaped Holdings discussed the terms of the Manscaped Holdings, Inc. 2022 Omnibus Incentive Plan, pursuant to which, among other things, Manscaped Holdings may grant cash and equity incentive awards to employees, non-employee directors and consultants in order to attract, motivate and retain talent. The 2022 Omnibus Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of cash-based and stock-based awards. The plan will be administered by the compensation committee of Manscaped Holdings’ board of directors. Any individual who is an employee, non-employee director or consultant of Manscaped Holdings or any of its affiliates, will be eligible to receive an award under the plan at the discretion of the compensation committee. Multiple drafts of the Manscaped Holdings, Inc. 2022 Omnibus Incentive Plan were exchanged prior to the finalization of the agreed form thereof by the parties on November 22, 2021. See “Equity Incentive Plan Proposal” for additional information.

From July 7, 2021 to November 22, 2021, representatives of Skadden, BLTS, Buchalter and Manscaped Holdings discussed the terms of the Restructuring Agreement, pursuant to which, among other things, each of the outstanding limited liability company units of Manscaped Holdings (other than incentive units) will be recapitalized into a single class of limited liability company units and 100% of the capital stock of Manscaped, Inc. will be distributed to certain equityholders of Manscaped Holdings. Multiple drafts of the Restructuring Agreement were exchanged prior to the finalization of the agreed form thereof by the parties thereto on November 22, 2021. See “BCA Proposal — Related Agreements — Restructuring Agreement” for additional information.

From July 13, 2021 to November 22, 2021, representatives of Skadden, BLTS, Buchalter and Manscaped Holdings discussed the terms of the Amended Manscaped LLC Agreement, which, among other things, amends the Manscaped LLC Agreement and shall be the limited liability company agreement of Manscaped Holdings until thereafter amended as provided therein and under the Delaware Limited Liability Company Act. The Amended Manscaped LLC Agreement will set forth, among other things, the rights and obligations of the members including the managing member, of Manscaped Holdings. Multiple drafts of the Amended Manscaped LLC Agreement were exchanged prior to the finalization of the agreed form thereof by the parties thereto on November 22, 2021. See “BCA Proposal — Related Agreements — Amended Manscaped LLC Agreement” for additional information.

From July 15, 2021 to November 22, 2021, representatives of Skadden, BLTS, Buchalter and Manscaped Holdings discussed the terms of the Tax Receivable Agreement, pursuant to which, among other things, ParentCo generally will be required to pay to the certain parties, in the aggregate, 85% of the amount of any U.S. federal, state and local income tax benefit that the ParentCo group actually realizes as a result of (i) future taxable redemptions and exchanges of Manscaped Units, (ii) certain payments made under the TRA, and (iii) deductions in respect of interest under the TRA. Multiple drafts of the Tax Receivable Agreement were exchanged prior to the finalization of the agreed form thereof by the parties thereto on November 22, 2021. See “BCA Proposal — Related Agreements — Tax Receivable Agreement” for additional information.

From July 29, 2021 to November 22, 2021, representatives of Skadden, BLTS, and Continental discussed the terms of the Warrant Amendment, pursuant to which, among other things, BLTS agreed to assign all of its right, title and interest in the Warrant Agreement to ParentCo. Multiple drafts of the Warrant Amendment were exchanged prior to the execution of the agreed form thereof by the parties thereto on November 22, 2021.

From August 18, 2021 to November 22, 2021, representatives of Skadden, BLTS, Buchalter and Manscaped Holdings discussed the terms of the 2022 Management Incentive Plan, pursuant to which, among other things, Manscaped Holdings may grant performance-based incentive units in Manscaped Holdings, LLC (each an “LTIP”) to Paul Tran and Kevin Datoo in order to motivate and reward them so that they perform at the highest level and contribute significantly to the success of Manscaped Holdings. The 2022 Management Incentive Plan provides for the grant of LTIP units subject to performance and service vesting criteria. LTIP units may be convertible, exchangeable or redeemable for other Manscaped Holdings, LLC units or shares of Manscaped Holdings common stock, or valued by reference to the book value, fair value or performance of the Manscaped Holdings. The plan will be administered by the compensation committee of Manscaped Holdings, LLC’s board of managers. Only Paul Tran and Kevin Datoo will eligible to receive an award under the 2022 Management Incentive Plan. Multiple drafts of the 2022 Management Incentive Plan were exchanged prior to the finalization of the agreed form thereof by the parties on November 22, 2021. See “Management Incentive Plan Proposal” for additional information.

From October 23, 2021 to November 22, 2021, representatives of Skadden, BLTS, Buchalter and Manscaped Holdings discussed the terms of the Sponsor Support Agreement, pursuant to which, among other things, the Sponsor and each director and officer of BLTS agreed to vote in favor of the BCA and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. Additionally, the Sponsor also agreed to exchange its 5,630,000 shares of BLTS Class B Common Stock for 5,055,000 shares of BLTS Class A Common Stock, and to subject certain of its shares of ParentCo common stock to potential forfeiture to ParentCo for no consideration until the occurrence of certain earnout vesting conditions. Multiple drafts of the Sponsor Support Agreement were exchanged prior to the execution of the agreed form thereof by the parties thereto on November 22, 2021. See “BCA Proposal — Related Agreements — Sponsor Support Agreement” for additional information.

From November 10, 2021 to November 22, 2021, representatives of Skadden, BLTS, Buchalter and Manscaped Holdings discussed the terms of the Exchange Agreement, pursuant to which, among other things, certain holders of unvested incentive units of Manscaped Holdings will agree to cancellation of such unvested units in exchange for restricted stock units of ParentCo. Multiple drafts of the Exchange Agreement were exchanged prior to the finalization of the agreed form thereof by the parties thereto on November 22, 2021. See “BCA Proposal — Related Agreements — Exchange Agreement” for additional information.

From November 16, 2021 to November 22, 2021, representatives of Skadden, BLTS, Buchalter and Manscaped Holdings discussed the terms of the Manscaped Equityholders Support Agreement, pursuant to which, among other things, the Requisite Manscaped Unitholders agreed to vote to adopt and approve, upon the effectiveness of the Registration Statement, the BCA and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of the Manscaped Equityholders Support Agreement. Multiple drafts of the Manscaped Equityholders Support Agreement were exchanged prior to the execution of the agreed form thereof by the parties thereto on November 22, 2021. See “BCA Proposal — Related Agreements — Manscaped Equityholders Support Agreement” for additional information.

On October 6, 2021, a special meeting of the Manscaped Holdings board of directors was held. In addition to the full Manscaped Holdings board of directors, the meeting was attended by Buchalter, and certain other advisors to the Board. The Manscaped Holdings board of directors discussed and reviewed the Business Combination, including the terms and conditions of the BCA and the key ancillary agreements, the potential benefits of, and risks relating to, the Business Combination, the reasons for entering into the BCA, the proposed timeline for entering into the definitive transaction agreements and announcing the Business Combination, and related fiduciary duties. After the discussion at this meeting, on November 22, 2021, the Manscaped Holdings board of directors unanimously approved by written consent the entry into the BCA and the Mergers and certain other matters, and determined, among other things, that the Business Combination Proposal is in the best interests of Manscaped Holdings and its members.

On November 11, 2021, a special meeting of the BLTS Board was held. In addition to the full BLTS Board, the meeting was attended by representatives of Skadden. In advance of the meeting, the BLTS Board was provided the then current and/or final drafts of each of the transaction documents and exhibits to the BCA, a summary of select transaction documents, and proposed resolutions to be passed at the meeting of the BLTS Board. The BLTS Board, with the assistance of its legal advisors, discussed and reviewed the Business Combination, including the terms and conditions of the BCA and the key ancillary agreements, the potential benefits of, and risks relating to, the Business Combination, the reasons for entering into the BCA, the proposed timeline for entering into the definitive transaction agreements and announcing the Business Combination, and related fiduciary duties. After review and discussion, the BLTS Board (i) approved the entry into the BCA and the transactions contemplated thereby, (ii) determined, among other things, that the BCA Proposal is in the best interests of BLTS and its stockholders and (iii) recommended that its stockholders vote “FOR” the proposal. See the section titled “— BLTS’s Board of Directors’ Reasons for the Business Combination” for additional information related to the factors considered by the BLTS Board in approving the Business Combination.

On November 22, 2021, BLTS, ParentCo, Intermediate Holdco, Merger Sub Corp, Merger Sub LLC and Manscaped Holdings executed the BCA. Concurrent with the execution of the BCA, BLTS, Manscaped Holdings and/or their respective affiliates (as applicable) also entered into the Subscription Agreements, the Sponsor Support Agreement, the Manscaped Equityholders Support Agreement, and the Warrant Amendment Agreement, in each case, with the counterparties thereto. See the section titled “BCA Proposal — Related Agreements” for additional information.

On November 23, 2021, BLTS and Manscaped Holdings issued a joint press release announcing the execution of the BCA, which BLTS filed with a Current Report on Form 8-K along with the investor presentation and the script thereof, as well as the BCA, forms of the Subscription Agreements entered into with entities and with individuals, the Manscaped Equityholders Support Agreement, the Sponsor Support Agreement, and the Warrant Amendment.

BLTS’s Board of Directors’ Reasons for the Business Combination

On November 14, 2021, the BLTS board of directors (i) approved the BCA and related transaction agreements and the transactions contemplated thereby, (ii) determined that the Business Combination is in the best interests of BLTS and its stockholders, and (iii) recommended that BLTS’s stockholders approve and adopt the Business Combination. In evaluating the Business Combination and making these determinations and this recommendation, the BLTS board of directors consulted with BLTS’s senior management and considered a number of factors.

The BLTS board of directors and management also considered the general criteria and guidelines that BLTS believed would be important in evaluating prospective target businesses as described in the prospectus for BLTS’s initial public offering. The BLTS board of directors also considered that they could enter into a business combination with a target business that does not meet those criteria and guidelines. In the prospectus for its initial public offering, BLTS stated that it intended to focus primarily on acquiring a company or companies with the following criteria and guidelines in part:

(i)     the business has an enterprise valuation of between $500 million and $1.5 billion;

(ii)    the business has an extensive network that can partner with the right celebrity to drive brand monetization and accelerate growth, including businesses which are already celebrity-owned and looking for a path to public liquidity;

(iii)   the business has an associated reputable brand that can be enhanced by a celebrity’s extensive consumer reach and access to superior operational talent;

(iv)   the business has underlying intellectual property that can be used to further monetize the brand or allow for exploration of adjacent verticals or product extensions;

(v)    a business where additional capital investment and effective sponsorship will result in improvements in operational and/or financial performance;

(vi)   the business operates in industries in which BLTS’s management team have technical, strategic and operational expertise to impart significant value; and

(vii)  the business is attractively valued relative to comparable companies.

In considering the Business Combination, the BLTS board of directors determined that the Business Combination was an attractive business opportunity that met the vast majority of the criteria and guidelines above, although not weighted or in any order of significance.

BLTS’s board of directors considered a wide variety of factors in connection with their respective evaluations of the Business Combination. In light of the complexity of those factors, BLTS’s board of directors as a whole did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching their respective decisions. Individual members of BLTS’s board of directors may have given different weight to different factors. This explanation of BLTS’s reasons for the board of directors’ approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

In particular, the BLTS board of directors considered the following factors:

•        Manscaped and the Business Combination.    The BLTS board of directors considered the following factors related to Manscaped and the Business Combination:

•        Manscaped’s Leadership Position in the Men’s Grooming Products Industry.    According to Manscaped, Manscaped has sold over 4 million trimmers, has strong brand awareness, and is a leader in the personal care/groin trimmer market. Unlike other companies in the men’s grooming category, Manscaped has successfully created a product portfolio that includes hard goods (e.g., trimmers) and soft goods (e.g., shampoo, conditioner, body wash, etc.).

•        Manscaped’s Relationships with a Broad, Diverse and Growing Customer Base.    According to Manscaped, Manscaped derives a majority of revenue from its 2.6 million U.S. direct to consumer (“D2C”) customers. According to Manscaped, its D2C customer base is diverse, with 8% of its D2C customers falling in the 18-25 age range, 27% in the 25-35 age range, 26% in the 35-45 age range, 20% in the 45-55 age range, 12% in the 55-65 age range and 8% in the 65+ age range. Within the US, customer are not geographically concentrated. Manscaped’s highest indexing states include Utah, North Dakota, Colorado and New Jersey. Additionally, according to Manscaped, Manscaped saw 1.2 million new customers in 2020, and expects to achieve similar numbers in 2021. Manscaped also has a subscription program that boasts more than 1 million subscribers.

•        Manscaped’s Large Addressable Market.    According to Manscaped, the global men’s grooming market is a $70 billion market. Having sold over 4 million trimmers, Manscaped has reached less than 5% of the U.S. target audience, presenting an immense global market opportunity.

•        Manscaped’s Brand Equity.    The BLTS board of directors believes that Manscaped has strong brand awareness; according to Manscaped, it reached over 40% brand awareness in December 2020. Additionally, Manscaped’s Net Promoter Score is 50, Manscaped maintains its marketing IP in-house, and outpaces other brands in both social media presence and website traffic.

•        Attractive Valuation.    The BLTS board of directors determined that if Manscaped is able to meet its financial projections, then BLTS’s stockholders will have acquired their shares in the combined entity at an attractive valuation, which would increase shareholder value.

•        Manscaped’s Unique Product Offering.    The BLTS board of directors believes that Manscaped’s products are transformative in the men’s grooming products industry, where industry players have traditionally underinvested in products specifically designed for the groin, at least as compared to Manscaped. The BLTS board of directors believes that Manscaped has been at the forefront of the creation of groin-specific men’s grooming products and has successfully built a complete lifestyle brand.

•        Manscaped’s Management’s Capital Stewardship.    Manscaped was able to grow its trailing twelve month revenue from $3 million in Q1 2018 to nearly $300 million in Q3 2021 while only raising $23 million in equity capital.

•        Manscaped’s Growth Strategies, Including Retail Distribution and International Penetration.    According to Manscaped, the total addressable market of U.S. men ages 15+ is 120 million individuals, providing a large number of potential customers in the U.S. alone. Manscaped has a successful track record of launching new products, and, similar to its approach to the groin grooming routine, Manscaped expects to develop additional grooming routines to become an all-encompassing grooming experience. According to Manscaped, with over 60% of international consumers practicing regular groin grooming and only 5% of international consumers currently using a groin-specific trimmer, Manscaped expects to replicate its success in the U.S. on a global scale.

•        Experienced and Proven Management Team.    Manscaped’s CEO, Paul Tran, has extensive experience in personal care and e-commerce businesses, having founded Whiff, Inc., a fragrance company that emphasizes collaboration with a wide variety of brand partners, and IDK, a global Innovation Laboratory. Additionally, Manscaped’s President, Kevin Datoo, previously worked as Chief Operating Officer of Dollar Shave Club for nearly 7 years, and Manscaped’s Chief Financial Officer, Phillip Unthank, has over 20 years of experience in accounting, finance and operations at various companies.

•        Best Available Opportunity.    The BLTS board of directors determined, after a thorough review of other business combination opportunities reasonably available to BLTS, that the proposed Business Combination represents the best potential business combination for BLTS based upon the process utilized to evaluate and assess other potential acquisition targets, and the BLTS board of directors’ belief that such processes had not presented a better alternative.

•        Continued Ownership By Sellers.    The BLTS board of directors considered that Manscaped’s existing equityholders would be receiving a significant amount of ParentCo’s Common Stock as its consideration and that all of the existing equityholders of Manscaped are “rolling over” their existing equity interests into equity interests in ParentCo which would represent approximately 71.38% of the pro forma ownership of ParentCo after Closing, assuming (i) that no public stockholders exercise their redemption rights in connection with the Business Combination, (ii) that ParentCo issues or reserves for issuance shares of ParentCo Common Stock as the Aggregate Merger Consideration pursuant to the BCA, which in the aggregate equals 76,778,705 shares of ParentCo Common Stock (not including 38,270,011 shares of ParentCo Common Stock that may be issued after the Business Combination to certain stockholders of Manscaped, Inc. prior to the Manscaped, Inc. Merger and certain equityholders of Manscaped Holdings following the Business Combination, upon the achievement of certain milestones as further described herein), and (iii) ParentCo issues approximately 8,153,483 shares of ParentCo Common Stock to the PIPE Investors pursuant to the PIPE Investment. If the actual facts are different from these assumptions, the percentage ownership retained by the Manscaped’s existing equityholders in ParentCo will be different.

Further, all of the proceeds to be delivered to ParentCo in connection with the Business Combination (including from BLTS’s trust account and from the PIPE Investment), except for such proceeds that are used to pay off debt or transaction expenses, are expected to remain on the balance sheet of ParentCo after Closing in order to fund Manscaped’s existing operations and support new and existing growth initiatives, and are not anticipated to be used to effect any additional repurchase, redemption or other acquisition of outstanding shares of BLTS’s common stock for at least the first six months after Closing. The BLTS board of directors considered this as a strong sign of confidence in ParentCo following the Business Combination and the benefits to be realized as a result of the Business Combination.

•        Results of Due Diligence.    The BLTS board of directors considered the scope of the due diligence investigation conducted by BLTS’s management and outside advisors and evaluated the results thereof and information available to it related to Manscaped, including:

a.      extensive virtual meetings and calls with Manscaped’s management team regarding its operations, projections and the proposed transaction; and

b.      review of materials related to Manscaped and its business, made available by Manscaped, including financial statements, material contracts, supply chain and revenues, key metrics and performance indicators, benefit plans, employee compensation and labor matters, intellectual property matters, real property matters, information technology, privacy and personal data, litigation information, and other regulatory and compliance matters and other legal and business diligence.

•        Terms of the BCA.    The BLTS board of directors reviewed and considered the terms of the BCA and the related agreements, including the parties’ conditions to their respective obligations to complete the transactions contemplated therein and their ability to terminate such agreements. See “BCA Proposal” for detailed discussions of the terms and conditions of these agreements.

•        The Role of the Independent Directors.    In connection with the Business Combination, BLTS’s independent directors, Ciara Wilson, Peter Guber, Mark Shapiro, and Selena Kalvaria, evaluated the proposed terms of the Business Combination, including the BCA and the related agreements, and unanimously approved, as members of the BLTS board of directors, the BCA and the related agreement and the transactions contemplated thereby, including the Business Combination.

In the course of its deliberations, the BLTS board of directors also identified and considered the following factors and risks weighing negatively against pursuing the Business Combination, although not weighted or in any order of significance:

•        Potential Inability to Complete the Business Combination.    The BLTS board of directors considered the possibility that the Business Combination may not be completed and the potential adverse consequences to BLTS if the Business Combination is not completed, in particular the expenditure of time and resources in pursuit of the Business Combination and the loss of the opportunity to participate in the transaction. They considered the uncertainty related to the Closing, including due to closing conditions primarily outside of the control of the parties to the transaction (such as the need for stockholder and antitrust approval). The BCA and the Sponsor Support Agreement each also include provisions that prohibit BLTS, the Sponsor and certain of their respective affiliates from soliciting other initial business combination proposals on behalf of BLTS or require them to vote against any alternative merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by BLTS, which restricts BLTS’s ability to consider other potential initial business combinations until the earlier of the termination of the BCA or the consummation of the Business Combination.

In addition, the BLTS board of directors considered the risk that the current public stockholders of BLTS would redeem their public shares for cash in connection with consummation of the Business Combination, thereby reducing the amount of cash available to ParentCo following the consummation of the Business Combination. The consummation of the Business Combination is conditioned upon satisfaction of the Minimum Cash Condition (although Sponsor or any of its or its members’ affiliates shall have the right, but not the obligation, prior to the Closing to acquire common stock of ParentCo (on the same terms and conditions as set forth in the Subscription Agreements) and the proceeds of such acquisition shall constitute additional available cash, which condition is for the sole benefit of Manscaped), which condition will be satisfied at Closing regardless of any exercise by BLTS’s current public stockholders of their redemption rights, due to the size of the PIPE Investment. Further, the BLTS board of directors considered the risk that current public stockholders would exercise their redemption rights is mitigated because Manscaped will be acquired at an attractive aggregate purchase price.

•        Manscaped’s Business Risks.    The BLTS board of directors considered that BLTS stockholders would be subject to the execution risks associated with ParentCo if they retained their public shares following the Closing, which were different from the risks related to holding public shares of BLTS prior to the Closing. In this regard, the BLTS board of directors considered that there were risks associated with successful implementation of ParentCo’s long term business plan and strategy and ParentCo realizing the anticipated benefits of the Business Combination on the timeline expected or at all, including due to factors outside of the parties’ control such as the potential negative impact, including the potential impact of the COVID-19 pandemic and related macroeconomic uncertainty. The BLTS board of directors considered that the failure of any of these activities to be completed successfully may decrease the actual benefits of the Business Combination and that BLTS stockholders may not fully realize these benefits to the extent that they expected to retain the public shares following the completion of the Business Combination. For additional description of these risks, please see “Risk Factors.”

•        Post-Business Combination Corporate Governance.    The BLTS board of directors considered the corporate governance provisions of the BCA and the Proposed Organizational Documents and the effect of those provisions on the governance of the Company following the Closing. In particular, they considered that the parties have not entered into any agreement in respect of the composition of the Board after the Closing, except for the parties’ respective rights to designate the initial director nominees. See “BCA Proposal — The BCA” for detailed discussions of the terms and conditions of the BCA.

Because the equityholders of Manscaped, Inc. immediately prior to the Business Combination (including Paul Tran) will control a majority of the voting power of ParentCo’s common stock upon completion of the Business Combination, and because the Board will be classified following the Closing pursuant to the terms of the Proposed Organizational Documents, the existing equityholders of Manscaped may be able to elect future directors and make other decisions (including approving certain transactions involving ParentCo and other corporate actions) without the consent or approval of any of BLTS’s current stockholders, directors or management team. See “Organizational Documents Proposals” for detailed discussions of the terms and conditions of the Proposed Organizational Documents.

•        Limitations of Review.    The BLTS board of directors considered that they were not obtaining an opinion from any independent investment banking or accounting firm that the price BLTS is paying to acquire Manscaped is fair to BLTS or its stockholders from a financial point of view. In addition, the BLTS senior management and BLTS’s outside counsel reviewed only certain materials in connection with their due diligence review of Manscaped. Accordingly, the BLTS board of directors considered that BLTS may not have properly valued such business.

•        No Survival of Remedies for Breach of Representations, Warranties or Covenants of Manscaped.    The BLTS board of directors considered that the terms of the BCA provide that BLTS will not have any surviving remedies against Manscaped or its equityholders after the Closing to recover for losses as a result of any inaccuracies or breaches of the Manscaped representations, warranties or covenants set forth in the BCA. As a result, BLTS stockholders could be adversely affected by, among other things, a decrease in the financial performance or worsening of financial condition of Manscaped prior to the Closing, whether determined before or after the Closing, without any ability to reduce the number of shares to be issued in the Business Combination or recover for the amount of any damages. The BLTS board of directors determined that this structure was appropriate and customary in light of the fact that several similar transactions include similar terms and the current equityholders of Manscaped will be, collectively, the majority equityholders in ParentCo.

•        Litigation.    The BLTS board of directors considered the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could enjoin consummation of the Business Combination.

•        Fees and Expenses.    The BLTS board of directors considered the fees and expenses associated with completing the Business Combination.

•        Diversion of Management.    The BLTS board of directors considered the potential for diversion of management and employee attention during the period prior to the completion of the Business Combination, and the potential negative effects on Manscaped’s business.

In addition to considering the factors described above, the BLTS board of directors also considered that:

•        Interests of BLTS’s Directors and Executive Officers.    BLTS’s directors and executive officers may have interests in the Business Combination as individuals that are in addition to, and may be different from, the interests of BLTS’s stockholders, as described in the section titled “BCA Proposal — Interests of BLTS’s Directors and Executive Officers in the Business Combination.” However, BLTS’s board of directors concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the prospectus for BLTS’s initial public offering and are included in this proxy statement/prospectus, (ii) most of these disparate interests would exist with respect to a business combination by BLTS with any other target business or businesses, and (iii) BLTS’s directors and executive officers hold equity interests in BLTS with value that, after the Closing, will be based on the future performance of ParentCo Common Stock. In addition, BLTS’s independent directors reviewed and considered these interests during their evaluation of the Business Combination and in approving, as members of the BLTS board of directors, the BCA and the related agreements and the transactions contemplated thereby, including the Business Combination.

Based on its review of the forgoing considerations, the BLTS board of directors concluded that the potentially negative factors associated with the Business Combination were outweighed by the potential benefits that it expects BLTS stockholders will receive as a result of the Business Combination. The BLTS board of directors realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

The preceding discussion of the information and factors considered by the BLTS board of directors is not intended to be exhaustive, but includes the material factors considered by the BLTS board of directors. In view of the complexity and wide variety of factors considered by the BLTS board of directors in connection with its evaluation of the Business Combination, the BLTS board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the different factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of the BLTS board of directors may have given different weight to different factors. The BLTS board of directors considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendations.

This explanation of the BLTS board of directors’ reasons for its approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”

Projected Financial Information

Manscaped provided BLTS with its internally prepared forecasts for each of the years in the three year period ending December 31, 2023. Manscaped does not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of their future performance, revenue, financial condition or other results. However, in connection with the proposed Business Combination, management of Manscaped prepared the financial projections set forth below to present key elements of the forecasts provided to BLTS. The Manscaped projections were prepared solely for internal use and not with a view toward public disclosure, or complying with the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, but, in the view of Manscaped’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best knowledge and belief of Manscaped’s management, the expected course of action and the expected future financial performance of Manscaped.

The inclusion of financial projections in this proxy statement/prospectus should not be regarded as an indication that BLTS, our board of directors, or their respective affiliates, advisors or other representatives considered, or now considers, such financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination Proposal. The financial projections are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus, including investors or holders, are cautioned not to place undue reliance on this information. We will not refer back to the financial projections in our future periodic reports filed under the Exchange Act.

The financial projections reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Manscaped’s business, all of which are difficult to predict and many of which are beyond Manscaped’s and BLTS’s control. The financial projections are forward looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond Manscaped’s control. The various risks and uncertainties include those set forth in the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Manscaped” and “Cautionary Statement Regarding Forward-Looking Statements” sections of this proxy statement/prospectus, respectively. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the financial projections cover multiple years, such information by its nature becomes less reliable with each successive year. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared and have been prepared by, and are the responsibility of, Manscaped’s management. None of Manscaped’s independent registered accounting firm, BLTS’s independent registered accounting firm or any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or their achievability, and they assume no responsibility for, and disclaim any association with, the financial projections. Information provided by Manscaped does not constitute any representation, estimate or projection of any other party. No person has made or makes any representation or warranty to any BLTS shareholder regarding the information included in the projected financial information.

The key elements of the most recent projections provided by management of Manscaped to BLTS are summarized in the table below:

	Forecast
	For the Year Ended December 31,
	2021E	2022E	2023E
	(in thousands)
Total Revenue	$290,026	$386,000	$507,779
Gross Profit	140,400	187,210	258,033
Adjusted EBITDA	$3,096	$7,010	$58,790

Manscaped defines Adjusted EBITDA as net income (loss) attributable to Manscaped common stockholders excluding interest expense, provision for income taxes, depreciation and amortization, share-based compensation expense, costs of excess credit card chargebacks and non-recurring legal settlement charges. Adjusted EBITDA, a non-U.S. GAAP measure, is an additional, and not a substitute for or superior to, measure of financial performance prepared in accordance with U.S. GAAP and should not be considered as an alternative to net income, operating income or any other performance measure derived in accordance with U.S. GAAP. Manscaped believes that this non-U.S. GAAP measure, viewed in addition to and not in lieu of U.S. GAAP measures, provides useful information to investors by providing a more focused measure of operating results.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Manscaped — Non-GAAP Financial Measures” included elsewhere in this proxy statement/prospectus for more information regarding Adjusted EBITDA.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF THE FINANCIAL PROJECTIONS FOR MANSCAPED, BLTS UNDERTAKES NO OBLIGATIONS AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

Satisfaction of 80% Test

It is a requirement under the Nasdaq listing requirements that any business acquired by BLTS have a fair market value equal to at least 80% of the balance of the funds in the trust account (excluding the deferred underwriting commissions and taxes payable on the income earned on the trust account) at the time of the execution of a definitive agreement for an initial business combination. Based on the pre-money valuation of $1 billion for Manscaped compared to the $230 million in the trust account, the BLTS board of directors determined that this requirement was met. The board determined that the consideration being paid in the Business Combination, which amount was negotiated at arms-length, were fair to and in the best interests of BLTS and its stockholders and appropriately reflected Manscaped’s value. In reaching this determination, the board concluded that it was appropriate to base such valuation in part on qualitative factors such as management strength and depth, competitive positioning, customer relationships, and technical skills, as well as quantitative factors such as its potential for future growth in revenue and profits. BLTS’s board of directors believes that the financial skills and background of its members qualify it to conclude that the acquisition of Manscaped met this requirement.

Interests of BLTS’s Directors and Executive Officers in the Business Combination

When you consider the recommendation of BLTS’s board of directors in favor of approval of the BCA Proposal, you should keep in mind that the Sponsor and BLTS’s directors and executive officers have interests in such proposal that are different from, or in addition to, those of BLTS stockholders and warrant holders generally. These interests include, among other things, the interests listed below:

•        Prior to BLTS’s initial public offering, the Sponsor purchased 5,750,000 shares of BLTS Class B Common Stock for an aggregate purchase price of $25,000, or approximately $0.004 per share, and transferred an aggregate of 120,000 of such shares to Ciara Wilson, Peter Guber, Mark Shapiro, and Selena Kalvaria, at their original per-share purchase price. If BLTS does not consummate a business combination by January 11, 2023 (or if such date is extended at a duly called extraordinary general meeting, such later date), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating, subject in each case to its obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law. In such event, the 5,750,000 shares of BLTS Class B Common Stock collectively owned by the Sponsor and BLTS’s directors and officers would be worthless because following the redemption of the public shares, BLTS would likely have few, if any, net assets and because the Sponsor and BLTS’s directors and officers have agreed to waive their respective rights to liquidating distributions from the trust account in respect of any shares of BLTS Class B Common Stock held by it or them, as applicable, if BLTS fails to complete a business combination within the required period (although they will be entitled to liquidating distributions from the trust account with respect to any shares of BLTS Class A Common Stock they hold if BLTS fails to complete its initial business combination within the prescribed time frame. Additionally, in such event, the 6,600,000 private placement warrants purchased by the Sponsor simultaneously with the consummation of BLTS’s initial public offering for an aggregate purchase price of $6.6 million, will also expire worthless. Certain of BLTS’s directors and executive officers, including Michael Mahan, Hahn Lee and Allen Shapiro also have an indirect economic interest in such private placement warrants and in the 5,630,000 shares of BLTS Class B Common Stock owned by the Sponsor. The 5,175,000 shares of ParentCo Common Stock into which the 5,175,000 shares of BLTS Class B Common Stock collectively held by the Sponsor and certain of BLTS’s directors and officers, will automatically convert in connection with the Merger (including after giving effect to the ParentCo Merger and after taking into account Sponsor’s exchange of 5,630,000 outstanding shares of BLTS Class B Common Stock for 5,055,000 shares of BLTS Class A Common Stock), if unrestricted and freely tradable, would have had an aggregate market value of $51.2 million based upon the closing price of $9.89 per public share on Nasdaq on January 5, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given that such shares of ParentCo Common Stock will be subject to certain restrictions, including those described above, BLTS believes such shares have less value. The 6,600,000 ParentCo Warrants into which the 6,600,000 private placement warrants held by the Sponsor will automatically convert in connection with the Merger (including after giving effect to the ParentCo Merger), if unrestricted and freely tradable, would have had an aggregate market value of $5.0 million based upon the closing price of $0.75 per public warrant on Nasdaq on January 5, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus.

•        The Sponsor will benefit from the completion of the Business Combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to BLTS stockholders rather than liquidate.

•        Given the differential in purchase price that the Sponsor paid for the Founder Shares as compared to the price of the units sold in BLTS’s initial public offering and the substantial number of shares of ParentCo Common Stock that the Sponsor will receive upon conversion of the Founder Shares in connection with the Business Combination, the Sponsor and its affiliates may realize a positive rate of return on such investments even if other stockholders of BLTS experience a negative rate of return following the Business Combination.

•        The Sponsor (including its representatives and affiliates) and BLTS’s directors and officers, may in the future become, affiliated with entities that are engaged in a similar business to BLTS. The Sponsor and BLTS’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to BLTS completing its initial business combination (assuming BLTS has entered into the BCA). Moreover, certain of BLTS’s directors and officers have time and attention requirements for investment funds of which affiliates of the Sponsor are the investment managers. BLTS’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to BLTS, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in BLTS’s favor and such potential business opportunities may be presented to other entities prior to their presentation to BLTS, subject to applicable fiduciary duties under Delaware law. BLTS Governing Documents provide that BLTS renounces its interest in any corporate opportunity offered to any director or officer of BLTS which may be an opportunity for such director, on the one hand, or BLTS, on the other.

•        BLTS’s existing directors and officers will be eligible for continued indemnification and continued coverage under BLTS’s directors’ and officers’ liability insurance after the Merger and pursuant to the BCA.

•        In the event that BLTS fails to consummate a business combination within the prescribed time frame (pursuant to the BLTS Governing Documents), or upon the exercise of a redemption right in connection with the Business Combination, BLTS will be required to provide for payment of claims of creditors that were not waived that may be brought against BLTS within the ten years following such redemption. In order to protect the amounts held in BLTS’s trust account, the Sponsor has agreed that it will be liable to BLTS if and to the extent any claims by a third party (other than BLTS’s independent auditors) for services rendered or products sold to BLTS, or a prospective target business with which BLTS has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case, net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under the indemnity of the underwriters of BLTS’s IPO against certain liabilities, including liabilities under the Securities Act.

•        In order to finance transaction costs in connection with BLTS’s initial business combination (including any amounts which are currently outstanding), the Sponsor or an affiliate of the Sponsor, or certain of BLTS’s officers and directors may, but are not obligated to, loan funds to BLTS as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes that would each become due and payable in full, without interest, upon completion of BLTS’s initial business combination, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon completion of a business combination into warrants at a price of $1.00 per warrant. Such warrants would be identical to BLTS’s private placement warrants. In the event that BLTS does not complete its initial business combination within the prescribed time frame, BLTS may use a portion of its working capital held outside of its trust account to repay any Working Capital Loans made to BLTS, but no proceeds held in the trust account would be used to repay such Working Capital Loans, and the applicable related party lender or lenders may not be able to recover the value it or they have loaned to BLTS pursuant to such Working Capital Loans.

•        Pursuant to the Registration Rights Agreement, the Sponsor, certain of BLTS’s directors and officers and the Major Company Equityholders will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of ParentCo Common Stock and warrants held by such parties following the consummation of the Business Combination.

The Sponsor and each director and officer of BLTS have agreed to vote in favor of the Business Combination, regardless of how our public stockholders vote. Unlike some other blank check companies in which the initial stockholders agree to vote their shares in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination, the Sponsor and each director and officer of BLTS have agreed to, among other things, vote in favor of the BCA and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, the Sponsor and BLTS’s directors and its officers own 20.0% of the issued and outstanding Common Stock of BLTS.

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing equityholders of Manscaped or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future, or (ii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Condition Precedent Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of BLTS’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the existing equityholders of Manscaped or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to (x) increase the likelihood of approving the Condition Precedent Proposals and (y) limit the number of public shares electing to redeem, including to satisfy any redemption threshold.

Entering into any such arrangements may have a depressive effect on our common stock (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. BLTS will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the Special Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The existence of financial and personal interests of one or more of BLTS’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BLTS and its stockholders and what he, she or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. In addition, BLTS’s officers have interests in the Business Combination that may conflict with your interests as a stockholder.

Expected Accounting Treatment of the Business Combination

ParentCo is expected to determined the accounting acquirer in the Business Combination. The ultimate determination of the accounting acquirer is a qualitative and quantitative assessment that requires careful consideration, of which the final determination will occur after the consummation of the Business Combination. However, ParentCo is expected to be determined the accounting acquirer based on evaluation of the following predominate factors:

•        ParentCo (through Intermediate Holdco) will be the sole managing member of Manscaped Holdings, and the managing member has full and complete charge of all affairs of Manscaped Holdings and the existing non-managing members of Manscaped Holdings do not have substantive kick-out or participating rights.

•        No single party will have the ability to nominate a majority of the members of the Board of Directors of the combined entity.

•        No individual legal entity or shareholder controlled Manscaped Holdings pre and post acquisition.

The factors discussed above support the conclusion that ParentCo will acquire a controlling interest in Manscaped Holdings. ParentCo (through Intermediate Holdco) will be the primary beneficiary of Manscaped Holdings, which is a variable interest entity. Therefore, the Business Combination constitutes a change in control and will be accounted for as a business combination in accordance with US GAAP using the acquisition method of accounting. Under the acquisition method of accounting, the purchase price will be allocated to the tangible and identifiable intangible assets acquired and liabilities assumed, based on their estimated acquisition-date fair values.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust

Division”) and the FTC and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the two filings of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. On December 23, 2021, BLTS and Manscaped filed the required forms under the HSR Act with respect to the Business Combination with the Antitrust Division and the FTC and requested early termination.

At any time before or after consummation of the Business Combination, notwithstanding termination of the respective waiting periods under the HSR Act, the Department of Justice or the FTC, or any state or foreign governmental authority could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. BLTS cannot assure you that the Antitrust Division, the FTC, any state attorney general or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, BLTS cannot assure you as to its result.

None of BLTS nor Manscaped are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Vote Required for Approval

The BCA Proposal may be approved by the affirmative vote of at least a majority of the issued and outstanding shares of BLTS Common Stock. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Special Meeting.

The BCA Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the BCA Proposal will have no effect, even if approved by holders of Common Stock.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, that the Company’s entry into the BCA, dated as of November 22, 2021 (the “BCA”), by and among BLTS, Bright Lights Parent Corp., a Delaware corporation (“ParentCo”), Mower Intermediate Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of BLTS (“Intermediate Holdco”), Mower Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of ParentCo (“Merger Sub Corp”), Mower Merger Sub 2, LLC, a Delaware limited liability company and a wholly owned subsidiary of Intermediate Holdco (“Merger Sub LLC”), and Manscaped Holdings, LLC, a Delaware limited liability company (“Manscaped”) (a copy of which is attached to the proxy statement/prospectus as Annex A), be approved, ratified and confirmed in all respects.”

Recommendation of BLTS’s Board of Directors

THE BLTS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE BLTS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BCA PROPOSAL.

The existence of financial and personal interests of one or more of BLTS’s directors may result in a conflict of interest on the part of such director (s) between what he, she or they may believe is in the best interests of BLTS and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, BLTS’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section titled “BCA Proposal — Interests of BLTS’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Organizational Documents Proposals

If the Business Combination is approved and consummated, BLTS will replace the current amended and restated certificate of incorporation of BLTS under the DGCL (the “Existing Charter”) and the current amended and restated bylaws of BLTS (as may be amended from time to time) (the “Existing Bylaws” and, together with the Existing Charter, the “BLTS Governing Documents”), in each case, under the DGCL, with a proposed new certificate of incorporation (the “Proposed Certificate of Incorporation”) and proposed new bylaws (the “Proposed Bylaws” and, together with the Proposed Certificate of Incorporation, the “Proposed Organizational Documents”) of ParentCo, in each case, under the DGCL.

BLTS’s stockholders are asked to consider and vote upon and to approve seven separate proposals (collectively, the “Organizational Documents Proposals”) in connection with the replacement of the BLTS Governing Documents with the Proposed Organizational Documents. The Organizational Documents Proposals are conditioned on approval of the BCA Proposal. Therefore, if the BCA Proposal is not approved, the Organizational Documents Proposals will have no effect, even if approved by holders of BLTS’s Common Stock.

The Proposed Organizational Documents differ materially from the BLTS Governing Documents. The following table sets forth a summary of the principal changes proposed between the Existing Charter and the Existing Bylaws and the Proposed Certificate of Incorporation and Proposed Bylaws for ParentCo. This summary is qualified by reference to the complete text of the BLTS Governing Documents of BLTS, attached to this proxy statement/prospectus as Annex I, the complete text of the Proposed Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex H and the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex I. All stockholders are encouraged to read each of the Proposed Organizational Documents in its entirety for a more complete description of its terms. Additionally, we encourage stockholders to carefully consult the information set out under the “Comparison of Corporate Governance and Stockholder Rights” section of this proxy statement/prospectus.

	BLTS Governing Documents	Proposed Organizational Documents
Organizational Documents Proposal A — Changes in Share Capital	The BLTS Governing Documents authorize 401,000,000 shares, consisting of 380,000,000 shares of BLTS Class A Common Stock, 20,000,000 shares of BLTS Class B Common Stock and 1,000,000 Preferred Stock.

ParentCo will have 605,000,000 shares of authorized capital stock, which will consist of (i) 500,000,000 shares of Class A Common Stock, par value $0.0001 per share (“ParentCo Class A Common Stock”), (ii) 100,000,000 shares of Class B Common Stock, par value $0.0001 per share (“ParentCo Class B Common Stock”) and (iii) 5,000,000 shares of preferred stock.

	See Section 4.1 of the Amended and Restated Certificate of Incorporation.	See Section 4.1 of the Proposed Certificate of Incorporation.
Organizational Documents Proposal B — Changes in Voting Power

The BLTS Governing Documents provide that the holders of BLTS Class A Common Stock are entitled to one (1) vote per share and holders of BLTS Class B Common Stock are entitled to one (1) vote per share.

The Proposed Certificate of Incorporation will provide that holders of ParentCo Class A Common Stock are entitled to one (1) vote per share and holders of ParentCo Class B Common Stock are entitled to ten (10) votes per share, as opposed to holders of BLTS Class A Common Stock and BLTS Class B Common Stock are entitled to one vote per share of BLTS Common Stock, pursuant to the BLTS Governing Documents.

	See Section 4.3(a)(ii) of the Amended and Restated Certificate of Incorporation.	See Section 5.1(i) of the Proposed Certificate of Incorporation.
Organizational Documents Proposal C — Change in Corporation Name	The BLTS Governing Documents provide the name of the company is “Bright Lights Acquisition Corp.”	ParentCo will amend its name to “Manscaped Holdings, Inc.” from “Bright Lights Acquisition Corp.”
	See paragraph 1 of the Amended and Restated Certificate of Incorporation.	See paragraph 1 of the Proposed Certificate of Incorporation.

	BLTS Governing Documents	Proposed Organizational Documents
Organizational Documents Proposal D — Change in the Number of Directors

The BLTS Governing Documents provide that the Board will consist of not less than one (1) nor more than fifteen (15) members, the exact number initially fixed at one (1) and adjusted thereafter from time to time by the Board.

The Proposed Certificate of Incorporation provides that the Board will consist of not less than three (3) nor more than eleven (11) members, the exact number initially fixed at seven (7) and adjusted thereafter from time to time by the Board.

	See Section 3.2 of the Bylaws.	See Section 3.2 of the Bylaws. See Section 7.1 of the Proposed Certificate of Incorporation.
Organizational Documents Proposal E — Change in Perpetual Existence

The BLTS Governing Documents provide that if BLTS does not consummate a business combination (as defined in the BLTS Governing Documents) by January 11, 2023, BLTS will cease all operations except for the purposes of winding up and will redeem the public shares and liquidate BLTS’s trust account.

The Proposed Certificate of Incorporation does not include any provisions relating to ParentCo’s ongoing existence and the default under the DGCL will make ParentCo’s existence perpetual.
	See Section 9.2(d) of the Amended and Restated Certificate of Incorporation.	N/A
Organizational Documents Proposal F — Removal of Blank Check Company Provisions	The BLTS Governing Documents include various provisions related to BLTS’s status as a blank check company prior to the consummation of a business combination.	The Proposed Certificate of Incorporation will eliminate various provisions applicable only to blank check companies.
	See Article IX of the Amended and Restated Certificate of Incorporation.	N/A
Organizational Documents Proposal G — Lock-up Provisions	N/A

The Proposed Bylaws contain a lock-up provision under which, after the consummation of the Business Combination and subject to certain exceptions, the Sponsor, BLTS’s directors and officers and certain Manscaped Unitholders will be contractually restricted from selling or transferring any of their shares of common stock until the earliest of (i) the date that is 365 days after the closing of the Business Combination, (ii) the closing of a merger, liquidation, stock exchange, reorganization or other similar transaction that results in all of the public stockholders of ParentCo having the right to exchange their shares of ParentCo Class A Common Stock for cash securities or other property, or (iii) the day after the date on which the closing price of the ParentCo Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the closing date of the Business Combination.

	N/A	See Section 7.11 of the Bylaws.

Reason for the Approval

Organizational Documents Proposal A — Changes in Share Capital

The Proposed Certificate of Incorporation is intended to provide adequate authorized share capital to provide flexibility for future issuances of shares of ParentCo stock if determined by the ParentCo Board to be in the best interest of ParentCo after the consummation of the Business Combination without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Organizational Documents Proposal B — Changes in Voting Power

Our board of directors (“Board”) believes that issuing a certain number of Class B Common Stock where holders are entitled to ten (10) votes per share of BLTS Common Stock is beneficial.

Organizational Documents Proposal C — Change in Corporation Name

Our Board believes that changing the post-business combination corporate name from “Bright Lights Acquisition Corp.” to “Manscaped Holdings, Inc.” is desirable to reflect the Business Combination with Manscaped and to clearly identify ParentCo as the publicly traded entity.

Organizational Documents Proposal D — Change in the Number of Directors

Our Board believes that an express statement in the Proposed Certificate of Incorporation providing that ParentCo Board will consist of not less than three (3) nor more than eleven (11) members, with the exact number initially fixed at seven (7) directors is desirable to reduce uncertainty and to help reduce the risk of a small group of short-term, special interest or self-interested stockholders obtaining outsized representation of it interests in the ParentCo Board.

Organizational Documents Proposal E — Change in Perpetual Existence

Our Board believes that making ParentCo’s corporate existence perpetual is desirable to reflect the Business Combination. Additionally, perpetual existence is the usual period of existence for public corporations, and our board of directors believes that it is the most appropriate period for ParentCo following the Business Combination.

Organizational Documents Proposal F — Removal of Blank Check Company Provisions

Our Board believes that, as BLTS will no longer be a blank check company, that the provisions in the Existing Charter applicable only to blank check companies should be removed as they will not be applicable to ParentCo.

Organizational Documents Proposal G — Lock-up Provisions

Our Board believes that the lock-up provisions in the proposed Bylaws for ParentCo are adequate to protect the interests of the stockholders.

Vote Required for Approval

The affirmative vote of holders of a majority of the outstanding shares of BLTS’s Common Stock is required to approve the Organizational Documents Proposals.

In addition, Organizational Documents Proposal A (Changes in Share Capital) and Organizational Documents Proposal B (Changes in Voting Power) require the affirmative vote of the holders of at least a majority of the outstanding shares of BLTS Class B Common Stock and at least a majority of the outstanding shares of BLTS Class A Common Stock, in each case voting separately as a single class.

Broker non-votes, abstentions or the failure to vote the Director Election Proposal will have the same effect as a vote “AGAINST” the Organizational Documents Proposals. The approval of the Organizational Documents Proposals is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Organizational Documents Proposals will have no effect, even if approved by holders of Common Stock.

Resolution

The full text of the resolution to be passed in connection with the replacement of the BLTS Governing Documents with the Proposed Organizational Documents is as follows:

“RESOLVED, that the BLTS Governing Documents currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Proposed Certificate of Incorporation and Proposed Bylaws (copies of which are attached to the proxy statement/prospectus as Annex H and Annex I, respectively).”

Recommendation of the BLTS Board of Directors

THE BLTS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT BLTS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL.

The existence of financial and personal interests of one or more of BLTS’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BLTS and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, BLTS’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section titled “BCA Proposal — Interests of BLTS’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

DIRECTOR ELECTION PROPOSAL

Overview

The Director Election Proposal — to consider and vote upon a proposal, assuming the BCA Proposal and the Organizational Documents Proposals are approved, to elect 5 directors to serve staggered terms, and until their respective successors are duly elected and qualified or until their earlier resignation, removal or death (the “Director Election Proposal”), with 2 additional directors to be appointed prior to Closing.

Assuming the BCA Proposal and each of the Organizational Documents Proposals are approved, BLTS’s stockholders are also being asked to approve the Director Election Proposal.

Nominees

As contemplated by the BCA, the Board of ParentCo following consummation of the transaction will consist of up to 7 directors whom have been designated by Manscaped, who will initially be Kevin Datoo, Michael Mahan, Evan Richter, Paul Tran, Richard Thompson, and will thereafter be designated, nominated and elected as contemplated by the Proposed Organizational Documents.

Accordingly, our board of directors has nominated each of Kevin Datoo, Michael Mahan, Evan Richter, Paul Tran, and Richard Thompson, to serve as our directors upon the consummation of the Business Combination, with Paul Tran to serve as the Chairperson of the board of directors, in each case, in accordance with the terms and subject to the conditions of the Proposed Organizational Documents. For more information on the experience of each of these director nominees, please see the section titled “Management of ParentCo Following the Business Combination” of this proxy statement/prospectus.

Vote Required for Approval

The affirmative vote of holders of a majority of the outstanding shares of BLTS’s Common Stock voting together as a single class present by virtual attendance or represented by proxy and entitled to vote at the Special Meeting is required to approve Director Election Proposal. Broker non-votes, abstentions or the failure to vote Director Election Proposal will have the same effect as a vote “AGAINST” Director Election Proposal. The Director Election Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Director Election Proposal will have no effect, even if approved by holders of Common Stock.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, that the persons named below be elected to serve on ParentCo’s board of directors upon the consummation of the Business Combination.”

Name of Director
Kevin Datoo Michael Mahan Evan Richter Paul Tran Richard Thompson

Recommendation of the BLTS Board of Directors

THE BLTS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT BLTS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE DIRECTOR ELECTION PROPOSAL.

The existence of financial and personal interests of one or more of BLTS’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BLTS and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, BLTS’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section titled “BCA Proposal — Interests of BLTS’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

STOCK ISSUANCE PROPOSAL

Overview

The Stock Issuance Proposal — to consider and vote upon a proposal to approve, assuming the BCA Proposal, the Organizational Documents Proposals and the Director Election Proposal are approved, for the purposes of complying with the applicable provisions of Rule 5635(a) of The Nasdaq Stock Market Listing Rules, the issuance of (a) ParentCo Class A Common Stock and Parent Warrants to the BLTS security holders as consideration for their shares, warrants and units of BLTS pursuant to the Business Combination Agreement and the ParentCo Merger, (b) ParentCo Class A Common Stock to the PIPE Investors pursuant to the PIPE Investment and (c) shares of ParentCo Common Stock to the Manscaped Unitholders as consideration for their shares of Manscaped, Inc. pursuant to the Business Combination Agreement and the Manscaped, Inc. Merger (the “Stock Issuance Proposal”).

Assuming the BCA Proposal, each of the Organizational Documents Proposals and the Director Election Proposal are approved, BLTS’s stockholders are also being asked to approve, the Stock Issuance Proposal.

Reasons for the Approval for Purposes of Nasdaq Listing Rule 5635

Under Nasdaq Listing Rule 5635(a)(1), a stockholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in connection with the acquisition of another company if such securities are not issued in a public offering for cash and (i) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities (or securities convertible into or exercisable for common stock; or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Additionally, under Nasdaq Listing Rule 5635(b), stockholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the registrant. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), The Nasdaq Stock Market has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.

Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering, involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lesser of the official Nasdaq closing price immediately before signing of the binding agreement and the average official Nasdaq closing price for the five trading days immediately preceding the signing of the binding agreement of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance. If the Business Combination is completed pursuant to the BCA, BLTS currently expects to issue an estimated 84,932,289 shares of ParentCo Common Stock (assuming that none of BLTS’s outstanding public shares are redeemed, and not including 38,270,011 shares of ParentCo Common Stock that may be issued after the Business Combination to certain stockholders of Manscaped, Inc. prior to the Manscaped, Inc. Merger and certain equityholders of Manscaped Holdings following the Business Combination, upon the achievement of certain milestones as further described herein) in connection with the Business Combination and the PIPE Investment. For further details, see the section titled “BCA Proposal — The BCA — Consideration — Aggregate Merger Consideration.”

In the event that this proposal is not approved by BLTS stockholders, the Business Combination cannot be consummated. In the event that this proposal is approved by BLTS stockholders, but the BCA is terminated (without the Business Combination being consummated) prior to the issuance of shares of ParentCo Common Stock pursuant to the BCA or the PIPE Investment, such shares of ParentCo Common Stock will not be issued.

Vote Required for Approval

Assuming that a quorum is present at the Special Meeting, the affirmative vote of the majority of the issued and outstanding shares of BLTS Common Stock voting together as a single class present by virtual attendance or represented by proxy and entitled to vote at the Special Meeting on the Stock Issuance Proposal is required to approve the Stock Issuance Proposal. Accordingly, a stockholder’s failure to vote online during the Special Meeting or by proxy will have the effect of a vote “AGAINST” Stock Issuance Proposal. A broker non-vote in not considered as such shares of Common Stock are not entitled to vote at the Special Meeting and thus will have no effect on the outcome of this proposal. The Stock Issuance Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of Common Stock.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, that, for the purposes of complying with the applicable provisions of Rule 5635 of the Nasdaq Rules, the issuance of shares of ParentCo Common Stock pursuant to the BCA and the PIPE Investment, including to Manscaped Unitholders and the PIPE Investors be approved in all respects.”

Recommendation of the BLTS Board of Directors

THE BLTS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT BLTS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE STOCK ISSUANCE PROPOSAL.

The existence of financial and personal interests of one or more of BLTS’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BLTS and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, BLTS’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section titled “BCA Proposal — Interests of BLTS’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

EQUITY INCENTIVE PLAN PROPOSAL

Overview

In this proposal, we are asking our stockholders to approve the Manscaped Holdings, Inc. 2022 Omnibus Incentive Plan (the “2022 Plan”). BLTS’s board of directors approved the 2022 Plan on November 22, 2021, to be effective as of the Closing, subject to stockholder approval at the Special Meeting. If stockholders approve this proposal, the 2022 Plan will become effective on the Closing. If the 2022 Plan is not approved by the stockholders, it will not become effective and no awards will be granted thereunder. If the 2022 Plan is adopted, no awards will be granted under the 2019 Plan following the Closing. If the 2022 Plan is not adopted, the Board will continue to be able to grant awards under the 2019 Plan, as further described in the section titled “Executive Compensation”. The 2022 Plan is described in more detail below.

General Information

The purpose of the 2022 Plan is to provide a means whereby ParentCo can attract and retain the services of employees, directors and consultants, to provide incentives for such persons to exert maximum efforts for the success of ParentCo and its affiliates and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the common stock, thereby aligning their interests with those of our stockholders.

It is critical to ParentCo’s long-term success that the interests of employees and other service providers be tied to the value of the business. Approval of the 2022 Plan will allow ParentCo to utilize a broad array of equity and cash-based incentives, including traditional stock option grants, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of cash-based and stock-based awards.

Approval of the 2022 Plan by our stockholders is required, among other things, in order to comply with stock exchange rules requiring stockholder approval of equity compensation plans and allow the grant of incentive stock options and restricted stock units under the 2022 Plan. If this Equity Incentive Plan Proposal is approved by our stockholders, the 2022 Plan will become effective as of the date of the closing of the Business Combination. In the event that our stockholders do not approve this proposal, the Plan will not become effective.

ParentCo’s equity compensation program, as implemented under the 2022 Plan, will allow ParentCo to be competitive with comparable companies in its industry by giving it the resources to attract and retain talented individuals to achieve its business objectives and build stockholder value. It is critical to ParentCo’s long-term success that the interests of employees and other service providers be tied to their success as “owners” of the business. Approval of the 2022 Plan will allow ParentCo to grant stock options and other equity awards at levels it determines to be appropriate in order to attract new employees and other service providers, retain existing employees and service providers and to provide incentives for such persons to exert maximum efforts for ParentCo’s success and ultimately increase stockholder value. The 2022 Plan allows ParentCo to utilize a broad array of equity incentives with flexibility in designing equity incentives, including traditional stock option grants, stock appreciation rights, restricted stock awards, restricted stock unit awards, other stock awards and performance awards to offer competitive equity compensation packages in order to retain and motivate the talent necessary for ParentCo.

If the request to approve the 2022 Plan is approved by our stockholders, there will be 20,186,353 shares of ParentCo Common Stock, subject to adjustment for specified changes in ParentCo’s capitalization, available for grant under the 2022 Plan as of the Closing. In addition, as further described below under the section titled “Equity Incentive Plan Proposal — Description of the 2022 Plan — Authorized Shares,” the share reserve is subject to annual increases each January 1st of up to 5% of shares of ParentCo Common Stock outstanding (or a lesser number determined by the Board). BLTS’s board of directors believes this pool size is necessary to provide sufficient reserved shares for grant levels that will attract, retain, and motivate employees and other participants.

Description of the 2022 Plan

A summary description of the material features of the 2022 Plan is set forth below. The following summary does not purport to be a complete description of all the provisions of the 2022 Plan and is qualified by reference to the 2022 Plan, the form of which is attached to this proxy statement/prospectus as Annex G and incorporated by reference in its entirety. BLTS’s stockholders should refer to the 2022 Plan for more complete and detailed information about the terms and conditions of the 2022 Plan.

Eligibility.    Any individual who is an employee, non-employee director or consultant of ParentCo or any of its affiliates, is eligible to receive awards under the 2022 Plan at the discretion of the plan administrator (defined below). If this proposal is approved by the stockholders, all of ParentCo’s employees, directors and consultants will be eligible to receive awards following the Closing. Following the consummation of the Business Combination, there are expected to be approximately 200 employees, five non-employee directors and 20 consultants of ParentCo and its affiliates who would be considered to be eligible to participate in the 2022 Plan.

Awards.    The 2022 Plan provides for the grant of incentive stock options (“ISOs”), within the meaning of Section 422 of the Code to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of cash-based and stock-based awards to employees, directors and consultants, including employees and consultants of ParentCo’s affiliates.

Authorized Shares.    Initially, the maximum number of shares of ParentCo common stock that may be issued under the 2022 Plan after it becomes effective will not exceed 20,186,353 shares of ParentCo common stock. In addition, the number of shares of ParentCo common stock reserved for issuance under the 2022 Plan will automatically increase on January 1st of each year, starting on January 1, 2023 and ending on (and including) January 1, 2032, in an amount equal to the lesser of (1) 5% of the total number of shares of ParentCo common stock outstanding on December 31st of the immediately preceding fiscal year, or (2) such number of shares of ParentCo common stock determined by the Board in its discretion. The maximum number of shares of ParentCo common stock that may be issued on the exercise of ISOs under the 2022 Plan is 20,186,353 shares. As of           , 2022, the record date, the closing price of BLTS’s common stock as reported on Nasdaq was $          per share.

Lapsed Awards.    Any shares underlying substitute awards, shares remaining available for grant under a plan of an acquired company, and awards that are forfeited, cancelled, expired, terminated or are otherwise lapsed, in whole or in part, or are settled in cash will become available for future grant under the 2022 Plan. The following shares of ParentCo common stock will not be added to the shares authorized for grant and will not be available for future grants of stock awards: (i) shares withheld in respect of taxes relating to any award; and (ii) shares delivered to ParentCo by a participant to satisfy the exercise or purchase price of a stock award or to satisfy any applicable tax withholding obligation with respect to a stock award (including shares of Common Stock retained by the Company from the Award being exercised or purchased and/or creating the tax obligation).

Non-Employee Director Compensation Limit.    The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including awards granted and cash fees paid to such non-employee director, will not exceed (1) $750,000 in total value or (2) if such non-employee director is first appointed or elected to the Board during such calendar year, $1,000,000 in total value, in each case, calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes.

Plan Administration.    The compensation committee of the Board, or a duly authorized committee thereof, will administer the 2022 Plan and is referred to as the “plan administrator” herein. The Board may also delegate to one or more of ParentCo’s officers some or all of its authority, including the authority to designate employees (other than officers) to receive options, stock appreciation rights and other awards. The plan administrator will have the authority to, among other actions, (1) determine eligible participants, (2) the types of awards to be granted, (3) the number of shares covered by any awards, (4) the terms and conditions of any awards (and amend any terms and conditions), (5) the methods by which awards may be settled, exercised, cancelled, forfeited or suspended, (6) the extent to which awards may be deferred, (7) amend the terms or conditions of any outstanding awards, (8) correct any defect or inconsistency in the plan or any award, (9) interpret and administer the plan and any award made under the plan, (10) establish, amend, suspend or waive such rules and regulations, and (11) any other action that the committee deems necessary or desirable for the administration of the plan and due compliance with rules and regulations.

Stock Options.    The 2022 Plan permits the grant of ISOs to employees only and NSOs to all eligible participants. The plan administrator will determine the exercise price for stock options, within the terms and conditions of the 2022 Plan, provided that the exercise price of a stock option generally cannot be less than 100% (or 110% in the case of an ISO granted to a 10% stockholder) of the fair market value of a share of ParentCo common stock on the date of grant. Options granted under the 2022 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator will determine the term of stock options granted under the 2022 Plan, up to a maximum of 10 years (or five years in the case of an ISO granted to a 10% stockholder). Unless the terms of an optionholder’s stock option agreement provide otherwise or as otherwise provided by the plan administrator, if an optionholder’s service relationship with ParentCo or any of ParentCo’s affiliates ceases for any reason other than disability, death, or for “cause” (as defined in the 2022 Plan), the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. Unless the terms of an optionholder’s stock option agreement provide otherwise or as otherwise provided by the plan administrator, if an optionholder’s service relationship with ParentCo or any of ParentCo’s affiliates ceases due to death or disability, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months following the date of death or disability. In the event of a termination for cause, options will generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of ParentCo common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include cash, shares, other awards, other property, net settlement, or any combination thereof, as determined by the plan administrator in its discretion at the time of grant, and may be made in a single payment or transfer, in installments or on a deferred basis, in each case in accordance with rules and procedures established by the plan administrator.

Tax Limitations on ISOs.    The aggregate fair market value, determined at the time of grant, of ParentCo common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of ParentCo’s stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of ParentCo’s total combined voting power or that of any of ParentCo’s parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards.    The 2022 Plan permits the grant of restricted stock unit awards. Restricted stock units represent the right to receive shares of ParentCo common stock (or a cash amount equal to the value of ParentCo common stock) on future specified dates, as specified in the applicable award agreement adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of shares of ParentCo common stock, other property or a combination thereof as determined by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement or by the plan administrator, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards.    The 2022 Plan permits the grant of restricted stock awards. Restricted stock awards are grants of shares of ParentCo common stock, subject to certain condition and restrictions as specified in the applicable award agreement adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, services to us, or any other form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. The plan administrator will determine the terms and conditions of restricted stock awards, including vesting and forfeiture terms. Subject to the restrictions set forth in the applicable award agreement, a participant generally shall have the rights and privileges of a stockholder with respect to restricted stock awards, including the right to vote such shares of restricted stock and the right to receive dividends. If a participant’s service relationship with ParentCo ends for any reason, ParentCo may receive any or all of the shares of ParentCo common stock held by the participant that have not vested as of the date the participant terminates service with ParentCo through a forfeiture condition or a repurchase right.

Stock Appreciation Rights.

The 2022 Plan permits the grant of stock appreciation rights, which entitle the holder to receive shares of ParentCo common stock or cash having an aggregate value equal to the appreciation in the fair market value of ParentCo common stock between the grant date and the exercise date, times the number of shares of ParentCo common stock subject to the award. Stock appreciation rights will be granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of ParentCo common stock on the date of grant. A stock appreciation right granted under the 2022 Plan will vest at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of ParentCo common stock or in any other form of payment, as determined by the plan administrator and specified in the stock appreciation right agreement.

The plan administrator will determine the term of stock appreciation rights granted under the 2022 Plan, up to a maximum of 10 years. Unless the terms of a participant’s stock appreciation rights agreement provide otherwise or as otherwise provided by the plan administrator, if a participant’s service relationship with ParentCo or any of its affiliates ceases for any reason other than for cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. Unless the terms of a participant’s stock appreciation rights agreement provide otherwise or as otherwise provided by the plan administrator, if a participant’s service relationship with ParentCo or any of its affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months. In the event of a termination for cause, stock appreciation rights will generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards.    The 2022 Plan permits the grant of performance awards that may be settled in stock, cash, other awards, other property, or any combination thereof, as determined in the discretion of the plan administrator. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Additionally, the plan administrator may provide that dividend equivalents be credited in respect of shares covered by a performance award. Performance awards that are settled in cash or other property will not be required to be valued in whole or in part by reference to, or otherwise based on, ParentCo common stock.

Other Stock Awards.    The plan administrator may grant other awards based in whole or in part, including by reference to ParentCo common stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Nontransferability of Awards.    Except as may be permitted by the plan administrator or as specifically provided in an award agreement, awards will not be assignable, alienable, saleable or transferable, except by will or the laws of descent and distribution.

Changes to Capital Structure.    In the event there is a specified type of change in the capital structure of ParentCo, including any extraordinary dividend or other distribution, stock split, reverse stock split, recapitalization, reorganization, merger, consolidation, spin-off or other similar corporate transaction or event affecting ParentCo common stock, or changes in applicable laws, regulations or accounting principles, appropriate adjustments will be made to prevent undue enrichment or harm to the number and type of common shares subject to awards, and to the grant, purchase, exercise hurdle price, or performance criteria for any award.

Corporate Transactions.    In the event of a change in control, as defined in the 2022 Plan, the plan administrator may take certain actions with respect to outstanding awards, including the continuation or assumption of awards, substitution or replacement of awards by a successor entity, acceleration of vesting and lapse of restrictions, determination of the attainment of performance conditions for performance awards or cancellation of awards in consideration of a payment.

Dissolution or Liquidation.    In the event of the dissolution or liquidation of ParentCo, each award will be terminated immediately prior to the consummation of such action, unless otherwise determined by the plan administrator.

Amendment, Termination and Duration of the 2022 Plan.    Except as otherwise expressly provided in an award agreement, the plan, or as prohibited by applicable law, the Board has the authority to amend, alter, suspend, discontinue or terminate the 2022 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s consent. Certain material amendments may also require approval of ParentCo’s stockholders. Except pursuant to an adjustment by the plan administrator permitted under the 2022 Plan, no action may directly or indirectly reduce the exercise or hurdle price of any award established at the time of grant without stockholder approval.

If approved by our stockholders, the 2022 Plan will continue in effect for a term of 10 years measured from the board approval date, unless earlier terminated under the terms of the 2022 Plan. No ISOs may be granted after the tenth anniversary of the date BLTS’s board of directors adopts the 2022 Plan. No stock awards may be granted under the 2022 Plan while it is suspended or after it is terminated.

U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences to participants and ParentCo with respect to participation in the 2022 Plan. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current U.S. federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local and other tax consequences of the grant or exercise of an award or the disposition of stock acquired under the 2022 Plan. The 2022 Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended. ParentCo’s ability to realize the benefit of any tax deductions described below depends on ParentCo’s generation of taxable income as well as the requirement of reasonableness and the satisfaction of ParentCo’s tax reporting obligations.

Nonstatutory Stock Options.    Generally, there is no taxation upon the grant of a NSO. Upon exercise, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the stock option over the exercise price. If the participant is employed by ParentCo or one of its affiliates, that income will be subject to withholding taxes. The participant’s tax basis in those shares will be equal to their fair market value on the date of exercise of the stock option, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, ParentCo will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant.

Incentive Stock Options.    The 2022 Plan provides for the grant of stock options that are intended to qualify as “incentive stock options,” as defined in Section 422 of the Code. Under the Code, a participant generally is not subject to ordinary income tax upon the grant or exercise of an ISO. If the participant holds a share received upon exercise of an ISO for more than two years from the date the stock option was granted and more than one year from the date the stock option was exercised, which is referred to as the required holding period, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the participant’s tax basis in that share will be long-term capital gain or loss. If, however, a participant disposes of a share acquired upon exercise of an ISO before the end of the required holding period, which is referred to as a disqualifying disposition, the participant generally will recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the share on the date of exercise of the stock option over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the stock option, the amount of ordinary income recognized by the participant will not exceed the gain, if any, realized on the sale. If the amount realized on a disqualifying disposition exceeds the fair market value of the share on the date of exercise of the stock option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year. For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired upon exercise of an ISO exceeds the exercise price of the stock option generally will be an adjustment included in the participant’s alternative minimum taxable income for the year in which the stock option is exercised. If, however, there is a disqualifying disposition of the share in the year in which the stock option is exercised, there will be no adjustment for alternative minimum tax purposes with respect to that share. In computing alternative minimum taxable income, the tax basis of a share acquired upon exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the stock option is exercised. ParentCo is not allowed a tax deduction with respect to the grant or exercise of an ISO or the disposition of a share acquired upon exercise of an ISO after the required holding period. If there is a disqualifying disposition of a share, however, ParentCo will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant, subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and provided that either the employee includes that amount in income or ParentCo timely satisfies its reporting requirements with respect to that amount.

Restricted Stock Awards.    Generally, the recipient of a restricted stock award will recognize ordinary income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is subject to restrictions constituting a substantial risk of forfeiture when it is received (for example, if the employee is required to work for a period of time in order to have the right to transfer or sell the stock), the recipient generally will not recognize income until the restrictions constituting a substantial risk of forfeiture lapse, at which time the recipient will recognize ordinary income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the Internal Revenue Service, within 30 days following the date of grant, to recognize ordinary income, as of the date of grant, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the recipient for the stock. The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock award will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the restrictions constituting a substantial risk of forfeiture lapse. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, ParentCo will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock award.

Restricted Stock Unit Awards.    Generally, the recipient of a restricted stock unit award will recognize ordinary income at the time the stock is delivered equal to the excess, if any, of (i) the fair market value of the stock received over any amount paid by the recipient in exchange for the stock or (ii) the amount of cash paid to the participant. The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock unit award will be the amount paid for such shares plus any ordinary income recognized when the stock is delivered, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, ParentCo will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock unit award.

Stock Appreciation Rights.    Generally, the recipient of a stock appreciation right will recognize ordinary income equal to the fair market value of the stock or cash received upon such exercise. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, ParentCo will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock appreciation right.

Tax Consequences to ParentCo

Compensation of Covered Employees.    The ability of ParentCo to obtain a deduction for amounts paid under the 2022 Plan could be limited by Section 162(m) of the Code. Section 162(m) of the Code generally limits ParentCo’s ability to deduct compensation, for U.S. federal income tax purposes, paid during any year to a “covered employee” (within the meaning of Section 162(m) of the Code) in excess of $1 million.

Golden Parachute Payments.    The ability of ParentCo (or the ability of one of its subsidiaries) to obtain a deduction for future payments under the 2022 Plan could also be limited by the golden parachute rules of Section 280G of the Code, which prevent the deductibility of certain “excess parachute payments” made in connection with a change in control of an employer-corporation.

New Plan Benefits

The awards, if any, that will be made to eligible persons under the 2022 Plan are subject to the discretion of the compensation committee of the Board. Therefore, BLTS cannot currently determine the benefits or number of shares subject to awards that may be granted in the future and a new plan benefits table is thus not provided.

Interests of BLTS’s Directors and Officers in the Equity Incentive Plan Proposal

When you consider the recommendation of BLTS’s board of directors in favor of approval of the 2022 Plan, you should keep in mind that certain of BLTS’s board of directors and officers have interests in the 2022 Plan that are different from, or in addition to, your interests as a stockholder or warrantholder, including, among other things, the potential future issuance of awards to Michael Mahan as a director of ParentCo. See the section titled “BCA Proposal — Interests of BLTS’s Directors and Executive Officers in the Business Combination” for a further discussion.

Equity Compensation Plan Information

As of December 31, 2020, BLTS did not maintain any equity compensation plans.

Vote Required for Approval

Assuming that a quorum is present at the Special Meeting, the affirmative vote of the majority of the issued and outstanding shares of BLTS Common Stock voting together as a single class present by virtual attendance or represented by proxy and entitled to vote at the Special Meeting on the Equity Incentive Plan Proposal is required to approve the Equity Incentive Plan Proposal. Accordingly, a stockholder’s failure to vote online during the Special Meeting or by proxy will have the effect of a vote “AGAINST” the Equity Incentive Plan Proposal. A broker non-vote in not considered as such shares of Common Stock are not entitled to vote at the Special Meeting and thus will have no effect on the outcome of this proposal. This Equity Incentive Plan Proposal is conditioned on the approval of the Condition Precedent Proposals at the Special Meeting.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, that the Company’s adoption of the Manscaped Holdings, Inc. 2022 Omnibus Incentive Plan and any form award agreements thereunder, be approved, ratified and confirmed in all respects.”

Recommendation of BLTS’s Board of Directors

THE BLTS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE BLTS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE EQUITY INCENTIVE PLAN PROPOSAL.

The existence of financial and personal interests of one or more of BLTS’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BLTS and its stockholders and what he, she or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. In addition, BLTS’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section titled “BCA Proposal — Interests of BLTS’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

MANAGEMENT INCENTIVE PLAN PROPOSAL

Overview

In this proposal, we are asking our stockholders to approve the 2022 Management Incentive Plan (the “2022 MIP”), as approved by the Manscaped Holdings’ board of managers on November 22, 2021. The 2022 MIP was approved by the BLTS board of directors on November 11, 2021, subject to stockholder approval at the Special Meeting. If stockholders approve this proposal, the 2022 MIP will become effective on the consummation of the Business Combination. However, this proposal is cross-conditioned on the other Condition Precedent Proposals. If the 2022 MIP is not approved by the stockholders, it will not become effective and no awards will be granted thereunder. If the 2022 MIP is adopted, no awards will be granted under the Manscaped Holdings, LLC 2019 Plan following the Closing. The 2022 MIP is described in more detail below.

General Information

We believe Paul Tran and Kevin Datoo (the “Participants”) will play a vital role in helping ParentCo achieve its goals and advance the interests of ParentCo’s stockholders. Therefore, we have designed a compensation program that will enhance ParentCo’s ability to incentivize the Participants and promote the success of ParentCo’s business through the grant of performance-based incentive units in Manscaped Holdings (each an “LTIP Unit”). The LTIP Units that the Participants will receive are described under the heading “Summary of the Proxy Statement/Prospectus — Interests of Manscaped Directors and Executive Officers in the Business Combination” above.

If the request to approve the 2022 MIP is approved by our stockholders, the LTIP Units issued pursuant to the 2022 MIP will automatically convert into LLC Units on a 1:1 basis upon certain conditions described under the heading “Summary of the Proxy Statement/Prospectus — Interests of Manscaped Directors and Executive Officers in the Business Combination” above. As discussed under the heading “Amended Manscaped LLC Agreement — Redemption Right” below, holders of LLC Units will have the right to cause the Company to redeem or exchange all or any portion of such holder’s LLC Units for ParentCo Class A Common Stock and/or cash, provided that the requirements specified in the Amended Manscaped LLC Agreement are satisfied.

Description of the 2022 Management Incentive Plan

Purpose.    The purpose of the 2022 MIP is to motivate and reward the Participants to perform at the highest level and contribute significantly to the success of Manscaped Holdings.

Permitted Type of Award.    The 2022 MIP provides for the grant of LTIP Units in Manscaped Holdings to the Participants, subject to performance and service vesting criteria. LTIP Units may be convertible, exchangeable or redeemable for other Manscaped Holdings units or shares of ParentCo Class A common stock, or valued by reference to the book value, fair value or performance of the Manscaped Holdings.

Share Reserve.    Subject to adjustment as described below, the maximum aggregate number of LTIP Units that will be available for issuance under the Plan will be 35,343,908 LTIP Units. LTIP Units withheld in satisfaction of applicable withholding taxes will not again become available for issuance under the 2022 Management Incentive Plan.

Eligibility.    Only the Participants will eligible to receive an award under the 2022 MIP.

Administration.    The 2022 MIP will be administered by the compensation committee (the “Committee”) of the board or managers of Manscaped Holdings, unless another committee is designated by the board or managers. The Committee will have the authority to, among other actions, (1) grant awards to Participants upon the terms and conditions specified in the 2022 MIP, (2) approve forms of award agreements for use under the plan, (3) determine whether, to what extent, under what circumstances and by which methods awards may be settled in cash, units, shares, other awards, other property, net settlement, or any combination thereof, or cancelled, forfeited or suspended, (4) determine whether, to what extent, under what circumstances cash, units, shares, other awards, other property and other amounts payable with respect to an award may be deferred, (5) amend terms or conditions of any outstanding awards, (6) correct any defect, supply any omission and reconcile any inconsistency in the plan, (7) interpret and administer the plan or award made under the plan, (8) establish, amend, suspend or waive rules and regulations and appoint agents, trustees, brokers, depositories and advisors for the proper administration of the plan, (9) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the plan and (10) determine and approve the extent to which performance goals have been timely achieved and the extent to which LTIP Units subject to an award have thereby been vested.

Nontransferability of Award.    Except as may be permitted by the Committee or as specifically provided in an award agreement, awards will not be assignable, alienable, saleable or transferable, except by will or the laws of descent and distribution.

Clawback/Recovery.    The Committee will be permitted to specify in an award agreement that a Participant’s rights, payments and benefits with respect to an award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an award. Such events may include a termination of service with or without cause (as such terms are defined in the 2022 MIP), violation of material policies, breach of non-competition, non-solicitation, confidentiality or other restrictive covenants that may apply to the Participant, or other conduct by the Participant that is detrimental to the business or reputation of the Manscaped Holdings and/or its affiliates.

Adjustments.    In the event there is a specified type of change in the capital structure of Manscaped Holdings, including any extraordinary dividend or other distribution, unit split, reverse unit split, recapitalization, reorganization, merger, consolidation, spin-off or other similar transaction or event affecting Manscaped Holdings units, or changes in applicable laws, appropriate adjustments will be made to prevent undue enrichment or harm to the number and type of LTIP Units subject to awards, and to the grant, purchase, exercise hurdle price, or performance criteria for any award.

Change of Control.    In the event of a change of control, as defined in the 2022 MIP, the Committee will be permitted to take certain actions with respect to outstanding awards, including the continuation or assumption of awards, substitution or replacement of awards by a successor entity, acceleration of vesting and lapse of restrictions, determination of the attainment of performance conditions or cancellation of awards in consideration of a payment.

Amendment, Termination and Duration of the Management Incentive Plan.    The Committee will have the authority to amend, suspend, discontinue or terminate the 2022 MIP, provided that no such action may be taken without stockholder approval if the approval is necessary to comply with a tax or regulatory requirement or other applicable law for which the Committee deems it necessary or desirable to comply. No amendment may in general adversely and materially affect a Participant’s rights under any outstanding award without such participant’s written consent. If approved by our stockholders, the 2022 MIP will continue in effect for a term of 10 years measured from the board approval date, unless earlier terminated under the terms of the 2022 MIP, provided that LTIP Units may only be awarded on the Closing Date.

U.S. Federal Income Tax Consequences

Manscaped Holdings and the parties to the Amended Manscaped LLC Agreements intend to treat the LTIP Units as interests in the profits of Manscaped Holdings, each of which is intended to constitute a “profits interest” within the meaning of IRS Revenue Procedure 93-27, 1993-27 C.B. 343, as clarified by IRS Revenue Procedure 2001-43, 2001-2 C.B. 191 that when issued will not cause a taxable event (a “Profits Interest”). Assuming that the LTIP Units qualify as Profits Interests, Manscaped Holdings does not intend to claim a compensation deduction in connection with the issuance of LTIP Units and, accordingly, ParentCo would not be entitled to the benefit of a distributive share of such a compensation deduction.

New Plan Benefits

As soon as reasonably practicable following the consummation of the Business Combination, and in order to incentivize future employee performance and retention, Manscaped expects to make grants to Paul Tran and Kevin Datoo of LTIP Units of Manscaped Holdings under the 2022 MIP. See the section titled “BCA Proposal — Interests of Manscaped’s Directors and Executive Officers in the Business Combination” for a further discussion of these new plan benefits. The following table sets forth the number of LTIP Units that Manscaped expects to award to Paul Tran and Kevin Datoo under the 2022 MIP:

Name and Position	Dollar Value of LTIP Units to be Granted	Number of LTIP Units to be Granted
Paul Tran, Chief Executive Officer	266,038,824	29,651,120
Kevin Datoo, President and Chief Operating Officer	54,030,845	5,693,015

Interests of Manscaped’s Directors and Executive Officers in the Management Incentive Plan Proposal

When you consider the recommendation of BLTS’s board of directors in favor of approval of the 2022 MIP, you should keep in mind that certain of Manscaped’s directors and officers have interests in the 2022 MIP that are different from, or in addition to, your interests as a stockholder or warrantholder, including, among other things, the potential future issuance of LTIP Unit awards to Paul Tran and Kevin Datoo. See the section titled “BCA Proposal — Interests of Manscaped’s Directors and Executive Officers in the Business Combination” for a further discussion.

Vote Required for Approval

Assuming that a quorum is present at the Special Meeting, the affirmative vote of the majority of the issued and outstanding shares of BLTS Common Stock voting together as a single class present by virtual attendance or represented by proxy and entitled to vote at the Special Meeting on the Management Incentive Plan Proposal is required to approve the Management Incentive Plan Proposal. Accordingly, a stockholder’s failure to vote online during the Special Meeting or by proxy will have the effect of a vote “AGAINST” the Management Incentive Plan Proposal. A broker non-vote in not considered as such shares of Common Stock are not entitled to vote at the Special Meeting and thus will have no effect on the outcome of this proposal.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, that the Company’s adoption of Manscaped Holdings 2022 MIP and any form award agreements thereunder, be approved, ratified and confirmed in all respects.”

Recommendation of BLTS’s Board of Directors

THE BLTS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE BLTS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE MANAGEMENT INCENTIVE PLAN PROPOSAL.

The existence of financial and personal interests of one or more of BLTS’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BLTS and its stockholders and what he, she or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. In addition, BLTS’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section titled “BCA Proposal — Interests of BLTS’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ADJOURNMENT PROPOSAL

The Adjournment Proposal allows BLTS’s board of directors to submit a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the Special Meeting to approve the Condition Precedent Proposals. The purpose of the Adjournment Proposal is to permit further solicitation of proxies and votes and to provide additional time for the Sponsor and ParentCo and their respective stockholders to make purchases of BLTS Common Stock or other arrangements that would increase the likelihood of obtaining a favorable vote on the proposals to be put to the Special Meeting. See the section titled “BCA Proposal — Interests of BLTS’s Directors and Executive Officers in the Business Combination.”

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to the Special Meeting and is not approved by the stockholders, BLTS’s board of directors may not be able to adjourn the Special Meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the Special Meeting to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

Vote Required for Approval

Assuming that a quorum is present at the Special Meeting, the affirmative vote of the majority of the issued and outstanding shares of BLTS Common Stock voting together as a single class present by virtual attendance or represented by proxy and entitled to vote at the Special Meeting on the Adjournment Proposal is required to approve the Adjournment Proposal. Accordingly, a stockholder’s failure to vote online during the Special Meeting or by proxy will have the effect of a vote “AGAINST” the Adjournment Proposal. A broker non-vote in not considered as such shares of Common Stock are not entitled to vote at the Special Meeting and thus will have no effect on the outcome of this proposal. The Adjournment Proposal is not conditioned upon any other proposal.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, that the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Special Meeting be approved.”

Recommendation of the BLTS Board of Directors

THE BLTS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT BLTS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of BLTS’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BLTS and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, BLTS’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section titled “BCA Proposal — Interests of BLTS’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of U.S. federal income tax considerations generally applicable to (i) Manscaped Unitholders of the Mergers and (ii) holders of BLTS Class A Common Stock and warrants of the ParentCo Merger and exercise of redemption rights. This section applies only to Manscaped, Inc. stock, BLTS Class A Common Stock and warrants held as capital assets for U.S. federal income tax purposes (generally, property held for investment).

This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income, and the different consequences that may apply to holders subject to special rules that apply to certain types of investors, such as:

•        financial institutions or financial services entities;

•        broker-dealers;

•        taxpayers that are subject to the mark-to-market accounting rules;

•        tax-exempt entities;

•        governments or agencies or instrumentalities thereof;

•        insurance companies;

•        regulated investment companies or real estate investment trusts;

•        expatriates or former long-term residents of the United States;

•        persons that actually or constructively own five percent or more of the voting shares, or five percent or more of the total value of all classes of shares, of Manscaped, Inc. or BLTS;

•        persons that acquired Manscaped, Inc. or BLTS securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•        persons that hold Manscaped, Inc. or BLTS securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

•        persons whose functional currency is not the U.S. dollar;

•        controlled foreign corporations;

•        passive foreign investment companies; or

•        partnerships or other pass-through entities for U.S. federal income tax purposes (and investors in such entities).

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) holds Manscaped, Inc. stock, BLTS Class A Common Stock or warrants, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding such securities and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Mergers, ParentCo Merger and exercise of redemption rights to them, as applicable.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein. No assurance can be given that the U.S. Internal Revenue Service (the “IRS”) would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary.

EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE MERGERS, PARENTCO MERGER, AND AN EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

Tax Consequences of the Mergers to Manscaped Unitholders

The parties intend that the Mergers, taken together, qualify as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. Specifically, the parties intend that the Manscaped, Inc. Merger and the Second Merger together qualify as a reorganization pursuant to Section 368(a)(1)(A) by reason of Section 368(a)(2)(D) of the Code (the “Reorganization Treatment”).

The obligations of Manscaped, Inc. and BLTS to complete the Mergers are not conditioned on the receipt of opinions from Buchalter PC or Skadden, Arps, Slate, Meagher & Flom LLP regarding the qualification of the Mergers for the Reorganization Treatment, and the Mergers will occur even if they do not so qualify. Moreover, even if Manscaped, Inc. or BLTS receives a tax opinion regarding such qualification, no assurance can be given that the IRS will not assert an alternative characterization of the transactions contemplated by the Restructuring Agreement and BCA that would preclude the Reorganization Treatment and the Intended Tax Treatment, or challenge the conclusions reflected in any such opinion (or that a court would not sustain such a challenge), which could result in the recognition of gain by Manscaped, Inc. or the Manscaped Unitholders. Neither Manscaped, Inc. nor BLTS intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Mergers.

Assuming that the Reorganization Treatment applies to the Mergers, (i) a Manscaped Unitholder will generally not recognize gain or loss upon the exchange of shares of Manscaped, Inc. stock for shares of ParentCo Class A Common Stock pursuant to the Mergers; (ii) the aggregate tax basis in the shares of ParentCo Class A Common Stock received pursuant to the Mergers will generally equal such holder’s aggregate adjusted tax basis in the shares of Manscaped, Inc. stock surrendered, and such aggregate adjusted tax basis will be allocated to the ParentCo Class A Common Stock received; and (iii) such holder’s holding period for the shares of ParentCo Class A Common Stock received pursuant to the Mergers will generally include the holding period in the shares of Manscaped, Inc. stock surrendered.

The remainder of this discussion assumes that the Reorganization Treatment will apply to the Mergers. If you are a Manscaped Unitholder, you should consult your tax advisor as to the particular tax consequences of the Mergers to you.

Redemption of BLTS Class A Common Stock

In the event that a holder’s shares of BLTS Class A Common Stock are redeemed pursuant to the redemption provisions described in this proxy statement/prospectus under the section titled “BLTS Special Meeting of Stockholders — Redemption Rights,” the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or other exchange of shares of BLTS Class A Common Stock under Section 302 of the Code. If the redemption qualifies as a sale of shares of BLTS Class A Common Stock, a U.S. Holder (as defined below) will be treated as described below under the section titled “U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of BLTS Class A Common Stock,” and a Non-U.S. Holder (as defined below) will be treated as described under the section titled “Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of BLTS Class A Common Stock.” If the redemption does not qualify as a sale of shares of BLTS Class A Common Stock, a holder will be treated as receiving a corporate distribution with the tax consequences to a U.S. holder described below under the section titled “U.S. Holders — Taxation of Distributions,” and the tax consequences to a Non-U.S. holder described below under the section titled “Non-U.S. Holders — Taxation of Distributions.”

Whether a redemption of shares of BLTS Class A Common Stock qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the redeemed holder before and after the redemption (including any stock constructively owned by the holder as a result of owning warrants) relative to all of our shares outstanding both before and after the redemption. The redemption of BLTS Class A Common Stock will generally be treated as a sale of BLTS Class A Common Stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the holder, (ii) results in a “complete termination” of the holder’s interest in us, or (iii) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a holder takes into account not only shares of our stock actually owned by the holder, but also shares of our stock that are constructively owned by it under certain attribution rules set forth in the Code. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option, which would generally include BLTS Class A Common Stock which could be acquired pursuant to the exercise of the warrants. Moreover, any of our stock that a holder directly or constructively acquires pursuant to the Business Combination should be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the holder immediately following the redemption of shares of BLTS Class A Common Stock must, among other requirements, be less than eighty percent (80%) of the percentage of our outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account both redemptions by other holders of BLTS Class A Common Stock and the BLTS Class A Common Stock to be issued pursuant to the Business Combination). There will be a complete termination of a holder’s interest if either (i) all of the shares of our stock actually and constructively owned by the holder are redeemed or (ii) all of the shares of our stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other stock. The redemption of BLTS Class A Common Stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in us will depend on the particular facts and circumstances. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests is satisfied, then the redemption of shares of BLTS Class A Common Stock will be treated as a corporate distribution to the redeemed holder and the tax effects to such U.S. Holder will be as described below under the section titled “U.S. Holders — Taxation of Distributions,” and the tax effects to such Non-U.S. holder will be as described below under the section titled “Non-U.S. Holders — Taxation of Distributions.” After the application of those rules, any remaining tax basis of the holder in the redeemed BLTS Class A Common Stock will be added to the holder’s adjusted tax basis in its remaining stock, or, if it has none, to the holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it.

A holder should consult its tax advisors as to the tax consequences of a redemption.

U.S. Holders

This section applies to you if you are a “U.S. Holder.” A U.S. Holder is a beneficial owner of shares of BLTS Class A Common Stock who or that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income tax purposes regardless of its source; or

•        a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more “United States persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust or (ii) the trust validly elected to be treated as a United States person for U.S. federal income tax purposes.

Taxation of Distributions.    If our redemption of a U.S. Holder’s shares of BLTS Class A Common Stock is treated as a distribution, as discussed above under the section titled “Redemption of BLTS Class A Common Stock,” such distributions will generally constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our BLTS Class A Common Stock.

Any remaining excess will be treated as gain realized on the sale or other disposition of the BLTS Class A Common Stock and will be treated as described below under the section titled “U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of BLTS Class A Common Stock.”

Dividends received by a U.S. Holder that is a taxable corporation will generally qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends received by a non-corporate U.S. Holder will generally constitute “qualified dividends” that will be subject to tax at the maximum tax rate applicable to long-term capital gains. It is unclear whether the redemption rights with respect to the BLTS Class A Common Stock described in this proxy statement/prospectus may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of BLTS Class A Common Stock.    If our redemption of a U.S. Holder’s shares of BLTS Class A Common Stock is treated as a sale or other taxable disposition, as discussed above under the section titled “Redemption of BLTS Class A Common Stock,” a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the shares of BLTS Class A Common Stock redeemed. Any such capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period for the BLTS Class A Common Stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the BLTS Class A Common Stock described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. U.S. Holders who hold different blocks of BLTS Class A Common Stock (shares of BLTS Class A Common Stock purchased or acquired on different dates or at different prices) should consult their tax advisor to determine how the above rules apply to them.

Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its BLTS Class A Common Stock so disposed of. A U.S. Holder’s adjusted tax basis in its BLTS Class A Common Stock will generally equal the U.S. Holder’s acquisition cost less any prior distributions paid to such U.S. Holder with respect to its shares of BLTS Class A Common Stock treated as a return of capital.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. Holder.” A Non-U.S. Holder is a beneficial owner of our BLTS Class A Common Stock who or that is, for U.S. federal income tax purposes:

•        a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

•        a foreign corporation; or

•        an estate or trust that is not a U.S. Holder;

but does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of a redemption.

Taxation of Distributions.    If our redemption of a Non-U.S. Holder’s shares of BLTS Class A Common Stock is treated as distribution, as discussed above under the section titled “Redemption of BLTS Class A Common Stock,” to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), such distribution will constitute a dividend for U.S. federal income tax purposes and, provided such dividend is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of thirty percent (30%), unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and timely provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its shares of our BLTS Class A Common Stock and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the BLTS Class A Common Stock, which will be treated as described below under the section titled “Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of BLTS Class A Common Stock.”

The withholding tax described above does not apply to a dividend paid to a Non-U.S. holder who provides an IRS Form W-8ECI, certifying that such dividend is effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividend will be subject to regular U.S. federal income tax as if the Non-U.S. Holder were a U.S. Holder, subject to an applicable income tax treaty providing otherwise. A Non-U.S. Holder that is a corporation for U.S. federal income tax purposes and is receiving an effectively connected dividend may also be subject to an additional “branch profits tax” imposed at a rate of thirty percent (30%) (or a lower applicable treaty rate).

Gain on Sale, Taxable Exchange or Other Taxable Disposition of BLTS Class A Common Stock.    If our redemption of a Non-U.S. Holder’s shares of BLTS Class A Common Stock is treated as a sale or other taxable disposition as discussed above under the section titled “Redemption of BLTS Class A Common Stock,” subject to the discussions of FATCA below, a Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our BLTS Class A Common Stock, unless:

•        the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. Holder); or

•        we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our BLTS Class A Common Stock, and, in the case where shares of our BLTS Class A Common Stock are regularly traded on an established securities market, the Non-U.S. Holder has owned, directly or constructively, more than 5% of our BLTS Class A Common Stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. Holder’s holding period for the shares of our BLTS Class A Common Stock.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. Holder were a U.S. resident. In the event the Non-U.S. Holder is a corporation for U.S. federal income tax purposes, such gain may also be subject to an additional “branch profits tax” at a thirty percent (30%) rate (or lower treaty rate).

If the second bullet point above applies to a Non-U.S. Holder, gain recognized by such holder on the sale, exchange or other taxable disposition of shares of our BLTS Class A Common Stock will be subject to tax at generally applicable U.S. federal income tax rates. In addition, unless our BLTS Class A Common Stock is regularly traded on an established securities market, a buyer of our BLTS Class A Common Stock (we would be treated as a buyer with respect to a redemption of BLTS Class A Common Stock) may be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such disposition. There can be no assurance that our BLTS Class A Common Stock will be treated as regularly traded on an established securities market. We believe that we are not and have not been at any time since our formation a United States real property holding company and we do not expect to be a United States real property holding corporation immediately after the Business Combination is completed.

It is possible that because the applicable withholding agent may not be able to determine the proper characterization of a redemption of a Non-U.S. Holder’s BLTS Class A Common Stock, the withholding agent might treat the redemption as a distribution subject to withholding tax.

FATCA Withholding Taxes.    Provisions commonly referred to as “FATCA” impose withholding of thirty percent (30%) on payments of dividends (including constructive dividends received pursuant to a redemption of stock) on our BLTS Class A Common Stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN or W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. Holders should consult their tax advisers regarding the effects of FATCA on a redemption of BLTS Class A Common Stock.

Unaudited Pro Forma Condensed Combined Financial Information

Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus. Unless the context otherwise requires, all references in this section to “ParentCo” refer to ParentCo and its wholly owned subsidiaries after giving effect to the Business Combination.

Introduction:

The unaudited pro forma condensed combined financial information is prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”. The unaudited pro forma condensed combined financial information presents the pro forma effects of the following transactions:

•        The acquisition of Manscaped Holdings by BLTS, resulting in a reorganization into an umbrella partnership C corporation (“UP-C”) structure, and other agreements entered into as part of the Business Combination Agreement;

•        The subscription agreements entered into by BLTS and ParentCo with various investors to purchase Class A Common Stock for aggregate purchase price of $75.0 million at a purchase price of $9.20 per share (the “PIPE Investment”); and

•        Repayment of Manscaped debt (collectively the “Business Combination”)

BLTS is a blank check company incorporated in Delaware on September 15, 2020, for the purpose of effectuating a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses. On January 11, 2021, BLTS consummated its initial public offering of its units, with each unit consisting of one share of BLTS Class A Common Stock and one-half of one public warrant (the “Public Warrants”), which included the full exercise by the underwriters of the over-allotment option. Simultaneously with the closing of the initial public offering, BLTS completed the private sale of 6,600,000 private placement warrants at a purchase price of $1.00 per private placement warrant (the “Private Placement Warrants”), to the Sponsor generating gross proceeds of $6.6 million. Following the closing of BLTS’s initial public offering, a total of $230.0 million ($10.00 per unit) of the net proceeds from its initial public offering and the sale of the Private Placement Warrants were placed in the trust account. As of September 30, 2021, funds in the trust account totaled $230.0 million.

Manscaped is a lifestyle brand dedicated to selling men’s grooming and self-care products. Our portfolio includes tools (trimmers, razors, nail kits), formulations (deodorant, body wash, toner and refresher, cologne and wipes), lifestyle (boxers, t-shirts, travel bag and mats), and pre-packaged sets inclusive of tools, formulations, and/or lifestyle products. Our product suite solves for men’s self-care needs from head to toe. Our signature product is the Lawn Mower 4.0, a hair trimming device with SkinSafe technology designed specifically for trimming hair below the waist. In addition, our Weed Whacker Ear and Nose Hair Trimmer and our line of groin specific hygiene products, colognes and other grooming products complete our portfolio of products that are specifically designed to allow men to enhance their hygiene routine.

The organizational structure following the completion of the Business Combination, as described above, is commonly referred to as an UP-C structure. This organizational structure will allow the continuing Manscaped Unitholders to retain their equity ownership in Manscaped Holdings, an entity that is classified as a partnership for U.S. federal income tax purposes, represented by Manscaped Holdings Units. The Manscaped Unitholders may exchange their Manscaped Holdings Units (together with the cancellation of an equal number of shares of voting, non-economic Class B common stock, if applicable) into Class A Common Stock. Those investors who, prior to the Business Combination, held BLTS Class A Ordinary Shares or BLTS Class B Ordinary Shares of BLTS will, by contrast, hold their equity ownership in ParentCo that is a domestic corporation for U.S. federal income tax purposes. In addition, upon the completion of the Business Combination, BLTS, and the Manscaped Unitholders will be parties to a Tax Receivable Agreement. BLTS does not believe that the UP-C organization structure will give rise to any significant business or strategic benefit or detriment to BLTS. See section titled “Risk Factors — Risks Related to the Business Combination and BLTS” for additional information on our organizational structure, including the Tax Receivable Agreement.

The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements and related notes of BLTS and Manscaped Holdings for the applicable periods included in this proxy statement/prospectus. The pro forma condensed combined financial information has been presented for information purposes only and are not necessarily indicative of what the ParentCo’s balance sheet or statement of operations actually would have been had the Business Combination been completed as of the dates indicated, nor do they purport to project the future financial position or operating results of ParentCo. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The pro forma financial information is presented for illustrative purposes only and does not reflect the costs of any integration activities or cost savings or synergies that may be achieved as a result of the Business Combination.

The unaudited pro forma condensed combined balance sheet combines the Manscaped Holdings unaudited consolidated balance sheet as of September 30, 2021 and the BLTS unaudited historical consolidated balance sheet as of September 30, 2021, giving effect to the Business Combination as if it had been consummated on September 30, 2021. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2021 and the year ended December 31, 2020 present the pro forma effect of the Business Combination as if it had been consummated on January 1, 2020.

The unaudited pro forma condensed combined financial information is presented in two scenarios: (1) assuming no redemptions and (2) assuming maximum redemptions.

•        Assuming “No Redemptions”: This presentation assumes that no Public Shareholders exercise their right to have their Public Shares converted into their pro rata share of the Trust Account;

•        Assuming “Maximum Redemptions”: This presentation assumes that 75% or 17,250,000 Public Shares are redeemed, resulting in an aggregate payment of $172.5 million out of the Trust Account, which is derived from the number of shares that could be redeemed in connection with the Business Combination at an assumed Redemption Price of $10.00 per share based on the Trust Account balance as of September 30, 2021 in order to satisfy the Minimum Available Cash Amount required to consummate the Business Combination of at least $75.0 million, after giving effect to the PIPE Investment and before giving effect to the payment of the estimated transaction costs, including BLTS’s deferred underwriting commissions from its IPO, incurred in connection with the Business Combination. The PIPE Investment is not guaranteed for redemptions of Public Shares above 17,250,000 and as a result the Minimum Available Cash Amount may not be satisfied. See section titled “Risk Factors — Risks Related to the Business Combination and BLTS” for risks related to redemptions above this Maximum Redemptions scenario.

In both scenarios, the unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting under the provisions of Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”) on the basis that ParentCo is expected to be the accounting acquirer and Manscaped Holdings is expected to be the accounting acquiree. The ultimate determination of the accounting acquirer is a qualitative and quantitative assessment that requires careful consideration, of which the final determination will occur after the consummation of the Business Combination. However, under both No Redemptions and Maximum Redemptions scenarios, ParentCo is expected to be the accounting acquirer based on evaluation of the following factors:

•        ParentCo will be the sole managing member of Manscaped Holdings and the managing member has full and complete control of all affairs of Manscaped Holdings and the existing non-managing member equity holders of Manscaped Holdings do not have substantive participating or kick out rights; and

•        No one predecessor stakeholder of Manscaped Holdings had a controlling interest in Manscaped Holdings before, or will have a controlling interest in ParentCo after, the Business Combination. The Business Combination is not a transaction between entities under common control.

The factors discussed above support the conclusion that ParentCo will acquire a controlling interest in Manscaped Holdings and will be the accounting acquirer. ParentCo is the primary beneficiary of Manscaped Holdings, which is a variable interest entity, since it has the power to direct the activities of Manscaped Holdings that most significantly impact Manscaped Holdings’ economic performance through ParentCo’s role as the sole managing member, and its ownership of Manscaped Holdings which results in the right (and obligation) to receive benefits (and absorb losses) of Manscaped Holdings that could potentially be significant to ParentCo. Therefore, the Business Combination constitutes a change in control and will be accounted for using the acquisition method. Under the acquisition method of accounting, the purchase price will be allocated to the tangible and identifiable intangible assets acquired and liabilities assumed of Manscaped Holdings, based on their estimated acquisition-date fair values. These estimates will be determined through established and generally accepted valuation techniques. Estimated transaction costs expected to be incurred will be expensed as if the Business Combination was consummated on January 1, 2020.

The following summarizes the pro forma voting ownership of ParentCo following the Business Combination, under the two scenarios (shares are in millions):

	No Redemption Scenario		Maximum Redemption Scenario(1)
ParentCo Voting Capitalization Summary	Shares	Voting %	Shares	Voting %
Sponsor(2)	5.2	0.9%	5.2	0.9%
PIPE Investors(3)	8.2	1.3%	8.2	1.4%
Public Stockholders	23.0	3.8%	5.8	1.0%
Manscaped Holdings Unitholders Class A Common Stock	22.2	3.7%	22.2	3.7%
Manscaped Holdings Unitholders Class B Common Stock(4)	54.5	90.3%	54.5	93.0%
Total	113.1	100.0%	95.9	100.0%

____________

(1)      Assumes that 17.3 million Redeemable Class A Public Shares (75% of the BLTS Shares issued and outstanding that could be redeemed in connection with the Business Combination based on a per Redemption Price of $10.00 per share) are redeemed in connection with the Business Combination.

(2)      Represents 5.2 million shares of ParentCo Class A Common Stock issued upon conversion of the existing BLTS Class B ordinary shares. Shares of ParentCo Class A Common Stock are issued upon the automatic conversion of the Class B ordinary shares concurrently with the consummation of the Business Combination. The 5.2 million shares are inclusive of 1.0 million shares of Sponsor Class A Common Stock that will be subject to forfeiture if certain stock price milestones are not met, however, will have the same voting rights generally granted to ParentCo Class A Common Stock.

(3)      Represents the PIPE Investment pursuant to which BLTS entered into Subscription Agreements with certain PIPE Investors whereby such investors have agreed to subscribe for shares of ParentCo Class A Common Stock at a purchase price of $9.20 per share.

(4)      Represents non-economic, voting only shares of Class B Common Stock held by Manscaped Holdings Unitholders. Holders of shares of Class B Common Stock are entitled to ten votes per share.

The following summarizes the pro forma economic interest in Manscaped Holdings following the Business Combination, under the two scenarios for which the Manscaped Unitholders represent noncontrolling interest (shares are in millions):

	No Redemption Scenario		Maximum Redemption Scenario
Manscaped Holdings Economic Interest Capitalization	Units	Economic %	Units	Economic %
ParentCo LLC Units	57.5	47.5%	40.3	38.8%
Manscaped Unitholders LLC Units	63.6	52.5%	63.6	61.2%
Total	121.1	100.0%	103.9	100.0%

The following unaudited pro forma condensed combined balance sheet as of September 30, 2021 and the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2021 and the year ended December 31, 2020 are based on the historical financial statements of BLTS and Manscaped Holdings. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of September 30, 2021
($ in thousands)

	Historical Financials		No Redemptions Scenario			Maximum Redemptions Scenario
	BLTS	Manscaped Holdings	Transaction Accounting Adjustments	Notes	Pro Forma Combined	Additional Transaction Accounting Adjustments	Notes	Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$230	$15,031	$241,799	[3A]	$257,060	$(172,508)	[3L]	$84,552
Accounts receivable	—	11,138	—		11,138	—		11,138
Inventories	—	42,207	3,726	[3E]	45,933	—		45,933
Prepaid expenses and other current assets	512	17,752	(16)	[3D]	18,248	—		18,248
Total current assets	742	86,128	245,509		332,379	(172,508)		159,871
Restricted cash	—	750	—		750	—		750
Property and equipment, net	—	3,301	—		3,301	—		3,301
Marketable securities held in Trust Account	230,010	—	(230,010)	[3B]	—	—		—
Goodwill	—	—	614,693	[3C]	614,693	(31,011)	[3C]	583,682
Intangible assets, net	—	—	661,300	[3C]	661,300	—		661,300
Deferred tax assets	—	—	—		—	—		—
Other assets	—	691	(263)	[3I]	428	—		428
Total assets	$230,752	$90,870	$1,291,229		$1,612,851	$(203,519)		$1,409,332
Liabilities, Mezzanine Equity and Shareholders’/Members’ Equity (Deficit)
Current liabilities:
Accounts payable	$—	$15,581	$(572)	[3F]	$15,009	$—		$15,009
Current portion of long-term debt	—	7,000	(7,000)	[3D]	—	—		—
Other current liabilities	3,162	23,291	(1,259)	[3F]	25,194	—		25,194
Total current liabilities	3,162	45,872	(8,831)		40,203	—		40,203
Warrant liabilities	17,376	—	—		17,376	—		17,376
Deferred tax liabilities	—	—	174,758	[3K]	174,758	(31,011)	[3K]	143,747
Long-term debt	—	20,622	(20,622)	[3D]	—	—		—
Share-based compensation liabilities	—	310,002	(310,002)	[3H]	—	—		—
Other long-term obligations	7,569	1,357	(7,569)	[3F]	1,357	—		1,357
Total liabilities	28,107	377,853	(172,266)		233,694	(31,011)		202,683
Commitments and contingencies
Mezzanine equity:
Redeemable Class A common stock	230,000	—	(230,000)	[3G]	—	—		—
Redeemable noncontrolling interest	—	—	825,114	[3J]	825,114	—		825,114
Redeemable preferred units	—	40,937	(40,937)	[3G]	—	—		—
Shareholders’/Members’ equity/(deficit):
Class A common stock	—	—	6	[3G]	6	(2)	[3L]	4
Class B common stock	1	—	5	[3G]	6	—		6
Common units	—	—	—	[3G]	—	—		—
Additional paid-in capital	—	11,198	584,358	[3G]	595,556	(172,506)	[3L]	423,050
Accumulated deficit	(27,356)	(339,118)	324,949	[3G]	(41,525)	—		(41,525)
Total shareholders’/members’ equity/(deficit)	(27,355)	(327,920)	909,318		554,043	(172,508)		381,535
Total liabilities, mezzanine equity and shareholders’/ members’ equity (deficit)	$230,752	$90,870	$1,291,229		$1,612,851	$(203,519)		$1,409,332

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2021
($ in thousands, except for share and per share amounts)

	Historical Financials		Assuming No Redemptions			Assuming Maximum Redemptions
	BLTS	Manscaped Holdings	Transaction Accounting Adjustments	Notes	Pro Forma Combined	Additional Transaction Accounting Adjustments	Notes	Pro Forma Combined
Net sales	$—	$212,301	$—		$212,301	$—		$212,301
Cost of sales	—	105,605	8,160	[4B]	113,765	—		113,765
Gross profit	—	106,696	(8,160)		98,536	—		98,536
Operating expenses:
Amortization of acquired intangible assets	—	—	38,245	[4B]	38,245	—		38,245
Marketing and selling expenses	—	207,373	(112,884)	[4F]	94,489	—		94,489
General and administrative expenses	4,308	158,778	(55,774)	[4F]	107,312	—		107,312
Total operating expenses	4,308	366,151	(130,413)		240,046	—		240,046
Income (loss) from operations	(4,308)	(259,455)	122,253		(141,510)	—		(141,510)
Other income (expenses):
Change in fair value of warrant liabilities	5,430	—	—		5,430	—		5,430
Loss on initial issuance of warrants	(1,716)	—	—		(1,716)	—		(1,716)
Transaction costs associated with IPO	(789)	—	—		(789)	—		(789)
Interest earned on investments held in Trust Account	10	—	—		10	—		10
Interest expense	—	(2,548)	2,548	[4A]	—	—		—
Other expenses	—	(207)	—		(207)	—		(207)
Total other income (expenses)	2,935	(2,755)	2,548		2,728	—		2,728
Income (loss) before income taxes	(1,373)	(262,210)	124,801		(138,782)	—		(138,782)
Provision for (benefit from) income taxes	—	1,014	(3,747)	[4D]	(2,733)	849	[4D]	(1,884)
Net income (loss)	(1,373)	(263,224)	128,548		(136,049)	(849)		(136,898)
Net loss attributable to noncontrolling interest	—	—	(72,140)	[4C]	(72,140)	(11,955)	[4H]	(84,095)
Net income (loss) attributable to controlling interest	$(1,373)	$(263,224)	$200,688		$(63,909)	$11,106		$(52,803)
Pro Forma Earnings per Share (See Note 5)
Weighted average shares of Class A outstanding – basic and diluted	22,073,260	—			57,538,441			40,288,441
Loss per share Class A – basic and diluted	$(0.05)	—			$(1.11)			$(1.31)
Weighted average shares of Class B outstanding – basic and diluted	5,719,780	—			—			—
Loss per share Class B – basic and diluted	$(0.05)	—			—			—
Weighted average common units outstanding – basic and diluted	—	6,400,000			—			—
Loss per common unit – basic and diluted	—	$(41.13)			—			—

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2020
($ in thousands, except for share and per share amounts)

	Historical Financials		Assuming No Redemptions			Assuming Maximum Redemptions
	BLTS	Manscaped Holdings	Transaction Accounting Adjustments	Notes	Pro Forma Combined	Additional Transaction Accounting Adjustments	Notes	Pro Forma Combined
Net sales	$—	$210,659	$—		$210,659	$—		$210,659
Cost of sales	—	105,388	14,606	[4B][4G]	119,994	—		119,994
Gross profit	—	105,271	(14,606)		90,665	—		90,665
Operating expenses:
Amortization of acquired intangible assets	—	—	50,993	[4B]	50,993	—		50,993
Marketing and selling expenses	—	103,434	58,878	[4F]	162,312	—		162,312
General and administrative expenses	4	54,072	306,381	[4F]	360,457	—		360,457
Total operating expenses	4	157,506	416,252		573,762	—		573,762
Loss from operations	(4)	(52,235)	(430,858)		(483,097)	—		(483,097)
Other expenses:
Interest expense	—	332	(186)	[4A]	146	—		146
Other expenses	—	48	25,281	[4A][4E]	25,329	—		25,329
Total other expenses	—	380	25,095		25,475	—		25,475
Loss before income taxes	(4)	(52,615)	(455,953)		(508,572)	—		(508,572)
Provision for (benefit from) income taxes	—	1,562	(9,437)	[4D]	(7,875)	1,385	[4D]	(6,490)
Net loss	(4)	(54,177)	(446,516)		(500,697)	(1,385)		(502,082)
Deemed dividend related to beneficial conversion feature	—	(2,131)	2,131	[4I]	—	—		—
Net loss attributable to noncontrolling interest	—	—	(259,559)	[4C]	(259,559)	(43,013)	[4H]	(302,572)
Net income (loss) attributable to controlling interest	$(4)	$(56,308)	$(184,826)		$(241,138)	$41,628		$(199,510)
Pro Forma Earnings per Share (See Note 5)
Weighted average shares of Class A outstanding – basic and diluted	—	—	—		57,538,441	—		40,288,441
Earnings per share Class A – basic and diluted	—	—	—		$(4.19)	—		$(4.95)
Weighted average shares of Class B outstanding – basic and diluted	5,000,000	—	—		—	—		—
Earnings per share Class B – basic and diluted	$(0.00)	—	—		—	—		—
Weighted average common units outstanding – basic and diluted	—	6,400,000	—		—	—		—
Loss per common unit – basic and diluted	—	$(8.80)	—		—	—		—

1.      Basis of pro forma presentation

The unaudited pro forma condensed combined financial information has been prepared assuming the Business Combination is accounted for using the acquisition method of accounting with ParentCo as the expected accounting acquirer. Under the acquisition method of accounting, BLTS’ assets and liabilities will retain their carrying values and the assets and liabilities associated with Manscaped Holdings will be recorded at their fair values measured as of the acquisition date. The excess of the purchase price over the estimated fair values of the net assets acquired, if applicable, will be recorded as goodwill. The acquisition method of accounting is based on ASC 805 and uses the fair value concepts defined in ASC Topic 820, Fair Value Measurements (“ASC 820”). In general, ASC 805 requires, among other things, that assets acquired, and liabilities assumed be recognized at their fair values as of the acquisition date by ParentCo, who was determined to be the accounting acquirer.

ASC 820 defines fair value, establishes a framework for measuring fair value, and sets forth a fair value hierarchy that prioritizes and ranks the level of observability of inputs used to develop the fair value measurements. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for non-financial assets assume the highest and best use by these market participants. Many of these fair value measurements can be highly subjective, and it is possible that other professionals applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

The pro forma adjustments represent management’s estimates based on information available as of the date of the filing of the condensed combined financial information and do not reflect possible adjustments related to restructuring or integration activities that have yet to be determined or transaction or other costs following the Business Combination that are not expected to have a continuing impact on the statement of operations. Further, one-time transaction-related expenses incurred prior to, or concurrently with the consummation of the Business Combination, that are not currently presented in the historical condensed combined statements of operations for BLTS and Manscaped Holdings, are presented in the unaudited pro forma condensed combined statement of operations as if the Business Combination was consummated on January 1, 2020.

The unaudited condensed combined pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. ParentCo believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined balance sheet as of September 30, 2021 assumes that the Business Combination occurred on September 30, 2021. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2021 and the year ended December 31, 2020 present pro forma effect to the Business Combination as if it had been consummated on January 1, 2020. These periods are presented on the basis of ParentCo being the accounting acquirer.

2.      Description of the Business Combination

Pursuant to the Business Combination Agreement, existing Manscaped Unitholders will receive an aggregate of 22.2 million shares of Class A Common Stock of ParentCo, 63.6 million Manscaped Holdings LLC Units, and 54.5 million non-economic voting shares of Class B Common Stock of ParentCo. The Business Combination is structured as an UP-C transaction, whereby the existing Manscaped Unitholders that currently have voting rights in Manscaped Holdings will receive shares of Class A Common Stock and Manscaped Holdings LLC Units and hold direct voting rights in ParentCo via shares of Class B Common Stock. A portion of the current non-voting Manscaped Unitholders will receive shares of Class A Common Stock and the other portion of the current non-voting Manscaped Unitholders will receive Manscaped Holdings LLC Units. Existing Manscaped Unitholders will also receive 1.6 million unvested restricted stock units of ParentCo and 3.1 million unvested Manscaped Holdings LLC Incentive Units.

At closing of the Business Combination, certain Manscaped Unitholders will enter into a Tax Receivable Agreement (“TRA”) with ParentCo with respect to tax benefits to be realized as a result of increases in ParentCo’s proportionate share of the tax basis in Manscaped Holdings assets resulting from the Business Combination and any future redemptions or exchange of Manscaped Holdings LLC Units by a Manscaped Unitholder for Class A Common Stock or cash. The TRA will generally provide for the payment to the Manscaped Unitholders of 85% of the income tax benefits, if any, that are actually realized. At the completion of the Business Combination, the Company will not record a TRA liability in either the No Redemptions or Maximum Redemptions scenarios as there are no Manscaped Unitholders that would be able to exchange Manscaped Holdings LLC Units for cash or Class A Common Stock at the time of the Business Combination.

Earnout Consideration

Pursuant to the Business Combination Agreement and Manscaped’s limited liability company agreement (which will be amended at Closing), following the achievement of certain milestones described below, ParentCo will issue ParentCo Class A Common Stock or restricted stock units in ParentCo Class A Common Stock to each holder of Manscaped, Inc. capital stock or restricted stock units of ParentCo as of immediately prior to the effective time of the Manscaped, Inc. Merger with a pro rata portion thereof in excess of zero (0) (each, a “ParentCo Participant”) in accordance with such ParentCo Participant’s pro rata portion thereof (“ParentCo Earnout”), and Manscaped Holdings will issue earnout units in Manscaped Holdings to each holder of Manscaped Holdings as of immediately following the Closing (each a “Manscaped Participant”) in accordance with such Manscaped Participant’s pro rata portion thereof (“Manscaped Earnout”). The earnout milestones are as follows: (A) if the closing share price of ParentCo Class A Common Stock equals or exceeds $12.50 per share for any 20 trading days within any consecutive 30-trading day period commencing on or after the 150th day after the closing date of the Business Combination and ending on or prior to the five (5)-year anniversary of the closing date of the Business Combination (such period, the “Earnout Period”); (B) if the closing share price of ParentCo Class A Common Stock equals or exceeds $15.00 per share for any 20 trading days within any consecutive 30-trading day period during the Earnout Period; and (C) if the closing share price of ParentCo Class A Common Stock equals or exceeds $17.50 per share for any 20 trading days within any consecutive 30-trading day period during the Earnout Period. The $12.50, $15.00 and $17.50 share price milestones, respectively, shall also be deemed to have been achieved if, (1) after the closing date of the Business Combination and prior to the five (5)-year anniversary of the closing date of the Business Combination, there is a merger, consolidation, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction with respect to ParentCo and its subsidiaries, taken as a whole, whereby all or substantially all of the holders of the outstanding shares of ParentCo Class A Common Stock have such shares converted, exchanged or otherwise replaced with the right to receive cash, securities or other property (an “Earnout Strategic Transaction”), or a definitive agreement providing therefor has been entered into during such time and such transaction is ultimately consummated, and (2) the per share value of the consideration to be received in such transaction equals or exceeds $12.50, $15.00 or $17.50 per Class A Common share, respectively. Earnout shares or units in respect of each milestone may be issued and earned only once. A total of 38,270,011 shares of ParentCo Class A Common Stock shall be subject to the earnout, considering both the ParentCo Earnout and the Manscaped Earnout (on an as converted to ParentCo Class A Common Stock basis).

Additionally, pursuant to the Sponsor Support Agreement, dated as of November 22, 2021 (the “Sponsor Support Agreement”), Bright Lights Sponsor LLC, a Delaware limited liability company and stockholder of BLTS (the “Sponsor”), has agreed to subject 1,035,000 shares of its ParentCo common stock (the “Sponsor Earnout Shares”), which are comprised of two equal tranches (the “First Target Sponsor Earnout Shares” and the “Second Target Sponsor Earnout Shares,” respectively), to potential forfeiture to ParentCo for no consideration until the occurrence of certain earnout vesting conditions. If, at any time during the period beginning on the Closing Date and ending five years after the Closing Date (such period, the “Sponsor Earnout Period”), the closing share price of ParentCo Class A Common Stock for 20 out of any 30 consecutive trading days equals or exceeds $12.50, then the First Target Sponsor Earnout Shares, or if such price equals or exceeds $15.00 per share, then the Second Target Sponsor Earnout Shares, will immediately vest and no longer be subject to forfeiture. If, upon the expiration of the Sponsor Earnout Period, either such condition has not been met, any Sponsor Earnout Shares that failed to vest will be automatically forfeited and transferred to ParentCo for no consideration. Additionally, in the event that there is an Earnout Strategic Transaction during the Sponsor Earnout Period, then, to the extent that the holders of shares of ParentCo Class A Common Stock receive a price per share of ParentCo Class A Common Stock (such price, the “Earnout Strategic Transaction Price”) that is greater than or equal to the applicable ParentCo trading price described above, any Sponsor Earnout Shares that have not previously vested will be deemed to have vested to the extent that such Sponsor Earnout Shares would have vested if the ParentCo trading price had been the Earnout Strategic Transaction Price for any 20 trading days within any period of 30 trading days during the Sponsor Earnout Period immediately prior to the closing of such transaction.

The ParentCo Earnout, Manscaped Earnout and the Sponsor Earnout Shares have been preliminarily determined to be equity classified as they will be indexed to ParentCo’s stock and ParentCo controls the ability to settle the instruments in shares. In addition, the restricted stock unit contingent consideration in the ParentCo Earnout and the unvested Manscaped Holdings Incentive Unit contingent consideration in the Manscaped Earnout have been preliminarily determined to be within the scope of ASC Topic 718, Compensation — Stock Compensation (“ASC 718”).

For additional information regarding the Business Combination see the section entitled “BCA Proposal”. For the sources and uses for funding the Business Combination under the No Redemptions and Maximum Redemptions scenarios, see the section titled “Summary of the Proxy Statement/Prospectus — Sources and Uses of Funds for the Business Combination.”

The following is a preliminary estimate of the fair value of consideration expected to be transferred and the net assets expected to be acquired in the Business Combination under the No Redemptions and Maximum Redemptions scenarios. The preliminary calculation of total consideration and allocation of the purchase price to the fair value of Manscaped Holdings’ assets acquired and liabilities assumed is presented below as if the Business Combination was consummated on September 30, 2021. The Company’s evaluation of the fair value of assets acquired and liabilities assumed at fair value reflect the best estimates of ParentCo based on the information currently available and are subject to change once additional analyses are completed. Potential differences may include, but are not limited to, fair value of contingent consideration to Manscaped Unitholders, fair value of tax receivable agreement and changes in allocation to intangible assets, goodwill and deferred tax liabilities assumed.

($ in thousands)	No Redemptions	Maximum Redemptions
Equity consideration(1)	$201,338	$201,338
Fair value of noncontrolling interests(2)	573,669	573,669
Fair value of contingent consideration to Manscaped Unitholders(3)	341,598	341,598
Payment of Manscaped Holdings debt	29,484	29,484
Payment of seller Transaction Costs	11,065	11,065
Preliminary estimated purchase price	$1,157,154	$1,157,154

Current assets (including restricted cash and excluding inventory)	$44,655	$44,655
Inventory	45,933	45,933
Property and equipment, net	3,301	3,301
Intangible assets, net	661,300	661,300
Goodwill	614,693	583,682
Other non-current assets	428	428
Current liabilities	(37,041)	(37,041)
Deferred tax liabilities	(174,758)	(143,747)
Other non-current liabilities	(1,357)	(1,357)
Net assets acquired	$1,157,154	$1,157,154

____________

(1)      Represents the fair value of the 22.2 million shares of Class A Common Stock to be issued to Manscaped Unitholders based on the September 30, 2021 closing price of BLTS Class A Common Stock of $9.73 per share and a discount for lack of marketability (“DLOM”) of 7.5% due to the required lock-up period following the Business Combination. In addition, this includes $1.1 million attributable to the pre-combination expense of the ParentCo restricted stock units issued to Manscaped Unitholders. This excludes $13.3 million attributable to the ParentCo restricted stock units that will be reflected in post-combination compensation expense.

(2)      Represents the fair value of the 63.6 million Manscaped Holdings LLC Units issued to Manscaped Unitholders based on the September 30, 2021 closing price of BLTS Class A Common Stock (the LLC Units are exchangeable for Class A Common Stock on a 1:1 basis) of $9.73 per share and a DLOM of 7.5% due to the required lock-up period following the Business Combination. In addition, this includes $0.9 million attributable to pre-combination expense of the Manscaped Holdings unvested incentive units issued to Manscaped Unitholders. This excludes $27.0 million attributable to the Manscaped Holdings unvested incentive units that will be reflected in post-combination compensation expense.

(3)     Represents the fair value of $89.5 million attributable to the Class A Common Stock contingent consideration associated with the ParentCo Earnout, $0.6 million attributable to the pre-combination expense of the restricted stock unit contingent consideration associated with the ParentCo Earnout, $251.1 million attributable to the Manscaped Holdings LLC Unit contingent consideration associated with the Manscaped Earnout and $0.4 million attributable to the Manscaped Holdings unvested incentive unit contingent consideration associated with the Manscaped Earnout. This excludes $6.6 million attributable to the ParentCo restricted stock unit contingent consideration, as well as $11.8 million attributable to the Manscaped Holdings unvested incentive unit contingent consideration, that will be reflected in post-combination compensation expense.

(4)     If the BLTS stock price were to increase by $0.50 from the BLTS closing stock price as of September 30, 2021, then the purchase price would increase by $40.0 million accordingly with a corresponding increase to the net assets acquired of $40.0 million primarily related to goodwill. If the BLTS stock price were to decrease by $0.50 from the BLTS closing stock price as of September 30, 2021, then the purchase price would decrease by $40.0 million accordingly with a corresponding decrease to the net assets acquired of $40.0 million primarily related to goodwill.

3.      Adjustments to Pro Forma Condensed Combined Balance Sheet as of September 30, 2021

Explanations of the adjustments to the pro forma condensed combined balance sheet as of September 30, 2021 are as follows:

[A] Represents adjustments to cash due to the following inflows and outflows as a result of the Business Combination under the No Redemptions scenario:

($ in thousands)	Amount
BLTS Trust Account	$230,010
PIPE Investment proceeds	75,000
Payment of estimated buyer transaction costs(1)	(22,662)
Payment of estimated seller transaction costs(2)	(11,065)
Repayment of Manscaped Holdings debt(3)	(29,484)
Total	$241,799

____________

(1)      Includes $0.9 million of fees associated with PIPE Investment that will be netted against the proceeds from the equity issuance.

(2)      Excludes $1.5 million of Manscaped Holdings transaction costs that were paid as of September 30, 2021.

(3)      Includes $2.5 million exit fee payment in connection with payment of Manscaped Holdings term loan.

[B] Reflects the reclassification of $230.0 million of cash and cash equivalents held in the BLTS Trust Account that will become available for transaction consideration, transaction expenses, underwriting commission and operating activities of ParentCo following the Business Combination.

[C] Represents the adjustment of $614.7 million to goodwill and $661.3 million to intangible assets, net as a result of the estimated purchase price allocation as if the Business Combination was consummated on September 30, 2021 under the No Redemptions scenario. Under the Maximum Redemptions scenario, goodwill decreases by $31.0 million from the No Redemptions scenario.

Goodwill:    Approximately $614.7 million under the No Redemptions scenario and $583.7 million under the Maximum Redemptions scenario has been allocated to goodwill. Goodwill represents the excess of the gross consideration transferred over the estimated fair value of the underlying net tangible and identifiable assets acquired. Qualitative factors that contribute to the recognition of goodwill include certain intangible assets that are not recognized as separate identifiable intangible assets including Manscaped Holdings’ assembled workforce and strong market position that are not individually identified and separately recognized as intangible assets. In accordance with ASC Topic 350, “Goodwill and Other Intangible Assets”, goodwill will not be amortized, but instead will be tested for impairment at least annually or more frequently if certain indicators are present. In the event management of ParentCo determines that the value of goodwill has become impaired, ParentCo may record a charge for impairment during the quarter in which the determination is made.

Intangible assets:    The following describes the intangible assets that met either the separability criterion or the contractual-legal criterion described in ASC 805, and the anticipated valuation approach. The trademark intangible asset represents the trademark that Manscaped Holdings originated or acquired which was valued using the relief-from-royalty method. The developed technology intangible assets represent technology acquired or developed by Manscaped Holdings for the purpose of generating income for Manscaped Holdings, which was valued using the relief-from-royalty method. The customer contracts and customer relationships intangible assets represent the existing customer relationships of Manscaped Holdings, which were valued using the multi-period excess earnings method.

($ in thousands)	Fair Value	Weighted Average Estimated Useful Life (years)
Trademark	$486,000	15
Developed technology – blades	67,200	10
Developed technology – devices	20,800	5
Customer contracts – retail	78,800	5
Customer relationships – D2C	8,500	3
Total	$661,300

[D] Represents adjustments to repay Manscaped Holdings existing debt and write-off the debt issuance costs as a result of the Business Combination:

($ in thousands)	Prepaid Expenses And Other Current Assets	Current Portion of Long-Term Debt	Long-Term Debt, Net
Repay Manscaped Holdings debt	$—	$(7,000)	$(22,484)
Write-off debt issuance costs	(16)		1,862
Total	$(16)	$(7,000)	$(20,622)

[E] Reflects the step up of $3.7 million to the pro forma balance sheet for Manscaped Holdings’ inventory to a fair value of approximately $45.9 million. The calculation of fair value is preliminary and subject to change. The fair value was determined based on the estimated selling price, less remaining costs of completion disposal and less a normal profit margin.

[F] Reflects the payment of $7.6 million of deferred underwriters’ and legal fees incurred by BLTS prior to the Business Combination as well as $0.6 million and $1.3 million of Manscaped Holdings transaction costs incurred prior to the Business Combination and included in accounts payable and accrued expenses, respectively, as of September 30, 2021.

[G] The following table summarizes the pro forma adjustments impacting equity and mezzanine equity under the No Redemptions scenario:

($ in thousands)	Adjustments to historical equity and mezzanine equity(a)	New equity structure(b)	Other items(c)	Pro forma adjustments
Redeemable preferred units	$(40,937)	$—	$—	$(40,937)
Redeemable Class A common stock	(230,000)	—	—	(230,000)
Shareholders’/Members’ Equity (Deficit):
Class A common stock	—	6	—	6
Class B common stock	(1)	6	—	5
Common units	—	—	—	—
Additional paid-in capital	(11,198)	596,480	(924)	584,358
Accumulated deficit	339,118	—	(14,169)	324,949

____________

(a)      Adjustments to historical equity and mezzanine equity represent elimination of BLTS historical mezzanine equity and Class B Common Stock and Manscaped Holdings historical equity and mezzanine equity.

(b)      New Equity Structure represents the following:

•        23.0 million Public Stockholder shares of Class A Common Stock with par value of $2 thousand and additional paid-in capital of $230.0 million;

•        8.2 million PIPE Investment shares of Class A Common Stock with par value of $1 thousand and $75.0 million of additional paid-in capital;

•        the issuance of $22.3 million shares of Class A Common Stock to existing Manscaped Unitholders with par value of $2 thousand and additional paid-in capital of $200.2 million and $1.1 million to additional paid-in capital attributable to pre-combination expense included in purchase consideration attributable to the restricted stock units issued to Manscaped Unitholders;

•        Additional paid-in capital of $90.1 million attributable to the ParentCo Earnout to Manscaped Holdings Unitholders

•        4.1 million Sponsor shares of Class A Common Stock that are not subject to forfeiture and that were converted from shares of Class B Common Stock of $1 thousand par value; and

•        54.5 million shares of Class B Common Stock issued to existing Manscaped Unitholders with par value of $6 thousand.

(c)      Other items include:

•        Additional paid-in capital decrease due $0.9 million of non-recurring transaction costs associated with the PIPE Investment.

•        Accumulated deficit increase due to the incremental non-recurring transaction related expenses of BLTS of $14.2 million, excluding $7.6 million of deferred underwriter and legal fees netted in BLTS additional paid-in capital as of September 30, 2021.

[H] In contemplation of the Business Combination, on November 30, 2021, the Company modified its Incentive Stock Plan such that the Company could no longer exercise its call option for a purchase price below fair value. As a result of this modification, the Company’s liability classified incentive units became equity classified. Based on the modification, the Company’s entire share-based compensation liability as of September 30, 2021 was reclassified to equity.

[I] This adjustment reflects the Manscaped Holdings trademark carrying value as of September 30, 2021 currently included in other assets that is getting reclassified to intangible assets and recorded to fair value upon consummation of the Business Combination.

[J] Represents the pro forma adjustment to record the fair value less, Class B par value, of the noncontrolling interest in Manscaped Holdings under the No Redemptions scenario. The fair value of the noncontrolling interest includes the fair value of $572.8 million attributable to the 63.6 million Manscaped Holding LLC Units issued to Manscaped Unitholders, the $0.9 million of pre-combination expense included in purchase consideration attributable to the Manscaped Holdings unvested incentive units issued to Manscaped Unitholders as well as the portion of the fair value of the Manscaped Earnout contingent consideration to Manscaped Unitholders that does not relate to post-combination expense of $251.4 million.

[K] Represents adjustments to reflect applicable deferred taxes. The deferred taxes are related to the difference between the financial statement and tax basis in ParentCo’s partnership interest in Manscaped Holdings. This basis difference primarily results from the Business Combination whereby ParentCo recorded a fair value step-up adjustment on all assets and liabilities for financial accounting purposes and a carryover basis of those assets and liabilities for income tax purposes. Under the No Redemptions scenario, the $174.8 million adjustment related to the deferred tax liability is assuming: (1) the GAAP balance sheet as of September 30, 2021 adjusted for the pro forma entries described herein, (2) estimated tax basis as of September 30, 2021 adjusted for the pro forma entries described herein, (3) a constant federal income tax rate of 21.0% and a state tax rate of 4.63%, and (4) no material changes in tax law. Under the Maximum Redemptions scenario, the impact of the Business Combination on the deferred tax liability will result in an additional adjustment of $31.0 million.

[L] Represents the additional pro forma adjustment for the 17.3 million shares of ParentCo Class A Common Stock with a par value of $0.0001 per share that are assumed to be redeemed under the Maximum Redemptions scenario at an estimated per share redemption price of $10.00. Under the Maximum Redemptions scenario, $172.5 million in cash will be paid to redeeming shareholders with the offset to Class A Common Stock and additional paid-in capital.

4.      Adjustments to Pro Forma Condensed Combined Statements of Operations for the Nine Months Ended September 30, 2021 and the Year Ended December 31, 2020

[A] Represents adjustments to interest expense as a result of the repayment of all Manscaped Holdings outstanding debt in connection with the Business Combination. In addition, pro forma adjustment to other expenses as a result of write-off of debt issuance costs as a result of the repayment of Manscaped Holdings debt.

($ in thousands)	Year Ended December 31, 2020	Nine Months Ended September 30, 2021
Historical interest (interest expense)	$186	$2,548
Write-off debt issuance costs (other expenses)	1,878	—

[B] Represents adjustments to incorporate estimated additional intangible asset amortization for the step-up basis from purchase price accounting at consummation of the Business Combination. This pro forma adjustment has been proposed assuming the Business Combination occurred on January 1, 2020 and that the intangible assets will be amortized on a straight-line basis over the useful life. The following table is a summary of information related to certain intangible assets acquired, including the amount of amortization expense recognized in cost of sales and operating expenses. There was no historical amortization expense recorded in connection with these intangible assets.

($ in thousands)	Fair Value	Estimated Useful Life	Amortization Expense for the Year Ended December 31, 2020	Amortization Expense for the Nine Months Ended September 30, 2021
Trademark	$486,000	15	$32,400	$24,300
Developed Technology – Blades	67,200	10	6,720	5,040
Developed Technology – Devices	20,800	5	4,160	3,120
Customer Contracts – Retail	78,800	5	15,760	11,820
Customer relationships – D2C	8,500	3	2,833	2,125
Total	$661,300		$61,873	$46,405
Pro Form Adjustment – Cost of sales			10,880	8,160
Pro Forma Adjustment – Operating expense			50,993	38,245

[C] Represents the adjustment to present noncontrolling interest in Manscaped Holdings of 52.5% under the No Redemptions scenario.

[D] Nine months ended September 30, 2021: Represents the income tax impacts from the pro forma adjustments and estimated deferred tax liabilities and deferred tax assets related to the fair valuation of net assets reflected in the pro forma balance sheet under the No Redemptions and Maximum Redemptions scenarios. The tax rates are based on preliminary assumptions related to the underlying jurisdictions in which the income or expense will be recorded. The effective tax rate of ParentCo could be significantly different depending on the post-merger activities, including cash needs, deductibility of certain expenses and tax planning strategies.

Year ended December 31, 2020:    Represents the income tax impacts from the pro forma adjustments and estimated deferred tax liabilities and deferred tax assets related to the fair valuation of net assets reflected in the pro forma balance sheet under the No Redemptions and Maximum Redemptions scenarios. The tax rates are based on preliminary assumptions related to the underlying jurisdictions in which the income or expense will be recorded. The effective tax rate of ParentCo could be significantly different depending on the post-merger activities, including cash needs, deductibility of certain expenses, and tax planning strategies.

[E] Reflects transaction-related costs of $23.4 million expected to be incurred by Manscaped Holdings and BLTS related to the Business Combination as if it was consummated on January 1, 2020. These transaction-related costs are non-recurring. Excludes $3.3 million of non-recurring transaction-related costs reflected in the statement of operations for the nine months ended September 30, 2021.

[F] Reflects adjustment to share-based expenses as a result of the Business Combination. The adjustments reflect the modification of Manscaped Holdings current Incentive Unit Plan that occurred on November 30, 2021 in contemplation of the Business Combination. As a result of the modification, the Manscaped Holdings liability classified awards became equity classified. The pro forma adjustment gives effect to the modification as if it occurred on January 1, 2020 utilizing the November 30, 2021 modification date fair value. As a result, the pro forma adjustment removes the historical stock compensation expense recorded at Manscaped Holdings and records the stock compensation expense as if the awards were modified and became equity classified as of January 1, 2020. Other adjustments to share-based compensation expense include the acceleration of certain unvested Manscaped Holdings incentive units that will become fully vested in connection with the Business Combination, as well as the stock compensation expense associated with grants of Manscaped Holdings LTIP Units to key executives that contain a market condition. Based on the above, the following pro forma adjustments have been made:

Year Ended December 31, 2020:

($ in thousands)	General and Administrative	Marketing and Selling
Remove historical stock compensation expense	$(41,894)	$(15,185)
Historical expense based on equity modification	234,497	74,063
Pro forma change – modification	192,603	58,878
Acceleration of share-based awards	48,589	—
Key executive market-based awards	65,189	—
Pro forma adjustment	$306,381	$58,878

Nine Months Ended September 30, 2021

($ in thousands)	General and Administrative	Marketing and Selling
Remove historical stock compensation expense	$(138,624)	$(124,856)
Historical expense based on equity modification	33,958	11,972
Pro forma change – modification	(104,666)	(112,884)
Key executive market-based awards	48,892	—
Pro forma adjustment	$(55,774)	$(112,884)

[G] Reflects an increase in cost of sales related to the estimated fair value of the acquired inventory related to the Business Combination. The difference between the adjusted inventory at fair value and Manscaped Holdings historical inventory of $3.7 million results in an increase in cost of sales on a pro forma basis. This pro forma adjustment has been proposed assuming the Business Combination happened on January 1, 2020. The entire inventory fair value adjustment is recognized in the year ended December 31, 2020 based on the expectation that that inventory on hand would be sold within one year.

[H] Represents the adjustment to present noncontrolling interest in Manscaped of 61.2% under the Maximum Redemptions scenario.

5.      Pro Forma Earnings Per Share Information

As a result of the Business Combination, the pro forma basic and diluted number of shares are reflective of 57,538,441 and 40,288,441 shares of Class A Common Stock outstanding under the No Redemptions and Maximum Redemptions scenarios, respectively. Outstanding shares do not include the 1.0 million Sponsor Class A Shares subject to forfeiture. Further, the pro forma Class B Common Stock are non-economic, voting only shares. As a result, only the shares of Class A Common Stock share in the losses. Below is the calculation of basic and dilutive earnings per share under both the No Redemptions and Maximum Redemptions scenarios ($ in thousands, except share and per share amounts).

	Nine Months Ended September 30, 2021
	No Redemptions Scenario	Maximum Redemptions Scenario
Net loss attributable to controlling interest	$(63,909)	$(52,803)
Weighted average shares outstanding – basic and dilutive	57,538,441	40,288,441
Loss per share – basic and dilutive	$(1.11)	$(1.31)
	Year Ended December 30, 2021
	No Redemptions Scenario	Maximum Redemptions Scenario
Net loss attributable to controlling interest	$(241,138)	$(199,510)
Weighted average shares outstanding – basic and dilutive	57,538,441	40,288,441
Loss per share – basic and dilutive	$(4.19)	$(4.95)

Earnings per share exclude the following potential shares of Common Stock as the impact would be anti-dilutive under both the No Redemptions and Maximum Redemptions scenarios:

	Nine Months Ended September 30, 2021	Year Ended December 31, 2020
Restricted stock units	1,605,855	1,605,855
Sponsor Class A Common Stock subject to forfeiture	1,035,000	1,035,000
Private Placement Warrants	6,600,000	6,660,000
Public Warrants	11,500,000	11,500,000
Contingent consideration settled in Class A Common Stock or RSUs	10,288,241	10,288,241
LLC Units exchangeable for Class A Common Stock	63,641,004	63,641,004
Unvested Incentive Units that will be exchangeable for Class A Common Stock	3,093,906	3,093,906
Contingent consideration settled in LLC Units or unvested Incentive Units that will be exchangeable for Class A Common Stock	27,981,770	27,981,770
Manscaped Holdings unvested LTIP units that will be exchangeable for Class A Common Stock	35,344,135	35,344,135
Total	161,089,911	161,089,911

Information About BLTS

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to BLTS prior to the consummation of the Business Combination.

General

Bright Lights Acquisition Corp. is a blank check company formed on September 15, 2020 as a Delaware corporation for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. BLTS has neither engaged in any operations nor generated any revenue to date. Based on BLTS’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.

On January 11, 2021, BLTS consummated its initial public offering of its units, with each unit consisting of one share of BLTS Class A Common Stock and one-half of one public warrant, which included the full exercise by the underwriters of the over-allotment option. Simultaneously with the closing of the initial public offering, BLTS completed the private sale of 6,600,000 private placement warrants at a purchase price of $1.00 per private placement warrant, to the Sponsor generating gross proceeds to us of $6.6 million. The private placement warrants are identical to the warrants sold as part of the units in BLTS’s initial public offering except that, so long as they are held by the Sponsor or its permitted transferees: (1) they will not be redeemable by the Company; (2) they (including the shares issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of BLTS’s initial business combination; (3) they may be exercised by the holders on a cashless basis; and (4) they (including the shares issuable upon exercise of these warrants) are entitled to registration rights.

Following the closing of BLTS’s initial public offering, a total of $230.0 million ($10.00 per unit) of the net proceeds from its initial public offering and the sale of the private placement warrants were placed in the trust account. The proceeds held in the trust account may be invested by the trustee only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasury securities and meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended. As of September 30, 2021, funds in the trust account totaled $230.0 million. These funds will remain in the trust account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (1) the completion of a business combination (including the Closing), (2) the redemption of any public shares properly tendered in connection with a stockholder vote to amend the BLTS Governing Documents (A) to modify the substance or timing of BLTS’s obligation to allow for redemption in connection with BLTS’s initial public business combination or to redeem 100% of the public shares if it does not complete a business combination by January 11, 2023 or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, and (3) the redemption of all of the public shares if BLTS is unable to complete a business combination by January 11, 2023 (or if such date is further extended at a duly called extraordinary general meeting, such later date), subject to applicable law.

Effecting BLTS’s Initial Business Combination

Fair Market Value of Target Business

Nasdaq listing rules require that BLTS’s Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the assets held in the trust account (excluding the deferred underwriting commissions and taxes payable on the income earned on the trust account). BLTS’s board of directors determined that this test was met in connection with the proposed Business Combination.

Stockholder Approval of Business Combination

BLTS is seeking stockholder approval of the Business Combination at the Special Meeting, at which stockholders may elect to redeem their shares, regardless of if or how they vote in respect of the BCA Proposal, into their pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination including interest earned on the funds held in the trust account and not previously released to us (net of taxes payable). BLTS will consummate the Business Combination only if we have net tangible assets of at least $5,000,001 upon such consummation and the Condition Precedent Proposals are approved. Notwithstanding the foregoing, if we seek stockholder approval of the Business Combination and we do not conduct redemptions in connection with the

Business Combination pursuant to the tender offer rules, a public stockholder, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 20% of the public shares without the prior consent of BLTS. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the public shares held by them, then any such shares in excess of that 20% limit would not be redeemed for cash without the prior consent of BLTS.

The Sponsor and each director and officer of BLTS have agreed to, among other things, vote in favor of the BCA and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement, and waive their redemption rights in connection with the consummation of the Business Combination with respect to any founder shares and BLTS Common Stock held by them, subject to the terms and conditions contemplated in the letter agreement, dated as of January 6, 2021. As of the date of the accompanying proxy statement/prospectus, the Sponsor and BLTS’s directors and officers own 20.0% of the issued and outstanding Common Stock. If BLTS is not able to complete the Business Combination with Manscaped or another business combination by January 11, 2023, then the Sponsor and each director and officer of BLTS will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold.

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing equityholders of Manscaped or our or their respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future, or (iii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Condition Precedent Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of BLTS’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the existing equityholders of Manscaped or our or their respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the BLTS Common Stock, represented in person or by proxy and entitled to vote at the Special Meeting, vote in favor of the Transaction Proposals, (2) satisfaction of the Minimum Cash Condition, (3) otherwise limiting the number of public shares electing to redeem and (4) BLTS’s net tangible assets (as determined in accordance with Rule 3a51(g)(1) of the Exchange Act) being at least $5,000,001.

Liquidation if No Business Combination

If BLTS has not completed the Business Combination with Manscaped by January 11, 2023 and has not completed another business combination by such date, in each case, as such date may be extended pursuant to the BLTS Governing Documents, BLTS will: (1) cease all operations except for the purpose of winding up; (2) as promptly as reasonably possible but not more than 10 business days thereafter, redeem all of the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest will be net of taxes payable), divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (3) as promptly as reasonably possible following such redemption, subject to the approval of BLTS’s remaining stockholders and its board of directors, liquidate and dissolve, subject in each case to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

Sponsor has entered into a letter agreement with BLTS, pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to their shares of BLTS Class B Common Stock if BLTS fails to complete its business combination within the required time period. However, if Sponsor and BLTS’s directors and officers owns any public shares, they will be entitled to liquidating distributions from the trust account with respect to such public shares if BLTS fails to complete its business combination within the allotted time period.

The Sponsor and BLTS’s directors and officers have agreed, pursuant to a written agreement with BLTS, that they will not propose any amendment to the BLTS Governing Documents (A) to modify the substance or timing of BLTS’s obligation to allow for redemption in connection with BLTS’s initial business combination or to redeem 100% of its public shares if it does not complete its business combination by January 11, 2023 or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless BLTS provides its public stockholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest will be net of taxes payable), divided by the number of then outstanding public shares. However, BLTS may not redeem its public shares in an amount that would cause our net tangible assets to be less than $5,000,001 following such redemptions.

BLTS expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts held outside the trust account, although it cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing BLTS’s plan of dissolution, to the extent that there is any interest accrued in the trust account not required to pay taxes, BLTS may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

The proceeds deposited in the trust account could, however, become subject to the claims of BLTS’s creditors which would have higher priority than the claims of BLTS’s public stockholders. BLTS cannot assure you that the actual per-share redemption amount received by public stockholders will not be substantially less than $10.00. See the section titled “Risk Factors — Risks Related to the Business Combination and BLTS — If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share redemption amount received by stockholders may be less than $10.00 per share (which was the offering price in our initial public offering)” and other risk factors contained herein. While BLTS intends to pay such amounts, if any, BLTS cannot assure you that BLTS will have funds sufficient to pay or provide for all creditors’ claims.

Although BLTS will seek to have all vendors, service providers (other than BLTS’s independent auditors), prospective target businesses and other entities with which BLTS does business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of BLTS’s public stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against BLTS’s assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, BLTS’s management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where BLTS may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where BLTS is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Upon redemption of BLTS’s public shares, if BLTS has not completed BLTS’s initial business combination within the required time period, or upon the exercise of a redemption right in connection with BLTS’s initial business combination, BLTS will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. In order to protect the amounts held in the trust account, Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than BLTS’s independent auditors) for services rendered or products sold to us, or a prospective target business with which BLTS has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under BLTS’s indemnity of the underwriters of BLTS’s initial public offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then the Sponsor will not be responsible to the extent of any liability for such third-party claims. BLTS has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and BLTS believes that the Sponsor’s only assets are securities of BLTS and, therefore, the Sponsor may not be able to satisfy those obligations. None of BLTS’s other directors or officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the trust account are reduced below (i) $10.00 per public share or (ii) such lesser amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, BLTS’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While BLTS currently expects that BLTS’s independent directors would take legal action on BLTS’s behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that BLTS’s independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, BLTS cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be substantially less than $10.00 per share. See the section titled “Risk Factors — Risks Related to the Business Combination and BLTS — If third parties bring claims against us, the proceeds held in the trust account could be reduced and the per share redemption amount received by stockholders may be less than $10.00 per share (which was the offering price in our initial public offering)” and other risk factors contained herein.

BLTS will seek to reduce the possibility that the Sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers (other than BLTS’s independent auditors), prospective target businesses and other entities with which BLTS does business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. The Sponsor will also not be liable as to any claims under BLTS’s indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act.

If BLTS files a bankruptcy case or an involuntary bankruptcy case is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable insolvency law, and may be included in BLTS’s insolvency estate and subject to the claims of third parties with priority over the claims of BLTS’s stockholders. To the extent any insolvency claims deplete the trust account, BLTS cannot assure you BLTS will be able to return $10.00 per share to BLTS’s public stockholders. Additionally, if BLTS files a bankruptcy case or an involuntary bankruptcy case is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by BLTS’s stockholders. Furthermore, BLTS’s board of directors may be viewed as having breached its fiduciary duty to BLTS’s creditors or may have acted in bad faith, and thereby exposing itself and us to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. BLTS cannot assure you that claims will not be brought against us for these reasons. See the section titled “Risk Factors — Risks Related to the Business Combination and BLTS — If, after we distribute the proceeds in the trust account to our public stockholders, BLTS files a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and we and our board of directors may be exposed to claims of punitive damages.”

BLTS’s public stockholders will be entitled to receive funds from the trust account only upon the earliest to occur of: (1) BLTS’s completion of an initial business combination, and then only in connection with those shares of BLTS Class A Common Stock that such stockholder properly elected to redeem, subject to the limitations described herein; (2) the redemption of any public shares properly submitted in connection with a stockholder vote to amend the BLTS Governing Documents (A) to modify the substance or timing of BLTS’s obligation to allow redemption in connection with BLTS’s initial business combination or to redeem 100% of the public shares if BLTS does not complete BLTS’s initial business combination by January 11, 2023 or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; and (3) the redemption of the public shares if BLTS has not completed an initial business combination by January 11, 2023, subject to applicable law. In no other circumstances will a stockholder have any right or interest of any kind to or in the trust account. Holders of BLTS Warrants will not have any right to the proceeds held in the trust account with respect to the BLTS Warrants.

Facilities

BLTS currently maintains its executive offices at 12100 Wilshire Blvd, Suite 1150, Los Angeles, CA 90025. The cost for this space is included in the $10,000 per month fee that BLTS pays the Sponsor for office space, administrative and support services. BLTS considers its current office space, adequate for BLTS’s current operations.

Upon consummation of the Business Combination, the principal executive offices of ParentCo will be located at 3753 Howard Hughes Parkway, Suite 200, Las Vegas, NV 89169.

Employees

BLTS currently has four officers. Members of BLTS’s management team are not obligated to devote any specific number of hours to BLTS’s matters but they intend to devote as much of their time as they deem necessary to BLTS’s affairs until BLTS has completed BLTS’s initial business combination. The amount of time that any members of BLTS’s management team will devote in any time period will vary based on whether a target business has been selected for BLTS’s business combination and the current stage of the business combination process.

Competition

If BLTS succeeds in effecting the Business Combination, there will be, in all likelihood, significant competition from their competitors. BLTS cannot assure you that, subsequent to the Business Combination, ParentCo will have the resources or ability to compete effectively. Information regarding ParentCo’s competition is set forth in the sections entitled “Information about Manscaped — Competition.”

Directors and Executive Officers

BLTS’s current directors and officers are as follows:

Name	Age	Position
Allen Shapiro	74	Co-Chairman of the Board of Directors
John Howard	69	Co-Chairman of the Board of Directors
Michael Mahan	45	Chief Executive Officer and Director
Hahn Lee	47	Chief Financial Officer and Secretary
Ciara Wilson	36	Director
Peter Guber	79	Director
Mark Shapiro	51	Director
Selena Kalvaria	35	Director

Allen Shapiro has served as a Non-Executive Co-Chairman since completion of our initial public offering. Mr. Shapiro currently manages Celebrands, LLC, an investment firm launched in 2020 in partnership with Mr. Howard, which specializes in acquiring and building celebrity consumer brands. Mr. Shapiro and Mr. Howard, in their individual and collective capacities, have recently invested in notable celebrity-backed brands including, among others, Aviation Gin with Ryan Reynolds. In 2000, Mr. Shapiro founded Mosaic Media Group, a talent management and production company representing artists including Will Ferrell, Jim Carrey, Green Day, and Alanis Morissette and producing such films as Get Smart and The Dark Knight. While at Mosaic Media Group, Mr. Shapiro facilitated the leveraged buyout of dcp from Dick Clark, and ultimately became Chief Executive Officer of dcp. In 2007, Mosaic Media sold dcp to RedZone and Premier International Holdings Inc. (“Six Flags”) and later reacquired the business alongside Guggenheim Partners and Mandalay Entertainment in 2012. In addition to dcp, Mr. Shapiro also acquired the TV Guide Network with One Equity Partners and Lions Gate Entertainment Corp. in 2009, served as Chairman, and later sold the business to CBS Corporation. Mr. Shapiro received his undergraduate degree from the University of Wisconsin and his JD from Northwestern University School of Law. We believe Mr. Shapiro’s extensive entertainment and investment experience as well as his senior leadership experience makes him a valuable member of our board of directors.

John Howard has served as a Non-Executive Co-Chairman since completion of our initial public offering. Mr. Howard is a Co-Managing Partner of Irving Place Capital, a leading middle-market private equity firm. He has more than 30 years of private equity investing experience and has invested significant capital in the consumer products, retail, and industrial industries. In partnership with Mr. Shapiro, Mr. Howard also co-manages Celebrands.

Mr. Howard founded the Bear Stearns Merchant Banking Group in 1997, which ultimately became Irving Place Capital in 2008. Prior to Irving Place Capital, Mr. Howard was the Co-Chief Executive Officer of Vestar Capital Partners, a private equity firm with a history of investments in the consumer sector. Previously, Mr. Howard was a Senior Vice President and Partner of Wesray Capital Corporation, one of the foremost private equity sponsors and a pioneer in the leveraged buyout business. Mr. Howard currently sits on the Board of Directors for rag & bone, Frame Denim, Good American, SKIMS, Veronica Beard, Bendon and Wolf & Shepherd. Mr. Howard previously served on the board of directors of RTW Tailwinds, Inc. (formerly known as New York & Company, Inc.) from 2005 to April 2020. We believe Mr. Howard’s extensive entertainment and investment experience as well as his board experience makes him a valuable member of our board of directors.

Michael Mahan has been our Chief Executive Officer since September 2020 and has served as a director since completion of our initial public offering. Mr. Mahan is currently the Vice Chairman (advisory role) for dick clark productions (dcp), previously having served as Chief Executive Officer and/or President of the company for the past seven years. Prior to dick clark productions, Mr. Mahan was President of the TV Guide Network and tvguide.com. He joined the company in 2009 as Executive Vice President of Corporate Development before becoming President and led the organization on behalf of One Equity Partners (JP Morgan) and Lionsgate. Prior to TV Guide, Mr. Mahan led corporate and business development efforts for dcp. He previously worked in private equity where Mr. Mahan led and managed a number of investments on behalf of Caisse de dépôt. Mr. Mahan also worked in digital media, specifically with eWanted.com and Checkout.com. He began his career as an investment banker at Bear Stearns after graduating from UCLA with a Bachelor of Science degree in Business and Economics. Mr. Mahan is currently an owner/investor in a number of media, sports, gaming and consumer companies, including: Los Angeles Football Club, Oklahoma City Dodgers, Axiomatic (Team Liquid), Epic Games, Aviation Gin, and LovePop. We believe Mr. Mahan’s extensive entertainment experience as well as his senior leadership experience and broad network makes him a valuable member of our board of directors.

Hahn Lee has been our Chief Financial Officer and Secretary since September 2020. Mr. Lee is an experienced corporate development and strategy executive and former senior equity research associate and investment banker. Mr. Lee has deep subject matter expertise in consumer Internet marketplaces and digital real estate technology having served as Executive Vice President of Business Development and Strategy for realtor.com from 2018 to May 2020 (after joining as SVP in 2015), the second largest digital real estate portal in the U.S. and division of News Corp (Nasdaq: NWS, NWSA). Earlier, Mr. Lee spent 20 years in the media and entertainment space, helping television networks and studios transition to digital business models. He started his career in the Corporate Alliances group at The Walt Disney Company. Mr. Lee also covered the digital media and video game sectors as a senior equity research associate at Jefferies and was an investment banker with Bear, Stearns. He is currently enrolled in the Advanced Management Program at Harvard Business School. Mr. Lee received his MBA from The Anderson School at UCLA and B.A. in Business-Economics from UCLA, where he graduated summa cum laude.

Ciara Wilson has served as a director since completion of our initial public offering. Ms. Wilson is a Grammy Award-winning singer, songwriter and producer who released her latest album in 2019. She currently also serves as Founder and Chief Executive Officer of Beauty Marks Entertainment, a record and entertainment company she founded in 2017. We believe Ms. Wilson’s extensive entertainment experience as well as her creative achievements and broad network makes her a valuable member of our board of directors.

Peter Guber has served as a director since completion of our initial public offering. Mr. Guber currently serves as Chairman and Chief Executive Officer of Mandalay Entertainment Group, a film and television development and production company, a role he has held since 1995, Prior to this, Mr. Guber served as Co-Chairman and Chief Executive Officer of Sony Pictures Entertainment from 1989 to 1995. Mr. Guber served in several other executive roles prior to his time with Sony Pictures Entertainment including as Chairman and Chief Executive Officer of PolyGram Filmed Entertainment from 1979 to 1983 and Co-Owner of the Guber-Peters Company from 1983 to 1989. Mr. Guber currently serves as the Chairman of Mandalay Sports Media and as the Co-Executive Chairman of aXiomatic, a broad-based esports and gaming company. Mr. Guber is also the co-owner of four professional sports teams including the Golden State Warriors, the Los Angeles Dodgers, the Los Angeles Football Club and Team Liquid. Mr. Guber earned his B.A. from Syracuse University and his J.D. and L.L.M. from New York University Law School. We believe Mr. Guber’s extensive entertainment experience as well as his senior leadership experience and broad network makes him a valuable member of our board of directors.

Mark Shapiro has served as a director since completion of our initial public offering. Since 2018, Mr. Shapiro has served as President of Endeavor, after serving as Co-President of William Morris Endeavor-International Management Group (“WME-IMG”) since 2016. He previously served as Chief Executive Officer and Executive Producer of Dick Clark Productions from 2010 to 2012. From 2005 to 2010, Mr. Shapiro served as Director, President and Chief Executive Officer of Six Flags after it was taken over by Red Zone LLC, where he served as Chief Executive Officer. Prior to Six Flags, Mr. Shapiro held various positions at ABC and ESPN, ending his tenure as Executive Vice President of Programming and Product at ESPN in 2005. Currently, Mr. Shapiro serves on the boards of directors of Live Nation Entertainment and Equity Residential, and is Chairman of the Board for Captivate Network. Mr. Shapiro received his B.A. in Communication Studies from the University of Iowa. We believe Mr. Shapiro’s extensive entertainment experience as well as his senior leadership experience and broad network makes him a valuable member of our board of directors.

Selena Kalvaria has served as a director since January 2021. Since June 2021, Ms. Kalvaria has served as Senior Vice President of Brand Engagement at Gucci Americas. From August 2020 to June 2021, Ms. Kalvaria was Chief Marketing Officer at Away, previously serving as Away’s Senior Vice President of Brand and Vice President of Brand Marketing since 2018. Prior to Away, Ms. Kalvaria served as Senior Director and Senior Brand Manager at Anheuser-Busch from 2015 to 2018. From 2013 to 2015, Ms. Kalvaria served as an Associate Brand Manager at Diageo. Ms. Kalvaria earned her Bachelor’s degree from Princeton University and her MBA from Harvard Business School. We believe Ms. Kalvaria’s extensive experience in senior leadership and as a marketing executive, as well as her broad network, make her a valuable member of our board of directors.

Number, Terms of Office and Appointment of Directors and Officers

BLTS’s board of directors consist of members divided into three classes with only one class of directors being elected in each year, and with each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. In accordance with Nasdaq corporate governance requirements, BLTS is not required to hold an annual meeting until one year after its first fiscal year end following its listing on Nasdaq. The term of office of the first class of directors, consisting of Peter Guber and Selena Kalvaria, will expire at BLTS’s first annual meeting of stockholders. The term of office of the second class of directors, consisting of Mark Shapiro and Ciara Wilson, will expire at the second annual meeting of stockholders. The term of office of the third class of directors, consisting of Allen Shapiro, John Howard and Michael Mahan, will expire at the third annual meeting of stockholders.

BLTS’s officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. BLTS’s board of directors is authorized to appoint officers as it deems appropriate pursuant to our amended and restated certificate of incorporation.

Director Independence

Nasdaq listing standards require that a majority of BLTS’s board of directors be independent. An “independent director” is defined generally as a person who is not an executive officer or employee of the company and who, in the board’s opinion, has no relationship which would “interfere with the exercise of independent judgment” in carrying out director responsibilities.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act, and the listing standards of Nasdaq. In addition, members of BLTS’s compensation committee and nominating and corporate governance committee must also satisfy the independence criteria set forth under the listing standards of Nasdaq.

BLTS’s board has determined that each of Allen Shapiro, John Howard, Ciara Wilson, Peter Guber, Mark Shapiro and Selena Kalvaria is an “independent director” under applicable SEC and Nasdaq rules.

BLTS’s independent directors have regularly scheduled meetings at which only independent directors are present.

Executive Officer and Director Compensation

None of BLTS’s directors or executive officers have received any cash compensation for services rendered to BLTS, except that Hahn Lee, our Chief Financial Officer, receives a monthly payment of $12,500 for his services prior to the consummation of the initial business combination, subject to the terms of a Strategic Services Agreement, dated as of January 6, 2021, between BLTS and Hahn Lee. Commencing on January 6, 2021 through the earlier of the consummation of BLTS’s initial business combination and BLTS’s liquidation, BLTS accrues an obligation to the Sponsor a total of $10,000 per month for office space, administrative and support services. The Sponsor, directors and executive officers, or any of their respective affiliates are reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. BLTS’s audit committee reviews on a quarterly basis all payments that were made by BLTS to the Sponsor, directors, executive officers or BLTS or any of their affiliates. In December 2020, the Sponsor transferred 30,000 founder shares to each of Ciara Wilson, Peter Guber, Mark Shapiro and Selena Kalvaria, at their original per-share purchase price.

BLTS is not party to any agreements with its directors or officers that provide for benefits upon termination of employment. The existence or terms of any such employment or consulting arrangements may influence BLTS’s management’s motivation in identifying or selecting a target business and BLTS does not believe that the ability of its management to remain with it after the consummation of its initial business combination should be a determining factor in its decision to proceed with any business combination.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending or to BLTS’s knowledge, threatened against us or any members of BLTS’s management team in their capacity as such.

Periodic Reporting and Audited Financial Statements

BLTS has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, BLTS’s annual reports contain financial statements audited and reported on by BLTS’s independent registered public accounting firm. BLTS has filed with the SEC its Quarterly Report on Form 10-Q covering the nine months ended September 30, 2021.

BLTS’s Management’s Discussion And Analysis Of Financial Condition
And Results Of Operations

Unless the context otherwise requires, all references in this section to the “we,” “us,” “our,” the “Company” or “BLTS” refer to BLTS prior to the consummation of the Business Combination.    The following discussion and analysis of BLTS’s financial condition and results of operations should be read in conjunction with BLTS’s consolidated financial statements and notes to those statements included in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. BLTS’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors. Please see the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in this proxy statement/prospectus.

Overview

We are a blank check company formed under the laws of the State of Delaware on September 15, 2020 for the purpose of effectuating a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses. We intend to effectuate our Business Combination using cash from the proceeds of our initial public offering (the “Initial Public Offering”) and the sale of the Private Placement Warrants, our capital stock, debt or a combination of cash, stock and debt.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete a Business Combination will be successful.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities from September 15, 2020 (inception) through September 30, 2021 were organizational activities, those necessary to prepare for the Initial Public Offering, described below, and identifying a target company for a Business Combination. We do not expect to generate any operating revenues until after the completion of our Business Combination. We generate non-operating income in the form of interest income on marketable securities held in the Trust Account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three months ended September 30, 2021, we had a net loss of $4,888,408, which consists of operational and due diligence costs of $1,814,941 and changes in the fair value of warrant liabilities of $3,077,000, offset by interest earned on marketable securities held in the Trust Account of $3,533.

For the nine months ended September 30, 2021, we had a net loss of $1,372,649, which consists of operational and due diligence costs of $4,308,085, a loss on the initial issuance of the Private Placement Warrants of $1,716,000 and transaction costs associated with the Initial Public Offering of $788,627, offset by interest earned on marketable securities held in the Trust Account of $10,063 and changes in the fair value of warrant liabilities of $5,430,000.

For the period from September 15, 2020 (inception) through September 30, 2020, we had net loss of $1,000, which consisted of formation costs.

Liquidity and Capital Resources

On January 11, 2021, we consummated the Initial Public Offering of 23,000,000 Units at $10.00 per Unit, generating gross proceeds of $230,000,000. Simultaneously with the closing of the Initial Public Offering, we consummated the sale of 6,600,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant in a private placement to the Sponsor generating gross proceeds of $6,600,000.

Following the Initial Public Offering, the full exercise of the over-allotment option, and the sale of the Private Units, a total of $230,000,000 was placed in the Trust Account. We incurred $12,301,684 in Initial Public Offering related costs, including $4,325,000 of underwriting fees, $7,568,750 of deferred underwriting fees and $407,934 of other costs.

For the nine months ended September 30, 2021, cash used in operating activities was $1,662,067. Net loss of $1,372,649 was affected by the change in fair value of warrant liabilities of $5,430,000, transaction costs associated with Initial Public Offering of $788,627, a loss on the initial issuance of the Private Placement Warrants and interest earned on marketable securities held in the Trust Account of $10,063. Changes in operating assets and liabilities provided $2,646,018 of cash for operating activities.

As of September 30, 2021, we had marketable securities held in the Trust Account of $230,010,063 (including $10,063 of interest income) consisting of U.S. Treasury Bills with a maturity of 185 days or less. Interest income on the balance in the Trust Account may be used by us to pay taxes. Through September 30, 2021, we have not withdrawn any interest earned from the Trust Account.

We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less income taxes payable), to complete our Business Combination. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of September 30, 2021, we had cash of $229,867. We intend to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a Business Combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor, or certain of our officers and directors or their affiliates may, but are not obligated to, loan us funds as may be required. If we complete a Business Combination, we would repay such loaned amounts. In the event that a Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.00 per warrant, at the option of the lender. The warrants would be identical to the Private Placement Warrants.

We will need to raise additional capital through loans or additional investments from its Sponsor, stockholders, officers, directors, or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern through January 29, 2023, the date that the Company will be required to cease all operations, except for the purpose of winding up, if a Business Combination is not consummated.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of September 30, 2021. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay the Sponsor a total of $10,000 per month for office space, secretarial and administrative support. We began incurring these fees on January 7, 2021 and will continue to incur these fees monthly until the earlier of the completion of the Business Combination and our liquidation.

The underwriters are entitled to a deferred fee of $0.35 per Unit, up to $7,568,750 in the aggregate. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. Certain investors identified by our Sponsor may purchase units in this offering at the initial public offering price. The underwriters did not receive any underwriting discounts or commissions on units sold in this offering that were purchased by certain investors identified by the sponsor.

Critical Accounting Policies

The preparation of condensed financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Warrant Liabilities

The Company accounts for the Public Warrants and Private Placement Warrants (together, the “Warrants”) in accordance with the guidance contained in ASC 815-40. The Warrants are not considered indexed to the Company’s own common stock, and as such, the Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. The Private Placement Warrants and the Public Warrants for periods where no observable traded price was available were valued using the Modified Monte Carlo Simulation and Modified Black Scholes option pricing models.

Common Stock Subject to Possible Redemption

We account for our common stock subject to possible conversion in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Our common stock features certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of our condensed balance sheets.

Net Loss Per Common Share

Net loss per common share is computed by dividing net loss by the weighted average number of common stock outstanding during the period. We apply the two-class method in calculating net loss per common share. Accretion associated with the redeemable shares of Class A common stock is excluded from net loss per common share as the redemption value approximates fair value.

Recent Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. We adopted ASU 2020-06 and the adoption did not have an impact on our financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our condensed financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Not required for smaller reporting companies.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in our Exchange Act reports (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2021. Based upon their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were not effective, due solely to the material weakness in our internal control over financial reporting related to the Company’s accounting for complex financial instruments. As a result, we performed additional analysis as deemed necessary to ensure that our financial statements were prepared in accordance with U.S. generally accepted accounting principles. Accordingly, management believes that the financial statements included in this proxy statement/prospectus present fairly in all material respects our financial position, results of operations and cash flows for the period presented.

Management has implemented remediation steps to improve our internal control over financial reporting. Specifically, we expanded and improved our review process for complex securities and related accounting standards. We plan to further improve this process by enhancing access to accounting literature, identification of third-party professionals with whom to consult regarding complex accounting applications and consideration of additional staff with the requisite experience and training to supplement existing accounting professionals.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Information about Manscaped

Unless the context otherwise requires, all references in this section to “Manscaped,” the “Company,” “we,” “us,” “our” and other similar terms refer to the business of Manscaped Holdings, LLC and its subsidiaries prior to the consummation of the Business Combination, which will be the business of ParentCo and its subsidiaries following the consummation of the Business Combination.

BUSINESS

Formation and Nature of Business

Manscaped, Inc. was formed in January 2018 as a Delaware C corporation for U.S. federal income tax purposes. Manscaped Holdings, LLC was formed on June 6, 2019 as a Delaware limited liability company (the “Company” or “Manscaped”). Manscaped, LLC was formed in June 2019 as a California limited liability company and was created to hold the Company’s intellectual property. On June 6, 2019, all of the outstanding shares of Manscaped, Inc. and membership interests of Manscaped, LLC were contributed to the Company. The Company is headquartered in Las Vegas, Nevada and sells directly to consumers a variety of products, including tools (trimmers, razors, nail kits), formulations (deodorant, body wash, toner & refresher, cologne, and wipes), lifestyle (boxers, t-shirts, travel bag and mats), and set-packaged sets inclusive of tools, formulations, and/or lifestyle products.

Overview

Manscaped is a lifestyle brand dedicated to selling men’s grooming and self-care products. Our portfolio includes tools (trimmers, razors, nail kits), formulations (deodorant, body wash, toner & refresher, cologne and wipes), lifestyle (boxers, t-shirts, travel bag and mats), and set-packaged sets inclusive of tools, formulations, and/or lifestyle products. Our product suite solves for men’s self-care needs from head to toe. Our signature product is the Lawn Mower 4.0, a hair trimming device with SkinSafe technology designed specifically for trimming hair below the waist. In addition, our Weed Whacker Ear and Nose Hair Trimmer and our line of groin specific hygiene products, colognes and other grooming products complete our portfolio of products that are specifically designed to allow men to enhance their hygiene routine.

We use our omnichannel distribution platform, encompassing both Digital and Retail channels, to meet consumer demand. In 2020 we generated 91% of revenue from our Digital channel, which includes our flagship digital platform, Manscaped.com, as well as sales through our Marketplace partners, primarily Amazon.com. In 2020, we generated 9% of revenue from our retail partners, headlined by Target, which launched in 2020. This distinctive business model has allowed us to efficiently scale our business while remaining agnostic as to the channel in which consumers purchase our products.

We predominantly sell our products in the United States, while growing an international presence in Australia, Canada, the United Kingdom and Continental Europe, each of which launched during 2020. In 2020, we generated 86% of revenue from our U.S. business and 14% from our International business.

Our Industry

Rapidly Growing Men’s Hygiene Segment in Large Market

We are a defining lifestyle brand in men’s self-care and are the eponymous brand that represents the growing manscaping movement. We started by creating the market for men’s below-the-waist grooming and have steadily expanded to other regions of the body. We believe that the Men’s Personal Care market is a $70B+ global opportunity and will grow at a 5% CAGR from 2020 to 2024.

We believe that few leading brands operate successfully through sales of both durable and consumable products. Our competitors have generally focused on a single product or subset of the overall category. In contrast, we offer products that are aligned with male consumer preferences to solve for full and innovative grooming routines, and our solutions span across devices, wet products and apparel. By designing products across the whole grooming routine, we unlock compelling relationships with our customers that drives both first-time adoption and repurchase behaviors.

The market shift towards our first grooming routine, below-the-waist solutions, is in its early stages. While 70% of U.S. men report practicing below-the-waist grooming, only 20% of them use a device designed specifically for grooming in this region. With 65% of them showing interest in a specific below-the-waist solution, we believe this illustrates the whitespace opportunity for further market penetration and category growth in this men’s hygiene segment.

Significant Growth in Digital Channels

In recent years, consumer behavior has transitioned towards digital and direct-to-consumer channels. According to our estimates from 2011 to 2019, total ecommerce sales grew nearly four times the rate of brick and mortar store-based sales. By 2025, we estimate that approximately 22% of total retail sales in the United States will be from ecommerce. Consumers are increasingly self-educating on the benefits of men’s hygiene products through social media, influencers and other online content, driving digital engagement and purchasing that support continued outsized growth of the ecommerce channel.

We believe that consumer preference toward discovering and purchasing innovative men’s hygiene products in digital channels will continue to accelerate globally. As a leader in the men’s self-care movement and a driver of the shift to omnichannel in the CPG space, we believe that we are well-positioned to capitalize on these industry trends in both the United States and internationally.

Our Strengths

Resonant Brand Inspiring Deep Consumer Affinity

Our brand resonates with our customers through our unique approach to engaging them in an honest, transparent discussion about men’s self-care. We have achieved remarkable success in reaching and connecting with men through these conversations. According to a third-party study, 84% of people surveyed were familiar with our brand and 97% of them had a positive or neutral opinion of the brand. We have a Net Promoter Score (NPS) of 50, which is a measurement of the likelihood of our customers to recommend our products and service to a friend. Increasingly, our eponymous brand represents the lifestyle of the modern men, which is allowing us to expand our conversations with men to the entire self-care category. We have become an increasingly integral part of consumers’ lives, serving them across their hygiene needs, with a goal of capturing significant wallet share, driving high repeat purchasing rates and unlocking attractive consumer lifetime value. We have meaningfully expanded our brand reach throughout the United States but believe that we still have significant whitespace opportunity for growth, as demonstrated by our unaided brand awareness of 9% among men’s hygiene buyers according to our consumer research as of December 2020.

Multi-Platform Marketing Expertise Driving Discovery and New Customer Adoption

Our integrated marketing strategy drives both brand building and direct lead generation, which in turn drives new customer conversion across our entire omnichannel distribution footprint. The marketing engine is controlled end-to-end through internal processes. On the creative front, our in-house team drives the production of our creative from ideation to scripting and from videography to post-production. As a true endorsement brand, we excel at finding the right ways to talk to men through our creative about how best to enhance their self-care routines, and we do it in an honest, transparent and fun way. This creative is then distributed across our suite of advertising platforms, which includes digital platforms, television, radio, out of home, a broad network of influencers, and carefully selected sports sponsorships. We are successful at telling our brand story to the men, and their partners, who become our customers through whatever buying channel is convenient for them, including our primary website, Manscaped.com, as well as through key digital marketplaces and brick and mortar retail partners.

Deep Connection with Consumers

Since inception, we have grown our brand and deepened our consumer relationships through our innovative marketing, products and service. We engage with consumers through multiple touchpoints, including our digitally native platform, Manscaped.com and our social media presence where we reach approximately 1.2 million followers in the U.S. across our various social media accounts. We activate our platform via our social media and digital marketing capabilities, to differentiate our brand and build direct consumer relationships. As a result, we have fostered a highly engaged social media community that shares our passion for men’s self-care. Our relationships with our consumers inform our product innovation and allow us to move faster to bring new and improved products to market. We believe that our ability to own and nurture our consumer relationships represents a meaningful competitive advantage over traditional CPG peers, who largely rely on retailers and traditional mediums to sell their products.

In-House Product Development Capabilities that Power Innovation

Product innovation lies at the heart of our business. We have built a high-performance product development team that sets new standards with a proven track record of bringing innovative products to market. Our product innovation is inspired by feedback from our consumers that we receive through multiple avenues, including through our internal customer service team, comments left by consumers on our social media platforms, product ratings on our website and retailer’s websites, and conversations with our customers through focus groups and surveys. Our innovation pipeline is full, and we believe our deep connection to the marketplace gives us a significant competitive advantage over more traditional CPG peers. In addition to new product innovations, we also regularly update existing products, improving the feature set or value proposition for our customers with each succeeding version.

Scalable Infrastructure and High-Performance Team to Support Growth

We have made significant investments in recent years designed to provide a stable foundation for our business as it scales. We have built state-of-the-art infrastructure, systems, and processes to support our core in-house capabilities, including research and development, sales and marketing, brand management, distribution and logistics and customer service. We believe this foundation is highly scalable and therefore capable of supporting our future growth.

We are led by a strong team of consumer industry veterans who are united by a passion for our mission and a belief in our vast future potential. With over 30 years of combined grooming-specific CPG experience in both disruptor and established company environments, our senior leadership team brings unique experiences towards accomplishing our company mission. We believe our blend of talent, experience and culture gives us the ability to drive sustainable growth.

Our Growth Strategy

We intend to drive growth and increased profitability in our business through these key elements of our strategy:

Extend our Category Creator Status for Below-the-Waist Self-Care

•        Grow Brand Awareness and Encourage First Time Adoption. Our unaided brand awareness of 9% among men’s below-the-waist grooming buyers illustrates an opportunity to broaden our consumer base and drive future growth. We are focused on increasing brand awareness and consumer touchpoints by leveraging our differentiated content, engaged community and omnichannel strategy with continued investment in innovative brand and performance marketing. Our ability to extend our endorsement brand through relevant channels will continue to break down barriers and engage customers in conversations about below-the-waist self-care in ways that we have excelled at to date. We believe these methods of increasing brand awareness could be a significant growth driver for our company.

•        Develop and Release the Full Routine for Below-the-Waist Self-Care. We will continue to develop and launch innovative products to help men enhance their self-care in the below-the-waist area. With 70% of U.S. men performing some level of grooming in this area but only ~20% of them using a hair trimming device specifically designed for below-the-waist grooming, we believe that there is substantial growth left in the below-the-waist category. Additionally, since we believe that proper self-care in the below-the-waist region involves a full routine, we will continue to make and promote tools, formulations, and lifestyle products to help men solve for their needs holistically.

Expand Product Innovation Across the Body

•        Launch New Categories. We intend to leverage our strong innovation capabilities to launch new men’s grooming products that will disrupt adjacent product categories from head to toe. Our consumer research indicates that our brand resonates across a broad set of adjacent product categories and our direct relationship with our community of consumers provides insight into those categories and solidifies our confidence that we will be able to successfully launch into new categories. We plan to leverage our direct relationship with our community of consumers, research and development expertise, rapid product development capabilities and flexible supply chain to drive agile innovation and gain market share.

Continued Expansion of Omnichannel Distribution to Drive Product Accessibility

•        Increase Sales Through Direct Ecommerce Channels. We plan to grow Manscaped.com by converting new consumers through increased brand awareness and investments in performance marketing. The combination of our technology and our messaging enables us to attract new customers with strong conversion rates. In addition, we leverage our data capabilities and deep connection with existing consumers provide an immersive brand and shopping experience for our returning and repeat customers. Our ecommerce solution provides the largest product suite, and therefore the most choice, of any of our omni-channel distribution options.

•        Increase Presence on Key Digital Marketplaces. We plan to continue to partner closely with key digital marketplaces, such as Amazon.com, to provide our products to shoppers in this channel. In this channel, we unlock value for shoppers through our strong ratings and reviews as well as the ease of purchasing using previously stored payment information.

•        Increase Breadth and Depth of Distribution at Domestic Retail Partners. Building on our success at growing our Retail channel, we have additional whitespace opportunity to expand distribution. We intend to enhance distribution with our existing retailers by leveraging our sales productivity and innovation, winning more shelf space and increasing the number of products we sell at retail locations that already carry our products. Additionally, we plan to increase our accessibility and reach a broader consumer base by strategically adding new retail partners.

International Expansion

•        Grow International Sales. In 2020, international sales represented 14% of our revenue. We plan to accelerate our growth outside the United States by leveraging the strength of the Manscaped brand and capitalizing on the established grooming trends that we see in our key International expansion markets. Our first stage of international expansion strategy focused on direct-to-consumer launches in Canada, Australia, the U.K., and Europe. We have targeted regions with similar grooming behaviors and similar buying behaviors to the United States. Over time, we plan to partner with leading international retailers and third-party ecommerce platforms to allow us to efficiently expand our international reach.

Our Brand

Manscaped is a global omni-channel lifestyle brand focused on men’s self-care needs. Our company mission is “Moving Men Forward,” and today we accomplish this by educating men on self-care routines and products that will raise their game. Through our innovative content and marketing platform, we have created a community for male consumers and we seek to disrupt multiple consumer product categories. Our core values are: honesty, quality, inclusivity, humor, social impact, and innovation. These core values drive the way we operate across all dimensions, including our approach to physical product development, the way we interact with our customers, and the way we treat our employees and key partners.

Our lifestyle brand deeply resonates with our male consumer. According to a third-party study that we commissioned, a large majority of respondents stated that they would recommend our male grooming products to their friends, family, and others, representing a Net Promoter Score (NPS) of 50 among Manscaped consumers.

Our Consumer

We believe that the trend in male grooming routines will continue to accelerate and that men will seek out high quality and effectively designed products to service their needs. The category of “manscaping”, for which Manscaped is the eponymous leader, has largely become a required habit among millennials and Generation Z males. Manscaped is strongly positioned to introduce these young men to our self-care routines through the deployment of our content and marketing across channels important to this key demographic. Yet 65% of Manscaped’s U.S. e-commerce customer base is over age 35, which signals that the trend towards manscaping, and specifically below-the-waist grooming, resonates with men of all ages. Our consumers are digitally inclined, mobile-centric and value the effectiveness of the products they buy. We believe they increasingly seek connections with brands that are unique and resonate with their lifestyle.

Our Products

Since inception, our core values have anchored our product design and development in a culture of innovation. We have delighted our customers by developing transformative products within our core product categories: tools, formulations, and lifestyle products. In addition, we combine tools, formulations and lifestyle products together into compelling kits. These kits unlock great value while introducing our customers to broader self-care routines. We create differentiated solutions across our omni-channel footprint to create kits that match the consumer needs and price points of customers in each channel.

Today, we have over one million active members in our Peak Hygiene Plan. Peak Hygiene members select two of our core products for just $14.99, and unlock best-in-class pricing across the rest of our product suite. The service is available to our direct customers through a simple digital interface on our Manscaped.com website.

We are continuously working on product line extensions, as well as developing new products that bring us into adjacent categories. We plan to bring our culture of innovative design, performance and innovation to additional product launches. Our development is guided by the trends we see in the marketplace, our proprietary data analytics, and through direct feedback we receive from our passionate customer base.

Our Marketing Strategy

We employ a variety of dynamic marketing tactics across mediums to reach new and existing consumers. Our lifestyle brand exists in a digital-first, yet blended world, which recognizes that consumers interact differently with brands than they did in the past. We have found that our consumer is mobile-first, with approximately 80% of users on Manscaped.com coming from mobile devices. Accordingly, we strategically lead with digital outreach to engage our consumers directly, while also interacting with customers in a cross-platform strategy that blends digital and non-digital communication platforms. We employ emotional and educational brand marketing by creating “snackable” content that we share through our owned channels and across key platform providers. We partner with influencers and brand ambassadors to create authentic and unique content for their networks, and pair all our marketing strategies with our proprietary data analytics to optimize marketing efficiency. Our marketing competencies deliver authentic experiences that drive awareness, engagement, purchases and loyalty. Our approach to marketing, paired with our fundamentally strong economic model, enables us to recoup marketing investments with first-time customer sales in the same period in which that marketing is deployed.

•        Content Strategy.    Our in-house social and influencer teams allow us to have our ear to the ground to understand consumer trends and create content that consumers are seeking. In addition, our internal customer service team continuously monitors consumer reviews and in turn, provides our marketing team with insights into the educational needs of our consumers. We use data-driven insights from our team to produce highly relevant, “snackable” content across a variety of mediums. We leverage our consumer community in our content strategy, sharing user-generated content (“UGC”), on our social channels and other platforms.

•        Community.    We have built a diverse network of brand ambassadors who personify the manscaping movement and inspire their followers to live our Manscaped lifestyle. Our social media platform presence, with over 1.2 million followers in the U.S. alone, creates a community of consumers who want to belong to the Manscaped movement and encourage others to join them.

•        Efficiency.    We leverage our robust data and analytics to generate valuable customer insights, inform strategic decisions and optimize our marketing spend across channels. We continuously leverage the insights from our platform to adapt and adjust our marketing allocation and generate maximum return on investment.

We believe that our differentiated marketing tactics and engaging content drive efficient customer acquisition and retention, resulting in strong first-time adoption, repeat rates, and subscriptions across channels.

Our Integrated Omnichannel Presence

We reach our consumers through an innovative “digitally native while omnichannel espousing” selling strategy across complementary Digital and Retail channels. Our integrated channel approach differentiates us from competitors and provides a meaningful benefit to our consumers who can shop our brand however they want, engendering further access, connection, and loyalty.

•        Direct Ecommerce Channel.    In 2020, we generated 72% of revenue through our Direct to Consumer website Manscaped.com. Through Manscaped.com, we quickly establish a direct relationship with our consumers, influence the brand experience more effectively and better understand consumer preferences and behavior. Our website showcases the entirety of our product portfolio and offers exclusive products and services, including our subscription service. In addition to shopping our products a la carte, consumers can purchase exclusive product bundles and can join our popular Peak Hygiene bundle subscription plan. We believe our Direct Ecommerce channel provides our consumers with the highest level of brand experience and further builds consumer loyalty.

•        Digital Marketplace Channel. In 2020, we generated 18% of revenue through third-party pureplay ecommerce sites. We have strong relationships with Amazon and other third-party ecommerce platforms which allow us to further our brand experience and reach customers who prefer to shop in this channel. We leverage first-party data on Amazon to improve efficiency of our marketing spend and to drive growth.

•        Retail Channel.    In 2020, we generated 9% of revenue through our Retail channel via strategic partnerships with leading brick and mortar retailers. Our retail partnerships expand brand awareness and product accessibility, creating meaningful marketing efficiencies as we continue to scale. Additionally, these partnerships support our value proposition by making our products conveniently accessible in multiple locations where our consumer shops. We are currently in over 3,500 U.S. retail locations headlined by our partnership with Target.

Our Purpose-Driven Organization

The spirit of our mission has remained the same since our founding: to create the market for men’s self-care and to become a defining lifestyle brand in men’s personal care. From elevating the male grooming experience, to raising awareness for testicular cancer, we are on a mission to create a lifestyle brand with real and meaningful impact.

Supply Chain and Operations

We manage a global supply chain of highly qualified, third-party manufacturing and logistics partners to produce and distribute our products. We look to manufacturing partners who share our commitment to quality, efficiency, and design. Our third-party manufacturing partners are in various locations including the United States, Europe and China.

Our supply chain team manages these relationships and processes and, with the support of our innovation team, they also research materials and equipment, approve and manage purchasing plans, and oversee product fulfillment. The strength of our relationships with our manufacturing partners is evidenced by our response to supply chain disruptions caused by the COVID-19 pandemic. Despite product and materials shortages in our core markets, we were able to mitigate disruptions and build up sufficient inventory to negate any significant impact to our consumers when many companies struggled to meet demand.

Our distribution network includes eight warehouses with DTC and retail fulfillment capabilities operated by a network of partners across North America, the U.K., Australia and the Middle East. We manage inventory by forecasting demand, analyzing product sell-through, and analyzing our supply chain to ensure sufficient capacity to support demand.

Competition

The markets in which we operate are highly competitive and rapidly evolving, with many new brands and product offerings emerging in the marketplace. We face significant competition from both established, well-known legacy CPG players as well as emerging direct-to-consumer brands.

We compete based on various attributes including product design, product effectiveness, the ability to converse with customers through marketing, and the ability to establish direct relationships with our consumers through digital channels. We believe that we compete favorably across these factors taken as a whole.

Technology

Our technology infrastructure is thoughtfully designed to support our consumer’s experience while simultaneously seeking to maximize the efficiency and efficacy of our operations, from procurement to customer relationship management. This platform enables us to support rapid business expansion and allows for efficient and automated processes throughout the organization.

•        Manscaped Analytics.    Our marketing and analytics team is at the core of our cross-functional marketing, innovation and content creation operation and is designed to help leverage consumer insights across sales channels and product categories. This tool utilizes data points from customer transactions and interactions that we collect across our DTC channel. We use these data points to inform our marketing spend and content creation strategies, as well as our product development, assortment, and distribution strategies.

•        Manscaped.com Our digital platform, Manscaped.com, is one of the most differentiated and effective features of our brand. Manscaped.com serves as a premiere destination for our consumers to not only purchase our products, but also immerse themselves in our brand experience. Manscaped.com is purposely built to bring to life our brand image, educate our consumers on our products, engage our community in lifestyle-related content, and deliver an intuitive shopping experience that differentiates us from our competitors.

•        Customer Experience and Relationship Management.    Our internal customer experience team focuses on building deep, personal relationships with individual customers by delivering targeted marketing materials based on consumer segmentation data and engaging in one-on-one conversations when initiated by a customer.

Trademarks and Other Intellectual Property

We protect our intellectual property through a combination of trademarks, domain names, trade secrets, copyrights and patents, as well as contractual provisions and restrictions on access to our proprietary technology. Our principal trademark assets include the trademark “Manscaped” which is registered in the United States and targeted foreign jurisdictions, our logos and taglines, product features and multiple product brand names. We have applied to register or have registered many of our trademarks in the United States and other jurisdictions. We will pursue additional trademark registrations to the extent we believe they would be beneficial and cost-effective.

As of December 2021, we have one patent issued and ten patent applications pending in the United States. We intend to pursue additional patent protections to the extent we believe it would be beneficial and cost-effective. We also have six patents issued in foreign countries as well as ten patent applications pending in various foreign countries.

We are the registered holder of multiple domestic and international domain names that include “manscaped” and similar variations. We also hold domain registrations for many of our product names and other related trade names and slogans. In addition to the protection provided by our intellectual property rights, we enter into confidentiality and proprietary rights agreements with our employees, consultants, contractors and business partners. Our employees are also subject to invention assignment agreements. We further control the use of our proprietary technology and intellectual property through provisions in both our customer terms of use on our website and the terms and conditions governing our agreements with other third parties.

Facilities

Our corporate headquarters is located in in Las Vegas, Nevada and we also occupy an 85,000 sq ft office facility in San Diego. We use 3rd Party Logistical (3PL) partners to fulfill our Manscaped.com and Retail orders. We believe that our current facilities are suitable and adequate to meet our current needs.

Government Regulation

Substantially all our products are subject to regulation by the Consumer Product Safety Commission, or the CPSC, and the Federal Trade Commission, or the FTC, as well as various other federal, state, local and foreign regulatory authorities. These laws and regulations principally relate to the ingredients or components, proper labeling, advertising, packaging, marketing, manufacture, registration, safety, shipment and disposal of our products.

We are subject to regulation by the CPSC under the Consumer Product Safety Act, the Flammable Fabrics Act, the Poison Prevention Packaging Act, the Federal Hazardous Substances Act, and other laws enforced by the CPSC. These statutes and the related regulations establish safety standards and bans for consumer products. The CPSC monitors compliance of consumer products under its jurisdiction through market surveillance and has the authority to conduct product safety related inspections of establishments where consumer products are manufactured, held, or transported. The CPSC has the authority to require the recall of noncompliant products or products containing a defect that creates a substantial risk of injury to the public. The CPSC may seek penalties for regulatory noncompliance under certain circumstances. CPSC regulations also require manufacturers of consumer products to report to the CPSC certain types of information regarding products that fail to comply with applicable regulations, that contain a defect which could create a substantial product hazard, or that create an unreasonable risk of serious injury or death. Certain state laws also address the safety of consumer products and mandate reporting requirements, and noncompliance may result in penalties or other regulatory action.

The FTC, FDA, USDA, and other government authorities also regulate advertising and product claims regarding the characteristics, quality, safety, performance and benefits of our products. These regulatory authorities typically require a safety assessment of the product and reasonable basis to support any factual marketing claims. What constitutes a reasonable basis for substantiation can vary widely from market to market, and there is no assurance that our efforts to support our claims will be considered sufficient. The most significant area of risk for such activities relates to improper or unsubstantiated claims about the composition, use, efficacy and safety of our products and their environmental impacts. If we cannot adequately substantiate our product claims, or if our promotional materials make claims that exceed the scope of allowed claims for the classification of the specific product, the FTC or other regulatory authority could take enforcement action, impose penalties, require us to pay monetary consumer redress, require us to revise our marketing materials or stop selling certain products and require us to accept burdensome injunctions, all of which could harm our business, reputation, financial condition and results of operations.

In addition, the FTC regulates the use of endorsements and testimonials in advertising as well as relationships between advertisers and social media influencers pursuant to principles described in the FTC’s Guides Concerning the Use of Endorsements and Testimonials in Advertising, or the Endorsement Guides. The Endorsement Guides provide that an endorsement must reflect the honest opinion of the endorser and cannot be used to make a claim about a product that the product’s marketer couldn’t itself legally make. They also say that if there is a connection between an endorser and the marketer that consumers would not expect and it would affect how consumers evaluate the endorsement, that connection should be disclosed. Another principle in the Endorsement Guides applies to ads that feature endorsements from people who achieved exceptional, or even above average, results from using a product. Although the Endorsement Guides are advisory in nature and do not operate directly with the force of law, they provide guidance about what the FTC staff generally believes the Federal Trade Commission Act, or FTC Act, requires in the context using of endorsements and testimonials in advertising and any practices inconsistent with the Endorsement Guides can result in violations of the FTC Act’s proscription against unfair and deceptive practices.

To the extent we may rely on endorsements or testimonials, we review any relevant relationships for compliance with the Endorsement Guides and otherwise endeavor to follow the FTC Act and other legal standards applicable to our advertising. However, if our advertising claims or claims made by our social media influencers or by other endorsers with whom we have a material connection do not comply with the Endorsement Guides or any requirement of the FTC Act or similar state requirements, the FTC and state consumer protection authorities could subject us to investigations and enforcement actions, impose penalties, require us to pay monetary consumer redress, require us to revise our marketing materials and require us to accept burdensome injunctions, all of which could harm our business, reputation, financial condition and results of operations.

We are also subject to a number of U.S. federal and state and foreign laws and regulations that affect companies conducting business on the Internet, including consumer protection regulations that regulate retailers and govern the promotion and sale of merchandise. Many of these laws and regulations are still evolving and being tested in courts and could be interpreted in ways that could harm our business. These may involve user privacy, data protection, content, intellectual property, distribution, electronic contracts and other communications, competition, protection of minors, consumer protection, telecommunications, product liability, taxation, economic or other trade prohibitions or sanctions and online payment services. In particular, we are subject to U.S. federal, state, and local laws, as well as international laws, regarding privacy and protection of people’s data. U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. Foreign data protection, privacy and other laws and regulations can be more restrictive than those in the United States. In addition, the application, interpretation and enforcement of these laws and regulations are often uncertain, and may be interpreted and applied inconsistently from jurisdiction to jurisdiction, and inconsistently with our current policies and practices. In the European Union, the General Data Protection Regulation, or GDPR, has stringent operational requirements relating to the processing of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, increased requirements to erase an individual’s information upon request, mandatory data breach notification requirements and higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities. The GDPR also significantly increases penalties for non-compliance. The California Consumer Privacy Act, or CCPA requires companies that process information on California residents to make disclosures to consumers about their data collection, use and sharing practices, allows consumers to exercise certain rights with respect to their personal information, including requesting deletion of all such personal information, and allows consumers to opt out of the sale of personal information with third parties and provides a private right of action and statutory damages for data breaches. In addition, California voters recently approved the California Privacy Rights Act of 2020, or CPRA, that goes into effect on January 1, 2023. The CPRA will, among other things, give California residents the ability to limit the use of their sensitive information, provide for penalties for CPRA violations concerning California residents under the age of 16, and require business that process personal information that presents a significant risk to California residents’ privacy to conduct annual audits and regular risk assessments. There are also a number of legislative proposals pending before the U.S. Congress, various state legislative bodies and foreign governments concerning privacy and data protection which could affect us. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business, results of operations, and financial condition. If our privacy or data security measures fail to comply with applicable current or future laws and regulations, we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data or our marketing practices, fines or other liabilities, as well as negative publicity and a potential loss of business.

Employees and Human Capital Resources

We have a human capital planning process that strategically aligns our business needs with the goal of ensuring that we have the capability and capacity that we need. As of September 30, 2021, we had a total of 184 full-time employees, as well as a limited number of temporary employees and consultants. In building our high-performing teams, we have invested in leadership, marketing, digital and technology capabilities. Embedded in the Manscaped culture are core values that honor diversity and inclusion, which allow us to attract and retain valuable talent. Manscaped offers a competitive compensation and benefits program, and delivers opportunities for all employees to grow and develop personally, professionally and financially. We maintain a strong relationship with our employees and have never experienced a labor-related work stoppage.

Legal Proceedings

We are subject to various legal proceedings and claims that arise in the ordinary course of our business. Although the outcome of these and other claims cannot be predicted with certainty, we do not believe the ultimate resolution of the current matters will have a material adverse effect on our business, financial condition, results of operations or prospects.

Manscaped’s Management’s Discussion And Analysis Of Financial
Condition And Results Of Operations

The following discussion and analysis of the financial condition and results of operations of Manscaped Holdings, LLC (for purposes of this section, “Manscaped,” “we,” “us” and “our”) should be read together with Manscaped’s audited consolidated financial statements as of and for the fiscal years ended December 31, 2020 and 2019, and Manscaped’s unaudited consolidated financial statements as of September 30, 2021 and for the nine months ended September 30, 2021 and 2020, in each case together with the related notes thereto, included elsewhere in this proxy statement/prospectus.    Our actual results and the timing of certain events could differ materially from those anticipated in or implied by these forward-looking statements as a result of several factors, including those discussed in the section captioned “Risk Factors” and elsewhere in this proxy statement/prospectus. See also the section captioned “Forward-Looking Statements” in this proxy statement/prospectus. Certain monetary amounts, percentages, and other figures included in this section have been subject to rounding adjustments.

Overview

Manscaped is a personal lifestyle brand dedicated to below the waist grooming and overall personal hygiene. We provide a one-stop shop of innovative, diverse and comprehensive products including tools (trimmers, razors, nail kits), formulations (deodorant, body wash, toner and refresher, cologne and wipes), lifestyle (boxers, t-shirts, travel bags and mats) and pre-packaged sets inclusive of tools, formulations and/or lifestyle products for a complete grooming routine. Manscaped products are sold globally through a digitally native, omnichannel platform including our direct-to-consumer channel Manscaped.com, online marketplaces and brick and mortar retail. We predominantly sell our products in the United States, with international sales in Australia, Canada, the United Kingdom and other European countries.

The Business Combination

On November 22, 2021, the Company entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among Bright Lights Acquisition Corp. (“BLTS”), Bright Lights Parent Corp. (“ParentCo”) (whose name is expected to change to Manscaped, Inc. following the closing of the Business Combination), Mower Intermediate Holdings, Inc., a wholly owned subsidiary of BLTS (“Intermediate Holdco”), Mower Merger Sub Corp., a wholly owned subsidiary of ParentCo (“Merger Sub Corp”), and Mower Merger Sub 2, LLC (“Merger Sub LLC”), a wholly owned subsidiary of Intermediate Holdco. The Business Combination Agreement provides for, among other things, the consummation of the following transactions (the “Business Combination”): (i) BLTS and ParentCo will enter into a merger transaction pursuant to which BLTS will merge with and into ParentCo (the “ParentCo Merger”), pursuant to which the separate corporate existence of BLTS will cease and ParentCo will be the surviving corporation, (ii) Merger Sub Corp will merge with and into Manscaped, Inc., a Delaware corporation and a wholly owned subsidiary of Manscaped Holdings (“Manscaped, Inc.”), pursuant to which the separate corporate existence of Merger Sub Corp will cease and Manscaped, Inc. will be the surviving corporation and a wholly owned subsidiary of ParentCo (the “Manscaped, Inc. Merger”), (iii) pursuant to an Exchange Agreement (the “Exchange Agreement”), to be entered into by Manscaped Holdings, ParentCo and certain other parties thereto, certain holders of unvested incentive units of Manscaped Holdings shall surrender their unvested incentive units in exchange for restricted stock units of ParentCo, and immediately thereafter, all exchanged incentive units of Manscaped Holdings shall be cancelled, (iv) Manscaped, Inc. will merge with and into Merger Sub LLC (such merger, the “Second Merger” and, together with the Manscaped, Inc. Merger, the “Mergers”), with Merger Sub LLC being the surviving entity of the Second Merger (the “Surviving Entity”), and (v) following the Mergers, (x) Intermediate Holdco will contribute all of its interest in the Surviving Entity to Manscaped Holdings in exchange for limited liability company interests of Manscaped and (y) Intermediate Holdco will become the managing member of Manscaped Holdings pursuant to an amended and restated limited liability company agreement of Manscaped Holdings.

Following the consummation of the Business Combination, we anticipate ParentCo will be deemed the accounting acquirer and the combined company will be organized in an “Up-C” structure, in which substantially all of the assets and business of Manscaped will be held by Intermediate HoldCo. The combined Companies’ business will continue to operate through the subsidiaries of Intermediate HoldCo. The consideration payable to the existing equityholders of Manscaped in connection with the Business Combination will be equity consideration. Each issued and outstanding share of Manscaped, Inc. stock immediately prior to the Business Combination will be cancelled and converted into the right to receive (i) one share of ParentCo Class A Common Stock (and in the case of holders of voting units of the Company, one share of ParentCo Class B Common Stock) for total equity consideration of approximately $890 million and (ii) the contingent right to receive the applicable earnout described elsewhere in this proxy statement/prospectus.

Concurrently with the consummation of the Business Combination, it is proposed that Manscaped will enter into a tax receivable agreement (the “Tax Receivable Agreement”), in the form attached hereto as Annex O, by and among the Company and ParentCo, pursuant to which, among other things, the parties to the Tax Receivable Agreement have agreed to the allocation and payment of 85% of the actual savings, if any, in U.S. federal, state and local income tax that ParentCo may realize as a result of certain tax benefits related to the transactions contemplated by the Business Combination Agreement and future exchanges of units in the Company for ParentCo Class A Common Stock.

Impact of COVID-19

In March 2020, the World Health Organization declared coronavirus COVID-19 a global health pandemic. This contagious disease outbreak, and any related adverse public health developments, adversely affected workforces, customers, vendors, economies, and global financial markets. It disrupted the normal operations of many businesses, including retail.

We experienced an improvement in sales beginning in fiscal year 2020, at least in part due to an increase in consumer demand as consumers complied with the stay-at-home orders which caused an increase in online shopping.

During the second and third quarters of fiscal year 2021, we experienced an increase in inbound freight costs as we changed the mix of our air and ship freight carriers due to the challenges in the import market, as transpacific ships and trade lanes were overburdened with volume and experienced a significant shortage of equipment and capacity.

In the future, the pandemic may cause a material adverse impact on our operational and financial performance, including an increase in supply chain, fulfilment and freight costs, and a reduced demand for our products if it results in a recessionary global economic environment. Additionally, we cannot provide assurances that increases in demand will continue and may see a decline in online shopping and demand for our products when the COVID-19 pandemic subsides, which could adversely affect our business, financial condition, and results of operations.

Components of Results of Operations

Net Sales

We generate revenue through the sale of a variety of products, including tools (trimmers, razors, nail kits), formulations (deodorant, body wash, toner and refresher, cologne and wipes), lifestyle (boxers, t-shirts, travel bag and mats), and pre-packaged sets that include combinations of tools, formulations, and/or lifestyle products. We deduct discounts, chargebacks, and refunds to arrive at net sales. Our products are sold through three distinct sales channels: Direct-to-Consumer, Marketplace, and Retail.

Cost of Sales

Cost of sales primarily consists of purchase price of inventory sold, inbound freight costs associated with inventory, storage and receiving fees, kitting and fulfillment costs, shipping and handling costs, and transaction and merchant fees.

Gross Profit and Gross Margin

Gross profit represents net sales less cost of sales. Gross margin is gross profit expressed as a percentage of net sales. Our gross margin may in the future fluctuate from period to period based on a number of factors, including the mix of products we sell, channel through which we sell our products, innovation initiatives we undertake in each product category, promotional environment in the marketplace, manufacturing costs, commodity prices and transportation rates, among other factors.

Operating Expenses

Our operating expenses consist of marketing and selling and general and administrative expenses.

Marketing and Selling Expenses

Marketing and selling expenses are related to advertising costs, including digital advertising on ad platforms, endorsements on podcasts and social media channels, television commercials, sports marketing partnerships, direct mail, out of home, direct to publisher digital content placements, and related design costs. Marketing and selling expenses also include payroll and shared-based compensation costs, and customer support services. We expect marketing and selling expenses to continue to increase in absolute dollars as we continue to expand brand awareness, introduce new product innovation across multiple product categories and implement new marketing strategies.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs, including salaries, benefits, and share-based compensation costs. General and administrative expenses also include legal and professional fees, consulting services, research and development costs, facilities and office expenses, insurance, and technology fees. We expect our general and administrative expenses to increase in absolute dollars as we continue to grow our business and organizational capabilities. We also anticipate that we will incur additional costs for employees and third-party professional fees related to our preparation to become and operate as a public company. Following the completion of this offering, we also expect to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations, and increased expenses for insurance, investor relations and professional services.

Interest Expense

Interest expense primarily consists of interest incurred under the revolving loan, line of credit, term loan, convertible notes, and amortization of debt issuance costs.

Other Expenses

Other expenses primarily consist of legal settlement expenses and foreign currency exchange gains and losses relating to transactions denominated in currencies other than the U.S. dollar. We expect our foreign currency gains and losses to continue to fluctuate in the future due to an increase in the volume of foreign currency transactions and potential changes of foreign currency exchange rates.

Provision for Income Taxes

Our income tax provision consists primarily of U.S. federal and state income taxes. We maintain a full valuation allowance for our federal and state deferred tax assets, including net operating loss carryforwards, as we have concluded that it is not more likely than not that the deferred tax assets will be realized.

Results of Operations

The following table sets forth our consolidated statements of operations data for each of the periods indicated (in thousands):

	Years Ended December 31,		Nine Months Ended September 30,
	2020	2019	2021	2020
Net sales	$210,659	$65,048	$212,301	$138,113
Cost of sales	105,388	26,932	105,605	69,409
Gross profit	105,271	38,116	106,696	68,704
Operating expenses:
Marketing and selling expenses	103,434	40,871	207,373	71,875
General and administrative expenses	54,072	17,126	158,778	34,708
Total operating expenses	157,506	57,997	366,151	106,583
Loss from operations	(52,235)	(19,881)	(259,455)	(37,879)
Other expenses:
Interest expense	332	478	2,548	237
Other expenses	48	1,000	207	5
Total other expenses	380	1,478	2,755	242
Loss before income taxes	(52,615)	(21,359)	(262,210)	(38,121)
Provision for income taxes	1,562	1	1,014	667
Net loss	$(54,177)	$(21,360)	$(263,224)	$(38,788)

The following table sets forth our consolidated statements of operations data expressed as a percentage of net sales:

	Years Ended December 31,		Nine Months Ended September 30,
	2020	2019	2021	2020
Net sales	100.0%	100.0%	100.0%	100.0%
Cost of sales	50.0	41.4	49.7	50.3
Gross profit	50.0	58.6	50.3	49.7
Operating expenses:
Marketing and selling expenses	49.1	62.8	97.7	52.0
General and administrative expenses	25.7	26.3	74.8	25.1
Total operating expenses	74.8	89.1	172.5	77.1
Loss from operations	(24.8)	(30.5)	(122.2)	(27.4)
Other expenses:
Interest expense	0.2	0.7	1.2	0.2
Other expenses	0.0	1.5	0.1	0.0
Total other expenses	0.2	2.2	1.3	0.2
Loss before income taxes	(25.0)	(32.7)	(123.5)	(27.6)
Provision for income taxes	0.7	0.0	0.5	0.5
Net loss	(25.7)%	(32.7)%	(124.0)%	(28.1)%

Comparison of the Nine Months Ended September 30, 2021 and 2020

Net Sales

	Nine Months Ended September 30,		$ Change	% Change
	2021	2020
	(dollars in thousands)
By geographic location
United States	$168,030	$123,629	$44,401	35.9%
International	44,271	14,484	29,787	205.7
Total revenue	$212,301	$138,113	$74,188	53.7%

Net sales increased by $74.2 million, or 53.7%, for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020. United States net sales increased $44.4 million, or 35.9%, resulting from growth across all channels, driven primarily by investment in marketing strategies, increased brand awareness and market penetration. United States net sales increased across the Direct-to-Consumer, Marketplace, and Retail channels by $12.6 million, $17.7 million, and $14.1 million, respectively.

International net sales increased by $29.8 million, or 205.7%, driven by investment in marketing strategies and geographic expansion. International net sales increased across the Direct-to-Consumer, Marketplace, and Retail channels of $25.9 million, $3.7 million, and $0.2 million, respectively.

Cost of Sales and Gross Profit

	Nine Months Ended September 30,		$ Change	% Change
	2021	2020
	(dollars in thousands)
Cost of sales	$105,605	$69,409	$36,196	52.1%
Gross profit	$106,696	$68,704	$37,992	55.3%

Cost of sales increased by $36.2 million, or 52.1%, for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020. The increase in cost of sales was primarily due to an increase in sales volume that drove increases in product costs of $22.0 million, shipping costs of $4.4 million, transaction and merchant fees of $7.4 million, and kitting and fulfillment costs of $2.4 million.

Gross profit increased by $38.0 million or 55.3%, and gross margin increased to 50.3% from 49.7% for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020, respectively. The increase in gross profit was driven by greater sales volume and the growth in margin was primarily due to a reduction in shipping and handling of 230 basis points, offset by an increase in transaction and merchant fees 110 basis points and increase in product cost of 60 basis points.

Operating Expenses

Marketing and Selling Expenses

	Nine Months Ended September 30,		$ Change	% Change
	2021	2020
	(dollars in thousands)
Marketing and selling expenses	$207,373	$71,875	$135,498	188.5%

Marketing and selling expenses increased by $135.5 million, or 188.5%, for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020. The change was primarily driven by an increase in the fair value of incentive units and additional incentive units vesting of $114.4 million, and a greater investment in media and advertising spend of $14.1 million as we expanded our presence through ad platforms, influencer relationships, partnerships, sponsorships, and media channels. In addition, there were increases of $3.4 million for personnel costs resulting from an expanded employee base, $1.3 million for content creation, $1.0 million for retail displays,

$0.7 million for outside services and commissions, and $0.6 million for various other expenses. Costs associated with marketing and selling activities as a percentage of net sales increased from 52.0% to 97.7%, primarily driven by an increase in the fair value of share-based compensation liabilities and vesting of incentive units.

General and Administrative Expenses

	Nine Months Ended September 30,		$ Change	% Change
	2021	2020
	(dollars in thousands)
General and administrative expenses	$158,778	$34,708	$124,070	357.5%

General and administrative expenses increased by $124.1 million, or 357.5%, for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020. The increase was primarily due to an increase in the fair value of incentive units and additional incentive units vesting of $112.0 million, personnel costs of $4.1 million resulting from an expanded employee base, professional fees of $5.9 million driven by non-recurring legal and accounting costs of $3.3 million, penalties of $0.7 million related to chargebacks, facilities and office expenses of $0.4 million, and $1.0 million for various other expenses. Costs associated with general and administrative activities as a percentage of net sales increased from 25.1% to 74.8%, primarily driven by an increase in the fair value of share-based compensation liabilities and vesting of incentive units.

Interest Expense

	Nine Months Ended September 30,		$ Change	% Change
	2021	2020
	(dollars in thousands)
Interest expense	$2,548	$237	$2,311	975.1%

Interest expenses increased by $2.3 million, or 975.1%, for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020. The increase was primarily due to interest in connection with our term loan entered into on December 31, 2020.

Other Expenses

	Nine Months Ended September 30,		$ Change	% Change
	2021	2020
	(dollars in thousands)
Other expenses	$207	$5	$202	4,040.0%

Other expenses increased by $0.2 million, or 4,040%, for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020. The increase was primarily due to foreign exchange transaction and translation adjustments.

Provision for Income Taxes

	Nine Months Ended September 30,		$ Change	% Change
	2021	2020
	(dollars in thousands)
Provision for income taxes	$1,014	$667	$347	52.0%

The provision for income taxes increased by $0.3 million, or 52.0%, for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020, due to an increase in federal and state taxes primarily related to increased revenues and increased book to tax adjustments including an increase in the permanent difference related to share-based compensation.

Comparison of the Years Ended December 31, 2020 and 2019

Net Sales

	Years Ended December 31,		$ Change	% Change
	2020	2019
	(dollars in thousands)
By geographic location:
United States	$182,188	$64,917	$117,271	180.6%
International	28,471	131	28,340	21,633.6
Total sales	$210,659	$65,048	$145,611	223.9%

Net sales increased $145.6 million, or 223.9%, for the year ended December 31, 2020 as compared to the year ended December 31, 2019. United States net sales increased $117.3 million, or 180.6%, resulting from growth across all channels, driven primarily by investment in marketing strategies along with new product introductions, brand awareness and market penetration. United States net sales increased across the Direct-to-Consumer, Marketplace, and Retail channels by $77.1 million, $23.1 million, and $17.1 million, respectively.

International net sales increased $28.3 million, or 21,633.6%, driven by primarily by geographic expansion in the Direct-to-Consumer and Marketplace channels by $26.1 million and $2.2 million, respectively.

Cost of Sales and Gross Profit

	Years Ended December 31,		$ Change	% Change
	2020	2019
	(dollars in thousands)
Cost of sales	$105,388	$26,932	$78,456	291.3%
Gross profit	$105,271	$38,116	$67,155	176.2%

Cost of sales increased by $78.5 million, or 291.3%, for the year ended December 31, 2020 as compared to the year ended December 31, 2019. The increase in cost of sales was primarily due to an increase in sales volume that drove an increase in product costs of $41.5 million. In addition, an increase in sales volume resulted in increases to shipping and handling costs of $17.8 million, transaction and merchant fees of $10.6 million, and kitting and fulfillment costs of $8.6 million.

Gross profit increased by $67.2 million, or 176.2%, for the year ended December 31, 2020 as compared to the year ended December 31, 2019, and gross margin decreased from 58.6% to 50.0%. The increase in gross profit was driven by greater sales volume and the change in margin was primarily due to a change in product mix and the establishment of expanded logistics capabilities.

Operating Expenses

Marketing and Selling Expenses

	Years Ended December 31,		$ Change	% Change
	2020	2019
	(dollars in thousands)
Marketing and selling expenses	$103,434	$40,871	$62,563	153.1%

Marketing and selling expenses increased by $62.6 million, or 153.1%, for the year ended December 31, 2020 as compared to the year ended December 31, 2019. The increase was primarily driven by a greater investment in media and advertising spend of $48.4 million as we expanded our presence through ad platforms, influencer relationships and media channels. In addition, there were increases of $9.8 million due to the change in fair value of incentive units and additional incentive units vesting, $2.7 million for personnel costs resulting from an expanded employee base, $1.1 million for content creation, $0.9 million for outside services and commissions, and offset by a reduction of $0.3 million for various other expenses. Costs associated with marketing and selling activities as a percentage of net sales declined from 62.8% to 49.1%, primarily driven by an increase in repeat customer sales and our expansion into the Retail channel.

General and Administrative Expenses

	Years Ended December 31,		$ Change	% Change
	2020	2019
	(dollars in thousands)
General and administrative expenses	$54,072	$17,126	$36,946	215.7%

General and administrative expenses increased by $36.9 million, or 215.7%, for the year ended December 31, 2020 as compared to the year ended December 31, 2019. The increase was primarily due to an increase in the fair value of incentive units and additional incentive units vesting of $29.1 million, personnel costs of $4.0 million resulting from an expanded employee base, professional fees of $1.2 million driven by legal costs, consulting services of $0.5 million, facilities and office expenses of $0.9 million, software and technology costs of $0.6 million, and $0.7 million for various other expenses.

Interest Expense

	Years Ended December 31,		$ Change	% Change
	2020	2019
	(dollars in thousands)
Interest expense	$332	$478	$(146)	(30.5)%

Interest expense decreased by $0.1 million, or 30.5%, for the year ended December 31, 2020 as compared to the year ended December 31, 2019. The decrease was primarily due to a lower average debt balance in 2020, the repayment of the Revolving Loan in August 2020 and the conversion of the convertible notes to Series A-1 preferred units in February 2020, both of which carried higher interest rates than the Line of Credit we entered into in August 2020.

Other Expenses

	Years Ended December 31,		$ Change	% Change
	2020	2019
	(dollars in thousands)
Other expenses	$48	$1,000	$(952)	(95.2)%

Other expenses decreased by $1.0 million, or 95.2%, for the year ended December 31, 2020 as compared to the year ended December 31, 2019, primarily due to the expense associated with a legal settlement agreement entered into in December 2019 and for which we recorded $1.0 million in settlement expenses for the year ended December 31, 2019.

Provision for Income Taxes

	Years Ended December 31,		$ Change	% Change
	2020	2019
	(dollars in thousands)
Provision for income taxes	$1,562	$1	$1,561	156,100.0%

The provision for income taxes increased by $1.6 million for the year ended December 31, 2020 as compared to the year ended December 31, 2019, due to an increase in federal and state taxes primarily related to increased revenues and increased book to tax adjustments including an increase in the permanent difference related to share-based compensation. We did not recognize any foreign taxes for the years ended December 31, 2020 or 2019.

Non-GAAP Financial Measures

We prepare and present our consolidated financial statements in accordance with U.S. GAAP. However, management believes that Adjusted EBITDA, a non-GAAP financial measure, provides investors with additional useful information in evaluating our performance, as these measures are regularly used by security analysts, institutional investors and other interested parties in analyzing operating performance and prospects. This non-GAAP measure is not intended to be a substitute for any U.S. GAAP financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

We calculate and define Adjusted EBITDA as net loss, adjusted to exclude: (1) interest expense, (2) provision for income taxes, (3) depreciation and amortization, (4) share-based compensation costs, (5) cost of excess credit card chargebacks and (6) non-recurring legal settlement charges.

Adjusted EBITDA is a financial measure that is neither required by nor presented in accordance with U.S. GAAP. We believe that Adjusted EBITDA, when taken together with our financial results presented in accordance with U.S. GAAP, provides meaningful supplemental information regarding our operating performance and facilitates internal comparisons of our historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations, or outlook. In particular, we believe that the use of Adjusted EBITDA is helpful to our investors as it is a measure used by management in assessing the health of our business and evaluating our operating performance, as well as for internal planning and forecasting purposes.

Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with U.S. GAAP. Some of the limitations of Adjusted EBITDA include that (1) it does not reflect capital commitments to be paid in the future, (2) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and adjusted EBITDA does not reflect these capital expenditures, (3) it does not reflect tax payments that may represent a reduction in cash available to us and (4) does not include certain non-recurring cash expenses that we do not believe are representative of our business on a steady-state basis. In addition, our use of Adjusted EBITDA may not be comparable to similarly titled measures of other companies because they may not calculate Adjusted EBITDA in the same manner, limiting its usefulness as a comparative measure. Because of these limitations, when evaluating our performance, you should consider Adjusted EBITDA alongside other financial measures, including our net loss and other results stated in accordance with U.S. GAAP.

The following table presents a reconciliation of net loss, the most directly comparable financial measure stated in accordance with U.S. GAAP, to Adjusted EBITDA, for each of the periods presented (in thousands):

	Year ended December 31,		Nine Months Ended September 30,
	2020	2019	2021	2020
Net loss	$(54,177)	$(21,360)	$(263,224)	$(38,788)
Interest expense	332	478	2,548	237
Provision for income taxes	1,562	1	1,014	667
Depreciation and amortization	52	13	83	24
Share-based compensation costs	57,079	18,243	263,480	37,051
Cost on excess chargebacks(1)	—	—	1,035	—
Non-recurring charges(2)	—	1,000	3,301	—
Adjusted EBITDA	$4,848	$(1,625)	$8,237	$(809)

____________

(1)      relates to additional chargeback costs incurred during a six-month period, including credit card company penalties of $.7 million, as a result of a temporary change in our credit card monitoring software vendor. In July 2021, we reverted to our original monitoring system and software, which eliminated these incremental costs.

(2)      includes non-recurring legal and accounting professional fees with respect to the merger agreement entered into with Bright Lights Acquisition Corp. on November 22, 2021 of $3.3 million for the nine months ended September 30, 2021 and $1.0 million legal settlement fees for the year ended December 31, 2019.

Liquidity and Capital Resources

Since inception, we have funded our operations with proceeds from sales of our products and debt and equity financing. We had cash and cash equivalents of approximately $15.0 million and $41.2 million as of September 30, 2021 and December 31, 2020, respectively. We believe that our cash and cash equivalents and proceeds from borrowings, will be sufficient to fund our operating expenses for at least the next 12 months.

Our future capital requirements will depend on many factors, including our revenue growth rate, our global footprint, the expansion of our marketing activities, the timing and extent of spending to support product development efforts, the introduction of new and enhanced products and the continued market adoption of our products. We may be required to seek additional equity or debt financing. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued product innovation, we may not be able to compete successfully, which would harm our business, operations, and financial condition.

Our contractual obligations as of December 31, 2020 include debt, net of debt issuance costs, of $26.9 million and operating lease obligations of $10.4 million, reflecting the minimum commitments for our office and warehouse spaces. See Note 7 and 10 to our audited consolidated financial statements included elsewhere in this proxy statement/prospectus for more information on our debt and lease obligations, respectively, including the scheduled maturities and timing of cash payments related to these obligations.

At September 30, 2021, there were no material changes in our contractual obligations as reported in the consolidated financial statements for the year ended December 31, 2020.

While we may experience reductions in our revenue in the near term as a result of the COVID-19 pandemic or otherwise, as long-term revenue from sales of our current and future products is expected to grow, we expect our accounts receivable and inventory balances to increase. Any increase in accounts receivable and inventory may not completely offset increases in accounts payable and other current liabilities, which could result in greater working capital requirements.

Cash Flows

Comparison of the Nine Months Ended September 30, 2021 and September 30, 2020 (Unaudited)

The following table presents net cash from operating, investing and financing activities (in thousands):

	Nine Months Ended September 30,
	2021	2020
Net cash used in operating activities	$(23,147)	$(31,335)
Net cash used in investing activities	(3,041)	(622)
Net cash provided by financing activities	—	38,731
Net (decrease)/increase cash, cash equivalents and restricted cash	(26,188)	6,774
Cash and cash equivalents and restricted cash, beginning of period	41,969	3,787
Cash and cash equivalents and restricted cash, end of period	$15,781	$10,561

Operating Activities

Net cash flows in operating activities represent the cash receipts and disbursements related to our activities other than investing and financing activities.

Net cash flows used in operating activities is derived by adjusting our net loss for:

•        non-cash operating items such as depreciation and amortization, amortization of debt issuance costs, and share-based compensation costs

•        changes in operating assets and liabilities which reflect timing differences between the receipt and payment of cash associated with transactions

For the nine months ended September 30, 2021, net cash used in operating activities was $23.1 million. The net cash used in operating activities consisted of net loss of $263.2 million adjusted for non-cash charges totaling $264.3 million and a net decrease of $24.2 million in our net operating assets and liabilities. The decrease in our net operating assets and liabilities was driven by the change in inventories of $19.4 million, accounts receivable of $3.2 million, other assets of $0.2 million, and prepaid expenses and other current assets of $12.4 million. The decrease in our net operating assets and liabilities was partially offset by the changes in accounts payable of $3.7 million and other current liabilities of $7.2 million related to increased expenditures to support general business growth, as well as the timing of payments.

For the nine months ended September 30, 2020, net cash used in operating activities was $31.3 million. The net cash used in operating activities consisted of net loss of $38.8 million adjusted for non-cash charges totaling $37.1 million and a net decrease of $29.6 million in our net operating assets and liabilities. The decrease in our net operating assets and liabilities was driven by the change in inventories of $22.1 million, accounts receivable of $6.0 million, other long term liabilities of $0.1 million, prepaid expenses and other current assets of $2.4 million, and the settlement of share-based compensation liabilities of $13.3 million. The decrease in our net operating assets and liabilities was partially offset by the changes in accounts payable of $5.2 million and other current liabilities of $9.0 million related to increased expenditures to support general business growth, as well as the timing of payments.

Investing Activities

Net cash used in investing activities of $3.0 million for the nine months ended September 30, 2021 was primarily due to purchases of property and equipment of $2.7 million, trademark acquisition of $0.2 million, and website development costs of $0.1 million.

Net cash used in investing activities of $0.6 million for the nine months ended September 30, 2020 was due to purchases of property and equipment of $0.5 million and website development costs of $0.1 million.

Financing Activities

Net cash provided by financing activities of $38.7 million for the nine months ended September 30, 2020 consisted of proceeds from the issuance of Series A units of $35.8 million and line of credit borrowings of $7.0, partially offset by repayments on the revolving loan of $4.0 million and issuance costs of $0.1 million.

Comparison of the Years Ended December 31, 2020 and December 31, 2019

The following table presents net cash from operating activities, investing activities and financing activities (in thousands):

	Years Ended December 31,
	2020	2019
Net cash used in operating activities	$(19,749)	$(4,060)
Net cash used in investing activities	(695)	(117)
Net cash provided by financing activities	58,626	7,265
Net increase cash, cash equivalents and restricted cash	38,182	3,088
Cash and cash equivalents and restricted cash, beginning of period	3,787	699
Cash and cash equivalents and restricted cash, end of period	$41,969	$3,787

Operating Activities

For the year ended December 31, 2020, net cash used in operating activities was $19.7 million. The net cash used in operating activities consisted of net loss of $54.2 million adjusted for non-cash charges totaling $57.2 million and a net decrease of $22.7 million in our net operating assets and liabilities. The decrease in our net operating assets and liabilities was driven by the change in inventories of $15.6 million, accounts receivable of $5.6 million, prepaid expenses and other current assets of $3.7 million, and the settlement of share-based compensation liabilities of $13.3 million. The decrease in our net operating assets and liabilities was partially offset by the changes in other long-term obligations of $0.5 million, and accounts payable and other current liabilities of $15.0 million related to increased expenditures to support general business growth, as well as the timing of payments.

For the year ended December 31, 2019, net cash used in operating activities was $4.1 million. The net cash used in operating activities consisted of net loss of $21.4 million adjusted for non-cash charges totaling $18.3 million and a net decrease of $1.0 million in our net operating assets and liabilities. The decrease in our net operating assets and liabilities was driven by the change in inventories of $5.9 million, accounts receivable of $1.9 million, and prepaid expenses and other current assets of $1.1 million. The decrease in our net operating assets and liabilities was partially offset by the changes in other long-term liabilities of $0.8 million, and accounts payable and other current liabilities of $7.2 million related to increased expenditures to support general business growth, as well as the timing of payments.

Investing Activities

Net cash used in investing activities of $0.7 million for the year ended December 31, 2020 was primarily due to purchases of property and equipment.

Net cash used in investing activities of $0.1 million for the year ended December 31, 2019 was due to purchases of property and equipment.

Financing Activities

Net cash provided by financing activities of $58.6 million for the year ended December 31, 2020 consisted of proceeds from the issuance of Series A preferred units of $35.8 million and term loan proceeds and borrowings under our line of credit of $27.0 million, partially offset by payments on the revolving loan of $4.0 million and issuance costs of $0.2 million.

Net cash provided by financing activities of $7.3 million for the year ended December 31, 2019 consisted of proceeds from the issuance of convertible notes and borrowings under our revolving loan of $7.9 million, partially offset by payments on the revolving loan of $0.2 million and from related parties of $0.4 million.

Critical Accounting Policies and Estimates

We believe that the following accounting policies involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of our operations. See Note 2 to our audited consolidated financial statements and Note 2 to our unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus for a description of our other significant accounting policies. The preparation of our consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and judgments that affect the amounts reported in those financial statements and accompanying notes. The future effects of the COVID-19 pandemic on our results of operations, cash flows and financial position are unclear. However, we believe we have used reasonable estimates and assumptions in preparing the unaudited consolidated financial statements. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.

Revenue Recognition

We sell products through Direct-to-Consumer, Marketplace, and Retail sales channels. Revenue is recognized when control of a promised good transfers to a customer, in an amount that reflects the consideration to which we expect to be entitled in exchange for transferring the products. Control of the goods is transferred upon shipment to or pick-up by the end customer with adjustments to net sales for estimated returns, chargebacks, and allowances for other deductions.

Discounts are considered fixed consideration and represent a fixed reduction to revenue for each performance obligation. The sales returns and chargebacks allowance are considered to be contingent and represents a component of variable consideration. The estimated consideration reflects potential sales returns and chargebacks as a reduction in the transaction price. We have determined that the expected value method will provide the best predictor for a refund liability associated with sales returns and chargebacks. The expected value method estimates variable consideration based on the range of possible outcomes and the probabilities of each outcome and is most appropriate when an entity has a large number of contracts that have similar characteristics. The estimate is recorded in total for sales transactions recorded in the current period and, in effect, represents a reduction in the transaction price at the time of sale.

Returned products are valued based upon the amount that we expect to realize upon their subsequent disposition. Actual returns may differ significantly, either favorably or unfavorably, from the estimates if factors such as product discontinuances, customer inventory levels or competitive conditions differ from the estimates and expectations and, in the case of actual product returns, if economic conditions differ significantly from the estimates and expectations.

We offer product warranties generally for one year for subscriptions and 90 days for regular purchases. Such warranties require us to replace defective products returned to us during the warranty period at no cost to the customer. We record an estimate for warranty-related costs at the time of sale based on our historical and estimated future product return rates and expected replacement costs. While such costs have historically been within management’s expectations and the provisions established, unexpected changes in failure rates could have a material adverse impact on us, requiring additional warranty reserves, and could adversely affect our gross profit and gross margins.

Principal vs. Agent Considerations

We evaluated principal versus agent considerations to determine whether it is appropriate to record seller fees paid to online marketplaces as an expense or as a reduction of revenue. Key indicators that we evaluate in determining whether we are the principal in the sale (gross reporting) or an agent (net reporting) include, but are not limited to:

•        which party has inventory risk before products are transferred to customers or after transfer of control to customers (since customers have a right of return); and

•        which party has discretion in establishing the price for the specified goods.

Based on our evaluation of the above indicators, seller fees charged by online marketplaces are not recorded as a reduction of revenue and instead as (1) marketing and selling expenses for marketing fees and (2) cost of sales for logistics fees.

Share-based Compensation

We measure share-based compensation costs for incentive units granted to our employees and non-employees on the date of grant and recognize the corresponding compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective award, or upon issuance for fully vested awards.

The incentive units are classified as a liability on the consolidated balance sheets. Each reporting period, we reassess the liability based on the valuations performed for the incentive units and record any change in fair value as either an increase or reduction to share-based compensation costs.

We recognize compensation cost on a straight-line basis for time-vesting incentive units for the entire award over the service vesting period. We will recognize the initial liability at fair value and re-measure this liability at each reporting period. The compensation cost recorded will be adjusted for the change in the fair value of the liability for each reporting period until settlement of the liability. We account for forfeitures in the period when such forfeitures occur.

Determining the fair value of stock-based awards requires judgment. To determine fair value on the reporting date, we utilized a Black-Scholes Option-Pricing Method as of December 31, 2020 and 2019. This approach models the various classes of equity securities as a series of call options with exercise prices based on the liquidation preference and conversion behavior of the different classes of equity. The value of the incentive units can then be inferred by analyzing these options and allocating the equity value to the incentive units. Because the Company is not publicly traded, the equity value has been determined using a combination of market and income-based approaches. The income approach is based on a discounted debt-free cash flows model. The market approach is based on the identification of publicly traded companies that are similar to the Company wherein pricing multiples of publicly traded companies are applied to the relevant financial metrics of the Company. In arriving at the fair value of the incentive units, a discount for lack of marketability is applied.

As of September 30, 2021, we utilized the Probability Weighted Expected Return Method (PWERM) to value the incentive units. PWERM is an analysis of future values of a company for several likely liquidity scenarios that include a sale or merger, an initial public offering, as well as a company’s enterprise value assuming the absence of a liquidity event.

The determination of share-based compensation cost is inherently uncertain and subjective and involves the application of valuation models and assumptions requiring the use of judgment. If factors change and different assumptions are used, stock-based compensation expense and net losses could be significantly different.

Income Taxes

Manscaped Holdings, LLC is taxed as a partnership, while Manscaped, Inc. is treated as a C corporation for income tax purposes. Manscaped, Inc. uses the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable in the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Management must make assumptions, judgments and estimates to determine our current provision for income taxes and also our deferred tax assets and liabilities. The deferred tax assets are reduced by a valuation allowance if, based upon all available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Establishing, reducing or increasing a valuation allowance in an accounting period generally results in an increase or decrease in tax expense in the statement of operations. We must make significant judgments to determine the provision for income taxes, deferred tax assets and liabilities, unrecognized tax benefits and any valuation allowance to be recorded against deferred tax assets.

Our assumptions, judgments and estimates relative to the current provision for income taxes consider current tax laws and our interpretation of current tax laws. We are subject to examination of our income tax returns by the U.S. Internal Revenue Service and other domestic tax authorities.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this proxy statement/prospectus for additional details regarding recent accounting pronouncements.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates, foreign currency exchange rates, and inflation risk.

Interest Rate Risk

We are sensitive to interest rate fluctuations as a result of borrowings under our line of credit and term loan. At September 30, 2021, we had $7.0 million outstanding under our line of credit and a $20.6 million outstanding balance on our term loan. At December 31, 2020, we had $7.0 million outstanding under our line of credit and a $19.9 million outstanding balance on our term loan.

A hypothetical 100 basis point change in interest rates would not result in a material impact on our consolidated financial statements for the nine months ended September 30, 2021 and for the year ended December 31, 2020.

Foreign Currency Exchange Risk

Our reporting currency is the U.S. dollar. Gains or losses due to transactions in foreign currencies are reflected in the consolidated statements of operations under the line item other expenses. We have not engaged in the hedging of foreign currency transactions to date, although we may choose to do so in the future. We do not believe that an immediate 10% increase or decrease in the relative value of the U.S. dollar to other currencies would have a material effect on our consolidated financial statements.

Inflation Risk

We do not believe that the rise in inflation has had a material effect on our business, financial condition, or results of operations. If our costs become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, and operating results.

Management Of ParentCo Following The Business Combination23

The following sets forth certain information, as of December 31, 2020, concerning the persons who are expected to serve as directors and executive officers of ParentCo following the consummation of the Business Combination and assuming the election of the nominees at the Special Meeting as set forth in “Director Election Proposal” as well as certain key employees of Manscaped. Two additional directors are expected to be appointed prior to Closing.

Name	Age	Position
Executive Officers
Paul Tran	38	Chief Executive Officer, Director, Chairman
Kevin Datoo	46	President, Chief Operating Officer, Director
Phillip Unthank	48	Chief Financial Officer
Ty Shay	50	Chief Growth Officer
Kody Diaz	45	Secretary

Non-Employee Directors
Michael Mahan(1),(2),(3)	45	Director
Evan Richter(1),(2),(3)	35	Director
Richard Thompson(1),(2),(3)	67	Director

Key Employees
Ryan Fiore	38	Senior Vice President Marketing
Marcelo Kertész	47	Senior Vice President Content, Brand and Design

____________

(1)      Member of the Audit Committee.

(2)      Member of the Nominating and Corporate Governance Committee.

(3)      Member of the Compensation Committee.

Executive Officers

Paul Tran has served as the Founder and Chief Executive Officer of Manscaped since the company’s inception in 2016. Mr. Tran is a visionary and entrepreneur with subject expertise in strategy, product innovation, and technology. Having founded and sold multiple businesses in both physical products and software from 2010 to 2016, Mr. Tran is skilled across a variety of business ventures, both B2B and B2C alike. Manscaped is his most notable venture yet. Mr. Tran launched the business around a vast white space in men’s grooming and rapidly scaled the company to become a leading global consumer lifestyle brand. He studied business and computer science at the University of Southern California. We believe Mr. Tran’s background of founding and scaling business and his ability to recognize market opportunities will make him a valuable member of our board of directors.

Kevin Datoo has served as President of Manscaped since June 2021 and as Chief Operating Officer at the company since September 2019. Mr. Datoo served as Chief Operating Officer and Interim Chief Technology Officer at Dollar Shave Club (DSC), which sold to Unilever for $1 billion during his tenure, from April 2012 to December 2018, Mr. Datoo has extensive knowledge and experience helping disruptive brands scale to maturity. Prior to DSC, he served as Vice President of Corporate Development at Fox Interactive Media (FIM) from December 2005 to December 2009 and Senior Vice President of News Digital Media Operations at News Corporation from January 2010 to February 2012. He holds a BS from Swarthmore (PA) College and an MBA from UCLA’s Anderson School of Business. We believe Mr. Datoo’s operations experiences across a variety of industries will make him a valuable member of our board of directors.

Phillip Unthank has served as Chief Financial Officer of Manscaped since June 2021 and as Vice President of Finance since April 2020. With more than 15 years of experience in corporate accounting, financial reporting, auditing, treasury, taxation, and finance department management, Mr. Unthank has an extensive proven background in the development and execution of corporate finance operations. Prior to Manscaped, he served as Vice President of Finance and Accounting at NP Digital & NP Accel from May 2019 to April 2020 and Sr. Director of Finance and Accounting at Nixon from July 2014 to May 2019. Mr. Unthank received his MBA from Arizona State University and his BS from Plymouth University (UK) as well as a BA of Law (LLB) from Nottingham Trent University (UK).

Ty Shay has served as Chief Growth Officer of Manscaped since August 2021. With more than 20 years of experience leading transformational growth and executing strategic global marketing initiatives, Mr. Shay has comprehensive knowledge and understanding of revenue and business growth. Previously, Mr. Shay was the President and Head of Growth at Home Care Assistance, the largest premium home care provider in the U.S., from 2019-2021, and was the Global CMO of Norton LifeLock from 2015 to 2019 after Symantec’s (NYSE: SYMC) $2.3B acquisition of LifeLock (NYSE: LOCK). Earlier, Mr. Shay successfully scaled a number of brands with successful outcomes including online insurance giant, Esurance, sold to Allstate, and discount travel site, Hotwire, sold to IAC/Expedia. He started his marketing career at industry giants Procter & Gamble and Clorox and earned his MBA from Stanford Graduate School of Business and his BS in Accounting from University of Illinois.

Kody Diaz has served as Vice President of Legal of Manscaped since June 2020. Mr. Diaz has an extensive background in the industrial equipment and automotive industries, having served as Products Liability Counsel, Managing Counsel and General Counsel at Toyota Material Handling USA, a subsidiary of Toyota Industries Corporation. He played an integral role in the company’s Legal Department as the second attorney hired, and oversaw contracts, compliance, acquisitions, litigation, marketing and more for over a decade before joining Kia Motors America as Corporate Counsel. He augmented his expertise by then entering the consumer electronics industry, joining Bourns as Director of Worldwide Contracts, followed by Sound United as Senior Corporate Counsel and Interim General Counsel. Here, he added intellectual property, managing a worldwide patent and trademark portfolio, as well as insurance and risk management to his skillset. Mr. Diaz earned his JD from University of San Diego School of Law and his BA in Political Science from University of California at Santa Barbara.

Non-Employee Directors

Michael Mahan has served as BLTS’ Chief Executive Officer since September 2020 and has served as a director since completion of BLTS’ initial public offering. Mr. Mahan is currently the Vice Chairman (advisory role) for dick clark productions (dcp), previously having served as Chief Executive Officer and/or President of the company for the past seven years. Prior to dick clark productions, Mr. Mahan was President of the TV Guide Network and tvguide.com. He joined the company in 2009 as Executive Vice President of Corporate Development before becoming President and led the organization on behalf of One Equity Partners (JP Morgan) and Lionsgate. Prior to TV Guide, Mr. Mahan led corporate and business development efforts for dcp. He previously worked in private equity where Mr. Mahan led and managed a number of investments on behalf of Caisse de dépôt. Mr. Mahan also worked in digital media, specifically with eWanted.com and Checkout.com. He began his career as an investment banker at Bear Stearns after graduating from UCLA with a Bachelor of Science degree in Business and Economics. Mr. Mahan is currently an owner/investor in a number of media, sports, gaming and consumer companies, including: Los Angeles Football Club, Oklahoma City Dodgers, Axiomatic (Team Liquid), Epic Games, Aviation Gin, and LovePop. We believe Mr. Mahan’s extensive entertainment experience as well as his senior leadership experience and broad network makes him a valuable member of our board of directors.

Richard Thompson is an entrepreneur and investor who has a passion for identifying new technology, consumer trends, and investment opportunities. Mr. Thompson co-founded several companies including Funzio (acquired by GREE in 2012), Playdom (acquired by The Walt Disney Company in 2010), Adify (acquired by Cox in 2008), and Flycast (IPO in 1999 and acquired by CMGI in 2000). Prior to his career as an entrepreneur, Mr. Thompson was the first engineer at Octel Communication, which was sold to Lucent in 1997. Mr. Thompson is a graduate of the University of California in Santa Cruz, where he earned his bachelor’s degree. He also holds an MBA from the Wharton School of the University of Pennsylvania. We believe Mr. Thompson’s varied experiences growing and leading organizations and deep network will make him a valuable member of our board of directors.

Evan Richter has more than a decade of experience leadings VCs and corporate venture groups. He currently holds the position of both Co-Founder and Managing Partner at Smash Ventures, a later-stage investment firm with a focus on consumer internet and technology companies. Before Smash Ventures, Mr. Richter was at The Walt Disney Company as a member of Disney’s Corporate Strategy and Business Development Team, where he was focused on disruptive innovation and investments in leading tech companies. Prior to his time at Disney, Mr. Richter was an investor at Insight Partners, a leading software and internet venture capital and private equity firm with over $30B in capital commitments. He received his undergraduate degrees from the Wharton School of Business and the College of Arts and Sciences at the University of Pennsylvania. Evan also holds an MBA from the University of California in Los Angeles. We believe Mr. Richter’s investing acumen and varied experiences advising cutting-edge companies will make him a valuable member of our board of directors.

Key Employees

Ryan Fiore has served as Senior Vice President of Marketing at Manscaped since July 2021 and as Vice President of Marketing since March 2016. As one of Manscaped’s first employees, Mr. Fiore has been integral in the success, growth, and monetary impact of Manscaped’s world-class marketing department. Previously, he served as Account Manager II for 3Q Digital, from May 2015 to August 2015, and as Paid Media Manager at BRIM Agency, Inc., from October 2013 to May 2015. Mr. Fiore has also served as Senior Advisor at IDK, a product and e-commerce-solutions conglomerate, since February 2015. He earned his BS in Information Technology, Computer/Information Technology Administration and Management from San Diego State University and also attended Ventura College and University of San Diego.

Marcelo Kertész has served as SVP of Content, Brand and Design at Manscaped since April 2020. With over 20 years of experience holding executive creative positions, Mr. Kertész has a knack for developing compelling content across a variety of mediums. Prior to Manscaped, he served as VP of Strategy, Branding and Design at D-fy™ Design, from May 2018 to April 2020, and as Founder and Principal of Pigdog, a Brazilian-based design company, from July 2008 to December 2014. Mr. Kertész has led creative strategy for world-recognized clients such as Budweiser, P&G, and Suzuki Motors. He earned his BA in Industrial Product and Design at the NewSchool of Architecture and Design and also attended the School of Visual Arts and ESPM Escola Superior de Propaganda e Marketing.

Family Relationships

There are no family relationships among any of ParentCo’s directors or executive officers.

Corporate Governance

Composition of the Board of Directors

ParentCo’s business and affairs will be organized under the direction of its board of directors. Paul Tran will serve as Chair of the Board. The primary responsibilities of the Board will be to provide oversight, strategic guidance, counseling and direction to ParentCo’s management. The Board will meet on a regular basis and additionally as required.

In accordance with the terms of the Proposed Bylaws, which will be effective upon the consummation of the Business Combination, the board of directors may establish the authorized number of directors from time to time by resolution. The board of directors will consist of 7 members upon the consummation of the Business Combination. Two of the spots are vacant and are expected to be filled prior to Closing. In accordance with the Proposed Certificate of Incorporation, which will be effective upon the consummation of the Business Combination, ParentCo’s board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. ParentCo’s directors will be divided among the three classes as follows:

•        the Class I directors will be Messrs. Richter and Thompson, and their terms will expire at the annual meeting of stockholders to be held in 2022;

•        the Class II directors will be Mr. Mahan and the two directors expected to be appointed prior to Closing, and their terms will expire at the annual meeting of stockholders to be held in 2023; and

•        the Class III directors will be Messrs. Tran and Datoo, and their terms will expire at the annual meeting of stockholders to be held in 2024.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

As a result of ParentCo’s common stock being listed on Nasdaq following the consummation of the Business Combination, it will be required to comply with the applicable rules of such exchange in determining whether a director is independent. Prior to the completion of this Business Combination, the parties undertook a review of the independence of the individuals named above and have determined that each of Michael Mahan, Evan Richter, and Richard Thompson qualifies as “independent” as defined under the applicable Nasdaq rules.

Role of the Board in Risk Oversight

Upon the consummation of the Business Combination, one of the key functions of the board of directors will be informed oversight of ParentCo’s risk management process. The board of directors does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the Board as a whole, as well as through various standing committees of the Board that address risks inherent in their respective areas of oversight. In particular, the Board will be responsible for monitoring and assessing strategic risk exposure and ParentCo’s audit committee will have the responsibility to consider and discuss ParentCo’s major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements. ParentCo’s compensation committee will also assess and monitor whether ParentCo’s compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Committees of the Board of Directors

The Board will establish an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by the board of directors. The board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

ParentCo’s audit committee will consist of Messrs. Michael Mahan, Evan Richter, and Richard Thompson. BLTS’s board of directors has determined that each member of the audit committee satisfies the independence requirements under Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chairperson of the audit committee will initially be Richard Thompson. Manscaped and the Company are in the process of selecting a qualified “audit committee financial expert” within the meaning of SEC regulations to serve on the board of directors and the audit committee. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, BLTS’s board of directors has examined each audit committee member’s scope of experience and the nature of their employment.

The primary purpose of the audit committee will be to discharge the responsibilities of the Board with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee ParentCo’s independent registered public accounting firm. Specific responsibilities of our audit committee include:

•        helping the board of directors oversee corporate accounting and financial reporting processes;

•        managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit ParentCo’s consolidated financial statements;

•        discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, ParentCo’s interim and year-end operating results;

•        developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•        reviewing related person transactions;

•        obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes ParentCo’s internal quality control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•        approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

The compensation committee will consist of Messrs. Michael Mahan, Evan Richter, and Richard Thompson. The chair of the compensation committee will be Michael Mahan. BLTS’s board of directors has determined that each member of the compensation committee is independent under the Nasdaq listing standards and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of the compensation committee will be to discharge the responsibilities of the board of directors in overseeing the compensation policies, plans and programs and to review and determine the compensation to be paid to executive officers, directors and other senior management, as appropriate. Specific responsibilities of the compensation committee will include:

•        reviewing and approving the compensation of the chief executive officer, other executive officers and senior management;

•        reviewing and recommending to the board of directors the compensation of directors;

•        administering the equity incentive plans and other benefit programs;

•        reviewing, adopting, amending and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for the executive officers and other senior management; and

•        reviewing and establishing general policies relating to compensation and benefits of the employees, including the overall compensation philosophy.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will consist of Messrs. Michael Mahan, Evan Richter, and Richard Thompson. The chair of the nominating and corporate governance committee will be Mr. Michael Mahan. BLTS’s board of directors has determined that each member of the nominating and corporate governance committee is independent under the Nasdaq listing standards.

Specific responsibilities of the nominating and corporate governance committee will include:

•        identifying and evaluating candidates, including the nomination of incumbent directors for re-election and nominees recommended by stockholders, to serve on the board of directors;

•        considering and making recommendations to the board of directors regarding the composition and chairmanship of the committees of the board of directors;

•        developing and making recommendations to the board of directors regarding corporate governance guidelines and matters, including in relation to corporate social responsibility; and

•        overseeing periodic evaluations of the performance of the board of directors, including its individual directors and committees.

Code of Ethics

Following the consummation of the Business Combination, ParentCo will have a code of ethics that applies to all of its executive officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics will be available on ParentCo’s website, https://www.manscaped.com/pages/investors. In addition, ParentCo intends to post on its website all disclosures that are required by law or the listing standards of Nasdaq concerning any amendments to, or waivers from, any provision of the code. The reference to the ParentCo website address does not constitute incorporation by reference of the information contained at or available through ParentCo’s website, and you should not consider it to be a part of this proxy statement/prospectus.

Compensation Committee Interlocks and Insider Participation

None of the intended members of ParentCo’s compensation committee has ever been an executive officer or employee of ParentCo. None of ParentCo’s executive officers currently serve, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that will serve as a member of the Board or compensation committee.

Non-Employee Director Compensation

None.

Limitation on Liability and Indemnification of Directors and Officers

ParentCo’s Proposed Certificate of Incorporation, which will be effective upon consummation of the Business Combination, will limit a directors’ liability to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•        for any transaction from which the director derives an improper personal benefit;

•        for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•        for any unlawful payment of dividends or redemption of shares; or

•        for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Delaware law and the amended and restated bylaws provide that ParentCo will, in certain situations, indemnify its directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, ParentCo will enter into separate indemnification agreements with its directors and officers. These agreements, among other things, require ParentCo to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of its directors or officers or any other company or enterprise to which the person provides services at its request.

ParentCo plans to maintain a directors’ and officers’ insurance policy pursuant to which its directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe these provisions in ParentCo’s certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Executive Compensation

BLTS Executive Officer and Director Compensation

The following disclosure concerns the compensation of BLTS’s executive officers and directors for the fiscal year ended December 31, 2020 (i.e., pre-business combination).

None of BLTS’s directors or executive officers have received any cash compensation for services rendered to BLTS, with the exception of Hahn Lee (Chief Financial Officer) who receives compensation of $12,500 per month. Commencing on January 6, 2021 through the earlier of the consummation of BLTS’s initial business combination and BLTS’s liquidation, BLTS accrues an obligation to the Sponsor a total of $10,000 per month for office space, administrative and support services. The Sponsor, directors and executive officers, or any of their respective affiliates are reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. BLTS’s audit committee reviews on a quarterly basis all payments that were made by BLTS to the Sponsor, directors, executive officers or BLTS or any of their affiliates. In December 2020, the Sponsor transferred 30,000 founder shares to each of Ciara Wilson, Peter Guber, Mark Shapiro and Selena Kalvaria, at their original per-share purchase price.

After the completion of the Business Combination, directors or officers of BLTS who remain with ParentCo may be paid consulting or management fees from ParentCo. BLTS has not established any limit on the amount of such fees that may be paid by the combined company to BLTS’s directors or officers. It is unlikely the amount of such compensation will be known at the time of the proposed initial business combination, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to BLTS’s officers and directors will be determined, or recommended to the ParentCo Board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the ParentCo Board.

Michael Mahan will serve as a director on the ParentCo Board following the initial business combination. With the exception of Michael Mahan, BLTS does not intend to take any action to ensure that members of its management team maintain their positions with the combined company after the consummation of an initial business combination, although it is possible that some or all of BLTS’s officers and directors may negotiate employment or consulting arrangements to remain with the combined company after the initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with the combined company may influence the motivation of BLTS’s management in identifying or selecting a target business but BLTS does not believe that the ability of its management to remain with the combined company after the consummation of an initial business combination will be a determining factor in BLTS’s decision to proceed with any potential business combination. BLTS is not party to any agreements with its officers and directors that provide for benefits upon termination of employment.

For more information about the interests of the Sponsor and BLTS’s directors and officers in the Business Combination, see the section entitled, “BCA Proposal — Interests of BLTS’ Directors and Executive Officers in the Business Combination.”

Manscaped Executive Officer and Director Compensation

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” or “our” refer to the business of Manscaped Holdings, LLC and its subsidiaries prior to the consummation of the Business Combination and to ParentCo and its subsidiaries after the Business Combination.    This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of the Business Combination may differ materially from the currently planned programs summarized in this discussion. All share counts in this section are shown on a pre-Business Combination basis.

Our named executive officers for fiscal year 2021 are all members of our executive management team:

•        Paul Tran — Chief Executive Officer

•        Kevin Datoo — President and Chief Operating Officer

•        Phillip Unthank — Chief Financial Officer

•        Ty Shay — Chief Growth Officer

•        Kody Diaz — Secretary

We expect that our named executive officers will hold the same positions with ParentCo following the consummation of the Business Combination.

Summary Compensation Table

Name and Principal Position(1)	Year	Salary ($)(2)	Stock Awards ($)(3)		All Other Compensation ($)(10)		Total ($)
Paul Tran	2020	120,000	$520,600	(4)	—		640,600
Chief Executive Officer	2019	120,000	$8,633,000	(5)	—		8,753,000
Kevin Datoo	2020	167,117	$182,700	(6)	33,862	(11)	383,679
President and Chief Operating Officer	2019	44,250	$1,684,200	(7)	3,885		1,732,335
Phillip Unthank	2020	147,935	$81,900	(8)	4,415		234,250
Chief Financial Officer	2019	—	—		—		—
Ty Shay	2020	—	—		—		—
Chief Growth Officer	2019	—	—		—		—
Kody Diaz	2020	101,872	$15,900	(9)	7,601		125,373
Secretary	2019	—	—		—		—

____________

(1)      Prior to Closing, the Company is a limited liability company and the named executive officers are members.

(2)      Salary amounts shown above are reported as gross earnings (i.e. gross amounts before taxes and applicable payroll deductions). Salary amounts above are based on earnings received during the fiscal year and not on an annual basis.

(3)      Amounts reported in this column do not reflect the amounts actually received by the Company’s named executive officers. Instead, these amounts reflect the aggregate grant date fair value of each LLC Unit award granted to the named executive officers during the indicated fiscal year, as computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 718. The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Other than the LLC Units that are fully vested at Closing listed in footnotes (4) and (5) below, 25% of the LLC Units vest on the one-year anniversary of the applicable grant date and the remainder vest monthly in equal installments over three years. The fair value determination was made by an independent third party valuation firm.

(4)      Includes 380,000 non-voting incentive LLC Units which will be fully vested at Closing.

(5)      Includes 9,020,000 voting incentive LLC Units which will be fully vested at Closing.

(6)      Includes 145,000 non-voting incentive LLC Units which vest over 48 months from the date of grant.

(7)      Includes 1,205,000 non-voting incentive LLC Units which vest over 48 months from the date of grant.

(8)      Includes 65,000 non-voting incentive LLC units which vest over 48 months from the date of grant.

(9)      Includes 10,000 non-voting incentive LLC units which vest over 48 months from the date of grant.

(10)    Consists of amounts paid for employer covered health insurance payments and reimbursements for wifi, postal and phone totaling under $10,000.

(11)    Consists of $11,041 paid for health insurance premiums and $22,821 for rent reimbursement.

Employment Agreements

Manscaped has entered into employment agreements with certain named executive officers (described in further detail below) which generally include the officer’s base compensation, annual bonus opportunity, entitlement to participate in health and welfare benefit plans and certain restrictive covenants and severance entitlements on qualifying terminations of employment.

Paul Tran

In November 2021, Manscaped entered into an employment agreement with Mr. Tran (the “Tran Employment Agreement”). Pursuant to the Tran Employment Agreement, Mr. Tran’s annual base salary was set at $480,000 and is subject to increase by the board of directors based on Mr. Tran’s performance. Mr. Tran is eligible to participate in the annual cash bonus program with an annual cash bonus opportunity of up to 100% of base salary, along with any health, insurance and other benefit plans as provided to similarly situated executives. The Tran Employment Agreement is on an at-will basis, provided, Mr. Tran would be entitled to twelve months continuation of base salary and a pro-rata annual cash performance bonus for the fiscal year in which such termination occurs in the event he is terminated without Cause or resigns for Good Reason as such terms are defined in the Tran Employment Agreement.

Kevin Datoo

In November 2021, Manscaped entered into an employment agreement with Mr. Datoo (the “Datoo Employment Agreement”). Pursuant to the Datoo Employment Agreement, Mr. Datoo’s annual base salary was set at $450,000 and is subject to increase by the board of directors based on Mr. Datoo’s performance. Mr. Datoo is eligible to participate in the annual cash bonus program with an annual cash bonus opportunity of up to 100% of base salary, along with health, insurance and other benefit plans as provided to similarly situated executives. The Datoo Employment Agreement is on an at-will basis, provided, Mr. Datoo would be entitled to twelve months continuation of base salary and a pro-rata annual cash performance bonus in the event he is terminated without Cause or resigns for Good Reason as such terms are defined in the Datoo Employment Agreement.

Phillip Unthank

In May 2021, Manscaped entered into an employment agreement with Mr. Unthank (the “Unthank Employment Agreement”). Pursuant to the Unthank Employment Agreement, Mr. Unthank’s annual base salary was set at $275,000 and is subject to increase to $375,000 on the first anniversary of the Closing and subject to a further increase to $425,000 on the second anniversary of the Closing. Upon Closing, Mr. Unthank will also be entitled to RSUs valued at $1,000,000 at the time of the grant with 25% of such RSUs vesting on the one year anniversary of the grant with the remaining balance vesting over thirty-six monthly installments. Mr. Unthank is eligible to participate in health, insurance and other benefit plans as provided to similarly situated executives. The Unthank Employment Agreement is on an at-will basis, provided, Mr. Unthank would be entitled to twelve months continuation of base salary and a pro-rata annual cash performance bonus in the event he is terminated without Cause or resigned for Good Reason as such terms are defined in the Unthank Employment Agreement.

Ty Shay

In August 2021, Manscaped entered into an employment agreement with Mr. Shay (the “Shay Employment Agreement”). Pursuant to the Shay Employment Agreement, Mr. Shay’s annual base salary was set at $400,000 and is subject to increase by the board of directors based on Mr. Shay’s performance. Upon Closing, Mr. Shay will also be entitled to approximately 800,000 RSUs which vest over forty-eight equal monthly installments. Mr. Shay is eligible to participate in health, insurance and other benefit plans as provided to similarly situated executives. The Shay Employment Agreement is on an at-will basis, provided, Mr. Shay would be entitled to twelve months continuation of base salary and a pro-rata annual cash performance bonus in the event he is terminated without Cause or resigned for Good Reason as such terms are defined in the Shay Employment Agreement.

Outstanding Equity Awards as of December 31, 2020

The following table presents information regarding outstanding equity awards held by the Company’s named executive officers as of December 31, 2020:

Name and Principal Position	Grant Date	Vesting Commencement Date	Number of Units That Have Not Vested(#)(1)	Market Value of Units That Have Not Vested ($)(2)
Paul Tran(3) Chief Executive Officer	7/3/2019 7/3/2019 7/9/2019 7/16/2019 5/22/2020	1/1/2019 7/3/2019 7/9/2019 7/16/2019 5/22/2020	66,667 1,291,667 607,083 568,333 190,000	323,333 6,264,583 2,944,354 2,756,417 651,700
Kevin Datoo President and Chief Operating Officer	7/3/2019 9/16/2019 9/17/2019 5/1/2020	7/3/2019 9/16/2019 9/17/2019 5/1/2020	61,458 481,250 72,188 145,000	298,073 2,334,063 350,109 497,350
Phillip Unthank Chief Financial Officer	5/1/2020	5/1/2020	65,000	81,900
Kody Diaz Secretary	7/20/2020	7/20/2020	10,000	15,900

____________

(1)      25% of the LLC Units vested on the one-year anniversary of the applicable grant date and the remainder vest monthly in equal installments over three years.

(2)      Amounts reported in this column do not reflect the amounts actually received by the Company’s named executive officers. Instead, these amounts reflect the aggregate grant date fair value of each LLC Unit award granted to the named executive officers during the indicated fiscal year, as computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 718. The fair value determination was made by an independent third party valuation firm.

(3)      All LLC Units become fully vested at Closing.

2022 MIP

In connection with the Business Combination, the BLTS board of directors approved the Manscaped Holdings 2022 Management Incentive Plan (the “2022 MIP”), to be effective as of the Closing, subject to the approval of its stockholders. If approved, we will cause Manscaped Holdings to grant LTIP Units to Paul Tran and Kevin Datoo in order to attract, motivate and retain their talent. The material terms of the new 2022 MIP are set forth in the section titled “Manscaped Incentive Plan Proposal.”

Manscaped Holdings, LLC 2019 Equity Incentive Plan

Since 2019, we have granted awards of incentive units pursuant to the Manscaped Holdings, LLC 2019 Equity Incentive Plan, as amended on July 3, 2019 by the first amendment thereto, and on November 30, 2021 by the second amendment thereto (the “2019 Plan”). The 2019 Plan is administered by our board of directors (or its designee), which has authority to determine eligible participants, the number of incentive units covered by any awards, the distribution threshold of any award, the terms and conditions of any awards (and amendment to any terms and conditions) and the methods by which awards may be settled, cancelled, forfeited or suspended, among other actions.

Manscaped Holdings and the parties to the Amended Manscaped LLC Agreements intend to treat Incentive Units as Profits Interests that when issued will not cause a taxable event for U.S. federal income tax purposes. Each Incentive Unit is issued subject to a distribution threshold, generally requiring that Manscaped Holdings make a specified amount of distributions before the holder of such Incentive Unit is entitled to receive any distributions under the Amended Manscaped LLC Agreement (other than tax distributions). As of September 30, 2021, there were 17,102,099 issued and outstanding incentive units, of which 15,352,575 were vested.

In connection with the Business Combination, our board of directors adopted the second amendment to the 2019 Plan pursuant to which the Company’s repurchase right was terminated. In connection with the Business Combination Agreement and the Second Amended and Restated Limited Liability Company of Manscaped Holdings, LLC, our board of directors approved a third amendment to the 2019 Plan pursuant to which the issued and outstanding incentive units will be recapitalized such that the minimum distribution thresholds will be terminated. Pursuant to the terms of the Exchange Agreement to be entered into by Manscaped Holdings, ParentCo and certain other parties thereto, certain holders of unvested incentive units of Manscaped Holdings shall surrender their unvested incentive units in exchange for restricted stock units of ParentCo, and immediately thereafter, all exchanged incentive units of Manscaped Holdings shall be cancelled. At Closing, the remaining incentive units will remain outstanding with a $0 distribution threshold. If the 2022 Plan is adopted, no further awards will be granted under the 2019 Plan following the Closing.

2022 Plan

In connection with the Business Combination, the BLTS board of directors adopted the 2022 Plan, to be effective as of the Closing, subject to the approval of its stockholders. If approved, we may grant cash and equity incentive awards to employees, non-employee directors and consultants under the 2022 Plan in order to attract, motivate and retain the talent for which we compete. The material terms of the new 2022 Plan are set forth in the section titled “Equity Incentive Plan Proposal.”

Director Compensation

The following individuals were managers of the Company as of December 31, 2020: Paul Tran, Kevin Datoo, Evan Richter, Richard Thompson and Katy Hopwood.

For fiscal year 2019 and 2020, the Company was a limited liability company without directors, however those listed above serve as managers of the Company and will become directors of the ParentCo Board with the exception of Katy Hopwood who will resign at Closing. No manager of the Company received compensation for serving in their capacity as a manager of the Company. Any material compensation agreements with directors of the ParentCo Board after Closing are referenced above under the title “Executive Compensation - Employment Agreements”.

The compensation of Messrs. Paul Tran and Kevin Datoo as named executive officers is set forth above under “Executive Compensation — Summary Compensation Table.”

Beneficial Ownership of Securities

The following table sets forth information regarding (i) the actual beneficial ownership of BLTS Common Stock and (ii) the expected beneficial ownership of ParentCo Common Stock immediately following consummation of the Business Combination (assuming a “no redemption” scenario and assuming a “redemption” scenario as described below) by:

•        each person who is known to be the beneficial owner of more than 5% of BLTS Common Stock and is expected to be the beneficial owner of more than 5% of ParentCo Common Stock post-Business Combination;

•        each of BLTS’s current executive officers and directors;

•        each person who will become an executive officer or director of ParentCo post-Business Combination; and

•        all executive officers and directors of BLTS as a group pre-Business Combination, and all executive officers and directors of ParentCo post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of BLTS Common Stock pre-Business Combination is based on 28,750,000 BLTS
Common Stock issued and outstanding as of January 5, 2022, which includes an aggregate of 5,750,000
BLTS Class B Common Stock outstanding as of such date.

The expected beneficial ownership of shares of ParentCo Common Stock post-Business Combination assumes two scenarios:

(i)     a “no redemption” scenario where (i) no public stockholders exercise their redemption rights in connection with the Business Combination or our extension proposal, (ii) Sponsor has exchanged its 5,630,000 outstanding shares of BLTS Class B Common Stock for 5,055,000 shares of BLTS Class A Common Stock pursuant to the Sponsor Support Agreement, and (ii) ParentCo issues 76.8 million shares of ParentCo Common Stock to existing Manscaped Unitholders as part of the Manscaped Inc. merger consideration pursuant to the BCA (but not including 38,270,011 shares of ParentCo Class A Common Stock that may be issued after the Business Combination, to certain stockholders of Manscaped, Inc. prior to the Manscaped, Inc. Merger and certain equityholders of Manscaped Holdings following the Business Combination, upon the achievement of certain milestones as further described herein); and

(ii)    a “redemption” scenario where (i) 17,250,000 BLTS Class A Common Stock (BLTS’s estimate of a number of public shares that could be redeemed in connection with the Business Combination or our extension proposal, in the aggregate, in order to satisfy the closing conditions contained in the BCA), are redeemed in connection with the Business Combination or our extension proposal, in the aggregate, (ii) Sponsor has exchanged its 5,630,000 outstanding shares of BLTS Class B Common Stock for 5,055,000 shares of BLTS Class A Common Stock pursuant to the Sponsor Support Agreement, and (iii) ParentCo issues 76.8  million shares of ParentCo Common Stock to existing Manscaped Unitholders as part of the Manscaped Inc. merger consideration pursuant to the BCA (but not including 38,270,011 shares of ParentCo Class A Common Stock that may be issued after the Business Combination, to certain stockholders of Manscaped, Inc. prior to the Manscaped, Inc. Merger and certain equityholders of Manscaped Holdings following the Business Combination, upon the achievement of certain milestones as further described herein).

Based on the foregoing assumptions, we estimate that there would be 126,914,218 shares of ParentCo Common Stock issued and outstanding immediately following the consummation of the Business Combination in the “no redemption” scenario, and 109,664,218 shares of ParentCo Common Stock issued and outstanding immediately following the consummation of the Business Combination in the “redemption” scenario. If the actual facts are different from the foregoing assumptions, ownership figures in ParentCo and the columns under Post-Business Combination in the table that follows will be different.

The following table does not reflect record of beneficial ownership of any shares of ParentCo Common Stock issuable upon exercise of public warrants or private placement warrants, as such securities are not exercisable or convertible within 60 days of January 5, 2022.

Unless otherwise indicated, BLTS believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

Name and Address of Beneficial Owner(2)	Pre-Business Combination				Post-Business Combination(1)
	Number of shares of Common Stock(3)	% of Class A Common Stock	% of Class B Common Stock	% of BLTS Common Stock(4)	Assuming No Redemptions				Assuming Maximum Redemptions
					Number of Shares	%	Voting Power	%	Number of Shares	%	Voting Power	%
5% Holders of BLTS
Bright Lights Sponsor LLC(3)	5,630,000	—	97.9%	19.5%	5,055,000	3.14%	5,055,000	*	5,055,000	3.51%	5,055,000	*

Directors and Executive Officers Pre-Business Combination
Michael Mahan(5)	5,630,000	—	97.9%	19.5%	5,055,000	3.14%	5,055,000	*	5,055,000	3.51%	5,055,000	*
Allen Shapiro	—	—	—	—	—	—	—	—	—	—	—	—
John Howard	—	—	—	—	—	—	—	—	—	—	—	—
Hahn Lee	—	—	—	—	—	—	—	—	—	—	—	—
Ciara Wilson	30,000	—	*	*	30,000	*	30,000	*	30,000	*	30,000	*
Peter Guber	30,000	—	*	*	30,000	*	30,000	*	30,000	*	30,000	*
Mark Shapiro	30,000	—	*	*	30,000	*	30,000	*	30,000	*	30,000	*
Selena Kalvaria	30,000	—	*	*	30,000	*	30,000	*	30,000	*	30,000	*
All BLTS directors and executive officers as a group (eight individuals)	5,750,000	—	100%	100%	5,175,000	3.21%	5,175,000	*	5,175,000	3.59%	5,175,000	*

Directors and Executive Officers Post-Business Combination
Kevin Datoo(6)	—	—	—	—	9,241,598	5.73%	784,077	*	9,241,598	6.42%	784,077	*
Kody Diaz(7)	—	—	—	—	64,734	*	6,887	*	64,734	*	6,887	*
Michael Mahan(8)	5,630,000	—	97.9%	19.5%	5,055,000	3.14%	5,055,000	*	5,055,000	3.51%	5,055,000	*
Evan Richter(9)	—	—	—	—	6,584,603	4.08%	6,584,603	8.75%	6,584,603	4.57%	6,584,603	9.01%
Ty Shay(10)	—	—	—	—	—	—	—	—	—	—	—	—
Richard Thompson(11)	—	—	—	—	15,438,384	9.58%	15,438,384	20.52%	15,438,384	10.72%	15,438,384	21.12%
Paul Tran(12)	—	—	—	—	62,360,035	38.68%	31,943,999	43.31%	62,360,035	43.31%	31,943,999	43.44%
Phillip Unthank(13)	—	—	—	—	163,604	*	36,149	*	163,604	*	36,149	*
All ParentCo directors and executive officers as a group (8 individuals)	5,630,000	—	97.9%	19.5%	98,907,958	61.21%	59,849,099	72.58%	98,907,958	68.53%	59,849,099	73.57%
5% Holders of ParentCo
Kevin Datoo(6)	—	—	—	—	9,241,598	5.73%	784,077	*	9,241,598	6.42%	784,077	*
Richard Thompson(11)	—	—	—	—	15,438,384	9.58%	15,438,384	20.52%	15,438,384	10.72%	15,438,384	21.12%
Paul Tran(12)	—	—	—	—	62,360,035	38.68%	31,943,999	43.31%	62,360,035	34.78%	31,943,999	43.44%
Kings Xing, LLC	—	—	—	—	10,341,671	6.41%	10,341,671	13.74%	10,341,671	7.18%	10,341,671	14.15%

____________

*        Less than one percent

(1)      On a fully exchanged and converted basis. Subject to the terms of the Third Amended and Restated Liability Company Agreement, LLC Units are generally redeemable or exchangeable for shares of ParentCo Class A Common Stock on a one-for-one basis. Shares of ParentCo Class B Common Stock will be cancelled proportionately if LLC Units are redeemed or exchanged pursuant to the terms of the Third Amended and Restated Liability Company Agreement. Beneficial ownership of shares of ParentCo Class A Common Stock reflected in this table does not include beneficial ownership of shares of ParentCo Class A Common Stock for which such LLC Units may be redeemed or exchanged.

(2)      Unless otherwise noted, the business address of each of those listed in the table above pre-Business Combination is c/o Bright Lights Acquisition Corp., 12100 Wilshire Blvd Suite 1150, Los Angeles, CA 90025 and post-Business Combination is 3753 Howard Hughes Parkway, Suite 200, Las Vegas, NV 89169.

(3)      Holders of record of shares of BLTS Class A Common Stock and BLTS Class B Common Stock are entitled to one vote for each share held on all matters to be voted on by stockholders and vote together as a single class, except as required by law. As a result of and upon the effective time of the ParentCo Merger, (a) each of the then issued and outstanding shares of BLTS Class A Common Stock will convert automatically, on a one-for-one basis, into a share of ParentCo Class A Common Stock and (b) each of the then issued and outstanding BLTS Class B Common Stock will convert automatically, on a one-for-one basis, into a share of ParentCo Class A Common Stock.

(4)      Pursuant to the Sponsor Support Agreement, the Sponsor has agreed immediately prior to the consummation of the ParentCo Merger (but subject to the prior satisfaction of all of the conditions to Closing), Sponsor will contribute, transfer, assign, convey and deliver to BLTS all of its 5,630,000 outstanding shares of BLTS Class B Common Stock, and in exchange, BLTS will issue to Sponsor 5,055,000 shares of BLTS Class A Common Stock. The Sponsor also agreed to subject 1,035,000 shares of its ParentCo common stock to potential forfeiture to ParentCo for no consideration until the occurrence of certain earnout vesting conditions.

(5)      Bright Lights Sponsor LLC is the record holder of the BLTS Class B Common Stock reported herein. The managing member of the sponsor is a limited liability company whose managing member is Mr. Mahan. As such, Mr. Mahan may be deemed to have beneficial ownership of the common stock held directly by the sponsor.

(6)      Consists of (i) 784,077 shares of ParentCo Class A Common Stock, (ii) 2,764,507 LLC Units in Manscaped Holdings, LLC (which are exchangeable for ParentCo Class A Common Stock), and (iii) up to 5,693,015 LTIP Units in Manscaped Holdings, LLC (which, once vested, are exchangeable for ParentCo Class A Common Stock), in each case held directly by Mr. Datoo. Notwithstanding the foregoing, the LTIP Units will only vest once the thresholds set forth in the award agreement have been achieved. For additional information regarding the LTIP Units, please see the section entitled “Summary of the Proxy Statement/Prospectus — Interests of Manscaped’s Directors and Executive Officers in the Business Combination” in this proxy statement/prospectus.

(7)      Consists of (i) 6,887 shares of ParentCo Class A Common Stock, and (ii) 57,847 restricted stock units in ParentCo, in each case held directly by Mr. Diaz.

(8)      Bright Lights Sponsor LLC is the record holder of the BLTS Class B Common Stock reported herein. The managing member of the sponsor is a limited liability company whose managing member is Mr. Mahan. As such, Mr. Mahan may be deemed to have beneficial ownership of the common stock held directly by the sponsor.

(9)      Consists of (i) 1,454,900 shares of ParentCo Class A Common Stock, and (ii) 5,129,703 shares of ParentCo Class B Common Stock, all held by Smash Ventures Monet, LP. Smash Ventures Monet, LP additionally holds 5,129,703 LLC Units, which, together with a proportionate amount of Class B Common Stock, may be exchanged for Class A Common Stock. Mr. Richter is the managing member of the general partner of Smash Ventures Monet, LP. As such, Mr. Richter may be deemed to have beneficial ownership of the common stock held directly by Smash Ventures Monet, LP. The business address for Smash Ventures Monet, LP is c/o Smash Ventures Management Company LP, 8902 Rangely Ave, West Hollywood, CA 90048.

(10)    Pursuant to the employment agreement with Mr. Shay, following the closing of the Business Combination he will be granted approximately 800,000 restricted stock units in ParentCo which will vest over the course of four years.

(11)    Consists of (i) 1,994,125 shares of ParentCo Class A Common Stock held by Thompson Family Trust, (ii) 7,030,911 shares of ParentCo Class B Common Stock held by Thompson Family Trust, (iii) 863,541 shares of ParentCo Class A Common Stock held by SPV Investments, LLC, (iv) 3,044,685 shares of ParentCo Class B Common Stock held by SPV Investments, LLC, (v) 553,518 shares of ParentCo Class A Common Stock held by Pacific Premier Trust, Cust FBO Richard L. Thompson IRA, and (vi) 1,951,604 shares of ParentCo Class B Common Stock held by Pacific Premier Trust, Cust FBO Richard L. Thompson IRA. Additionally, (x) Thompson Family Trust holds 7,030,911 LLC Units, (y) SPV Investments, LLC holds 3,044,685 LLC Units, and (z) Pacific Premier Trust, Cust FBO Richard L. Thompson IRA holds 1,951,604 LLC Units, each of which, together with a proportionate amount of Class B Common Stock, may be exchanged for Class A Common Stock. Mr. Thompson is the beneficiary of the Thompson Family Trust, majority equityholder of SPV Investments, LLC, and beneficiary of Pacific Premier Trust, Cust FBO Richard L. Thompson IRA. As such, Mr. Thompson may be deemed to have beneficial ownership of the common stock held directly by each of the Thompson Family Trust, SPV Investments, LLC, and Pacific Premier Trust, Cust FBO Richard L. Thompson IRA. The business address of each of Thompson Family Trust and SPV Investments, LLC is P.O. Box 1029, Menlo Park, CA 94026. The business address of Pacific Premier Trust, Cust FBO Richard L. Thompson IRA is 1560 Broadway Suite 400 Denver, CO 80202.

(12)    Consists of (i) 7,227,192 shares of ParentCo Class A Common Stock held by TranCorp, Inc., (ii) 24,716,807 shares of ParentCo Class B Common Stock held by TranCorp, Inc., and (iii) 29,651,120 LTIP Units in Manscaped Holdings, LLC (which, once vested, are exchangeable for ParentCo Class A Common Stock), granted to Mr. Tran directly. TranCorp, Inc. additionally holds 25,481,723 LLC Units, which, together with a proportionate amount of Class B Common Stock, may be exchanged for Class A Common Stock. The sole director and stockholder of TranCorp, Inc. is Mr. Tran. As such, Mr. Tran may be deemed to have beneficial ownership of the common stock held directly by TranCorp, Inc. Notwithstanding the foregoing, the LTIP Units will only vest once the thresholds set forth in the award agreement have been achieved. For additional information regarding the LTIP Units, please see the section entitled “Summary of the Proxy Statement/Prospectus — Interests of Manscaped’s Directors and Executive Officers in the Business Combination” in this proxy statement/prospectus. The business address for TranCorp, Inc. is 7881 W. Charleston Blvd Suite 155, Las Vegas, NV, 89117.

(13)    Consists of (i) 36,149 shares of ParentCo Class A Common Stock, and (ii) 127,456 LLC Units in Manscaped Holdings, LLC (which are exchangeable for ParentCo Class A Common Stock), in each case held directly by Mr. Unthank.

Certain Relationships And Related Person Transactions

Bright Lights Acquisition Corp.

Founder Shares

In September 2020, the Sponsor purchased 5,750,000 shares of BLTS Class B Common Stock for an aggregate purchase price of $25,000, or approximately $0.004 per share (“founder shares”). In December 2020, the Sponsor transferred an aggregate of 120,000 founder shares to Ciara Wilson, Peter Guber, Mark Shapiro, and Selena Kalvaria. The number of founder shares would equal 20% of the Company’s issued and outstanding Common Stock after the Initial Public Offering.

These founder shares are identical to the shares of BLTS Class A Common Stock included in the units sold in BLTS’s IPO, except that (i) the founder shares are subject to certain transfer restrictions, (ii) the holders of the founder shares have agreed pursuant to a letter agreement to waive (x) their redemption rights with respect to the founder shares and public shares held by them in connection with the completion of a business combination, (y) their redemption rights with respect to any founder shares and public shares held by them in connection with a stockholder vote to amend the BLTS Governing Documents (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by January 11, 2023 or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity and (z) their rights to liquidating distributions from the trust account with respect to the founder shares if BLTS fails to complete a business combination by January 11, 2023 (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination within the prescribed time frame), (iii) the founder shares are automatically convertible into shares of BLTS Class A Common Stock at the time of the initial business combination on a one-for-one basis and (iv) the founder shares are entitled to registration rights.

Pursuant to the Sponsor Support Agreement, Sponsor has agreed immediately prior to the consummation of the ParentCo Merger (but subject to the prior satisfaction of all of the conditions to Closing), to contribute, transfer, assign, convey and deliver to BLTS all of its 5,630,000 outstanding shares of BLTS Class B Common Stock, and in exchange, BLTS will issue to Sponsor 5,055,000 shares of BLTS Class A Common Stock. In connection with the Business Combination, upon the ParentCo Merger, the remaining 5,175,000 founder shares (including the 120,000 founder shares held by the BLTS independent directors) will convert automatically, on a one-for-one basis, into a share of ParentCo Class A Common Stock. For additional information, see the section titled “BCA Proposal — The BCA — Consideration — ParentCo Merger Consideration.”

Private Placement Warrants

Simultaneously with the consummation of the IPO of BLTS, the Sponsor purchased 6,600,000 warrants to purchase one share of BLTS Class A Common Stock at an exercise price of $11.50 (the “Private Placement Warrants”) at a price of $1.00 per warrant, or $6.6 million in the aggregate, in a private placement. Each Private Placement Warrant entitles the holder to purchase one share of BLTS Class A Common Stock for $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants was placed in BLTS’s trust account. The Private Placement Warrants may not be redeemed by BLTS so long as they are held by the Sponsor or its permitted transferees. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants included in the units that were sold as part of the IPO of BLTS. The Sponsor, or its permitted transferees, has the option to exercise the private placement warrants on a cashless basis.

The Private Placement Warrants are identical to the warrants included in the units sold in the IPO of BLTS except that the Private Placement Warrants: (i) are not redeemable by BLTS, (ii) may be exercised for cash or on a cashless basis so long as they are held by the Sponsor or any of its permitted transferees and (iii) are entitled to registration rights (including the Common Stock issuable upon exercise of the Private Placement Warrants). Additionally, the purchasers have agreed not to transfer, assign or sell any of the Private Placement Warrants, including the shares of BLTS Class A Common Stock issuable upon exercise of the Private Placement Warrants (except to certain permitted transferees), until 30 days after the completion of BLTS’s initial business combination.

In connection with the Business Combination, upon the ParentCo Merger, each of the 6,600,000 Private Placement Warrants will convert automatically into a warrant to acquire one share of ParentCo Common Stock pursuant to the Amended Warrant Agreement. For additional information, see the section titled “BCA Proposal — The BCA — Consideration — ParentCo Merger Consideration.”

Registration Rights

The holders of the founder shares, Private Placement Warrants, and warrants that may be issued upon conversion of working capital loans, if any (and any shares of BLTS Class A Common Stock issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the working capital loans and upon conversion of the founder shares) are entitled to registration rights pursuant to a registration rights agreement signed January 6, 2021 requiring BLTS to register such securities for resale (in the case of the founder shares, only after conversion to shares of BLTS Class A Common Stock). The holders of these securities are entitled to make up to three demands, excluding short form demands, that BLTS register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of BLTS’s initial business combination and rights to require BLTS to register for resale such securities pursuant to Rule 415 under the Securities Act. BLTS will bear the expenses incurred in connection with the filing of any such registration statements.

In connection with the Business Combination, the registration rights agreement will be amended and restated. The BCA contemplates that, at the Closing, ParentCo, the Sponsor, certain of BLTS’s directors and officers and the Major Company Equityholders, will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which ParentCo will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of ParentCo Common Stock and other equity securities of ParentCo that are held by the parties thereto from time to time. For additional information, see the section titled “BCA Proposal — Related Agreements — Registration Rights Agreement.”

Administrative Services Agreement

BLTS entered into an agreement whereby, commencing on January 7, 2021, through the earlier of the consummation of a business combination or BLTS’s liquidation, BLTS will pay the Sponsor a monthly fee of $10,000 for office space, secretarial and administrative support. For the three and nine months ended September 30, 2021, the Company incurred and paid $30,000 and $88,065 in fees for these services.

Lee Strategic Services Agreement

BLTS entered into an agreement whereby, commencing on January 6, 2021 through the earlier of the consummation of a business combination or BLTS’s liquidation, BLTS will pay its Chief Financial Officer, Hahn Lee, $12,500 per month for his services prior to the initial Business Combination. For the three and nine months ended September 30, 2021, the Company incurred and paid $37,500 and $110,484 in fees for these services.

Sponsor Support Agreement

On November 22, 2021, the Sponsor, BLTS, Manscaped and each director and officer of BLTS, entered into the Sponsor Support Agreement, whereby the Sponsor and each director and officer of BLTS agreed to, among other things, vote in favor of the BCA and the transactions contemplated thereby. In addition, the Sponsor and each director and officer of BLTS agreed, for no consideration at the time of the IPO, to waive their redemption rights with respect to all of the founder shares and any Common Stock held by them in connection with the consummation of the Business Combination, subject to the terms and conditions contemplated in the letter agreement, dated as of January 6, 2021. As of the date of the accompanying proxy statement/prospectus, the Sponsor and BLTS’s directors and officers own 20.0% of the issued and outstanding Common Stock. If BLTS is not able to complete the Business Combination with Manscaped or another business combination by January 11, 2023, then the Sponsor and each director and officer of BLTS will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold. Additionally, pursuant to the Sponsor Support Agreement, Sponsor has agreed immediately prior to the consummation of the ParentCo Merger (but subject to the prior satisfaction of all of the conditions to Closing), Sponsor will contribute, transfer, assign, convey and deliver to BLTS all of its 5,630,000 outstanding shares of BLTS Class B Common Stock, and in exchange, BLTS will issue to Sponsor 5,055,000 shares of BLTS Class A Common Stock. The Sponsor also agreed to subject 1,035,000 shares of its ParentCo common stock (the “Sponsor

Earnout Shares”), which are comprised of two equal tranches (the “First Target Sponsor Earnout Shares” and the “Second Target Sponsor Earnout Shares,” respectively), to potential forfeiture to ParentCo for no consideration until the occurrence of certain earnout vesting conditions. If, at any time during the period beginning on the Closing Date and ending five years after the Closing Date (such period, the “Sponsor Earnout Period”), the closing share price of ParentCo Class A Common Stock for 20 out of any 30 consecutive trading days equals or exceeds $12.50, then the First Target Sponsor Earnout Shares, or if such price equals or exceeds $15.00 per share, then the Second Target Sponsor Earnout Shares, will immediately vest and no longer be subject to forfeiture. If, upon the expiration of the Sponsor Earnout Period, either such condition has not been met, any Sponsor Earnout Shares that failed to vest will be automatically forfeited and transferred to ParentCo for no consideration. Additionally, in the event that there is an Earnout Strategic Transaction during the Sponsor Earnout Period, then, to the extent that the holders of shares of ParentCo Class A Common Stock receive a price per share of ParentCo Class A Common Stock (such price, the “Earnout Strategic Transaction Price”) that is greater than or equal to the applicable ParentCo trading price described above, any Sponsor Earnout Shares that have not previously vested will be deemed to have vested to the extent that such Sponsor Earnout Shares would have vested if the ParentCo trading price had been the Earnout Strategic Transaction Price for any 20 trading days within any period of 30 trading days during the Sponsor Earnout Period immediately prior to the closing of such transaction.

On January 10, 2022, the Sponsor Support Agreement was amended (such amendment, the “SSA Amendment”). Pursuant to the SSA Amendment, the definition of “Earnout Strategic Transaction Price” was amended such that the Sponsor Earnout Shares to be issued are to be taken into account when determining the Earnout Strategic Transaction Price.

Manscaped

Manscaped Equityholders Support Agreement

On November 22, 2021, BLTS, Manscaped and certain equityholders of Manscaped, entered into the Manscaped Equityholders Support Agreement, whereby each of the parties thereto agreed to, among other things, vote to adopt and approve, upon the effectiveness of the Registration Statement, the BCA and all other documents and transactions contemplated thereby. Additionally, certain equityholders of Manscaped agreed, among other things, not to transfer any of their shares of Manscaped common stock and Manscaped preferred stock (or enter into any arrangement with respect thereto), subject to certain customary exceptions, or enter into any voting arrangement that is inconsistent with the Manscaped Equityholders Support Agreement.

Indemnification Agreements

Manscaped has entered into indemnification agreements with each of its directors and officers. The indemnification agreements require Manscaped to indemnify its directors and officers to the fullest extent permitted by Delaware law. ParentCo intends to enter into new indemnification agreements with the directors and officers of ParentCo following the Business Combination.

Holdings LLCA

The First Amended and Restated Limited Liability Company Agreement, dated as of February 18, 2020, by and among Manscaped Holdings, LLC, the Founder Members named therein (the “LLCA Founder Members”), and the Investors in the Series A Preferred Units named therein (the “LLCA Series A Preferred Members”), as amended from time to time (the “Holdings LLCA”) contains certain drag-along rights, tag-along rights and rights of first refusal. The Holdings LLCA will be amended and restated by the Second Amended and Restated Liability Company Agreement prior to the time of closing of the Business Combination. The Second Amended will not contain such rights and will be amended and restated by the Third Amended and Restated Liability Company Agreement at the time of Closing.

The Holdings LLCA grants drag-along rights to certain members who hold more than 50% of the voting units of Manscaped. These rights are triggered if two or more such members receive an offer from a third party to consummate a Change of Control (as defined in the Holdings LLCA), and the board of managers of Manscaped Holdings, LLC approves such transaction, provided that the transaction meets certain qualifications. The Holdings LLCA also grants certain tag-along rights to the LLCA Series A Preferred Members or their Permitted Transferees (as defined in the Holdings LLCA). However, such rights do not apply to a Change of Control that receives the approval of the holders of a majority of the Series A Preferred Units (as defined in the Holdings LLCA). The Holdings LLCA also grants a right of first refusal to Manscaped Holdings, LLC, first, and the LLCA Series A Preferred Members, second.

Investors’ Rights Agreement

The Investors’ Rights Agreement, dated as of February 18, 2020 (the “Investors’ Rights Agreement”), by and among Manscaped Holdings, LLC, each of the investors listed on Schedule A thereto (each an “IRA Investor”) and each of the members listed on Schedule B thereto (each an “IRA Key Holder”), provides certain registration rights to the IRA Investors related to common units and voting incentive units of Manscaped issuable to the IRA Investors, rights to receive certain information from Manscaped and to participate in certain future equity offerings by Manscaped, and governs certain other matters set forth therein. The Investors’ Rights Agreement will be terminated at the time of Closing of the Business Combination.

Inventory Purchases

The Company purchased cologne inventory from Whiff, Inc. (“Whiff”), in which Steven King, a principal owner of the Company, is a director. Additionally, Paul Tran, an executive officer and principal owner of the Company, was a principal owner of Whiff until August 2019. Purchases of cologne inventory for the years ended December 31, 2020 and 2019 were $0.4 million and $0.5 million, respectively. These transactions were initially recorded as inventories on the consolidated balance sheets and were subsequently expensed as cost of sales on the consolidated statements of operations. For the years ended December 31, 2020 and 2019, the Company recorded $0.5 million and $0.5 million, respectively, in cost of sales related to sales of Whiff inventory. The inventory balance associated with the related party cologne as of December 31, 2020 and 2019 was not significant. There were no amounts payable as of December 31, 2020 or 2019 as a result of these related party transactions.

Loan

Steven King, a principal owner of the Company, is a co-founder of IDK Distribution, Inc. (“IDK”). Additionally, Paul Tran, an executive officer and principal owner of the Company was a principal owner of IDK until June 30, 2020. During the year ended December 31, 2018, IDK loaned $0.4 million to the Company, at a 7.5% annual interest rate, to fund inventory purchases. The Company paid the loan in full in March 2019. There were no amounts outstanding as of December 31, 2019 related to this loan. The $0.4 million repayment is included in repayments of indebtedness on the consolidated statements of cash flows for the year ended December 31, 2019.

Convertible Notes

In November 2018 and March 2019, the Company entered into convertible promissory note agreements with the Thompson Family Trust (“the Trust”) for $1.0 million (the “2018A Note”) and $2.0 million (the “2019A Note”), respectively (collectively the “Convertible Notes”). Each of the notes had a 6% interest rate, a three-year maturity and would automatically convert upon a qualified financing. Subsequent to the Company entering into the convertible promissory note agreements, in June 2019, Richard Thompson, trustee of the Trust, became a board member of the Company. Both the 2018A Note and 2019A Note were automatically converted in February 2020 as a result of the Series A-3 preferred equity financing. On the date of conversion, the 2018A Note outstanding principal and accrued interest balance of $1.1 million was converted into 1,850,259.8 Series A-1 preferred units and the 2019A Note outstanding principal and accrued interest balance of $2.1 million was converted into 1,366,376 Series A-2 preferred units. The outstanding principal balance of the convertible notes as of December 31, 2019 was $3.0 million and is included in convertible notes with related party on the consolidated balance sheets. The outstanding accrued interest balance of the convertible notes as of December 31, 2019 was $0.2 million which is included in accrued expenses on the consolidated balance sheets. The amount of interest expense for years ended December 31, 2020 and 2019 related to the convertible notes was not significant.

Policies and Procedures for Related Person Transactions

The Company will adopt a formal written policy that will be effective upon the Business Combination providing that the Company’s officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of the Company’s voting securities, any member of the immediate family of any of the foregoing persons and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest, are not permitted to enter into a related party transaction with the Company without the approval of the Company’s Nominating and Corporate Governance Committee, subject to the exceptions described below.

A related person transaction is generally a transaction, arrangement or relationship, or any series of similar transactions, arrangements, or relationships, in which the Company and any related person are, were or will be participants in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to the Company as an employee or director are not covered by this policy.

Under the policy, the Company will collect information that the Company deems reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder, to enable the Company to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under the Code of Conduct, employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

The policy will require that, in determining whether to approve, ratify or reject a related person transaction, the Company’s Audit Committee, or other independent body of the Company Board, must consider, in light of known circumstances, whether the transaction is inconsistent, or is not inconsistent with, the Company’s best interests and those of the Company’s stockholders, as the Company’s Audit Committee, or other independent body of the Company Board, determines in the good faith exercise of its discretion.

The Company’s Audit Committee has determined that certain transactions will not require the approval of the Audit Committee including certain employment arrangements of officers, director compensation, transactions with another company at which a related party’s only relationship is as a director, non-executive employee or beneficial owner of less than 10% of that company’s outstanding capital stock, transactions where a related party’s interest arises solely from the ownership of the Company’s common stock and all holders of the Company’s common stock received the same benefit on a pro rata basis and transactions available to all employees generally.

All of the transactions described above were entered into prior to the adoption of such policy.

Comparison Of Corporate Governance And Stockholder Rights

	BLTS	Surviving Corporation
Authorized Capital	The total number of shares of all classes of capital stock which BLTS has authority to issue is 401,000,000 shares of Common Stock, par value $0.0001 per share.

The total number of shares of all classes of capital stock which the Surviving Corporation has authority to issue is 600,000,000 shares of common stock, par value $0.0001 per share and 5,000,000 shares of preferred stock, par value $0.0001 per share.

Voting Rights	Holders of BLTS’s Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Holders of the Surviving Corporation Class A Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and holders of the Surviving Corporation Class B Common Stock are entitled to ten votes for each share held of record on all matters submitted to a vote of stockholders.

Number of Directors; Election and Term

BLTS’s Bylaws provide that the board of directors shall consist of not less than one (1) nor more than fifteen (15) members, the exact number initially fixed at one (1) member and that the number of members shall be fixed from time to time by the board of directors. BLTS’s board of directors currently has seven members. BLTS’s Amended and Restated Certificate provides that the Board will be three classes, designated Class I, Class II and Class III. The Board is authorized to assign members of the Board already in office to Class I, Class II or Class III. The term of the Initial Class I Directors expires at the first annual meeting of the stockholders following the effectiveness of the Amended and Restated Certificate; the term of the initial Class II Directors will expire at the second annual meeting; and the term of the initial Class III directors will expire at the third annual meeting of the stockholders. At each succeeding annual meeting of the stockholders, each of the successors elected to replace the expiring class of directors will be elected for a three year term. If the number of directors that constitutes the Board is changed, any increase or decrease will be apportioned by the Board among the classes so as to maintain the number of directors in each class as nearly equal as possible, without shortening the term of any incumbent director.

The Proposed Bylaws provide that the board of directors shall consist of not less than three members nor more than eleven members and that the number of members shall be fixed from time to time by the board of directors. The initial board of directors will have seven members.

The Proposed Certificate of Incorporation provides that the board will be three classes, designated Class I, Class II and Class III. The board is authorized to designate the members of the board in office at the time of adoption of the Proposed Certificate of Incorporation or at the time of the creation of a new directorship to Class I, Class II or Class III. The term of the Initial Class I Directors expires at the first annual meeting of the stockholders following the effectiveness of the Proposed Certificate of Incorporation; the term of the initial Class II Directors will expire at the second annual meeting following the effectiveness of the Proposed Certificate of Incorporation; and the term of the initial Class III directors will expire at the third annual meeting following the effectiveness of the Proposed Certificate of Incorporation. At each succeeding annual meeting of the stockholders, each of the successors elected to replace the expiring class of directors will be elected for a three year term. If the number of directors that constitutes the board is changed, any increase or decrease will be apportioned by the board among the classes so as to maintain the number of directors in each class as nearly equal as possible, without shortening the term of any incumbent director.

	BLTS	Surviving Corporation
Election of Directors

BLTS’s Amended and Restated Certificate of Incorporation requires that the election of directors be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy.

The Proposed Bylaws provide that the election of directors be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy.
Removal of Directors

BLTS’s Amended and Restated Certificate of Incorporation provides that a director may be removed from office at any time only for cause by the affirmative vote of holders of a majority of the voting power of all then issued and outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

The Proposed Certificate of Incorporation provides that, except for Preferred Stock Directors (as defined therein), a director may be removed from office at any time only for cause by the affirmative vote of holders of at least two-third (2/3) of the voting power of all then issued and outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Nomination of Director Candidates and Business Proposals

Pursuant to the Bylaws, nominations of persons for election to the Board may be made at any annual meeting of stockholders or at any special meeting of stockholders called for the purpose of electing directors by or at the direction of the Board or by any stockholder who is entitled to vote in an election of directors on the date of the giving of the notice provided for in the bylaws and on the record for the determination of stockholders entitled to vote at such meeting, and who complies with the notice procedures set forth in the bylaws. For a nomination to be made by a stockholder, the stockholder must give timely notice in proper written form to the Secretary of the Corporation. To be timely, notice must be received by the Secretary at the principal executive offices (i) in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is calls for a date that is not within 45 days before or after such anniversary date, notice by the stockholder to be timely must be so received no earlier than the opening of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by BLTS; and (ii) in the case of a special meeting of stockholders called for

Pursuant to the Proposed Bylaws, nominations of persons for election to the board may be made at a meeting properly called for the purpose of electing directors only (i) by or at the direction of the board or any committee thereof or (ii) by any stockholder who is entitled to vote in an election of directors on the date of the giving of the notice provided for in the bylaws and on the record for the determination of stockholders entitled to vote at such meeting, and who complies with the notice procedures set forth in the bylaws. For a nomination to be made by a stockholder, the stockholder must give timely notice in proper written form addressed to the attention of the Secretary of the Surviving Corporation. To be timely, notice must be received by the Secretary at the principal executive offices (i) in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the first anniversary date of the prior year’s annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or 60 days after such anniversary date, or no annual meeting was held during the prior year, notice by the stockholder to be timely must be so received no earlier than the opening of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which notice of such annual meeting was made by mail or public announcement;

	BLTS	Surviving Corporation

the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by BLTS. The Bylaws also specify requirements as to the form and content of a stockholder’s notice. If the Board or the chairman of the meeting of stockholders determines that any nomination was not made in accordance with the Bylaws, then such nomination will not be considered. If the stockholder or qualified representative of the stockholder does not appear at the meeting of the stockholders to present the nomination, such nomination shall be disregarded.

and (ii) in the case of a special meeting of stockholders, not earlier than 120 days before and no later than the later of 90 days before such special meeting and the 10th day following the day on which notice of such special meeting was made by mail or public announcement. The Bylaws also specify requirements as to the form and content of a stockholder’s notice. If the person presiding over the meeting of stockholders determines that any nomination was not made in accordance with the Proposed Bylaws, then such nomination will not be considered. If the stockholder or qualified representative of the stockholder does not appear at the meeting of the stockholders to present the nomination, such nomination shall be disregarded.

Special Meetings of Stockholders

Subject to the rights, if any, of the holders of any issued and outstanding series of the Preferred Stock, special meetings of stockholders may be called only by the Chairman of the Board (or, if applicable, any Co-Chairman of the Board), Chief Executive Officer of the Corporation, or the Board pursuant to a resolution adopted by a majority of the Board, and the ability of the stockholders to call a special meeting is specifically denied.

Subject to the rights, if any, of the holders of any issued and outstanding series of the Preferred Stock, special meetings of stockholders may be called only by the Chairman of the board, Vice Chairman of the board, the Chief Executive Officer of the Surviving Corporation, or the board pursuant to a written resolution adopted by a majority of the total number of directors that the Surviving Corporation would have if there were no vacancies. Additionally, until the Majority Ownership Requirement (as defined in the Proposed Certificate of Incorporation) is no longer met, special meetings of stockholders may be called by the Secretary of the Surviving Corporation at the request of the holders of a majority of the total voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Manner of Acting by Stockholders

At any annual or special meeting of the stockholders, holders of the Class A Common Stock and holders of the Class B Common Stock, voting together as a single class, shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders.

At any annual or special meeting of the stockholders, holders of the Class A Common Stock and holders of the Class B Common Stock, voting together as a single class (or, if any holders of Preferred Stock are entitled to vote together with the holders of common stock, as a single class with the holders of Preferred Stock), shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders except as expressly set forth in the Proposed Certificate of Incorporation or Proposed Bylaws.

	BLTS	Surviving Corporation
Stockholder Action Without Meeting

BLTS’s Amended and Restated Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders of BLTS must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders other than with respect to the BLTS Class B Common Stock which may take action by written consent.

The Proposed Certificate of Incorporation provides that, from and after the date that the Majority Ownership Requirement (as defined in the Proposed Certificate of Incorporation) is no longer met, any action required or permitted to be taken by the stockholders must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders other than with respect to the Surviving Corporation Class B Common Stock, which holders may take action by written consent for any action required or permitted to be taken by such class voting separately as a class, with the consent of a majority of the total voting power of the Surviving Corporation Class B Common Stock entitled to vote, voting together as a single class. Until the Majority Ownership Requirement is no longer met, any action required or permitted to be taken by the stockholders at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be executed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Surviving Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Surviving Corporation having custody of the book in which proceedings of meetings of the stockholders are recorded

State Anti-Takeover Statutes

BLTS’s Amended and Restated Certificate of Incorporation did not opt out of the provisions of Section 203 of the DGCL, which, subject to certain exceptions, would prohibit a company that opts in from engaging in specified business combinations with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless the business combination or transaction in which such stockholder became an interested stockholder is approved in a prescribed manner.

The Proposed Certificate of Incorporation provides that the Surviving Corporation will not be subject to the provisions of Section 203 of the DGCL, which, subject to certain exceptions, would prohibit a company from engaging in specified business combinations with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless the business combination or transaction in which such stockholder became an interested stockholder is approved in a prescribed manner.

	BLTS	Surviving Corporation
Indemnification of Directors and Officers

BLTS’s Amended and Restated Certificate of Incorporation provides that BLTS shall indemnify, to the full extent permitted by Section 145 of the DGCL, as amended from time to time, all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification thereunder shall be paid by BLTS in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by BLTS.

The Proposed Certificate of Incorporation provides that the Surviving Corporation shall indemnify, to the full extent permitted by applicable law, any person who was or is a party or is threatened to be made a party to or otherwise involved any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Surviving Corporation or, while a director or officer of the Surviving Corporation, is or was serving at the request of the Surviving Corporation as a director, officer, employee, agent or trustee of another entity or enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees and expenses, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) actually and reasonably incurred by such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Surviving Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. To the extent not prohibited by applicable law, expenses (including attorneys’ fees) incurred by a covered person in appearing at, participating in or defending any covered proceeding for which such person may be entitled to indemnification thereunder shall be paid by the Surviving Corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such person to repay such amounts advanced if it shall ultimately be determined that he is not entitled to be indemnified by the Surviving Corporation.

Limitation on Liability of Directors

BLTS’s Amended and Restated Certificate of Incorporation provides that, to the full extent permitted by the DGCL as amended from time to time, no director will be personally liable to the Surviving Corporation or its stockholders for or with respect to any breach of fiduciary duty or other act or omission as a director, except for liability (i) for any breach of the director’s duty of loyalty to BLTS or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

The Proposed Certificate of Incorporation provides that, to the full extent permitted by the DGCL as amended from time to time, no director will be personally liable to the Surviving Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

	BLTS	Surviving Corporation
Amendments to Charter

Other than amendments with respect to the provisions of the BLTS Amended and Restated Certificate of Incorporation that relate to the requirements for BLTS’s initial business combination, redemption rights, distributions from the trust account and certain share issuances, which require the affirmative vote of holders of at least 65% of all of the outstanding shares of BLTS Common Stock and will be removed from the BLTS Amended and Restated Certificate of Incorporation following the Business Combination, the BLTS Amended and Restated Certificate of Incorporation generally does not have supermajority voting requirements for amendments. Under Delaware law, amendments to a certificate of incorporation requires the approval of a majority of the outstanding stock entitled to vote on the proposed amendment.

The Proposed Certificate of Incorporation generally does not have supermajority voting requirements for amendments other than amendments with respect to the provisions of the Proposed Certificate of Incorporation that relate to the requirements for action by and meetings of stockholders, anti-takeover, amendment of the Certificate of Incorporation or Bylaws, forum for adjudicating disputes, and board composition, appoint, and removal, which (i) until the Majority Ownership Requirement is no longer met, in addition to any other vote otherwise required by law, require the affirmative vote of the holders of a majority of the total voting power of the outstanding shares of common stock entitled to vote generally in the election of directors, voting together as a single class and (ii) from and after the date that the Majority Ownership Requirement is no longer met, require the affirmative vote of holders of at least two-thirds (2/3) of all of the outstanding shares of common stock. Under Delaware law, amendments to a certificate of incorporation requires the approval of a majority of the outstanding stock entitled to vote on the proposed amendment.

Amendments to Bylaws

BLTS’s Bylaws provide that the Bylaws may be adopted, amended, altered or repealed, by the affirmative vote of the Board or by the affirmative vote of the stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock of BLTS required by applicable law or the Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as single class is also required.

The Proposed Bylaws provide that the Bylaws may be adopted, amended, altered or repealed by the board, subject to the power of the stockholders entitled to vote with respect thereto or by the affirmative vote of the stockholders; provided, however, that with respect to the powers of stockholders entitled to vote with respect thereto to make, alter, amend or repeal the Proposed Bylaws, from and after the date that the Majority Ownership Requirement is no longer met, in addition to any other vote otherwise required by law, the affirmative vote of the holders of at least two-thirds (2/3) of the total voting power of the outstanding shares of capital stock of the Surviving Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to make, alter, amend or repeal the Proposed Bylaws.

	BLTS	Surviving Corporation
Liquidation if No Business Combination

BLTS’s Amended and Restated Certificate of Incorporation provides that in the event that BLTS has not consummated an initial business combination within 24 months from the closing of the IPO, BLTS shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of shares of BLTS Common Stock sold in the IPO in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to BLTS to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), by (B) the total number of then outstanding public IPO shares, which redemption will completely extinguish rights of the public stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and BLTS’s board of directors in accordance with applicable law, dissolve and liquidate, subject in each case to BLTS’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

N/A
Redemption Rights

BLTS’s Amended and Restated Certificate of Incorporation provides the holders of the BLTS Common Stock with the opportunity to redeem their public shares (i) in the event that BLTS offers to redeem pursuant to a tender offer, the offer shall be equal to the quotient obtained by dividing: (x) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest not previously released to the Corporation to pay its taxes, by (y) the total number of then issued and outstanding shares of common stock included as part of the units sold in BLTS’ initial public offering; (ii) if BLTS offers to redeem in conjunction with a stockholder vote on the proposed initial Business Combination pursuant to a proxy solicitation, price per share of the Common Stock payable to holders exercising their Redemption Rights (irrespective of whether they voted in favor or against the Business Combination) shall be equal to the quotient

N/A

	BLTS	Surviving Corporation

obtained by dividing: (x) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest not previously released to the Corporation to pay its taxes, by (y) the total number of then issued and outstanding shares of common stock included as part of the units sold in BLTS’ initial public offering.

Lock-up	N/A

The Proposed Bylaws contain a lock-up provision under which, after the consummation of the Business Combination and subject to certain exceptions, the Sponsor, BLTS’s directors and officers and certain Manscaped Unitholders will be contractually restricted from selling or transferring any of their shares of common stock until the earliest of (i) the date that is 365 days after the closing of the Business Combination, (ii) the closing of a merger, liquidation, stock exchange, reorganization or other similar transaction that results in all of the public stockholders of Surviving Corporation having the right to exchange their shares of the Surviving Corporation Class A Common Stock for cash securities or other property, or (iii) the day after the date on which the closing price of the Surviving Corporation Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the closing date of the Business Combination.

Description Of ParentCo Securities

The following summary of certain provisions of ParentCo securities does not purport to be complete and is subject to the Proposed Certificate of Incorporation, the Proposed Bylaws and the provisions of applicable law. Copies of the Proposed Certificate of Incorporation and the Proposed Bylaws are attached to this proxy statement/prospectus as Annex H and Annex I, respectively.

Authorized Capitalization

General

ParentCo will have 605,000,000 shares of authorized capital stock, which will consist of (i) 500,000,000 shares of Class A Common Stock, par value $0.0001 per share (“ParentCo Class A Common Stock”) and (ii) 100,000,000 shares of Class B Common Stock, par value $0.0001 per share (“ParentCo Class B Common Stock”) and 5,000,000 shares of preferred stock, par value of $0.0001 per share (the “Preferred Stock”).

Preferred Stock

The Proposed Certificate of Incorporation will provide that shares of Preferred Stock may be issued from time to time in one or more series of any number of shares, provided that the aggregate number of shares issued and not retired of any and all such series shall not exceed the total number of shares of Preferred Stock authorized, and with such powers, including voting powers, if any, and the designations, preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, all as shall hereafter be stated and expressed in the resolution or resolutions providing for the designation and issue of such shares of Preferred Stock from time to time adopted by the ParentCo board pursuant to authority so to do which is expressly vested in the ParentCo board. The powers, including voting powers, if any, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. Each series of shares of Preferred Stock: (i) may have such voting rights or powers, full or limited, if any; (ii) may be subject to redemption at such time or times and at such prices, if any; (iii) may be entitled to receive dividends (which may be cumulative or noncumulative) at such rate or rates, on such conditions and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or series of stock, if any; (iv) may have such rights upon the voluntary or involuntary liquidation, winding-up or dissolution of, upon any distribution of the assets of, or in the event of any merger, sale or consolidation of, ParentCo, if any; (v) may be made convertible into or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock of ParentCo (or any other securities of ParentCo) at such price or prices or at such rates of exchange and with such adjustments, if any; (vi) may be entitled to the benefit of a sinking fund to be applied to the purchase or redemption of shares of such series in such amount or amounts, if any; (vii) may be entitled to the benefit of conditions and restrictions upon the creation of indebtedness of ParentCo or any subsidiary, upon the issue of any additional shares (including additional shares of such series or of any other series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by ParentCo or any subsidiary of, any outstanding shares of ParentCo, if any; (viii) may be subject to restrictions on transfer or registration of transfer, or on the amount of shares that may be owned by any person or group of persons; and (ix) may have such other relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, if any; all as shall be stated in said resolution or resolutions of the ParentCo board providing for the designation and issue of such shares of Preferred Stock.

Common Stock

ParentCo will have 500,000,000 shares of ParentCo Class A Common Stock, par value $0.0001 per share and (ii) 100,000,000 shares of ParentCo Class B Common Stock, par value $0.0001 per share. The number of authorized shares of any particular class may not be decreased below the number of shares of each class then oustanding, and, in the case of ParentCo common stock, the number of authorized shares may not be decreased below the number of shares of ParentCo common stock outstanding, plus: (i) in the case of ParentCo Class A Common Stock, the number of shares of ParentCo Class A Common Stock issuable in connection with (x) the exchang or redemption of all LLC Units held by members of Manscaped Holdings, LLC other than ParentCo pursuant to Article 10 of the Operating Agreement of Manscaped Holdings, LLC (the “Operating Agreement”) and (y) the exercise of outstanding options, warrants, exchange rights, conversion rights or similar rights for ParentCo Class A Common Stock or (ii) in the case of ParentCo Class B Common Stock, the number of shares of ParentCo Class B Common Stock issuable in connection with (x) the exchange or redemption of all Voting LLC Units (as defined in the Proposed Certificate of Incorporation) held by members of Manscaped Holdings, LLC other than ParentCo, pursuant to Article 10 of the Operating Agreement, and (y) the vesting of unvested Voting LLC Units held by members of Manscaped Holdings, LLC other than ParentCo.

Voting Rights

The Proposed Certificate of Incorporation will provide that holders of ParentCo Class A Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, and holders of ParentCo Class B Common Stock are entitled to ten votes for each share held of record on all matters submitted to a vote of stockholders.

Dividend Rights

The Proposed Certificate of Incorporation will provide that subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference senior to or the right to participate with the ParentCo Class A Common Stock with respect to the payment of dividends, dividends of cash or property may be declared and paid on the ParentCo Class A Common Stock out of the assets of ParentCo that are by law as determined by the ParentCo board of directors. ParentCo Class B Common Stock will not be eligible for dividends of cash or property but are eligible in certain situations for stock dividends of the same class of common stock.

Other Rights

The Proposed Certificate of Incorporation will provide that to the extent Voting LLC Units (as defined in the Proposed Certificate of Incorporation) are issued pursuant to the Operating Agreement to anyone other than ParentCo or a wholly owned subsidiary of ParentCo, an equivalent number of shares of ParentCo Class B Common Stock shall be issued at par to the same person to which such Voting LLC Units are issued; provided that unvested Voting LLC Units shall only be entitled to an equivalent number of shares of ParentCo Class B Common Stock upon vesting of the Voting LLC Units held by members of Manscaped Holdings, LLC other than ParentCo.

Liquidation Rights

The Proposed Certificate of Incorporation provides that, in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of ParentCo, after payment or provision for payment of the debts and other liabilities of ParentCo and of the preferential and other amounts, if any, to which the holders of Preferred Stock are entitled, if any, the holders of all outstanding shares of ParentCo Class A Common Stock will be entitled to receive, pari passu, an amount per share equal to the par value thereof, and thereafter the holders of all outstanding shares of ParentCo Class A Common Stock will be entitled to receive the remaining assets of ParentCo available for distribution ratably in proportion to the number of shares of ParentCo Class A Common Stock. Without limiting the rights of the holders of ParentCo Class B Common Stock to have their LLC Units redeemed or exchanged for shares of ParentCo Class A Common Stock in accordance with Article 10 of the Operating Agreement (or for the consideration payable in respect of shares of ParentCo Class A Common Stock in such voluntary or involuntary liquidation, dissolution or winding-up), the holders of shares of ParentCo Class B Common Stock, as such, will not be entitled to receive, with respect to such shares, any assets of ParentCo in excess of the par value thereof, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of ParentCo.

Action by Written Consent

The Proposed Certificate of Incorporation provides that, from and after the date that the Majority Ownership Requirement (as defined in the Proposed Certificate of Incorporation) is no longer met, any action required or permitted to be taken by the stockholders of ParentCo must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders other than with respect to the ParentCo Class B Common Stock, which holders may take action by written consent for any action required or permitted to be taken by such class voting separately as a class, with the consent of a majority of the total voting power of the ParentCo Class B Common Stock entitled to vote, voting together as a single class. Until the Majority Ownership Requirement is no longer met, any action required or permitted to be taken by the ParentCo stockholders at any annual or special meeting of such stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be executed by the holders of outstanding ParentCo stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to ParentCo by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of ParentCo having custody of the book in which proceedings of meetings of the ParentCo stockholders are recorded.

Anti-Takeover Provisions

The Proposed Certificate of Incorporation provides that ParentCo will not be subject to the provisions of Section 203 of the DGCL, which, subject to certain exceptions, would prohibit a company from engaging in specified business combinations with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless the business combination or transaction in which such stockholder became an interested stockholder is approved in a prescribed manner.

Limitations on Liability and Indemnification of Officers and Directors

The Proposed Certificate of Incorporation provides that ParentCo shall indemnify, to the full extent permitted by applicable law as it presently exists or may thereafter be amended, any person who was or is a party or is threatened to be made a party to or otherwise involved any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of ParentCo or, while a director or officer of ParentCo, is or was serving at the request of ParentCo as a director, officer, employee, agent or trustee of another entity or enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees and expenses, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) actually and reasonably incurred by such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of ParentCo, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. To the extent not prohibited by applicable law, expenses (including attorneys’ fees) incurred by a covered person in appearing at, participating in or defending any covered proceeding for which such person may be entitled to indemnification thereunder shall be paid by ParentCo in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such person to repay such amounts advanced if it shall ultimately be determined that he is not entitled to be indemnified by ParentCo.

The Proposed Certificate of Incorporation provides that, to the full extent permitted by the DGCL, no director will be personally liable to ParentCo or its stockholders for monetary damages for breach of fiduciary duty as a director.

Exclusive Jurisdiction of Certain Actions

The Proposed Certificate of Incorporation provides that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court or federal district court located within the State of Delaware) is the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on behalf of ParentCo; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of ParentCo’s current or former directors, officers, or other employees to ParentCo or its stockholders; (iii) any action asserting a claim arising pursuant to any provision of the DGCL; or (iv) any action asserting a claim governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. In addition, to prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Proposed Certificate of Incorporation provides that, unless ParentCo consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such provision.

Transfer Agent

The transfer agent for ParentCo Common Stock will be Continental.

Securities Act Restrictions On Resale Of ParentCo Securities

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted ParentCo Common Stock or ParentCo Warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of ParentCo at the time of, or at any time during the nine months preceding, a sale and (ii) ParentCo is subject to the Exchange Act periodic reporting requirements for at least nine months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as ParentCo was required to file reports) preceding the sale.

Persons who have beneficially owned restricted ParentCo Common Stock shares or ParentCo Warrants for at least six months but who are affiliates of ParentCo at the time of, or at any time during the nine months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of ParentCo Common Stock then outstanding; or

•        the average weekly reported trading volume of ParentCo Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of ParentCo under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about ParentCo.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, the Sponsor will be able to sell its founder shares and private placement warrants, as applicable, pursuant to Rule 144 without registration one year after BLTS has completed the Business Combination.

BLTS anticipates that following the consummation of the Business Combination, ParentCo will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

Stockholder Proposals And NOMINATIONS

Stockholder Proposals

It is anticipated that ParentCo’s 2022 annual meeting of stockholders will be held no later than May 18, 2022. ParentCo’s Proposed Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. ParentCo’s Proposed Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in the notice of such meeting (or any supplement or amendment thereto) given by or at the direction of ParentCo’s board of directors, (ii) otherwise properly brought before such meeting by or at the direction of ParentCo’s board of directors or the chairperson of the board, or (iii) otherwise properly brought before such meeting by a stockholder present in person who (A) (1) was a record owner of shares of ParentCo both at the time of giving the notice and at the time of such meeting, (2) is entitled to vote at such meeting, and (3) has complied with notice procedures specified in ParentCo’s Proposed Bylaws in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act. To be timely for ParentCo’s annual meeting of stockholders, ParentCo’s secretary must receive the written notice at ParentCo’s principal executive offices:

•        not earlier than the 90th day; and

•        not later than the 120th day,

before the one-year anniversary of the preceding year’s annual meeting.

In the event that no annual meeting was held in the previous year or ParentCo holds its annual meeting of stockholders more than thirty (30) days before or more than sixty (60) days after the one-year anniversary of a preceding year’s annual meeting, notice of a stockholder proposal must be not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made.

Accordingly, for ParentCo’s annual meeting, assuming the meeting is held on May 18, notice of a nomination or proposal must be delivered to ParentCo no later than February 17, and no earlier than January 18. Nominations and proposals also must satisfy other requirements set forth in the Proposed Bylaws.

Under Rule 14a-8 of the Exchange Act, a stockholder proposal to be included in the proxy statement and proxy card for the annual general meeting pursuant to Rule 14a-8, assuming the meeting is held on May 18, must be received at BLTS’s principal office on or before January 18, and must comply with Rule 14a-8.

Stockholder Director Nominees

ParentCo’s Proposed Bylaws permit stockholders to nominate directors for election at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) of stockholders, subject to the provisions of ParentCo’s Proposed Certificate of Incorporation. To nominate a director, the stockholder must provide the information required by ParentCo’s Proposed Bylaws. In addition, the stockholder must give timely notice to ParentCo’s secretary in accordance with ParentCo’s Proposed Bylaws, which, in general, require that the notice be received by ParentCo’s secretary within the time periods described above under the section titled “Stockholder Proposals and Nominations — Stockholder Proposals” for stockholder proposals.

Stockholder Communications

Stockholders and interested parties may communicate with BLTS’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Bright Lights Acquisition Corp., 12100 Wilshire Blvd, Suite 1150, Los Angeles, CA 90025. Following the Business Combination, such communications should be sent in care of ParentCo, 3753 Howard Hughes Parkway, Suite 200, Las Vegas, NV 89169. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

Legal Matters

Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California, has passed upon the validity of the securities of ParentCo offered by this proxy statement/prospectus and certain other legal matters related to this proxy statement/prospectus. Buchalter PC has represented Manscaped in connection with the Business Combination.

Experts

The financial statements of Bright Lights Acquisition Corp. as of December 31, 2020 and for the year ended for the period from September 15, 2020 (inception) through December 31, 2020, included in this proxy statement/prospectus have been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Manscaped Holdings, LLC as of December 31, 2020 and 2019 and for each of the years in the two year period ended December 31, 2020, have been included herein, in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

Delivery Of Documents To Stockholders

Pursuant to the rules of the SEC, BLTS and services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of each of BLTS’s annual report to stockholders and BLTS’s proxy statement. Upon written or oral request, BLTS will deliver a separate copy of the annual report to stockholders or proxy statement to any stockholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Stockholders receiving multiple copies of such documents may likewise request that BLTS deliver single copies of such documents in the future. Stockholders receiving multiple copies of such documents may request that BLTS deliver single copies of such documents in the future. Stockholders may notify BLTS of their requests by calling or writing BLTS at its principal executive offices at 12100 Wilshire Blvd, Suite 1150, Los Angeles, CA 90025 or (310) 421-1472.

Where You Can Find More Information; Incorporation By Reference

BLTS and ParentCo have filed a registration statement on Form S-4, which includes BLTS’ proxy statement and ParentCo’s prospectus, to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

BLTS files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on BLTS at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov. Those filings are also available free of charge to the public on, or accessible through, BLTS’s corporate website under the heading “Investor Relations,” at http://www.brightlightsacquisition.com. BLTS’s website and the information contained on, or that can be accessed through, the website are not deemed to be incorporated by reference in, and are not considered part of, this proxy statement/prospectus.

Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other Annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

All information contained in this proxy statement/prospectus relating to BLTS has been supplied by BLTS, and all such information relating to Manscaped and ParentCo has been supplied by Manscaped, respectively. Information provided by one another does not constitute any representation, estimate or projection of the other.

Incorporation by Reference of Certain of BLTS’s and ParentCo’s Filings with the SEC

The SEC allows BLTS and ParentCo to “incorporate by reference” certain information filed with the SEC into this proxy statement/prospectus. If you have questions about the Business Combination or would like to request a copy of any documents incorporated by reference into this proxy statement/prospectus, you should contact via phone or in writing:

Morrow Sodali LLC
Individuals call toll-free: (800) 662-5200
Banks and Brokerage Firms, please call: (203) 658-9400
Email: BLTS.info@investor.morrowsodali.com

INDEX TO FINANCIAL STATEMENTS

BRIGHT LIGHTS ACQUISITION CORP.

Unaudited Condensed Financial Statements
Condensed Balance Sheets as of September 30, 2021, and December 31, 2020	F-16
Condensed Statements of Operations for the Three and Nine Months Ended September 30, 2021, and for the Period from September 15, 2020 (Inception), Through September 30, 2020	F-17
Condensed Statements of Changes in Stockholders’ Deficit for the Three and Nine Months Ended September 30, 2021, and for the Period from September 15, 2020 (Inception), Through September 30, 2020	F-18
Condensed Statement of Cash Flows for the Nine Months Ended September 30, 2021, and for the Period from September 15, 2020 (inception), Through September 30, 2020	F-19
Notes to Unaudited Condensed Financial Statements	F-20 to F-34

MANSCAPED HOLDINGS, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Bright Lights Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Bright Lights Acquisition Corp. (the “Company”) as of December 31, 2020, the related statements of operations, changes in stockholder’s equity and cash flows for the period from September 15, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from September 15, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2020.

Boston, MA
March 31, 2021

BRIGHT LIGHTS ACQUISITION CORP.
BALANCE SHEET
DECEMBER 31, 2020

ASSETS
Current asset – cash	$56,573
Deferred offering costs	309,175
TOTAL ASSETS	$365,748

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Accrued expenses	$4,119
Accrued offering costs	185,880
Advances from related party	—
Promissory note – related party	155,000
Total Liabilities	344,999

Commitments and Contingencies

Stockholder’s Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—
Class A common stock, $0.0001 par value; 380,000,000 shares authorized; no shares issued and outstanding	—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 5,750,000 shares issued and outstanding(1)	575
Additional paid-in capital	24,425
Accumulated deficit	(4,251)
Total Stockholder’s Equity	20,749
TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$365,748

____________

(1)      Included an aggregate of up to 750,000 shares of Class B common stock that were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option was exercised (see Note 5).

The accompanying notes are an integral part of the financial statements.

BRIGHT LIGHTS ACQUISITION CORP.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM SEPTEMBER 15, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

Formation and operating costs	$4,251
Net Loss	$(4,251)
Weighted average shares outstanding, basic and diluted(1)	5,000,000
Basic and diluted net loss per common shares	$(0.00)

____________

(1)      Excluded an aggregate of up to 750,000 shares of Class B common stock that were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option was exercised (see Note 5).

The accompanying notes are an integral part of the financial statements.

BRIGHT LIGHTS ACQUISITION CORP.
STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY
FOR THE PERIOD FROM SEPTEMBER 15, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

	Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder’s Equity
	Shares	Amount
Balance – September 15, 2020 (inception)	—	$—	$—	$—	$—
Issuance of Class B common stock to Sponsor(1)	5,750,000	575	24,425	—	25,000
Net loss	—	—	—	(4,251)	(4,251)
Balance – December 31, 2020	5,750,000	$575	$24,425	$(4,251)	$20,749

____________

(1)      Included an aggregate of up to 750,000 shares of Class B common stock that were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option was exercised (see Note 5).

The accompanying notes are an integral part of the financial statements.

BRIGHT LIGHTS ACQUISITION CORP.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM SEPTEMBER 15, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

Cash Flows from Operating Activities:
Net loss	$(4,251)
Changes in operating assets and liabilities:
Accrued expenses	4,119
Net cash used in operating activities	(132)

Cash Flows from Financing Activities:
Proceeds from promissory note – related party	155,000
Payment of offering costs	(98,295)
Net cash provided by financing activities	56,705

Net Change in Cash	56,573
Cash – Beginning	—
Cash – Ending	$56,573

Non-cash investing and financing activities:
Deferred offering costs included in accrued offering costs	$185,880
Deferred offering costs paid by Sponsor in exchange for the issuance of Class B common stock	$25,000

The accompanying notes are an integral part of the financial statements.

BRIGHT LIGHTS ACQUISITION CORP
Notes to Financial Statements

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Bright Lights Acquisition Corp. (the “Company”) is a blank check company incorporated in Delaware on September 15, 2020. The Company was formed for the purpose of effectuating a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses (the “Business Combination”).

The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2020, the Company had not yet commenced any operations. All activity for the period September 15, 2020 (inception) through December 31, 2020 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”).

The registration statement for the Company’s Initial Public Offering was declared effective on January 6, 2021. On January 11, 2021, the Company consummated the Initial Public Offering of 23,000,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriter of its over-allotment option in the amount of 3,000,000 Units, at $10.00 per Unit, generating gross proceeds of $230,000,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 6,600,000 warrants (each, a “Private Placement Warrant” and, collectively, the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to Bright Lights Sponsor LLC (the “Sponsor”), generating gross proceeds of $6,600,000, which is described in Note 4.

Transaction costs amounted to $12,301,684, consisting of $4,325,000 of underwriting fees, $7,568,750 of deferred underwriting fees and $407,934 of other offering costs.

Following the closing of the Initial Public Offering on January 11, 2021, an amount of $230,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”), invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the funds in the Trust Account to the Company’s stockholders, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. Nasdaq rules provide that the Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned on the Trust Account) at the time of the signing a definitive agreement to enter a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00

BRIGHT LIGHTS ACQUISITION CORP
Notes to Financial Statements

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 either prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or don’t vote at all.

Notwithstanding the above, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% of the Public Shares, without the prior consent of the Company.

The Sponsor and initial stockholders of the Company have agreed (a) to waive their redemption rights with respect to their Founder Shares and Public Shares held by them in connection with the completion of a Business Combination, (b) to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination by January 11, 2023 and (c) not to propose an amendment to the Amended and Restated Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company will have until January 11, 2023 to complete a Business Combination or any extended period of time that the Company has to consummate a Business Combination (an “Extension Period”) as a result of an amendment to the Amended and Restated Certificate of Incorporation (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

BRIGHT LIGHTS ACQUISITION CORP
Notes to Financial Statements

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

The Sponsor and initial stockholders of the Company have agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor or the initial stockholders of the Company acquire Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay our taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”).

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and Stockholder approval of any golden parachute payments not previously approved.

BRIGHT LIGHTS ACQUISITION CORP
Notes to Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2020.

Deferred Offering Costs

Deferred offering costs consist of legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Initial Public Offering. On January 11, 2021, deferred offering costs amounting to $12,301,684 were charged to stockholder’s equity upon the completion of the Initial Public Offering (see Note 1). As of December 31, 2020, there were $309,175 of deferred offering costs recorded in the accompanying balance sheet.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2020. The

BRIGHT LIGHTS ACQUISITION CORP
Notes to Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception. The provision for income taxes was deemed to be immaterial as of December 31, 2020.

Net Loss Per Common Share

Net loss per share of common stock is computed by dividing net loss by the weighted average number of common shares outstanding during the period, excluding shares of common stock subject to forfeiture. Weighted average shares were reduced for the effect of an aggregate of 750,000 shares of Class B common stock that are subject to forfeiture by the Sponsor if the over-allotment option is not exercised by the underwriter (see Note 5). At December 31, 2020, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company had not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the Company’s balance sheet, primarily due to their short-term nature.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3 — INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 23,000,000 Units which includes a full exercise by the underwriters of their over-allotment option in the amount of 3,000,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one share of the Company’s Class A common stock, $0.0001 par value, and one-half of one redeemable warrant (“Public Warrant”). Each Public Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 per whole share (see Note 7).

NOTE 4 — PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 6,600,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant ($6,600,000 in the aggregate), in a private placement. Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at a price of $11.50 per share. The proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.

BRIGHT LIGHTS ACQUISITION CORP
Notes to Financial Statements

NOTE 5 — RELATED PARTY TRANSACTIONS

Founder Shares

On September 29, 2020, the Sponsor paid $25,000 to cover certain offering costs of the Company in consideration for 5,750,000 shares of Class B common stock (the “Founder Shares”). The Founder Shares included an aggregate of up to 750,000 shares subject to forfeiture by the Sponsor to the extent that the underwriter’s over-allotment is not exercised in full or in part, so that the amount of Founder Shares outstanding will equal, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering (assuming the Sponsor does not purchase any Public Shares in the Initial Public Offering). As a result of the underwriters’ election to fully exercise their over-allotment option, no Founder Shares are currently subject to forfeiture.

The Sponsor has agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination or (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Administrative Support Agreement

The Company agreed, commencing on January 7, 2021, to pay the Sponsor a total of $10,000 per month for office space, secretarial and administrative support. Upon completion of the Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. As of December 31, 2020 no expense was incurred.

Lee Strategic Services Agreement

Commencing on January 6, 2021 the Company will pay its Chief Financial Officer, Hahn Lee, $12,500 per month for his services prior to the initial Business Combination. As of December 31, 2020 no expense was incurred.

Promissory Note — Related Party

On September 29, 2020, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). The Note is non-interest bearing and is payable on the earlier of (i) June 30, 2021, (ii) the consummation of the Initial Public Offering or (iii) the date on which the Company determines not to proceed with the Initial Public Offering. As of December 31, 2020, there was $155,000 in borrowings outstanding under the Promissory Note. The outstanding balance under the Note of $155,000 was repaid at the closing of the Initial Public Offering on January 11, 2021.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s directors and officers may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants.

BRIGHT LIGHTS ACQUISITION CORP
Notes to Financial Statements

NOTE 6 — COMMITMENTS AND CONTINGENCIES

Registration Rights

Pursuant to a registration rights agreement entered into on January 6, 2021, the holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of the Working Capital Loans (and any shares of Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans and upon conversion of the Founder Shares) will have registration rights to require the Company to register a sale of any of our securities held by them. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. The registration rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters are entitled to a deferred fee of $0.35 per Unit, up to $7,568,750 in the aggregate. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. Certain investors identified by our Sponsor purchased units in the Initial Public Offering consummated on January 11, 2021 at the initial public offering price. The underwriters did not receive any underwriting discounts or commissions on units sold in the Initial Public Offering that were purchased by certain investors identified by the Sponsor.

NOTE 7 — STOCKHOLDER’S EQUITY

Preferred Stock — The Company is authorized to issue 1,000,000 shares of $0.0001 par value preferred stock. At December 31, 2020, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue up to 380,000,000 shares of Class A, $0.0001 par value common stock. Holders of the Company’s common stock are entitled to one vote for each share. At December 31, 2020, there were no shares of Class A common stock issued and outstanding.

Class B Common Stock — The Company is authorized to issue up to 20,000,000 shares of Class B, $0.0001 par value common stock. Holders of the Company’s common stock are entitled to one vote for each share. At December 31, 2020, there were 5,750,000 shares of Class B common stock issued and outstanding.

Holders of Class A common stock and Class B common stock will vote together as a single class on all other matters submitted to a vote of shareholders, except as required by law.

The shares of Class B common stock will automatically convert into shares of Class A common stock concurrently with or immediately following the consummation of a Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with a Business Combination, the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common stock outstanding after such conversion (after giving effect to any redemptions of shares of Class A common stock by public stockholders), including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of a Business Combination, excluding any shares of Class A common stock or equity-linked securities or rights exercisable or exchangeable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in a Business Combination and any Private Placement Warrants issued to the Sponsor, officers or directors upon conversion of Working Capital Loans, provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

BRIGHT LIGHTS ACQUISITION CORP
Notes to Financial Statements

NOTE 7 — STOCKHOLDER’S EQUITY (cont.)

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the consummation of a Business Combination or (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A common stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act covering the issuance of the Class A common stock issuable upon exercise of the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A common stock issuable upon exercise of the warrants. The Company will use its commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if our Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company do not so elect, it will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Warrants When the Price per share of Class A common stock Equals or Exceeds $18.00 — Once the warrants become exercisable, the Company may redeem the outstanding Public Warrants:

•        in whole and not in part;

•        at a price of $0.01 per Public Warrant;

•        upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the closing price of the shares of Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three trading days before the Company sends to the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of Warrants When the Price per share of Class A common stock Equals or Exceeds $10.00 — Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•        in whole and not in part;

•        at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares based on the redemption date and the fair market value of the shares of Class A common stock;

BRIGHT LIGHTS ACQUISITION CORP
Notes to Financial Statements

NOTE 7 — STOCKHOLDER’S EQUITY (cont.)

•        if, and only if, the closing price of the shares of Class A common stock equals or exceeds $10.00 per public share for any 20 trading days within the 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

•        if the closing price of our Class A common stock for any 20 trading days within a 30-trading day period ending three trading days before the Company sends notice of redemption to the warrant holders is less than $18.00 per share, the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

The exercise price and number of Class A common stock issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Company’s initial Business Combination on the date of the consummation of such initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price and the $18.00 per share redemption trigger prices described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants will and the common shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

NOTE 8 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Other than as described in these financial statements, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

BRIGHT LIGHTS ACQUISITION CORP.
CONDENSED BALANCE SHEETS

	September 30, 2021	December 31, 2020
	(Unaudited)
ASSETS
Current assets
Cash	$229,867	$56,573
Prepaid expenses	512,001	—
Total Current Assets	741,868	56,573

Deferred offering costs	—	309,175
Marketable securities held in Trust Account	230,010,063	—
TOTAL ASSETS	$230,751,931	$365,748

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Accrued expenses	$3,162,138	$4,119
Accrued offering costs	—	185,880
Promissory note – related party	—	155,000
Total Current Liabilities	3,162,138	344,999

Deferred underwriting fee payable	7,568,750	—
Warrant liabilities	17,376,000	—
Total Liabilities	28,106,888	344,999

Commitments and Contingencies

Class A common stock, $0.0001 par value; 380,000,000 shares authorized; 23,000,000 and no shares subject to possible redemption at redemption value at September 30, 2021 and December 31, 2020, respectively	230,000,000	—

Stockholders’ (Deficit) Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—	—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 5,750,000 shares issued and outstanding at September 30, 2021 and December 31, 2020	575	575
Additional paid-in capital	—	24,425
Accumulated deficit	(27,355,532)	(4,251)
Total Stockholders’ (Deficit) Equity	(27,354,957)	20,749
TOTAL LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY	$230,751,931	$365,748

The accompanying notes are an integral part of the unaudited condensed financial statements.

BRIGHT LIGHTS ACQUISITION CORP.
CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2021	For the Period from September 15, 2020 (Inception) Through September 30, 2020
Operating and formation costs	$1,814,941	$4,308,085	$1,000
Loss from operations	(1,814,941)	(4,308,085)	(1,000)

Other income (expense):
Interest earned on investments held in Trust Account	3,533	10,063	—
Change in fair value of warrant liabilities	(3,077,000)	5,430,000	—
Transaction costs associated with the Initial Public Offering	—	(788,627)	—
Loss on initial issuance of Private Placement Warrants	—	(1,716,000)	—
Total other (expense) income, net	(3,073,467)	2,935,436	—

Net loss	$(4,888,408)	$(1,372,649)	$(1,000)

Weighted average shares outstanding of Class A common stock	23,000,000	22,073,260	—
Basic and diluted net loss per share, Class A	$(0.17)	$(0.05)	$—
Weighted average shares outstanding of Class B common stock	5,750,000	5,719,780	5,000,000
Basic and diluted net loss per share, Class B	$(0.17)	$(0.05)	$(0.00)

The accompanying notes are an integral part of the unaudited condensed financial statements.

BRIGHT LIGHTS ACQUISITION CORP.
CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT
(UNAUDITED)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance – December 31, 2020	—	$—	5,750,000	$575	$24,425	$(4,251)	$20,749
Accretion of Class A common stock to redemption amount	—	—	—	—	(24,425)	(25,978,632)	(26,003,057)
Net income	—	—	—	—	—	8,607,546	8,607,546
Balance – March 31, 2021 Restated – See Note 2 (unaudited )	—	—	5,750,000	575	—	(17,375,337)	(17,374,762)
Net loss	—	—	—	—	—	(5,091,787)	(5,091,787)
Balance – June 30, 2021 Restated – See Note 2 (unaudited)	—	—	5,750,000	575	—	(22,467,124)	(22,466,549)
Net loss	—	—	—	—	—	(4,888,408)	(4,888,408)
Balance – September 30, 2021 (unaudited)	—	$—	5,750,000	$575	$—	$(27,355,532)	$(27,354,957)

FOR THE PERIOD FROM SEPTEMBER 15, 2020 (INCEPTION) THROUGH SEPTEMBER 30, 2020

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance – September 15, 2020 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B common stock to Sponsor	—	—	5,750,000	575	24,425	—	25,000
Net loss	—	—	—	—	—	(1,000)	(1,000)
Balance – September 30, 2020 (unaudited)	—	$—	5,750,000	$575	$24,425	$(1,000)	$24,000

The accompanying notes are an integral part of the unaudited condensed financial statements.

BRIGHT LIGHTS ACQUISITION CORP.
CONDENSED STATEMENT OF CASH FLOWS
(UNAUDITED)

	Nine months Ended September 30, 2021	For the Period from September 15, 2020 (Inception) Through September 30, 2020
Cash Flows from Operating Activities:
Net loss	$(1,372,649)	$(1,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of warrant liabilities	(5,430,000)	—
Loss on initial issuance of Private Placement Warrants	1,716,000	—
Interest earned on investments held in Trust Account	(10,063)	—
Transaction costs associated with the Initial Public Offering	788,627	—
Changes in operating assets and liabilities:
Prepaid expenses	(512,001)	—
Accrued expenses	3,158,019	1,000
Net cash used in operating activities	(1,662,067)	—

Cash Flows from Investing Activities:
Investment of cash into Trust Account	(230,000,000)	—
Net cash used in investing activities	(230,000,000)	—

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discount paid	225,675,000	—
Proceeds from sale of Private Placements Warrants	6,600,000	—
Repayment of promissory note – related party	(155,000)	—
Payment of offering costs	(284,639)	—
Net cash provided by financing activities	231,835,361	—

Net Change in Cash	173,294	—
Cash – Beginning of period	56,573	—
Cash – End of period	$229,867	$—

Non-Cash investing and financing activities:
Offering costs included in accrued offering costs	$—	$7,600
Offering costs paid by Sponsor in exchange for issuance of founder shares	$—	$25,000
Initial classification of Class A common stock subject to possible redemption	$230,000,000	$—
Deferred underwriting fee payable	$7,568,750	$—
Initial classification of warrant liability	$22,806,000	$—

The accompanying notes are an integral part of the unaudited condensed financial statements.

BRIGHT LIGHTS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Bright Lights Acquisition Corp. (the “Company”) is a blank check company incorporated in Delaware on September 15, 2020. The Company was formed for the purpose of effectuating a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses (the “Business Combination”).

The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of September 30, 2021, the Company had not yet commenced any operations. All activity for the period September 15, 2020 (inception) through September 30, 2021 relates to the Company’s formation, initial public offering (the “Initial Public Offering”), which is described below, and subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company believes it will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The registration statement for the Company’s Initial Public Offering was declared effective on January 6, 2021. On January 11, 2021, the Company consummated the Initial Public Offering of 23,000,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriter of its over-allotment option in the amount of 3,000,000 Units, at $10.00 per Unit, generating gross proceeds of $230,000,000, which is described in Note 4.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 6,600,000 warrants (each, a “Private Placement Warrant” and, collectively, the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to Bright Lights Sponsor LLC (the “Sponsor”), generating gross proceeds of $6,600,000, which is described in Note 5.

Transaction costs amounted to $12,301,684, consisting of $4,325,000 of underwriting fees, $7,568,750 of deferred underwriting fees and $407,934 of other offering costs.

Following the closing of the Initial Public Offering on January 11, 2021, an amount of $230,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”), invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the funds in the Trust Account to the Company’s stockholders, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward completing a Business Combination. Nasdaq rules provide that the Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned on the Trust Account) at the time of the signing a definitive agreement to enter a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

BRIGHT LIGHTS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 either prior to or upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 6) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or do not vote at all.

Notwithstanding the above, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% of the Public Shares, without the prior consent of the Company.

The Sponsor and initial stockholders of the Company have agreed (a) to waive their redemption rights with respect to their Founder Shares and Public Shares held by them in connection with the completion of a Business Combination, (b) to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination by January 11, 2023 and (c) not to propose an amendment to the Amended and Restated Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company will have until January 11, 2023 to complete a Business Combination or any extended period of time that the Company has to consummate a Business Combination (an “Extension Period”) as a result of an amendment to the Amended and Restated Certificate of Incorporation (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations

BRIGHT LIGHTS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The Sponsor and initial stockholders of the Company have agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor or the initial stockholders of the Company acquire Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 7) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay our taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Going Concern

As of September 30, 2021, the Company had $229,867 in its operating bank accounts, $230,010,063 in securities held in the Trust Account to be used for a Business Combination or to repurchase or redeem its common stock in connection therewith and a working capital deficit of $2,270,270, which excludes franchise and income taxes payable as such amounts can be paid from the interest earned in the Trust Account. As of September 30, 2021, approximately $10,000 of the amount on deposit in the Trust Account represented interest income, which is available to pay the Company’s tax obligations.

BRIGHT LIGHTS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

Until the consummation of a Business Combination, the Company will be using the funds not held in the Trust Account for identifying and evaluating prospective acquisition candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to acquire, and structuring, negotiating and consummating the Business Combination.

The Company will need to raise additional capital through loans or additional investments from its Sponsor, stockholders, officers, directors, or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern through January 29, 2023, the date that the Company will be required to cease all operations, except for the purpose of winding up, if a Business Combination is not consummated. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

In connection with the preparation of the Company’s financial statements as of September 30, 2021, management determined it should restate its previously reported financial statements. The Company determined, at the closing of the Company’s Initial Public Offering it had improperly valued its Class A common stock subject to possible redemption. The Company previously determined the Class A common stock subject to possible redemption to be equal to the redemption value, while also taking into consideration a redemption cannot result in net tangible assets being less than $5,000,001. Management determined that the Class A common stock issued during the Initial Public Offering can be redeemed or become redeemable subject to the occurrence of future events considered outside the Company’s control. Therefore, management concluded that the redemption value should include all Class A common stock subject to possible redemption, resulting in the Class A common stock subject to possible redemption being equal to its redemption value. As a result, management has noted a reclassification adjustment related to temporary equity and permanent equity. This resulted in an adjustment to the initial carrying value of the Class A common stock subject to possible redemption with the offset recorded to additional paid-in capital (to the extent available), accumulated deficit and Class A common stock.

In connection with the change in presentation for the Class A common stock subject to redemption, the Company also restateded its net loss per common share calculation to allocate net loss evenly to Class A and Class B common stock. This presentation contemplates a Business Combination as the most likely outcome, in which case, both classes of common stock share pro rata in the income (loss) of the Company.

There has been no change in the Company’s total assets, liabilities or operating results.

BRIGHT LIGHTS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

NOTE 2. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (cont.)

The impact of the restatement on the Company’s financial statements is reflected in the following table.
Balance Sheet as of March 31, 2021(Unaudited)	As Previously Reported	Adjustment	Restated
Class A common stock subject to possible redemption	$207,625,237	$22,374,763	$230,000,000
Class A common stock	$224	$(224)	$—
Accumulated deficit	$4,999,202	$(22,374,539)	$(17,375,337)
Total Stockholders’ Equity (Deficit)	$5,000,001	$(22,374,763)	$(17,374,762)
Balance Sheet as of June 30, 2021(Unaudited)
Class A common stock subject to possible redemption	$202,533,450	$27,466,550	$230,000,000
Class A common stock	$275	$(275)	$—
Additional paid-in capital	$1,487,643	$(1,487,643)	$—
Accumulated deficit	$3,511,508	$(25,978,632)	$(22,467,124)
Total Stockholders’ Equity (Deficit)	$5,000,001	$(27,466,550)	$(22,466,549)
Condensed Statement of Changes in Stockholders’ Equity (Deficit) for the Three Months Ended March 31, 2021 (Unaudited)	As Previously Reported	Adjustment	Restated
Sale of 23,000,000 Units, net of underwriter discounts and offering expenses	$203,996,943	$(203,996,943)	$—
Initial value of common stock subject to possible redemption	$(207,625,237)	$207,625,237	$—
Accretion for Class A common stock to redemption amount	$—	$(26,003,057)	$(26,003,057)
Total Stockholders’ Equity (Deficit)	$5,000,001	$(22,374,763)	$(17,374,762)

Condensed Statement of Changes in Stockholders’ Equity (Deficit) for the Three Months Ended June 30, 2021 (Unaudited)
Change in value of common stock subject to possible redemption	$(5,091,787)	$5,091,787	$—
Total Stockholders’ Equity (Deficit)	$5,000,001	$(27,466,550)	$(22,466,549)
Statement of Cash Flows for the Three Months Ended March 31, 2021 (Unaudited)	As Previously Reported	Adjustment	Restated
Initial classification of Class A common stock subject to possible redemption	$219,318,940	$10,681,060	$230,000,000

Statement of Cash Flows for the Six Months Ended June 30, 2021 (Unaudited)
Initial classification of Class A common stock subject to possible redemption	$196,512,940	$33,487,060	$230,000,000

BRIGHT LIGHTS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

NOTE 2. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (cont.)

In connection with the change in presentation for the Class A common stock subject to redemption, the Company also restated its income (loss) per share calculated to allocate net income (loss) evenly to Class A and Class B common stock. This presentation contemplates a Business Combination as the most likely outcome, in which case, both classes of common stock share pro rata in the income (loss) of the Company. There is no impact to the reported amounts for total assets, total liabilities, cash flows, or net income (loss). The impact of this restatement on the Company’s financial statements is reflected in the following table:
	As Previously Reported For the Three Months Ended March 31, 2021	As Restated For the Three Months Ended March 31, 2021	As Previously Reported For the Three Months Ended June 30, 2021	As Restated For the Three Months Ended June 30, 2021	As Previously Reported For the Six Months Ended June 30, 2021	As Restated For the Six Months Ended June 30, 2021
Basic and diluted weighted average shares outstanding, Class A common stock subject to possible redemption	19,651,294	23,000,000	20,762,250	23,000,000	20,245,982	10,038,674
Basic and diluted net loss per share, Class A common stock	$—	$0.30	$—	$(0.18)	$—	$0.22
Basic and diluted weighted average shares outstanding, Class B common stock	8,597,753	5,658,333	8,921,066	5,750,000	7,987,750	5,658,333
Basic and diluted net loss per share, Class B common stock	$1.00	$0.30	$(0.64)	$(0.18)	$0.42	$0.22

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s prospectus for its Initial Public Offering as filed with the SEC on January 6, 2021. The interim results for the three and nine months ended September 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any future periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations

BRIGHT LIGHTS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statement with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the condensed financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these condensed financial statements is the determination of the fair value of the warrant liabilities. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of September 30, 2021 and December 31, 2020.

Marketable Securities Held in Trust Account

At September 30, 2021, substantially all of the assets held in the Trust Account were held in money market funds which are invested primarily in U.S. Treasury securities. At December 31, 2020, there were no assets held in the Trust Account.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Shares of Class A common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the

BRIGHT LIGHTS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s Class A common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at September 30, 2021, Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock are affected by charges against additional paid-in capital and accumulated deficit.

Warrant Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as a liability at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

The Company accounts for the Public Warrants and Private Placement Warrants (together, the “Warrants”) in accordance with the guidance contained in ASC 815-40. The Warrants are not considered indexed to the Company’s own common stock, and as such, the Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. The Private Placement Warrants and the Public Warrants for periods where no observable traded price was available were valued using the Modified Monte Carlo Simulation and Modified Black Scholes option pricing models (see Note 10).

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. As of September 30, 2021, the Company had a deferred tax asset of approximately $902,585, which had a full valuation allowance recorded against it. The Company’s deferred tax assets were deemed to be de minimis as of December 31, 2020.

BRIGHT LIGHTS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2021 and December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception. The effective tax rate differs from the statutory tax rate of 21% for the three and nine months ended September 30, 2021, due to the valuation allowance recorded on the Company’s net operating losses, the change in the fair value of the warrants liabilities and transaction costs incurred in connection with the Initial Public Offering.

Net Loss per Common Share

Net loss per common share is computed by dividing net loss by the weighted average number of common stock outstanding for the period. The Company applies the two-class method in calculating net loss per common share. Accretion associated with the redeemable shares of Class A common stock is excluded from net loss per common share as the redemption value approximates fair value.

The calculation of diluted loss per share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the warrants is contingent upon the occurrence of future events. The warrants are exercisable to purchase 18,100,000 shares of Class A common stock in the aggregate. As of September 30, 2021 and 2020, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net loss per common share is the same as basic net loss per common share for the periods presented.

The following table reflects the calculation of basic and diluted net loss per common share (in dollars, except per share amounts):
	Three Months Ended September 30, 2021		Nine Months Ended September 30, 2021		For the Period From September 15, 2020 (Inception) Through September 30, 2020
	Class A	Class B	Class A	Class B	Class A	Class B
Basic and diluted net income per common share
Numerator:
Allocation of net loss, as adjusted	$(3,910,762)	$(977,682)	$(1,090,159)	$(282,490)	$—	$(1,000)
Denominator:
Basic and diluted weighted average common shares outstanding	23,000,000	5,750,000	22,073,260	5,719,780	—	5,000,000
Basic and diluted net loss per common share	$(0.17)	$(0.17)	$(0.05)	$(0.05)	$—	$(0.00)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on these accounts.

BRIGHT LIGHTS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying condensed balance sheets, primarily due to their short-term nature, except for warrant liabilities (see Note 11).

Recent Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company adopted ASU 2020-06 and the adoption did not have an impact on its financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed financial statements.

NOTE 4. PUBLIC OFFERING

On January 11, 2021, pursuant to the Initial Public Offering, the Company sold 23,000,000 Units which includes a full exercise by the underwriters of their over-allotment option in the amount of 3,000,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one share of the Company’s Class A common stock, $0.0001 par value, and one-half of one redeemable warrant (“Public Warrant”). Each Public Warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 per whole share (see Note 10).

NOTE 5. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 6,600,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant ($6,600,000 in the aggregate), in a private placement. Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at a price of $11.50 per share. The proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.

BRIGHT LIGHTS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

NOTE 6. RELATED PARTY TRANSACTIONS

Founder Shares

On September 29, 2020, the Sponsor paid $25,000 to cover certain offering costs of the Company in consideration for 5,750,000 shares of Class B common stock (the “Founder Shares”). The Founder Shares included an aggregate of up to 750,000 shares subject to forfeiture by the Sponsor to the extent that the underwriter’s over-allotment is not exercised in full or in part, so that the amount of Founder Shares outstanding will equal, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering (assuming the Sponsor does not purchase any Public Shares in the Initial Public Offering). As a result of the underwriters’ election to fully exercise their over-allotment option, no Founder Shares are currently subject to forfeiture.

The Sponsor has agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination or (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Administrative Services Agreement

The Company agreed, commencing on January 7, 2021, to pay the Sponsor a total of $10,000 per month for office space, secretarial and administrative support. Upon completion of the Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. For the three and nine months ended September 30, 2021, the Company incurred and paid $30,000 and $88,065 in fees for these services.

Lee Strategic Services Agreement

Commencing on January 6, 2021 the Company will pay its Chief Financial Officer, Hahn Lee, $12,500 per month for his services prior to the initial Business Combination. For the three and nine months ended September 30, 2021, the Company incurred and paid $37,500 and $110,484 in fees for these services.

Promissory Note — Related Party

On September 29, 2020, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). The Note is non-interest bearing and is payable on the earlier of (i) June 30, 2021, (ii) the consummation of the Initial Public Offering or (iii) the date on which the Company determines not to proceed with the Initial Public Offering. The outstanding balance under the Note of $150,000 was repaid at the closing of the Initial Public Offering on January 11, 2021. Borrowings under the Promissory Note are no longer available.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s directors and officers may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written

BRIGHT LIGHTS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

NOTE 6. RELATED PARTY TRANSACTIONS (cont.)

agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. As of September 30, 2021 and December 31, 2020, there were no amounts outstanding under the Working Capital Loans.

NOTE 7. COMMITMENTS

Registration Rights

Pursuant to a registration rights agreement entered into on January 6, 2021, the holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of the Working Capital Loans (and any shares of Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans and upon conversion of the Founder Shares) will have registration rights to require the Company to register a sale of any of our securities held by them. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. The registration rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters are entitled to a deferred fee of $0.35 per Unit, up to $7,568,750 in the aggregate. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. Certain investors identified by our Sponsor may purchase units in this offering at the initial public offering price. The underwriters did not receive any underwriting discounts or commissions on units sold in this offering that were purchased by certain investors identified by the sponsor.

NOTE 8. CLASS A COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION

Class A Common Stock — The Company is authorized to issue up to 380,000,000 shares of Class A, $0.0001 par value common stock. Holders of the Company’s common stock are entitled to one vote for each share. At September 30, 2021, there were 23,000,000 shares of Class A common stock issued and outstanding, including Class A common stock subject to possible redemption which is presented as temporary equity. At December 31, 2020, there were no shares of Class A common stock issued or outstanding.

NOTE 9. STOCKHOLDERS’ EQUITY

Preferred Stock — The Company is authorized to issue 1,000,000 shares of $0.0001 par value preferred stock. At September 30, 2021 and December 31, 2020, there were no shares of preferred stock issued or outstanding.

Class B Common Stock — The Company is authorized to issue up to 20,000,000 shares of Class B, $0.0001 par value common stock. Holders of the Company’s common stock are entitled to one vote for each share. At September 30, 2021 and December 31, 2020, there were 5,750,000 shares of Class B common stock issued and outstanding.

Holders of Class A common stock and Class B common stock will vote together as a single class on all other matters submitted to a vote of shareholders, except as required by law.

BRIGHT LIGHTS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

NOTE 9. STOCKHOLDERS’ EQUITY (cont.)

The shares of Class B common stock will automatically convert into shares of Class A common stock concurrently with or immediately following the consummation of a Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with a Business Combination, the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common stock outstanding after such conversion (after giving effect to any redemptions of shares of Class A common stock by public stockholders), including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of a Business Combination, excluding any shares of Class A common stock or equity-linked securities or rights exercisable or exchangeable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in a Business Combination and any Private Placement Warrants issued to the Sponsor, officers or directors upon conversion of Working Capital Loans, provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

NOTE 10. FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:      Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:      Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:      Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

At September 30, 2021, assets held in the Trust Account were comprised of $230,010,063 in money market funds which are invested primarily in U.S. Treasury Securities. Through September 30, 2021, the Company has not withdrawn any of interest earned on the Trust Account.

BRIGHT LIGHTS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

NOTE 10. FAIR VALUE MEASUREMENTS (cont.)

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at September 30, 2021 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
Description	Level	September 30, 2021
Assets:
Marketable securities held in Trust Account	1	$230,010,063
Liabilities:
Warrant Liability – Public Warrants	1	$11,040,000
Warrant Liability – Private Placement Warrants	2	$6,336,000

The Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the accompanying September 30, 2021 condensed balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the condensed statements of operations.

The warrants are measured at fair value on a recurring basis. The warrants were initially valued using a Monte Carlo Simulation method. The Monte Carlo simulation model’s primary unobservable input utilized in determining the fair value of the warrants is the expected volatility of the common stock. The expected volatility as of January 11, 2021 was derived from observable public warrant pricing on comparable ‘blank-check’ companies without an identified target. The subsequent measurements of the Public Warrants after the detachment of the Public Warrants from the Units is classified as Level 1 due to the use of an observable market quote in an active market under the ticker BLTSW. For periods subsequent to the detachment of the Public Warrants from the Units, the close price of the Public Warrant price was used as the fair value of the Warrants as of each relevant date. The subsequent measurements of the Private Placement Warrants after the detachment of the Public Warrants from the Units are classified as Level 2 due to the use of an observable market quote for a similar asset in an active market.

The key inputs into the Level 3 assumptions were as follows:
Input	January 11, 2021 (Initial Measurement)
	Public Warrants	Private Warrants
Class A Common Share Price Grossed Up to the IBC Date	$9.28	$9.28
Redemption Trigger Price	$18.00
Exercise price	$11.50	$11.50
Risk-Free Rate	0.94%	0.94%
Volatility	26.0%	26.0%
Years to Expiration (From Expected IBC Date)	5.00	5.00
Dividend Yield	0.00%	0.00%

BRIGHT LIGHTS ACQUISITION CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2021
(Unaudited)

NOTE 10. FAIR VALUE MEASUREMENTS (cont.)

The following table presents the changes in the fair value of Level 3 warrant liabilities:
	Private Placement	Public	Warrant Liabilities
Fair value as of January 1, 2021	$—	$—	$—
Initial fair value as of January 11, 2021	8,316,000	14,490,000	22,806,000
Change in fair value	(4,224,000)	(7,360,000)	(11,584,000)
Transfer to Level 1	—	(7,130,000)	(7,130,000)
Transfer to Level 2	(4,092,000)	—	(4,092,000)
Fair value as of September 30, 2021	$—	$—	$—

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period in which a change in valuation technique or methodology occurs. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 fair value measurement during the nine months ended September 30, 2021 was $7,130,000. The estimated fair value of the Private Placement Warrants transferred from a Level 3 measurement to a Level 2 fair value measurement during the nine months ended September 30, 2021 was $4,092,000. There were no changes between levels during the three months ended September 30, 2021.

NOTE 11. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed financial statements.

MANSCAPED HOLDINGS, LLC

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Manscaped Holdings, LLC.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Manscaped Holdings, LLC. and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, mezzanine equity and members’ deficit, and cash flows for each of the years in the two year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2021.

/s/ KPMG LLP

Los Angeles, California
January 10, 2022

MANSCAPED HOLDINGS, LLC
CONSOLIDATED BALANCE SHEETS
(In thousands, except unit and per unit data)

	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$41,219	$3,787
Accounts receivable	7,894	2,321
Inventories	22,818	7,172
Prepaid expenses and other current assets	5,387	1,705
Total current assets	77,318	14,985
Restricted cash	750	—
Property and equipment, net	609	104
Other assets	210	55
Total assets	$78,887	$15,144

LIABILITIES, MEZZANINE EQUITY AND MEMBERS’ DEFICIT
Current liabilities:
Accounts payable	$11,865	$4,334
Current portion of long-term debt	7,000	3,998
Other current liabilities	16,054	4,420
Total current liabilities	34,919	12,752
Long-term debt	19,895	1,900
Convertible notes with related party	—	3,000
Share-based compensation liabilities	56,639	18,243
Other long-term obligations	1,310	810
Total liabilities	112,763	36,705

Commitments and contingencies (Note 10)

Mezzanine equity
3,673,228 of Series A-1 preferred units(1)	2,131	—
1,973,106 of Series A-2 preferred units(1)	3,039	—
3,271,139 of Series A-3 preferred units	25,767	—
892,857 of Series A-4 preferred units	10,000	—
Total mezzanine equity	40,937	—

Members’ deficit:
6,400,000 common units issued and outstanding at December 31, 2020 and 2019	—	—
Additional paid-in capital	1,081	156
Accumulated deficit	(75,894)	(21,717)
Total members’ deficit	(74,813)	(21,561)
Total liabilities, mezzanine equity and members’ deficit	$78,887	$15,144

____________

(1)      See Note 15 for disclosure of related party amounts

See accompanying notes to consolidated financial statements.

MANSCAPED HOLDINGS, LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except unit and per unit data)

	Years Ended December 31,
	2020	2019
Net sales	$210,659	$65,048
Cost of sales(1)	105,388	26,932
Gross profit	105,271	38,116

Operating expenses:
Marketing and selling expenses	103,434	40,871
General and administrative expenses	54,072	17,126
Total operating expenses	157,506	57,997
Loss from operations	(52,235)	(19,881)

Other expenses:
Interest expense	332	478
Other expenses	48	1,000
Total other expenses	380	1,478
Loss before income taxes	(52,615)	(21,359)
Provision for income taxes	1,562	1
Net loss	(54,177)	(21,360)
Deemed dividend related to beneficial conversion feature	(2,131)	—
Net loss attributable to common unit holders	$(56,308)	$(21,360)
Net loss per unit – basic and diluted	$(8.80)	$(3.34)
Weighted-average units outstanding – basic and diluted	6,400,000	6,400,000

____________

(1)      See Note 15 for disclosure of related party amounts

See accompanying notes to consolidated financial statements.

MANSCAPED HOLDINGS, LLC
CONSOLIDATED STATEMENTS OF MEZZANINE EQUITY AND MEMBERS’ DEFICIT
(In thousands, except unit data)

	Convertible Preferred Units		Common Units		Additional Paid-in Capital	Accumulated Deficit	Total Members’ Deficit
	Units	Amount	Units	Amount
Balance as of January 1, 2019	—	$—	6,400,000	$—	$156	$(357)	$(201)
Net loss	—	—	—	—	—	(21,360)	(21,360)
Balance as of December 31, 2019	—	—	6,400,000	—	156	(21,717)	(21,561)
Issuance of units, net of issuance costs	4,163,996	35,767	—	—	—	—	—
Convertible notes converted to preferred units(1)	5,646,334	5,170	—	—	—	—	—
Beneficial conversion feature (BCF) on Series A-1 preferred units	—	(2,131)	—	—	2,131	—	2,131
Deemed dividend related to BCF on Series A-1 preferred units	—	2,131	—	—	(2,131)	—	(2,131)
Reclassification of liability based awards	—	—	—	—	925	—	925
Net loss	—	—	—	—	—	(54,177)	(54,177)
Balance as of December 31, 2020	9,810,330	$40,937	6,400,000	$—	$1,081	$(75,894)	$(74,813)

____________

(1)      See Note 15 for disclosure of related party amounts

See accompanying notes to consolidated financial statements.

MANSCAPED HOLDINGS, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,
	2020	2019
Cash Flows from Operating Activities:
Net loss	$(54,177)	$(21,360)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	52	13
Amortization of debt issuance costs	58	40
Share-based compensation costs	57,079	18,243

Changes in operating assets and liabilities:
Accounts receivable	(5,572)	(1,879)
Inventories	(15,646)	(5,944)
Prepaid expenses and other current assets	(3,702)	(1,102)
Other assets	(17)	(39)
Share-based compensation liabilities	(13,318)	—
Accounts payable	7,531	3,183
Other current liabilities	7,463	3,975
Other long-term obligations	500	810
Net cash used in operating activities	(19,749)	(4,060)

Cash Flows from Investing Activities:
Purchases of property and equipment	(529)	(117)
Website development cost	(166)	—
Net cash used in investing activities	(695)	(117)

Cash Flows from Financing Activities:
Repayments of indebtedness(1)	(3,998)	(563)
Proceeds from indebtedness	27,000	7,898
Proceeds from issuance of Series A preferred units	35,842	—
Payment of debt issuance costs	(143)	(70)
Payment of Series A preferred units issuance costs	(75)	—
Net cash provided by financing activities	58,626	7,265
Net increase cash, cash equivalents and restricted cash	38,182	3,088
Cash and cash equivalents and restricted cash, beginning of period	3,787	699
Cash and cash equivalents and restricted cash, end of period	$41,969	$3,787

Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	$41,219	$3,787
Restricted cash	750	—
Total cash, cash equivalents and restricted cash – end of period	$41,969	$3,787

Supplemental Cash Flow Information:
Cash paid for interest	$267	$193
Cash paid for income taxes	$269	$33

Non-Cash Investing and Financing Activities:
Conversion of convertible notes into equity securities(1)	$5,170	$—
Deemed dividend on Series A-1 preferred units	$2,131	$—

____________

(1)      See Note 15 for disclosure of related party amounts

See accompanying notes to consolidated financial statements

MANSCAPED HOLDINGS, LLC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Formation and Nature of Business

Manscaped Holdings, LLC was formed on June 6, 2019 as a Delaware limited liability company. The consolidated financial statements include the accounts of Manscaped Holdings, LLC and its wholly owned subsidiaries (collectively, the “Company” or “Manscaped”). The Company is headquartered in Las Vegas, Nevada and sells a variety of products, including tools (trimmers, razors, and nail kits), formulations (deodorant, body wash, toner and refresher, cologne and wipes), lifestyle (boxers, t-shirts, travel bags and mats), and set packages inclusive of tools, formulations, and/or lifestyle products.

On June 6, 2019, all of the outstanding equity of Manscaped, Inc. and Manscaped, LLC was contributed to the Company. Manscaped, Inc. was formed in January 2018 as a Delaware C corporation for U.S. federal income tax purposes and is engaged in the business of designing, manufacturing, and selling grooming and hygiene products directly to consumers. Manscaped, LLC was formed in June 2019 as a California limited liability company and was created to hold the Company’s intellectual property.

The Company accounted for the transactions as non-substantive transactions in a manner similar to a transaction between entities under common control pursuant to Accounting Standards Codification (“ASC”) 805-50, Transactions between Entities under Common Control, and as such, the assets and liabilities of Manscaped, Inc. and Manscaped, LLC were transferred to the Company at their carrying amounts at the date of the transaction.

2.    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Manscaped, Inc. and Manscaped, LLC. All intercompany transactions and balances have been eliminated in consolidation.

Impact of COVID-19

In March 2020, the World Health Organization declared coronavirus COVID-19 a global health pandemic. This contagious disease outbreak, and any related adverse public health developments, adversely affected workforces, customers, vendors, economies, and global financial markets. It disrupted the normal operations of many businesses, including retail.

The Company experienced an improvement in sales beginning in fiscal year 2020, at least in part due to an increase in consumer demand as consumers complied with the stay-at-home orders which caused an increase in online shopping. In the future, the pandemic may cause reduced demand for the Company’s products if it results in a recessionary global economic environment. The Company cannot provide assurances that such increases in demand will continue and may see a decline in online shopping and demand for the Company’s products when the COVID-19 pandemic subsides, which could adversely affect the Company’s business, financial condition, and results of operations.

Capital Resources and Liquidity

The Company has incurred net losses and net cash outflows from operating activities since its inception. To date, the Company’s available liquidity and operations have been financed primarily through the sale of preferred stock and proceeds from its existing credit facility and borrowing arrangements. See Note 7, “Debt”, for further information on the Company’s debt arrangements. Although the Company is dependent on its ability to raise capital or generate sufficient cash flow from operations to achieve its business objectives, the Company believes its existing cash, cash equivalents, available borrowings under the line of credit and term loan (see Note 7), and future cash flows from operating activities will be sufficient to meet its working capital and capital expenditure needs for at least the next 12 months. Future capital requirements will depend on many factors, including the Company’s rate of revenue

MANSCAPED HOLDINGS, LLC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    Summary of Significant Accounting Policies (cont.)

growth and the level of expenditures in all areas of the Company. To the extent that existing capital resources and sales growth are not sufficient to fund future activities, the Company will need to raise capital through additional equity or debt financing. Additional funds may not be available on terms favorable to the Company or at all. Failure to raise additional capital, if and when needed, could have a material adverse effect on the Company’s financial position, results of operations, and cash flows.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Assets and liabilities which are subject to significant judgment and use of estimates include refunds and sales return provisions, share-based compensation liabilities, warranties, the useful lives of equipment, and income taxes. The Company continually evaluates its estimates based on historical experience and other factors deemed relevant under the circumstances, such as economic conditions and operational changes in the business. Since future events and their effects cannot be predicted with absolute certainty, actual results could differ from current estimates.

Cash and Cash Equivalents

Cash and cash equivalents include the Company’s cash in bank and all highly liquid investments purchased with an original maturity of three months or less. The Company maintains cash balances at financial institutions that may occasionally exceed federally insured limits. Cash equivalents consist of investments in short-term money market funds.

Restricted Cash

Restricted cash consists of deposits collateralizing letters of credit issued by a bank in connection with the Company’s lease for its office space.

The letter of credit was issued on March 24, 2020 in connection with the lease of the Company’s office in San Diego, California, in the amount of $0.8 million. Provided that the Company is not in default of any provision of the lease and no event of default has occurred for a 48-month period after the initial term, the letter of credit shall be reduced by $0.3 million. As of December 31, 2020, the restricted cash balance was $0.8 million.

Accounts Receivable

Accounts receivable represent amounts due from banks and online marketplaces for credit card or debit card transactions, and amounts invoiced for merchandise sold on credit in the ordinary course of business. Collection of accounts receivable is expected in one year or less and, as such, are classified as current assets. The Company evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off. The Company has not recorded an allowance for doubtful accounts as of December 31, 2020 and 2019, as there has been no history of uncollectible accounts receivable.

Inventories

Inventories represent raw materials and finished goods that are recorded at the lower of cost or net realizable value and are accounted for using the first-in, first-out method. Inventory costs consist of product, inbound freight, and duty costs from vendors. On an ongoing basis, inventory is evaluated for recoverability to determine whether adjustments for obsolescence are required. Inventory valuation losses were not material for the years ended December 31, 2020 and 2019.

MANSCAPED HOLDINGS, LLC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    Summary of Significant Accounting Policies (cont.)

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation. The Company accounts for property and equipment at cost or at fair value as of the date of the business acquisition. Depreciation of property and equipment is computed using the straight-line method based on a five-year estimated useful life. Construction in progress costs are depreciated based on their respective asset class when they are put into service. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense is included in the consolidated statements of operations as general and administrative expenses.

Debt Issuance Costs

Debt issuance costs incurred to originate the term loan are netted with the related debt and amortized using the effective interest method over the term of the loan agreement of four years (See Note 7). Costs to originate the line of credit are capitalized to prepaid expenses and other current assets in the consolidated balance sheets and amortized using the straight-line method, which approximates the effective interest method, over the term of the financing agreement of one year (see Note 7).

Segment

The Company has determined that its chief executive officer is the Chief Operating Decision Maker (“CODM”). The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. Accordingly, the Company has determined that it operates in one operating and reportable segment.

Geographic Information

The Company sells products to customers in two geographical markets: United States and International. Revenue from the international market is predominantly from Australia, Canada, and the United Kingdom. No single country other than the United States had revenue greater than 10% of total revenue for the years ended December 31, 2020 and 2019.

The following table represents total revenue by geographic location (in thousands):
	Years Ended December 31,
	2020	2019
United States	$182,188	$64,917
International	28,471	131
Total revenue	$210,659	$65,048

Substantially all of the Company’s long-lived assets are located in the United States.

Revenue Recognition

On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), using the modified retrospective method. The Company sells its products through Direct-to-Consumer, Marketplace, and Retail sales channels. Revenue is recognized when control of a promised good transfers to a customer, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring the products. Control of the goods is transferred upon shipment to or pick up by the end customer with adjustments to net sales for estimated returns, chargebacks, and allowances for other deductions. These adjustments represent a component of variable consideration and are estimated using the expected value method taking into consideration assumptions of demand based on historical data and historical rates. The transaction price is also inclusive of fixed discounts which represent a reduction to revenue for each performance obligation. The liability for estimated returns, chargebacks and allowances was $1 million as of December 31, 2020 and $0.2 million as of December 31, 2019.

MANSCAPED HOLDINGS, LLC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    Summary of Significant Accounting Policies (cont.)

Direct-to-Consumer — The Company generates revenue through one-time purchases and subscription arrangements through the Company’s website. The Company offers a range of subscription plans where customers can select the frequency of their replenishment ranging from one month to 12 month increments for scheduled deliveries. Each replenishment represents a single performance obligation and revenue is recognized at a point in time as control is transferred to the customer upon shipment of the goods. Subscriptions are cancellable at any time without penalty, and no amounts are collected from the customer until products are shipped.

Subscription customers have the option to purchase additional products to add to their respective replenishment subscription purchase. Each add-on product represents a single performance obligation and therefore revenue is recognized at a point in time as control is transferred to the customer upon delivery of goods to the customer.

Marketplace — Marketplace revenue consists of one-time purchases through online marketplaces. Each purchase represents a single performance obligation and revenue is recognized at a point in time as control is transferred to the customer upon shipment of the goods. The Company evaluated principal versus agent considerations to determine whether it is appropriate to record seller fees, which include marketing and logistics fees paid to the online marketplaces as an expense or as a reduction of revenue. Seller fees charged by third-party online marketplaces are not recorded as a reduction of revenue as the Company controls all the goods before they are transferred to the end customer. The marketing fees are recorded as marketing and selling expenses and the logistics fees are recorded as cost of sales in the accompanying consolidated statements of operations.

Retail — Retail revenue consists of one-time purchases through major retailers. Each purchase represents a single performance obligation and revenue is recognized at a point in time as control is transferred to the customer upon pick up of goods.

The Company elected the following accounting policies, which serve as practical expedients in the adoption of ASC Topic 606, Revenue from Contracts with Customers.

•        The Company elected to account for shipping and handling activities that occur after the customer has obtained control of the products as a fulfillment activity instead of a separate performance obligation.

•        The Company elected to recognize the incremental costs of obtaining contracts, such as sales commissions, as an expense when incurred. These costs are immaterial to the consolidated financial statements and included in marketing and selling expenses.

•        The Company has elected to exclude from the transaction price those amounts which relate to sales and other taxes that are assessed by governmental authorities and that are imposed and concurrent with a specific revenue-producing transaction and collected by the Company from a customer.

Revenue Disaggregation

The following table presents a disaggregation of the Company’s sales by channel for the years ended December 31, 2020 and 2019 (in thousands):
	Years ended December 31,
	2020	2019
Direct-to-Consumer	$152,682	$49,420
Marketplace	38,762	13,477
Retail	19,215	2,151
	$210,659	$65,048

MANSCAPED HOLDINGS, LLC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    Summary of Significant Accounting Policies (cont.)

Shipping and Handling

The costs associated with shipping goods are expensed when control is transferred to the customer and recorded as cost of sales in the accompanying consolidated statements of operations and were $25.7 million and $7.9 million for the years ended December 31, 2020 and 2019, respectively, and include promotional shipping costs and outbound freight.

Cost of Sales

Cost of sales primarily consists of purchase price of inventory sold, inbound freight costs associated with inventory, storage and receiving fees, shipping and handling costs, kitting and fulfillment costs, and transaction and merchant fees.

Marketing and Selling

Marketing and selling expenses are primarily related to advertising costs discussed further below. Marketing and selling expenses also include payroll and share-based compensation costs, and customer support services.

General and Administrative

General and administrative expenses consist primarily of personnel-related costs, including salaries, benefits and share-based compensation costs. General and administrative expenses also include legal and professional fees, consulting services, research and development costs, facilities and office expenses, insurance, and technology fees.

Advertising Costs

The Company promotes its brand through an integrated marketing approach, including digital ecosystems, traditional media, and out of home advertising. Advertising costs relate mainly to digital advertising on ad platforms, endorsements on podcasts and social media channels, television commercials, sports marketing partnerships, direct mail, out of home, direct to publisher digital content placements, and related design costs. The Company expenses costs of advertising and promotions as incurred. Advertising expenses amounted to $82.6 million and $33.1 million for the years ended December 31, 2020 and 2019, respectively, and are included in marketing and selling expenses within the accompanying consolidated statements of operations.

Share-Based Compensation

The Company grants fully vested and time vested incentive units to employees and nonemployees and records share-based compensation in accordance with ASC 718, Compensation — Stock Compensation. The incentive units are classified as share-based compensation liabilities in the consolidated balance sheets due to the Company’s call option associated with the awards at an amount below fair value. The Company measures the share-based compensation liabilities at fair value on the date of grant and remeasures them each reporting date based on the fair value of the vested awards until settlement and records any change in fair value within the consolidated statements of operations. The Company adjusts compensation expense and the share-based compensation liabilities for the effect of forfeited awards in the period when such forfeitures occur.

Income Taxes

Manscaped Holdings, LLC is taxed as a partnership, while Manscaped, Inc. is treated as a C corporation for income tax purposes. Manscaped, Inc. accounts for income taxes using the asset and liability approach. Under this method, deferred tax assets and liabilities are recognized for temporary differences between the tax basis of assets and liabilities and their carrying amount for financial reporting. Deferred tax assets and liabilities are measured using enacted tax rates for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enacted date.

MANSCAPED HOLDINGS, LLC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    Summary of Significant Accounting Policies (cont.)

Manscaped Inc. reduces deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of a deferred tax asset will not be realized. The realization of deferred tax assets is dependent, in part, upon generating future taxable income during the periods in which those temporary differences become deductible. In assessing whether our deferred tax assets will be realized, Manscaped Inc. considers all available evidence, both positive and negative. Such evidence includes historical earnings, future reversals of existing taxable temporary differences, estimates of future taxable income, and the feasibility of ongoing tax planning strategies. Manscaped Inc. has recorded a full valuation allowance on its net deferred tax asset balances for all periods presented due to the uncertainty related to utilization of its deferred tax assets.

Manscaped, Inc. accounts for uncertain tax positions in accordance with ASC 740-10, Income Taxes. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. Manscaped, Inc. recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. There are no significant uncertain tax positions as of December 31, 2020 and 2019.

Manscaped, Inc. recognizes interest and penalties related to unrecognized tax benefits in income tax expense. See Note 9 for additional details.

Fair Value of Financial Instruments

The Company uses fair value measurements to record certain assets and liabilities on a recurring basis, such as share-based compensation liabilities, or on a nonrecurring basis, such as property and equipment. Fair value is defined as the amount that would be received upon sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The following fair value hierarchy is used in selecting inputs for those assets and liabilities measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s assumptions (unobservable inputs). The Company evaluates these inputs and recognizes transfers between levels, if any, at the end of each reporting period. The hierarchy consists of three levels:

•        Level 1 — Inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities.

•        Level 2 — Inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates, benchmark yields, issuer spreads, new issue data and collateral performance.

•        Level 3 — Inputs are unobservable inputs for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. These unobservable assumptions reflect the Company’s estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include management judgment and estimation which may be significant.

Management believes that the carrying amounts of the Company’s financial instruments including cash, accounts receivable, accounts payable, credit card payables, accrued expenses, and long-term debt (see Note 7) approximate their fair value as of December 31, 2020 and 2019, based on their relatively short-term nature.

Comprehensive Income or Loss

The Company had no items of other comprehensive income or loss for the years ended December 31, 2020 and 2019.

MANSCAPED HOLDINGS, LLC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    Summary of Significant Accounting Policies (cont.)

Concentration of Credit Risk and Major Customers and Suppliers

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company periodically holds cash in financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation (FDIC). Management believes that the Company’s risk of loss to be minimal due to the credit worthiness of the financial institutions in which the funds are held.

The Company’s accounts receivable are primarily derived from customer purchases transacted using debit or credit cards. The remaining accounts receivable balance is derived from sales with a limited number of large retail customers that settle in a short time frame. The Company monitors the credit worthiness of its retail customers on an ongoing basis. For the year ended December 31, 2020, two customers represented 74% and 23% of total retail accounts receivable of $4.1 million. For the year ended December 31, 2019, one customer represented approximately 90% of the retail accounts receivable balance of $1.2 million.

The Company’s shavers and razors are purchased from one supplier that represents more than 10% of the total purchases for the years ended December 31, 2020 and 2019. The Company had purchases from this supplier totaling approximately $32.0 million or 69% and $10.2 million or 45% of total purchases for the years ended December 31, 2020 and 2019, respectively. The loss of this major supplier could have a material adverse impact on the Company’s results of operations, cash flows, and financial position.

Accounting Pronouncements

If the Company becomes public or is public, the Company will be provided the option to adopt new or revised accounting guidance as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) either (1) within the same periods as those otherwise applicable to public business entities, or (2) within the same time periods as non-public business entities, including early adoption when permissible. The Company expects to elect to adopt new or revised accounting guidance within the same time period as non-public business entities.

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, a comprehensive new revenue recognition standard which will supersede previous existing revenue recognition guidance. ASU 2014-09 establishes a principle for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services and also provides guidance on the recognition of costs related to obtaining and fulfilling customer contracts. The new guidance may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption (“modified retrospective method”). The adoption of the new standard did not have a significant effect on earnings or on the timing of the Company’s transactions, and therefore, the cumulative effect of initially applying the new guidance was not material. Therefore, there was no adjustment to the opening balance sheet at January 1, 2019.

In June 2018, the FASB issued ASU 2018-07, Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. Under ASU 2018-07, the accounting for awards issued to nonemployees will be similar to the accounting for employee awards. This includes allowing for the measurement of awards at the grant date and recognition of awards with performance conditions when those conditions are probable, both of which are earlier than under current guidance for nonemployee awards. The Company adopted this standard in the first quarter of fiscal year 2019. The adoption of this standard did not have a material impact on our consolidated financial statements.

MANSCAPED HOLDINGS, LLC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.    Summary of Significant Accounting Policies (cont.)

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies various aspects of the income tax accounting guidance in ASC 740. The new guidance eliminates certain exceptions for intra-period tax allocations, interim period calculations, and the recognition of deferred taxes when investment ownership changes. The new guidance also simplifies aspects of the accounting for franchise taxes, interim period effects of enacted changes in tax laws or rates, and the accounting for a step-up in the tax basis of goodwill. The amendments did not create new accounting requirements. The Company adopted the standard as of December 31, 2020. The adoption of this standard did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which eliminates most of the guidance in Subtopic 470-20 that requires separate accounting for embedded conversion features in convertible debt arrangements. Further, ASU 2020-06 removes some of the conditions in Subtopic 815-40-25, Contracts on an Entity’s own Equity, that are required for equity classification, including the requirement for equity contracts to permit settlement in unregistered shares. The updated guidance is effective for annual periods beginning after December 15, 2021, with early adoption permitted for annual periods beginning after December 15, 2020. The Company is in the process of assessing the impact, if any, that ASU 2020-06 is expected to have on the Company’s results of operations, financial condition, and financial statement disclosures.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The new guidance under ASU 2020-04 provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts and hedging relationships that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. These amendments are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022. The Company is in the process of assessing the impact, if any, that ASU 2020-04 is expected to have on the Company’s results of operations, financial condition, and financial statement disclosures.

In March 2020, the FASB issued ASU 2020-03, Codification Improvements to Financial Instruments. This ASU amends a wide variety of topics in the codification, including revolving debt arrangements and allowance for credit losses related to leases. This ASU will be effective for annual reporting periods beginning after December 15, 2020 and interim periods within those annual periods and early adoption is permitted. The Company is in the process of assessing the impact, if any, that ASU 2020-03 is expected to have on the Company’s results of operations, financial condition, and financial statement disclosures.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326). The FASB issued this update to provide financial statement users with more decision useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The amendments in this update replace the existing guidance of incurred loss impairment methodology with an approach that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The updated guidance is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. The Company is in the process of assessing the impact, if any, that ASU 2016-13 is expected to have on the Company’s results of operations, financial condition, and financial statement disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. For all non-public entities, the standard is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application will be permitted for all entities. The Company is in the process of assessing the impact, if any, that ASU 2016-02 is expected to have on the Company’s results of operations, financial condition, and financial statement disclosures.

MANSCAPED HOLDINGS, LLC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.    Inventories

Inventories consist of the following (in thousands):
	December 31,
	2020	2019
Raw materials	$2,025	$347
Finished goods	20,793	6,825
	$22,818	$7,172

4.    Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):
	December 31,
	2020	2019
Prepaid expenses	$1,365	$72
Prepaid inventory	3,587	1,552
Other current assets	435	81
	$5,387	$1,705

5.    Property and Equipment, Net

Property and equipment consist of the following (in thousands):
	December 31,
	2020	2019
Machinery and equipment	$134	$117
Construction in progress	511	—
Total property and equipment	645	117
Less: accumulated depreciation	(36)	(13)
	$609	$104

Depreciation expense for property and equipment was immaterial for the fiscal years ended December 31, 2020 and 2019. Depreciation expense is included in general and administrative expenses in the consolidated statements of operations.

6.    Other Current Liabilities

Other current liabilities consist of the following (in thousands):
	December 31,
	2020	2019
Short-term share-based compensation liability	$4,440	$—
Taxes, other than income taxes	3,796	1,528
Income taxes payable	1,368	—
Goods received not invoiced	1,320	1,779
Refunds and warranties reserve	1,227	186
Media accrual	1,053	412
Freight and fulfillment	1,020	14
Deferred revenue	914	—
Payroll and related	581	72
Accrued interest	—	259
Other	335	170
	$16,054	$4,420

MANSCAPED HOLDINGS, LLC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.    Debt

As of December 31, 2020 and 2019, long-term debt, net consisted of the following (in thousands):
	December 31,
	2020	2019
Revolving loan	$—	$3,998
Line of credit	7,000	—
Convertible notes	—	4,900
Term loan(1)	24,083	—
Total debt	31,083	8,898
Less: unamortized debt issuance costs(1)	4,188	—
Total debt, net of debt issuance costs	26,895	8,898
Less: current portion	7,000	3,998
Total long-term debt, net	$19,895	$4,900

____________

(1)      This amount includes $4.1 million related to the minimum return payment expected at maturity as of December 31, 2020. See below for further discussion.

Revolving Loan

On April 10, 2019, the Company entered into a revolving loan agreement with a financial institution for borrowings up to $3.0 million at an annual interest rate equal to the greater of prime plus 2% or 7.50%. The prime rate is the annual interest rate published in the money rates section of The Wall Street Journal. The weighted-average interest rate for the year ended December 31, 2019 was 7.50%.

The revolving loan agreement was amended on December 9, 2019 to increase the maximum borrowings to $4.0 million and on April 9, 2020 to extend the maturity date from April 10, 2020 to October 9, 2020. As of December 31, 2019, the revolving loan had a current portion of debt balance of $4.0 million. The outstanding balance of the revolving loan was fully paid using proceeds from the line of credit entered into in August 2020.

Line of Credit

On August 26, 2020, the Company entered into a revolving line of credit agreement with a financial institution, whereby it could borrow up to a maximum of $7.0 million at an annual interest rate equal to the greater of (i) 1.50% above the prime rate or (ii) 4.75%. The prime rate is the annual interest rate published in the money rates section of The Wall Street Journal. The weighted-average interest rate for the year ended December 31, 2020 was 4.75%.

The line of credit was scheduled to mature on August 25, 2021. On December 31, 2020, the Company amended the revolving line of credit agreement to increase the aggregate principal amount available from $7.0 million to $15.0 million and extended the maturity date to December 31, 2021.

At December 31, 2020, the Company had $7.0 million of current portion debt outstanding under the line of credit. The Company used the proceeds from the revolving line of credit to repay the borrowings outstanding under its revolving loan. The line of credit is collateralized by substantially all assets of the Company.

Under the terms of the revolving line of credit agreement, the Company is required to comply with certain financial covenants, including covenants to maintain certain minimum cash, minimum revenue, and minimum tangible net worth amounts. The Company entered into an amended agreement on September 27, 2021 that modified the definition of tangible net worth.

Term Loan

On December 31, 2020, the Company entered into a term loan agreement with a lender for subordinated borrowings of up to $40.0 million. The initial $20.0 million Tranche A commitment was received upon the closing date of the term loan agreement. The second Tranche B commitment of up to $20.0 million is subject to the consent

MANSCAPED HOLDINGS, LLC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.    Debt (cont.)

of the lender and agent, must be requested by the Company in $5.0 million increments and is subject to a facility fee equal to 1% of the second commitment amount. The term loan matures on December 31, 2024 and is collateralized by all assets and property of the Company.

Interest accrues at a per annum rate equal to the greater of 10.00% or 6.75% plus the effective prime rate. The prime rate means, for any day, the greater of (i) 3.25% and (ii) the prime rate most recently published in the money rates section of The Wall Street Journal. The interest rate as of December 31, 2020 was 10.00%. The Company had an outstanding balance of $20.0 million as of December 31, 2020.

Monthly principal payments are due beginning on January 1, 2023. If no event of default has occurred and the Company achieves certain extension milestones, the interest only period may be extended to January 1, 2024 or to maturity. The first extension milestone is based on revenue of at least $300.0 million for fiscal year 2022 and net operating income of $8.0 million for each of fiscal years 2021 and 2022. The second extension milestone is based on net operating income of at least $8.0 million for fiscal year 2023.

Pursuant to the term loan agreement, the Company is required to pay a minimum return based on a ratio equal to the aggregate amount of principal repaid, interest collected, and the Tranche B commitment facility fee (if applicable), divided by the aggregate Tranche A commitment amount received by the Company. The final payment will include a minimum return payment sufficient to increase the minimum return to (i) 1.2:1.0 during the first year, (ii) 1.3:1.0 during the second year, (iii) 1.4:1.0 during the third year, and (iv) 1.5:1.0 during the fourth year until maturity following the closing date of the agreement. As of December 31, 2020, the minimum return payment is expected to be $4.1 million at maturity. In future periods, the amount could fluctuate depending on changes to the interest rate and timing of principal payments.

The Company determined that the term loan agreement includes a mandatory prepayment redemption feature based on the occurrence of a liquidation event. A liquidation is defined in the agreement as (i) a merger of the Company with another entity to which the Company is not the surviving entity, (ii) the sale of all or substantially all of the Company’s assets, or (iii) a sale or other disposition of the equity securities or interests of Manscaped Holdings, LLC, Manscaped, Inc., or Manscaped, LLC, or the equity holders of the Company, which results in the equity holders owning less than 50% of the voting securities or interests of the Company immediately following such transaction. The redemption feature in the term loan agreement meets the requirements of a derivative. The Company believes that the probability of a liquidation event as of December 31, 2020 is remote, and therefore, has not recorded a derivative liability for the redemption feature.

Under the term loan agreement, the Company offered the financial institution an option to purchase up to an aggregate of $1.0 million of equity interests issued in any third party capital raising event with such purchase to be either in cash or conversion of advances outstanding. The term loan agreement also permits the administrative and collateral agent for the financial institution the option to convert up to 50% of the principal amount of the advances into the securities issued by the Company in an initial public offering of securities (“IPO”). The agent may convert such advances pursuant to each lender’s pro rata percentage or may allocate such conversion amount. Conversion of the advance amount shall be in the same class and series of equity, for the initial price per security sold to the public in the IPO.

Convertible Notes Payable

On various dates throughout 2018 and 2019, the Company issued two series of convertible promissory notes (each a “Note” and collectively the “Convertible Notes”). There were two series of notes, 2018A Series and 2019A Series. Principal amount for the Series 2018A Note was $2.0 million maturing November 19, 2021 and the Series 2019A Note was $2.9 million maturing March 29, 2022, for a total of $4.90 million of convertible notes payable issued. Interest accrued at a rate of 6.00% per annum for the Convertible Notes.

MANSCAPED HOLDINGS, LLC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.    Debt (cont.)

If the Company sells equity securities greater than $3.0 million before the maturity date (excluding the conversion of the Convertible Notes or other convertible securities issued for capital raising purposes and amounts invested by investors who previously owned equity securities), then any then outstanding principal amount of the 2018A Series Note and any unpaid accrued interest shall automatically convert into the equity securities sold in the qualified financing at a conversion price equal to the lesser of (i) the price paid per unit for equity securities by the investors in the qualified financing multiplied by 0.80, and (ii) the quotient resulting from dividing $15.0 million by the number of outstanding common units of the Company immediately prior to the qualified financing.

If the Company sells equity securities greater than $5 million before the maturity date (excluding the conversion of the Convertible Notes or other convertible securities issued for capital raising purposes and amounts invested by investors who previously owned equity securities), then any then outstanding principal amount of the 2019A Series Note and any unpaid accrued interest shall automatically convert into the equity securities sold in the qualified financing at a conversion price equal to the lesser of (i) the price paid per unit for equity securities by the investors in the qualified financing multiplied by 0.80, and (ii) the quotient resulting from dividing $40.0 million by the number of outstanding common units of the Company immediately prior to the qualified financing.

In the event that the Convertible Notes remain outstanding on the maturity date, then the outstanding principal balance of the Convertible Notes and any unpaid accrued interest shall, upon the election of the majority holders of the Convertible Notes prior to the maturity date, convert as of the maturity date into Company’s common units at a conversion price equal to the most recent fair market value of a common unit as determined by the Company’s board of directors for purposes of compliance with Code Section 409A.

In February of 2020, the Convertible Notes’ aggregate outstanding principal balance of $4.9 million and accrued interest of $0.3 million were automatically converted into 3,673,228 Series A-1 preferred units and 1,973,106 Series A-2 preferred units upon the closing of a qualified equity financing event (see Note 11).

Maturities of Long-Term Debt

Scheduled maturities of the long-term debt are as follows at December 31, 2020 (in thousands):
2021	$7,000
2022	—
2023	10,000
2024	14,083
$31,083

Fair Value of Long-Term Debt

The carrying amounts of the line of credit and revolving loan approximate fair value due to their variable interest rates, current market rates for debt of similar maturities and credit risk, and the short-term maturity of the obligations as of December 31, 2020 and 2019. The fair value of the term loan approximates the carrying amount at December 31, 2020, which is the same date that the Company entered into the debt arrangement based on current market rates.

8.    Share-Based Compensation

Incentive Units

In fiscal 2019 the Company adopted the 2019 Equity Incentive Plan (the “Incentive Plan”). The Company’s Incentive Plan permits the granting of incentive units as incentive compensation. The incentive units are to constitute “profits interests” in the Company within the meaning of the Internal Revenue Code. The incentive units granted to date either vest immediately upon grant or vest 25% on the first anniversary of the grant date and in 36 monthly installments thereafter, subject to continued employment. All unvested incentive units, upon a change in control event, will become fully vested. The total number of incentive units authorized for issuance is 21,000,000.

MANSCAPED HOLDINGS, LLC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.    Share-Based Compensation (cont.)

The Company recorded share-based compensation costs during the years ended December 31, 2020 and 2019 in the consolidated statements of operations as follows (in thousands):
	Years Ended December 31,
	2020	2019
Marketing and selling expenses	$15,185	$5,422
General and administrative expenses	41,894	12,821
Total	$57,079	$18,243

Fair value of the incentive units is determined on the date of grant and on each reporting date (remeasurement date) and have been determined to be Level 3 fair value measurements. The Company utilizes the Black-Scholes Option-Pricing Method to estimate the fair value of the incentive units. This approach models the various classes of equity securities as a series of call options with exercise prices based on the liquidation preference and conversion behavior of the different classes of equity. The value of the incentive units can then be inferred by analyzing these options and allocating the equity value to the incentive units. Because the Company is not publicly traded, the equity value has been determined using a combination of market and income based approaches. The income approach is based on a discounted debt-free cash flows model utilizing a rate of 40% for both 2020 and 2019, respectively. The market approach is based on the identification of publicly traded companies that are similar to the Company wherein pricing multiples of publicly traded companies are applied to the relevant financial metrics of the Company. In arriving at the fair value of the incentive units, a discount for lack of marketability (“DLOM”) of 25% and 40% as of December 31, 2020 and 2019, respectively, was applied. The decrease in the DLOM was a result of the reduction in the time to exit assumption.

The following is a summary of the assumptions used in estimating the fair value of the liability-classified incentive units on each of the remeasurement dates under the Black-Scholes Option-Pricing Method:
	December 31,
	2020	2019
Risk-free interest rate	0.1%	1.6%
Expected volatility	90.0%	70.0%
Expected term (years)	1	3
Expected dividend yield	0.0%	0.0%

Risk-free interest rate — The Company applies the risk-free interest rate based on the US Treasury yield in effect at the time of the grant.

Expected volatility — The expected volatility is based on an analysis of comparable public company volatilities.

Expected term in years — The expected term represents the average time that management expects the incentive units to remain outstanding.

Expected dividend yield — The Company has not, and does not, intend to pay dividends.

MANSCAPED HOLDINGS, LLC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.    Share-Based Compensation (cont.)

The following table summarizes unvested incentive unit activity during the years ended December 31, 2020 and 2019:
	Incentive Units	Weighted- Average Grant Date Fair Value Per Unit
Unvested as December 31, 2018	—	$—
Granted	18,354,532	0.97
Vested	(9,937,082)	0.93
Forfeitures	(8,750)	0.93
Unvested as of December 31, 2019	8,408,700	$1.01
Granted	1,278,000	1.34
Vested	(3,953,659)	1.02
Forfeitures	(595,458)	0.95
Unvested as of December 31, 2020	5,137,583	$1.00
Vested as of December 31, 2020	11,862,283	$0.96

As of December 31, 2020, there was $22.9 million of total unrecognized share-based compensation cost related to nonvested incentive units. The cost is expected to be recognized over a weighted-average period of 2.6 years.

In July 2020, the Company redeemed 2,028,458 incentive units in excess of fair value for a total of $17.8 million. Due to the excess of redemption price over fair value, additional compensation expense of $13.4 million was recognized, of which $4.8 million was recognized in marketing and selling expenses and $8.6 million was recognized in general and administrative expenses in the consolidated statements of operations for the year ended December 31, 2020. In addition, in December 2020, certain incentive unit awards were modified as a result of the Company’s call option expiring. The expiration of the call option resulted in the reclassification of 211,927 fully vested units at a fair value of $0.9 million from share-based compensation liabilities to additional paid-in capital on the consolidated balance sheets. There was no change in fair value of the liability classified share-based awards as a result of the modification (see Note 12).

The following summarizes the change in the fair value of the share-based compensation liabilities that are remeasured each reporting period on the consolidated balance sheets (in thousands):
Balance as of December 31, 2018	$—
(Gains)/losses recognized in earnings	18,243
Balance as of December 31, 2019	$18,243
(Gains)/losses recognized in earnings	57,079
Redemptions	(17,758)
Modifications	(925)
Balance as of December 31, 2020	$56,639

MANSCAPED HOLDINGS, LLC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.    Income Taxes

The provision for income taxes consisted of the following (in thousands):
	Years Ended December 31,
	2020	2019
Current:
Federal	$1,235	$—
State	327	1
Total current tax expense	$1,562	$1

A reconciliation of the reported income tax provision to the provision that would result from applying the domestic federal statutory tax rate to pretax loss is as follows (in thousands):
	Years Ended December 31,
	2020	2019
Tax computed at federal statutory rate	$(11,049)	$(4,516)
State income taxes, net of federal tax benefit	200	(188)
Permanent differences	41	23
Tax rate changes	82	—
Share-based compensation	11,986	3,831
Other	(2)	51
Valuation allowance	304	800
Income tax expense	$1,562	$1

Deferred income taxes reflect the tax effect of temporary differences between the financial reporting and tax reporting basis of assets and liabilities. As of December 31, 2020 and 2019, the deferred tax assets consist of the following (in thousands):
	December 31,
	2020	2019
Deferred tax assets:
Net operating losses	$—	$172
Accrued liabilities	365	417
Inventory capitalization	199	142
Accrued compensation	119	20
Reserve liabilities	314	52
Deferred revenue	66	—
Deferred rent	136	—
Disallowed interest	—	53
Other	4	3
Total deferred tax assets	1,203	859
Less: Valuation allowance	(1,163)	(859)
Total deferred tax assets, net of valuation allowance	40	—
Deferred tax liabilities:
Property and equipment	(40)	—
Total deferred tax liabilities	(40)	—
Net deferred taxes	$—	$—

As of each reporting date, the Company’s management considers new evidence, both positive and negative, that could impact management’s view with regard to the future realization of deferred tax assets. As of December 31, 2020 and 2019, management determined that there was not sufficient positive evidence to conclude that it is more-likely-than-not that deferred taxes assets of approximately $1.2 million and $0.9 million, respectively, are realizable.

MANSCAPED HOLDINGS, LLC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.    Income Taxes (cont.)

The Company has not been subjected to any U.S. federal or state and local income tax examinations by tax authorities. The Company’s tax returns are subject to examination by the U.S. federal and state taxing authorities beginning in 2018.

In response to the COVID-19 pandemic, the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) was signed into law in the U.S. in March 2020. The CARES Act adjusted a number of provision of the tax code, including the eligibility of certain deductions and the treatment of net operating losses and tax credits. The enactment of the CARES Act did not result in any material adjustments to the Company’s income tax provision for the year ended December 31, 2020, or to its deferred tax assets as of December 31, 2020.

10.    Commitments and Contingencies

Operating Leases

The Company accounts for leases in accordance with ASC 840, Leases. The Company has operating lease arrangements for its offices and warehouse. The Company records rent expense on an average straight-line basis throughout the term of its leases. The difference between the cumulative amounts paid under the leases and the cumulative rent expense recognized is reflected as a deferred rent liability.

The annual scheduled future minimum payments under the non-cancelable operating leases as of December 31, 2020 are as follows (in thousands):
2021	$1,495
2022	1,669
2023	1,428
2024	1,431
2025	1,474
Thereafter	2,951
$10,448

The amount of deferred rent liability as of December 31, 2020 and 2019 was $0.6 million, and $0.0 million, respectively, which is included in other long-term obligations. Total rent expense for the years ended December 31, 2020 and 2019 was $1.2 million and $0.3 million, respectively, which is included in general and administrative expenses in the accompanying consolidated statements of operations.

11.    Mezzanine Equity

Series A Preferred Units

As of December 31, 2020, preferred units consisted of the following (carrying amount in thousands):
	Units Authorized	Units Issued and Outstanding	Issuance Price Per Unit	Carrying Amount
Series A-1 preferred units	3,673,228	3,673,228	$0.58	$2,131
Series A-2 preferred units	1,973,106	1,973,106	1.54	3,039
Series A-3 preferred units	3,271,139	3,271,139	7.90	25,767
Series A-4 preferred units	892,857	892,857	11.20	10,000
	9,810,330	9,810,330		$40,937

In February 2020, the Company issued 3,271,139 Series A-3 preferred units to qualified investors for total proceeds of $25.8 million. The Company netted $0.1 million in issuance costs for this Series and recorded net proceeds of $25.8 million. Upon the qualified equity financing event, the Convertible Notes payable, inclusive of accrued interest, were converted to 3,673,228 Series A-1 preferred units and 1,973,106 Series A-2 preferred units.

MANSCAPED HOLDINGS, LLC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.    Mezzanine Equity (cont.)

The Series A-1 preferred units had a beneficial conversion feature upon issuance in which the conversion price of the preferred units was less than the fair value. As a result, the entire carrying amount of $2.1 million was recorded to additional paid-in capital in the consolidated balance sheets. As a result of the preferred units being readily convertible into common units at the option of the holders, the discount upon issuance was immediately and fully amortized as a deemed dividend through additional paid-in capital.

In July 2020, the Company issued 892,857 Series A-4 preferred units to qualified investors for total proceeds of approximately $10.0 million. The Series A-1 to A-4 preferred units will be collectively referred to as the “Series A preferred units.”

Significant terms of the Series A preferred units are as follows:

Liquidation Preference — Upon a liquidation, dissolution or winding up (a “Liquidation Event”) or change in control, the holders of the Series A preferred units are entitled to receive the greater of (a) original issue price plus all declared but unpaid dividends, and (b) the amount payable had such shares been converted to common units prior to the Liquidation Event or change in control. As of December 31, 2020, the aggregate liquidation preference for Series A-1 preferred units was $2.1 million, Series A-2 preferred units was $3.0 million, Series A-3 preferred units was $ 25.8 million, and Series A-4 preferred units was $10.0 million in each case based on outstanding shares as of such date.

Dividends — The holders of Series A preferred units are entitled to receive dividends, when and if declared by the board of directors. Dividends are paid in preference to holders of Company’s common units. No dividends have been declared or paid by Company as of December 31, 2020. Dividends are noncumulative.

Conversion — Series A preferred units are convertible to common units upon the election of a majority of holders of Series A preferred units. In addition, all shares of Series A preferred units are automatically convertible upon closing of the sale of shares of common units to the public with a per share price of two times the original price per common unit, in a firm-commitment underwritten public offering pursuant to an effective registration statement, resulting in at least $50.0 million of gross proceeds for the Company.

Voting Rights — Preferred stock and common stock vote together as one class on an as converted basis.

Redemption — If the Company undergoes a Liquidation Event, as defined in the Company’s operating agreement, or change of control transactions, the Company will be required to immediately make an offer to repurchase all of the then-outstanding units of Series A preferred unit for cash consideration per share equal to the greater of (i) original issue price plus all declared but unpaid dividends, or (ii) the amount payable had such shares been converted to common units prior to the Liquidation Event or change of control transactions.

Since the redemption of the Series A preferred units is contingently or optionally redeemable, and therefore not certain to occur, the Series A preferred units are not required to be classified as a liability under ASC 480, Distinguishing Liabilities from Equity. The preferred units have been recorded at their issuance date fair value, net of issuance costs. As the Series A preferred units are redeemable in certain circumstances upon the occurrence of an event that is not solely within Manscaped’s control, the Company has classified the Series A preferred units in mezzanine equity in the accompanying consolidated balance sheets. Because the Company’s preferred units are not currently redeemable, the preferred units are presented at their initial carrying amount.

12.    Members’ Deficit

The Company’s amended agreement with the members dated February 18, 2020, authorized the issuance of three classes of units: Series A preferred units, voting and non-voting incentive units, and common units. Refer to Notes 8 and 11 for additional detail on incentive units and preferred units, respectively.

The total number of common, preferred, and incentive units the Company has the authority to issue is determined by the members. Profits and losses from the operations of the Company are allocated to each member’s unit interests in accordance with the operating agreement.

MANSCAPED HOLDINGS, LLC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.    Members’ Deficit (cont.)

Additional Paid-in Capital

The changes in additional paid-in capital from December 31, 2019 to December 31, 2020 relate to the recognition of the beneficial conversion feature of $2.1 million as part of the Series A-1 preferred share issuance (see Note 11). In addition, the Company reclassified certain liability classified share-based awards to additional paid-in capital as the awards could no longer be redeemed by the Company. The amount reclassified was $0.9 million and was based on the fair value of the awards on the date of modification (see Note 8).

Net Loss Per Unit

The Company’s Series A preferred units are participating securities as the holders of these units are entitled to participate in undistributed earnings with common unit holders. Basic and diluted net income (loss) per unit is presented in conformity with the two-class method required for participating securities. The two-class method requires that net income (loss) attributable to common unit holders be allocated between common units and participating securities based upon their respective rights to receive dividends as if all income (loss) for the period had been distributed. The Company’s Series A preferred unit holders do not have a contractual obligation to share in losses, therefore in periods of net loss, the two-class method does not contemplate the allocation of undistributed losses to these participating securities.

Basic net income (loss) per unit is computed by dividing the net income (loss) attributable to common unit holders by the weighted-average number of common units outstanding for the period. The net loss attributable to common unit holders is adjusted for the deemed dividend on the Series A-1 preferred units (see Note 11). Diluted earnings (loss) per unit is computed by giving effect to all potentially dilutive securities outstanding for the period using the treasury stock method or the if-converted method based on the nature of such securities. For periods in which the Company has reported net losses, diluted net loss per unit attributable to common unit holders is the same as basic net loss per unit as the impact of potentially dilutive common units and other equity instruments is anti-dilutive. The following table presents the Company’s basic and diluted net loss per unit:
	Years Ended December 31,
	2020	2019
Numerator (in thousands):
Net loss	$(54,177)	$(21,360)
Less: deemed dividend on Series A-1 preferred units and amortization of beneficial conversion feature	(2,131)	—
Net loss attributable to common unit holders – basic and diluted	$(56,308)	$(21,360)
Denominator:
Weighted-average number of units outstanding – basic and diluted	6,400,000	6,400,000
Net loss per unit – basic and diluted	$(8.80)	$(3.34)

The Company’s potentially dilutive securities were excluded from the computation of diluted net loss per unit for the years ended December 31, 2020 and 2019 as the effect of including them would be anti-dilutive. Therefore, the weighted-average number of common units outstanding used to calculate both basic and diluted net loss per unit is the same for all periods presented. The following table presents the weighted-average number of potentially dilutive units that have been excluded from the calculation of diluted net loss per unit for the years ended December 31, 2020 and 2019:
	December 31,
	2020	2019
Incentive units	17,778,671	8,798,772
Series A preferred units, if-converted basis	7,574,745	—
Convertible debt, if-converted basis	783,777	4,980,847
Total	26,137,193	13,779,619

MANSCAPED HOLDINGS, LLC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.    Settlement Liability

On December 5, 2019, the Company entered into a legal settlement agreement with another company regarding claims of trademark infringement, unfair competition, and deceptive trade practices. The Company is to pay a total sum of $1.0 million spanning over 10 years with an initial payment of $0.1 million paid in December 2019 and payments of $0.1 million due by the end of January each year for the 10-year period. The Company has recorded the $1.0 million in other expense during the year ended December 31, 2019. The Company had accrued $0.7 million and $0.8 million for the year ended December 31, 2020 and 2019, respectively, within other long-term obligations.

14.    Employee Benefit Plan

The Company sponsors a 401(k) defined contribution plan covering all employees who meet the plan’s eligibility requirements. Participating employees may elect to contribute up to 90% of their compensation each year, subject to certain Internal Revenue Services limits. The plan includes discretionary employer matching and profit-sharing programs for employees who satisfy certain conditions. The Company did not contribute any amounts to this plan during the years ended December 31, 2020 or 2019.

15.    Related Party Transactions

A principal owner of the Company is a director for a cologne company from which the Company has purchased cologne inventory. Additionally, an executive officer and principal owner of the Company was a principal owner of this same cologne company until August 2019. Purchases of cologne inventory for the years ended December 31, 2020 and 2019 were $0.4 million and $0.5 million, respectively. These transactions were initially recorded as inventories on the consolidated balance sheets and were subsequently expensed as cost of sales on the consolidated statements of operations. For the years ended December 31, 2020 and 2019, the Company recorded $0.5 million and $0.5 million, respectively, in cost of sales related to sales of the related party cologne inventory. The inventory balance associated with the related party cologne as of December 31, 2020 and 2019 was not significant. There were no amounts payable as of December 31, 2020 or 2019 because of these related party transactions.

A principal owner of the Company is a co-founder of a distribution company. Additionally, an executive officer and principal owner of the Company was a principal owner of this same distribution company until June 30, 2020. During the year ended December 31, 2018, the distribution company loaned $0.4 million to the Company, at a 7.5% annual interest rate, to fund inventory purchases. The Company paid the loan in full in March 2019. There were no amounts outstanding as of December 31, 2019 related to this loan. The $0.4 million repayment is included in repayments of indebtedness on the consolidated statements of cash flows for the year ended December 31, 2019.

In November 2018 and March 2019, the Company entered into convertible promissory note agreements with a trust for $1.0 million (the “2018A Note”) and $2.0 million (the “2019A Note”) respectively. Each of the Convertible Notes had a 6% interest rate, a three-year maturity and would automatically convert upon a qualified financing. See Note 7 for additional information on the Convertible Notes. Subsequent to the Company entering into the convertible promissory note agreements, in June 2019, the trustee of the trust became a board member of the Company. Both the 2018A Note and 2019A Note were automatically converted in February 2020 as a result of the Series A-3 preferred equity financing. On the date of conversion, the 2018A Note outstanding principal and accrued interest balance of $1.1 million was converted into 1,850,259.8 Series A-1 preferred units and the 2019A Note outstanding principal and accrued interest balance of $2.1 million was converted into 1,366,376 Series A-2 preferred units. The outstanding principal balance of the Convertible Notes as of December 31, 2019 was $3.0 million which is included in convertible notes with related party on the consolidated balance sheets. The outstanding accrued interest balance of the Convertible Notes as of December 31, 2019 was $0.2 million which is included in accrued expenses on the consolidated balance sheets. The amount of interest expense for the years ended December 31, 2020 and 2019 related to the Convertible Notes was not significant.

MANSCAPED HOLDINGS, LLC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.    Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before the consolidated financial statements are issued or are available to be issued. The Company recognizes in the consolidated financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the consolidated financial statements.

In accordance with ASC 855, Subsequent Events, the Company evaluated all subsequent events that occurred after the consolidated balance sheets date through January 10, 2022 the date the consolidated financial statements were available to be issued.

Line of Credit

On September 27, 2021, the Company entered into an amended line of credit agreement whereby the financial institution modified the definition of one of the credit agreement’s financial covenants. Refer to Note 7 for further discussion of this subsequent event.

On November 10, 2021 and November 18, 2021, the Company drew an additional $3.0 million and $5.0 million, respectively, under the line of credit, increasing the total borrowings from $7.0 million to $15.0 million.

Term Loan Amendment

On December 27, 2021, the Company entered into an amended term loan agreement to borrow funds under the Tranche B commitment for an additional $10.0 million. The amended agreement updated the Tranche A minimum return payment ratios to (i) 1.20:1.00 on or prior to December 31, 2021, (ii) 1.22:1.00 between January 1, 2022 and March 31, 2022, (iii) 1.23:1.00 between April 1, 2022 and June 30, 2022, (iv) 1.25:1.00 between July 1, 2022 and September 30, 2022, (v) 1.30:1.00 between October 1, 2022 and December 31, 2022, (vi) 1.40:1.00 during 2023, and (vii) 1.50:1.00 during 2024.

Pursuant to the amended term loan agreement, the Company is required to pay a minimum return on the Tranche B commitment based on a ratio equal to the aggregate amount of principal repaid, interest collected, and the Tranche B commitment facility fee, divided by the aggregate Tranche B commitment amount received by the Company. The final payment will include a minimum return payment sufficient to increase the minimum return to (i) 1.14:1.00 during 2022, (ii) 1.225:1.00 between January 1, 2023 and March 31, 2023, (iii) 1.25:1.00 between April 1, 2023 and June 30, 2023, (iv) 1.275:1.00 between July 1, 2023 and September 30, 2023, (v) 1.30:1.00 between October 1, 2023 and December 31, 2023, and (vi) 1.40:1.00 during 2024.

Except for a change to the minimum return payment, the Tranche B commitment is subject to substantially the same terms as the original loan.

Modification of Share-Based Awards

On November 30, 2021, the Company modified the Incentive Plan to amend the repurchase price under the Company’s call option from 80% of fair value to fair value, as well as adding a provision that the Company could not exercise such call option until 180 days following termination of employment or engagement with the Company. Upon this modification, the Company’s liability classified share-based awards were determined to meet equity classification, resulting in a reclassification of the fair value of the awards of $351.8 million on the modification date from share-based compensation liabilities to additional paid-in capital.

Business Combination Agreement

On November 22, 2021, the Company entered into a definitive agreement to combine with Bright Lights Acquisition Corp. (“Bright Lights”), a special purpose acquisition company sponsored by Bright Lights Sponsor LLC. Additionally, in connection with the execution of the business combination agreement, Bright Lights and its

MANSCAPED HOLDINGS, LLC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.    Subsequent Events (cont.)

subsidiary, Bright Lights Parent Corp., entered into subscription agreements with the private placement investors (PIPE Investors), pursuant to which such PIPE Investors have agreed to the purchase of Manscaped, Inc. Class A common stock for an aggregate purchase price equal to $75 million at a per share purchase price of $9.20.

The business combination between Manscaped and Bright Lights is expected to result in a combined company enterprise value of approximately $1.0 billion, approximately $242 million of cash (net of transaction expenses), and no debt on the combined company’s balance sheet upon closing. These estimates are based on the current capitalization and agreed upon share prices, a contribution of up to $230 million of cash held in Bright Light’s trust account, assuming no redemptions by Bright Lights shareholders, and the $75 million concurrent private placement of Class A common stock of the combined company. The newly combined company will be renamed Manscaped, Inc. and will be listed on The NASDAQ Stock Market LLC under the ticker symbol “MANS”.

Closing of the business combination and private placement investments is expected to take place during the first half of the year in 2022.

MANSCAPED HOLDINGS, LLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except unit data)

	September 30, 2021	December 31, 2020
	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	$15,031	$41,219
Accounts receivable	11,138	7,894
Inventories	42,207	22,818
Prepaid expenses and other current assets	17,752	5,387
Total current assets	86,128	77,318
Restricted cash	750	750
Property and equipment, net	3,301	609
Other assets	691	210
Total assets	$90,870	$78,887
LIABILITIES, MEZZANINE EQUITY AND MEMBERS’ DEFICIT
Current liabilities:
Accounts payable	$15,581	$11,865
Current portion of long-term debt	7,000	7,000
Other current liabilities	23,291	16,054
Total current liabilities	45,872	34,919
Long-term debt	20,622	19,895
Share-based compensation liabilities	310,002	56,639
Other long-term obligations	1,357	1,310
Total liabilities	377,853	112,763

Mezzanine equity:
3,673,228 of Series A-1 preferred units(1)	2,131	2,131
1,973,106 of Series A-2 preferred units(1)	3,039	3,039
3,271,139 of Series A-3 preferred units	25,767	25,767
892,857 of Series A-4 preferred units	10,000	10,000
Total mezzanine equity	40,937	40,937
Members’ deficit:
6,400,000 common units issued and outstanding at September 30, 2021 and December 31, 2020	—	—
Additional paid-in capital	11,198	1,081
Accumulated deficit	(339,118)	(75,894)
Total members’ deficit	(327,920)	(74,813)
Total liabilities, mezzanine equity and members’ deficit	$90,870	$78,887

____________

(1)      See Note 11 for disclosure of related party amounts

See notes to accompanying condensed consolidated financial statements.

MANSCAPED HOLDINGS, LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except unit and per unit data) (Unaudited)

	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020
Net sales	$212,301	$138,113
Cost of sales	105,605	69,409
Gross profit	106,696	68,704
Operating expenses:
Marketing and selling expenses	207,373	71,875
General and administrative expenses	158,778	34,708
Total operating expenses	366,151	106,583
Loss from operations	(259,455)	(37,879)
Other expenses:
Interest expense	2,548	237
Other expenses	207	5
Total other expenses	2,755	242
Loss before income taxes	(262,210)	(38,121)
Provision for income taxes	1,014	667
Net loss	(263,224)	(38,788)
Deemed dividend related to beneficial conversion feature	—	(2,131)
Net loss attributable to common unit holders	$(263,224)	$(40,919)
Net loss per unit – basic and diluted	$(41.13)	$(6.39)
Weighted-average units outstanding – basic and diluted	6,400,000	6,400,000

See notes to accompanying condensed consolidated financial statements.

MANSCAPED HOLDINGS, LLC

CONDENSED CONSOLIDATED STATEMENTS OF MEZZANINE EQUITY AND MEMBERS’ DEFICIT

(In thousands, except unit data) (Unaudited)

	Convertible Preferred Units		Common Units		Additional Paid-in Capital	Accumulated Deficit	Total Members’ Deficit
	Units	Amount	Units	Amount
Balance as of December 31, 2019	—	$—	6,400,000	$—	$156	$(21,717)	$(21,561)
Issuance of units, net of issuance costs	4,163,996	35,767	—	—	—	—	—
Convertible notes converted to preferred units(1)	5,646,334	5,170	—	—	—	—	—
Beneficial conversion feature (BCF) on Series A-1 preferred units	—	(2,131)	—	—	2,131	—	2,131
Deemed dividend related to BCF on Series A-1 preferred units	—	2,131	—	—	(2,131)	—	(2,131)
Net loss	—	—	—	—	—	(38,788)	(38,788)
Balance as of September 30, 2020	9,810,330	$40,937	6,400,000	$—	$156	$(60,505)	$(60,349)
	Convertible Preferred Units		Common Units		Additional Paid-in Capital	Accumulated Deficit	Total Members’ Deficit
	Units	Amount	Units	Amount
Balance as of December 31, 2020	9,810,330	$40,937	6,400,000	$—	$1,081	$(75,894)	$(74,813)
Reclassification of liability based awards	—	—	—	—	10,117	—	10,117
Net loss	—	—	—	—	—	(263,224)	(263,224)
Balance as of September 30, 2021	9,810,330	$40,937	6,400,000	$—	$11,198	$(339,118)	$(327,920)

____________

(1)      See Note 11 for disclosure of related party amounts

See notes to accompanying condensed consolidated financial statements.

MANSCAPED HOLDINGS, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands) (Unaudited)

	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2020
Cash Flows from Operating Activities:
Net loss	$(263,224)	$(38,788)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	83	24
Amortization of debt issuance costs	736	47
Share-based compensation costs	263,480	37,051
Changes in operating assets and liabilities:
Accounts receivable	(3,244)	(6,005)
Inventories	(19,389)	(22,074)
Prepaid expenses and other current assets	(12,375)	(2,357)
Other assets	(216)	15
Share-based compensation liabilities	—	(13,318)
Accounts payable	3,716	5,153
Other current liabilities	7,237	8,968
Other long-term obligations	49	(51)
Net cash used in operating activities	(23,147)	(31,335)
Cash Flows from Investing Activities:
Purchases of property and equipment	(2,713)	(456)
Website development costs	(65)	(166)
Acquisition of trade name	(263)	—
Net cash used in investing activities	(3,041)	(622)
Cash Flows from Financing Activities:
Repayments of indebtedness	—	(3,998)
Proceeds from indebtedness	—	7,000
Proceeds from issuance of Series A preferred units	—	35,842
Payment of debt issuance costs	—	(38)
Payment of Series A preferred units issuance costs	—	(75)
Net cash provided by financing activities	—	38,731
Net (decrease) increase cash, cash equivalents and restricted cash	(26,188)	6,774
Cash and cash equivalents and restricted cash, beginning of period	41,969	3,787
Cash and cash equivalents and restricted cash, end of period	$15,781	$10,561
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	$15,031	$9,811
Restricted cash	750	750
Total cash, cash equivalents and restricted cash – end of period	$15,781	$10,561
Supplemental Cash Flow Information:
Cash paid for interest	$1,769	$150
Cash paid for income taxes	$3,976	$278
Non-Cash Investing and Financing Activities:
Conversion of convertible notes into equity securities(1)	$—	$5,170
Deemed dividend on Series A-1 preferred units	$—	$2,131

____________

(1)      See Note 11 for disclosure of related party amounts

See notes to accompanying condensed consolidated financial statements.

MANSCAPED HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.    Formation and Nature of Business

Manscaped Holdings, LLC was formed on June 6, 2019 as a Delaware limited liability company. The condensed consolidated financial statements include the accounts of Manscaped Holdings, LLC and its wholly owned subsidiaries (collectively, the “Company” or “Manscaped”). The Company is headquartered in Las Vegas, Nevada and sells a variety of products, including tools (trimmers, razors, and nail kits), formulations (deodorant, body wash, toner and refresher, cologne and wipes), lifestyle (boxers, t-shirts, travel bags and mats), and set packages inclusive of tools, formulations, and/or lifestyle products.

On June 6, 2019, all of the outstanding equity of Manscaped, Inc. and Manscaped, LLC was contributed to the Company. Manscaped, Inc. was formed in January 2018 as a Delaware C corporation for U.S. federal income tax purposes and is engaged in the business of designing, manufacturing, and selling grooming and hygiene products directly to consumers. Manscaped, LLC was formed in June 2019 as a California limited liability company and was created to hold the Company’s intellectual property.

The Company accounted for the transactions as non-substantive transactions in a manner similar to a transaction between entities under common control pursuant to Accounting Standards Codification (“ASC”) 805-50, Transactions between Entities under Common Control, and as such, the assets and liabilities of Manscaped, Inc. and Manscaped, LLC were transferred to the Company at their carrying amounts at the date of the transaction.

2.    Summary of Significant Accounting Policies

Basis of Presentation

The Company’s unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and regulations of the U.S. Securities and Exchange Commission for interim financial reporting. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Manscaped, Inc. and Manscaped, LLC. All intercompany transactions and balances have been eliminated in consolidation.

Certain information and footnote disclosures normally included in consolidated financial statement prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020 and the related notes which provide a more complete discussion of the Company’s accounting policies and certain other information. The information as of December 31, 2020 included in the condensed consolidated balance sheets was derived from the Company’s audited consolidated financial statements. The condensed consolidated financial statements were prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, including normal recurring adjustments, which are, in the opinion of management, necessary for a fair statement of the Company’s financial position as of September 30, 2021 and the results of operations and cash flows for the nine months ended September 30, 2021 and 2020. The results of operations for the nine months ended September 30, 2021 are not necessarily indicative of the results that may be expected for the full year or any other future interim or annual period

Impact of COVID-19

The Company is closely monitoring the impact of the COVID-19 pandemic, including the emergence and spread of variants of COVID-19, on the U.S. and global economies and on the Company’s operating results, financial condition and cash flows. The estimates of the impact COVID-19 may have on the Company’s business may change based on new information that may emerge concerning COVID-19, the actions to contain it or treat its impact and the economic impact on local, regional, national and international markets. The Company has not incurred any significant impairment losses in the carrying values of its assets as a result of the COVID-19 pandemic and is not aware of any specific related event or circumstance that would require the Company to revise the estimates reflected in its condensed consolidated financial statements.

MANSCAPED HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.    Summary of Significant Accounting Policies (cont.)

Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Assets and liabilities which are subject to significant judgment and use of estimates include refunds and sales return provisions, share-based compensation liabilities, warranties, the useful lives of equipment, and income taxes. The Company continually evaluates its estimates based on historical experience and other factors deemed relevant under the circumstances, such as economic conditions and operational changes in the business. Since future events and their effects cannot be predicted with absolute certainty, actual results could differ from current estimates.

Segment

The Company has determined that its chief executive officer is the Chief Operating Decision Maker (“CODM”). The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. Accordingly, the Company has determined that it operates in one operating and reportable segment.

Geographic Information

The Company sells products to customers in two geographical markets: United States and International. Revenue from the international market is predominantly from Australia, Canada, and the United Kingdom. No single country other than the United States had revenue greater than 10% of total revenue for the nine months ended September 30, 2021 and 2020, respectively.

The following table represents total revenue by geographic location (in thousands):
	Nine Months Ended September 30,
	2021	2020
United States	$168,030	$123,629
International	44,271	14,484
Total revenue	$212,301	$138,113

Substantially all of the Company’s long-lived assets are located in the United States.

Revenue Disaggregation

The following table presents a disaggregation of the Company’s sales by channel for the nine months ended September 30, 2021 and 2020 (in thousands):
	Nine Months Ended September 30,
	2021	2020
Direct-to-Consumer	$139,664	$101,152
Marketplace	45,394	23,981
Retail	27,243	12,980
	$212,301	$138,113

MANSCAPED HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.    Summary of Significant Accounting Policies (cont.)

Shipping and Handling

The costs associated with shipping goods are expensed when control is transferred to the customer and recorded as cost of sales in the accompanying condensed consolidated statements of operations and were $21.9 million and $17.4 million for the nine months ended September 30, 2021 and 2020, respectively, and include promotional shipping costs and outbound freight.

Advertising Costs

The Company promotes its brand through an integrated marketing approach, including digital ecosystems, traditional media, and out of home advertising. Advertising costs relate mainly to digital advertising on ad platforms, endorsements on podcasts and social media channels, television commercials, sports marketing partnerships, direct mail, out of home, direct to publisher digital content placements, and related design costs. The Company expenses costs of advertising and promotions as incurred. Advertising expenses amounted to $74.0 million and $57.7 million for the nine months ended September 30, 2021 and 2020, respectively, and are included in marketing and selling expenses within the accompanying condensed consolidated statements of operations.

Comprehensive income or loss

The Company had no items of other comprehensive income or loss for the nine months ended September 30, 2021 and 2020.

Concentration of Credit Risk and Major Customers and Suppliers

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company periodically holds cash in financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation (FDIC). Management believes that the Company’s risk of loss to be minimal due to the credit worthiness of the financial institutions in which the funds are held.

The Company’s accounts receivable are primarily derived from customer purchases transacted using debit or credit cards. The remaining accounts receivable balance is derived from sales with a limited number of large retail customers that settle in a short time frame. The Company monitors the credit worthiness of its retail customers on an ongoing basis. The Company has not recorded an allowance for doubtful accounts as of September 30, 2021 and 2020, as there has been no history of uncollectible accounts receivables. For the nine months ended September 30, 2021, three of the Company’s retail customers represented 58%, 21%, and 14% of total retail accounts receivable of $8.4 million. For the year ended December 31, 2020, two customers represented 74% and 23% of total retail accounts receivable of $4.1 million.

The Company’s shavers and razors are purchased from one supplier that represents more than 10% of the total purchases for nine months ended September 30, 2021 and 2020. The Company had purchases from this supplier totaling approximately $31.1 million or 70% and $23.3 million or 66% of total purchases for nine months ended September 30, 2021 and 2020, respectively. The loss of this major supplier could have a material adverse impact on the Company’s results of operations, cash flows, and financial position.

Accounting Pronouncements

If the Company becomes public or is public, the Company will be provided the option to adopt new or revised accounting guidance as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) either (1) within the same periods as those otherwise applicable to public business entities, or (2) within the same time periods as non-public business entities, including early adoption when permissible. The Company expects to elect to adopt new or revised accounting guidance within the same time period as non-public business entities.

MANSCAPED HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.    Inventories

Inventories consist of the following (in thousands):
	September 30, 2021	December 31, 2020
Raw materials	$6,107	$2,025
Finished goods	36,100	20,793
	$42,207	$22,818

4.    Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):
	September 30, 2021	December 31, 2020
Prepaid expenses	$2,851	$1,365
Prepaid inventory	12,187	3,587
Other current assets	2,713	435
	$17,752	$5,387

5.    Property and Equipment, Net

Property and equipment consist of the following (in thousands):
	September 30, 2021	December 31, 2020
Machinery and equipment	$161	$134
Construction in progress	3,197	511
Total property and equipment	3,358	645
Less: accumulated depreciation	(57)	(36)
	$3,301	$609

Depreciation expense for property and equipment was immaterial for the nine months ended September 30, 2021 and 2020. Depreciation expense is included in general and administrative expenses in the condensed consolidated statements of operations.

6.    Other Current Liabilities

Other current liabilities consist of the following (in thousands):
	September 30, 2021	December 31, 2020
Short-term share-based compensation liability	$—	$4,440
Taxes, other than income taxes	3,793	3,796
Income taxes payable	592	1,368
Goods received not invoiced	8,901	1,320
Refunds and warranties reserve	1,660	1,227
Media accrual	636	1,053
Freight and fulfillment	2,746	1,020
Deferred revenue	1,013	914
Payroll and related	1,101	581
Professional fees	1,569	—
Other	1,280	335
	$23,291	$16,054

MANSCAPED HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7.    Share-Based Compensation

Incentive Units

In fiscal 2019 the Company adopted the 2019 Equity Incentive Plan (the “Incentive Plan”). The Company recorded share-based compensation costs during the nine months ended September 30, 2021 and 2020 in the condensed consolidated statements of operations as follows (in thousands):
	Nine Months Ended September 30,
	2021	2020
Marketing and selling expenses	$124,856	$10,416
General and administrative expenses	138,624	26,635
Total	$263,480	$37,051

During the nine months ended September 30, 2021, the following activity related to incentive units occurred under the Incentive Plan:
Incentive Units
Unvested as of December 31, 2020	5,137,583
Granted	188,000
Vested	(1,711,752)
Forfeitures	(89,087)
Unvested as of September 30, 2021	3,524,744

Vested as of September 30, 2021	13,574,035

As of September 30, 2021 there was $82.4 million of total unrecognized share-based compensation cost related to the incentive units. The cost is expected to be recognized over a weighted-average period of 2.0 years.

Fair value of the incentive units is determined on the date of grant and on each reporting date (remeasurement date) and have been determined to be Level 3 fair value measurements. The Company utilizes the Black-Scholes Option-Pricing Method to estimate the fair value of the incentive units. This approach models the various classes of equity securities as a series of call options with exercise prices based on the liquidation preference and conversion behavior of the different classes of equity. The value of the incentive units can then be inferred by analyzing these options and allocating the equity value to the incentive units. Because the Company is not publicly traded, the equity value has been determined using a combination of market and income based approaches. The income approach is based on a discounted debt-free cash flows model utilizing a rate of 25% and 40% as of September 30, 2021 and December 31, 2020 respectively. The market approach is based on the identification of publicly traded companies that are similar to the Company wherein pricing multiples of publicly traded companies are applied to the relevant financial metrics of the Company. In arriving at the fair value of the incentive units, a discount for lack of marketability (“DLOM”) of 22% and 25% as of September 30, 2021 and December 31, 2020, respectively, was applied.

The following is a summary of the assumptions used in estimating the fair value of the liability-classified incentive units as of the September 30, 2021 and December 31, 2020 remeasurement dates under the Black-Scholes Option-Pricing Method:
	September 30, 2021	December 31, 2020
Risk-free interest rate	0.1%	0.1%
Expected volatility	70.0%	90.0%
Expected term (years)	1	1
Expected dividend yield	0.0%	0.0%

MANSCAPED HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7.    Share-Based Compensation (cont.)

Risk-free interest rate — The Company applies the risk-free interest rate based on the US Treasury yield in effect at the time of the grant.

Expected volatility — The expected volatility is based on an analysis of comparable public company volatilities.

Expected term in years — The expected term represents the average time that management expects incentive units to remain outstanding.

Expected dividend yield — The Company has not, and does not, intend to pay dividends.

In addition, for the September 30, 2021 remeasurement date, the Company utilized the probability weighted expected return method (“PWERM”) to value the incentive units. PWERM is an analysis of future values of a company for several likely liquidity scenarios that include a sale or merger, an initial public offering, as well as a company’s enterprise value assuming the absence of a liquidity event. As of September 30, 2021, the Company’s likely scenarios were a sale and stay-private scenario. The incentive units under the stay-private scenario were valued using the Black-Scholes Option-Pricing Method and assumptions discussed above. Under the sale scenario, the incentive units were valued based on the implied equity value upon completion of the sale, a time to exit of .17 years and a DLOM of 6.0%.

The following summarizes the change in the fair value of the share-based compensation liabilities that are remeasured each reporting period in the condensed consolidated balance sheets (in thousands):
Balance as of December 31, 2020	$56,639
(Gains)/losses recognized in earnings	263,480
Modifications	(10,117)
Balance as of September 30, 2021	$310,002

During the nine months ended September 30, 2021, certain incentive unit awards were modified as a result of the Company’s call option expiring. There were 603,211 fully vested units at a fair value of $10.1 million that were modified to equity awards and reclassified from share-based compensation liabilities to additional paid-in capital in the condensed consolidated balance sheets. There was no change in fair value of the liability classified share-based awards as a result of the modifications.

8.    Income Taxes

Manscaped Holdings, LLC is treated as a partnership for U.S. federal and applicable state and local income tax purposes. As a partnership, Manscaped Holdings, LLC is not subject to U.S. federal and certain state and local income taxes. Manscaped, Inc. is treated as a C corporation for income tax purposes and is subject to U.S. federal income and state and local income taxes.

The Company’s effective tax rate may vary from the U.S. federal statutory tax rate due to changes in the mix of earnings in various state jurisdictions with different statutory rates, permanent differences between income before taxes and taxable income, valuation allowances, and income or losses from the partnership which are not taxed or benefited. The effective tax rate for the nine months ended September 30, 2021 and 2020 was (0.4)% and (1.7)%, respectively. The variance from the U.S. federal statutory tax rate of 21% for each of the nine months ended September 30, 2021 and 2020 was primarily attributable to the Company’s estimated U.S. federal and state tax liabilities, the valuation allowance maintained on the federal and state net deferred tax assets, and losses from the partnership which are not benefited.

9.    Net Loss Per Unit

The Company’s Series A preferred units are participating securities as the holders of these units are entitled to participate in undistributed earnings with common unit holders. Basic and diluted net income (loss) per unit is presented in conformity with the two-class method required for participating securities. The two-class method requires that net

MANSCAPED HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9.    Net Loss Per Unit (cont.)

income (loss) attributable to common unit holders be allocated between common units and participating securities based upon their respective rights to receive dividends as if all income (loss) for the period had been distributed. The Company’s Series A preferred unit holders do not have a contractual obligation to share in losses, therefore in periods of net loss, the two-class method does not contemplate the allocation of undistributed losses to these participating securities.

Basic net income (loss) per unit is computed by dividing the net income (loss) attributable to common unit holders by the weighted-average number of common units outstanding for the period. Diluted earnings (loss) per unit is computed by giving effect to all potentially dilutive securities outstanding for the period using the treasury stock method or the if-converted method based on the nature of such securities. For periods in which the Company has reported net losses, diluted net loss per unit attributable to common unit holders is the same as basic net loss per unit as the impact of potentially dilutive common units and other equity instruments is anti-dilutive. The following table presents the Company’s basic and diluted net loss per unit:
	Nine Months Ended September 30,
	2021	2020
Numerator (in thousands):
Net loss	$(263,224)	$(38,788)
Less: deemed dividend on Series A-1 preferred units and amortization of beneficial conversion feature	—	(2,131)
Net loss attributable to common unit holders – basic and diluted	$(263,224)	$(40,919)
Denominator:
Weighted-average number of units outstanding – basic and diluted	6,400,000	6,400,000
Net loss per unit – basic and diluted	$(41.13)	$(6.39)

The Company’s potentially dilutive securities were excluded from the computation of diluted net loss per unit for the years ended September 30, 2021 and 2020 as the effect of including them would be anti-dilutive. Therefore, the weighted-average number of common units outstanding used to calculate both basic and diluted net loss per unit is the same for all periods presented. The following table presents the weighted-average number of potentially dilutive units that have been excluded from the calculation of diluted net loss per unit for the periods ended September 30, 2021 and 2020:
	September 30,
	2021	2020
Incentive units	17,059,923	18,084,825
Series A preferred units, if-converted basis	9,810,330	6,824,112
Convertible debt, if-converted basis	—	1,046,943
Total	26,870,253	25,955,880

10.  Settlement Liability

On December 5, 2019, the Company entered into a legal settlement agreement with another company regarding claims of trademark infringement, unfair competition, and deceptive trade practices, at which time the Company recognized the amount to be paid over a ten-year period of $1.0 million in its condensed consolidated statements of operations. As of December 31, 2020, the Company had accrued $0.7 million recorded within other long-term obligations. In March 2021, the Company paid the remaining settlement balance in full.

11.  Related Party Transactions

In November 2018 and March 2019, the Company entered into convertible promissory note agreements with a trust for $1.0 million (the “2018A Note”) and $2.0 million (the “2019A Note”) respectively. Each of the Convertible Notes had a 6% interest rate, a three-year maturity and would automatically convert upon a qualified financing.

MANSCAPED HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11.  Related Party Transactions (cont.)

Subsequent to the Company entering into the convertible promissory note agreements, in June 2019, the trustee of the trust became a board member of the Company. Both the 2018A Note and 2019A Note were automatically converted in February 2020 as a result of the Series A-3 preferred equity financing. On the date of conversion, the 2018A Note outstanding principal and accrued interest balance of $1.1 million was converted into 1,850,259.8 Series A-1 preferred units and the 2019A Note outstanding principal and accrued interest balance of $2.1 million was converted into 1,366,376 Series A-2 preferred units. The amount of interest expense for the nine months ended September 31, 2020 related to the Convertible Notes was not significant.

12.  Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before the condensed consolidated financial statements are issued or are available to be issued. The Company recognizes in the condensed consolidated financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the condensed consolidated financial statements.

In accordance with ASC 855, Subsequent Events, the Company evaluated all subsequent events that occurred after the condensed consolidated balance sheets date through January 10, 2022, the date the condensed consolidated financial statements were available to be issued.

Line of Credit

On November 10, 2021 and November 18, 2021, the Company drew an additional $3.0 million and $5.0 million, respectively, under the line of credit, increasing the total borrowings from $7.0 million to $15.0 million.

Term Loan Amendment

On December 27, 2021, the Company entered into an amended term loan agreement to borrow funds under the Tranche B commitment for an additional $10.0 million. The amended agreement updated the Tranche A minimum return payment ratios to (i) 1.20:1.00 on or prior to December 31, 2021, (ii) 1.22:1.00 between January 1, 2022 and March 31, 2022, (iii) 1.23:1.00 between April 1, 2022 and June 30, 2022, (iv) 1.25:1.00 between July 1, 2022 and September 30, 2022, (v) 1.30:1.00 between October 1, 2022 and December 31, 2022, (vi) 1.40:1.00 during 2023, and (vii) 1.50:1.00 during 2024.

Pursuant to the amended term loan agreement, the Company is required to pay a minimum return on the Tranche B commitment based on a ratio equal to the aggregate amount of principal repaid, interest collected, and the Tranche B commitment facility fee, divided by the aggregate Tranche B commitment amount received by the Company. The final payment will include a minimum return payment sufficient to increase the minimum return to (i) 1.14:1.00 during 2022, (ii) 1.225:1.00 between January 1, 2023 and March 31, 2023, (iii) 1.25:1.00 between April 1, 2023 and June 30, 2023, (iv) 1.275:1.00 between July 1, 2023 and September 30, 2023, (v) 1.30:1.00 between October 1, 2023 and December 31, 2023, and (vi) 1.40:1.00 during 2024.

Except for a change to the minimum return payment, the Tranche B commitment is subject to substantially the same terms as the original loan.

Modification of Share-Based Awards

On November 30, 2021, the Company modified the Incentive Plan to amend the repurchase price under the Company’s call option from 80% of fair value to fair value as well as adding a provision that the Company could not exercise such call option until 180 days following termination of employment or engagement with the Company. Upon this modification, the Company’s liability classified share-based awards were determined to meet equity classification, resulting in a reclassification of the fair value of the awards of $351.8 million on the modification date from share-based compensation liabilities to additional paid-in capital.

MANSCAPED HOLDINGS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12.  Subsequent Events (cont.)

Business Combination Agreement

On November 22, 2021, the Company entered into a definitive agreement to combine with Bright Lights Acquisition Corp. (“Bright Lights”), a special purpose acquisition company sponsored by Bright Lights Sponsor LLC. Additionally, in connection with the execution of the business combination agreement, Bright Lights and its subsidiary, Bright Lights Parent Corp., entered into subscription agreements with the private placement investors (PIPE Investors), pursuant to which such PIPE Investors have agreed to the purchase of Manscaped, Inc. Class A common stock for an aggregate purchase price equal to $75 million at a per share purchase price of $9.20.

The business combination between Manscaped and Bright Lights is expected to result in a combined company enterprise value of approximately $1.0 billion, approximately $242 million of cash (net of transaction expenses), and no debt on the combined company’s balance sheet upon closing. These estimates are based on the current capitalization and agreed upon share prices, a contribution of up to $230 million of cash held in Bright Light’s trust account, assuming no redemptions by Bright Lights shareholders, and the $75 million concurrent private placement of Class A common stock of the combined company. The newly combined company will be renamed Manscaped, Inc. and will be listed on The NASDAQ Stock Market LLC under the ticker symbol “MANS”.

Closing of the business combination and private placement investments is expected to take place during the first half of the year in 2022.

Annex A

BUSINESS COMBINATION AGREEMENT

by and among

BRIGHT LIGHTS ACQUISITION CORP.,

Bright Lights Parent Corp.,

Mower Intermediate Holdings, Inc.,

Mower Merger Sub Corp.,

Mower Merger Sub 2, LLC

and

MANSCAPED HOLDINGS, LLC

dated as of November 22, 2021

Annex i

Annex ii

Exhibits

Exhibit A	Form of Certificate of Incorporation of ParentCo
Exhibit B	Form of Bylaws of ParentCo
Exhibit C	Form of Restated Company Agreement
Exhibit D	Form of Sponsor Support Agreement
Exhibit E	Form of Registration Rights Agreement
Exhibit F	Form of Tax Receivable Agreement
Exhibit G	Form of Equity Incentive Plan
Exhibit H	Form of Management Incentive Plan
Exhibit I	Form of Second Amended and Restated Limited Liability Company Operating Agreement of the Company

Annexes

Annex I	Earnout Shares

Annex iii

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement, dated as of November 22, 2021 (this “Agreement”), is made and entered into by and among Bright Lights Acquisition Corp., a Delaware corporation (“Bright Lights”), Bright Lights Parent Corp., a Delaware corporation and a direct wholly owned subsidiary of Bright Lights (“ParentCo”), Mower Intermediate Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of Bright Lights (“Intermediate Holdco”), Mower Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of Bright Lights (“Merger Sub Corp”), Mower Merger Sub 2, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Intermediate Holdco (“Merger Sub LLC”), and Manscaped Holdings, LLC, a Delaware limited liability company (the “Company”).

RECITALS

WHEREAS, Bright Lights is a blank check company incorporated in Delaware for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, in connection with the transactions contemplated hereby and prior to the Closing (as defined below): (i) 100% of the capital stock of Manscaped, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Manscaped, Inc.”), will be distributed to the holders of the Company (the “Manscaped, Inc. Distribution”), and (ii) each of the outstanding limited liability company units of the Company (other than incentive units) will be recapitalized into a single class of limited liability company units (the “Company LLC Units”), in each case in accordance with their terms and conditions of that certain Restructuring Agreement, dated as of the date hereof (the “Restructuring Agreement”);

WHEREAS, upon the terms and subject to the conditions of this Agreement, and in accordance with the Delaware General Corporation Law (“DGCL”), Bright Lights and ParentCo will enter into a merger transaction pursuant to which: (i) Bright Lights will merge with and into ParentCo (the “ParentCo Merger”), pursuant to which the separate corporate existence of Bright Lights will cease and ParentCo will be the surviving corporation (ParentCo, in its capacity as the surviving corporation of the ParentCo Merger, is sometimes referred to as the “Surviving Corporation”); (ii) ParentCo shall file a certificate of incorporation with the Secretary of State of Delaware and adopt bylaws (in the forms attached as Exhibits A and B hereto, with such changes as may be agreed in writing by Bright Lights and the Company) and (iii) ParentCo will change its name to “Manscaped Holdings, Inc.”;

WHEREAS, pursuant to the ParentCo Merger, all of the issued and outstanding shares of Bright Lights Common Stock (as defined below) will be exchanged on a one-for-one basis for shares of common stock of ParentCo (“ParentCo Exchange Ratio”), and all of the outstanding warrants to purchase Bright Lights Common Stock will be exercisable for an equal number of shares of ParentCo common stock on the existing terms and conditions of such warrants;

WHEREAS, at the Second Effective Time, Merger Sub Corp will merge with and into Manscaped, Inc. (the “Manscaped, Inc. Merger”), pursuant to which the separate corporate existence of Merger Sub Corp will cease and Manscaped, Inc. will be the surviving corporation and a wholly owned subsidiary of the Surviving Corporation. In connection therewith, the equityholders of Manscaped, Inc. will receive ParentCo Class A Common Stock (and in the case of holders of voting units of the Company, shares of ParentCo Class B Common Stock);

WHEREAS, upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL and Delaware Limited Liability Company Act (“DLLCA”), following the Manscaped, Inc. Merger and as part of the same overall transaction as the Manscaped, Inc. Merger, at the Third Effective Time: (i) Manscaped, Inc. will merge with and into Merger Sub LLC (the “Third Merger” and, together with the Manscaped, Inc. Merger, the “Mergers”), with Merger Sub LLC being the surviving entity of the Third Merger (Merger Sub LLC, in its capacity as the surviving entity of the Third Merger, is sometimes referred to herein as the “Surviving Entity”); (ii) Intermediate Holdco will contribute all of its interest in the Surviving Entity to the Company in exchange for limited liability company interests of the Company; and (iii) Intermediate Holdco will become the managing member of the Company pursuant to an amended and restated limited liability company agreement of the Company in the form of Exhibit C hereto (the “Restated Company Agreement”);

WHEREAS, the Board of Managers of the Company has (i) determined that it is advisable for the Company to enter into this Agreement and the documents contemplated hereby, (ii) approved the execution and delivery of this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, and (iii) recommended the adoption and approval of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby by the Company’s equityholders;

Annex A-1

WHEREAS, as a condition and inducement to Bright Lights’ willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Requisite Company Equityholders (as defined below) have each executed and delivered to Bright Lights a Company Equityholders Support Agreement (as defined below) pursuant to which the Requisite Company Equityholders have agreed, among other things, to vote (whether pursuant to a duly convened meeting of the equityholders of the Company or pursuant to an action by written consent of the equityholders of the Company) in favor of the adoption and approval, upon the effectiveness of the Registration Statement, of this Agreement, the Transaction Proposals set forth in the Registration Statement and the other documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, the Board of Directors of Bright Lights has (i) determined that it is advisable for Bright Lights to enter into this Agreement and the documents contemplated hereby, (ii) approved the execution and delivery of this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, and (iii) recommended the adoption and approval of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby by the Bright Lights Shareholders (as defined below);

WHEREAS, Bright Lights, as sole shareholder of ParentCo, Intermediate Holdco, Merger Sub Corp and Merger Sub LLC, has approved and adopted this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, in furtherance of the Mergers and the Exchange (as defined below) and in accordance with the terms hereof, Bright Lights shall provide an opportunity to its shareholders to have their outstanding shares of Bright Lights Common Stock (as defined below) redeemed on the terms and subject to the conditions set forth in this Agreement and Bright Lights’ Governing Documents (as defined below) in connection with obtaining the Bright Lights Shareholder Approval (as defined below);

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, Bright Lights Sponsor LLC, a Delaware limited liability company (the “Sponsor”) and certain other transferees of the Bright Lights Class B Common Stock held by the Sponsor, have executed and delivered to the Company the Sponsor Support Agreement (the “Sponsor Support Agreement”) in the form attached hereto as Exhibit D pursuant to which, among other things, (i) the Sponsor and such other parties have agreed to vote to adopt and approve this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby and (ii) the Sponsor has agreed to exchange its shares of Bright Lights Class B Common Stock for shares of Bright Lights Class A Common Stock and to subject to earnout 1,035,000 shares of ParentCo common stock;

WHEREAS, on or prior to the date hereof, ParentCo entered into Subscription Agreements (as defined below) with PIPE Investors (as defined below) pursuant to which, and on the terms and subject to the conditions of which, such PIPE Investors agreed to purchase from ParentCo shares of ParentCo Class A Common Stock for an aggregate purchase price equal to $75,000,000 at a per share purchase price of $9.20, such purchases to be consummated prior to or substantially concurrently with the Closing;

WHEREAS, at the Closing, ParentCo, the Sponsor, the other parties listed in Schedule I to the Sponsor Support Agreement, the Major Company Equityholders (as defined below), and their respective Affiliates, as applicable, shall enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) in the form attached hereto as Exhibit E (with such changes as may be agreed in writing by Bright Lights and the Company), which shall be effective as of the Closing;

WHEREAS, in connection with the consummation of the Transactions, ParentCo, the Company, Intermediate Holdco, and certain other Persons will enter into a Tax Receivable Agreement, substantially in the form of Exhibit F attached hereto (the “Tax Receivable Agreement”);

WHEREAS, as a condition and inducement to Bright Lights’ willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, each of Paul Tran and Kevin Datoo has executed and delivered to Bright Lights an employment offer letter in form and substance satisfactory to Bright Lights (collectively, the “Employment Agreements”); and

Annex A-2

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, Bright Lights, ParentCo, Intermediate Holdco, Merger Sub Corp, Merger Sub LLC and the Company agree as follows:

Article I

CERTAIN DEFINITIONS

Section 1.1 Definitions. As used herein, the following terms shall have the following meanings:

“2020 Annual Financial Statements” has the meaning specified in Section 6.3(b).

“Acquisition Proposal” means, with respect to the Company and its Subsidiaries, other than the transactions contemplated hereby, and other than the acquisition or disposition of equipment or other tangible personal property in the ordinary course of business, any offer or proposal relating to: (a) any acquisition or purchase, direct or indirect, of (i) 15% or more of the consolidated assets of the Company and its Subsidiaries or (ii) 15% or more of any class of equity or voting securities of (x) the Company or (y) one or more Subsidiaries of the Company holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and its Subsidiaries; (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning 15% or more of any class of equity or voting securities of (i) the Company or (ii) one or more Subsidiaries of the Company holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and its Subsidiaries; or (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the sale or disposition of (i) the Company or (ii) one or more Subsidiaries of the Company holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and its Subsidiaries.

“Action” means any claim, charge, action, suit, audit, examination, assessment, arbitration, mediation or any proceeding, investigation, inquiry, or subpoena, by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Affiliate Agreements” has the meaning specified in Section 4.12(a)(vi).

“Agreement” has the meaning specified in the Preamble hereto.

“Agreement End Date” has the meaning specified in Section 10.1(d).

“Ancillary Agreements” means each of the Restructuring Agreement, the Exchange Agreement, the Restated Company Agreement, the Registration Rights Agreement, the Tax Receivable Agreement, the Sponsor Support Agreement, the Company Equityholders Support Agreement, the ParentCo Certificate of Incorporation, the ParentCo Bylaws, and the Confidentiality Agreement.

“Anti-Bribery Laws” means the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption and bribery Laws (including the U.K. Bribery Act 2010, and any rules or regulations promulgated thereunder or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Public Officials).

“Anti-Money Laundering Laws” means all applicable laws, regulations, administrative orders, and decrees concerning or relating to the prevention of money laundering or countering the financing of terrorism, including, without limitation, the Currency and Financial Transactions Reporting Act of 1970, as amended by the USA PATRIOT Act, which legislative framework is commonly referred to as the “Bank Secrecy Act,” and the rules and regulations thereunder.

Annex A-3

“Annual Financial Statements” has the meaning specified in Section 4.8(a).

“Antitrust Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition Law authorities of any other jurisdiction (whether United States, foreign or multinational).

“Antitrust Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Antitrust Authorities relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by any Antitrust Authority or any subpoena, interrogatory or deposition.

“Available Bright Lights Cash” has the meaning specified in Section 7.2(a).

“Bright Lights” has the meaning specified in the Preamble hereto.

“Bright Lights Class A Common Stock” means Class A common stock, par value $0.0001 per share, of Bright Lights.

“Bright Lights Class B Common Stock” means Class B common stock, par value $0.0001 per share, of Bright Lights.

“Bright Lights Common Stock” means Bright Lights Class A Common Stock and Bright Lights Class B Common Stock.

“Bright Lights Common Warrant” means a warrant to purchase one (1) share of Bright Lights Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) that was included in the units sold as part of Bright Lights’ initial public offering.

“Bright Lights Cure Period” has the meaning specified in Section 10.1(e).

“Bright Lights Disclosure Letter” has the meaning specified in the introduction to Article V.

“Bright Lights Entities” means Bright Lights, ParentCo, Intermediate Holdco, Merger Sub Corp and Merger Sub LLC.

“Bright Lights Financial Statements” has the meaning specified in Section 5.6(d).

“Bright Lights Private Placement Warrant” means a warrant to purchase one (1) share of Bright Lights Class A Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) issued to the Sponsor.

“Bright Lights SEC Filings” has the meaning specified in Section 5.5.

“Bright Lights Securities” has the meaning specified in Section 5.12(a).

“Bright Lights Share Redemption” means the election of an eligible (as determined in accordance with Bright Lights’ Governing Documents) holder of Bright Lights Class A Common Stock to redeem all or a portion of the shares of Bright Lights Class A Common Stock held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with Bright Lights’ Governing Documents) in connection with the Transaction Proposals.

“Bright Lights Share Redemption Amount” means the aggregate amount payable with respect to all Bright Lights Share Redemptions.

“Bright Lights Shareholder Approval” means the approval of  those Transaction Proposals identified in clauses (A) through (I) of Section 8.2(b), in each case, by an affirmative vote of the holders of at least a majority of the outstanding shares of Bright Lights Common Stock entitled to vote thereupon and for clauses (A) and (B), in each case, by an affirmative vote of the holders of at least a majority of the outstanding shares of Bright Lights Class B Common Stock voting separately as a single class (as determined in accordance with Bright Lights’ Governing Documents), in each case, at a Bright Lights Shareholders’ Meeting duly called by the Board of Directors of Bright Lights and held for such purpose.

Annex A-4

“Bright Lights Shareholders” means the shareholders of Bright Lights as of immediately prior to the Effective Time.

“Bright Lights Shareholders’ Meeting” has the meaning specified in Section 8.2(b).

“Bright Lights Warrants” means the Bright Lights Common Warrants and the Bright Lights Private Placement Warrants.

“Bright Lights Warrant Agreement” means the warrant agreement, dated January 6, 2021, by and between Bright Lights and Continent Stock Transfer & Trust Company.

“Business Combination” has the meaning set forth in Article II of Bright Lights’ Certificate of Incorporation as in effect on the date hereof.

“Business Combination Proposal” means any offer, inquiry, proposal or indication of interest (whether written or oral, binding or non-binding, and other than an offer, inquiry, proposal or indication of interest with respect to the transactions contemplated hereby), relating to a Business Combination.

“Business Day” means a day other than a (a) Saturday or Sunday or (b) any other day on which commercial banks are not authorized to be open for business in the State of California or the State of New York.

“Closing” has the meaning specified in Section 2.5(a) .

“Closing Date” has the meaning specified in Section 2.5(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning specified in the Preamble hereto.

“Company Benefit Plan” has the meaning specified in Section 4.13(a).

“Company Common Units” means the limited liability company units of the Company having the rights and obligations specified with respect to “Common Units” in the Company LLC Agreement.

“Company Cure Period” has the meaning specified in Section 10.1(d).

“Company Disclosure Letter” has the meaning specified in the introduction to Article IV.

“Company Equityholder Approval” means the approval of this Agreement and the transactions contemplated hereby, including the Transactions, by the affirmative vote or written consent of the holders of at least a majority of the voting power of the outstanding Company Common Units, voting Company Incentive Units and Company Preferred Units, in each case, pursuant to the terms and subject to the conditions of the Company LLC Agreement and applicable Law.

“Company Equityholders Support Agreement” means that certain Support Agreement, dated as of the date hereof, by and among each of the Requisite Company Equityholders, Bright Lights and the Company, as amended or modified from time to time.

“Company Financing Agreements” means the Series A Preferred Unit Purchase Agreement, dated February 18, 2020, by and between the Company and the investors listed on Exhibit A thereto, the Series A-3 Preferred Unit Purchase Agreement, dated February 18, 2020, by and between the Company and the investors listed on Exhibit A thereto, the Investors’ Rights Agreement, dated February 18, 2020, by and between the Company and each of the investors listed on Schedule A thereto and each of the members listed on Schedule B thereto, the First Amendment to Series A Preferred Unit Purchase Agreement, dated May 21, 2020, by and between the Company and Smash Ventures Monet, LP, the Series A-3 Preferred Unit Purchase Agreement, dated May 15, 2020, by and between the Company and the investors listed on Exhibit A thereto, the Unit Redemption Agreement, dated July 17, 2020, by and between the Company and TranCorp, Inc., the Series A-3 Preferred Unit Purchase Agreement, dated June 9, 2020, by and between the Company and The Stuart Partners, LLC, the Second Amendment to the Series A Preferred Unit Purchase Agreement, dated June 9, 2020, by and between the Company and Smash Ventures Monet, LP, and the Series A-4 Preferred Unit Purchase Agreement, dated July 17, 2020, by and between the Company and Pacific Premier Trust, Cust FBO Richard L. Thompson IRA.

Annex A-5

“Company Fundamental Representations” means the representations and warranties made pursuant to the first and second sentences of Section 4.1 (Company Organization), the first and second sentences of Section 4.2 (Subsidiaries), Section 4.3 (Due Authorization), Section 4.6 (Capitalization of the Company), Section 4.7 (Capitalization of Subsidiaries) and Section 4.16 (Brokers’ Fees).

“Company Incentive Plan” means the Manscaped Holdings, LLC Equity Incentive Plan, effective as of June 11, 2019 (as amended on July 3, 2019 by the first amendment thereto, and as may be further amended or restated from time to time).

“Company Incentive Units” means limited liability company units of the Company having the rights and obligations specified with respect to Incentive Units in the Company LLC Agreement, including both voting and non-voting Incentive Units, in each case awarded under the Company Incentive Plan.

“Company Indemnified Parties” has the meaning specified in Section 7.7(a).

“Company LLC Agreement” means the First Amended and Restated Limited Liability Company Agreement of the Company, dated February 18, 2020, as amended by the First Amendment to the First Amended and Restated Limited Liability Company Agreement of the Company, dated July 17, 2020.

“Company Material Adverse Effect” means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent the ability of the Company to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking of any action required by this Agreement or the Ancillary Agreements, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (f) any failure of the Company to meet any projections or forecasts (provided that clause (f) shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect), (g) any Events generally applicable to the industries or markets in which the Company and its Subsidiaries operate (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers), (h) the announcement of this Agreement and consummation of the transactions contemplated hereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Company and its Subsidiaries (it being understood that this clause (h) shall be disregarded for purposes of the representation and warranty set forth in Section 4.4 and the condition to Closing with respect thereto), (i) any matter set forth on the Company Disclosure Letter, or (j) any action taken by, or at the request of Bright Lights or its Affiliates (other than any consents that Bright Lights is required not to unreasonably withhold, condition or delay pursuant to Section 6.1); provided, further, that any Event referred to in clauses (a), (b), (d), (e) or (g) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations (which shall include the Company’s primary industry generally), but only to the extent of the incremental disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations.

“Company Preferred Units” means limited liability company units of the Company having the rights and obligations specified with respect to the Series A-1 Preferred Units, Series A-2 Preferred Units, Series A-3 Preferred Units and Series A-4 Preferred Units, collectively, in the Company LLC Agreement.

“Company Registered Intellectual Property” has the meaning specified in Section 4.21(a).

Annex A-6

“Company Systems” means all computer, mobile and information technology systems, platforms and networks owned, licensed, used or held for use by the Company or any of its Subsidiaries, including software, firmware, hardware, record keeping, data processing, telecommunications networks, network equipment, websites, interfaces, platforms, peripherals, computer systems, together with data and information contained therein or transmitted thereby, and documentation relating to any of the foregoing.

“Company Voting Units” means the Company Units and the voting Company Incentive Units.

“Company Units” means the Company Common Units and the Company Preferred Units.

“Confidentiality Agreement” means the Manscaped Nondisclosure Agreement, dated as of February 11, 2021, between Bright Lights and the Company.

“Constituent Corporations” has the meaning specified in Section 2.1(a).

“Contracts” means any legally binding contracts, agreements, subcontracts, leases, and purchase orders.

“D&O Indemnified Parties” has the meaning specified in Section 7.7(a).

“DGCL” has the meaning specified in the Recitals hereto.

“DLLCA” has the meaning specified in the Recitals hereto.

“Disclosure Letter” means, as applicable, the Company Disclosure Letter or the Bright Lights Disclosure Letter.

“Dissenting Shares” has the meaning specified in Section 3.8.

“Dollars” or “$” means lawful money of the United States.

“Effective Time” has the meaning specified in Section 2.5(b).

“Employment Agreements” has the meaning specified in the Recitals hereto.

“Environmental Laws” means any and all applicable Laws relating to Hazardous Materials, pollution, or the protection or management of the environment or natural resources, or protection of human health (with respect to exposure to Hazardous Materials).

“Equity Incentive Plan” has the meaning specified in Section 7.1(a).

“ERISA” has the meaning specified in Section 4.13(a).

“ERISA Affiliate” means any Affiliate or business, whether or not incorporated, that together with the Company would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Exchange” has the meaning specified in Section 2.4(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning specified in Section 3.6(a).

“Export Approvals” has the meaning specified in Section 4.26(a).

“FDA” has the meaning specified in Section 4.31(b).

“Financial Statements” has the meaning specified in Section 4.8(a).

“FTC” has the meaning specified in Section 4.31(b).

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and by-laws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation and the “Governing Documents” of an exempted company are its memorandum and articles of association.

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“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency (including any self-regulatory agency), governmental commission, department, board, bureau, agency or instrumentality, court or tribunal, or arbitrator or arbitral body.

“Governmental Authorization” has the meaning specified in Section 4.5.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any (i) pollutant, contaminant, chemical, (ii) industrial, solid, liquid or gaseous toxic or hazardous substance, material or waste, (iii) petroleum or any fraction or product thereof, (iv) asbestos or asbestos-containing material, (v) polychlorinated biphenyl, (vi) chlorofluorocarbons, and (vii) other substance, material or waste, in each case, which are regulated under any Environmental Law or as to which liability may be imposed pursuant to Environmental Law.

“Health and Safety Regulations” has the meaning specified in Section 4.31(a).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (b) the principal and interest components of capitalized lease obligations under GAAP, (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (e) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (f) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs” and “seller notes” and (g) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the transactions contemplated hereby in respect of any of the items in the foregoing clauses (a) through (f), and (h) all Indebtedness of another Person referred to in clauses (a) through (g) above guaranteed directly or indirectly, jointly or severally.

“Intellectual Property” means any rights in or to any intellectual property, throughout the world, including all U.S. and foreign: (i) patents and patent applications (including all continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof); (ii) registered and unregistered trademarks, trade names, logos, designs, symbols, slogans, hashtags, taglines, brands, product names, corporate names, service marks, trade dress, rights to social media accounts, and other indicia of source, origin or quality, and pending applications therefor, and internet domain names, together with the goodwill of the Company associated with any of the foregoing; (iii) registered and unregistered copyrights, and applications for registration of copyright, moral rights and works of authorship; (iv) proprietary rights in software (whether in source code, object code or other form), databases and other compilations and collections of data; (v) proprietary rights in trade secrets, inventions, ideas, know-how, algorithms, processes, technical information, drawings, designs, design protocols, specifications for parts and devices, quality assurance and control procedures, design tools, manuals and other confidential information; (vi) rights of publicity, privacy rights and data protection rights; (vii) the goodwill of the business symbolized or represented by any of the foregoing, customer lists and other proprietary information and common-law rights; and (viii) all applications and registrations for the foregoing.

“Intended Tax Treatment” has the meaning specified in Section 2.9(a).

“Interim Financial Statements” has the meaning specified in Section 4.8(a).

“Interim Period” has the meaning specified in Section 6.1.

“Intermediate Holdco” has the meaning specified in the Preamble hereto.

“International Trade Laws” means all applicable Laws relating to the import, export, re-export, deemed export, deemed re-export, or transfer of information, data, goods, and technology, including but not limited to the Export Administration Regulations administered by the United States Department of Commerce, the International Traffic in

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Arms Regulations administered by the United States Department of State, customs and import Laws administered by United States Customs and Border Protection, any other export or import controls administered by an agency of the United States government, the anti-boycott regulations administered by the United States Department of Commerce and the United States Department of the Treasury, and other Laws adopted by Governmental Authorities of other countries relating to the same subject matter as the United States Laws described above.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means Internal Revenue Service.

“JOBS Act” has the meaning specified in Section 5.6(a).

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased, licensed, subleased or otherwise used or occupied by the Company or any of its Subsidiaries.

“Legal Proceedings” has the meaning specified in Section 4.10.

“Letter of Transmittal” has the meaning specified in Section 3.6(b).

“Licenses” means any approvals, authorizations, consents, licenses, registrations, permits or certificates of a Governmental Authority.

“Lien” means all liens, mortgages, deeds of trust, pledges, hypothecations, encumbrances, security interests, adverse claim, options, restrictions, claims or other liens of any kind whether consensual, statutory or otherwise.

“Major Company Equityholder” means, collectively, TranCorp, Inc., Kings Xing, LLC, Thompson Family Trust, SPV Investments, LLC, Smash Ventures Monet, LP.

“Manscaped, Inc.” has the meaning specified in the Recitals hereto.

“Manscaped, Inc. Distribution” has the meaning specified in the Recitals hereto.

“Manscaped, Inc. Merger” has the meaning specified in the Recitals hereto.

“Manscaped, Inc. Merger Certificate” has the meaning specified in Section 2.2(a).

“Manscaped, Inc. Merger Consideration” has the meaning specified in Section 3.4.

“Management Incentive Plan” has the meaning specified in Section 7.1(a).

“Mergers” has the meaning specified in the Recitals hereto.

“Merger Sub Corp” has the meaning specified in the Preamble hereto.

“Merger Sub LLC” has the meaning specified in the Preamble hereto.

“Merger Sub LLC Units” means the common units of Merger Sub LLC, as described in the limited liability company agreement of Merger Sub LLC.

“Minimum Available Bright Lights Cash Amount” has the meaning specified in Section 7.2(a).

“Multiemployer Plan” has the meaning specified in Section 4.13(c).

“Nasdaq” has the meaning specified in Section 5.6(c).

“NYSE” has the meaning specified in Section 7.3.

“Offer Documents” has the meaning specified in Section 8.2(a)(i).

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“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license.

“Open Source Obligations” means any obligations that software (or any portion thereof) owned by the Company or any of its Subsidiaries (i) be made available or distributed in source code form, (ii) be licensed for the purpose of preparing derivative works, (iii) be licensed under terms that allow such software to be reverse engineered, reverse assembled or disassembled (other than by operation of Law) or (iv) be redistributable at no license fee.

“Open Source Software” means any software subject to an Open Source License.

“Owned Real Property” means all real property owned in fee simple by the Company or any of its Subsidiaries, together with all buildings, structures, facilities, fixtures and other improvements thereon and all easements, licenses and interests therein.

“ParentCo” has the meaning specified in the Preamble hereto.

“ParentCo Bylaws” has the meaning specified in Section 2.7(a).

“ParentCo Certificate of Incorporation” has the meaning specified in Section 2.7(a).

“ParentCo Class A Common Stock” means Class A common stock, par value $0.0001 per share, of ParentCo., which for the avoidance of doubt have one (1) vote per share.

“ParentCo Class B Common Stock” means Class B common stock, par value $0.0001 per share, of ParentCo., which for the avoidance of doubt shall have no economic rights (including no rights to dividends and distributions upon liquidation) and have the right to ten (10) votes per share.

“ParentCo Common Warrant” means a warrant to purchase one (1) share of ParentCo Class A Common Stock at an exercise price of eleven Dollars fifty cents ($11.50).

“ParentCo Merger” has the meaning specified in the Recital hereto.

“ParentCo Merger Certificate” has the meaning specified in Section 2.1(a).

“ParentCo Merger Consideration” means the shares of ParentCo Class A Common Stock to be issued in connection with the ParentCo Merger.

“Payoff Letters” has the meaning specified in Section 2.6(a)(vi).

“Permit” means any consent, franchise, approval, registration, variance, license, permit, grant, certificate, registration or other authorization or approval of a Governmental Authority or pursuant to any Law, and all pending applications for any of the foregoing.

“Permitted Liens” means (i) mechanic’s, materialmen’s and similar Liens arising in the ordinary course of business with respect to any amounts (A) not yet due and delinquent or which are being contested in good faith through appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with GAAP, (ii) Liens for Taxes (A) not yet due and payable or (B) which are being contested in good faith through appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (iii) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, restrictions and other similar charges or encumbrances that do not materially impair the value or materially interfere with the present use of the Owned Real Property or Leased Real Property related thereto, (iv) non-exclusive licenses of Intellectual Property, and (v) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable.

“Permitted Transfer” means, any of the following transfers of ParentCo Class A Common Stock:

(a) in the case of any member of the Company who is not a natural person, any Person that is an Affiliate of such member or its beneficial owners; and

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(b) in the case of any member of the Company who is a natural person: (i) any Person to whom such shares of ParentCo Class A Common Stock are transferred from such member (A) by will or the laws of descent and distribution or (B) by gift to the holder’s spouse, the lineal descendant, sibling, parent, heir, executor, administrator, testamentary trustee, legatee or beneficiary without consideration of any kind; or (ii) a trust, family partnership or estate planning vehicle that is for the exclusive benefit of such member.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

“Personal Information” means any information defined as “personal data,” “personally identifiable information,” “personal information” or similar term under any applicable Law.

“PIPE Investment” means the purchase of shares of ParentCo Class A Common Stock pursuant to the Subscription Agreements.

“PIPE Investment Amount” means the aggregate gross purchase price received by ParentCo following the Effective Time, and prior to or substantially concurrently with Closing for the shares in the PIPE Investment.

“PIPE Investors” means those certain investors participating in the PIPE Investment pursuant to the Subscription Agreements.

“Privacy Laws” has the meaning specified in Section 4.22(a).

“Privacy Obligations” has the meaning specified in Section 4.22(a).

“Products” has the meaning specified in Section 4.31(b).

“Prospectus” has the meaning specified in Section 11.1.

“Proxy Statement” has the meaning specified in Section 8.2(a)(i).

“Proxy Statement/Registration Statement” has the meaning specified in Section 8.2(a)(i).

“Q3 Financial Statements” has the meaning specified in Section 6.3(b).

“Real Property Leases” has the meaning specified in Section 4.20(b)(ii).

“Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by ParentCo under the Securities Act with respect to the Registration Statement Securities.

“Registration Statement Securities” has the meaning specified in Section 8.2(a)(i).

“Requisite Company Equityholders” means a majority of the issued and outstanding Company Voting Units and Company Preferred Units (each voting as a separate class).

“Restated Company Agreement” has the meaning specified in the Recitals hereto.

“Restructuring Agreement” has the meaning specified in the Recitals hereto.

“Sanctioned Country” means at any time, a country or territory which is itself the subject or target of any country-wide or territory-wide Sanctions Laws (at the time of this Agreement, the Crimea region, Cuba, Iran, North Korea and Syria).

“Sanctioned Person” means (i) any Person identified in any sanctions-related list of designated Persons maintained by (a) the United States Department of the Treasury’s Office of Foreign Assets Control, the United States Department of Commerce’s Bureau of Industry and Security, or the United States Department of State; (b) Her Majesty’s Treasury of the United Kingdom; (c) any committee of the United Nations Security Council; or (d) the European Union; (ii) any Person located, organized, or resident in, organized in, or a Governmental Authority or government instrumentality of,

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any Sanctioned Country; and (iii) any Person directly or indirectly owned or controlled by, or acting for the benefit or on behalf of, a Person described in clause (i) or (ii), either individually or in the aggregate.

“Sanctions Laws” means those applicable trade, economic and financial sanctions Laws administered, enacted or enforced from time to time by (i) the United States (including the Department of the Treasury’s Office of Foreign Assets Control or the U.S. Department of State), (ii) the European Union and enforced by its member states, (iii) the United Nations, or (iv) Her Majesty’s Treasury of the United Kingdom.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SCI Loan and Security Agreement” means that certain Loan and Security Agreement, dated as of December 31, 2020, among Structural Capital Investments III, LP, Ocean II PLO LLC, as administrative and collateral agent, the Company, Manscaped, Inc. and Manscaped, LLC, a California limited liability company, as the same may be amended, restated, amended and restated, supplemented and/or otherwise modified from time to time.

“SEC” means the United States Securities and Exchange Commission.

“Second Effective Time” has the meaning specified in Section 2.5(b).

“Securities Act” means the Securities Act of 1933, as amended.

“Skadden” has the meaning specified in Section 11.19(a).

“Sponsor” has the meaning specified in the Recitals hereto.

“Sponsor Support Agreement” means that certain Support Agreement, dated as of the date hereof, by and among the Sponsor, the other parties listed on Schedule I of the Sponsor Support Agreement, Bright Lights and the Company, as amended or modified from time to time.

“Subscription Agreements” means (i) the subscription agreements, entered into on or prior to the date hereof (as assigned or amended from time to time in accordance with their terms and this Agreement after the date of this Agreement) and (ii) any other subscription agreements entered into after the date of this Agreement (as assigned or amended from time to time in accordance with their terms and this Agreement), pursuant to which the PIPE Investment will be consummated.

“Subsidiary” means, with respect to a Person, a corporation or other entity of which more than 50% of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.

“Surviving Corporation” has the meaning specified in the Recitals hereto.

“Surviving Entity” has the meaning specified in the Recitals hereto.

“SVB Loan and Security Agreement” means that certain Loan and Security Agreement, dated as of August 26, 2020, among Silicon Valley Bank, the Company, Manscaped, Inc. and Manscaped, LLC, a California limited liability company, as the same may be amended, restated, amended and restated, supplemented and/or otherwise modified from time to time.

“Tax Receivable Agreement” has the meaning specified in the Recitals hereto.

“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any schedules, attachments, amendments or supplements of any of the foregoing.

“Taxes” means any and all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, recapture, net worth, employment, escheat and unclaimed property obligations, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, assessments, sales, use, transfer, registration, governmental charges, duties, levies and other similar charges imposed by a Governmental Authority in the nature of a tax, alternative or add-on minimum, or estimated taxes, and including any interest, penalty, or addition thereto.

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“Terminating Bright Lights Breach” has the meaning specified in Section 10.1(e).

“Terminating Company Breach” has the meaning specified in Section 10.1(d).

“Third Merger Effective Time” has the meaning specified in Section 2.5(b).

“Third Merger” has the meaning specified in the Recitals.

“Third Merger Certificate” has the meaning specified in Section 2.3(a).

“Title IV Plan” has the meaning specified in Section 4.13(c).

“Top Customers” has the meaning specified in Section 4.28(a).

“Top Vendors” has the meaning specified in Section 4.28(c).

“Transaction Expenses” means the following out-of-pocket fees and expenses paid or payable by the Company or any of its Subsidiaries (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby: (i) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, (ii) change-in-control payments, transaction bonuses, retention payments, severance or similar compensatory payments payable by the Company or any of its Subsidiaries to any current or former employee (including any amounts due under any consulting agreement with any such former employee), independent contractor, officer, manager or director of the Company or any of its Subsidiaries as a result of the transactions contemplated hereby (and not tied to any subsequent event or condition, such as a termination of employment), (iii) any and all filing fees payable by the Company or any of its Subsidiaries to the Antitrust Authorities in connection with the transactions contemplated hereby, (iv) any Transfer Taxes imposed on the Company, its Subsidiaries or its equity holders as a result of the Mergers or Exchange, and (v) amounts owing or that may become owed, payable or otherwise due, directly or indirectly, by the Company or any of its Subsidiaries to any Affiliate of the Company or any of its Subsidiaries in connection with the consummation of the transactions contemplated hereby, including fees, costs and expenses related to the termination of any Affiliate Agreement.

“Transactions” means, collectively, the Mergers, the Exchange, and each of the other transactions contemplated by this Agreement or any of the Ancillary Agreements.

“Transaction Proposals” has the meaning specified in Section 8.2(b).

“Transfer Taxes” means all transfer, documentary, sales, use, value added, excise, stock transfer, stamp, recording, registration and any similar Taxes and fees, including any penalties and interest thereon, that are required to be paid under tax Laws in connection with the transactions contemplated by this Agreement.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.

“Trust Account” has the meaning specified in Section 11.1.

“Trust Agreement” has the meaning specified in Section 5.8.

“Trustee” has the meaning specified in Section 5.8.

“Unit” means any outstanding Unit of the Company.

“Unpaid Transaction Expenses” has the meaning specified in Section 2.6(c).

“Updated Financial Statements” has the meaning specified in Section 6.3(a).

“Warrant Agreement” means the Warrant Agreement, dated as of January 6, 2021, between Bright Lights and Continental Stock Transfer& Trust Company.

“Working Capital Loans” means any loan made to Bright Lights by any of the Sponsor, an Affiliate of the Sponsor, or any of Bright Lights’ officers or directors, and evidenced by a promissory note, for the purpose of financing costs incurred in connection with a Business Combination.

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“Written Consent” has the meaning specified in Section 8.2(c).

Section 1.2 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” shall mean “including, without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.

(b) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(d) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e) The term “actual fraud” means, with respect to a party to this Agreement, an actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article IV or Article V (as applicable), provided, that such actual and intentional fraud of such Person shall only be deemed to exist if any of the individuals included on Section 1.3 of the Company Disclosure Letter (in the case of the Company) or Section 1.3 of the Bright Lights Disclosure Letter (in the case of Bright Lights) had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by such Person pursuant to, in the case of the Company, Article IV as qualified by the Company Disclosure Letter, or, in the case of Bright Lights, Article V as qualified by the Bright Lights Disclosure Letter, were actually breached when made, with the express intention that the other party to this Agreement rely thereon to its detriment.

Section 1.3 Knowledge. As used herein, (i) the phrase “to the knowledge” of the Company shall mean the knowledge of the individuals identified on Section 1.3 of the Company Disclosure Letter and (ii) the phrase “to the knowledge” of Bright Lights shall mean the knowledge of the individuals identified on Section 1.3 of the Bright Lights Disclosure Letter, in each case, as such individuals would have acquired in the exercise of a reasonable inquiry of direct reports.

Article II

THE MERGERS; The Exchange; CLOSING

Section 2.1 The ParentCo Merger.

(a) ParentCo Merger. Upon the terms and subject to the conditions set forth in this Agreement, Bright Lights and ParentCo (Bright Lights and ParentCo sometimes being referred to herein as the “Constituent Corporations”) shall cause Bright Lights to be merged with and into ParentCo, with ParentCo being the surviving corporation in the ParentCo Merger. The ParentCo Merger shall be consummated in accordance with this Agreement and shall be evidenced by a certificate of merger with respect to the ParentCo Merger (as so filed, the “ParentCo Merger Certificate”), executed by the Constituent Corporations in accordance with the relevant provisions of the DGCL, such ParentCo Merger to be effective as of the Effective Time.

(b) Effects of the ParentCo Merger. At and after the Effective Time, the Surviving Corporation shall thereupon and thereafter possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of the Constituent Corporations, and shall become subject to all the restrictions, disabilities and duties of each of the Constituent Corporations; and all rights, privileges, powers and franchises of each Constituent Corporation, and all property, real, personal and mixed of each Constituent Corporation, and all debts due to each such Constituent Corporation, on whatever account, shall become vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the Surviving Corporation as they are of the Constituent Corporations; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such Constituent Corporations shall not revert or become in any way impaired by reason of the ParentCo Merger; but all Liens upon any property

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of a Constituent Corporation shall thereafter attach to the Surviving Corporation and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the DGCL.

Section 2.2 The Manscaped, Inc. Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Second Effective Time, Merger Sub Corp will merge with and into Manscaped, Inc. and consummate the Manscaped, Inc. Merger. As a result of the Manscaped, Inc. Merger, the separate corporate existence of Merger Sub Corp shall cease and Manscaped, Inc. shall continue as the surviving entity of the Manscaped, Inc. Merger (provided that references to Manscaped, Inc. for periods after the Second Effective Time shall include Merger Sub Corp). The Manscaped, Inc. Merger shall be consummated in accordance with this Agreement and shall be evidenced by a certificate of merger with respect to the Manscaped, Inc. Merger (as so filed, the “Manscaped, Inc. Merger Certificate”), executed by Manscaped, Inc. and Merger Sub Corp in accordance with the relevant provisions of the DGCL, such Manscaped, Inc. Merger to be effective as of the Second Effective Time.

(b) Effects of the Manscaped, Inc. Merger. At and after the Second Effective Time, Manscaped, Inc. shall thereupon and thereafter possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of Merger Sub Corp and Manscaped, Inc., and shall become subject to all the restrictions, disabilities and duties of each of Merger Sub Corp and Manscaped, Inc.; and all rights, privileges, powers and franchises of each of Merger Sub Corp and Manscaped, Inc., and all property, real, personal and mixed of each of Merger Sub Corp and Manscaped, Inc., and all debts due to each of Merger Sub Corp and Manscaped, Inc., on whatever account, shall become vested in Manscaped, Inc.; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of Manscaped, Inc. as they are of each of Merger Sub Corp and Manscaped, Inc.; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of Merger Sub Corp or Manscaped, Inc. shall not revert or become in any way impaired by reason of the Manscaped, Inc. Merger; but all Liens upon any property of either Merger Sub Corp or Manscaped, Inc. shall thereafter attach to Manscaped, Inc. and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the DGCL.

Section 2.3 The Third Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, following the Manscaped, Inc. Merger, at the Third Effective Time, Manscaped, Inc. shall be merged with and into Merger Sub LLC (the “Third Merger”). As a result of the Third Merger, the separate corporate existence of Manscaped, Inc. shall cease and Merger Sub LLC shall continue as the surviving entity of the Third Merger (provided that references to Merger Sub LLC for periods after the Third Effective Time shall include Manscaped, Inc.). The Third Merger shall be consummated in accordance with this Agreement and shall be evidenced by a certificate of merger with respect to the Third Merger (as so filed, the “Third Merger Certificate”), executed by Manscaped, Inc. and Merger Sub LLC in accordance with the relevant provisions of the DGCL and the DLLCA, such Third Merger to be effective as of the Third Effective Time.

(b) Effects of the Third Merger. At and after the Third Effective Time, Merger Sub LLC shall thereupon and thereafter possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of Merger Sub LLC and Manscaped, Inc., and shall become subject to all the restrictions, disabilities and duties of each of Merger Sub LLC and Manscaped, Inc.; and all rights, privileges, powers and franchises of each of Merger Sub LLC and Manscaped, Inc., and all property, real, personal and mixed of each of Merger Sub LLC and Manscaped, Inc., and all debts due to each of Merger Sub LLC and Manscaped, Inc., on whatever account, shall become vested in Merger Sub LLC; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of Merger Sub LLC as they are of each of Merger Sub LLC and Manscaped, Inc.; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of Merger Sub LLC or Manscaped, Inc. shall not revert or become in any way impaired by reason of the Second Merger; but all Liens upon any property of either Merger Sub LLC or Manscaped, Inc. shall thereafter attach to Merger Sub LLC and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the DGCL and the DLLCA.

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Section 2.4 The Exchange.

(a) Immediately following the Third Effective Time, at the Closing, (a) Intermediate Holdco shall sell, assign, transfer, convey and deliver to the Company all right, title and interest of the Surviving Entity and (b) the Company shall (i) accept from Intermediate Holdco such sale, assignment, transfer, conveyance and delivery of all such right, title and interest in and to the limited liability company units of the Surviving Entity and (ii) in consideration thereof, shall issue, sell, assign, transfer, convey and deliver to Intermediate Holdco an aggregate of 22,245,000 Company LLC Units (together, the “Exchange”).

(b) In connection with the delivery of the Company LLC Units to Intermediate Holdco, at the Closing Intermediate Holdco shall be admitted as the managing member of the Company pursuant to the terms and conditions of the Restated Company Agreement.

Section 2.5 Closing; Effective Time.

(a) In accordance with the terms and subject to the conditions of this Agreement, the closing of the Transactions (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 525 University Avenue, Suite 1400, Palo Alto, CA 94301, at 7:00 a.m. (local time) on the date which is two (2) Business Days after the first date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Bright Lights and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.

(b) Subject to the satisfaction or waiver of all of the conditions set forth in Article IX of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, Bright Lights and ParentCo shall cause the ParentCo Merger Certificate to be executed and duly submitted for filing with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL. The merger of Bright Lights and ParentCo shall become effective at the time when the ParentCo Merger Certificate has been accepted for filing by the Secretary of State of the State of Delaware, or at such later time as may be agreed by Bright Lights and ParentCo in writing and specified in the ParentCo Merger Certificate (the “Effective Time”). Following the Effective Time but prior to the Third Effective Time, the parties shall cause the Manscaped, Inc. Merger to be consummated by filing the Manscaped, Inc. Merger Certificate with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and mutually agreed by the parties (the “Second Effective Time”). As soon as practicable following the Second Effective Time, the parties hereto shall cause the Third Merger to be consummated by filing the Third Merger Certificate with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and the DLLCA and mutually agreed by the parties (the date and time of the filing of such Third Merger Certificate (or such later time as may be agreed by each of the parties hereto and specified in such Third Merger Certificate) being the “Third Effective Time”).

Section 2.6 Closing Deliverables.

(a) At the Closing, the Company will deliver or cause to be delivered:

(i) to Bright Lights, a certificate signed by an officer of the Company, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.2(a) and Section 9.2(b) have been fulfilled;

(ii) to Bright Lights, the written resignations of all of the managers of the Company (other than any such Persons identified as initial managers of the Surviving Entity, in accordance with Section 2.8), effective as of the Effective Time;

(iii) to Bright Lights, the Registration Rights Agreement, duly executed by each of the Major Company Equityholders;

(iv) to Bright Lights, evidence that all Affiliate Agreements set forth on Section 6.4 of the Company Disclosure Letter have been terminated or settled at or prior to the Closing without further liability to Bright Lights, the Company or any of the Company’s Subsidiaries, in each case, except as otherwise noted on Section 6.4 of the Company Disclosure Letter;

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(v) to Bright Lights, copies of (A) the Restated Company Agreement, duly approved and adopted by the Board of Managers of the Company and its members in connection with the terms of the Restructuring Agreement, pursuant to which Intermediate Holdco has been duly appointed as managing member of the Company; and (B) evidence reasonably satisfactory to Bright Lights that the unitization has been consummated in accordance with the Restructuring Agreement;

(vi) to Bright Lights, payoff letters, in customary form, delivered by Silicon Valley Bank, in respect of the SVB Loan and Security Agreement, and Ocean II PLO LLC, in respect of the SCI Loan and Security Agreement (collectively, the “Payoff Letters”);

(vii) to Bright Lights, a certificate on behalf of Manscaped, Inc., prepared in a manner consistent and in accordance with the requirements of Treasury Regulations Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in Manscaped, Inc. is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2); and

(viii) to Bright Lights, a certificate on behalf of the Company conforming to the requirements of Treasury Regulations Section 1.1445-11T(d)(2).

(b) At the Closing, ParentCo and Bright Lights will deliver or cause to be delivered:

(i) to the Exchange Agent, the ParentCo Merger Consideration for further distribution to Bright Lights’ stockholders pursuant to Section 3.6;

(ii) to the Company, a certificate signed by an officer of Bright Lights, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.3(a) and Section 9.3(b) have been fulfilled;

(iii) to the Company, the Registration Rights Agreement, duly executed by duly authorized representatives of ParentCo, Bright Lights and the Sponsor and each of the other parties listed on Schedule I of the Sponsor Support Agreement;

(iv) to the Company, the written resignations of all of the directors and officers of ParentCo and Merger Sub LLC (other than those Persons identified as the initial directors and officers, respectively, of ParentCo after the Third Effective Time, in accordance with the provisions of Section 2.8 and Section 7.6), effective as of the Third Effective Time; and

(v) to the Company, a copy of the Restated Company Agreement, duly executed by Intermediate Holdco, pursuant to which Intermediate Holdco has been duly appointed as managing member of the Company;

(c) On the Closing Date, the Surviving Corporation shall pay or cause to be paid by wire transfer of immediately available funds, (i) all accrued transaction expenses of Bright Lights and those incurred, accrued, paid or payable by Bright Lights’ Affiliates on Bright Lights’ behalf (which shall include any outstanding amounts under any Working Capital Loans, and any Transfer Taxes imposed on or attributable to Bright Lights, its shareholders, or any Bright Lights Affiliates) as set forth on a written statement to be delivered to the Company not less than two (2) Business Days prior to the Closing Date and (ii) reimbursement of all previously paid Transaction Expenses and all accrued and unpaid Transaction Expenses (“Unpaid Transaction Expenses”); provided, that any Unpaid Transaction Expenses due to current or former employees, independent contractors, officers, managers or directors of the Company or any of its Subsidiaries shall be paid to the Company for further payment to such employee, independent contractor, officer manager or director through the Company’s payroll.

Section 2.7 Governing Documents.

(a) The certificate of incorporation of ParentCo (the “ParentCo Certificate of Incorporation”) and bylaws of ParentCo (the “ParentCo Bylaws”) as of immediately prior to the Effective Time (which shall be in substantially the form attached as Exhibits A and B hereto upon the Effective Time), shall be the certificate of incorporation and bylaws of ParentCo from and after the Effective Time, until thereafter amended as provided therein and under the DGCL.

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(b) The limited liability company agreement of Merger Sub LLC in effect immediately prior to the Third Effective Time, shall be the limited liability company agreement of the Surviving Entity following the Third Effective Time until thereafter amended as provided therein and under the DLLCA.

(c) The limited liability company agreement of the Company in effect as of the date hereof shall be amended and restated prior to the Effective Time (in substantially the form attached as Exhibit I hereto), and shall be the limited liability company agreement of the Company until thereafter amended and restated by the Restated Company Agreement.

Section 2.8 Directors and Officers.

(a) The (i) officers of Bright Lights as of immediately prior to the Effective Time, shall be the officers of the Surviving Corporation from and after the Effective Time, and (ii) directors of ParentCo as of immediately prior to the Effective Time, shall be the directors of the Surviving Corporation from and after the Effective Time, in each case, each to hold office in accordance with the Governing Documents of the Surviving Corporation.

(b) The (i) officers of Manscaped, Inc. as of immediately prior to the Third Effective Time, shall be the officers of the Surviving Entity from and after the Third Effective Time, and (ii) the directors of Manscaped, Inc. as of immediately prior to the Third Effective Time, shall be the managers of the Surviving Entity from and after the Third Effective Time, in each case, each to hold office in accordance with the Governing Documents of the Surviving Entity.

(c) The parties shall take all actions necessary to ensure that, following the Third Effective Time on the Closing Date, the Persons identified on Section 2.8(c) of the Company Disclosure Letter as the initial post-Closing directors and officers of ParentCo in accordance with the provisions of Section 7.6 shall be appointed as the directors and officers (and in the case of such officers, holding such positions as are set forth on Section 2.8(c) of the Company Disclosure Letter), respectively, of ParentCo, each to hold office in accordance with the Governing Documents of ParentCo.

Section 2.9 Tax Free Reorganization Matters.

(a) The parties intend that, for United States federal, and applicable state and local, income tax purposes, (i) the ParentCo Merger will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and the Treasury Regulations promulgated thereunder to which each of ParentCo and Bright Lights are to be parties under Section 368(b) of the Code and the Treasury Regulations and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g); (ii) the Mergers (taken together) will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder to which each of ParentCo and Manscaped, Inc. are to be parties under Section 368(b) of the Code and the Treasury Regulations and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g); and (iii) the Exchange will qualify as a contribution under Section 721 of the Code by Intermediate Holdco to the Company (collectively, the “Intended Tax Treatment”). Each of ParentCo, Bright Lights, Intermediate Holdco, Merger Sub Corp, Merger Sub LLC, the Company and Manscaped, Inc. shall cooperate and use its respective reasonable best efforts to support the Intended Tax Treatment, and none of ParentCo, Bright Lights, Intermediate Holdco, Merger Sub Corp, Merger Sub LLC, the Company or Manscaped, Inc. has taken or will take any action (or fail to take any action), if such action (or failure to act), whether before or after the Effective Time, would be reasonably expected to prevent or impede the Intended Tax Treatment.

(b) Each of ParentCo, Bright Lights, Intermediate Holdco, Merger Sub Corp, Merger Sub LLC, the Company, Manscaped, Inc. and their respective Affiliates shall report the Exchange as a contribution under Section 721 of the Code and each of (i) the ParentCo Merger and (ii) the Mergers (taking the Manscaped, Inc. Merger and the Second Merger together) as reorganizations within the meaning of Section 368(a) of the Code, including filing all Tax Returns consistent with the Intended Tax Treatment (and attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with its Tax Return for the taxable year of the Mergers), and shall take no position inconsistent with the Intended Tax Treatment (whether in audits, Tax Returns or otherwise), unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code. The parties shall cooperate with each other and their respective counsel to document and support the Intended Tax Treatment, including providing factual support letters.

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Article III

EFFECTS OF THE MERGERS ON THE EQUITY OF THE PARTIES

Section 3.1 Conversion of Bright Lights Securities.

(a) At the Effective Time, by virtue of the ParentCo Merger and without any action on the part of any holder of Bright Lights Class A Common Stock, each share of Bright Lights Class A Common Stock and Bright Lights Class B Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) any shares of Bright Lights Common Stock subject to Bright Lights Warrants (which shall be subject to Section 3.2), (ii) any shares of Bright Lights Class A Common Stock or Bright Lights Class B Common Stock held in the treasury of Bright Lights, which treasury shares shall be canceled as part of the ParentCo Merger, and (iii) any shares of Bright Lights Class A Common Stock or Bright Lights Class B Common Stock held by stockholders of Bright Lights who have perfected and not withdrawn a demand for appraisal rights pursuant to the applicable provisions of the DGCL), shall be canceled and converted into the right to receive one share of ParentCo Class A Common Stock.

(b) Notwithstanding anything in this Agreement to the contrary, no fractional shares of ParentCo Class A Common Stock shall be issued in the ParentCo Merger.

Section 3.2 Treatment of Bright Lights Warrants. At the Effective Time, each Bright Lights Warrant that is outstanding immediately prior to the Effective Time shall cease to represent a right to acquire one share of Bright Lights Class A Common Stock and shall be converted in accordance with the terms of such Bright Lights Warrant, at the Effective Time, into a right to acquire one share of ParentCo Class A Common Stock on substantially the same terms as were in effect immediately prior to the Effective Time. The parties shall take all lawful action to effect the aforesaid provisions of this Section 3.2, including causing the Bright Lights Warrant Agreement to be amended or amended and restated to the extent necessary to give effect to this Section 3.2, including adding ParentCo as a party thereto.

Section 3.3 Treatment of Company Incentive Units. Pursuant to that certain Exchange Agreement (the “Exchange Agreement”), to be entered into by the Company, ParentCo and the other parties thereto, (a) each holder of Company Incentive Units of the Company listed therein (each, an “Exchanging Incentive Unit Holder”) shall agree to the cancellation of their respective unvested Company Incentive Units in exchange for the issuance of the number of restricted stock units of ParentCo set forth therein, subject to the terms and conditions of the Equity Incentive Plan and an award agreement to be entered into by and between ParentCo and each Exchanging Incentive Unit Holder, and (b) immediately thereafter, all exchanged Company Incentive Units shall be cancelled.

Section 3.4 Manscaped, Inc. Merger. At the Second Effective Time, by virtue of the Manscaped, Inc. Merger and pursuant to the terms of this Agreement, each issued and outstanding share of Manscaped, Inc. stock immediately prior to the Second Effective Time shall be canceled and converted into the right to receive (i) one share of ParentCo Class A Common Stock (and in the case of holders of voting units of the Company, one share of ParentCo Class B Common Stock) and (ii) the contingent right to receive the applicable Earnout Pro Rata Portion (as defined in Annex I hereto) of Earnout Shares (as defined in Annex I hereto) (which may be zero (0)) following the Closing in accordance with Section 3.9 ((i) and (ii) collectively, the “Manscaped, Inc. Merger Consideration”).

Section 3.5 Conversion of Manscaped, Inc. Securities. At the Third Effective Time, by virtue of the Third Merger and without any action on the part of Bright Lights, the Surviving Corporation, Merger Sub LLC, or the holders of any securities of Bright Lights, the Surviving Corporation or Merger Sub LLC, each share of common stock of Manscaped, Inc. (as the surviving corporation in the Manscaped, Inc. Merger) issued and outstanding immediately prior to the Third Effective Time shall be converted into one common unit of the Surviving Entity.

Section 3.6 Exchange Procedures.

(a) Prior to the Closing, ParentCo shall appoint an exchange agent (the “Exchange Agent”) to act as the agent for the purpose of paying the ParentCo Merger Consideration to the Bright Lights stockholders. At or before the Effective Time, ParentCo shall deposit with the Exchange Agent the number of shares of ParentCo Class A Common Stock sufficient to deliver the ParentCo Merger Consideration.

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(b) Reasonably promptly after the Effective Time, ParentCo shall send or shall cause the Exchange Agent to send, to each record holder of shares of Bright Lights Common Stock as of immediately prior to the Effective Time, whose Bright Lights Common Stock was converted pursuant to Section 3.1(a) into the right to receive a portion of the ParentCo Merger Consideration, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and the risk of loss and title shall pass, only upon proper transfer of each share to the Exchange Agent, and which letter of transmittal will be in customary form and have such other provisions as Bright Lights may reasonably specify) for use in such exchange (each, a “Letter of Transmittal”).

(c) Each holder of shares of Bright Lights Common Stock that have been converted into the right to receive a portion of the ParentCo Merger Consideration, pursuant to Section 3.1(a), shall be entitled to receive such portion of the ParentCo Merger Consideration, upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), together with a duly completed and validly executed Letter of Transmittal and such other documents as may reasonably be requested by the Exchange Agent. No interest shall be paid or accrued upon the transfer of any share.

(d) Promptly following the date that is one (1) year after the Effective Time, ParentCo shall instruct the Exchange Agent to deliver to ParentCo all documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, any portion of the ParentCo Merger Consideration that remains unclaimed shall be returned to ParentCo, and any Person that was a holder of shares of Bright Lights Common Stock as of immediately prior to the Effective Time that has not exchanged such shares of Bright Lights Common Stock for an applicable portion of the ParentCo Merger Consideration in accordance with this Section 3.6 prior to the date that is one (1) year after the Effective Time, may transfer such shares of Bright Lights Common Stock to ParentCo and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and ParentCo shall promptly deliver, such applicable portion of the ParentCo Merger Consideration without any interest thereupon. None of ParentCo or its Subsidiaries, or the Exchange Agent shall be liable to any Person in respect of any of the ParentCo Merger Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any such shares shall not have not been transferred immediately prior to such date on which any amounts payable pursuant to this Article III would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of the Surviving Entity, free and clear of all claims or interest of any Person previously entitled thereto.

Section 3.7 Withholding. Notwithstanding any other provision to this Agreement, ParentCo, Bright Lights, Intermediate Holdco, Merger Sub Corp, Merger Sub LLC, and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement such Taxes as are required to be deducted and withheld from such amounts under the Code or any other applicable Law (as reasonably determined by ParentCo or Bright Lights). To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be (i) timely remitted to the appropriate Governmental Authority and (ii) to the extent duly remitted, treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.8 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, shares of Bright Lights Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who is entitled to demand and has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL (such shares of Bright Lights Common Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s appraisal rights under the DGCL with respect to such shares) shall not be converted into a right to receive ParentCo Class A Common Stock, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Bright Lights Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive ParentCo Class A Common Stock in accordance with Section 3.1 without interest thereon, upon transfer of such shares. Bright Lights shall provide ParentCo prompt written notice of any demands received by Bright Lights for appraisal of shares of Bright Lights Common Stock, any waiver or withdrawal of any such demand, and any other demand, notice, or instrument delivered to Bright Lights prior to the Effective Time that relates to such demand. Except with the prior written consent of ParentCo (which consent shall not be unreasonably withheld, conditioned or delayed), Bright Lights shall not make any payment with respect to, or settle, or offer to settle, any such demands.

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Section 3.9 Earnout. Subject to the terms of Annex I hereto, following the occurrence of an Earnout Milestone (as defined in Annex I), ParentCo will issue the Earnout Shares to each Earnout Participant (as defined in Annex I) in accordance with such participant’s Earnout Pro Rata Portion. All Earnout Shares will be validly issued, fully paid and nonassessable and clear of all Liens other than any obligations under the ParentCo Governing Documents or applicable securities law restrictions when issued.

Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter delivered to Bright Lights by the Company on the date of this Agreement (the “Company Disclosure Letter”) (each section of which, subject to Section 11.9, qualifies the correspondingly numbered and lettered representations in this Article IV ), in each case, the Company represents and warrants as follows:

Section 4.1 Company Organization. The Company has been duly formed or organized and is validly existing under the Laws of its jurisdiction of formation, and has the requisite company power and authority to own, lease, use or operate all of its properties and assets and to conduct its business as it is now being conducted. The Governing Documents of the Company, as amended to the date of this Agreement and as previously made available by or on behalf of the Company to Bright Lights, are true, correct and complete. The Company is duly licensed or qualified and in good standing as a foreign or extra-provincial company (or other entity, if applicable) in each jurisdiction in which its ownership, leasing, use or operation of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to the business of the Company and its Subsidiaries, taken as a whole.

Section 4.2 Subsidiaries. A complete list of each Subsidiary of the Company and its jurisdiction of incorporation, formation or organization, as applicable, is set forth on Section 4.2 of the Company Disclosure Letter. The Subsidiaries of the Company have been duly formed or organized and are validly existing under the Laws of their jurisdiction of incorporation or organization and have the requisite power and authority to own, lease, use or operate all of their respective properties and assets and to conduct their respective businesses as they are now being conducted. True, correct and complete copies of the Governing Documents of the Company’s Subsidiaries, in each case, as amended to the date of this Agreement, have been previously made available to Bright Lights by or on behalf of the Company. Each Subsidiary of the Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership, leasing, use or operation of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to the business of the Company and its Subsidiaries, taken as a whole.

Section 4.3 Due Authorization.

(a) Other than the Company Equityholder Approval, the Company has all requisite company power and authority to execute and deliver this Agreement and the other documents to which it is a party contemplated hereby and (subject to the approvals described in Section 4.5) to consummate the transactions contemplated hereby and thereby and to perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other documents to which the Company is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Board of Managers of the Company, and no other company proceeding on the part of the Company is necessary to authorize this Agreement and the other documents to which the Company is a party contemplated hereby. This Agreement has been, and on or prior to the Closing, the other documents to which the Company is a party contemplated hereby will be, duly and validly executed and delivered by the Company and this Agreement constitutes, and on or prior to the Closing, the other documents to which the Company is a party contemplated hereby will constitute, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) On or prior to the date of this Agreement, the Board of Managers of the Company has duly adopted resolutions (i) determining that this Agreement and the other documents to which the Company is a party contemplated hereby and the transactions contemplated hereby and thereby are advisable and fair to, and in the best

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interests of, the Company and its equityholders, as applicable, and (ii) authorizing and approving the execution, delivery and performance by the Company of this Agreement and the other documents to which the Company is a party contemplated hereby and the transactions contemplated hereby and thereby. No other company action is required on the part of the Company or any of its equityholders to enter into this Agreement or the documents to which the Company is a party contemplated hereby or to approve the Transactions other than the Company Equityholder Approval.

Section 4.4 No Conflict. Subject to the provision of notices and receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.5 and except as set forth on Section 4.4 of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement and the documents to which the Company is a party contemplated hereby and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of, or default under the Governing Documents of the Company or any of the Company Subsidiaries, (b) violate or conflict with any provision of, or result in the breach of, or default under any Law, Permit or Governmental Order applicable to the Company or any of the Company’s Subsidiaries, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right (including any incremental loss of rights) or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Real Property Lease or Contract of the type described in Section 4.12(a) to which the Company or any of the Company’s Subsidiaries is a party or by which the Company or any of the Company’s Subsidiaries may be bound, or terminate or result in the termination of any such foregoing Contract or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of the Company’s Subsidiaries, including, without limitation, any Leased Real Property, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not have or would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.5 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of Bright Lights contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority (each, a “Governmental Authorization”) is required on the part of the Company or its Subsidiaries, or on the part of Bright Lights as a result of any Permit held (or required to be held) by the Company or its Subsidiaries, with respect to the Company’s execution or delivery of this Agreement or the consummation by the Company of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act or other applicable antitrust or competition Laws; (ii) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to perform or comply with on a timely basis any material obligation of the Company under this Agreement, or the Ancillary Agreements, or to consummate the transactions contemplated hereby and (iii) the filing of the ParentCo Merger Certificate, the Manscaped, Inc. Merger Certificate and the Second Merger Certificate in accordance with the DGCL and the DLLCA.

Section 4.6 Capitalization of the Company.

(a) As of the date of this Agreement, the authorized capital of the Company consists of (x) 6,400,000 Company Common Units, all of which are issued and outstanding as of the date of this Agreement, (y) 17,571,542 Company Incentive Units, of which 17,095,154 are issued and outstanding as of the date of this Agreement, and (z) 9,810,329 Company Preferred Units (all of which are issued and outstanding as of the date of this Agreement, 3,673,227.5 of which are Series A-1 Preferred Units, 1,973,105.6 of which are Series A-2 Preferred Units, 3,271,138.8 of which are Series A-3 Preferred Units and 892,857.1 of which are Series A-4 Preferred Units), and there are no other authorized equity interests of the Company that are issued and outstanding. All of the issued and outstanding Company Units (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance in all material respects with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of the Company and (2) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company or any Contract to which the Company is a party or otherwise bound; and (iv) are free and clear of any Liens.

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(b) The Company has provided to Bright Lights, prior to the date of this Agreement, a true and complete list of each current or former employee, consultant manager or director of the Company or any of its Subsidiaries or any other holder who, as of the date of this Agreement, holds a Company Incentive Unit, including the applicable distribution threshold, vesting schedule (including any acceleration terms) and voting rights corresponding thereto. All Company Incentive Units are evidenced by award agreements in substantially the forms previously made available to Bright Lights, and no Company Incentive Units are subject to terms that are materially different from those set forth in such forms. Each Company Incentive Unit was validly issued and properly approved by, the Board of Managers of the Company (or any Person or group of Persons to whom or which the Board of Managers of the Company has delegated authority to administer the Company Incentive Plan).

(c) Except as otherwise set forth in this Section 4.6, the Governing Documents of the Company or on Section 4.6(c) of the Company Disclosure Letter, (i) the Company has not granted any outstanding subscriptions, options, appreciation rights, warrants, rights or other securities (including debt securities) convertible into or exchangeable or exercisable for Company Units, any equity or equity-related interests of the Company, the value of which is determined by reference to the Company Units, or any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), (ii) the Company has not made plans or other agreements of any character providing for the issuance of additional Company Units or the grant of equity or equity related interests of ParentCo, the sale of Company Units held in treasury or other equity interests, or for the repurchase or redemption of shares or other equity or equity-related interests of the Company or the value of which is determined by reference to shares or other equity interests of the Company, and (iii) there are no voting trusts, proxies or agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any Company Units.

Section 4.7 Capitalization of Subsidiaries.

(a) The outstanding shares of capital stock or equity interests of each of the Company’s Subsidiaries (i) have been duly authorized and validly issued, are, to the extent applicable, fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of each such Subsidiary, and (2) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of each such Subsidiary or any Contract to which each such Subsidiary is a party or otherwise bound; and (iv) are free and clear of any Liens.

(b) The Company owns of record and beneficially all the issued and outstanding shares of capital stock or equity interests of such Subsidiaries free and clear of any Liens other than Permitted Liens.

(c) Except as set forth on Section 4.7(c) of the Company Disclosure Letter, there are no outstanding subscriptions, options, warrants, rights or other securities (including debt securities) exercisable or exchangeable for any capital stock of such Subsidiaries, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of such Subsidiaries or the value of which is determined by reference to shares or other equity interests of the Subsidiaries, and there are no voting trusts, proxies or agreements of any kind which may obligate any Subsidiary of the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock or other equity interests.

Section 4.8 Financial Statements.

(a) The Company has delivered to Bright Lights: (i) true and complete copies of the unaudited consolidated balance sheets and statements of operations, comprehensive loss, equityholders’ equity and cash flows of the Company and its Subsidiaries as of and for the years ended December 31, 2020 and December 31, 2019, together with the auditor’s reports thereon (together with the Updated Financial Statements, when delivered pursuant to Section 6.3(a), the “Annual Financial Statements”) and (ii) unaudited condensed consolidated balance sheets and statements of operations, comprehensive loss, equityholders’ equity, and cash flow of the Company and its Subsidiaries as of September 30, 2021, and summary of operating results, changes in equityholders’ equity and cash flows of the Company and its Subsidiaries for the three month period ended September 30, 2021 (the “Interim Financial Statements” and, together with the Annual Financial Statements, when delivered pursuant to Section 6.3(a), the “Financial Statements”).

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(b) Except as set forth on Section 4.8(b) of the Company Disclosure Letter, the Financial Statements, (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, their consolidated incomes, their consolidated changes in equityholders’ equity (with respect to the Annual Financial Statements only) and their consolidated cash flows for the respective periods then ended (subject, in the case of the Interim Financial Statements, to normal year-end adjustments and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and, in the case of the Interim Financial Statements, the absence of footnotes or the inclusion of limited footnotes), (iii) were prepared from, and are in accordance in all material respects with, the books and records of the Company and its consolidated Subsidiaries and (iv) when delivered by the Company for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 6.3, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof.

(c) Except as set forth on Section 4.8(c) of the Company Disclosure Letter, neither the Company nor any independent auditor of the Company has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

Section 4.9 Undisclosed Liabilities. Except as set forth on Section 4.9 of the Company Disclosure Letter, there is no other liability, debt (including Indebtedness) or obligation of, or claim or judgment against, the Company or any of the Company’s Subsidiaries (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities, debts, obligations, claims or judgments (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of business, consistent with past practice, of the Company and its Subsidiaries or (c) that will be discharged or paid off prior to or at the Closing.

Section 4.10 Litigation and Proceedings. Except as set forth on Section 4.10 of the Company Disclosure Letter, (a) there are no pending or, to the knowledge of the Company, threatened lawsuits, actions, suits, judgments, claims, proceedings or any other Actions (including any investigations or inquiries initiated, pending or threatened by any Governmental Authority), or other proceedings at law or in equity (collectively, “Legal Proceedings”), against the Company or any of the Company’s Subsidiaries or their respective properties or assets; and (b) there is no outstanding Governmental Order imposed upon the Company or any of the Company’s Subsidiaries; nor are any properties or assets of the Company or any of the Company’s Subsidiaries’ respective businesses bound or subject to any Governmental Order, except, in each case, as would not be, or would not reasonably be expected to be, material to the business of the Company and its Subsidiaries, taken as a whole.

Section 4.11 Legal Compliance.

(a) Each of the Company and its Subsidiaries is and since January 1, 2018, has been, in compliance in all material respects with applicable Law.

(b) The Company and its Subsidiaries maintain a program of policies, procedures, and internal controls reasonably designed and implemented to (i) prevent the use of the products and services of the Company and its Subsidiaries in a manner that violates applicable Law (including money laundering or fraud), and (ii) otherwise provide reasonable assurance that violations of applicable Law by any of the Company’s or its Subsidiaries’ managers, directors, officers, employees or its or their respective agents, representatives or other Persons, acting on behalf of the Company or any of the Company’s Subsidiaries, will be prevented, detected and deterred.

(c) Neither the Company nor any of its Subsidiaries or any of the managers, officers, directors or to the Company’s knowledge employees thereof acting in such capacity has received any written notice of, or been charged with, the violation of any Laws, except where such violation has not been, individually or in the aggregate, material to the Company and its Subsidiaries.

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Section 4.12 Contracts; No Defaults.

(a) Section 4.12(a) of the Company Disclosure Letter contains a listing of all Contracts described in clauses (i) through (xvii) below to which, as of the date of this Agreement, the Company or any of the Company’s Subsidiaries is a party or by which they are bound, other than a Company Benefit Plan. True, correct and complete copies of the Contracts listed on Section 4.12(a) of the Company Disclosure Letter have previously been delivered to or made available to Bright Lights or its agents or representatives, together with all amendments thereto.

(i) Any Contract with any of the Top Customers or the Top Vendors;

(ii) Each note, debenture, other evidence of Indebtedness, guarantee, loan, credit or financing agreement or instrument or other Contract for money borrowed by the Company or any of the Company’s Subsidiaries, including any agreement or commitment for future loans, credit or financing, in each case, in excess of $500,000;

(iii) Each Contract for the acquisition of any Person or any business unit thereof or the disposition of any material assets of the Company or any of its Subsidiaries in the last five (5) years, in each case, involving payments in excess of $500,000 other than Contracts (A) in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing, or (B) between the Company and its wholly-owned Subsidiaries;

(iv) Each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contract that provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or personal property that involves aggregate payments in excess of $500,000 in any calendar year;

(v) Each Contract involving the formation of a (A) joint venture, (B) partnership, or (C) limited liability company (excluding, in the case of clauses (B) and (C), any wholly-owned Subsidiary of the Company);

(vi) Contracts (other than employment agreements, employee confidentiality and invention assignment agreements, individual consulting or advisor agreements, equity or incentive equity documents and Governing Documents) between the Company and its Subsidiaries, on the one hand, and Affiliates of the Company or any of the Company’s Subsidiaries (other than the Company or any of the Company’s Subsidiaries), the officers and managers (or equivalents) of the Company or any of the Company’s Subsidiaries, the members or stockholders of the Company or any of the Company’s Subsidiaries, any employee of the Company or any of the Company’s Subsidiaries or a member of the immediate family of the foregoing Persons, on the other hand, including the Company Financing Agreements (collectively, “Affiliate Agreements”);

(vii) Contracts with each current employee or individual independent contractor of the Company or its Subsidiaries that provide annual base remuneration (excluding bonus, Incentive Unit grants and other benefits) in excess of $200,000;

(viii) Contracts in excess of $150,000 with any employee or consultant of the Company or any of the Company’s Subsidiaries that provide for change in control, retention or similar payments or benefits contingent upon, accelerated by or triggered by the consummation of the transactions contemplated hereby (excluding Incentive Unit grants);

(ix) Contracts containing covenants of the Company or any of the Company’s Subsidiaries (A) prohibiting or limiting the right of the Company or any of the Company’s Subsidiaries to engage in or compete with any Person in any line of business in any material respect or (B) prohibiting or restricting the Company’s and the Company’s Subsidiaries’ ability to conduct their business with any Person in any geographic area in any material respect;

(x) Any collective bargaining agreement or other labor-related Contract between the Company or any of the Company’s Subsidiaries, on one hand, and any labor or trade union, labor organization, works council or other body representing employees of the Company or any of the Company’s Subsidiaries, on the other hand;

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(xi) Each Contract (including license agreements, coexistence agreements, and agreements with covenants not to sue, but not including (1) non-disclosure agreements, (2) nonexclusive licenses granted to employees, contractors and service providers in connection with the provision of services to the Company or any of its Subsidiaries (but excluding any such services that involve the creation of any Intellectual Property material to the business of the Company or its Subsidiaries), (3) ancillary trademark licenses incident to marketing, printing or advertising Contracts or (4) nonexclusive licenses granted to customers in connection with downstream advertising and sales of the Company’s products, in each case of (1)-(4) entered into in the ordinary course of business) pursuant to which the Company or any of the Company’s Subsidiaries (A) grants to a third Person the right to use material Intellectual Property of the Company or its Subsidiaries or (B) is granted by a third Person the right to use Intellectual Property that is material to the business of the Company or its Subsidiaries (other than Contracts granting nonexclusive rights to use commercially available off-the-shelf software that is not used in the Company’s or its Subsidiaries’ products or services and involves aggregate payments less than $200,000 in any calendar year and Open Source Licenses);

(xii) Each Contract pursuant to which (A) any third party transferred to the Company or its Subsidiary ownership of any material Intellectual Property, excluding invention assignment agreements with employees, contractors or consultants entered into in the ordinary course of business or (B) the Company or its Subsidiaries transferred to any third party ownership of any material Intellectual Property.

(xiii) Each Contract requiring capital expenditures by the Company or any of the Company’s Subsidiaries after the date of this Agreement in an amount in excess of $500,000 in any calendar year;

(xiv) Any Contract that (A) grants to any third Person any “most favored nation rights” or (B) grants to any third Person price guarantees for a period greater than one (1) year from the date of this Agreement and requires aggregate future payments to the Company and its Subsidiaries in excess of $500,000 in any calendar year;

(xv) Contracts granting to any Person (other than the Company or its Subsidiaries) a right of first refusal, first offer or similar preferential right to purchase or acquire equity interests in the Company or any of the Company’s Subsidiaries;

(xvi) Any Contract to acquire any owned real property; and

(xvii) Any outstanding written commitment to enter into any Contract of the type described in subsections (i) through (xvi) of this Section 4.12(a).

(b) Except for any Contract that will terminate upon the expiration of the stated term thereof prior to the Closing Date, all of the Contracts listed pursuant to Section 4.12(a) in the Company Disclosure Letter are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the Company or the Subsidiary of the Company party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the counterparties thereto. Except, in each case, where the occurrence of such breach or default or failure to perform would not be material to the business of the Company and its Subsidiaries, taken as a whole, (x) the Company and its Subsidiaries have performed in all respects all respective obligations required to be performed by them to date under such Contracts listed pursuant to Section 4.12(a) and neither the Company, the Company’s Subsidiaries, nor, to the knowledge of the Company, any other party thereto is in breach of or default under any such Contract, (y) during the last twelve (12) months, neither the Company nor any of its Subsidiaries has received any written claim or written notice of termination or breach of or default under any such Contract, and (z) to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Contract by the Company or its Subsidiaries or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both).

Section 4.13 Company Benefit Plans.

(a) Section 4.13(a) of the Company Disclosure Letter sets forth a complete list, as of the date hereof, of each Company Benefit Plan. For purposes of this Agreement, a “Company Benefit Plan” means an “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) or any other plan, policy, program or agreement (including any employment, bonus, incentive or deferred compensation, employee loan, note or pledge agreement, equity or equity-based compensation, severance, retention, supplemental retirement, change in control or similar plan, policy, program or agreement) providing compensation or other benefits

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to any current or former manager, director, officer, individual consultant, worker or employee, which are maintained, sponsored or contributed to by the Company or any of the Company’s Subsidiaries, or to which the Company or any of the Company’s Subsidiaries is a party or has or may have any liability, and in each case whether or not (i) subject to the Laws of the United States, (ii) in writing or (iii) funded, but excluding in each case any statutory plan, program or arrangement that is required under applicable law and maintained by any Governmental Authority. With respect to each Company Benefit Plan, the Company has made available to Bright Lights, to the extent applicable, true, complete and correct copies of (A) such Company Benefit Plan (or, if not written a written summary of its material terms) and all plan documents, trust agreements, insurance Contracts or other funding vehicles and all amendments thereto, (B) the most recent summary plan descriptions, including any summary of material modifications, (C) the three (3) most recent annual reports (Form 5500 series) filed with the IRS with respect to such Company Benefit Plan, (D) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, (E) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter, and (F) all material non-ordinary course communications received from or sent to the IRS, the Pension Benefit Guaranty Corporation, the Department of Labor or any other applicable Governmental Authority relating to the Company Benefit Plan.

(b) Except as set forth on Section 4.13(b) of the Company Disclosure Letter, (i) each Company Benefit Plan has been operated and administered in material compliance with its terms and all applicable Laws, including ERISA and the Code; (ii) in all material respects, all contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made and all obligations in respect of each Company Benefit Plan as of the date hereof have been accrued and reflected in the Company’s financial statements to the extent required by GAAP; (iii) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification or may rely upon an opinion letter for a prototype plan and to the knowledge of the Company no fact or event has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan; (iv) there have not been any “prohibited transactions” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan; and (v) neither the Company nor, to the knowledge of the Company, any other “fiduciary” (as defined in Section 3(21) of ERISA) has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Company Benefit Plan.

(c) No Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other pension plan that is subject to Title IV of ERISA (“Title IV Plan”), and neither the Company nor any of its ERISA Affiliates has sponsored or contributed to, been required to contribute to, or had any actual or contingent liability under, a Multiemployer Plan or Title IV Plan at any time within the previous six (6) years. Neither the Company nor any of its ERISA Affiliates has incurred any withdrawal liability under Section 4201 of ERISA that has not been fully satisfied. No Company Benefit Plan is or has been, and neither the Company nor any of its ERISA Affiliates has contributed to, been required to contribute to, or had any actual, indirect or contingent liability under, any plan or program that is or has been maintained by more than one employer within the meaning of Section 413(c) of the Code or that is a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA, No Company Benefit Plan is or has been maintained outside the jurisdiction of the United States.

(d) With respect to each Company Benefit Plan, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, and to the knowledge of the Company no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims.

(e) No Company Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Subsidiary for periods extending beyond their retirement or other termination of service, other than coverage mandated by applicable Law.

(f) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) has at all times (i) been maintained and operated in good faith compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder so as to avoid any Tax, penalty or interest under Section 409A of the Code and (ii) been in material documentary and operational compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder.

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(g) Except as set forth on Section 4.13(g) of the Company Disclosure Letter, the consummation of the transactions contemplated hereby will not, either alone or in combination with another event (such as termination following the consummation of the transactions contemplated hereby), (i) entitle any current or former employee, officer or other service provider of the Company or any Subsidiary of the Company to any severance pay or any other compensation or benefits payable or to be provided by the Company or any Subsidiary of the Company, (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation or benefits due any such employee, officer or other individual service provider by the Company or a Subsidiary of the Company, or (iii) accelerate the vesting and/or settlement of any Company Incentive Unit. The consummation of the transactions contemplated hereby will not, either alone or in combination with another event, result in any “excess parachute payment” under Section 280G of the Code. No Company Benefit Plan provides for a Tax gross-up, make whole or similar payment with respect to the Taxes imposed under Sections 409A or 4999 of the Code.

(h) All Company Incentive Units have been granted in accordance with the terms of the Company Incentive Plan. The Company has made available to Bright Lights, accurate and complete copies of (i) the Company Incentive Plan, (ii) the forms of standard award agreement under the Company Incentive Plan, (iii) copies of any award agreements that materially deviate from such forms and (iv) a list of all outstanding equity and equity-based awards granted under any Company Incentive Plan, together with the material terms thereof (including but not limited to grant date, distribution threshold, vesting terms, voting rights, form of award, expiration date, and number of units underlying such award). The treatment of Company Incentive Units under this Agreement does not violate the terms of the Company Incentive Plan or any Contract governing the terms of such awards and will not cause adverse tax consequences under Section 409A of the Code.

Section 4.14 Labor Relations; Employees.

(a) Except as set forth on Section 4.14(a) of the Company Disclosure Letter, (i) neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, or any other labor-related Contract or arrangement with any labor or trade union, labor organization, works council or other employee representative body, (ii) no such agreement or arrangement is being negotiated by the Company or any of the Company’s Subsidiaries, (iii) no employees of the Company or any of its Subsidiaries are represented by any labor or trade union, labor organization, works council or other employee representative body with respect to their employment with the Company or any of its Subsidiaries, and (iv) no labor or trade union, labor organization, works council, group of employees, or any other employee representative body has requested or, to the knowledge of the Company, has sought to represent any of the employees of the Company or its Subsidiaries. To the knowledge of the Company, there has been no labor organization activity involving any employees of the Company or any of its Subsidiaries. In the past three (3) years, there has been no actual or threatened unfair labor practice charge, material grievance, material arbitration, strike, slowdown, work stoppage, picketing, hand billing, lockout or other material labor dispute against or affecting the Company or any Subsidiary of the Company.

(b) The Company and its Subsidiaries are, and have been for the past three (3) years, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices including, all Laws respecting terms and conditions of employment, health and safety, wages and hours, worker classification (with respect to both exempt vs. non-exempt status and employee vs. independent contractor and worker status), child labor, immigration, background checks, employment discrimination, sexual harassment, disability rights or benefits, equal opportunity and equal pay, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance.

(c) In the past three (3) years, the Company and its Subsidiaries have not received (i) notice of any unfair labor practice charge or complaint pending or threatened before the National Labor Relations Board or any other Governmental Authority against them, (ii) notice of any material charge or complaint with respect to or relating to them pending before the Equal Employment Opportunity Commission or any other state or federal Governmental Authority responsible for the prevention of unlawful employment practices, (iii) notice of the intent of any Governmental Authority responsible for the enforcement of labor, employment, employment practices, wages and hours of work, child labor, immigration, or occupational safety and health Laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress, or (iv) notice of any material Legal Proceeding pending or threatened in any forum by or on behalf of any present or former employee or independent contractor of such entities, any applicant for employment or classes of the foregoing alleging breach of any express or

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implied Contract of employment or engagement, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment or contractor relationship.

(d) To the knowledge of the Company, no present or former employee, worker or independent contractor of the Company or any of the Company’s Subsidiaries’ is in material violation of any term of any employment agreement, nondisclosure agreement, restrictive covenant, common law nondisclosure obligation or fiduciary duty (i) to the Company or any of the Company’s Subsidiaries or (ii) to a former employer or engager of any such individual relating to (A) the right of any such individual to work for or provide services to the Company or any of the Company’s Subsidiaries or (B) the knowledge or use of trade secrets or proprietary information.

(e) Neither the Company nor any of the Company’s Subsidiaries is party to a settlement agreement with a current or former director, officer, employee or independent contractor of the Company or any of the Company’s Subsidiaries that involves allegations relating to sexual harassment, sexual misconduct or discrimination by either (i) an officer or director of the Company or any of the Company’s Subsidiaries or (ii) an employee of the Company or any of the Company’s Subsidiaries at the level of director or above. To the knowledge of the Company, in the last five (5) years, no allegations of sexual harassment, sexual misconduct or discrimination have been made against (i) an officer or director of the Company or any of the Company’s Subsidiaries or (ii) an employee of the Company or any of the Company’s Subsidiaries at the level of director or above, in each case in their capacity as such.

(f) In the past three (3) years, the Company and its Subsidiaries have not engaged in layoffs, furloughs or employment terminations sufficient to trigger application of the Workers’ Adjustment and Retraining Notification Act or any similar foreign, state or local law relating to plant closings, layoffs or group terminations. The Company and its Subsidiaries have not engaged in layoffs, furloughs, employment terminations (other than for cause) or effected any broad-based salary or other compensation or benefits reductions, in each case, whether temporary or permanent, since January 1, 2020 through the date hereof. The Company, taken as a whole with its Subsidiaries, has sufficient employees to operate the business of the Company and its Subsidiaries as currently conducted.

(g) To the knowledge of the Company, no employee of the Company or any Company’s Subsidiaries at the level of director or higher intends to terminate his or her employment.

Section 4.15 Taxes.

(a) All material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any applicable extensions). All such Tax Returns (taking into account all amendments thereto) are true, correct and complete in all material respects. All material amounts of Taxes due and payable (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(b) The Company and each of its Subsidiaries have (i) withheld and collected from amounts owing to any employee, creditor, customer or any other third-party in all material respects all Taxes required by Law to be withheld and collected, (ii) paid over to the proper Governmental Authority in a timely manner all such withheld and collected amounts required to have been so paid over and (iii) complied in all material respects with all applicable withholding, collection and related reporting requirements with respect to such Taxes.

(c) There are no Liens for Taxes (other than Permitted Liens) upon the property or assets of the Company or any of its Subsidiaries.

(d) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against the Company or any of its Subsidiaries that remains unresolved or unpaid except for claims, assessments, deficiencies or proposed adjustments being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(e) There are no Tax audits or other examinations by a Governmental Authority of the Company or any of its Subsidiaries presently in progress, nor has the Company or any of its Subsidiaries been notified in writing by a Governmental Authority of (nor to the knowledge of the Company has there been) any request or threat for such an audit or other examination, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any amount of Taxes of the Company or any of its Subsidiaries.

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(f) Neither the Company nor any of its Subsidiaries has made a request for an advance tax ruling or request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Authority with respect to any Taxes.

(g) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax indemnification or Tax sharing or similar agreement (other than any such agreement solely between the Company and its existing Subsidiaries or a customary commercial or financing agreement (or a Contract or other agreement entered into in the ordinary course of business) not primarily related to Taxes).

(h) Neither the Company nor any of its Subsidiaries has been a party to any transaction treated by the parties as a distribution of equity qualifying for Tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(i) Neither the Company nor any of its Subsidiaries (i) is liable for Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or foreign Tax Law or as a transferee or successor or by Contract (other than customary commercial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes) or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was or is the Company or any of its Subsidiaries.

(j) No written claim has been made by any Governmental Authority where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation in the jurisdiction of such Governmental Authority.

(k) Neither the Company nor any of its Subsidiaries has, or has ever had, a permanent establishment or other fixed place of business in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization.

(l) Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(m) Each of the Company and its Subsidiaries is registered for purposes of sales Tax, use Tax, transfer Taxes, value added Taxes or any similar Tax in all jurisdictions where the applicable entity has determined that it is required by Law to be so registered, and has complied in all material respects with all Laws relating to such Taxes.

(n) Neither the Company nor any of its Subsidiaries will be required to include any amount in taxable income, exclude any item of deduction or loss from taxable income, or make any adjustment under Section 481 of the Code (or any analogous provision of state, local or foreign Law) for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) installment sale, excess loss account or deferred intercompany transaction described in the Treasury Regulations under Section 1502 of the Code (or any analogous provision of state, local or foreign Law) or open transaction disposition made prior to the Closing, (ii) prepaid amount received or deferred revenue recognized prior to the Closing outside the ordinary course of business, (iii) change in method of accounting for a taxable period ending on or prior to the Closing Date, (iv) “closing agreements” described in Section 7121 of the Code (or any analogous provision of state, local or foreign Law) executed prior to the Closing, or (v) by reason of Section 965(a) of the Code or election pursuant to Section 965(h) of the Code (or any analogous provision of state, local or foreign Law).

(o) At all times since its formation, the Company has been properly treated as a partnership for U.S. federal and applicable state and local income Tax purposes and has not elected any alternative treatment.

(p) Neither the Company nor any of its Subsidiaries has deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, failed to properly comply in all material respects with and duly account for all credits received under Sections 7001 through 7005 of the FFCRA and Section 2301 of the CARES Act, or sought, or intends to seek, a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)).

(q) The Company and its Subsidiaries have not taken any action, nor to the knowledge of the Company or any of its Subsidiaries are there any facts or circumstances, that would reasonably be expected to prevent the Intended Tax Treatment.

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Section 4.16 Brokers’ Fees. Except as set forth on Section 4.16 of the Company Disclosure Letter, neither the Company, any of the Company’s Subsidiaries nor any of their Affiliates has incurred or will incur, directly or indirectly, any liability for any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby for which Bright Lights, the Company or any of the Company’s Subsidiaries has any obligation.

Section 4.17 Insurance. Section 4.17 of the Company Disclosure Letter contains a list of, as of the date hereof, all material policies or binders of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Company or any of the Company’s Subsidiaries as of the date of this Agreement. True, correct and complete copies of such insurance policies as in effect as of the date hereof have previously been made available to Bright Lights. All such policies are in full force and effect, all premiums due have been paid, and no notice of cancellation or termination has been received by the Company or any of the Company’s Subsidiaries with respect to any such policy. Except as disclosed on Section 4.17 of the Company Disclosure Letter, no insurer has denied or disputed coverage of any material claim under an insurance policy during the last twelve (12) months.

Section 4.18 Licenses. The Company and its Subsidiaries have obtained, and maintain, all Licenses required to permit the Company and its Subsidiaries to own, operate, use and maintain their assets in the manner in which they are now operated and maintained and to conduct the business of the Company and its Subsidiaries as currently conducted in all material respects. Each such material License is and, as required, has been for the past three (3) years valid, binding and in full force and effect, and each of the Company and its Subsidiaries is and has been during the past three (3) years in material compliance with all such Licenses. Neither the Company nor any of its Subsidiaries (i) is or has been (except as has been fully cured) in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a material default or violation) in any material respect of any term, condition or provision of any material Permit to which it is a party, (ii) to the knowledge of the Company, is or has been during the past three (3) years the subject of any pending or threatened Action by a Governmental Authority seeking the cancellation, revocation, suspension, termination, limitation, suspension, modification, or impairment of any License; or (iii) has received any notice that any Governmental Authority that has issued any License intends to cancel, terminate, revoke, limit, suspend, condition, modify or not renew any such Licenses, except to the extent such License may be amended, replaced, or reissued as a result of and as necessary to reflect the transactions contemplated hereby, or as otherwise disclosed in Section 4.4 of the Company Disclosure Letter, provided such amendment, replacement, or reissuance does not materially adversely affect the continuous conduct of the business of the Company and its Subsidiaries as currently conducted from and after Closing. Section 4.18 of the Company Disclosure Letter sets forth a true, correct and complete list of material Licenses held by the Company or its Subsidiaries.

Section 4.19 Equipment and Other Tangible Property. The Company or one of its Subsidiaries owns and has good title to, and has the legal and beneficial ownership of or a valid leasehold interest in or right to use by license or otherwise, all material machinery, equipment and other tangible property reflected on the books of the Company and its Subsidiaries as owned by the Company or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens. All material personal property and leased personal property assets of the Company and its Subsidiaries are structurally sound and in good operating condition and repair (ordinary wear and tear expected) and are suitable for their present use.

Section 4.20 Real Property.

(a) None of the Company or any of its Subsidiaries owns any Owned Real Property.

(b) Section 4.20(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all Leased Real Property and all Real Property Leases (as hereinafter defined) pertaining to such Leased Real Property. With respect to each parcel of Leased Real Property:

(i) The Company or one of its Subsidiaries holds a good and valid leasehold or subleasehold estate in such Leased Real Property, free and clear of all Liens, except for Permitted Liens.

(ii) The Company and its Subsidiaries have delivered to Bright Lights true, correct and complete copies of all leases, subleases, licenses or occupancy agreements, including all amendments, extensions, renewals, guaranties, terminations and modifications thereof relating to Leased Real Property (collectively, the “Real Property Leases”), and none of the Real Property Leases have been modified in any respect, except to the extent that such modifications have been disclosed by the copies of the Real Property Leases delivered to Bright Lights.

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(iii) Each Real Property Lease is in full force and effect. Neither the Company nor any Subsidiary of the Company has given or received any notice of default, termination, cancellation or nonrenewal with respect to any Real Property Lease, in each case that remains pending or uncured as of the date hereof. All of the material covenants to be performed under any Real Property Lease by the Company or any of its Subsidiaries and to the knowledge of the Company, by any party other than the Company or any of its Subsidiaries, has been performed in all material respects. Neither the Company, the Company’s Subsidiaries, nor, to the knowledge of the Company, any other party thereto is in material breach of or material default under any Real Property Lease. No event has occurred which would reasonably be expected to result in a material breach of or a material default under any Real Property Lease by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both).

(iv) The Company and its Subsidiaries’, as applicable, possession and quiet enjoyment of the Leased Real Property under the Real Property Leases has not been materially disturbed and, to the knowledge of the Company, there are no material disputes with respect to the Real Property Leases.

(v) Neither the Company nor any of its Subsidiaries have received written notice of any current condemnation proceeding or proposed similar Action or agreement for taking in lieu of condemnation with respect to any portion of the Leased Real Property.

(vi) Each Leased Real Property is in all material respects in good operating condition and repair (ordinary wear and tear expected) and is suitable for its present use in all material respects.

(c) Except as set forth on Section 4.20(c) of the Company Disclosure Letter, there are no written or oral subleases, sub-subleases, licenses, sub-licenses, concessions, occupancy agreements or other Contracts to which any Person other than the Company or any of its Subsidiaries has the right of use or occupancy of any Leased Real Property.

Section 4.21 Intellectual Property.

(a) Section 4.21(a) of the Company Disclosure Letter lists each item of Intellectual Property that is registered or applied-for with a Governmental Authority and is owned or purported to be owned by the Company or any of the Company’s Subsidiaries, whether applied for or registered in the United States or internationally (“Company Registered Intellectual Property”). The Company or one of the Company’s Subsidiaries is the sole and exclusive owner of all Intellectual Property owned or purported to be owned by the Company or its Subsidiaries (including each of the items of Company Registered Intellectual Property), and all such Intellectual Property is subsisting and, (excluding any pending applications included in the Company Registered Intellectual Property) to the knowledge of the Company, is valid and enforceable. The Company or one of its Subsidiaries owns, free and clear of all Liens (other than Permitted Liens), or has a valid right to use, all material Intellectual Property used or held for use by the Company and its Subsidiaries in the conduct of their businesses.

(b) Except as set forth on Section 4.21(b) of the Company Disclosure Letter, to the knowledge of the Company, the Company and its Subsidiaries have not, in past the six (6) years, infringed, misappropriated or otherwise violated and are not infringing, misappropriating or otherwise violating any Intellectual Property of any third Person. Except as set forth on Section 4.21(b) of the Company Disclosure Letter, there is no, and in the past three (3) years there has been no, Action pending or, to the knowledge of the Company, threatened (including any offer, demand or request to license any Intellectual Property from any Person), (i) to which the Company or any of the Company’s Subsidiaries is or was a named party alleging the Company’s or its Subsidiaries’ infringement, misappropriation or other violation of any Intellectual Property of any third Person or (ii) in which the validity, enforceability or registrability of any Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries has been or is being challenged.

(c) To the knowledge of the Company no Person is infringing, misappropriating or otherwise violating any material Intellectual Property owned by the Company or any of its Subsidiaries. In the past three (3) years the Company and its Subsidiaries have not initiated any Action or sent to any Person any written notice, charge, complaint, claim or other written assertion against such third Person claiming infringement, misappropriation or other violation of any Intellectual Property of the Company or any of its Subsidiaries.

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(d) The Company and its Subsidiaries take commercially reasonable measures to maintain and protect the secrecy, security, integrity, confidentiality and value of material trade secrets, Intellectual Property, and Company Systems owned or purported to be owned by them or provided to them by a third Person. The Company and its Subsidiaries have entered into valid and enforceable written agreements with each Person who has or has had access to material trade secrets or material confidential information of the Company or its Subsidiaries containing appropriate confidentiality and non-use obligations of such Person. To the knowledge of the Company, there has not been any unauthorized disclosure of or unauthorized access to any material trade secrets owned (or purported to be owned) by the Company or any of its Subsidiaries to or by any Person in a manner that has resulted or may result in the misappropriation of, or loss of trade secret or other rights in and to such information. Each current or former employee of, and each current or former contractor or consultant to, the Company or any of its Subsidiaries, in each case, who has been engaged in the development of any material Intellectual Property owned (or purported to be owned) by the Company or its Subsidiaries has entered into an agreement with the Company or a Subsidiary of the Company by which such employee, contractor or consultant presently assigns to the Company or the applicable Subsidiary of such employee’s, contractor’s or consultant’s rights in such Intellectual Property.

(e) No government funding, nor any facilities of a university, college, other educational institution or research center, was used in the development of the Intellectual Property owned by the Company or any of its Subsidiaries and used in connection with their respective business.

(f) With respect to the Company Systems, to the knowledge of the Company, no such Company Systems contain any undisclosed or hidden device or feature designed to disrupt, disable, or otherwise impair the functioning of such Company Systems or any “back door,” “time bomb”, “Trojan horse,” “worm,” “drop dead device,” or other malicious code or routines that permit unauthorized access or the unauthorized disablement or erasure of software or information or data stored or processed on such Company Systems. The Company Systems under the Company’s and its Subsidiaries’ control and, to the knowledge of the Company, all other Company Systems, are maintained in accordance with customary industry standards and practices for entities operating businesses similar to the businesses of the Company or its Subsidiaries and constitute all the information and technology systems infrastructure reasonably necessary to carry on the businesses of the Company or its Subsidiaries as conducted in the past twelve (12) months.

(g) The Company’s and each of its Subsidiaries’ use of Open Source Software used in or by their products or services is and has been in material compliance with all Open Source Licenses applicable thereto. None of the Company or any of its Subsidiaries has used any Open Source Software in a manner that requires any of its or their proprietary software (or portions thereof) be subject to Open Source Obligations. No source code for any material software owned by the Company or any of its Subsidiaries has been disclosed, licensed, released, distributed, escrowed or made available to or for any Person (other than disclosure employees or contractors of the Company or any of its Subsidiaries on a need-to-know basis and subject to appropriate confidentiality and non-use agreements) and no Person has been granted any rights thereto.

Section 4.22 Privacy and Cybersecurity.

(a) The Company and each of its Subsidiaries has established policies, programs and procedures with respect to the collection, use, processing, modification, storage, import, export, disclosure and transfer of Personal Information, including privacy policies, consistent with applicable Laws relating to privacy, data protection, data security or the collection, storage, handling, disclosure, transfer, use or processing of Personal Information (“Privacy Laws”), and for the past three (3) years has maintained and enforced such policies, programs and procedures. Except as would not be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries are in compliance with, and for the past three (3) years has been in compliance with, (i) all Privacy Laws and (ii) the Company’s and its Subsidiaries’ privacy policies and contractual commitments relating to privacy, data protection, data security or the collection, storage, handling, disclosure, transfer, use or processing of Personal Information or the IT Systems (collectively, “Privacy Obligations”). There are no Actions by any Person (including any Governmental Authority) pending to which the Company or any of the Company’s Subsidiaries is a named party or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging a violation or breach of any Privacy Laws or Privacy Obligations.

(b) The Company Systems (i) are sufficient for the immediate needs of the Company and each of its Subsidiaries, including as to capacity, scalability and ability to process current and anticipated peak volumes in a timely manner and (ii) are in sufficiently good working condition to effectively perform all information technology

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operations and include a sufficient number of license seats for all software as necessary for the operation of the business. To the knowledge of the Company, in the past three (3) years, (A) there have been no material unauthorized intrusions or access or breaches of the security of the Company Systems controlled by the Company or its Subsidiaries or, to the knowledge of the Company, all other Company Systems, and (B) there have been no failures, breakdowns, continued substandard performance, or disruptions in any Company Systems that adversely affected the Company’s or its Subsidiaries’ businesses or operations in any material respect. The Company and its Subsidiaries take commercially reasonable measures designed to protect confidential, sensitive or personally identifiable information (including Personal Information) in its possession or control against unauthorized access, use, modification, disclosure or other misuse, including through commercially reasonable administrative, technical and physical safeguards. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has (x) experienced any incident in which such information was stolen or improperly accessed, including in connection with a breach of security or (y) received any written notice or complaint from any Person (including any Governmental Authority), nor has any such notice or complaint been threatened against the Company of any of its Subsidiaries with respect to any breach of the security of Personal Information.

Section 4.23 Environmental Matters.

(a) The Company and its Subsidiaries are and, except for matters which have been fully resolved, are in material compliance with all applicable Environmental Laws.

(b) To the knowledge of the Company, there has been no material release of any Hazardous Materials by the Company or its Subsidiaries (i) at, in, on or under any Leased Real Property or in connection with the Company’s and its Subsidiaries’ operations of the Leased Real Property or (ii) to the knowledge of the Company, at, in, on or under any formerly owned or leased real property during the time that the Company owned or leased such real property or at any other location where Hazardous Materials generated by the Company or any of the Company’s Subsidiaries have been transported to, sent, placed or disposed of in a quantity or manner requiring reporting, investigation, remediation, monitoring or other response action by the Company pursuant to applicable Environmental Laws.

(c) Neither the Company nor its Subsidiaries are subject to any current Governmental Order relating to any material non-compliance with Environmental Laws by the Company or its Subsidiaries or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials.

(d) No material Legal Proceeding is pending or, to the knowledge of the Company, threatened with respect to the Company’s and its Subsidiaries’ compliance with or liability under Environmental Laws, and, to the knowledge of the Company, there are no facts or circumstances which could reasonably be expected to form the basis of such a Legal Proceeding.

(e) The Company has made available to Bright Lights all material environmental reports, assessments, audits and inspections and any material communications or notices from or to any Governmental Authority concerning any material non-compliance of the Company or any of the Company’s Subsidiaries with, or liability of the Company or any of the Company’s Subsidiaries under, Environmental Law.

Section 4.24 Absence of Changes. From the date of the most recent balance sheet included in the Financial Statements to the date of this Agreement, there has not been any Company Material Adverse Effect.

Section 4.25 Anti-Corruption Compliance.

(a) For the past five (5) years, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, employee or agent, while acting on behalf of the Company or any of the Company’s Subsidiaries, has offered or given anything of value to: (i) any official or employee of a Governmental Authority, any political party or official thereof, or any candidate for political office or (ii) any other Person, in any such case while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any official or employee of a Governmental Authority or candidate for political office, in each case in violation of the Anti-Bribery Laws.

(b) Each of the Company and its Subsidiaries, has instituted and maintains policies and procedures reasonably designed to ensure compliance in all material respects with the Anti-Bribery Laws.

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(c) To the knowledge of the Company, as of the date hereof, there are no current or pending internal investigations, third party investigations (including by any Governmental Authority), or internal or external audits that address any material allegations or information concerning possible material violations of the Anti-Bribery Laws related to the Company or any of the Company’s Subsidiaries.

Section 4.26 Anti-Money Laundering Laws, Sanctions and International Trade Compliance.

(a) The Company and its Subsidiaries (i) are, and have been for the past five (5) years, in compliance in all material respects with all Anti-Money Laundering Laws, International Trade Laws and Sanctions Laws, and (ii) have obtained all required licenses, consents, notices, waivers, approvals, orders, registrations, declarations, or other authorizations from, and have made requisite material filings with, any applicable Governmental Authority for the import, export, re-export, deemed export, deemed re-export, or transfer of its products and technologies as required under the Anti-Money Laundering Laws, International Trade Laws and Sanctions Laws (the “Export Approvals”). There are no pending or, to the knowledge of the Company, threatened, claims, complaints, charges, investigations, voluntary disclosures or Legal Proceedings against the Company or any of the Company’s Subsidiaries related to any Anti-Money Laundering Laws, International Trade Laws or Sanctions Laws or any Export Approvals.

(b) Neither the Company nor any of its Subsidiaries nor any of their respective directors or officers, or to the knowledge of the Company, employees or any of the Company’s or its Subsidiaries’ respective agents, representatives or other Persons acting on behalf of the Company or any of the Company’s Subsidiaries, (i) is, or has during the past five (5) years, been a Sanctioned Person or (ii) has, while acting on behalf of the Company or any of its Subsidiaries, transacted business directly or knowingly indirectly with any Sanctioned Person or in any Sanctioned Country in violation of Sanctions Laws.

Section 4.27 Information Supplied. None of the information supplied or to be supplied by the Company or any of the Company’s Subsidiaries specifically in writing for inclusion in the Registration Statement will, at the date on which the Proxy Statement/Registration Statement is first mailed to the Bright Lights Shareholders or at the time of the Bright Lights Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.28 Customers/Vendors.

(a) Section 4.28(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the top ten (10) customers based on the aggregate Dollar value of the Company’s and its Subsidiaries’ transaction volume with such counterparty during the trailing twelve months for the period ending June 30, 2021 (the “Top Customers”).

(b) Except as set forth on Section 4.28(b) of the Company Disclosure Letter, none of the Top Customers has, as of the date of this Agreement, informed in writing any of the Company or any of the Company’s Subsidiaries that it will, or, to the knowledge of the Company, has threatened to, terminate, cancel, or materially limit or materially and adversely modify any of its existing business with the Company or any of the Company’s Subsidiaries (other than due to the expiration of an existing contractual arrangement), and to the knowledge of the Company, none of the Top Customers is, as of the date of this Agreement, otherwise involved in or threatening a material dispute against the Company or its Subsidiaries or their respective businesses.

(c) Section 4.28(c) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the top twenty (20) vendors (which shall include advertising platforms) based on the aggregate Dollar value of the Company’s and its Subsidiaries’ transaction volume with such counterparty during the trailing twelve months for the period ending June 30, 2021 (the “Top Vendors”).

(d) Except as set forth on Section 4.28(d) of the Company Disclosure Letter, none of the Top Vendors has, as of the date of this Agreement, informed in writing any of the Company or any of the Company’s Subsidiaries that it will, or, to the knowledge of the Company, has threatened to, terminate, cancel, or materially limit or materially and adversely modify any of its existing business with the Company or any of the Company’s Subsidiaries (other than due to the expiration of an existing contractual arrangement), and to the knowledge of the Company, none of the Top Vendors is, as of the date of this Agreement, otherwise involved in or threatening a material dispute against the Company or its Subsidiaries or their respective businesses.

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Section 4.29 Government Contracts. The Company is not party to: (i) any Contract, including an individual task order, delivery order, purchase order, basic ordering agreement, letter Contract or blanket purchase agreement between the Company or any of its Subsidiaries, on one hand, and any Governmental Authority, on the other hand, or (ii) any subcontract or other Contract by which the Company or one of its Subsidiaries has agreed to provide goods or services through a prime contractor directly to a Governmental Authority that is expressly identified in such subcontract or other Contract as the ultimate consumer of such goods or services. None of the Company or any of its Subsidiaries have provided any offer, bid, quotation or proposal to sell products made or services provided by the Company or any of its Subsidiaries that, if accepted or awarded, would lead to any Contract or subcontract of the type described by the foregoing sentence.

Section 4.30 Product Warranty and Product Liability.

(a) Except as set forth in Section 4.30(a) of the Company Disclosure Letter, for the last three (3) years:

(i) neither the Company nor any of its Subsidiaries has received any written claim, or to the Company’s knowledge, been threatened with a claim for material liability arising out of any injury to individuals or property as a result of any products produced, manufactured, processed, marketed, distributed, shipped, imported, exported, or sold by or on behalf of the Company or its Subsidiaries. To the Company’s knowledge, no defect or failure in any product imported, produced, manufactured, processed, marketed, distributed, shipped, exported or sold by or on behalf of the Company or its Subsidiaries exists that would reasonably be expected to result in material damages; and

(ii) none of the Company or any of its Subsidiaries has issued any recalls, withdrawals, notifications of potential product nonconformance (such as a product advisory bulletin) or other material corrective actions (in each case, whether voluntarily or involuntarily) of products produced, manufactured, processed, marketed, distributed, shipped, imported, exported, or sold by or on behalf of the Company or its Subsidiaries or been required to file, or has filed, a notification or other report with any Governmental Authority concerning actual or potential hazards with respect to any product produced, manufactured, processed, marketed, distributed, shipped, imported, exported, or sold by or on behalf of the Company and its Subsidiaries.

(b) Section 4.30(b) of the Company Disclosure Letter discloses the approximate aggregate Dollar amount of and circumstances associated with any products liability claims and product recalls of the Company and its Subsidiaries for the last three (3) years.

(c) The products produced, processed, marketed, distributed, shipped or sold by or on behalf of the Company and its Subsidiaries have conformed in all material respects with the written terms and conditions applicable thereto and none of the Company or any of its Subsidiaries has any liability for replacement thereof or other damages in connection therewith materially in excess of current accruals reflected in the latest balance sheet. Section 4.30(c) of the Company Disclosure Letter discloses the approximate aggregate Dollar amount of product warranty claims since January 1, 2020, none of which were outside the ordinary course of business.

Section 4.31 Regulatory Matters.

(a) The Company and its Subsidiaries are in material compliance with, and have not violated, the Federal Food, Drug, and Cosmetic Act, the Federal Trade Commission Act and the Fair Packaging and Labeling Act (collectively, “Health and Safety Regulations”).

(b) Since January 1, 2018, the Company and its Subsidiaries have not received written notice of, or been subject to, any finding of deficiency or non-compliance; penalty, fine or sanction; request for corrective or remedial action; or other compliance or enforcement action, relating to any of (i) the products that the Company or the Company Subsidiaries currently sell or have sold in the past (the “Products”), (ii) the components in the Products or (iii) the Company’s facilities at which such Products are manufactured, packaged or initially distributed, in each case issued by the Food and Drug Administration (the “FDA”), the Federal Trade Commission (the “FTC”) or by any other Governmental Authority.

(c) The Company and its Subsidiaries have been in material compliance with applicable facility registration and listing provisions pursuant to Health and Safety Regulations.

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(d) To the knowledge of the Company, the Company and its Subsidiaries are in material compliance with all applicable regulations and requirements of the FDA, the FTC and Governmental Authorities relating to good manufacturing or handling practices, investigations of customer complaints or inquiries, reporting of serious adverse events, and maintenance of adverse event records.

(e) The Company and its Subsidiaries have not made any false statements in, or omissions from, any applications, approvals, reports or other submissions made by the Company or any of its Subsidiaries to the FDA, the FTC or Governmental Authorities or in any other records and documentation prepared or maintained by the Company or its Subsidiaries solely for compliance with the requirements of the FDA, the FTC or Governmental Authorities relating to the Products.

(f) Since January 1, 2018, the Company and its Subsidiaries have not voluntarily recalled, suspended, or discontinued manufacturing of the Products at the request of the FDA, the FTC or Governmental Authorities, nor has the Company or any of its Subsidiaries received any written notice from the FDA, the FTC or any Governmental Authority that it has commenced or threatened to initiate any action to withdraw approval, restrict sales or marketing, or request a recall of, any Product, or that the FDA, the FTC or such Governmental Authority has commenced or threatened to initiate any action to enjoin or place restrictions on the production of any Product.

(g) Since January 1, 2018, the Company and its Subsidiaries have not received any written notification from the FDA, the FTC or Governmental Authorities that remains unresolved indicating that any Product is unsafe or ineffective for its intended use or fails to comply with any applicable premarket authorization requirements.

Section 4.32 Sufficiency of Assets. Except as would not be expected to be material to the Company and its Subsidiaries, taken as a whole, the tangible and intangible assets owned, licensed, leased or subleased by the Company and its Subsidiaries constitute all of the assets reasonably necessary for the continued conduct of the business of the Company and its Subsidiaries after the Closing in the ordinary course. Notwithstanding the foregoing, this Section 4.32 shall not be deemed a representation or warranty regarding non-infringement, validity or enforceability of Intellectual Property.

Section 4.33 No Additional Representation or Warranties. Except as provided in this Article IV, neither the Company nor any of its Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Bright Lights or any of its Subsidiaries or Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to Bright Lights or any of its Subsidiaries or Affiliates.

Article V

REPRESENTATIONS AND WARRANTIES OF BRIGHT LIGHTS AND ITS SUBSIDIARIES

Except as set forth in (i) in the case of Bright Lights, any Bright Lights SEC Filings filed or submitted on or prior to the date hereof (excluding (a) any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature and (b) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such Bright Lights SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 5.8, Section 5.12 and Section 5.15), or (ii) in the case of Bright Lights and its Subsidiaries, in the disclosure letter delivered by Bright Lights and its Subsidiaries to the Company (the “Bright Lights Disclosure Letter”) on the date of this Agreement (each section of which, subject to Section 11.9, qualifies the correspondingly numbered and lettered representations in this Article V), Bright Lights and its Subsidiaries represent and warrant to the Company as follows:

Section 5.1 Company Organization. Each of Bright Lights and its Subsidiaries has been duly incorporated, organized or formed and is validly existing as a corporation or limited liability company in good standing (or equivalent status, to the extent that such concept exists) under the Laws of its jurisdiction of incorporation, organization or formation, and has the requisite company power and authority to own, lease, or operate all of its properties and assets and to conduct its business as it is now being conducted. The copies of the Governing Documents of the Bright Lights Entities, in each case, as amended to the date of this Agreement, previously delivered by Bright Lights to the Company, are true, correct and complete. None of the Bright Lights Entities has any assets or operations other than those required to effect the transactions contemplated hereby. All of the equity interests of the Bright Lights Entities are held directly by Bright Lights. Each of Bright Lights and its Subsidiaries is duly licensed or qualified and in good

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standing as a foreign corporation or company in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to be, individually or in the aggregate, material to Bright Lights and its Subsidiaries (taken as a whole).

Section 5.2 Due Authorization.

(a) Each of Bright Lights and its Subsidiaries has all requisite corporate or company power, as applicable, and authority to (a) execute and deliver this Agreement and the documents contemplated hereby, and (b) consummate the transactions contemplated hereby and thereby and perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and the documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been (i) duly and validly authorized and approved by the Board of Directors of Bright Lights and by Bright Lights as the sole shareholder, as applicable, of ParentCo, Intermediate Holdco, Merger Sub Corp and Merger Sub LLC and (ii) determined by the Board of Directors of Bright Lights as advisable to Bright Lights and the Bright Lights Shareholders and recommended for approval by the Bright Lights Shareholders. No other company proceeding on the part of the Bright Lights Entities is necessary to authorize this Agreement and the documents contemplated hereby (other than the Bright Lights Shareholder Approval). This Agreement has been, and at or prior to the Closing, the other documents contemplated hereby will be, duly and validly executed and delivered by each of Bright Lights and its Subsidiaries, and this Agreement constitutes, and at or prior to the Closing, the other documents contemplated hereby will constitute, a legal, valid and binding obligation of each of Bright Lights and its Subsidiaries, enforceable against Bright Lights and its Subsidiaries in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) Assuming that a quorum (as determined pursuant to Bright Lights’ Governing Documents) is present, each of those Transaction Proposals identified in clauses (A), through (I), of Section 8.2(b), in each case, shall require approval by an affirmative vote of the holders of at least a majority of the outstanding shares of Bright Lights Common Stock entitled to vote thereupon (as determined in accordance with Bright Lights’ Governing Documents) at a shareholders’ meeting duly called by the Board of Directors of Bright Lights and held for such purpose.

(c) The foregoing votes are the only votes of any of Bright Lights Common Stock necessary in connection with entry into this Agreement by Bright Lights and its Subsidiaries and the consummation of the transactions contemplated hereby, including the Closing.

(d) At a meeting duly called and held, the Board of Directors of Bright Lights has unanimously approved the transactions contemplated by this Agreement as a Business Combination.

Section 5.3 No Conflict. Subject to the Bright Lights Shareholder Approval, the execution and delivery of this Agreement by Bright Lights and its Subsidiaries and the other documents contemplated hereby by Bright Lights and its Subsidiaries and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of or default under the Governing Documents of the Bright Lights Entities, (b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or Governmental Order applicable to the Bright Lights Entities, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which the Bright Lights Entities is a party or by which the Bright Lights Entities may be bound, or terminate or result in the termination of any such Contract or (d) result in the creation of any Lien upon any of the properties or assets of the Bright Lights Entities, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not (i) have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Bright Lights Entities to enter into and perform their obligations under this Agreement or (ii) be material to the Bright Lights Entities.

Section 5.4 Litigation and Proceedings. There are no pending or, to the knowledge of Bright Lights, threatened Legal Proceedings against the Bright Lights Entities, their respective properties or assets, or, to the knowledge of Bright Lights, any of their respective directors, managers, officers or employees (in their capacity as such). There are no investigations or other inquiries pending or, to the knowledge of Bright Lights, threatened by any Governmental Authority, against the Bright Lights Entities, their respective properties or assets, or, to the knowledge of Bright Lights, any of their respective directors, managers, officers or employees (in their capacity as such). There is no

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outstanding Governmental Order imposed upon the Bright Lights Entities, nor are any assets of the Bright Lights Entities’ respective businesses bound or subject to any Governmental Order the violation of which would, individually or in the aggregate, reasonably be expected to be material to Bright Lights. As of the date hereof, each of the Bright Lights Entities is in compliance with all applicable Laws in all material respects. Since inception, the Bright Lights Entities have not received any written notice of or been charged with the violation of any Laws, except where such violation has not been, individually or in the aggregate, material to Bright Lights.

Section 5.5 SEC Filings. Bright Lights has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC since January 7, 2021, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing through the date hereof, the “Bright Lights SEC Filings”). Each of the Bright Lights SEC Filings, as of the respective date of its filing, and as of the date of any amendment, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Bright Lights SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), the Bright Lights SEC Filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Bright Lights SEC Filings. To the knowledge of Bright Lights, none of the Bright Lights SEC Filings filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 5.6 Internal Controls; Listing; Financial Statements.

(a) Except as not required in reliance on exemptions from various reporting requirements by virtue of Bright Lights’ status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), Bright Lights has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Bright Lights, including its consolidated Subsidiaries, if any, is made known to Bright Lights’ principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Bright Lights’ principal executive officer and principal financial officer to material information required to be included in Bright Lights’ periodic reports required under the Exchange Act. Since January 7, 2021, Bright Lights has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Bright Lights’ financial reporting and the preparation of Bright Lights Financial Statements for external purposes in accordance with GAAP.

(b) Each director and executive officer of Bright Lights has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. Bright Lights has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c) Since January 7, 2021, Bright Lights has complied in all material respects with the applicable listing and corporate governance rules and regulations of The Nasdaq Stock Market LLC (“Nasdaq”). The Bright Lights Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on Nasdaq. There is no Legal Proceeding pending or, to the knowledge of Bright Lights, threatened against Bright Lights by Nasdaq or the SEC with respect to any intention by such entity to deregister the Bright Lights Class A Common Stock or prohibit or terminate the listing of Bright Lights Class A Common Stock on Nasdaq.

(d) The Bright Lights SEC Filings contain true and complete copies of the unaudited balance sheet as of June 30, 2021, and statement of operations, cash flow and shareholders’ equity of Bright Lights for the period from September 15, 2020 (inception) through June 30, 2021, together with the auditor’s reports thereon (the “Bright Lights Financial Statements”). Except as disclosed in the Bright Lights SEC Filings, the Bright Lights Financial Statements (i) fairly present in all material respects the financial position of Bright Lights, as at the respective dates thereof, and the results of operations and consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the

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respective dates thereof. The books and records of Bright Lights have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

(e) There are no outstanding loans or other extensions of credit made by Bright Lights to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Bright Lights. Bright Lights has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(f) Neither Bright Lights (including any employee thereof) nor Bright Lights’ independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Bright Lights, (ii) any fraud, whether or not material, that involves Bright Lights’ management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Bright Lights or (iii) any claim or allegation regarding any of the foregoing.

Section 5.7 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority or other Person is required on the part of the Bright Lights Entities with respect to the Bright Lights Entities’ execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act, and (ii) as otherwise disclosed on Section 5.7 of the Bright Lights Disclosure Letter.

Section 5.8 Trust Account. As of the date of this Agreement, Bright Lights has at least $230,000,000 in the Trust Account (including, if applicable, an aggregate of approximately $8,050,000 of deferred underwriting commissions and other fees being held in the Trust Account), such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of January 6, 2021, between Bright Lights and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”). The Trust Agreement has not been amended or modified and is a valid and binding obligation of Bright Lights and is in full force and effect and is enforceable in accordance with its terms. There are no claims or proceedings pending or, to the knowledge of Bright Lights, threatened with respect to the Trust Account. Bright Lights has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, none of the Bright Lights Entities has any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Bright Lights and its Subsidiaries on the Closing Date.

Section 5.9 Investment Company Act; JOBS Act. Bright Lights is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. Bright Lights constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 5.10 Absence of Changes. Since inception, (a) there has not been any event or occurrence that has had, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Bright Lights Entities to enter into and perform their obligations under this Agreement and (b) except as set forth in Section 5.10 of the Bright Lights Disclosure Letter, Bright Lights and its Subsidiaries have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice.

Section 5.11 No Undisclosed Liabilities. Except for any fees and expenses payable by Bright Lights, Intermediate Holdco, ParentCo, Merger Sub Corp or Merger Sub LLC as a result of or in connection with the consummation of the transactions contemplated hereby, there is no liability, debt or obligation of or claim or judgment against the Bright Lights Entities (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due), except for liabilities and obligations (i) reflected or reserved for on the financial statements or disclosed in the notes thereto included in Bright Lights SEC Filings, (ii) that have arisen since the date of the most recent balance sheet included in the Bright Lights SEC Filings in the ordinary course of business of Bright Lights and its Subsidiaries, or (iii) which would not be, or would not reasonably be expected to be, material to the Bright Lights Entities.

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Section 5.12 Capitalization of Bright Lights.

(a) As of the date of this Agreement, the authorized capital stock of Bright Lights consists of (i) 380,000,000 shares of Bright Lights Class A Common Stock, 23,000,000 of which are issued and outstanding as of the date of this Agreement, (ii) 20,000,000 shares of Bright Lights Class B Common Stock, of which 5,750,000 shares are issued and outstanding as of the date of this Agreement, and (iii) 1,000,000 shares of preferred stock, par value $0.0001 each, of which no shares are issued and outstanding as of the date of this Agreement ((i), (ii) and (iii) collectively, the “Bright Lights Securities”). The foregoing represents all of the issued and outstanding Bright Lights Securities as of the date of this Agreement. All issued and outstanding Bright Lights Securities (x) have been duly authorized and validly issued and are fully paid and non-assessable; (y) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) Bright Lights’ Governing Documents, and (2) any other applicable Contracts governing the issuance of such securities; and (z) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Bright Lights’ Governing Documents or any Contract to which Bright Lights is a party or otherwise bound.

(b) Subject to the terms of conditions of the Warrant Agreement, the Bright Lights Warrants will be exercisable after giving effect to the Mergers for one share of Bright Lights Common Stock at an exercise price of eleven Dollars fifty cents ($11.50) per share. As of the date of this Agreement, 11,500,000 Bright Lights Common Warrants and 6,600,000 Bright Lights Private Placement Warrants are issued and outstanding. The Bright Lights Warrants are not exercisable until the later of (x) January 11, 2022 and (y) thirty (30) days after the Closing. All outstanding Bright Lights Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of Bright Lights, enforceable against Bright Lights in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) Bright Lights’ Governing Documents and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Bright Lights’ Governing Documents or any Contract to which Bright Lights is a party or otherwise bound. Except for the Subscription Agreements, Bright Lights’ Governing Documents and this Agreement, there are no outstanding Contracts of Bright Lights to repurchase, redeem or otherwise acquire any Bright Lights Securities.

(c) Except as set forth in this Section 5.12 or as contemplated by this Agreement or the other documents contemplated hereby, and other than in connection with the PIPE Investment, Bright Lights has not granted any outstanding options, stock appreciation rights, warrants, rights or other securities convertible into or exchangeable or exercisable for Bright Lights Securities, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, for the repurchase or redemption of any Bright Lights Securities or the value of which is determined by reference to the Bright Lights Securities, and there are no Contracts of any kind which may obligate Bright Lights to issue, purchase, redeem or otherwise acquire any of its Bright Lights Securities.

(d) The ParentCo Merger Consideration and the Bright Lights Common Stock, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and non-assessable and issued in compliance with all applicable state and federal securities Laws and not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, Bright Lights’ Governing Documents, or any Contract to which Bright Lights is a party or otherwise bound.

(e) On or prior to the date of this Agreement, Bright Lights and ParentCo has entered into Subscription Agreements with the PIPE Investors, true and correct copies of which have been provided to the Company on or prior to the date of this Agreement, pursuant to which, and on the terms and subject to the conditions of which, such PIPE Investors have agreed, in connection with the transactions contemplated hereby, to purchase from ParentCo, shares of ParentCo Class A Common Stock for a PIPE Investment Amount of $75,000,000. Such Subscription Agreements are in full force and effect with respect to, and binding on, Bright Lights and, to the knowledge of Bright Lights, on each PIPE Investor party thereto, in accordance with their terms.

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(f) Bright Lights has no Subsidiaries apart from ParentCo, Intermediate Holdco, Merger Sub Corp and Merger Sub LLC, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. Bright Lights is not party to any Contract that obligates Bright Lights to invest money in, loan money to or make any capital contribution to any other Person.

Section 5.13 Brokers’ Fees. Except fees described on Section 5.13 of the Bright Lights Disclosure Letter, neither Bright Lights nor any of its Affiliates has incurred or will incur, directly or indirectly, any liability for any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby.

Section 5.14 Indebtedness. None of Bright Lights or its Subsidiaries has any Indebtedness.

Section 5.15 Taxes.

(a) All material Tax Returns required to be filed by or with respect to Bright Lights and its Subsidiaries have been timely filed (taking into account any applicable extensions). All such Tax Returns (taking into account all amendments thereto) are true, correct and complete in all material respects. All material Taxes due and payable (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(b) Bright Lights and each of its Subsidiaries have (i) withheld and collected from amounts owing to any employee, creditor, customer or any other third-party in all material respects all Taxes required by Law to be withheld and collected, (ii) paid over to the proper Governmental Authority in a timely manner all such withheld and collected amounts required to have been so paid over and (iii) complied in all material respects with all applicable withholding, collection and related reporting requirements with respect to such Taxes.

(c) There are no Liens for any material Taxes (other than Permitted Liens) upon the property or assets of the Bright Lights Entities.

(d) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against any Bright Lights Entity that remains unresolved or unpaid except for claims, assessments, deficiencies or proposed adjustments being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(e) There are no Tax audits or other examinations by a Governmental Authority of any Bright Lights Entity presently in progress, nor have any of the Bright Lights Entities has been notified in writing by a Governmental Authority of (nor to the knowledge of any Bright Lights Entity has there been) any request or threat for such an audit or other examination, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any Taxes of any the Bright Lights Entities.

(f) None of the Bright Lights Entities is a party to or bound by any Tax indemnification or Tax sharing or similar agreement (other than a customary commercial or financing agreement (or other agreement entered into in the ordinary course of business) not primarily related to Taxes.

(g) No Bright Lights Entity is liable for Taxes of any other Person under Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or foreign Tax Law, as a transferee or successor, by Contract (other than customary commercial or financial Contracts (or Contracts entered into in the ordinary course of business) not primarily related to Taxes) or otherwise.

(h) No written claim has been made by any Governmental Authority where the a Bright Lights Entity does not file Tax Returns that any Bright Lights Entity is or may be subject to taxation in the jurisdiction of such Governmental Authority.

(i) None of the Bright Lights Entities has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(j) None of Bright Lights or its Subsidiaries have taken any action, or to the knowledge of Bright Lights are there any facts or circumstances, that would reasonably be expected to prevent the Intended Tax Treatment.

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Section 5.16 Business Activities.

(a) Since formation, none of the Bright Lights Entities has conducted any business activities other than activities related to Bright Lights’ initial public offering or directed toward the accomplishment of a Business Combination. Except as set forth in Bright Lights’ Governing Documents or as otherwise contemplated by this Agreement or the Ancillary Agreements and the transactions contemplated hereby and thereby, there is no agreement, commitment, or Governmental Order binding upon the Bright Lights Entities or to which the Bright Lights Entities is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of the Bright Lights Entities or any acquisition of property by the Bright Lights Entities or the conduct of business by the Bright Lights Entities as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not been and would not reasonably be expected to be material to the Bright Lights Entities.

(b) Except for Intermediate Holdco, ParentCo, Merger Sub Corp, Merger Sub LLC and the transactions contemplated by this Agreement and the Ancillary Agreements, Bright Lights does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, Bright Lights has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination. Except for the transactions contemplated by this Agreement and the Ancillary Agreements, none of Intermediate Holdco, ParentCo, Merger Sub Corp or Merger Sub LLC owns or has a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(c) Each of Intermediate Holdco, ParentCo, Merger Sub Corp and Merger Sub LLC was formed solely for the purpose of effecting the transactions contemplated by this Agreement and neither has engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and has no, and at all times prior to the Effective Time, except as expressly contemplated by this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

(d) As of the date hereof and except for this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby (including with respect to expenses and fees incurred in connection therewith), none of Bright Lights or its Subsidiaries is party to any Contract with any other Person that would require payments by Bright Lights or any of its Subsidiaries after the date hereof in excess of $250,000 in the aggregate with respect to any individual Contract, other than Working Capital Loans. As of the date hereof, there are no amounts outstanding under any Working Capital Loans.

Section 5.17 Nasdaq Stock Market Quotation. The Bright Lights Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on Nasdaq under the symbol “BLTS”. The Bright Lights Common Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “BLTSW”. Bright Lights is in compliance with Nasdaq listing rules and there is no Action or proceeding pending or, to the knowledge of Bright Lights, threatened against Bright Lights by Nasdaq or the SEC with respect to any intention by such entity to deregister the Bright Lights Class A Common Stock or Bright Lights Warrants or terminate the listing of Bright Lights Class A Common Stock or Bright Lights Warrants on Nasdaq. None of the Bright Lights Entities or their respective Affiliates has taken any action in an attempt to terminate the registration of the Bright Lights Class A Common Stock or Bright Lights Warrants under the Exchange Act except as contemplated by this Agreement.

Section 5.18 Registration Statement, Proxy Statement and Proxy Statement/Registration Statement. On the effective date of the Registration Statement, the Registration Statement, and when first filed in accordance with Rule 424(b) of the Securities Act and/or filed pursuant to Section 14A of the Exchange Act, the Proxy Statement and the Proxy Statement/Registration Statement (or any amendment or supplement thereto), shall comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act. On the effective date of the Registration Statement, the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. On the date of any filing pursuant to Rule 424(b) of the Securities Act and/or Section 14A of the Exchange Act, the date the Proxy Statement/Registration Statement and the Proxy Statement, as applicable, is first mailed to the Bright Lights Shareholders and certain of the Company’s equityholders, as applicable, and at the time of the Bright

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Lights Shareholders’ Meeting, the Proxy Statement/Registration Statement and the Proxy Statement, as applicable (together with any amendments or supplements thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that Bright Lights makes no representations or warranties as to the information contained in or omitted from the Registration Statement, Proxy Statement or the Proxy Statement/Registration Statement in reliance upon and in conformity with information furnished in writing to Bright Lights by or on behalf of the Company specifically for inclusion in the Registration Statement, Proxy Statement or the Proxy Statement/Registration Statement.

Section 5.19 No Outside Reliance. Notwithstanding anything contained in this Article V or any other provision hereof, each of Bright Lights and its Subsidiaries, and any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives, acknowledge and agree that Bright Lights has made its own investigation of the Company and that neither the Company nor any of its Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Company Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by Bright Lights or its representatives) or reviewed by Bright Lights pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Bright Lights or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article IV of this Agreement. Except as otherwise expressly set forth in this Agreement, Bright Lights understands and agrees that any assets, properties and business of the Company and its Subsidiaries are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article IV, with all faults and without any other representation or warranty of any nature whatsoever.

Section 5.20 No Additional Representation or Warranties. Except as provided in this Article V, none of Bright Lights nor any of its Affiliates, nor any of their respective directors, managers, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Company or its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Company or its Affiliates. Without limiting the foregoing, the Company acknowledges that the Company and its advisors, have made their own investigation of Bright Lights and its Subsidiaries and, except as provided in this Article V, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Bright Lights or any of its Subsidiaries, the prospects (financial or otherwise) or the viability or likelihood of success of the business of Bright Lights and its Subsidiaries as conducted after the Closing, as contained in any materials provided by Bright Lights, its Subsidiaries or any of their Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or representatives or otherwise.

Article VI

COVENANTS OF THE COMPANY

Section 6.1 Conduct of Business. From the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article X (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as otherwise explicitly contemplated by this Agreement or the Ancillary Agreements or required by Law or as consented to by Bright Lights in writing (which consent shall not be unreasonably withheld, conditioned or delayed), use reasonable best efforts to operate the business of the Company in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, except as set forth on Section 6.1 of the Company Disclosure Letter or as consented to by Bright Lights in writing (which consent shall not be unreasonably withheld, conditioned or delayed) the Company shall not, and the Company shall cause its Subsidiaries not to, except as otherwise contemplated by this Agreement or the Ancillary Agreements or required by Law:

(a) change or amend the Governing Documents of the Company or any of the Company’s Subsidiaries or form or cause to be formed any new Subsidiary of the Company;

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(b) make or declare any dividend or distribution to the equityholders of the Company or make any other distributions in respect of any of the Company Unit or equity interests;

(c) split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of the Company’s or any of its Subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly-owned Subsidiary of the Company that remains a wholly-owned Subsidiary of the Company after consummation of such transaction;

(d) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of the Company or its Subsidiaries, except for (i) the acquisition by the Company or any of its Subsidiaries of any shares of capital stock, membership interests or other equity interests of the Company or its Subsidiaries in connection with the forfeiture or cancellation of such interests, including, for the avoidance of doubt, redemptions of equity securities from former employees upon the terms set forth in the underlying agreements governing such equity securities or (ii) transactions between the Company any wholly-owned Subsidiary of the Company or between wholly-owned Subsidiaries of the Company;

(e) (i) enter into, modify in any material respect or terminate any Contract of a type required to be listed on Section 4.12(a) of the Company Disclosure Letter, or any Real Property Lease or (ii) waive, release or assign any rights under any Contract of a type required to be listed on Section 4.12(a) of the Company Disclosure Letter, or any Real Property Lease;

(f) sell, assign, transfer, convey, lease, sublease, sub-sublease or otherwise dispose of or mortgage, pledge or subject to any encumbrance any assets or properties of the Company or its Subsidiaries, including, without limitation, any Leased Real Property, except for (i) dispositions of obsolete or worthless equipment, (ii) transactions among the Company and its wholly-owned Subsidiaries or among its wholly-owned Subsidiaries and (iii) transactions in the ordinary course of business consistent with past practice;

(g) acquire, or agree to acquire in any manner, any ownership interest in any real property;

(h) except as otherwise required by Law, existing Company Benefit Plans or the Contracts listed on Section 4.12(a) of the Company Disclosure Letter, (i) grant or adopt or enter into any arrangement for any severance, retention, change in control or termination or similar pay, except in connection with the promotion, hiring or termination of employment of any non-officer employee having an annual base salary less than or equal to $175,000 in the ordinary course of business consistent with past practice, (ii) make any change in the key management structure of the Company or any of the Company’s Subsidiaries, including the hiring or termination of any employees with an annual base salary of $175,000 or more, other than terminations for cause or due to death or disability, (iii) terminate, adopt, enter into or materially amend any Company Benefit Plan, (iv) increase the cash compensation or bonus opportunity of any employee, officer, director or other individual service provider, except for increases to non-officer employees in the ordinary course of business consistent with past practice, (v) establish any trust or take any other action to secure the payment of any compensation payable by the Company or any of the Company’s Subsidiaries or (vi) take any action to amend or waive any performance or vesting criteria or to accelerate the time of vesting or payment of any compensation or benefit payable by the Company or any of the Company’s Subsidiaries;

(i) acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

(j) (i) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Subsidiary of the Company or otherwise incur or assume any Indebtedness, or (ii) guarantee any Indebtedness of another Person, the sum of (i) and (ii) not to be in excess of $250,000 in the aggregate, in each case, other than (x) in the ordinary course of business consistent with past practice and (y) as between the Company and its Subsidiaries;

(k) (i) make or change any material election in respect of material Taxes (other than make an election under Section 754 of the Code), (ii) materially amend any filed material Tax Return, (iii) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any analogous provision of state, local, or foreign Law) with any Governmental Authority in respect of material Taxes executed on or prior to the Closing Date, (v) enter into any Tax sharing or similar agreement (other than any such agreement solely between the Company and its existing Subsidiaries

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or a customary commercial or financing agreement (or an agreement entered into in the ordinary course of business) not primarily related to Taxes), (vi) settle any claim or assessment in respect of material Taxes or (vii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes;

(l) take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Intended Tax Treatment;

(m) discharge any secured or unsecured obligation or liability (whether accrued, absolute, contingent or otherwise) which individually or in the aggregate exceed $750,000, except as such obligations become due;

(n) issue any additional Company Units or securities exercisable for or convertible into Company Units, or grant any additional Company Incentive Units, or promise to grant any other equity or equity-related interests of the Company or ParentCo;

(o) adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Mergers);

(p) waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, Action, litigation or other Legal Proceedings, except in the ordinary course of business or where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $500,000 in the aggregate;

(q) assign, transfer, pledge, sell or license to any Person rights to any Intellectual Property that is material to the Company or any of its Subsidiaries, or dispose of, abandon, permit to lapse or fail to preserve any rights to any Intellectual Property that is material to the Company or any of its Subsidiaries, except for the expiration of Company Registered Intellectual Property in accordance with the applicable statutory term or for the grant of non-exclusive licenses in the ordinary course of business, consistent with past practice;

(r) deliver, license or make available to any escrow agent or other Person source code for any software owned or purported to be owned by the Company or any of its Subsidiaries;

(s) modify in any material respect any of the privacy policies, or any administrative, technical or physical safeguards related to privacy or cybersecurity, except (i) to remediate any security issue, (ii) to enhance data security or integrity, (iii) to comply with applicable Law, or (iv) as otherwise directed or required by a Governmental Authority;

(t) disclose or agree to disclose to any Person (other than Bright Lights or any of its representatives) any trade secret or any other material confidential or proprietary information, know-how or process of the Company or any of its Subsidiaries other than in the ordinary course of business consistent with past practice and pursuant to obligations to maintain the confidentiality thereof;

(u) make or commit to make any capital expenditures;

(v) manage the Company’s and its Subsidiaries’ working capital (including paying amounts payable in a timely manner when due and payable) in a manner other than in the ordinary course of business consistent with past practice;

(w) other than as required by applicable Law, modify, enter into or extend any collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, labor organization, works council or group of employees of the Company or its Subsidiaries, or recognize or certify any labor union, labor organization, works council or group of employees of the Company or its Subsidiaries as the bargaining representative for any employees of the Company or its Subsidiaries;

(x) terminate without replacement or fail to use reasonable efforts to maintain any License material to the conduct of the business of the Company and its Subsidiaries, taken as a whole;

(y) waive the restrictive covenant obligations of any current or former employee or independent contractor of the Company or any of the Company’s Subsidiaries;

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(z) (i) limit the right of the Company or any of the Company’s Subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person or (ii) grant any exclusive rights to any Person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of the Company and its Subsidiaries, taken as a whole;

(aa) terminate without replacement or amend in a manner materially detrimental to the Company and its Subsidiaries, taken as a whole, any insurance policy insuring the business of the Company or any of the Company’s Subsidiaries; or

(bb) enter into any agreement to do any action prohibited under this Section 6.1.

Section 6.2 Inspection. Subject to confidentiality obligations that may be applicable to information furnished to the Company or any of the Company’s Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege (provided that, to the extent possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), and to the extent permitted by applicable Law, (a) the Company shall, and shall cause its Subsidiaries to, afford to Bright Lights and its accountants, counsel and other representatives reasonable access during the Interim Period (including for the purpose of coordinating transition planning for employees), during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of the Company and its Subsidiaries, to all of their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Company and its Subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries as such representatives may reasonably request; provided, that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company or its Subsidiaries without the prior written consent of the Company, and (b) the Company shall, and shall cause its Subsidiaries to, provide to Bright Lights and, if applicable, its accountants, counsel or other representatives, (x) such information and such other materials and resources relating to any Legal Proceeding initiated, pending or threatened during the Interim Period, or to the compliance and risk management operations and activities of the Company and its Subsidiaries during the Interim Period, in each case, as Bright Lights or such representative may reasonably request, (y) prompt written notice of any material status updates in connection with any such Legal Proceedings or otherwise relating to any compliance and risk management matters or decisions of the Company or its Subsidiaries, and (z) copies of any communications sent or received by the Company or its Subsidiaries in connection with such Legal Proceedings, matters and decisions (and, if any such communications occurred orally, the Company shall, and shall cause its Subsidiaries to, memorialize such communications in writing to Bright Lights). All information obtained by Bright Lights, Intermediate Holdco, ParentCo, Merger Sub Corp, Merger Sub LLC or their respective representatives pursuant to this Section 6.2 shall be subject to the Confidentiality Agreement.

Section 6.3 Preparation and Delivery of Additional Company Financial Statements.

(a) The Company shall act in good faith to deliver to Bright Lights, (i) as soon as reasonably practicable following the date hereof and in any event no later than December 10, 2021, the audited consolidated balance sheets and statements of operations, comprehensive loss, equityholders’ equity and cash flows of the Company and its Subsidiaries as of and for the years ended December 31, 2020 and December 31, 2019, together with the auditor’s reports thereon, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant and (ii) if the Registration Statement is not effective by February 15, 2022, no later than February 15, 2022, the audited consolidated balance sheets and statements of operations, comprehensive loss, equityholders’ equity and cash flows of the Company and its Subsidiaries as of and for the years ended December 31, 2021, together with the auditor’s reports thereon, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (the items in clause (i) and (ii), the “Updated Financial Statements”); provided, that upon delivery of such Updated Financial Statements, such financial statements shall be deemed Annual Financial Statements for the purposes of this Agreement and the representation and warranties set forth in Section 4.8 shall be deemed to apply to such Annual Financial Statements with the same force and effect as if made as of the date of this Agreement.

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(b) The Company shall, as promptly as practicable, provide Bright Lights with all other information concerning the Company and its management, operations and financial condition of the Company and its Subsidiaries, in each case, reasonably requested or required by Bright Lights for inclusion in the Proxy Statement/Registration Statement.

Section 6.4 Affiliate Agreements. All Affiliate Agreements set forth on Section 6.4 of the Company Disclosure Letter shall be terminated or settled at or prior to the Closing without further liability to Bright Lights, the Company or any of the Company’s Subsidiaries, in each case, except as otherwise set forth on Section 6.4 of the Company Disclosure Letter.

Section 6.5 Acquisition Proposals. From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, the Company and its Subsidiaries shall not, and the Company shall instruct and use its reasonable best efforts to cause its representatives, not to (i) initiate any negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or any of the Company’s Subsidiaries to any Person relating to, an Acquisition Proposal or afford to any Person access to the business, properties, assets or personnel of the Company or any of the Company’s Subsidiaries in connection with an Acquisition Proposal, (ii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, or (iv) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal.

Section 6.6 Payoff Letters. The Company shall, and shall cause each of its Subsidiaries to use commercially reasonable efforts to (a) obtain the Payoff Letters, which shall (i) contain the name and account number of each Person to which Indebtedness shall be due and payable at the Closing and provide for the full amount of Indebtedness to be paid to each such Person at the Closing and wire instructions to do so and (ii) provide for the release of all Liens and guarantees provided in support of the obligations with respect to such Indebtedness upon the payment of such amounts and contingent upon the Closing and (b) provide Bright Lights with a copy of such Payoff Letters at least three (3) Business Days prior to the Closing Date.

Article VII

COVENANTS OF Bright Lights

Section 7.1 Employee Matters.

(a) Equity Plans. Prior to the Closing Date, Bright Lights shall approve and adopt a 2021 Omnibus Incentive Plan in substantially the form attached hereto as Exhibit G (with such changes as may be agreed in writing by Bright Lights and the Company, the “Equity Incentive Plan”) and the Company shall approve and adopt the 2021 Management Incentive Plan in substantially the form attached hereto as Exhibit H (which such changes as may be agreed in writing by the Bright Lights and the Company, the “Management Incentive Plan”). Within two (2) Business Days following the expiration of the sixty (60) day period following the date ParentCo has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, ParentCo shall file an effective registration statement on Form S-8 with respect to the ParentCo Class A Common Stock issuable under the Equity Incentive Plan, and ParentCo shall use reasonable best efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus contained therein) for so long as awards granted pursuant to the Equity Incentive Plan remain outstanding. The Company shall grant equity awards to the Company’s Chief Executive Officer and the Company’s President on the Closing Date under the Management Incentive Plan in the amounts and in accordance with the general terms set forth in the Employment Agreements and the Management Incentive Plan.

(b) Communication. Any written or oral communications proposed to be delivered to employees of the Company or any of its Subsidiaries regarding employees’ level of (or rights with respect to) continued employment or benefits or compensation at or after Closing, in connection with such employees’ rights and obligations contained in this Agreement (if any), or otherwise respecting any material changes or potential material changes in employee benefit plans, practices or procedures that may or will occur in connection with or following the transactions contemplated by this Agreement shall be subject to the review and prior consent of Bright Lights (such consent not to be unreasonably withheld, conditioned or delayed).

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(c) No Third-Party Beneficiaries. Notwithstanding anything herein to the contrary, each of the parties to this Agreement acknowledges and agrees that all provisions contained in this Section 7.1 are included for the sole benefit of the Constituent Corporations and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of the Constituent Corporations, the Company or their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, agreement or other arrangement following the Closing Date, or (iii) shall confer upon any Person who is not a party to this Agreement (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

Section 7.2 Trust Account Proceeds and Related Available Equity.

(a) If (i) the amount of cash available in the Trust Account following the Bright Lights Shareholder Meeting, after deducting the amount required to satisfy the Bright Lights Share Redemption Amount (but prior to payment of (x) any deferred underwriting commissions being held in the Trust Account, and (y) any Transaction Expenses or transaction expenses of Bright Lights (including transaction expenses incurred, accrued, paid or payable by Bright Lights’ Affiliates on Bright Lights’ behalf), as contemplated by Section 11.6), plus (ii) the PIPE Investment Amount expected to be received by ParentCo prior to or substantially concurrently with the Closing, plus (iii) the aggregate proceeds of any other equity financing of Bright Lights or ParentCo entered into between the date hereof and Closing (the sum of (i) and (ii), the “Available Bright Lights Cash”), is equal to or greater than $75,000,000 (the “Minimum Available Bright Lights Cash Amount”), then the condition set forth in Section 9.3(c) shall be satisfied. Notwithstanding the foregoing, Sponsor or any of its or its member’s affiliates shall have the right, but not the obligation, prior to the Closing to acquire common stock of ParentCo (on the same terms and conditions as set forth in the Subscription Agreements) and the proceeds of such acquisition shall constitute additional Available Bright Lights Cash for purposes of this Section 7.2(a).

(b) Upon satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to the Trustee (which notice Bright Lights shall provide to the Trustee in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, at the Closing, the Surviving Corporation (a) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (b) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (1) pay as and when due all amounts payable to Bright Lights Shareholders pursuant to the Bright Lights Share Redemptions, and (2) pay all remaining amounts then available in the Trust Account to the Surviving Corporation for immediate use, subject to this Agreement and the Trust Agreement, and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 7.3 Nasdaq/NYSE Listing. From the date hereof through the Effective Time, Bright Lights shall ensure Bright Lights remains listed as a public company on Nasdaq or that it is listed as a public company on the New York Stock Exchange (“NYSE”). Prior to the Second Effective Time, ParentCo shall prepare and submit to either Nasdaq or NYSE a listing application, if required under Nasdaq listing rules or NYSE listing rules, as applicable, covering the shares of ParentCo Class A Common Stock issuable in the Manscaped, Inc. Merger, and shall obtain approval for the listing of such shares of ParentCo Class A Common Stock, and the Company shall reasonably cooperate with Bright Lights with respect to such listing.

Section 7.4 No Solicitation by Bright Lights. From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, Bright Lights shall not, and shall cause its Subsidiaries not to, and Bright Lights shall instruct its and their representatives, not to, (i) make any proposal or offer that constitutes a Business Combination Proposal, (ii) initiate any discussions or negotiations with any Person with respect to a Business Combination Proposal or (iii) enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a Business Combination Proposal, in each case, other than to or with the Company and its respective representatives. From and after the date hereof, Bright Lights shall, and shall instruct its officers and directors to, and Bright Lights shall instruct and cause its representatives, its Subsidiaries and their respective representatives to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to a Business Combination Proposal (other than the Company and its representatives).
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Section 7.5 Bright Lights Conduct of Business.

(a) During the Interim Period, Bright Lights shall, and shall cause each of its Subsidiaries to, except as contemplated by this Agreement (including as contemplated by the PIPE Investment), or as consented to by the Company in writing (which consent shall not be unreasonably withheld, conditioned or delayed), operate its business in the ordinary course and consistent with past practice. Without limiting the generality of the foregoing, except as consented to by the Company in writing (which consent shall not be unreasonably withheld, conditioned, or, delayed), Bright Lights shall not, and Bright Lights shall cause each of its Subsidiaries not to, except as otherwise contemplated by this Agreement (including as contemplated by the PIPE Investment) or the Ancillary Agreements or as required by Law:

(i) change, modify or amend the Trust Agreement or the Governing Documents of Bright Lights or any of its Subsidiaries, except as contemplated by the Transaction Proposals;

(ii) (x) make or declare any dividend or distribution to the shareholders of Bright Lights or make any other distributions in respect of any of Bright Lights Common Stock, Intermediate Holdco capital stock, ParentCo Class A Common Stock, Merger Sub Corp capital stock or Merger Sub LLC Units, share capital or equity interests, (y) split, combine, reclassify or otherwise amend any terms of any shares or series of Bright Lights Common Stock, Intermediate Holdco capital stock, ParentCo Class A Common Stock, Merger Sub Corp capital stock or Merger Sub LLC Units or equity interests, or (z) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of Bright Lights, Intermediate Holdco, ParentCo, Merger Sub Corp or Merger Sub LLC, other than a redemption of shares of Bright Lights Class A Common Stock made as part of the Bright Lights Share Redemptions;

(iii) (A) make or change any material election in respect of material Taxes, (B) amend any filed material Tax Return, (C) adopt or request permission of any taxing authority to change any accounting method in respect of material Taxes, (D) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or foreign Law) with any Governmental Authority in respect of material Taxes, (E) enter into any Tax sharing or similar agreement, (F) settle any claim or assessment in respect of material Taxes, or (F) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes;

(iv) take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Intended Tax Treatment;

(v) other than as expressly required by the Sponsor Support Agreement or in respect of any Working Capital Loan, enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of Bright Lights, Intermediate Holdco, ParentCo, Merger Sub Corp or Merger Sub LLC (including, for the avoidance of doubt, (x) the Sponsor and (y) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

(vi) incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Bright Lights or any of its Subsidiaries or guaranty any debt securities of another Person, other than any indebtedness for borrowed money or guarantee (x) incurred in the ordinary course of business consistent with past practice and in an aggregate amount not to exceed $1,000,000, (y) incurred between Bright Lights and any of its Subsidiaries, or between or among any of its Subsidiaries or (z) in respect of any Working Capital Loan in an aggregate not to exceed $1,500,000;

(vii)    incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness or otherwise knowingly and purposefully incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations, other than fees and expenses for professional services incurred in support of the transactions contemplated by this Agreement and the Ancillary Agreements or in support of the ordinary course operations of Bright Lights (which the parties agree shall include any Indebtedness in respect of any Working Capital Loan incurred in the ordinary course of business);

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(viii)   (A) issue any Bright Lights Securities or securities exercisable for or convertible into Bright Lights Securities, other than the issuance of the ParentCo Merger Consideration by the Surviving Corporation, (B) grant any options, warrants or other equity-based awards with respect to Bright Lights Securities not outstanding on the date hereof (other than with respect of any Working Capital Loan), or (C) amend, modify or waive any of the material terms or rights set forth in any Bright Lights Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein; or

(ix) enter into any agreement to do any action prohibited under this Section 7.5.

(b) During the Interim Period, Bright Lights shall, and shall cause its Subsidiaries to comply with, and continue performing under, as applicable, Bright Lights’ Governing Documents, the Trust Agreement and all other agreements or Contracts to which Bright Lights or its Subsidiaries may be a party.

Section 7.6 Post-Closing Directors and Officers of ParentCo. Subject to the terms of the ParentCo Governing Documents, ParentCo shall take all such action within its power as may be necessary or appropriate such that immediately following the Effective Time:

(a) the Board of Directors of ParentCo shall consist of up to seven (7) directors, which shall initially include:

•        one (1) director nominee to be designated by ParentCo who shall initially be Mike Mahan;

•        the four (4) directors of the Company immediately prior to the Effective Time; and

•        two (2) independent director nominees to be designated by the Company with the assistance of Bright Lights as soon as reasonably practicable following the date of this Agreement;

(b) the Board of Directors of ParentCo shall have a majority of “independent” directors for the purposes of Nasdaq or NYSE, as applicable, each of whom shall serve in such capacity in accordance with the terms of the ParentCo Governing Documents following the Effective Time; and

(c) the initial officers of ParentCo shall be as set forth on Section 2.8(c) of the Company Disclosure Letter, who shall serve in such capacity in accordance with the terms of the ParentCo Governing Documents following the Effective Time.

Section 7.7 Indemnification and Insurance.

(a) From and after the Effective Time, Bright Lights agrees that it shall indemnify and hold harmless each present and former director and officer of the (x) Company and each of its Subsidiaries (the “Company Indemnified Parties”) and (y) Bright Lights and each of its Subsidiaries (together with the Company Indemnified Parties, the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company, Bright Lights or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and its respective certificate of incorporation, certificate of formation, bylaws, limited liability company agreement or other organizational documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Bright Lights shall, and shall cause its Subsidiaries to (i) maintain for a period of not less than six (6) years from the Effective Time provisions in its Governing Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of Bright Lights’ and its Subsidiaries’ former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the Governing Documents of the Company, Bright Lights or their respective Subsidiaries, as applicable, in each case, as of the date of this Agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. ParentCo shall assume, and be liable for, each of the covenants in this Section 7.7.

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(b) For a period of six (6) years from the Effective Time, Bright Lights shall maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by Bright Lights’, the Company’s or their respective Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Bright Lights or its agents or representatives) on terms not less favorable than the terms of such current insurance coverage; provided, however, that (i) Bright Lights may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six (6) year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six (6) year period, any insurance required to be maintained under this Section 7.7 shall be continued in respect of such claim until the final disposition thereof.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.7 shall survive the consummation of the Transactions indefinitely and shall be binding, jointly and severally, on Bright Lights and all successors and assigns of Bright Lights. In the event that Bright Lights or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Bright Lights shall ensure that proper provision shall be made so that the successors and assigns of Bright Lights shall succeed to the obligations set forth in this Section 7.7.

(d) On the Closing Date, ParentCo shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and ParentCo with the post-Closing directors and officers of ParentCo, which indemnification agreements shall continue to be effective following the Closing.

Section 7.8 Bright Lights Public Filings. From the date hereof through the Effective Time, Bright Lights will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

Section 7.9 PIPE Subscriptions. Unless otherwise approved in writing by the Company (which approval shall not be unreasonably withheld, conditioned or delayed), ParentCo and Bright Lights shall not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the Subscription Agreements, except for any such actions that would not increase conditionality or impose any new obligation on the Company, ParentCo or Bright Lights, reduce or impair the rights of Bright Lights or ParentCo under any Subscription Agreement or otherwise adversely affect any rights of Bright Lights, ParentCo or the Company under any Subscription Agreement and except for any assignment or transfer contemplated in or expressly permitted by any Subscription Agreement (without any further amendment, modification or waiver to such assignment or transfer provision). Subject to the immediately preceding sentence and in the event that all conditions in the Subscription Agreements have been satisfied, each of Bright Lights and ParentCo shall use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms described therein, including using its reasonable best efforts to enforce its rights under the Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) ParentCo the applicable purchase price under each PIPE Investor’s applicable Subscription Agreement in accordance with its terms.

Section 7.10   Stockholder Litigation. In the event that any litigation related to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby is brought, or, to the knowledge of Bright Lights, threatened in writing, against ParentCo, Bright Lights or the Board of Directors of ParentCo or Bright Lights by any of stockholders of Bright Lights prior to the Closing, Bright Lights shall promptly notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. Bright Lights shall provide the Company the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall give due consideration to the Company’s advice with respect to such litigation and shall not settle any such litigation without prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed.

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Article VIII

JOINT COVENANTS

Section 8.1 HSR Act; Other Filings.

(a) In connection with the transactions contemplated hereby, each of the Company and Bright Lights shall (and, to the extent required, shall cause its Affiliates to) comply promptly with the notification and reporting requirements of the HSR Act. Each of the Company and Bright Lights shall substantially comply with any Antitrust Information or Document Requests.

(b) Each of the Company and Bright Lights shall (and, to the extent required, shall cause its Affiliates to) request early termination of any waiting period under the HSR Act and exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and (ii) prevent the entry, in any Legal Proceeding brought by an Antitrust Authority or any other Person, of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated hereby.

(c) Bright Lights shall cooperate in good faith with Governmental Authorities and undertake promptly any and all action required to complete lawfully the transactions contemplated hereby as soon as practicable (but in any event prior to the Agreement End Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Governmental Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Transactions, including, with the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned, delayed or denied), (i) proffering and consenting and/or agreeing to a Governmental Order or other agreement providing for (A) the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets or lines of business of the Company or Bright Lights or (B) the termination, amendment or assignment of existing relationships and contractual rights and obligations of the Company or Bright Lights and (ii) promptly effecting the disposition, licensing or holding separate of assets or lines of business or the termination, amendment or assignment of existing relationships and contractual rights, in each case, at such time as may be necessary to permit the lawful consummation of the transactions contemplated hereby on or prior to the Agreement End Date. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, neither the Company nor Bright Lights shall be required to undertake any action under this Section 8.1 if such action, individually or in the aggregate, would adversely and materially impact the Company’s or Bright Lights’ expected benefits from the transactions contemplated hereby.

(d) With respect to each of the above filings, and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Company and Bright Lights shall (and, to the extent required, shall cause its controlled Affiliates to) (i) diligently and expeditiously defend and use reasonable best efforts to obtain any necessary clearance, approval, consent, or Governmental Authorization under Laws prescribed or enforceable by any Governmental Authority for the transactions contemplated by this Agreement and to resolve any objections as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement; and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by Law, the Company shall promptly furnish to Bright Lights, and Bright Lights shall promptly furnish to the Company, copies of any notices or written communications received by such party or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated hereby, and each party shall permit counsel to the other parties an opportunity to review in advance, and each party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such party and/or its Affiliates to any Governmental Authority concerning the transactions contemplated hereby; provided, that none of the parties shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority without the written consent of the other parties. Materials required to be provided pursuant to this Section 8.1(d) may be restricted to outside counsel and may be redacted (x) to remove references concerning the valuation of the Company, (y) as necessary to comply with contractual arrangements, and (z) to remove references to privileged information. To the extent not prohibited by Law, the Company agrees to provide Bright Lights and its counsel, and Bright Lights agrees to provide the Company and its counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby.

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(e) Each of the Company, on the one hand, and Bright Lights, on the other, shall be responsible for and pay one-half of the filing fees payable to the Antitrust Authorities in connection with the transactions contemplated hereby.

Section 8.2 Preparation of Proxy Statement/Registration Statement; Shareholders’ Meeting and Approvals.

(a) Registration Statement and Prospectus.

(i) As promptly as practicable after the execution of this Agreement, (x) ParentCo, Bright Lights and the Company shall jointly prepare and ParentCo shall file with the SEC, mutually acceptable materials which shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to the Bright Lights Shareholders relating to the Bright Lights Shareholders’ Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”), and (y) ParentCo shall prepare (with the Company’s reasonable cooperation (including causing its Subsidiaries and representatives to cooperate)) and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of certain of the shares of ParentCo Class A Common Stock to be issued in the ParentCo Merger (collectively, the “Registration Statement Securities”). Each of ParentCo, Bright Lights and the Company shall use its reasonable best efforts to cause the Proxy Statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby. Each of ParentCo and Bright Lights also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby, and the Company shall furnish all information concerning the Company, its Subsidiaries and any of their respective members or stockholders as may be reasonably requested in connection with any such action. Each of ParentCo, Bright Lights and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of ParentCo, Bright Lights, the Company or their respective Subsidiaries to any regulatory authority (including Nasdaq or NYSE, as applicable) in connection with the ParentCo Merger and the other transactions contemplated hereby (the “Offer Documents”). Bright Lights will cause the Proxy Statement/Registration Statement to be mailed to the Bright Lights Shareholders in each case promptly after the Registration Statement is declared effective under the Securities Act.

(ii) To the extent not prohibited by Law, Bright Lights will advise the Company, reasonably promptly after ParentCo or Bright Lights receives notice thereof, of the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the ParentCo Class A Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. To the extent not prohibited by Law, the Company and their counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC, and ParentCo and Bright Lights shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Law, ParentCo and Bright Lights shall provide the Company and their counsel with (i) any comments or other communications, whether written or oral, that ParentCo, Bright Lights or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Offer Documents promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of ParentCo or Bright Lights to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.

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(iii) Each of ParentCo, Bright Lights and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) the Proxy Statement will, at the date it is first mailed to the Bright Lights Shareholders and at the time of the Bright Lights Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iv) If at any time prior to the Effective Time any information relating to the Company, ParentCo, Bright Lights or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company, ParentCo or Bright Lights, which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Bright Lights Shareholders.

(b) Bright Lights Shareholder Approval. Bright Lights shall (a) as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) cause the Proxy Statement to be disseminated to Bright Lights Shareholders in compliance with applicable Law, (ii) solely with respect to the following clause (1), duly (1) give notice of and (2) convene and hold a meeting of its shareholders (the “Bright Lights Shareholders’ Meeting”) in accordance with Bright Lights’ Governing Documents and Nasdaq or NYSE listing rules, as applicable, for a date no later than thirty (30) Business Days following the date the Registration Statement is declared effective, and (iii) solicit proxies from the holders of Bright Lights Common Stock to vote in favor of each of the Transaction Proposals, and (b) provide its shareholders with the opportunity to elect to effect an Bright Lights Share Redemption. Bright Lights shall, through its Board of Directors, recommend to its shareholders the (A) approval of the change of Bright Lights’ name to “Manscaped Holdings, Inc.”, (B) amendment and restatement of Bright Lights’ Governing Documents, in substantially the form attached as Exhibits A and B to this Agreement (as may be subsequently amended by mutual written agreement of the Company and Bright Lights at any time before the effectiveness of the Registration Statement), including any separate or unbundled proposals as are required to implement the foregoing, (C) the adoption and approval of this Agreement and the Transactions contemplated by this Agreement in accordance with applicable Law and exchange rules and regulations, (D) approval of the issuance of shares of ParentCo Class A Common Stock as contemplated by this Agreement and in connection with the PIPE Investment, (E) approval of the adoption by Bright Lights of the equity plans described in Section 7.1, (F) the election of directors effective as of the Closing as contemplated by Section 7.6, (G) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (H) adoption and approval of any other proposals as reasonably agreed by Bright Lights and the Company to be necessary or appropriate in connection with the transactions contemplated hereby, and (I) adjournment of the Bright Lights Shareholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (I), together, the “Transaction Proposals”), and include such recommendation in the Proxy Statement, with such changes as mutually agreed to by the parties hereto. Bright Lights may only adjourn the Bright Lights Shareholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the Bright Lights Shareholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Bright Lights has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Bright Lights Shareholders prior to the Bright Lights Shareholders’ Meeting; provided, that the Bright Lights Shareholders’ Meeting (x) may not be adjourned to a date that is more than fifteen (15) days after the date for which the Bright Lights Shareholders’ Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (y) shall not be held later than three (3) Business Days prior to the Agreement End Date. Bright Lights agrees that it shall provide the holders of shares of Bright Lights Class A Common Stock the opportunity to elect redemption of such shares of Bright Lights Class A Common Stock in connection with the Bright Lights Shareholders’ Meeting, as required by Bright Lights’ Governing Documents.

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(c) Company Equityholder Approval. Upon the terms set forth in this Agreement, the Company shall (i) use its reasonable best efforts to solicit and obtain the Company Equityholder Approval in the form of an irrevocable written consent (the “Written Consent”) of each of the Requisite Company Equityholders (pursuant to the Company Equityholders Support Agreement) as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act, or (ii) in the event the Company is not able to obtain the Written Consent, the Company shall duly convene a meeting of the equityholders of the Company for the purpose of voting solely upon the adoption of this Agreement, the other agreements contemplated hereby and the transactions contemplated hereby and thereby, including the Transactions, as soon as reasonably practicable after the Registration Statement is declared effective. The Company shall obtain the Company Equityholder Approval at such meeting of the equityholders of the Company and shall take all other action necessary or advisable to secure the Company Equityholder Approval as soon as reasonably practicable after the Registration Statement is declared effective.

Section 8.3 Support of Transaction. Without limiting any covenant contained in Article VI or Article VII, Bright Lights and the Company shall each, and each shall cause its Subsidiaries to (a) provide all third parties notice as required in connection with the Transactions and the other transactions contemplated by this Agreement, (b) use reasonable best efforts to obtain all consents and approvals of third parties as required in connection with the Transactions and the other transactions contemplated by this Agreement, and (c) take such other action as may be reasonably necessary or as another party hereto may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the transactions contemplated hereby as soon as practicable. Notwithstanding anything to the contrary contained herein, no action taken by the Company under this Section 8.3 will constitute a breach of Section 6.1.

Section 8.4 Tax Matters.

(a) In the event that ParentCo, Bright Lights or the Company seeks a tax opinion from its respective tax advisor regarding the Intended Tax Treatment, or the SEC requests or requires tax opinions, each party shall use reasonable efforts to execute and deliver customary tax representation letters (not to be inconsistent with this Agreement) as the applicable tax advisor may reasonably request in form and substance reasonably satisfactory to such advisor. If the SEC (or its staff) requests or requires any opinion on the Intended Tax Treatment or other tax consequences of the transactions contemplated by this Agreement, the Company shall cause such opinion (as so required or requested) to be provided by one of its advisors.

(b) The applicable Parties shall cooperate in filing such forms and documents as may be necessary and to obtain any exemption or refund of any Transfer Taxes.

Section 8.5 Section 16 Matters. Prior to the Effective Time, each of the Company and Bright Lights shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of Company Units or acquisitions of shares of ParentCo Class A Common Stock (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the transactions contemplated hereby by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the transactions contemplated hereby to be exempt under Rule B-3 promulgated under the Exchange Act.

Section 8.6 Cooperation; Consultation.

(a) Prior to Closing, each of the Company and Bright Lights shall, and each of them shall cause its respective Subsidiaries and Affiliates (as applicable) and its and their officers, directors, managers, employees, consultants, counsel, accounts, agents and other representatives to, reasonably cooperate in a timely manner in connection with any financing arrangement the parties mutually agree to seek in connection with the transactions contemplated by this Agreement (it being understood and agreed that the consummation of any such financing by the Company or Bright Lights shall be subject to the parties’ mutual agreement), including (if mutually agreed by the parties) (a) by providing such information and assistance as the other party may reasonably request (including the Company providing such financial statements and other financial data relating to the Company and its Subsidiaries as would be required if Bright Lights were filing a general form for registration of securities under Form 10 following the consummation of the transactions contemplated hereby and a registration statement on Form S-1 for the resale of the securities issued in the PIPE Investment following the consummation of the transactions contemplated hereby), (b) granting such access to the other party and its representatives as may be reasonably necessary for their due diligence, and (c) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due

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diligence sessions with respect to such financing efforts (including direct contact between senior management and other representatives of the Company and its Subsidiaries at reasonable times and locations). All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company, Bright Lights, or their respective auditors.

Article IX

CONDITIONS TO OBLIGATIONS

Section 9.1 Conditions to Obligations of Bright Lights, Intermediate Holdco, ParentCo, Merger Sub Corp, Merger Sub LLC and the Company. The obligations of Bright Lights, Intermediate Holdco, ParentCo, Merger Sub Corp, Merger Sub LLC and the Company to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following conditions at or prior to Closing, any one or more of which may be waived in writing by all of such parties:

(a) The Bright Lights Shareholder Approval shall have been obtained;

(b) The Company Equityholder Approval shall have been obtained;

(c) The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

(d) The waiting period or periods (and any extension thereof) under the HSR Act applicable to the transactions contemplated by this Agreement and the Ancillary Agreements shall have expired or been terminated;

(e) There shall not be in force any Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions; provided, that the Governmental Authority issuing such Governmental Order has jurisdiction over the parties hereto with respect to the transactions contemplated hereby;

(f) Bright Lights shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act);

(g) The shares of ParentCo Class A Common Stock and ParentCo Common Warrants to be issued in connection with the ParentCo Merger shall have been approved for listing on Nasdaq or NYSE;

(h) The Employment Agreements shall remain in full force and effect and shall not have been revoked, rescinded, or otherwise repudiated by the respective employee signatories thereto, and neither Paul Tran nor Kevin Datoo shall have terminated his employment or engagement or indicated that he is not willing or does not intend to be employed or engaged by ParentCo (or any of its Subsidiaries) following the Closing; and

(i) The Restructuring shall have been completed in accordance with the terms of the Restructuring Agreement.

Section 9.2 Conditions to Obligations of Bright Lights and its Subsidiaries. The obligations of Bright Lights and its Subsidiaries to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Bright Lights and its Subsidiaries:

(a) (i) The representations and warranties of the Company contained in Section 4.6 shall be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements, (ii) the Company Fundamental Representations (other than Section 4.6) (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) shall be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) shall be true and correct in all material respects at and as of such date, except for changes

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after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements and (iii) each of the representations and warranties of the Company contained in this Agreement other than the Company Fundamental Representations (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

(b) Each of the covenants of the Company to be performed as of or prior to the Closing shall have been performed in all material respects; provided, that for purposes of this Section 9.2(b), a covenant of the Company shall only be deemed to have not been performed if the Company has materially breached such material covenant and failed to cure within twenty (20) days after notice (or if earlier, the Agreement End Date);

(c) The Available Bright Lights Cash shall be no less than the Minimum Available Bright Lights Cash Amount; and

(d) There has not been any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 9.3 Conditions to the Obligations of the Company. The obligation of the Company to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a) (i) The representations and warranties of Bright Lights contained in Section 5.12 shall be true and correct in all but de minimis respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all but de minimis respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement and (ii) each of the representations and warranties of Bright Lights contained in this Agreement (other than Section 5.12) (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) shall be true and correct in all material respects, in each case as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date, except for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement or the Ancillary Agreements;

(b) Each of the covenants of Bright Lights to be performed as of or prior to the Closing shall have been performed in all material respects; and

(c) The Available Bright Lights Cash shall be no less than the Minimum Available Bright Lights Cash Amount.

Article X

TERMINATION/EFFECTIVENESS

Section 10.1   Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned:

(a) by written consent of the Company and Bright Lights;

(b) by the Company or Bright Lights if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and nonappealable and has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions;

(c) by the Company if the Bright Lights Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Bright Lights Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

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(d) prior to the Closing by written notice to the Company from Bright Lights if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 9.2(a) or Section 9.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by the Company of notice from Bright Lights of such breach, but only as long as the Company continues to use its respective reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, or (ii) the Closing has not occurred on or before June 22, 2022 (the “Agreement End Date”), unless Bright Lights is in material breach hereof;

(e) prior to the Closing, by written notice to Bright Lights from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Bright Lights, Intermediate Holdco, ParentCo, Merger Sub Corp or Merger Sub LLC set forth in this Agreement, such that the conditions specified in Section 9.3(a) and Section 9.3(b) would not be satisfied at the Closing (a “Terminating Bright Lights Breach”), except that, if any such Terminating Bright Lights Breach is curable by Bright Lights through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by Bright Lights of notice from the Company of such breach, but only as long as Bright Lights continues to exercise such reasonable best efforts to cure such Terminating Bright Lights Breach (the “Bright Lights Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Bright Lights Breach is not cured within the Bright Lights Cure Period or (ii) the Closing has not occurred on or before the Agreement End Date, unless the Company is in material breach hereof; or

(f) by Bright Lights if the Company Equityholder Approval shall not have been obtained within forty-eight (48) hours of the effective date of the Registration Statement.

Section 10.2   Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or equityholders, other than liability of the Company, Bright Lights, ParentCo, Intermediate Holdco, Merger Sub Corp or Merger Sub LLC, as the case may be, for any willful and material breach of this Agreement occurring prior to such termination, except that the provisions of this Section 10.2 and Article XI and the Confidentiality Agreement shall survive any termination of this Agreement.

Article XI

MISCELLANEOUS

Section 11.1   Trust Account Waiver. The Company acknowledges that Bright Lights is a blank check company with the powers and privileges to effect a Business Combination. The Company further acknowledges that, as described in the prospectus dated January 6, 2021 (the “Prospectus”) available at www.sec.gov, substantially all of Bright Lights assets consist of the cash proceeds of Bright Lights’ initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in a the trust account for the benefit of Bright Lights, certain of its public stockholders and the underwriters of Bright Lights’ initial public offering (the “Trust Account”). The Company acknowledges that it has been advised by Bright Lights that, except with respect to interest earned on the funds held in the Trust Account that may be released to Bright Lights to pay its franchise Tax, income Tax and similar obligations, the Trust Agreement provides that cash in the Trust Account may be disbursed only (i) if Bright Lights completes the transactions which constitute a Business Combination, then to those Persons and in such amounts as described in the Prospectus; (ii) if Bright Lights fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to Bright Lights in limited amounts to permit Bright Lights to pay the costs and expenses of its liquidation and dissolution, and then to Bright Lights’ public stockholders; and (iii) if Bright Lights holds a shareholder vote to amend Bright Lights’ amended and restated certificate of incorporation to modify the substance or timing of the obligation to allow redemption in connection with a Business Combination or to redeem 100% of Bright Lights Common Stock if Bright Lights fails to complete a Business Combination within the allotted time period, then for the redemption of any Bright Lights Common Stock properly tendered in connection with such vote. For and in consideration of Bright Lights entering into this Agreement,

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the receipt and sufficiency of which are hereby acknowledged, the Company hereby irrevocably waives any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account and agree not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, Contracts or agreements with Bright Lights; provided, that (x) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Bright Lights for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the transactions (including a claim for Bright Lights to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Bright Lights Share Redemptions) to the Company in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect Bright Lights’ ability to fulfill its obligation to effectuate the Bright Lights Share Redemptions, or for fraud and (y) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future against Bright Lights’ assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds).

Section 11.2   Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its Board of Directors, Board of Managers, managing members or other officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in this Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

Section 11.3   Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email (in each case in this clause (iv), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

(a) If to Bright Lights, Intermediate Holdco, ParentCo, Merger Sub Corp or Merger Sub LLC prior to the Closing, or to Bright Lights after the Effective Time, to:

Bright Lights Acquisition Corp.
12100 Wilshire Blvd, Suite 1150
Los Angeles, CA 90025
Attention:   Michael Mahan and Hahn Lee

Email:         mike@brightlightsacquisition.com

hahn@brightlightsacquisition.com

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1400
Palo Alto, CA 94301
Attention:   Michael Mies
Email:         michael.mies@skadden.com

(b) If to the Company prior to the Closing, or to the Surviving Corporation after the Effective Time, to:

Manscaped Holdings, LLC
3753 Howard Hughes Parkway, Suite 200
Las Vegas, NV 89169
Attention:   Paul Tran
Email:         paul@manscaped.com

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with copies to (which shall not constitute notice):

Buchalter, PC
1000 Wilshire Boulevard, Suite 1500
Los Angeles, CA 90017
Attention:   Jeremy Weitz and Tanya Viner
Email:         jweitz@buchalter.com

tviner@buchalter.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

Section 11.4   Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

Section 11.5 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that the D&O Indemnified Parties and the past, present and future directors, managers, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.16.

Section 11.6   Expenses. Except as otherwise set forth in this Agreement, each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement and the transactions contemplated hereby, including all fees of its legal counsel, financial advisers and accountants; provided, that if the Closing shall occur, the Surviving Corporation shall (x) pay or cause to be paid or reimbursed, all transaction expenses of the Company, including the Unpaid Transaction Expenses, and (y) pay or cause to be paid, any transaction expenses of Bright Lights (including transaction expenses incurred, accrued, paid or payable by Bright Lights’ Affiliates on Bright Lights’ behalf), in each of case (x) and (y), in accordance with Section 2.6(c). For the avoidance of doubt, any payments to be made (or to cause to be made) by the Surviving Corporation pursuant to this Section 11.6 shall be paid upon consummation of the Transactions and release of proceeds from the Trust Account.

Section 11.7   Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 11.8   Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 11.9   Company and Bright Lights Disclosure Letters. The Company Disclosure Letter and the Bright Lights Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the Company Disclosure Letter and/or the Bright Lights Disclosure Letter (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of applicable Disclosure Letter if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Annex A-61

Section 11.10  Entire Agreement. This Agreement (together with the Company Disclosure Letter and the Bright Lights Disclosure Letter) and the Ancillary Agreements constitute the entire agreement among the parties to this Agreement relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated hereby exist between such parties except as expressly set forth in this Agreement and the Ancillary Agreements.

Section 11.11  Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement. Following the Closing, Section 3.9 and Annex I may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by a majority of the Earnout Participants, ParentCo, and the Company.

Section 11.12  Publicity.

(a) All press releases or other public communications relating to the transactions contemplated hereby, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior mutual approval of Bright Lights and the Company, which approval shall not be unreasonably withheld by any party; provided, that no party shall be required to obtain consent pursuant to this Section 11.12(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 11.12(a).

(b) The restriction in Section 11.12(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing. Disclosures resulting from the parties’ efforts to obtain approval or early termination under the HSR Act and to make any relating filing shall be deemed not to violate this Section 11.12.

Section 11.13  Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 11.14  Jurisdiction; Waiver of Jury Trial.

(a) Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 11.14.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Annex A-62

Section 11.15  Enforcement. The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 11.16  Non-Recourse. Except in the case of claims against a Person in respect of such Person’s actual fraud:

(a) Solely with respect to the Company, Bright Lights and its Subsidiaries, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Company, Bright Lights and its Subsidiaries as named parties hereto; and

(b) except to the extent a party hereto (and then only to the extent of the specific obligations undertaken by such party hereto), (i) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of the Company or the Bright Lights Entities and (ii) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company or the Bright Lights Entities under this Agreement for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

Section 11.17  Non-Survival of Representations, Warranties and Covenants. Except (x) as otherwise contemplated by Section 10.2, or (y) in the case of claims against a Person in respect of such Person’s actual fraud, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing, (b) this Article XI, (c) Annex I and (d) Section 3.9.

Section 11.18  Push-Out Election. Notwithstanding anything to the contrary in this Agreement, the Company shall make the election under Section 6226 of the Code (or any similar provision of state, local or other Tax Law) with respect to the alternative to payment of imputed underpayment for any pre-closing Tax period.

Section 11.19  Conflicts and Privilege.

(a) Bright Lights and the Company, on behalf of their respective successors and assigns (including, after the Closing, ParentCo), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the Sponsor, the stockholders or holders of other equity interests of Bright Lights or the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (collectively, the “Bright Lights Group”), on the one hand, and (y) the Surviving Corporation and/or any member of the Manscaped Group, on the other hand, any legal counsel, including Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), that represented Bright Lights and/or the Sponsor prior to the Closing may represent the Sponsor and/or any other member of the Bright Lights Group, in such dispute even though the interests of such Persons may be directly adverse to the Surviving Entity, and even though such counsel may have represented Bright Lights in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Entity and/or the Sponsor. Bright Lights and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Entity), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby) between or among Bright Lights, the Sponsor and/or any other member of the Bright Lights Group, on the one hand, and Skadden, on the other hand, the attorney/client privilege and the expectation

Annex A-63

of client confidence shall survive the Transactions and belong to the Bright Lights Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Entity. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with Bright Lights or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Surviving Entity.

(b) Bright Lights and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Entity), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the stockholders or holders of other equity interests of the Company and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Entity) (collectively, the “Manscaped Group”), on the one hand, and (y) the Surviving Entity and/or any member of the Bright Lights Group, on the other hand, any legal counsel, including the Buchalter Law Firm (“Buchalter”) that represented the Company prior to the Closing may represent any member of the Manscaped Group in such dispute even though the interests of such Persons may be directly adverse to the Surviving Entity, and even though such counsel may have represented Bright Lights and/or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Entity, further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby) between or among the Company and/or any member of the Manscaped Group, on the one hand, and Buchalter, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Transactions and belong to the Manscaped Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Entity. Notwithstanding the foregoing, any privileged communications or information shared by Bright Lights prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Surviving Entity.

[Remainder of page intentionally left blank]

Annex A-64

IN WITNESS WHEREOF, the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

BRIGHT LIGHTS ACQUISITION CORP.,
a Delaware corporation

By:
Name:
Title:

Bright Lights Parent Corp.,
a Delaware corporation

By:
Name:
Title:

Mower Intermediate Holdings, Inc.,
a Delaware corporation

By:
Name:
Title:

Mower Merger Sub Corp.,
a Delaware corporation

By:
Name:
Title:

Mower Merger Sub 2, LLC,
a Delaware limited liability company

By:
Name:
Title:
MANSCAPED HOLDINGS, LLC,
a Delaware limited liability company
By:
Name:
Title:

[Signature Page to Business Combination Agreement]

Annex A-65

Annex B

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Sponsor Agreement”) is dated as of November 22, 2021, by and among Bright Lights Sponsor LLC, a Delaware limited liability company (the “Sponsor Holdco”), the Persons set forth on Schedule I hereto (together with the Sponsor Holdco, each, a “Sponsor” and, together, the “Sponsors”), Bright Lights Acquisition Corp., a Delaware corporation and any successor via merger thereto (“Bright Lights”), and Manscaped Holdings, LLC, a Delaware limited liability company (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement.

RECITALS

WHEREAS, as of the date hereof, the Sponsors collectively are the holders of record and the “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of 5,750,000 shares of Bright Lights Common Stock and 6,600,000 Bright Lights Warrants in the aggregate (such shares of Bright Lights Common Stock and Bright Lights Warrants, collectively referred to herein as the “Subject Shares”) as set forth on Schedule I attached hereto;

WHEREAS, contemporaneously with the execution and delivery of this Sponsor Agreement, Bright Lights, Bright Lights Parent Corp., a Delaware corporation and a direct wholly owned subsidiary of Bright Lights (“ParentCo”), Mower Intermediate Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of Bright Lights (“Intermediate Holdco”), Mower Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of Bright Lights (“Merger Sub Corp”), Mower Merger Sub 2, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Intermediate Holdco (“Merger Sub LLC”) and the Company entered into the Business Combination Agreement (as amended or modified from time to time, the “Business Combination Agreement”) and certain ancillary agreements, pursuant to which, among other things:

(i.)         Bright Lights will merge with and into ParentCo, with ParentCo being the surviving corporation of such merger, and all of the issued and outstanding shares of Bright Lights Common Stock will be exchanged on a one-for-one basis for shares of common stock of ParentCo, and all of the outstanding warrants to purchase Bright Lights Common Stock will be exercisable for an equal number of shares of ParentCo common stock on the existing terms and conditions of such warrants;

(ii.)        Merger Sub Corp will merge with and into Manscaped, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company, with Manscaped, Inc. being the surviving corporation;

(iii.)       Manscaped, Inc. will merge with and into Merger Sub LLC, with Merger Sub LLC being the surviving entity; and

(iv.)        Intermediate Holdco will contribute all of its interest in Merger Sub LLC to the Company, in exchange for limited liability company interests of the Company, pursuant to which Intermediate Holdco will become the managing member of the Company (together with (i)-(iii) and all the other transactions contemplated by the Business Combination Agreement, the “Transaction”).

WHEREAS, as an inducement to Bright Lights and the Company to enter into the Business Combination Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

Annex B-1

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
SPONSOR SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Business Combination Agreement. Each Sponsor hereby acknowledges that it has read the Business Combination Agreement and this Sponsor Agreement and has had the opportunity to consult with its tax and legal advisors. Each Sponsor shall be bound by and comply with Sections 7.4 (No Solicitation by Bright Lights) and 11.12 (Publicity) of the Business Combination Agreement (and any relevant definitions contained in any such Sections) as if such Sponsor was an original signatory to the Business Combination Agreement with respect to such provisions.

Section 1.2 No Transfer. During the period commencing on the date hereof and ending on the earliest of (a) the closing of the Transaction, (b) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 10.1 thereof (the earlier to occur of (a) and (b), the “Expiration Time”) and (c) the liquidation of Bright Lights (except that any transaction contemplated by the Business Combination Agreement shall not be considered a liquidation), each Sponsor shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement/Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any shares of Bright Lights Common Stock or Bright Lights Warrants owned by such Sponsor, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of Bright Lights Common Stock or Bright Lights Warrants owned by such Sponsor (clauses (i) and (ii), collectively a “Transfer”) or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii); provided, however, that nothing herein shall prohibit a Transfer to another Sponsor or an Affiliate of a Sponsor (a “Permitted Transfer”); provided, further, that any Permitted Transfer shall be permitted only if, as a precondition to such Transfer, the transferee also agrees in a writing, reasonably satisfactory in form and substance to the Company, to assume all of the obligations of such Sponsor under, and be bound by all of the terms of, this Agreement; provided, further, that any Transfer permitted under this Section 1.2 shall not relieve a Sponsor of its obligations under this Agreement. Any Transfer in violation of this Section 1.2 with respect to a Sponsor’s Subject Shares shall be null and void. Nothing in this Agreement shall prohibit direct or indirect transfers of equity or other interests in the Sponsor Holdco.

Section 1.3 New Shares. In the event that (a) any shares of Bright Lights Common Stock, Bright Lights Warrants or other equity securities of Bright Lights or its successor by merger are issued to a Sponsor after the date of this Sponsor Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of Bright Lights Common Stock or Bright Lights Warrants of, on or affecting the shares of Bright Lights Common Stock or Bright Lights Warrants owned by such Sponsor or otherwise, (b) a Sponsor purchases or otherwise acquires beneficial ownership of any shares of Bright Lights Common Stock, Bright Lights Warrants or other equity securities of Bright Lights after the date of this Sponsor Agreement, or (c) a Sponsor acquires the right to vote or share in the voting of any shares of Bright Lights Common Stock or other equity securities of Bright Lights after the date of this Sponsor Agreement (such shares of Bright Lights Common Stock, Bright Lights Warrants or other equity securities of Bright Lights, collectively the “New Securities”), then such New Securities acquired or purchased by such Sponsor shall be subject to the terms of this Sponsor Agreement to the same extent as if they constituted the shares of Bright Lights Common Stock or Bright Lights Warrants owned by such Sponsor as of the date hereof.

Section 1.4 Closing Date Deliverables. On the Closing Date, the Sponsors shall deliver to ParentCo and the Company a duly executed copy of that certain Registration Rights Agreement, by and among ParentCo, the Company, the Sponsors, and certain of the Company’s stockholders or their respective affiliates, as applicable, in substantially the form attached as Exhibit E to the Business Combination Agreement

Annex B-2

Section 1.5 Sponsor and Bright Lights Agreements.

(a) At any meeting of the stockholders of Bright Lights, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the stockholders of Bright Lights is sought, each Sponsor shall (i) appear at each such meeting or otherwise cause all of its shares of Bright Lights Common Stock to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its shares of Bright Lights Common Stock:

(i)     in favor of each Transaction Proposal;

(ii)    against any Business Combination Proposal or any proposal relating to a Business Combination Proposal (in each case, other than the Transaction Proposals);

(iii)   against any merger agreement or merger (other than the Manscaped, Inc. Merger Agreement and the mergers contemplated in the Business Combination Agreement), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Bright Lights;

(iv)   against any change in the business, management or Board of Directors of Bright Lights (other than in connection with the Transaction Proposals);

(v)    against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Agreement, the Business Combination Agreement or Transaction, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Bright Lights and its subsidiaries under the Business Combination Agreement or Ancillary Agreements, (C) result in any of the conditions set forth in Article IX of the Business Combination Agreement not being fulfilled or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Bright Lights;

(vi)   if applicable, in favor of waiving any and all anti-dilution rights such Sponsor may hold pursuant to the Bright Lights Governing Documents; and

(vii)  against any amendment to the Voting Letter Agreement (as defined below) without the consent of the Company.

Each Sponsor hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

(b) Each Sponsor shall comply with, and fully perform all of its obligations, covenants and agreements set forth in, that certain Letter Agreement, dated as of January 6, 2021, by and among the Sponsors and Bright Lights (the “Voting Letter Agreement”), including the obligations of the Sponsors pursuant to Section 1 therein to not redeem any shares of Bright Lights Common Stock owned by such Sponsor in connection with the Transaction.

(c) During the period commencing on the date hereof and ending on the earlier of the consummation of the Closing and the termination of the Business Combination Agreement pursuant to Article X thereof, each Sponsor shall not modify or amend any Contract between or among such Sponsor, anyone related by blood, marriage or adoption to such Sponsor or any Affiliate of such Sponsor (other than Bright Lights or any of its Subsidiaries), on the one hand, and Bright Lights or any of Bright Lights’s Subsidiaries, on the other hand, including, for the avoidance of doubt, the Voting Letter Agreement.

(d) Notwithstanding anything to the contrary herein, to the extent Bright Lights’ (or ParentCo as Bright Lights’ successor) board of directors waives or repeals, or otherwise relaxes, the lock-up in its bylaws (whether acting pursuant to Section 7.11(f) of such post-Closing bylaws or otherwise), the lock-up on the Sponsors’ Founder Shares (as defined in the Voting Letter Agreement) shall be identically waived, repealed or relaxed, as applicable.

Section 1.6 Further Assurances. Each Sponsor shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the Mergers and the other

Annex B-3

transactions contemplated by the Business Combination Agreement on the terms and subject to the conditions set forth therein and herein.

Section 1.7 No Inconsistent Agreement. Each Sponsor hereby represents and covenants that such Sponsor has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Sponsor’s obligations hereunder.

Section 1.8 Exchange.

(a) Sponsor Holdco hereby agrees that, immediately prior to the consummation of the ParentCo Merger (but subject to the prior satisfaction of all of the conditions to consummation of the Transactions set forth in Article IX of the Business Combination Agreement) Sponsor Holdco shall contribute, transfer, assign, convey, and deliver to Bright Lights, and Bright Lights shall acquire and accept from Sponsor Holdco, all of Sponsor Holdco’s right, title, and interest in, to, and under such Sponsor Holdco’s Bright Lights Class B Common Stock, and in exchange therefor, Bright Lights shall issue to Sponsor Holdco shares of Bright Lights Class A Common Stock, free and clear of all Liens as provided below (the “Exchange”).

(b) In connection with the Exchange, all 5,630,000 outstanding shares of Bright Lights Class B Common Stock held by Sponsor Holdco shall be exchanged and converted into 5,055,000 shares of Bright Lights Class A Common Stock.

(c) No certificates will be issued in connection with the Exchange, and Bright Lights will record the exchange of the Bright Lights Class B Common Stock for the Bright Lights Class A Common Stock that Sponsor Holdco is acquiring pursuant to the terms and conditions of this Section 1.8 on its books and records.

(d) The Exchange shall be applicable only in connection with the Transactions, the ParentCo Merger and this Agreement, and the Exchange shall be void and of no force and effect if this Agreement is terminated prior to the Closing.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Sponsors. Each Sponsor represents and warrants as of the date hereof to Bright Lights and the Company (solely with respect to itself, himself or herself and not with respect to any other Sponsor) as follows:

(a) Organization; Due Authorization. If such Sponsor is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Sponsor Agreement and the consummation of the transactions contemplated hereby are within such Sponsor’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Sponsor. If such Sponsor is an individual, such Sponsor has full legal capacity, right and authority to execute and deliver this Sponsor Agreement and to perform his or her obligations hereunder. This Sponsor Agreement has been duly executed and delivered by such Sponsor and, assuming due authorization, execution and delivery by the other parties to this Sponsor Agreement, this Sponsor Agreement constitutes a legally valid and binding obligation of such Sponsor, enforceable against such Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Sponsor Agreement is being executed in a representative or fiduciary capacity, the Person signing this Sponsor Agreement has full power and authority to enter into this Sponsor Agreement on behalf of the applicable Sponsor.

(b) Ownership. Such Sponsor is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of such Sponsor’s shares of Bright Lights Common Stock and Bright Lights Warrants, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares of Bright Lights Common Stock or Bright Lights Warrants (other than transfer restrictions under the Securities Act)) affecting any such shares of Bright Lights Common Stock or Bright Lights Warrants, other than Liens pursuant to (i) this Sponsor Agreement, (ii) the Bright Lights Governing Documents, (iii) the Business Combination Agreement, (iv) the Voting Letter Agreement or (v) any applicable securities Laws. Such Sponsor’s shares of Bright Lights Common Stock and Bright Lights Warrants are the only equity securities in

Annex B-4

Bright Lights owned of record or beneficially by such Sponsor on the date of this Sponsor Agreement, and none of such Sponsor’s shares of Bright Lights Common Stock or Bright Lights Warrants are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such shares of Bright Lights Common Stock or Bright Lights Warrants, except as provided hereunder and under the Voting Letter Agreement. Other than the Bright Lights Warrants, such Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of Bright Lights or any equity securities convertible into, or which can be exchanged for, equity securities of Bright Lights.

(c) No Conflicts. The execution and delivery of this Sponsor Agreement by such Sponsor does not, and the performance by such Sponsor of his, her or its obligations hereunder will not, (i) if such Sponsor is not an individual, conflict with or result in a violation of the organizational documents of such Sponsor or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Sponsor or such Sponsor’s shares of Bright Lights Common Stock or Bright Lights Warrants), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Sponsor of its, his or her obligations under this Sponsor Agreement.

(d) Litigation. There are no Actions pending against such Sponsor, or to the knowledge of such Sponsor threatened against such Sponsor, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Sponsor of its, his or her obligations under this Sponsor Agreement.

(e) Brokerage Fees. Except as described on Section 5.13 of the Bright Lights Disclosure Letter, neither Bright Lights or any of its Affiliate has incurred or will incur, directly or indirectly, any liability for any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement.

(f) Affiliate Arrangements. Except as set forth on Schedule II attached hereto, neither such Sponsor nor any anyone related by blood, marriage or adoption to such Sponsor or, to the knowledge of such Sponsor, any Person in which such Sponsor has a direct or indirect legal, contractual or beneficial ownership of 5% or greater is party to, or has any rights with respect to or arising from, any Contract with Bright Lights or its Subsidiaries.

(g) Acknowledgment. Such Sponsor understands and acknowledges that each of Bright Lights and the Company is entering into the Business Combination Agreement in reliance upon such Sponsor’s execution and delivery of this Sponsor Agreement.

ARTICLE III
EARNOUT

Section 3.1 Earnout.

(a) Sponsor Holdco hereby irrevocably agrees that, following the Exchange and at (and subject only to the occurrence of) the Closing, the Sponsor Earnout Shares will become restricted shares and will be subject to the vesting and forfeiture provisions set forth in Section 3.1(c) and Section 3.1(e). Subject to the limitations contemplated therein, Sponsor Holdco shall have all of the rights of a shareholder of ParentCo with respect to its Sponsor Earnout Shares, including the right to receive dividends and/or distributions made to the holders of ParentCo Common Stock and to voting rights generally granted to holders of ParentCo Common Stock.

(b) (i) one-half (1/2) of the Sponsor Earnout Shares will be subject to the vesting and forfeiture conditions specified in Section 3.1(c)(i) (the “First Target Earn-out Shares”) and (ii) one-half (1/2) of the Sponsor Earnout Shares will be subject to the vesting and forfeiture conditions specified in Section 3.1(c)(ii) (the “Second Target Earn-out Shares”).

(c) The Sponsor Earnout Shares will be subject to the following vesting conditions:

(i) If, at any time during the Earn-out Period, the closing share price of ParentCo Class A Common Stock equals or exceeds $12.50 per share (subject to equitable adjustment as set forth in Section 3.1(g)) for 20 out of any 30 consecutive trading days, the First Target Earn-out Shares will immediately vest and no longer be subject to the forfeiture conditions provided in this Section 3.1; and

Annex B-5

(ii) If, at any time during the Earn-out Period, the closing share price of ParentCo Class A Common Stock equals or exceeds $15.00 per share (subject to equitable adjustment as set forth in Section 3.1(g)) for 20 out of any 30 consecutive trading days, the Second Target Earn-out Shares will immediately vest and no longer be subject to the forfeiture conditions provided in this Section 3.1.

(d) For the avoidance of doubt, if the vesting conditions applicable to more than one of Section 3.1(c)(i) or Section 3.1(c)(ii) have been satisfied at any time, then all of the Sponsor Earnout Shares subject to such satisfied vesting conditions will immediately vest and no longer be subject to the forfeiture conditions provided in this Section 3.1.

(e) If, upon the expiration of the Earn-out Period, the vesting of any of the Sponsor Earnout Shares has not occurred, then any Sponsor Earnout Shares that failed to vest pursuant to Section 3.1(c) will be automatically forfeited and transferred to ParentCo for no consideration, and no Person (other than ParentCo) will have any further right with respect thereto. Notwithstanding anything to the contrary herein, in no event will any holder of Sponsor Earnout Shares be entitled to retain after the Earn-out Period an aggregate number of Sponsor Earnout Shares greater than the total number of Sponsor Earnout Shares that has vested in accordance with Section 3.1(c).

(f) In the event that there is an Earnout Strategic Transaction during the Earn-out Period, then, to the extent that the holders of shares of ParentCo Class A Common Stock receive an Earnout Strategic Transaction Price that is greater than or equal to the applicable ParentCo trading price specified in Section 3.1(c)(i) or Section 3.1(c)(ii) (subject to 3.1(g)) any Sponsor Earnout Shares that have not previously vested in accordance with Section 3.1(c)(i) or Section 3.1(c)(ii), as applicable, will be deemed to have vested (to the extent that such Sponsor Earnout Shares would have vested pursuant to Section 3.1(c)(i) or Section 3.1(c)(ii), as applicable, if the ParentCo trading price had been the Earnout Strategic Transaction Price for any 20 trading days within any period of 30 trading days during the Earn-out Period) immediately prior to the closing of such Earnout Strategic Transaction, and the holders of any Sponsor Earnout Shares deemed vested pursuant to this Section 3.1(f) will be eligible to participate in such Earnout Strategic Transaction with respect to such Sponsor Earnout Shares on the same terms, and subject to the same conditions, as the holders of shares of ParentCo Class A Common Stock generally.

(g) If ParentCo shall, at any time and from time to time after the Closing, effect any stock splits, reverse stock splits, dividends (whether payable in stock, cash or other assets), reorganizations, recapitalization, reclassifications, subdivisions, combinations, exchange of shares or other like changes or transactions with respect to the ParentCo Class A Common Stock (an “Adjustment Event”), the per share stock price targets set forth in Section 3.1(c) shall be equitably adjusted for such Adjustment Event (it being acknowledged that, in the case of a cash dividend, such equitable adjustment shall result in a reduction in such per share stock price targets by the per share amount of such dividend). Any adjustment under this Section 3.1(g) shall become effective at the close of business on the date such Adjustment Event becomes effective (which shall be the “ex” date, if any, with respect to any such event).

(h) For purposes of this Agreement:

(i) “Earn-out Period” means the period commencing on the Closing Date and ending on the date that is five (5) years after the Closing Date.

(ii) “Earnout Strategic Transaction Price” means the price per share of ParentCo Class A Common Stock paid or payable to the holders of outstanding shares of ParentCo Class A Common Stock (determined without giving effect to the vesting contemplated by Section 3.1(f)) in an Earnout Strategic Transaction, inclusive of any escrows, holdbacks or fixed deferred purchase price, but exclusive of any contingent deferred purchase price, earnouts or the like; provided that, if and to the extent such price is payable in whole or in part in the form of consideration other than cash, the value of such consideration shall be (a) with respect to any securities, (i) the average of the closing prices of the sales of such securities on all securities exchanges on which such securities are then listed, averaged over a period of 21 days consisting of the day as of which such value is being determined and the 20 consecutive Business Days preceding such day, or (ii) if the information contemplated by the preceding clause (i) is not practically available, then the fair value of such securities as of the date of valuation as determined in accordance with the succeeding clause (b), and (b) with respect to any other non-cash assets, the fair value thereof as of the date of valuation, as determined by an independent, nationally recognized investment banking firm mutually selected by ParentCo and Sponsor Holdco, on the basis of an orderly sale to a willing, unaffiliated buyer in an arm’s-length transaction, taking into account all factors determinative of value as the investment banking firm determines relevant (and giving effect to any transfer Taxes payable in connection with such sale).

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(iii) “Sponsor Earnout Shares” means 1,035,000 shares of ParentCo Common Stock.

ARTICLE IV
MISCELLANEOUS

Section 4.1 Termination. This Sponsor Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest of (a) the Expiration Time, (b) the liquidation of Bright Lights and (c) the written agreement of the Sponsors, Bright Lights, and the Company. Upon such termination of this Sponsor Agreement, all obligations of the parties under this Sponsor Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Sponsor Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Sponsor Agreement prior to such termination. This ARTICLE IV shall survive the termination of this Agreement.

Section 4.2 Governing Law. This Sponsor Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Sponsor Agreement or the negotiation, execution or performance of this Sponsor Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Sponsor Agreement) will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to agreements executed and performed entirely within such State.

Section 4.3 CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.

(a) THE PARTIES TO THIS SPONSOR AGREEMENT SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE STATE COURTS LOCATED IN WILMINGTON, DELAWARE OR THE COURTS OF THE UNITED STATES LOCATED IN WILMINGTON, DELAWARE IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SPONSOR AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH AND BY THIS SPONSOR AGREEMENT WAIVE, AND AGREE NOT TO ASSERT, ANY DEFENSE IN ANY ACTION FOR THE INTERPRETATION OR ENFORCEMENT OF THIS SPONSOR AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, THAT THEY ARE NOT SUBJECT TO THE PERSONAL JURISDICTION THERETO OR THAT SUCH ACTION MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THIS SPONSOR AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS OR THAT THEIR PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, THAT THE ACTION IS BROUGHT IN AN INCONVENIENT FORUM, OR THAT THE VENUE OF THE ACTION IS IMPROPER AND FURTHER AGREES NOT TO BRING ANY PROCEEDING OR ACTION ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY OTHER COURT. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON ANY PARTY TO THIS SPONSOR AGREEMENT BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN Section 4.8.

(b) WAIVER OF TRIAL BY JURY. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SPONSOR AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SPONSOR AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SPONSOR AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SPONSOR AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 4.3.

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Section 4.4 Assignment. This Sponsor Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Sponsor Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.

Section 4.5 Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Sponsor Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Sponsor Agreement and to enforce specifically the terms and provisions of this Sponsor Agreement in the chancery court or any other state or federal court within the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 4.6 Amendment; Waiver. This Sponsor Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Bright Lights, the Company and the Sponsor Holdco.

Section 4.7 Severability. If any provision of this Sponsor Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Sponsor Agreement will remain in full force and effect. Any provision of this Sponsor Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Section 4.8 Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

If to Bright Lights:

Bright Lights Acquisition Corp.

12100 Wilshire Blvd, Suite 1150

Los Angeles, CA 90025

Attention:    Michael Mahan

Email:          mike@brightlightsacquisition.com

with a copy to (which will not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1400

Palo Alto, CA 94301

Attention:    Michael Mies

Email:          michael.mies@skadden.com

If to the Company:

Manscaped Holdings, LLC

3753 Howard Hughes Parkway, Suite 200

Las Vegas, NV 89169

Attention:    Paul Tran

Email:          paul@manscaped.com

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with a copy to (which shall not constitute notice):

Buchalter, PC

1000 Wilshire Boulevard, Suite 1500

Los Angeles, CA 90017

Attention:    Jeremy Weitz and Tanya Viner

Email:          jweitz@buchalter.com

tviner@buchalter.com

If to a Sponsor:

To such Sponsor’s address set forth in Schedule I

with a copy to (which will not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1400

Palo Alto, CA 94301

Attention:    Michael Mies

Email:          michael.mies@skadden.com

Section 4.9 Counterparts. This Sponsor Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

Section 4.10 Entire Agreement. This Sponsor Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

Annex B-9

IN WITNESS WHEREOF, the Sponsors, Bright Lights, and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.

SPONSORS:
Bright Lights Sponsor LLC
By:	/s/ Michael Mahan
	Name:	Michael Mahan
	Title:	Managing Member
/s/ Michael Mahan
Name:	Michael Mahan
/s/ Ciara Wilson
Name:	Ciara Wilson
/s/ Peter Guber
Name:	Peter Guber
/s/ Mark Shapiro
Name:	Mark Shapiro
/s/ Selena Kalvaria
Name:	Selena Kalvaria

[Signature Page to Sponsor Support Agreement]

Annex B-10

BRIGHT LIGHTS:
Bright Lights Acquisition Corp.
By:	/s/ Michael Mahan
	Name:	Michael Mahan
	Title:	Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

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COMPANY:
Manscaped Holdings, LLC
By:	/s/ Paul Tran
	Name:	Paul Tran
	Title:	CEO and Member

[Signature Page to Sponsor Support Agreement]

Annex B-12

Schedule I

Sponsor Shares of Bright Lights Common Stock and Bright Lights Warrants

[Schedule I to Sponsor Support Agreement]

Annex B-13

Schedule II

Affiliate Agreements

[Schedule II to Sponsor Support Agreement]

Annex B-14

Annex C

EQUITYHOLDER SUPPORT AGREEMENT

This Equityholder Support Agreement (this “Agreement”) is dated as of November 22, 2021, by and among Bright Lights Acquisition Corp., a Delaware corporation and any successor thereof (“Bright Lights”), the Persons set forth on Schedule I attached hereto (each, a “Company Equityholder” and, collectively, the “Company Equityholders”), and Manscaped Holdings, LLC, a Delaware limited liability company (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement.

RECITALS

WHEREAS, as of the date hereof, the Company Equityholders are the holders of record and the “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of such number of Company Units as are indicated opposite each of their names on Schedule I attached hereto (all such Company Units, together with any units of Company of which ownership of record or the power to vote (including, without limitation, by proxy or power of attorney) is hereafter acquired by any such Company Equityholder during the period from the date hereof through the Expiration Time (as defined below) are referred to herein as the “Subject Units”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Bright Lights, Bright Lights Parent Corp., a Delaware corporation and a direct wholly owned subsidiary of Bright Lights (“ParentCo”), Mower Intermediate Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of Bright Lights (“Intermediate Holdco”), Mower Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of Intermediate Holdco (“Merger Sub Corp”), Mower Merger Sub 2, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Intermediate Holdco (“Merger Sub LLC”) and the Company entered into the Business Combination Agreement (as amended or modified from time to time, the “Business Combination Agreement”) and certain ancillary agreements, pursuant to which, among other things:

(i.)    Bright Lights will merge with and into ParentCo, with ParentCo being the surviving corporation of such merger, and all of the issued and outstanding shares of Bright Lights Common Stock will be exchanged on a one-for-one basis for shares of common stock of ParentCo, and all of the outstanding warrants to purchase Bright Lights Common Stock will be exercisable for an equal number of shares of ParentCo common stock on the existing terms and conditions of such warrants;

(ii.)   Merger Sub Corp will merge with and into Manscaped, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company, with Manscaped, Inc. being the surviving corporation;

(iii.)  Manscaped, Inc. will merge with and into Merger Sub LLC, with Merger Sub LLC being the surviving entity; and

(iv.)   Intermediate Holdco will contribute all of its interest in Merger Sub LLC to the Company, in exchange for limited liability company interests of the Company, pursuant to which Intermediate Holdco will become the managing member of the Company (together with (i)-(iii) and all the other transactions contemplated by the Business Combination Agreement, the “Transaction”).

WHEREAS, as an inducement to Bright Lights and the Company to enter into the Business Combination Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

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AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
Equityholder SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Business Combination Agreement. Each Company Equityholder hereby acknowledges that it has read the Business Combination Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. Each Company Equityholder shall be bound by and comply with Sections 6.5 (Acquisition Proposals) and 11.12 (Publicity) of the Business Combination Agreement (and any relevant definitions contained in any such Sections) as if (x) such Company Equityholder was an original signatory to the Business Combination Agreement with respect to such provisions, and (y) each reference to the “Company” contained in such provisions also referred to each such Company Equityholder.

Section 1.2 No Transfer. During the period commencing on the date hereof and ending on the earliest of (a) the closing of the Transaction, and (b) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 10.1 thereof (the earlier to occur of (a) and (b), the “Expiration Time”), each Company Equityholder shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement/Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Units, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Units (clauses (i) and (i) collectively, a “Transfer”) or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii); provided, however, that nothing herein shall prohibit a Transfer to an Affiliate of a Company Equityholder (a “Permitted Transfer”); provided, further, that any Permitted Transfer shall be permitted only if, as a precondition to such Transfer, the transferee also agrees in a writing, reasonably satisfactory in form and substance to Bright Lights, to assume all of the obligations of such Company Equityholder under, and be bound by all of the terms of, this Agreement; provided, further, that any Transfer permitted under this Section 1.2 shall not relieve a Company Equityholder of its obligations under this Agreement. Any Transfer in violation of this Section 1.2 with respect to a Company Equityholder’s Subject Units shall be null and void. Nothing in this Agreement shall prohibit direct or indirect transfers of equity or other interests in a Company Equityholder.

Section 1.3 New Units. In the event that, during the period commencing on the date hereof and ending at the Expiration Time, (a) any Subject Units are issued to a Company Equityholder after the date of this Agreement pursuant to any distribution of membership interests, profit split, recapitalization, reclassification, combination or exchange of Subject Units or otherwise, (b) a Company Equityholder purchases or otherwise acquires beneficial ownership of any Subject Units or (c) a Company Equityholder acquires the right to vote or share in the voting of any Subject Units (collectively the “New Securities”), then such New Securities acquired or purchased by such Company Equityholder shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Units owned by such Company Equityholder as of the date hereof.

Section 1.4 Agreement to Vote. Hereafter until the Expiration Time, each Company Equityholder hereby unconditionally and irrevocably agrees that, at any meeting of the Equityholders of the Company (or any adjournment or postponement thereof), and in any action by written consent of the Equityholders of the Company requested by the Board of Directors of the Company or otherwise undertaken as contemplated by the Transaction (which written consent shall be delivered promptly, and in any event within three (3) business days, after the Proxy Statement/Registration Statement (as contemplated by the Business Combination Agreement) has been declared effective and has been delivered or otherwise made available to the Equityholders of Bright Lights and the Company), such Company Equityholder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause its Subject Units to be counted as present thereat for purposes of establishing a quorum, and such Company Equityholder shall vote or provide consent (or cause to be voted or consented), in person or by proxy, all of its shares in Manscaped, Inc. to approve and adopt the Manscaped, Inc. Merger and Manscaped, Inc. Merger Agreement, and all of its Subject Units:

(a) to approve and adopt the Business Combination Agreement, the Manscaped, Inc. Merger Agreement and the Transaction;

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(b) to authorize and approve the Transaction to the extent the approval of any of the Company’s Equityholders is required or applicable pursuant to Sections 4.06 and 8.11 of the Company’s First Amended and Restated Limited Liability Company Agreement (the “Company LLC Agreement”);

(c) to exercise the drag-along rights, if applicable to the Transaction, set forth in Section 9.06 of the Company LLC Agreement;

(d) in any other circumstances upon which a consent or other approval is required under the Company’s Governing Documents or the Company Financing Agreements or otherwise sought with respect to the Business Combination Agreement or the Transaction, to vote, consent or approve (or cause to be voted, consented or approved) all of such Company Equityholder’s Subject Units held at such time in favor thereof;

(e) against and withhold consent with respect to any merger, purchase of all or substantially all of the Company’s assets or other business combination transaction (other than the Business Combination Agreement and the Transaction); and

(f) against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Agreement, the Business Combination Agreement or any other ancillary agreements in connection with the Transaction, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company and its subsidiaries under the Business Combination Agreement or (C) result in any of the conditions set forth in Article IX of the Business Combination Agreement not being fulfilled.

Section 1.5 Each Company Equityholder hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing. No Challenges. Each Company Equityholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Bright Lights and any of its subsidiaries or successors, the Company or any of their respective subsidiaries, successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Business Combination Agreement.

Section 1.6 Closing Date Deliverables. Each of the Persons set forth on Schedule I will deliver, substantially simultaneously with the Effective Time, a duly-executed copy of the Registration Rights Agreement substantially in the form attached as Exhibit E to the Business Combination Agreement.

Section 1.7 Further Assurances. Each Company Equityholder shall execute and deliver, or cause to be delivered, such additional documents, and take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary (including under applicable Laws), or reasonably requested by Bright Lights or the Company, to effect the actions and consummate the Transaction on the terms and subject to the conditions set forth therein and herein, as applicable.

Section 1.8 No Inconsistent Agreement. Each Company Equityholder hereby represents and covenants that such Company Equityholder has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Company Equityholder’s obligations hereunder.

Section 1.9 Consent to Disclosure. Each Company Equityholder hereby consents to the publication and disclosure in the Proxy Statement/Registration Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by Bright Lights or the Company to any Governmental Authority or to securityholders of Bright Lights) of such Company Equityholder’s identity and beneficial ownership of Subject Units and the nature of such Company Equityholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by Bright Lights or the Company, a copy of this Agreement. Each Company Equityholder will promptly provide any information reasonably requested by Bright Lights or the Company for any regulatory application or filing made or approval sought in connection with the Transaction (including filings with the SEC).

Section 1.10 Termination of Company Financing Agreements, Related Agreements. Each Company Equityholder, by this Agreement with respect to its Subject Units, severally and not jointly, hereby agrees to terminate, subject to the Closing and effective as of the Effective Time, (a) all Affiliate Agreements to which such Company Equityholder is party that are set forth on Section 4.12(a) of the Company Disclosure Letter, including those certain agreements set forth on Schedule II attached hereto, if applicable to such Equityholder (the “Company Financing

Annex C-3

Agreements”); and (b) any rights under any letter or agreement providing for redemption rights, put rights, purchase rights or other similar rights not generally available to Equityholders of the Company (clauses (a) and (b), collectively, the “Terminating Rights”) between such Company Equityholder and the Company, but excluding, (i) for the avoidance of doubt, any rights such Company Equityholder may have that relate to any commercial or employment agreements or arrangements between such Company Equityholder and the Company or any Subsidiary thereof, which shall survive the Closing in accordance with their terms, and (ii) any indemnification, advancement of expenses and exculpation rights of any Company Equityholder or any of its Affiliates set forth in the foregoing documents, which shall survive the Closing in accordance with their terms; provided that all Terminating Rights between the Company and any other holder of Company Units shall also terminate at such time.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Company Equityholders. Each Company Equityholder represents and warrants as of the date hereof to Bright Lights and the Company (solely with respect to itself, himself or herself and not with respect to any other Company Equityholder) as follows:

(a) Organization; Due Authorization. If such Company Equityholder is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Company Equityholder’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Company Equityholder. If such Company Equityholder is an individual, such Company Equityholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations hereunder. This Agreement has been duly executed and delivered by such Company Equityholder and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of such Company Equityholder, enforceable against such Company Equityholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of the applicable Company Equityholder.

(b) Ownership. Such Company Equityholder is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of such Company Equityholder’s Subject Units, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject (other than transfer restrictions under the Securities Act)) affecting any such Subject Units, other than Liens pursuant to (i) this Agreement, (ii) the Company’s Governing Documents, (iii) the Business Combination Agreement, (iv) the Company Financing Agreements or (v) any applicable securities Laws. Such Company Equityholder’s Subject Units are the only equity securities in the Company owned of record or beneficially by such Company Equityholder on the date of this Agreement, and none of such Company Equityholder’s Subject Units are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Units, except as provided hereunder and under the Company Financing Agreements. Such Company Equityholder does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Company or any equity securities convertible into, or which can be exchanged for, equity securities of the Company.

(c) No Conflicts. The execution and delivery of this Agreement by such Company Equityholder does not, and the performance by such Company Equityholder of his, her or its obligations hereunder will not, (i) if such Company Equityholder is not an individual, conflict with or result in a violation of the organizational documents of such Company Equityholder or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Company Equityholder or such Company Equityholder’s Subject Units) to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Company Equityholder of its, his or her obligations under this Agreement.

(d) Litigation. There are no Actions pending against such Company Equityholder, or to the knowledge of such Company Equityholder threatened against such Company Equityholder, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Company Equityholder of its, his or her obligations under this Agreement.

Annex C-4

(e) Adequate Information. Such Company Equityholder is a sophisticated Equityholder and has adequate information concerning the business and financial condition of Bright Lights and the Company to make an informed decision regarding this Agreement and the Transaction and has independently and without reliance upon Bright Lights or the Company and based on such information as such Company Equityholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Company Equityholder acknowledges that Bright Lights and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Company Equityholder acknowledges that the agreements contained herein with respect to the Subject Units held by such Company Equityholder are irrevocable.

(f) Brokerage Fees. Except as described on Section 4.16 of the Company Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement based upon arrangements made by such Company Equityholder, for which the Company or any of its Affiliates may become liable.

(g) Acknowledgment. Such Company Equityholder understands and acknowledges that each of Bright Lights and the Company is entering into the Business Combination Agreement in reliance upon such Company Equityholder’s execution and delivery of this Agreement.

ARTICLE III
MISCELLANEOUS

Section 3.1 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the Expiration Time and (b) as to each Company Equityholder, the written agreement of Bright Lights, the Company and such Company Equityholder. Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination. This ARTICLE III shall survive the termination of this Agreement.

Section 3.2 Governing Law. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to agreements executed and performed entirely within such State.

Section 3.3 CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.

(a) THE PARTIES TO THIS AGREEMENT SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE STATE COURTS LOCATED IN WILMINGTON, DELAWARE OR THE COURTS OF THE UNITED STATES LOCATED IN WILMINGTON, DELAWARE IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH AND BY THIS AGREEMENT WAIVE, AND AGREE NOT TO ASSERT, ANY DEFENSE IN ANY ACTION FOR THE INTERPRETATION OR ENFORCEMENT OF THIS AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, THAT THEY ARE NOT SUBJECT TO THE PERSONAL JURISDICTION THERETO OR THAT SUCH ACTION MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS OR THAT THEIR PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, THAT THE ACTION IS BROUGHT IN AN INCONVENIENT FORUM, OR THAT THE VENUE OF THE ACTION IS IMPROPER AND FURTHER AGREES NOT TO BRING ANY PROCEEDING OR ACTION ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY OTHER COURT. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON ANY PARTY TO THIS AGREEMENT BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN Section 3.8.

Annex C-5

(b) WAIVER OF TRIAL BY JURY. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 3.3.

Section 3.4 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.

Section 3.5 Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the chancery court or any other state or federal court within the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 3.6 Amendment; Waiver. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Bright Lights, the Company and the Company Equity holders.

Section 3.7 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Section 3.8 Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

If to Bright Lights:

Bright Lights Acquisition Corp.
12100 Wilshire Blvd, Suite 1150
Los Angeles, CA 90025
Attention:	Michael Mahan
Email:	mike@brightlightsacquisition.com

with a copy to (which will not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1400
Palo Alto, CA 94301
Attention:	Michael Mies
Email:	michael.mies@skadden.com

Annex C-6

If to the Company:

Manscaped Holdings, LLC
3753 Howard Hughes Parkway, Suite 200
Las Vegas, NV 89169
Attention:	Paul Tran
Email:	paul@manscaped.com

with a copy to (which shall not constitute notice):

Buchalter, PC
1000 Wilshire Boulevard, Suite 1500
Los Angeles, CA 90017
Attention:	Jeremy Weitz and Tanya Viner
Email:	jweitz@buchalter.com; tviner@buchalter.com

If to a Company Equityholder:

To such Company Equityholder’s address set forth in Schedule I

Section 3.9 Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

Section 3.10 Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

Annex C-7

IN WITNESS WHEREOF, the Company Equityholders, Bright Lights, and the Company have each caused this Equityholder Support Agreement to be duly executed as of the date first written above.

COMPANY EQUITYHOLDERS:

[•]

[Signature Page to EquityholderSupport Agreement]

Annex C-8

BRIGHT LIGHTS:
Bright Lights Acquisition Corp.
By:
	Name:	Michael Mahan
	Title:	Chief Executive Officer

[Signature Page to Equityholder Support Agreement]

Annex C-9

COMPANY:
Manscaped Holdings, LLC
By:
	Name:	Paul Tran
	Title:	CEO and Member

[Signature Page to Equityholder Support Agreement]

Annex C-10

Schedule I

Company Equityholder Subject Units

Name	Address	Number of Units
[•]
[•]
[•]
[•]
[•]

[Schedule I to Equityholder Support Agreement]

Annex C-11

Schedule II

Company Financing Agreements

[•]

[Schedule II to Equityholder Support Agreement]

Annex C-12

Annex D

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on November 22, 2021, by and between Bright Lights Acquisition Corp, a Delaware corporation (“Issuer”), Bright Lights Parent Corp., a Delaware corporation and subsidiary of the Issuer (“ParentCo”), and the undersigned subscriber (the “Investor”).

WHEREAS, Issuer, ParentCo and the other parties named therein, will concurrently with the execution of this Subscription Agreement, enter into that certain Business Combination Agreement, dated as of the date hereof (as amended, amended and restated, modified, supplemented, or waived from time to time in accordance with its terms, the “BCA”), pursuant to which Issuer will be combined with Manscaped Holdings, LLC, a Delaware limited liability company (collectively with its subsidiaries, the “Company”), through a series of transactions resulting in, among other things, ParentCo becoming a publicly traded company listed on the Nasdaq Capital Market and acquiring a controlling interest in the Company in an “Up-C” structure in, on the terms and subject to the conditions set forth therein (the “Transaction”);

WHEREAS, in connection with the Transaction, ParentCo is seeking commitments, severally and not jointly, from interested investors to purchase, prior to the closing of the Transaction, shares of ParentCo’s Class A common stock, par value $0.0001 per share (the “Shares”), in a private placement for a purchase price of $9.20 per share (the “Per Share Subscription Price”);

WHEREAS, the aggregate purchase price to be paid by the Investor for the subscribed Shares (as set forth on the signature page hereto) is referred to herein as the “Subscription Amount”; and

WHEREAS, (a) substantially concurrently with the execution of this Subscription Agreement, ParentCo is, severally and not jointly, entering into separate subscription agreements (collectively, the “Signing Subscription Agreements”) with certain investors (the “Signing Investors”) with an aggregate purchase price of $75,000,000 (inclusive of the Subscription Amount) (the “Initial PIPE Investment”), of which Sponsor and its affiliates and related parties are Signing Investors and have committed to acquire approximately $5,000,000 of the Initial PIPE Investment; and (b) may enter into one or more additional subscription agreements (collectively with the Signing Subscription Agreements, the “Other Subscription Agreements”) after the date hereof with additional investors (collectively with the Signing Investors, the “Other Investors”).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, the parties acknowledge and agree as follows:

1. Subscription. The Investor hereby irrevocably subscribes for and agrees to purchase from ParentCo, and ParentCo hereby irrevocably agrees to sell to the Investor, the number of Shares set forth on the signature page of this Subscription Agreement, in each case, on the terms and subject to the conditions provided for herein. Notwithstanding anything to the contrary contained in this Subscription Agreement, the number of Shares that the Investor is obligated to purchase under this Subscription Agreement shall be reduced such that immediately after the Closing and the closing of the Transaction, the beneficial ownership of all entities that that are advised, managed or sponsored by the Investor’s portfolio manager (as disclosed on the signature page of this Subscription Agreement) (the “Relevant Entities”) of: (a) all Existing Securities (defined below), plus (b) all shares of Class A common stock acquired by the Relevant Entities on or after the date of this Agreement that the Relevant Entities have not transferred or elected to redeem or otherwise tender or submit for redemption through immediately prior to the Closing, plus (c) shares of Class A common stock issuable upon the exercise of all Issuer warrants acquired by the Relevant Entities (other than the Investing Desk) on or after the date of this Agreement that the Relevant Entities (other than the Investing Desk) have not transferred through immediately prior to the Closing, plus (d) the Shares subscribed for hereunder, minus (e) any portion of the Existing Securities which the Relevant Entities have sold subsequent to the date of this Agreement, does not exceed the beneficial ownership limit for Issuer’s Class A common stock (calculated in accordance with Rule 13d-3, except that the Issuer warrants shall be deemed exercisable within sixty days for purposes of such calculation), expressed as a percentage, solely to the extent set forth on the signature page of this Subscription Agreement (which shall not be lower than 8.49%) (the “Ownership Limit”), calculated in good faith by Issuer on a pro forma basis accounting for the Transaction and any redemptions. On the date of this Subscription Agreement, the Relevant Entities own the shares of

Annex D-1

Issuer’s Class A common stock and Issuer warrants set forth on the signature page of this Subscription Agreement (such disclosed shares, together with shares of Class A common stock issuable upon exercise of such disclosed warrants, the “Existing Securities”). During the week prior to the Bright Lights Shareholders Meeting (as defined in the BCA), Investor will provide the Issuer, promptly upon request, with documentary evidence reasonably requested by the Issuer to evidence the number of shares of Class A common stock and number of Issuer warrants that the Relevant Entities continue to own as of the day prior to delivery of such information. In addition, on the business day immediately preceding the Closing Date, Investor will provide the Issuer with documentary evidence of the number of shares of Class A common stock and number of Issuer warrants that the Relevant Entities continue to own as of the day prior to delivery of such information (the “Pre-Closing Securities Amount”). The Pre-Closing Securities Amount shall be the amount used to determine what reduction, if any, is to be made to the number of Shares that Investor is obligated to purchase under this Subscription Agreement. For purposes of this Section 1, the term “Investing Desk” shall mean the Investor; provided, however, that if the Investor is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets then the term “Investing Desk” shall mean only the portion of assets managed by the portfolio manager who made the investment decision to purchase the Shares covered by this Agreement; and provided, further, that the term “Investing Desk” shall not be read to include any entities under common management or that share an investment manager with the Investor.

2. Closing. The closing of the sale of the Shares contemplated hereby (the “Closing”) shall occur on a closing date (the “Closing Date”) specified in the Closing Notice (as defined below), and be conditioned upon the prior or substantially concurrent consummation of the Transaction (the closing date of the Transaction, the “Transaction Closing Date”). Upon delivery of written notice from (or on behalf of) ParentCo to the Investor (the “Closing Notice”) that ParentCo reasonably expects all conditions to the closing of the Transaction to be satisfied or waived and all Closing Conditions of this Subscription Agreement to be satisfied on an expected Transaction Closing Date that is not less than five (5) business days from the date on which the Closing Notice is delivered to the Investor, the Investor shall deliver the Subscription Amount one (1) business days prior to the expected Closing Date by wire transfer of United States dollars in immediately available funds to the account(s) specified by ParentCo in the Closing Notice. On the Closing Date, ParentCo shall issue the Shares to the Investor and subsequently cause the Shares to be registered in book entry form in the name of the Investor on the ParentCo share register. For purposes of this Subscription Agreement, “business day” shall mean a day, other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close. Prior to or at the Closing, Investor shall deliver to ParentCo a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8. In the event the Transaction Closing Date does not occur within two (2) business days after the Closing Date under this Subscription Agreement, ParentCo shall promptly (but not later than one (1) business day thereafter) return the Subscription Amount to the Investor by wire transfer of U.S. dollars in immediately available funds to the account specified by the Investor, and any book-entries for the Shares shall be deemed repurchased and cancelled; provided that, unless this Subscription Agreement has been terminated pursuant to Section 8 hereof, such return of funds shall not terminate this Subscription Agreement or relieve the Investor of its obligation to purchase the Shares at the Closing.

3. Closing Conditions. The obligation of the parties hereto to consummate the purchase and sale of the Shares pursuant to this Subscription Agreement is subject to the following conditions:

(a) all conditions precedent to the closing of the Transaction set forth in the BCA shall have been satisfied (as determined by the parties to the BCA) or waived (other than those conditions which, by their nature, are to be satisfied at the closing of the Transactions pursuant to the BCA or by the Closing itself, but subject to their satisfaction or valid waiver at the closing of the Transactions), and the closing of the Transaction shall occur substantially concurrently with or immediately following the Closing;

(b) there shall not be in force any judgment, law, injunction order, rule or regulation (whether temporary, preliminary or permanent) entered by or with any governmental authority enjoining or prohibiting (i) the issuance and sale of the Shares under this Subscription Agreement or (ii) the consummation of the Transaction;

(c) solely with respect to the Investor’s obligation to close, no amendment, modification or waiver of the BCA by Issuer or ParentCo (as the same exists on the date of this Subscription Agreement) that has materially and adversely affected or would reasonably be expected to materially and adversely affect the economic benefits that Investor would reasonably expect to receive under this Subscription Agreement shall have occurred without the Investor’s written consent;

Annex D-2

(d) (i) solely with respect to the Investor’s obligation to close, the representations and warranties made by Issuer and ParentCo, and (ii) solely with respect to ParentCo’s obligation to close, the representations and warranties made by the Investor, in each case, in this Subscription Agreement shall be true and correct in all material respects as of the Closing Date other than (x) those representations and warranties qualified by materiality or Material Adverse Effect (as defined below), which shall be true and correct in all respects as of the Closing Date and (y) those representations and warranties expressly made as of an earlier date, which shall be true and correct in all material respects (or, if qualified by materiality or Material Adverse Effect, in all respects) as of such date, in each case without giving effect to the consummation of the Transaction;

(e) solely with respect to the Investor’s obligation to close, Issuer and ParentCo shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing;

(f) solely with respect to the Investor’s obligation to close, and independently and separately from Section 3(g), and unless waived by a 90% majority in interest of the Investor and the Other Investors as a group (based on the collective aggregate amounts committed to purchase in this Subscription Agreement and the Other Subscription Agreements), no more than 75% of the Class A common shares of the Issuer eligible for redemption in connection with the Company’s request for approval of the Transaction (it being agreed eligibility shall be based upon not only the terms of the Issuer’s certificate of incorporation but also any contractual arrangements between a holder of Issuer common shares and the Issuer), shall have been submitted to the Issuer for redemption and not withdrawn prior to the Closing;

(g) solely with respect to the obligation to close of an Investor that (together with its affiliates) is acquiring at least 100,000 Shares, and independently and separately from Section 3(f), no more than 85% of the Class A common shares of the Issuer eligible for redemption in connection with the Company’s request for approval of the Transaction (it being agreed eligibility shall be based upon not only the terms of the Issuer’s certificate of incorporation but also any contractual arrangements between a holder of Issuer common shares and the Issuer), shall have been submitted to the Issuer for redemption and not withdrawn prior to the Closing;

(h) solely with respect to the Investor’s obligation to close, none of the Issuer or ParentCo shall have entered into any Other Subscription Agreement with a lower Per Share Subscription Price or other term (economic or otherwise) more favorable in any material respect to an Other Investor than as set forth in this Subscription Agreement, and there shall not have been any amendment, waiver or modification to any Other Subscription Agreement that materially benefits any Other Investor unless the Investor has been offered the same benefit; and

(i) solely with respect to the Investor’s obligation to close: (A) there has been no default in the performance of the obligations of any Other Investor with respect to the Other Subscription Agreements, that represents $10 million or more in aggregate proceeds; and (B) the sum of (i) the net proceeds due from the Investor under this Subscription Agreement and (ii) the net proceeds actually raised from the non-defaulting Other Investors at Closing are no less than $75 million.

4. Further Assurances. At the Closing, each of the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary to consummate the subscription as contemplated by this Subscription Agreement.

5. Issuer and Company Representations and Warranties. Issuer and ParentCo (as applicable) represents and warrants to the Investor, as of the date hereof and as of the Closing date, that:

(a) Each of Issuer and ParentCo has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware, with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement. Other than Issuer’s subsidiary, ParentCo, which was formed in connection with the Transaction, Issuer has no direct or indirect subsidiaries, and does not own or hold the right to acquire any stock, partnership interest or joint venture interest or other equity interest in any other partnership, corporation, organization or entity.

Annex D-3

(b) As of the Closing Date, the Shares will be duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under Issuer or ParentCo’s certificate of incorporation and bylaws (as in effect at such time of issuance) or under the Delaware General Corporation Law.

(c) This Subscription Agreement and the BCA have been duly authorized, executed and delivered by each of Issuer and ParentCo and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor, this Subscription Agreement is enforceable against each of Issuer and ParentCo in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

(d) The execution and delivery of this Subscription Agreement and the BCA, and the issuance and sale by ParentCo of the Shares pursuant to and the compliance by ParentCo with all of the provisions of this Subscription Agreement and the BCA, and the consummation of the transactions contemplated in this Subscription Agreement and the BCA will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Issuer, ParentCo or any of its subsidiaries or the Shares pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which ParentCo or any of its subsidiaries is a party or by which Issuer, ParentCo or any of its subsidiaries is bound or to which any of the property or assets of ParentCo is subject, (ii) affect the ability of Issuer, ParentCo or any of its subsidiaries to timely consummate the Transaction, the validity of the Shares, or the legal authority or ability of Issuer or ParentCo to comply in all material respects with their obligations under this Subscription Agreement, including the issuance and sale of the Shares, (iii) result in any violation of the provisions of the organizational documents of ParentCo; or (iv) result in any violation of any statute or any law, judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Issuer, ParentCo or any of its properties, in each case of clauses (i) through (iv) in a manner that would reasonably be expected to give rise to a material adverse effect on (x) the business, properties, financial condition or results of operations of ParentCo and its subsidiaries (treating the Transactions as having been consummated), taken as a whole, (y) the validity of the Shares or (z) the legal authority of Issuer or ParentCo to perform, in all material respects, its obligations under this Subscription Agreement, each of (x)-(z) a “Material Adverse Effect”.

(e) As of their respective filing dates, all reports, forms, statements, schedules, prospectuses, proxy statements, registration statements and other documents required to be filed, or actually filed, by Issuer with the U.S. Securities and Exchange Commission (the “SEC”) since its inception (the “SEC Reports”) complied in all material respects with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder. None of the SEC Reports contained, when filed or, if amended, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Issuer has timely filed with the SEC each SEC Report that Issuer was required to file with the SEC. As of the date hereof, there are no material outstanding or unresolved comments in comment letters received by Issuer from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Reports. Except as disclosed in the SEC Reports, the financial statements of Issuer included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial condition of Issuer as of and for the dates thereof and the results of operations and cash flows for the periods presented, subject, in the case of interim unaudited statements, to normal, year-end audit adjustments. A copy of each SEC Report is available to the Investor via the SEC’s EDGAR system. Notwithstanding the foregoing, the representations and warranties in this Section 5(e) shall not apply to any information or statement in the SEC Reports that relates to the accounting treatment of Issuer’s issued and outstanding Warrants, or as to any deficiencies in disclosure (including, without limitation, with respect to internal control over financial reporting or disclosure controls and procedures) arising from the treatment of such Warrants as equity rather than liabilities in the Issuer’s financial statements, in light of the Commission’s “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” issued on April 12, 2021.

Annex D-4

(f) Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6 of this Subscription Agreement, no registration under the Securities Act of 1933, as amended (the “Securities Act”), is required for the offer and sale of the Shares by ParentCo to the Investor hereunder or to any Other Investor pursuant to the Other Investor’s Other Subscription Agreement.

(g) Neither Issuer nor ParentCo, nor any person acting on either’s behalf, has offered or sold the Shares by any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) in violation of the Securities Act and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(h) Neither Issuer nor ParentCo is under any obligation to pay any broker’s fee or commission in connection with the sale of the Shares other than to the Placement Agents (as defined below). Other than the Placement Agents, neither Issuer nor ParentCo are aware of any person that has been paid, or has been promised to be paid, either directly or indirectly, remuneration for solicitation of purchasers in connection with the sale of any Shares in connection with the Subscription Agreements. Issuer and ParentCo are solely responsible for the payment of any fees, costs, expenses and commissions of the Placement Agents in connection with the sale of the Shares.

(i) As of the date hereof, the Class A common stock, par value $0.0001 per share, of Issuer is registered pursuant to Section 12(b) of the Exchange Act and listed for trading on Nasdaq. There is no suit, action, claim, proceeding or investigation pending or, to the knowledge of Issuer, threatened against Issuer by Nasdaq or the SEC to deregister the Class A common stock or to prohibit or terminate the listing of the Class A common stock on Nasdaq. Except in connection with the Transactions, Issuer has taken no action that is designed to terminate the registration of the Class A common stock under the Exchange Act prior to the Subscription Closing.

(j) The Other Subscription Agreements reflect the same Per Share Subscription Price and other terms with respect to the purchase of the Shares that are no more favorable to such Other Investor thereunder than the terms of this Subscription Agreement, other than terms particular to the regulatory requirements of such Other Investor or its affiliates or related funds that are mutual funds or are otherwise subject to regulations related to the timing of funding and the issuance of the related Shares. Neither Issuer nor ParentCo has entered into any subscription agreement, side letter or other agreement with any Other Investor or any other investor in connection with such Other Investor’s or investor’s direct or indirect investment in ParentCo other than (i) the Other Subscription Agreements, and (ii) the BCA.

(k) Issuer and ParentCo acknowledge and agree that, notwithstanding anything herein to the contrary, the Shares may be pledged by Investor in connection with a bona fide margin agreement, which shall not be deemed to be a transfer, sale or assignment of the Shares under this Subscription Agreement, and Investor effecting a pledge of Shares shall not be required to provide Issuer or ParentCo with any notice thereof or otherwise make any delivery to Issuer or ParentCo pursuant to this Subscription Agreement. In connection with any such pledge, Issuer or ParentCo shall provide any such lender of such margin agreement with an acknowledgment that the Shares are not subject to any contractual prohibition on pledging or lock up, the form of such acknowledgment to be subject to review and reasonable comment by Issuer and ParentCo.

(l) Neither Issuer nor ParentCo are required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by Issuer or ParentCo of the BCA or this Subscription Agreement (including, without limitation, the issuance of the Shares pursuant to this Subscription Agreement), other than (i) filing with the SEC of the Registration Statement (as defined below), (ii) filings required by Nasdaq, or such other applicable stock exchange on which Issuer’s common stock is then listed and (iii) those the failure of which to obtain would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. Issuer and ParentCo are in compliance with all applicable laws and rules of Nasdaq; provided, that Investor acknowledges that Issuer shall delist its securities from Nasdaq upon consummation of the Transactions.

(m) The authorized capital stock of Issuer consists of 380,000,000 shares of Class A common stock, par value $0.0001 per share, of which 23,000,000 shares are outstanding (all of which shares of common stock are subject to possible redemption), 20,000,000 shares of Class B common stock, of which 5,750,000 shares are outstanding, and 1,000,000 shares of preferred stock, par value $0.0001 per share, none of which are issued and outstanding. No other shares of capital stock or other voting securities of Issuer are issued, reserved for issuance or outstanding. All issued and outstanding Shares are duly authorized, validly issued, fully paid and nonassessable and

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not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Delaware General Corporation Law, Issuer’s organizational documents or any contract to which Issuer, ParentCo or any of its subsidiaries are a party or by which Issuer, ParentCo or any of its subsidiaries are bound. Except pursuant to the BCA and the organizational documents of Issuer, there are no outstanding contractual obligations of Issuer or ParentCo to repurchase, redeem or otherwise acquire any Shares or any capital equity of Issuer or ParentCo. Except pursuant to the BCA, there are no securities or instruments issued by or to which Issuer or ParentCo are a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Shares pursuant to this Subscription Agreement or (ii) the shares to be issued pursuant to any Other Subscription Agreement, that have not been or will not be validly waived on or prior to the Closing Date. Except as contemplated by the Transactions, there are no outstanding contractual obligations of Issuer or ParentCo to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any other person or entity. Except for working capital loans made from Bright Lights Sponsor LLC or pursuant to the Other Subscription Agreements, the BCA and the other agreements and arrangements referred to therein, as of the date hereof, there are no outstanding options, warrants, or other rights to subscribe for, purchase or acquire from Issuer or ParentCo any equity interests in Issuer, or securities convertible into or exchangeable or exercisable for any such equity interests. There are no stockholder agreements, voting trusts or other agreements or understandings to which Issuer or ParentCo are a party or by which Issuer or ParentCo are bound relating to the voting of any securities of Issuer, other than (1) as set forth in the SEC Reports and (2) as contemplated by the BCA.

(n) Except for such matters as have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of Issuer, ParentCo or any of its subsidiaries, threatened against Issuer, ParentCo or any of its subsidiaries or (ii) judgment, decree, injunction, ruling or order of any governmental entity, self-regulatory organization or arbitrator outstanding against Issuer, ParentCo or any of its subsidiaries.

(o) Issuer is in compliance with all applicable law, except where such noncompliance would not reasonably be expected to have a Material Adverse Effect. Issuer has not received any written communication from a governmental authority that alleges that Issuer is not in compliance with or is in default or violation of any applicable law, except where the costs of curing such violation and the consequences of such violation (including penalties, fines, injunctions or other remedies) would not be material to the Issuer.

(p) Issuer is not, and immediately after receipt of payment for the Shares, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(q) The Company intends to repay or refinance approximately $31 million of outstanding indebtedness in connection with the Transactions.

(r) There has been no action taken by Issuer, ParentCo or any of its subsidiaries or the Company (collectively, the “Entities”), or, to the knowledge of any of the Entities, any officer, director, equityholder, manager, employee, agent or representative of any of the Entities, in each case, acting on behalf of any of the Entities, in violation of any applicable Anti-Corruption Laws (as herein defined), (i) none of the Entities have been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a governmental authority for violation of any applicable Anti-Corruption Laws, (ii) none of the Entities have conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any governmental authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Laws and (iii) none of the Entities have received any written notice or citation from a governmental authority for any actual or potential noncompliance with any applicable Anti-Corruption Laws. As used herein, “Anti-Corruption Laws” means any applicable laws relating to corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the UK Bribery Act 2010, and any similar law that prohibits bribery or corruption.

6. Investor Representations and Warranties. The Investor represents and warrants to Issuer and ParentCo, as of the date hereof and as of the Closing date, that:

(a) The Investor (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7) or (8) under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Shares only for its own account and not for the account of others, or if the Investor is subscribing for the Shares as

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a fiduciary or agent for one or more investor accounts, the Investor or the investment advisor to which the Investor has delegated decision-making authority over investments has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information set forth on Schedule A). The Investor is not an entity formed for the specific purpose of acquiring the Shares and is an “institutional account” as defined by FINRA Rule 4512(c).

(b) The Investor understands that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act, that the Shares have not been registered under the Securities Act and that ParentCo is not required to register the Shares except as set forth in Section 7 of this Subscription Agreement. The Investor acknowledges and agrees that the Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except (i) to ParentCo or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act, (iii) pursuant to Rule 144 under the Securities Act, provided that all of the applicable conditions therefor (including those set out in Rule 144(i) which are applicable to the Issuer), or (iv) pursuant to another applicable exemption from the registration requirements of the Securities Act, including pursuant to a private sale effected under Section 4(a)(7) of the Securities Act or applicable formal or informal SEC interpretation or guidance, such as a so-called “4(a)(1)(½)” sale, and in each case, in accordance with any applicable securities laws of the states of the United States and other applicable jurisdictions, and that any book entries representing the Shares shall contain a restrictive legend to such effect, which legend shall be subject to removal as set forth herein. The Investor acknowledges and agrees that the Shares will be subject to these securities law transfer restrictions and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Investor acknowledges and agrees that the Shares will not immediately be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act, and that the provisions of Rule 144(i) will apply to the Shares. The Investor acknowledges and agrees that it has been advised to consult legal, tax and accounting prior to making any offer, resale, transfer, pledge or disposition of any of the Shares. By making the representations in this Section 6(b), the Investor does not agree to hold any of the Shares for any minimum or other specific term and reserves the right to assign, transfer or otherwise dispose of any of the Shares at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act.

(c) The Investor acknowledges and agrees that the Investor is purchasing the Shares from ParentCo. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of Issuer, ParentCo, the Placement Agents, the Company, any of their respective affiliates or any control persons, officers, directors, employees, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of Issuer or ParentCo expressly set forth in Section 5 of this Subscription Agreement and the SEC Reports.

(d) The Investor acknowledges and agrees that the Investor has received such information as the Investor deems necessary to make an investment decision with respect to the Shares, including, with respect to Issuer, ParentCo, the Transaction and the business of the Company and its subsidiaries. Without limiting the generality of the foregoing, the Investor acknowledges that it has reviewed Issuer’s SEC Reports. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares.

(e) The Investor became aware of this offering of the Shares solely by means of direct contact between the Investor and Issuer, ParentCo, the Company or a representative of Issuer, ParentCo or the Company, or by means of contact from the Placement Agents, and the Shares were offered to the Investor solely by direct contact between the Investor and Issuer, ParentCo, the Company or a representative of Issuer, ParentCo or the Company. The Investor did not become aware of this offering of the Shares, nor were the Shares offered to the Investor, by any other means. The Investor acknowledges the Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, Issuer, ParentCo, the Company, the Placement Agents, any of their respective affiliates or any control

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persons, officers, directors, employees, agents or representatives of any of the foregoing), other than the SEC Reports and the representations and warranties of Issuer or ParentCo contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in ParentCo.

(f) The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in Issuer’s SEC Reports. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision. The Investor is able to sustain a complete loss on its investment in the Shares and it will not look to the Placement Agents for all or part of any such loss or losses the Investor may suffer. The Investor acknowledges that Investor shall be responsible for any of the Investor’s tax liabilities that may arise as a result of the transactions contemplated by this Subscription Agreement, and that none of Issuer, ParentCo or the Company has provided any tax advice or any other representation or guarantee regarding the tax consequences of the transactions contemplated by the Subscription Agreement.

(g) Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in ParentCo. The Investor acknowledges specifically that a possibility of total loss exists.

(h) In making its decision to purchase the Shares, the Investor has relied solely upon independent investigation made by the Investor, the SEC Reports, and the representations and warranties of Issuer and ParentCo in Section 5. Without limiting the generality of the foregoing, the Investor has not relied on any statements or other information provided by or on behalf of the Placement Agents or any of their respective affiliates or any control persons, officers, directors, employees, agents or representatives of any of the foregoing concerning Issuer, ParentCo, the Company, the Transaction, the BCA, this Subscription Agreement or the transactions contemplated hereby or thereby, the Shares or the offer and sale of the Shares. The Investor acknowledges and agrees that none of the Placement Agents, or any affiliate of the Placement Agents, has provided Investor with any information or advice with respect to the Shares nor is such information or advice necessary or desired. None of the Placement Agents or any of their respective affiliates has made or makes any representation as to the Company or the quality or value of the Shares and the Placement Agents and any of their respective affiliates may have acquired nonpublic information with respect to the Company which the Investor agrees need not be provided to it.

(i) The Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.

(j) The Investor has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation, and has the requisite power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

(k) The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor or the investment advisor to which the Investor has delegated decision-making authority over investments, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and will not violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature of the Investor or the investment advisor to which the Investor has delegated decision-making authority over investments on this Subscription Agreement is genuine, and the signatory has legal competence and capacity to execute the same or the signatory has been duly authorized to execute the same, and, assuming that this Subscription Agreement constitutes the valid and binding agreement of Issuer, ParentCo, this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

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(l) Neither the Investor nor any of its officers, directors, managers, managing members, general partners or any other person acting in a similar capacity or carrying out a similar function, is (i) a person named on the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List, the Sectoral Sanctions Identification List, or any other similar list of sanctioned persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), or any similar list of sanctioned persons administered by the European Union or any individual European Union member state, including the United Kingdom (collectively, “Sanctions Lists”); (ii) directly or indirectly owned or controlled by, or acting on behalf of, one or more persons on a Sanctions List; (iii) organized, incorporated, established, located, resident or born in, or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, Venezuela, the Crimea region of Ukraine, or any other country or territory embargoed or subject to substantial trade restrictions by the United States, the European Union or any individual European Union member state, including the United Kingdom; (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515; or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (collectively, a “Prohibited Investor”). The Investor represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. The Investor also represents that it maintains policies and procedures reasonably designed to ensure compliance with sanctions administered by the United States, the European Union, or any individual European Union member state, including the United Kingdom, to the extent applicable to it. The Investor further represents that the funds held by the Investor and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.

(m) If the Investor is or is acting on behalf of (i) an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) a plan, an individual retirement account or other arrangement that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), (iii) an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement described in clauses (i) and (ii) (each, an “ERISA Plan”), or (iv) an employee benefit plan that is a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in Section 3(33) of ERISA), a non-U.S. plan (as described in Section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing clauses (i), (ii) or (iii) but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws,” and together with ERISA Plans, “Plans”), the Investor represents and warrants that (A) none of Issuer, ParentCo, or any of their respective affiliates has provided investment advice or has otherwise acted as the Plan’s fiduciary, with respect to its decision to acquire and hold the Shares, and none of the parties to the Transaction is or shall at any time be the Plan’s fiduciary with respect to any decision in connection with the Investor’s investment in the Shares; and (B) its purchase of the Shares will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or any applicable Similar Law.

(n) No disclosure or offering document has been prepared by Jefferies LLC, Moelis & Company LLC or Deutsche Bank Securities, LLC (the “Placement Agents”) or any of their respective affiliates in connection with the offer and sale of the Shares. None of the Placement Agents or any of their respective directors, officers, employees, representatives or controlling persons has made any independent investigation with respect to the Company, the Shares or the completeness or accuracy of any information provided to Investor. The Investor agrees that neither of the Placement Agents, nor any of their respective affiliates or any of their or their respective affiliates’ control persons, officers, directors or employees, shall be liable to Investor pursuant to this Subscription Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares.

(o) None of the Placement Agents, nor any of their respective affiliates, nor any control persons, officers, directors, employees, agents or representatives of any of the foregoing has made any independent investigation with respect to Issuer, ParentCo, the Company or its subsidiaries or any of their respective businesses, or the Shares or the accuracy, completeness or adequacy of any information supplied to the Investor by Issuer or ParentCo.

(p) In connection with the issue and purchase of the Shares, none of the Placement Agents, nor any of their respective affiliates, has acted as the Investor’s financial advisor or fiduciary.

(q) The Investor has or has commitments to have and, when required to deliver payment to ParentCo pursuant to Section 2 above, will have, sufficient funds to pay the Subscription Amount and consummate the purchase and sale of the Shares pursuant to this Subscription Agreement.

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7. Registration Rights.

(a) ParentCo agrees that, within thirty (30) calendar days after the Closing Date (the “Filing Deadline”), ParentCo will file with the SEC (at its sole cost and expense) a registration statement to register under and in accordance with the provisions of the Securities Act (the “Registration Statement”), the resale of all Shares acquired by the Investor pursuant to this Agreement which are eligible for registration (determined as of two (2) business days prior to such submission or filing) (the “Registrable Securities”), and it shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (1) the 60th calendar day after the Filing Deadline (or the 90th calendar day if the SEC notifies ParentCo that it will “review” the Registration Statement) and (2) the fifth business day after the date ParentCo is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review (the “Effectiveness Date”). ParentCo will use its commercially reasonable efforts to provide a draft of the Registration Statement to the Investor for review at least five (5) business days in advance of the filing of the Registration Statement; provided that, for the avoidance of doubt, in no event shall ParentCo be required to delay or postpone the filing of such Registration Statement as a result of or in connection with the Investor’s review. Any failure by ParentCo to file the Registration Statement by the Filing Deadline or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve ParentCo of its obligations to file a Registration Statement as set forth above in this Section 7. ParentCo shall file with the SEC a final form of prospectus pursuant to Rule 424 (or successor thereto) under the Securities Act no later than the second business day after the Registration Statement becomes effective. The Registration Statement shall include a “plan of distribution” that permits all lawful means of disposition of the Registrable Securities by the Investor, including block sales, agented transactions, sales directly into the market and other customary provisions (but, excluding for the avoidance of doubt, underwritten offerings). ParentCo’s obligations to include the Registrable Securities for resale in the Registration Statement are contingent upon the Investor furnishing in writing to ParentCo such information regarding the Investor, the securities of ParentCo held by the Investor and the intended method of disposition of such Registrable Securities as shall be reasonably requested by ParentCo to effect the registration of such Registrable Securities, and Investor shall execute such documents in connection with such registration as ParentCo may reasonably request that are customary of a selling stockholder in similar situations. For as long as the Investor holds the Registrable Securities being offered hereby, ParentCo will use commercially reasonable efforts to (A) make and keep public information available, as those terms are understood and defined in Rule 144, (B) file in a timely manner all reports and other documents with the SEC required under the Exchange Act, as long as ParentCo remains subject to such requirements, and (C) provide all customary and reasonable cooperation necessary, in each case, to enable the undersigned to resell Registrable Securities pursuant to the Registration Statement or Rule 144 of the Securities Act (when Rule 144 of the Securities Act becomes available to the Investor), as applicable, including providing any legal opinions to ParentCo’s transfer agent. Prior to ParentCo and its transfer agent agreeing to a form of representation letter to be given in connection with any legend removal opinion, ParentCo shall allow the Investor to review such form and shall cooperate, reasonably and in good faith, and take such action as may reasonably be requested by the Investor, consistent with the terms of this Subscription Agreement, in connection with the registration of the shares. In no event shall the Investor be required to represent, warrant, agree, acknowledge, or covenant for the Subscribed Shares to be returned to its account.

(b) ParentCo shall, if requested by the Investor:

(i) cause the removal of any restrictive legend set forth on the Shares, and

(ii) issue Shares without any such legend in book-entry or by electronic delivery through The Depository Trust Company, at the Investor’s option, within two (2) Business Days of such request, provided that in each case of clause (b)(i) and clause (b)(ii)

(A) either:

(x) such Shares are registered for resale under the Securities Act and the Investor has sold or proposes to sell such Shares pursuant to such registration, or

(y) the Investor has sold or transferred, or proposes to sell or transfer, Shares pursuant to Rule 144, or

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(B) ParentCo, its counsel or the Transfer Agent have received customary representation and other documentation from the Investor that is reasonably necessary to establish that restrictive legends are no longer required as reasonably requested by ParentCo, its counsel or the Transfer Agent.

With respect to clause (A)(x), while the Registration Statement is effective, if restrictive legends are no longer required for such Shares, ParentCo shall, in accordance with the provisions of Section 7 and within two (2) trading days of any request therefor from the Investor accompanied by such customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, deliver to the Transfer Agent instructions that the Transfer Agent shall make a new, unlegended entry for such book entry Shares.

(c) At its expense ParentCo shall:

(i) except for such times as ParentCo is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which ParentCo determines to obtain, continuously effective with respect to Investor, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of the following: (A) Investor ceases to hold any Registrable Securities, (B) the date all Registrable Securities held by Investor may be sold without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144 and without the requirement for ParentCo to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), and (C) three (3) years from the date of effectiveness of the Registration Statement. The period of time during which ParentCo is required hereunder to keep a Registration Statement effective is referred to herein as the “Registration Period”;

(ii) during the Registration Period, advise Investor, as expeditiously as possible:

(1) when a Registration Statement or any amendment thereto has been filed with the SEC and when such Registration Statement or any post-effective amendment thereto has become effective;

(2) of any request by the Commission for amendments or supplements to any Registration Statement or the prospectus included therein or for additional in-formation;

(3) after it shall receive notice or obtain knowledge thereof, of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(4) of the receipt by ParentCo of any notification with respect to the suspension of the qualification of the Registrable Securities included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(5) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, ParentCo shall not, when so advising Investor of such events, provide Investor with any material, nonpublic information regarding ParentCo other than to the extent that providing notice to Investor of the occurrence of the events listed in (1) through (4) above may constitute material, nonpublic information regarding ParentCo;

(iii) during the Registration Period, use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

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(iv) during the Registration Period, upon the occurrence of any event contemplated in Section 7(c)(ii)(4) above, except for such times as ParentCo is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, ParentCo shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Securities included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(v) during the Registration Period, use its commercially reasonable efforts to cause all Registrable Securities to (1) qualify for listing on Nasdaq or such other national securities exchange upon which the Shares are then listed, and (2) update or amend the Registration Statement as necessary to include all of the Shares offered hereby;

(vi) during the Registration Period, use its commercially reasonable efforts to allow the Investor to review disclosure regarding the Investor in the Registration Statement; and

(vii) during the Registration Period, otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Investor, consistent with the terms of this Agreement, in connection with the registration of the Registrable Securities.

(d) Notwithstanding anything to the contrary in this Subscription Agreement, ParentCo shall be entitled to delay the filing or effectiveness of, or suspend the use of, the Registration Statement if the board of directors of ParentCo reasonably determines in good faith and upon the advice of counsel that in order for the Registration Statement not to contain a material misstatement or omission, (i) an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act, (ii) the negotiation or consummation of a transaction by ParentCo or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event ParentCo’s board of directors reasonably believes would require additional disclosure by ParentCo in the Registration Statement of material information that ParentCo has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of ParentCo’s board of directors in good faith and upon the advice of counsel to cause the Registration Statement to fail to comply with applicable disclosure requirements, or (iii) in the good faith judgment of the majority of ParentCo’s board of directors, such filing or effectiveness or use of such Registration Statement would be seriously detrimental to ParentCo and the majority of the ParentCo board or directors concludes as a result that it is essential to defer such filing (each such circumstance, a “Suspension Event”); provided, however, that ParentCo shall not delay or suspend the Registration Statement on more than two (2) occasions or for more than sixty (60) consecutive calendar days, or more than ninety (90) total calendar days, in each case during any twelve-month period. Upon receipt of any written notice from ParentCo of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein (in light of the circumstances under which they were made, in the case of the prospectus) not misleading, the Investor agrees that (i) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Investor receives copies of a supplemental or amended prospectus (which ParentCo agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by ParentCo that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by ParentCo unless otherwise required by law or subpoena. If so directed by ParentCo, Investor will deliver to ParentCo or, in Investor’s sole discretion destroy, all copies of the prospectus covering the Registrable Securities in Investor’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Securities shall not apply (A) to the extent Investor is required to retain a copy of such prospectus (1) to comply with applicable legal, regulatory, self-regulatory or professional requirements or (2) in accordance with a bona fide pre-existing document retention policy or (B) to copies stored electronically on archival servers as a result of automatic data back-up. Notwithstanding anything to the contrary, ParentCo shall cause its transfer agent to deliver unlegended Shares to a transferee of an Investor in connection with any sale of Shares with respect to which an Investor has entered into a contract for sale, prior to such Investor’s receipt of the notice of a Suspension Event and for which such Investor has not yet settled.

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(e) Indemnification.

(i) ParentCo agrees to indemnify and hold harmless, to the extent permitted by law, Investor (to the extent named as a selling stockholder under the Registration Statement), its directors, officers, partners, managers, members, stockholders, employees, agents and each person who controls Investor (within the meaning of the Securities Act) and each affiliate of Investor (within the meaning of Rule 405 under the Securities Act), to the extent permitted by law, from and against all losses, claims, damages, liabilities and expenses (including, without limitation, reasonable and documented attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement (“Prospectus”) or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to ParentCo by or on behalf of such Investor expressly for use therein.

(ii) In connection with any Registration Statement in which an Investor is participating, such Investor shall furnish (or cause to be furnished) to ParentCo in writing such information and affidavits as ParentCo reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify ParentCo, its directors and officers and each person or entity who controls ParentCo (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, but only to the extent that such untrue statement or omission is contained (or not contained in, in the case of an omission) in any information or affidavit so furnished in writing by or on behalf of such Investor expressly for use therein; provided, however, that the liability of such Investor shall be several and not joint with any Other Investor and shall be in proportion to and limited to the net proceeds received by such Investor from the sale of Registrable Securities giving rise to such indemnification obligation.

(iii) Any person or entity entitled to indemnification herein shall (A) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (B) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

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(iv) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities.

(v) If the indemnification provided under this Section 7(e) from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of the Investor shall be limited to the net proceeds received by such Investor from the sale of Registrable Securities giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 7(d)(i), (ii) and (iii) above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 7(e)(v) from any person or entity who was not guilty of such fraudulent misrepresentation.

8. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the BCA is terminated in accordance with its terms, (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, (c) if the conditions to Closing set forth in Section 3 of this Subscription Agreement are not satisfied at, or are not capable of being satisfied on or prior to, the Closing and, as a result thereof, the transactions contemplated by this Subscription Agreement will not be or are not consummated at the Closing, and (d) June 22, 2022 if the closing of the Transaction has not occurred on or before such date; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach. ParentCo shall notify the Investor of the termination of the BCA promptly after the termination of such agreement. Upon the termination of this Subscription Agreement in accordance with this Section 8, any monies paid by the Investor to ParentCo in connection herewith shall be promptly (and in any event within one business day after such termination) returned to the Investor.

9. Trust Account Waiver. The Investor acknowledges that Issuer is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving Issuer and one or more businesses or assets. The Investor further acknowledges that, as described in Issuer’s prospectus relating to its initial public offering dated January 15, 2021 (the “IPO Prospectus”) available at www.sec.gov, substantially all of Issuer’s assets consist of the cash proceeds of Issuer’s initial public offering and private placement of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of Issuer, its public shareholders and the underwriter of Issuer’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to Issuer to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the IPO Prospectus. For and in consideration of Issuer entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the Investor hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement; provided, that nothing in this Section 9 shall (x) serve or be deemed to

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limit or prohibit Investor’s right to pursue a claim against Issuer for legal relief against assets held outside the Trust Account, for specific performance or other equitable relief; (y) serve or be deemed to limit or prohibit any claims that Investor may have in the future against Issuer’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with such funds); or (z) be deemed to limit Investor’s right to distributions from the Trust Account in accordance with the Issuer’s organizational documents in respect of the shares acquired by any means other than pursuant to this Subscription Agreement or any Investor’s right, title, interest or claim to the Trust Account, or to any monies held therein, by virtue of such Investor’s record or beneficial ownership of securities of the Company acquired by any means other than pursuant to this Subscription Agreement, including but not limited to any redemption right with respect to any such securities of the Company.

10. Miscellaneous.

(a) Neither this Subscription Agreement nor any rights that may accrue to the Investor hereunder (other than the Shares acquired hereunder, if any, and the rights set forth in Section 7) or Issuer or ParentCo may be transferred or assigned, other than an assignment by the Investor to any fund or account managed by the same investment manager as the Investor or an affiliate thereof, subject to, if such transfer or assignment is prior to the Closing, such transferee or assignee, as applicable, executing a joinder to this Subscription Agreement or a separate subscription agreement in substantially the same form as this Subscription Agreement, including with respect to the Subscription Amount and other terms and conditions, provided, that, in the case of any such transfer or assignment, the initial party to this Subscription Agreement shall remain bound by its obligations under this Subscription Agreement in the event that the transferee or assignee, as applicable, does not comply with its obligations to consummate the purchase of Shares contemplated hereby. Neither this Subscription Agreement nor any rights that may accrue to Issuer or ParentCo hereunder or any of Issuer’s or ParentCo’s obligations may be transferred or assigned other than pursuant to the Transaction.

(b) Issuer or ParentCo may request from the Investor such additional information as Issuer or ParentCo may deem in good faith reasonably necessary to evaluate the eligibility of the Investor to acquire the Shares and in connection with the inclusion of the Shares in the Registration Statement, and the Investor shall provide such information as may reasonably be requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided that Issuer and ParentCo agree to keep any such information confidential. The Investor acknowledges that Issuer or ParentCo may file a form of this Subscription Agreement with the SEC as an exhibit to a current or periodic report or a registration statement of Issuer or ParentCo.

(c) The Investor acknowledges that Issuer, ParentCo and the Placement Agents (as third party beneficiaries with the right to enforce Section 4, Section 5, Section 6, Section 10, and Section 11 hereof on their own behalf and not, for the avoidance of doubt, on behalf of Issuer or ParentCo) will rely on the acknowledgments, understandings, agreements, representations and warranties of the Investor contained in this Subscription Agreement. Prior to the Closing, the Investor agrees to promptly notify Issuer, ParentCo and the Placement Agents if any of the acknowledgments, understandings, agreements, representations and warranties of the Investor set forth herein are no longer accurate.

(d) Issuer, ParentCo, the Placement Agents and the Investor are each entitled to rely upon this Subscription Agreement and each is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(e) Issuer, ParentCo, the Placement Agents, and any of their respective affiliates may now or in the future own securities of the Issuer and may purchase securities in the Transaction.

(f) All of the representations and warranties contained in this Subscription Agreement shall survive the Closing. All of the covenants and agreements made by each party hereto in this Subscription Agreement shall survive the Closing.

(g) This Subscription Agreement may not be modified, waived or terminated (other than pursuant to the terms of Section 3(d) and Section 8 above) except by an instrument in writing, signed by each of the parties hereto and, to the extent required by the BCA, by the Company. No failure or delay of either party in exercising any right or

Annex D-15

remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties and third party beneficiaries hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

(h) This Subscription Agreement (including the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth in Section 7(c), Section 10(c) and Section 10(d) with respect to the persons referenced therein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns.

(i) Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

(j) If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(k) This Subscription Agreement may be executed in one or more counterparts (including by electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(l) The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

(m) THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE court of chancery of the state of delaware (or, to the extent such court does not have subject matter jurisdiction, the superior court of the state of delaware, or the united states district court for the district of delaware) SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A delaware STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN THIS SECTION 10(m) OR SECTION 13 OF THIS SUBSCRIPTION AGREEMENT OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER STATE.

Annex D-16

(n) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY; AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10(n).

11. Non-Reliance and Exculpation. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the SEC Reports and statements, representations and warranties of Issuer or ParentCo expressly contained in this Subscription Agreement, in making its investment or decision to invest in ParentCo. The Investor acknowledges and agrees that none of (i) any Other Investor pursuant to this Subscription Agreement or any Other Subscription Agreement related to the private placement of the Shares (including the investor’s respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), (ii) the Placement Agents, their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing, (iii) any other party to the BCA (other than Issuer or ParentCo), or (iv) any affiliates, or any control persons, officers, directors, employees, partners, agents or representatives of any of Issuer, ParentCo, the Company or any other party to the BCA shall be liable to the Investor, or to any Other Investor, pursuant to this Subscription Agreement or any Other Subscription Agreement related to the private placement of the Shares, the negotiation hereof or thereof or the subject matter hereof or thereof, or the transactions contemplated hereby or thereby, including, without limitation, with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Issuer or ParentCo, the Company, the Placement Agents or any Non-Party Affiliate concerning the Issuer or ParentCo, the Company, the Placement Agents, any of their controlled affiliates, this Subscription Agreement or the BCA or the transactions contemplated hereby and thereby. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equityholder or affiliate of the Issuer or ParentCo, the Company, any Placement Agent or any of the Issuer’s, ParentCo’s, the Company’s or any Placement Agent’s controlled affiliates or any family member of the foregoing.

12. Press Releases. Issuer shall, by 9:00 a.m., New York City time, on the first business day immediately following the date of this Subscription Agreement, issue one or more press releases or furnish or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing, to the extent not previously publicly disclosed, the Initial PIPE Investment, all material terms of the Transaction and any other material, non-public information that Issuer and ParentCo have provided to the Investor at any time prior to the filing of the Disclosure Document. From and after the disclosure of the Disclosure Document, Investor shall not be in possession of any material, non-public information received from Issuer, ParentCo or any of their respective officers, directors, employees, or agents (including the Placement Agents) relating to the transactions contemplated by this Subscription Agreement, and the Investor shall no longer be subject to any confidentiality or similar obligations under any current agreement (if any), whether written or oral with the Issuer, ParentCo or the Company, or any of their affiliates, relating to the transactions contemplated by this Subscription Agreement. Notwithstanding anything in this Subscription Agreement to the contrary, the Issuer, ParentCo and the Company shall not, without the prior written consent of the Investor, disclose to third parties (including publicly) the name of the Investor or any of its advisors or affiliates, or include the name of the Investor or any of its affiliates (i) in any press release or (ii) in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of the Investor, except to the extent such

Annex D-17

disclosure is required by law, any governmental authority or stock exchange rule, in which case ParentCo shall provide the Investor with prior written notice (to the extent permitted by laws) of such disclosure permitted under this clause and shall reasonably consult with the Investor regarding such disclosure.

13. Separate Obligations. The decision of the Investor to purchase the Shares pursuant to this Subscription Agreement has been made by the Investor independently of any Other Investor or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Issuer, ParentCo, or the Company, or any of their respective subsidiaries which may have been made or given by any Other Investor or investor or by any agent or employee of any Other Investor or investor, and neither Investor nor any of its agents or employees shall have any liability to any Other Investor or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by the Investor or investor pursuant hereto or thereto, shall be deemed to constitute the Investor and Other Investors or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investor and Other Investors or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. The Investor acknowledges that no Other Investor has acted as agent for the Investor in connection with making its investment hereunder and no Other Investor will be acting as agent of the Investor in connection with monitoring its investment in the Shares or enforcing its rights under this Subscription Agreement. The Investor shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Investor or investor to be joined as an additional party in any proceeding for such purpose.

14. Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email (in each case in this clause (iv), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

if to the Investor, to the address provided on the Investor’s signature page hereto;

with copies to (which shall not constitute notice) Counsel; and

if to ParentCo or Issuer, to:

Bright Lights Acquisition Corp 12100 Wilshire Blvd, Suite 1150 Los Angeles, California 90025 Attention: Michael Mahan Email: Chief Executive Officer

with copies to (which shall not constitute notice), to:

Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue, Suite 1400 Palo Alto, CA 94301 Attention: Michael Mies Email: michael.mies@skadden.com or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

[SIGNATURE PAGES FOLLOW]

Annex D-18

IN WITNESS WHEREOF, Issuer and ParentCo has accepted this Subscription Agreement as of the date set forth below.

BRIGHT LIGHTS ACQUISITION CORP.
By:
Name:
Title:

Date: November 22, 2021

BRIGHT LIGHTS PARENT CORP.
By:
Name:
Title:

Date: November 22, 2021

[Signature Page to Subscription Agreement]

Annex D-19

IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Investor: __________________________	State/Country of Formation or Domicile: _____________
By: _____________________________________	Existing Securities: _______________________________
Name: ___________________________________	Ownership Limit(1): _______________________________
Title: ____________________________________

(1)      To be expressed as a percentage of the Class A common stock of ParentCo. (calculated in accordance with Rule 13d-3, except that the Issuer warrants shall be deemed exercisable within sixty days for purposes of such calculation).

Name in which Shares are to be registered (if different): __________________________________________
Investor’s EIN: _______________________________________
Business Address-Street: __________________________________________	Mailing Address-Street (if different): ________________________________________________
City, State, Zip: __________________________________________	City, State, Zip: ________________________________________________
Attn: _____________________________________	Attn: ___________________________________________
Telephone No.: _____________________________	Telephone No.: __________________________________
Facsimile No.: ______________________________	Facsimile No.: ___________________________________
Number of Shares subscribed for: ____________________
Aggregate Subscription Amount: $ ___________________

Price Per Share: $9.20

You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by ParentCo in the Closing Notice.

[Signature Page to Subscription Agreement]

Annex D-20

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

A.     QUALIFIED INSTITUTIONAL BUYER STATUS
(Please check the applicable subparagraphs):

☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).

B.      INSTITUTIONAL ACCREDITED INVESTOR STATUS
(Please check the applicable subparagraphs):

1.      ☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2.      ☐ We are not a natural person.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an “accredited investor.”

☐ Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐ Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐ Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐ Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or

☐ Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.

This page should be completed by the Investor
and constitutes a part of the Subscription Agreement.

[Schedule A to Subscription Agreement]

Annex D-21

Annex E

FORM OF EXCLUDED INVESTOR SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on November 22, 2021, by and between Bright Lights Acquisition Corp, a Delaware corporation (“Issuer”), Bright Lights Parent Corp., a Delaware corporation and subsidiary of the Issuer (“ParentCo”), and the undersigned subscriber (the “Investor”).

WHEREAS, Issuer, ParentCo and the other parties named therein, will concurrently with the execution of this Subscription Agreement, enter into that certain Business Combination Agreement, dated as of the date hereof (as amended, amended and restated, modified, supplemented, or waived from time to time in accordance with its terms, the “BCA”), pursuant to which Issuer will be combined with Manscaped Holdings, LLC, a Delaware limited liability company (collectively with its subsidiaries, the “Company”), through a series of transactions resulting in, among other things, ParentCo becoming a publicly traded company listed on the Nasdaq Capital Market and acquiring a controlling interest in the Company in an “Up-C” structure in, on the terms and subject to the conditions set forth therein (the “Transaction”);

WHEREAS, in connection with the Transaction, ParentCo is seeking commitments, severally and not jointly, from interested investors to purchase, prior to the closing of the Transaction, shares of ParentCo’s Class A common stock, par value $0.0001 per share (the “Shares”), in a private placement for a purchase price of $9.20 per share (the “Per Share Subscription Price”);

WHEREAS, the aggregate purchase price to be paid by the Investor for the subscribed Shares (as set forth on the signature page hereto) is referred to herein as the “Subscription Amount”; and

WHEREAS, (a) substantially concurrently with the execution of this Subscription Agreement, ParentCo is, severally and not jointly, entering into separate subscription agreements (collectively, the “Signing Subscription Agreements”) with certain investors (the “Signing Investors”) with an aggregate purchase price of $75,000,000 (inclusive of the Subscription Amount) (the “Initial PIPE Investment”); and (b) may enter into one or more additional subscription agreements (collectively with the Signing Subscription Agreements, the “Other Subscription Agreements”) after the date hereof with additional investors (collectively with the Signing Investors, the “Other Investors”).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, the parties acknowledge and agree as follows:

1. Subscription. The Investor hereby irrevocably subscribes for and agrees to purchase from ParentCo, and ParentCo hereby irrevocably agrees to sell to the Investor, the number of Shares set forth on the signature page of this Subscription Agreement, in each case, on the terms and subject to the conditions provided for herein.

2. Closing. The closing of the sale of the Shares contemplated hereby (the “Closing”) shall occur on a closing date (the “Closing Date”) specified in the Closing Notice (as defined below), and be conditioned upon the prior or substantially concurrent consummation of the Transaction (the closing date of the Transaction, the “Transaction Closing Date”). Upon delivery of written notice from (or on behalf of) ParentCo to the Investor (the “Closing Notice”) that ParentCo reasonably expects all conditions to the closing of the Transaction to be satisfied or waived and all Closing Conditions of this Subscription Agreement to be satisfied on an expected Transaction Closing Date that is not less than five (5) business days from the date on which the Closing Notice is delivered to the Investor, the Investor shall deliver the Subscription Amount one (1) business days prior to the expected Closing Date by wire transfer of United States dollars in immediately available funds to the account(s) specified by ParentCo in the Closing Notice. On the Closing Date, ParentCo shall issue the Shares to the Investor and subsequently cause the Shares to be registered in book entry form in the name of the Investor on the ParentCo share register. For purposes of this Subscription Agreement, “business day” shall mean a day, other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close. Prior to or at the Closing, Investor shall deliver to ParentCo a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8. In the event the Transaction Closing Date does not occur within two (2) business days after the Closing Date under this Subscription Agreement, ParentCo shall promptly (but not later than one (1) business day thereafter) return the Subscription Amount to the Investor by wire transfer of U.S. dollars in immediately available funds to the account specified by the Investor, and any book-entries for the Shares shall be deemed repurchased and cancelled; provided that, unless this Subscription Agreement has been terminated pursuant to Section 8 hereof, such return of funds shall not terminate this Subscription Agreement or relieve the Investor of its obligation to purchase the Shares at the Closing.

Annex E-1

3. Closing Conditions. The obligation of the parties hereto to consummate the purchase and sale of the Shares pursuant to this Subscription Agreement is subject to the following conditions:

(a) all conditions precedent to the closing of the Transaction set forth in the BCA shall have been satisfied (as determined by the parties to the BCA) or waived (other than those conditions which, by their nature, are to be satisfied at the closing of the Transactions pursuant to the BCA or by the Closing itself, but subject to their satisfaction or valid waiver at the closing of the Transactions), and the closing of the Transaction shall occur substantially concurrently with or immediately following the Closing;

(b) there shall not be in force any judgment, law, injunction order, rule or regulation (whether temporary, preliminary or permanent) entered by or with any governmental authority enjoining or prohibiting (i) the issuance and sale of the Shares under this Subscription Agreement or (ii) the consummation of the Transaction;

(c) solely with respect to the Investor’s obligation to close, no amendment, modification or waiver of the BCA by Issuer or ParentCo (as the same exists on the date of this Subscription Agreement) that has materially and adversely affected or would reasonably be expected to materially and adversely affect the economic benefits that Investor would reasonably expect to receive under this Subscription Agreement shall have occurred without the Investor’s written consent;

(d) (i) solely with respect to the Investor’s obligation to close, the representations and warranties made by Issuer and ParentCo, and (ii) solely with respect to ParentCo’s obligation to close, the representations and warranties made by the Investor, in each case, in this Subscription Agreement shall be true and correct in all material respects as of the Closing Date other than (x) those representations and warranties qualified by materiality or Material Adverse Effect (as defined below), which shall be true and correct in all respects as of the Closing Date and (y) those representations and warranties expressly made as of an earlier date, which shall be true and correct in all material respects (or, if qualified by materiality or Material Adverse Effect, in all respects) as of such date, in each case without giving effect to the consummation of the Transaction;

(e) solely with respect to the Investor’s obligation to close, Issuer and ParentCo shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing; and

(f) solely with respect to the Investor’s obligation to close, and unless waived by a 90% majority in interest of the Investor and the Other Investors as a group (based on the collective aggregate amounts committed to purchase in this Subscription Agreement and the Other Subscription Agreements), no more than 75% of the Class A common shares of the Issuer eligible for redemption in connection with the Company’s request for approval of the Transaction (it being agreed eligibility shall be based upon not only the terms of the Issuer’s certificate of incorporation but also any contractual arrangements between a holder of Issuer common shares and the Issuer), shall have been submitted to the Issuer for redemption and not withdrawn prior to the Closing.

4. Further Assurances. At the Closing, each of the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary to consummate the subscription as contemplated by this Subscription Agreement.

5. Issuer and Company Representations and Warranties. Issuer and ParentCo (as applicable) represents and warrants to the Investor, as of the date hereof and as of the Closing date, that:

(a) Each of Issuer and ParentCo has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware, with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement. Other than Issuer’s subsidiary, ParentCo, which was formed in connection with the Transaction, Issuer has no direct or indirect subsidiaries, and does not own or hold the right to acquire any stock, partnership interest or joint venture interest or other equity interest in any other partnership, corporation, organization or entity.

(b) As of the Closing Date, the Shares will be duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under Issuer or ParentCo’s certificate of incorporation and bylaws (as in effect at such time of issuance) or under the Delaware General Corporation Law.

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(c) This Subscription Agreement and the BCA have been duly authorized, executed and delivered by each of Issuer and ParentCo and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor, this Subscription Agreement is enforceable against each of Issuer and ParentCo in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

(d) The execution and delivery of this Subscription Agreement and the BCA, and the issuance and sale by ParentCo of the Shares pursuant to and the compliance by ParentCo with all of the provisions of this Subscription Agreement and the BCA, and the consummation of the transactions contemplated in this Subscription Agreement and the BCA will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Issuer, ParentCo or any of its subsidiaries or the Shares pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which ParentCo or any of its subsidiaries is a party or by which Issuer, ParentCo or any of its subsidiaries is bound or to which any of the property or assets of ParentCo is subject, (ii) affect the ability of Issuer, ParentCo or any of its subsidiaries to timely consummate the Transaction, the validity of the Shares, or the legal authority or ability of Issuer or ParentCo to comply in all material respects with their obligations under this Subscription Agreement, including the issuance and sale of the Shares, (iii) result in any violation of the provisions of the organizational documents of ParentCo; or (iv) result in any violation of any statute or any law, judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Issuer, ParentCo or any of its properties, in each case of clauses (i) through (iv) in a manner that would reasonably be expected to give rise to a material adverse effect on (x) the business, properties, financial condition or results of operations of ParentCo and its subsidiaries (treating the Transactions as having been consummated), taken as a whole, (y) the validity of the Shares or (z) the legal authority of Issuer or ParentCo to perform, in all material respects, its obligations under this Subscription Agreement, each of (x)-(z) a “Material Adverse Effect”.

(e) As of their respective filing dates, all reports, forms, statements, schedules, prospectuses, proxy statements, registration statements and other documents required to be filed, or actually filed, by Issuer with the U.S. Securities and Exchange Commission (the “SEC”) since its inception (the “SEC Reports”) complied in all material respects with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder. None of the SEC Reports contained, when filed or, if amended, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Issuer has timely filed with the SEC each SEC Report that Issuer was required to file with the SEC. As of the date hereof, there are no material outstanding or unresolved comments in comment letters received by Issuer from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Reports. Except as disclosed in the SEC Reports, the financial statements of Issuer included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial condition of Issuer as of and for the dates thereof and the results of operations and cash flows for the periods presented, subject, in the case of interim unaudited statements, to normal, year-end audit adjustments. A copy of each SEC Report is available to the Investor via the SEC’s EDGAR system. Notwithstanding the foregoing, the representations and warranties in this Section 5(e) shall not apply to any information or statement in the SEC Reports that relates to the accounting treatment of Issuer’s issued and outstanding Warrants, or as to any deficiencies in disclosure (including, without limitation, with respect to internal control over financial reporting or disclosure controls and procedures) arising from the treatment of such Warrants as equity rather than liabilities in the Issuer’s financial statements, in light of the Commission’s “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” issued on April 12, 2021.

(f) Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6 of this Subscription Agreement, no registration under the Securities Act of 1933, as amended (the “Securities Act”), is required for the offer and sale of the Shares by ParentCo to the Investor hereunder or to any Other Investor pursuant to the Other Investor’s Other Subscription Agreement.

Annex E-3

(g) Neither Issuer nor ParentCo, nor any person acting on either’s behalf, has offered or sold the Shares by any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) in violation of the Securities Act and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(h) Neither Issuer nor ParentCo is under any obligation to pay any broker’s fee or commission in connection with the sale of the Shares. Neither Issuer nor ParentCo are aware of any person that has been paid, or has been promised to be paid, either directly or indirectly, remuneration for solicitation of purchasers in connection with the sale of any Shares in connection with the Subscription Agreements.

(i) As of the date hereof, the Class A common stock, par value $0.0001 per share, of Issuer is registered pursuant to Section 12(b) of the Exchange Act and listed for trading on Nasdaq. There is no suit, action, claim, proceeding or investigation pending or, to the knowledge of Issuer, threatened against Issuer by Nasdaq or the SEC to deregister the Class A common stock or to prohibit or terminate the listing of the Class A common stock on Nasdaq. Except in connection with the Transactions, Issuer has taken no action that is designed to terminate the registration of the Class A common stock under the Exchange Act prior to the Subscription Closing.

(j) The Other Subscription Agreements reflect the same Per Share Subscription Price and other terms with respect to the purchase of the Shares that are no more favorable to such Other Investor thereunder than the terms of this Subscription Agreement, other than terms particular to the regulatory requirements of such Other Investor or its affiliates or related funds that are mutual funds or are otherwise subject to regulations related to the timing of funding and the issuance of the related Shares. Neither Issuer nor ParentCo has entered into any subscription agreement, side letter or other agreement with any Other Investor or any other investor in connection with such Other Investor’s or investor’s direct or indirect investment in ParentCo other than (i) the Other Subscription Agreements, and (ii) the BCA.

(k) Issuer and ParentCo acknowledge and agree that, notwithstanding anything herein to the contrary, the Shares may be pledged by Investor in connection with a bona fide margin agreement, which shall not be deemed to be a transfer, sale or assignment of the Shares under this Subscription Agreement, and Investor effecting a pledge of Shares shall not be required to provide Issuer or ParentCo with any notice thereof or otherwise make any delivery to Issuer or ParentCo pursuant to this Subscription Agreement. In connection with any such pledge, Issuer or ParentCo shall provide any such lender of such margin agreement with an acknowledgment that the Shares are not subject to any contractual prohibition on pledging or lock up, the form of such acknowledgment to be subject to review and reasonable comment by Issuer and ParentCo.

(l) Neither Issuer nor ParentCo are required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by Issuer or ParentCo of the BCA or this Subscription Agreement (including, without limitation, the issuance of the Shares pursuant to this Subscription Agreement), other than (i) filing with the SEC of the Registration Statement (as defined below), (ii) filings required by Nasdaq, or such other applicable stock exchange on which Issuer’s common stock is then listed and (iii) those the failure of which to obtain would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. Issuer and ParentCo are in compliance with all applicable laws and rules of Nasdaq; provided, that Investor acknowledges that Issuer shall delist its securities from Nasdaq upon consummation of the Transactions.

(m) The authorized capital stock of Issuer consists of 380,000,000 shares of Class A common stock, par value $0.0001 per share, of which 23,000,000 shares are outstanding (all of which shares of common stock are subject to possible redemption), 20,000,000 shares of Class B common stock, of which 5,750,000 shares are outstanding, and 1,000,000 shares of preferred stock, par value $0.0001 per share, none of which are issued and outstanding. No other shares of capital stock or other voting securities of Issuer are issued, reserved for issuance or outstanding. All issued and outstanding Shares are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Delaware General Corporation Law, Issuer’s organizational documents or any contract to which Issuer, ParentCo or any of its subsidiaries are a party or by which Issuer, ParentCo or any of its subsidiaries are bound. Except pursuant to the BCA and the organizational documents of Issuer, there are no outstanding contractual obligations of Issuer or ParentCo to repurchase, redeem or otherwise acquire any Shares or any capital equity of Issuer or ParentCo. Except pursuant to the BCA, there are no securities or instruments issued by

Annex E-4

or to which Issuer or ParentCo are a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Shares pursuant to this Subscription Agreement or (ii) the shares to be issued pursuant to any Other Subscription Agreement, that have not been or will not be validly waived on or prior to the Closing Date. Except as contemplated by the Transactions, there are no outstanding contractual obligations of Issuer or ParentCo to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any other person or entity. Except for working capital loans made from Bright Lights Sponsor LLC or pursuant to the Other Subscription Agreements, the BCA and the other agreements and arrangements referred to therein, as of the date hereof, there are no outstanding options, warrants, or other rights to subscribe for, purchase or acquire from Issuer or ParentCo any equity interests in Issuer, or securities convertible into or exchangeable or exercisable for any such equity interests. There are no stockholder agreements, voting trusts or other agreements or understandings to which Issuer or ParentCo are a party or by which Issuer or ParentCo are bound relating to the voting of any securities of Issuer, other than (1) as set forth in the SEC Reports and (2) as contemplated by the BCA.

(n) Except for such matters as have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of Issuer, ParentCo or any of its subsidiaries, threatened against Issuer, ParentCo or any of its subsidiaries or (ii) judgment, decree, injunction, ruling or order of any governmental entity, self-regulatory organization or arbitrator outstanding against Issuer, ParentCo or any of its subsidiaries.

(o) Issuer is in compliance with all applicable law, except where such noncompliance would not reasonably be expected to have a Material Adverse Effect. Issuer has not received any written communication from a governmental authority that alleges that Issuer is not in compliance with or is in default or violation of any applicable law, except where the costs of curing such violation and the consequences of such violation (including penalties, fines, injunctions or other remedies) would not be material to the Issuer.

(p) Issuer is not, and immediately after receipt of payment for the Shares, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(q) The Company intends to repay or refinance approximately $31 million of outstanding indebtedness in connection with the Transactions.

(r) There has been no action taken by Issuer, ParentCo or any of its subsidiaries or the Company (collectively, the “Entities”), or, to the knowledge of any of the Entities, any officer, director, equityholder, manager, employee, agent or representative of any of the Entities, in each case, acting on behalf of any of the Entities, in violation of any applicable Anti-Corruption Laws (as herein defined), (i) none of the Entities have been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a governmental authority for violation of any applicable Anti-Corruption Laws, (ii) none of the Entities have conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any governmental authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Laws and (iii) none of the Entities have received any written notice or citation from a governmental authority for any actual or potential noncompliance with any applicable Anti-Corruption Laws. As used herein, “Anti-Corruption Laws” means any applicable laws relating to corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the UK Bribery Act 2010, and any similar law that prohibits bribery or corruption.

6. Investor Representations and Warranties. The Investor represents and warrants to Issuer and ParentCo, as of the date hereof and as of the Closing date, that:

(a) The Investor (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Shares only for its own account and not for the account of others, or if the Investor is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, the Investor or the investment advisor to which the Investor has delegated decision-making authority over investments has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information set forth on Schedule A).

Annex E-5

(b) The Investor understands that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act, that the Shares have not been registered under the Securities Act and that ParentCo is not required to register the Shares except as set forth in Section 7 of this Subscription Agreement. The Investor acknowledges and agrees that the Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except (i) to ParentCo or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act, (iii) pursuant to Rule 144 under the Securities Act, provided that all of the applicable conditions therefor (including those set out in Rule 144(i) which are applicable to the Issuer), or (iv) pursuant to another applicable exemption from the registration requirements of the Securities Act, including pursuant to a private sale effected under Section 4(a)(7) of the Securities Act or applicable formal or informal SEC interpretation or guidance, such as a so-called “4(a)(1)(½)” sale, and in each case, in accordance with any applicable securities laws of the states of the United States and other applicable jurisdictions, and that any book entries representing the Shares shall contain a restrictive legend to such effect, which legend shall be subject to removal as set forth herein. The Investor acknowledges and agrees that the Shares will be subject to these securities law transfer restrictions and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Investor acknowledges and agrees that the Shares will not immediately be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act, and that the provisions of Rule 144(i) will apply to the Shares. The Investor acknowledges and agrees that it has been advised to consult legal, tax and accounting prior to making any offer, resale, transfer, pledge or disposition of any of the Shares. By making the representations in this Section 6(b), the Investor does not agree to hold any of the Shares for any minimum or other specific term and reserves the right to assign, transfer or otherwise dispose of any of the Shares at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act.

(c) The Investor acknowledges and agrees that the Investor is purchasing the Shares from ParentCo. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of Issuer, ParentCo, the Company, any of their respective affiliates or any control persons, officers, directors, employees, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of Issuer or ParentCo expressly set forth in Section 5 of this Subscription Agreement and the SEC Reports.

(d) The Investor acknowledges and agrees that the Investor has received such information as the Investor deems necessary to make an investment decision with respect to the Shares, including, with respect to Issuer, ParentCo, the Transaction and the business of the Company and its subsidiaries. Without limiting the generality of the foregoing, the Investor acknowledges that it has reviewed Issuer’s SEC Reports. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares.

(e) The Investor became aware of this offering of the Shares solely by means of direct contact between the Investor and Issuer, ParentCo, the Company or a representative of Issuer, ParentCo or the Company, and the Shares were offered to the Investor solely by direct contact between the Investor and Issuer, ParentCo, the Company or a representative of Issuer, ParentCo or the Company. The Investor did not become aware of this offering of the Shares, nor were the Shares offered to the Investor, by any other means. The Investor acknowledges the Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, Issuer, ParentCo, the Company, any of their respective affiliates or any control persons, officers, directors, employees, agents or representatives of any of the foregoing), other than the SEC Reports and the representations and warranties of Issuer or ParentCo contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in ParentCo.

(f) The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in Issuer’s SEC Reports. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision. The Investor acknowledges that Investor shall be responsible for any of the

Annex E-6

Investor’s tax liabilities that may arise as a result of the transactions contemplated by this Subscription Agreement, and that none of Issuer, ParentCo or the Company has provided any tax advice or any other representation or guarantee regarding the tax consequences of the transactions contemplated by the Subscription Agreement.

(g) Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in ParentCo. The Investor acknowledges specifically that a possibility of total loss exists.

(h) In making its decision to purchase the Shares, the Investor has relied solely upon independent investigation made by the Investor, the SEC Reports, and the representations and warranties of Issuer and ParentCo in Section 5. Without limiting the generality of the foregoing, the Investor has not relied on any statements or other information provided by or on behalf of any control persons, officers, directors, employees, agents or representatives of any of the foregoing concerning Issuer, ParentCo, the Company, the Transaction, the BCA, this Subscription Agreement or the transactions contemplated hereby or thereby, the Shares or the offer and sale of the Shares.

(i) The Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.

(j) The Investor, if not a natural person, has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation, and has the requisite power and authority to enter into, deliver and perform its obligations under this Subscription Agreement. If Investor is a natural person, Investor has the authority to enter into, deliver and perform its obligations under this Subscription Agreement.

(k) The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor or the investment advisor to which the Investor has delegated decision-making authority over investments, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and to the extent not a natural person, will not violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature of the Investor or the investment advisor to which the Investor has delegated decision-making authority over investments on this Subscription Agreement is genuine, and the signatory has legal competence and capacity to execute the same or the signatory, if the Investor is a natural person, has legal competence and capacity to execute the same or, if the Investor is not a natural person, the signatory has been duly authorized to execute the same, and, assuming that this Subscription Agreement constitutes the valid and binding agreement of Issuer, ParentCo, this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

(l) Neither the Investor nor, if Investor is not a natural person, any of its officers, directors, managers, managing members, general partners or any other person acting in a similar capacity or carrying out a similar function, is (i) a person named on the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List, the Sectoral Sanctions Identification List, or any other similar list of sanctioned persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), or any similar list of sanctioned persons administered by the European Union or any individual European Union member state, including the United Kingdom (collectively, “Sanctions Lists”); (ii) directly or indirectly owned or controlled by, or acting on behalf of, one or more persons on a Sanctions List; (iii) organized, incorporated, established, located, resident or born in, or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, Venezuela, the Crimea region of Ukraine, or any other country or territory embargoed or subject to substantial trade restrictions by the United States, the European Union or any individual European Union member state, including the United Kingdom; (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515; or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (collectively, a “Prohibited Investor”). The Investor represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that the Investor maintains policies and procedures

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reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. The Investor also represents that it maintains policies and procedures reasonably designed to ensure compliance with sanctions administered by the United States, the European Union, or any individual European Union member state, including the United Kingdom, to the extent applicable to it. The Investor further represents that the funds held by the Investor and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.

(m) If the Investor is or is acting on behalf of (i) an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) a plan, an individual retirement account or other arrangement that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), (iii) an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement described in clauses (i) and (ii) (each, an “ERISA Plan”), or (iv) an employee benefit plan that is a governmental plan (as defined in Section 3(32) of ERISA), a church plan (as defined in Section 3(33) of ERISA), a non-U.S. plan (as described in Section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing clauses (i), (ii) or (iii) but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws,” and together with ERISA Plans, “Plans”), the Investor represents and warrants that (A) none of Issuer, ParentCo, or any of their respective affiliates has provided investment advice or has otherwise acted as the Plan’s fiduciary, with respect to its decision to acquire and hold the Shares, and none of the parties to the Transaction is or shall at any time be the Plan’s fiduciary with respect to any decision in connection with the Investor’s investment in the Shares; and (B) its purchase of the Shares will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or any applicable Similar Law.

(n) The Investor has or has commitments to have and, when required to deliver payment to ParentCo pursuant to Section 2 above, will have, sufficient funds to pay the Subscription Amount and consummate the purchase and sale of the Shares pursuant to this Subscription Agreement.

7. Registration Rights.

(a) ParentCo agrees that, within thirty (30) calendar days after the Closing Date (the “Filing Deadline”), ParentCo will file with the SEC (at its sole cost and expense) a registration statement to register under and in accordance with the provisions of the Securities Act (the “Registration Statement”), the resale of all Shares acquired by the Investor pursuant to this Agreement which are eligible for registration (determined as of two (2) business days prior to such submission or filing) (the “Registrable Securities”), and it shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (1) the 60th calendar day after the Filing Deadline (or the 90th calendar day if the SEC notifies ParentCo that it will “review” the Registration Statement) and (2) the fifth business day after the date ParentCo is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review (the “Effectiveness Date”). ParentCo will use its commercially reasonable efforts to provide a draft of the Registration Statement to the Investor for review at least five (5) business days in advance of the filing of the Registration Statement; provided that, for the avoidance of doubt, in no event shall ParentCo be required to delay or postpone the filing of such Registration Statement as a result of or in connection with the Investor’s review. Any failure by ParentCo to file the Registration Statement by the Filing Deadline or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve ParentCo of its obligations to file a Registration Statement as set forth above in this Section 7. ParentCo shall file with the SEC a final form of prospectus pursuant to Rule 424 (or successor thereto) under the Securities Act no later than the second business day after the Registration Statement becomes effective. The Registration Statement shall include a “plan of distribution” that permits all lawful means of disposition of the Registrable Securities by the Investor, including block sales, agented transactions, sales directly into the market and other customary provisions (but, excluding for the avoidance of doubt, underwritten offerings). ParentCo’s obligations to include the Registrable Securities for resale in the Registration Statement are contingent upon the Investor furnishing in writing to ParentCo such information regarding the Investor, the securities of ParentCo held by the Investor and the intended method of disposition of such Registrable Securities as shall be reasonably requested by ParentCo to effect the registration of such Registrable Securities, and Investor shall execute such documents in connection with such registration as ParentCo may reasonably request that are customary of a selling stockholder in similar situations. For as long as the Investor holds the Registrable Securities being offered hereby, ParentCo will use commercially reasonable efforts to (A) make and keep public information available, as those terms are understood and defined in Rule 144, (B) file in a timely manner all reports and other documents with the SEC required under the Exchange Act, as long as ParentCo remains subject to such requirements, and (C) provide all customary and

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reasonable cooperation necessary, in each case, to enable the undersigned to resell Registrable Securities pursuant to the Registration Statement or Rule 144 of the Securities Act (when Rule 144 of the Securities Act becomes available to the Investor), as applicable, including providing any legal opinions to ParentCo’s transfer agent. Prior to ParentCo and its transfer agent agreeing to a form of representation letter to be given in connection with any legend removal opinion, ParentCo shall allow the Investor to review such form and shall cooperate, reasonably and in good faith, and take such action as may reasonably be requested by the Investor, consistent with the terms of this Subscription Agreement, in connection with the registration of the shares. In no event shall the Investor be required to represent, warrant, agree, acknowledge, or covenant for the Subscribed Shares to be returned to its account.

(b) ParentCo shall, if requested by the Investor:

(i) cause the removal of any restrictive legend set forth on the Shares, and

(ii) issue Shares without any such legend in book-entry or by electronic delivery through The Depository Trust Company, at the Investor’s option, within two (2) Business Days of such request,

provided that in each case of clause (b)(i) and clause (b)(ii)

(A) either:

(x) such Shares are registered for resale under the Securities Act and the Investor has sold or proposes to sell such Shares pursuant to such registration, or

(y) the Investor has sold or transferred, or proposes to sell or transfer, Shares pursuant to Rule 144, or

(B) ParentCo, its counsel or the Transfer Agent have received customary representation and other documentation from the Investor that is reasonably necessary to establish that restrictive legends are no longer required as reasonably requested by ParentCo, its counsel or the Transfer Agent.

With respect to clause (A)(x), while the Registration Statement is effective, if restrictive legends are no longer required for such Shares, ParentCo shall, in accordance with the provisions of Section 7 and within two (2) trading days of any request therefor from the Investor accompanied by such customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, deliver to the Transfer Agent instructions that the Transfer Agent shall make a new, unlegended entry for such book entry Shares.

(c) At its expense ParentCo shall:

(i) except for such times as ParentCo is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which ParentCo determines to obtain, continuously effective with respect to Investor, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of the following: (A) Investor ceases to hold any Registrable Securities, (B) the date all Registrable Securities held by Investor may be sold without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144 and without the requirement for ParentCo to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), and (C) three (3) years from the date of effectiveness of the Registration Statement. The period of time during which ParentCo is required hereunder to keep a Registration Statement effective is referred to herein as the “Registration Period”;

(ii) during the Registration Period, advise Investor, as expeditiously as possible:

(1) when a Registration Statement or any amendment thereto has been filed with the SEC and when such Registration Statement or any post-effective amendment thereto has become effective;

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(2) of any request by the Commission for amendments or supplements to any Registration Statement or the prospectus included therein or for additional in-formation;

(3) after it shall receive notice or obtain knowledge thereof, of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(4) of the receipt by ParentCo of any notification with respect to the suspension of the qualification of the Registrable Securities included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(5) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, ParentCo shall not, when so advising Investor of such events, provide Investor with any material, nonpublic information regarding ParentCo other than to the extent that providing notice to Investor of the occurrence of the events listed in (1) through (4) above may constitute material, nonpublic information regarding ParentCo;

(iii) during the Registration Period, use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

(iv) during the Registration Period, upon the occurrence of any event contemplated in Section 7(c)(ii)(4) above, except for such times as ParentCo is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, ParentCo shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Securities included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(v) during the Registration Period, use its commercially reasonable efforts to cause all Registrable Securities to (1) qualify for listing on Nasdaq or such other national securities exchange upon which the Shares are then listed, and (2) update or amend the Registration Statement as necessary to include all of the Shares offered hereby;

(vi) during the Registration Period, use its commercially reasonable efforts to allow the Investor to review disclosure regarding the Investor in the Registration Statement; and

(vii) during the Registration Period, otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Investor, consistent with the terms of this Agreement, in connection with the registration of the Registrable Securities.

(d) Notwithstanding anything to the contrary in this Subscription Agreement, ParentCo shall be entitled to delay the filing or effectiveness of, or suspend the use of, the Registration Statement if the board of directors of ParentCo reasonably determines in good faith and upon the advice of counsel that in order for the Registration Statement not to contain a material misstatement or omission, (i) an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act, (ii) the negotiation or consummation of a transaction by ParentCo or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event ParentCo’s board of directors reasonably believes would require additional disclosure by ParentCo in the Registration Statement of material information that ParentCo has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of ParentCo’s board of directors in good faith and upon the advice of counsel

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to cause the Registration Statement to fail to comply with applicable disclosure requirements, or (iii) in the good faith judgment of the majority of ParentCo’s board of directors, such filing or effectiveness or use of such Registration Statement would be seriously detrimental to ParentCo and the majority of the ParentCo board or directors concludes as a result that it is essential to defer such filing (each such circumstance, a “Suspension Event”); provided, however, that ParentCo shall not delay or suspend the Registration Statement on more than two (2) occasions or for more than sixty (60) consecutive calendar days, or more than ninety (90) total calendar days, in each case during any twelve-month period. Upon receipt of any written notice from ParentCo of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein (in light of the circumstances under which they were made, in the case of the prospectus) not misleading, the Investor agrees that (i) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Investor receives copies of a supplemental or amended prospectus (which ParentCo agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by ParentCo that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by ParentCo unless otherwise required by law or subpoena. If so directed by ParentCo, Investor will deliver to ParentCo or, in Investor’s sole discretion destroy, all copies of the prospectus covering the Registrable Securities in Investor’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Registrable Securities shall not apply (A) to the extent Investor is required to retain a copy of such prospectus (1) to comply with applicable legal, regulatory, self-regulatory or professional requirements or (2) in accordance with a bona fide pre-existing document retention policy or (B) to copies stored electronically on archival servers as a result of automatic data back-up. Notwithstanding anything to the contrary, ParentCo shall cause its transfer agent to deliver unlegended Shares to a transferee of an Investor in connection with any sale of Shares with respect to which an Investor has entered into a contract for sale, prior to such Investor’s receipt of the notice of a Suspension Event and for which such Investor has not yet settled.

(e) Indemnification.

(i) ParentCo agrees to indemnify and hold harmless, to the extent permitted by law, Investor (to the extent named as a selling stockholder under the Registration Statement), its directors, officers, partners, managers, members, stockholders, employees, agents and each person who controls Investor (within the meaning of the Securities Act) and each affiliate of Investor (within the meaning of Rule 405 under the Securities Act), to the extent permitted by law, from and against all losses, claims, damages, liabilities and expenses (including, without limitation, reasonable and documented attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement (“Prospectus”) or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to ParentCo by or on behalf of such Investor expressly for use therein.

(ii) In connection with any Registration Statement in which an Investor is participating, such Investor shall furnish (or cause to be furnished) to ParentCo in writing such information and affidavits as ParentCo reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify ParentCo, its directors and officers and each person or entity who controls ParentCo (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, but only to the extent that such untrue statement or omission is contained (or not contained in, in the case of an omission) in any information or affidavit so furnished in writing by or on behalf of such Investor expressly for use therein; provided, however, that the liability of such Investor shall

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be several and not joint with any Other Investor and shall be in proportion to and limited to the net proceeds received by such Investor from the sale of Registrable Securities giving rise to such indemnification obligation.

(iii) Any person or entity entitled to indemnification herein shall (A) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (B) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(iv) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities.

(v) If the indemnification provided under this Section 7(e) from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of the Investor shall be limited to the net proceeds received by such Investor from the sale of Registrable Securities giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 7(d)(i), (ii) and (iii) above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 7(e)(v) from any person or entity who was not guilty of such fraudulent misrepresentation.

8. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the BCA is terminated in accordance with its terms, (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement,

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(c) if the conditions to Closing set forth in Section 3 of this Subscription Agreement are not satisfied at, or are not capable of being satisfied on or prior to, the Closing and, as a result thereof, the transactions contemplated by this Subscription Agreement will not be or are not consummated at the Closing, and (d) June 22, 2022 if the closing of the Transaction has not occurred on or before such date; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach. ParentCo shall notify the Investor of the termination of the BCA promptly after the termination of such agreement. Upon the termination of this Subscription Agreement in accordance with this Section 8, any monies paid by the Investor to ParentCo in connection herewith shall be promptly (and in any event within one business day after such termination) returned to the Investor.

9. Trust Account Waiver. The Investor acknowledges that Issuer is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving Issuer and one or more businesses or assets. The Investor further acknowledges that, as described in Issuer’s prospectus relating to its initial public offering dated January 15, 2021 (the “IPO Prospectus”) available at www.sec.gov, substantially all of Issuer’s assets consist of the cash proceeds of Issuer’s initial public offering and private placement of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of Issuer, its public shareholders and the underwriter of Issuer’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to Issuer to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the IPO Prospectus. For and in consideration of Issuer entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the Investor hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement; provided, that nothing in this Section 9 shall (x) serve or be deemed to limit or prohibit Investor’s right to pursue a claim against Issuer for legal relief against assets held outside the Trust Account, for specific performance or other equitable relief; (y) serve or be deemed to limit or prohibit any claims that Investor may have in the future against Issuer’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with such funds); or (z) be deemed to limit Investor’s right to distributions from the Trust Account in accordance with the Issuer’s organizational documents in respect of the shares acquired by any means other than pursuant to this Subscription Agreement or any Investor’s right, title, interest or claim to the Trust Account, or to any monies held therein, by virtue of such Investor’s record or beneficial ownership of securities of the Company acquired by any means other than pursuant to this Subscription Agreement, including but not limited to any redemption right with respect to any such securities of the Company.

10. Miscellaneous.

(a) Neither this Subscription Agreement nor any rights that may accrue to the Investor hereunder (other than the Shares acquired hereunder, if any, and the rights set forth in Section 7) or Issuer or ParentCo may be transferred or assigned, other than an assignment by the Investor to any fund or account managed by the same investment manager as the Investor or an affiliate thereof, subject to, if such transfer or assignment is prior to the Closing, such transferee or assignee, as applicable, executing a joinder to this Subscription Agreement or a separate subscription agreement in substantially the same form as this Subscription Agreement, including with respect to the Subscription Amount and other terms and conditions, provided, that, in the case of any such transfer or assignment, the initial party to this Subscription Agreement shall remain bound by its obligations under this Subscription Agreement in the event that the transferee or assignee, as applicable, does not comply with its obligations to consummate the purchase of Shares contemplated hereby. Neither this Subscription Agreement nor any rights that may accrue to Issuer or ParentCo hereunder or any of Issuer’s or ParentCo’s obligations may be transferred or assigned other than pursuant to the Transaction.

(b) Issuer or ParentCo may request from the Investor such additional information as Issuer or ParentCo may deem in good faith reasonably necessary to evaluate the eligibility of the Investor to acquire the Shares and in connection with the inclusion of the Shares in the Registration Statement, and the Investor shall provide such information as may reasonably be requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided that Issuer and ParentCo agree to keep any such information confidential. The Investor acknowledges that Issuer or ParentCo may file a form of this Subscription Agreement with the SEC as an exhibit to a current or periodic report or a registration statement of Issuer or ParentCo.

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(c) The Investor acknowledges that Issuer and ParentCo will rely on the acknowledgments, understandings, agreements, representations and warranties of the Investor contained in this Subscription Agreement. Prior to the Closing, the Investor agrees to promptly notify Issuer and ParentCo if any of the acknowledgments, understandings, agreements, representations and warranties of the Investor set forth herein are no longer accurate.

(d) Issuer, ParentCo, and the Investor are each entitled to rely upon this Subscription Agreement and each is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(e) Issuer, ParentCo, and any of their respective affiliates may now or in the future own securities of the Issuer and may purchase securities in the Transaction.

(f) All of the representations and warranties contained in this Subscription Agreement shall survive the Closing. All of the covenants and agreements made by each party hereto in this Subscription Agreement shall survive the Closing.

(g) This Subscription Agreement may not be modified, waived or terminated (other than pursuant to the terms of Section 3(d) and Section 8 above) except by an instrument in writing, signed by each of the parties hereto and, to the extent required by the BCA, by the Company. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties and third party beneficiaries hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

(h) This Subscription Agreement (including the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth in Section 7(c), Section 10(c) and Section 10(d) with respect to the persons referenced therein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns.

(i) Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

(j) If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(k) This Subscription Agreement may be executed in one or more counterparts (including by electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(l) The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

(m) THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE court of chancery of the state of delaware (or, to the extent such court does not have subject matter jurisdiction, the superior court of the state of delaware, or the united states district court for the district of delaware) SOLELY IN RESPECT OF

Annex E-14

THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A delaware STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN THIS SECTION 10(m) OR SECTION 13 OF THIS SUBSCRIPTION AGREEMENT OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER STATE.

(n) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY; AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10(n).

11. Non-Reliance and Exculpation. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the SEC Reports and statements, representations and warranties of Issuer or ParentCo expressly contained in this Subscription Agreement, in making its investment or decision to invest in ParentCo. The Investor acknowledges and agrees that none of (i) any Other Investor pursuant to this Subscription Agreement or any Other Subscription Agreement related to the private placement of the Shares (including the investor’s respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), (ii) any other party to the BCA (other than Issuer or ParentCo), or (iii) any affiliates, or any control persons, officers, directors, employees, partners, agents or representatives of any of Issuer, ParentCo, the Company or any other party to the BCA shall be liable to the Investor, or to any Other Investor, pursuant to this Subscription Agreement or any Other Subscription Agreement related to the private placement of the Shares, the negotiation hereof or thereof or the subject matter hereof or thereof, or the transactions contemplated hereby or thereby, including, without limitation, with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Issuer or ParentCo, the Company, or any Non-Party Affiliate concerning the Issuer or ParentCo, the Company, any of their controlled affiliates, this Subscription Agreement or the

Annex E-15

BCA or the transactions contemplated hereby and thereby. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equityholder or affiliate of the Issuer or ParentCo, the Company, or any of the Issuer’s, ParentCo’s, the Company’s controlled affiliates or any family member of the foregoing.

12. Press Releases. Issuer shall, by 9:00 a.m., New York City time, on the first business day immediately following the date of this Subscription Agreement, issue one or more press releases or furnish or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing, to the extent not previously publicly disclosed, the Initial PIPE Investment, all material terms of the Transaction and any other material, non-public information that Issuer and ParentCo have provided to the Investor at any time prior to the filing of the Disclosure Document. From and after the disclosure of the Disclosure Document, Investor shall not be in possession of any material, non-public information received from Issuer, ParentCo or any of their respective officers, directors, employees, or agents relating to the transactions contemplated by this Subscription Agreement, and the Investor shall no longer be subject to any confidentiality or similar obligations under any current agreement (if any), whether written or oral with the Issuer, ParentCo or the Company, or any of their affiliates, relating to the transactions contemplated by this Subscription Agreement. Notwithstanding anything in this Subscription Agreement to the contrary, the Issuer, ParentCo and the Company shall not, without the prior written consent of the Investor, disclose to third parties (including publicly) the name of the Investor or any of its advisors or affiliates, or include the name of the Investor or any of its affiliates (i) in any press release or (ii) in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of the Investor, except to the extent such disclosure is required by law, any governmental authority or stock exchange rule, in which case ParentCo shall provide the Investor with prior written notice (to the extent permitted by laws) of such disclosure permitted under this clause and shall reasonably consult with the Investor regarding such disclosure.

13. Separate Obligations. The decision of the Investor to purchase the Shares pursuant to this Subscription Agreement has been made by the Investor independently of any Other Investor or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Issuer, ParentCo, or the Company, or any of their respective subsidiaries which may have been made or given by any Other Investor or investor or by any agent or employee of any Other Investor or investor, and neither Investor nor any of its agents or employees shall have any liability to any Other Investor or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by the Investor or investor pursuant hereto or thereto, shall be deemed to constitute the Investor and Other Investors or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investor and Other Investors or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. The Investor acknowledges that no Other Investor has acted as agent for the Investor in connection with making its investment hereunder and no Other Investor will be acting as agent of the Investor in connection with monitoring its investment in the Shares or enforcing its rights under this Subscription Agreement. The Investor shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Investor or investor to be joined as an additional party in any proceeding for such purpose.

14. Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email (in each case in this clause (iv), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

if to the Investor, to the address provided on the Investor’s signature page hereto;

with copies to (which shall not constitute notice) Counsel; and

Annex E-16

if to ParentCo or Issuer, to:

Bright Lights Acquisition Corp 12100 Wilshire Blvd, Suite 1150
Los Angeles, California 90025
Attention:	Michael Mahan
Email:	Chief Executive Officer

with copies to (which shall not constitute notice), to:

Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue, Suite 1400 Palo Alto, CA 94301
Attention:	Michael Mies
Email:	michael.mies@skadden.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

[SIGNATURE PAGES FOLLOW]
Annex E-17

IN WITNESS WHEREOF, Issuer and ParentCo has accepted this Subscription Agreement as of the date set forth below.

BRIGHT LIGHTS ACQUISITION CORP.
By:
Name:
Title:

Date:   November __, 2021

BRIGHT LIGHTS PARENT CORP.
By:
Name:
Title:

Date:  November __, 2021

[Signature Page to Subscription Agreement]

Annex E-18

IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Investor: ___________________________	State/Country of Formation or Domicile: _____________

By: ______________________________________
Name: ____________________________________
Title: _____________________________________

Date: ________, 2021

Name in which Shares are to be registered (if different):

_______________________________________

Investor’s EIN: ___________________________

Business Address-Street:	Mailing Address-Street (if different):

_______________________________________	_______________________________________

City, State, Zip:	City, State, Zip:
_______________________________________	_______________________________________

Attn: __________________________________	Attn: __________________________________

Telephone No.: __________________________	Telephone No.: __________________________
Facsimile No.: ___________________________	Facsimile No.: _______________________________

Number of Shares subscribed for: ________________________

Aggregate Subscription Amount: $ _______________________

Price Per Share: $9.20

You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by ParentCo in the Closing Notice.

[Signature Page to Subscription Agreement]

Annex E-19

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

A.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the applicable subparagraphs):
☐	We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).
B.	ACCREDITED INVESTOR STATUS (Please check the applicable subparagraphs):
1.

☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2.	☐ We are not a natural person.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an “accredited investor.”

☐	Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;
☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐

Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐

Any “family office,” as defined in rule 202(a)(11)(g)-1 under the Investment Advisers Act of 1940, as amended, with assets under management in excess of $5,000,000, not formed to acquire the securities offered, and whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐

Any natural person whose individual net worth, or joint net worth with that person’s spouse, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

[Schedule A to Subscription Agreement]

Annex E-20

☐

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐	Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or
☐	Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.

These pages should be completed by the Investor
and constitutes a part of the Subscription Agreement.

[Schedule A to Subscription Agreement]

Annex E-21

Annex F

FORM OF AMENDED AND RESTATED
REGISTRATION RIGHTS AGREEMENT

This Amended and Restated Registration Rights Agreement (this “Agreement”), dated as of [•], 2022, is made and entered into by and among Manscaped Holdings, Inc. (formerly known as Bright Lights Parent Corp., a Delaware corporation, the “Company”), Bright Lights Sponsor LLC, a Delaware limited liability company (“Sponsor Holdco”), the parties set forth on Schedule I hereto (together with the Sponsor Holdco, each, a “Sponsor” and, together, the “Sponsors”) and certain former equityholders of Manscaped Holdings LLC, a Delaware limited liability company (“Manscaped”) identified on the signature pages hereto (such equityholders, the “Manscaped Holders”, and, collectively with the Sponsor, the Manscaped Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 or Section 5.10 of this Agreement, the “Holders” and each, a “Holder”).

Recitals

Whereas, Bright Lights Acquisition Corp. (“Bright Lights”) and the Sponsors are party to that certain Registration Rights Agreement, dated as of January 6, 2021 (the “Original RRA”);

Whereas, the Company has entered into that certain Business Combination Agreement, dated as of November 22, 2021, (as it may be amended or supplemented from time to time, the “Business Combination Agreement”), by and among Bright Lights, the Company, Mower Intermediate Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of Bright Lights (“Intermediate Holdco”), Mower Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of Intermediate Holdco (“Merger Sub Corp”), Mower Merger Sub 2, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Intermediate Holdco (“Merger Sub LLC”), and Manscaped;

Whereas, prior to the date hereof and subject to the conditions of the Business Combination Agreement, Bright Lights merged with and into the Company (the “Company Merger”), pursuant to which the separate corporate existence of Bright Lights ceased and the Company became the surviving corporation following such merger;

Whereas, pursuant to the Company Merger, all of the issued and outstanding shares of Bright Lights Common Stock were exchanged on a one-for-one basis for shares of common stock of the Company, and all of the outstanding warrants to purchase Bright Lights Common Stock were exercisable for an equal number of shares of Company common stock on the existing terms and conditions of such warrants;

Whereas, on or prior to the date hereof, Merger Sub Corp will merge with and into Manscaped, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company “Manscaped, Inc.”), with Manscaped, Inc. being the surviving corporation;

Whereas, on or prior to the date hereof, Manscaped, Inc. will merge with and into Merger Sub LLC, with Merger Sub LLC being the surviving entity;

Whereas, on the date hereof, certain investors (the “Investor Stockholders”) purchased an aggregate of [•] shares of Common Stock (the “Investor Shares”) in a transaction exempt from registration under the Securities Act pursuant to the respective Subscription Agreements, each dated as of November 22, 2021, entered into by and among the Company, Bright Lights and each of the Investor Stockholders (each, a “Subscription Agreement” and, collectively, the “Subscription Agreements”);

Whereas, pursuant to Section 5.5 of the Original RRA, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of Bright Lights and the Holders (as defined in the Original RRA) of at least a majority in interest of the Registrable Securities (as defined in the Original RRA) at the time in question, and the Sponsors are Holders in the aggregate of at least a majority in interest of the Registrable Securities as of the date hereof; and

Annex F-1

Whereas, the Company (as successor to Bright Lights) and the Sponsors desire to amend and restate the Original RRA in its entirety and enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

Now, Therefore, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1    Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Additional Holder” shall have the meaning given in Section 5.10.

“Additional Holder Common Stock” shall have the meaning given in Section 5.10.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or the Chief Financial Officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble hereto.

“Board” shall mean the Board of Directors of the Company.

“Business Combination Agreement” shall have the meaning given in the Recitals hereto.

“Closing” shall have the meaning given in the Business Combination Agreement.

“Closing Date” shall have the meaning given in the Business Combination Agreement.

“Commission” shall mean the Securities and Exchange Commission.

“Common Stock” means the common stock of the Company, par value $0.0001 per share.

“Company” shall have the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Competing Registration Rights” shall have the meaning given in Section 5.7.

“Demanding Holder” shall have the meaning given in Section 2.1.4.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.

“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.

“Holder Information” shall have the meaning given in Section 4.1.2.

“Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.

“Investor Shares” shall have the meaning given in the Recitals hereto.

“Investor Stockholders” shall have the meaning given in the Recitals hereto.

Annex F-2

“Joinder” shall have the meaning given in Section 5.10.

“Letter Agreement” means that certain letter agreement, dated as of January 6, 2021, by and among the Company, the Sponsors and certain of the Company’s current and former officers, directors and director nominees.

“Manscaped” shall have the meaning given in the Preamble hereto.

“Manscaped Holders” shall have the meaning given in the Preamble hereto.

“Manscaped, Inc.” shall have the meaning given in the Preamble hereto.

“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.

“Merger Sub Corp” shall have the meaning given in the Preamble hereto.

“Merger Sub LLC” shall have the meaning given in the Preamble hereto.

“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“Original RRA” shall have the meaning given in the Recitals hereto.

“Permitted Transferees” shall mean any person or entity to whom such Holder is permitted to transfer such Registrable Securities, subject to and in accordance with any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company and any transferee thereafter, including Section 5.2 of this Agreement.

“Piggyback Registration” shall have the meaning given in Section 2.2.1.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any outstanding shares of Common Stock or any other equity security (including warrants to purchase shares of Common Stock and shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by a Holder immediately following the Closing (including any securities distributable pursuant to the Business Combination Agreement and any Investor Shares); (b) any Additional Holder Common Stock; and (c) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a) or (b) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B)(i) such securities shall have been otherwise transferred, (ii) new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and (iii) subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no limitation as to volume or manner of sale); and (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

Annex F-3

“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:

(A)    all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any national securities exchange on which the Common Stock is then listed;

(B)    fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C)    printing, messenger, telephone and delivery expenses;

(D)    reasonable fees and disbursements of counsel for the Company;

(E)    reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F)    in an Underwritten Offering, reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders.

“Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holders” shall have the meaning given in Section 2.1.5.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.

“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” shall mean an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” shall have the meaning given in the Preamble hereto.

“Sponsor Holdco” shall have the meaning given in the Preamble hereto.

“Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.1.2.

“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

Annex F-4

“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.4.

“Withdrawal Notice” shall have the meaning given in Section 2.1.6.

ARTICLE II

REGISTRATIONS AND OFFERINGS

2.1    Shelf Registration.

2.1.1    Filing. Within forty-five (45) calendar days following the Closing Date, the Company shall submit to or file with the Commission a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), if the Company is then eligible to use a Form S-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) business days prior to such submission or filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) the ninetieth (90th) calendar day following the filing date thereof if the Commission notifies the Company that it will “review” the Registration Statement and (b) the tenth (10th) business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use Form S-3. The Company’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.2    Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this Section 2.1.2, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.3    Additional Registrable Securities. Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of Sponsor Holdco or a Manscaped Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, any then available Shelf or by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after

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such filing and such Shelf or Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such Registrable Securities to be so covered twice per calendar year for each of the Sponsor Holdco and the Manscaped Holders.

2.1.4    Requests for Underwritten Shelf Takedowns. Subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, the Sponsor Holdco or a Manscaped Holder (the Sponsor Holdco or a Manscaped Holder being in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $20 million (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. The Company shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the initial Demanding Holder’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Sponsor Holdco and a Manscaped Holder may each demand not more than two (2) Underwritten Shelf Takedowns pursuant to this Section 2.1.4 in any twelve (12) month period. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.

2.1.5    Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any shares of Common Stock or other equity securities proposed to be sold by Company or by other holders of Common Stock or other equity securities, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities.

2.1.6    Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority in interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Shelf Takedown; provided that the Sponsor Holdco or a Manscaped Holder may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by the Sponsor Holdco, the Manscaped Holders or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown by the withdrawing Demanding Holder for purposes of Section 2.1.4, unless such Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown); provided that, if the Sponsor Holdco or a Manscaped Holder elects to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by the Sponsor Holdco or such Manscaped Holder, as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, the

Annex F-6

Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this Section 2.1.6.

2.2    Piggyback Registration.

2.2.1    Piggyback Rights. If the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company, or (iv) for a dividend reinvestment plan, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering.

2.2.2    Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities that the Company desires to sell, taken together with (i) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:

(a)    if the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;

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(b)    if the Registration is pursuant to a demand by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and

(c)    if the Registration and Underwritten Shelf Takedown is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration securities in the priority set forth in Section 2.1.5.

2.2.3    Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

2.2.4    Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof.

2.3    Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company, if requested by the managing Underwriters, each Holder that is an executive officer, director or Holder in excess of five percent (5%) of the outstanding Common Stock (and for which it is customary for such a Holder to agree to a lock-up) agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).

Annex F-8

ARTICLE III

COMPANY PROCEDURES

3.1    General Procedures. In connection with any Shelf and/or Shelf Takedown, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1    prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities have ceased to be Registrable Securities;

3.1.2    prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3    prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4    prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5    cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;

3.1.6    provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7    advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8    at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated

Annex F-9

under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

3.1.9    notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4;

3.1.10    in the event of an Underwritten Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, permit a representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11    obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering or sale by a broker, placement agent or sales agent pursuant to such Registration (subject to such broker, placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountings and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12    in the event of an Underwritten Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agents or sales agent, if any and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;

3.1.13    in the event of any Underwritten Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the broker, placement agent or sales agent of such offering or sale;

3.1.14    make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect);

3.1.15    with respect to an Underwritten Offering pursuant to Section 2.1.4, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.16    otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter or broker, sales agent or placement agent if such Underwriter or broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter or broker, sales agent or placement agent, as applicable.

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3.2    Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders.

3.3    Requirements for Participation in Registration Statement in Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the registration and such Holder continues thereafter to withhold such information. No person or entity may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements. The exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.4    Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1    Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.

3.4.2    Subject to Section 3.4.4, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board such Registration, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.

3.4.3    Subject to Section 3.4.4, (a) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company-initiated Registration, and provided that the Company continues to actively employ, in good faith, all reasonable efforts to maintain the effectiveness of the applicable Shelf Registration Statement, or (b) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4.

3.4.4    The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4.2 or a registered offering pursuant to Section 3.4.3 shall be exercised by the Company, in the aggregate, for not more than ninety (90) consecutive calendar days or more than one hundred and twenty (120) total calendar days in each case, during any twelve (12)-month period.

3.5    Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the

Annex F-11

date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1    Indemnification.

4.1.1    The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and agents and each person or entity who controls such Holder (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto filed pursuant to this Agreement or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2    In connection with any Registration Statement filed pursuant to this Agreement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person or entity who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3    Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and

Annex F-12

expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4    The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5    If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person or entity who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

5.1    Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: Manscaped Holdings, LLC, 3753 Howard Hughes Parkway, Suite 200, Las Vegas, NV 89169, Attention: Paul Tran, Email: paul@manscaped.com, and, if to any Holder, at such Holder’s address, electronic mail address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

Annex F-13

5.2    Assignment; No Third Party Beneficiaries.

5.2.1    This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2    Subject to Section 5.2.4 and Section 5.2.5, this Agreement and the rights, duties and obligations of a Holder hereunder may be assigned in whole or in part to such Holder’s Permitted Transferees; provided, that, with respect to the Manscaped Holders and the Sponsors, the rights hereunder that are personal to such Holders may not be assigned or delegated in whole or in part, except that (x) each of the Manscaped Holders shall be permitted to transfer its rights hereunder as the Manscaped Holders to one or more affiliates or any direct or indirect partners, members or equity holders of such Manscaped Holder (it being understood that no such transfer shall reduce any rights of such Manscaped Holder or such transferees) and (y) the Sponsor Holdco shall be permitted to transfer its rights hereunder as the Sponsor Holdco to one or more affiliates or any direct or indirect partners, members or equity holders of the Sponsor Holdco (it being understood that no such transfer shall reduce any rights of the Sponsor Holdco or such transferees).

5.2.3    This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4    This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2.

5.2.5    No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless it is permitted under Section 5.2.2 and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3    Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.4    Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (1) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AND (2) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK.

5.5    TRIAL BY JURY. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

5.6    Amendments and Modifications. Upon the written consent of (a) the Company and (b) the Holders of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of the Sponsor Holdco so long as the Sponsor Holdco and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company; provided, further, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of each Manscaped Holder so long as such Manscaped Holder and its affiliates hold, in the aggregate, at least five percent (5%) of the

Annex F-14

outstanding shares of Common Stock of the Company; and provided, further, that any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.7    Other Registration Rights. Other than (i) the Investor Stockholders who have registration rights with respect to their Investor Shares pursuant to their respective Subscription Agreements and (ii) as provided in the Warrant Agreement, dated as of January 6, 2021, between the Company and Continental Stock Transfer & Trust Company, the Company represents and warrants that no person or entity, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person or entity. For so long as (a) the Sponsor Holdco and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company, the Company hereby agrees and covenants that it will not grant rights to register any Common Stock (or securities convertible into or exchangeable for Common Stock) pursuant to the Securities Act that are more favorable, pari passu or senior to those granted to the Holders hereunder (such rights “Competing Registration Rights”) without the prior written consent of the Sponsor Holdco, and (b) a Manscaped Holder and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company, the Company hereby agrees and covenants that it will not grant Competing Registration Rights without the prior written consent of such Manscaped Holder. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.8    Term. This Agreement shall terminate on the earlier of (a) the tenth anniversary of the date of this Agreement or (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.

5.9    Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

5.10    Additional Holders; Joinder. In addition to persons or entities who may become Holders pursuant to Section 5.2 hereof, subject to the prior written consent of the Sponsor Holdco and each Manscaped Holder (in each case, so long as such Holder and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company), the Company may make any person or entity who has or acquires Common Stock or rights to acquire Common Stock after the date hereof a party to this Agreement (each such person or entity, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached hereto (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Common Stock of the Company then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Common Stock”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Common Stock.

5.11    Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

Annex F-15

5.12    Entire Agreement; Restatement. This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Closing, the Original RRA shall no longer be of any force or effect.

[SIGNATURE PAGES FOLLOW]

Annex F-16

In Witness Whereof, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:
Bright Lights Parent Corp., a Delaware corporation
By:
Name:
Title:

[Signature Page to Amended and Restated Registration Rights Agreement]

Annex F-17

In Witness Whereof, the undersigned have caused this Agreement to be executed as of the date first written above.

HOLDERS:
Bright Lights Sponsor LLC a Delaware limited liability company
By:
Name:
Title:

Name: Michael Mahan

Name: Ciara Wilson

Name: Peter Guber

Name: Mark Shapiro

Name: Selena Kalvaria

[Signature Page to Amended and Restated Registration Rights Agreement]

Annex F-18

In Witness Whereof, the undersigned have caused this Agreement to be executed as of the date first written above.

MANSCAPED HOLDERS:

[•]

[Signature Page to Amended and Restated Registration Rights Agreement]

Annex F-19

Exhibit A

REGISTRATION RIGHTS AGREEMENT JOINDER

The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Amended and Restated Registration Rights Agreement, dated as of [•], 2022 (as the same may hereafter be amended, the “Registration Rights Agreement”), among Manscaped Holdings, Inc., a Delaware corporation (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.

By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s shares of Common Stock shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein; provided, however, that the undersigned and its permitted assigns (if any) shall not have any rights as Holders, and the undersigned’s (and its transferees’) shares of Common Stock shall not be included as Registrable Securities, for purposes of the Excluded Sections.

For purposes of this Joinder, “Excluded Sections” shall mean [_____________].

Accordingly, the undersigned has executed and delivered this Joinder as of the ___ day of ________________, 20_________.

Signature of Stockholder

Print Name of Stockholder

Its:

Address:

Agreed and Accepted as of
_____________________, 20___
Manscaped Holdings, Inc.
By:
Name:
Its:

Annex F-20

Schedule I
Schedule of Sponsors

Sponsors
Bright Lights Sponsor LLC
Michael Mahan(1)
Ciara Wilson
Peter Guber
Mark Shapiro
Selena Kalvaria

____________

(1)      Michael Mahan may be deemed to beneficially own securities held by Bright Lights Sponsor LLC by virtue of his shared control over Bright Lights Sponsor LLC. Mr. Mahan disclaims beneficial ownership of securities held by Bright Lights Sponsor LLC except to the extent of his pecuniary interests therein.

Annex F-21

Annex G

MANSCAPED HOLDINGS, INC.
2022 OMNIBUS INCENTIVE PLAN

Section 1.     Purpose.  The purpose of the Plan is to motivate and reward employees and other individuals to perform at the highest level and contribute significantly to the success of the Company, thereby furthering the best interests of the Company and its stockholders.

Section 2.     Definitions.  As used in the Plan, the following terms shall have the meanings set forth below:

(a)     “Affiliate” means any entity that, directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Company.

(b)     “Award” means any Option, SAR, Restricted Stock, RSU, Performance Award, Other Cash-Based Award or Other Stock-Based Award granted under the Plan.

(c)     “Award Agreement” means any agreement, contract or other instrument or document (including in electronic form) evidencing any Award granted under the Plan, which may, but need not, be executed or acknowledged by a Participant.

(d)     “Beneficial Owner” has the meaning ascribed to such term in Rule 13d-3 under the Exchange Act.

(e)     “Beneficiary” means a Person entitled to receive payments or other benefits or exercise rights that are available under the Plan in the event of a Participant’s death. If no such Person can be named or is named by a Participant, or if no Beneficiary designated by a Participant is eligible to receive payments or other benefits or exercise rights that are available under the Plan at a Participant’s death, such Participant’s Beneficiary shall be such Participant’s estate.

(f)      “Board” means the Board of Directors of the Company.

(g)     “Cause” is as defined in the Participant’s Service Agreement, if any, or if not so defined, means the Participant’s: (i) any failure to substantially perform duties (other than any such breach or failure due to Participant’s physical or mental illness) and the continuance of such failure for more than 30 days following Participant’s receipt of written notice from the Company; (ii) any failure to cooperate, if reasonably requested by the Company, with any investigation or inquiry into the Participant’s or the Company’s business practices, whether internal or external, including, but not limited to, Participant’s refusal to be deposed or to provide testimony at any trial or inquiry and the continuance of such failure for more than 30 days following Participant’s receipt of written notice from the Company, which notice shall set forth in reasonable detail the facts or circumstances constituting such failure; (iii) engaging in theft, fraud, willful misconduct, or dishonesty that has caused or is reasonably expected to result in material injury (financial, reputational, or otherwise) to the Company; (iv) any material breach by the Participant of any fiduciary duty owed to the Company; (v) an act of moral turpitude by Participant, or conviction of, or entering a plea of guilty or nolo contendere to, a crime that constitutes a felony; (vi) any material breach by the Participant of any of the Participant’s obligations hereunder or under any other written agreement or covenant with the Company or any of its Affiliates or under any written policies of the Company or any of its Affiliates. For the avoidance of doubt, the determination as to whether a termination is for Cause for purposes of the Plan shall be made in good faith by the Committee and shall be final and binding on Participant.

(h)     “Change in Control” means the occurrence of any one or more of the following events (unless otherwise defined in an Award Agreement):

(i)       any Person, other than (A) any employee plan established by the Company or any Subsidiary, (B) the Company or any of its Affiliates, (C) an underwriter temporarily holding securities pursuant to an offering of such securities, or (D) an entity owned, directly or indirectly, by stockholders of the Company in substantially the same proportions as their ownership of the Company, acquires, in one or a series of transactions during any 12-month period, the Beneficial Ownership, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates other than in connection with the acquisition by the Company or

Annex G-1

its Affiliates of a business) representing 50% or more of the total voting power of the stock of the Company; provided that the provisions of this subsection (i) are not intended to apply to or include as a Change in Control any transaction that is specifically excepted from the definition of Change in Control under subsection (iii) below;

(ii)      a change in the composition of the Board such that, during any 12-month period, the individuals who, as of the beginning of such period, constitute the Board (the “Existing Board”) cease for any reason to constitute at least 50% of the Board; provided, however, that any individual becoming a member of the Board subsequent to the beginning of such period whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of the Directors immediately prior to the date of such appointment or election shall be considered as though such individual were a member of the Existing Board; provided further, that, notwithstanding the foregoing, no individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 or Regulation 14A promulgated under the Exchange Act or successor statutes or rules containing analogous concepts) or other actual or threatened solicitation of proxies or consents by or on behalf of an individual, corporation, partnership, group, associate or other entity or Person other than the Board, shall in any event be considered to be a member of the Existing Board;

(iii)     the consummation of a merger, amalgamation or consolidation of the Company with any other corporation or other entity, or the issuance of voting securities in connection with such a transaction pursuant to applicable stock exchange requirements; provided that immediately following such transaction the voting securities of the Company outstanding immediately prior thereto do not continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity of such transaction or parent entity thereof) 50% or more of the total voting power of the Company’s stock (or, if the Company is not the surviving entity of such merger or consolidation, 50% or more of the total voting power and total fair market value of the stock of such surviving entity or parent entity thereof); and provided, further, that such a transaction effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates other than in connection with the acquisition by the Company or its Affiliates of a business) representing 50% or more of either the then-outstanding Shares or the combined voting power of the Company’s then-outstanding voting securities shall not be considered a Change in Control; or

(iv)     the sale or disposition by the Company of all or substantially all of the Company’s assets in which any Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person) assets from the Company that have a total gross fair market value equal to more than 50% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions.

Notwithstanding the foregoing, (A) no Change in Control shall be deemed to have occurred if there is consummated any transaction or series of integrated transactions immediately following which the record holders of the Shares immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns substantially all of the assets of the Company immediately prior to such transaction or series of transactions and (B) no Change in Control shall be deemed to have occurred upon the acquisition of additional control of the Company by any Person that is considered to effectively control the Company. In no event will a Change in Control be deemed to have occurred if any Participant is part of a “group” within the meaning of Section 13(d)(3) of the Exchange Act that effects a Change in Control. Notwithstanding the foregoing or any provision of any Award Agreement to the contrary, for any Award that provides for accelerated distribution on a Change in Control of amounts that constitute “deferred compensation” (as defined in Section 409A of the Code), if the event that constitutes such Change in Control does not also constitute a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company’s assets (in either case, as defined in Section 409A of the Code), such amount shall not be distributed on such Change in Control but instead shall vest as of such Change in Control and shall be distributed on the scheduled payment date specified in the applicable Award Agreement, except to the extent that earlier distribution would not result in the Participant who holds such Award incurring interest or additional tax under Section 409A of the Code.

Annex G-2

(i)      “Closing Date” means the date of the closing of the transactions described in that certain Business Combination Agreement by and among the Company, Bright Lights Acquisition Corp., Manscaped Holdings, LLC, Manscaped Intermediate Holdings, Inc., Mower Merger Sub Corp. and Mower Merger Sub 2, LLC, dated as of November 22, 2021.

(j)      “Code” means the Internal Revenue Code of 1986, as amended from time to time, and the rules, regulations and guidance thereunder. Any reference to a provision in the Code shall include any successor provision thereto.

(k)     “Committee” means the compensation committee of the Board unless another committee is designated by the Board. If there is no compensation committee of the Board and the Board does not designate another committee, references herein to the “Committee” shall refer to the Board.

(l)      “Company” means Bright Lights Parent Corp., a Delaware corporation, which following the Effective Date will be known as Manscaped Holdings, Inc.

(m)    “Consultant” means any individual, including an advisor, who is providing bona fide services to the Company or any Subsidiary or Affiliate or who has accepted an offer of service or consultancy from the Company or any Subsidiary or Affiliate; provided that any such person may not receive any payment or exercise any right relating to an Award until such person has commenced service with the Company or its Subsidiaries or Affiliates. For purposes of the Plan, in the case of a Consultant, references to employment shall be deemed to refer to such Consultant’s service in such capacity, but in no event shall the Plan or any action taken hereunder be construed to create an employer-employee relationship between any such Consultant and the Company or of any of its Subsidiaries or Affiliates.

(n)     “Director” means any member of the Board.

(o)     “Disability” means, with respect to a Participant, such Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months, as provided in Section 22(e)(3) of the Code, and will be determined by the Committee on the basis of such medical evidence as the Committee deems warranted under the circumstances.

(p)     “Effective Date” means the Closing Date.

(q)     “Employee” means any individual, including any officer, employed by the Company or any Subsidiary or Affiliate or any prospective employee or officer who has accepted an offer of employment from the Company or any Subsidiary or Affiliate, with the status of employment determined based upon such factors as are deemed appropriate by the Committee in its discretion, subject to any requirements of the Code or applicable laws; provided that any such person may not receive any payment or exercise any right relating to an Award until such person has commenced employment or service with the Company or its Subsidiaries or Affiliates. An employee on an approved leave of absence (including maternity leave) shall be considered as still in the employment of the Company or its Subsidiaries or Affiliates for purposes of eligibility for participation in the Plan.

(r)      “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and the rules, regulations and guidance thereunder. Any reference to a provision in the Exchange Act shall include any successor provision thereto.

(s)      “Exchange Agreement” means that certain Exchange Agreement, dated as of [•], 2022, by and among the Company, Manscaped Holdings, LLC, and certain equityholders of Manscaped Holdings, LLC.

(t)      “Fair Market Value” means (i) with respect to Shares, unless otherwise determined by the Committee, the closing price of a Share on the applicable date of determination (or, if there is no reported sale on such date, on the last preceding date on which any reported sale occurred), on the principal stock market or exchange on which the Shares are quoted or traded, or if Shares are not so quoted or traded, the fair market value of a Share as determined by the Committee, and (ii) with respect to any property other than Shares, the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Committee.

(u)     “Incentive Stock Option” means an option representing the right to purchase Shares from the Company, granted pursuant to Section 6, that meets the requirements of Section 422 of the Code.

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(v)     “Intrinsic Value” with respect to an Option or SAR Award means (i) the excess, if any, of the price or implied price per Share in a Change in Control or other event over (ii) the exercise or hurdle price of such Award multiplied by (iii) the number of Shares covered by such Award.

(w)    “Non-Employee Director” means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act (“Regulation S-K”)), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3.

(x)     “Non-Qualified Stock Option” means an option representing the right to purchase Shares from the Company, granted pursuant to Section 6, that is not an Incentive Stock Option.

(y)     “Option” means an Incentive Stock Option or a Non-Qualified Stock Option.

(z)     “Other Cash-Based Award” means an Award granted pursuant to Section 11, including cash awarded as a bonus or upon the attainment of specified performance criteria or otherwise as permitted under the Plan.

(aa)    “Other Stock-Based Award” means an Award granted pursuant to Section 11 that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares or factors that may influence the value of Shares, including convertible or exchangeable debt securities, other rights convertible or exchangeable into Shares, purchase rights for Shares, dividend rights or dividend equivalent rights or Awards with value and payment contingent upon performance of the Company or business units thereof or any other factors designated by the Committee.

(bb)   “Participant” means the recipient of an Award granted under the Plan.

(cc)    “Performance Award” means an Award granted pursuant to Section 10.

(dd)   “Performance Period” means the period established by the Committee with respect to any Performance Award during which the performance goals specified by the Committee with respect to such Award are to be measured.

(ee)    “Person” has the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a “group” as defined in Section 13(d) thereof.

(ff)     “Plan” means this Manscaped Holdings, Inc. 2022 Omnibus Incentive Plan, as amended from time to time.

(gg)   “Post-Termination Exercise Period” means the period following termination of a Participant’s Continuous Service within which an Option is exercisable, as specified in Section 12(b).

(hh)   “Restricted Stock” means any Share subject to certain restrictions and forfeiture conditions, granted pursuant to Section 8.

(ii)     “RSU” means a contractual right granted pursuant to Section 9 that is denominated in Shares. Each RSU represents a right to receive the value of one Share (or a percentage of such value) in cash, Shares or a combination thereof. Awards of RSUs may include the right to receive dividend equivalents.

(jj)     “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(kk)   “SAR” means a right granted pursuant to Section 7 to receive upon exercise by the Participant or settlement, in cash, Shares or a combination thereof, the excess of (i) the Fair Market Value of one Share on the date of exercise or settlement over (ii) the exercise or hurdle price of the right on the date of grant.

(ll)     “Service Agreement” means any employment, severance, consulting or similar agreement between the Company or any of its Affiliates and a Participant.

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(mm) “Share” means a share of the Company’s Class A common stock, $0.0001 par value.

(nn)   “Subsidiary” means an entity of which the Company directly or indirectly holds all or a majority of the value of the outstanding equity interests of such entity or a majority of the voting power with respect to the voting securities of such entity. Whether employment by or service with a Subsidiary is included within the scope of the Plan shall be determined by the Committee.

(oo)   “Substitute Award” means an Award granted in assumption of, or in substitution for, an outstanding award previously granted by a company or other business acquired by the Company or with which the Company combines.

(pp)   “Termination of Service” means, in the case of a Participant who is an Employee, cessation of the employment relationship such that the Participant is no longer an employee of the Company or any Subsidiary, or, in the case of a Participant who is a Consultant or Non-Employee Director, the date the performance of services for the Company or any Subsidiary has ended; provided, however, that in the case of a Participant who is an Employee, the transfer of employment from the Company to a Subsidiary, from a Subsidiary to the Company, from one Subsidiary to another Subsidiary or, unless the Committee determines otherwise, the cessation of employee status but the continuation of the performance of services for the Company or a Subsidiary as a Director or Consultant shall not be deemed a cessation of service that would constitute a Termination of Service; provided, further, that a Termination of Service shall be deemed to occur for a Participant employed by, or performing services for, a Subsidiary when such Subsidiary ceases to be a Subsidiary unless such Participant’s employment or service continues with the Company or another Subsidiary. Notwithstanding the foregoing, with respect to any Award subject to Section 409A of the Code (and not exempt therefrom), a Termination of Service occurs when a Participant experiences a “separation of service” (as such term is defined under Section 409A of the Code).

Section 3.     Eligibility.

(a)     Any Employee, Non-Employee Director or Consultant shall be eligible to be selected to receive an Award under the Plan, to the extent that an offer or receipt of an Award is permitted by applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations.

(b)     Holders of equity compensation awards granted by a company that is acquired by the Company (or whose business is acquired by the Company) or with which the Company combines are eligible for grants of Substitute Awards under the Plan to the extent permitted under applicable regulations of any stock exchange on which the Company is listed.

Section 4.     Administration.

(a)     Administration of the Plan.  The Plan shall be administered by the Committee. All decisions of the Committee shall be final, conclusive and binding upon all parties, including the Company, its stockholders, Participants and any Beneficiaries thereof. The Committee may issue rules and regulations for administration of the Plan.

(b)     Delegation of Authority.  To the extent permitted by applicable law, including under Section 157(c) of the Delaware General Corporation Law, the Committee may delegate to one or more officers of the Company some or all of its authority under the Plan, including the authority to grant Options and SARs or other Awards (except that such delegation shall not apply to any Award for a Person then covered by Section 16 of the Exchange Act), and the Committee may delegate to one or more committees of the Board (which may consist of solely one Director) some or all of its authority under the Plan, including the authority to grant all types of Awards, in accordance with applicable law.

(c)     Authority of Committee.  Subject to the terms of the Plan and applicable law, the Committee (or its delegate) shall have full discretion and authority to: (i) designate Participants; (ii) determine the type or types of Awards (including Substitute Awards) to be granted to each Participant under the Plan; (iii) determine the number of Shares to be covered by (or with respect to which payments, rights or other matters are to be calculated in connection with) Awards; (iv) determine the terms and conditions of any Award and prescribe the form of each Award Agreement, which need not be identical for each Participant; (v) determine whether, to what extent, under what circumstances and by which methods Awards may be settled or exercised in cash, Shares, other Awards, other property, net settlement (including broker-assisted cashless exercise), or any combination thereof, or canceled, forfeited or suspended; (vi) determine whether, to what extent and under what circumstances cash, Shares, other Awards, other property and other

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amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or of the Committee; (vii) amend terms or conditions of any outstanding Awards; (viii) correct any defect, supply any omission and reconcile any inconsistency in the Plan or any Award, in the manner and to the extent it shall deem desirable to carry the Plan into effect; (ix) interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan; (x) establish, amend, suspend or waive such rules and regulations and appoint such agents, trustees, brokers, depositories and advisors and determine such terms of their engagement as it shall deem appropriate for the proper administration of the Plan and due compliance with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations; and (xi) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan and due compliance with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations. Notwithstanding anything to the contrary contained herein, the Board may, in its sole discretion, at any time and from time to time, grant Awards or administer the Plan. In any such case, the Board shall have all of the authority and responsibility granted to the Committee herein.

(d)     Rule 16b-3 Compliance. To the extent an Award is intended to qualify for the exemption from Section 16(b) of the Exchange Act that is available under Rule 16b-3 of the Exchange Act, the Award will be granted by the Board or a Committee (or a subcommittee thereof) that consists solely of two or more Non-Employee Directors, as determined under Rule 16b-3(b)(3) of the Exchange Act and thereafter any action establishing or modifying the terms of the Award will be approved by the Board or a Committee (or a subcommittee) meeting such requirements to the extent necessary for such exemption to remain available.

Section 5.     Shares Available for Awards.

(a)     Subject to adjustment as provided in Section 5(c), the share counting provisions contained in Section 5(b), and except for Substitute Awards, the initial number of Shares available for issuance under the Plan shall not exceed in the aggregate the sum of (i) [•] Shares1 and (ii) the number of Shares issuable pursuant to Awards previously granted under the Pre-Merger Plan (taking into account any conversion of such outstanding Awards) and issued as RSU Awards pursuant to the Exchange Agreement. Subject to adjustment as provided in Section 5(c), the total number of Shares available for issuance under the Plan shall be increased on the first day of each Company fiscal year following the Effective Date for a period of ten years, commencing on January 1, 2023 and ending on (and including) January 1, 2032, in an amount equal to the least of (i) 5% of outstanding Shares on the last day of the immediately preceding fiscal year and (ii) such number of Shares as determined by the Board in its discretion. Shares underlying Substitute Awards and Shares remaining available for grant under a plan of an acquired company or of a company with which the Company combines (whether by way of amalgamation, merger, sale and purchase of shares or other securities or otherwise), appropriately adjusted to reflect the acquisition or combination transaction, shall not reduce the number of Shares remaining available for grant hereunder.

(b)     If any Award is forfeited, cancelled, expires, terminates or otherwise lapses or is settled in cash, in whole or in part, without the delivery of Shares, then the Shares covered by such forfeited, expired, terminated or lapsed Award shall again be available for grant under the Plan. The following shall not again become available for issuance under the Plan: (i) any Shares withheld in respect of taxes relating to any Award and (ii) any Shares tendered or withheld (or not issued) to pay the exercise price or purchase price of an Award (including any Shares subject to an Award that are not delivered because such Award is exercised through a reduction of shares subject to such Award (i.e., “net exercised”).

(c)     In the event that the Committee determines that, as a result of any dividend or other distribution (other than an ordinary dividend or distribution), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, separation, rights offering, split-up, spin-off, combination, or other similar corporate transaction or event affecting the Shares, or of changes in applicable laws, regulations or accounting principles, an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, subject to Section 19 and applicable law, adjust equitably so as to ensure no undue enrichment or harm (including by payment of cash), any or all of:

(i)       the number and type of Shares (or other securities) which thereafter may be made the subject of Awards, including the aggregate limits specified in Section 5(a) and Section 5(f);

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1        Note to Draft: To be 10% of the fully diluted capital stock of the combined company outstanding as of the closing date on an as-converted basis (inclusive of the shares reserved under this 2021 Omnibus Incentive Plan.)

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(ii)      the number and type of Shares (or other securities) subject to outstanding Awards;

(iii)     the grant, acquisition, exercise or hurdle price with respect to any Award or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award; and

(iv)     the terms and conditions of any outstanding Awards, including the performance criteria of any Performance Awards;

provided, however, that the number of Shares subject to any Award denominated in Shares shall always be a whole number.

(d)     Any Shares delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or any Shares acquired by the Company.

(e)     The aggregate value of all compensation granted or paid, as applicable, to any individual for service as a Non-Employee Director with respect to any calendar year, including Awards granted and cash fees paid by the Company to such Non-Employee Director, will not exceed (i) $750,000 in total value or (ii) in the event such Non-Employee Director is first appointed or elected to the Board, $1,000,000 in total value during the initial annual period, in each case calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes. The limitations in this Section 5(e) shall apply commencing with the first calendar year that begins following the Effective Date.

(f)      Subject to adjustment as provided in Section 5(c)(i), the maximum number of Shares available for issuance with respect to Incentive Stock Options shall be [•].2 To the extent that the aggregate Fair Market Value (determined at the time of grant) of Shares with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonqualified Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

Section 6.     Options.  The Committee is authorized to grant Options to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a)     The exercise price per Share under an Option shall be determined by the Committee at the time of grant; provided, however, that, except in the case of Substitute Awards, such exercise price shall not be less than the Fair Market Value of a Share on the date of grant of such Option.

(b)     The term of each Option shall be fixed by the Committee but shall not exceed 10 years from the date of grant of such Option. The Committee shall determine the time or times at which an Option becomes vested and exercisable in whole or in part.

(c)     The Committee shall determine the methods by which, and the forms in which payment of the exercise price with respect thereto may be made or deemed to have been made, including cash, Shares, other Awards, other property, net settlement (including broker-assisted cashless exercise) or any combination thereof, having a Fair Market Value on the exercise date equal to the relevant exercise price.

(d)     To the extent an Option is not previously exercised as to all of the Shares subject thereto, and, if the Fair Market Value of one Share is greater than the exercise price then in effect, then, at the option of the Committee, the Option shall be deemed automatically exercised immediately before its expiration.

(e)      No grant of Options may be accompanied by a tandem award of dividend equivalents or provide for dividends, dividend equivalents or other distributions to be paid on such Options (except as provided under Section 5(c)).

(i)       The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code. Incentive Stock Options may be granted only to employees of the Company or of a parent or subsidiary corporation (as defined in Section 424 of the Code).

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2        Note to Draft: To be equal to the initial share reserve.

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Section 7.     Stock Appreciation Rights. The Committee is authorized to grant SARs to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a)     SARs may be granted under the Plan to Participants either alone (“freestanding”) or in addition to other Awards granted under the Plan (“tandem”) and may, but need not, relate to a specific Option granted under Section 6.

(b)     The exercise or hurdle price per Share under a SAR shall be determined by the Committee; provided, however, that, except in the case of Substitute Awards, such exercise or hurdle price shall not be less than the Fair Market Value of a Share on the date of grant of such SAR.

(c)     The term of each SAR shall be fixed by the Committee but shall not exceed 10 years from the date of grant of such SAR. The Committee shall determine the time or times at which a SAR may be exercised or settled in whole or in part.

(d)     Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of Shares subject to the SAR multiplied by the excess, if any, of the Fair Market Value of one Share on the exercise date over the exercise or hurdle price of such SAR. The Company shall pay such excess in cash, in Shares valued at Fair Market Value, or any combination thereof, as determined by the Committee.

(e)     To the extent a SAR is not previously exercised as to all of the Shares subject thereto, and, if the Fair Market Value of one Share is greater than the exercise price then in effect, then, at the option of the Committee, the SAR shall be deemed automatically exercised immediately before its expiration.

(f)      No grant of SARs may be accompanied by a tandem award of dividend equivalents or provide for dividends, dividend equivalents or other distributions to be paid on such SARs (except as provided under Section 5(c)).

Section 8.     Restricted Stock.  The Committee is authorized to grant Awards of Restricted Stock to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a)     The Award Agreement shall specify the vesting schedule.

(b)     Awards of Restricted Stock shall be subject to such restrictions as the Committee may impose, which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Committee may deem appropriate.

(c)     Subject to the restrictions set forth in the applicable Award Agreement, a Participant generally shall have the rights and privileges of a stockholder with respect to Awards of Restricted Stock, including the right to vote such Shares of Restricted Stock and the right to receive dividends.

(d)     The Committee may, in its discretion, specify in the applicable Award Agreement that any or all dividends or other distributions paid on Awards of Restricted Stock prior to vesting be paid either in cash or in additional Shares on a deferred basis and that such dividends or other distributions may be reinvested in additional Shares, which may be subject to the same restrictions as the underlying Awards, provided, the Committee, in its discretion, may provide that any dividends or distributions are subject to forfeiture as may be provided in the applicable Award Agreement.

(e)     Any Award of Restricted Stock may be evidenced in such manner as the Committee may deem appropriate, including book-entry registration.

(f)      The Committee may provide in an Award Agreement that an Award of Restricted Stock is conditioned upon the Participant making or refraining from making an election with respect to the Award under Section 83(b) of the Code. If a Participant makes an election pursuant to Section 83(b) of the Code with respect to an Award of Restricted Stock, such Participant shall be required to file promptly a copy of such election with the Company and the applicable Internal Revenue Service office.

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Section 9.     RSUs.  The Committee is authorized to grant Awards of RSUs to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a)     The Award Agreement shall specify the vesting schedule and the delivery schedule (which may include deferred delivery later than the vesting date).

(b)     Awards of RSUs shall be subject to such restrictions as the Committee may impose, which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Committee may deem appropriate.

(c)     An RSU shall not convey to a Participant the rights and privileges of a stockholder with respect to the Shares subject to such RSU, such as the right to vote or the right to receive dividends, unless and until and to the extent a Share is issued to such Participant to settle such RSU.

(d)     The Committee may, in its discretion, specify in the applicable Award Agreement that any or all dividend equivalents or other distributions paid on Awards of RSUs prior to vesting or settlement, as applicable, be paid either in cash or in additional Shares and either on a deferred basis and that such dividend equivalents or other distributions may be reinvested in additional Shares, which may be subject to the same restrictions as such Awards, provided, the Committee, in its discretion, may provide that any dividends or distributions are subject to forfeiture as may be provided in the applicable Award Agreement.

(e)     Shares delivered upon the vesting and settlement of an RSU Award may be evidenced in such manner as the Committee may deem appropriate, including book-entry registration.

(f)      The Committee may determine the form or forms (including cash, Shares, other Awards, other property or any combination thereof) in which payment of the amount owing upon settlement of any RSU Award may be made.

Section 10.   Performance Awards.  The Committee is authorized to grant Performance Awards to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a)     Performance Awards may be denominated as a cash amount, number of Shares or units or a combination thereof and are Awards that may be earned upon achievement or satisfaction of performance conditions specified by the Committee. In addition, the Committee may specify that any other Award shall constitute a Performance Award by conditioning the grant to a Participant or the right of a Participant to exercise the Award or have it settled, and the timing thereof, upon achievement or satisfaction of such performance conditions as may be specified by the Committee. The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions. Subject to the terms of the Plan, the performance goals to be achieved during any Performance Period, the length of any Performance Period, the amount of any Performance Award granted and the amount of any payment or transfer to be made pursuant to any Performance Award shall be determined by the Committee.

(b)     Performance criteria may be measured on an absolute (e.g., plan or budget) or relative basis, and may be established on a corporate-wide basis, with respect to one or more business units, divisions, Subsidiaries or business segments, or on an individual basis. If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which the Company conducts its business, or other events or circumstances render the performance objectives unsuitable, the Committee may modify the performance objectives or the related minimum acceptable level of achievement, in whole or in part, as the Committee deems appropriate and equitable such that it does not provide any undue enrichment or harm. Performance measures may vary from Performance Award to Performance Award and from Participant to Participant, and may be established on a stand-alone basis, in tandem or in the alternative. The Committee shall have the power to impose such other restrictions on Awards subject to this Section 10(b) as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements of any applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations.

(c)     Settlement of Performance Awards shall be in cash, Shares, other Awards, other property, net settlement, or any combination thereof, as determined in the discretion of the Committee.

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(d)     A Performance Award shall not convey to a Participant the rights and privileges of a stockholder with respect to the Shares subject to such Performance Award, such as the right to vote (except as relates to Restricted Stock) or the right to receive dividends, unless and until and to the extent a Share is issued to such Participant to settle such Performance Award. The Committee, in its sole discretion, may provide that a Performance Award shall convey the right to receive dividend equivalents on the Shares subject to such Performance Award with respect to any dividends declared during the period that such Performance Award is outstanding, in which case, such dividend equivalent rights shall accumulate and shall be paid in cash or Shares on the settlement date of the Performance Award, subject to the Participant’s earning of the Shares with respect to which such dividend equivalents are paid upon achievement or satisfaction of performance conditions specified by the Committee. Shares delivered upon the vesting and settlement of a Performance Award may be evidenced in such manner as the Committee may deem appropriate, including book-entry registration. For the avoidance of doubt, no dividend equivalent rights shall be provided with respect to any Shares subject to Performance Awards that are not earned or otherwise do not vest or settle pursuant to their terms, provided, the Committee, in its discretion, may provide that any dividends or distributions are subject to forfeiture as may be provided in the applicable Award Agreement.

(e)     The Committee may, in its discretion, increase or reduce the amount of a settlement otherwise to be made in connection with a Performance Award.

Section 11.   Other Cash-Based Awards and Other Stock-Based Awards. The Committee is authorized, subject to limitations under applicable law, to grant Other Cash-Based Awards (either independently or as an element of or supplement to any other Award under the Plan) and Other Stock-Based Awards. The Committee shall determine the terms and conditions of such Awards. Shares delivered pursuant to an Award in the nature of a purchase right granted under this Section 11 shall be purchased for such consideration, and paid for at such times, by such methods and in such forms, including cash, Shares, other Awards, other property, net settlement, broker-assisted cashless exercise or any combination thereof, as the Committee shall determine; provided that the purchase price therefor shall not be less than the Fair Market Value of such Shares on the date of grant of such right.

Section 12.   Effect of Termination of Service or a Change in Control on Awards; Restrictions on Exercise.

(a)     Except as explicitly otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Termination of Service is for Cause, the Participant’s Options and SARs shall terminate and be forfeited immediately upon such Termination of Service, and the Participant will be prohibited from exercising any portion (including any vested portion) of such Awards on and after the date of such Termination of Service and the Participant will have no further right, title or interest in such forfeited Awards, the Shares subject to the forfeited Awards, or any consideration in respect of the forfeited Awards.

(b)     Subject to Section 12(c), if a Participant’s Termination of Service is for any reason other than for Cause, the Participant may exercise his or her Option or SAR to the extent vested, but only within the following period of time or, if applicable, such other period of time provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate; provided, however, that in no event may such Award be exercised after the expiration of its maximum term:

(i)       three months following the date of such termination if such Termination of Service is a termination without Cause (other than any termination due to the Participant’s Disability or death);

(ii)      12 months following the date of such termination if such Termination of Service is due to the Participant’s Disability;

(iii)     12 months following the date of such termination if such Termination of Service is due to the Participant’s death; or

(iv)     12 months following the date of the Participant’s death if such death occurs following the date of such termination but during the period such Award is otherwise exercisable (as provided in (i) or (ii) above).

Following the date of such termination, to the extent the Participant does not exercise such Award within the applicable Post-Termination Exercise Period (or, if earlier, prior to the expiration of the maximum term of such Award), such unexercised portion of the Award will terminate, and the Participant will have no further right, title or interest in the terminated Award, the Shares subject to the terminated Award, or any consideration in respect of the terminated Award.

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(c)     A Participant may not exercise an Option or SAR at any time that the issuance of Shares upon such exercise would violate applicable law. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Termination of Service is for any reason other than for Cause and, at any time during the last 30 days of the applicable Post-Termination Exercise Period: (i) the exercise of the Participant’s Option or SAR would be prohibited solely because the issuance of Shares upon such exercise would violate applicable law, or (ii) the immediate sale of any Shares issued upon such exercise would violate the Company’s trading policy, then the applicable Post-Termination Exercise Period will be extended to the last day of the calendar month that commences following the date the Award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period, generally without limitation as to the maximum permitted number of extensions); provided, however, that in no event may such Award be exercised after the expiration of its maximum term.

(d)     No Option or SAR, whether or not vested, granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, will be first exercisable for any Shares until at least six months following the date of grant of such Award. Notwithstanding the foregoing, in accordance with the provisions of the Worker Economic Opportunity Act, any vested portion of such Award may be exercised earlier than six months following the date of grant of such Award in the event of (i) such Participant’s death or Disability, (ii) a Change in Control or (iii) such Participant’s retirement (as such term may be defined in the Award Agreement or another applicable agreement or, in the absence of any such definition, in accordance with the Company’s then current employment policies and guidelines). This Section 12(d) is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay.

(e)     The Committee may provide, by rule or regulation or in any applicable Award Agreement, or may determine in any individual case, the circumstances in which, and the extent to which, an Award may be exercised, settled, vested, paid or forfeited in the event of a Participant’s Termination of Service prior to the end of a Performance Period or vesting, exercise or settlement of such Award.

(f)      Subject to the last sentence of Section 2(pp), the Committee may determine, in its discretion, whether, and the extent to which, (i) an Award will vest during a leave of absence, (ii) a reduction in service level (for example, from full-time to part-time employment) will cause a reduction, or other change, to an Award and (iii) a leave of absence or reduction in service will be deemed a Termination of Service.

(g)     In the event of a Change in Control, the Committee may, in its sole discretion, and on such terms and conditions as it deems appropriate, take any one or more of the following actions with respect to any outstanding Award, which need not be uniform with respect to all Participants and/or Awards:

(i)       continuation or assumption of such Award by the Company (if it is the surviving corporation) or by the successor or surviving entity or its parent;

(ii)      substitution or replacement of such Award by the successor or surviving entity or its parent with cash, securities, rights or other property to be paid or issued, as the case may be, by the successor or surviving entity (or a parent or subsidiary thereof), with substantially the same terms and value as such Award (including any applicable performance targets or criteria with respect thereto);

(iii)     acceleration of the vesting of such Award and the lapse of any restrictions thereon and, in the case of an Option or SAR Award, acceleration of the right to exercise such Award during a specified period (and the termination of such Option or SAR Award without payment of any consideration therefor to the extent such Award is not timely exercised), in each case, either (A) immediately prior to or as of the date of the Change in Control, (B) upon a Participant’s involuntary Termination of Service (including upon a termination of the Participant’s employment by the Company (or a successor corporation or its parent) without Cause, by a Participant for “good reason” and/or due to a Participant’s death or “disability”, as such terms may be defined in the applicable Award Agreement and/or a Participant’s Service Agreement, as the case may be) on or within a specified period following the Change in Control or (C) upon the failure of the successor or surviving entity (or its parent) to continue or assume such Award;

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(iv)      in the case of a Performance Award, determination of the level of attainment of the applicable performance condition(s); and

(v)      cancellation of such Award in consideration of a payment, with the form, amount and timing of such payment determined by the Committee in its sole discretion, subject to the following: (A) such payment shall be made in cash, securities, rights and/or other property; (B) the amount of such payment shall equal the value of such Award, as determined by the Committee in its sole discretion; provided that, in the case of an Option or SAR Award, if such value equals the Intrinsic Value of such Award, such value shall be deemed to be valid; provided further that, if the Intrinsic Value of an Option or SAR Award is equal to or less than zero, the Committee may, in its sole discretion, provide for the cancellation of such Award without payment of any consideration therefor (for the avoidance of doubt, in the event of a Change in Control, the Committee may, in its sole discretion, terminate any Option or SAR Awards for which the exercise or hurdle price is equal to or exceeds the per Share value of the consideration to be paid in the Change in Control transaction without payment of consideration therefor); and (C) such payment shall be made promptly following such Change in Control or on a specified date or dates following such Change in Control; provided that the timing of such payment shall comply with Section 409A of the Code.

Section 13.   General Provisions Applicable to Awards.

(a)     Awards shall be granted for such cash or other consideration, if any, as the Committee determines; provided that in no event shall Awards be issued for less than such minimal consideration as may be required by applicable law.

(b)     Awards may, in the discretion of the Committee, be granted either alone or in addition to or in tandem with any other Award or any award granted under any other plan of the Company. Awards granted in addition to or in tandem with other Awards, or in addition to or in tandem with awards granted under any other plan of the Company, may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

(c)     Subject to the terms of the Plan, payments or transfers to be made by the Company upon the grant, exercise or settlement of an Award may be made in the form of cash, Shares, other Awards, other property, net settlement, or any combination thereof, as determined by the Committee in its discretion at the time of grant, and may be made in a single payment or transfer, in installments or on a deferred basis, in each case in accordance with rules and procedures established by the Committee. Such rules and procedures may include provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of dividend equivalents in respect of installment or deferred payments.

(d)      Except as may be permitted by the Committee or as specifically provided in an Award Agreement, (i) no Award and no right under any Award shall be assignable, alienable, saleable or transferable by a Participant other than by will or pursuant to Section 13(e) and (ii) during a Participant’s lifetime, each Award, and each right under any Award, shall be exercisable only by such Participant or, if permissible under applicable law, by such Participant’s guardian or legal representative. The provisions of this Section 13(d) shall not apply to any Award that has been fully exercised or settled, as the case may be, and shall not preclude forfeiture of an Award in accordance with the terms thereof.

(e)     A Participant may designate a Beneficiary or change a previous Beneficiary designation only at such times as prescribed by the Committee, in its sole discretion, and only by using forms and following procedures approved or accepted by the Committee for that purpose.

(f)      All certificates, if any, for Shares and/or other securities delivered under the Plan pursuant to any Award or the exercise or settlement thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations and other requirements of the Securities and Exchange Commission, any stock market or exchange upon which such Shares or other securities are then quoted, traded or listed, and any applicable securities laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(g)     The Company will not be obligated to deliver any Shares under the Plan or remove restrictions from Shares previously delivered under the Plan until (i) all Award conditions have been met or removed to the Committee’s satisfaction, (ii) as determined by the Committee, all other legal matters regarding the issuance and delivery of such Shares have been satisfied, including any applicable securities laws, stock market or exchange rules and regulations or accounting or tax rules and regulations and (iii) the Participant has executed and delivered to the Company such

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representations or agreements as the Committee deems necessary or appropriate to satisfy any applicable laws. The Company’s inability to obtain authority from any regulatory body having jurisdiction, which the Committee determines is necessary to the lawful issuance and sale of any Shares, will relieve the Company of any liability for failing to issue or sell such Shares as to which such requisite authority has not been obtained.

(h)     The Committee may impose restrictions on any Award with respect to non-competition, non-solicitation, confidentiality and other restrictive covenants, or requirements to comply with minimum share ownership requirements, as it deems necessary or appropriate in its sole discretion, which such restrictions may be set forth in any applicable Award Agreement or otherwise.

Section 14.   Amendments and Terminations.

(a)     Amendment or Termination of the Plan.  Except to the extent prohibited by applicable law and unless otherwise expressly provided in an Award Agreement or in the Plan, the Board may amend, alter, suspend, discontinue or terminate the Plan or any portion thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without (i) stockholder approval if such approval is required by applicable law or the rules of the stock market or exchange, if any, on which the Shares are principally quoted or traded or (ii) subject to Section 5(c) and Section 12, the consent of the affected Participant, if such action would materially adversely affect the rights of such Participant under any outstanding Award, except (x) to the extent any such amendment, alteration, suspension, discontinuance or termination is made to cause the Plan to comply with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations or (y) to impose any “clawback” or recoupment provisions on any Awards (including any amounts or benefits arising from such Awards) in accordance with Section 18. Notwithstanding anything to the contrary in the Plan, the Committee may amend the Plan, or create sub-plans, in such manner as may be necessary or desirable to enable the Plan to achieve its stated purposes in any jurisdiction in a tax-efficient manner and in compliance with local rules and regulations.

(b)     Dissolution or Liquidation.  In the event of the dissolution or liquidation of the Company, each Award shall terminate immediately prior to the consummation of such action, unless otherwise determined by the Committee.

(c)     Terms of Awards.  The Committee may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue or terminate any Award theretofore granted (including by substituting another Award of the same or a different type), prospectively or retroactively, without the consent of any relevant Participant or holder or Beneficiary of an Award; provided, however, that, subject to Section 5(c) and Section 12, no such action shall materially adversely affect the rights of any affected Participant or holder or Beneficiary under any Award theretofore granted under the Plan, except (x) to the extent any such action is made to cause the Plan or Award to comply with applicable law, stock market or exchange rules and regulations or accounting or tax rules and regulations, or (y) to impose any “clawback” or recoupment provisions on any Awards (including any amounts or benefits arising from such Awards) in accordance with Section 18. The Committee shall be authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of events (including the events described in Section 5(c)) affecting the Company, or the financial statements of the Company, or of changes in applicable laws, regulations or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

(d)     No Repricing.  Except as provided in Section 5(c), the Committee may not, without stockholder approval, seek to effect any re-pricing of any previously granted “underwater” Option, SAR or similar Award by: (i) amending or modifying the terms of the Option, SAR or similar Award to lower the exercise price; (ii) cancelling the underwater Option, SAR or similar Award and granting either (A) replacement Options, SARs or similar Awards having a lower exercise price or (B)  Restricted Shares, RSUs, Performance Awards or Other Share-Based Awards in exchange; or (iii) cancelling or repurchasing the underwater Options, SARs or similar Awards for cash or other securities. An Option, SAR or similar Award will be deemed to be “underwater” at any time when the Fair Market Value of the Shares covered by such Award is less than the exercise price of the Award.

Section 15.   Miscellaneous.

(a)      No Employee, Consultant, Non-Employee Director, Participant, or other Person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of employees, Participants or holders or Beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to each recipient. Any Award granted under the Plan shall be a one-time Award that does not constitute a promise of future grants. The Company, in its sole discretion, maintains the right to make available future grants under the Plan.

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(b)     The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of, or to continue to provide services to, the Company or any Affiliate. Further, the Company or any applicable Affiliate may at any time dismiss a Participant, free from any liability, or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement or in any other agreement binding on the parties. The receipt of any Award under the Plan is not intended to confer any rights on the receiving Participant except as set forth in the applicable Award Agreement.

(c)     In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company and any Affiliates is reduced (for example, and without limitation, if the Participant is an employee of the Company and the Employee has a change in status from a full-time employee to a part-time employee (or serves as a Consultant or Director) or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board may determine, to the extent permitted by applicable law, to (i) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

(d)     As a condition to accepting an Award under the Plan, the Participant agrees to execute any additional documents or instruments necessary or desirable, as determined in the Committee’s sole discretion, to carry out the purposes or intent of the Award, or facilitate compliance with securities and/or other regulatory requirements, in each case at the Committee’s request.

(e)     No payment pursuant to the Plan shall be taken into account in determining any benefits under any severance, pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Affiliate, except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

(f)      Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other or additional compensation arrangements, including the grant of options and other stock-based awards, and such arrangements may be either generally applicable or applicable only in specific cases.

(g)     The Company shall be authorized to withhold from any Award granted or any payment due or transfer made under any Award or under the Plan or from any compensation or other amount owing to a Participant the amount (in cash, Shares, other Awards, other property, net settlement, or any combination thereof) of applicable withholding taxes due in respect of an Award, its grant, vesting, exercise or settlement or any payment or transfer under such Award or under the Plan and to take such other action (including providing for elective payment of such amounts in cash or Shares by such Participant) as may be necessary to satisfy all obligations for the payment of such taxes and, unless otherwise determined by the Committee in its discretion, to the extent such withholding would not result in liability classification of such Award (or any portion thereof) pursuant to FASB ASC Subtopic 718-10.

(h)     If any provision of the Plan or any Award Agreement is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction, or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award Agreement, such provision shall be stricken as to such jurisdiction, Person or Award, and the remainder of the Plan and any such Award Agreement shall remain in full force and effect.

(i)      Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company.

(j)      Any reference herein or in an Award Agreement to a “written” agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Participant has access). By accepting any Award the Participant consents to receive documents by electronic delivery and to participate in the Plan through any on-line electronic system established and maintained by the Committee’s or another third party selected by the Committee. The form of delivery of any Shares (e.g., a stock certificate or electronic entry evidencing such shares) shall be determined by the Company.

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(k)     No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash or other securities shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

(l)      Awards may be granted to Participants who are non-United States nationals or employed or providing services outside the United States, or both, on such terms and conditions different from those applicable to Awards to Participants who are employed or providing services in the United States as may, in the judgment of the Committee, be necessary or desirable to recognize differences in local law, tax policy or custom. The Committee also may impose conditions on the exercise or vesting of Awards in order to minimize the Company’s obligation with respect to tax equalization for Participants on assignments outside their home country.

Section 16.   Effective Date of the Plan.  The Plan shall be effective as of the Effective Date.

Section 17.   Term of the Plan.  No Award shall be granted under the Plan after the earliest to occur of (i) the 10-year anniversary of the Effective Date; (ii) the maximum number of Shares available for issuance under the Plan have been issued; or (iii) the Board terminates the Plan in accordance with Section 14(a); provided, however, in no event may an Incentive Stock Option be granted more than ten years after the earlier of (a) the date of the adoption of the Plan by the Board or (b) the Effective Date. However, unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such date, and the authority of the Committee to amend, alter, adjust, suspend, discontinue or terminate any such Award, or to waive any conditions or rights under any such Award, and the authority of the Board to amend the Plan, shall extend beyond such date.

Section 18.   Cancellation or “Clawback” of Awards.

(a)     The Committee may specify in an Award Agreement that a Participant’s rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include a Termination of Service with or without Cause (and, in the case of any Cause that is resulting from an indictment or other non-final determination, the Committee may provide for such Award to be held in escrow or abeyance until a final resolution of the matters related to such event occurs, at which time the Award shall either be reduced, cancelled or forfeited (as provided in such Award Agreement) or remain in effect, depending on the outcome), violation of material policies, breach of non-competition, non-solicitation, confidentiality or other restrictive covenants, or requirements to comply with minimum share ownership requirements, that may apply to the Participant, or other conduct by the Participant that is detrimental to the business or reputation of the Company and/or its Affiliates.

(b)     The Committee shall have full authority to implement any policies and procedures necessary to comply with Section 10D of the Exchange Act and any rules promulgated thereunder and any other regulatory regimes. Notwithstanding anything to the contrary contained herein, any Awards granted under the Plan (including any amounts or benefits arising from such Awards) shall be subject to any clawback or recoupment arrangements or policies the Company has in place from time to time, and the Committee may, to the extent permitted by applicable law and stock exchange rules or by any applicable Company policy or arrangement, and shall, to the extent required, cancel or require reimbursement of any Awards granted to the Participant or any Shares issued or cash received upon vesting, exercise or settlement of any such Awards or sale of Shares underlying such Awards.

Section 19.   Section 409A of the Code.  With respect to Awards subject to Section 409A of the Code, the Plan is intended to comply with the requirements of Section 409A of the Code, and the provisions of the Plan and any Award Agreement shall be interpreted in a manner that satisfies the requirements of Section 409A of the Code, and the Plan shall be operated accordingly. If any provision of the Plan or any term or condition of any Award would otherwise frustrate or conflict with this intent, the provision, term or condition shall be interpreted and deemed amended so as to avoid this conflict. Notwithstanding anything in the Plan to the contrary, if the Board considers a Participant to be a “specified employee” under Section 409A of the Code at the time of such Participant’s “separation from service” (as defined in Section 409A of the Code), and any amount hereunder is “deferred compensation” subject to Section 409A of the Code, any distribution of such amount that otherwise would be made to such Participant with respect to an Award as a result of such “separation from service” shall not be made until the date that is six months after such “separation from service,” except to the extent that earlier distribution would not result in such Participant’s incurring interest or additional tax under Section 409A of the Code. If an Award includes a “series of installment payments” (within the meaning of Section 1.409A-2(b)(2)(iii) of the Treasury Regulations), a Participant’s right to such series

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of installment payments shall be treated as a right to a series of separate payments and not as a right to a single payment, and if an Award includes “dividend equivalents” (within the meaning of Section 1.409A-3(e) of the Treasury Regulations), a Participant’s right to such dividend equivalents shall be treated separately from the right to other amounts under the Award. Notwithstanding the foregoing, the tax treatment of the benefits provided under the Plan or any Award Agreement is not warranted or guaranteed, and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by a Participant on account of non-compliance with Section 409A of the Code.

Section 20.   Successors and Assigns.  The terms of the Plan shall be binding upon and inure to the benefit of the Company and any successor entity, including any successor entity contemplated by Section 12(g).

Section 21.   Data Protection.  By participating in the Plan, the Participant hereby acknowledges the collection, use, disclosure and processing of personal information provided by the Participant to the Company or any Affiliate, trustee or third party service provider, such as name, account information, social security number, tax number and contact information, for the Company’s legitimate business purposes and as necessary for all purposes relating to the operation and performance of the Plan. These include, but are not limited to:

(a)     administering and maintaining Participant records;

(b)     providing the services described in the Plan;

(c)     providing information to future purchasers or merger partners of the Company or any Affiliate, or the business in which such Participant works; and

(d)     responding to public authorities, court orders and legal investigations, as applicable.

The Company may share a Participant’s personal data with (i) Affiliates, (ii) trustees of any employee benefit trust, (iii) registrars, (iv) brokers, (v) third party administrators of the Plan, (vi) third party service providers acting on the Company’s behalf to provide the services described above or (vii) regulators and others, as required by law.

If necessary, the Company may transfer a Participant’s personal data to any of the parties mentioned above in any country or territory that may not provide the same protection for the information as a Participant’s home country. Any transfer of a Participant’s personal data from the E.U. to a third country is subject to appropriate safeguards in the form of EU standard contractual clauses (according to decisions 2001/497/EC, 2004/915/EC, 2010/87/EU) or applicable derogations provided for under applicable law. Further information on those safeguards or derogations can be obtained through the contact listed below.

The Company will keep personal information for as long as necessary to operate the Plan or as necessary to comply with any legal or regulatory requirements.

A Participant has a right to (i) request access to and rectification or erasure of the personal data provided, (ii) request the restriction of the processing of his or her personal data, (iii) object to the processing of his or her personal data, (iv) receive the personal data provided to the Company and transmit such data to another party, and (v) to lodge a complaint with a supervisory authority.

Section 22.   Governing Law.  The Plan and each Award Agreement shall be governed by the laws of the State of Delaware, without application of the conflicts of law principles thereof.

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Annex H

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

MANSCAPED HOLDINGS, INC.

(Pursuant to Sections 242 and 245 of
the General Corporation Law of the State of Delaware)

Manscaped Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

ARTICLE I
NAME

The name of the Corporation is Manscaped Holdings, Inc.

ARTICLE II
REGISTERED AGENT

The address of the Corporation’s registered office in the State of Delaware is c/o Registered Agent Solutions, Inc., 9 E. Loockerman Street, Suite 311, City of Dover, County of Kent, State of Delaware 19901 and the name of its registered agent at such address is Registered Agent Solutions, Inc.

ARTICLE III
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware (the “General Corporate Law”).

ARTICLE IV
CAPITALIZATION

4.           Number of Shares.

4.1         The total number of shares of all classes of stock that the Corporation shall have authority to issue is 605,000,000 shares, consisting of: (i) 600,000,000 shares of common stock, divided into (a) 500,000,000 shares of Class A common stock, par value of $0.0001 per share (the “Class A Common Stock”), and (b) 100,000,000 shares of Class B common stock, par value of $0.0001 per share (the “Class B Common Stock” and, together with Class A Common Stock, the “Common Stock”); and (ii) ٥,٠٠٠,٠٠٠ shares of preferred stock, par value of $0.0001 per share (the “Preferred Stock”).

4.2         Subject to the rights of the holders of any one or more series of Preferred Stock then outstanding, the number of authorized shares of any class or classes of the Common Stock or Preferred Stock may be increased or decreased, in each case by the affirmative vote of the holders of a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, and no vote of the holders of any class or classes of the Common Stock or Preferred Stock voting separately as a class will be required therefor. Notwithstanding the immediately preceding sentence, the number of authorized shares of any particular class may not be decreased below the number of shares of such class then outstanding, and, in the case of Common Stock, the number of authorized shares may not be decreased below the number of shares of Common Stock outstanding, plus:

(i)          in the case of Class A Common Stock, the number of shares of Class A Common Stock issuable in connection with (x) the exchange or redemption of all LLC Units held by members of Manscaped Holdings, LLC other than the Corporation, pursuant to Article 10 of the Operating Agreement of Manscaped Holdings, LLC, and (y) the exercise of outstanding options, warrants, exchange rights, conversion rights, earnout rights or similar rights for Class A Common Stock;

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(ii)         in the case of Class B Common Stock, the number of shares of Class B Common Stock issuable in connection with (x) the exchange or redemption of all Voting LLC Units held by members of Manscaped Holdings, LLC other than the Corporation, pursuant to Article 10 of the Operating Agreement of Manscaped Holdings, LLC, and (y) the vesting of unvested Voting LLC Units held by members of Manscaped Holdings, LLC other than the Corporation.

5.           Classes of Shares. The designation, relative rights, preferences and limitations of the shares of each class of stock are as follows:

5.1         Common Stock.

(i)          Voting Rights.

(1)         Except as otherwise expressly provided by this Certificate of Incorporation, or as provided by law, the holders of shares of Class A Common Stock and Class B Common Stock shall (i) at all times vote together as a single class on all matters (including the election of directors) submitted to a vote or for the consent (if action by written consent of the stockholders is not prohibited at such time under this Certificate of Incorporation) of the stockholders of the Corporation (or, if any holders of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with the holders of Preferred Stock); (ii) be entitled to notice of any stockholders’ meeting in accordance with the By-laws of the Corporation (as such By-laws may be amended from time to time, the “By-laws”); and (iii) be entitled to vote upon such matters and in such manner as may be provided by applicable law. Except as otherwise expressly provided herein or required by applicable law, each holder of Class A Common Stock shall have the right to one (1) vote per share of Class A Common Stock held of record by such holder and each holder of Class B Common Stock shall have the right to ten (10) votes per share of Class B Common Stock held of record by such holder. Notwithstanding any other provision of this Certificate of Incorporation to the contrary, so long as both shares of Class A Common Stock are outstanding and shares of Class B Common Stock are outstanding, the Corporation shall not amend, alter or repeal any provision of this Certificate of Incorporation so as to adversely affect the relative rights, preferences, qualifications, limitations or restrictions of either such class of Common Stock as compared to those of the other class of Common Stock without the affirmative vote of the holders of a majority of the voting power of the outstanding shares of each class of Common Stock whose relative rights, preferences, qualifications, limitations or restrictions are adversely affected.

(2)         Notwithstanding Section 5.1(i)(1) above, (a) the holders of the outstanding shares of Class A Common Stock shall be entitled to vote separately upon any amendment to this Certificate of Incorporation (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such class of Common Stock in a manner that is disproportionately adverse as compared to the Class B Common Stock and (b) the holders of the outstanding shares of Class B Common Stock shall be entitled to vote separately upon any amendment to this Certificate of Incorporation (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such class of Common Stock in a manner that is disproportionately adverse as compared to the Class A Common Stock, it being understood that any merger, consolidation or other business combination shall not be deemed an amendment hereof if such merger, consolidation or other business combination (x) constitutes a Disposition Event in which holders of LLC Units are required to exchange such LLC Units pursuant to Section 10.04 of the Operating Agreement of Manscaped Holdings, LLC in such Disposition Event and receive consideration in such Disposition Event in accordance with the terms of the Operating Agreement of Manscaped Holdings, LLC as in effect prior to such Disposition Event, and (y) provides for payments under or in respect of the tax receivable or similar agreement entered by the Corporation from time to time with any holders of Common Stock and/or securities of Manscaped Holdings, LLC to be made in connection with any such merger, consolidation or other business combination in accordance with the terms of such tax receivable or similar agreement as in effect prior to such merger, consolidation or other business combination.

(ii)         Dividends; Stock Splits or Combinations.

(1)         Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference senior to or the right to participate with the Class A Common Stock with respect to the payment of dividends, dividends of cash or property may be declared and paid on the Class A Common Stock out of the assets of the Corporation that are by law available therefor, at the times and in the amounts as the Board in its discretion may determine.

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(2)         Except as provided in Section 5.1(ii)(3) with respect to stock dividends, dividends of cash or property may not be declared or paid on shares of Class B Common Stock.

(3)         In no event will any stock dividend, stock split, reverse stock split, combination of stock, reclassification or recapitalization be declared or made on any class of Common Stock (each, a “Stock Adjustment”) unless (a) a corresponding Stock Adjustment for all other classes of Common Stock not so adjusted at the time outstanding is made in the same proportion and the same manner and (b) the Stock Adjustment has been reflected in the same economically equivalent manner on all LLC Units. Stock dividends with respect to each class of Common Stock may only be paid with shares of stock of the same class of Common Stock.

(iii)        Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and of the preferential and other amounts, if any, to which the holders of Preferred Stock are entitled, if any, the holders of all outstanding shares of Class A Common Stock will be entitled to receive, pari passu, an amount per share equal to the par value thereof, and thereafter the holders of all outstanding shares of Class A Common Stock will be entitled to receive the remaining assets of the Corporation available for distribution ratably in proportion to the number of shares of Class A Common Stock. Without limiting the rights of the holders of Class B Common Stock to have their LLC Units redeemed or exchanged for shares of Class A Common Stock in accordance with Article 10 of the Operating Agreement of Manscaped Holdings, LLC (or for the consideration payable in respect of shares of Class A Common Stock in such voluntary or involuntary liquidation, dissolution or winding-up), the holders of shares of Class B Common Stock, as such, will not be entitled to receive, with respect to such shares, any assets of the Corporation in excess of the par value thereof, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

5.2         Preferred Stock. Shares of Preferred Stock may be issued from time to time in one or more series of any number of shares, provided that the aggregate number of shares issued and not retired of any and all such series shall not exceed the total number of shares of Preferred Stock hereinabove authorized, and with such powers, including voting powers, if any, and the designations, preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, all as shall hereafter be stated and expressed in the resolution or resolutions providing for the designation and issue of such shares of Preferred Stock from time to time adopted by the Board pursuant to authority so to do which is hereby expressly vested in the Board. The powers, including voting powers, if any, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. Each series of shares of Preferred Stock: (i) may have such voting rights or powers, full or limited, if any; (ii) may be subject to redemption at such time or times and at such prices, if any; (iii) may be entitled to receive dividends (which may be cumulative or noncumulative) at such rate or rates, on such conditions and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or series of stock, if any; (iv) may have such rights upon the voluntary or involuntary liquidation, winding-up or dissolution of, upon any distribution of the assets of, or in the event of any merger, sale or consolidation of, the Corporation, if any; (v) may be made convertible into or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock of the Corporation (or any other securities of the Corporation or any other Person) at such price or prices or at such rates of exchange and with such adjustments, if any; (vi) may be entitled to the benefit of a sinking fund to be applied to the purchase or redemption of shares of such series in such amount or amounts, if any; (vii) may be entitled to the benefit of conditions and restrictions upon the creation of indebtedness of the Corporation or any subsidiary, upon the issue of any additional shares (including additional shares of such series or of any other series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by the Corporation or any subsidiary of, any outstanding shares of the Corporation, if any; (viii) may be subject to restrictions on transfer or registration of transfer, or on the amount of shares that may be owned by any Person or group of Persons; and (ix) may have such other relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, if any; all as shall be stated in said resolution or resolutions of the Board providing for the designation and issue of such shares of Preferred Stock.

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6.           Class B Common Stock and LLC Units.

6.1         Class B Common Stock. From and after the effective time of this Certificate of Incorporation (the “Effective Time”), additional shares of Class B Common Stock may be issued only to members of Manscaped Holdings, LLC.

6.2         Automatic Transfer of Class B Shares.

(i)          No holder of Class B Common Stock may transfer shares of Class B Common Stock to any person unless such holder transfers a pro rata portion of Voting LLC Units to the same person in accordance with the provisions of the Operating Agreement of Manscaped Holdings, LLC. In the event that any outstanding share of Class B Common Stock ceases to be held directly or indirectly by a holder of a Voting LLC Unit, such share of Class B Common Stock, if not transferred to another holder of Voting LLC Units in accordance with the first sentence of this Section 6.2(i), shall automatically and without further action on the part of the Corporation or any such holder be transferred to the Corporation for no consideration and thereupon shall be retired.

(ii)         In the event that any holder of Class B Common Stock exercises its right pursuant to Article 10 of the Operating Agreement of Manscaped Holdings, LLC to have its Voting LLC Units redeemed or exchanged by Manscaped Holdings, LLC, then simultaneously with the payment of cash or shares of Class A Common Stock to such holder by Manscaped Holdings, LLC or the Corporation, the Corporation shall cancel for no consideration a portion of the shares of Class B Common Stock registered in the name of the redeeming or exchanging holder equal to the proportion the number of Voting LLC Units so redeemed or exchanged in such redemption or exchange transaction bears to all Voting LLC Units registered in the name of the redeeming or exchanging holder.

6.3         Reservation of Shares of Class A Common Stock. The Corporation will at all times reserve and keep available out of its authorized and unissued shares of Class A Common Stock, solely for the purpose of the issuance upon redemption or exchange of LLC Units, the number of shares of Class A Common Stock that are issuable upon redemption or exchange of all outstanding LLC Units, pursuant to Article 10 of the Operating Agreement of Manscaped Holdings, LLC (assuming for this purpose that such redemption or exchange is settled in shares of Class A Common Stock). All shares of Class A Common Stock that are issued upon the redemption or exchange of such LLC Units shall be validly issued, fully paid and non-assessable.

6.4         Taxes. The issuance of shares of Class A Common Stock upon the exercise by holders of LLC Units of their right under Article 10 of the Operating Agreement of Manscaped Holdings, LLC to have their LLC Units redeemed or exchanged will be made without charge to such holders for any transfer taxes, stamp taxes or duties or other similar tax in respect of the issuance; provided, however, that if any such shares of Class A Common Stock are to be issued in a name other than that of the then record holder of the LLC Units being redeemed or exchanged (or The Depository Trust Company or its nominee for the account of a participant of The Depository Trust Company that will hold the shares for the account of such holder), then such holder and/or the Person in whose name such shares are to be delivered, shall pay to the Corporation the amount of any tax that may be payable in respect of any transfer involved in the issuance or shall establish to the reasonable satisfaction of the Corporation that the tax has been paid or is not payable.

6.5         Class B Issuances. To the extent Voting LLC Units are issued pursuant to the Operating Agreement of Manscaped Holdings, LLC to anyone other than the Corporation or a wholly owned subsidiary of the Corporation, a number of shares of Class B Common Stock (subject to adjustment as set forth herein) equal to (i) the total number of outstanding shares of Class B Common Stock (that have been validly issued or transferred in accordance with this Certificate of Incorporation, as amended) multiplied by (ii) a ratio equal to the number of Voting LLC Units being issued to such Person divided by the total number of outstanding Voting LLC Units, shall be issued at par to the same Person to which such Voting LLC Units are issued; provided that unvested Voting LLC Units shall only be entitled to an equivalent number of shares of Class B Common Stock upon vesting of the Voting LLC Units held by members of Manscaped Holdings, LLC other than the Corporation.

7.     Board of Directors.

7.1     Number of Directors.

(i)          The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. Unless and except to the extent that the By-laws shall so require, the election of the

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directors of the Corporation (the “Directors”) need not be by written ballot. Except as otherwise provided for or fixed pursuant to the provisions of Section 5.2 of this Certificate of Incorporation relating to the rights of the holders of any series of Preferred Stock to elect additional Directors, the total number of Directors constituting the entire Board shall be not less than three (3) nor more than eleven (11), with the then authorized number of Directors constituting the entire Board being fixed from time to time by the Board. The Board shall consist initially of seven (7) members.

(ii)         During any period when the holders of any series of Preferred Stock have the right to elect additional Directors as provided for or fixed pursuant to the provisions of Section 5.2 (“Preferred Stock Directors”), upon the commencement, and for the duration, of the period during which such right continues: (i) the then total authorized number of Directors shall automatically be increased by such specified number of Preferred Stock Directors, and the holders of the related Preferred Stock shall be entitled to elect the Preferred Stock Directors pursuant to the provisions of the Board’s designation for the series of Preferred Stock and (ii) each such Preferred Stock Director shall serve until such Preferred Stock Director’s successor shall have been duly elected and qualified, or until such Preferred Stock Director’s right to hold such office terminates pursuant to such provisions, whichever occurs earlier, subject to his or her earlier death, disqualification, resignation or removal. Except as otherwise provided by the Board in the resolution or resolutions establishing such series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect Preferred Stock Directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such Preferred Stock Directors elected by the holders of such Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such Preferred Stock Directors, shall forthwith terminate and the total and authorized number of Directors shall be reduced accordingly.

7.2         Staggered Board. The Board (other than Preferred Stock Directors) shall be divided into three (3) classes, as nearly equal in number as possible, designated Class I, Class II and Class III. Class I Directors shall initially serve until the first annual meeting of stockholders following the adoption of this Certificate of Incorporation; Class II Directors shall initially serve until the second annual meeting of stockholders following the adoption of this Certificate of Incorporation; and Class III Directors shall initially serve until the third annual meeting of stockholders following the adoption of this Certificate of Incorporation. Commencing with the first annual meeting of stockholders following the adoption of this Certificate of Incorporation, each Director of each class, the term of which shall then expire, shall be elected to hold office for a term ending on the date of the third annual meeting of stockholders next following the annual meeting at which such Director was elected. In case of any increase or decrease, from time to time, in the number of Directors (other than Preferred Stock Directors), the number of Directors in each class shall be apportioned as nearly equal as possible. The Board is authorized to designate the members of the Board in office at the time of adoption of this Certificate of Incorporation or at the time of the creation of a new directorship as Class I Directors, Class II Directors or Class III Directors. In making such designations, the Board shall equalize, as nearly as possible, the number of Directors in each class. In the event of any change in the number of Directors (other than Preferred Stock Directors), the Board shall apportion any newly created directorships among, or reduce the number of directorships in, such class or classes as shall equalize, as nearly as possible, the number of Directors in each class.

7.3         Vacancies and Newly Created Directorships. Subject to the rights of the holders of any one or more series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of Directors or any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled only by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the Board. Any Director so chosen shall hold office until the next election of the class for which such Director shall have been chosen and until his or her successor shall be duly elected and qualified or until such Director’s earlier death, disqualification, resignation or removal. No decrease in the number of Directors shall shorten the term of any Director then in office.

7.4         Removal of Directors. Except for Preferred Stock Directors, any Director or the entire Board may be removed from office at any time, but only for cause by the affirmative vote of the holders of at least two-thirds (2/3) of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class.

7.5         Authority. In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the Directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the

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General Corporation Law, this Certificate of Incorporation, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

8.           Meetings of Stockholders.

8.1         Action by Written Consent. From and after the date that the Majority Ownership Requirement is no longer met, any action required or permitted to be taken by the stockholders of the Corporation may be effected only at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders; provided, however, that any action required or permitted to be taken by the holders of Class B Common Stock, voting separately as a class, may be effected by the consent in writing of the holders of a majority of the total voting power of the Class B Common Stock entitled to vote thereon, voting together as a single class in lieu of a duly called annual or special meeting of holders of Class B Common Stock. Until the Majority Ownership Requirement is no longer met, any action required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be executed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of the stockholders are recorded.

8.2         Meetings of Stockholders. (i) An annual meeting of stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting shall be held at such place, on such date, and at such time as the Board shall determine.

(ii) Subject to any special rights of the holders of any series of Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only (1) by or at the direction of the Board pursuant to a written resolution adopted by a majority of the total number of Directors that the Corporation would have if there were no vacancies or (2) by or at the direction of the Chairman, the Vice Chairman or the Chief Executive Officer. In addition, until the Majority Ownership Requirement is no longer met, special meetings of stockholders of the Corporation shall be called by the Secretary of the Corporation at the request of the holders of a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

(iii) Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide.

8.3         No Cumulative Voting; Election of Directors by Written Ballot. There shall be no cumulative voting in the election of directors. Unless and except to the extent that the By-laws shall so require, the election of the Directors need not be by written ballot.

9.           Business Combinations.

9.1         Section 203 of the General Corporation Law. The Corporation will not be subject to the provisions of Section 203 of the General Corporation Law.

10.         Limitation of Liability.

10.1       To the fullest extent permitted under the General Corporation Law, as amended from time to time, no Director shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director.

10.2       Any amendment or repeal of this Section 10 shall not adversely affect any right or protection of a Director hereunder in respect of any act or omission occurring prior to the time of such amendment or repeal.

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11.         Indemnification.

11.1       Right to Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any Person (a “Covered Person”) who was or is a party or is threatened to be made a party to or otherwise involved any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a Person for whom he or she is the legal representative, is or was a Director or officer of the Corporation or, while a Director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, agent or trustee of another entity or enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees and expenses, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) actually and reasonably incurred by such Covered Person if such Covered Person acted in good faith and in a manner such Covered Person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such Covered Person’s conduct was unlawful. Notwithstanding the preceding sentence, except as otherwise provided in Section 11.4 with respect to Proceedings to enforce rights to indemnification or advancement of expenses or with respect to any compulsory counterclaim brought by such indemnitee, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized by the Board. The termination of any Proceeding shall not, of itself, create a presumption that the Covered Person did not act in good faith and in a manner which such Covered Person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such Covered Person’s conduct was unlawful.

Subject to this Section 11.1, the Corporation shall indemnify any Covered Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such Covered Person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such Covered Person in connection with the defense or settlement of such action or suit if such Covered Person acted in good faith and in a manner such Covered Person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such Covered Person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such Covered Person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Any reference to an officer of the Corporation in this Article 11 shall be deemed to refer exclusively to the Chairman, Vice Chairman, Chief Executive Officer, President, Vice Presidents, Secretary, Treasurer and any other officers of the Corporation appointed pursuant to Article 5 of the Corporation’s By-laws, and any reference to an officer of any other entity or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors or equivalent governing body of such other entity pursuant to the certificate of incorporation and by-laws or equivalent organizational documents of such other entity or enterprise.

11.2       Authorization of Indemnification. Any indemnification under this Article 11 (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 11.1. Such determination shall be made, with respect to a person who is a director or officer of the Corporation at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense

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of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

For purposes of any determination under this Section 11.2, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The provisions of this Section 11.2 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 11.1.

11.3       Prepayment of Expenses. To the extent not prohibited by applicable law, the Corporation shall pay the expenses (including attorneys’ fees) incurred by a Covered Person in appearing at, participating in or defending any Proceeding in advance of its final disposition or in connection with a Proceeding brought to establish or enforce a right to indemnification or advancement of expenses under this Article 11 (which shall be governed by Section 11.9); provided, however, that to the extent required by applicable law or in the case of advance made in a Proceeding brought to establish or enforce a right to indemnification or advancement, such payment of expenses in advance of the final disposition of the Proceeding shall be made solely upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified or entitled to advancement of expenses under this Article 11 or otherwise. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the Corporation or by persons serving at the request of the Corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.

11.4       Claims. If a claim for indemnification or advancement of expenses under this Article 11 is not paid in full within thirty (30) days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim or to obtain an advancement of expenses, as applicable. To the fullest extent permitted by law, if successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Covered Person shall be entitled to be paid the expense of prosecuting or defending such claim. In any such action, the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law. In (i) any suit brought by a Covered Person to enforce a right to indemnification hereunder (but not in a suit brought by a Covered Person to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, such Person has not met any applicable standard for indemnification set forth in the General Corporation Law. Neither the failure of the Corporation (including by its Directors who are not parties to such action, a committee of such Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Covered Person is proper in the circumstances because the Covered Person has met the applicable standard of conduct set forth in the General Corporation Law, nor an actual determination by the Corporation (including by its Directors who are not parties to such action, a committee of such Directors, independent legal counsel or its stockholders) that the Covered Person has not met such applicable standard of conduct, shall create a presumption that such Person has not met the applicable standard of conduct or, in the case of such a suit brought by the Covered Person, be a defense to such suit.

11.5       Nonexclusivity of Rights. The rights conferred on any Covered Person by this Article 11 shall not be exclusive of any other rights that such Covered Person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, the By-laws, agreement, vote of stockholders or disinterested Directors or otherwise, it being the policy of the Corporation that indemnification of the Covered Persons specified in Section 11.1 shall be made to the fullest extent permitted by law. A right to indemnification or to advancement of expenses arising under a provision of this Certificate of Incorporation or the By-laws shall not be eliminated or impaired by an amendment to this Certificate of Incorporation or the By-laws after the occurrence of the act or omission that

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is the subject of the Proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred. The provisions of this Article 11 shall not be deemed to preclude the indemnification of any person who is not specified in Section 11.1 but whom the Corporation has the power or obligation to indemnify, under the provisions of the General Corporation Law, or otherwise.

11.6       Other Sources. Subject to Section 11.7, the Corporation’s obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another entity or enterprise shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other entity or enterprise.

11.7       Indemnitor of First Resort. In all events, and in accordance with Article 11 of the Operating Agreement, (i) the Corporation hereby agrees that it is the indemnitor of first resort (i.e., its obligation to a Covered Person to provide advancement and/or indemnification to such Covered Person is primary and any obligation of any Principal Stockholder (including any Affiliate thereof other than the Corporation) to provide advancement or indemnification hereunder or under any other indemnification agreement (whether pursuant to contract, by-laws or charter), or any obligation of any insurer of any Principal Stockholder to provide insurance coverage, for the same expenses, liabilities, judgments, penalties, fines and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such expenses, liabilities, judgments, penalties, fines and amounts paid in settlement) incurred by such Covered Person are secondary) and (ii) if any Principal Stockholder (or any Affiliate thereof, other than the Corporation) pays or causes to be paid, for any reason, any amounts otherwise indemnifiable hereunder or under any other indemnification agreement (whether pursuant to contract, by-laws or charter) with such Covered Person, then (x) such Principal Stockholder (or such Affiliate, as the case may be) shall be fully subrogated to all rights of such Covered Person with respect to such payment, (y) the Covered Person shall execute all papers reasonably required and shall do all things that may be reasonably necessary to secure such rights, including the execution of such documents as may be necessary to enable such Principal Stockholder (or such Affiliate) effectively to bring suit to enforce such rights and (z) the Corporation shall fully indemnify, reimburse and hold harmless such Principal Stockholder (or such other Affiliate, as the case may be) for all such payments actually made by such Principal Stockholder (or such other Affiliate). Each of the Principal Stockholders (and any Affiliate thereof) shall be third-party beneficiaries with respect to this Section 11.7, entitled to enforce this Section 11.7.

11.8       Amendment or Repeal. Any amendment or repeal of the foregoing provisions of this Article 11 shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such amendment or repeal.

11.9       Other Indemnification and Prepayment of Expenses. This Article 11 shall not limit the right of the Corporation, to the extent and in the manner permitted by applicable law, to indemnify and to advance expenses to Persons, including employees and agents of the Corporation, other than Covered Persons when and as authorized by appropriate corporate action authorized by the Board. Notwithstanding any contrary determination in the specific case under Section 11.2 and notwithstanding the absence of any determination thereunder, any director or officer may apply to the Court of Chancery of the State of Delaware or any other court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Section 11.1. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because such Covered Person has met the applicable standard of conduct set forth in Section 11.1. Neither a contrary determination in the specific case under Section 11.2 nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 11.9 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

11.10     Reliance. Covered Persons who after the date of the adoption of this provision become or remain a Covered Person described in Article 11 will be conclusively presumed to have relied on the rights to indemnity, advance of expenses and other rights contained in this Article 11 in entering into or continuing the service. The rights to indemnification and to the advance of expenses conferred in this Article 11 will apply to claims made against any Covered Person described in this Article 11 arising out of acts or omissions in respect of the Corporation or one of its subsidiaries that occurred or occur both prior and subsequent to the adoption hereof. The rights conferred upon Covered Persons in this Article 11 shall be contract rights and such rights shall, unless otherwise

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provided when authorized or ratified, continue as to a Covered Person who has ceased to be a Director or officer and shall inure to the benefit of the Covered Person’s heirs, executors and administrators. Any amendment, alteration or repeal of this Article 11 that adversely affects any right of a Covered Person or its successors shall be prospective only and shall not limit, eliminate or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal. Notwithstanding anything contained in this Article 11 to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 11.9, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) or advance expenses in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board.

11.11     Insurance. The Corporation may purchase and maintain insurance, at its expense, to protect itself and any Director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law.

11.12     Certain Definitions. For purposes of this Article 11, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article 11 with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. The term “another enterprise” as used in this Article 11 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. For purposes of this Article 11, references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article 11.

12.         Adoption, Amendment or Repeal of By-Laws. In furtherance and not in limitation of the powers conferred by law, the Board is expressly authorized to make, alter, amend or repeal the By-laws subject to the power of the stockholders of the Corporation entitled to vote with respect thereto to make, alter, amend or repeal the By-laws; provided, that with respect to the powers of stockholders entitled to vote with respect thereto to make, alter, amend or repeal the By-laws, from and after the date that the Majority Ownership Requirement is no longer met, in addition to any other vote otherwise required by law, the affirmative vote of the holders of at least two-thirds (2/3) of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class, shall be required to make, alter, amend or repeal the By-laws.

13.         Adoption, Amendment and Repeal of Certificate of Incorporation. Subject to Article 5, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the General Corporation Law, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, Directors or any other Persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended, are granted and held subject to this reservation. Notwithstanding anything to the contrary contained in this Certificate of Incorporation, and notwithstanding that a lesser percentage may be permitted from time to time by applicable law, no provision of Sections 7.2,  7.3 and 7.4 of Article 7, Sections 8.1 and 8.2 of Article 8 or Articles 9, 12, 13 or 14 may be altered, amended or repealed in any respect, nor may any provision or by-law inconsistent therewith be adopted, unless in addition to any other vote required by this Certificate of Incorporation or otherwise required by law, (i) until the Majority Ownership Requirement is no longer met, such alteration, amendment, repeal or adoption is approved by, in addition to any other vote otherwise required by law, the affirmative vote of the holders of a majority of the total voting power of the

Annex H-10

outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class and (ii) from and after the date that the Majority Ownership Requirement is no longer met, such alteration, amendment, repeal or adoption is approved by, in addition to any other vote otherwise required by law, the affirmative vote of the holders of at least two-thirds (2/3) of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class, at a meeting of the stockholders called for that purpose.

14.         Forum for Adjudication of Disputes. Unless the Corporation consents in writing to the selection of an alternative forum (an “Alternative Forum Consent”), the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law or (iv) any action asserting a claim governed by the internal affairs doctrine; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. Unless the Corporation gives an Alternative Forum Consent, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Failure to enforce the foregoing provisions would cause the Corporation irreparable harm and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. The existence of any prior Alternative Forum Consent shall not act as a waiver of the Corporation’s ongoing consent right as set forth above in this Article 14 with respect to any current or future actions or claims. Any Person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provision of this Article 14.

15.         Severability. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its Directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

16.         Corporate Opportunity. The Corporation waives, to the maximum extent permitted by law, the application of the doctrine of corporate opportunity, or any other analogous doctrine, with respect to the Corporation, any Directors, officers or stockholders or any of their respective Affiliates, except, in the case of Directors and officers, as related to insurance brokerage activities, unless such Director did not become aware of such opportunity related to insurance brokerage activities in his or her capacity as a Director of the Corporation.

17.         Books and Records. The books of the Corporation may be kept (subject to any provision contained in the General Corporate Law) outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the By-Laws of the Corporation.

18.         Definitions. As used in this Certificate of Incorporation, unless the context otherwise requires or as set forth in another Article or Section of this Certificate of Incorporation, the term:

(a)         “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person; provided, that (i) neither the Corporation nor any of its subsidiaries will be deemed an Affiliate of any stockholder of the Corporation or any of such stockholders’ Affiliates and (ii) no stockholder of the Corporation will be deemed an Affiliate of any other stockholder of the Corporation, in each case, solely by reason of any investment in the Corporation (including any representatives of such stockholder serving on the Board).

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(b)         “Board” is defined in the recitals.

(c)         “By-laws” is defined in Section 7.1.

(d)         “Certificate of Incorporation” is defined in the recitals.

(e)         “Chairman” means the Chairman of the Board.

(f)          “Chief Executive Officer” means the Chief Executive Officer of the Corporation.

(g)         “Class A Common Stock” is defined in Section 4.1.

(h)         “Class B Common Stock” is defined in Section 4.1.

(i)          “Common Stock” is defined in Section 4.1.

(j)          “control” (including the terms “controlling” and “controlled”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of such subject Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

(k)         “Corporation” means Manscaped Holdings, Inc.

(l)          “Covered Person” is defined in Section 11.1.

(m)        “Director” is defined in Section 7.1.

(n)         “Disposition Event” means any merger, consolidation or other business combination of the Corporation, whether effectuated through one transaction or series of related transactions (including a tender offer followed by a merger in which holders of Class A Common Stock receive the same consideration per share paid in the tender offer), unless, following such transaction, all or substantially all of the holders of the voting power of all outstanding classes of Common Stock and series of Preferred Stock that are generally entitled to vote in the election of Directors prior to such transaction or series of transactions, continue to hold a majority of the voting power of the surviving entity (or its parent) resulting from such transaction or series of transactions in substantially the same proportions as immediately prior to such transaction or series of transactions.

(o)         “Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor law or statute, together with the rules and regulations promulgated thereunder.

(p)         “General Corporation Law” is defined in the recitals.

(q)         “LLC Unit” means a Unit, as defined in the Operating Agreement of Manscaped Holdings, LLC.

(r)          “Manscaped Holdings, LLC” means Manscaped Holdings, LLC, a Delaware limited liability company or any successor thereto.

(s)          “Majority Ownership Requirement” means the beneficial ownership (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act) by the Post-IPO LLC Members, Bright Lights Sponsor LLC and any Permitted Transferee, collectively, of shares of Common Stock representing at least a majority of the issued and outstanding shares of Common Stock.

(t)          “Operating Agreement of Manscaped Holdings, LLC” means the Second Amended and Restated Limited Liability Company Agreement of Manscaped Holdings, LLC, dated as of [•], by and among the Persons that are or may become parties thereto from time to time, as the same may be amended, restated, supplemented and/or otherwise modified, from time to time.

(u)         “Permitted Transferee” means (i) in the case of any transferor that is not a natural person, any Person that is an Affiliate of such transferor and (ii) in the case of any transferor that is a natural person, (A) any Person to whom Common Stock is transferred from such transferor (1) by will or the laws of descent and distribution or (2) by gift without consideration of any kind; provided that, in the case of clause (2), such transferee is the spouse, the lineal descendant, sibling, parent, heir, executor, administrator, testamentary trustee, legatee or

Annex H-12

beneficiary of such transferor, (B) a trust that is for the exclusive benefit of such transferor or its Permitted Transferees under (A) above or (C) any institution qualified as tax-exempt under Section 501(c)(3) of the Code.

(v)         “Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity.

(w)        “Post-IPO LLC Members” means Mower Intermediate Holdings, Inc. and certain other direct or indirect former equity holders in Manscaped Holdings, LLC.

(x)          “Preferred Stock” is defined in Section 4.1.

(y)          “Preferred Stock Directors” is defined in Section 7.1.

(z)          “Principal Stockholders” means the Post-IPO LLC Members and each of their respective Permitted Transferees and Bright Lights Sponsor LLC.

(aa)        “Proceeding” is defined in Section 11.1.

(bb)        “Stock Adjustment” is defined in Section 5.1(ii)(3).

(cc)        “Transfer” of a share of Class B Common Stock means, directly or indirectly, any sale, assignment, transfer, exchange, gift, bequest, pledge, hypothecation or other disposition or encumbrance of such share or any legal or beneficial interest in such share, in whole or in part, whether or not for value and whether voluntary or involuntary or by operation of law; provided, however, that the following shall not be considered a “Transfer”: (i) the granting of a revocable proxy to officers or directors of the Corporation at the request of the Board in connection with actions to be taken at annual or special meetings of stockholders or in connection with any action by written consent of the stockholders solicited by the Board (at such times as action by written consent of stockholders is permitted under this Certificate of Incorporation); (ii) entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with the Corporation and/or its stockholders that (x) is disclosed either in a Schedule 13D filed with the Securities and Exchange Commission or in writing to the Secretary of the Corporation, (y) either has a term not exceeding one (1) year or is terminable by the holder of the shares subject thereto at any time and (z) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner; (iii) entering into a customary voting or support agreement (with or without granting a proxy) in connection with any merger, consolidation or other business combination of the Corporation, whether effectuated through one transaction or series of related transactions (including a tender offer followed by a merger in which holders of Class A Common Stock receive the same consideration per share paid in the tender offer); (iv) the pledge of shares of capital stock of the Corporation by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction so long as such stockholder continues to exercise sole voting control over such pledged shares; provided, however, that a foreclosure on such shares or other similar action by the pledgee shall constitute a “Transfer”; or (v) the fact that the spouse of any holder of Class B Common Stock possesses or obtains an interest in such holder’s shares of Class B Common Stock arising solely by reason of the application of the community property laws of any jurisdiction, so long as no other event or circumstance shall exist or have occurred that constitutes a “Transfer” of such shares of Class B Common Stock.

(dd)       “Vice Chairman” means the Vice Chairman of the Board.

(ee)        “Voting LLC Unit” means the (i) LLC Units and (ii) Voting Incentive Units, each as defined in the Operating Agreement of Manscaped Holdings, LLC.

[Signature Page Follows]

Annex H-13

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be executed on its behalf this              day of             , 2022.

MANSCAPED HOLDINGS, INC.
By:
Name:
Title:	Chief Executive Officer

Annex H-14

Annex I

AMENDED AND RESTATED BY-LAWS

of

MANSCAPED HOLDINGS, INC.

(A Delaware Corporation)

Annex I-i

Annex I-ii

Article 1
Introductory Matters

Section 1.01.    Definitions. As used in these By-laws, unless the context otherwise requires, the term:

“Assistant Secretary” means an Assistant Secretary of the Corporation.

“Assistant Treasurer” means an Assistant Treasurer of the Corporation.

“Board” means the Board of Directors of the Corporation.

“By-laws” means the By-laws of the Corporation, as amended and restated.

“Certificate of Incorporation” means the Certificate of Incorporation of the Corporation, as amended and restated.

“Chairman” means the Chairman of the Board and includes any Executive Chairman.

“Chief Executive Officer” means the Chief Executive Officer of the Corporation.

“control” (including the terms “controlling” and “controlled”), with respect to the relationship between or among two or more persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of such subject person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Corporation” means Manscaped Holdings, Inc., a Delaware corporation.

“Derivative” is defined in Section 2.02(d)(iii).

“Directors” means the directors of the Corporation.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor law or statute, and the rules and regulations promulgated thereunder.

“Executive Chairman” means the Executive Chairman of the Board.

“General Corporation Law” means the General Corporation Law of the State of Delaware, as amended.

“law” means any U.S. or non-U.S. federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a governmental authority (including any department, court, agency or official, or non-governmental self-regulatory organization, agency or authority and any political subdivision or instrumentality thereof).

“Nominating Stockholder” is defined in Section 3.03(b).

“Notice of Business” is defined in Section 2.02(c).

“Notice of Nomination” is defined in Section 3.03(c).

“Notice Record Date” is defined in Section 2.04(a).

“Office of the Corporation” means the executive office of the Corporation, anything in Section 131 of the General Corporation Law to the contrary notwithstanding.

“President” means the President of the Corporation.

“Proponent” is defined in Section 2.02(d)(i).

“Public Disclosure” is defined in Section 2.02(i).

“SEC” means the Securities and Exchange Commission.

“Secretary” means the Secretary of the Corporation.

Annex I-1

“Stockholder Associated Person” is defined in Section 2.02(j).

“Stockholder Business” is defined in Section 2.02(b).

“Stockholder Information” is defined in Section 2.02(d)(iii).

“Stockholder Nominees” is defined in Section 3.03(b).

“Stockholders” means the stockholders of the Corporation.

“Treasurer” means the Treasurer of the Corporation.

“Vice President” means a Vice President of the Corporation.

“Voting Commitment” is defined in Section 3.04.

“Voting Record Date” is defined in Section 2.04(a).

Section 1.02.    Registered Office. The registered office of the Corporation shall be 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808.

Section 1.03.    Other Offices. The Corporation may also have offices at such other places, both within and without the State of Delaware, as the Board may from time to time determine.

Article 2
Stockholders

Section 2.01.    Place of Meetings. Meetings of Stockholders may be held within or without the State of Delaware, at such place or solely by means of remote communication or otherwise, as may be designated by the Board from time to time.

Section 2.02.    Annual Meetings; Stockholder Proposals.

(a)         A meeting of Stockholders for the election of Directors and other business shall be held annually at such date and time as may be designated by the Board from time to time.

(b)        At an annual meeting of the Stockholders, only business (other than business relating to the nomination or election of Directors, which is governed by Section 3.03) that has been properly brought before the Stockholder meeting in accordance with the procedures set forth in this Section 2.02 shall be conducted. To be properly brought before a meeting of Stockholders, such business must be brought before the meeting (i) by or at the direction of the Board or any committee thereof or (ii) by a Stockholder who (A) was a Stockholder of record of the Corporation when the notice required by this Section 2.02 is delivered to the Secretary and at the time of the meeting, (B) is entitled to vote at the meeting and (C) complies with the notice and other provisions of this Section 2.02. Subject to Section 2.02(k), and except with respect to nominations or elections of Directors, which are governed by Section 3.03, Section 2.02(b)(ii) is the exclusive means by which a Stockholder may bring business before a meeting of Stockholders; provided that if Rule 14a-8 of the Exchange Act (or any successor rule) is applicable, a Stockholder may not bring business before any meeting if the Stockholder fails to meet the requirements of such rule. Any business brought before a meeting in accordance with Section 2.02(b)(ii) is referred to as “Stockholder Business.”

(c)         Subject to Section 2.02(k), at any annual meeting of Stockholders, all proposals of Stockholder Business must be made by timely written notice given by or on behalf of a Stockholder of record of the Corporation (the “Notice of Business”) and must otherwise be a proper matter for Stockholder action. To be timely, the Notice of Business must be delivered personally or mailed to, and received at, the Office of the Corporation, addressed to the Secretary, by no earlier than one hundred and twenty (120) days and no later than ninety (90) days before the first anniversary of the date of the prior year’s annual meeting of Stockholders; provided, however, that if (i) the annual meeting of Stockholders is advanced by more than thirty (30) days, or delayed by more than sixty (60) days, from the first anniversary of the prior year’s annual meeting of Stockholders or (ii) no annual meeting was held during the prior year, the notice by the Stockholder to be timely must be received (A) no earlier than one hundred and twenty (120) days before such annual meeting and (B) no later than the later of ninety (90) days before such annual meeting and the tenth day after the day on which the notice of such annual meeting was made by mail or Public Disclosure; provided, further, that, solely for the purposes of the notice requirements under this Section 2.02(c), with respect to the annual meeting of stockholders

Annex I-2

of the Corporation for 2021, the date of the preceding year’s annual meeting of stockholders shall be deemed to be May 1, 2020. In no event shall an adjournment, postponement or deferral, or Public Disclosure of an adjournment, postponement or deferral, of a Stockholder meeting commence a new time period (or extend any time period) for the giving of the Notice of Business.

(d)        The Notice of Business must set forth:

(i)         the name and record address of each Stockholder proposing Stockholder Business (the “Proponent”), as they appear on the Corporation’s books;

(ii)        the name and address of any Stockholder Associated Person;

(iii)       as to each Proponent and any Stockholder Associated Person, (A) the class or series and number of shares of stock directly or indirectly held of record and beneficially by the Proponent or Stockholder Associated Person, (B) the date such shares of stock were acquired, (C) a description of any agreement, arrangement or understanding, direct or indirect, with respect to such Stockholder Business between or among the Proponent, any Stockholder Associated Person or any others (including their names) acting in concert with any of the foregoing, (D) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions, warrant, convertible security, stock appreciation right or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class of securities and/or borrowed or loaned shares) that has been entered into, directly or indirectly, as of the date of the Proponent’s notice by, or on behalf of, the Proponent or any Stockholder Associated Person, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of the Proponent or any Stockholder Associated Person with respect to shares of stock of the Corporation or with a value derived in whole or in part from the value or decrease in value of any class or series of stock of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of stock of the Corporation or otherwise (a “Derivative”), (E) a description in reasonable detail of any proxy (including revocable proxies), contract, arrangement, understanding or other relationship pursuant to which the Proponent or Stockholder Associated Person has a right to vote any shares of stock of the Corporation, (F) any rights to dividends on the stock of the Corporation owned beneficially by the Proponent or Stockholder Associated Person that are separated or separable from the underlying stock of the Corporation, (G) any proportionate interest in stock of the Corporation or Derivatives held, directly or indirectly, by a general or limited partnership in which the Proponent or Stockholder Associated Person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner and (H) any performance-related fees (other than an asset-based fee) that the Proponent or Stockholder Associated Person is entitled to, based on any increase or decrease in the value of stock of the Corporation or Derivatives thereof, if any, as of the date of such notice. The information specified in Section 2.02(d)(i) to (iii) is referred to herein as “Stockholder Information”;

(iv)       Stockholder Information with respect to any stock or other interests of the Corporation held by members of the Proponent’s or Stockholder Associated Person’s immediate family sharing the same household;

(v)        a representation to the Corporation that each Proponent is a holder of record of stock of the Corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose such Stockholder Business;

(vi)       a brief description of the Stockholder Business desired to be brought before the annual meeting, the text of the proposal (including the text of any resolutions proposed for consideration and, if such business includes a proposal to amend the By-laws, the language of the proposed amendment) and the reasons for conducting such Stockholder Business at the meeting;

(vii)      any material interest of each Proponent and any Stockholder Associated Person in such Stockholder Business;

(viii)     a representation to the Corporation as to whether the Proponent intends (A) to deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt such Stockholder Business or (B) otherwise to solicit proxies from the Stockholders in support of such Stockholder Business;

Annex I-3

(ix)       all other information that would be required to be filed with the SEC if the Proponents or Stockholder Associated Persons were participants in a solicitation subject to Section 14 of the Exchange Act; and

(x)        a representation and covenant for the benefit of the Corporation that the Proponents shall provide any other information reasonably requested by the Corporation.

(e)         The Proponents shall also provide any other information reasonably requested by the Corporation within ten (10) business days after such request.

(f)         In addition, the Proponent shall further update and supplement the information provided to the Corporation in the Notice of Business or upon the Corporation’s request pursuant to Section 2.02(e) as needed, so that such information shall be true and correct as of the record date for the meeting and as of the date that is the later of ten (10) business days before the meeting or any adjournment or postponement thereof. Such update and supplement must be delivered personally or mailed to, and received at, the Office of the Corporation, addressed to the Secretary, by no later than five (5) business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than seven (7) business days before the date for the meeting (in the case of the update and supplement required to be made as of ten (10) business days before the meeting or any adjournment or postponement thereof).

(g)        The person presiding over the meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the procedures set forth in this Section 2.02, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(h)        If the Proponent (or a qualified representative of the Proponent) does not appear at the meeting of Stockholders to present the Stockholder Business, such business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.02, to be considered a qualified representative of the Stockholder, a person must be a duly authorized officer, manager or partner of such Stockholder or must be authorized by a writing executed by such Stockholder or an electronic transmission delivered by such Stockholder to act for such Stockholder as proxy at the meeting of Stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of Stockholders.

(i)         “Public Disclosure” of any date or other information means disclosure thereof by a press release reported by the Dow Jones News Services, Associated Press or comparable U.S. national news service or in a document publicly filed by the Corporation with the SEC pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

(j)         “Stockholder Associated Person” means, with respect to any Stockholder, (i) any other beneficial owner of stock of the Corporation that is owned by such Stockholder and (ii) any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Stockholder or such beneficial owner.

(k)        The notice requirements of this Section 2.02 shall be deemed satisfied with respect to Stockholder proposals that have been properly brought under Rule 14a-8 of the Exchange Act and that are included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. Further, nothing in this Section 2.02 shall be deemed to affect any rights of the holders of any series of preferred stock of the Corporation pursuant to any applicable provision of the Certificate of Incorporation.

Section 2.03.    Special Meetings. Special meetings of the Stockholders may be called only in the manner set forth in the Certificate of Incorporation. Notice of every special meeting of the Stockholders shall state the purpose or purposes of such meeting. Except as otherwise required by law, the business conducted at a special meeting of Stockholders shall be limited exclusively to the business set forth in the Corporation’s notice of meeting, and the individual or group calling such meeting shall have exclusive authority to determine the business included in such notice.

Annex I-4

Section 2.04.    Record Date.

(a)         For the purpose of determining the Stockholders entitled to notice of any meeting of Stockholders or any adjournment thereof, unless otherwise required by the Certificate of Incorporation or applicable law, the Board may fix a record date (the “Notice Record Date”), which record date shall not precede the date on which the resolution fixing the record date was adopted by the Board and shall not be more than sixty (60) or less than ten (10) days before the date of such meeting. The Notice Record Date shall also be the record date for determining the Stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such Notice Record Date, that a later date on or before the date of the meeting shall be the date for making such determination (the “Voting Record Date”). For the purposes of determining the Stockholders entitled to express consent to corporate action in writing without a meeting, unless otherwise required by the Certificate of Incorporation or applicable law, the Board may fix a record date, which record date shall not precede the date on which the resolution fixing the record date was adopted by the Board and shall not be more than ten (10) days after the date on which the record date was fixed by the Board. For the purposes of determining the Stockholders entitled to (i) receive payment of any dividend or other distribution or allotment of any rights, (ii) exercise any rights in respect of any change, conversion or exchange of stock or (iii) take any other lawful action, unless otherwise required by the Certificate of Incorporation or applicable law, the Board may fix a record date, which record date shall not precede the date on which the resolution fixing the record date was adopted by the Board and shall not be more than sixty (60) days prior to such action.

(b)        If no such record date is fixed:

(i)         the record date for determining Stockholders entitled to notice of, and to vote at, a meeting of Stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held;

(ii)        the record date for determining Stockholders entitled to express consent to corporate action in writing without a meeting (unless otherwise provided in the Certificate of Incorporation), when no prior action by the Board is required by applicable law, shall be the first day on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law; and when prior action by the Board is required by applicable law, the record date for determining Stockholders entitled to express consent to corporate action in writing without a meeting shall be at the close of business on the date on which the Board takes such prior action; and

(iii)       when a determination of Stockholders of record entitled to notice of, or to vote at, any meeting of Stockholders has been made as provided in this Section 2.04, such determination shall apply to any adjournment thereof, unless the Board fixes a new Voting Record Date for the adjourned meeting, in which case the Board shall also fix such Voting Record Date or a date earlier than such date as the new Notice Record Date for the adjourned meeting.

Section 2.05.    Notice of Meetings of Stockholders. Whenever, under the provisions of applicable law, the Certificate of Incorporation or these By-laws, Stockholders are required or permitted to take any action at a meeting, notice shall be given stating the place, if any, date and hour of the meeting; the means of remote communication, if any, by which Stockholders and proxy holders may be deemed to be present in person and vote at such meeting; the Voting Record Date, if such date is different from the Notice Record Date; and, in the case of a special meeting, the purposes for which the meeting is called. Unless otherwise provided by these By-laws or applicable law, notice of any meeting shall be given, not less than ten (10) nor more than sixty (60) days before the date of the meeting, to each Stockholder entitled to vote at such meeting as of the Notice Record Date. If mailed, such notice shall be deemed to be given when deposited in the U.S. mail, with postage prepaid, and directed to the Stockholder at his or her address as it appears on the records of the Corporation. An affidavit of the Secretary, an Assistant Secretary or the transfer agent of the Corporation that the notice required by this Section 2.05 has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. If a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. Any business that might have been transacted at the meeting as originally called may be transacted at the adjourned meeting. If, however, the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each Stockholder of record entitled to vote at the meeting. If, after the adjournment, a new Voting Record Date is fixed for the adjourned meeting, the Board shall fix a new Notice Record Date in accordance with Section 2.04(b)(iii) hereof and shall give notice of such adjourned meeting to each Stockholder entitled to vote at such meeting as of the Notice Record Date.

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Section 2.06.    Waivers of Notice. Whenever the giving of any notice to Stockholders is required by applicable law, the Certificate of Incorporation or these By-laws, a waiver thereof, given by the person entitled to said notice, whether before or after the event as to which such notice is required, shall be deemed equivalent to notice. Attendance by a Stockholder at a meeting shall constitute a waiver of notice of such meeting except when the Stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting has not been lawfully called or convened. Neither the business to be transacted at, nor the purposes of, any regular or special meeting of the Stockholders need be specified in any waiver of notice.

Section 2.07.    List of Stockholders. The Secretary shall prepare and make available, at least ten (10) days before every meeting of Stockholders, a complete, alphabetical list of the Stockholders entitled to vote at the meeting, and showing the address of each Stockholder and the number of shares registered in the name of each Stockholder. Such list may be examined by any Stockholder, the Stockholder’s agent or attorney, at the Stockholder’s expense, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting, during ordinary business hours at the principal place of business of the Corporation or on a reasonably accessible electronic network as provided by applicable law. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any Stockholder who is present. If the meeting is held solely by means of remote communication, the list shall also be open for inspection as provided by applicable law. Except as provided by applicable law, the stock ledger shall be the only evidence as to who are the Stockholders entitled to examine the list of Stockholders or to vote in person or by proxy at any meeting of Stockholders.

Section 2.08.    Quorum of Stockholders; Adjournment. Except as otherwise provided by these By-laws, at each meeting of Stockholders, the presence in person or by proxy of the holders of a majority of the voting power of all outstanding shares of stock entitled to vote at the meeting of Stockholders shall constitute a quorum for the transaction of any business at such meeting, except that, where a separate vote by a class or series of classes of shares is required, a quorum shall consist of no less than a majority of the voting power of all outstanding shares of stock of such class or series of classes, as applicable. In the absence of a quorum, either the Chairman or the holders of a majority in voting power of the shares of stock present in person or represented by proxy at any meeting of Stockholders, including an adjourned meeting, may adjourn such meeting to another time and place. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of Directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Section 2.09.    Voting; Proxies. Unless otherwise provided by the General Corporation Law or in the Certificate of Incorporation, every Stockholder entitled to vote at any meeting of Stockholders shall be entitled to one vote for each share of stock held by such Stockholder which has voting power upon the matter in question. At any meeting of Stockholders, all matters other than the election of Directors, except as otherwise provided by the Certificate of Incorporation, these By-laws or any applicable law, shall be decided by the affirmative vote of a majority in voting power of shares of stock present in person or represented by proxy and entitled to vote thereon. At all meetings of Stockholders for the election of Directors, a plurality of the votes cast shall be sufficient to elect Directors. Each Stockholder entitled to vote at a meeting of Stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such Stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy expressly provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only so long as, it is coupled with an interest sufficient in law to support an irrevocable power. A Stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary a revocation of the proxy or by delivering a new proxy bearing a later date.

Section 2.10.    Voting Procedures and Inspectors at Meetings of Stockholders. The Board, in advance of any meeting of Stockholders, shall appoint one or more inspectors, who may be employees of the Corporation, to act at the meeting and make a written report thereof. The Board may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall (a) ascertain the number of shares outstanding and the voting power of each, (b) determine the shares represented at the meeting and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors and (e) certify their determination of the number of shares

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represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of their duties. Unless otherwise provided by the Board, the date and time of the opening and the closing of the polls for each matter upon which the Stockholders will vote at a meeting shall be determined by the person presiding at the meeting and shall be announced at the meeting. No ballot, proxies, votes or any revocation thereof or change thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery of the State of Delaware upon application by a Stockholder shall determine otherwise. In determining the validity and counting of proxies and ballots cast at any meeting of Stockholders, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for office at an election may serve as an inspector at such election.

Section 2.11.    Conduct of Meetings; Adjournment. The Board may adopt such rules and procedures for the conduct of Stockholder meetings as it deems appropriate. At each meeting of Stockholders, the Chairman or, in the absence of the Chairman, the Chief Executive Officer or, in the absence of the Chairman and the Chief Executive Officer, the President or, if there is no Chairman, Chief Executive Officer or President, or if they are absent, a Vice President and, in the case that more than one Vice President shall be present, that Vice President designated by the Board (or in the absence of any such designation, the most senior Vice President present), shall preside over the meeting. Except to the extent inconsistent with the rules and procedures as adopted by the Board, the person presiding over the meeting of Stockholders shall have the right and authority to convene, adjourn and reconvene the meeting from time to time, to prescribe such additional rules and procedures and to do all such acts as, in the judgment of such person, are appropriate for the proper conduct of the meeting. Such rules and procedures, whether adopted by the Board or prescribed by the person presiding over the meeting, may include (a) the establishment of an agenda or order of business for the meeting, (b) rules and procedures for maintaining order at the meeting and the safety of those present, (c) limitations on attendance at or participation in the meeting to Stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine, (d) restrictions on entry to the meeting after the time fixed for the commencement thereof and (e) limitations on the time allotted to questions or comments by participants. The person presiding over any meeting of Stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, may determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such presiding person should so determine, he or she shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of Stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. The Secretary or, in his or her absence, one of the Assistant Secretaries, shall act as secretary of the meeting. If none of the officers above designated to act as the person presiding over the meeting or as secretary of the meeting shall be present, a person presiding over the meeting or a secretary of the meeting, as the case may be, shall be designated by the Board and, if the Board has not so acted, in the case of the designation of a person to act as secretary of the meeting, designated by the person presiding over the meeting. To the extent permitted by applicable law, meetings of stockholders may be conducted by remote communications, including by webcast.

Section 2.12.    Order of Business. The order of business at all meetings of Stockholders shall be as determined by the person presiding over the meeting.

Section 2.13.    Written Consent of Stockholders Without a Meeting. If, and only if, the Certificate of Incorporation expressly permits action to be taken at any annual or special meeting of Stockholders without a meeting without prior notice and without a vote, then a consent or consents in writing, setting forth the action to be so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered (by hand or by certified or registered mail, return receipt requested) to the Corporation by delivery to its registered office in the State of Delaware, the Office of the Corporation or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of Stockholders are recorded. Every written consent shall bear the date of signature of each Stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered in the manner required by this Section 2.13, written consents signed by a sufficient number of holders to take action are delivered to the Corporation as aforesaid. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall, to the extent required by applicable law, be given to those Stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

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Article 3
Directors

Section 3.01.    General Powers. The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. The Board may adopt such rules and procedures, not inconsistent with the Certificate of Incorporation, these By-laws or applicable law, as it may deem proper for the conduct of its meetings and the management of the Corporation.

Section 3.02.    Term of Office. The Board shall consist initially of seven (7) members and thereafter of not less than three (3) nor more than eleven (11) members, which shall be divided into three (3) classes, as nearly equal in number as possible, designated as Class I, Class II and Class III, as determined in accordance with the Certificate of Incorporation. Each Director shall hold office until a successor is duly elected and qualified or until the Director’s earlier death, resignation, disqualification or removal.

Section 3.03.    Nominations of Directors.

(a)         Subject to Section 3.03(k), only persons who are nominated in accordance with the procedures set forth in this Section 3.03 are eligible for election as Directors.

(b)        Nominations of persons for election to the Board may only be made at a meeting properly called for the election of Directors and only (i) by or at the direction of the Board or any committee thereof or (ii) by a Stockholder who (A) was a Stockholder of record of the Corporation when the notice required by this Section 3.03 is delivered to the Secretary and at the time of the meeting, (B) is entitled to vote for the election of Directors at the meeting and (C) complies with the notice and other provisions of this Section 3.03. Subject to Section 3.03(k), Section 3.03(b)(ii) is the exclusive means by which a Stockholder may nominate a person for election to the Board. Persons nominated in accordance with Section 3.03(b)(ii) are referred to as “Stockholder Nominees.” A Stockholder nominating persons for election to the Board is referred to as the “Nominating Stockholder.”

(c)         Subject to Section 3.03(k), all nominations of Stockholder Nominees must be made by timely written notice given by or on behalf of a Stockholder of record of the Corporation (the “Notice of Nomination”). To be timely, the Notice of Nomination must be delivered personally or mailed to and received at the Office of the Corporation, addressed to the attention of the Secretary, by the following dates:

(i)         in the case of the nomination of a Stockholder Nominee for election to the Board at an annual meeting of Stockholders, no earlier than one hundred and twenty (120) days and no later than ninety (90) days before the first anniversary of the date of the prior year’s annual meeting of Stockholders; provided, however, that if (A) the annual meeting of Stockholders is advanced by more than thirty (30) days, or delayed by more than sixty (60) days, from the first anniversary of the prior year’s annual meeting of Stockholders or (B) no annual meeting was held during the prior year, the notice by the Stockholder to be timely must be received (1) no earlier than one hundred and twenty (120) days before such annual meeting and (2) no later than the later of ninety (90) days before such annual meeting and the tenth day after the day on which the notice of such annual meeting was made by mail or Public Disclosure; provided, further, that, solely for the purposes of the notice requirements under this Section 3.03(c), with respect to the annual meeting of stockholders of the Corporation for 2021, the date of the preceding year’s annual meeting of stockholders shall be deemed to be May 1, 2020; and

(ii)        in the case of the nomination of a Stockholder Nominee for election to the Board at a special meeting of Stockholders, no earlier than one hundred and twenty (120) days before and no later than the later of ninety (90) days before such special meeting and the tenth day after the day on which the notice of such special meeting was made by mail or Public Disclosure.

(d)        Notwithstanding anything to the contrary, if the number of Directors to be elected to the Board at a meeting of Stockholders is increased and there is no Public Disclosure by the Corporation naming the nominees for the additional directorships at least one hundred (100) days before the first anniversary of the preceding year’s annual meeting, a Notice of Nomination shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered personally and received at the Office of the Corporation, addressed to the attention of the Secretary, no later than the close of business on the tenth day following the day on which such Public Disclosure is first made by the Corporation.

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(e)         In no event shall an adjournment, postponement or deferral, or Public Disclosure of an adjournment, postponement or deferral, of an annual or special meeting commence a new time period (or extend any time period) for the giving of the Notice of Nomination.

(f)         The Notice of Nomination shall set forth:

(i)         the Stockholder Information with respect to each Nominating Stockholder and Stockholder Associated Person;

(ii)        a representation to the Corporation that each Nominating Stockholder is a holder of record of stock of the Corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose such nomination;

(iii)       all information regarding each Stockholder Nominee and Stockholder Associated Person that would be required to be disclosed in a solicitation of proxies subject to Section 14 of the Exchange Act, the written consent of each Stockholder Nominee to being named in a proxy statement as a nominee and to serve if elected and a completed signed questionnaire, representation and agreement required by Section 3.04;

(iv)       a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among a Nominating Stockholder, Stockholder Associated Person or their respective associates, or others acting in concert therewith, including all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the Nominating Stockholder, Stockholder Associated Person or any person acting in concert therewith were the “registrant” for purposes of such rule and the Stockholder Nominee were a director or executive of such registrant;

(v)        Stockholder Information with respect to any stock or other interests of the Corporation held by members of the Nominating Stockholder’s or its Stockholder Associated Person’s immediate family sharing the same household;

(vi)       a representation to the Corporation as to whether each Nominating Stockholder intends (A) to deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve the nomination or (B) otherwise to solicit proxies from Stockholders in support of such nomination;

(vii)      all other information that would be required to be filed with the SEC if the Nominating Stockholders and Stockholder Associated Persons were participants in a solicitation subject to Section 14 of the Exchange Act; and

(viii)     a representation and covenant for the benefit of the Corporation that the Nominating Stockholders shall provide any other information reasonably requested by the Corporation.

(g)        The Nominating Stockholders shall also provide any other information reasonably requested by the Corporation within ten (10) business days after such request.

(h)        In addition, the Nominating Stockholders shall further update and supplement the information provided to the Corporation in the Notice of Nomination or upon the Corporation’s request pursuant to Section 3.03(g) as needed, so that such information shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days before the meeting or any adjournment or postponement thereof. Such update and supplement must be delivered personally or mailed to, and received at, the Office of the Corporation, addressed to the Secretary, by no later than five (5) business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than seven (7) business days before the date for the meeting (in the case of the update and supplement required to be made as of ten (10) business days before the meeting or any adjournment or postponement thereof).

(i)         The person presiding over the meeting shall, if the facts warrant, determine and declare to the meeting, that the nomination was not made in accordance with the procedures set forth in this Section 3.03, and, if he or she should so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded.

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(j)         If the Stockholder (or a qualified representative of the Stockholder) does not appear at the applicable Stockholder meeting to nominate the Stockholder Nominees, such nomination shall be disregarded and such business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 3.03, to be considered a qualified representative of the Stockholder, a person must be a duly authorized officer, manager or partner of such Stockholder or must be authorized by a writing executed by such Stockholder or an electronic transmission delivered by such Stockholder to act for such Stockholder as proxy at the meeting of Stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of Stockholders.

(k)        Nothing in this Section 3.03 shall be deemed to affect any rights of the holders of any series of preferred stock of the Corporation pursuant to any applicable provision of the Certificate of Incorporation.

Section 3.04.    Nominee and Director Qualifications. Unless the Board determines otherwise, to be eligible to be a nominee for election or reelection as a Director, a person must deliver (in accordance with the time periods prescribed for delivery of notice by the Board) to the Secretary at the Office of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (a) is not and will not become a party to (i) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person will act or vote as a Director on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (ii) any Voting Commitment that could limit or interfere with such person’s ability to comply with such person’s fiduciary duties as a Director under applicable law, (b) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a Director that has not been disclosed therein, and (c) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading and other policies and guidelines of the Corporation that are applicable to Directors.

Section 3.05.    Resignation and Removal. Any Director may resign at any time by notice given in writing or by electronic transmission to the Corporation. Such resignation shall take effect at the date of receipt of such notice or at such later time as is therein specified, and, unless otherwise specified in such resignation, the acceptance of such resignation shall not be necessary to make it effective. Any Director may be removed from office at any time, subject to certain restrictions, in accordance with the Certificate of Incorporation.

Section 3.06.    Compensation. Each Director, in consideration of his or her service as such, shall be entitled to receive from the Corporation such amount per annum or such fees (payable in cash or equity) for attendance at Directors’ meetings, or both, as the Board may from time to time determine, together with reimbursement for the reasonable out-of-pocket expenses, if any, incurred by such Director in connection with the performance of his or her duties. Each Director who shall serve as a member of any committee of Directors in consideration of serving as such shall be entitled to such additional amount per annum or such fees for attendance at committee meetings, or both, as the Board may from time to time determine, together with reimbursement for the reasonable out-of-pocket expenses, if any, incurred by such Director in the performance of his or her duties. Nothing contained in this Section 3.06 shall preclude any Director from serving the Corporation or its subsidiaries in any other capacity and receiving proper compensation therefor.

Section 3.07.    Regular Meetings. Regular meetings of the Board may be held without notice at such times and at such places within or without the State of Delaware as may be determined from time to time by the Board or its Chairman.

Section 3.08.    Special Meetings. Special meetings of the Board may be held at such times and at such places within or without the State of Delaware as may be determined by the Chairman or the Chief Executive Officer on at least twenty-four (24) hours’ notice to each Director given by one of the means specified in Section 3.11 hereof other than by mail, or on at least three (3) days’ notice if given by mail.

Section 3.09.    Telephone Meetings. Board or Board committee meetings may be held by means of telephone conference or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation by a Director in a meeting pursuant to this Section 3.09 shall constitute presence in person at such meeting.

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Section 3.10.    Adjourned Meetings. A majority of the Directors present at any meeting of the Board, including an adjourned meeting, whether or not a quorum is present, may adjourn and reconvene such meeting to another time and place. At least twenty-four (24) hours’ notice of any adjourned meeting of the Board shall be given to each Director whether or not present at the time of the adjournment, if such notice shall be given by one of the means specified in Section 3.11 hereof other than by mail, or at least three (3) days’ notice if by mail. Any business may be transacted at an adjourned meeting that might have been transacted at the meeting as originally called.

Section 3.11.    Notice Procedure. Subject to Section 3.08 and 3.12 hereof, whenever notice is required to be given to any Director by applicable law, the Certificate of Incorporation or these By-laws, such notice shall be deemed given effectively if given in person or by telephone, mail or electronic mail addressed to such Director at such Director’s address or email address, as applicable, as it appears on the records of the Corporation, facsimile or by other means of electronic transmission.

Section 3.12.    Waiver of Notice. Whenever the giving of any notice to Directors is required by applicable law, the Certificate of Incorporation or these By-laws, a waiver thereof, in writing signed by the Director entitled to the notice, whether before or after such notice is required, shall be deemed equivalent to notice. Attendance by a Director at a meeting shall constitute a waiver of notice of such meeting except when the Director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special Board or committee meeting need be specified in any waiver of notice.

Section 3.13.    Organization. At each meeting of the Board, the Chairman or, in the absence of the Chairman, the Chief Executive Officer shall preside. The Secretary shall act as secretary at each meeting of the Board. If the Secretary is absent from any meeting of the Board, an Assistant Secretary shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the Secretary and all Assistant Secretaries, the person presiding at the meeting may appoint any person to act as secretary of the meeting.

Section 3.14.    Quorum of Directors. The presence in person of a majority of the total members of the Board, provided that one of such members present is either the Chairman or the Chief Executive Officer (if the Chief Executive Officer is then a member of the board), shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board.

Section 3.15.    Action by Majority Vote. Except as otherwise expressly required by these By-laws, or the Certificate of Incorporation, the vote of a majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board; provided that to the extent one or more Directors recuses himself or herself from an act, the act of a majority of the remaining Directors present shall be the act of the Board.

Section 3.16.    Action Without Meeting. Unless otherwise restricted by these By-laws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all Directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writings or electronic transmissions are filed with the minutes of proceedings of the Board or committee.

Section 3.17.    Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because any such director’s or officer’s vote is counted for such purpose if: (i) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes such contract or transaction.

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Article 4
Committees of the Board

The Board may, by resolution, designate one or more committees, each committee to consist of one or more of the Directors of the Corporation. The Board may, by resolution, adopt charters for one or more of such committees. The Board may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. If a member of a committee shall be absent from any meeting, or disqualified from voting thereat, the remaining member or members present at the meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may, by a unanimous vote, appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by applicable law, and to the extent provided in the resolution of the Board designating such committee or the charter for such committee, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it to the extent so authorized by the Board. The Board may remove any Director from any committee at any time, with or without cause. Unless the Board provides otherwise, at all meetings of such committee, a majority of the then authorized members of the committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee present at any meeting at which there is a quorum shall be the act of the committee. Each committee shall keep regular minutes of its meetings. Unless the Board provides otherwise, each committee designated by the Board may make, alter and repeal rules and procedures for the conduct of its business. In the absence of such rules and procedures, each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article 3.

Article 5
Officers

Section 5.01.    Positions; Election. The Board may from time to time elect officers of the Corporation, which may include a Chairman, Chief Executive Officer, President, Vice Presidents, Secretary, Treasurer and any other officers as it may deem proper or may delegate to any elected officer of the Corporation the power to appoint and remove any such officers and to prescribe their respective terms of office, authorities and duties. Any number of offices may be held by the same person. Should the Corporation or any of its Subsidiaries enter into any management services or similar agreement with another entity (each as may be amended, supplemented, restated or replaced from time to time), the officers of the Corporation may be the officers or employees of such entity to the extent permitted by applicable law.

Section 5.02.    Term of Office. Each officer of the Corporation shall hold office for such terms as may be determined by the Board or, except with respect to his or her own office, the Chief Executive Officer, or until such officer’s successor is elected and qualifies or until such officer’s earlier death, resignation or removal. Any officer may resign at any time upon written notice to the Corporation. Such resignation shall take effect at the date of receipt of such notice or at such later time as is therein specified, and, unless otherwise specified, the acceptance of such resignation shall not be necessary to make it effective. The resignation of an officer shall be without prejudice to the contract rights of the Corporation, if any. Any officer may be removed at any time with or without cause by the Board or, in the case of appointed officers, by any elected officer upon whom such power of removal shall have been conferred by the Board. Any vacancy occurring in any office of the Corporation may be filled by the Board or, in the case of appointed officers, by any elected officer upon whom such power of appointment shall have been conferred by the Board. The election or appointment of an officer shall not of itself create contract rights.

Section 5.03.    Chairman. The Chairman shall preside at all meetings of the Stockholders and at all meetings of the Board and shall exercise such powers and perform such other duties as shall be determined from time to time by the Board. In addition to the responsibilities, powers and duties of the Chairman, an Executive Chairman (if there be one) shall exercise such powers and perform such other duties as shall be determined from time to time by the Board and may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts and other instruments, except in cases in which the signing and execution thereof shall be expressly delegated by resolution of the Board or by these By-laws to some other officer or agent of the Corporation, or shall be required by applicable law otherwise to be signed or executed.

Section 5.04.    Chief Executive Officer. The Chief Executive Officer shall have general supervision over, and direction of, the business and affairs of the Corporation, subject, however, to the control of the Board and of any duly authorized committee of the Board. The Chief Executive Officer shall preside at all meetings of the Stockholders and

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at all meetings of the Board at which the Chairman is not present. The Chief Executive Officer may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts and other instruments, except in cases in which the signing and execution thereof shall be expressly delegated by resolution of the Board or by these By-laws to some other officer or agent of the Corporation, or shall be required by applicable law otherwise to be signed or executed and, in general, the Chief Executive Officer shall perform all duties incident to the office of Chief Executive Officer of a corporation and such other duties as may be determined from time to time by the Board.

Section 5.05.    President. The President shall have duties incident to the office of President, and any other duties as may from time to time be assigned to the President by the Chief Executive Officer (if the President and Chief Executive Officer are not the same person) or the Board and subject to the control of the Chief Executive Officer (if the President and Chief Executive Officer are not the same person) and the Board in each case. The President shall preside at all meetings of the Stockholders at which the Chairman and the Chief Executive Officer are not present. The President may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts and other instruments, except in cases in which the signing and execution thereof shall be expressly delegated by the Board or by these By-laws to some other officer or agent of the Corporation, or shall be required by applicable law otherwise to be signed or executed.

Section 5.06.    Vice Presidents. Vice Presidents shall have the duties incident to the office of Vice President and any other duties that may from time to time be assigned to the Vice President by the Chief Executive Officer, the President or the Board. A Vice President shall preside at all meetings of the Stockholders at which the Chairman, the Chief Executive Officer and the President are not present. Any Vice President may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts or other instruments, except in cases in which the signing and execution thereof shall be expressly delegated by the Board or by these By-laws to some other officer or agent of the Corporation, or shall be required by applicable law otherwise to be signed or executed.

Section 5.07.    Secretary. The Secretary shall attend all meetings of the Board and of the Stockholders, record all the proceedings of the meetings of the Board and of the Stockholders in a book to be kept for that purpose and perform like duties for committees of the Board, when required. The Secretary shall give, or cause to be given, notice of all special meetings of the Board and of the Stockholders and perform such other duties as may be prescribed by the Board, the Chief Executive Officer or the President. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary or an Assistant Secretary shall have authority to affix the same on any instrument that may require it, and when so affixed, the seal may be attested by the signature of the Secretary or by the signature of such Assistant Secretary. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the same by such officer’s signature. The Secretary or an Assistant Secretary may also attest all instruments signed by the Executive Chairman, Chief Executive Officer, President or any Vice President. The Secretary shall have charge of all the books, records and papers of the Corporation relating to its organization and management, see that the reports, statements and other documents required by applicable law are properly kept and filed and, in general, perform all duties incident to the office of secretary of a corporation and such other duties as may from time to time be assigned to the Secretary by the Board, the Chief Executive Officer or the President.

Section 5.08.    Treasurer. The Treasurer shall have charge and custody of, and be responsible for, all funds, securities and notes of the Corporation, receive and give receipts for moneys due and payable to the Corporation from any sources whatsoever; deposit all such moneys and valuable effects in the name and to the credit of the Corporation in such depositaries as may be designated by the Board, against proper vouchers, cause such funds to be disbursed by checks or drafts on the authorized depositaries of the Corporation signed in such manner as shall be determined by the Board and be responsible for the accuracy of the amounts of all moneys so disbursed, regularly enter or cause to be entered in books or other records maintained for the purpose full and adequate account of all moneys received or paid for the account of the Corporation, have the right to require from time to time reports or statements giving such information as the Treasurer may desire with respect to any and all financial transactions of the Corporation from the officers or agents transacting the same, render to the Chief Executive Officer, the President or the Board, whenever the Chief Executive Officer, the President or the Board shall require the Treasurer so to do, an account of the financial condition of the Corporation and of all financial transactions of the Corporation, disburse the funds of the Corporation as ordered by the Board and, in general, perform all duties incident to the office of Treasurer of a corporation and such other duties as may from time to time be assigned to the Treasurer by the Board, the Chief Executive Officer or the President.

Section 5.09.    Assistant Secretaries and Assistant Treasurers. Assistant Secretaries and Assistant Treasurers shall perform such duties as shall be assigned to them by the Secretary or by the Treasurer, respectively, or by the Board, the Chief Executive Officer or the President.

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Article 6
Indemnification

Section 6.01.    Right to Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any Person (a “Covered Person”) who was or is a party or is threatened to be made a party to or otherwise involved any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a Person for whom he or she is the legal representative, is or was a Director or officer of the Corporation or, while a Director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, agent or trustee of another entity or enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees and expenses, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) actually and reasonably incurred by such Covered Person if such Covered Person acted in good faith and in a manner such Covered Person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such Covered Person’s conduct was unlawful. Notwithstanding the preceding sentence, except as otherwise provided in Section 6.02 with respect to Proceedings to enforce rights to indemnification or advancement of expenses or with respect to any compulsory counterclaim brought by such indemnitee, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized by the Board. The termination of any Proceeding shall not, of itself, create a presumption that the Covered Person did not act in good faith and in a manner which such Covered Person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such Covered Person’s conduct was unlawful.

Subject to this Section 6.01, the Corporation shall indemnify any Covered Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such Covered Person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such Covered Person in connection with the defense or settlement of such action or suit if such Covered Person acted in good faith and in a manner such Covered Person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such Covered Person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such Covered Person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Any reference to an officer of the Corporation in this Article 6 shall be deemed to refer exclusively to the Chairman, Vice Chairman, Chief Executive Officer, President, Vice Presidents, Secretary, Treasurer and any other officers of the Corporation appointed pursuant to Section 5.01, and any reference to an officer of any other entity or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors or equivalent governing body of such other entity pursuant to the certificate of incorporation and by-laws or equivalent organizational documents of such other entity or enterprise.

Section 6.02.    Authorization of Indemnification. Any indemnification under this Article 6 (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 6.02. Such determination shall be made, with respect to a person who is a director or officer of the Corporation at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding

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described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

For purposes of any determination under this Section 6.02, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The provisions of this Section 6.02 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 6.01.

Section 6.03.    Prepayment of Expenses. To the extent not prohibited by applicable law, the Corporation shall pay the expenses (including attorneys’ fees) incurred by a Covered Person in appearing at, participating in or defending any Proceeding in advance of its final disposition or in connection with a Proceeding brought to establish or enforce a right to indemnification or advancement of expenses under this Article 6 (which shall be governed by Section 6.09); provided, however, that to the extent required by applicable law or in the case of advance made in a Proceeding brought to establish or enforce a right to indemnification or advancement, such payment of expenses in advance of the final disposition of the Proceeding shall be made solely upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified or entitled to advancement of expenses under this Article 6 or otherwise. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the Corporation or by persons serving at the request of the Corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.

Section 6.04.    Claims. If a claim for indemnification or advancement of expenses under this Article 6 is not paid in full within thirty (30) days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim or to obtain an advancement of expenses, as applicable. To the fullest extent permitted by law, if successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Covered Person shall be entitled to be paid the expense of prosecuting or defending such claim. In any such action, the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law. In (i) any suit brought by a Covered Person to enforce a right to indemnification hereunder (but not in a suit brought by a Covered Person to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, such Person has not met any applicable standard for indemnification set forth in the General Corporation Law. Neither the failure of the Corporation (including by its Directors who are not parties to such action, a committee of such Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Covered Person is proper in the circumstances because the Covered Person has met the applicable standard of conduct set forth in the General Corporation Law, nor an actual determination by the Corporation (including by its Directors who are not parties to such action, a committee of such Directors, independent legal counsel or its stockholders) that the Covered Person has not met such applicable standard of conduct, shall create a presumption that such Person has not met the applicable standard of conduct or, in the case of such a suit brought by the Covered Person, be a defense to such suit.

Section 6.05.    Nonexclusivity of Rights. The rights conferred on any Covered Person by this Article 6 shall not be exclusive of any other rights that such Covered Person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, the By-laws, agreement, vote of stockholders or disinterested Directors or otherwise, it being the policy of the Corporation that indemnification of the Covered Persons specified in Section 6.01 shall be made to the fullest extent permitted by law. A right to indemnification or to advancement of expenses arising under a provision of this Certificate of Incorporation or the By-laws shall not be eliminated or impaired by an amendment to this Certificate of Incorporation or the By-laws after the occurrence of the act or omission that is the subject of the Proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the

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time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred. The provisions of this Article 6 shall not be deemed to preclude the indemnification of any person who is not specified in Section 6.01 but whom the Corporation has the power or obligation to indemnify, under the provisions of the General Corporation Law, or otherwise.

Section 6.06.    Other Sources. Subject to Section 6.07, the Corporation’s obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another entity or enterprise shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other entity or enterprise.

Section 6.07.    Indemnitor of First Resort. In all events, (i) the Corporation hereby agrees that it is the indemnitor of first resort (i.e., its obligation to a Covered Person to provide advancement and/or indemnification to such Covered Person is primary and any obligation of any Principal Stockholder (including any Affiliate thereof other than the Corporation) to provide advancement or indemnification hereunder or under any other indemnification agreement (whether pursuant to contract, by-laws or charter), or any obligation of any insurer of any Principal Stockholder to provide insurance coverage, for the same expenses, liabilities, judgments, penalties, fines and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such expenses, liabilities, judgments, penalties, fines and amounts paid in settlement) incurred by such Covered Person are secondary) and (ii) if any Principal Stockholder (or any Affiliate thereof, other than the Corporation) pays or causes to be paid, for any reason, any amounts otherwise indemnifiable hereunder or under any other indemnification agreement (whether pursuant to contract, by-laws or charter) with such Covered Person, then (x) such Principal Stockholder (or such Affiliate, as the case may be) shall be fully subrogated to all rights of such Covered Person with respect to such payment, (y) the Covered Person shall execute all papers reasonably required and shall do all things that may be reasonably necessary to secure such rights, including the execution of such documents as may be necessary to enable such Principal Stockholder (or such Affiliate) effectively to bring suit to enforce such rights and (z) the Corporation shall fully indemnify, reimburse and hold harmless such Principal Stockholder (or such other Affiliate, as the case may be) for all such payments actually made by such Principal Stockholder (or such other Affiliate). Each of the Principal Stockholders (and any Affiliate thereof) shall be third-party beneficiaries with respect to this Section 6.07, entitled to enforce this Section 6.07.

Section 6.08.    Amendment or Repeal. Any amendment or repeal of the foregoing provisions of this Article 6 shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such amendment or repeal.

Section 6.09.    Other Indemnification and Prepayment of Expenses. This Article 6 shall not limit the right of the Corporation, to the extent and in the manner permitted by applicable law, to indemnify and to advance expenses to Persons, including employees and agents of the Corporation, other than Covered Persons when and as authorized by appropriate corporate action authorized by the Board. Notwithstanding any contrary determination in the specific case under Section 6.02 and notwithstanding the absence of any determination thereunder, any director or officer may apply to the Court of Chancery of the State of Delaware or any other court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Section 6.01. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because such Covered Person has met the applicable standard of conduct set forth in Section 6.01. Neither a contrary determination in the specific case under Section 6.02 nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 6.09 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

Section 6.10.    Reliance. Covered Persons who after the date of the adoption of this provision become or remain a Covered Person described in this Article 6 will be conclusively presumed to have relied on the rights to indemnity, advance of expenses and other rights contained in this Article 6 in entering into or continuing the service. The rights to indemnification and to the advance of expenses conferred in this Article 6 will apply to claims made against any Covered Person described in this Article 6 arising out of acts or omissions in respect of the Corporation or one of its subsidiaries that occurred or occur both prior and subsequent to the adoption hereof. The rights conferred upon Covered Persons in this Article 6 shall be contract rights and such rights shall, unless otherwise provided when authorized or ratified, continue as to a Covered Person who has ceased to be a Director or officer and shall inure to the

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benefit of the Covered Person’s heirs, executors and administrators. Any amendment, alteration or repeal of this Article 6 that adversely affects any right of a Covered Person or its successors shall be prospective only and shall not limit, eliminate or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal. Notwithstanding anything contained in this Article 6 to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 6.09, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) or advance expenses in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board.

Section 6.11.    Insurance. The Corporation may purchase and maintain insurance, at its expense, to protect itself and any Director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law.

Section 6.12.    Certain Definitions. For purposes of this Article 6, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article 6 with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. The term “another enterprise” as used in this Article 6 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. For purposes of this Article 6, references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article 6.

Article 7
General Provisions

Section 7.01.    Certificates Representing Shares. The shares of stock of the Corporation may be represented by certificates or all of such shares shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock, or a combination of both. If shares are represented by certificates (if any), such certificates shall be in the form approved by the Board. The certificates representing shares of stock of each class shall be signed by, or in the name of, the Corporation by the Chairman, the Chief Executive Officer, the President or any Vice President, and by the Secretary, any Assistant Secretary, the Treasurer or any Assistant Treasurer. Any or all such signatures may be facsimiles. Although any officer, transfer agent or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent or registrar were still such at the date of its issue.

Section 7.02.    Transfer and Registry Agents. The Corporation may from time to time maintain one or more transfer offices or agents and registry offices or agents at such place or places as may be determined from time to time by the Board.

Section 7.03.    Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate or his legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

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Section 7.04.    Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be maintained on any information storage device or method; provided that the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

Section 7.05.    Dividends. Dividends upon the capital stock of the Corporation, subject to the requirements of the General Corporation Law and the provisions of the Certificate of Incorporation, if any, may be declared by the Board at any regular or special meeting of the Board (or any action by written consent in lieu thereof in accordance hereof), and may be paid in cash, in property, or in shares of the Corporation’s capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for purchasing any of the shares of capital stock, warrants, rights, options, bonds, debentures, notes, scrip or other securities or evidences of indebtedness of the Corporation, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board may modify or abolish any such reserve.

Section 7.06.    Corporate Seal. The corporate seal shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

Section 7.07.    Fiscal Year. The fiscal year of the Corporation shall be determined by the Board.

Section 7.08.    Amendments. These By-laws may be altered, amended or repealed in accordance with the Certificate of Incorporation and the General Corporation Law.

Section 7.09.    Conflict with Applicable Law or Certificate of Incorporation. These By-laws are adopted subject to any applicable law and the Certificate of Incorporation. Whenever these By-laws may conflict with any applicable law or the Certificate of Incorporation, such conflict shall be resolved in favor of such law or the Certificate of Incorporation.

Section 7.10.    Forum for Adjudication of Certain Disputes. Unless the Corporation consents in writing to the selection of an alternative forum (an “Alternative Forum Consent”), the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law or (iv) any action asserting a claim governed by the internal affairs doctrine; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. Unless the Corporation gives an Alternative Forum Consent, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Failure to enforce the foregoing provisions would cause the Corporation irreparable harm and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. The existence of any prior Alternative Forum Consent shall not act as a waiver of the Corporation’s ongoing consent right as set forth above in this Section 7.10 with respect to any current or future actions or claims. The provisions of this Section 7.10 do not apply to claims arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. Any Person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provision of this Section 7.10.

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Section 7.11.    Lock-up.

(a)         Subject to Section 7.11(b), the holders (the “Lock-up Holders”) of common stock of the Corporation issued (i) in the merger of Mower Merger Sub Corp., a Delaware corporation (“Merger Sub Corp”) and Manscaped, Inc., a Delaware corporation, with Manscaped, Inc. surviving or (ii) to certain directors, officers and employees of Manscaped Holdings, LLC upon the settlement or exercise of restricted stock units of the Corporation outstanding as of immediately following the closing of the transactions (collectively, the “Business Combination”) as contemplated by the Business Combination Agreement, dated as of November 22, 2021 by and among Bright Lights, Bright Lights Parent Corp., a Delaware corporation, Mower Intermediate Holdings, Inc., a Delaware corporation, Merger Sub Corp, Mower Merger Sub 2, LLC, a Delaware limited liability company and Manscaped Holdings, LLC, a Delaware limited liability company (“Manscaped Holdings,” and such agreement, the “Business Combination Agreement”) in respect of awards of Manscaped Holdings units outstanding immediately prior to the closing of the Business Combination (such shares referred to in this Section 7.11(a)(iii), the “Manscaped Equity Award Shares”) or upon the exchange of certain units of Manscaped Holdings at the closing of the Business Combination, may not Transfer any Lock-up Shares until the end of the Lock-up Period (each, defined below) (the “Lock-up”).

(b)        Notwithstanding the provisions set forth in Section 7.11(a), the Lock-up Holders or their respective Permitted Transferees (defined below) may Transfer the Lock-up Shares during the Lock-up Period:

(i)         in the case of an entity, (A) to another entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of such Lock-up Holder, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with such Lock-up Holder or affiliates of such Lock-up Holder or who shares a common investment advisor with such Lock-up Holder or (B) as part of a distribution to members, partners, shareholders or equity holders of such Lock-up Holder;

(ii)        in the case of an individual, by gift to members of the individual’s immediate family (defined below) or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization;

(iii)       in the case of an individual, by virtue of laws of descent and distribution upon death of the individual;

(iv)       in the case of an individual, by operation of law or pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement;

(v)        in the case of an individual, to a partnership, limited liability company or other entity of which the individual and/or the individual’s immediate family are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

(vi)       in the case of an entity that is a trust, to a trustor or beneficiary of such trust or to the estate of a beneficiary of such trust;

(vii)      in the case of an entity, by virtue of the laws of the state of such entity’s organization and such entity’s organizational documents upon dissolution of such entity;

(viii)     to the Corporation pursuant to any contractual arrangement in effect at the effective time of the Business Combination that provides for the repurchase by the Corporation or forfeiture of common stock of the Corporation or other securities convertible into or exercisable or exchangeable for common stock of the Corporation in connection with the termination of such Lock-up Holder’s service to the Corporation;

(ix)       in the event of completion of a liquidation, merger, stock exchange, reorganization or other similar transaction which results in all of the Corporation’s securityholders having the right to exchange their shares of common stock of the Corporation for cash, securities or other property; and

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(x)        to satisfy any U.S. federal, state or local income tax obligations of the Lock-up Holder (or its direct or indirect owners) arising from a change in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or the U.S. Treasury Regulations promulgated thereunder (the “Regulations”) after the date on which the Business Combination Agreement was executed by the parties, and such change prevents the Business Combination from qualifying as a “reorganization” pursuant to Section 368 of the Code (and the Business Combination does not qualify for similar tax-free treatment pursuant to any successor or other provision of the Code or Regulations taking into account such changes), in each case solely and to the extent necessary to cover any tax liability as a direct result of the transaction, provided, however, that in the case of clauses (i) through (vii), these Permitted Transferees must enter into a written agreement (it being understood that any references to “immediate family” in such agreement shall expressly refer only to the immediate family of the Lock-up Holder and not to the immediate family of the transferee), agreeing to be bound by the Lock-up restrictions described in this Section 7.11. For purposes of this paragraph, an individual’s “immediate family” shall mean a spouse, domestic partner, child (including by adoption), father, mother, brother or sister of the individual, and lineal descendant (including by adoption) of the individual or of any of the foregoing persons; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended. In addition to the foregoing, the following shall not be subject to the Lock-up restrictions described in this Section 7.11: (A) the exercise of stock options or warrants to purchase shares of common stock of the Corporation or the vesting of stock awards of common stock of the Corporation and any related transfer of shares of common stock of the Corporation in connection therewith (x) deemed to occur upon the “cashless” or “net” exercise of such options or warrants or (y) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, the vesting of such options, warrants or stock awards, or as a result of the vesting of such shares of common stock of the Corporation, it being understood that all shares of common stock of the Corporation received upon such exercise, vesting or transfer will remain subject to the Lock-up restrictions during the Lock-up Period and (B) the entry, by a Lock-up Holder, at any time after the effective time of the Business Combination, of any trading plan providing for the sale of shares of common stock of the Corporation by the Lock-up Holder, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act, provided, however, that such plan does not provide for, or permit, the sale of any shares of common stock of the Corporation during the Lock-up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-up Period.

(c)         Notwithstanding the provisions set forth in Section 7.11(a), if (A) at least 365 days have elapsed since the closing date of the Business Combination (the “Closing Date”) and (B) the Lock-up Period is scheduled to end during a Blackout Period (defined below) or within five (5) Trading Days (defined below) prior to a Blackout Period, the Lock-up Period shall end ten (10) Trading Days prior to the commencement of the Blackout Period (the “Blackout-Related Release”); provided that the Corporation shall announce the date of the expected Blackout-Related Release through a major news service or on a Current Report on Form 8-K at least two (2) Trading Days in advance of the Blackout-Related Release; and provided further that the Blackout-Related Release shall not occur unless the Corporation shall have publicly released its earnings results for the quarterly period during which the closing of the Business Combination occurred. For the avoidance of doubt, in no event shall the Lock-up Period end earlier than 365 days after the Closing Date pursuant to the Blackout-Related Release.

(d)        Notwithstanding the provisions set forth in Section 7.11(a), if the last reported sale price of the common stock of the Corporation on the exchange on which the common stock of the Corporation is listed (the “Closing Price”) equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) (the “Threshold Price”) for 20 out of any 30 consecutive Trading Days commencing at least 150 days after the Closing Date, including the last day of such 30 Trading Day period (any such 30 Trading Day period during which such condition is satisfied, the “Measurement Period”), then the Lock-up Holder’s Lock-up Shares (including all outstanding shares and equity awards, determined as if, with respect to any Manscaped Equity Award Shares that can be net settled, such Manscaped Equity Award Shares are cash settled, and rounded down to the nearest whole share) that are subject to the Lock-up Period, will be automatically released from such restrictions (an “Early Lock-up Expiration”) immediately prior to the opening of trading on the exchange on which the common stock of the Corporation is listed on the second Trading Day following the end of the Measurement Period (an “Early Lock-up Expiration Date”);

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(e)         Notwithstanding the provisions of Section 7.11(d), if, at the time of any Early Lock-up Expiration Date, the Corporation is in a Blackout Period, the actual date of such Early Lock-up Expiration shall be delayed (the “Early Lock-up Expiration Extension”) until immediately prior to the opening of trading on the second Trading Day (the “Extension Expiration Date”) following the first date (such first date, the “Extension Expiration Measurement Date”) that (i) the Corporation is no longer in a Blackout Period under its insider trading policy and (ii) the Closing Price on the Extension Expiration Measurement Date is at least greater than the Threshold Price; provided, further, that, in the case of any of an Early Lock-up Expiration or an Early Lock-up Expiration Extension, the Corporation shall announce through a major news service or on a Current Report on Form 8-K the Early Lock-up Expiration and the Early Lock-up Expiration Date, or the Early Lock-up Expiration Extension and the Extension Expiration Date, as the case may be, at least one full Trading Day prior to the opening of trading on the Early Lock-up Expiration Date or the Extension Expiration Date, as applicable. For the avoidance of doubt, in the event that this Section 7.11(e) conflicts with the foregoing provisions, the Lock-up Holders will be entitled to the earliest release date for the maximum number of Lock-up Shares available.

(f)         Notwithstanding the other provisions set forth in this Section 7.11, the Board may, in its sole discretion, determine to waive, amend, or repeal the Lock-up obligations set forth herein. In the event that the Board releases or waives, in full or in part, any Lock-up Holder from the Lock-up restrictions described in this Section 7.11, then the same number of Lock-up Shares held by each Lock-up Holder as held by such released Lock-up Holder shall be immediately and fully released on the same terms from the applicable prohibition(s) set forth in this Section 7.11. The foregoing provision will not apply if (i) the release or waiver is granted to a holder of common stock of the Corporation in connection with a follow-on public offering of common stock of the Corporation pursuant to a registration statement filed with the U.S. Securities and Exchange Commission, whether or not such offering or sale is wholly or partially a secondary offering of the common stock of the Corporation, and, with respect to another Lock-up Holder, such Lock-up Holder, only to the extent such Lock-up Holder has a contractual right to demand or require the registration of such Lock-up Holder’s common stock of the Corporation or “piggyback” on a registration statement filed by the Corporation for the offer and sale of its common stock of the Corporation, has been given an opportunity to participate on a basis consistent with such contractual rights in such follow-on offering, (ii)(a) the release or waiver is effected solely to permit a transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same restrictions described in this Section 7.11 to the extent and for the duration that such terms remain in effect at the time of the transfer, (iii) the aggregate number of Lock-up Shares affected by such releases or waivers (whether in one or multiple releases or waivers) with respect to any particular beneficial or record holder of Lock-up Shares is less than or equal to 1% of the total number of outstanding shares of common stock of the Corporation then-outstanding (on a fully-diluted basis, calculated as of the date of such release or waiver) or (iv) the Corporation determines in its sole discretion that a release or waiver should be granted to a record or beneficial holder of Lock-up Shares due to circumstances of emergency or hardship.

(g)        For purposes of this Section 7.11:

(i)         the term “Blackout Period” means a broadly applicable and regularly scheduled period during which trading in the Corporation’s securities would not be permitted under the Corporation’s insider trading policy;

(ii)        the term “Lock-up Period” means the period beginning on the Closing Date and ending on the date that is the earliest of (i) 365 days after the Closing Date, (ii) the closing of a merger, liquidation, stock exchange, reorganization or other similar transaction after the Closing Date that results in all of the public stockholders of the Corporation having the right to exchange their shares of common stock of the Corporation for cash securities or other property and (iii) the day after the date on which the closing price of the common stock of the Corporation equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 Trading Days within any 30-Trading Day period commencing at least 150 days after the Closing Date;

(iii)       the term “Lock-up Shares” means any shares of common stock of the Corporation held by a Lock-up Holder immediately after the effective time of the Business Combination, any shares of common stock of the Corporation issuable upon the exercise of options to purchase shares of common stock of the Corporation held by a Lock-up Holder immediately after the effective time of the Business Combination, or any securities convertible into or exercisable or exchangeable for common stock of the Corporation held by a Lock-up Holder immediately after the effective time of the Business Combination; provided, that, for clarity, the following shall

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not be considered Lock-up Shares: (A) shares of common stock or other securities of the Corporation acquired as part of the PIPE Investment (as defined in the Business Combination Agreement) or issued in exchange for, or on conversion or exercise of, any securities issued as part of the PIPE Investment or (B) common stock or other securities convertible into or exercisable or exchangeable for common stock of the Corporation acquired in open market transactions after the closing of the Business Combination, provided that no such transaction is required to be, or is, publicly announced (whether on Form 4, Form 5 or otherwise, other than a required filing on Schedule 13F, 13G or 13G/A);

(iv)       the term “Permitted Transferees” means, prior to the expiration of the Lock-up Period, any person or entity to whom such Lock-up Holder is permitted to transfer such shares of common stock prior to the expiration of the Lock-up Period pursuant to Section 7.11(b);

(v)        the term “Trading Day” is a day on which the Nasdaq Stock Market or New York Stock Exchange is open for the buying and selling of securities; and

(vi)       the term “Transfer” means, with respect to any securities, to (A) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise or (C) publicly announce any intention to effect any transaction specified in clauses (A) or (B).

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Annex J

MANSCAPED HOLDINGS, LLC
2022 MANAGEMENT INCENTIVE PLAN

Section 1.    Purpose. The purpose of the Manscaped Holdings, LLC 2022 Management Incentive Plan (as amended from time to time, the “Plan”) is to motivate and reward the Participants to perform at the highest level and contribute significantly to the success of Manscaped Holdings, LLC, a Delaware limited liability company (the “Company”), thereby furthering the best interests of the Company and its Members and Affiliates.

The Plan only permits the grant of LTIP Units to the Participants in the amounts and pursuant to the terms set forth in Exhibit A and Exhibit B.

Section 2.    Definitions. As used in the Plan, the following terms shall have the meanings set forth below. Capitalized terms used and not defined herein shall have the meaning set forth in the LLC Agreement.

(a)     “Affiliate” means any entity that, directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Company.

(b)     “Applicable Law” has the meaning ascribed to such term in the LLC Agreement.

(c)     “Award” means any award of LTIP Units granted under the Plan.

(d)     “Award Agreement” means any agreement, contract or other instrument or document (including in electronic form) evidencing any Award granted under the Plan, which may, but need not, be executed or acknowledged by a Participant.

(e)     “Beneficiary” means a Person entitled to receive payments or other benefits or exercise rights that are available under the Plan in the event of a Participant’s death. If no such Person can be named or is named by a Participant, or if no Beneficiary designated by a Participant is eligible to receive payments or other benefits or exercise rights that are available under the Plan at a Participant’s death, such Participant’s Beneficiary shall be such Participant’s estate.

(f)      “Board” means the Board of Managers of the Company.

(g)     “Cause” is as defined in the Participant’s Service Agreement.

(h)     “Change of Control” has the meaning ascribed to such term in the LLC Agreement.

(i)      “Closing Date” means the date of the closing of the transactions described in that certain Business Combination Agreement by and among the Company, Bright Lights Acquisition Corp., ParentCo, Manscaped Intermediate Holdings, Inc., Mower Merger Sub Corp. and Mower Merger Sub 2, LLC, dated as of November 22, 2021.

(j)      “Code” means the Internal Revenue Code of 1986, as amended from time to time, and the rules, regulations and guidance thereunder. Any reference to a provision in the Code shall include any successor provision thereto.

(k)     “Committee” means the compensation committee of the Board unless another committee is designated by the Board. If there is no compensation committee of the Board and the Board does not designate another committee, references herein to the “Committee” shall refer to the Board.

(l)      “Consultant” means any individual, including an advisor, who is providing bona fide services to the Company or any Subsidiary or Affiliate or who has accepted an offer of service or consultancy from the Company or any Subsidiary or Affiliate; provided that any such person may not receive any payment or exercise any right relating to an Award until such person has commenced service with the Company or its Subsidiaries or Affiliates. For purposes of the Plan, in the case of a Consultant, references to employment shall be deemed to refer to such Consultant’s service in such capacity, but in no event shall the Plan or any action taken hereunder be construed to create an employer-employee relationship between any such Consultant and the Company or of any of its Subsidiaries or Affiliates.

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(m)    “Director” means any member of the Board.

(n)     “Disability” means, with respect to a Participant, such Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months, as provided in Section 22(e)(3) of the Code, and will be determined by the Committee on the basis of such medical evidence as the Committee deems warranted under the circumstances.

(o)     “Effective Date” means the Closing Date.

(p)     “Employee” means any individual, including any officer, employed by the Company or any Subsidiary or Affiliate or any prospective employee or officer who has accepted an offer of employment from the Company or any Subsidiary or Affiliate, with the status of employment determined based upon such factors as are deemed appropriate by the Committee in its discretion, subject to any requirements of the Code or Applicable Law; provided that any such person may not receive any payment or exercise any right relating to an Award until such person has commenced employment or service with the Company or its Subsidiaries or Affiliates. An employee on an approved leave of absence (including maternity leave) shall be considered as still in the employment of the Company or its Subsidiaries or Affiliates for purposes of eligibility for participation in the Plan.

(q)     “LLC Agreement” means the Third Amended and Restated Limited Liability Company Operating Agreement of the Company, dated as of [•], as amended, supplemented or modified from time to time in accordance with its terms.

(r)      “LTIP Units” has the meaning ascribed to such term in the LLC Agreement.

(s)      “ParentCo” means Bright Lights Parent Corp., a Delaware corporation.

(t)      “Participant” means the recipient of an Award granted under the Plan.

(u)      “Performance Goal” means the Market Capitalization Milestones set forth in Exhibit A and Exhibit B.

(v)     “Performance Period” means the period beginning on (and including) the grant date of an Award and ending on (and including) the ten-year anniversary of such grant date.

(w)    “Person” has the meaning ascribed to such term in the LLC Agreement.

(x)     “Service Agreement” means any employment, severance, consulting or similar agreement between the Company or any of its Affiliates and a Participant.

(y)     “Share” means a share of ParentCo’s Class A common stock, $0.0001 par value.

(z)     “Subsidiary” means an entity of which the Company directly or indirectly holds all or a majority of the value of the outstanding equity interests of such entity or a majority of the voting power with respect to the voting securities of such entity. Whether employment by or service with a Subsidiary is included within the scope of the Plan shall be determined by the Committee.

(aa)    “Termination of Service” means, cessation of the employment relationship such that the Participant is no longer an employee of the Company or any Subsidiary; provided, however, the transfer of employment from the Company to a Subsidiary, from a Subsidiary to the Company, from one Subsidiary to another Subsidiary or, unless otherwise provided for in an Award Agreement or the Committee determines otherwise, the cessation of employee status but the continuation of the performance of services for the Company or a Subsidiary as a Director or Consultant shall not be deemed a cessation of service that would constitute a Termination of Service; provided, further, that a Termination of Service shall be deemed to occur for a Participant employed by, or performing services for, a Subsidiary when such Subsidiary ceases to be a Subsidiary unless such Participant’s employment or service continues with the Company or another Subsidiary. Notwithstanding the foregoing, with respect to any Award subject to Section 409A of the Code (and not exempt therefrom), a Termination of Service occurs when a Participant experiences a “separation of service” (as such term is defined under Section 409A of the Code).

Section 3.    Eligibility. Only the Participants are eligible to receive an Award under the Plan, to the extent that an offer or receipt of an Award is permitted by Applicable Law.

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Section 4.    Administration.

(a)     Administration of the Plan. The Plan shall be administered by the Committee. All decisions of the Committee shall be final, conclusive and binding upon all parties, including the Company, its Members, Participants and any Beneficiaries thereof. The Committee may issue rules and regulations for administration of the Plan.

(b)     Delegation of Authority. To the extent permitted by Applicable Law and the LLC Agreement, the Committee may delegate to one or more officers or managers of the Company some or all of its authority under the Plan, including the authority to grant Awards.

(c)     Authority of Committee. Subject to the terms of the Plan and Applicable Law, the Committee (or its delegate) shall have full discretion and authority to: (i) grant Awards to the Participants in the amounts and pursuant to the terms set forth in Exhibit A and Exhibit B; (ii) approve forms of Award Agreements for use under the Plan provided such forms of Award Agreements are consistent with the terms of the Plan; (iii) determine whether, to what extent, under what circumstances and by which methods Awards may be settled in cash, Units, Shares, other Awards, other property, net settlement, or any combination thereof, or canceled, forfeited or suspended; (iv) determine whether, to what extent and under what circumstances cash, Units, Shares, other Awards, other property and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or of the Committee; (v) amend terms or conditions of any outstanding Awards; (vi) correct any defect, supply any omission and reconcile any inconsistency in the Plan or any Award, in the manner and to the extent it shall deem desirable to carry the Plan into effect; (vii) interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan; (viii) establish, amend, suspend or waive such rules and regulations and appoint such agents, trustees, brokers, depositories and advisors and determine such terms of their engagement as it shall deem appropriate for the proper administration of the Plan and due compliance with Applicable Law; and (ix) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan and due compliance with Applicable Law. Notwithstanding anything to the contrary contained herein, the Board may, in its sole discretion, at any time and from time to time, administer the Plan. In any such case, the Board shall have all of the authority and responsibility granted to the Committee herein.

(d)     Administration of Awards Subject to Performance Goals. The Committee shall determine and approve the extent to which such Performance Goals have been timely achieved and the extent to which the LTIP Units subject to such Award have thereby been vested.

Section 5.    LTIP Units Available for Awards.

(a)     Subject to adjustment as provided in Section 5(b), the maximum aggregate number of LTIP Units available for issuance under the Plan shall be [•] LTIP Units.1 Notwithstanding anything to the contrary contained herein, LTIP Units withheld by the Company in satisfaction of applicable withholding taxes shall not again become available for issuance under the Plan.

(b)     In the event that the Committee determines that, as a result of any dividend or other distribution (other than an ordinary dividend or distribution), recapitalization, Unit split, reverse Unit split, reorganization, merger, amalgamation, consolidation, separation, rights offering, split-up, spin-off, combination, or other similar transaction or event affecting the Units, or of changes in Applicable Law, an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Committee shall, subject to Section 14 and Applicable Law, adjust equitably so as to ensure no undue enrichment or harm (including by payment of cash), any or all of:

(i)     the number and type of LTIP Units (or other securities) which thereafter may be made the subject of Awards, including the aggregate limit specified in Section 5(a);

(ii)    the number and type of LTIP Units (or other securities) subject to outstanding Awards;

(iii)   the grant, acquisition, exercise or hurdle price with respect to any Award or, if deemed appropriate, the provision for a cash payment to the holder of an outstanding Award; and

____________

1        The number will be equal to 14.9% of the post-Transaction outstanding common shares of ParentCo as of the closing.

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(iv)   the terms and conditions of any outstanding Awards, including the performance criteria of any Awards;

provided, however, that the number of LTIP Units subject to any Award denominated in LTIP Units shall always be a whole number.

Section 6.    LTIP Units. The Committee is authorized to grant Awards under the Plan in the form of LTIP Units to the Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine:

(a)     The LTIP Units will be granted to the Participants on the Closing Date, subject to their employment with the Company on such date.

(b)     The Award Agreement shall specify the vesting schedule and the delivery schedule as set forth in Exhibit A or Exhibit B, as applicable.

(c)     Awards of LTIP Units shall be subject to such restrictions as the Committee may impose, which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Committee may deem appropriate.

(d)     LTIP Units awarded under the Plan may be (1) convertible, exchangeable or redeemable for other Units or Shares, or (2) valued by reference to the book value, fair value or performance of the Company.

(e)     Awards of LTIP Units are intended to qualify as “profits interests” within the meaning of IRS Revenue Procedure 93-27, as clarified by IRS Revenue Procedure 2001-43, with respect to a Participant in the Plan who is rendering services to or for the benefit of the Company, including its Subsidiaries.

(f)      The Award Agreement may provide that the recipient of LTIP Units shall be entitled to receive, currently or on a deferred or contingent basis, dividends or dividend equivalents or other distributions from the Company prior to vesting (whether based on a period of time or based on attainment of specified performance conditions), subject to the LLC Agreement.

(g)     Upon receipt of an Award, a Participant shall, automatically and without further action on his or her part, be deemed to be a party to, signatory of and bound by the LLC Agreement, and such Participant shall execute the LLC Agreement or a joinder thereto.

Section 7.    Effect of Termination of Service or a Change of Control on Awards.

(a)     The Committee may provide, by rule or regulation or in any applicable Award Agreement, or may determine in any individual case, the circumstances in which, and the extent to which, an Award may be settled, vested, paid or forfeited in the event of a Participant’s Termination of Service prior to the end of the Performance Period or vesting, or settlement of such Award.

(b)     Subject to the last sentence of Section 2(cc), the Committee may determine, in its discretion, whether, and the extent to which, (i) an Award will vest during a leave of absence, (ii) a reduction in service level (for example, from full-time to part-time employment) will cause a reduction, or other change, to an Award and (iii) a leave of absence or reduction in service will be deemed a Termination of Service.

(c)     In the event of a Change of Control, the Committee may, in its sole discretion, and on such terms and conditions as it deems appropriate, take any one or more of the following actions with respect to any outstanding Award, which need not be uniform with respect to all Participants and/or Awards:

(i)     continuation or assumption of such Award by the Company (if it is the surviving entity) or by the successor or surviving entity or its parent;

(ii)    substitution or replacement of such Award by the successor or surviving entity or its parent with cash, securities, rights or other property to be paid or issued, as the case may be, by the

Annex J-4

successor or surviving entity (or a parent or subsidiary thereof), with substantially the same terms and value as such Award (including any applicable performance targets or criteria with respect thereto);

(iii)   acceleration of the vesting of such Award and the lapse of any restrictions thereon, in each case, either (A) immediately prior to or as of the date of the Change of Control, (B) upon a Participant’s involuntary Termination of Service (including upon a termination of the Participant’s employment by the Company (or a successor entity or its parent) without Cause, by a Participant for “good reason” and/or due to a Participant’s death or “disability”, as such terms may be defined in the applicable Award Agreement and/or a Participant’s Service Agreement, as the case may be) on or within a specified period following the Change of Control or (C) upon the failure of the successor or surviving entity (or its parent) to continue or assume such Award;

(iv)    in the case of an Award subject to Performance Goals, determination of the level of attainment of such Performance Goals and the extent to which the LTIP Units subject to such Award have thereby been vested; and

(v)    cancellation of such Award in consideration of a payment, with the form, amount and timing of such payment determined by the Committee in its sole discretion, subject to the following: (A) such payment shall be made in cash, securities, rights and/or other property; (B) the amount of such payment shall equal the value of such Award, as determined by the Committee in its sole discretion; and (C) such payment shall be made promptly following such Change of Control or on a specified date or dates following such Change of Control; provided that the timing of such payment shall comply with Section 409A of the Code.

Section 8.    General Provisions Applicable to Awards.

(a)     Awards shall be granted for future and/or past services to, or for the benefit of, the Company.

(b)     Awards may, in the discretion of the Committee, be granted either alone or in addition to or in tandem with any other Award or any award granted under any other plan of the Company. Awards granted in addition to or in tandem with other Awards, or in addition to or in tandem with awards granted under any other plan of the Company, may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

(c)     Subject to the terms of the Plan and the LLC Agreement, payments or transfers to be made by the Company upon the grant or settlement of an Award may be made in the form of cash, Units, Shares, other Awards, other property, net settlement, or any combination thereof, as determined by the Committee in its discretion at the time of grant, and may be made in a single payment or transfer, in installments or on a deferred basis, in each case in accordance with rules and procedures established by the Committee. Such rules and procedures may include provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of dividend equivalents in respect of installment or deferred payments.

(d)     Except as may be permitted by the Committee or as specifically provided in an Award Agreement, (i) no Award and no right under any Award shall be assignable, alienable, saleable or transferable by a Participant other than by will or pursuant to Section 8(e) and (ii) during a Participant’s lifetime, each Award, and each right under any Award, shall be exercisable only by such Participant or, if permissible under Applicable Law, by such Participant’s guardian or legal representative. The provisions of this Section 8(d) shall not apply to any Award that has been fully settled, and shall not preclude forfeiture of an Award in accordance with the terms thereof.

(e)     A Participant may designate a Beneficiary or change a previous Beneficiary designation only at such times as prescribed by the Committee, in its sole discretion, and only by using forms and following procedures approved or accepted by the Committee for that purpose.

(f)      The Company will not be obligated to convert any LTIP Unit into an LLC Unit or remove restrictions from LTIP Units until (i) all Award conditions have been met or removed to the Committee’s satisfaction, and (ii) all conditions set forth in the LLC Agreement have been satisfied as determined by the Committee.

Annex J-5

(g)     The Committee may impose restrictions on any Award with respect to non-competition, non-solicitation, confidentiality and other restrictive covenants as it deems necessary or appropriate in its sole discretion, which such restrictions may be set forth in any applicable Award Agreement or otherwise.

Section 9.    Amendments and Terminations.

(a)     Amendment or Termination of the Plan. Except to the extent prohibited by Applicable Law and unless otherwise expressly provided in an Award Agreement or in the Plan, the Board may amend, alter, suspend, discontinue or terminate the Plan or any portion thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without, subject to Section 5(b) and Section 7, the consent of the affected Participant, if such action would materially adversely affect the rights of such Participant under any outstanding Award, except (i) to the extent any such amendment, alteration, suspension, discontinuance or termination is made to cause the Plan to comply with Applicable Law or (ii) to impose any recoupment provisions on any Awards (including any amounts or benefits arising from such Awards) in accordance with Section 13. Notwithstanding anything to the contrary in the Plan, the Committee may amend the Plan, or create sub-plans, in such manner as may be necessary or desirable to enable the Plan to achieve its stated purposes in any jurisdiction in a tax-efficient manner and in compliance with local rules and regulations.

(b)     Terms of Awards. The Committee may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue or terminate any Award theretofore granted (including by substituting another Award of the same or a different type), prospectively or retroactively, without the consent of any relevant Participant or holder or Beneficiary of an Award; provided, however, that, subject to Section 5(b) and Section 7, no such action shall materially adversely affect the rights of any affected Participant or holder or Beneficiary under any Award theretofore granted under the Plan, except (x) to the extent any such action is made to cause the Plan or Award to comply with Applicable Law, or (y) to impose any recoupment provisions on any Awards (including any amounts or benefits arising from such Awards) in accordance with Section 13. The Committee shall be authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of events (including the events described in Section 5(b)) affecting the Company, or the financial statements of the Company, or of changes in Applicable Law, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

Section 10.    Miscellaneous.

(a)     No Employee or other Person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of employees, Participants or holders or Beneficiaries of Awards under the Plan. The terms and conditions of Awards need not be the same with respect to each recipient. Any Award granted under the Plan shall be a one-time Award that does not constitute a promise of future grants. The Company, in its sole discretion, maintains the right to make available future grants under the Plan.

(b)     The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of, or to continue to provide services to, the Company or any Affiliate. Further, the Company or any applicable Affiliate may at any time dismiss a Participant, free from any liability, or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement or in any other agreement binding on the parties. The receipt of any Award under the Plan is not intended to confer any rights on the receiving Participant except as set forth in the applicable Award Agreement.

(c)     In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company and any Affiliates is reduced (for example, and without limitation, if the Participant is an employee of the Company and the Employee has a change in status from a full-time employee to a part-time employee (or serves as a Consultant or Director) or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board may determine, to the extent permitted by Applicable Law, to (i) make a corresponding reduction in the number of LTIP Units or cash amount subject to any portion of such Award that is scheduled to vest after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.
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(d)     As a condition to accepting an Award under the Plan, the Participant agrees to execute any additional documents or instruments necessary or desirable, as determined in the Committee’s sole discretion, to carry out the purposes or intent of the Award, or facilitate compliance with securities and/or other regulatory requirements, in each case at the Committee’s request.

(e)     Nothing contained in the Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other or additional compensation arrangements, including the grant of options and other stock-based awards, and such arrangements may be either generally applicable or applicable only in specific cases.

(f)      The Company shall be entitled to require payment in cash, or deduction from (i) any compensation payable under an Award or otherwise payable by the Company to each Participant, or (ii) other property of each Participant, of any sums required by federal, state or local tax law to be withheld with respect to the issuance, vesting, transfer, sale or payment on account of any Award.

(g)     If any provision of the Plan or any Award Agreement is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction, or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to Applicable Law, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award Agreement, such provision shall be stricken as to such jurisdiction, Person or Award, and the remainder of the Plan and any such Award Agreement shall remain in full force and effect.

(h)     Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company.

(i)      Any reference herein or in an Award Agreement to a “written” agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Participant has access). By accepting any Award the Participant consents to receive documents by electronic delivery and to participate in the Plan through any on-line electronic system established and maintained by the Committee’s or another third party selected by the Committee.

(j)      No fractional LTIP Units shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash or other securities shall be paid or transferred in lieu of any fractional LTIP Units, or whether such fractional LTIP Units or any rights thereto shall be canceled, terminated or otherwise eliminated.

(k)     Awards may be granted to Participants who are non-United States nationals or employed or providing services outside the United States, or both, on such terms and conditions different from those applicable to Awards to Participants who are employed or providing services in the United States as may, in the judgment of the Committee, be necessary or desirable to recognize differences in local law, tax policy or custom. The Committee also may impose conditions on the vesting of Awards in order to minimize the Company’s obligation with respect to tax equalization for Participants on assignments outside their home country.

Section 11.    Effective Date of the Plan. The Plan shall be effective as of the Effective Date.

Section 12.    Term of the Plan. No Award shall be granted under the Plan after the earliest to occur of (i) the 10-year anniversary of the Effective Date; (ii) the maximum number of LTIP Units available for issuance under the Plan have been issued; or (iii) the Board terminates the Plan in accordance with Section 9(a). However, unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such date, and the authority of the Committee to amend, alter, adjust, suspend, discontinue or terminate any such Award, or to waive any conditions or rights under any such Award, and the authority of the Board to amend the Plan, shall extend beyond such date.

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Section 13.    Cancellation of Awards.

(a)     The Committee may specify in an Award Agreement that a Participant’s rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include a Termination of Service with or without Cause (and, in the case of any Cause that is resulting from an indictment or other non-final determination, the Committee may provide for such Award to be held in escrow or abeyance until a final resolution of the matters related to such event occurs, at which time the Award shall either be reduced, cancelled or forfeited (as provided in such Award Agreement) or remain in effect, depending on the outcome), violation of material policies, breach of non-competition, non-solicitation, confidentiality or other restrictive covenants that may apply to the Participant, or other conduct by the Participant that is detrimental to the business or reputation of the Company and/or its Affiliates.

Section 14.    Section 409A of the Code. It is intended that the Plan and the Awards be exempt from Section 409A of the Code; provided, however, to the extent Awards are subject to Section 409A of the Code, the Plan is intended to comply with the requirements of Section 409A of the Code, and the provisions of the Plan and any Award Agreement shall be interpreted in a manner that satisfies the requirements of Section 409A of the Code, and the Plan shall be operated accordingly. If any provision of the Plan or any term or condition of any Award would otherwise frustrate or conflict with this intent, the provision, term or condition shall be interpreted and deemed amended so as to avoid this conflict. Notwithstanding anything in the Plan to the contrary, if the Board considers a Participant to be a “specified employee” under Section 409A of the Code at the time of such Participant’s “separation from service” (as defined in Section 409A of the Code), and any amount hereunder is “deferred compensation” subject to Section 409A of the Code, any distribution of such amount that otherwise would be made to such Participant with respect to an Award as a result of such “separation from service” shall not be made until the date that is six months after such “separation from service,” except to the extent that earlier distribution would not result in such Participant’s incurring interest or additional tax under Section 409A of the Code. If an Award includes a “series of installment payments” (within the meaning of Section 1.409A-2(b)(2)(iii) of the Treasury Regulations), a Participant’s right to such series of installment payments shall be treated as a right to a series of separate payments and not as a right to a single payment, and if an Award includes “dividend equivalents” (within the meaning of Section 1.409A-3(e) of the Treasury Regulations), a Participant’s right to such dividend equivalents shall be treated separately from the right to other amounts under the Award. Notwithstanding the foregoing, the tax treatment of the benefits provided under the Plan or any Award Agreement is not warranted or guaranteed, and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by a Participant on account of non-compliance with Section 409A of the Code.

Section 15.    Successors and Assigns. The terms of the Plan shall be binding upon and inure to the benefit of the Company and any successor entity, including any successor entity contemplated by Section 7(c).

Section 16.    Data Protection. By participating in the Plan, the Participant hereby acknowledges the collection, use, disclosure and processing of personal information provided by the Participant to the Company or any Affiliate, trustee or third party service provider, such as name, account information, social security number, tax number and contact information, for the Company’s legitimate business purposes and as necessary for all purposes relating to the operation and performance of the Plan. These include, but are not limited to:

(a)     administering and maintaining Participant records;

(b)     providing the services described in the Plan;

(c)     providing information to future purchasers or merger partners of the Company or any Affiliate, or the business in which such Participant works; and

(d)     responding to public authorities, court orders and legal investigations, as applicable.

The Company may share a Participant’s personal data with (i) Affiliates, (ii) trustees of any employee benefit trust, (iii) registrars, (iv) brokers, (v) third party administrators of the Plan, (vi) third party service providers acting on the Company’s behalf to provide the services described above or (vii) regulators and others, as required by law.

If necessary, the Company may transfer a Participant’s personal data to any of the parties mentioned above in any country or territory that may not provide the same protection for the information as a Participant’s home country.

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Any transfer of a Participant’s personal data from the E.U. to a third country is subject to appropriate safeguards in the form of EU standard contractual clauses (according to decisions 2001/497/EC, 2004/915/EC, 2010/87/EU) or applicable derogations provided for under Applicable Law. Further information on those safeguards or derogations can be obtained through the contact listed below.

The Company will keep personal information for as long as necessary to operate the Plan or as necessary to comply with any legal or regulatory requirements.

A Participant has a right to (i) request access to and rectification or erasure of the personal data provided, (ii) request the restriction of the processing of his or her personal data, (iii) object to the processing of his or her personal data, (iv) receive the personal data provided to the Company and transmit such data to another party, and (v) to lodge a complaint with a supervisory authority.

Section 17.    Governing Law. The Plan and each Award Agreement shall be governed by the laws of the State of Delaware, without application of the conflicts of law principles thereof.

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Exhibit A

CEO LTIP Unit Award Summary

Participant	• Anh Hao “Paul” Tran
Award Type	• Performance-vesting LTIP Units in Manscaped Holdings, LLC (LTIP Units)
Grant Amount

•        An amount of LTIP Units equivalent to 12.5% of the post-Transaction outstanding common shares of ParentCo (on a fully diluted and as converted basis and inclusive of the shares reserved under the Manscaped Holdings, Inc. 2022 Omnibus Incentive Plan) as of the Closing (as defined in the Business Combination Agreement)

Grant Date

•        As soon as reasonably practicable following the closing of the Transaction, by and among Manscaped Holdings, LLC, Bright Lights Acquisition Corp., ParentCo, Intermediate Holdco, Merger Sub Corp and Merger Sub LLC

Performance Criteria	• Award split into 25 equal tranches requiring achievement of the following Market Capitalization Milestones:
Tranche	Market Cap	LTIP Units Earned
1	$2,000,000,000	0.50%
2	$2,500,000,000	0.50%
3	$3,000,000,000	0.50%
4	$3,500,000,000	0.50%
5	$4,000,000,000	0.50%
6	$4,500,000,000	0.50%
7	$5,000,000,000	0.50%
8	$5,500,000,000	0.50%
9	$6,000,000,000	0.50%
10	$6,500,000,000	0.50%
11	$7,000,000,000	0.50%
12	$7,500,000,000	0.50%
13	$8,000,000,000	0.50%
14	$9,000,000,000	0.50%
15	$10,000,000,000	0.50%
16	$11,000,000,000	0.50%
17	$12,000,000,000	0.50%
18	$13,000,000,000	0.50%
19	$14,000,000,000	0.50%
20	$15,000,000,000	0.50%
21	$16,000,000,000	0.50%
22	$17,000,000,000	0.50%
23	$18,000,000,000	0.50%
24	$19,000,000,000	0.50%
25	$20,000,000,000	0.50%

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•        Performance is measured using the 90-trading day average closing price

•        Other than with respect to a COC, market capitalization milestones can be earned beginning one year after the grant date and up to 10-years after the grant date

Service Vesting

•        Minimum 4-year total vest

•        Tranches earned prior to the 3rd anniversary of the grant date vest 1/2 on each of the 3rd and 4th anniversaries of the grant date

•         Tranches earned after the 3rd anniversary vest 1/3 upon achievement of the applicable market capitalization milestone and 1/3 on each of the next two anniversaries of the grant date that follow the date the particular market capitalization milestone is achieved (with full vesting of any earned, but unvested tranches on the 10th anniversary of the grant date).

Dividend Equivalents	• Governed by the LLC Agreement
Tax Withholding	• Governed by the LLC Agreement
Definition of Service	• Must be Chief Executive Officer or Executive Chairman
Termination and COC Treatment

Involuntary Termination Without Cause or Voluntary With Good Reason (No COC)

•        Unearned LTIP Units are forfeited

•        Earned but unvested LTIP Units accelerate vesting

Voluntary Termination Without Good Reason (No COC)

•        Unearned LTIP Units are forfeited

•        Earned but unvested LTIP Units are forfeited

Change-In-Control (COC)

•        Combination with SPAC is not a COC

•        Number of LTIP Units earned shall be measured based on market capitalization milestone achievement using the COC closing price, with linear interpolation if COC closing price is between specific market capitalization milestones

•        Earned LTIP Units vest upon COC (single trigger)

Death/Disability

•        Unearned LTIP Units are forfeited

•        Earned but unvested LTIP Units accelerate vesting

Termination for Cause

•        Unearned and unvested LTIP Units are forfeited

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Exhibit B

President LTIP Unit Award Summary

Participant	• Kevin Datoo
Award Type	• Performance-vesting LTIP Units in Manscaped Holdings, LLC (LTIP Units)
Grant Amount

•        An amount of LTIP Units equivalent to 2.4% of the post-Transaction outstanding common shares of ParentCo (on a fully diluted and as converted basis and inclusive of the shares reserved under the Manscaped Holdings, Inc. 2022 Omnibus Incentive Plan) as of the Closing (as defined in the Business Combination Agreement)

Grant Date

•        As soon as reasonably practicable following the closing of the Transaction, by and among Manscaped Holdings, LLC, Bright Lights Acquisition Corp., ParentCo, Intermediate Holdco, Merger Sub Corp and Merger Sub LLC

Performance Criteria	• Award split into twelve tranches requiring achievement of the following Market Capitalization Milestones:
Tranche	Market Cap	LTIP Units Earned
1	$2,000,000,000	0.20%
2	$2,500,000,000	0.20%
3	$3,000,000,000	0.20%
4	$3,500,000,000	0.20%
5	$4,000,000,000	0.20%
6	$4,500,000,000	0.20%
7	$5,000,000,000	0.20%
8	$5,500,000,000	0.20%
9	$6,000,000,000	0.20%
10	$6,500,000,000	0.20%
11	$7,000,000,000	0.20%
12	$7,500,000,000	0.20%

•        Performance is measured using the 90-trading day average closing price

•        Other than with respect to a COC, market capitalization milestones can be earned beginning one year after the grant date and up to 10-years after the grant date

Service Vesting

•        Minimum 7-year total vest:

•        Tranches earned prior to the 5th anniversary of the grant date vest 1/3 on each of the 5th, 6th, and 7th anniversaries of the grant date

•         Tranches earned after the 5th anniversary vest 1/3 upon achievement of the applicable market capitalization milestone and 1/3 on each of the next two anniversaries of the grant date that follow the date the particular market capitalization milestone is achieved (with full vesting of any earned, but unvested tranches on the 10th anniversary of the grant date)

Dividend Equivalents	• Governed by the LLC Agreement
Tax Withholding	• Governed by the LLC Agreement
Termination and COC Treatment	Involuntary Termination Without Cause or Voluntary With Good Reason (No COC) • Unearned LTIP Units are forfeited • Earned but unvested LTIP Units accelerate vesting

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Voluntary Termination Without Good Reason (No COC)

•        Unearned LTIP Units are forfeited

•        Earned but unvested LTIP Units are forfeited

Change-In-Control (COC)

•        Combination with SPAC is not a COC

•        Number of LTIP Units earned shall be measured based on market capitalization milestone achievement using the COC closing price, with linear interpolation if COC closing price is between specific market capitalization milestones

•        Earned LTIP Units vest upon COC (single trigger)

Death/Disability

•        Unearned LTIP Units are forfeited

•        Earned but unvested LTIP Units accelerate vesting

Termination for Cause

•        Unearned and unvested LTIP Units are forfeited

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LTIP UNIT AWARD AGREEMENT
UNDER THE
MANSCAPED HOLDINGS, LLC
2022 MANAGEMENT INCENTIVE PLAN

This Award Agreement (this “Agreement”), dated [•], 2022 (the “Date of Grant”), is by and between Manscaped Holdings, LLC, a Delaware limited liability company (the “Company”), and [•] (the “Participant”). Capitalized terms used and not otherwise defined in this Agreement shall have the meanings set forth for such terms in the Manscaped Holdings, LLC 2022 Management Incentive Plan (the “Plan”) or, if not defined therein, as set forth in Second Amended and Restated Limited Liability Company Operating Agreement of the Company, dated as of [•], 2022, as amended, supplemented or modified from time to time in accordance with its terms (the “LLC Agreement”).

RECITALS

WHEREAS, the Company adopted the Plan on [•], 2022;

WHEREAS, the Participant is employed by or otherwise provides services to the Company or a Subsidiary thereof;

WHEREAS, pursuant to the terms of the Plan, the Committee is authorized to grant to the Participant an award of LTIP Units; and

WHEREAS, the Committee has determined that it is in the best interests of the Company to award LTIP Units provided for herein to the Participant pursuant to the Plan and subject to the terms and conditions set forth herein.

NOW THEREFORE, in consideration of the mutual covenants hereinafter set forth, the parties hereto agree as follows:

Section 1.    Award of LTIP Units. Subject to the terms and conditions of this Agreement, the Plan and the LLC Agreement, the Company hereby grants to the Participant an award of [•] LTIP Units. This grant of LTIP Units is made in consideration of the services to be rendered by the Participant to the Company.

Section 2.    Vesting. The LTIP Units awarded hereby shall vest in accordance with Exhibit [•] of the Plan, subject to the following:

(a)     An LTIP Unit shall not be vested unless and until it satisfies both the performance criteria (“Performance Criteria”) and the service conditions (“Service Conditions”) described in Exhibit [•] of the Plan, as applicable to such LTIP Unit, as determined by the Committee in its sole discretion. An LTIP Unit for which the Performance Criteria have been satisfied but for which the Service Conditions have not been satisfied is referred herein as an “Earned But Unvested LTIP Unit,” and an LTIP Unit for which the Performance Criteria have not been satisfied is referred herein as an “Unearned LTIP Unit.”

(b)     Termination of Service.

(i)      Without Cause or With Good Reason. In the event of the Participant’s Termination of Service by the Company without Cause or by the Participant with Good Reason, any Unearned LTIP Units as of the date of such Termination of Service will be automatically forfeited for no consideration, and any Earned But Unvested LTIP Units as of the date of such Termination of Service will vest in full.

(ii)     Voluntary Without Good Reason. In the event of the Participant’s voluntary Termination of Service without Good Reason, any Unearned LTIP Units and any Earned But Unvested LTIP Units as of the date of such Termination of Service will be automatically forfeited for no consideration.

(iii)    Due to Death or Disability. In the event of the Participant’s Termination of Service due to death or Disability, any Unearned LTIP Units as of the date of such Termination of Service will be automatically forfeited for no consideration, and any Earned But Unvested LTIP Units as of the date of such Termination of Service will vest in full.

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(iv)    For Cause. In the event of the Participant’s Termination of Service by the Company for Cause, any Unearned LTIP Units and any Earned But Unvested LTIP Units as of the date of such Termination of Service will be automatically forfeited for no consideration.

(c)     Change of Control. In the event of a Change of Control, any Unearned LTIP Units that do not vest or become Earned But Unvested LTIP Units in connection with such Change of Control will be automatically forfeited without consideration, and any Earned But Unvested LTIP Units as of the date of such Change of Control will vest in full.

Section 3.    Conversion of LTIP Units Into LLC Units. Each LTIP Unit that vests will automatically convert into an LLC Unit pursuant to the LLC Agreement.

Section 4.    Rights as Holder of LTIP Units. The Participant shall be the record owner of the LTIP Units granted hereunder unless and until such LTIP Units are forfeited, repurchased or transferred pursuant to this Agreement, the Plan or the LLC Agreement, and as record owner shall be entitled to all rights of an Incentive Unit Member; provided that the LTIP Units shall be subject to the limitations on transfer and encumbrance set forth in this Agreement, the Plan and the LLC Agreement.

Section 5.    Representations of the Company. The Company hereby represents and warrants as follows:

(a)     Private Offering. No form of general solicitation or general advertising was used by the Company nor anyone acting on behalf of it or its Affiliates in connection with the offer or sale of the LTIP Units. The Company represents and agrees that neither it, nor anyone acting on behalf of it or its Affiliates, will offer or sell the LTIP Units or any other security so as to require the registration of the LTIP Units or any other security pursuant to the provisions of the Securities Act, or any applicable state securities or “blue sky” laws, unless such securities are so registered.

(b)     No Judgments. None of the Company or any of its predecessors or Affiliates have been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

(c)     Certain Securities Matters. The Company is not, and immediately after giving effect to the offering and sale of the LTIP Units will not be, an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the Securities and Exchange Commission thereunder.

Section 6.    Investment Intent; Other Representations of Participant.

(a)     Investment Intent. The Participant hereby represents and warrants that the LTIP Units must be held for investment purposes and are not being received with a view to distribution thereof, and covenants and agrees to make such other reasonable and customary representations as requested by the Company regarding matters relevant to compliance with applicable securities laws as are deemed necessary by counsel to the Company.

(b)     Other Representations. The Participant hereby represents and warrants to the Company as follows:

(i)      Access to Information. Because of the Participant’s business relationship with the Company or its Affiliates and with the management of the Company or its Affiliates, the Participant has had access to all material and relevant information concerning the Company and its Affiliates, thereby enabling the Participant to make an informed investment decision with respect to the Participant’s receipt of the LTIP Units, and all pertinent data and information requested by the Participant from the Company or its representatives concerning the business and financial condition of the Company, and the terms and conditions of this Agreement have been furnished to the Participant. The Participant acknowledges that the Participant has had the opportunity to ask questions of and receive answers and obtain additional information from the Company and its representatives concerning the present and proposed business and financial conditions of the Company.

(ii)     Financial Sophistication. The Participant has such knowledge and experience in financial and business matters that the Participant is capable of evaluating the merits and risks of the acceptance of the LTIP Units.

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(iii)    Understanding the Investment Risks. The Participant understands that:

(A)    The LTIP Units represent a highly speculative investment, and there can be no assurance as to the success of the Company in its business;

(B)    The LTIP Units cannot be transferred except in very limited circumstances in accordance with the provisions of this Agreement, the Plan and the LLC Agreement, and at present no market for the LTIP Units exists and it is not anticipated that a market for the LTIP Units will develop in the future;

(C)    The LTIP Units may be worthless; and

(D)    Ownership of the LTIP Units may result in taxable income to the Participant without a corresponding cash or in-kind distribution.

(iv)     Understanding of the Nature of the LTIP Units. The Participant understands and agrees that:

(A)    The LTIP Units will not be registered under the Securities Act, or any applicable state securities laws, and they are being issued in reliance upon certain exemptions contained in the Securities Act and applicable state securities laws, and the representations and warranties of the Participant contained herein are essential to any claim of exemption by the Company under the Securities Act and such state laws;

(B)    The LTIP Units are “restricted securities” as that term is defined in Rule 144 promulgated under the Securities Act;

(C)    The Participant may not sell, transfer, assign, pledge or otherwise dispose of or encumber the LTIP Units except as allowed under the provisions of this Agreement, the Plan or the LLC Agreement (which generally allow only transfers with the consent of the Board, which consent shall be withheld or granted in the sole discretion of the Board);

(D)    The Participant is aware of the conditions restricting the sale or transfer of the LTIP Units under this Agreement, the Plan, the LLC Agreement, the Securities Act and applicable state securities laws, and acknowledges that any certificates representing the LTIP Units issued to the Participant will contain a legend in respect of transfer restrictions, in substantially the following form:

“THE UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, AS AMENDED, RESTATED, SUPPLEMENTED AND/OR OTHERWISE MODIFIED FROM TIME TO TIME, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE UNITS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT.

THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS, AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.”

(E)    The Company may, from time to time, make “stop transfer” notations in its transfer record to ensure compliance with the Securities Act and any applicable state securities laws, and any additional restrictions imposed by state securities administrators;

(F)    Only the Company can register the LTIP Units under the Securities Act and applicable state securities laws, but it is not anticipated that the LTIP Units will be registered in any event;

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(G)    The Company has not made any representations to the Participant that the Company will register the LTIP Units under the Securities Act or any applicable state securities laws, or any representations with respect to compliance with any exemption therefrom; and

(H)    The Participant is aware that there is no assurance that there will be any initial public offering of Units or any other equity of the Company, and even in the event of any such offering, any capital stock which may be distributed by the Company to the Participant cannot be transferred without registration under the Securities Act and applicable state securities laws unless the Company receives an opinion of counsel acceptable to it (as to both counsel and the opinion) that such registration is not required.

(v)     No Commissions, Timing of Representations and Warranties, Additional Representations. The Participant acknowledges that:

(A)    Neither the Participant nor anyone acting on the Participant’s behalf has paid or will pay a commission or other remuneration to any person in connection with the acceptance of the LTIP Units; and

(B)    At the time and as a condition of delivery of documents evidencing the LTIP Units, the Participant will be deemed to have made all the representations and warranties contained in this Section 6 with respect to such LTIP Units and may be required to make other similar representations concerning investment intent as a condition of the delivery of such LTIP Units by the Company.

(vi)    No Reliance on the Company. In making his or her investment decision with respect to the receipt of the LTIP Units, the Participant has not relied upon the Company or any of its Affiliates, or any representative thereof for any advice of any sort, including, but not limited to tax or securities law advice.

(vii)   Private Offering. The Participant has not become aware of, and has not entered into this Agreement as a result of, any advertisement in printed media of general and regular paid circulation (or other printed public media), radio, television or telecommunications or other form of advertisement (including electronic display) with respect to the Company or the offering or the distribution of the LTIP Units.

(viii)  Tax Classifications and Consideration. The Participant understands and acknowledges that the Company is expected to file its income tax returns on the basis of being classified as a “partnership” for such tax purposes, and for so long as the Company is classified as a “partnership,” the receipt and ownership of the LTIP Units or other Membership Interest in the Company will cause the Company to treat Participant as having the status of a “partner” in the Company under applicable tax laws, which means Participant (as a “partner”) could be required to report a share of the Company’s or any of its Subsidiaries’ income, gain, profits, etc. on his or her individual tax returns, even though the Company may be unable to make any cash distributions to Participant to cover any tax of Participant attributable to such items. The Company, however, makes no warranties or representations to Participant with respect to the income tax consequences of the transactions contemplated by this Agreement, and Participant is in no manner relying on the Company or its representatives for an assessment of such tax consequences. Participant has been encouraged by the Company to consult with Participant’s own tax advisors concerning the tax consequences of the Award and the issuance, forfeiture, disposition and retention of the LTIP Units (including any elections relating thereto).

Section 7.    Transferability. Except for Transfers to the Company or as may otherwise be permitted in the LLC Agreement or the Plan, the Participant may Transfer, directly or indirectly, any LTIP Unit or any interest in any LTIP Unit only with the prior written consent of the Board, which consent shall be withheld or granted in the sole discretion of the Board. Any purported assignment, transfer or grant by the Participant, directly or indirectly, of any LTIP Unit or any interest in any LTIP Unit in contravention of the LLC Agreement, the Plan or this Agreement shall be entirely null and void.

Annex J-17

Section 8.    Profits Interest. The Participant understands and acknowledges that it is intended that the LTIP Units granted hereunder will be interests in the future profits of the Company satisfying the requirements for a partnership profits interest transferred in connection with the performance of services, as set forth in IRS Revenue Procedures 93-27 and 2001-43. The Board shall, if necessary, limit distributions and allocations of profits to the Participant so that such distributions and allocations do not exceed the available profits in respect of the Participant’s related profits interest.

Section 9.    Section 83(b) Election. The Participant, and if applicable the Participant’s spouse, are encouraged to execute and deliver to the Company and the Internal Revenue Service (the “IRS”) a timely, valid election under Section 83(b) of the Code (the “83(b) Election”). A sample of the form for making the 83(b) Election is attached as Exhibit A. The Participant understands that under Section 83 of the Code, regulations promulgated thereunder, and certain IRS administrative announcements, in the absence of an effective election under Section 83(b) of the Code, the excess of the fair market value of the LTIP Units on the date on which any forfeiture restrictions applicable to such LTIP Units lapse over the price paid for the LTIP Units (which price is $0) may be reportable as ordinary income at that time. For this purpose, the term “forfeiture restrictions” means the restrictions on transferability and the vesting conditions imposed under this Agreement. The Participant understands that (a) in making the 83(b) Election, the Participant may be taxed at the time the LTIP Units are acquired hereunder to the extent the fair market value of the LTIP Units exceeds the purchase price for such Units, and (b) in order to be effective, the 83(b) Election must be filed with the IRS within thirty (30) days after the Date of Grant. The Participant hereby acknowledges that (x) the foregoing description of the tax consequences of the 83(b) Election is not intended to be complete and, among other things, does not describe state, local or non-U.S. income and other tax consequences or all tax considerations that might be relevant to the Participant, (y) the Company has not provided, and is not hereby providing, the Participant with legal or tax advice regarding the LTIP Units or the 83(b) Election and has urged the Participant to consult the Participant’s own tax advisor with respect to the taxation consequences thereof, and (z) the Company has not advised the Participant to rely on any determination by it or its representatives as to the fair market value specified in the 83(b) Election and will have no liability to the Participant if the actual fair market value of the LTIP Units on the Date of Grant exceeds the amount specified in the 83(b) Election.

Section 10.    Becoming a Partner; Joinder. The Participant hereby (a) agrees and acknowledges that the Participant has received and read a copy of the LLC Agreement and (b) agrees that, if the Participant was not a Member of the Company under the LLC Agreement prior to the issuance of the LTIP Units awarded hereunder, then as a condition to the effectiveness of this Agreement, concurrent with the execution of this Agreement: (i) the Participant shall be required to execute and deliver a joinder to the LLC Agreement in substantially the form provided therein; and (ii) if applicable, Participant’s spouse shall be required to execute a spousal consent to the LLC Agreement, in substantially the form provided therein, at which time Participant shall become, effective as of the Date of Grant, a party to the LLC Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the LLC Agreement as though an original party thereto, and shall be deemed, and is hereby admitted as, a Member, for all purposes thereof and entitled to all the rights incidental thereto, consistent with the Plan and this Agreement.

Section 11.    LLC Agreement. Neither the adoption of the Plan nor the grant of any LTIP Units pursuant to this Agreement shall restrict in any way the adoption of any amendment to the LLC Agreement in accordance with its terms.

Section 12.    Notices. Any notice necessary under this Agreement shall be addressed to the Company at the principal executive office of the Company and to the Participant at the address appearing in the personnel records of the Company or one of its Affiliates for the Participant or to either party at such other address as either party hereto may hereafter designate in writing to the other. Any such notice shall be deemed effective upon receipt thereof by the addressee.

Section 13.    Incorporation of Plan and LLC Agreement. By entering into this Agreement, the Participant agrees and acknowledges that (a) the Participant has received and read a copy of the Plan and (b) the LTIP Units are subject to the Plan and the LLC Agreement, the terms and provisions of which Plan and LLC Agreement are hereby incorporated herein by reference. Except as explicitly provided herein, in the event of a conflict between any term or provision contained herein and a term or provision of the Plan, the applicable terms and provisions of the Plan will govern and prevail. In the event of a conflict between any term or provision contained herein or the Plan and a term or provision of the LLC Agreement, the applicable terms and provisions of the LLC Agreement will govern and prevail.

Annex J-18

Section 14.    Certain Specific Acknowledgements. Without limiting the provisions of Section 14, the Plan or the LLC Agreement, the Participant acknowledges that the LTIP Units are subject to Plan and LLC Agreement provisions under which (a) in certain circumstances an adjustment may be made to the number of LTIP Units; (b) the Board has full discretion to interpret and administer the Plan and this Agreement and its judgments are final, conclusive and binding; and (c) the Participant may be required to sell his or her LTIP Units, or any Units into which the Board has converted the LTIP Units consistent with its authorities under the Plan.

Section 15.    No Right to Employment. Neither the Plan nor this Agreement shall be construed as giving the Participant the right to be retained in the employ of, or in any other continuing relationship with, the Company or any of its Subsidiaries or Affiliates.

Section 16.    Withholding. The Participant shall be required to pay to the Company or any Subsidiary or Affiliate, and the Company and its Subsidiaries and Affiliates shall have the right and are hereby authorized to withhold from any payment or distribution due or transfer made in connection with any LTIP Unit, under the Plan or from any other amount owing to a Participant (including in connection with any Transfers), the amount (in cash, securities or other property) of any applicable Federal, state, local or non-U.S. withholding taxes in respect of any LTIP Unit or any payment or transfer under any LTIP Unit or the Plan and to take such other action as may be necessary in the opinion of the Board to satisfy all obligations for the payment of such taxes. The Company acknowledges that, absent a change in applicable Law, the Participant intends to value the LTIP Units awarded hereby using the “liquidation value” of such LTIP Units, and that, consistent with the intention of the LTIP Units to constitute a Profits Interest, the Participant intends the value of the LTIP Units to be $0 upon grant. The Company and its Affiliates agree to withhold taxes in a manner consistent with this treatment unless otherwise required by applicable Law.

Section 17.    Severability. If any provision of this Agreement is, becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any Person or the LTIP Units, or would disqualify this Agreement or the LTIP Units under any Law deemed applicable by the Board, such provision shall be construed or deemed amended to conform to the applicable Laws, or if it cannot be construed or deemed amended without, in the determination of the Board, materially altering the intent of this Agreement, such provision shall be stricken as to such jurisdiction, Person or the LTIP Units and the remainder of this Agreement and the LTIP Units shall remain in full force and effect.

Section 18.    Remedies. The Participant shall be liable to the Company for all costs and damages, including incidental and consequential damages, resulting in a disposition of the Award which is in violation of the provisions of this Agreement. Without limiting the generality of the foregoing, the Participant agrees that the Company shall be entitled to obtain specific performance of the obligations of the Participant under this Agreement and immediate injunctive relief in the event any action or proceeding is brought in equity to enforce the same. The Participant will not urge as a defense that there is an adequate remedy at law. Each party shall be responsible for its respective legal fees; provided, that the trier of fact shall have the discretion to award the “prevailing party”, as determined by trier of fact, the reasonable attorneys’ fees and disbursements of the prevailing party incurred in connection with the proceeding.

Section 19.    Choice of Law; Forum. The validity, construction and effect of this Agreement and any rules and regulations relating to this Agreement shall be determined in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within such state.

Section 20.    WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Annex J-19

Section 21.    Jurisdiction; Service of Process. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, or relating in any manner to, this Plan or any Award Agreement (whether based on contract, tort or any other theory) must be brought in the Court of Chancery of the State of Delaware in and for New Castle County or, if the Court of Chancery lacks subject matter jurisdiction, in another court of the State of Delaware, County of New Castle, or in the United States District Court for the District of Delaware, and the Company and each Participant consent to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.

Section 22.    Binding Effect; Successors and Assigns. Subject to the limitations set forth in this Agreement, this Agreement shall be binding upon, and inure to the benefit of, the executors, administrators, heirs, legal representatives, successors and assigns of the parties hereto, including, without limitation, any business entity that succeeds to the business of the Company.

Section 23.    Entire Agreement. This Agreement, the Plan, and the LLC Agreement embody the complete agreement and understanding among the parties to this Agreement with respect to the subject matter of this Agreement and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter of this Agreement in any way.

Section 24.    Signature in Counterparts. This Agreement may be signed in counterparts, any of which may be executed and transmitted by facsimile or “.pdf”, and each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Section 25.    No Third Party Beneficiaries. No rights, benefits or obligations under this Agreement shall inure to a third party.

[Signature Page Follows]

Annex J-20

IN WITNESS WHEREOF, the parties hereto have executed this Award Agreement as of the date first written above.

Manscaped Holdings, LLC, a Delaware limited liability company
By:
Name:
Title:
PARTICIPANT
By:
Name:

[Signature Page to LTIP Unit Award Agreement]

Annex J-21

EXHIBIT A

Form of Section 83(b) Election

The undersigned hereby elects pursuant to §83(b) of the Internal Revenue Code of 1986, as amended, to include in gross income as compensation for services the excess (if any) of the fair market value of the units described below over the amount paid for those units.

1.      The name, taxpayer identification number, address of the undersigned, and the taxable year for which this election is being made are:

Taxpayer’s Name: [Insert Legal Name]

Taxpayer’s Social Security Number: [Insert SSN]

Address: [Insert Address]

Taxable Year: Calendar Year [Insert Year]

2.      The property which is the subject of this election is [Insert Number] LTIP Units (the “Units”) of Manscaped Holdings, LLC (the “Company”).

3.      The Units were transferred to the undersigned on [Insert Date]. This election is being made with respect to the calendar year [Insert Year].

4.      The Units are subject to the following restrictions: the Units are subject to time based vesting conditions and performance based vesting conditions and, thereafter, remain subject to repurchase and forfeiture on my termination of employment. The Units are also subject to transferability restrictions.

5.      The fair market value of the Units at the date of transfer (determined without regard to any restriction other than a non-lapse restriction, as defined in Section 1.83-3(h) of the Income Tax Regulations) was $0.00 per Unit.

6.      The amount paid for the Units was $0.00.

7.      The amount to include in gross income is $0.00.

The undersigned taxpayer will file this election with the Internal Revenue Service office with which taxpayer files his or her annual income tax return not later than 30 days after the date of transfer of the property. A copy of the election will also be furnished to the person for whom the services were performed. Additionally, the undersigned will include a copy of the election with his or her income tax return for the taxable year in which the property is transferred. The undersigned is the person performing the services in connection with which the property was transferred.

Dated: [Insert Date]
Taxpayer: [Insert Legal Name]

Annex J-22

Annex K

ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT
among
BRIGHT LIGHTS ACQUISITION CORP.,
BRIGHT LIGHTS PARENT CORP.
and
CONTINENTAL STOCK TRANSFER & TRUST COMPANY
Dated November 22, 2021

THIS ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT (this “Agreement”), dated November 22, 2021, is made by and among Bright Lights Acquisition Corp., a Delaware corporation (the “Company”), Bright Lights Parent Corp., a Delaware corporation (“ParentCo”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (in such capacity, the “Warrant Agent”), and amends the Warrant Agreement (the “Existing Warrant Agreement”), dated January 6, 2020, by and between the Company and the Warrant Agent. Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Existing Warrant Agreement.

WHEREAS, pursuant to the Existing Warrant Agreement, (i) the Company issued (a) 6,600,000 Private Placement Warrants to the Sponsor and (b) 11,500,000 Public Warrants;

WHEREAS, on November 22, 2021, the Company, ParentCo, Mower Intermediate Holdings, Inc., Mower Merger Sub 2, LLC, Manscaped Holdings, LLC and Mower Merger Sub Corp. entered into a business combination agreement (as amended, modified or supplemented, from time to time, the “Business Combination Agreement”);

WHEREAS, all of the Warrants are governed by the Existing Warrant Agreement;

WHEREAS, pursuant to the Business Combination Agreement, the Company will merge with and into ParentCo, with ParentCo surviving such merger (the “ParentCo Merger”), and as a result of the ParentCo Merger, the holders of Bright Lights Common Stock shall become holders of ParentCo Common Stock;

WHEREAS, upon consummation of the ParentCo Merger, as provided in Section 4.5 of the Existing Warrant Agreement and Section 3.2 of the Business Combination Agreement, the Warrants will no longer be exercisable for Bright Lights Common Stock but instead will be exercisable (subject to the terms of the Existing Warrant Agreement, as amended by this Agreement) for shares of ParentCo Class A Common Stock (as defined in the Business Combination Agreement);

WHEREAS, the Board of the Company has determined that the consummation of the transactions contemplated by the Business Combination Agreement will constitute a Business Combination;

WHEREAS, in connection with the ParentCo Merger, the Company desires to assign all of its right, title and interest in the Existing Warrant Agreement to ParentCo, and ParentCo wishes to accept such assignment; and

WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that the Company and the Warrant Agent may amend the Existing Warrant Agreement without the consent of any Registered Holders as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the rights of the Registered Holders under the Existing Warrant Agreement.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

Section 1.    Assignment and Assumption; Consent.

Assignment and Assumption.    As of and with effect on and from the Effective Time (as defined in the Business Combination Agreement, the “Effective Time”): the Company hereby assigns to ParentCo all of the Company’s right, title and interest in and to the Existing Warrant Agreement (as amended hereby); ParentCo hereby assumes, and agrees to pay, perform, satisfy and discharge in full, as the same become due, all of the Company’s liabilities and obligations under the Existing Warrant Agreement (as amended hereby) arising on, from and after the Effective Time.

Consent.    The Warrant Agent hereby consents to (i) the assignment of the Existing Warrant Agreement by the Company to ParentCo pursuant to this Section 1 and the assumption of the Existing Warrant Agreement by ParentCo from the Company pursuant to Section 1 hereof, in each case effective as of the Effective Time, and (ii) the continuation of the Existing Warrant Agreement (as amended hereby), in full force and effect from and after the Effective Time.

Annex K-2

Section 2.    Amendment of Existing Warrant Agreement.

Effective as of the Effective Time, the Company and the Warrant Agent hereby amend the Existing Warrant Agreement as provided in this Section 2, and acknowledge and agree that the amendments to the Existing Warrant Agreement set forth in this Section 2 are to provide for the delivery of Alternative Issuance pursuant to Section 4.5 of the Existing Warrant Agreement (in connection with the ParentCo Merger and the transactions contemplated by the Business Combination Agreement).

References to the “Company”.    All references to the “Company” in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to ParentCo.

References to Common Stock.    All references to “Common Stock” in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to shares of ParentCo Class A Common Stock.

References to Business Combination.    All references to “Business Combination” in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to the transactions contemplated by the Business Combination Agreement, and references to “the completion of its initial Business Combination,” “the completion of the Company’s initial Business Combination” and all variations thereof in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to the Closing.

Notice Clause.    Section 9.2 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“Notices. Any notice, statement or demand authorized by this Agreement to be given or made by the Warrant Agent or by the holder of any Warrant to or on ParentCo shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by ParentCo with the Warrant Agent), as follows:

Bright Lights Parent Corp.
c/o Bright Lights Acquisition Corp.
12100 Wilshire Blvd, Suite 1150
Los Angeles, CA 90025
Attention:  Chief Financial Officer
Email:        hahn@brightlightsacquisition.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1400
Palo Alto, California 94391
Attn:   Michael Mies
Email: michael.mies@skadden.com

Any notice, statement or demand authorized by this Agreement to be given or made by the holder of any Warrant or by the Company to or on the Warrant Agent shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Warrant Agent with the Company), as follows:

Continental Stock Transfer & Trust Company
One State Street, 30th Floor
New York, NY 10004
Attention: Compliance Department

Annex K-3

Section 3.    Miscellaneous Provisions.

Effectiveness of the Amendment.    Each of the parties hereto acknowledges and agrees that the effectiveness of this Agreement shall be expressly subject to the occurrence of the ParentCo Merger and substantially contemporaneous occurrence of the Effective Time and shall automatically be terminated and shall be null and void if the Business Combination Agreement shall be terminated for any reason.

Successors.    All the covenants and provisions of this Agreement by or for the benefit of ParentCo, the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

Applicable Law and Exclusive Forum.    The validity, interpretation, and performance of this Agreement shall be governed in all respects by the laws of the State of New York. Subject to applicable law, each of ParentCo and the Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive forum for any such action, proceeding or claim. Each of ParentCo and the Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Any person or entity purchasing or otherwise acquiring any interest in the Warrants shall be deemed to have notice of and to have consented to the forum provisions in this Section 3. If any action, the subject matter of which is within the scope the forum provisions above, is filed in a court other than a court located within the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any warrant holder, such warrant holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of New York or the United States District Court for the Southern District of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

Counterparts.    This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Effect of Headings.    The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

Severability.    This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

Annex K-4

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

BRIGHT LIGHTS ACQUISITION CORP.
By:
Name:
Title:
BRIGHT LIGHTS PARENT CORP.
By:
Name:
Title:
CONTINENTAL STOCK TRANSFER &
TRUST COMPANY, as Warrant Agent
By:
Name:
Title:

[Signature Page to Warrant Assignment, Assumption and Amendment Agreement]

Annex K-5

Annex L

THIRD AMENDED AND RESTATED
LIMITED LIABILITY COMPANY
OPERATING AGREEMENT

OF
MANSCAPED HOLDINGS, LLC
(a Delaware limited liability company)

[______], 2022

THE UNITS REPRESENTED BY THIS THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH UNITS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR AN EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

CERTAIN OF THE UNITS REPRESENTED BY THIS THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT MAY ALSO BE SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER, VESTING PROVISIONS, REPURCHASE OPTIONS, OFFSET RIGHTS AND FORFEITURE PROVISIONS SET FORTH HEREIN AND/OR IN A SEPARATE AGREEMENT WITH THE HOLDER OF SUCH UNITS. A COPY OF SUCH AGREEMENT(S) MAY BE OBTAINED BY THE HOLDER OF SUCH UNITS UPON WRITTEN REQUEST AND WITHOUT CHARGE.

Annex L-i

Annex L-ii

THIRD AMENDED AND RESTATED
LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
MANSCAPED HOLDINGS, LLC
(a Delaware limited liability company)

This THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT (this “Agreement”) of MANSCAPED HOLDINGS, LLC, a Delaware limited liability company (the “Company”), is entered into as of [•], 2022 (the “Effective Date”), by and among the Company, Manscaped Holdings, Inc. (fka Bright Lights Parent Corp.), a Delaware corporation (“ParentCo”), Mower Intermediate Holdings, Inc., a Delaware corporation and wholly owned direct subsidiary of ParentCo (“Intermediate Holdco”), the Members executing this Agreement, and such other Persons who may become Members hereof from time to time, pursuant to the provisions of the Act and this Agreement.

Recitals

A.          WHEREAS, the Company was duly formed as a limited liability company under the laws of the State of Delaware by filing a Certificate of Formation with the secretary of state of the State of Delaware on June 6, 2019 (the “Certificate of Formation”);

B.          WHEREAS, a Limited Liability Company Agreement of the Company dated June 11, 2019 (the “Original LLC Agreement”) was entered into in respect of the Company;

C.          WHEREAS, a First Amended and Restated Limited Liability Company Agreement of the Company dated February 18, 2020 (the “First A&R LLC Agreement”) was entered into in respect of the Company, and in connection therewith the Company issued Series A Preferred Units to the Series A Preferred Members;

D.          WHEREAS, a First Amendment to the First A&R LLC Agreement, effective as of July 17, 2020, was entered into in respect of the Company (“First Amendment”);

E.          WHEREAS, pursuant to the Restructuring Agreement, dated as of November 22, 2021, by and among the Company, ParentCo, Intermediate Holdco, and the Historic Members (the “Restructuring Agreement”):

(i)          The capital structure of the Company was first recapitalized pursuant to which (a) all Common Units and all Series A Preferred Units were converted into LLC Units, a new class of Units, and (b) the Incentive Units were recapitalized such that each Incentive Unit has a Capital Account equal to the LLC Unit Capital Account Amount (i.e., unitization); and

(ii)         After the recapitalization of the Company, the Company distributed all of the shares of common stock (“Manscaped Inc. Common Stock”) of Manscaped, Inc., a Delaware corporation and at that time a wholly owned subsidiary of the Company (“Manscaped Inc.”), to certain of the Historic Members on a non-pro rata basis as follows:

(a)         In the case of most of the Historic Members who held between one (1) and 100,000 Incentive Units, (A) the Company redeemed such Historic Members’ Vested Incentive Units in exchange for shares of Manscaped Inc. Common Stock and (B) the Company cancelled such Historic Members’ Unvested Incentive Units in exchange for a right to receive ParentCo RSUs that were later issued by ParentCo; and

(b)         The remaining shares of Manscaped Inc. Common Stock were distributed, pro rata, to the Historic Members who held at least 100,001 Incentive Units and certain other Historic Members;

F.           WHEREAS, a Second Amended and Restated Limited Liability Company Agreement of the Company dated as of the date hereof (the “Second A&R LLC Agreement”) was entered into in respect of the Company, which amended and restated the First A&R LLC Agreement (as amended by the First Amendment) in its entirety;

Annex L-1

G.          WHEREAS, (i) Bright Lights Acquisition Corp., a Delaware corporation (“Bright Lights”), owned all of the equity of Intermediate Holdco, Mower Merger Sub Corp., a Delaware corporation (“Merger Sub Corp.”), and ParentCo; and (ii) Intermediate Holdco owned all of the equity of Mower Merger Sub 2 LLC, a Delaware limited liability company (“Merger Sub LLC”);

H.          WHEREAS, (i) Bright Lights merged with and into ParentCo with ParentCo surviving (the “ParentCo Merger”) and (ii) ParentCo changed its name to “Manscaped Holdings, Inc.”;

I.            WHEREAS, pursuant to the ParentCo Merger, (i) all of the issued and outstanding shares of common stock of Bright Lights (“Bright Lights Common Stock”) were exchanged on a one-for-one basis for shares of ParentCo Class A Common Stock and (ii) all of the outstanding warrants to purchase shares of Bright Lights Common Stock (the “Bright Lights Warrants”) became exercisable for an equal number of shares of ParentCo Class A Common Stock based on the preexisting terms and conditions of the Bright Lights Warrants;

J.            WHEREAS, following the ParentCo Merger, (i) ParentCo entered into Subscription Agreements with PIPE Investors pursuant to which such PIPE Investors agree to purchase from ParentCo shares of ParentCo Class A Common Stock for an aggregate purchase price equal to $75,000,000 (the “PIPE Investment”) at a per share purchase price of $9.20; (ii) ParentCo contributed the PIPE Investment proceeds and a certain amount of cash held in the Trust Account to Intermediate Holdco; and (iii) Intermediate Holdco contributed a certain amount of cash it received in clause (ii) to Merger Sub LLC;

K.          WHEREAS, following the ParentCo Merger, Merger Sub Corp. merged with and into Manscaped, Inc. with Manscaped, Inc. surviving (the “Manscaped Inc. Merger”);

L.          WHEREAS, pursuant to the Manscaped Inc. Merger and the Business Combination Agreement, Manscaped Inc.’s shareholders exchanged their shares of Manscaped Inc. Common Stock for (i) shares of ParentCo Class A Common Stock, (ii) shares of ParentCo Class B Common Stock, and (iii) the contingent right to receive the applicable Earnout Pro Rata Portion of Earnout Shares (each, as defined in the Business Combination Agreement) based on the future price per share of ParentCo Class A Common Stock reaching certain threshold amounts;

M.         WHEREAS, following the Manscaped Inc. Merger and simultaneously with the entering into of this Agreement, (i) Manscaped, Inc. will merge with and into Merger Sub LLC with Merger Sub LLC surviving (the “Third Merger”), (ii) Intermediate Holdco will contribute all of its equity in Merger Sub LLC to the Company in exchange for LLC Units (the “Exchange”), and (iii) Intermediate Holdco will become the Managing Member.

N.          WHEREAS, following the Exchange and at the Closing (as defined in the Business Combination Agreement), Sponsor will subject certain of its shares of ParentCo Class A Common Stock to vesting (“Sponsor Earnout Shares”) based on the future price per share of ParentCo Class A Common Stock reaching certain threshold amounts;

O.          WHEREAS, ParentCo and certain Historic Members will enter into the Tax Receivable Agreement;

P.           WHEREAS, the parties listed on the signature pages hereto and listed on Schedule A (as defined below) represent all of the Members as of the date hereof; and

Q.          WHEREAS, the Members desire to amend, restate, and supersede the Second A&R LLC Agreement and to supersede any prior limited liability company agreements of the Company, whether written or oral, in order to enter into a written agreement setting forth the understandings among the Members and the Company as to (i) the terms and conditions of each Member’s membership interest in the Company, (ii) the rights and obligations with respect to the Company, (iii) the rights and obligations of holders of the respective classes of Units, (iv) the management and operation of the Company, and (v) the economic arrangements among the Members with respect to the Company, in each case in accordance with the Act and as more particularly set forth in this Agreement.

Annex L-2

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein made and other good and valuable consideration, the Members hereto hereby agree to amend and restate the Second A&R LLC Agreement, as of the Effective Date, in its entirety as follows:

Article 1
DEFINITIONS AND USAGE

Section 1.01    Definitions. The following terms shall have the following meanings for the purposes of this Agreement:

“2019 Equity Incentive Plan” means the Manscaped Holdings, LLC Equity Incentive Plan, as amended by the First Amendment to Equity Incentive Plan, dated as of July 3, 2019, and as subsequently amended by the Second Amendment to Equity Incentive Plan, dated as of November 30, 2021, and as may be further amended from time to time.

“2021 Management Incentive Plan” means the Company 2021 Management Incentive Plan, as may be amended from time to time.

“Act” means the Delaware Limited Liability Company Act, 6 Del. C. §18-101, et seq., as may be amended from time to time, and any successor thereto.

“Additional Member” means any Person admitted as a Member of the Company pursuant to Section 3.06 in connection with the new issuance of Units to such Person.

“Adjusted Capital Account” means, with respect to any Member, the balance in such Member’s Capital Account as of the end of the relevant Fiscal Year (or other applicable period) after giving effect to the following adjustments:

(a)    Credit to such Capital Account any amounts that such Member is deemed to be obligated to restore pursuant to the respective penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(b)    Debit to such Capital Account the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and will be interpreted consistently therewith.

“Adjusted Capital Account Deficit” means, with respect to any Member, the deficit balance, if any, in such Member’s Capital Account as of the end of the relevant Fiscal Year (or other applicable period), after giving effect to the adjustments in paragraphs (a) and (b) in the definition of “Adjusted Capital Account.”

“Affiliate” means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), Controls, is Controlled by, or is under common Control with such Person. In addition to the foregoing, if the specified Person is an individual, the term “Affiliate” also includes (a) any member of such individual’s Family Group and (b) any corporation, limited liability company, general or limited partnership, trust, association, or other business or investment entity that directly or indirectly, through one or more intermediaries Controls, is Controlled by, or is under common Control with any of the foregoing individuals; provided that no Member nor any Affiliate of any Member will be deemed to be an Affiliate of any other Member or any of its Affiliates solely by virtue of such Members’ Units.

“Agreement” has the meaning set forth in the Preamble.

“Ancillary Agreements” means the Business Combination Agreement and all agreements designated as “Ancillary Agreements” in the Business Combination Agreement.

“Applicable Law” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling, or other similar requirement enacted, adopted, promulgated, or applied by a Governmental Authority that is binding upon or applicable to such Person or its assets, as amended unless expressly otherwise specified herein.

Annex L-3

“Available Gains” has the meaning set forth in Section 5.04(b)(iv)(A)(2).

“Award Agreement” means any agreement issued pursuant to the 2019 Equity Incentive Plan or the 2021 Management Incentive Plan entered into with a provider of services to, or for the benefit of, the Company in which the service provider receives an award in the form of a Profits Interest, Incentive Units, LTIP Units, and/or other equity or equity-like consideration.

“Bipartisan Budget Act” means the Bipartisan Budget Act of 2015, P.L. 114-74.

“Book Value” means with respect to any Property (other than money) treated as being held by the Company for U.S. federal income tax purposes (including Property held by an entity disregarded as being separate from the Company for federal income tax purposes), such Property’s adjusted basis for federal income tax purposes, except as follows:

(a)    The initial Book Value of any such Property contributed by a Member to the Company will be the gross Fair Market Value of such Property on the date of contribution, as reasonably determined by the Managing Member.

(b)    The Book Values of each such Property will be adjusted to equal their respective gross Fair Market Values (taking Section 7701(g) of the Code into account), at the time of any Revaluation pursuant to Section 5.02(c), provided that if any Noncompensatory Option with respect to Units or other Equity Securities of the Company is outstanding, then Book Values will also be adjusted in accordance with Treasury Regulations Sections 1.704-1(b)(2)(iv)(h)(2).

(c)    The Book Value of any such Property distributed to any Member will be adjusted to equal the gross Fair Market Value (taking Section 7701(g) of the Code into account) of such Property on the date of distribution.

(d)    The Book Values of such Properties will be increased (or decreased) to reflect any adjustments to the adjusted basis of such Properties pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m) and paragraph (f) of the definition of “Net Profit” or “Net Loss” or Section 5.04(b)(viii); provided, however, that Book Values will not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (b) is required in connection with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d).

(e)    If the Book Value of any such Property has been determined or adjusted pursuant to paragraph (a), (b) or (c), then such Book Value will thereafter be adjusted by the Depreciation taken into account with respect to such asset, for purposes of computing Net Profit or Net Loss.

“Bright Lights” has the meaning set forth in the Recitals.

“Bright Lights Common Stock” has the meaning set forth in the Recitals.

“Bright Lights Warrants” has the meaning set forth in the Recitals.

“Business Combination Agreement” means the Business Combination Agreement, dated as of as of November 22, 2021, by and among Bright Lights, ParentCo, Intermediate Holdco, Merger Sub LLC, and the Company.

“Business Day” means any day other than (a) a Saturday or Sunday in the United States or (b) any other day on which commercial banks are not authorized to be open for business in the State of California or the State of New York.

“Call Member” has the meaning set forth in Section 9.01.

“Call Notice” has the meaning set forth in Section 9.01.

“Call Units” has the meaning set forth in Section 9.01.

Annex L-4

“Capital Account” means the capital account established and maintained for each Member pursuant to Section 5.02.

“Capital Contribution” means, with respect to any Member, the amount of money and the initial Book Value of any Property (other than money) contributed (or deemed to be contributed) to the capital of the Company by such Member.

“Cash Settlement” has the meaning set forth in Section 10.01(c).

“Certificate of Formation” has the meaning set forth in the Recitals.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Common Units” means the Units having the rights and obligations specified with respect to Common Units in the First A&R LLC Agreement, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Equity Securities” means any Equity Securities of the Company.

“Company Minimum Gain” has the meaning ascribed to the term “partnership minimum gain” in Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

“Confidential Information” has the meaning set forth in Section 13.11(b).

“Contribution Notice” has the meaning set forth in Section 10.01(c).

“Control” means, with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of such subject Person, whether through the ownership of voting securities or partnership or other ownership interests, as trustee or executor, by contract or otherwise. The terms “Controlling” and “Controlled” will have correlative meanings.

“Controlled Entities” has the meaning set forth in Section 11.02(e).

“Covered Person” means (a) each Member or an Affiliate thereof, in all cases in such capacity, (b) each current and former Officer and Manager of the Company or any of its Subsidiaries, in all cases in such capacity, (c) each officer, director, shareholder, member, partner, employee, representative, agent, or trustee of a Member or an Affiliate thereof, in all cases in such capacity, and (d) each officer, director, shareholder (other than any public shareholder of ParentCo that is not a Member), member, partner, employee, representative, agent, or trustee of the Managing Member, Intermediate Holdco (in the event Intermediate Holdco is no longer the Managing Member), ParentCo, the Company, or an Affiliate Controlled thereby, in all cases in such capacity.

“Depreciation” means, for each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such Fiscal Year, except that if the Book Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, then Depreciation will be, subject to Treasury Regulations Section 1.704-3(d)(2), an amount that bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis, provided that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, then Depreciation will be determined with reference to such beginning Book Value using any reasonable method selected by the Managing Member.

“Designated Individual” has the meaning set forth in Section 6.01(a).

“Direct Exchange” has the meaning set forth in Section 10.03(a).

“Disposition Event” has the meaning given to such term in the Amended and Restated Certificate of Incorporation of ParentCo, dated as of the date hereof.

“Dispute” has the meaning set forth in Section 14.01(a).

“Disputing Parties” has the meaning set forth in Section 14.01(a).

Annex L-5

“Dissolution Event” has the meaning set forth in Section 12.01(c).

“Distribution Threshold” has the meaning set forth in Section 3.02(d).

“Earnout Pro Rata Portion” has the meaning set forth in Annex I hereto.

“Earnout Share” has the meaning set forth in Annex I to the Business Combination Agreement.

“Earnout Unit” has the meaning set forth in Annex I hereto.

“Effective Date” has the meaning set forth in the Preamble.

“Effective Date Capital Account Balance” means, with respect to any Member, the positive balance in such Member’s Capital Account as of the Effective Date, the amount or deemed value of which is set forth on the Members Schedule.

“Equity Securities” means, with respect to any Person, any (a) membership interests or shares of capital stock, (b) equity, ownership, voting, profit, or participation interests, or (c) similar rights or securities in such Person or any of its Subsidiaries, or any rights or securities convertible into or exchangeable for, options or other rights to acquire from such Person or any of its Subsidiaries, or obligation on the part of such Person or any of its Subsidiaries to issue, any of the foregoing.

“Equitized LTIP Unit” means an Unvested LTIP Unit relating to an LTIP Sub-Account once such LTIP Sub-Account reaches a balance equal to or exceeding the product of (i) the number of LTIP Units to which such LTIP Sub-Account relates multiplied by (ii) the LLC Unit Capital Account Amount (determined as of such time).

“Exchange” has the meaning set forth in the Recitals.

“Exchange Election Notice” has the meaning set forth in Section 10.03(a).

“Expenses” has the meaning set forth in Section 11.02(e).

“Fair Market Value” of any Property as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm’s length transaction, as determined in good faith by the Managing Member based on such factors as the Managing Member, in the exercise of its reasonable business judgment, considers relevant.

“Family Group” means, with respect to any individual, such individual’s (a) spouse, former spouse, descendants (whether natural or adopted), parents, spouse’s parents, siblings and parents’ siblings and (b) the descendants and any spouse of any of the individuals described in the foregoing clause (a) (collectively, the individuals described in clauses (a) and (b), “Relatives”), and (c) any trust for the benefit of such individual and/or such individual’s Relatives.

“Final Tax Distribution Amount” has the meaning set forth in Section 5.03(e)(ii).

“First A&R LLC Agreement” has the meaning set forth in the Recitals.

“Fiscal Year” means the Company’s fiscal year, which is the twelve (12)-month period ending December 31 of each calendar year unless and until changed by the Managing Member, provided that any such changed Fiscal Year is consistent with a taxable year allowable under Section 706(b)(1) of the Code.

“GAAP” means United States generally accepted accounting principles consistently applied from period to period and throughout any period.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency, or official, including any political subdivision thereof.

“Historic Members” means each Person who was a Member of the Company as of the time of the consummation of the transactions described in the Restructuring Agreement (after taking such transactions into account).

“Imputed Underpayment” has the meaning set forth in Code Section 6225.

Annex L-6

“Incentive Liquidation Value” means, with respect to an issuance of Incentive Units, the aggregate amount that would be distributed to the Members pursuant to Section 12.02(b)(ii) (or the analogous section of the Original LLC Agreement, the First A&R LLC Agreement, or the Second A&R LLC Agreement, if applicable) if, immediately prior to the issuance of such Incentive Units, the Company sold all of its Property for Book Value (as adjusted immediately prior thereto) and immediately liquidated, the Company’s debts and liabilities were satisfied, and the net proceeds of the liquidation were distributed pursuant to Section 12.02(b)(ii).

“Incentive Unit” means a Unit that is granted to a service provider pursuant to the 2019 Equity Incentive Plan, having the rights, powers, privileges, restrictions, qualifications, and limitations set forth in Section 3.03 and otherwise in this Agreement with respect to Incentive Units. Incentive Units include both Voting Incentive Units and Non-Voting Incentive Units. For clarity, LTIP Units do not constitute Incentive Units.

“Indebtedness” means (a) all indebtedness for borrowed money (including capitalized lease obligations, sale-leaseback transactions or other similar transactions, however evidenced), (b) any other indebtedness that is evidenced by a note, bond, debenture, draft or similar instrument, (c) notes payable, and (d) lines of credit and any other agreements relating to the borrowing of money or extension of credit.

“Indemnification Sources” has the meaning set forth in Section 11.02(e).

“Indemnitee-Related Entities” has the meaning set forth in Section 11.02(e)(i).

“Involuntary Transfer” means any Transfer of Units by a Member resulting from (a) any seizure under levy of attachment or execution, (b) any bankruptcy (whether voluntary or involuntary), (c) any Transfer to a state or to a public officer or agency pursuant to any statute pertaining to escheat or abandoned property, (d) any divorce or separation agreement or a final decree of a court in a divorce action, or (e) death or permanent disability.

“IRS” means the United States Internal Revenue Service.

“IRS Notice” has the meaning set forth in Section 6.03(a).

“Jointly Indemnifiable Claims” has the meaning set forth in Section 11.02(e)(ii).

“Liens” means any pledge, encumbrance, security interest, purchase option, conditional sale agreement, call, or similar right.

“LLC Unit” means a common limited liability interest in the Company having the rights and obligations specified with respect to LLC Units hereunder.

“LLC Unit Capital Account Amount” means, from time to time, the Capital Account a Member would have if such Member held a single LLC Unit that is neither an Earnout LLC Unit, a Unit held by Intermediate Holdco, nor an LLC Unit that was previously an LTIP Unit. In the event that the portions of the Capital Accounts attributable to an LLC Unit that is neither an Earnout Unit, a Unit held by Intermediate Holdco, nor an LLC Unit that was previously an LTIP Unit are not equal, then the LLC Unit Capital Account Amount will equal the average of such portions of the Capital Accounts.

“LTIP Sub-Account” has the meaning set forth in Section 3.03(f).

“LTIP Unit” means a Unit that is granted to a service provider pursuant to Section 7 of the 2021 Management Incentive Plan, is designated as an “LTIP Unit” in the applicable Award Agreement or other documentation pursuant to which such LTIP Unit is granted or issued, and provides the holder with the rights, powers, privileges, restrictions, qualifications, and limitations set forth in Section 3.03 and otherwise in this Agreement with respect to LTIP Units.

“LTIP Unit Adjustment Events” has the meaning set forth in Section 3.03(e).

“Majority in Interest” means a majority of the issued and outstanding Common Units and Voting Incentive Units, together as if they were a single class of Units.

Annex L-7

“Manager” means a “Manager” within the meaning of the First A&R LLC Agreement, as amended.

“Managing Member” means (a) Intermediate Holdco so long as Intermediate Holdco has not withdrawn as the Managing Member pursuant to Section 7.02 and (b) any successor thereof appointed as Managing Member in accordance with Section 7.02.

“Manscaped Inc.” has the meaning set forth in the Recitals.

“Manscaped Inc. Common Stock” has the meaning set forth in the Recitals.

“Manscaped Inc. Merger” has the meaning set forth in the Recitals.

“Mark-to-Market Gain” means any net gain recognized for Capital Account purposes upon an adjustment to the Book Value of any Property pursuant to the definition of Book Value and/or a Revaluation.

“Member” means any Person named as a Member of the Company in the books and records of the Company (including the Members Schedule), as may be amended from time to time by the Managing Member to reflect any Person admitted as an Additional Member or a Substitute Member, for so long as such Person continues to be a Member of the Company.

“Member Nonrecourse Debt” has the same meaning as the term “partner nonrecourse debt” in Treasury Regulations Section 1.704-2(b)(4).

“Member Nonrecourse Debt Minimum Gain” means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

“Member Nonrecourse Deductions” has the same meaning as the term “partner nonrecourse deductions” in Treasury Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2).

“Member Parties” has the meaning set forth in Section 13.11.

“Members Schedule” has the meaning set forth in Section 3.01(e).

“Net Profit” or “Net Loss” mean, for each Fiscal Year or other applicable period, an amount equal to the Company’s taxable income or loss for such Fiscal Year (or other period), determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code will be included in taxable income or loss), with the following adjustments (without duplication):

(a)    Any income of the Company that is exempt from U.S. federal income tax and not otherwise taken into account in computing Net Profit or Net Loss pursuant to this definition will be added to such taxable income or loss;

(b)    Any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as such pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Profit or Net Loss pursuant to this definition will be subtracted from such taxable income (or added to such taxable loss), notwithstanding that such items are not deductible for U.S. federal income tax purposes;

(c)    In the event the Book Value of any Company asset is adjusted pursuant to paragraphs (b) or (c) of the definition of “Book Value,” the amount of such adjustment will be treated as an item of gain (if the adjustment increases the Book Value of the asset) or an item of loss (if the adjustment decreases the Book Value of the asset) from the disposition of such asset, and will be taken into account, immediately prior to the event giving rise to such adjustment, for purposes of computing Net Profit or Net Loss;

(d)    Gain or loss resulting from any disposition of Property with respect to which gain or loss is recognized for federal income tax purposes will be computed by reference to the Book Value of the Property disposed of, notwithstanding that the adjusted tax basis of such Property differs from its Book Value;

Annex L-8

(e)    In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there will be taken into account Depreciation for such Fiscal Year, computed in accordance with the definition of “Depreciation”;

(f)    To the extent an adjustment to the adjusted tax basis of any Property pursuant to Section 734(b) of the Code is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member’s membership interest in the Company, the amount of such adjustment will be treated as an item of gain (if the adjustment increases the Property’s basis) or loss (if the adjustment decreases such basis) from the disposition of such Property, and will be taken into account in computing Net Profit or Net Loss; and

(g)    Notwithstanding any other provision of this definition, any items that are specially allocated pursuant to Section 5.04(b), Section 5.04(c), Section 5.04(d), or Section 5.05(a) will not be taken into account in computing Net Profit or Net Loss. Instead, the amounts of the items of Company income, gain, loss, or deduction available to be specially allocated pursuant to Section 5.04(b), Section 5.04(c), Section 5.04(d), and Section 5.05(a) will be determined by applying rules analogous to those set forth in paragraphs (a) through (f) above.

“Noncompensatory Option” means a non-compensatory option within the meaning of Treasury Regulations Section 1.721-2(f) that is issued by the Company.

“Non-Equitized LTIP Distribution Amount” has the meaning set forth in Section 5.03(b)(v).

“Non-ParentCo Member” means any Member that is not a ParentCo Member.

“Nonrecourse Deductions” has the meaning set forth in Treasury Regulations Sections 1.704-2(b)(1) and 1.704-2(c).

“Nonrecourse Liability” has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

“Non-Voting Incentive Units” has the meaning set forth in Section 3.01(b).

“NOPPA” has the meaning set forth in Section 6.01(d).

“Officers” has the meaning set forth in Section 7.05(a).

“Original LLC Agreement” has the meaning set forth in the Recitals.

“Panel” has the meaning set forth in Section 14.01(a).

“ParentCo” has the meaning set forth in the Preamble.

“ParentCo By-Laws” means the Amended and Restated By-Laws of Parent Co.

“ParentCo Class A Common Stock” means Class A common stock, $0.0001 par value per share, of ParentCo.

“ParentCo Class B Common Stock” means Class B common stock, $0.0001 par value per share, of ParentCo.

“ParentCo Common Stock” means all classes and series of common stock of ParentCo, including ParentCo Class A Common Stock and ParentCo Class B Common Stock.

“ParentCo Economic Security” has the meaning set forth in Section 4.01(a).

“ParentCo Member” means (a) ParentCo (if ParentCo were to become a Member of the Company), (b) Intermediate Holdco, and (c) any Subsidiary of ParentCo or Intermediate Holdco (other than the Company and its Subsidiaries) that is or becomes a Member.

“ParentCo Merger” has the meaning set forth in the Recitals.

“ParentCo Offer” has the meaning set forth in Section 10.04(a).

Annex L-9

“ParentCo RSUs” means Restricted Stock Units issued by ParentCo in exchange for Unvested Incentive Units pursuant to the Exchange Agreement dated as of the date hereof by and among ParentCo, the Company, and certain Members.

“Participating Incentive Unit” means each Vested Incentive Unit, the Distribution Threshold of which is zero (taking into account any adjustments to the Distribution Threshold described in Section 3.02(d) and Section 3.02(e)).

“Partnership Representative” has the meaning set forth in Section 6.01.

“Party” or “Parties” means a party or parties (as applicable) to this Agreement.

“Pass-Through Entity Member” means a Member that is a partnership, Subchapter S corporation, trust, grantor trust, or any other pass-through entity or flow-through entity for U.S. federal income tax purposes.

“Percentage Interest” means, with respect to any Member, as of the time of determination, a fractional amount expressed as a percentage (i) the numerator of which is the total number of Units owned of record by such Member and (ii) the denominator of which is the total number of issued and outstanding Units, subject paragraphs (a), (b), and (c) below.

(a)    Notwithstanding the forgoing, Incentive Units will not be taken into account for purposes of determining Percentage Interests except as follows:

(i)    only Participating Incentive Units (as well as LLC Units and LTIP Units) will be taken into account for purposes of determining Percentage Interests, including for purposes of making distributions; and

(ii)    for purposes of the Members Schedule and determining the amount of Tax Distributions (including pursuant to Section 5.03(e)(iv)), allocations of Net Profit, Net Loss, and items of Company income, deduction, gain, or loss among the Members, and sharing of expenses pursuant to Section 5.07(a)(ii), all Incentive Units will be taken into account in determining Percentage Interests.

(b)    Notwithstanding the foregoing, in accordance with Section 3.03(d), if LTIP Units are forfeited and a distribution is declared with a record date prior to the effective date of such forfeiture, then such forfeited LTIP Units will be included in calculating Percentage Interests.

(c)    Notwithstanding the foregoing, in accordance with Section 10.01(g), if the Company redeems Redeemed Units and the Redemption Date occurs subsequent to the record date for any distribution with respect to the Redeemed Units but prior to the distributing of such distribution, then such Redeemed Units will be included in the numerator of such Redeeming Member’s Percentage Interest and in the denominator of each Member’s Percentage Interest solely for purposes of such distribution, even though the Redeeming Member transferred and surrendered the Redeemed Units to the Company prior to the distribution date.

“Permitted Transferee” means, other than with respect to ParentCo,

(a)    any Member;

(b)    in the case of any Member who is not a natural person, any Person that is an Affiliate of such Member or its beneficial owners; and

(c)    in the case of any Member who is a natural person:

(i)    any Person to whom Units are Transferred from such Member (A) by will or the laws of descent and distribution or (B) by gift to the Member’s spouse, the lineal descendant, sibling, parent, heir, executor, administrator, testamentary trustee, legatee or beneficiary without consideration of any kind;

(ii)    a trust, family partnership or estate planning vehicle that is for the exclusive benefit of such Member and/or its Permitted Transferees under clause (A) above; or

(iii)    any institution qualified as tax-exempt under Section 501(c)(3) of the Code.

Annex L-10

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, estate, joint venture, governmental authority or other entity.

“PIPE Investment” means the purchase of shares of ParentCo Class A Common Stock pursuant to the Subscription Agreements.

“PIPE Investors” means those certain investors participating in the PIPE Investment pursuant to the Subscription Agreements.

“Profits Interest” means an interest in the profits of a tax partnership that is intended to constitute a “profits interest” within the meaning of IRS Revenue Procedure 93-27, 1993-27 C.B. 343, and IRS Revenue Procedure 2001-43, 2001-2 C.B. 191 (and/or any future statute, IRS guidance, or other authority that supplements or supersedes the foregoing IRS revenue procedures).

“Property” means an interest of any kind in any real, personal or intellectual (or mixed) property, including cash, and any improvements thereto, and shall include both tangible and intangible property.

“Quarterly Tax Liability” means, with respect to any Member holding Units for any fiscal quarter, a reasonable estimate determined by the Managing Member of the product of:

(a)    The excess of:

(i)    The amount of taxable income of the Company determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code will be included in taxable income) to be allocated to such Member with respect to such Units for such fiscal quarter, determined without regard to adjustments pursuant to Section 734 or Section 743 of the Code, over

(ii)    All taxable losses allocated to such Member with respect to such Units by the Company in prior Fiscal Years to the extent not previously taken into account in determining the Quarterly Tax Liability of such Member for any fiscal quarter (in each case disregarding all taxable income and loss relating to any taxable period or portion thereof ending on or prior to the Effective Date), multiplied by

(b)    the Tax Rate.

“Quarterly Redemption Period” means the quarterly period during which Members holding LLC Units and/or Vested Incentive Units may exercise the Redemption Right, as determined and declared by the Managing Member.

“Redeemed Incentive Units” has the meaning set forth in Section 10.01(b).

“Redeemed LLC Units” has the meaning set forth in Section 10.01(b).

“Redeemed Units” has the meaning set forth in Section 10.01(b).

“Redeemed Units Equivalent” means, in respect of a Cash Settlement, an amount equal to the product of (a) the number of shares of ParentCo Class A Common Stock with respect to such Share Settlement, multiplied by (b) the Unit Redemption Price.

“Redeeming Member” has the meaning set forth in Section 10.01(b).

“Redemption” has the meaning set forth in Section 10.01(a).

“Redemption Date” has the meaning set forth in Section 10.01(a).

“Redemption Notice” has the meaning set forth in Section 10.01(a).

“Redemption Right” has the meaning set forth in Section 10.01(a).

“Regulatory Allocations” has the meaning set forth in Section 5.04(c).

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“Registration Rights Agreement” means the Amended and Restated Registration Rights Agreement, dated as of the date hereof, by and among ParentCo, the Sponsors, and the Major Company Equityholders.

“Reserves” means, as of any date of determination, amounts allocated by the Managing Member, in its reasonable judgment, to reserves maintained for working capital of the Company, for contingencies of the Company, for operating expenses and debt reduction of the Company.

“Restructuring Agreement” has the meaning set forth in the Recitals.

“Retraction Notice” has the meaning set forth in Section 10.01(d).

“Revaluation” has the meaning set forth Section 5.02(c).

“Revised Partnership Audit Procedures” means the provisions of Subchapter C of Chapter 63 of Subtitle F of the Code, as amended by the Bipartisan Budget Act (together, where the context requires, any subsequent amendments thereto, the Treasury Regulations promulgated or proposed thereunder and published administrated interpretations thereof).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, applicable rules and regulations thereunder, and any successor to such statute, rules, or regulations. Any reference herein to a specific section, rule, or regulation of the Securities Act will be deemed to include any corresponding provision of future law.

“Safe Harbor” has the meaning set forth in Section 6.03(a).

“Second A&R LLC Agreement” has the meaning set forth in the Recitals.

“Second Effective Time” has the meaning ascribed to such term in the Business Combination Agreement.

“Series A Preferred Units” means the Units having the rights and obligations specified with respect to (a) the Series A-1 Preferred Units, the Series A-2 Preferred Units and the Series A-3 Preferred Units defined in, and issued under, the First A&R LLC Agreement and (b) the Series A-4 Preferred Units as defined in the First Amendment.

“Share Settlement” has the meaning set forth in Section 10.01(c).

“Sponsor” means Bright Lights Sponsor LLC, a Delaware limited liability company.

“Sponsor Earnout Shares” has the meaning set forth in the Recitals.

“Subscription Agreements” means the subscription agreements, entered into on or prior to the date hereof (as assigned or amended from time to time in accordance with their terms and this Agreement after the date of this Agreement), pursuant to which the PIPE Investment will be consummated.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association, joint venture, or other business entity of which more than fifty percent (50%) of the total voting power of Equity Securities or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, managers, trustees or other Persons performing similar functions) having the power to direct or cause the direction of the management and policies thereof is at the time owned or Controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof.

“Substantial Ownership Requirement” means the beneficial ownership (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act) by the Historic Members and any Permitted Transferees, collectively, of shares of ParentCo Common Stock representing at least ten percent (10%) of the issued and outstanding shares of ParentCo Common Stock.

“Substitute Member” means any Person admitted as a Member of the Company pursuant to Section 3.05 in connection with the Transfer of then-existing Units to such Person.

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“Tax Distribution Date” has the meaning set forth in Section 5.03(e).

“Tax Distributions” has the meaning set forth in Section 5.03(e).

“Tax Rate” means the highest marginal tax rates for an individual or corporation (whichever is higher) that is resident in Los Angeles, California or New York, New York (whichever is higher), taking into account the character of the income (e.g., ordinary income, qualified dividend income, capital gains, or otherwise, as appropriate), the holding period of the assets disposed of, the year in which the taxable net income is recognized by the Company, and the deductibility of state and local income taxes at the time for federal income tax purposes and any limitations thereon including pursuant to Section 68 of the Code, but without taking into account the alternative minimum tax or any limitations on deductions or separate tax attributes that may be applicable to a Member based on such Member’s particular tax situation or attributes, which Tax Rate will be the same for all Members.

“Tax Receivable Agreement” means the Tax Receivable Agreement, dated as of the date hereof, by and among ParentCo and the other parties thereto.

“Third Merger” has the meaning set forth in the Recitals.

“Trading Day” means a day on which the principal U.S. securities exchange on which the ParentCo Class A Common Stock is listed or admitted to trading is open for the transaction of business (unless such trading shall have been suspended for the entire day).

“Transfer” means any sale, assignment, transfer, exchange, gift, bequest, pledge, hypothecation, or other disposition or encumbrance, direct or indirect, in whole or in part, by operation of law or otherwise, and will include all matters deemed to constitute a Transfer under Article 8 and any transaction under Section 9.01 or Article 10 (other than a Direct Exchange pursuant to Section 10.03. The terms “Transferred,” “Transferring,” “Transferor,” “Transferee,” and “Transferable” have meanings correlative to the foregoing.

“Transferor Member” has the meaning set forth in Section 5.02(b).

“Treasury Regulations” mean the final or temporary United States Federal Income Tax Regulations promulgated under the Code, as amended from time to time.

“Trust Account” means the trust account holding of the cash proceeds of Bright Lights’ initial public offering and private placements of its securities that was established for the benefit of Bright Lights (and, after the ParentCo Merger, ParentCo), certain public stockholders, and the underwriters of the initial public offering of Bright Lights.

“Unit Redemption Price” means:

(a)     The arithmetic average of the volume weighted average prices for a share of ParentCo Class A Common Stock on the principal U.S. securities exchange or automated or electronic quotation system on which the ParentCo Class A Common Stock trades, as reported by The Wall Street Journal or its successor, for each of the three (3) consecutive full Trading Days ending on and including the last full Trading Day immediately prior to the date of Redemption (or the date of the Call Notice, as applicable), subject to appropriate and equitable adjustment for any stock splits, reverse splits, stock dividends, or similar events affecting the ParentCo Class A Common Stock. If the ParentCo Class A Common Stock no longer trades on a securities exchange or automated or electronic quotation system, then the Unit Redemption Price will be determined in good faith by a committee of the board of directors of ParentCo composed of a majority of the directors of ParentCo that do not have an interest in the Units being redeemed.

(b)    Notwithstanding paragraph (a) of this definition, if ParentCo elects a Cash Settlement pursuant to Section 10.02 and ParentCo effects a substantially concurrent issuance or sale of ParentCo Class A Common Stock in a substantially concurrent offering of ParentCo Class A Common Stock to fund the Cash Settlement, then the Unit Redemption Price will equal the amount of net proceeds (after deduction of any underwriters’ discounts or commissions and brokers’ fees or commissions) from such substantially concurrent issuance of sale per share of ParentCo Class A Common Stock.

“Unit” means a unit representing a fractional part of the membership interest of a Member and includes LLC Units, Incentive Units, LTIP Units, and any Units representing any other class of membership interests in the Company designated by the Company after the date hereof in accordance with this Agreement, provided that

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(a) any type, class, or series of Units will have the designations, preferences, and/or special rights set forth or referenced in this Agreement, and (b) the membership interests of the Company represented by such type, class, or series of Units will be determined in accordance with such designations, preferences, and/or special rights.

“Unvested Distribution Amount” has the meaning set forth in Section 5.03(b)(ii).

“Unvested Incentive Units” has the meaning set forth in Section 3.02(c)(i).

“Unvested LTIP Units” has the meaning set forth in Section 3.03(c)(i).

“Vested Incentive Units” has the meaning set forth in Section 3.02(c)(ii).

“Vested LTIP Units” has the meaning set forth in Section 3.03(c)(ii).

“Voting Incentive Units” has the meaning set forth in Section 3.01(b).

“Withholding Advances” has the meaning set forth in Section 5.07(b).

Section 1.02    Definitional and Interpretative Provisions.

(a)    For purposes of this Agreement: (i) the words “include,” “includes” and “including” will be deemed to be followed by the words “without limitation”; (ii) the term “or” is not exclusive; and (iii) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole.

(b)    The terms “shall” and “will” have the same meaning hereunder.

(c)    The definitions given for any defined terms in this Agreement will apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun will include the corresponding masculine, feminine and neuter forms.

(d)    Unless the context otherwise requires, references herein: (i) to Articles, Sections, Annexes, and Exhibits mean the Articles and Sections of, and Annexes and Exhibits attached to, this Agreement; (ii) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and (iii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder.

(e)    This Agreement will be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted. The Schedules, Annexes, and Exhibits referred to herein will be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

(f)    The term “dollar” or symbol “$” refer to the lawful currency of the United States of America.

Article 2
THE COMPANY

Section 2.01    Formation.

(a)    As set forth more particularly in the Recitals, the Company was organized as a limited liability company pursuant to the provisions of the laws of the State of Delaware and by the filing of the Certificate of Formation for the Company with the Secretary of State of the State of Delaware. All prior limited liability company agreements of the Company, including all amendments, whether written or oral, are hereby amended and restated and superseded in their entirety by this Agreement.

(b)    This Agreement will constitute the “Limited Liability Company Agreement” (as that term is used in the Act) of the Company. The rights, powers, duties, obligations, and liabilities of the Members will be determined pursuant to the Act and this Agreement. To the extent that the rights, powers, duties, obligations, and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Act in the absence of such provision, this Agreement will, to the extent permitted by the Act, control.

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Section 2.02    Name. The name of the Company is “Manscaped Holdings, LLC” and its business will be carried on in such name with such variations and changes as the Managing Member may determine or deem necessary to comply with requirements of the jurisdictions in which the Company’s operations are conducted. The Managing Member will have the authority to execute, acknowledge, deliver, file, and record such further certificates, amendments, instruments, and documents, and to do all such other acts and things, as may be required by Applicable Law or as, in the reasonable judgment of the Managing Member, may be necessary or advisable to effect such change.

Section 2.03    Principal Office. The location of the principal office of the Company will be such location as the Managing Member may from time-to-time designate.

Section 2.04    Registered Office; Registered Agent. The registered office of the Company will be the office of the initial registered agent named in the Certificate of Formation or such other office (which need not be a place of business of the Company) as the Managing Member may designate from time to time in the manner provided by the Act.

Section 2.05    Business Purpose; Powers. The Company is formed for the purpose of engaging in any lawful business, purpose, or activity for which limited liability companies may be formed under the Act. The Company shall possess and may exercise all the powers and privileges granted by the Act or by any other applicable law or by this Agreement, together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company.

Section 2.06    Term. The Company commenced on June 6, 2019, the date on which the Certificate of Formation was filed in the office of the Secretary of State of Delaware in accordance with the Act, and will continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

Section 2.07    No State Law Partnership. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member by virtue of this Agreement, for any purposes other than as set forth in Section 2.08. Neither this Agreement nor any other document entered into by the Company or any Member relating to the subject matter hereof shall be construed to suggest otherwise.

Section 2.08    Partnership Tax Status. The Members intend that the Company will be treated as a partnership for federal, state, and local income tax purposes. The Members and the Company agree to take such actions as may be necessary to receive and maintain such treatment and to refrain from taking any actions inconsistent therewith. Each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

Section 2.09    Regulation of Internal Affairs. The internal affairs of the Company and the conduct of its business will be regulated by this Agreement, and to the extent not provided for herein, will be determined by the Managing Member.

Section 2.10    Ownership of Property. Legal title to all Property conveyed to, or held by, the Company or its Subsidiaries shall reside in the Company or its Subsidiaries (as applicable) and shall be conveyed only in the name of the Company or its Subsidiaries (as applicable), and no Member or any other Person, individually, shall have any ownership of such Property.

Section 2.11    Subsidiaries. The Company shall cause the business and affairs of each of its Subsidiaries to be managed by the Managing Member in accordance with and in a manner consistent with this Agreement.

Section 2.12    Qualification in Other Jurisdictions. The Managing Member shall execute, deliver, and file certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in the jurisdictions in which the Company may wish to conduct business. In those jurisdictions in which the Company may wish to conduct business in which qualification or registration under assumed or fictitious names is required or desirable, the Managing Member shall cause the Company to be so qualified or registered in compliance with Applicable Law.

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Article 3
UNITS; MEMBERS; BOOKS AND RECORDS; REPORTS

Section 3.01    Units Generally.

(a)    Each Member’s membership interest in the Company, including such Member’s interest in the capital, income, gain, loss, deduction, and expense of the Company and the right to distributions, as provided in this Agreement, will be represented by Units. The ownership by a Member of Units will entitle such Member to allocations of profits and losses and other items and distributions of cash and other property as is set forth in Article 5.

(b)    Subject to compliance with the terms of this Agreement, Units may be divided into one or more types, classes, or series as determined by the Managing Member. Each type, class, or series of Units will have the privileges, preference, duties, liabilities, obligations, and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class, or series. The Company has three (3) classes of Units: “LLC Units,” “Incentive Units,” and “LTIP Units.” The Incentive Units are (or will be) designated as either voting Incentive Units (“Voting Incentive Units”) or non-voting Incentive Units (“Non-Voting Incentive Units”). Each Voting Incentive Unit will have one (1) vote per Unit and will be treated for voting purposes as if it were an LLC Unit.

(c)    Effective upon the recapitalization of the Company and conversion of Units pursuant to the Restructuring Agreement, the Historic Members who previously held Common Units and/or Series A Preferred Units were issued LLC Units in exchange for their Common Units and/or Series A Preferred Units (as applicable). Pursuant to the Restructuring Agreement, the Incentive Units were recapitalized such that each Incentive Unit has a Capital Account equal to the LLC Unit Capital Account Amount (i.e., unitization).

(d)    In connection with the contribution by Intermediate Holdco of the equity of Merger Sub LLC to the Company subsequent to the Third Merger, (i) Intermediate Holdco will receive LLC Units in exchange therefore and (ii) will be admitted to the Company as the Managing Member effective upon such contribution.

(e)    The Managing Member shall maintain on behalf of the Company a schedule of all Members, their respective mailing addresses, and the number and class of Units or any other Company Equity Securities held by each of them (the “Members Schedule”), as set forth on Exhibit A attached hereto. The Managing Member shall update the Members Schedule upon the issuance or Transfer of Units (or any other Company Equity Securities) to any new or existing Member and upon any transaction pursuant to Section 9.01 or Article 10. The Members Schedule will be kept confidential, but will be available for review by any Party upon such Party’s written request to the Company at Company’s principal place of business and at such reasonable times as may be designated by the Managing Member. Notwithstanding anything to the contrary contained herein or in the Act, neither the Managing Member nor the Company shall be required to disclose an unredacted Members Schedule to any Non-ParentCo Member, or any other information showing the identity of the other Non-ParentCo Members or the number and class of Units owned by another Non-ParentCo Member. For each Non-ParentCo Member, the Company shall provide such Member, upon request, a redacted copy of the Members Schedule revealing only such Member’s Units (or any other Company Equity Securities), the total number of issued and outstanding Units, and such Member’s Percentage Interest. When any Units or other Equity Securities of the Company are issued, repurchased, redeemed, or Transferred in accordance with this Agreement, the Managing Member shall amend the Members Schedule to reflect such issuance, repurchase, redemption, or Transfer, the admission of additional or substitute Members, and the resulting Percentage Interest, as applicable, of each Member. Following the date hereof, no Person will be admitted as a Member and no additional Units will be issued except as expressly provided herein.

(f)    Any subdivision (by stock split, stock dividend, reclassification, recapitalization, or otherwise) or combination (by reverse stock split, reclassification, recapitalization, or otherwise) of ParentCo Class A Common Stock will be accompanied by an identical subdivision or combination, as applicable, of LLC Units, Incentive Units, and LTIP Units.

(g)    The Managing Member may cause the Company to authorize and issue from time to time such other Units or Company Equity Securities of any type, class, or series and having the designations, preferences, and/or special rights as may be determined by the Managing Member. Such Units or other Equity Securities may be issued pursuant to such agreements as the Managing Member may approve, including with respect to Persons employed by or otherwise performing services for the Company or any of its Subsidiaries, other equity compensation agreements,

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options, or warrants. When any such other Units or other Equity Securities are authorized and issued, the Members Schedule and this Agreement will be amended by the Managing Member to reflect such additional issuances and resulting dilution.

(h)    Notwithstanding the forgoing, the Company shall not (and the Managing Member shall not cause the Company to) issue Units (including Incentive Units and LTIP Units) if such issuance could result in the Company having more than 95 partners within the meaning of Treasury Regulations Section 1.7704-1(h).

Section 3.02    Incentive Units.

(a)    Designation. The Managing Member has issued Incentive Units in the Company to providers of services to the Company and/or any Subsidiary of the Company. Each holder and beneficiary of an Incentive Unit has the rights, privileges, preferences, and obligations with respect to Incentive Units set forth in this Agreement, as modified by the 2019 Equity Incentive Plan and/or any Award Agreement applicable to such Incentive Unit. Any Incentive Unit designated as a Voting Incentive Unit will have voting rights that are equal to that of an LLC Unit. No new Incentive Units shall be issued after the date hereof.

(b)    Plan; Award Agreements. Incentive Units have been issued in exchange for future and/or past services to the Company or a Company Subsidiary, but not for cash or other property. The Company adopted the 2019 Equity Incentive Plan pursuant to which all Incentive Units have been granted in compliance with Rule 701 of the Securities Act or another applicable exemption. In connection with the adoption of the 2019 Equity Incentive Plan and issuance of Incentive Units, the Managing Member has negotiated and entered into Award Agreements with each service provider to whom the Company granted Incentive Units.

(c)    Vesting. The Managing Member has established such vesting and forfeiture criteria for the Incentive Units as it determined in its discretion, consistent with the vesting and forfeiture criteria in the 2019 Equity Incentive Plan and/or the applicable Award Agreement with respect to such Incentive Units. As used in this Agreement:

(i)    any Incentive Units that have not vested pursuant to the terms of the 2019 Equity Incentive Plan and any associated Award Agreement are referred to as “Unvested Incentive Units”; and

(ii)    any Incentive Units that have vested pursuant to the terms of the 2019 Equity Incentive Plan and any associated Award Agreement are referred to as “Vested Incentive Units.”

(d)    Distribution Participation. At the time the Incentive Units were issued, the Capital Account of each holder of such Units to the extent relating to such Incentive Units was equal to zero. Pursuant to the recapitalization of the Company under the Restructuring Agreement, the Incentive Units were recapitalized such that each Incentive Unit has a Capital Account equal to the LLC Unit Capital Account Amount (i.e., unitization). A holder of Unvested Incentive Units will not have the right to participate in Distributions with respect to such Unvested Incentive Units, except in connection with a Dissolution Event or a Change of Control, subject to any applicable distribution threshold as set forth in this Agreement or in any Incentive Plan or applicable Award Agreement (the “Distribution Threshold”).

(e)    Distribution Threshold. Immediately prior to each issuance of Incentive Units, the Managing Member determined in good faith the Incentive Liquidation Value of such Units. In each Award Agreement that the Company entered into with a service provider with respect to an issuance of Incentive Units, the Managing Member provided an appropriate Distribution Threshold for such Incentive Units that is equal to or exceeds the applicable Incentive Liquidation Value of such Units, as of immediately prior to the issuance of such Incentive Units. The Distribution Threshold of any Incentive Unit granted to any Person will be adjusted in the following manner as determined by the Managing Member in its sole discretion:

(i)    In the event of any distribution with respect to Incentive Units issued prior to such Incentive Unit or to any Units other than Incentive Units, the Distribution Threshold of such Incentive Unit will be reduced (but not below zero) by the amount of such distribution.

(ii)    In the event of any redemption or repurchase by the Company of Incentive Units issued prior to such Incentive Unit or any Units other than Incentive Units, the Distribution Threshold of such Incentive Unit will be reduced (but not below zero) by the amount of such redemption or repurchase.

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(iii)    In the event of any Capital Contribution while such Incentive Unit is outstanding, the Distribution Threshold of such Incentive Unit will be increased by the amount of such Capital Contribution unless the Managing Member determines that an increase to the Distribution Threshold is not necessary to avoid a capital shift to the Capital Account underlying such Incentive Unit.

(iv)    Notwithstanding the foregoing, the Distribution Threshold of any Incentive Units granted to any Person may be adjusted after the grant of such Units as reasonably determined by the Managing Member to account for any issuance, split, or combination of Units, Unit redemption, other change in the Company’s capital structure, or any additional Capital Contributions.

(f)    Treatment as Profits Interest. It is intended by the Company and each Party hereto that each Incentive Unit granted by the Company constitutes a Profits Interest that when issued does not cause a taxable event. The provisions of this Agreement, the 2019 Equity Incentive Plan, and each Award Agreement pursuant to which Incentive Units are granted will be interpreted and applied in accordance with such intent.

(g)    Treatment as Unitholder. A holder of one or more Incentive Units (including a holder of an Unvested Incentive Unit) will be (i) a Member of the Company, (ii) an Incentive Unit holder, and (iii) treated as a partner for tax and Capital Account purposes. The Company shall issue IRS Schedule K-1s and any applicable analogous schedules for state and local tax purposes to each holder of Incentive Units.

Section 3.03    LTIP Units.

(a)    Designation. The Managing Member is authorized to issue LTIP Units in the Company to providers of services to, or for the benefit of, the Company. LTIP Units will be issued at the time specified in the 2021 Management Incentive Plan. Each holder and beneficiary of an LTIP Unit will have the rights, privileges, preferences, and obligations with respect to LTIP Units set forth in this Agreement, as modified by the 2021 Management Incentive Plan and/or any Award Agreement applicable to such LTIP Unit. No LTIP Units will have voting rights.

(b)    Plan; Award Agreements. An LTIP Unit may be issued in exchange for future and/or past services to, or for the benefit of, the Company, but may not be issued in exchange for cash or other property. The Company adopted the 2021 Management Incentive Plan pursuant to which all LTIP Units were granted in compliance with Rule 701 of the Securities Act or another applicable exemption. In connection with the adoption of the 2021 Management Incentive Plan and issuance of LTIP Units, the Managing Member is hereby authorized to negotiate and enter into Award Agreements with each service provider to whom the Company grants LTIP Units. Each Award Agreement involving the issuance of LTIP Units will include such terms, conditions, rights, and obligations as may be determined by the Managing Member, in its sole discretion, consistent with the 2021 Management Incentive Plan and the terms herein. Upon the issuance of one or more LTIP Units, the Members Schedule will be updated to reflect such issuance.

(c)    Vesting. The Managing Member shall establish such vesting and forfeiture criteria for the LTIP Units as it may determine in its discretion, and shall include such vesting and forfeiture criteria in the 2021 Management Incentive Plan and/or the applicable Award Agreement with respect to such LTIP Units. As used in this Agreement:

(i)    any LTIP Units that have not vested pursuant to the terms of the 2021 Management Incentive Plan and/or the applicable Award Agreement are referred to as “Unvested LTIP Units”; and

(ii)    any LTIP Units that have vested pursuant to the terms of the 2021 Management Incentive Plan and/or the applicable Award Agreement are referred to as “Vested LTIP Units.”

(d)    Forfeiture or Transfer of Vested LTIP Units. Unless otherwise specified in the relevant Award Agreement, upon the occurrence of any event specified in an Award Agreement resulting in either the forfeiture of any LTIP Units or the repurchase thereof by the Company at a specified purchase price, then, upon the occurrence of the circumstances resulting in such forfeiture or repurchase by the Company, the relevant LTIP Units will immediately, and without any further action, be treated as cancelled and no longer outstanding for any purpose. Unless otherwise specified in the relevant Award Agreement, no consideration or other payment will be due or payable with respect to any LTIP Units that have been forfeited, provided that with respect to any distribution declared with a record date prior to the effective date of such forfeiture, such forfeited LTIP Units will be included in calculating Percentage Interests.

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(e)    LTIP Unit Adjustments. If an LTIP Unit Adjustment Event (as defined below) occurs, then the Managing Member shall make a corresponding adjustment to the LTIP Units to maintain the same correspondence between LLC Units and LTIP Units as had existed immediately prior to such LTIP Unit Adjustment Event. For the avoidance of doubt, any such adjustment pursuant to this Section 3.03(e) will be made only to the extent necessary to correct for the dilutive effects of any LTIP Unit Adjustment Event, and not with respect to any other increase in the number of LLC Units or decrease in the number of LTIP Units, regardless of whether such increases or decreases occur simultaneously with an LTIP Unit Adjustment Event.

(i)    The following items will constitute “LTIP Unit Adjustment Events”:

(A)    The Company makes a distribution on all outstanding LLC Units in the form of Units.

(B)    The Company subdivides the outstanding LLC Units into a greater number of Units or combines the outstanding LLC Units into a smaller number of Units.

(C)    The Company issues any Units in exchange for its outstanding LLC Units by way of a reclassification or recapitalization.

(D)    Any action having a substantially similar effect to any item in clause (A) through clause (C) above.

(ii)    If more than one LTIP Unit Adjustment Event occurs, then the adjustment to the LTIP Units need be made only once using a single formula that takes into account all of the LTIP Unit Adjustment Events as if all such LTIP Unit Adjustment Events occurred simultaneously.

(iii)    The Company shall make any adjustments to the LTIP Units required by Section 4.02(d) (but without duplicating adjustments made pursuant to Section 3.03(e)(i) and Section 3.03(e)(ii)).

(iv)    If an adjustment is made to the LTIP Units pursuant to this Section 3.03(e) or Section 4.02(d), then the Company shall promptly file in the books and records of the Company an officer’s certificate setting forth such adjustment and a brief statement of the facts requiring such adjustment. Such certificate will constitute conclusive evidence of the correctness of such adjustment absent manifest error. Promptly after filing such certificate, the Company shall mail or otherwise provide notice to each holder of LTIP Units setting forth the adjustment to his or her LTIP Units and the effective date of such adjustment.

(f)    LTIP Sub-Accounts; Conversion of LTIP Units. A separate sub-account (an “LTIP Sub-Account”) will be established and maintained for each Member in respect of LTIP Units held by such Member. The balance of each LTIP Sub-Account will initially be zero and will be adjusted based on the rules for adjusting Capital Accounts in Section 5.02(a) through Section 5.02(c) as if the LTIP Sub-Account were a Capital Account and the Member only held such Member’s LTIP Units.

(i)    If at any time the balance in an LTIP Sub-Account equals (or exceeds) the product of the number of LTIP Units to which such LTIP Sub-Account relates multiplied by the LLC Unit Capital Account Amount (determined as of such time), then (A) the Unvested LTIP Units to which such LTIP Sub-Account relates will automatically convert into Equitized LTIP Units and, (B) notwithstanding Section 4.02(a), the Vested LTIP Units to which such LTIP Sub-Account relates will automatically convert into LLC Units.

(ii)    If an Equitized LTIP Unit becomes a Vested LTIP Unit, then, notwithstanding Section 4.02(a), such Equitized LTIP Unit will automatically convert into an LLC Unit.

(g)    Transfer Rights. Subject to the terms of the relevant Award Agreement or other document pursuant to which LTIP Units are granted, a Member who holds one or more LTIP Units may not transfer all or any portion of his or her LTIP Units.

(h)    Treatment as Profits Interest. It is intended by the Company and each Party hereto that each LTIP Unit granted by the Company will constitute a Profits Interest that when issued will not cause a taxable event. The provisions of this Agreement, the 2021 Management Incentive Plan, and any applicable Award Agreement will be interpreted and applied in accordance with such intent.

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(i)    Treatment as Unitholder. A holder of one or more LTIP Units (including a holder of an Unvested LTIP Unit) will be (i) a Member of the Company, (ii) an LTIP Unit holder, and (iii) treated as a partner for tax and Capital Account purposes. The Company shall issue IRS Schedule K-1s and any applicable analogous schedules for state and local tax purposes to each holder of LTIP Units.

Section 3.04    Earnout Units. (a) Members holding LLC Units as of the Second Effective Time have the contingent right to receive Earnout LLC Units and (b) Members holding Incentive Units as of the Second Effective Time have the contingent right to receive Earnout Incentive Units as of the Second Effective Time, in each case based on the terms stated in Annex I.

Section 3.05    Certification of Units.

(a)    The Managing Member in its sole discretion may, but will not be required to, cause the Company to issue certificates to the Members representing the Units held by such Member.

(b)    In the event that the Company issues certificates representing Units in accordance with Section 3.05(a), then in addition to any other legend required by the Act, all certificates representing issued and outstanding Units will bear a legend substantially in the following form:

THE UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, AS AMENDED, RESTATED, SUPPLEMENTED, AND/OR OTHERWISE MODIFIED FROM TIME TO TIME, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION OF THE UNITS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT.

THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS, AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

(c)    In the event that the Company issues certificates representing Incentive Units in accordance with Section 3.05(a), then in addition to any other legend required by the Act and Section 3.05(b), any certificate evidencing an Incentive Unit will bear an appropriate legend indicating that additional terms, conditions, and restrictions on transfer, including those provisions set forth in the applicable Award Agreement, will apply to the Incentive Unit.

(d)    In the event that the Company issues certificates representing LTIP Units in accordance with Section 3.05(a), then in addition to any other legend required by the Act and Section 3.04(b), any certificate evidencing an LTIP Unit will bear an appropriate legend indicating that additional terms, conditions, and restrictions on transfer, including those provisions set forth in the applicable Award Agreement, will apply to the LTIP Unit.

Section 3.06    Substitute Members and Additional Members.

(a)    No Transferee of any Units (or any other Company Equity Securities) or Person to whom any Units (or any other Company Equity Securities) are issued pursuant to this Agreement will be admitted as a Member hereunder or acquire any rights hereunder, including any voting rights or the right to receive distributions and allocations in respect of the Transferred or issued Units (or other Company Equity Securities), as applicable, unless (i) such Units (or other Company Equity Securities) were Transferred or issued in compliance with the provisions of this Agreement (including Article 8 or Article 10, as applicable), (ii) such Transferee or recipient has executed and delivered to the Company such instruments as the Managing Member deems necessary or desirable, in its reasonable discretion, to effectuate the admission of such Transferee or recipient as a Member and to confirm the agreement of such Transferee or recipient to be bound by all the terms and provisions of this Agreement, (iii) the Managing Member has received the opinion of counsel, if any, required by Section 3.06(b) in connection with such Transfer, and (iv) all necessary instruments reflecting such Transfer and/or admission have been filed in each jurisdiction in which such filling is necessary in order to qualify the company to conduct business or to preserve the limited liability of

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the Members. Upon complying with the immediately preceding sentence, without the need for any further action of any Person, a Transferee or recipient shall be deemed admitted to the Company as a Member. A Substitute Member shall enjoy the same rights, and be subject to the same obligations, as the Transferor; provided that such Transferor shall not be relieved of any obligation or liability hereunder arising prior to the consummation of such Transfer but shall be relieved of all future obligations with respect to the Units so Transferred. As promptly as practicable after the admission of any Person as a Member, the books and records of the Company will be changed to reflect such admission of a Substitute Member or Additional Member. In the event of any admission of a Substitute Member or Additional Member pursuant to this Section 3.06(a), this Agreement will be deemed amended to reflect such admission, and any formal amendment of this Agreement (including the Members Schedule) in connection therewith shall only require execution by the Company and such Substitute Member or Additional Member, as applicable, to be effective.

(b)    As a further condition to any Transfer of all or any part of a Member’s Units (or any other Company equity), the Managing Member may, in its discretion, require a written opinion of counsel to the transferring Member reasonably satisfactory to the Managing Member, obtained at the sole expense of the transferring Member, reasonably satisfactory in form and substance to the Managing Member, as to such matters as are customary and appropriate in transactions of this type, including (or, in the case of any Transfer made to a Permitted Transferee, limited to an opinion) to the effect that such Transfer will not result in a violation of the registration or other requirements of the Securities Act or any other federal or state securities laws. No such opinion, however, will be required in connection with a Transfer made pursuant to Article 10 or Section 9.01 of this Agreement.

(c)    If a Member shall Transfer all (but not less than all) of such Member’s Units (and any other Company equity), then the Member will thereupon cease to be a Member of the Company.

(d)    All reasonable costs and expenses incurred by the Managing Member and the Company in connection with any Transfer of a Member’s Units, including any filing and recording costs and the reasonable fees and disbursements of counsel for the Company, will be paid by the transferring Member. In addition, the transferring Member hereby indemnifies and holds harmless the Managing Member and the Company against any losses, claims, damages, or liabilities to which the Managing Member, the Company, or any of their Affiliates may become subject arising out of, or based upon, any false representation or warranty made by, or breach or failure to comply with any covenant or agreement of, such transferring Member or such transferee in connection with such Transfer.

(e)    In connection with any Transfer of any portion of a Member’s Units pursuant to Article 10 of this Agreement, the Managing Member shall cause the Company to take any action as may be required under Article 10 of this Agreement or requested by any party thereto to effect such Transfer promptly.

Section 3.07    Tax and Accounting Information.

(a)    Accounting Decisions and Reliance on Others. All decisions as to accounting matters, except as otherwise specifically set forth herein, will be made by the Managing Member in accordance with Applicable Law and with accounting methods followed for U.S. federal income tax or other applicable tax purposes. In making these decisions, the Managing Member may rely upon the advice of the Company’s independent accountants.

(b)    Records and Accounting Maintained. The books and records of the Company will be kept, and the financial position and the results of its operations recorded, in all material respects in accordance with United States GAAP as in effect from time to time. The Company’s Fiscal Year will be used for financial reporting and for U.S. federal income tax purposes.

(c)    Financial Reports.

(i)    The books and records of the Company will be audited as of the end of each Fiscal Year by the same accounting firm that audits the books and records of ParentCo (or, if such firm declines to perform such audit, by an accounting firm selected by the Managing Member).

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(ii)    In the event neither ParentCo nor the Company is required to file an annual report on SEC Form 10-K or a quarterly report on SEC Form 10-Q, the Company shall deliver, or cause to be delivered, the following to ParentCo and each of the Non-ParentCo Members, in each case for so long as the Substantial Ownership Requirement is met:

(A)    not later than ninety (90) days after the end of each Fiscal Year, a copy of the audited consolidated balance sheet of the Company and its Subsidiaries as of the end of such Fiscal Year and the related statements of operations and cash flows for such Fiscal Year, setting forth in each case in comparative form the figures for the previous year, all in reasonable detail; and

(B)    not later than forty-five (45) days or such later time as permitted under applicable securities law after the end of each of the first three (3) fiscal quarters of each Fiscal Year, the unaudited consolidated balance sheet of the Company and its Subsidiaries, and the related statements of operations and cash flows for such quarter and for the period commencing on the first day of the Fiscal Year and ending on the last day of such fiscal quarter.

(d)    Tax Returns.

(i)    The Company shall timely prepare or cause to be prepared by an accounting firm selected by the Managing Member all federal, state, local and foreign tax returns (including information returns) of the Company and its Subsidiaries, and shall cause such returns to be timely filed. Upon request of any Member, the Company shall furnish to such Member a copy of each such tax return.

(ii)    The Company shall furnish to each Member (A) as soon as reasonably commercially practical after the end of each Fiscal Year and in any event by June 1 of the subsequent Fiscal Year, all information concerning the Company and its Subsidiaries required for the preparation of income tax returns of such Member (or any beneficial owner(s) of such Member), including a report (including IRS and any applicable state Schedule K-1s) stating each Member’s share of the Company’s taxable income, gain, credits, losses, and deductions for such year in sufficient detail to enable such Member to prepare federal, state, and other income tax returns, provided that the Managing Member’s reasonable good faith estimates of such information will be provided by April 1 of the subsequent Fiscal Year; (B) as soon as reasonably possible after the close of the relevant fiscal period, but in no event later than ten (10) days prior to the date an estimated tax payment is due, the information concerning the Company that is required to enable such Member (or any beneficial owner(s) of such Member) to pay estimated U.S. federal, state, and/or local income taxes; and (C) as soon as reasonably possible after a request by such Member, such other information concerning the Company and its Subsidiaries that is reasonably requested by such Member for compliance with its tax obligations (or the tax obligations of any beneficial owner(s) of such Member) or for tax planning purposes.

(e)    Inconsistent Positions. No Member shall take a position on any income tax return of such Member (and no beneficial owner of any Member shall take a position on any income tax return of such beneficial owner) with respect to any item of Company income, gain, deduction, loss, or credit that is inconsistent with the position taken on the Company’s income tax returns with respect to such item unless (i) such Member notifies the Company of the different position the Member (or beneficial owner) desires to take and (ii) the Company’s regular income tax advisors, after consulting with the Member, are unable to provide an opinion stating that (after taking into account all of the relevant facts and circumstances) the arguments in favor of the Company’s position outweigh the arguments in favor of the Member’s (or the beneficial owner’s) position.

Section 3.08    Books and Records. The Company shall keep full and accurate books of account and other records of the Company at its principal place of business. For so long as the Substantial Ownership Requirement is met, each Non-ParentCo Member shall have the right to inspect the books and records of ParentCo, the Company, or any of their Subsidiaries, provided that (i) such inspection will be at reasonable times and upon reasonable prior notice to the Company, but not more frequently than once per calendar quarter and (ii) neither ParentCo, the Company, nor any of their Subsidiaries shall be required to disclose (A) any information the Managing Member determines to be competitively sensitive, (B) any privileged information of ParentCo, the Company, or any of their Subsidiaries, so long as the Company has used commercially reasonable efforts to enter into an arrangement pursuant to which it may provide such information to the Non-ParentCo Members, as the case may be, without the loss of any such privilege, and (C) the Members Schedule or related information described in Section 3.01(e).

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Article 4
PARENTCO OWNERSHIP; RESTRICTIONS ON PARENTCO STOCK

Section 4.01    ParentCo Ownership.

(a)    Except as otherwise determined by Intermediate Holdco, if at any time ParentCo issues one or more shares of ParentCo Class A Common Stock (including Earnout Shares and shares issued upon the settlement of a ParentCo RSU) or any other Equity Security of ParentCo entitled to any economic rights with respect to ParentCo (excluding ParentCo Class B Common Stock and any other Equity Security of ParentCo not entitled to any economic rights with respect thereto) (a “ParentCo Economic Security”), then—

(i)    the Company shall issue to Intermediate Holdco (A) one LLC Unit per share of ParentCo Class A Common Stock issued by ParentCo (if ParentCo issues one or more shares of ParentCo Class A Common Stock) or (B) such other Equity Security of the Company (if ParentCo issues a ParentCo Economic Security other than ParentCo Class A Common Stock) corresponding to the ParentCo Economic Security with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such ParentCo Economic Security;

(ii)    ParentCo shall make a capital contribution to Intermediate Holdco of the net proceeds received by ParentCo in connection with the issuances of the ParentCo Economic Security described in clause (i) above, if any;

(iii)    Intermediate Holdco shall make a Capital Contribution to the Company of the net proceeds received from ParentCo pursuant to clause (ii) above; if any;

(iv)    provided that

(A)    if ParentCo issues any shares of ParentCo Class A Common Stock (or other ParentCo Economic Securities) and some or all of the net proceeds of such issuance are used to fund the redemption, repurchase, or other acquisition of shares of ParentCo Class A Common Stock (or other ParentCo Economic Securities), then ParentCo will not be required to contribute such net proceeds to the Company to the extent such net proceeds are used or will be used to fund such redemption, repurchase, or other acquisition; provided, further that

(B)    if ParentCo issues any shares of ParentCo Class A Common Stock in order to purchase (or fund the purchase of) (1) from a Non-ParentCo Member a number of LLC Units (and shares of ParentCo Class B Common Stock) equal to the number of shares of ParentCo Class A Common Stock issued, (2) from a Non-ParentCo Member a number of Incentive Units (and, in the case of Voting Incentive Units, shares of ParentCo Class B Common Stock) equal to the equivalent number of shares of ParentCo Class A Common Stock as determined under Article 10, or (3) a number of shares of ParentCo Class A Common Stock equal to the number of shares of ParentCo Class A Common Stock issued, then (I) the Company shall not issue any new LLC Units in connection therewith and (II) ParentCo shall not be required to transfer such net proceeds of issuances of a ParentCo Economic Security to Intermediate Holdco (it being understood that such net proceeds will instead be transferred to such Non-ParentCo Member or transferor of ParentCo Class A Common Stock, as applicable, as consideration for such purchase).

(b)    For the avoidance of doubt, this Article 4 will apply to the issuance and distribution to holders of shares of ParentCo Common Stock of rights to purchase Equity Securities of ParentCo under a “poison pill” or similar shareholders rights plan (it being understood that upon the redemption or exchange of Units (including any such right to purchase LLC Units in the Company) for shares of ParentCo Class A Common Stock, such ParentCo Class A Common Stock will be issued together with a corresponding right to purchase Equity Securities of ParentCo).

(c)    If at any time ParentCo issues one or more shares of ParentCo Class A Common Stock in connection with an equity incentive program, whether such share(s) are issued upon exercise of an option, settlement of a restricted stock unit, as restricted stock, or otherwise, then the Company shall issue to Intermediate Holdco the appropriate number of Incentive Units or LLC Units as determined by the Managing Member in its sole reasonable discretion, provided that (i) ParentCo shall concurrently contribute to Intermediate Holdco the net proceeds (if any) received by ParentCo from or otherwise in connection with such corresponding issuance of one or more shares of ParentCo Class A Common Stock, including the exercise price of any option exercised, and (ii) Intermediate Holdco shall make a Capital Contribution to the Company of the proceeds of the contribution from ParentCo. If any such

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shares of ParentCo Class A Common Stock so issued by ParentCo in connection with an equity incentive program or any outstanding Sponsor Earnout Shares are subject to vesting or forfeiture provisions, then the Units that are issued by the Company to Intermediate Holdco in connection therewith in accordance with the preceding provisions of this Section 4.01(c) will be subject to vesting or forfeiture on the same basis as the corresponding shares of ParentCo Class A Common Stock. If any such shares of ParentCo Class A Common Stock vest or are forfeited, then a corresponding number of the Units issued by the Company in accordance with the preceding provisions of this Section 4.01(c) (as determined by the Managing Member) will automatically vest or be forfeited. Any cash or property held by ParentCo, Intermediate Holdco, or the Company or on each other’s behalf in respect of dividends paid on restricted ParentCo Class A Common Stock that fails to vest will be returned to the Company upon the forfeiture of such restricted ParentCo Class A Common Stock.

(d)    If at any time ParentCo issues one or more shares of ParentCo Class A Common Stock in connection with the exercise of a Bright Lights Warrant:

(i)    ParentCo shall, as soon as practicable after such exercise, make a capital contribution to Intermediate Holdco in an amount equal to the exercise price paid to ParentCo in connection with the exercise of the Bright Lights Warrant.

(ii)    Immediately after the capital contribution described in Section 4.01(d)(i), Intermediate Holdco shall make a capital contribution to the Company in an amount equal to the exercise price described in Section 4.01(d)(i).

(iii)    Notwithstanding the amount of the capital contribution actually made pursuant to Section 4.01(d)(ii), Intermediate Holdco will be deemed to have contributed to the Company as a Capital Contribution, in lieu of the capital contribution actually made and in consideration for additional LLC Units, an amount equal to product of (A) the value of a share of Class A Common Stock as of the date of such exercise multiplied by (B) the number of shares of Class A Common Stock then being issued by ParentCo in connection with the exercise of such Bright Lights Warrant. The provisions of this Section 4.01(d)(iii) will be accounted for by the Company using principles applicable to Noncompensatory Options (including as provided for in Section 5.05(a)).

(iv)    Intermediate Holdco will receive in exchange for the Capital Contribution (as deemed made under Section 4.01(d)(iii)) a number of LLC Units equal to the number of shares of Class A Common Stock issued upon exercise of such Bright Lights Warrant.

Section 4.02    Restrictions on ParentCo Stock.

(a)    Except as otherwise determined by the Managing Member in accordance with Section 4.02(f), (i) the Company may not issue any additional LLC Units to any ParentCo Member unless substantially simultaneously therewith a ParentCo Member issues or sells an equal number of shares of ParentCo Class A Common Stock to another Person, (ii) the Company may not issue any additional LLC Units or any Voting Incentive Units to any Person other than a ParentCo Member unless simultaneously therewith ParentCo issues or sells an equal number of shares of ParentCo Class B Common Stock to such Person, and (iii) the Company may not issue any other Company Equity Securities to any ParentCo Member unless substantially simultaneously therewith a ParentCo Member issues or sells to another Person an equal number of shares of a new class or series of Equity Securities of ParentCo with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of the Company.

(b)    Except as otherwise determined by the Managing Member in accordance with Section 4.02(f):

(i)    A ParentCo Member may not redeem, repurchase, or otherwise acquire any shares of ParentCo Class A Common Stock unless substantially simultaneously therewith the Company redeems, repurchases, or otherwise acquires from a ParentCo Member an equal number of LLC Units for the same price per security (or, if the ParentCo Member uses funds distributed by the Company or the net proceeds from an issuance of ParentCo Class A Common Stock to fund such redemption, repurchase, or acquisition, then the Company shall cancel an equal number of LLC Units for no consideration).

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(ii)    A ParentCo Member may not redeem, repurchase, or otherwise acquire any ParentCo Economic Securities (other than ParentCo Class A Common Stock) unless substantially simultaneously therewith the Company redeems or repurchases from a ParentCo Member an equal number of Company Equity Securities of a corresponding class or series with substantially the same rights to dividends and distributions (including distributions upon liquidation) or other economic rights as those of such Equity Securities of ParentCo for the same price per security (or, if the ParentCo Member uses funds distributed by the Company or the net proceeds from an issuance of the same class and type of ParentCo Economic Security, then the Company shall cancel an equal number of its corresponding Company Equity Securities for no consideration).

(c)    Except as otherwise determined by the Managing Member in accordance with Section 4.02(f):

(i)    The Company may not redeem, repurchase, or otherwise acquire LLC Units from a ParentCo Member unless substantially simultaneously therewith a ParentCo Member redeems, repurchases, or otherwise acquires an equal number of shares of ParentCo Class A Common Stock from holders thereof for the same price per share (except that if the Company cancels LLC Units for no consideration as described in Section 4.02(b)(i), then the price per share need not be the same).

(ii)    The Company may not redeem, repurchase, or otherwise acquire any Company Equity Securities other than LLC Units from a ParentCo Member unless substantially simultaneously therewith a ParentCo Member redeems, repurchases, or otherwise acquires for the same price per security an equal number of ParentCo Economic Securities of a corresponding class or series with substantially the same rights to dividends and distributions (including dividends and distributions upon liquidation) and other economic rights as those of such Equity Securities of ParentCo (except that if the Company cancels such Equity Securities for no consideration as described in Section 4.02(b)(ii), then the price per security need not be the same).

(iii)    Notwithstanding Section 4.02(c)(i) and Section 4.02(c)(ii), to the extent that any consideration payable to a ParentCo Member in connection with the redemption or repurchase of shares or other Equity Securities of ParentCo consists (in whole or in part) of shares or such other Equity Securities (including, for the avoidance of doubt, in connection with the cashless exercise of an option or warrant), the redemption or repurchase of the corresponding Units or other Company Equity Securities will be effectuated in an equivalent manner (except if the Company cancels Units or other Equity Securities for no consideration as described in Section 4.02(b)(i) or Section 4.02(b)(ii)).

(d)    The Company shall not in any manner effect any subdivision (by any unit split, stock or unit dividend or distribution, reclassification, reorganization, recapitalization, or otherwise) or combination (by reverse unit split, reclassification, reorganization, recapitalization, or otherwise) of the outstanding LLC Units unless accompanied by a substantively identical subdivision or combination, as applicable, of the outstanding Incentive Units, LTIP Units (except to the extent duplicative with adjustments made pursuant to Section 3.03(e)(i) and Section 3.03(e)(ii)), and shares of ParentCo Common Stock, with corresponding changes made with respect to any other outstanding exchangeable or convertible securities. ParentCo shall not in any manner effect any subdivision (by any stock or unit split, stock or unit dividend or distribution, reclassification, reorganization, recapitalization, or otherwise) or combination (by reverse stock or unit split, reclassification, reorganization, recapitalization, or otherwise) of the outstanding ParentCo Common Stock unless accompanied by a substantively identical subdivision or combination, as applicable, of the outstanding LLC Units, Incentive Units, and LTIP Units, with corresponding changes made with respect to any other exchangeable or convertible securities.

(e)    The Company shall not in any manner effect any subdivision (by any stock or unit split, stock or unit dividend or distribution, reclassification, reorganization, recapitalization, or otherwise) or combination (by reverse stock or unit split, reclassification, reorganization, recapitalization, or otherwise) of any outstanding Equity Security of the Company (other than LLC Units, Incentive Units, and LTIP Units) that may be issued unless accompanied by a substantively identical subdivision or combination, as applicable, of any outstanding ParentCo Economic Security (other than ParentCo Class A Common Stock) that is intended to mirror the economics of such Equity Security of the Company, with corresponding changes made with respect to any other exchangeable or convertible securities. ParentCo shall not in any manner effect any subdivision (by any stock or unit split, stock or unit dividend or distribution, reclassification, reorganization, recapitalization, or otherwise) or combination (by reverse stock or unit split, reclassification, reorganization, recapitalization, or otherwise) of any such ParentCo Economic Security unless accompanied by a substantively identical subdivision or combination, as applicable, of any such Equity Security of the Company, with corresponding changes made with respect to any other exchangeable or convertible securities.

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(f)    Notwithstanding anything to the contrary in this Article 4:

(i)    if at any time the Managing Member determines that any debt instrument of ParentCo, Intermediate Holdco, the Company, or any of their Subsidiaries does not permit ParentCo, Intermediate Holdco, or the Company to comply with any of the provisions of Section 4.01(a), Section 4.02(b), or Section 4.02(c) in connection with the issuance, redemption, or repurchase of any shares of ParentCo Class A Common Stock or other Equity Securities of ParentCo or any of its Subsidiaries or any Units or other Equity Securities of the Company, then the Managing Member may in good faith implement an economically equivalent alternative arrangement without complying with such provisions, provided that if any such alternative arrangement is implemented because of restrictions in any debt instrument, then such arrangement will be subject to the prior written consent (not to be unreasonably withheld) of the Non-ParentCo Members for so long as the Substantial Ownership Requirement is met; and

(ii)    if (A) ParentCo incurs any indebtedness and desires to transfer the proceeds of such indebtedness to the Company and (B) ParentCo is unable to lend the proceeds of such indebtedness to the Company on an equivalent basis because of restrictions in any debt instrument of ParentCo, the Company, or any of their Subsidiaries, then notwithstanding Section 4.02(a), Section 4.02(b), or Section 4.02(c), the Managing Member may in good faith implement an economically equivalent alternative arrangement in connection with the transfer of proceeds to the Company using non-participating preferred Equity Securities of the Company without complying with such provisions, provided that in the case that any such alternative arrangement is implemented because of restrictions in any debt instrument, such arrangement will be subject to the prior written consent (not to be unreasonably withheld) of the Non-ParentCo Members for so long as the Substantial Ownership Requirement is met.

Article 5
CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS; DISTRIBUTIONS;
ALLOCATIONS

Section 5.01    Capital Contributions; Right to Distributions.

(a)    From and after the date hereof, no Member shall have any obligation to the Company, to any other Member, or to any creditor of the Company to make any further Capital Contribution, except as expressly provided in Section 4.01(a), Section 4.01(c), or Section 10.02.

(b)    Except as expressly provided herein, no Member, in the capacity as Member, shall have the right to receive any cash or any other property of the Company.

Section 5.02    Capital Accounts.

(a)    Maintenance of Capital Accounts. The Company shall maintain a Capital Account for each Member on the books of the Company in accordance with the provisions of Treasury Regulations Section 1.704-1(b)(2)(iv) and, to the extent consistent with such provisions, the following provisions:

(i)    Each Member listed on the Members Schedule has a Capital Account balance as of the date of hereof equal to such Member’s Effective Date Capital Account Balance, as set forth on the Members Schedule. The Managing Member shall amend the Members Schedule as of the Effective Date and from time to time to reflect adjustments to the Members’ Capital Accounts made in accordance with Sections 5.02(a)(ii), 5.02(a)(iii), 5.02(a)(iv), 5.02(c), and otherwise.

(ii)    To each Member’s Capital Account there will be credited: (A) such Member’s Capital Contributions, (B) such Member’s distributive share of Net Profit and any item in the nature of income or gain that is allocated pursuant to Section 5.04(b) and Section 5.05(a), and (C) the amount of any Company liabilities assumed by such Member or that are secured by any Property distributed to such Member.

(iii)    To each Member’s Capital Account there will be debited: (A) the amount of money and the Book Value of any Property distributed to such Member pursuant to any provision of this Agreement, (B) such Member’s distributive share of Net Loss and any items in the nature of expenses or losses that are allocated to such Member pursuant to Section 5.04(b) and Section 5.05(a), and (C) the amount of any liabilities of such Member assumed by the Company or that are secured by any Property contributed by such Member to the Company.

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(iv)    In determining the amount of any liability for purposes of paragraphs (ii) and (iii) above, there will be taken into account Section 752(c) of the Code and any other applicable provisions of the Code and the Treasury Regulations.

(v)    For purposes of applying the rules of this Section 5.02, at the time Intermediate Holdco contributes any portion of the net proceeds of the ParentCo Merger or the PIPE Investment to the Company, to the extent permitted by applicable Law, (A)  Intermediate Holdco will be treated as making a Capital Contribution to the Company in an amount equal to the applicable portion of the gross proceeds received by ParentCo pursuant to the ParentCo Merger (including the Trust Account) and the PIPE Investment and (B) the Company will be treated as having paid the fees, costs, and expenses of the ParentCo Merger and the PIPE Investment (as applicable) out of the proceeds of thereof.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b), and will be interpreted and applied in a manner consistent therewith. In the event that the Managing Member reasonably determines that it is prudent to modify the manner in which the Capital Accounts or any debits or credits thereto are maintained (including debits or credits relating to liabilities that are secured by contributed or distributed Property or that are assumed by the Company or the Members), the Managing Member may make such modification so long as such modification will not have any material adverse tax consequences to the Members or material adverse effect on the Members’ economic entitlements under this agreement (including the amounts distributed to any Member pursuant to Article 12 upon the dissolution of the Company). The Managing Member also shall (i) make any adjustments that are necessary or appropriate to maintain equality between Capital Accounts of the Members and the amount of capital reflected on the Company’s balance sheet, as computed for book purposes, in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulations Section 1.704-1(b).

(b)    Succession to Capital Accounts. In the event any Person becomes a Substitute Member in accordance with the provisions of this Agreement, such Substitute Member will succeed to the Capital Account of the former Member (the “Transferor Member”) to the extent such Capital Account relates to the Transferred Units.

(c)    Adjustments of Capital Accounts. The Company shall revalue the Capital Accounts of the Members in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(f) (a “Revaluation”) at the following times:

(i)    immediately prior to a Capital Contribution of more than a de minimis amount of money or other Property to the Company by a new or existing Member as consideration for one or more Units;

(ii)    immediately prior to the distribution by the Company to a Member of more than a de minimis amount of property of the Company in respect of one or more Units;

(iii)    upon the issuance by the Company of Units as consideration for the provision of services to or for the benefit of the Company or a subsidiary of the Company by an existing Member or a new Member acting in a “partner” capacity or “in anticipation of becoming a partner” (as described in Treasury Regulations Section 1.704-1(b)(2)(iv)(f)(5)(iii));

(iv)    upon the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g);

(v)    upon the acquisition of an interest in the Company upon the exercise of a Noncompensatory Option in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(s) (in which case the adjustments will occur as of immediately after such exercise);

(vi)    upon (I) the purchase of an LLC Unit by Intermediate Holdco pursuant to Section 4.01(d) in connection with the exercise of a corresponding Bright Lights Warrant for a share of ParentCo Class A Common Stock or (II) the issuance by the Company of an Earnout Unit, in each case in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(s) (in which case the adjustments will occur as of immediately after such purchase or issuance); and

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(vii)    at such other times as the Managing Member reasonably determines in good faith to be necessary or advisable in order to comply with Treasury Regulations Sections 1.704-1(b) and 1.704-2;

provided, however, that (I) adjustments described above other than in clause (iv) above will be made only if the Managing Member reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interest of the Members and (II) so long as any Noncompensatory Option is outstanding, the adjustment of Book Values will take into account Treasury Regulations Sections 1.704-1(b)(2)(iv)(h)(2).

(d)    No Member shall be entitled to withdraw capital or receive distributions except as specifically provided herein. A Member shall have no obligation to the Company, to any other Member or to any creditor of the Company to restore any negative balance in the Capital Account of such Member. Except as expressly provided elsewhere herein, no interest will be paid on the balance in any Member’s Capital Account.

(e)    Whenever it is necessary for purposes of this Agreement to determine a Member’s Capital Account on a per Unit basis, such amount will be determined by dividing the Capital Account of such Member attributable to the applicable class of Units held of record by such Member by the number of Units of such class held of record by such Member.

(f)    Notwithstanding anything to the contrary in this Section 5.02 but subject to the application of Section 5.05(a), it is intended that each Member’s Capital Account per LLC Unit be equal to each of the other Members’ Capital Account per LLC Unit. If at any time there is a difference between a Member’s Capital Account per LLC Unit and the other Members’ Capital Accounts per LLC Unit, then the Company shall make appropriate adjustments with respect to the Members’ Capital Accounts to eliminate or minimize such difference.

Section 5.03    Amounts and Priority of Distributions.

(a)    Distributions Generally. Except as otherwise provided in Section 12.02, distributions will be made to the Members as set forth in this Section 5.03, at such times and in such amounts as the Managing Member, in its sole discretion, may determine.

(b)    Distributions to the Members.

(i)    Subject to Section 5.03(b)(ii), Section 5.03(b)(iii), Section 5.03(b)(iv), Section 5.03(b)(v), or Section 5.03(e), and Section 5.03(f), distributions will be made to the Members holding Units in proportion to their respective Percentage Interests, at such times and in such amounts as the Managing Member in its sole discretion may determine.

(ii)    Notwithstanding the foregoing provisions of this Section 5.03(b), no distributions (other than Tax Distributions pursuant to Section 5.03(e)) will be made in respect of an Unvested Incentive Unit. Any distribution that would have been made in respect of any Unvested Incentive Unit with a Distribution Threshold that has been reduced to zero (or portion thereof) under this Section 5.03(b) if such Unvested Incentive Unit were a Vested Incentive Unit (the “Unvested Distribution Amount”) will be recorded as an Unvested Distribution Amount in the Company’s books and records as of the time such distribution would have been made. The Unvested Distribution Amount in respect of any such Incentive Unit that becomes a Vested Incentive Unit will be distributed by the Company to the holder of such Unit promptly following such Unit becoming a Vested Incentive Unit. Upon the termination, forfeiture, or cancellation of any Unvested Incentive Unit, (i) the former holder of such Unvested Incentive Unit will have no right to receive the Unvested Distribution Amount, (ii) any Unvested Distribution Amount previously recorded with respect to such Unvested Incentive Unit will be noted as cancelled in the books and records of the Company, and (iii) the Managing Member may cause the Company to distribute such cancelled amount to the Members pursuant to the next distribution under Section 5.03(b).

(iii)    Notwithstanding any provision in this Agreement to the contrary, no holder of an Incentive Unit shall participate in any distributions under this Section 5.03(b) (but may participate in Tax Distributions under Section 5.03(c)) with respect to such Incentive Unit until the Distribution Threshold of such Incentive Unit has been reduced to zero.

(iv)    Notwithstanding the foregoing provisions of this Section 5.03(b), no distributions (other than Tax Distributions pursuant to Section 5.03(e)) will be made in respect of an LTIP Unit to the extent that such distribution would cause the balance of a Member’s LTIP Sub-Account to be less than zero.

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(v)     Notwithstanding the foregoing provisions of this Section 5.03(b), no distributions (other than Tax Distributions pursuant to Section 5.03(e)) will be made in respect of an Unvested LTIP Unit that is not an Equitized LTIP Unit (an “Unvested Non-Equitized Unit”). The portion of any distribution that would have been made in respect of any Unvested Non-Equitized Unit under this Section 5.03(b) if such Unit were an Equitized LTIP Unit (the “Non-Equitized LTIP Distribution Amount”) will be recorded as an Non-Equitized LTIP Distribution Amount in the Company’s books and records at the time of such distribution. The Non-Equitized LTIP Distribution Amount in respect of an Unvested Non-Equitized Unit that subsequently becomes a Vested LTIP Unit, an Equitized LTIP Unit, or an LLC Unit will be distributed by the Company to the holder of such Unit promptly following such Unit becoming a Vested LTIP Unit, an Equitized LLC Unit, or an LLC Unit. Upon the termination, forfeiture, or cancellation of any Unvested LTIP Unit, (i) the former holder of such Unvested Non-Equitized LTIP Unit will have no right to receive the Non-Equitized LTIP Distribution Amount, (ii) any Non-Equitized LTIP Distribution Amount previously recorded with respect to such LTIP Unit will be noted as cancelled in the books and records of the Company, and (iii) the Managing Member may cause the Company to distribute such cancelled amount to the Members pursuant to the next distribution under Section 5.03(b)(i).

(c)    Intentionally Omitted.

(d)    Distributions in Kind. Any distributions in kind will be made at such times and in such amounts as the Managing Member, in its sole discretion, shall determine based on their fair market value as determined by the Managing Member in the same proportions as if distributed in accordance with Section 5.03(b), with Members participating in proportion to their respective Percentage Interests. If cash and property in kind are to be distributed simultaneously, then the Company shall distribute such cash and property in kind in the same proportion to each Member entitled to participate in such distribution.

(e)    Tax Distributions. Notwithstanding any other provision of this Section 5.03, to the extent the Company has immediately available cash for distribution and consistent with the Company’s obligations to its creditors (each as reasonably determined by the Managing Member) and so long as the Company is treated as a partnership for U.S. federal income tax purposes, at least ten (10) Business Days prior to the date on which estimated federal, state, and/or local income taxes are required to be paid with respect to a fiscal quarter (each a “Tax Distribution Date”), the Company shall make a cash distribution to the Members holding Units in an amount calculated in accordance with the terms of this Section 5.03(e) to satisfy the Members’ U.S. federal, state, and local income tax liability attributable to allocations of income, gain, loss, deduction, and credit of the Company with respect to such Units (such distributions, “Tax Distributions”).

(i)    The Company shall make Tax Distributions to each Member holding Units for each fiscal quarter in an amount equal to the excess of (A) the Member’s estimated Quarterly Tax Liability for the current fiscal quarter and all prior fiscal quarters of the current Fiscal Year, less (B) any distributions previously made to such Member pursuant to this Section 5.03(e) or deemed made pursuant to clause (ii) of Section 5.07(c), in each case, attributable to the Fiscal Year that includes such fiscal quarter. Any distributions to a Member (and amounts treated as a distribution to a Member) during a calendar year will be treated as a Tax Distribution pursuant to this Section 5.03(e) to the extent of the amount specified or calculated for such Member with respect to such year pursuant to the preceding sentence.

(ii)    A final accounting for Tax Distributions (“Final Tax Distribution Amount”) will be made for each Fiscal Year after the Company’s actual taxable income for such Fiscal Year has been determined. If, with respect to a Fiscal Year, the amount of Tax Distributions received by a Member in respect of its Units is less than the Member’s Final Tax Distribution Amount (determined in a manner consistent with the determination of Quarterly Tax Liability), then the Company shall promptly distribute any such shortfall to such Member as soon as the Company has immediately available cash to make such distributions. If, with respect to a Fiscal Year, the amount of Tax Distributions received by a Member in respect of its Units exceeds the Member’s Final Tax Distribution Amount, then this excess amount will be (A) credited against and reduce any future distributions under Section 5.03(b), this Section 5.03(e), or Section 12.02(b) to which such Member otherwise would be entitled and (B) if such Member ceases to be a Member, repaid, without interest, by such former Member in cash to the Company within fifteen (15) calendar days after delivery of a written notice stating the amount of such excess.

(iii)    Tax Distributions will be treated as an advance of, and will therefore reduce, amounts otherwise distributable to the Members pursuant to Section 5.03(b).

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(iv)    Notwithstanding any other provision of this Section 5.03 to the contrary, Tax Distributions in respect of a Member’s Quarterly Tax Liability will be made to all Members on a pro rata basis in accordance with their Percentage Interests, notwithstanding the differing amount of tax liabilities of such Members, such that each such Member receives at least its Final Tax Distribution Amount with respect to such Member’s Units as of the date the Tax Distribution is made. If on the date on which a Tax Distribution is to be made there are not sufficient available funds in the Company (or any of its Subsidiaries that are disregarded entities or partnerships for U.S. federal income tax purposes) to distribute the full amount of the relevant Tax Distributions otherwise to be made or any credit agreements or other debt documents to which the Company (or any of its Subsidiaries) is a party do not permit the Company to receive from its Subsidiaries or distribute to each such Member the full amount of the Tax Distributions otherwise to be made to each such Member, then Tax Distributions pursuant to this Section 5.03(e) will be made to all Members on a pro rata basis in accordance with their Percentage Interests.

(f)    Assignment. Each Member and its Permitted Transferees shall have the right to assign to any Transferee of Units, pursuant to a Transfer made in compliance with this Agreement, the right to receive any portion of the amounts distributable or otherwise payable to such Member pursuant to Section 5.03(b).

Section 5.04    Allocations.

(a)    Book Allocations of Net Profit and Net Loss. Except as otherwise provided in this Agreement, including Section 5.05(a), and after giving effect to the special allocations set forth in Section 5.04(b), Section 5.04(c), and Section 5.04(d):

(i)    For each Fiscal Year (or other applicable period) or as otherwise determined by the Managing Member, Net Profit or Net Loss of the Company (and, if necessary, items of Company income, gain, loss, and deduction) will be allocated among the Members in a manner such that the Capital Account of each Member, immediately after making such allocation, is, as nearly as possible, equal (proportionately) to the excess of:

(A)    the distributions that would be made to such Member pursuant to Section 12.02(b)(ii) if (1) the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Book Value, (2) all Company liabilities were satisfied (limited with respect to each Nonrecourse Liability to the Book Value of the assets securing such liability), and (3) the net assets of the Company were distributed, in accordance with Section 12.02(b)(ii), to the Members immediately after making such allocation; minus

(B)    the sum of (1) such Member’s share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain plus (2) the amount, if any, that such Member is obligated (or deemed obligated) to contribute in the capacity as Member, each as computed immediately prior to the hypothetical sale of assets described in Section 5.04(a)(i)(A).

(ii)    Notwithstanding Section 5.04(a)(i), (A) no Net Profits or Net Loss will be allocated in respect of any LTIP Unit pursuant to this Section 5.04(a) in excess of the amount allocated to an LLC Unit that is not an Earnout LLC Unit under this Section 5.04(a) and (B) all Unvested Incentive Units and Unvested LTIP Units will be treated as Vested Incentive Units and Vested LTIP Units, respectively, for purposes of any allocation of Net Profits and Net Loss or items thereof under this Article V.

(b)    Special Allocations. The following special allocations will be made in the following order:

(i)    Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(f), notwithstanding any other provision of this Article 5, if there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member will be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member’s share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). Allocations pursuant to the immediately preceding sentence will be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated will be determined in accordance with Treasury Regulations Section 1.704-2(f)(6) and 1.704-2(j)(2). This Section 5.04(b)(i) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(f) and will be interpreted consistently therewith.

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(ii)    Member Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), notwithstanding any other provision of this Article 5, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(5), will be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member’s share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence will be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated will be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 5.04(b)(ii) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(i)(4) and will be interpreted consistently therewith.

(iii)    Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) or Section 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain will be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of the Member as promptly as possible; provided that an allocation pursuant to this Section 5.04(b)(iii) will be made only if and to the extent that the Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article 5 have been tentatively made as if this Section 5.04(b)(iii) were not in the Agreement.

(iv)    Special Gross Gain Allocation. Prior to making any allocations pursuant to Section 5.04(a) for a Fiscal Year (or other applicable period), but after any allocations have been made pursuant to Section 5.05(a), items of gross gain recognized on the sale of all or substantially all of the Company’s assets and any Mark-to-Market Gain will be allocated, to the extent possible, as follows:

(A)    To the Capital Accounts and to the LTIP Sub-Accounts of the Members in a manner such that each LTIP Unit converts to an Equitized LTIP Units or an LLC Unit pursuant to Section 3.03(f), subject to the following principles as interpreted and applied by the Managing Member in good faith:

(1)    To the extent such gain and any Mark-to-Market Gain is insufficient to cause all LTIP Units to convert to Equitized LTIP Units or LLC Units, such gain and/or Mark-to-Market Gain will be allocated among the LTIP Units (other than any Equitized LTIP Units) on a pro-rata basis.

(2)    The provisions of this Agreement, including this Section 5.04(b)(iv), are intended to ensure that holders of LTIP Units receive Profits Interests that satisfy all of the applicable safe harbor requirements. In this regard, it is the intention of the Parties that any allocation of gain and Mark-to-Market Gain to an LTIP Unit (other than an Equitized LTIP Unit) be limited to amounts that economically accrued after the date that such LTIP Unit was issued (“Available Gains”). If the Managing Member subsequently determines that an allocation of gain other than Available Gains was made to an LTIP Unit (other than an Equitized LTIP Unit) or that its determination of the aggregate value of the Capital Accounts was otherwise incorrect, then the Managing Member may adjust the values of the aggregate Capital Accounts or other values (and make correlative changes to the allocations previously made and to the Capital Accounts) or distributions made pursuant to this Agreement to ensure that the intended treatment applies, provided that such adjustments will be made, to the maximum extent possible, in a manner that does not adversely affect any Member holding LLC Units.

(B)    To the Capital Accounts of each Member holding Earnout LLC Units until the portion of such Member’s Capital Account applicable to such Member’s Earnout LLC Units equals the product of (x) the number of Earnout LLC Units held by such Member multiplied by (y) the LLC Unit Capital Account Amount (determined as of such time).

(C)    To the Capital Accounts of each Member holding Earnout Incentive Units until the portion of such Member’s Capital Account applicable to such Member’s Earnout Incentive Units equals the product of (x) the number of Earnout Incentive Units held by such Member multiplied by (y) a fraction, the numerator of which is the portion of such Member’s Capital Account that is attributable to Incentive Units (other than Earnout Incentive Units) and the denominator of which is the number of Incentive Units (other than Earnout Incentive Units) held by such Member.

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(D)    All allocations of gross gain and Mark-to-Market Gain pursuant to subsections (A) through (C) of this Section 5.04(b)(iv) will be pari passu. If there is an insufficient amount of items of gross gain and Mark-to-Market Gain to fully satisfy the amounts to be allocated pursuant to subsections (A) through (C) of this Section 5.04(b)(iv), then such items of gross gain and Mark-to-Market Gain will be allocated proportionally among the LTIP Units and Earnout Units based on the relative amounts necessary to be allocated to each such Unit to fully satisfy subsections (A) through (C) of this Section 5.04(b)(iv) for such Unit.

(v)    Equitized LTIP Unit Loss Allocation. If the Equitized LTIP Sub-Account with respect to an Equitized LTIP Unit exceeds the LLC Unit Capital Account Amount, or would exceed the LLC Unit Capital Account Amount after giving effect to the allocations specified under Section 5.04(b)(iv), then a priority allocation of items of loss or deduction or other adjusting allocations will be made to such Equitized LTIP Sub-Account in an amount necessary to eliminate such excess or, if there are insufficient items of loss or deduction to do so, to reduce such excess to the maximum extent possible.

(vi)    Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year will be specially allocated to the Members in a manner determined by the Managing Member consistent with Treasury Regulations Sections 1.704-2(b) and 1.704-2(c).

(vii)    Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Fiscal Year will be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Sections 1.704-2(i)(1) and 1.704-2(j)(1).

(viii)    Section 754 Adjustments.

(A)    To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Sections 734(b) or 743(b) of the Code is required pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member’s interest in the Company or as a result of a Transfer of a Member’s interest in the Company, as the case may be, the amount of such adjustment will be treated as an item of gain (if the adjustment increases the basis of such asset) or loss (if the adjustment decreases the basis of such asset) from the disposition of the asset and will be taken into account for purposes of computing Net Profit or Net Loss.

(B)    To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Sections 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member’s interest in the Company, the amount of such adjustment to Capital Accounts will be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss will be specially allocated to such Members in accordance with their interests in the Company in the event Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(c)    Curative Allocations. The allocations set forth in Section 5.04(b)(i) through Section 5.04(b)(viii) and Section 5.04(d) (the “Regulatory Allocations”) are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations will be offset either with other Regulatory Allocations or with special allocations of items of Company income, gain, loss, or deduction pursuant to this Section 5.04(c). Therefore, notwithstanding any other provision of this Article 5 (other than the Regulatory Allocations), the Managing Member shall make such offsetting allocations of Company income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member’s Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 5.04(a).

(d)    Loss Limitation. Net Loss and individual items of loss or deduction allocated pursuant to Section 5.04 may not be allocated to a Member holding Units to the extent the allocation would result in the Member having an Adjusted Capital Account Deficit at the end of any Fiscal Year. Any Net Loss and individual items of loss or deduction in excess of this limitation will be allocated among the other Members holding Units who would not have

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an Adjusted Capital Account Deficit, pro rata, in proportion to such Members’ Adjusted Capital Account balances until all such Members’ have a zero balance in their Adjusted Capital Account. Thereafter, any remaining Net Loss and individual items of loss or deductions will be allocated to the Members holding Units, pro rata, in proportion to their Percentage Interests.

Section 5.05    Other Allocation Rules.

(a)    Noncompensatory Options and Similar Interests. Upon the exercise of a Noncompensatory Option, the purchase of an LLC Unit by Intermediate Holdco pursuant to Section 4.01(d) in connection with the exercise of a corresponding Bright Lights Warrant for a share of ParentCo Class A Common Stock, or the issuance by the Company of Earnout Units, the Company shall comply with the allocation provisions set forth in Treasury Regulations Sections 1.704-1(b)(2)(iv)(s) and 1.704-1(b)(4)(x) (including making any required “corrective” allocations in accordance with the Treasury Regulations), in each case in the manner determined by the Managing Member in its sole discretion. The Company shall also comply with the provisions set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(h)(2) in the manner determined by the Managing Member in its sole discretion. To the maximum extent possible, allocations pursuant to this Section 5.05(a) will be made with Mark-to-Market Gain.

(b)    Interim Allocations Due to Percentage Adjustment. If Units (or any another Equity Security in the Company) are the subject of a Transfer or the Members’ interests in the Company change pursuant to the terms of the Agreement during any Fiscal Year, then the amount of Net Profit or Net Loss (and/or items thereof) to be allocated to the Members for the entire Fiscal Year will be allocated between (i) the portion of such Fiscal Year that precedes the date of such Transfer or change (and if there will have been a prior Transfer or change during such Fiscal Year, then that portion of such year will commence on the date of such prior Transfer or change) and (ii) the portion of such Fiscal Year that occurs on and after the date of such Transfer or change (and if there will be a subsequent Transfer or change in such Fiscal Year, then that portion of the year will end immediately prior to the date of such subsequent Transfer or change). The amounts of the items so allocated to each portion of such Fiscal Year will be credited or charged to the Members in accordance with Section 5.04 as in effect during each such portion of the Fiscal Year in question. Such allocation will be: (A) in accordance with Section 706 of the Code and the regulations thereunder using any reasonable method permitted thereunder, as determined by the Managing Member, and (B) made without regard to the date, amount, or receipt of any distributions that may have been made with respect to the transferred Units (or other Equity Security) to the extent consistent with Section 706 of the Code and the regulations thereunder. As of the date of such Transfer, the Transferee Member shall succeed to the Capital Account of the Transferor Member with respect to the transferred Units or other Equity Security.

(c)    Debt Allocation; Excess Nonrecourse Liabilities. Indebtedness of the Company treated as “excess nonrecourse liabilities” (as defined in Treasury Regulations Section 1.752-3(a)(3)) will be allocated among the Members holding Units based on their Percentage Interests or on such other reasonable basis as the Managing Member may determine in its sole discretion.

Section 5.06    Tax Allocations. Allocations pursuant to this Section 5.06 are solely for purposes of United States federal, state and local tax purposes and will neither affect nor be taken in account in computing any Member’s Capital Account or share of Net Profit, Net Loss, distributions (other than Tax Distributions) or other items pursuant to any provision of this Agreement.

(a)    Generally. Except as otherwise provided in this Section 5.06, each item of Company income, gain, loss or deduction for federal income tax purposes will be allocated among the Members in the same manner as such items are allocated for book purposes pursuant to this Article 5. Notwithstanding the foregoing, the Managing Member will have the power to make such allocations for United States federal, state, and local income tax purposes as may be necessary to maintain “substantial economic effect” or to ensure that such allocations are in accordance with each “partner’s interest in the partnership,” in each case within the meaning of Code Section 704(b) and the Treasury Regulations thereunder.

(b)    Code Section 704(c).

(i)    Contributed Property. In accordance with Section 704(c) of the Code and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any Property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such Property to the Company for federal income tax purposes and its initial Book Value or its

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Book Value determined pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) (computed in accordance with the definition of Book Value). The Company shall use the traditional method with curative allocations under Treasury Regulations Section 1.704-3(c), but shall limit such curative allocations to gain from a sale or other disposition of property in accordance with Treasury Regulations Section 1.704-3(c)(3)(iii)(B).

(ii)    Revaluations. In the event that the Book Value of any Property of the Company is adjusted pursuant to paragraph (ii) of the definition of Book Value, any income, gain, loss, and deduction with respect to that property will be allocated among the Members so as to account for any variation between the adjusted basis of such property for federal income tax purposes and its Book Value in accordance with Code Section 704(c) and the Treasury Regulations thereunder. The Company shall use the traditional method with curative allocations under Treasury Regulations Section 1.704-3(c), but shall limit such curative allocations to gain from a sale or other disposition of property in accordance with Treasury Regulations Section 1.704-3(c)(3)(iii)(B).

Section 5.07    Tax Withholding; Withholding Advances.

(a)    Tax Withholding.

(i)    If requested by the Managing Member, each Member shall, if able to do so, deliver to the Company: (A) an affidavit in form satisfactory to the Company that the applicable Member (or its partners, as the case may be) is not subject to withholding tax under the provisions of any federal, state, local, foreign or other law; (B) any certificate or form (e.g., an IRS W-9) that the Company may reasonably request with respect to any such laws; and/or (C) any other form or instrument reasonably requested by the Company relating to any Member’s status under such law. In the event that a Member fails or is unable to deliver to the Company a certificate or form described in clause (B) of this clause (i), the Company may withhold amounts from such Member in accordance with Section 5.07(b).

(ii)    After receipt of a written request of any Member, the Company shall provide such information to such Member and take such other action as may be reasonably necessary to assist such Member in making any necessary filings, applications, or elections to obtain any available exemption from, or any available refund of, any withholding imposed by any foreign taxing authority with respect to amounts distributable or items of income allocable to such Member hereunder to the extent not adverse to the Company or any Member. In addition, the Company shall, at the request of any Member, make or cause to be made (or cause the Company to make) any such filings, applications, or elections; provided that (A) any such requesting Member shall cooperate with the Company with respect to any such filing, application, or election to the extent reasonably determined by the Company and (B) any filing fees, taxes, or other out-of-pocket expenses reasonably incurred and related thereto will be paid and borne by such requesting Member or, if there is more than one requesting Member, by such requesting Members, pro rata, in accordance with their relative Percentage Interests.

(b)    Authorization to Withhold. To the extent the Company is required by Applicable Law to withhold or to make tax payments on behalf of or with respect to any Member (including backup withholding and any tax payment made by the Company pursuant to Section 6225 of the Code that is attributable to such Member), the Company may withhold such amounts from distributions, including Tax Distributions, and pay over such withheld amounts to an applicable taxing authority as so required. The amount so withheld and paid over to a taxing authority will be treated under this Agreement as if such amount had been distributed to such Member under Section 5.03(b), and will therefore reduce amounts otherwise distributable to such Member under Section 5.03(b).

(c)    Withholding Advances. If the amount withheld and paid over to a taxing authority under Section 5.07(b) exceeds the amount otherwise distributable to the applicable Member under Section 5.03(b) (such excess amount, a “Withholding Advance”), then this Withholding Advance will be treated as a loan bearing interest at a rate equal to the short-term applicable federal rate within the meaning of Code Section 1274(d), compounded annually, as of the date of payment of the withheld amounts to the taxing authority. All Withholding Advances made on behalf of a Member, plus interest thereon, will (i) be paid on demand by the Member on whose behalf such Withholding Advances were made or (ii) with the consent of the Managing Member and the affected Member be repaid by reducing the amount of the current or next succeeding distribution or distributions under Section 5.03(b) that would otherwise have been made to such Member or, if such distributions are not sufficient for that purpose, by so reducing the proceeds of liquidation otherwise payable to such Member.

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(d)    Reimbursement of Withholding Liabilities. Each Member hereby agrees to reimburse the Company for any liability with respect to Withholding Advances (including interest thereon) required or made on behalf of or with respect to such Member (including penalties imposed with respect thereto). The obligation of a Member to reimburse the Company for taxes and other liabilities pursuant to this Section 5.07 will continue after the Transfer of such Member’s Units with respect to all payments and allocations to such Member that were made prior to the date of such Transfer.

Article 6
CERTAIN TAX MATTERS

Section 6.01    Partnership Representative. Unless and until another Person is so designated by the Managing Member, for each taxable year of the Company, Intermediate Holdco is hereby appointed the “tax matters partner” of the Company under Section 6231 of the Code prior to the enactment of the Bipartisan Budget Act (and any applicable state, local, and non-U.S. law) and the “partnership representative” within the meaning of Section 6223 of the Code (and any applicable state, local, and non-U.S. law) (in each case, the “Partnership Representative”). The Partnership Representative shall comply with the rules set forth in the Revised Partnership Audit Procedures. If the Partnership Representative is no longer capable of serving in such capacity or resigns, the Managing Member is authorized to appoint a successor, provided that such successor agree to all of the terms of this Section 6.01. All such appointments, resignations, and appointments of successors will comply with the Revised Partnership Audit Procedures. The Partnership Representative agrees to act in the best interest of the Company, rather than in the best interest of any particular Member, and shall use best efforts to act in a manner that does not disproportionately disadvantage any particular Member.

(a)    So long as Intermediate Holdco or another non-individual is the Partnership Representative, the Partnership Representative shall appoint a designated individual, within the meaning of and satisfying the qualification requirements of Treasury Regulations Section 301.6223-1(b)(3)(ii) (the “Designated Individual”), who will be the agent of and have the same authorities, rights, and responsibilities as the Partnership Representative, including as provided in this Section 6.01. All references to the Partnership Representative set forth in this Section 6.01 will also apply to the Designated Individual and will include any actions by the Designated Individual on behalf of the Partnership Representative and the Company in that person’s capacity as Designated Individual.

(b)    The Partnership Representative is authorized to represent the Company (at the Company’s expense) in connection with all examinations of the Company’s affairs by taxing authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith; provided that the Partnership Representative shall notify the Members of all material matters that come to its attention in its capacity as Partnership Representative.

(c)    The Company shall not be obligated to pay any fees or other compensation to the Partnership Representative in its capacity as such, but the Company shall reimburse the Partnership Representative for all reasonable out-of-pocket costs and expenses (including attorneys’ and other professional fees) incurred by it in its capacity as Partnership Representative. The Company shall defend, indemnify, and hold harmless the Partnership Representative against any and all liabilities sustained or incurred as a result of any act or decision concerning Company tax matters and within the scope of such Member’s responsibilities as Partnership Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

(d)    If the Company receives a notice of proposed partnership adjustment (“NOPPA”) under Code Section 6231(a)(2), then the Partnership Representative shall notify the Members of such NOPPA and of the Members’ opportunity to provide information relevant to a request by the Partnership Representative to the IRS to modify the proposed Imputed Underpayment pursuant to Code Section 6225(c). If the Partnership Representative receives a written response from one or more Members, then the Partnership Representative may make a timely request to the IRS for a modification of the proposed Imputed Underpayment pursuant to Code Section 6225(c) and Treasury Regulations Section 301.6225-2 (or any successor regulations or other provisions) if such modification would reduce the amount of the proposed adjustment set forth in the NOPPA. The Members (and, if applicable, beneficial owners of Pass-Through Entity Members) shall take such reasonable actions requested by the Partnership Representative with respect to the request for modification.

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(e)    The Members acknowledge that the Company intends to make the election described in Section 6226 of the Code, unless the Partnership Representative determines not to make such election in its sole reasonable discretion. In the event an Imputed Underpayment or other partnership adjustment is included in a final partnership adjustment under Code Section 6231(a)(3) and the Company does not make an election under Code Section 6226, then the Partnership Representative shall use reasonable good faith efforts to apportion such underpayment or other adjustment among the Members for the taxable year in which the adjustment is finalized in such manner as may be necessary (as determined by the Partnership Representative in good faith after consulting with the Company’s accountants or other tax advisors) so that, to the maximum extent possible, the tax and economic consequences of the adjustment and any associated interest and penalties are borne by the Members and former Members based upon their respective interests in the Company for the reviewed year, taking into account any differences in the amount of taxes attributable to each Member because of such Member’s status, nationality or other characteristics.

(f)    Notwithstanding the foregoing, the Partnership Representative shall make the election under Code Section 6226 (and/or any analogous provision of state, local, or other applicable Tax law) with respect to any Imputed Underpayment relating to a taxable period of the Company that ends prior to the date hereof.

(g)    In the case of a state, local, or non-U.S. audit or other tax proceeding under rules similar to the Revised Partnership Audit Procedures, references to sections of the Code and the Treasury Regulations and this Section 6.01 will be deemed to include corresponding and analogous provisions of applicable state, local or non-U.S. law, as applicable.

(h)    The provisions of this Section 6.01, including the obligations of a Member under this Section 6.01, will survive a Member’s sale or other disposition of its interests in the Company and the termination, dissolution, liquidation, or winding up of the Company.

Section 6.02    Section 754 Elections. If not yet made, the Company shall make, and shall cause any Subsidiary of the Company that is treated as a partnership for U.S. federal income tax purposes to make, a timely election under Section 754 of the Code (and applicable corresponding elections under state and local law) effective with respect to the taxable year requested by such Member. The Managing Member shall not take any action to revoke such elections.

Section 6.03    Safe Harbor Election.

(a)    By executing this Agreement, each Member authorizes and directs the Company to elect to have the safe harbor described in Section 4 of the proposed Revenue Procedure (the “Safe Harbor”) set forth in Internal Revenue Service Notice 2005-43 (the “IRS Notice”), or any successor guidance or provision, apply to any interest in the Company transferred to a service provider by the Company on or after the effective date of such proposed Revenue Procedure in connection with services provided to the Company. For purposes of making the Safe Harbor election, the Managing Member is hereby designated as the “partner who has responsibility for federal income tax reporting” by the Company and, accordingly, execution of such Safe Harbor election by the Managing Member constitutes execution of a “Safe Harbor Election” in accordance with Section 3.03(1) of the IRS Notice.

(b)    The Company and each Member hereby agree to comply with all requirements of the Safe Harbor described in the IRS Notice, including the requirement that each Member shall prepare and file all U.S. federal income tax returns reporting the income tax effects of each “Safe Harbor Partnership Interest” issued by the Company in a manner consistent with the requirements of the IRS Notice. A Member’s obligations to comply with the requirements of this Section 6.03, will survive such Member’s ceasing to be a Member of the Company and/or the termination, dissolution, liquidation, and winding up of the Company, and, for purposes of this Section 6.03, the Company will be treated as continuing in existence.

(c)    Each Member authorizes the Managing Member to amend this Section 6.03 to the extent necessary to achieve substantially the same tax treatment with respect to any interest in the Company transferred to a service provider by the Company in connection with services provided to the Company as set forth in Section 4 of the IRS Notice (e.g., to reflect changes from the rules set forth in the IRS Notice in subsequent Internal Revenue Service guidance); provided that such amendment is not materially adverse to any Member (as compared with the after-tax consequences that would result if the provisions of the IRS Notice applied to all interests in the Company transferred to a service provider by the Company in connection with services provided to the Company and all Incentive Units and LTIP Units are taxed as Profits Interests).

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Article 7
MANAGEMENT OF THE COMPANY

Section 7.01    Management by the Managing Member. Except as otherwise specifically set forth in this Agreement, the Managing Member shall be deemed to be a “manager” for purposes of applying the Act. Except as expressly provided in this Agreement or the Act, the day-to-day business and affairs of the Company and its Subsidiaries shall be managed, operated, and controlled by the Managing Member in accordance with the terms of this Agreement and no other Members shall have management authority or rights over the Company or its Subsidiaries. The Managing Member is, to the extent of its rights and powers set forth in this Agreement, an agent of the Company for the purpose of the Company’s and its Subsidiaries’ business, and the actions of the Managing Member taken in accordance with such rights and powers, shall bind the Company (and no other Members will have such right). Except as expressly provided in this Agreement, the Managing Member shall have all necessary powers to carry out the purposes, business, and objectives of the Company and its Subsidiaries. The Managing Member shall have the power and authority to delegate to one or more other Persons the Managing Member’s rights and powers to manage and control the business and affairs of the Company, including to delegate to agents and employees of a Member or the Company (including any officers or Subsidiary thereof), and to delegate by a management agreement or another agreement with, or otherwise to, other Persons. The Managing Member may authorize any Person (including any Member or officer of the Company) to enter into and perform any document on behalf of the Company or any Subsidiary.

Section 7.02    Withdrawal of the Managing Member. Intermediate Holdco (or its successor, if applicable) may withdraw as the Managing Member and appoint as its successor, at any time upon written notice to the Company, (a) any wholly-owned Subsidiary of ParentCo, (b) any Person of which ParentCo is a wholly-owned Subsidiary, (c) any Person into which ParentCo or Intermediate Holdco is merged or consolidated, or (d) any transferee of all or substantially all of the assets of ParentCo or Intermediate Holdco, which withdrawal and replacement will be effective upon the delivery of such notice. No appointment of a Person other than Intermediate Holdco (or its successor, as applicable) as Managing Member will be effective unless Intermediate Holdco (or its successor, as applicable) and the new Managing Member (as applicable) provide all other Members with contractual rights, directly enforceable by such other Members against the new Managing Member, to cause the new Managing Member to comply with all the Managing Member’s obligations under this Agreement and the Ancillary Agreements.

Section 7.03    Decisions by the Members.

(a)    Other than the Managing Member, the Members shall take no part in the management of the Company’s business and shall transact no business for the Company and shall have no power to act for or to bind the Company. The Managing Member shall not (i) engage in any non-Business activity or (ii) own any material assets other than Units and/or any cash or other property or assets distributed by, or otherwise received from, the Company, without the prior written consent of the Members, unless the Managing Member determines in good faith that such actions or ownership are in the best interest of the Company; provided, however, that the Company may engage any Member or principal, partner, member, shareholder, or interest holder thereof as an employee, independent contractor, or consultant to the Company, in which event the duties and liabilities of such individual or firm with respect to the Company as an employee, independent contractor, or consultant will be governed by the terms of such engagement with the Company.

(b)    Except as expressly provided herein, the Members shall not have the power or authority to vote, approve, or consent to any matter or action taken by the Company. Except as otherwise provided herein, any proposed matter or action subject to the vote, approval, or consent of the Members shall require the approval of (i) a Majority in Interest or a majority of Units held by such class of Members, as the case may be (by (x) resolution at a duly convened meeting of the Members, or (y) written consent of the Members). Except as expressly provided herein, all Members shall vote together as a single class on any matter subject to the vote, approval, or consent of the Members. In the case of any such approval, a Majority in Interest may call a meeting of the Members at such time and place or by means of telephone or other communications facility that permits all persons participating in such meeting to hear and speak to each other for the purpose of a vote thereon. Notice of any such meeting will be required, which notice shall include a brief description of the action or actions to be considered by the Members. Unless waived by any such Member in writing, notice of any such meeting will be given to each Member at least four (4) days prior thereto. Attendance or participation of a Member at a meeting shall constitute a waiver of notice of such meeting, except when such Member attends or participates in the meeting for the express purpose of objecting at the beginning thereof to the transaction

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of any business because the meeting is not properly called or convened. Any action required or permitted to be taken at any meeting of the Members may be taken without a meeting, if a consent in writing, setting forth the actions so taken, shall be signed by Members sufficient to approve such action pursuant to this Section 7.03(b). A copy of any such consent in writing will be provided to the Members promptly thereafter.

Section 7.04    Duties. The Parties acknowledge that the Managing Member will take action through its board of directors and officers, and that the members of the Managing Member’s board of directors and its officers will owe fiduciary duties to the stockholder of the Managing Member. The Managing Member will use all commercially reasonable and appropriate efforts and means, as determined in good faith by the Managing Member, to minimize any conflict of interest between the Members, on the one hand, and the stockholder of the Managing Member, on the other hand, and to effectuate any transaction that involves or affects any of the Company, the Managing Member, the Members and/or the stockholder of the Managing Member in a manner that does not (a) disadvantage the Members or their interests relative to the stockholders of the Managing Member, (b) advantage the stockholder of the Managing Member relative to the Members, or (c) treat the Members and the stockholder of the Managing Member differently; provided that in the event of a conflict between the interests of the stockholder of the Managing Member and the interests of the Members other than the Managing Member, such other Members agree that the Managing Member shall discharge its fiduciary duties to such other Members by acting in the best interests of the Managing Member’s stockholder.

Section 7.05    Officers.

(a)    Appointment of Officers. The Managing Member may appoint individuals as officers (“Officers”) of the Company, which may include such officers as the Managing Member determines are necessary and appropriate. No Officer need be a Member. An individual may be appointed to more than one office. If an Officer is also an officer of the Managing Member, then Section 7.04 shall apply to such Officer in the same manner as it applies to the Managing Member.

(b)    Authority of Officers. The Officers shall have the duties, rights, powers and authority as may be prescribed by the Managing Member from time to time.

(c)    Removal, Resignation and Filling of Vacancy of Officers. The Managing Member may remove any Officer, for any reason or for no reason, at any time. Any Officer may resign at any time by giving written notice to the Company, and such resignation shall take effect at the date of the receipt of that notice or any later time specified in that notice; provided that, unless otherwise specified in that notice, the acceptance of the resignation will not be necessary to make it effective. Any such resignation will be without prejudice to the rights, if any, of the Company or such Officer under this Agreement. A vacancy in any office because of death, resignation, removal, or otherwise will be filled by the Managing Member.

Article 8
TRANSFERS OF INTERESTS

Section 8.01    Restrictions on Transfers.

(a)    Except as expressly permitted by Section 8.02, and subject to Section 8.01(b), Section 8.01(c), Section 8.01(d) and Section 8.01(e), Section 7.11 of the ParentCo By-Laws, and any underwriter lock-up agreement applicable to such Member and/or any other agreement between such Member and the Company, ParentCo or any of their Controlled Affiliates, without the prior written approval of the Managing Member, no Member shall directly or indirectly Transfer all or any part of its Units or any right or economic interest pertaining thereto, including the right to vote or consent on any matter or to receive or have any economic interest in distributions or advances from the Company pursuant thereto, to any Person that is not a Permitted Transferee. Any such Transfer that is not in compliance with the provisions of this Agreement shall be deemed a Transfer by such Member of Units in violation of this Agreement (and a breach of this Agreement by such Member) and shall be null and void ab initio. Notwithstanding anything to the contrary in this Article 8, (i) Section 10.03 will govern the exchange of Units for shares of ParentCo Class A Common Stock, (ii) an exchange pursuant to, and in accordance with, Section 10.03 will not be considered a “Transfer” for purposes of this Agreement, and (iii) any Transfer of shares of ParentCo Common Stock will not be considered a “Transfer” for purposes of this Agreement.

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(b)    Except as otherwise expressly provided herein, it will be a condition precedent to any Transfer otherwise permitted or approved pursuant to this Article 8 that:

(i)    the Transferor shall have provided to the Company prior notice of such Transfer; and

(ii)    the Transfer shall comply with all Applicable Laws and the Managing Member shall be reasonably satisfied that such Transfer will not result in a violation of the Securities Act.

(c)    Notwithstanding any other provision of this Agreement to the contrary, except in the case of a Transfer at death, including a transfer from an estate or testamentary trust within the meaning of Treasury Regulations Section 1.7704-1(e)(1)(ii), no Member shall directly or indirectly Transfer all or any part of its Units, Company Equity Securities, or any right or economic interest pertaining thereto if such Transfer either—

(i)    would cause the Company to have more than ninety-five (95) partners, within the meaning of Treasury Regulations Section 1.7704-1(h); or

(ii)    in the sole discretion of the Managing Member, could otherwise cause the Company to be classified as a “publicly traded partnership” as that term is defined in Section 7704 of the Code and the Treasury Regulations promulgated thereunder.

(d)    Any Transfer of Units pursuant to this Agreement, including this Article 8, will be subject to the provisions of Section 3.01 and Section 3.06.

(e)    If there is a Transfer of Units to a Permitted Transferee pursuant to this Agreement, the Units held by each such Permitted Transferee will be included in calculating the Substantial Ownership Requirement.

(f)    The Transfer is not consummated during 2022 or subject to a binding agreement entered into during 2022.

Section 8.02    Certain Permitted Transfers. Notwithstanding anything to the contrary herein but subject to Section 8.01(b), Section 8.01(c), and Section 8.01(f) the following Transfers will be permitted:

(a)    Any Transfer by any Member of its Units pursuant to a Disposition Event;

(b)    Any grant of a bona fide security interest in, or a bona fide pledge of, Units to any financial institution that is approved by the Managing Member (such approval not to be unreasonably withheld, conditioned, or delayed) as collateral to secure indebtedness and any Transfer pursuant to the enforcement of such collateral;

(c)    At any time, any Transfer by any Member of Units to any Transferee approved in writing by the Managing Member (not to be unreasonably withheld), it being understood that it would be reasonable for the Managing Member to withhold such consent if the Managing Member reasonably determines that such Transfer would materially increase the risk that the Company would be classified as a “publicly traded partnership” as that term is defined in Section 7704 of the Code and the Treasury Regulations promulgated thereunder;

(d)    The Transfer of all or any portion of a Member’s Units to a Permitted Transferee of such Member;

(e)    Any Transfer pursuant to, and in compliance with, Article 10; and

(f)    The purchase of Units pursuant to the Company’s call right under Section 9.01.

Section 8.03    Distributions. Notwithstanding anything in this Article 8 or elsewhere in this Agreement to the contrary, if a Member Transfers all or any portion of its Units after the designation of a record date and declaration of a distribution pursuant to Article 5 and before the payment date of such distribution, the transferring Member (and not the Person acquiring all or any portion of the transferring Member’s Units) shall be entitled to receive such distribution in respect of such transferred Units.

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Section 8.04    Registration of Transfers. When any Units are Transferred in accordance with the terms of this Agreement, the Managing Member shall cause such Transfer to be registered on the books of the Company, including the Members Schedule.

Section 8.05    Pass-Through Members Liquidating or Entering into Certain Transactions.

(a)    If a Pass-Through Entity Member enters (or intends on entering) into a liquidation or other transaction that could result in an increase in the number of partners of the Company for purposes of the private placement safe harbor in Treasury Regulations Section 1.7704-1(h) (regardless of whether the transaction could result in the number of partners exceeding 100 for purposes of such safe harbor), then such Member shall notify the Managing Member in writing of such liquidation or other transaction at least twenty (20) days prior to engaging in such transaction.

(b)    If a direct or indirect beneficial owner of a Pass-Through Entity Member enters (or intends on entering) into a liquidation or other transaction that could result in an increase in the number of partners of the Company for purposes of the private placement safe harbor in Treasury Regulations Section 1.7704-1(h) (regardless of whether the transaction could result in the number of partners exceeding 100 for purposes of such safe harbor), then such Member shall notify the Managing Member in writing of such liquidation or other transaction at least twenty (20) days prior to such beneficial owner engaging in such transaction.

(c)    On the occurrence of any liquidation of a Pass-Through Member Entity (or the receipt of notice of such a liquidation) that could result in the number of partners of the Company for purposes of the private placement safe harbor in Treasury Regulations Section 1.7704-1(h) exceeding 95, the Managing Member shall have the right to place customary restrictions on the transfer and exchange rights of Members in addition to those described in this Agreement as necessary to prevent interests in the Company from being treated as “readily tradable on a secondary market or the substantial equivalent thereof” within the meaning of Section 7704 of the Code.

Article 9
CERTAIN OTHER AGREEMENTS

Section 9.01    Company Call Right. In connection with any Involuntary Transfer by any Non-ParentCo Member, the Company may, in the Managing Member’s sole discretion, elect to purchase from such Non-ParentCo Member and/or the Transferee(s) in such Involuntary Transfer (each, a “Call Member”) any or all of the Units so Transferred (or to be Transferred) (“Call Units”), at any time by delivering a written notice (a “Call Notice”) to such Call Member. The Call Notice must set forth the Unit Redemption Price and the proposed closing date of such purchase of such Call Units, provided that such closing date must occur within ninety (90) days following the date such Call Notice is delivered to the Call Member. At the closing of any such sale, in exchange for the payment by the Company or the applicable Managing Member to such Call Member of the Unit Redemption Price in cash, (a) the Call Member shall deliver its Call Units, duly endorsed or accompanied by written instruments of transfer in form satisfactory to the Company or the Managing Member, as applicable, duly executed by such Call Member and accompanied by all requisite transfer taxes, if any, (b) such Call Units shall be free and clear of any Liens, and (c) each Call Member shall so represent and warrant and further represent and warrant that it is the sole beneficial and record owner of such Call Units. Following such closing, such Call Member (i) will no longer be entitled to any rights in respect of the Transferred Call Units, including any distributions or payments by the Company or ParentCo with respect to such Call Units (other than the payment of the Unit Redemption Price at such closing), (ii) if such Call Member does not hold any Units thereafter, will thereupon cease to be a Member of the Company, and (iii) to the extent such Call Member does not hold any shares of ParentCo Common Stock thereafter, shall thereupon cease to be a stockholder of ParentCo.

Section 9.02    Preemptive Rights. No Person shall have any preemptive, preferential or other similar right with respect to (a) additional Capital Contributions; (b) issuances or sales by the Company of any class or series of Units or other Equity Securities of the Company, whether unissued or hereafter created; (c) issuances of any obligations, evidences of indebtedness or other securities of the Company convertible into or exchangeable for, or carrying or accompanied by any rights to receive, purchase or subscribe to, any Units; (d) issuances of any right of subscription to or right to receive, or any warrant or option for the purchase of, any Units; or (e) issuances or sales of any other securities that may be issued or sold by the Company.

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Article 10
REDEMPTION AND EXCHANGE RIGHTS

Section 10.01    Redemption Right of a Member.

(a)    Notwithstanding any provision to the contrary in this Agreement, but subject to any other agreement between such Member and the Company, ParentCo, or any of their Controlled Affiliates, and without the need for the approval by the Managing Member or consent by any other Members, each Member (other than the ParentCo Members) holding LLC Units and/or Vested Incentive Units will have the right to cause the Company to redeem (a “Redemption”) all or any portion of such Member’s LLC Units and/or Vested Incentive Units (the “Redemption Right”) at any time during any Quarterly Redemption Period except (i) during 2022, (ii) prior to the expiration of any contractual lock-up period relating to the shares of ParentCo that are applicable to such Member, including as provided in Section 7.11 of the ParentCo By-Laws, (iii) to the extent inconsistent with any insider trading policy of the Company, any law or regulation relating to insider trading, or any other public stock restrictions, or (iv) as otherwise provided in Section 10.01(i). Each Member exercising the Redemption Right hereby agrees to comply with each covenant and other provision in Section 7.11 of the ParentCo By-Laws with respect to shares of Class A Common Stock received in any Redemption or Direct Exchange involving a Share Settlement.

(b)    A Member desiring to exercise the Redemption Right (the “Redeeming Member”) shall exercise such right by giving written notice (the “Redemption Notice”) to the Company with a copy to ParentCo. The Redemption Notice shall specify the number of LLC Units (the “Redeemed LLC Units”) and the number of Incentive Units (the “Redeemed Incentive Units” and, collectively with the Redeemed LLC Units, the “Redeemed Units”) that the Redeeming Member intends to have the Company redeem and a date, not less than ten (10) Business Days nor more than thirteen (13) Business Days after delivery of such Redemption Notice (unless and to the extent that the Managing Member in its sole discretion agrees in writing to waive such time periods), on which exercise of the Redemption Right shall be completed (the “Redemption Date”); provided that the Company, ParentCo, and the Redeeming Member may change the number of Redeemed LLC Units, Redeemed Incentive Units, and/or the Redemption Date specified in such Redemption Notice to another number(s) and/or date by mutual agreement signed in writing by each of them; provided further that a Redemption Notice may be conditioned by the Redeeming Member on the closing of an underwritten distribution of the shares of ParentCo Class A Common Stock that may be issued in connection with such proposed Redemption. Unless the Redeeming Member has timely delivered a Retraction Notice (as provided in Section 10.01(d)) or has timely revoked or delayed a Redemption (as provided in Section 10.01(e)), on the Redemption Date (to be effective immediately prior to the close of business on the Redemption Date) (i) the Redeeming Member shall transfer and surrender the Redeemed Units to the Company, free and clear of all Liens, and, if the Redeemed Units are certificated, the certificate relating to such Redeemed Units, and (ii) upon receipt of the Redeemed Units and, if applicable, the related certificates, the Company shall (x) cancel the Redeemed Units, (y) transfer to the Redeeming Member the consideration to which the Redeeming Member is entitled under Section 10.01(c), and (z), if the Units are certificated, issue to the Redeeming Member a certificate for a number of LLC Units and/or Incentive Units (as applicable) equal to the difference (if any) between the number of LLC Units and/or Incentive Units (as applicable) evidenced by the certificate surrendered by the Redeeming Member pursuant to clause (i) of this Section 10.01(b) and the Redeemed LLC Units and/or Redeemed Incentive Units (as applicable) (i.e., the number of LLC Units or Incentive Units the Redeeming Member will hold, if any, after the Redemption Date).

(c)    In exercising the Redemption Right, a Redeeming Member will be entitled to receive the number of shares of ParentCo Class A Common Stock equal to the number of Redeemed Units (the “Share Settlement”) or (ii) cash in U.S. dollars in an amount equal to the Redeemed Units Equivalent of the Share Settlement (“Cash Settlement”), provided that ParentCo will have the option as provided in Section 10.02 and subject to Section 10.01(g) to select whether the redemption payment will be made in the form of a Share Settlement or a Cash Settlement, provided, further that, if Redeeming Member or any of such Member’s Affiliates is an officer or director of ParentCo or has other decision making authority with respect to ParentCo, such Member and Affiliate shall not participate in the decision by ParentCo as to whether ParentCo selects the Share Settlement or the Cash Settlement. Within three (3) Business Days of the Redeeming Member’s delivery of a Redemption Notice, ParentCo shall give written notice (the “Contribution Notice”) to the Company and to the Redeeming Member of ParentCo’s intended settlement method. If ParentCo does not timely deliver a Contribution Notice, then ParentCo will be deemed to have elected the Share Settlement method.

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(d)    If ParentCo elects the Cash Settlement method, then the Redeeming Member may retract its Redemption Notice by giving written notice (a “Retraction Notice”) to the Company (with a copy to ParentCo) within ten (10) Business Days after delivery of the Contribution Notice to the Redeeming Member. The valid and timely delivery of a Retraction Notice will terminate all of the Redeeming Member’s, the Company’s, and ParentCo’s rights and obligations hereunder arising from the retracted Redemption Notice. A Member who delivers a Retraction Notice to the Company with respect to Units may in the future deliver a Redemption Notice with respect to the same Units, provided that all of the requirements for a Redemption with respect to such Units are satisfied.

(e)    In the event that ParentCo elects a Share Settlement in connection with a Redemption, a Redeeming Member shall be entitled to revoke its Redemption Notice or delay the consummation of a Redemption upon written notice delivered to ParentCo if any of the following conditions exists:

(i)    Any registration statement pursuant to which the resale of the ParentCo Class A Common Stock to be registered for such Redeeming Member at or immediately following the consummation of the Redemption shall have ceased to be effective pursuant to any action or inaction by the SEC or no such resale registration statement has yet become effective;

(ii)     ParentCo shall have failed to cause any related prospectus to be supplemented by any required prospectus supplement necessary to effect such Redemption;

(iii)    ParentCo shall have exercised its right to defer, delay, or suspend the filing or effectiveness of a registration statement and such deferral, delay, or suspension shall affect the ability of such Redeeming Member to have its ParentCo Class A Common Stock registered at or immediately following the consummation of the Redemption;

(iv)    ParentCo or any of its Affiliates shall have disclosed to such Redeeming Member any material non-public information concerning ParentCo, the receipt of which results in such Redeeming Member being prohibited or restricted from selling ParentCo Class A Common Stock at or immediately following the Redemption without disclosure of such information (and ParentCo or the applicable Affiliate does not permit disclosure);

(v)    Any stop order relating to the registration statement pursuant to which the ParentCo Class A Common Stock was to be registered by such Redeeming Member at or immediately following the Redemption shall have been issued by the SEC;

(vi)    There will have occurred a material disruption in the securities markets generally or in the market or markets in which the ParentCo Class A Common Stock is then traded;

(vii)    There will be in effect an injunction, a restraining order or a decree of any nature of any Governmental Authority that restrains or prohibits the Redemption;

(viii)    If the Redeeming Member is a party to the Registration Rights Agreement, ParentCo shall have failed to comply in all material respects with its obligations under the Registration Rights Agreement, and such failure shall have affected the ability of such Redeeming Member to consummate the resale of ParentCo Class A Common Stock to be received upon such redemption pursuant to an effective registration statement;

(ix)    The Redemption Date would occur three (3) Business Days or less prior to, or during, any “black-out” or similar period under ParentCo’s policies covering trading in the ParentCo’s securities to which the applicable Redeeming Member is subject, which period restricts the ability of such Redeeming Member to immediately resell shares of ParentCo Class A Common Stock to be delivered to such Redeeming Member in connection with a Share Settlement;

provided that in no event will the Redeeming Member seeking to revoke its Redemption Notice or delay the consummation of such Redemption and relying on any of the matters contemplated in clauses (i) through (ix) above have controlled or intentionally materially influenced any facts, circumstances, or Persons in connection therewith (except in the good faith performance of his or her duties as an officer or director of ParentCo) in order to provide such Redeeming Member with a basis for such delay or revocation. If a Redeeming Member delays the consummation of a Redemption pursuant to this Section 10.01(e), then the Redemption Date shall occur on the fifth Business Day following the date on which the conditions giving rise to such delay cease to exist (or such earlier day as ParentCo, the Company, and such Redeeming Member may agree in writing).
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(f)    The valid and timely delivery of a written notice to revoke a Redemption Notice that meets the requirements of Section 10.01(e) will terminate all of the Redeeming Member’s, the Company’s, ParentCo’s, and Intermediate Holdco’s rights and obligations hereunder arising from the revoked Redemption Notice. A Member who delivers a such a written notice to the Company with respect to Units may in the future deliver a Redemption Notice with respect to the same Units, provided that all of the requirements for a Redemption with respect to such Units are satisfied.

(g)    The number of shares of ParentCo Class A Common Stock or the Redeemed Units Equivalent that a Redeeming Member is entitled to receive under Section 10.01(c) will not be adjusted on account of any distributions previously made with respect to the Redeemed Units or dividends previously paid with respect to ParentCo Class A Common Stock; provided that if a Redeeming Member causes the Company to redeem Redeemed Units and the Redemption Date occurs subsequent to the record date for any distribution with respect to the Redeemed Units but prior to the distributing of such distribution, the Redeeming Member will be entitled to receive such distribution with respect to the Redeemed Units on the date that it is made and, solely for purposes of such distribution, such Redeemed Units will be included in the numerator of such Redeeming Member’s Percentage Interest and in the denominator of the each Member’s Percentage Interest, notwithstanding that the Redeeming Member transferred and surrendered the Redeemed Units to the Company prior to the distribution date.

(h)    In the event of a reclassification or other similar transaction as a result of which the shares of ParentCo Class A Common Stock are converted into another security, the Redeeming Member in exercising the Redemption Right shall be entitled to receive the amount of such security that the Redeeming Member would have received if such Redemption Right had been exercised and the Redemption Date had occurred immediately prior to the record date of such reclassification or other similar transaction.

(i)    Notwithstanding anything to the contrary contained herein, neither the Company nor ParentCo shall effectuate a Redemption if such Redemption (i) would cause the Company to have more than ninety-five (95) partners, within the meaning of Treasury Regulations Section 1.7704-1(h), or (ii) could, in the sole discretion of the Managing Member, otherwise cause the Company to be classified as a “publicly traded partnership” taxed as a corporation pursuant to Section 7704 of the Code and the Treasury Regulations thereunder or successor provisions of the Code.

Section 10.02    Indirect Contribution by ParentCo; Issuance by the Company.

(a)    In connection with the exercise of a Redeeming Member’s Redemption Rights under Section 10.01, ParentCo shall contribute to Intermediate Holdco, and Intermediate Holdco shall contribute to the Company, the consideration that the Redeeming Member is entitled to receive under Section 10.01(c). Subject to Section 10.01(g), ParentCo, at its option, shall determine whether to contribute such consideration to Intermediate Holdco in the form of Share Settlement or Cash Settlement. In either case, Intermediate Holdco’s capital contribution to the Company will be in the same form that it receives from ParentCo.

(b)    Unless the Redeeming Member has timely delivered a Retraction Notice (as provided in Section 10.01(d)) or has revoked or delayed a Redemption (as provided in Section 10.01(e)), on the Redemption Date (to be effective immediately prior to the close of business on the Redemption Date) (i) ParentCo shall make its capital contribution to Intermediate Holdco (in the form of the Share Settlement or the Cash Settlement) required under this Section 10.02, (ii) Intermediate Holdco shall make a capital contribution of the proceeds of the contribution described in clause (i) (in the form of the Share Settlement or the Cash Settlement), and (iii) the Company shall issue to Intermediate Holdco a number of LLC Units and/or Incentive Units equal to the number of Redeemed LLC Units and/or Redeemed Incentive Units surrendered by the Redeeming Member.

(c)    Notwithstanding any other provision hereof to the contrary, if ParentCo elects a Cash Settlement and effects a substantially concurrent issuance or sale of Class A Common Stock to fund the Cash Settlement, then the amount of ParentCo’s required capital contribution to Intermediate Holdco, and Intermediate Holdco’s capital contribution to the Company, will equal the net proceeds (after deduction of any underwriters’ discounts or commissions and brokers’ fees or commissions) from such substantially concurrent issuance or sale of a number of shares of Class A Common Stock that would be in the Share Settlement had the Share Settlement, instead of the Cash Settlement, been elected.

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Section 10.03    Exchange Right of ParentCo.

(a)    Notwithstanding anything to the contrary in this Article 10, ParentCo may, in its sole and absolute discretion, elect to effect on the Redemption Date the exchange of Redeemed Units for the Share Settlement or Cash Settlement, as the case may be, through a direct exchange of such Redeemed Units and such consideration between the Redeeming Member and ParentCo (a “Direct Exchange”). Upon a Direct Exchange pursuant to this Section 10.03, ParentCo shall acquire the Redeemed Units and will be treated for all purposes of this Agreement as the owner of such Units.

(b)    ParentCo may, at any time prior to a Redemption Date, deliver written notice (an “Exchange Election Notice”) to the Company and the Redeeming Member setting forth its election to exercise its right to consummate a Direct Exchange, provided that such election does not prejudice the ability of the Parties to consummate a Redemption or Direct Exchange on the Redemption Date. An Exchange Election Notice may be revoked by ParentCo at any time, provided that any such revocation does not prejudice the ability of the Parties to consummate a Redemption or Direct Exchange on the Redemption Date. The right to consummate a Direct Exchange in all events will be exercisable for all the Redeemed Units that would have otherwise been subject to a Redemption. Except as otherwise provided by this Section 10.03, a Direct Exchange will be consummated pursuant to the same timeframe and in the same manner as the relevant Redemption would have been consummated if ParentCo had not delivered an Exchange Election Notice.

Section 10.04    Tender Offers and Other Events with Respect to ParentCo

(a)    In the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization, or similar transaction with respect to ParentCo Class A Common Stock (a “ParentCo Offer”) is (i) proposed by ParentCo, (ii) proposed to ParentCo or its stockholders and approved by the board of directors of ParentCo, or (iii) is otherwise effected or to be effected with the consent or approval of the board of directors of ParentCo, the holders of Units (other than the ParentCo Members and holders of Unvested Incentive Units (solely in respect of such holders’ Unvested Incentive Units)) will be permitted to participate in such ParentCo Offer by delivery of a notice of exchange. Such notice of exchange will be effective immediately prior to the consummation of such ParentCo Offer, but will not be effective if such ParentCo Offer is not consummated. In the case of a ParentCo Offer proposed by ParentCo, ParentCo shall use its reasonable efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit the holders of Units (other than the ParentCo Members and holders of Unvested Incentive Units (solely in respect of such holders’ Unvested Incentive Units)) to participate in such ParentCo Offer to the same extent or on an economically equivalent basis as the holders of shares of ParentCo Class A Common Stock without discrimination, provided that, without limiting the generality of this sentence, ParentCo shall use its reasonable efforts expeditiously and in good faith to ensure that such holders may participate in each such ParentCo Offer without being required to exchange Units to the extent such participation is practicable. For the avoidance of doubt (but subject to Section 10.04(a)), in no event will the holders of Units participating in the ParentCo Offer be entitled to receive in such ParentCo Offer aggregate consideration for each Unit that is greater than the consideration payable in respect of each share of ParentCo Class A Common Stock in connection with a ParentCo Offer.

(b)    Notwithstanding any other provision of this Agreement, if a Disposition Event is approved by the board of directors of ParentCo and consummated in accordance with Applicable Law, then, at the request of the Company (or following such Disposition Event, its successor) or ParentCo (or following such Disposition Event, its successor), each holder of Units shall be required to exchange with ParentCo, at any time and from time to time after, or simultaneously with, the consummation of such Disposition Event, such holder’s Units for an amount and the same form of consideration for each such Unit equal to average consideration per share of ParentCo Class A Common Stock disposed of in connection with the Disposition Event, provided that in the event of a Disposition Event intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code or as a non-recognition transfer described in Section 351(a) or Section 721 of the Code, a holder will not be required to exchange Units pursuant to this Section 10.04(b) unless, as a part of such transaction, the holders are permitted to exchange their Units for securities in a transaction that is expected to permit such exchange without current recognition of gain or loss for U.S. and non-U.S. tax purposes for the direct and indirect holders of Units (except to the extent that property other than securities is received in such exchange), based on a “should” or “will” level opinion from an independent tax counsel of recognized standing and expertise.

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(c)    Notwithstanding any other provision of this Agreement, in a Disposition Event, payments under or in respect of the Tax Receivable Agreement will not be considered part of the consideration payable in respect of any Unit or share of ParentCo Class A Common Stock in connection with such Disposition Event for the purposes of Section 10.04(a) and Section 10.04(b).

Section 10.05    Reservation of Shares of ParentCo Class A Common Stock; Certificate of ParentCo. At all times ParentCo shall reserve and keep available out of its authorized but unissued ParentCo Class A Common Stock, solely for the purpose of issuance upon a Redemption or Direct Exchange, such number of shares of ParentCo Class A Common Stock as will be issuable upon any such Redemption or Direct Exchange pursuant to Share Settlements, provided that nothing contained herein will be construed to preclude ParentCo from satisfying its obligations in respect of any such Redemption or Direct Exchange by delivery of purchased ParentCo Class A Common Stock (which may or may not be held in the treasury of ParentCo) or the delivery of cash pursuant to a Cash Settlement. ParentCo shall deliver shares of ParentCo Class A Common Stock that have been registered under the Securities Act with respect to any Redemption or Direct Exchange to the extent a registration statement is effective and available for such shares. ParentCo covenants that all ParentCo Class A Common Stock issued upon a Redemption or Direct Exchange will, upon issuance, be validly issued, fully paid, and non-assessable. The provisions of this Article 10 will be interpreted and applied in a manner consistent with the corresponding provisions of ParentCo’s certificate of incorporation.

Section 10.06    Effect of Exercise of Redemption or Exchange Right. This Agreement shall continue notwithstanding the consummation of a Redemption or Direct Exchange and all governance or other rights set forth herein will be exercised by the remaining Members and the Redeeming Member (to the extent of such Redeeming Member’s remaining interest in the Company). No Redemption or Direct Exchange shall relieve such Redeeming Member of any prior breach of this Agreement.

Section 10.07    Tax Treatment. Unless otherwise required by applicable Law, the Parties hereto acknowledge and agree a Redemption or a Direct Exchange, as the case may be, will be treated as a direct exchange between ParentCo and the Redeeming Member for U.S. federal and applicable state and local income tax purposes.

Article 11
LIMITATION ON LIABILITY, EXCULPATION AND INDEMNIFICATION

Section 11.01    Limitation on Liability. The debts, obligations, and liabilities of the Company, whether arising in contract, tort or otherwise, will be solely the debts, obligations, and liabilities of the Company. No Covered Person will be obligated personally for any such debt, obligation, or liability of the Company, provided that the foregoing shall not alter a Member’s obligation to return funds wrongfully distributed to it.

Section 11.02    Exculpation and Indemnification.

(a)    Subject to the duties of the Managing Member and Officers set forth in Section 7.01, neither the Managing Member nor any other Covered Person described in clause (c) of the definition thereof will be liable, including under any legal or equitable theory of fiduciary duty or other theory of liability, to the Company or to any other Covered Person for any losses, claims, damages, or liabilities incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company. There will be, and each Covered Person will be entitled to, a presumption that such Covered Person acted in good faith.

(b)    A Covered Person will be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such Person’s professional or expert competence.

(c)    The Company shall indemnify, defend and hold harmless each Covered Person against any losses, claims, damages, liabilities, expenses (including all reasonable out-of-pocket fees and expenses of counsel and other advisors), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits or proceedings, in which such Covered Person may be involved or become subject to, in connection with any matter arising out of or in connection with the Company’s business or affairs, or this Agreement or any related document, unless such loss, claim, damage, liability, expense, judgment, fine, settlement, or other amount (i) is a result of a Covered Person not acting in good faith on behalf of the Company or arose as a result of the willful commission

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by such Covered Person of any act that is dishonest and materially injurious to the Company, (ii) results from its contractual obligations under any Ancillary Document to be performed in a capacity other than as a Covered Person, or (iii) results from the breach by any Member (in such capacity) of its contractual obligations under this Agreement. If any Covered Person becomes involved in any capacity in any action, suit, proceeding, or investigation in connection with any matter arising out of or in connection with the Company’s business or affairs, or this Agreement or any related document (other than any Ancillary Document), other than by reason of any act or omission performed or omitted by such Covered Person that was not in good faith on behalf of the Company or constituted a willful commission by such Covered Person of an act that is dishonest and materially injurious to the Company, then the Company shall reimburse such Covered Person for its reasonable legal and other reasonable out-of-pocket expenses (including the cost of any investigation and preparation) as they are incurred in connection therewith, provided that such Covered Person shall promptly repay to the Company the amount of any such reimbursed expenses paid to it if it shall be finally judicially determined that such Covered Person was not entitled to indemnification by, or contribution from, the Company in connection with such action, suit, proceeding, or investigation. If for any reason (other than the bad faith of a Covered Person or the willful commission by such Covered Person of an act that is dishonest and materially injurious to the Company) the foregoing indemnification is unavailable to such Covered Person, or insufficient to hold him or her harmless, then the Company shall contribute to the amount paid or payable by such Covered Person as a result of such loss, claim, damage, liability, expense, judgment, fine, settlement, or other amount in such proportion as is appropriate to reflect any relevant equitable considerations. There will be, and each Covered Person will be entitled to, a rebuttable presumption that such Covered Person acted in good faith.

(d)    The obligations of the Company under Section 11.02(c) will be satisfied solely out of and to the extent of the Company’s assets, and no Covered Person shall have any personal liability on account thereof.

(e)    Given that certain Jointly Indemnifiable Claims may arise by reason of the service of a Covered Person to the Company and/or as a director, trustee, officer, partner, member, manager, employee, consultant, fiduciary or agent of other corporations, limited liability companies, partnerships, joint ventures, trusts, employee benefit plans or other enterprises Controlled by the Company (collectively, the “Controlled Entities”), or by reason of any action alleged to have been taken or omitted in any such capacity, the Company acknowledges and agrees that the Company shall, and to the extent applicable shall cause the Controlled Entities to, be fully and primarily responsible for the payment to the Covered Person in respect of indemnification or advancement of all out-of-pocket costs of any type or nature whatsoever (including all attorneys’ fees and related disbursements) in each case, actually and reasonably incurred by or on behalf of a Covered Person in connection with either the investigation, defense or appeal of a claim, demand, action, suit or proceeding or establishing or enforcing a right to indemnification under this Agreement or otherwise incurred in connection with a claim that is indemnifiable hereunder (collectively, “Expenses”) in connection with any such Jointly Indemnifiable Claim, pursuant to and in accordance with (as applicable) the terms of (1) the Act, (2) this Agreement, (3) any other agreement between the Company or any Controlled Entity and the Covered Person pursuant to which the Covered Person is indemnified, (4) the laws of the jurisdiction of incorporation or organization of any Controlled Entity and/or (5) the certificate of incorporation, certificate of organization, bylaws, partnership agreement, operating agreement, certificate of formation, certificate of limited partnership, certificate of qualification or other organizational or governing documents of any Controlled Entity (clauses (1) through (5) collectively, the “Indemnification Sources”), irrespective of any right of recovery the Covered Person may have from the Indemnitee-Related Entities. Under no circumstance shall the Company or any Controlled Entity be entitled to any right of subrogation or contribution by the Indemnitee-Related Entities and no right of advancement or recovery the Covered Person may have from the Indemnitee-Related Entities shall reduce or otherwise alter the rights of the Covered Person or the obligations of the Company or any Controlled Entity under the Indemnification Sources. In the event that any of the Indemnitee-Related Entities shall make any payment to the Covered Person in respect of indemnification or advancement of Expenses with respect to any Jointly Indemnifiable Claim, (I) the Company shall, and to the extent applicable shall cause the Controlled Entities to, reimburse the Indemnitee-Related Entity making such payment to the extent of such payment promptly upon written demand from such Indemnitee-Related Entity, to the extent not previously and fully reimbursed by the Company and/or any Controlled Entity pursuant to clause (I), (II) the Indemnitee-Related Entity making such payment will be subrogated to the extent of the outstanding balance of such payment to all of the rights of recovery of the Covered Person against the Company and/or any Controlled Entity, as applicable, and (III) the Covered Person shall execute all papers reasonably required and shall do all things that may be reasonably necessary to secure such rights, including the execution of such documents as may be necessary to enable the Indemnitee-Related Entities effectively to bring suit to enforce such rights. The Company and the

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Covered Person agree that each of the Indemnitee-Related Entities will be third-party beneficiaries with respect to this Section 11.02(e) and entitled to enforce this Section 11.02(e) as though each such Indemnitee-Related Entity were a party to this Agreement. The Company shall cause each of the Controlled Entities to perform the terms and obligations of this Section 11.02(e) as though each such Controlled Entity was the “Company” under this Agreement. For purposes of this Section 11.02(e), the following terms shall have the following meanings:

(i)    The term “Indemnitee-Related Entities” means any corporation, limited liability company, partnership, joint venture, trust, employee benefit plan, or other enterprise (other than the Company, any Controlled Entity, or the insurer under and pursuant to an insurance policy of the Company or any Controlled Entity) from whom a Covered Person may be entitled to indemnification or advancement of Expenses with respect to which, in whole or in part, the Company or any Controlled Entity may also have an indemnification or advancement obligation.

(ii)    The term “Jointly Indemnifiable Claims” will be broadly construed and will include any claim, demand, action, suit, or proceeding for which the Covered Person shall be entitled to indemnification or advancement of Expenses from both (1) the Company and/or any Controlled Entity pursuant to the Indemnification Sources, on the one hand, and (2) any Indemnitee-Related Entity pursuant to any other agreement between any Indemnitee-Related Entity and the Covered Person pursuant to which the Covered Person is indemnified, the laws of the jurisdiction of incorporation or organization of any Indemnitee-Related Entity, and/or the certificate of incorporation, certificate of organization, bylaws, partnership agreement, operating agreement, certificate of formation, certificate of limited partnership, or other organizational or governing documents of any Indemnitee-Related Entity, on the other hand.

Article 12
DISSOLUTION AND TERMINATION

Section 12.01    Dissolution.

(a)    The Company shall not be dissolved by the admission of Additional Members or Substitute Members pursuant to Section 3.06.

(b)    No Member shall (i) resign from the Company prior to the dissolution and winding up of the Company except in connection with a Transfer, a Redemption, an Exchange, or other redemption of Units pursuant to the terms of this Agreement or (ii) take any action to dissolve, terminate, or liquidate the Company or to require apportionment, appraisal, or partition of the Company or any of its assets, or to file a bill for an accounting, except as specifically provided in this Agreement, and each Member, to the fullest extent permitted by Applicable Law, hereby waives any rights to take any such actions under Applicable Law, including any right to petition a court for judicial dissolution under Section 18-802 of the Act.

(c)    The Company will be dissolved and its business wound up only upon the earliest to occur of any one of the following events (each a “Dissolution Event”):

(i)    The expiration of forty-five (45) days after the sale or other disposition of all or substantially all the assets of the Company;

(ii)    upon the approval of the Managing Member;

(iii)    the entry of a decree of dissolution of the Company under §18-802 of the Act; or

(iv)    at any time there are no members of the Company, unless the Company is continued in accordance with the Act.

(d)    The death, retirement, resignation, expulsion, bankruptcy, insolvency, or dissolution of a Member or the occurrence of any other event that terminates the continued membership of a Member of the Company shall not in and of itself cause dissolution of the Company.

Section 12.02    Winding Up of the Company.

(a)    The Managing Member shall promptly notify the other Members of any Dissolution Event. Upon dissolution, the Company’s business will be liquidated in an orderly manner. The Managing Member shall appoint a liquidating trustee to wind up the affairs of the Company pursuant to this Agreement. In performing its

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duties, the liquidating trustee is authorized to sell, distribute, exchange, or otherwise dispose of the assets of the Company in accordance with the Act and in any reasonable manner that the liquidating trustee shall determine to be in the best interest of the Members.

(b)    The proceeds of the liquidation of the Company will be distributed in the following order and priority:

(i)    first, to the creditors (including any Members or their respective Affiliates who are creditors) of the Company in satisfaction of all of the Company’s liabilities (whether by payment or by making reasonable provision for payment thereof, including the setting up of any reserves that are, in the judgment of the liquidating trustee, reasonably necessary therefor); and

(ii)    thereafter, to the Members in the same manner as distributions are made under Section 5.02(b).

(c)    Distribution of Property. In the event it becomes necessary in connection with the liquidation of the Company to make a distribution of Property in-kind, subject to the priority set forth in Section 12.02, the liquidating trustee shall have the right to compel each Member to accept a distribution of any Property in-kind (with such Property, as a percentage of the total liquidating distributions to such Member, corresponding as nearly as possible to such Member’s Percentage Interest), with such distribution being based upon the amount of cash that would be distributed to such Members if such Property were sold for an amount of cash equal to the fair market value of such Property, as determined by the liquidating trustee in good faith, subject to the last sentence of Section 5.03(d).

Section 12.03    Termination. The Company shall terminate when all of the assets of the Company, after payment of or reasonable provision for the payment of all debts and liabilities of the Company, shall have been distributed to the Members in the manner provided for in this Article 12, and the certificate of formation of the Company shall have been cancelled in the manner required by the Act.

Section 12.04    Survival. The termination, dissolution, liquidation, or winding up of the Company for any reason will not release any party from any liability that at the time of such termination, dissolution, liquidation, or winding up already had accrued to any other party or thereafter may accrue in respect to any act or omission prior to such termination, dissolution, liquidation, or winding up.

Article 13
MISCELLANEOUS

Section 13.01    Expenses. Other than as provided for in the Tax Receivable Agreement, the Company shall (a) pay, or cause to be paid, all costs, fees, operating expenses, administrative expenses, and other expenses of the Company (including the costs, fees and expenses of attorneys, accountants, or other professionals and the compensation of all personnel providing services to the Company) incurred in pursuing and conducting, or otherwise related to, the business of the Company and (b) in the sole discretion of the Managing Member, reimburse the Managing Member for any reasonable out-of-pocket costs, fees, and expenses incurred by it or its Subsidiaries in connection therewith. For any expenses, liabilities or other obligations that are related to the business conducted by the Company and/or its Subsidiaries, the Managing Member shall cause the Company to pay or bear all such expenses, liabilities, and other obligations of the Managing Member or its Subsidiaries, including, (i) costs of any securities offering (including any underwriters discounts and commissions), investment, or acquisition transaction (whether or not successful) not borne directly by Members, (ii) compensation and meeting costs of its board of directors, (iii) the cost of periodic reports to its stockholders, (iv) any judgments, settlements, penalties, fines, or other costs and expenses in respect of any claims against, or any litigation or proceedings involving, ParentCo, (v) accounting and legal costs, (vi) franchise taxes that are not based on, or measured by, income, (vii) payments in respect of Indebtedness and preferred stock, to the extent the proceeds are used or will be used by ParentCo or its Subsidiaries to pay expenses or other obligations described in this Section 13.01 (in either case only to the extent economically equivalent Indebtedness or Equity Securities of the Company were not issued to ParentCo or its Subsidiaries), (viii) payments representing interest with respect to payments not made when due under the terms of the Tax Receivable Agreement, (ix) other fees and expenses in connection with the maintenance of the existence of ParentCo and its Subsidiaries (including any costs or expenses

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associated with being a public company listed on a national securities exchange), and (x) any obligations owed to any intervening third-party creditors in respect of any amounts in the foregoing clauses (i) through (ix), provided that the Company shall not pay or bear any income tax obligations of the Managing Member or its Subsidiaries pursuant to this provision. Payments under this Section 13.01 are intended to constitute reasonable compensation for past or present services and are not “distributions” within the meaning of § 18-607 of the Act. For the avoidance of doubt, ParentCo will be considered a third-party creditor of the Company with respect to the any amounts owed pursuant to this Section 13.01 and will be entitled to all remedies available to a third-party creditor to enforce the Company’s obligations to make payments under this Section 13.01.

Section 13.02    Further Assurances. Each Member agrees to execute, acknowledge, deliver, file and record such further certificates, amendments, instruments and documents, and to do all such other acts and things, as may be required by Applicable Law or as, in the reasonable judgment of the Managing Member, may be necessary or advisable to carry out the intent and purposes of this Agreement.

Section 13.03    Notices. Any notice or other communication required or permitted hereunder will be in writing and (except as otherwise provided in this Agreement) will be deemed to have been duly given on the date of service if served personally; three (3) Business Days after the date of mailing, if mailed, by first class mail, registered or certified, postage prepaid; one (1) Business Day after delivery to the courier if sent by private courier guaranteeing next day delivery, delivery charges prepaid, or on the date sent, if sent by electronic mail if confirmation of receipt is received; provided that a copy of such notice is sent by one other method under this Section 13.03, and in each case, addressed as follows:

(a)   if to the Company, to

Manscaped Holdings, LLC

3394 Carmel Mountain Road, Suite 140

San Diego, CA 92121

Attn: Paul Tran

Email: paul@manscaped.com

With copies (which copies shall not constitute actual notice) to:

Buchalter, a Professional Corporation

1000 Wilshire Blvd, Suite 1500

Los Angeles, CA 90017-1730

Attn: Jeremy Weitz

Email: jweitz@buchalter.com

(b)   if to a Member, to the address contained in the Company’s books and records; or

(c)    at such other address as the Company or respective Member may, from time to time, designate in a written notice to all of the Members, in the case of the Company, and to the Company and any other Members, in the case of a Member.

All notices, requests and other communications between and among the Company and the Members in the normal course of the business of the Company will be deemed sufficiently given if sent by regular mail, postage prepaid or by facsimile. All references in this Agreement to “written notice,” “notice in writing” and similar terms will be deemed to include notices given by electronic mail, so long as a receipt of such e-mail is requested and received. All such notices, requests and other communications will be deemed received on the date of receipt by the recipient thereof if received prior to 5:30 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication will be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 13.04    Binding Effect; Benefit; Assignment.

(a)    The provisions of this Agreement will be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and assigns.

(b)    Except as provided in Article 8, no Member may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of a Managing Member.

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Section 13.05    Jurisdiction.

(a)    The Parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) will be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the Parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party to the notice addressed as provided in Section 13.03 will be deemed effective service of process on such Party.

(b)    EACH OF THE COMPANY AND THE MEMBERS HEREBY IRREVOCABLY DESIGNATES REGISTERED AGENTS SOLUTIONS, INC. (IN SUCH CAPACITY, THE “PROCESS AGENT”), WITH AN OFFICE 1601 S. DUPONT HWY, SUITE 100, DOVER, DELAWARE 19901, AS ITS DESIGNEE, APPOINTEE AND AGENT TO RECEIVE, FOR AND ON ITS BEHALF SERVICE OF PROCESS IN SUCH JURISDICTION IN ANY LEGAL ACTION OR PROCEEDINGS WITH RESPECT TO THIS AGREEMENT OR ANY OTHER AGREEMENT EXECUTED IN CONNECTION WITH THIS AGREEMENT, AND SUCH SERVICE WILL BE DEEMED COMPLETE UPON DELIVERY THEREOF TO THE PROCESS AGENT; PROVIDED THAT IN THE CASE OF ANY SUCH SERVICE UPON THE PROCESS AGENT, THE PARTY EFFECTING SUCH SERVICE SHALL ALSO DELIVER A COPY THEREOF TO EACH OTHER SUCH PARTY IN THE MANNER PROVIDED IN SECTION 13.03 OF THIS AGREEMENT AND, TO THE EXTENT A MEMBER IS NOT ORGANIZED UNDER THE LAWS OF THE STATE OF DELAWARE, AS REQUIRED BY THE LAW OF THE JURISDICTION OF ORGANIZATION OF SUCH MEMBER. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE PROCESS IN ANY MANNER PERMITTED BY APPLICABLE LAW.

Section 13.06    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 13.07    Counterparts. This Agreement may be signed in any number of counterparts, each of which will be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Until and unless each Party has received a counterpart hereof signed by the other Party hereto, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 13.08    Entire Agreement. This Agreement and the Ancillary Documents constitute the entire agreement between the Parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter of this Agreement. Nothing in this Agreement shall create any third-party beneficiary rights in favor of any Person or other party, except to the extent provided herein with respect to Indemnitee Related Entities, each of whom are intended third-party beneficiaries of those provisions that specifically related to them with the right to enforce such provisions as if they were a party hereto.

Section 13.09    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.

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Section 13.10    Amendment.

(a)    This Agreement can be amended at any time and from time to time by written instrument signed by each of the Members who together own a Majority in Interest then outstanding, provided that no amendment to this Agreement may adversely modify in any material respect the Units (or the rights, preferences or privileges of the Units) then held by any Members in any materially disproportionate manner to those then held by any other Members without the prior written consent of a Majority in Interest of such disproportionately affected Member or Members.

(b)    For the avoidance of doubt: (i) a Managing Member, acting alone, may amend this Agreement, including the Members Schedule, (x) to reflect the admission of new Members or Transfers of Units, each as provided by and in accordance with, the terms of this Agreement and (y) to effect any subdivisions or combinations of Units made in compliance with Section 4.02(d), and (z) to issue additional Units or any new class of Units (whether or not pari passu with the LLC Units) in accordance with the terms of this Agreement and to provide that the Members being issued such new Units be entitled to the rights provided to Members; and (ii) any merger, consolidation, or other business combination that constitutes a Disposition Event in which the Non-ParentCo Members are required to exchange all of their Units pursuant to Section 10.04(b) and receive consideration in such Disposition Event in accordance with the terms of Section 10.04(b) and other provisions of this Agreement shall not be deemed an amendment hereof, provided that such amendment is only effective upon consummation of such Disposition Event.

(c)    No waiver of any provision or default under, nor consent to any exception to, the terms of this Agreement or any agreement contemplated hereby will be effective unless in writing and signed by the Party to be bound and then only to the specific purpose, extent and instance so provided.

Section 13.11    Confidentiality.

(a)    Each Member shall, and shall direct those of its Affiliates and their respective directors, officers, members, stockholders, partners, employees, attorneys, accountants, consultants, trustees and other advisors (the “Member Parties”) who have access to Confidential Information to, keep confidential and not disclose any Confidential Information to any Person other than a Member Party who agrees to keep such Confidential Information confidential in accordance with this Section 13.11, in each case without the express consent, in the case of Confidential Information acquired from the Company, of the Managing Member or, in the case of Confidential Information acquired from another Member, such other Member, unless:

(i)    such disclosure will be required by Applicable Law;

(ii)    such disclosure is reasonably required in connection with any tax audit involving the Company or any Member or its Affiliates;

(iii)    such disclosure is reasonably required in connection with any litigation against or involving the Company or any Member; or

(iv)    such disclosure is reasonably required in connection with any proposed Transfer of all or any part of such Member’s Units in the Company; provided that with respect to any such use of any Confidential Information referred to in this clause (iv), advance notice must be given to the Managing Member so that it may require any proposed Transferee that is not a Member to enter into a confidentiality agreement with terms substantially similar to the terms of this Section 13.11, (excluding this clause (iv)) prior to the disclosure of such Confidential Information.

(v)    such disclosure is of financial and other information of the type typically disclosed to limited partners and limited liability company members (and prospective transferees or investors thereof) and is made to the partners or members of, and/or prospective investors in, Affiliates of the Members and such partner, Member or prospective investor is bound by the confidentiality provisions of a customary non-disclosure agreement entered into with the disclosing party that covers the Confidential Information so disclosed.

(b)    “Confidential Information” means any information related to the activities of the Company, the Members and their respective Affiliates that a Member may acquire from the Company or the Members, other than information that (i) is already available through publicly available sources of information (other than as a result of disclosure by such Member), (ii) was available to a Member on a non-confidential basis prior to its disclosure to

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such Member by the Company, or (iii) becomes available to a Member on a non-confidential basis from a third party, provided such third party is not known by such Member, after reasonable inquiry, to be bound by this Agreement or another confidentiality agreement with the Company. Such Confidential Information may include information that pertains or relates to the business and affairs of any other Member or any other Company matters. Confidential Information may be used by a Member and its Member Parties only in connection with Company matters and in connection with the maintenance of its interest in the Company.

(c)    In the event that any Member or any Member Parties of such Member is required to disclose any of the Confidential Information, such Member shall use reasonable efforts to provide the Company with prompt written notice so that the Company may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement, and such Member shall use reasonable efforts to cooperate with the Company in any effort any such Person undertakes to obtain a protective order or other remedy. In the event that such protective order or other remedy is not obtained, or that the Company waives compliance with the provisions of this Section 13.11, such Member and its Member Parties shall furnish only that portion of the Confidential Information that is legally required and shall exercise all reasonable efforts to obtain reasonably reliable assurance that the Confidential Information will be accorded confidential treatment.

Section 13.12    Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such State that would result in the application of the laws of any other State.

Section 13.13    Further Action. Each individual married Member who is or becomes a resident of a community property state shall cause his or her spouse to execute a consent of spouse, the form of which is attached hereto as Exhibit B, on the date hereof or the date such Member becomes a resident of a community property state. If an individual married Member is not married on the date hereof but subsequently becomes married and is or becomes a resident of a community property state, then such Member shall cause his or her spouse to execute a consent of spouse, as attached hereto as Exhibit B as of date of such marriage or residency.

Article 14
ARBITRATION

Section 14.01    Arbitration.

(a)    The Members and the Company shall attempt to resolve any claim, dispute, or other disagreement (each a “Dispute”) arising under this Agreement through direct negotiation with each other (such disputing Members, the “Disputing Parties”). If the dispute is not resolved within three (3) weeks after a written demand for direct negotiation, then any Disputing Party may then seek relief by initiating arbitration after such period upon written notice to the other Disputing Party. Such arbitration will be binding pursuant to the Commercial Arbitration Rules of the American Arbitration Association. The place of arbitration will be Los Angeles, California.

(b)    A single arbitrator (or, a panel of three arbitrators (the “Panel”), if the aggregate amount in dispute exceeds $1,000,000 and any Disputing Party elects to have such dispute resolved by a three-arbitrator panel) will be selected by the joint agreement of the Disputing Parties. Each arbitrator must be a person who is knowledgeable about, and has recognized ability and experience in dealing with, the subject matter of the Dispute. If the Disputing Parties are unable to agree on the arbitrator(s) within twenty (20) days of the date after the written notice referred to in Section 14.01(a), then selection of the arbitrator(s) will be made pursuant to the rules from the panels of the arbitrators maintained by the American Arbitration Association.

(c)    The following rules will apply to such arbitration: (i) the proceeding will be confidential, (ii) any Disputing Party will have the right to have counsel represent it at the arbitration hearing and in pre-arbitration proceedings; (iii) each Disputing Party will be permitted to conduct discovery in accordance with the Federal Rules of Civil Procedure; (iv) the arbitrator or Panel will have the authority to resolve any discovery disputes and to invoke an action to cease further discovery; (v) each Disputing Party to any arbitration proceeding will have the right to have a written transcript made of the arbitration proceedings; and (vi) each Disputing Party will have the right to file post-arbitration briefs, which will be considered by the arbitrator or Panel. The Disputing Parties shall complete all discovery within thirty (30) days after the arbitrator or Panel is composed, and shall complete the presentation of evidence to the arbitrator or Panel within fifteen (15) days after the completion of discovery.

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(d)    The arbitrator or Panel shall render a final decision to the Dispute within fifteen (15) days of the completion of the presentation of evidence. In the case of a Panel, the arbitrators will act by majority decision. Any decision made by a Panel will be (i) rendered in writing, (ii) bear the signatures of at least two (2) arbitrators, and (iii) identify the members of the Panel. Absent fraud or manifest error, any such decision of the arbitrator or Panel will be final, conclusive, and binding upon the Disputing Parties, and enforceable by a court of competent jurisdiction, provided that any such final decision will be accompanied by a written opinion of the arbitrator or Panel giving the reasons for the decision. This provision for arbitration will be specifically enforceable by the Disputing Parties. Judgment upon the award rendered by the arbitrator or Panel may be entered by any court having jurisdiction thereof.

(e)    The expenses of the arbitration will be borne equally by the Disputing Parties, provided that each Disputing Party shall pay for and bear the costs of such party’s own experts, evidence, and legal counsel, unless the arbitrator or Panel rules otherwise in the arbitration. The Members shall cause to be kept a record of the proceedings of any matter submitted to arbitration hereunder. If a party against whom the arbitrator or Panel renders a decision fails to abide by such decision, then the other Disputing Party or Disputing Parties may seek to enforce such award in a court of competent jurisdiction.

Article 15
REPRESENTATIONS OF MEMBERS

Section 15.01    Representations of Members. Each Member (unless otherwise noted) to which a Unit is issued as of the date of this Agreement represents and warrants to the Company as follows:

(a)    The Units issued to such Member, if any, are being acquired for investment for such Member’s own account, not as a nominee or agent, and not with a view to or for sale in connection with the distribution thereof.

(b)    Such Member has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the Member’s investment in the Units; such Member has the ability to bear the economic risks of such investment; such Member has the capacity to protect its own interests in connection with the transactions contemplated by this Agreement; and such Member has had an opportunity to ask questions and to obtain such financial and other information regarding the Company as such Member deems necessary or appropriate in connection with evaluating the merits of the investment in the Units. Such Member acknowledges that the Units have not been and will not be registered under the Securities Act or under any state securities act and may not be transferred except in compliance with the Securities Act and all applicable state laws.

(c)    Each Member qualifies as an Accredited Investor within the meaning of Regulation D promulgated under the Securities Act or the acquisition of its interest otherwise qualifies under an applicable exemption from registration under the Securities Act.

[Signature pages follow]

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed as of the day and year first written above.

MANSCAPED HOLDINGS, LLC,
a Delaware limited liability company
By:
Name:
Title:

[ADD MEMBER SIGNATURE PAGES]

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EXCHANGE AGREEMENT

This Exchange Agreement (as it may be amended from time to time in accordance with the terms hereof, this “Agreement”), dated as of [_______], 202_ and effective as of immediately after the consummation of the ParentCo Restructuring (as defined below) (the “Effective Time”), is made by and among Bright Lights Parent Corp., a Delaware corporation (“ParentCo”), Manscaped Holdings, LLC, a Delaware limited liability company (the “Company”), and the undersigned equityholders of the Company (the “Members”) on behalf of themselves and the Exchanging Members (as defined below). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the LLC Agreement (as defined below).

WHEREAS, Bright Lights Acquisition Corp., a Delaware corporation (“Bright Lights”), ParentCo, Mower Intermediate Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of Bright Lights (“Intermediate Holdco”), Mower Merger Sub 2, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Intermediate Holdco (“Merger Sub LLC”), Mower Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of Bright Lights (“Merger Sub Corp”), and the Company entered into a Business Combination Agreement, dated November 22, 2021 (as amended or modified from time to time, the “Business Combination Agreement”) and certain ancillary agreements, pursuant to which, among other things:

(i)          Bright Lights will merge with and into ParentCo, with ParentCo being the surviving corporation of such merger, and all of the issued and outstanding shares of Bright Lights Common Stock (as defined in the Business Combination Agreement) will be exchanged on a one-for-one basis for shares of common stock of ParentCo, and all of the outstanding warrants to purchase Bright Lights Common Stock will be exercisable for an equal number of shares of ParentCo common stock on the existing terms and conditions of such warrants (“ParentCo Restructuring”);

(ii)         Merger Sub Corp will merge with and into Manscaped, Inc., a Delaware corporation (“Manscaped, Inc.”), with Manscaped, Inc. being the surviving corporation;

(iii)        Manscaped, Inc. will merge with and into Merger Sub LLC, with Merger Sub LLC being the surviving entity; and

(iv)        Intermediate Holdco will contribute all of its interest in Merger Sub LLC to the Company in exchange for Company LLC Units, and in connection therewith Intermediate Holdco will become the managing member of the Company (together with (i)-(iii) above and all of the other transactions contemplated by the Business Combination Agreement, the “Restructuring”);

WHEREAS, as of the date hereof the undersigned Members hold a majority of the Incentive Units set forth on Exhibit A attached hereto, and all such Incentive Units were issued pursuant to the Original Plan;

WHEREAS, pursuant to Section 4 of the Original Plan, the Board of Managers of the Company may amend all or any portion of the Original Plan at any time so long as it obtains the consent of a majority of the Incentive Units adversely affected by such amendment;

WHEREAS, following the completion of the ParentCo Restructuring, the Members hereby agree to cause the Exchanging Members to exchange their respective Unvested Incentive Units of the Company for the number of Restricted Stock Units of ParentCo (“RSUs”) set forth on Exhibit A, subject to the terms and conditions of the ParentCo Omnibus Incentive Plan and an Award Agreement to be entered into by and between ParentCo and each Exchanging Member (collectively, the “Exchange”), and following the Exchange, all exchanged Incentive Units shall be cancelled; and

WHEREAS, each of the parties hereto desires to effect the Exchange, on the terms and subject to the conditions set forth herein.

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NOW, THEREFORE, in consideration of the agreements and covenants set forth below, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

Section 1.1Definitions.

As used in this Agreement, the following terms have the following meanings:

“Agreement” has the meaning set forth in the preamble.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the preamble.

“Effective Time” has the meaning set forth in the preamble.

“Exchange” has the meaning set forth in the recitals.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchanged Units” has the meaning set forth in Section 2.1(c).

“Exchanging Member” means each of the Members listed on Exhibit A attached hereto.

“Liens” means any and all liens, charges, security interests, options, claims, mortgages, pledges, proxies, voting trusts or agreements, obligations, understandings or arrangements, or other restrictions on title or transfer of any nature whatsoever.

“LLC Agreement” means the Second Amended and Restated Limited Liability Company Agreement of the Company dated as of [____], 202_, as the same may be amended, amended and restated or replaced from time to time.

“Member” has the meaning set forth in the preamble.

“Original Plan” means the 2019 Equity Incentive Plan of the Company, as amended.

“ParentCo” has the meaning set forth in the preamble.

“ParentCo Restructuring” has the meaning set forth in the recitals.

“Permitted Transferee” has the meaning set forth in the LLC Agreement.

“Person” means any natural person, corporation, limited partnership, general partnership, limited liability company, joint stock company, joint venture, association, company, estate, trust, bank trust company, land trust, business trust or other organization, whether or not a legal entity, custodian, trustee-executor, administrator, nominee or entity in a representative capacity, and any government or agency or political subdivision thereof.

“Restructuring” has the meaning set forth in the recitals.

“RSUs” has the meaning set forth in the recitals.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Tax Receivable Agreement” means that certain Tax Receivable Agreement, dated on or about the date hereof, among ParentCo, the Company and the other parties thereto, as the same may be amended, amended and restated or replaced from time to time.

“Unvested Incentive Unit” has the meaning set forth in the LLC Agreement.

“Vested Incentive Unit” has the meaning set forth in the LLC Agreement.

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ARTICLE II

Section 2.1   Exchange of Incentive Units.

(a)        Effectiveness. The Exchange shall be effective immediately after the consummation of the ParentCo Restructuring and, for the avoidance of doubt, shall not be effective if the transactions contemplated by the Business Combination Agreement are not consummated.

(b)        Closing Deliverables. On or prior to the Second Effective Time, each Exchanging Member shall be deemed to have delivered to ParentCo and the Company: (i) any certificates in the Exchanging Member’s possession representing all Exchanged Units being surrendered by the Exchanging Member, (ii) a duly executed Award Agreement in the form attached hereto as Exhibit B, and (iii) such other documentation as reasonably requested by ParentCo or the Company.

(c)        Exchange. Following the Effective Time and prior to the Second Effective Time, each Exchanging Member hereby, upon the terms and subject to the conditions hereof and the LLC Agreement, surrenders all Unvested Incentive Units held by such Exchanging Member (collectively, the “Exchanged Units”) (in each case, free and clear of all Liens) to the Company in exchange for the issuance to the Exchanging Member of  the corresponding number of ParentCo RSUs set forth on Exhibit A attached hereto. For purposes of this calculation, the number of Unvested Incentive Units will be calculated on the close of business on the day before the Effective Time based upon the vesting schedule applicable to the Incentive Units held by such Exchanging Member. On and as of the Effective Time, (x) the Exchanged Units shall be deemed to be transferred to the Company, (y) each Exchanging Member shall cease to have any rights with respect to the Exchanged Units, and (z) each Exchanging Member shall be treated for all purposes as having become the record holder of the RSUs to be received by such Exchanging Member in respect of the Exchange. Any Exchanged Units surrendered in the Exchange shall automatically be deemed cancelled without any action on the part of any Person, including the Company. Any such cancelled Exchanged Units shall no longer be outstanding, and all rights with respect to such units shall automatically cease and terminate.

Section 2.2   Covenants.

(a)        Consent and Waiver. By signing below, each of the undersigned Members, on behalf of itself and the other Exchanging Members, hereby consents to the Exchange and waives any rights provided in the LLC Agreement.

(b)        Proxy. Each Exchanging Member hereby irrevocably constitutes and appoints any officer of ParentCo or the Company as the attorney of such Exchanging Member, with full power of substitution and resubstitution in the premises, to do any and all things and to take any and all actions that may be necessary to transfer the Exchanged Units and to deliver to the Exchanging Member the RSUs to be delivered in Exchange therefor.

(c)        Issuance of RSUs. ParentCo covenants that all RSUs issued upon an Exchange will, upon issuance, be validly issued, fully paid and non-assessable and not subject to any preemptive right of stockholders of ParentCo or to any right of first refusal or other similar right in favor of any Person, in each case, subject to the terms and conditions of the ParentCo Omnibus Incentive Plan and an Award Agreement to be entered into by and between ParentCo and each Exchanging Member. As promptly as practicable on or after the Effective Date, provided the Exchanging Member has satisfied its obligations under Section 2.1, as applicable, ParentCo shall deliver or cause to be delivered to the Exchanging Member (or its designee), certificates or evidence of book-entry shares representing the number of RSUs deliverable upon the applicable Exchange, registered in the name of the Exchanging Member (or its designee).

Section 2.3   Withholding; Certification of Non-Foreign Status.

(a)        If ParentCo or the Company (or their affiliates and representatives) is required to withhold any amounts by reason of any federal, state, local or foreign tax rules or regulations in respect of any Exchange, ParentCo. or the Company (or their affiliates and representatives), as the case may be, shall be entitled to take such action as it deems appropriate in order to ensure compliance with such withholding requirements (as determined in the sole good faith discretion of the party so deducting and withholding), including, at its option, withholding all or a portion of the shares of Common Stock with a fair market value equal to the amount of any taxes that ParentCo or the Company, as the case may be, may be required to withhold with respect to such Exchange. To the extent that amounts are (or property is) so withheld and paid over to the appropriate taxing authority, such withheld amounts (or property) shall be treated for all purposes of this Agreement as having been paid (or delivered) to the Exchanging Member.

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(b)        Notwithstanding anything to the contrary herein, each of ParentCo, and the Company (or their affiliates and representatives) may, in its discretion, require that the Exchanging Member deliver to ParentCo or the Company, as the case may be, a duly completed and executed IRS Form W-9 and any other applicable certifications or documentation reasonably requested by ParentCo or the Company (including with respect to Section 1446(f) of the Code) prior to an Exchange. In the event ParentCo or the Company has required delivery of such documents but the Exchanging Member does not provide such documents, ParentCo, or the Company, as the case may be, shall nevertheless deliver or cause to be delivered to the Exchanging Member the RSUs in accordance with Section 2.1, net of any withholding as provided in Section 2.3(a).

ARTICLE III

Section 3.1   Representations and Warranties of ParentCo.

ParentCo represents and warrants that (i) it is a corporation duly incorporated and is existing and in good standing under the laws of the State of Delaware; (ii) it has all requisite corporate power and authority to enter into and perform this Agreement and to consummate the transactions contemplated hereby and to deliver the RSUs in accordance with the terms hereof; (iii) the execution and delivery of this Agreement by ParentCo and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of ParentCo, including all actions necessary to ensure that the acquisition of RSUs pursuant to the transactions contemplated hereby, to the fullest extent of each of ParentCo’s Board of Directors’ power and authority and to the extent permitted by Delaware law, shall not be subject to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws and regulations of any jurisdiction that may purport to be applicable to this Agreement or the transactions contemplated hereby; (iv) this Agreement constitutes a legal, valid and binding obligation of ParentCo enforceable against ParentCo in accordance with its terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors’ rights generally; and (v) the execution, delivery and performance of this Agreement by ParentCo and the consummation by ParentCo of the transactions contemplated hereby will not (A) result in a violation of ParentCo’s certificate of incorporation or bylaws, (B) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which ParentCo is a party, or (C) based on the representations made by the Exchanging Member pursuant to Section 3.4, and in connection with any Exchange made pursuant to the terms of this Agreement, result in a violation of any law, rule, regulation, order, judgment or decree applicable to ParentCo or by which any property or asset of ParentCo is bound or affected, except with respect to clause (B) or (C) for any conflicts, defaults, accelerations, terminations, cancellations or violations that would not reasonably be expected to have a material adverse effect on ParentCo or its business, financial condition or results of operations.

Section 3.2   Representations and Warranties of the Company.

The Company represents and warrants that (i) it is a limited liability company duly formed and is existing and in good standing under the laws of the State of Delaware; (ii) it has all requisite power and authority to enter into and perform this Agreement and to consummate the transactions contemplated hereby; (iii) the execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company; (iv) this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors’ rights generally; and (v) the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not (A) result in a violation of the certificate of formation of the Company or the LLC Agreement, (B) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company is a party, or (C) result in a violation of any law, rule, regulation, order, judgment or decree applicable to the Company or by which any property or asset of the Company is bound or affected, except with respect to clause (B) or (C) for any conflicts, defaults, accelerations, terminations, cancellations or violations that would not reasonably be expected to have a material adverse effect on the Company or its business, financial condition or results of operations.

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Section 3.3   Representations and Warranties of each Member.

Each Member represents and warrants, severally and not jointly, that (i) if such Member is an entity, that it is duly formed, validly existing and in good standing under the laws of the state of its formation, if such Member is an individual, that it is a resident of the state indicated on its signature page hereto; (ii) it has all requisite power and authority to enter into and perform this Agreement and to consummate the transactions contemplated hereby; (iii) the execution and delivery of this Agreement by the Member and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Member; (iv) this Agreement constitutes a legal, valid and binding obligation of the Member enforceable against the Member in accordance with its terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors’ rights generally; (v) the Exchanged Units are being transferred free and clear of any Liens; (vi) no consent, approval, authorization, order, registration or qualification of any third party or with any court or governmental agency or body having jurisdiction over the Member or the Exchanged Units is required to be obtained by the Member for the transfer of the Exchanged Units; and (vii) the execution, delivery and performance of this Agreement by the Member and the consummation by the Member of the transactions contemplated hereby will not (A) result in a violation of the organizational or governing documents of the Member (as applicable), (B) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Member is a party, or (C) result in a violation of any law, rule, regulation, order, judgment or decree applicable to the Member or by which any property or asset of the Member is bound or affected, except with respect to clause (B) or (C) for any conflicts, defaults, accelerations, terminations, cancellations or violations that would not in any material respect result in the unenforceability against the Member of this Agreement or impairment of the Member’s performance hereunder.

ARTICLE IV

Section 4.1   Notices.

All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given or made when (a) delivered personally to the recipient, (b) delivered by means of electronic mail (with hard copy sent to the recipient by reputable overnight courier service (charges prepaid) that same day) if emailed before 5:00 p.m. Pacific Time on a business day, and otherwise on the next business day, or (c) one (1) business day after being sent to the recipient by reputable overnight courier service (charges prepaid). Such notices, demands and other communications shall be sent to the address for such recipient set forth in the Company’s books and records (or below, with respect to ParentCo), or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.

If to the Company:

Manscaped Holdings, LLC
3753 Howard Hughes Parkway, Suite 200
Las Vegas, NV 89169
Attention:	Paul Tran
Email:	paul@manscaped.com

with a copy (which shall not constitute notice to the Company) to:

Buchalter, PC
1000 Wilshire Boulevard, Suite 1500
Los Angeles, CA 90017
Attention:	Jeremy Weitz and Tanya Viner
Email:	jweitz@buchalter.com
tviner@buchalter.com

Annex N-5

If to ParentCo:

Bright Lights Parent Corp.
c/o Bright Lights Acquisition Corp.
12100 Wilshire Blvd, Suite 1150
Los Angeles, CA 90025
Attention:	Michael Mahan and Hahn Lee
Email:	mike@brightlightsacquisition.com
hahn@brightlightsacquisition.com

with a copy (which shall not constitute notice to ParentCo) to:

Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1400
Palo Alto, CA 94301
Attention:	Michael Mies
Email:	michael.mies@skadden.com

Section 4.2   Severability.

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or entity or any circumstance, is found to be invalid or unenforceable in any jurisdiction, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 4.3   Counterparts.

This Agreement and any amendments may be executed simultaneously in two or more counterparts and delivered via facsimile or .pdf, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same document. The signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart.

Section 4.4   Entire Agreement.

This Agreement, together with the Business Combination Agreement, the Restructuring Agreement, the LLC Agreement and the Tax Receivable Agreement, (a) constitutes the entire agreement and supersedes all other prior agreements, both written and oral, among the parties with respect to the subject matter hereof and (b) is not intended to confer upon any Person, other than the parties hereto and their Permitted Transferees, any rights or remedies hereunder. In the event of a conflict between this Agreement and the Business Combination Agreement, the Business Combination Agreement shall govern.

Section 4.5   Further Assurances.

Each party hereto shall execute, deliver, acknowledge and file such other documents and take such further actions as may be reasonably requested from time to time by any other party hereto to give effect to and carry out the transactions contemplated herein.

Section 4.6   Governing Law.

This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

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Section 4.7   Consent to Jurisdiction.

Each party hereto irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each party hereto further agrees that service of any process, summons, notice or document by United States certified or registered mail (in each such case, prepaid return receipt requested) to such party’s respective address set forth in the Company’s books and records or such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party shall be effective service of process in any action, suit or proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each party hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the United States District Court for the State of Delaware or the state courts of the State of Delaware and hereby irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in such court has been brought in an inconvenient forum.

Section 4.8   Waiver of Jury Trial.

BECAUSE DISPUTES ARISING IN CONNECTION WITH COMPLEX TRANSACTIONS ARE MOST QUICKLY AND ECONOMICALLY RESOLVED BY AN EXPERIENCED AND EXPERT PERSON AND THE PARTIES WISH APPLICABLE STATE AND FEDERAL LAWS TO APPLY (RATHER THAN ARBITRATION RULES), THE PARTIES DESIRE THAT THEIR DISPUTES BE RESOLVED BY A JUDGE APPLYING SUCH APPLICABLE LAWS. THEREFORE, TO ACHIEVE THE BEST COMBINATION OF THE BENEFITS OF THE JUDICIAL SYSTEM AND OF ARBITRATION, EACH PARTY TO THIS AGREEMENT (INCLUDING THE COMPANY) HEREBY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES HERETO, WHETHER ARISING IN CONTRACT, TORT, OR OTHERWISE, ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY AND/OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES HEREUNDER.

Section 4.9   Amendments.

The provisions of this Agreement may be amended only by the affirmative vote or written consent of each of (a) ParentCo, (b) the Company and (c) Exchanging Members holding a majority of the Exchanged Units. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 4.10 Assignment.

Neither this Agreement nor any of the rights or obligations hereunder shall be assigned by the Exchanging Members without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors, assigns and Permitted Transferees.

Section 4.11 Expenses.

Each of ParentCo, the Company, and the Exchanging Members shall bear its own expenses in connection with the consummation of the Exchange, except that ParentCo shall bear any transfer taxes, stamp taxes or duties, or other similar taxes in connection with, or arising by reason of, the Exchange.

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Section 4.12 Specific Enforcement.

The parties hereto acknowledge that the remedies at law of the other parties for a breach or threatened breach of this Agreement would be inadequate and, in recognition of this fact, any party to this Agreement, without posting any bond, and in addition to all other remedies that may be available, shall be entitled to equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy that may then be available.

[Signature Pages to Follow]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized representatives as of the day and year first above written.

PARENTCO: BRIGHT LIGHTS PARENT CORP., a Delaware corporation
By:
Name:
Title:
COMPANY: MANSCAPED HOLDINGS, LLC, a Delaware limited liability company
By:
Name:
Title:

[Signature Page to Exchange Agreement]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized representatives as of the day and year first above written.

EXCHANGING MEMBERS: [ENTITY]
By:
Name:
Title:
[INDIVIDUAL]
By:
Name:
Address:

[Signature Page to Exchange Agreement]

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Exhibit A

Name of Exchanging Member	Unvested Incentive Units Exchanged and Cancelled	RSUs to be Issued

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Exhibit B

Form of Award Agreement

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Annex O

TAX RECEIVABLE AGREEMENT

among

MANSCAPED HOLDINGS, INC.,

MOWER Intermediate Holdings, Inc.,

MANSCAPED HOLDINGS, LLC,

and

THE PERSONS NAMED HEREIN

______________________

Dated as of [•], 2022

______________________

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Annex O-i

TAX RECEIVABLE AGREEMENT

This TAX RECEIVABLE AGREEMENT (as amended from time to time, this “Agreement”), dated as of [•], 2022, is hereby entered into by and among Manscaped Holdings, Inc. (fka Bright Lights Parent Corp.), a Delaware corporation (“ParentCo”), Mower Intermediate Holdings, Inc., a Delaware corporation and wholly owned direct subsidiary of ParentCo (“Intermediate Holdco”), each of the undersigned parties who is an Opco Member (defined below) and their successors and assigns (each a “TRA Party” and together the “TRA Parties”), and Manscaped Holdings, LLC, a Delaware limited liability company (“Opco”).

RECITALS

WHEREAS, for U.S. federal income tax purposes, (i) Opco is classified as a partnership and (ii) ParentCo is classified as an association taxable as a corporation;

WHEREAS, pursuant to the Restructuring Agreement, dated as of November 22, 2021, by and among Opco, ParentCo, Intermediate Holdco, and certain TRA Parties (the “Restructuring Agreement”):

(i)     The capital structure of Opco was first recapitalized pursuant to which (1) all Common Units (as defined in the Opco LLC Agreement) and all Series A Preferred Units (as defined in the Opco LLC Agreement) were converted into LLC Units, a new class of Units, and (2) the Incentive Units remained outstanding as Incentive Units; and

(ii)    After the recapitalization of the Company, the Company distributed all of the shares of common stock (“Manscaped Inc. Common Stock”) of Manscaped, Inc., a Delaware corporation and at that time a wholly owned subsidiary of the Company (“Manscaped Inc.”), to certain of the Historic Members on a non-pro rata basis as follows:

(1)    In the case of Historic Members who held between one (1) and 100,000 Incentive Units, (A) the Company redeemed such Historic Members’ Vested Incentive Units in exchange for shares of Manscaped Inc. Common Stock and (B) the Company cancelled such Historic Members’ Unvested Incentive Units in exchange for a right to receive restrictive stock units that were later issued by ParentCo; and

(2)    The remaining shares of Manscaped Inc. Common Stock were distributed, pro rata, to the Historic Members who held at least 100,001 Incentive Units and certain other Historic Members.

WHEREAS, (i) Bright Lights Acquisition Corp., a Delaware corporation (“Bright Lights”) owned all of the equity of Intermediate Holdco, Mower Merger Sub Corp., a Delaware corporation (“Merger Sub Corp.”), and ParentCo; and (ii) Intermediate Holdco owned all of the equity of Mower Merger Sub 2 LLC, a Delaware limited liability company (“Merger Sub LLC”);

WHEREAS, (i) Bright Lights merged with and into ParentCo with ParentCo surviving (the “ParentCo Merger”) and (ii) ParentCo changed its name to “Manscaped Holdings, Inc.”;

WHEREAS, following the ParentCo Merger, (i) ParentCo entered into Subscription Agreements with PIPE Investors pursuant to which such PIPE Investors purchased from ParentCo shares of ParentCo Class A Common Stock for an aggregate purchase price equal to $75,000,000 (the “PIPE Investment”); (ii) ParentCo contributed the PIPE Investment proceeds and a certain amount of cash held in the Trust Account to Intermediate Holdco; and (iii) Intermediate Holdco contributed a certain amount of it received in clause (ii) to Merger Sub LLC;

WHEREAS, following the ParentCo Merger, Merger Sub Corp. (then a wholly owned subsidiary of ParentCo) merged with and into Manscaped Inc. with Manscaped Inc. surviving (the “Manscaped Inc. Merger”);

WHEREAS, pursuant to the Manscaped Inc. Merger and the Business Combination Agreement, Manscaped Inc.’s shareholders exchanged their shares of Manscaped Inc. Common Stock for (i) [•] shares of ParentCo Class A Common Stock, (ii) [•] shares of ParentCo Class B Common Stock, and (iii) the contingent right to receive Earnout Shares (as defined in Annex I to the Business Combination Agreement);

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WHEREAS, following the Manscaped Inc. Merger, (i) Manscaped Inc. merged with and into Merger Sub LLC with Merger Sub LLC surviving (the “Third Merger” and, together with the Manscaped Inc. Merger, the “Mergers”) and (ii) immediately after the Third Merger, Intermediate Holdco contributed all of its equity in Merger Sub LLC (representing the assets previously held by Manscaped Inc.) to Opco in exchange for LLC Units (the “Manscaped Contribution”);

WHEREAS, following certain of the transactions listed above, (i) a Third Amended and Restated Limited Liability Agreement of Opco dated [______], 2022 by and between the Opco Members (the “Opco LLC Agreement”) was entered into and (ii) Intermediate Holdco became the Opco Managing Member;

WHEREAS, on and after the date hereof, pursuant to Section 10.01(a) of the Opco LLC Agreement, certain TRA Parties have the right, in their discretion subject to certain specified conditions, from time to time to require Opco to redeem all or a portion of such TRA Party’s Units (a “Redemption”) in exchange for cash or shares of ParentCo Class A Common Stock at ParentCo’s option, provided that ParentCo may elect to effect a direct exchange of such cash or shares of ParentCo Class A Common Stock for such Units pursuant to Section 10.03 of the Opco LLC Agreement (a “Direct Exchange”);

WHEREAS, (i) each of Opco and its direct and indirect subsidiaries treated as a partnership for U.S. federal income tax purposes had in effect an election under Section 754 (a “754 Election”) of the Internal Revenue Code of 1986, as amended (the “Code”), during the Taxable Year in which ParentCo and Intermediate Holdco acquired Units pursuant to the transactions referred to in the above Recitals and will have in effect a 754 Election in effect for each Taxable Year during one or more Exchanges occur and (ii) such elections are generally intended to result in an adjustment to the tax basis of the assets owned by Opco and its subsidiaries (which adjustment will be allocable wholly or, in the case of an adjustment under Section 734(b) of the Code, in part, to ParentCo and/or Intermediate Holdco) at the time of an Exchange (such time, the “Exchange Date”) by reason of such Exchange and at the time of receipt of certain payments under this Agreement;

WHEREAS, the income, gain, loss, expense, and other Tax items of ParentCo and Intermediate Holdco may be affected by the Tax Attributes; and

WHEREAS, the parties to this Agreement desire to make certain arrangements with respect to the effect of the Tax Attributes on the actual liability for Taxes of the ParentCo Group.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01    Definitions.

(a)     The following terms shall have the following meanings for the purposes of this Agreement:

“Actual Tax Liability” means, with respect to any Taxable Year, the actual liability for U.S. federal, state, and local income Taxes of (a) the ParentCo Group, and (b) without duplication, Opco and its Pass-Through Subsidiaries, but only with respect to Taxes imposed on Opco or a Pass-Through Subsidiary that are allocable to a member of the ParentCo Group for such Taxable Year (e.g., the portion of any liability for federal income Taxes imposed directly on Opco or any of its Pass-Through Subsidiaries under Section 6225 of the Code that is allocable to the Parent Group under Section 704 of the Code).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such Person.

“Agreed Rate” means a per annum rate of SOFR plus 100 basis points.

“Advance Payment” has the meaning set forth in Section 3.01(b)(3).

“Agreement” has the meaning set forth in Preamble.

“Amended Schedule” has the meaning set forth in Section 2.03(b).

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“Attributable” means, with respect to any applicable TRA Party, the portion of any Realized Tax Benefit (or Realized Tax Detriment) of ParentCo, Intermediate Holdco, or the ParentCo Group derived from Tax Attributes and Imputed Interest that is attributable to (a) the Units acquired by ParentCo in an Exchange or (b) the Units acquired in the Manscaped Contribution, as applicable, undertaken by or with respect to such TRA Party.

“Attribute Schedule” has the meaning set forth in Section 2.01.

“Basis Adjustment” means an adjustment to the Tax basis of a Reference Asset (a) under Sections 732 or 1012 of the Code and the Treasury Regulations promulgated thereunder (in situations where, as a result of one or more Exchanges, Opco becomes an entity that is disregarded as separate from its owner for U.S. federal income tax purposes) or (b) under Sections 734(b), 743(b), or 755 of the Code and the Treasury Regulations promulgated thereunder (in situations where, following an Exchange, Opco remains in existence as an entity for U.S. federal income tax purposes) and, in each case, comparable sections of state and local tax laws, as a result of (i) an Exchange or (ii) a payment made pursuant to this Agreement. For the avoidance of doubt, the amount of any Basis Adjustment resulting from an Exchange of one or more Units will be determined without regard to any Pre-Exchange Transfer of such Units and as if any such Pre-Exchange Transfer had not occurred.

“Beneficial Owner” means, with respect to a security, a Person who directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares (a) voting power, which includes the power to vote, or to direct the voting of, such security and/or (b) investment power, which includes the power to dispose of, or to direct the disposition of, such security.

“Blended Rate” means, with respect to any Taxable Year, the weighted average of the effective rates of Tax imposed on the aggregate net income of ParentCo Group in each state or local jurisdiction in which ParentCo Group (or any member thereof) files Tax Returns for such Taxable Year (or if the ParentCo Group does not file a consolidated, affiliated, combined, or unitary return in such jurisdiction), the aggregate net income of ParentCo and Intermediate Holdco), with the maximum effective rate in any state or local jurisdiction being equal to the product of (a) the apportionment factor on the income or franchise Tax Return filed by the ParentCo Group (or any member thereof) in such jurisdiction for such Taxable Year, multiplied by (b) the maximum applicable corporate tax rate in effect in such jurisdiction in such Taxable Year.

To illustrate the calculation of the Blended Rate for a Taxable Year, if (1) the ParentCo Group solely files Tax Returns in State 1 and State 2 in the Taxable Year, (2) the maximum applicable corporate tax rate in effect in State 1 and State 2 in such Taxable Year are 6% and 5%, respectively, and (3) the apportionment factors for State 1 and State in such Taxable Year are 60% and 40%, respectively, then the Blended Rate for such Taxable Year is equal to 5.6% (i.e., the sum of (i) 6% times 60% plus (ii) 5% times 40%).

“Board” means the board of directors of ParentCo.

“Business Combination Agreement” means the Business Combination Agreement, dated as of November [_], 2021 by and among Bright Lights, ParentCo, Intermediate Holdco, Merger Sub LLC, and Opco.

“Business Day” has the meaning ascribed to such term in the Opco LLC Agreement.

“Change of Control” means the occurrence of any of the following events:

(a)    any Person or any group of Persons acting together that would constitute a “group” for purposes of Section 13(d) of the Securities and Exchange Act of 1934, or any successor provisions thereto, excluding (1) a corporation or other entity owned, directly or indirectly, by the stockholders of ParentCo in substantially the same proportions as their ownership of stock in ParentCo and (2) any Opco Member or any Affiliate of an Opco Member who is or becomes the Beneficial Owner, directly or indirectly, of securities of ParentCo representing more than fifty percent (50%) of the combined voting power of ParentCo’s then outstanding voting securities; or

(b)    the following individuals cease to constitute a majority of the number of directors of ParentCo then serving: individuals who, on the Closing Date, constitute the Board and any new director whose appointment or election by the Board or nomination for election by ParentCo’s shareholders was approved or recommended by a vote of at least a majority of the directors then still in office who either were directors on the Closing Date or whose appointment, election or nomination for election was previously so approved or recommended by the directors referred to in this clause (b); or

Annex O-3

(c)    there is consummated a merger or consolidation of ParentCo with any other corporation or other entity, and, immediately after the consummation of such merger or consolidation, either (1) the Board immediately prior to the merger or consolidation does not constitute at least a majority of the board of directors of the company surviving the merger or, if the surviving company is a Subsidiary, the ultimate parent thereof, or (2) the voting securities of ParentCo immediately prior to such merger or consolidation do not continue to represent or are not converted into more than fifty percent (50%) of the combined voting power of the then outstanding voting securities of the Person resulting from such merger or consolidation or, if the surviving company is a Subsidiary, the ultimate parent thereof; or

(d)    the shareholders of ParentCo approve a plan of complete liquidation or dissolution of ParentCo or there is consummated an agreement or series of related agreements for the sale or other disposition, directly or indirectly, by ParentCo of all or substantially all of ParentCo’s assets, other than such sale or other disposition by ParentCo of all or substantially all of ParentCo’s assets to an entity, at least fifty percent (50%) of the combined voting power of the voting securities of which are owned by shareholders of ParentCo in substantially the same proportions as their ownership of ParentCo immediately prior to such sale.

Notwithstanding the foregoing, except with respect to clause (b) and clause (c)(1) above, a “Change of Control” will not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the shares of ParentCo immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in, and own substantially all of the shares of, an entity which owns all or substantially all of the assets of ParentCo immediately following such transaction or series of transactions.

“Code” has the meaning set forth in Recitals.

“Closing Date” means [ ________ ], 2022.

“Control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract, or otherwise.

“Cumulative Net Realized Tax Benefit” for a Taxable Year means the cumulative amount of Realized Tax Benefits for all Taxable Years of the ParentCo Group, up to and including such Taxable Year, net of the cumulative amount of Realized Tax Detriments for the same period. The Realized Tax Benefit and Realized Tax Detriment for each Taxable Year will be determined based on the most recent Tax Benefit Schedule or Amended Schedule, if any, in existence at the time of such determination.

“Default Rate” means a per annum rate of SOFR plus 500 basis points.

“Determination” has the meaning ascribed to such term in Section 1313(a) of the Code or any similar provision of state or local tax law, as applicable, or any other event (including the execution of IRS Form 870-AD or any analogous state or local tax form) that finally and conclusively establishes the amount of any liability for Tax and shall also include the acquiescence of ParentCo to the amount of any assessed liability for Tax.

“Direct Exchange” has the meaning set forth in the Recitals.

“Dispute” has the meaning set forth in Section 7.03(a).

“Disputing Parties” has the meaning set forth in Section 7.03(a).

“Early Termination Effective Date” has the meaning set forth in Section 4.02.

“Early Termination Date” means the date of an Early Termination Notice for purposes of determining the Early Termination Payment.

“Early Termination Notice” has the meaning set forth in Section 4.02.

“Early Termination Payment” has the meaning set forth in Section 4.03(b).

“Early Termination Rate” means a per annum rate of the lesser of (a) 6.5% per annum, compounded annually, and (b) SOFR plus 100 basis points.

“Early Termination Schedule” has the meaning set forth in Section 4.02.

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“e-mail” has the meaning set forth in Section 7.01.

“Exchange” means a Redemption, a Direct Exchange, or any acquisition of Units by ParentCo or Intermediate Holdco from a TRA Party.

“Exchange Date” has the meaning set forth in the Recitals.

“Expert” has the meaning set forth in Section 7.09.

“Governmental Authority” has the meaning set forth in the Opco LLC Agreement.

“Historic Member” means a Person who was an Opco Member as of the time of the consummation of the transactions described in the Restructuring Agreement (after taking such transactions into account).

“Hypothetical Federal Tax Liability” means, with respect to any Taxable Year, the liability for U.S. federal income Taxes of (1) the ParentCo Group, and (2) without duplication, Opco and its Pass-Through Subsidiaries, but only with respect to Taxes imposed on Opco or a Pass-Through Subsidiary that are allocable to a member of the ParentCo Group for such Taxable Year (e.g., the portion of any liability for federal income Taxes imposed directly on Opco or any of its Pass-Through Subsidiaries under Section 6225 of the Code that is allocable to a Parent Group member under Section 704 of the Code), in each case using the same methods, elections, conventions, and similar practices used on the relevant ParentCo Group Return, but —

(a)    Using the Non-Stepped Up Tax Basis as reflected on the applicable Attribute Schedule, including amendments thereto for the Taxable Year (including for purposes of calculating depreciation, amortization, and other similar deductions and otherwise calculating any items of income, gain, and loss);

(b)    Excluding any deduction attributable to Imputed Interest for the Taxable Year;

(c)    Deducting Hypothetical Other Tax Liability (rather than any amount for state, local or foreign tax liabilities) for such Taxable Year to the extent state and local taxes are deductible for the applicable entity; and

(d)    Without taking into account the carryover or carryback of any Tax item (or portions thereof) that is attributable to or (without duplication) available for use because of the prior use of any of the Tax Attributes.

“Hypothetical Other Tax Liability” means, with respect to any Taxable Year, the product of (a) U.S. federal taxable income determined in connection with calculating the Hypothetical Federal Tax Liability for such Taxable Year (determined without regard to clause (c) of the definition of “Hypothetical Federal Tax Liability”), multiplied by (b) the Blended Rate for such Taxable Year.

“Hypothetical Tax Liability” means, with respect to any Taxable Year, the sum of (a) the Hypothetical Federal Tax Liability for such Taxable Year, plus (b) the Hypothetical Other Tax Liability for such Taxable Year.

“Imputed Interest” means any interest imputed under Sections 1272, 1274, or 483 or any other provision of the Code and any analogous provision of state or local income tax law with respect to ParentCo’s payment obligations under this Agreement.

“Incentive Units” means the Units having the rights and obligations specified with respect to “Incentive Units” as defined in the Opco LLC Agreement.

“Interest Amount” has the meaning set forth in Section 3.01(b)(2).

“IRS” means the U.S. Internal Revenue Service.

“LLC Units” means the Units having the rights and obligations specified with respect to LLC Units in the Opco LLC Agreement.

“Manscaped Contribution” has the meaning set forth in the Recitals.

“Manscaped Inc.” has the meaning set forth in the Recitals.

“Manscaped Inc. Common Stock” has the meaning set forth in the Recitals.

“Manscaped Inc. Merger” has the meaning set forth in the Recitals.

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“Material Objection Notice” has the meaning set forth in Section 4.02.

“Market Value” means the closing price of a share of ParentCo Class A Common Stock on the applicable Exchange Date on the national securities exchange or interdealer quotation system on which such Class A Common Stock is then traded or listed, as reported by the Wall Street Journal; provided that if the closing price is not reported by the Wall Street Journal for the applicable Exchange Date, then the Market Value will mean the closing price of the ParentCo Class A Common Stock on the Business Day immediately preceding such Exchange Date on the national securities exchange or interdealer quotation system on which such ParentCo Class A Common Stock is then traded or listed, as reported by the Wall Street Journal; provided, further that if the ParentCo Class A Common Stock is not then listed on a national securities exchange or an interdealer quotation system, then “Market Value” will mean the cash consideration paid for ParentCo Class A Common Stock or the fair market value of the other property delivered for ParentCo Class A Common Stock, as determined by the Board in good faith.

“Mergers” has the meaning set forth in the Recitals.

“Net Tax Benefit” has the meaning set forth in Section 3.01(b)(1).

“Non-Stepped Up Tax Basis” means, with respect to any Reference Asset at any time, the Tax basis that such asset would have had at such time if no Basis Adjustments had been made.

“Objection Notice” has the meaning set forth in Section 2.03(a).

“Opco” has the meaning set forth in Recitals.

“Opco LLC Agreement” means the Third Amended and Restated Limited Liability Company Agreement of Opco, dated as of [            ], 2022.

“Opco Member” means a “Member” (as defined in the Opco LLC Agreement) of Opco.

“Opco Managing Member” has the meaning of “Managing Member” in the Opco LLC Agreement.

“ParentCo” has the meaning set forth in Preamble.

“ParentCo Class A Common Stock” means Class A common stock, $0.0001 par value per share, of ParentCo.

“ParentCo Group” means any affiliated, consolidated, combined, or unitary group in which ParentCo is the parent in any Taxable Year for U.S. federal, state, or local Tax purposes. To the extent that ParentCo and/or Intermediate Holdco is not a member of a ParentCo Group, then references to the “ParentCo Group” will refer to ParentCo (or another group referred to in Section 7.11(a) in which ParentCo is a member) and to Intermediate Holdco (or another group referred to in Section 7.11(a) in which Intermediate Holdco is a member).

“ParentCo Group Return” means (a) any U.S. federal, state, and/or local income Tax Return(s), as applicable, of a Parent Group, (b) any U.S. federal, state, and/or local income Tax Return(s), as applicable, of ParentCo of any Taxable Year that is not a Parent Group Return, and (c) any U.S. federal, state, and/or local income Tax Return(s), as applicable, of Intermediate Holdco of any Taxable Year.

“Pass-Through Subsidiary” means a Subsidiary of Opco that is classified for U.S. federal and/or state income tax purposes, as applicable, as a partnership or disregarded as a separate entity from its sole owner.

“Payment Date” means any date on which a payment is required to be made pursuant to this Agreement.

“Person” means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, governmental entity or other entity.

“Pre-Exchange Transfer” means, with respect to an Exchange, any transfer or distribution in respect of one or more Units that occurs prior to such Exchange.

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“Realized Tax Benefit” means, for a Taxable Year, the excess, if any, of the Hypothetical Tax Liability over the Actual Tax Liability. If all or a portion of the Actual Tax Liability for such Taxable Year arises as a result of an audit or similar proceeding by a Taxing Authority of any Taxable Year, then such liability arising as a result of such audit or proceeding will not be included in determining the “Realized Tax Benefit” unless and until there has been a Determination with respect to such Actual Tax Liability.

“Realized Tax Detriment” means, for a Taxable Year, the excess, if any, of the Actual Tax Liability over the Hypothetical Tax Liability. If all or a portion of the Actual Tax Liability for such Taxable Year arises as a result of an audit or similar proceeding by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Detriment unless and until there has been a Determination with respect to such Actual Tax Liability.

“Reconciliation Dispute” has the meaning set forth in Section 7.09.

“Reconciliation Procedures” has the meaning set forth in Section 2.03(a).

“Redemption” has the meaning set forth in the Recitals to this Agreement.

“Reference Asset” means (a) an asset or other property (including an item of deferred revenue) that is held or acquired by Opco or any of Opco’s direct or indirect Pass-Through Subsidiaries at the time of the Exchange or (b) any asset or other property that is “substituted basis property” within the meaning of Section 7701(a)(42) of the Code with respect to a Reference Asset described in clause (a) of this definition.

“Restructuring Agreement” has the meaning set forth in the Recitals.

“Revaluation” has the meaning set forth in the Opco LLC Agreement.

“Schedule” means any of the following: (a) an Attribute Schedule, (b) a Tax Benefit Schedule, or (c) the Early Termination Schedule.

“Senior Obligations” has the meaning set forth in Section 5.01.

“SOFR” means, with respect to any period, the greater of (a) 0.25% and (b) a reference rate equal to the daily Secured Overnight Financing Rate provided by the Federal Reserve Bank of New York, as the administrator of such rate (or any successor administrator of such rate), as reported by the Wall Street Journal two (2) Business Days prior to the commencement of the such period.

If ParentCo has made the determination (such determination to be conclusive absent manifest error) that (1) SOFR is not or is no longer a widely recognized benchmark rate for newly originated loans in the U.S. loan market in U.S. dollars or (2) the applicable supervisor or administrator (if any) of SOFR has made a public statement identifying a specific date after which SOFR shall no longer be used for determining interest rates for loans in the U.S. loan market in U.S. dollars, then ParentCo and the TRA Party Representative shall (as determined by ParentCo and the TRA Party Representative to be consistent with market practice generally), establish a replacement interest rate (the “Replacement Rate”), in which case, the Replacement Rate will, subject to the next two sentences, replace SOFR for all purposes under this Agreement. In connection with the establishment and application of the Replacement Rate, this Agreement may be amended solely with the consent of ParentCo and the TRA Party Representative, as may be necessary or appropriate, in the reasonable judgment of ParentCo, to effect the provisions of this section. The Replacement Rate will be applied in a manner consistent with market practice; provided that, in each case, to the extent such market practice is not administratively feasible for ParentCo, such Replacement Rate will be applied as otherwise reasonably determined and agreed to by ParentCo and the TRA Party Representative.

“Subsidiaries” has the meaning ascribed to such term in the Opco LLC Agreement.

“Subsidiary Stock” means any stock or other equity interest in any Subsidiary of ParentCo that is (a) treated as a corporation for U.S. federal income tax purposes and (b) a member of an affiliated or consolidated group of corporations that files a consolidated income tax return pursuant to Sections 1501 et seq. of the Code with respect to which ParentCo is a member.

“TRA Party” has the meaning set forth in Preamble.

“TRA Party Representative” means Paul Tran.

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“Tax Attributes” means collectively (a) Basis Adjustments, (b) Existing Basis, and (c) Imputed Interest.

“Tax Benefit Payment” has the meaning set forth in Section 3.01(b).

“Tax Benefit Schedule” has the meaning set forth in Section 2.02(a).

“Tax Contest” has the meaning set for in Section 6.01.

“Tax Return” means any return, declaration, report or similar statement required to be filed with respect to Taxes (including any attached schedules), including any information return, claim for refund, amended return and declaration of estimated Tax.

“Taxable Year” means a taxable year of ParentCo or Intermediate Holdco (as applicable) as defined in Section 441(b) of the Code or analogous provision of state or local tax law, as applicable (and, therefore, for the avoidance of doubt, may include a period of less than twelve (12) months for which a Tax Return is made), ending on or after the Closing Date.

“Taxes” means any and all taxes, assessments, and similar charges that are based on or measured with respect to net income or profits, and any penalties and interest related to such Tax.

“Taxing Authority” shall mean any domestic, federal, national, state, county or municipal, or other local government, any subdivision, agency, commission, or authority thereof, or any quasi-governmental body exercising any taxing authority or any other authority exercising Tax regulatory authority.

“Treasury Regulations” means the final or temporary United States Federal Income Tax Regulations promulgated under the Code, as in effect for the relevant taxable period.

“Trust Account” means the trust account holding of the cash proceeds of Bright Lights’ initial public offering and private placements of its securities that was established for the benefit of Bright Lights (and, after the ParentCo Merger, ParentCo), certain public stockholders, and the underwriters of the initial public offering of Bright Lights.

“Units” means a unit representing a fractional part of the membership interest of an Opco Member and includes LLC Units, Incentive Units, and any other class of limited liability interests in Opco designated by Opco after the date hereof in accordance with the Opco LLC Agreement.

“Valuation Assumptions” means, as of an Early Termination Date, the following assumptions:

(1)    In each Taxable Year ending on or after such Early Termination Date, the ParentCo Group will have taxable income sufficient to fully utilize such entity’s tax deductions arising from the Tax Attributes during such Taxable Year or future Taxable Years (including, for the avoidance of doubt, Basis Adjustments and Imputed Interest resulting from future Tax Benefit Payments that would be paid in accordance with the Valuation Assumptions) in which such deductions become available.

(2)    The U.S. federal income tax rates and state and local income tax rates that will be in effect for each such Taxable Year will be those specified for each such Taxable Year by the Code and other law as in effect on the Early Termination Date, and Tax Attributes will be deemed to offset income of ParentCo and/or Intermediate Holdco (as applicable) at the highest marginal federal and relevant state and local income tax rates applicable to a corporation in such Taxable Year (and the Blended Rate will be calculated based on such rates and the apportionment factors applicable in such Taxable Year).

(3)    Any non-amortizable assets (other than Subsidiary Stock) will be disposed of on the fifteenth (15th) anniversary of the applicable Exchange for an amount sufficient to fully utilize the adjusted basis of such assets, including any adjustments under Section 734 and 743 of the Code (and, in each case, the comparable sections of U.S. state and local law); provided that, in the event of a Change of Control that includes the sale of such asset (or the sale of equity interests in a partnership or disregarded entity for U.S. federal income tax purposes that directly or indirectly owns such asset), such non-amortizable assets will be deemed disposed of at the time of the direct or indirect sale of the relevant asset in such Change of Control (if earlier than such fifteenth (15th) anniversary) for such price.

(4)    Any Subsidiary Stock will be treated as if it will never be disposed of.

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(5)    If, at the Early Termination Date, there are Units that have not been Exchanged, then each such Unit will be deemed to be Exchanged for an amount equal to the product of (a) the Market Value of the ParentCo Class A Common Stock on the Early Termination Date, multiplied by (b) the number of shares of ParentCo Class A Common Stock that would be transferred in respect of such Unit if the Exchange occurred on the Early Termination Date.

Section 1.02    Other Definitional and Interpretative Provisions.

(a)    The words “hereof,” “herein,” and “hereunder” and words of like import used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b)    The captions herein are included for convenience of reference only and will be ignored in the construction or interpretation hereof.

(c)    References to Articles and Sections respectively refer to articles and sections of this Agreement unless otherwise specified.

(d)    Any singular word in this Agreement will be deemed to include the plural form of such word, and any plural word will be deemed to include the singular form.

(e)    The words “include,” “includes,” or “including” as used herein will be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.

(f)    “Writing,” “written,” and comparable terms as used herein refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(g)    References herein to any statute or regulation will be deemed to refer to such statute or regulation, as amended from time to time, and, in the case of any statute, to any rules or regulations promulgated thereunder.

(h)    References herein to any agreement or contract will refer to that agreement or contract as amended, modified, or supplemented from time to time in accordance with the terms hereof and thereof.

(i)    References herein to any Person will include the successors and permitted assigns of that Person.

(j)    References from or through any date herein mean, unless otherwise specified, from and including or through and including, respectively.

ARTICLE II

DETERMINATION OF REALIZED TAX BENEFIT

Section 2.01    Basis Adjustment.

(a)    Within 120 calendar days after the filing of a ParentCo Group Return for each relevant Taxable Year, ParentCo shall deliver to each TRA Party a schedule (the “Attribute Schedule”) that shows, in reasonable detail necessary to perform the calculations required by this Agreement:

(1)    the Non-Stepped Up Tax Basis of the Reference Assets as of each applicable Exchange Date, if any;

(2)    the Basis Adjustments with respect to the Reference Assets as a result of each Exchange effected in such Taxable Year, calculated (i) in the aggregate, (ii) solely with respect to Exchanges by such TRA Party, and (iii) in the case of a Basis Adjustment under Section 734(b) solely with respect to the amount that is available to the ParentCo Group in such Taxable Year;

(3)    allocations of Opco’s items of income, gain, loss, and depreciation that would be made using the Non-Stepped Up Basis of the Reference Assets;

(4)    the period (or periods) over which the Reference Assets are amortizable and/or depreciable;

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(5)    the period (or periods) over which each Basis Adjustment is amortizable and/or depreciable;

(6)    the amount of Imputed Interest; and

(7)    the Interest Amount.

(b)    For the avoidance of doubt, payments made under this Agreement to the extent treated as Imputed Interest will not be treated as resulting in a Basis Adjustment.

Section 2.02    Realized Tax Benefit and Realized Tax Detriment.

(a)    Tax Benefit Schedule. Within 120 calendar days after the filing of a ParentCo Group Return for any Taxable Year in which there is a Realized Tax Benefit or a Realized Tax Detriment Attributable to a TRA Party, ParentCo shall provide to such TRA Party a schedule showing, in reasonable detail, the calculation of the Realized Tax Benefit or Realized Tax Detriment and the portion Attributable to such TRA Party for such Taxable Year (a “Tax Benefit Schedule”). The Tax Benefit Schedule will become final as provided in Section 2.03(a) and may be amended as provided in Section 2.03(b) (subject to the procedures set forth in Section 2.03(b)).

(b)    Applicable Principles. The Realized Tax Benefit or Realized Tax Detriment for each Taxable Year is intended to measure the decrease or increase in the Actual Tax Liability of the ParentCo Group for such Taxable Year attributable to the Tax Attributes, determined using a “with and without” methodology. For the avoidance of doubt, the Actual Tax Liability will take into account the deduction of the portion of the Tax Benefit Payment that must be accounted for as interest under the Code based upon the characterization of Tax Benefit Payments as additional consideration payable by ParentCo for the Units acquired in an Exchange. Carryovers or carrybacks of any Tax item attributable to any Tax Attribute will be considered to be subject to the rules of the Code and the Treasury Regulations or the appropriate provisions of U.S. state and local income and franchise tax law, as applicable, governing the use, limitation, and expiration of carryovers or carrybacks of the relevant type. If a carryover or carryback of any Tax item includes a portion that is attributable to a Tax Attribute and another portion that is not, then such portions will be considered to be used in accordance with the “with and without” methodology. The parties hereto agree that:

(1)    All Tax Benefit Payments (other than amounts accounted for as Imputed Interest) (i) will be treated as subsequent upward purchase price adjustments in respect of the relevant Exchange that give rise to additional Basis Adjustments to Reference Assets for ParentCo or Intermediate Holdco in the year of payment, and as a result, (ii) such additional Basis Adjustments will be incorporated into the current year calculation and into future year calculations, as appropriate; and

(2)    Amounts accounted for as Imputed Interest may give rise to additional Tax Benefit Payments in the then-current and/or future years.

Section 2.03    Procedures, Amendments.

(a)    Procedure. Every time ParentCo delivers to a TRA Party an applicable Schedule under this Agreement, including any Amended Schedule delivered pursuant to Section 2.03(b), any Early Termination Schedule, or amended Early Termination Schedule, ParentCo shall also (x) deliver to the TRA Party Representative schedules and work papers, as determined by ParentCo or requested by such TRA Party Representative, providing reasonable detail regarding the preparation of the Schedule and (y) allow such TRA Party Representative reasonable access at no cost to the appropriate representatives at ParentCo, as determined by ParentCo or requested by the TRA Party Representative, in connection with a review of such Schedule. Without limiting the application of the preceding sentence, each time ParentCo delivers to a TRA Party a Tax Benefit Schedule, in addition to the Tax Benefit Schedule duly completed, ParentCo shall deliver to the TRA Party Representative the relevant ParentCo Group Return, the reasonably detailed calculation by ParentCo of the Hypothetical Tax Liability, the reasonably detailed calculation by ParentCo of the Actual Tax Liability, as well as any other work papers as determined by ParentCo or reasonably requested by the TRA Party Representative. An applicable Schedule or amendment thereto will become final and binding on the applicable TRA Party and ParentCo thirty (30) calendar days from the first date on which the TRA Party has received the applicable Schedule or amendment thereto unless such TRA Party (i) within thirty (30) calendar days after receiving an applicable Schedule or amendment thereto, provides ParentCo with notice of a material objection to such Schedule (“Objection Notice”) made in good faith or (ii) provides a written waiver of such right of any Objection Notice within the period described in clause (i) above, in which case such Schedule or amendment thereto becomes binding on

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the date the waiver is received by ParentCo. If the applicable TRA Party and ParentCo, for any reason, are unable to successfully resolve the issues raised in the Objection Notice within thirty (30) calendar days after receipt by ParentCo of an Objection Notice, then ParentCo and the applicable TRA Party shall employ the reconciliation procedures as described in Section 7.09 (the “Reconciliation Procedure”).

(b)    Amended Schedule. The applicable Schedule for any Taxable Year may be amended from time to time by ParentCo (i) in connection with a Determination affecting such Schedule, (ii) to correct inaccuracies in the Schedule identified as a result of the receipt of additional factual information relating to a Taxable Year after the date the Schedule was provided to the applicable TRA Party, (iii) to comply with the Expert’s determination under the Reconciliation Procedures, (iv) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to a carryback or carryforward of a loss or other Tax item to such Taxable Year, (v) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to an amended Tax Return filed for such Taxable Year, or (vi) to adjust the Attribute Schedule to take into account payments made pursuant to this Agreement (any such Schedule, an “Amended Schedule”). ParentCo shall provide an Amended Schedule to each relevant TRA Party within thirty (30) calendar days of the occurrence of an event referenced in clauses (i) through (vi) of the preceding sentence.

ARTICLE III

TAX BENEFIT PAYMENTS

Section 3.01    Payments.

(a)    Within five (5) Business Days after the Tax Benefit Schedule with respect to a Taxable Year delivered to any TRA Party becomes final in accordance with Section 2.03(a), ParentCo shall pay to such TRA Party for such Taxable Year the Tax Benefit Payment in the amount determined pursuant to Section 3.01(b). Each such Tax Benefit Payment to a TRA Party (including any Advance Payment) will be made by wire transfer of immediately available funds to the bank account previously designated by such TRA Party to ParentCo or as otherwise agreed by ParentCo and such TRA Party. For the avoidance of doubt, no Tax Benefit Payment will be made in respect of estimated Tax payments, including federal estimated income tax payments. Notwithstanding any provision of this Agreement to the contrary, any TRA Party may elect with respect to any Exchange to limit the aggregate Tax Benefit Payments made to such TRA Party in respect of any such Exchange to a specified percentage of the amount equal to the sum of (A) the cash, excluding any Tax Benefit Payments, and (B) the Market Value of the ParentCo Class A Common Stock received by such TRA Party on such Exchange (or such other limitation selected by the TRA Party and consented to by ParentCo, which consent will not be unreasonably withheld). The TRA Party shall exercise its rights under the preceding sentence by notifying ParentCo in writing of its desire to impose such a limit and the specified percentage (or such other limitation selected by the TRA Party) and such other details as may be necessary (including whether such limit includes the Imputed Interest in respect of any such Exchange) in such manner and at such time (but in no event later than the date of any such Exchange) as reasonably directed by ParentCo; provided, however, that, in the absence of such direction, the TRA Party shall give such written notice in the same manner as is required by Section 7.01 of this Agreement contemporaneously with TRA Party’s notice to ParentCo of the applicable Exchange.

(b)    A “Tax Benefit Payment” means, with respect to a TRA Party, an amount, not less than zero, equal to the sum of the amount of the Net Tax Benefit Attributable to such TRA Party and the related Interest Amount. For the avoidance of doubt, for Tax purposes, the Interest Amount will not be treated as interest, but instead will be treated as additional consideration in the applicable transaction, unless otherwise required by law.

(1)    Subject to Section 3.03(a), the “Net Tax Benefit” for a Taxable Year will be an amount equal to the excess, if any, of (i) 85% of the Cumulative Net Realized Tax Benefit as of the end of such Taxable Year over (ii) the total amount of Tax Benefit Payments previously made under this Section 3.01 (excluding payments attributable to Interest Amounts) and, without duplication, any Advance Payments previously made under this Section 3.01 (excluding any portion of Advance Payments in respect of anticipated Interest Amounts); provided, for the avoidance of doubt, that such TRA Party shall not be required to return any portion of any previously made Tax Benefit Payment.

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(2)    The “Interest Amount” will equal the interest on the amount of the Net Tax Benefit Attributable to such TRA Party calculated at the Agreed Rate from the due date (without extensions) for filing the ParentCo Group Return with respect to Taxes for such Taxable Year until the Payment Date of the applicable Tax Benefit Payment, including, for the avoidance of doubt, Advance Payments.

(3)    “Advance Payments” in respect of a TRA Party for a Taxable Year means the payments made by ParentCo to such TRA Party as an advance of such TRA Party’s anticipated Tax Benefit Payment for such Taxable Year (which, if made, will be treated as Tax Benefit Payments for purposes of this Agreement). ParentCo will be entitled at its option to make Advance Payments; provided that, if ParentCo makes Advance Payments, then ParentCo will make Advance Payments to all parties eligible to receive payments under this Agreement with respect to a particular Taxable Year in proportion to their respective amount of anticipated payments under this Agreement in respect of such Taxable Year. Notwithstanding the foregoing, for each Taxable Year ending on or after the date of a Change of Control, all Tax Benefit Payments will be calculated by utilizing Valuation Assumptions (1), (2), (3), and (5), substituting in each case the terms “the closing date of a Change of Control” for an “Early Termination Date.”

Section 3.02    No Duplicative Payments. It is intended that the provisions of this Agreement will not result in duplicative payment of any amount (including interest) required under this Agreement. The provisions of this Agreement will be construed in the appropriate manner to ensure such intentions are realized.

Section 3.03    Pro Rata Payments.

(a)    Notwithstanding anything in Section 3.01 to the contrary, to the extent that the aggregate Tax benefit of the ParentCo Group’s reduction in Tax liability as a result of the Tax Attributes under this Agreement is limited in a particular Taxable Year because the ParentCo Group does not have sufficient taxable income to fully utilize available deductions and other attributes, the limitation on the Tax benefit for the ParentCo Group will be allocated among the TRA Parties in proportion to the respective amounts of Tax Benefit Payments that would have been determined under this Agreement if ParentCo had sufficient taxable income so that there were no such limitation; provided that, for purposes of allocating among the TRA Parties the aggregate Tax Benefit Payments under this Agreement with respect to any Taxable Year, the operation of this Section 3.03(a) with respect to any prior Taxable Year will be taken into account, it being the intention of ParentCo and the TRA Parties for each TRA Party to receive, in the aggregate, Tax Benefit Payments in proportion to the aggregate Net Tax Benefits Attributable to such TRA Party had this Section 3.03(a) never operated.

(b)    After taking into account Section 3.03(a), if for any reason ParentCo does not fully satisfy its payment obligations to make all Tax Benefit Payments due under this Agreement in respect of a particular Taxable Year, then ParentCo and the TRA Parties agree that (i) ParentCo shall pay the same proportion of each Tax Benefit Payment due under this Agreement in respect of such Taxable Year, without favoring one obligation over the other, and (ii) no Tax Benefit Payment will be made in respect of any Taxable Year until all Tax Benefit Payments in respect of prior Taxable Years have been made in full.

(c)    To the extent ParentCo makes a payment to a TRA Party in respect of a particular Taxable Year under Section 3.01(a) of this Agreement (taking into account Section 3.03(a) and Section 3.03(b), but excluding payments attributable to Interest Amounts) in excess of the amount of such payment that should have been made to such TRA Party in respect of such Taxable Year, then (1) such TRA Party shall not receive further payments under Section 3.01(a) until such TRA Party has foregone an amount of payments equal to such excess and (2) ParentCo shall pay the amount of such TRA Party’s foregone payments to the other TRA Parties in a manner such that each of the other TRA Parties, to the maximum extent possible, will have received aggregate payments under Section 3.01(a) of this Agreement (excluding payments attributable to Interest Amounts) in the amount it would have received if there had been no excess payment to such TRA Party.

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Article IV

TERMINATION

Section 4.01    Termination, Early Termination and Breach of Agreement.

(a)    Unless terminated earlier pursuant to Section 4.01(b) or Section 4.01(c), this Agreement will terminate when there is no further potential for a Tax Benefit Payment pursuant to this Agreement. Tax Benefit Payments under this Agreement are not conditioned on any TRA Party retaining an interest in ParentCo or Opco (or any successor thereto).

(b)    ParentCo may terminate this Agreement with respect to all amounts payable to the TRA Parties and with respect to all of the Units held (or previously held and Exchanged) by all TRA Parties at any time by paying to each TRA Party the Early Termination Payment in respect of such TRA Party; provided, however, that this Agreement will only terminate pursuant to this Section 4.01(b) upon the receipt of the full amount of the Early Termination Payment by all TRA Parties; and provided, further, that ParentCo may withdraw any notice to exercise its termination rights under this Section 4.01(b) prior to the time at which any Early Termination Payment has been paid. Upon payment of the Early Termination Payment by ParentCo in accordance with this Section 4.01(b), neither the TRA Parties nor ParentCo shall have any further payment obligations under this Agreement, other than for any (1) Tax Benefit Payment agreed to by ParentCo and a TRA Party as due and payable but unpaid as of the Early Termination Notice and (2) Tax Benefit Payment due for the Taxable Year ending with or including the date of the Early Termination Notice (except to the extent that the amount described in clause (2) is included in the Early Termination Payment). If an Exchange occurs after ParentCo makes the Early Termination Payment pursuant to this Section 4.01(b), then ParentCo shall have no obligations under this Agreement with respect to such Exchange.

(c)    In the event that ParentCo (i) breaches any of its material obligations under this Agreement, whether as a result of failure to make any payment when due, failure to honor any other material obligation required hereunder, or by operation of law as a result of the rejection of this Agreement in a case commenced under the Bankruptcy Code or otherwise or (ii) (A) commences any case, proceeding or other action (x) under any existing or future law of any jurisdiction relating to the bankruptcy, insolvency, reorganization, or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution or other relief with respect to it or its debts or (y) seeking an appointment of a receiver, trustee, custodian, conservator, or other similar official for it or for any substantial part of its assets or (iii) makes a general assignment for the benefit of creditors or (B) any case, proceeding, or other action of the nature referred to in clause (ii)(A) above remains dismissed or undischarged for a period of at least sixty (60) days, then all obligations hereunder will be accelerated and such obligations will be calculated as if an Early Termination Notice had been delivered on the date of such breach and will include, but not be limited to, (1) the Early Termination Payment calculated as if an Early Termination Notice had been delivered on the date of a breach, (2) any Tax Benefit Payment agreed to by ParentCo and any of the TRA Parties as due and payable but unpaid as of the date of a breach, and (3) any Tax Benefit Payment due for the Taxable Year ending with or including the date of a breach; provided that procedures similar to the procedures of Section 4.02, mutatis mutandis, will apply with respect to the determination of the amount payable by ParentCo pursuant to this sentence. Notwithstanding the foregoing, in the event that ParentCo breaches this Agreement, each TRA Party will be entitled to elect to receive the amounts set forth in clauses (1), (2), and (3) above or to seek specific performance of the terms hereof. The parties hereto agree that the failure to make any payment due pursuant to this Agreement within three (3) months of the date such payment is due will be deemed to be a breach of a material obligation under this Agreement for all purposes of this Agreement, and that it will not be considered to be a breach of a material obligation under this Agreement to make a payment due pursuant to this Agreement within three (3) months of the date such payment is due. Notwithstanding anything in this Agreement to the contrary, it will not be a breach of this Agreement if ParentCo fails to make any payment due pursuant to this Agreement when due to the extent ParentCo has insufficient funds to make such payment despite using reasonable best efforts to obtain funds to make such payment (including by causing Opco and any other Subsidiaries to distribute or lend funds for such payment); provided that (I) the interest provisions of Section 5.02 will apply to such late payment, and (II) solely with respect to a Tax Benefit Payment, if ParentCo does not have sufficient cash to make such payment as a result of limitations imposed by debt agreements to which ParentCo or any of its Subsidiaries is a party, then Section 5.02 will apply, but with the Default Rate being the Agreed Rate; provided, further, that ParentCo shall within three (3) Business Days pay all such unpaid payments, together with accrued and unpaid interest thereon, immediately following such time that ParentCo has, and to the extent ParentCo has, sufficient funds to

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make such payment, and the failure of ParentCo to do so will constitute a breach of this Agreement. For the avoidance of doubt, all cash and cash equivalents used or to be used to pay dividends by, or repurchase equity securities of, ParentCo will be deemed to be funds sufficient and available to pay such unpaid payments, together with any accrued and unpaid interest thereon.

Section 4.02    Early Termination Notice. If ParentCo chooses to exercise its right of early termination under Section 4.01(b), then ParentCo shall deliver to each TRA Party notice of such intention to exercise such right (“Early Termination Notice”) and a schedule (the “Early Termination Schedule”) specifying ParentCo’s intention to exercise such right and showing in reasonable detail the calculation of the Early Termination Payment for such TRA Party. The Early Termination Schedule will become final and binding on such TRA Party thirty (30) calendar days from the first date on which such TRA Party has received such Schedule or amendment thereto unless such TRA Party (a) within thirty (30) calendar days after receiving the Early Termination Schedule, provides ParentCo with notice of a material objection to such Schedule made in good faith (“Material Objection Notice”) or (b) provides a written waiver of such right of a Material Objection Notice within the period described in clause (a) above, in which case such Schedule becomes binding on the date the waiver is received by ParentCo (such thirty (30) calendar day date as modified, if at all, by clauses (a) or (b) above, the “Early Termination Effective Date”). If ParentCo and such TRA Party, for any reason, are unable to successfully resolve the issues raised in such notice within thirty (30) calendar days after receipt by ParentCo of the Material Objection Notice, ParentCo and such TRA Party shall employ the Reconciliation Procedures.

Section 4.03    Payment upon Early Termination.

(a)    Within three (3) Business Days after the Early Termination Effective Date, ParentCo shall pay to each TRA Party an amount equal to the Early Termination Payment in respect of such TRA Party. Such payment will be made by wire transfer of immediately available funds to a bank account or accounts designated by such TRA Party or as otherwise agreed by ParentCo and such TRA Party. For the avoidance of doubt, the portion of any Early Termination Payment to be made by a TRA Obligor will be determined in the same manner as such determination is made with respect to Tax Benefit Payments pursuant to Section 3.01(a).

(b)    “Early Termination Payment” in respect of a TRA Party will equal the present value, discounted at the Early Termination Rate as of the Early Termination Effective Date, of all Tax Benefit Payments in respect of such TRA Party that would be required to be paid by ParentCo beginning from the Early Termination Date and assuming that the Valuation Assumptions are applied.

Article v

SUBORDINATION AND LATE PAYMENTS

Section 5.01    Subordination. Notwithstanding any other provision of this Agreement to the contrary, any Tax Benefit Payment or Early Termination Payment required to be made by ParentCo to any TRA Party under this Agreement will rank subordinate and junior in right of payment to any principal, interest, or other amounts due and payable in respect of any obligations in respect of indebtedness for borrowed money of ParentCo and its Subsidiaries (“Senior Obligations”) and will rank pari passu with all current or future unsecured obligations of ParentCo that are not Senior Obligations.

Section 5.02    Late Payments. The amount of all or any portion of any Tax Benefit Payment or Early Termination Payment not made to the applicable TRA Party when due under the terms of this Agreement will be payable together with any interest thereon, computed at the Default Rate (or, to the extent provided for in to Section 4.01(c), the Agreed Rate) and commencing from the date on which such Tax Benefit Payment or Early Termination Payment was due and payable. ParentCo shall promptly (and in any event, within two (2) Business Days) pay all unpaid Tax Benefit Payments and Early Termination Payments, together with accrued and unpaid interest thereon, immediately following such time that it has, and to the extent that it has, sufficient funds to make such payment. For the avoidance of doubt, all cash and cash equivalents used or to be used to pay dividends by, or repurchase equity securities of, ParentCo will be deemed to be funds sufficient and available to pay unpaid Tax Benefit Payments and Early Termination Payments, together with any accrued and unpaid interest thereon.

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Article VI

NO DISPUTES; CONSISTENCY; COOPERATION

Section 6.01    Participation in ParentCo’s and Opco’s Tax Matters. Except as otherwise provided herein or in the Opco LLC Agreement (including Section 6.01 of the Opco LLC Agreement, (a) ParentCo shall have full responsibility for, and sole discretion over, all Tax matters concerning ParentCo and (b) Intermediate Holdco shall have full responsibility for, and sole discretion over, all Tax matters concerning Intermediate Holdco and Opco, in each case, including the preparation of, filing of, and amending any Tax Return and defending, contesting, and settling any issue pertaining to Taxes. Notwithstanding the foregoing, (1) ParentCo or Intermediate Holdco, as applicable, shall notify the TRA Party Representative of, and keep the TRA Party Representative reasonably informed with respect to, the portion of any audit, examination, proceeding, or other Tax-related contest involving ParentCo, Intermediate Holdco, and/or Opco by a Taxing Authority or other Governmental Authority the outcome of which could affect the rights and obligations of any TRA Party under this Agreement (each, a “Tax Contest”), (2) ParentCo or Intermediate Holdco, as applicable, shall provide the TRA Party Representative a reasonable opportunity to provide information and other input to ParentCo, Intermediate Holdco, Opco, and their respective advisors concerning the conduct of the Tax Contest, and (3) ParentCo, Intermediate Holdco, Opco, and/or their respective advisors shall reasonable consider such information and other input in good faith.

Section 6.02    Consistency. ParentCo and the TRA Parties agree to report and cause to be reported for all purposes, including federal, state, and local Tax purposes and financial reporting purposes, all Tax-related items (including the Tax Attributes and each Tax Benefit Payment) in a manner consistent with that specified by ParentCo in any Schedule required to be provided by or on behalf of ParentCo under this Agreement unless otherwise required by law. Any dispute as to required Tax or financial reporting will be subject to Section 7.09.

Section 6.03    Cooperation. Each of ParentCo and each TRA Party will (a) furnish to the other party in a timely manner such information, documents, and other materials as the other party may reasonably request for purposes of making any determination or computation necessary or appropriate under this Agreement, preparing any Tax Return, or contesting or defending any audit, examination or controversy with any Taxing Authority, (b) make itself available to the other party and its representatives to provide explanations of documents and materials and such other information as the other party or its representatives may reasonably request in connection with any of the matters described in clause (a) above, and (c) reasonably cooperate in connection with any such matter, and ParentCo shall reimburse the applicable TRA Party for any reasonable third-party costs and expenses incurred pursuant to this Section 6.03.

Article VII

MISCELLANEOUS

Section 7.01    Notices. All notices, requests and other communications to any party hereunder will be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and will be given to such party as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to ParentCo or Intermediate Holdco, to:

Bright Lights Acquisition Corp.

12100 Wilshire Blvd, Suite 1150

Los Angeles, CA 90025

Attention:    Michael Mahan and Hahn Lee

Email:          mike@brightlightsacquisition.com

hahn@brightlightsacquisition.com

With copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1400

Palo Alto, CA 94301

Attention: Michael Mies

Email: michael.mies@skadden.com

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If to Opco or the TRA Party Representative, to:

Manscaped Holdings, LLC

3753 Howard Hughes Parkway, Suite 200

Las Vegas, NV 89169

Attn: Paul Tran

Email: paul@manscaped.com

With copies (which shall not constitute notice) to:

Buchalter, a Professional Corporation

1000 Wilshire Blvd., Suite 1500

Los Angeles, California 90017-1730

Attention:    Jeremy Weitz and Tanya Viner

E-mail:        jweitz@buchalter.com

tviner@buchalter.com

If to the applicable TRA Party, to the address, facsimile number or e-mail address specified for such party on the Member Schedule to the Opco LLC Agreement.

All such notices, requests and other communications will be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication will be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 7.02    Binding Effect; Benefit; Assignment.

(a)    The provisions of this Agreement will be binding upon and will inure to the benefit of the parties hereto and their respective successors and assigns. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns. ParentCo shall require and cause any direct or indirect successor (whether by purchase, merger, consolidation, or otherwise) to all or substantially all of the business or assets of ParentCo, by written agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that ParentCo would be required to perform if no such succession had taken place.

(b)    A TRA Party may assign any of its rights under this Agreement to any Person as long as such transferee has executed and delivered, or, in connection with such transfer, executes and delivers, a joinder to this Agreement, in form of Exhibit A, agreeing to become a “TRA Party” for all purposes of this Agreement, except as otherwise provided in such joinder; provided, that a TRA Party’s rights under this Agreement will be assignable by such TRA Party under the procedure in this Section 7.02(b) regardless of whether such TRA Party continues to hold any interests in Opco or ParentCo or has fully transferred any such interests.

(c)    Opco shall have the power and authority (but not the obligation) to permit any Person who becomes a member of Opco to execute and deliver a joinder to this Agreement promptly upon acquisition of Units by such Person, and such Person will be treated as a “TRA Party” for all purposes of this Agreement.

Section 7.03    Resolution of Disputes.

(a)    Except for Reconciliation Disputes subject to Section 7.09, each party hereto shall attempt to resolve any claim, dispute, or other disagreement (each a “Dispute”) arising under this Agreement through direct negotiation with each other (such disputing parties, the “Disputing Parties”). If the dispute is not resolved within three (3) weeks after a written demand for direct negotiation, then any Disputing Party may then seek relief by initiating arbitration after such period upon written notice to the other Disputing Party. Such arbitration will be binding pursuant to the Commercial Arbitration Rules of the American Arbitration Association. The place of arbitration will be Los Angeles, California.

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(b)    A single arbitrator (or, a panel of three arbitrators (the “Panel”), if the aggregate amount in dispute exceeds $1,000,000 and any Disputing Party elects to have such dispute resolved by a three-arbitrator panel) will be selected by the joint agreement of the Disputing Parties. Each arbitrator must be a person who is knowledgeable about, and has recognized ability and experience in dealing with, the subject matter of the Dispute. If the Disputing Parties are unable to agree on the arbitrator(s) within twenty (20) days of the date after the written notice referred to in Section 7.03(a), then selection of the arbitrator(s) will be made pursuant to the rules from the panels of the arbitrators maintained by the American Arbitration Association.

(c)    The following rules will apply to such arbitration: (i) the proceeding will be confidential, (ii) any Disputing Party will have the right to have counsel represent it at the arbitration hearing and in pre-arbitration proceedings; (iii) each Disputing Party will be permitted to conduct discovery in accordance with the Federal Rules of Civil Procedure; (iv) the arbitrator or Panel will have the authority to resolve any discovery disputes and to invoke an action to cease further discovery; (v) each Disputing Party to any arbitration proceeding will have the right to have a written transcript made of the arbitration proceedings; and (vi) each Disputing Party will have the right to file post-arbitration briefs, which will be considered by the arbitrator or Panel. The Disputing Parties shall complete all discovery within thirty (30) days after the arbitrator or Panel is composed, and shall complete the presentation of evidence to the arbitrator or Panel within fifteen (15) days after the completion of discovery.

(d)    The arbitrator or Panel shall render a final decision to the Dispute within fifteen (15) days of the completion of the presentation of evidence. In the case of a Panel, the arbitrators will act by majority decision. Any decision made by a Panel will be (i) rendered in writing, (ii) bear the signatures of at least two (2) arbitrators, and (iii) identify the members of the Panel. Absent fraud or manifest error, any such decision of the arbitrator or Panel will be final, conclusive, and binding upon the Disputing Parties, and enforceable by a court of competent jurisdiction, provided that any such final decision will be accompanied by a written opinion of the arbitrator or Panel giving the reasons for the decision. This provision for arbitration will be specifically enforceable by the Disputing Parties. Judgment upon the award rendered by the arbitrator or Panel may be entered by any court having jurisdiction thereof.

(e)    The expenses of the arbitration will be borne equally by the Disputing Parties, provided that each Disputing Party shall pay for and bear the costs of such party’s own experts, evidence, and legal counsel, unless the arbitrator or Panel rules otherwise in the arbitration. The Disputing Parties shall cause to be kept a record of the proceedings of any matter submitted to arbitration hereunder. If a party against whom the arbitrator or Panel renders a decision fails to abide by such decision, then the other Disputing Party or Disputing Parties may seek to enforce such award in a court of competent jurisdiction.

(f)    Notwithstanding the provisions in Section 7.03(a) through Section 7.03(f) ParentCo may bring an action or special proceeding in any court of competent jurisdiction for the purpose of compelling a party to arbitrate, seeking temporary or preliminary relief in aid of an arbitration hereunder, and/or enforcing an arbitration award and, for the purposes of this Section 7.03(f) each TRA Party (i) expressly consents to the application of Section 7.03(g) to any such action or proceeding, and (ii) agrees that proof will not be required that monetary damages for breach of the provisions of this Agreement would be difficult to calculate and that remedies at law would be inadequate.

(g)    EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF THE CHANCERY COURT OF THE STATE OF DELAWARE OR, IF SUCH COURT DECLINES JURISDICTION, THE COURTS OF THE STATE OF DELAWARE SITTING IN WILMINGTON, DELAWARE, AND OF THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE SITTING IN WILMINGTON, DELAWARE, AND ANY APPELLATE COURT FROM ANY THEREOF, FOR THE PURPOSE OF ANY JUDICIAL PROCEEDING BROUGHT IN ACCORDANCE WITH THE PROVISIONS OF THIS SECTION 7.03, OR ANY JUDICIAL PROCEEDING ANCILLARY TO AN ARBITRATION OR CONTEMPLATED ARBITRATION ARISING OUT OF OR RELATING TO OR CONCERNING THIS AGREEMENT. Such ancillary judicial proceedings include any suit, action or proceeding to compel arbitration, to obtain temporary or preliminary judicial relief in aid of arbitration, or to confirm an arbitration award. The parties acknowledge that the fora designated by this paragraph (c) have a reasonable relation to this Agreement, and to the parties’ relationship with one another.

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(h)    The parties hereby waive, to the fullest extent permitted by applicable law, any objection which they now or hereafter may have to personal jurisdiction or to the laying of venue of any such ancillary suit, action or proceeding brought in any court referred to in the preceding paragraph of this Section 7.03 and such parties agree not to plead or claim the same.

Section 7.04    Counterparts. This Agreement may be signed in any number of counterparts, each of which will be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement will have no effect and no party will have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 7.05    Entire Agreement. This Agreement and the other Ancillary Documents (as such term is defined in the Business Combination Agreement) constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement (except to the extent otherwise provided in an Ancillary Document). Nothing in this Agreement will create any third-party beneficiary rights in favor of any Person or other party hereto.

Section 7.06    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement will remain in full force and effect and will in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.

Section 7.07    Amendment. No provision of this Agreement may be amended unless such amendment is approved in writing by ParentCo and the TRA Party Representative, provided that no such amendment will be effective if such amendment will have a materially disproportionate effect on the payments certain TRA Parties will or may receive under the Tax Receivable Agreements unless all such TRA Parties materially disproportionately affected consent in writing to such amendment. No provision of this Agreement may be waived unless such waiver is in writing and signed by the party against whom the waiver is to be effective.

Section 7.08    Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such State that would result in the application of the laws of any other State.

Section 7.09    Reconciliation. In the event that ParentCo and a TRA Party are unable to resolve a disagreement with respect to the matters governed by Sections 2.03, 3.01(b), 4.02 and 6.02 within the relevant period designated in this Agreement (“Reconciliation Dispute”), the Reconciliation Dispute will be submitted for determination to a nationally recognized expert (the “Expert”) in the particular area of disagreement mutually acceptable to both parties. The Expert will be a partner or principal in a nationally recognized accounting or law firm, and unless ParentCo and such TRA Party agree otherwise, the Expert will not, and the firm that employs the Expert will not, have any material relationship with ParentCo or such TRA Party or other actual or potential conflict of interest. If the parties are unable to agree on an Expert within fifteen (15) calendar days of receipt by the respondent(s) of written notice of a Reconciliation Dispute, the Expert will be appointed by the International Chamber of Commerce Centre for Expertise. The Expert shall resolve any matter relating to the Attribute Schedule or an amendment thereto or the Early Termination Schedule or an amendment thereto within thirty (30) calendar days and shall resolve any matter relating to a Tax Benefit Schedule or an amendment thereto within fifteen (15) calendar days or as soon thereafter as is reasonably practicable, in each case after the matter has been submitted to the Expert for resolution. Notwithstanding the preceding sentence, if the matter is not resolved before any payment that is the subject of a disagreement would be due (in the absence of such disagreement) or any Tax Return reflecting the subject of a disagreement is due, the undisputed amount will be paid on the date prescribed by this Agreement and such Tax Return may be filed as prepared by ParentCo, subject to adjustment or amendment upon resolution. The costs and expenses relating to the engagement of such Expert or

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amending any Tax Return will be borne by ParentCo, except as provided in the next sentence. ParentCo and such TRA Party shall bear their own costs and expenses of such proceeding, unless the Expert substantially adopts such TRA Party’s position, in which case ParentCo shall reimburse such TRA Party for any reasonable out-of-pocket costs and expenses in such proceeding. Any dispute as to whether a dispute is a Reconciliation Dispute within the meaning of this Section 7.09 will be decided by the Expert. The Expert shall finally determine any Reconciliation Dispute and the determinations of the Expert pursuant to this Section 7.09 shall be binding on ParentCo and such TRA Party and may be entered and enforced in any court having jurisdiction.

Section 7.10    Withholding. ParentCo shall be entitled to deduct and withhold from any payment payable pursuant to this Agreement such amounts as ParentCo is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local, or non-U.S. tax law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the TRA Party in respect of whom such withholding was made. Each TRA Party shall promptly provide ParentCo, Opco, or other applicable withholding agent with any applicable Tax forms and certifications (including an IRS Form W-9 or the applicable version of an IRS Form W-8) reasonably requested, in connection with determining whether any such deductions and withholdings are required (or determining the appropriate rate of withholding) under the Code or any provision of United States state, local or non-U.S. tax law.

Section 7.11    Admission of ParentCo into a Consolidated Group; Transfers of Corporate Assets.

(a)    For so long as ParentCo and/or Intermediate Holdco is or becomes a member of an affiliated or consolidated group of corporations that files a consolidated income tax return pursuant to Sections 1501 et seq. of the Code or any corresponding provisions of state or local law (whether or not such group is the ParentCo Group), then (1) the provisions of this Agreement will be applied with respect to each group as a whole and (2) Tax Benefit Payments, Early Termination Payments, and other applicable items hereunder will be computed with reference to the consolidated taxable income of each such the group as a whole.

(b)    If any entity that is obligated to make a Tax Benefit Payment or Early Termination Payment hereunder transfers one or more Reference Assets to a corporation (or a Person classified as a corporation for U.S. federal income tax purposes) with which such entity does not file a consolidated tax return pursuant to Section 1501 of the Code, then such entity, for purposes of calculating the amount of any Tax Benefit Payment or Early Termination Payment (e.g., calculating the gross income of the entity and determining the Realized Tax Benefit of such entity) due hereunder, will be treated as having disposed of such asset in a fully taxable transaction on the date of such contribution. The consideration deemed to be received by such entity will be equal to the fair market value of the contributed asset plus the amount of any debt to which such Reference Assets is subject. For purposes of this Section 7.11, a transfer of a partnership interest will be treated as a transfer of the transferring partner’s share of each of the assets and liabilities of that partnership.

(c)    If any member of a group described in Section 7.11(a) that directly or indirectly owns any equity interests in OpCo ceases to be a member of such group (or the ParentCo or Intermediate Holdco deconsolidates for U.S. federal income tax purposes from that group), then, except as otherwise agreed by the TRA Party Representative, such deconsolidated members of the group will be treated prior to deconsolidation as having disposed of their directly or indirectly held equity of OpCo in a fully taxable transaction for consideration calculated in a manner consistent with the provisions of the preceding sentences. Notwithstanding anything to the contrary set forth herein, if ParentCo, Intermediate Holdco, a successor in interest of ParentCo or Intermediate Holdco, or any member of a group described in Section 7.11(a) transfers its assets pursuant to a transaction described in Section 351 of the Code, pursuant to a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, or pursuant to any other transaction to which Section 381(a) of the Code applies, then the transfer will not cause such entity to be treated as having transferred any assets to a corporation (or a Person classified as a corporation for U.S. federal income tax purposes) pursuant to this Section 7.11(c) so long as the relevant successor is bound by the provisions of this Agreement.

Section 7.12    Confidentiality. Section 13.11 (Confidentiality) of the Opco LLC Agreement as of the date of this Agreement will apply to any information of ParentCo provided to the TRA Parties and their assignees pursuant to this Agreement and any information of the TRA Parties provided pursuant to this Agreement.

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Section 7.13    Change in Law. Notwithstanding anything herein to the contrary, if, in connection with an actual or proposed change in law, a TRA Party reasonably believes that the existence of this Agreement could cause income (other than income arising from receipt of a payment under this Agreement) recognized by such TRA Party (or direct or indirect equity holders in such TRA Party) upon an Exchange to be treated as ordinary income rather than capital gain (or otherwise taxed at ordinary income rates) for U.S. federal income tax purposes or would have other material adverse tax consequences to ParentCo or such TRA Party or any direct or indirect owner of a TRA Party, then at the election of such TRA Party and to the extent specified by such TRA Party, this Agreement (i) shall cease to have further effect with respect to such TRA Party, (ii) shall not apply to an Exchange occurring after a date specified by such TRA Party, or (iii) shall otherwise be amended in a manner determined by such TRA Party; provided, that such amendment shall not result in an increase in payments under this Agreement to such TRA Party at any time as compared to the amounts and times of payments that would have been due to such TRA Party in the absence of such amendment.

Section 7.14    Partnership Agreement. This Agreement, to the extent it relates to holders of Units, will be treated as part of the partnership agreement of Opco as described in Section 761(c) of the Code, and Sections 1.704-1(b)(2)(ii)(h) and 1.761-1(c) of the Treasury Regulations.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, ParentCo, Intermediate Holdco, Opco, and each TRA Party set forth below have duly executed this Agreement as of the date first written above.

MANSCAPED HOLDINGS, INC.
By:
Name:
Title:
MOWER INTERMEDIATE HOLDINGS, INC.
By:
Name:
Title:
MANSCAPED HOLDINGS, LLC
By:
Name:
Title:

[signature page]

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TRA PARTIES:

By:
Name:
Title:

[signature page]

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Exhibit A
Joinder

This JOINDER (this “Joinder”) to the Tax Receivable Agreement (as defined below), dated as of ____________, by and among Manscaped Holdings, Inc., a Delaware corporation (“ParentCo”), _____________________ (“Transferor”) and ______________ (“Permitted Transferee”).

WHEREAS, on ____________, Permitted Transferee acquired from Transferor (the “Acquisition”) the right to receive any and all payments that may become due and payable under the Tax Receivable Agreement with respect to (i) ____ LLC Units and ____ Incentive Units that were previously, or may in the future be, Exchanged or (ii) Transferor’s entitlement to receive Tax Benefit Payments; and

WHEREAS, Transferor, in connection with the Acquisition, has required Permitted Transferee to execute and deliver this Joinder pursuant to Section 7.02(b) of the Tax Receivable Agreement, dated as of [            ], 2022, by and among ParentCo and each TRA Party (the “Tax Receivable Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

Section 1.01    Definitions. To the extent capitalized words used in this Joinder are not defined in this Joinder, such words shall have the respective meanings set forth in the Tax Receivable Agreement.

Section 1.02    Joinder. Permitted Transferee hereby acknowledges and agrees to become a “TRA Party” (as defined in the Tax Receivable Agreement) for all purposes of the Tax Receivable Agreement. Permitted Transferee hereby acknowledges the terms of Section 7.02(b) of the Tax Receivable Agreement and agrees to be bound by Section 7.12 of the Tax Receivable Agreement.

Section 1.03    Notice. Any notice, request, consent, claim, demand, approval, waiver, or other communication hereunder to Permitted Transferee shall be delivered or sent to Permitted Transferee at the address set forth on the signature page hereto in accordance with Section 7.01 of the Tax Receivable Agreement.

Section 1.04    Governing Law. This Joinder will be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such State that would result in the application of the laws of any other State.

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IN WITNESS WHEREOF, this Joinder has been duly executed and delivered by Permitted Transferee as of the date first above written.

[PERMITTED TRANSFEREE]
By:
Name:
Title:
Address for notices:

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PART II

Information Not Required in Prospectus

Item 20. Indemnification of directors and officers.

Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

The Amended and Restated Certificate of Incorporation, which will become effective upon consummation of the Business Combination, will provide that no Director of the Surviving Corporation will be personally liable to the Surviving Corporation or its stockholders for or with respect to any breach of fiduciary duty or other act or omission as a director of the Surviving Corporation. In addition, the Amended and Restated Certificate of Incorporation will provide that if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Surviving Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Amended and Restated Certificate of Incorporation will further provide that any repeal or modification of such article by its stockholders or amendment to the DGCL will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

The Amended and Restated Certificate of Incorporation will provide that it will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the Surviving Corporation) by reason of the fact that he or she is or was, or has agreed to become, the Surviving Corporation’s director or officer, or is or was serving, or has agreed to serve, at the Surviving Corporation’s request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all Indemnifiable Losses (as defined in the Amended and Restated Certificate of Incorporation) if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the Surviving Corporation’s best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful, subject to limited exceptions. The Amended and Restated Certificate of Incorporation will also provide that it will advance expenses to Indemnitees in connection with a legal proceeding, subject to limited exceptions.

In connection with the Business Combination, the Surviving Corporation will enter into indemnification agreements with each of its directors and executive officers. These agreements will provide that the Surviving Corporation will indemnify each of its directors and such officers to the fullest extent permitted by law and its charter and its bylaws.

The Surviving Corporation will also maintain a general liability insurance policy, which will cover certain liabilities of directors and officers of the Surviving Corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 21. Exhibits and Financial Statements Schedules.

(a)     Exhibits.

Exhibit	Description
2.1+

Business Combination Agreement, dated as of November 22, 2021, by and among Bright Lights Acquisition Corp., Bright Lights Parent Corp., Mower Intermediate Holdings, Inc., Mower Merger Sub Corp., Mower Merger Sub 2, LLC and Manscaped Holdings, LLC (included as Annex A to the proxy statement/prospectus).

2.2+

First Amendment to Business Combination Agreement, dated as of January 10, 2022, by and among Bright Lights Acquisition Corp., Bright Lights Parent Corp., Mower Intermediate Holdings, Inc., Mower Merger Sub Corp., Mower Merger Sub 2, LLC and Manscaped Holdings, LLC.

3.1

Form of Certificate of Incorporation of Bright Lights Parent Corp. (to be renamed Manscaped Holdings, Inc.), to become effective upon completion of the ParentCo Merger (included as Annex H to the proxy statement/prospectus).

3.2

Form of By-Laws of Bright Lights Parent Corp. (to be renamed Manscaped Holdings, Inc.), to become effective upon completion of the ParentCo Merger (included as Annex I to the proxy statement/prospectus).

4.1(1)	Specimen Unit Certificate of Bright Lights Acquisition Corp.
4.2(2)	Specimen Class A Common Stock Certificate of Bright Lights Acquisition Corp.
4.3(3)	Specimen Warrant Certificate of Bright Lights Acquisition Corp.
4.4	Warrant Agreement, dated as of January 6, 2021, between Bright Lights Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent.
4.5

Assignment, Assumption and Amendment Agreement, dated as of November 22, 2021, by and among Bright Lights Acquisition Corp., Bright Lights Parent Corp. and Continental Stock Transfer & Trust Company (included as Annex K to the proxy statement/prospectus).

4.6*	Specimen Class A Common Stock Certificate of Bright Lights Parent Corp.
4.7*	Specimen Warrant Certificate of Bright Lights Parent Corp.
5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
10.1+

Sponsor Support Agreement, dated November 22, 2021, by and among Bright Lights Sponsor LLC, the Registrant, each director and officer of the Registrant and Manscaped Holdings, LLC (included as Annex B to the proxy statement/prospectus).

10.2

First Amendment to Sponsor Support Agreement, dated as of January 10, 2022, by and among Bright Lights Sponsor LLC, the Registrant, each director and officer of the Registrant and Manscaped Holdings, LLC.

10.3+

Manscaped Equityholders Support Agreement, dated November 22, 2021, by and among the Registrant, Manscaped Holdings, LLC and certain equityholders of Manscaped Holdings, LLC (included as Annex C to the proxy statement/prospectus).

10.4	Form of Subscription Agreement (entities) (included as Annex D to the proxy statement/prospectus).
10.5	Form of Subscription Agreement (individuals) (included as Annex E to the proxy statement/prospectus).
10.6

Form of Amended and Restated Registration Rights Agreement by and among the Registrant, Bright Lights Sponsor LLC, the Registrant’s directors and officers and certain equityholders of Manscaped Holdings, LLC (included as Annex F to the proxy statement/prospectus).

10.7	Manscaped Holdings, LLC 2019 Equity Incentive Plan.
10.8	Manscaped Holdings, Inc. 2022 Omnibus Incentive Plan (included as Annex G to the proxy statement/prospectus), and forms of award agreements thereunder.
10.9	Manscaped Holdings, LLC 2022 Management Incentive Plan (included as Annex J to the proxy statement/prospectus), and the form of award agreement thereunder.
10.10+	Form of Third Amended and Restated Limited Liability Company Operating Agreement of Manscaped Holdings, LLC (included as Annex L to the proxy statement/prospectus).

Exhibit	Description
10.11*	Restructuring Agreement, dated November 22, 2021, by and among Manscaped Holdings, LLC and certain equityholders of Manscaped Holdings, LLC (included as Annex M to the proxy statement/prospectus)
10.12+	Form of Exchange Agreement (included as Annex N to the proxy statement/prospectus)
10.13	Form of Tax Receivable Agreement (included as Annex O to the proxy statement/prospectus)
21.1*	List of Subsidiaries of Registrant.
23.1	Consent of Marcum LLP.
23.2	Consent of KPMG LLP.
23.3*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as part of Exhibit 5.1).
24.1	Power of Attorney (included on the signature page of this Registration Statement)
99.1*	Form of Proxy Card for the Registrant’s Special Meeting.
99.2	Consent of Michael Mahan to be named as a director.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

____________

*        To be filed by amendment.

+       Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

(1)      Incorporated by reference to Exhibit 4.1 filed with the Registration Statement on Form S-1/A (File No. 333-251513) filed by BLTS on December 18, 2020, and as subsequently amended (the “Form S-1”).

(2)      Incorporated by reference to Exhibit 4.2 filed with the Form S-1.

(3)      Incorporated by reference to Exhibit 4.3 filed with the Form S-1.

Item 22. Undertakings.

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Los Angeles, California, on the 10th day of January, 2022.

BRIGHT LIGHTS PARENT CORP.
By:	/s/ Michael Mahan
Name:	Michael Mahan
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael Mahan and Hahn Lee as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or and in his or her name, place and stead, in any and all capacities, to sign one or more Registration Statements on Form S-4, or other appropriate form, and all amendments thereto, including post-effective amendments, of Bright Lights Acquisition Corp. and to file the same, with any exhibits thereto, with the Securities and Exchange Commission, or any state securities department or any other federal or state agency or governmental authority granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Michael Mahan	Chief Executive Officer and Director	January 10, 2022
Michael Mahan	(Principal Executive Officer)
/s/ Hahn Lee	Chief Financial Officer and Secretary	January 10, 2022
Hahn Lee	(Principal Financial and Accounting Officer)